     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 1999


                                                      REGISTRATION NO. 333-60355
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 8

                                       TO

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                             AIMCO PROPERTIES, L.P.
           (Exact name of co-registrant as specified in its charter)

                     MARYLAND                                           84-1259577
                     DELAWARE                                           84-1275621
 (State or other jurisdiction of incorporation or         (I.R.S. Employer Identification Number)
                   organization)
      1873 SOUTH BELLAIRE STREET, 17TH FLOOR                          PETER KOMPANIEZ
              DENVER, COLORADO 80222                                     PRESIDENT
                  (303) 757-8101                          1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                                                                  DENVER, COLORADO 80222
                                                                      (303) 757-8101
                                                                    FAX: (303) 753-9538
(Address, including zip code, and telephone number,  (Name, address, including zip code, and telephone
 including area code, of co-registrants' principal                        number,
                executive offices)                      including area code, of agent for service)

                             ---------------------
                                    Copy to:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000
                              FAX: (213) 687-5600
                             ---------------------
    Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and if there is compliance with General Instruction G, check the following box. [ ]
    If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

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TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE          PROPOSED MAXIMUM          PROPOSED MAXIMUM          AMOUNT OF
         TO BE REGISTERED              REGISTERED      OFFERING PRICE PER UNIT(1) AGGREGATE OFFERING PRICE REGISTRATION FEE(2)
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Preferred Stock, par value $.01
  per share(3)....................
------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value
  $.01 per share(3)...............
------------------------------------------------------------------------------------------------------------------------------
Partnership Preferred Units(4)....    $200,000,000                                      $200,000,000
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Partnership Common Units(4).......    $200,000,000                                      $200,000,000
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         Total....................   $1,000,000,000               (1)                  $1,000,000,000           $295,000
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(1) To be determined, from time to time, by the Registrants in connection with the issuance of the securities registered hereunder.
(2) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended.
(3) To be issued by Apartment Investment and Management Company ("AIMCO"). The amount of such securities registered hereby includes (i) shares of Preferred Stock and Class A Common Stock of AIMCO issuable in exchange for Partnership Preferred Units or Partnership Common Units of AIMCO Properties, L.P. tendered for redemption pursuant to the agreement of limited partnership of AIMCO Properties, L.P., plus such additional number of shares of Preferred Stock and Class A Common Stock as may be issuable pursuant to the antidilution adjustment provisions of such agreement and (ii) shares of Class A Common Stock of AIMCO issuable upon conversion of shares of Preferred Stock of AIMCO. In no event will the aggregate maximum offering price of all securities registered under this Registration Statement by AIMCO exceed $600,000,000.
(4) To be issued by AIMCO Properties, L.P.

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
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                                EXPLANATORY NOTE





     This filing includes (i) a base prospectus to be used for the offering and issuance of securities in connection with acquisitions of businesses, properties, securities or other assets, (ii) 34 prospectus supplements relating to exchange offers for units of limited partnership interest in the limited partnerships set forth below, (iii) a form of a Letter of Transmittal and (iv) a form of Cover Letter to the holders of the partnership units.



Baywood Apartments, Ltd.


Buccaneer Trace Limited Partnership


Burgundy Court Associates, L.P.


Calmark/Fort Collins, Ltd.


Catawba Club Associates, L.P.


Cedar Tree Investors Limited Partnership


Chapel Hill, Limited


Coastal Commons Limited Partnership


Four Quarters Habitat Apartment Associates, Ltd.


Georgetown of Columbus Associates, L.P.


La Colina Partners, Ltd.


Lake Eden Associates, L.P.


Landmark Associates, Ltd.


Northbrook Apartments, Ltd.


Orchard Park Apartments Limited Partnership


Park Towne Place Associates Limited Partnership


Quail Run Associates, L.P.


Ravensworth Associates Limited Partnership


Rivercreek Apartments Limited Partnership


Rivercrest Apartments Ltd.


Salem Arms of Augusta Limited Partnership


Shaker Square, L.P.


Shannon Manor Apartments, a Limited Partnership


Sharon Woods, L.P.


Snowden Village Associates, L.P.


Sturbrook Investors, Ltd.


Sycamore Creek Associates, L.P.


Texas Residential Investors Limited Partnership


Thurber Manor Associates, L.P.


Villa Nova, Limited Partnership


Walker Springs, Limited


Wingfield Investors Limited Partnership


Woodmere Associates, L.P.


Yorktown Towers Associates



     In accordance with Rule 472(b) the Registrants have not refiled the 57 prospectus supplements for the 56 partnerships listed below which were filed with previous Amendments since no changes have yet been made to such documents. Such prospectus supplements remain a part of this Registration Statement and will be refiled, as appropriate, in future Amendments. This Registration Statement will not be used for exchange offers with respect to the following partnerships until the Staff of the Securities and Exchange Commission has completed its review of the related prospectus supplements:



Angeles Income Properties, Ltd. 6


Angeles Income Properties, Ltd. III


Angeles Income Properties, Ltd. II


Angeles Income Properties, Ltd. IV


Angeles Opportunity Properties, Ltd.


Angeles Partners VII


Angeles Partners VIII


Angeles Partners IX


Angeles Partners X


Angeles Partners XI


Angeles Partners XII


Angeles Partners XIV


Brampton Associates Limited Partnership


Casa Del Mar Associates Limited Partnership


Century Properties Fund XIX


Century Properties Fund XVI


Century Properties Fund XVIII


Century Properties Growth Fund XXII


Chestnut Hill Associates Limited Partnership


Consolidated Capital Institutional Properties/3


Consolidated Capital Institutional Properties/2


Consolidated Capital Properties III


Consolidated Capital Properties IV


Consolidated Capital Properties V


Consolidated Capital Properties VI


Davidson Diversified Real Estate I, L.P.


Davidson Diversified Real Estate II, L.P.


Davidson Diversified Real Estate III, L.P.


Davidson Growth Plus, L.P.


Davidson Income Real Estate, L.P.


DFW Apartment Investors Limited Partnership


DFW Residential Investors Limited Partnership


Drexel Burnham Lambert Real Estate Associates II


Fox Strategic Housing Income Partners


HCW Pension Real Estate Fund Limited


  Partnership


Investors First-Staged Equity


Johnstown/Consolidated Income Partners


Minneapolis Associates II Limited Partnership


Multi-Benefit Realty Fund '87-1-Class B*


Multi-Benefit Realty Fund '87-1-Class A*


National Property Investors 8


Olde Mill Investors Limited Partnership


Riverside Park Associates L.P.


Shelter Properties III


Shelter Properties IV


Shelter Properties VI


Shelter Properties VII Limited Partnership


Shearson/Calmark Heritage Park II, Ltd.


Springhill Lake Investors Limited Partnership


U.S. Realty Partners Limited Partnership


United Investors Growth Properties


United Investors Growth Properties II


United Investors Income Properties


Winrock-Houston Limited Partnership


Winthrop Apartment Investors Limited Partnership


Winthrop Growth Investors 1 Limited Partnership


Winthrop Texas Investors Limited Partnership


---------------


* This offer will be combined into one prospectus supplement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED MARCH 15, 1999

PROSPECTUS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                $600,000,000 OF
                              PREFERRED STOCK AND
                              CLASS A COMMON STOCK

                             AIMCO PROPERTIES, L.P.
                  $200,000,000 OF PARTNERSHIP PREFERRED UNITS
                    $200,000,000 OF PARTNERSHIP COMMON UNITS

     We may offer and sell these securities in connection with acquisitions of businesses, properties, securities or other assets. In addition, we may issue our Class A Common Stock upon conversion of shares our Preferred Stock, and we may also issue shares of our Preferred Stock and shares of our Class A Common Stock in exchange for our Partnership Preferred Units or our Partnership Common Units tendered for redemption.


     Apartment Investment and Management Company has elected to be taxed for Federal income tax purposes as a REIT. Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "AIV." On March 5, 1999, the last reported sales price of our Class A Common Stock on the NYSE was $37.50 per share. There is no public market for our Partnership Preferred Units or our Partnership Common Units. However, after a one-year holding period, each of our Partnership Common Units may be redeemed in exchange for a share of our Class A Common Stock or, at our option, a cash amount equal to the market value of one share of our Class A Common Stock at the time of the redemption (subject to antidilution adjustments).


     SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF MATERIAL RISKS IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES, INCLUDING WITHOUT LIMITATION, THE FOLLOWING RISKS:

     - Our acquisition and development activities expose us to several negative factors, including difficulty in managing our rapid growth, the incurrence of unforeseen costs, and the possible failure to realize projected occupancy and rental rates.

     - Our organizational documents do not limit the amount of debt that we may incur, and our Board of Directors may change our leverage policy at any time. Our cash flow from operations might be insufficient to make required debt payments, and we might be unable to refinance our debt at all or on terms as favorable as the terms of our existing debt. In addition, we are subject to debt covenants that may restrict our ability to make distributions to investors.

     - Our real estate investment and management activities expose us to several potentially negative factors that are beyond our control such as local economic conditions, intense competition, potential environmental liabilities and change of laws, any of which could negatively affect our financial condition or results of operations.

     - If Apartment Investment and Management Company fails to qualify as a REIT, (i) it would not be allowed a deduction for dividends it pays, (ii) it would be subject to federal income tax at corporate rates, (iii) it might need to borrow funds or liquidate investments on unfavorable terms in order to pay the applicable tax and (iv) it would no longer be required to make distributions to stockholders.

     - Our charter limits the number of shares of our stock that may be held by any one investor to 8.7% (15% in the case of certain pension trusts, registered investment companies and Terry Considine, Chairman of the Board of Directors and Chief Executive Officer of AIMCO). Consequently, our stockholders are limited in their ability to effect a change of our control.

     - We and certain of our officers and/or directors and unconsolidated subsidiaries have entered into, and may in the future enter into, certain transactions that may result in conflicts of interest between us and such officers and/or directors and unconsolidated subsidiaries.

     - Investors in our partnership units must hold their units for one year, subject to certain exceptions. Thereafter investors may transfer such partnership units, subject to the satisfaction of certain conditions, including the general partner's right of first refusal. Holders of our partnership units do not have the ability to vote for or remove the general partner, so they can not effect a change of control of AIMCO Properties, L.P.

     To the extent not otherwise described herein, the form in which the securities are to be issued, and the terms of such securities, including without limitation, their specific designation, or aggregate initial offering price, rate and timing of distributions or dividends, redemption, conversion and exchange terms, voting rights, and other specific terms will be set forth in a Prospectus Supplement, together with the terms of offering of such securities.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                 The date of this Prospectus is March   , 1999.

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
THE COMPANY.....................................    1
RISK FACTORS....................................    2
  Risks of Acquisition and Development
    Activities..................................    2
  Risks Associated With Debt Financing..........    3
  Moody's Negative Outlook for AIMCO Ratings....    3
  Increases in Interests Rates May Increase our
    Interest Expense............................    3
  Risks of Interest Rate Hedging Arrangements...    3
  Covenant Restrictions May Limit Our Ability to
    Make Payments to Our Investors..............    4
  We Depend on Distributions and Other Payments
    from Our Subsidiaries.......................    4
  Real Estate Investment Risks..................    4
  Possible Environmental Liabilities............    4
  Laws Benefitting Disabled Persons May Result
    in Unanticipated Expenses...................    5
  Risks Relating to Regulation of Affordable
    Housing.....................................    5
  The Loss of Property Management Contracts
    Would Reduce Our Revenues...................    5
  Dependence on Certain Executive Officers......    5
  Possible Conflicts of Interest; Transactions
    with Affiliates.............................    6
  Tax Risks.....................................    6
  Possible Adverse Consequences of Limits on
    Ownership of Shares.........................    7
  Our Charter and Maryland Law May Limit the
    Ability of a Third Party to Acquire Control
    of the Company..............................    8
  Risks Associated with the Year 2000 Issue.....    8
  Risks Associated With an Investment in OP
    Units.......................................    9
SECURITIES COVERED BY THIS PROSPECTUS...........   15
RATIO OF EARNINGS TO FIXED CHARGES..............   17
SELECTED HISTORICAL FINANCIAL DATA..............   18
PER SHARE AND PER UNIT DATA.....................   21
  Per Share Data................................   21
  Per Unit Data.................................   21
  Stock Prices, Dividends and Distributions.....   22
BUSINESS OF THE COMPANY.........................   23
  Operating and Financial Strategies............   23
  Growth Strategies.............................   24
  Property Management Strategies................   25
  Accounting Policies and Definitions...........   25
  Policies of the Company with Respect to
    Certain Other Activities....................   26
  Contribution and Management Agreement.........   28
  Financial Information About Industry
    Segments....................................   28
  Competition...................................   28
  Regulation....................................   29
  Insurance.....................................   29
  Employees.....................................   29
  1998 Developments.............................   30
  Potential Property Acquisitions...............   32
  Litigation....................................   32
  Year 2000 Readiness...........................   32
DESCRIPTION OF PREFERRED STOCK..................   35
  General.......................................   35
  Dividends.....................................   35
  Convertibility................................   36



                                                  PAGE
                                                  ----
  Redemption and Sinking Fund...................   36
  Liquidation Rights............................   36
  Voting Rights.................................   37
  Miscellaneous.................................   37
  Other Rights..................................   38
  Transfer Agent and Registrar..................   38
  Class B Preferred Stock.......................   38
  Class C Preferred Stock.......................   39
  Class D Preferred Stock.......................   40
  Class G Preferred Stock.......................   41
  Class H Preferred Stock.......................   42
  Class J Preferred Stock.......................   43
  Class K Preferred Stock.......................   44
DESCRIPTION OF COMMON STOCK.....................   45
  General.......................................   45
  Class A Common Stock..........................   46
  Restrictions on Transfer......................   46
  Business Combinations.........................   47
  Control Share Acquisitions....................   48
DESCRIPTION OF OP UNITS.........................   48
  General.......................................   48
  Purpose and Business..........................   49
  Management by the AIMCO GP....................   49
  Management Liability and Indemnification......   50
  Compensation and Fees.........................   50
  Fiduciary Responsibilities....................   50
  Class B Partnership Preferred Units...........   51
  Class C Partnership Preferred Units...........   52
  Class D Partnership Preferred Units...........   52
  Class E Partnership Preferred Units...........   52
  Class F Partnership Preferred Units...........   52
  Class G Partnership Preferred Units...........   53
  Class H Partnership Preferred Units...........   53
  Class J Partnership Preferred Units...........   53
  Class K Partnership Preferred Units...........   53
  Class One Partnership Preferred Units.........   54
  High Performance Units........................   55
  Distributions.................................   55
  Allocations of Net Income and Net Loss........   56
  Withholding...................................   57
  Return of Capital.............................   57
  Redemption Rights.............................   57
  Partnership Right to Call Common OP Units.....   58
  Transfers and Withdrawals.....................   58
  Issuance of Capital Stock by AIMCO............   59
  Dilution......................................   59
  Amendment of the AIMCO Operating Partnership
    Agreement...................................   59
  Procedures for Actions and Consents of
    Partners....................................   60
  Records and Accounting; Fiscal Year...........   60
  Reports.......................................   61
  Tax Matters...................................   61
  Dissolution and Winding Up....................   61
COMPARISON OF THE AIMCO OPERATING PARTNERSHIP
  AND AIMCO.....................................   63
COMPARISON OF COMMON OP UNITS AND CLASS A COMMON
  STOCK.........................................   72

                                                  PAGE
                                                  ----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF THE AIMCO OPERATING PARTNERSHIP............   75
  Overview......................................   75
  Results of Operations.........................   75
  Liquidity and Capital Resources...............   78
  Capital Expenditures..........................   79
  Funds from Operations.........................   80
  Contingencies.................................   81
  High Performance Units........................   83
  Year 2000 Readiness Disclosure................   84
  Liquidity and Capital Resources...............   92
  Capital Expenditures..........................   95
  Funds from Operations.........................   96
  Cash Flows....................................   97
  Commitments and Contingencies.................   97
FEDERAL INCOME TAXATION OF AIMCO AND AIMCO
  STOCKHOLDERS..................................  101
  General.......................................  101
  Tax Aspects of AIMCO's Investments in
    Partnerships................................  105
  Taxation of Management Subsidiaries...........  107
  Taxation of Taxable Domestic Stockholders.....  107
  Taxation of Foreign Stockholders..............  108
  Information Reporting Requirements and Backup
    Withholding.................................  110
  Taxation of Tax-Exempt Stockholders...........  110
FEDERAL INCOME TAXATION OF THE AIMCO OPERATING
  PARTNERSHIP AND OP UNITHOLDERS................  111



                                                  PAGE
                                                  ----
  Partnership Status............................  111
  Taxation of OP Unitholders....................  113
  Allocations of AIMCO Operating Partnership
    Profits and Losses..........................  113
  Tax Basis of a Partnership Interest...........  113
  Cash Distributions............................  113
  Tax Consequences Upon Contribution of Property
    to the AIMCO Operating Partnership..........  114
  Limitations on Deductibility of Losses........  115
  Section 754 Election..........................  116
  Depreciation..................................  116
  Sale, Redemption, or Exchange of OP Units.....  117
  Termination of the AIMCO Operating
    Partnership.................................  117
  Alternative Minimum Tax.......................  118
  Information Returns and Audit Procedures......  118
  Taxation of Foreign OP Unitholders............  119
OTHER TAX CONSEQUENCES..........................  119
  Possible Legislative or Other Actions
    Affecting REITs.............................  119
  State, Local and Foreign Taxes................  119
WHERE YOU CAN FIND MORE INFORMATION.............  119
LEGAL MATTERS...................................  121
EXPERTS.........................................  121
INDEX TO FINANCIAL STATEMENTS OF AIMCO
  PROPERTIES, L.P...............................  F-1
APPENDIX A: GLOSSARY............................  A-1
APPENDIX B: THIRD AMENDED AND RESTATED AGREEMENT
  OF LIMITED PARTNERSHIP OF AIMCO PROPERTIES,
  L.P...........................................  B-1

                                  THE COMPANY


     Apartment Investment and Management Company ("AIMCO"), a Maryland corporation formed on January 10, 1994, is a self-administered and self-managed REIT engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties. As of December 31, 1998, we owned or managed 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that, as of December 31, 1998, we were the largest owner and manager of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.

     We conduct substantially all of our operations through AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO Operating Partnership" or the "Partnership"). Our wholly owned subsidiary, AIMCO-GP, Inc. (the "AIMCO GP") is the sole general partner of the AIMCO Operating Partnership. Through the AIMCO GP and another of our wholly owned subsidiaries, AIMCO-LP, Inc. (the "Special Limited Partner"), as of December 31, 1998, we owned approximately an 83% interest in the AIMCO Operating Partnership. We manage apartment properties for third parties and affiliates through unconsolidated subsidiaries that we refer to as the "management companies." Generally, when we refer to "we," "us" or the "Company" in this prospectus, we are referring to AIMCO, the AIMCO Operating Partnership, the management companies and their respective subsidiaries.

     Our principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

                                  RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase our securities.

     Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES

     Generally. The selective acquisition, development and expansion of apartment properties is one component of our growth strategy. However, we can make no assurance as to our ability to identify or complete transactions in the future. Although we seek to acquire, develop and expand properties only when such activities are accretive on a per share basis, such transactions may fail to perform in accordance with our expectations. When we develop or expand properties, we are subject to the risks that:

     - costs may exceed original estimates;

     - projected occupancy and rental rates at the property may not be realized;

     - financing may not be available on favorable terms;


     - construction and lease-up may not be completed on schedule;



     - we may experience difficulty or delays in obtaining necessary zoning, land-use, building, occupancy and other governmental permits and authorizations; and



     - our return on investment may be lower than expected.


     We May Have Difficulty Managing Our Rapid Growth. We have grown rapidly. Since our initial public offering in July 1994, we have completed numerous acquisition transactions, expanding our portfolio of owned or managed properties from 132 apartment properties with 29,343 units to 2,147 apartment properties with 379,363 units as of December 31, 1998. These acquisitions have included purchases of properties and interests in entities that own or manage properties, as well as corporate mergers. Our recent merger with Insignia Financial Group, Inc. ("Insignia") is our largest acquisition so far. Our ability to successfully integrate acquired businesses and properties depends on our ability to:

     - attract and retain qualified personnel;

     - integrate the personnel and operations of the acquired businesses;

     - maintain uniform standards, controls, procedures and policies; and

     - maintain adequate accounting and information systems.

     We can provide no assurance that we will be able to accomplish these goals and successfully integrate any acquired businesses or properties. If we fail to successfully integrate such businesses, our results of operations could be adversely affected.

     Litigation Associated with Partnership Acquisitions. We have engaged in, and intend to continue to engage in, the selective acquisition of interests in limited partnerships that own apartment properties. In some cases, we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. In these transactions, we are subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. Although we intend to comply with our fiduciary obligations and relevant partnership agreements, we may incur additional costs in connection with the defense or settlement of such litigation. In some cases, such litigation may adversely affect our desire to proceed with, or our ability to complete, a particular transaction. Such litigation could also have a material adverse effect on our results of operations.

RISKS ASSOCIATED WITH DEBT FINANCING


     Our strategy is generally to incur debt to increase the return on our equity while maintaining acceptable interest coverage ratios. We seek to maintain a ratio of free cash flow to combined interest expense and preferred stock dividends of between 2:1 and 3:1. However, our Board of Directors could change this strategy at any time and increase our leverage. Our organizational documents do not limit the amount of debt that we may incur, and we have significant amounts of debt outstanding. Payments of principal and interest may leave us with insufficient cash resources to operate our properties or pay distributions required to be paid in order to maintain our qualification as a REIT. We are also subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we fail to make required payments of principal and interest on any debt, our lenders could foreclose on the properties securing such debt with a consequent loss of income and asset value to us. As of September 30, 1998, 95% of the properties that we own or control and 41% of our assets were encumbered by debt. On a pro forma basis, giving effect to the recent Insignia merger, as of September 30, 1998, we had $1,659 million of indebtedness outstanding on a consolidated basis, of which $1,359 million was secured.


MOODY'S NEGATIVE OUTLOOK FOR AIMCO RATINGS

     Recently, Moody's Investors Service revised its outlook for our ratings from stable to negative to reflect its concerns surrounding our ability to successfully implement our financial strategy while maintaining a prudent capital structure as a result of more difficult general capital market conditions. Moody's noted that our access to the public markets may prove challenging in light of the volatility in both the equity and capital markets for REITs and assigned a "ba3" rating to a class of preferred stock proposed to be issued by us. Moody's indicated that its rating action reflects our increasing leveraged profile, including high levels of secured debt and preferred stock, limited financial flexibility and integration risks resulting from the merger with Insignia. Moody's also noted our high level of encumbered properties and material investments in loans to highly leveraged partnerships in which we own a general partnership interest. At the same time, Moody's, Standard & Poors and Duff & Phelps confirmed their existing ratings on our preferred stock and senior debt.

INCREASES IN INTEREST RATES MAY INCREASE OUR INTEREST EXPENSE


     As of December 31, 1998, approximately $365 million of our debt was subject to variable interest rates. An increase in interest rates could increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions.


RISKS OF INTEREST RATE HEDGING ARRANGEMENTS

     From time to time, in anticipation of refinancing debt, we enter into agreements to reduce the risks associated with increases in short term interest rates. Although these agreements provide us with some protection against rising interest rates, these agreements also reduce the benefits to us when interest rates decline. These agreements involve the following risks:

     - interest rate movements during the term of the agreement may result in a loss to us;

     - we may be exposed to losses if the hedge is not indexed to the same rate as the debt anticipated to be incurred; and


     - we may incur a loss if the counterparty to the agreement fails to pay.

COVENANT RESTRICTIONS MAY LIMIT OUR ABILITY TO MAKE PAYMENTS TO OUR INVESTORS


     Some of our debt and other securities contain covenants that restrict our ability to make distributions or other payments to our investors unless certain financial tests or other criteria are satisfied. In some cases, our subsidiaries are subject to similar provisions, which may restrict their ability to make distributions to us. Our primary credit facility with Bank of America National Trust and Savings Association and BankBoston, N.A. provides that we may make distributions to our investors during any 12-month period in an aggregate amount that does not exceed the greater of 80% of our funds from operations for such period or such amount as may be necessary to maintain our REIT status. This credit facility prohibits all distributions if certain financial ratios and tests are not satisfied. Our outstanding classes of preferred stock prohibit the payment of dividends on our common stock if we fail to pay the dividends to which the holders of the preferred stock are entitled. If we are unable to pay dividends, we may fail to qualify as a REIT. This would subject us to corporate taxation and reduce our ability to make distributions to you.


WE DEPEND ON DISTRIBUTIONS AND OTHER PAYMENTS FROM OUR SUBSIDIARIES


     All of our properties are owned, and all of our operations are conducted, by the AIMCO operating partnership and our other subsidiaries. As a result, we depend on distributions and other payments from the subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to make such distributions and other payments is dependent upon their earnings and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims would still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to us.


REAL ESTATE INVESTMENT RISKS

     Our ability to make payments to our investors depends on our ability to generate funds from operations in excess of required debt payments and capital expenditure requirements. Funds from operations and the value of our properties may be adversely affected by events or conditions which are beyond our control. Such events or conditions could include:

     - the general economic climate;

     - competition from other apartment communities and alternative housing;

     - local conditions, such as an increase in unemployment or an oversupply of apartments, that might adversely affect apartment occupancy or rental rates;

     - increases in operating costs (including real estate taxes) due to inflation and other factors, which may not necessarily be offset by increased rents;

     - changes in governmental regulations and the related costs of compliance;

     - changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing;

     - changes in interest rate levels and the availability of financing; and

     - the relative illiquidity of real estate investments.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Various Federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to properly remediate, hazardous substances may adversely affect occupancy at contaminated apartment communities and our ability to sell or borrow against contaminated properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. Various laws also impose, on persons for the cost of removal or remediation of hazardous or toxic substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous substances is potentially liable under said laws. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility.


LAWS BENEFITTING DISABLED PERSONS MAY RESULT IN UNANTICIPATED EXPENSES


     Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our properties are substantially in compliance with present requirements, we may incur unanticipated expenses to comply with the ADA and FHAA.


RISKS RELATING TO REGULATION OF AFFORDABLE HOUSING

     As of December 31, 1998, we owned or controlled 12 properties, held an equity interest in 462 properties and managed for third parties and affiliates 578 properties that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by the United States Department of Housing and Urban Development ("HUD") or state housing finance agencies, typically provide mortgage insurance, favorable financing terms or rental assistance payments to the property owners. As a condition to the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts. If permitted rents on a property are insufficient to cover costs, a sale of the property may become necessary, which could result in a loss of management fee revenue. We usually need to obtain the approval of HUD in order to manage, or acquire a significant interest in, a HUD-assisted or HUD-insured property. We can make no assurance that we will always receive such approval.

THE LOSS OF PROPERTY MANAGEMENT CONTRACTS WOULD REDUCE OUR REVENUES


     We manage some properties owned by third parties. In 1988, we received $13.3 million of revenue from the management of such properties. We may suffer a loss of revenue if we lose our right to manage these properties or if the rental revenues upon which our management fees are based declines. In general, management contracts may be terminated or otherwise lost as a result of:


     - a disposition of the property by the owner in the ordinary course or as a result of financial distress of the property owner;

     - the property owner's determination that our management of the property is unsatisfactory;

     - willful misconduct, gross negligence or other conduct that constitutes grounds for termination; or


     - with respect to certain "affordable" properties, termination of such contracts by HUD or state housing finance agencies, generally at their discretion.


DEPENDENCE ON CERTAIN EXECUTIVE OFFICERS

     Although we have entered into employment agreements with our Chairman and Chief Executive Officer, Terry Considine, our President, Peter K. Kompaniez and our Executive Vice President, Steven D. Ira, the loss of any of their services could have an adverse effect on our operations.

POSSIBLE CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES

     We have been, and continue to be, involved in various transactions with a number of our affiliates, including executive officers, directors and entities in which they own interests. For example, in order to satisfy certain REIT requirements, Messrs. Considine and Kompaniez directly or indirectly control the management companies which manage properties for third parties and affiliates. Although we own a 95% non-voting interest in these management companies, we have no control over them or their operations. As a result, the management companies could implement business decisions or policies that are not in our best interests. We have adopted certain policies designed to minimize or eliminate the conflicts of interest inherent in these transactions, including a requirement that a majority of our disinterested directors approve certain transactions with affiliates. However, there can be no assurance that these policies will be successful in eliminating the influence of such conflicts. Furthermore, such policies are subject to change without the approval of our stockholders.

TAX RISKS


     Adverse Consequences of Failure to Qualify as a REIT. Although we believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes, we do not plan to request a ruling from the IRS that we qualify as a REIT. We have, however, received an opinion from the law firm of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, beginning with our initial taxable year ended December 31, 1994, we were organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code and that our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT. The opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise us of any change in applicable law or of any change in matters stated, represented or assumed after the date of such opinion.


     You should be aware that opinions of counsel are not binding on the IRS or any court. Our opinion of counsel is based upon certain representations and covenants made by us regarding our properties and the past, present and future conduct of our business operations. Furthermore, our opinion of counsel is conditioned on, and our continued qualification as a REIT will depend on, our ability to meet, through actual annual operating results, the various REIT qualification tests, the results of which will not be reviewed by Skadden Arps, Slate, Meagher & Flom LLP. No assurance can be given that the actual results of our operations for any one taxable year will satisfy such requirements. Such requirements are discussed in more detail under the heading "Federal Income Taxation of AIMCO and AIMCO Stockholders -- General."


     If we fail to qualify as a REIT, we would not be allowed a deduction for dividends paid to our shareholders in computing our taxable income and we would be subject to Federal income tax at regular corporate rates. We also could be subject to the Federal alternative minimum tax. Unless we are entitled to relief under the tax law, we could not elect to be taxed as a REIT for four years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for payment to our investors would be reduced substantially for each of the years involved. See "Federal Income Taxation of AIMCO and AIMCO Stockholders -- General -- Failure to Qualify." As a result of the additional tax liability, we might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to us in order to pay the applicable tax, and we would not be compelled to make distributions under the Internal Revenue Code. Also, if we fail to qualify as a REIT, (i) we would be obligated to repurchase 750,000 shares of our preferred stock at a price of $105 per share, plus accrued and unpaid dividends to the date of repurchase, and (ii) we would be in default under our primary credit facilities and certain other loan documents. See "Federal Income Taxation of AIMCO and AIMCO
Stockholders -- Failure to Qualify."



     If we acquire a corporation that is not a REIT, we will qualify as a REIT only if we distribute all of the acquired corporation's "earnings and profits" by the end of the year in which the acquisition occurs. AIMCO has retained, and may in the future retain, independent certified public accountants to review the determination of certain acquired corporation's earnings and profits for purpose of this requirement. The determination of earnings and profits, however, is difficult and requires the resolution of technical tax issues. In addition, the

IRS can consider all taxable years of the acquired corporation as open for review for purposes of determining the amount of its earnings and profits. Our failure to distribute an amount equal to the acquired corporation's earnings and profits on or before the end of the year in which the acquisition occurs would result in our failure as a REIT.

     Effect of Distribution Requirements. As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we have available for other business purposes, including amounts to fund our growth. See "Federal Income Taxation of AIMCO and AIMCO Stockholders -- Annual Distribution Requirements."

     Possible Legislative or Other Actions Affecting REITs. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law (which changes may have retroactive application) could adversely affect our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our investors will be changed.

     Other Tax Liabilities. Even if we qualify as a REIT, we and our subsidiaries may be subject to certain Federal, state and local taxes on our income and property that could reduce operating cash flow.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES


     Our Charter limits ownership of our common stock by any single shareholder to 8.7% of the outstanding shares (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine). The Charter also prohibits anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or results in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning 50% or more of the value of all of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs:


     - the transfer will be considered null and void;

     - we will not reflect the transaction on our books;

     - we may institute legal action to enjoin the transaction;

     - we may demand repayment of any dividends received by the affected person on those shares;


     - we may redeem the shares;


     - the affected person will not have any voting rights for those shares; and

     - the shares (and all voting and dividend rights of the shares) will be held in trust for the benefit of one or more charitable organizations designated by us.

     We may purchase the shares held in trust at a price equal to the lesser of the price paid by the transferee of the shares or the then current market price. If the trust transfers any of the shares, the affected person will receive the lesser of the price he paid for the shares or the then current market price. An individual who acquires shares that violate the above rules bears the risk that:

     - he may lose control over the power to dispose of the shares;

     - he may not recognize profit from the sale of such shares if the market price of the shares increases;

     - he may be required to recognize a loss from the sale of such shares if the market price decreases; and


     - he may be required to repay AIMCO any distributions received from AIMCO as a result of his ownership of such shares.

OUR CHARTER AND MARYLAND LAW MAY LIMIT THE ABILITY OF A THIRD PARTY TO ACQUIRE CONTROL OF THE COMPANY

     Ownership Limit. The 8.7% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our Board of Directors.


     Preferred Stock. Our Charter authorizes our Board of Directors to issue up to 510,750,000 shares of capital stock. As of February 28, 1999, 484,021,750 shares were classified as Class A Common Stock, 262,500 shares were classified as Class B Common Stock and 32,160,000 were classified as preferred stock. Under the Charter, our Board of Directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of preferred stock with such preferences, rights, powers and restrictions as the Board of Directors may determine. The authorization and issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders' best interests.


     Maryland Business Statutes. As a Maryland corporation, we are subject to various Maryland laws which may have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests. The Maryland General Corporation Law restricts mergers and other business combination transactions between us and any person who acquires beneficial ownership of shares of our stock representing 10% or more of the voting power without our Board of Directors' prior approval. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and only with the approval of shareholders representing 80% of all votes entitled to be cast and 66% of the votes entitled to be cast, excluding the interested shareholder. Maryland law also provides that a person who acquires shares of our stock that represent 20% or more of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote.

RISKS ASSOCIATED WITH THE YEAR 2000 ISSUE

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We have determined that we will be required to modify or replace significant portions of our software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. We believe that with modifications or replacements of existing software and certain hardware, the Year 2000 Issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 Issue could have a material impact on our operations.


     Our plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing, and implementation. To date, we have fully completed our assessment of all information systems that could be significantly affected by the Year 2000, and have begun the remediation, testing and implementation phases on both hardware and software systems. We are continuing our assessments with respect to embedded systems. The total cost of our Year 2000 project is estimated at $3.4 million and is being funded through operating cash flows. To date, we have spent approximately $2.7 million ($0.5 million expensed and $2.2 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.4 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.3 million relates to repair of hardware and software and will be expensed as incurred.



     We have not yet completed all necessary phases of the Year 2000 program. If we do not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios include elevators, security and heating-ventilation-air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical. In addition, disruptions in the economy generally resulting from the Year 2000 Issue could also materially adversely affect us. We could be subject to litigation for computer systems failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

RISKS ASSOCIATED WITH AN INVESTMENT IN OP UNITS

     We refer to interests in the AIMCO Operating Partnership as "OP Units." The Partnership Common Units are referred to as "Common OP Units" and the Partnership Preferred Units are referred to as "Preferred OP Units." The agreement of limited partnership of the AIMCO Operating Partnership is referred to as the "AIMCO Operating Partnership Agreement."

     Restrictions on Transferability of OP Units. There is no public market for our OP Units. In addition, our partnership agreement restricts the transferability of OP Units. Until the expiration of a one year holding period, subject to certain exceptions, investors may not transfer OP Units without the consent of the general partner of the AIMCO Operating Partnership. Thereafter investors may transfer such OP Units subject to the satisfaction of certain conditions, including the general partner's right of first refusal. See "Description of OP Units -- Transfers and Withdrawals." We have no plans to list our OP Units on a securities exchange. It is unlikely that any person will make a market in our OP Units, or that an active market for our OP Units will develop. If a market for our OP Units develops and our OP Units are considered "readily tradable" on a "secondary market (or the substantial equivalent thereof)," the AIMCO Operating Partnership would be classified as a publicly traded partnership for federal income tax purposes. See "-- Tax Treatment is Dependent on Partnership Status; Publicly Traded Partnership Risks."

     Cash Distributions Are Not Guaranteed and May Fluctuate with Partnership Performance. Although we make quarterly distributions on our OP Units, there can be no assurance regarding the amounts of available cash that the AIMCO Operating Partnership will generate or the portion that the general partner will choose to distribute. The actual amounts of available cash will depend upon numerous factors, including profitability of operations, required principal and interest payments on our debt, the cost of acquisitions (including related debt service payments), our issuance of debt and equity securities, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, some of which may be beyond the our control. Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the we record losses and may not be made during periods when we record profits. We make quarterly distributions to holders of Common OP Units (on a per unit basis) that generally are equal to the dividends paid on the Class A Common Stock (on a per share basis). However, such distributions will not necessarily continue to be equal to such dividends.

     Our partnership agreement gives our general partner discretion in establishing reserves for the proper conduct of the partnership's business that will affect the amount of available cash. We are required to make reserves for the future payment of principal and interest under our credit facilities and other indebtedness. In addition, our credit facilities limit our ability to distribute cash to holders of our OP Units. As a result of these and other factors, there can be no assurance regarding our actual levels of cash distributions on our OP Units, and our ability to distribute cash may be limited during the existence of any events of default under any of our debt instruments.

     The AIMCO GP Manages and Operates the AIMCO Operating Partnership; OP Unitholders Have Limited Voting Rights. The AIMCO GP manages and operates the AIMCO Operating Partnership. Unlike the holders of common stock in a corporation, OP Unitholders have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. OP Unitholders have no right to elect the AIMCO GP on an annual or other continuing basis, and the AIMCO GP may not be removed by OP Unitholders. As a result, OP Unitholders have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of the AIMCO Operating Partnership.

     We May Issue Additional Partnership Interests, Diluting OP Unitholders' Interests. We may issue an unlimited number of additional OP Units or other limited partner interests of the AIMCO Operating Partnership for such consideration and on such terms as may be established by the AIMCO GP in its sole discretion, in most cases, without the approval of OP Unitholders. The effect of any such issuance may be to dilute the interests of OP Unitholders in distributions by the AIMCO Operating Partnership.

     OP Unitholders May Not Have Limited Liability in Certain Circumstances. The limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the AIMCO Operating Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the OP Unitholders as a group to make certain amendments to the AIMCO Operating Partnership Agreement or to take other action pursuant to the AIMCO Operating Partnership Agreement constituted participation in the "control" of the AIMCO Operating Partnership's business, then an OP Unitholder could be held liable under certain circumstances for the AIMCO Operating Partnership's obligations to the same extent as the AIMCO GP.

     Conflicts of Interest and Fiduciary Responsibility. Conflicts of interest have arisen and could arise in the future as a result of the relationships between the AIMCO GP and its affiliates, on the one hand, and the AIMCO Operating Partnership or any partner thereof, on the other. The directors and officers of the AIMCO GP have fiduciary duties to manage the AIMCO GP in a manner beneficial to AIMCO, as the sole stockholder of the AIMCO GP. At the same time, the AIMCO GP, as general partner, has fiduciary duties to manage the AIMCO Operating Partnership in a manner beneficial to the AIMCO Operating Partnership and its partners. The duties of the AIMCO GP, as general partner, to the AIMCO Operating Partnership and its partners, therefore, may come into conflict with the duties of the directors and officers of the AIMCO GP to its sole stockholder, AIMCO. Such conflicts of interest might arise in the following situations, among others:

     - Decisions of the AIMCO GP with respect to the amount and timing of cash expenditures, borrowings, issuances of additional interests and reserves in any quarter will affect whether or the extent to which there is available cash to make distributions in a given quarter.

     - Under the terms of its partnership agreement, the AIMCO Operating Partnership will reimburse the AIMCO GP and its affiliates for costs incurred in managing and operating the AIMCO Operating Partnership, including compensation of officers and employees.

     - Whenever possible, the AIMCO GP seeks to limit the AIMCO Operating Partnership's liability under contractual arrangements to all or particular assets of the AIMCO Operating Partnership, with the other party thereto to have no recourse against the AIMCO GP or its assets.

     - Any agreements between the AIMCO Operating Partnership and the AIMCO GP and its affiliates will not grant to the OP Unitholders, separate and apart from the AIMCO Operating Partnership, the right to enforce the obligations of the AIMCO GP and such affiliates in favor of the AIMCO Operating Partnership. Therefore, the AIMCO GP, in its capacity as the general partner of the AIMCO Operating Partnership, will be primarily responsible for enforcing such obligations.

     - Under the terms of the AIMCO Operating Partnership Agreement, the AIMCO GP is not restricted from causing the AIMCO Operating Partnership to pay the AIMCO GP or its affiliates for any services rendered on terms that are fair and reasonable to the AIMCO Operating Partnership or entering into additional contractual arrangements with any of such entities on behalf of the AIMCO Operating Partnership. Neither the AIMCO Operating Partnership Agreement nor any of the other agreements, contracts and arrangements between the AIMCO Operating Partnership, on the one hand, and the AIMCO GP and its affiliates, on the other, are or will be the result of arms-length negotiations.

     Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The AIMCO Operating Partnership Agreement expressly authorizes the AIMCO GP to enter into, on behalf of the AIMCO Operating Partnership, a right of first opportunity arrangement and other conflict avoidance agreements with various affiliates of the AIMCO Operating Partnership and the AIMCO GP, on such terms as the AIMCO GP, in its sole and absolute discretion, believes are advisable. The latitude given in the AIMCO Operating Partnership Agreement to the AIMCO GP in resolving conflicts of interest may significantly limit the ability of an OP Unitholder to challenge what might otherwise be a breach of fiduciary duty. The AIMCO GP believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of the AIMCO Operating Partnership without undue risk of liability.

     The AIMCO Operating Partnership Agreement expressly limits the liability of the AIMCO GP by providing that the AIMCO GP, and its officers and directors will not be liable or accountable in damages to the AIMCO Operating Partnership, the limited partners or assignees for errors in judgment or mistakes of fact or law or of any act or omission if the AIMCO GP or such director or officer acted in good faith. In addition, the AIMCO Operating Partnership is required to indemnify the AIMCO GP, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines and other actions incurred by the AIMCO GP or such other persons, provided that the AIMCO Operating Partnership will not indemnify for
(i) willful misconduct or a knowing violation of the law or (ii) for any transaction for which such person received an improper personal benefit in violation or breach of any provision of the AIMCO Operating Partnership Agreement.

     The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and the AIMCO GP has not obtained an opinion of counsel covering the provisions set forth in the AIMCO Operating Partnership Agreement that purport to waive or restrict the fiduciary duties of the AIMCO GP that would be in effect under common law were it not for the AIMCO Operating Partnership Agreement.

     Certain Tax Risks Associated with an Investment in the OP Units. For a general discussion of certain Federal income tax consequences resulting from the acquisition, holding, exchanging, and otherwise disposing of OP Units, see "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders."

     Tax Treatment is Dependent on Partnership Status; Publicly Traded Partnership Risks. The availability to an OP Unitholder of the federal income tax benefits of an investment in the AIMCO Operating Partnership depends on the classification of the AIMCO Operating Partnership as a partnership for federal income tax purposes. In the opinion of our legal counsel, which opinion is based upon certain assumptions and representations by the AIMCO Operating Partnership and on opinions of local counsel, with respect to matters of local law, the AIMCO Operating Partnership will be classified as a partnership for federal income tax purposes. The opinion is expressed as of its date and our counsel has no obligation to advise OP Unitholders of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. No advance ruling has been or will be sought from the IRS as to the classification of the AIMCO Operating Partnership as a partnership. An opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of the AIMCO Operating Partnership as a partnership.

     If a market for the OP Units develops and the OP Units are considered "readily tradable" on a "secondary market (or the substantial equivalent thereof)," the AIMCO Operating Partnership would be classified as a publicly traded partnership for Federal income tax purposes. We believe and intend to take the position that the AIMCO Operating Partnership should not be classified as a publicly traded partnership because (i) our OP Units are not traded on an established securities market and (ii) our OP Units should not be considered readily tradable on a secondary market or the substantial equivalent thereof. The determination of whether interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof, however, depends on various facts and circumstances (including facts that are not within the control of the AIMCO Operating Partnership). Although the Treasury regulations promulgated by the U.S. Treasury Department under the Internal Revenue Code (the "Treasury Regulations") and an IRS pronouncement provide limited safe harbors, which, if satisfied, will prevent a partnership's interests from being treated as readily tradable on a secondary market or the substantial equivalent thereof, the AIMCO Operating Partnership may not have satisfied these safe harbors in its previous tax years. In addition, because the AIMCO Operating Partnership's ability to satisfy a safe harbor may involve facts that are not within its control, it is not possible to predict whether the AIMCO Operating Partnership will satisfy a safe harbor in future tax years. Such safe harbors are not intended to be substantive rules for the determination of whether partnership interests are readily tradable on a secondary market or the substantial equivalent thereof, and consequently, the failure to meet these safe harbors will not necessarily cause the AIMCO Operating Partnership to be treated as a publicly traded partnership. No assurance can be given, however, that the IRS will not assert that partnerships such as the AIMCO Operating Partnership constitute publicly traded partnerships, or that facts and circumstances will not develop which could result in the AIMCO Operating Partnership being treated as a publicly traded partnership.

     If the AIMCO Operating Partnership were classified as a publicly traded partnership, it would nevertheless not be taxable as a corporation as long as 90% or more of its gross income consists of "qualifying income." In general, qualifying income includes interest, dividends, real property rents (as defined by section 856 of the Internal Revenue Code) and gain from the sale or disposition of real property. We believe that more than 90% of the gross income of the AIMCO Operating Partnership consists of qualifying income and we expect that more than 90% of its gross income in future tax years will consist of qualifying income. In such event, even if the AIMCO Operating Partnership were characterized as a publicly traded partnership, it would not be taxable as a corporation. If the AIMCO Operating Partnership were characterized as a publicly traded partnership, however, each OP Unitholder would be subject to special rules under section 469 of the Internal Revenue Code. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Limitations on Deductibility of Losses; "Passive Activity Loss" Limitation." No assurance can be given that the actual results of the AIMCO Operating Partnership's operations for any one taxable year will enable it to satisfy the qualifying income exception.

     If the AIMCO Operating Partnership were classified as an association or publicly traded partnership taxable as a corporation (because it did not meet the qualifying income exception discussed above), it would be subject to tax at the entity level as a regular corporation and OP Unitholders would be subject to tax in the same manner as stockholders of a corporation. Thus, the AIMCO Operating Partnership would be subject to federal tax (and possibly state and local taxes) on its net income, determined without reduction for any distributions made to the OP Unitholders, at regular federal corporate income tax rates, thereby reducing the amount of any cash available for distribution to the OP Unitholders, which reduction could also materially and adversely impact the liquidity and value of the OP Units. In addition, the AIMCO Operating Partnership's items of income, gain, loss, deduction and credit would not be passed through to the OP Unitholders and the OP Unitholders would not be subject to tax on the income earned by the AIMCO Operating Partnership. Distributions received by an OP Unitholder from the AIMCO Operating Partnership, however, would be treated as dividend income for federal income tax purposes, subject to tax as ordinary income to the extent of current and accumulated earnings and profits of the AIMCO Operating Partnership, and the excess, if any, as a nontaxable return of capital to the extent of the OP Unitholder's adjusted tax basis in his AIMCO Operating Partnership interest (without taking into account partnership liabilities), and thereafter as gain from the sale of a capital asset. Classification of the AIMCO Operating Partnership as an association or publicly traded partnership taxable as a corporation would also result in the termination of AIMCO's status as a REIT for federal income tax purposes which would have a material adverse impact on AIMCO. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Partnership Status." No assurances can be given that the IRS would not challenge the status of the AIMCO Operating Partnership as a "partnership" which is not "publicly traded" for federal income tax purposes or that a court would not reach a result contrary to such positions. Accordingly, each prospective investor is urged to consult his tax advisor regarding the classification and treatment of the AIMCO Operating Partnership as a "partnership" for federal income tax purposes.

     Consequences of Exchanging Property for OP Units. In general, no gain or loss will be recognized for federal income tax purposes by a person contributing property to the AIMCO Operating Partnership (the "Contributing Partner") in exchange for OP Units, and the Contributing Partner will take a tax basis in the OP Unit received equal to his adjusted tax basis in the contributed property. Notwithstanding this general rule of nonrecognition, a Contributing Partner may recognize a gain where the property transferred is subject to liabilities, or the AIMCO Operating Partnership assumes liabilities in connection with the transfer of property, and the amount of such liabilities exceeds the amount of the AIMCO Operating Partnership liabilities allocated to such person as determined immediately after the transfer. Such excess is treated as a deemed distribution of cash to the Contributing Partner from the AIMCO Operating Partnership which, in turn, is treated as a nontaxable return of capital to the extent of the Contributing Partner's adjusted tax basis in his OP Unit and thereafter as gain from the sale of such partnership interest. If the Contributing Partner transfers property to the AIMCO Operating Partnership and the adjusted tax basis of the property differs from its fair market value, then AIMCO Operating Partnership tax items must be allocated, for Federal income tax purposes, in a manner such that the Contributing Partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership."

     There are a variety of transactions that the AIMCO Operating Partnership may in its sole discretion undertake following such contribution with respect to the contributed property or the debt securing such property which could cause the Contributing Partner to recognize taxable gain, even though little or no cash is distributable to him as a result thereof. Such transactions include but are not limited to (i) the sale of a particular property, which could result in an allocation of gain only to those OP Unitholders who received OP Units for such property (even if cash attributable to sale proceeds were distributed proportionately to all OP Unitholders); and (ii) a reduction in the nonrecourse debt allocable to property (either because such debt becomes a recourse liability or is paid off with cash flow, new equity, or proceeds of debt secured by other property of the AIMCO Operating Partnership), which would result in a deemed distribution of money to the OP Unitholders who received OP Units for such property as well as to the other OP Unitholders. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Cash Distributions." The AIMCO Operating Partnership Agreement grants the AIMCO GP broad authority to undertake such transactions and does not grant the OP Unitholders affected by these actions any rights to prevent the AIMCO GP from taking such actions. Even if the AIMCO GP does not intend to sell or otherwise dispose of contributed property or to reduce the debt, if any, securing such property within any specified time period after the Contributing Partner transfers such property to the AIMCO Operating Partnership, it is possible that future economic, market, legal, tax or other considerations may cause the AIMCO Operating Partnership to dispose of the contributed property or to reduce its debt. In this regard, the AIMCO Operating Partnership Agreement provides that the AIMCO GP, while acting in its capacity as general partner of the AIMCO Operating Partnership, may, but is not required to, take into account the tax consequences to the OP Unitholders of its actions in such capacity. The AIMCO GP intends to make decisions in its capacity as general partner of the AIMCO Operating Partnership so as to maximize the profitability of the AIMCO Operating Partnership as a whole, independent of the tax effects on individual OP Unitholders.

     Tax Liability Exceeding Cash Distribution. An OP Unitholder will be required to pay federal income tax and, in certain cases, state and local income taxes, on his allocable share of the AIMCO Operating Partnership's income, even if he receives no cash distributions from the AIMCO Operating Partnership. No assurance can be given that an OP Unitholder will receive cash distributions equal to his allocable share of taxable income from the AIMCO Operating Partnership or even the tax liability to him resulting from that income. Further, upon the sale of his OP Units, an OP Unitholder may incur a tax liability in excess of the amount of cash received. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Taxation of OP Unitholders of AIMCO Operating Partnership," and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Sale, Redemption, or Exchange of OP Units."

     Deductibility of Losses. An OP Unitholder's ability to use his allocable share of losses, if any, from the AIMCO Operating Partnership at the end of the taxable year in which the loss is incurred may be limited by certain provisions of the Internal Revenue Code. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Limitations on Deductibility of Losses."

     Potential Audits. The AIMCO Operating Partnership's tax return may be audited, and any such audit could result in an audit of an OP Unitholder's tax return as well as increased liabilities for taxes because of adjustments resulting from the audit. No assurance can be given that the AIMCO Operating Partnership will not be audited by the IRS or various state authorities or that tax adjustments will not be made. Any adjustments in the AIMCO Operating Partnership's tax return will lead to adjustments in an OP Unitholder's tax return and may lead to audits of an OP Unitholder's tax return and adjustments of items unrelated to the AIMCO Operating Partnership. Each OP Unitholder would bear the cost of any expenses incurred in connection with an examination of such OP Unitholder's tax return. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Information Returns and Audit Procedures."

     State, Local and Other Tax Considerations. In addition to federal income taxes, the AIMCO Operating Partnership and its OP Unitholders may be subject to state, local and foreign taxation in various jurisdictions in which the AIMCO Operating Partnership does business, owns property or resides. See "Other Tax Consequences -- State, Local and Foreign Taxes." Each prospective investor is urged to consult its tax advisor in this regard.

     Tax Gain or Loss on Disposition of OP Units. An OP Unitholder who sells OP Units will recognize gain or loss equal to the difference between the amount realized (including his share of AIMCO Operating Partnership nonrecourse liabilities) and his adjusted tax basis in such OP Units. Thus, prior AIMCO Operating Partnership distributions in excess of cumulative net taxable income in respect of an OP Unit which decreased an OP Unitholder's tax basis in such OP Unit will, in effect, become taxable income if the OP Unit is sold at a price greater than the OP Unitholder's tax basis in such OP Units, even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

                     SECURITIES COVERED BY THIS PROSPECTUS

     The securities covered by this Prospectus (the "Securities") may be offered and issued from time to time by AIMCO or the AIMCO Operating Partnership in connection with acquisitions of businesses, properties, securities or other assets. In addition, AIMCO may issue (i) shares of its Class A Common Stock, par value $0.01 per share ("Class A Common Stock") covered hereby upon conversion of shares its Preferred Stock, par value $0.01 per share ("Preferred Stock"), (ii) shares of its Preferred Stock covered hereby and shares of its Class A Common Stock covered hereby, in each case in exchange for Partnership Preferred Units of the AIMCO Operating Partnership ("Preferred OP Units") tendered for redemption pursuant to the AIMCO Operating Partnership Agreement and (iii) shares of its Class A Common Stock covered hereby in exchange for Partnership Common Units of the AIMCO Operating Partnership ("Common OP Units" and together with the Preferred OP Units, the "OP Units") tendered for redemption pursuant to the AIMCO Operating Partnership Agreement.

     It is expected that the terms of acquisitions involving the issuance of the Securities will be determined by direct negotiations with owners or controlling persons of the business, properties, securities or other assets to be acquired or through exchange offers. It is expected that any shares of Class A Common Stock or Common OP Units issued will be valued at prices based on or related to market prices for the Class A Common Stock at or near the time the terms of such acquisition are established or at or near the time such Securities are delivered, or based on average market prices for periods ending at or near such times. No underwriting discounts or commissions will be paid, although brokers' or finders' fees may be paid from time to time with respect to specific acquisitions, and AIMCO or the AIMCO Operating Partnership may issue the Securities in full or partial payment of such fees. Any person receiving such fees may be deemed to be an "underwriter," within the meaning of the Securities Act.

     AIMCO and the AIMCO Operating Partnership will not use this Prospectus to issue securities in connection with any "roll-up transaction" as such term is defined in Item 901 of Regulation S-K. Prior to offering any Securities in a transaction that would be excluded from the definition of a "roll-up transaction" pursuant to the provisions of subparagraph (iv), (vii) or (viii) of paragraph (c)(2) of Item 901 of Regulation S-K, AIMCO and the AIMCO Operating Partnership will describe such transaction in a post-effective amendment to the Registration Statement of which this Prospectus forms a part.

     This Prospectus has also been prepared for use by the persons who may receive from AIMCO or the AIMCO Operating Partnership Securities covered by the Registration Statement in acquisitions and who may be entitled to offer such Securities under circumstances requiring the use of a prospectus (such persons being referred to under this caption as "Securityholders"); provided, however, that no Securityholder will be authorized to use this Prospectus for any offer of such Security without first obtaining the consent of AIMCO and the AIMCO Operating Partnership. AIMCO and the AIMCO Operating Partnership may consent to the use of this Prospectus for a limited period of time by the Securityholders and subject to limitations and conditions which may be varied by agreement between AIMCO and the AIMCO Operating Partnership and the Securityholders. Resales of such Securities may be made on the NYSE or such other exchange on which the Securities may be listed, in the over-the-counter market, in private transactions or pursuant to underwriting agreements.

     Agreements with Securityholders permitting use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by AIMCO and the AIMCO Operating Partnership; that Securityholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this Prospectus, as appropriately supplemented or amended when required. The Securityholders may be deemed to be underwriters within the meaning of the Securities Act.

     When resales are to be made through a broker or dealer selected by AIMCO and the AIMCO Operating Partnership, it is anticipated that a member firm of the NYSE may be engaged to act as the Securityholders' agent in the sale of shares by such Securityholders. The member firm will be entitled to commissions (including negotiated commissions to the extent permissible). Sales of shares by the member firm may be made on the NYSE or other exchange from time to time at prices related to prices then prevailing. Any such sales may be by block trade. Any such member firm may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by such member firm may be deemed to be underwriting discounts and commissions under such act.

     Upon AIMCO and the AIMCO Operating Partnership being notified by a Securityholder that any block trade has taken place, a supplementary prospectus, if required, will be filed pursuant to Rule 424 under the Securities Act, disclosing the name of the member firm, the number of shares involved, the price at which such shares were sold by such Securityholder, and the commissions to be paid by such Securityholder to such member firm.

     This Prospectus may be supplemented or amended from time to time to reflect its use for resales by persons who received Securities for whom AIMCO and the AIMCO Operating Partnership have consented to the use of this Prospectus in connection with resales of such Securities.

     In addition to the Securities offered hereby, AIMCO and the AIMCO Operating Partnership may from time to time issue additional Securities through public offerings or private placements. AIMCO and the AIMCO Operating Partnership may make such future issuances of Securities in connection with its acquisition of other businesses, properties, securities or other assets in business combination transactions or for other purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                      THE COMPANY                            COMPANY               COMPANY
                                    ------------------------------------------------     PREDECESSORS(1)         PRO FORMA(6)
                                       FOR THE                                         -------------------   --------------------
                                        NINE                                FOR THE    FOR THE                FOR THE
                                       MONTHS           FOR THE YEARS        PERIOD     PERIOD    FOR THE      NINE      FOR THE
                                        ENDED               ENDED           JAN. 10,   JAN. 1,      YEAR      MONTHS       YEAR
                                      SEPT. 30,         DECEMBER 31,        1994 TO    1994 TO     ENDED       ENDED      ENDED
                                    -------------   ---------------------   DEC. 31,   JULY 28,   DEC. 31,   SEPT. 30,   DEC. 31,
                                    1998    1997    1997    1996    1995      1994     1994(3)      1993       1998        1997
                                    -----   -----   -----   -----   -----   --------   --------   --------   ---------   --------
Ratio of earning to fixed
  charges(2)......................  1.8:1   1.6:1   1.5:1   1.6:1   2.1:1    5.8:1       N/A       1.2:1       1.5:1      2.1:1
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends(4)(5)...........  1.4:1   1.5:1   1.5:1   1.6:1   1.5:1    2.0:1       N/A       1.2:1       1.2:1      1.5:1

---------------

(1) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of Class A Common Stock. On such date, AIMCO and Property Asset Management, L.L.C., and its affiliated companies and PDI Realty Enterprises, Inc. (collectively, the "Company Predecessors") engaged in a business combination and consummated a series of related transactions which enabled the Company to continue and to expand the property management and related businesses of the Company Predecessors.

(2) The ratio of earnings to fixed charges for the Company was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends and distributions received) plus fixed charges (other than any interest which has been capitalized); and "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized. The ratio of earnings to fixed charges for the Company Predecessors was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income (loss) before extraordinary items and income taxes plus fixed charges and "fixed charges" consists of interest expense (including amortization of loan costs).

(3) The earnings of the Company Predecessors for the period from January 1, 1994 to July 28, 1994 were inadequate to cover fixed charges by $1,463,000.

(4) The ratio of earnings to combined fixed charges and preferred stock dividends for the Company was computed by dividing earnings by the total of fixed charges and preferred stock dividends. For this purpose, "earnings" consists of income before minority interests (which includes equity in earnings of unconsolidated subsidiaries and partnerships only to the extent of dividends and distributions received) plus fixed charges (other than any interest which has been capitalized); "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized; and "preferred stock dividends" consists of the amount of pre-tax earnings that would be required to cover preferred stock dividend requirements.

(5) The Company Predecessors did not have any shares of preferred stock outstanding during the period from January 1, 1993 through July 28, 1994.

(6) Gives pro forma effect, as of the beginning of the period indicated, to AIMCO's May 8, 1998 merger with Ambassador Apartments, Inc., AIMCO's October 1, 1998 merger with Insignia Financial Group, Inc. and certain other transactions completed by AIMCO subsequent to December 31, 1997.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected historical financial and operating information for the Company. The Selected Historical Financial Data for the nine months ended September 30, 1998 and 1997 is based on unaudited financial statements of AIMCO as included in AIMCO's Quarterly Report on Form 10-Q for the nine months ended September 30, 1998, incorporated by reference herein. Results for the quarter ended September 30, 1998 are not necessarily indicative of the results to be expected for a full year. The selected historical financial information for the years ended December 31, 1997, 1996 and 1995 is based on the audited financial statements of AIMCO incorporated by reference herein. The selected historical financial information for the period January 10, 1994 (the date of AIMCO's inception) through December 31, 1994 for AIMCO and for the period from January 1, 1994 through July 28, 1994 and for the year ended December 31, 1993 for the Company's Predecessors is based on the audited financial statements of AIMCO and the Company's Predecessors, respectively. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in AIMCO's Annual Report on Form 10-K/A for the year ended December 31, 1997 and in AIMCO's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and the historical financial statements of AIMCO and notes thereto incorporated by reference in this Prospectus.

                                                                                                              THE COMPANY'S
                                                           THE COMPANY                                       PREDECESSORS(A)
                            --------------------------------------------------------------------------   ------------------------
                                                                                            FOR THE         FOR THE
                                                                                            PERIOD          PERIOD
                                    FOR THE                       FOR THE                  JAN. 10,         JAN. 1,      FOR THE
                               NINE MONTHS ENDED                 YEAR ENDED                  1994            1994          YEAR
                                 SEPTEMBER 30,                  DECEMBER 31,                THROUGH         THROUGH       ENDED
                            -----------------------   --------------------------------     DEC. 31,        JULY 28,      DEC. 31,
                               1998         1997         1997        1996       1995         1994           1994(B)        1993
                            ----------   ----------   ----------   --------   --------   -------------   -------------   --------
                                                                                         (RESTATED)(C)   (RESTATED)(C)
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OTHER DATA)
OPERATING DATA:
RENTAL PROPERTY
  OPERATIONS:
Rental and other property
  revenues................  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947     $ 24,894         $ 5,805      $  8,056
Property operating
  expenses................    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)         (2,263)       (3,200)
Owned property management
  expenses................      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)             --            --
Depreciation..............     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)         (1,151)       (1,702)
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
Income from Rental
  Property Operations.....      96,562       48,154       72,477     39,814     27,483        9,126           2,391         3,154
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
SERVICE COMPANY BUSINESS:
Management fees and other
  income..................      13,968        9,173       13,937      8,367      8,132        3,217           6,533         8,069
Management and other
  expenses................      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)         (5,823)       (6,414)
Corporate overhead
  allocation..............        (196)        (441)        (588)      (590)      (581)          --              --            --
Amortization of
  Goodwill................          --           --         (948)      (500)      (428)          --              --            --
Owner and seller
  bonuses.................          --           --           --         --         --           --            (204)         (468)
Depreciation and
  amortization............          (3)        (236)        (453)      (218)      (168)        (150)           (146)         (204)
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
Income from service
  business................       5,668        3,467        2,038      1,707      2,002        1,020             360           983
Minority interests in
  service company
  business................          --           48          (10)        10        (29)         (14)             --            --
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
Company's shares of income
  from service company
  business................       5,668        3,515        2,028      1,717      1,973        1,006             360           983
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
General and administrative
  expenses................      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)             --            --
Interest income...........      18,244        4,458        8,676        523        658          123              --            --
Interest expense..........     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)         (4,214)       (3,510)
Minority interest in other
  partnerships............      (1,052)        (777)       1,008       (111)        --           --              --            --
Equity in earnings of
  other partnerships(d)...      (5,078)        (463)      (1,798)        --         --           --              --            --
Equity in earnings of
  Unconsolidated
  Subsidiaries(e).........       8,413          456        4,636         --         --           --              --            --
Amortization of
  Goodwill................      (5,071)        (711)          --         --         --           --              --            --
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
Income (loss) before gain
  on disposition of
  property, extraordinary
  item, income taxes and
  minority interest in
  AIMCO Operating
  Partnership.............      53,486       19,865       30,246     15,629     14,988        7,702          (1,463)          627
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
Gain on disposition of
  property................       2,783         (169)       2,720         44         --           --              --            --
Extraordinary (loss) --
  forgiveness of debt.....          --         (269)        (269)        --         --           --              --            --
Provisions for income
  taxes...................          --           --           --         --         --           --             (36)         (336)
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
Income (loss) before
  minority interest in
  AIMCO Operating
  Partnership.............      56,269       19,427       32,697     15,673     14,988        7,702          (1,499)          291
Minority interest in AIMCO
  Operating Partnership...      (4,425)      (2,612)      (4,064)    (2,689)    (1,613)        (599)             --            --
                            ----------   ----------   ----------   --------   --------     --------         -------      --------
Net income (loss).........  $   51,844   $   16,815   $   28,633   $ 12,984   $ 13,375     $  7,103         $(1,499)     $    291
                            ==========   ==========   ==========   ========   ========     ========         =======      ========

                                                                                                              THE COMPANY'S
                                                           THE COMPANY                                       PREDECESSORS(A)
                            --------------------------------------------------------------------------   ------------------------
                                                                                            FOR THE         FOR THE
                                                                                            PERIOD          PERIOD
                                    FOR THE                       FOR THE                  JAN. 10,         JAN. 1,      FOR THE
                               NINE MONTHS ENDED                 YEAR ENDED                  1994            1994          YEAR
                                 SEPTEMBER 30,                  DECEMBER 31,                THROUGH         THROUGH       ENDED
                            -----------------------   --------------------------------     DEC. 31,        JULY 28,      DEC. 31,
                               1998         1997         1997        1996       1995         1994           1994(B)        1993
                            ----------   ----------   ----------   --------   --------   -------------   -------------   --------
                                                                                         (RESTATED)(C)   (RESTATED)(C)
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OTHER DATA)
BALANCE SHEET DATA (END OF
  PERIOD):
Real Estate, before
  accumulated
  depreciation............  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162     $406,067         $47,500      $ 46,819
Real Estate, net of
  accumulated
  depreciation............   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368          32,270        33,701
Total assets..............   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361          39,042        38,914
Total mortgages and notes
  payable.................   1,275,401      661,715      808,503    522,146    268,692      141,315          40,873        41,893
Mandatory redeemable 1994
  Cumulative Convertible
  Senior Preferred
  Stock...................          --           --           --         --         --       96,600              --            --
Stockholder's equity......   1,521,527      627,426    1,045,300    215,749    169,032      140,319          (9,345)       (7,556)
OTHER DATA:
Total owned properties
  (end of period).........         241          109          147         94         56           48               4             4
Total owned apartment
  units (end of period)...      62,955       28,773       40,039     23,764     14,453       12,513           1,711         1,711
Equity Owned Properties...     168,746       87,182       83,431         --         --           --              --            --
Units under management
  (end of period).........     154,729       71,038       69,587     19,045     19,594       20,758          29,343        28,422
Basic earnings per common
  share...................  $     0.80   $     0.77   $     1.09   $   1.05   $   0.86     $   0.42             N/A           N/A
Diluted earnings per
  common share............  $     0.79   $     0.77   $     1.08   $   1.04   $   0.86     $   0.42             N/A           N/A
Distributions paid per
  common share............  $   1.6875   $    0.925   $     1.85   $   1.70   $   1.66     $   0.29             N/A           N/A
Cash flows provided by
  operating activities....      50,825       53,435       73,032     38,806     25,911       16,825           2,678         2,203
Cash flows used in
  investing activities....    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)           (924)      (16,352)
Cash flows provided by
  (used in) financing
  activities..............     141,221      293,984      668,549     60,129     30,145      176,800          (1,032)       14,114
Funds from
  operations(f)...........  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285     $  9,391             N/A           N/A
Weighted average number of
  common shares and OP
  Units outstanding(g)....      53,007       24,347       29,119     14,994     11,461       10,920             N/A           N/A

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of Class A Common Stock. On such date, the Company and the Company Predecessors engaged in a business combination and consummated a series of related transactions which enabled the Company to continue and expand the property management and related businesses of the Company Predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of Class A Common Stock were repurchased by AIMCO in 1995.

(b) Represents the period January 1, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO.

(c) In the second quarter of 1996, the Company reorganized its ownership of the service company business. Prior to the 1996 reorganization, the Company reported the service company business on the equity method. After the 1996 reorganization, the service company business was conducted by a limited partnership controlled by the Company and was, therefore, consolidated. The Company has restated the balance sheet as of December 31, 1995 and 1994, and the statements of income and statements of cash flows for the year ended December 31, 1995 and the period from January 10, 1994 through December 31, 1994 to reflect the change. The restatement has no impact on net income, but does increase third party and affiliate management and other income, management and other expenses, amortization of management company goodwill and depreciation of non-real estate assets. In the third quarter of 1998, the Company reorganized its ownership of the service company business so that it is now conducted by the management companies, which are not consolidated.

(d) Represents the Company's share of earnings from 83,431 units in which the Company purchased an equity interest from the NHP Real Estate Companies.

(e) Represents the Company's equity earnings in the unconsolidated subsidiaries.

(f) The Company's management believes that the presentation of funds from operations ("FFO"), when considered with the financial data determined in accordance with generally accepted accounting principles ("GAAP"), provides a useful measure of the Company's performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to the Company, nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization

     (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO calculates FFO based upon the NAREIT definition, adjusted for AIMCO's minority interest in the AIMCO Operating Partnership, plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. The Company's management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of the Company's ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO's basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of income before minority interest in the AIMCO Operating Partnership to FFO:

                                          FOR THE                                         FOR THE
                                        NINE MONTHS                 FOR THE                PERIOD
                                           ENDED                  YEAR ENDED            JANUARY 10,
                                       SEPTEMBER 30,             DECEMBER 31,             1994 TO
                                     ------------------   ---------------------------   DECEMBER 31,
                                       1998      1997      1997      1996      1995         1994
                                     --------   -------   -------   -------   -------   ------------
                                                      (IN THOUSANDS)
Income before minority interest in
  AIMCO
Operating Partnership..............  $ 56,269   $19,427   $32,697   $15,673   $14,988     $ 7,702
Gain on disposition of property....    (2,783)      169    (2,720)      (44)       --          --
Extraordinary item.................        --       269       269        --        --          --
Real estate depreciation, net of
  minority interests...............    56,900    21,052    33,751    19,056    15,038       4,727
Amortization of goodwill...........     7,077       711       948       500       428          76
Equity in earnings of
  Unconsolidated Subsidiaries:
  Real estate depreciation.........        --     2,689     3,584        --        --          --
  Amortization of management
     contracts.....................     4,201       430     1,587        --        --          --
  Deferred taxes...................     6,134     2,164     4,894        --        --          --
Equity in earnings of other
  partnerships:
  Real estate depreciation.........    17,379     2,781     6,280        --        --          --
Preferred stock dividends..........   (12,296)       --      (135)       --    (5,169)     (3,114)
                                     --------   -------   -------   -------   -------     -------
Funds from operations..............  $132,881   $49,692   $81,155   $35,185   $25,285     $ 9,391
                                     ========   =======   =======   =======   =======     =======

(g) Generally, after a one-year holding period, Common OP Units may be tendered for redemption at the option of the holder and, upon tender, may be acquired by AIMCO for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each Common OP Unit (subject to adjustment).

                          PER SHARE AND PER UNIT DATA

PER SHARE DATA

     Set forth below are historical earnings per share of Class A Common Stock, cash dividends per share of Class A Common Stock and book value per share of Class A Common Stock data of AIMCO. The data set forth below should be read in conjunction with the AIMCO audited financial statements and unaudited interim financial statements, including the notes thereto, which are incorporated by reference herein.

                                                                         AIMCO
                                                              ----------------------------
                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
Basic earnings per weighted average share of Class A Common
  Stock outstanding.........................................     $  0.80         $ 1.09
Diluted earnings per weighted average share of Class A
  Common Stock outstanding..................................     $  0.79         $ 1.08
Cash dividends per weighted average share of Class A Common
  Stock outstanding.........................................     $1.6875         $ 1.85
Book value per share of Class A Common Stock outstanding....     $ 31.71         $22.51

PER UNIT DATA

     Set forth below are historical earnings per Common OP Unit, cash distributions per Common OP Unit and book value per Common OP Unit. The data set forth below should be read in conjunction with the AIMCO Operating Partnership audited financial statements and unaudited interim financial statements, including the notes thereto, which are incorporated by reference herein.

                                                              AIMCO OPERATING PARTNERSHIP
                                                              ----------------------------
                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
Basic earnings per weighted average Common OP Unit
  outstanding...............................................     $  0.80         $ 1.09
Diluted earnings per weighted average Common OP Unit
  outstanding...............................................     $  0.79         $ 1.08
Cash distributions per Common OP Unit outstanding...........     $1.6875         $ 1.85
Book value per Common OP Unit outstanding...................     $ 30.65         $22.33

STOCK PRICES, DIVIDENDS AND DISTRIBUTIONS


     The Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." The following table sets forth, for the periods indicated, the high and low reported sales prices per share of Class A Common Stock, as reported on the NYSE Composite Tape, dividends per share paid on Class A Common Stock for the same periods, and distributions per unit paid on Common OP Units for the same periods. Common OP Units are subject to restrictions on transfer, and there is no trading market for the Common OP Units.



                                                                                    COMMON
                                                     CLASS A COMMON STOCK          OP UNITS
                                                ------------------------------   ------------
              CALENDAR QUARTERS                 HIGH        LOW       DIVIDEND   DISTRIBUTION
              -----------------                 ----        ---       --------   ------------
1999
  First Quarter (through March 5, 1999).......  $41 5/8     $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..............................   37 3/8      30        0.5625       0.5625
  Third Quarter...............................   41          30 15/16  0.5625       0.5625
  Second Quarter..............................   38 7/8      36 1/2    0.5625       0.5625
  First Quarter...............................   38 5/8      34 1/4    0.5625       0.5625
1997
  Fourth Quarter..............................   38          32        0.4625       0.4625
  Third Quarter...............................   36 3/16     28 1/8    0.4625       0.4625
  Second Quarter..............................   29 3/4      26        0.4625       0.4625
  First Quarter...............................   30 1/2      25 1/2    0.4625       0.4625
1996
  Fourth Quarter..............................   28 3/8      21 1/8    0.4250       0.4250
  Third Quarter...............................   22          18 3/8    0.4250       0.4250
  Second Quarter..............................   21          18 3/8    0.4250       0.4250
  First Quarter...............................   21 1/8      19 3/8    0.4250       0.4250


     Because AIMCO has elected to be taxed for federal income tax purposes as a REIT, it is required to distribute annually to its stockholders at least 95% of its "REIT taxable income," which, as defined by the Code and the Treasury Regulations, is generally equivalent to net taxable ordinary income. AIMCO measures its economic profitability and pays regular dividends to its stockholders based on its operating results during the relevant period. The future payment of dividends by AIMCO will be at the discretion of the AIMCO Board of Directors and will depend on numerous factors, including financial condition, capital requirements, the annual distribution requirements under the provisions of the Code applicable to REITs and such other factors the AIMCO Board of Directors deems relevant. See "Business of the Company -- Operating and Financial Strategies; Dividend Policy."

     Historically, the AIMCO Operating Partnership has made quarterly distributions to holders of Common OP Units (on a per unit basis) that are equal to the dividends paid on the Class A Common Stock (on a per share basis). Although this is expected to be true in the future, there can be no assurance that distributions on the Common OP Units will always be equal to the dividends on the Class A Common Stock. See "Risk Factors -- Risks Associated With an Investment in OP Units."

                            BUSINESS OF THE COMPANY


     Apartment Investment and Management Company ("AIMCO"), a Maryland corporation formed on January 10, 1994, is a self-administered and self-managed REIT engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties. As of December 31, 1998, we owned or managed 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. On July 24, 1994, AIMCO completed its initial public offering and engaged in a business combination and consummated a series of related transactions which enabled it to continue and expand the property management and related businesses of Property Asset Management, L.L.C., Limited Liability Company, and its affiliated companies, and PDI Realty Enterprises, Inc. (collectively, the "AIMCO Predecessors"). Based on apartment unit data compiled by the National Multi Housing Council, we believe that, as of December 31, 1998, we were the largest owner and manager of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and



     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.



     We conduct substantially all of our operations through our operating partnership, AIMCO Properties, L.P. Through wholly owned subsidiaries, we act as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, we owned approximately an 83% interest in the AIMCO Operating Partnership. We manage apartment properties for third parties and affiliates through unconsolidated subsidiaries that we refer to as the "management companies." Generally, when we refer to "we," "us" or the "Company" in this prospectus, we are referring to AIMCO, the AIMCO Operating Partnership, the management companies and their respective subsidiaries.



     The Company's principal executive offices are located at 1873 South Bellaire Street, Suite 1700, Denver, Colorado 80222-4348 and its telephone number is (303) 757-8101.


OPERATING AND FINANCIAL STRATEGIES


     The Company's operating and financing strategies to attempt to meet its objective of providing long-term, predictable funds from operations ("FFO") per share of Class A Common Stock include the following:



     - Acquisition of Properties at Less Than Replacement Cost. AIMCO attempts to acquire properties at a significant discount to their replacement cost.



     - Geographic Diversification. AIMCO operates in 49 states, the District of Columbia and Puerto Rico. This geographic diversification insulates the Company, to some degree, from inevitable downturns in any one market.



     - Market Growth. The Company seeks to operate in markets where population and employment growth are expected to exceed the national average and where it believes it can become a regionally significant owner or manager of properties. For the period from 1996 through 1999, annual population and employment growth rates in AIMCO's five largest regional markets are forecasted to be 2.2% and 3.6%, respectively.



     - Product Diversification. The Company's portfolio of apartment properties spans a wide range of apartment community types, both within and among markets.



     - Capital Replacement. AIMCO believes that the physical condition and amenities of its apartment communities are important factors in its ability to maintain and increase rental rates. The Company allocates approximately $300 annually per owned apartment unit for capital replacements and reserves unexpended amounts for future capital replacements.



     - Debt Financing. AIMCO's strategy is generally to incur debt to increase its return on equity while maintaining acceptable interest coverage ratios. AIMCO seeks to maintain a ratio of free cash flow to combined interest expense and preferred stock dividends of between 2:1 and 3:1, and a ratio of earnings before interest, income taxes, depreciation and amortization (with certain adjustments and after a provision of approximately $300 per owned apartment unit) to debt service of at least 2:1, and to match debt maturities to the character of the assets financed. For the year ended December 31, 1998, the Company was within these targets. The Company uses predominantly long-term, fixed-rate and self-amortizing non-recourse debt in order to avoid the refunding or repricing risks of short-term borrowings. The Company also uses short-term debt financing to fund acquisitions and generally expects to refinance such borrowings with proceeds from equity offerings or long-term debt financings. As of December 31, 1998, approximately 22% of AIMCO's outstanding debt was short-term debt and 78% was long-term debt.



     - Dispositions. From time to time, the Company sells properties that do not meet its return on investment criteria or that are located in areas where AIMCO does not believe that the long-term neighborhood values justify the continued investment in the properties.



     - Dividend Policy. AIMCO pays dividends on its Class A Common Stock to share its profitability with its stockholders. The Company distributed 65.8%, 66.5% and 72.3% of FFO to holders of Class A Common Stock for the years ended December 31, 1998, 1997 and 1996, respectively. It is the present policy of the Board of Directors to increase the dividend annually in an amount equal to one-half of the projected increase in FFO, adjusted for capital replacements, subject to minimum distribution requirements to maintain its REIT status.



GROWTH STRATEGIES



     The Company seeks growth through two primary sources -- acquisitions and internal expansion.



  Acquisition Strategies.



     The Company believes its acquisition strategies will increase profitability and predictability of earnings by increasing its geographic diversification, economies of scale and opportunities to provide ancillary services to tenants at its properties. Since AIMCO's initial public offering in July 1994, the Company has completed numerous acquisition transactions, expanding its portfolio of owned or managed properties from 132 apartment properties with 29,343 units to 2,147 apartment properties with 379,363 units as of December 31, 1998. The Company acquires additional properties primarily in three ways:



     - Direct Acquisitions. AIMCO may directly, including through mergers and other business combinations, acquire individual properties or portfolios of properties and controlling interests in entities that own or control such properties or portfolios. To date, a significant portion of AIMCO's growth has resulted from the acquisition of other companies that owned or controlled properties.



     - Acquisition of Managed Properties. AIMCO believes that its property management operations support its acquisition activities. Since AIMCO's initial public offering, the Company has acquired from its managed portfolio 15 properties comprising 4,432 units for total consideration of $155.4 million.



     - Increasing its Interest in Partnerships. For properties where AIMCO owns a general partnership interest in the property-owning partnership, the Company may seek to acquire, subject to its fiduciary duties, the interests in the partnership held by third parties for cash or, in some cases, in exchange for OP Units. AIMCO has completed tender offers with respect to 178 partnerships and has purchased additional interests in such partnerships for cash and for OP Units.



  Internal Growth Strategies.



     The Company pursues internal growth primarily through the following strategies:



     - Revenue Increases. The Company increases rents where feasible and seeks to improve occupancy rates. AIMCO's "same store" revenues, rental and other property revenues from the properties owned or controlled by AIMCO (based on properties owned from period to period and applying AIMCO's ownership interests in these properties) have grown by 3.3% from the fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996, by 2.1% from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997, and by 4.7% from the fiscal year ended December 31, 1997 to the fiscal year ended December 31, 1998.



     - Redevelopment of Properties. The Company believes redevelopment of selected properties in superior locations provides advantages over development of new properties. AIMCO believes that redevelopment generally allows the Company to maintain rents comparable to new properties and, compared to development of new properties, can be accomplished with relatively lower financial risk, in less time and with reduced delays due to governmental regulation.



     - Expansion of Properties. The Company believes that expansion within or adjacent to properties already owned or managed by the Company also provides growth opportunities at lower risk than new development. Such expansion can offer cost advantages to the extent common area amenities and on-site management personnel can service the property expansions.



     - Conversion of Affordable Properties; Improvement of Performance. The Company believes that it may be able to significantly increase its return from its portfolio of affordable properties by improving operations at some of its properties or by converting some of these properties to conventional properties.



     - Ancillary Services. The Company's management believes that its ownership and management of properties provides it with unique access to a customer base for the sale of additional services which generate incremental revenues. The Company currently provides cable television, telephone services, appliance rental, renters' insurance and carport, garage and storage space rental at certain properties.



     - Controlling Expenses. Cost reductions are accomplished by exploiting economies of scale. As a result of the size of its portfolio and its creation of regional concentrations of properties, the Company has the ability to leverage fixed costs for general and administrative expenditures and certain operating functions, such as insurance, information technology and training, over a larger property base.



PROPERTY MANAGEMENT STRATEGIES



     AIMCO seeks to improve the operating results from its property management business by, among other methods, combining centralized financial control and uniform operating procedures with localized property management decision-making and market knowledge. AIMCO's management operations are organized into four Divisions, each supervised by a Division Vice President, who has, on average, 18 years of experience in apartment management.



ACCOUNTING POLICIES AND DEFINITIONS


     The Company has the following accounting policies and definitions:


     Funds from Operations. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO in a manner based upon the NAREIT definition, as adjusted for minority interest in the AIMCO Operating Partnership, plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payment of dividends on perpetual preferred stock. The Company's management believes that presentation of FFO provides investors with industry accepted measurements which help facilitate understanding of the Company's ability to meet required dividend payments, capital expenditures, and principal payments on its debt. There can be no assurance that the Company's basis of computing FFO is comparable with that of other REITs.

     Capital Replacements. The Company capitalizes spending for items which generally cost more than $250 and have a useful life of more than one year, such as carpet replacement, new appliances, new roofs or parking lot repaving. Capitalized spending which maintains a property is termed a "Capital Replacement." In the experience of the Company's management, this spending is better considered a recurring cost of preserving an asset rather than an additional investment.

     Consolidation. For financial reporting purposes, the Company consolidates the results of those corporations in which it owns a majority of the outstanding voting stock, and those limited partnerships and limited liability companies in which it owns both a general partnership or managing member interest and controls investment decisions with respect to the underlying assets. The Company generally has a 30% to 51% economic interest in such entities. Entities in which the Company has less than a 30% economic interest or limited control are accounted for on the equity method. The Company policy is generally to hold Class C properties and affordable properties (substantially all of which are Class C properties) in unconsolidated partnerships. The Company accounts for these properties on the equity method in accordance with GAAP.

POLICIES OF THE COMPANY WITH RESPECT TO CERTAIN OTHER ACTIVITIES

     The following is a discussion of certain other investment objectives and policies, financing policies and other policies of the Company. These policies are determined by the officers and directors of AIMCO and may be amended or revised from time to time at their discretion without a vote of AIMCO's stockholders. As the sole general partner of the AIMCO Operating Partnership, AIMCO also determines the investment policies of the AIMCO Operating Partnership.

     Investment in Others. The Company may also participate with other entities in property ownership, through joint ventures or other types of co-ownership. Any such equity investment may be subject to existing mortgage financing and other indebtedness which would have priority over the equity of the Company in that property.

     Securities of or Interests in Persons Primarily Engaged in Real Estate Activities. The Company may also acquire securities of or interests in persons engaged in the acquisition, redevelopment and/or management of multifamily apartment properties.

     Investments in Real Estate Mortgages. While the Company generally emphasizes direct real estate investments, it may, in its discretion and subject to the percentage ownership limitations and gross income tests necessary for REIT qualification, invest in mortgage and other indirect real estate interests, including securities of other real estate investment trusts. The Company has not previously invested in mortgages or securities of other real estate investment trusts and the Company does not presently intend to invest to a significant extent in mortgages or securities of other real estate investment trusts.

     Operating and Financing Policies. The Company seeks to maintain a ratio of EBITDA (less a provision of approximately $300 per owned apartment unit) to debt (the "Debt Coverage Ratio") of at least 2 to 1, and to match debt maturities to the character of the assets financed. See "-- Operating and Financial
Strategies -- Debt Financing." The Company, however, may from time to time re-evaluate borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, market values of properties, growth and acquisition opportunities and other factors. The Company may modify its borrowing policy and may increase or decrease its Debt Coverage Ratio policy.

     To the extent that the AIMCO Board of Directors determines to seek additional capital, the Company may raise such capital through additional equity offerings, debt financing or retention of cash flow (after consideration of provisions of the Code requiring the distribution by a REIT of a certain percentage of taxable income and taking into account taxes that would be imposed on undistributed taxable income), or through a combination of these sources. The Company presently anticipates that any additional borrowings will be made through the AIMCO Operating Partnership, although AIMCO might incur borrowings that would be reloaned to the AIMCO Operating Partnership. The AIMCO Operating Partnership cannot incur indebtedness that is recourse to AIMCO without AIMCO's approval. AIMCO may approve the AIMCO Operating Partnership's incurring additional debt that is recourse to the AIMCO Operating Partnership. Borrowings may be unsecured or may be secured by any or all assets of AIMCO, the AIMCO Operating Partnership, or any existing or new property and may have full or limited recourse to all or any portion of the assets of AIMCO, the AIMCO Operating Partnership, or any existing or new property.

     The Company has not established any limit on the number or amount of mortgages that may be placed on any single property or on its portfolio as a whole.

     AIMCO may also determine to issue securities senior to the Class A Common Stock, including preferred stock and debt securities (either of which may be convertible into capital stock or be accompanied by warrants to purchase capital stock). The Company may also determine to finance acquisitions through the exchange of properties or issuance of additional OP Units, shares of Class A Common Stock or other securities.

     If the AIMCO Board of Directors determines to raise additional equity capital, the AIMCO Board of Directors has the authority, without stockholder approval, to issue additional shares of Class A Common Stock or other capital stock (including securities senior to the Class A Common Stock) in any manner (and on such terms and for such consideration) it deems appropriate, including in exchange for property. Such issuances might cause a dilution of a stockholder's investment in AIMCO. If the AIMCO Board of Directors determines to raise additional equity capital to fund investments by the AIMCO Operating Partnership, AIMCO will contribute such funds to the AIMCO Operating Partnership as a contribution to capital and purchase of additional general partnership interests. AIMCO may issue additional shares of Class A Common Stock in connection with the acquisition of OP Units that are tendered to the AIMCO Operating Partnership for redemption.

     The AIMCO Board of Directors also has the authority to cause the AIMCO Operating Partnership to issue additional OP Units in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Any such new OP Units will be redeemable at the option of the holder, which redemption AIMCO intends to cause to be made in Class A Common Stock pursuant to the redemption rights.

     Conflict of Interest Policies. The Company has adopted certain policies designed to minimize or eliminate conflicts of interests between the Company and its executive officers and directors. Without the approval of a majority of the disinterested directors, the Company will not (i) acquire from or sell to any director, officer or employee of the Company or any entity in which a director, officer or employee of the Company owns more than a 1% interest, or acquire from or sell to any affiliate of any of the foregoing, any assets or other property of the Company, (ii) make any loan to or borrow from any of the foregoing persons, or (iii) engage in any material transaction with the foregoing. In addition, the Company has entered in to employment agreements with Messrs. Considine, Kompaniez and Ira which include provisions intended to eliminate or minimize potential conflicts of interest, and which provide that those persons will be prohibited from engaging directly or indirectly in the acquisition, development, operation or management of other multifamily apartment properties outside of the Company, except with respect to certain investments currently held by such persons, as to which investments those persons have committed to an orderly liquidation. There can be no assurance, however, that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of AIMCO's stockholders as a whole.

     Policies with Respect to Other Activities. The Company has authority to offer shares of its capital stock or other securities and to repurchase or otherwise reacquire its shares or any other securities, has done so, and may engage in such activities in the future. From its inception, the Company has made loans aggregating $5.1 million to certain entities owning properties subsequently acquired by the Company. No balances remain outstanding on such loans. In the same period, the Company has made loans aggregating $76.5 million to its officers for the purchase of Class A Common Stock and $5.1 million to its officers and other entities to acquire interests in subsidiaries of the Company. The outstanding balances on such loans as of August 31, 1998 were $42.7 million and $3.1 million, respectively. Messrs. Considine and Kompaniez have repaid in part, using $2.0 million in proceeds distributed to them from the sale of NHP Common Stock by AIMCO/NHP Holdings, Inc. ("ANHI") to AIMCO, outstanding promissory notes payable by them to ANHI in an aggregate amount of $3.2 million, which loan was made to them by ANHI to acquire their interest in ANHI.

In addition, the Company from time to time advances amounts for relocation and other expenses. The Company has not engaged in underwriting securities of other issuers. Each of AIMCO and the AIMCO Operating Partnership intend to make investments in such a way that it will not be treated as an investment company under the Investment Company Act of 1940, as amended.

     The Company may invest in the securities of other issuers engaged in the ownership, acquisition or management of multifamily apartment properties for the purpose of exercising control.

     At all times, the Company intends to make investments in such a manner as to be consistent with the requirements of the Code for AIMCO to qualify as a REIT unless, because of changing circumstances or changes in the Code (or in Treasury Regulations), the AIMCO Board of Directors determines that it is no longer in the best interest of AIMCO to qualify as a REIT.

     AIMCO, as a REIT, is required to distribute annually to holders of Class A Common Stock at least 95% of its "REIT taxable income," which, as defined by the Code and the Treasury Regulations, is generally equivalent to net taxable ordinary income. AIMCO measures its economic profitability, and intends to pay regular dividends to its stockholders, based on earnings during the relevant period. However, the future payment of dividends by AIMCO will be at the discretion of the AIMCO Board of Directors and will depend on numerous factors, including AIMCO's financial condition, its capital requirements, the annual distribution requirements under the provisions of the Code applicable to REITs and such other factors as the AIMCO Board deems relevant.

CONTRIBUTION AND MANAGEMENT AGREEMENT

     In order to maintain AIMCO's qualification as a REIT under the Code, AIMCO has acquired, and may in the future acquire, interests in entities in which the AIMCO Operating Partnership does not own any interest (the "QRSs"). AIMCO and the AIMCO Operating Partnership have entered into a Contribution and Management Agreement (the "Management Agreement"), pursuant to which the AIMCO Operating Partnership has acquired from AIMCO, in exchange for interests in the AIMCO Operating Partnership, the economic benefits of the assets owned by the QRSs, and AIMCO has granted the AIMCO Operating Partnership certain rights with respect to the assets owned by the QRSs. Under the Management Agreement, the AIMCO Operating Partnership has a right of first refusal to acquire the assets owned by the QRSs for no additional consideration. Under the Management Agreement, AIMCO is obligated to contribute to the AIMCO Operating Partnership all dividends, distributions and other proceeds received from the QRSs (excluding distributions received in respect of any interests in the AIMCO Operating Partnership).

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

     The Company operates in one industry segment, the ownership and management of real estate properties. See the consolidated financial statements and notes thereto included elsewhere in or incorporated into this Registration Statement for financial information relating to the Company and the AIMCO Operating Partnership. Properties owned by the QRSs and properties in which the QRSs have ownership interests are included in the AIMCO Properties.

COMPETITION

     There are numerous housing alternatives that compete with the Company's Owned Properties and Managed Properties in attracting residents. The Company's properties compete directly with other multi-family rental apartments and single family homes that are available for rent in the markets in which the Company's properties are located. The Company's properties also compete for residents with new and existing homes and condominiums. The number of competitive properties in a particular area could have a material effect on the Company's ability to lease apartment units at its properties and on the rents charged. The Company competes with numerous real estate companies in acquiring, developing and managing multi-family apartment properties and seeking tenants to occupy the AIMCO Properties. In addition, the Company competes with numerous property management companies in the markets where the Managed Properties are located.

REGULATION

     General. Multifamily apartment properties are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, activity centers and other common areas. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures, which would adversely affect the Company's cash flows from operating activities. In addition, future enactment of rent control or rent stabilization laws or regulations or other laws or regulations regulating multi-family housing may reduce rental revenue or increase operating costs in particular markets.

     Restrictions Imposed by Laws Benefitting Disabled Persons. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws exist which also may require modifications to the Owned Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although management believes that the Owned Properties are substantially in compliance with present requirements, if the Owned Properties are not in compliance, the Company is likely to incur additional costs to comply with the ADA and the FHAA.

     HUD Enforcement and Limited Denials. A significant number of the affordable units included in the AIMCO Properties are subject to regulation by the U.S. Department of Housing and Urban Development ("HUD"). HUD has the authority to suspend or deny property owners and managers from participation in HUD programs with respect to additional assistance within a geographic region through imposition of a limited denial of participation ("LDP") by any HUD office or nationwide for violations of HUD regulatory requirements.

     Environmental Matters. Under federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connection with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The failure to remediate the property properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. In connection with its ownership, operation and management of the AIMCO Properties, the Company could be potentially liable for environmental liabilities or costs associated with its properties or properties it may in the future acquire or manage.

INSURANCE

     Management believes that the Owned Properties are covered by adequate fire, flood and property insurance provided by reputable companies and with commercially reasonable deductibles and limits.

EMPLOYEES

     The Company has a staff of employees performing various acquisition, redevelopment and management functions. The Company has approximately 13,500 employees, most of whom are employed at the property level. None of the employees are represented by a union, and the Company has never experienced a work stoppage. The Company believes it maintains satisfactory relations with its employees.

1998 DEVELOPMENTS


     Ambassador Apartments Acquisition. On May 8, 1998, Ambassador was merged with and into AIMCO, with AIMCO being the surviving corporation. The purchase price of $713.6 million was comprised of $90.3 million in cash, $372.0 million of assumed debt and up to 6,578,833 shares of Class A Common Stock valued at $251.3 million. Pursuant to the Ambassador merger agreement, all outstanding shares of Ambassador common stock were converted into the right to receive AIMCO Class A Common Stock, at a conversion ratio of 0.553. Concurrently, all outstanding options to purchase Ambassador common stock were converted into cash or options to purchase AIMCO Class A Common Stock, at the same conversion ratio. Contemporaneously with the consummation of the Ambassador merger, a subsidiary of the AIMCO Operating Partnership merged with Ambassador's operating partnership and each outstanding unit of limited partnership interest in the Ambassador operating partnership was converted into the right to receive 0.553 OP Units. Ambassador was a self-administered and self-managed real estate investment trust engaged in the ownership and management of garden-style apartment properties leased primarily to middle income tenants. Ambassador owned 52 apartment communities with a total of 15,728 units located in Arizona, Colorado, Florida, Georgia, Illinois, Tennessee and Texas, and managed one property containing 252 units for an unrelated third party.



     Insignia Merger. On October 1, 1998, Insignia Financial Group, Inc., a Delaware corporation, was merged with and into AIMCO, with AIMCO being the surviving corporation. The purchase price of $1,125.7 million was comprised of approximately 8.4 million shares of Class E Cumulative Convertible Preferred Stock (the "Class E Preferred Stock") valued at $301.2 million, $670.1 million in assumed debt and liabilities (including the $50 million special dividend, assumed liabilities of Insignia Properties Trust and transaction costs), $149.5 million in assumed mandatorily redeemable convertible preferred securities, and $4.9 million in cash. The merger was accounted for as a purchase. The Class E Preferred Stock entitled the holders thereof to receive the same cash dividends per share as holders of Class A Common Stock. In addition, on January 15, 1999, holders of Class E Preferred Stock became entitled to receive a special dividend in an aggregate amount of approximately $50 million, and all outstanding shares of Class E Preferred Stock automatically converted into an equal number of shares of Class A Common Stock.



     As a result of the Insignia merger, AIMCO acquired; (i) Insignia's interests in Insignia Properties Trust, a Maryland REIT ("IPT"), which was a majority owned subsidiary of Insignia; (ii) Insignia's interest in Insignia Properties, L.P., IPT's operating partnership ("IPLP"); (iii) 100% of the ownership of the Insignia entities that provide multifamily property management and partnership administrative services; (iv) Insignia's interest in multifamily co-investments; (v) Insignia's ownership of subsidiaries that control multifamily properties not included in IPT; (vi) Insignia's limited partner interests in public and private syndicated real estate limited partnerships; and
(vii) assets incidental to the foregoing businesses (collectively, the "Insignia Multifamily Business").



     IPT Merger. As a result of the Insignia merger, AIMCO acquired approximately 51% of the outstanding shares of beneficial interest of IPT. On February 26, 1999, IPT was merged into AIMCO. Pursuant to the merger, the approximately 11.6 million outstanding shares of IPT that were not held by AIMCO were converted into the right to receive 0.3601 shares of AIMCO Class A Common Stock, resulting in the issuance of approximately 4.3 million shares of AIMCO Class A Common Stock, valued at approximately $158.8 million.



     Individual Property Acquisitions. During the year ended December 31, 1998, the Company purchased or acquired control of 30 properties consisting of 6,707 apartment units for total consideration of $316.5 million. The Company's purchase price consisted of $172.3 million in assumed mortgage obligations, $96.0 million in cash, and $48.2 million of OP Units.



     Tender Offers. During 1998, the Company made separate offers to the limited partners of 308 partnerships to acquire their limited partnership interests. The Company paid approximately $83 million in cash and OP Units to acquire limited partnership interests pursuant to the offers.

     Property Dispositions. In 1998, the Company sold eleven properties for an aggregate of $85.3 million. Cash proceeds to the Company from the sales were used to repay a portion of the Company's outstanding short-term indebtedness. The results of operations of six of these properties were accounted for by the Company under the equity method. The Company recognized a gain of approximately $4.7 million on the disposition of the five consolidated properties.



     Debt Assumptions and Financings. During the year ended December 31, 1998, the Company assumed or incurred new non-recourse indebtedness totalling $544.4 million in connection with the acquisition of 82 apartment properties.



     In January 1998, the Company entered into a new $50 million credit agreement with Bank of America National Trust and Savings Association and Bank Boston, N.A. The AIMCO Operating Partnership is the borrower under the credit agreement, but all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. In October 1998, the Company amended and restated the credit agreement. The agreement now provides for a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The credit facility matures on September 30, 1999, unless extended, at the discretion of the lenders. The credit agreement also provides for the conversion of the revolving facility into a three-year term loan. Under the credit agreement, as amended in January 1999, loans bear interest at LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The margins range from 2.25% to 2.75% for a LIBOR rate borrowing and 0.75% to 1.25% for a base rate borrowing, both dependant upon the total balance outstanding relative to the calculated borrowing base value. The balance outstanding under the credit facility was $84.3 million as of December 31, 1998.



     In February 1998, the AIMCO Operating Partnership entered into a five year $50 million secured credit facility agreement with Washington Mortgage Financial Group, Ltd. AIMCO and certain subsidiaries guaranteed loans under the agreement and the guarantees were secured by certain of their assets, including four apartment properties and two mortgage notes. Under the agreement, advances to the AIMCO Operating Partnership were funded with the proceeds from the sale to investors of mortgage-backed securities issued by Fannie Mae and secured by the advance and an interest in the collateral. The interest rate on each advance was determined by investor bids for such mortgage-backed securities, plus a margin. In February 1999, the Company terminated the credit facility and repaid all outstanding borrowings with proceeds from new long-term, fully amortizing indebtedness secured by certain properties that previously secured the credit facility.



     In October 1998, the AIMCO Operating Partnership and AIMCO entered into an interim term loan agreement with Lehman Brothers Inc. and one of its affiliates, and borrowed $300 million thereunder. The loan is unsecured and matures on September 30, 1999. The proceeds were used to finance the Insignia merger and related fees and expenses, to refinance existing indebtedness, and for general working capital purposes. The loan bears interest at a base rate or the rate at which eurodollar deposits for one month are offered in the interbank eurodollar market, plus, in either case, a margin which averages 1.375% to 2.208% in the case of base rate loans, and 2.375% to 3.208% in the case of eurodollar loans. The base rate will be the higher of (i) the primary rate of Citibank, N.A., (ii) the secondary market rate for three month certificates of deposit plus 1%, or
(iii) the federal funds effective rate plus 0.5%. In November 1998, the Company used the proceeds of $100 million from the sale of AIMCO's Class J Cumulative Preferred Stock to pay down the loan. As of December 31, 1998, there was $196 million of indebtedness outstanding under the loan agreement. In February 1999, net proceeds of $115.0 million from the sale of 5,000,000 shares of AIMCO's Class K Convertible Cumulative Preferred Stock were used to further paydown the loan.



     In October 1998, as the result of the acquisition of Insignia, AIMCO, directly or through its subsidiaries, became the owner of approximately 51% of IPT. Prior to the acquisition, IPT's operating partnership had entered into a $50 million revolving credit agreement with Lehman Commercial Paper. Inc., as syndication agent, and First Union National Bank, as administrative agent. Borrowings under the IPLP credit agreement may be used to finance certain permitted investments and refinance certain other investments. The credit agreement matures on December 30, 2000. The credit agreement provides for interest at a rate based on LIBOR plus 2.50% per annum or a base rate of the higher of prime rate or the Federal Funds rate plus 0.50%. As of December 31, 1998, there was $30 million outstanding under the credit agreement.

     In December 1998, the Company completed the restructuring of $222 million in variable rate tax-exempt debt assumed in conjunction with the May 1998 merger with Ambassador. The debt was secured by 27 properties located in Texas, Arizona, Tennessee and Illinois. Through the restructuring, the Company converted the previous tax-exempt debt to $204 million in fixed rate, fully amortizing tax-exempt debt secured by 26 properties. The new debt has a weighted average interest rate of 5.8% and matures in 23 years. The Company also incurred $7.1 million of taxable debt secured by three of the properties, repaid $11.4 million of the previous tax-exempt debt, released $21.5 million in cash reserves and impound accounts held by the prior mortgagors, and released two properties that served as additional collateral for the previous debt.



     In February and March 1999, the Company incurred $83.4 million of long-term, fixed rate, fully amortizing mortgage debt secured by 13 properties. The Company used the $81.5 million of net proceeds from the financings to repay debt under the interim loan agreement with Lehman Brothers Inc., to repay debt under its credit facility with Bank of America National Trust and Savings Association and Bank Boston, N.A. and to provide working capital. As of March 11, 1999, the balance outstanding under the interim loan agreement was $25 million, under the credit facility was $74.8 million and under the IPT credit agreement was $45 million. The amount available under the credit facility at March 11, 1999 was $24.0 million.



POTENTIAL PROPERTY ACQUISITIONS



     In the ordinary course of business, the Company engages in discussions and negotiations regarding the acquisition of apartment properties (including interests in entities that own apartment properties). The Company frequently enters into contracts and nonbinding letters of intent with respect to the purchase of properties. These contracts are typically subject to certain conditions and often permit the Company to terminate the contract in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties. The Company believes that such contracts essentially result in the creation of an option on the subject properties and give the Company greater flexibility in seeking to acquire properties. As of March 8, 1999, the Company had under contract or letter of intent an aggregate of 32 multi-family apartment properties with a maximum aggregate purchase price of approximately $571.1 million, including estimated capital improvements, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by the Company as described above. No assurance can be given that any of these possible acquisitions will be completed or, if completed, that they will be accretive to FFO on a per unit basis.



LITIGATION


     The Company is a party to various legal actions resulting from its operating activities. These actions are routine litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which are expected to have a material adverse effect on the consolidated financial condition or results of operations of the Company and its subsidiary, taken as a whole.

     In connection with the Company's acquisition of interests in limited partnerships that own or manage apartments properties, through tender offers or otherwise, from time to time, the Company is subject to legal actions arising from such activities, including allegations that such activities may involve breaches of fiduciary duties to the limited partners of such partnerships or may violate the relevant partnership agreements. The Company's policy is to fulfill its fiduciary obligations to its limited partners and with the partnership agreements to which it is a party, and does not expect such claims to have a material adverse effect on the consolidated financial conditions or results of operations of the Company and its subsidiaries taken as a whole.

YEAR 2000 READINESS

     General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems. The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.


     Over the past two years, the Company has determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 Issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.


     The Company's plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing, and implementation. To date, the Company has fully completed its assessment of all information systems that could be significantly affected by the Year 2000, and has begun the remediation, testing and implementation phases on both hardware and software systems. Assessments are continuing in regards to embedded systems. The status of each is detailed below.


     Status of Progress in Becoming Year 2000 Compliant, Including Timetable for Completion of Each Remaining Phase. During 1997 and 1998, AIMCO identified all of the computer systems at risk and formulated a plan to repair or replace each of the affected systems. The Company has replaced its mainframe system, including the creation of new applications, at a total cost of approximately $1.1 million. In August 1998, the Year-2000 compliant system became fully functional. In addition to the mainframe, PC-based network servers and routers and desktop PCs were analyzed for compliance. AIMCO has begun to replace each of the non-compliant network connections and desktop PCs and, as of December 31, 1998, had completed approximately 75% of this effort. The total cost to replace the PC-based network servers and routers and desktop PCs is expected to be approximately $1.2 million, of which $1.0 million has been incurred to date. The remaining network connections and desktop PCs are expected to be upgraded to Year-2000 compliant systems by March 31, 1999.



     AIMCO utilizes a combination of off-the-shelf commercially available software programs as well as custom-written programs that are designed to fit specific needs. Both of these types of programs were studied and implementation plans written and executed with the intent of repairing or replacing any non-compliant software programs.



     In 1997, when AIMCO merged with NHP Incorporated, the core financial system used by NHP was Year-2000 compliant. During 1998, AIMCO integrated all of its core financial systems to this compliant system for general ledger and financial reporting purposes. In 1997, AIMCO determined that the software used for property management and rent collection was not Year 2000 compliant. During 1998, AIMCO implemented a Year 2000 compliant system at each of its owned or managed properties, at a cost of $1.7 million. During 1998, AIMCO acquired 82 properties and acquired the Insignia multifamily business. Insignia owned or managed 1,100 properties. As properties are acquired, AIMCO converts the existing property management and rent collection systems to AIMCO's Year 2000 compliant systems. The estimated additional costs to convert such systems at all recently acquired properties, including those acquired from Insignia, is $200,000, and the implementation and testing process is expected to be completed by March 31, 1999.



     The final software area is the office software and server operating systems. AIMCO has upgraded all non-compliant office software systems on each PC and has upgraded 80% of the server operating systems. The remaining server operating systems are planned to be upgraded to be Year 2000 compliant by March 31, 1999.



     AIMCO has operating equipment, primarily at the property sites, which needed to be evaluated for Year 2000 compliance. In September 1997, AIMCO began taking a census and inventorying embedded systems (including those devices that use time to control systems and machines at specific properties, including elevators, heating, ventilating and air conditioning systems, and security and alarm systems). The Company has chosen to focus its attention mainly upon security systems, elevators, heating-ventilation-air-conditioning systems, telephone systems and switches, and sprinkler systems. While this area is the most difficult to fully research adequately, management has not yet found any major non-compliance issues that put AIMCO at risk financially or operationally. We intend to have a third-party conduct an audit of these systems and report their findings by March 31, 1999.



     Any of the above operating equipment that has been found to be non-compliant to date has been replaced or repaired. To date, these have consisted only of security systems and phone systems. As of December 31, 1998, we have evaluated approximately 86% of the operating equipment for Year 2000 compliance. The total cost incurred as of December 31, 1998 to replace or repair the operating equipment was approximately $70,000. We estimate the cost to replace or repair any remaining operating equipment is approximately $325,000, and we expect to be completed by April 30, 1999. We continue to have "awareness campaigns" throughout the organization designed to raise awareness and report any possible compliance issues regarding operating equipment within our enterprise.



     Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000. AIMCO continues to conduct surveys of its banking and vendor relationships to assess risks regarding their Year 2000 readiness. AIMCO has banking relationships with three major financial institutions, all of which have indicated their compliance efforts will be complete before May 1999. AIMCO has updated data transmission standards with two of the three financial institutions. AIMCO's contingency plan in this regard is to move accounts from any institution that cannot be certified 2000 compliant by June 1, 1999.



     The Company does not rely heavily on any single vendor for goods and services and does not have significant suppliers and subcontractors who share information systems with the Company (external agents). To date, the Company is not aware of any external agent with a Year 2000 compliance issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that external agents will be Year 2000 compliant. Management does not believe that the inability of external agents to complete their Year 2000 remediation process in a timely manner will have a material impact on the financial position or results of operations of the Company. However, the effect of non-compliance by external agents is not readily determinable.



     Costs to Address Year 2000. The total cost of the Year 2000 project is estimated at $3.4 million and is being funded from operating cash flows. To date, the Company has incurred approximately $2.7 million ($0.5 million expensed and $2.2 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.4 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.3 million relates to repair of hardware and software and will be expensed as incurred.



     Risks Associated with the Year 2000. Management believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. In the event that the Company does not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios include elevators, security and heating, ventilating and air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The Company could be subject to litigation for computer systems failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.


     Contingency Plans Associated with the Year 2000. The Company has contingency plans for certain critical application and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and selecting new relationships for such activities as banking relationships and elevator operating systems.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     AIMCO may issue, from time to time, shares of one or more series or classes of Preferred Stock. The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of any series of Preferred Stock that may be issued and sold pursuant hereto, and the extent, if any, to which such general provisions may apply to the series of Preferred Stock so offered will be described in the Prospectus Supplement relating to such Preferred Stock. The following summary of certain provisions of the Preferred Stock do not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Charter relating to a specific series of the Preferred Stock, which will be in the form filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.


     The Charter authorizes the issuance of up to 510,750,000 shares of its capital stock. As of February 28, 1999, 484,021,780 shares were classified as Class A Common Stock, 750,000 shares were classified as Class B Cumulative Convertible Preferred Stock, par value $.01 per share ("Class B Preferred Stock"), 2,760,000 shares were classified as Class C Cumulative Preferred Stock, par value $.01 per share ("Class C Preferred Stock"), 4,600,000 shares were classified as Class D Cumulative Preferred Stock, par value $.01 per share ("Class D Preferred Stock"), 4,050,000 shares were classified as Class G Cumulative Preferred Stock, par value $.01 per share ("Class G Preferred Stock"), 2,300,000 shares were classified as Class H Cumulative Preferred Stock, par value $.01 per share ("Class H Preferred Stock"), 2,000,000 shares were classified as Class J Cumulative Convertible Preferred Stock, par value $.01 per share ("Class J Preferred Stock") and 5,750,000 shares were classified as Class K Convertible Cumulative Preferred Stock, par value $.01 per share ("Class K Preferred Stock"). Under the Charter, the AIMCO Board of Directors has the authority to classify and reclassify any of its unissued capital Stock into shares of Preferred Stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital Stock including, but not limited to, ownership restrictions consistent with the Ownership Limit with respect to each series or class of capital Stock, and the number of shares constituting each series or class, and to increase or decrease the number of shares of any such series or class, to the extent permitted by the Maryland General Corporation Law (the "MGCL").


     The AIMCO Board of Directors is authorized to determine for each series of Preferred Stock, and the Prospectus Supplement will set forth with respect to each class or series that may be issued and sold pursuant hereto: (i) the designation of such shares and the number of shares that constitute such series,
(ii) the dividend rate (or the method of calculation thereof), if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of capital stock of AIMCO, (iii) the dividend periods (or the method of calculation thereof), (iv) the voting rights of the shares,
(v) the liquidation preference and the priority as to payment of such liquidation preference with respect to other classes or series of capital stock of AIMCO and any other rights of the shares of such series upon any liquidation or winding-up of AIMCO, (vi) whether or not and on what terms the shares of such series will be subject to redemption or repurchase at the option of AIMCO, (vii) whether and on what terms the shares of such series will be convertible into or exchangeable for other debt or equity securities of AIMCO, (viii) whether the shares of such series of Preferred Stock will be listed on a securities exchange, (ix) any special United States federal income tax considerations applicable to such series, and (x) the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series not inconsistent with the Charter and the MGCL.

DIVIDENDS

     Holders of shares of Preferred Stock will be entitled to receive, when and as declared by the AIMCO Board of Directors, out of funds of AIMCO legally available therefor, an annual cash dividend payable at such dates and at such rates, if any, per share per annum as set forth in the applicable Prospectus Supplement.

     Each series of Preferred Stock that may be issued and sold pursuant hereto, will rank junior as to dividends to any Preferred Stock that may be issued in the future that is expressly senior as to dividends to the Preferred Stock. If at any time AIMCO has failed to pay accrued dividends on any such senior shares at the time such dividends are payable, AIMCO may not pay any dividend on the Preferred Stock or redeem or otherwise repurchase shares of Preferred Stock until such accumulated but unpaid dividends on such senior shares have been paid or set aside for payment in full by AIMCO.

     No dividends (other than in Class A Common Stock or Class B Common Stock (collectively, the "Common Stock") or other capital Stock ranking junior to the Preferred Stock of any series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of AIMCO ranking junior to or on a parity with the Preferred Stock of such series as to dividends, nor shall any Common Stock or any other capital stock of AIMCO ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by AIMCO (except by conversion into or exchange for other capital stock of AIMCO ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) unless
(i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; provided, however, that any monies theretofore deposited in any sinking fund with respect to any Preferred Stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such Preferred Stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment; and provided, further, that any such junior or parity preferred stock or Common Stock may be converted into or exchanged for stock of AIMCO ranking junior to the Preferred Stock as to dividends.

     The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

CONVERTIBILITY

     The applicable Prospectus Supplement for each series of Preferred Stock that may be issued and sold pursuant hereto will set forth the terms and conditions of such series of Preferred Stock with respect to whether such series of Preferred Stock will be convertible into, or exchangeable for, other securities or property, including the initial conversion or exchange rate and any adjustments thereto, the conversion or exchange period and any other conversion or exchange provisions.

REDEMPTION AND SINKING FUND

     The applicable Prospectus Supplement for each series of Preferred Stock that may be issued and sold pursuant hereto will set forth the terms and conditions of such series of Preferred Stock with respect to redemption rights and the benefit of any sinking fund, including the dates and redemption prices of any such redemption, any conditions thereto, and any other redemption or sinking fund provisions.

LIQUIDATION RIGHTS

     In the event of any liquidation, dissolution or winding up of AIMCO, the holders of shares of each series of Preferred Stock that may be issued and sold pursuant hereto are entitled to receive out of assets of AIMCO available for distribution to stockholders, before any distribution of assets is made to holders of: (i) any other shares of Preferred Stock ranking junior to such series of Preferred Stock as to rights upon liquidation, dissolution or winding up; and (ii) shares of Common Stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Prospectus Supplement for such series of Preferred Stock plus any dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of AIMCO's capital stock ranking senior to such series of the Preferred Stock as to the rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding up of AIMCO, the amounts payable with respect to the Preferred Stock, and any other Preferred Stock ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the Preferred Stock and such other parity preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by AIMCO. Neither a consolidation or merger of AIMCO with another corporation nor a sale of securities shall be considered a liquidation, dissolution or winding up of AIMCO.

VOTING RIGHTS

     Holders of Preferred Stock that may be issued and sold pursuant hereto will have the voting rights required by law and the voting rights described below. Whenever dividends on any applicable series of Preferred Stock or any other class or series of stock ranking on a parity with the applicable series of Preferred Stock with respect to the payment of dividends shall be in arrears for the equivalent of six quarterly dividend periods, whether or not consecutive, the holders of shares of such series of Preferred Stock (voting separately as a class with all other series of Preferred Stock then entitled to such voting rights) will be entitled to vote for the election of two of the authorized number of directors of AIMCO at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such series of Preferred Stock shall have been fully paid or set apart for payment. The term of office of all directors elected by the holders of such Preferred Stock shall terminate immediately upon the termination of the right of the holders of such Preferred Stock to vote for directors. Holders of shares of Preferred Stock that may be issued and sold pursuant hereto will have one vote for each share held.

     So long as any shares of any series of Preferred Stock remain outstanding, AIMCO shall not, without the consent of holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, voting separately as a class with all other series of Preferred Stock of AIMCO upon which like voting rights have been conferred and are exercisable, (i) issue or increase the authorized amount of any class or series of stock ranking prior to the outstanding Preferred Stock as to dividends or upon liquidation or (ii) amend, alter or repeal the provisions of the Charter relating to such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially adversely affect any power, preference or special right of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Common Stock or authorized Preferred Stock or any increase or decrease in the number of shares of any series of Preferred Stock or the creation and issuance of other series of Common Stock or Preferred Stock ranking on a parity with or junior to Preferred Stock as to dividends and upon liquidation, dissolution or winding up shall not be deemed to materially adversely affect such powers, preferences or special rights.

MISCELLANEOUS

     The holders of Preferred Stock will have no preemptive rights. The Preferred Stock that may be issued and sold pursuant hereto, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of Preferred Stock redeemed or otherwise reacquired by AIMCO shall resume the status of authorized and unissued shares of Preferred Stock undesignated as to series, and shall be available for subsequent issuance. The applicable Prospectus Supplement will set forth the restrictions, if any, on repurchase or redemption of the Preferred Stock while there is any arrearage on sinking fund installments. Payment of dividends on, and the redemption or repurchase of, any series of Preferred Stock may be restricted by loan agreements, indentures and other agreements entered into by AIMCO. The applicable Prospectus Supplement will describe any material contractual restrictions on such dividend payments.

OTHER RIGHTS

     The shares of a series of Preferred Stock that may be issued and sold pursuant hereto will have the preferences, voting powers or relative, participating, optional or other special rights set forth above or in the applicable Prospectus Supplement or the Charter or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for each series of Preferred Stock that may be issued and sold pursuant hereto will be designated in the applicable Prospectus Supplement.

CLASS B PREFERRED STOCK


     On August 4, 1997, AIMCO issued 750,000 shares of its Class B Preferred Stock to an institutional investor (the "Preferred Share Investor") in a private transaction. The Class B Preferred Stock (a) ranks prior to the Common Stock with respect to dividends, liquidation, dissolution and winding-up, and has an aggregate liquidation value of $75 million and (b) ranks on parity with the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and the Class K Preferred Stock. Holders of the Class B Preferred Stock are entitled to receive, when, as and if declared by the AIMCO Board of Directors, quarterly cash dividends per share equal to the greater of (i) $1.78125 (the "Base Rate") and
(ii) the cash dividends declared on the number of shares of Class A Common Stock into which one share of Class B Preferred Stock is convertible. On or after August 4, 1998, each share of Class B Preferred Stock may be converted at the option of the holder into 3.28407 shares of Class A Common Stock, subject to certain anti-dilution adjustments. AIMCO may redeem any or all of the Class B Preferred Stock on or after August 4, 2002, at a redemption price of $100 per share, plus unpaid dividends accrued on the shares redeemed.


     Holders of Class B Preferred Stock, voting as a class with the holders of all AIMCO capital stock that ranks on a parity with the Class B Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution, winding up or otherwise ("Class B Parity Stock"), will be entitled to elect (i) two directors of AIMCO if six quarterly dividends (regardless of whether consecutive) on the Class B Preferred Stock or any Class B Parity Stock are in arrears, and (ii) one director of AIMCO if for two consecutive quarterly dividend periods AIMCO fails to pay at least $0.4625 in dividends on the Class A Common Stock. The affirmative vote of the holders of two-thirds of the outstanding shares of Class B Preferred Stock will be required to amend the Charter in any manner that would adversely affect the rights of the holders of Class B Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class B Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise. If the IRS were to make a final determination that AIMCO does not qualify as a REIT in accordance with Sections 856 through 860 of the Internal Revenue Code, the Base Rate for the quarterly cash dividends on the Class B Preferred Stock would increase to $3.03125 per share.

     The agreement pursuant to which AIMCO issued the Class B Preferred Stock (the "Preferred Share Purchase Agreement") provides that the Preferred Share Investor may require AIMCO to repurchase such investor's Class B Preferred Stock in whole or in part at a price of 105% of the liquidation preference thereof, plus accrued and unpaid dividends on the purchased shares, if (i) AIMCO shall fail to continue to be taxed as a REIT pursuant to Sections 856 through 860 of the Internal Revenue Code, or (ii) upon the occurrence of a change of control (as defined in the Preferred Share Purchase Agreement). The Preferred Share Purchase Agreement also provides that, so long as the Preferred Share Investor owns Class B Preferred Stock with an aggregate liquidation preference of at least $18.75 million, neither AIMCO, the AIMCO Operating Partnership nor any subsidiary of AIMCO may issue preferred securities or incur indebtedness for borrowed money if immediately following such issuance and after giving effect thereto and the application of the net proceeds therefrom, AIMCO's ratio of aggregate consolidated earnings before interest, taxes, depreciation and amortization to aggregate consolidated fixed charges for the four fiscal quarters immediately preceding such issuance would be less than 1.5 to 1.

     Subject to certain exceptions specified in the provisions of the Charter establishing the terms of the Class B Preferred Stock, no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Internal Revenue Code and Rule 13d-3 under the Securities Exchange Act of 1934, shares of Class B Preferred Stock with a value in excess of the amount by which (i) 8.7% (or 15% in the case of certain pension trusts described in the Internal Revenue Code, investment companies registered under the Investment Company Act of 1940 and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO exceeds (ii) the aggregate value of all shares of capital stock of AIMCO, other than Class B Preferred Stock, that are owned by such holder (the "Class B Preferred Ownership Limit"). The AIMCO Board of Directors may waive such ownership limit if evidence satisfactory to the AIMCO Board and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class B Preferred Stock in excess of the Class B Preferred Ownership Limit, or shares of Class B Preferred Stock which would result in AIMCO being "closely held," within the meaning of
Section 856(h) of the Internal Revenue Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares of Class B Preferred Stock transferred in excess of the Class B Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class B Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that AIMCO determines to purchase the stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO Board determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class B Preferred Stock bear a legend referring to the restrictions described above.

CLASS C PREFERRED STOCK


     On December 23, 1997, AIMCO issued 2,400,000 shares of its 9% Class C Preferred Stock in an underwritten public offering for net proceeds of approximately $57.9 million. The Class C Preferred Stock (a) ranks prior to the Common Stock, and any other class or series of capital stock of AIMCO if the holders of the Class C Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class C Junior Stock"), (b) ranks on parity with the Class B Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock, the Class K Preferred Stock, and with any other class or series of capital stock of AIMCO if the holders of such class of stock or series and the Class C Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class C Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class C Preferred Stock ("Class C Senior Stock").

     Holders of Class C Preferred Stock are entitled to receive cash dividends at the rate of 9% per annum of the $25 liquidation preference (equivalent to $2.25 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class C Junior Stock, the holders of Class C Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Class C Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution shall be insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class C Parity Stock, then such proceeds shall be distributed among the holders of Class C Preferred Stock and any such other Class C Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Class C Preferred Stock and any such other Class C Parity Stock if all amounts payable thereon were paid in full.

     On and after December 23, 2002, AIMCO may redeem shares of Class C Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class C Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class C Preferred Stock has no stated maturity and will not be subject to any sinking find or mandatory redemption provisions.

     Holders of shares of Class C Preferred Stock have no voting rights, except that if distributions on Class C Preferred Stock or any series or class of Class C Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board shall be increased by two and the holders of Class C Preferred Stock (voting together as a single class with all other shares of Class C Parity Stock which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class C Preferred Stock called for such purpose. The affirmative vote of the holders of two thirds of the outstanding shares of Class C Preferred Stock will be required to amend the Charter in any manner that would adversely affect the rights of the holders of Class C Preferred Stock, and to approve the issuance of any capital Stock that ranks senior to the Class C Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.

     There are ownership restrictions applicable to the Class C Preferred Stock that are similar to those for the Class B Preferred Stock.

CLASS D PREFERRED STOCK


     On February 19, 1998, AIMCO issued 4,200,000 shares of its 8 3/4% Class D Preferred Stock, in an underwritten public offering, for net proceeds of approximately $101.5 million. The Class D Preferred Stock (a) ranks prior to the Common Stock, and any other class or series of capital stock of AIMCO if the holders of the Class D Preferred Stock are to be entitled to the receipt of dividends of or amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class D Junior Stock"), (b) ranks on parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock, the Class K Preferred Stock, and with any other class or series of capital stock of AIMCO if the holders of such class of stock or series and the Class D Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class D Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class D Preferred Stock ("Class D Senior Stock").


     Holders of Class D Preferred Stock are entitled to receive cash dividends at the rate of 8 3/4% per annum of the $25 liquidation preference (equivalent to $2.1875 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and

October 15 of each year. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class D Junior Stock, the holders of Class D Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Class D Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution shall be insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class D Parity Stock, then such proceeds shall be distributed among the holders of Class D Preferred Stock and any such other Class D Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Class D Preferred Stock and any such other Class D Parity Stock if all amounts payable thereon were paid in full.

     On and after February 19, 2003, AIMCO may redeem shares of Class D Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class D Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class D Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

     Holders of shares of Class D Preferred Stock have no voting rights, except that if distributions on Class D Preferred Stock or any series or class of Class D Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board shall be increased by two and the holders of Class D Preferred Stock (voting together as a single class with all other shares of Class D Parity Stock which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class D Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class D Preferred Stock will be required to amend the Charter in any manner that would adversely affect the rights of the holders of Class D Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class D Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.

     There are ownership restrictions applicable to the Class D Preferred Stock that are similar to those for the Class B Preferred Stock.

CLASS G PREFERRED STOCK


     On July 15, 1998, AIMCO issued 4,050,000 shares of its Class G Preferred Stock, in an underwritten public offering for net proceeds of approximately $98.0 million. The Class G Preferred Stock (a) ranks prior to the Common Stock and any other class or series of capital Stock of AIMCO, if the holders of the Class G Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class G Junior Stock"), (b) ranks on parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock, the Class K Preferred Stock, and with any other class or series of capital Stock of AIMCO, if the holders of such class of Stock or series and the Class G Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class G Parity Stock") and (c) ranks junior to any class or series of capital Stock of AIMCO if the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class G Preferred Stock ("Class G Senior Stock").


     Holders of Class G Preferred Stock are entitled to receive cash dividends at the rate of 9 3/8% per annum of the $25 liquidation preference (equivalent to $2.34375 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing October 15, 1998. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class G Junior Stock, the holders of Class G Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Class G Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution shall be insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class G Parity Stock, then such proceeds shall be distributed among the holders of Class G Preferred Stock and any such other Class G Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class G Preferred Stock and any such other Class G Parity Stock if all amounts payable thereon were paid in full.

     On and after July 15, 2008, AIMCO may redeem shares of Class G Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class G Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class G Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

     Holders of shares of Class G Preferred Stock have no voting rights, except that if distributions on Class G Preferred Stock or any series or class of Class G Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board shall be increased by two and the holders of Class G Preferred Stock (voting together as a single class with all other shares of Class G Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class G Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class G Preferred Stock will be required to amend the Charter in any manner that would adversely affect the rights of the holders of Class G Preferred Stock, and to approve the issuance of any capital Stock that ranks senior to the Class G Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.

     There are ownership restrictions applicable to the Class G Preferred Stock that are similar to those for the Class B Preferred Stock.

CLASS H PREFERRED STOCK


     On August 11, 1998, AIMCO issued 2,000,000 shares of its Class H Preferred Stock, in an underwritten public offering for net proceeds of approximately $48.1 million. The Class H Preferred Stock (a) ranks prior to the Common Stock and any other class or series of capital Stock of AIMCO if the holders of the Class H Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class H Junior Stock"), (b) ranks on parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock and the Class G Preferred Stock, the Class J Preferred Stock, the Class K Preferred Stock, and with any other class or series of capital Stock of AIMCO, if the holders of such class of Stock or series, shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class H Parity Stock") and (c) ranks junior to any class or series of capital Stock of AIMCO if the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class H Preferred Stock ("Class H Senior Stock").


     Holders of Class H Preferred Stock are entitled to receive cash dividends at the rate of 9 1/2% per annum of the $25 liquidation preference (equivalent to $2.375 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing October 15, 1998. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class H Junior Stock, the holders of Class H Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Class H Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution shall be insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class H Parity Stock, then such proceeds shall be distributed among the holders of Class H Preferred Stock and any such other Class H Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class H Preferred Stock and any such other Class H Parity Stock if all amounts payable thereon were paid in full.

     On and after August 14, 2003, AIMCO may redeem shares of Class H Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class H Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class H Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

     Holders of shares of Class H Preferred Stock have no voting rights, except that if distributions on Class H Preferred Stock or any series or class of Class H Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board shall be increased by two and the holders of Class H Preferred Stock (voting together as a single class with all other shares of Class H Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class H Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class H Preferred Stock will be required to amend the Charter in any manner that would adversely affect the rights of the holders of Class H Preferred Stock, and to approve the issuance of any capital Stock that ranks senior to the Class H Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.

     There are ownership restrictions applicable to the Class H Preferred Stock that are similar to those for the Class B Preferred Stock.

CLASS J PREFERRED STOCK


     On November 6, 1998, AIMCO issued 1,250,000 shares of its Class J Preferred Stock in a private transaction, including 250,000 shares of Class J Preferred Stock to the AIMCO Operating Partnership. The Class J Preferred Stock (a) ranks prior to the Common Stock with respect to dividends, liquidation, dissolution and winding-up ("Class J Junior Stock"), and has a liquidation value of $100 per share and (b) ranks on parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock and the Class K Preferred Stock ("Class J Parity Stock"). Holders of the Class J Preferred Stock are entitled to receive, when, as and if declared by the AIMCO Board of Directors, quarterly cash dividends per share equal to (i) 7% per annum of the liquidation preference thereof for the period beginning on and including November 6, 1998 and lasting until November 15, 1998; (ii) 8% per annum of the per share liquidation preference for the period beginning on and including November 15, 1998 and lasting until November 15, 1999; (iii) 9% per annum of the per share liquidation preference for the period beginning on and including November 15, 1999 and lasting until November 15, 2000; and (iv) 9.5% per annum of the per share liquidation preference thereafter. Such dividends will be cumulative from November 6, 1998, whether or not in any quarterly dividend period(s) such dividends will be declared or there will be funds legally available for the payment of such dividends.


     On or after November 6, 1998, each share of Class J Preferred Stock may be converted at the option of the holder into 2.5 shares of Class A Common Stock, subject to certain anti-dilution adjustments. AIMCO may convert each share of Class J Preferred Stock into 2.5 shares of Class A Common Stock (subject to certain anti-dilution adjustments) (a) after November 6, 2002, if the market price of the Class A Common Stock in the five most recent trading days is equal to or greater than $40 or (b) at any time on or prior to November 6, 2002, if the internal rate of return associated with an outstanding share of Class J Preferred Stock exceeds 12.5%.

     Holders of Class J Preferred Stock, voting as a class with the holders of all Class J Parity Stock, will be entitled to elect two directors of AIMCO if six quarterly dividends (regardless of whether consecutive) on the Class J Preferred Stock or any Class J Parity Stock are in arrears, whether or not earned or declared. The affirmative vote of the holders of two-thirds of the outstanding shares of Class J Preferred Stock will be required to amend the Charter in any manner that would adversely affect the rights of the holders of Class J Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class J Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     There are ownership restrictions applicable to the Class J Preferred Stock that are similar to those for the Class B Preferred Stock.



CLASS K PREFERRED STOCK



     On February 11, 1999, AIMCO issued 5,000,000 shares of its Class K Preferred Stock in an underwritten public offering for net proceeds of approximately $120.3 million. The Class K Preferred Stock (a) ranks prior or senior to the common stock and any other class or series of capital stock of AIMCO if the holders of Class K Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series ("Class K Junior Stock"); (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and any other class or series of capital stock of AIMCO if the holders of such class or series of stock and the Class K Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other ("Class K Parity Stock"); and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series shall be entitled to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class K Preferred Stock ("Class K Senior Stock").



     Holders of Class K Preferred Stock are entitled to receive quarterly cash dividends on the Class K Preferred Stock in an amount per share equal to (i) from the date of original issuance of the Class K Preferred Stock through and including February 17, 2002, the greater of $0.50 or the quarterly cash dividend paid or payable (determined on each of the dividend payment dates for the Class K Preferred Stock referred to below) on the number of shares of Class A Common Stock (or portion thereof) into which a share of Class K Preferred Stock is convertible, and (ii) from and after February 18, 2002, the greater of $0.625 or the quarterly cash dividend paid or payable (determined on each of the dividend payment dates for the Class K Preferred Stock referred to below) on the number of shares of Class A Common Stock (or portion thereof) into which a share of Class K Preferred Stock is convertible. Such dividends are cumulative from the date of original issue and are payable quarterly on February 18, May 18, August 18 and November 18 of each year.



     Upon any liquidation, dissolution or winding up of AIMCO, before any payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class K Junior Stock, the holders of shares of Class K Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Class K Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If the proceeds available for distribution shall be insufficient to pay the above described preference and any liquidating payments on any other shares of any class or series of Class K Parity Stock, then such proceeds shall be distributed among the holders of Class K Preferred Stock and any such other Class K Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Class K Preferred Stock and any such other Class K Parity Stock if all amounts payable thereon were paid in full.



     Shares of Class K Preferred Stock are not redeemable by AIMCO prior to February 20, 2002 (except in certain limited circumstances relating to AIMCO's maintenance of its ability to qualify as a REIT). After February 20, 2002, AIMCO may, at its option, redeem shares of Class K Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 102% (100% on or after February 18, 2003) of the Class K Liquidation Preference, plus all accumulated, accrued and unpaid dividends, if any, to the date fixed for redemption. AIMCO can redeem shares of Class K Preferred Stock for cash, or for shares of Class A Common Stock, in which case, AIMCO will issue, as payment of the redemption price for each share of Class K Preferred Stock to be redeemed, such number of shares of Class A Common Stock that equals

(x) 105% of the cash redemption price then in effect for the Class K Preferred Stock, divided by (y) the market price of the Class A Common Stock, subject to adjustment in certain circumstances.



     Each share of Class K Preferred Stock is currently convertible into 0.59524 shares of Class A Common Stock of AIMCO, adjusted as described below. The conversion price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of Class A Common Stock as a dividend or distribution on the Class A Common Stock; (ii) a combination, subdivision or reclassification of outstanding Class A Common Stock; (iii) the issuance to all holders of Class A Common Stock of rights, options or warrants (expiring within 45 days after the record date for determining stockholders entitled to receive such rights or warrants) entitling such holders to subscribe for or purchase Class A Common Stock at less than the then current market price; and (iv) the distribution to all holders of Class A Common Stock of capital stock of AIMCO (other than Class A Common Stock), evidences of indebtedness of AIMCO, assets or rights or warrants to subscribe for or purchase securities of AIMCO (excluding (a) dividends, distributions, rights, options and warrants pursuant to (i), (ii) and
(iii) above, (b) dividends and distributions paid in cash out of the retained earnings of AIMCO, and (c) distributions upon mergers or consolidations of AIMCO). No adjustment to the conversion price will be made with respect to rights, options or warrants issued pursuant to certain employee benefit plans or any dividend reinvestment plan. AIMCO from time to time may decrease the conversion price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during such period, in which case AIMCO must give at least 15 days' prior notice of such decrease to holders of Class K Preferred Stock. In addition to the foregoing adjustments, AIMCO is permitted to make such reductions in the conversion price as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by AIMCO to its stockholders will not be taxable to the recipients.



     Holders of shares of Class K Preferred Stock have no voting rights, except that if distributions on Class K Preferred Stock or any series or class of Class K Parity Stock are in arrears for six or more quarterly periods, the number of directors then constituting the AIMCO Board of Directors will be increased by two and the holders of shares of Class K Preferred Stock (voting together as a single class with all other shares of Class K Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class K Preferred Stock and of the Class K Parity Stock with similar voting rights called for that purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class K Preferred Stock will be required to amend the Charter in any manner that would materially adversely affect the rights of the holders of the Class K Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class K Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     There are ownership restrictions applicable to the Class K Preferred Stock that are similar to those for the Class B Preferred Stock.


                          DESCRIPTION OF COMMON STOCK

GENERAL


     The Charter authorizes the issuance of up to 510,750,000 shares of capital stock with a par value of $.01 per share, of which 484,021,750 shares were classified as Class A Common Stock as of February 28, 1999. As of February 28, 1999, there were 57,246,529 shares of Class A Common Stock issued and outstanding. In addition, up to 150,000 shares of Class A Common Stock have been reserved for issuance under AIMCO's 1994 Stock Option Plan, up to 500,000 shares of Class A Common Stock have been reserved for issuance under AIMCO's 1996 Stock Award and Incentive Plan, and up to 500,000 shares of Class A Common Stock have been reserved for issuance under AIMCO's Non-Qualified Stock Option Plan. Under AIMCO's 1997 Stock Award and Incentive Plan, AIMCO may issue up to 10% of the shares of Class A Common Stock outstanding as of the first day of the fiscal year during which any award is made, but in no event more than 20,000,000 shares of Class A Common Stock. The Class A Common Stock is traded on the NYSE under the symbol "AIV." BankBoston, N.A. serves as transfer agent and registrar of the Class A Common Stock. As of

February   , 1999, the Charter authorized 750,000 shares of Class B Preferred
Stock, all of which were issued and outstanding; 2,760,000 shares of Class C Preferred Stock, of which 2,400,000 shares were issued and outstanding; 4,600,000 shares of Class D Preferred Stock, of which 4,200,000 shares were issued and outstanding; 4,050,000 shares of Class G Preferred Stock, all of which shares were issued and outstanding; 2,300,000 shares of Class H Preferred Stock, of which 2,000,000 shares were issued and outstanding; 2,000,000 shares of Class J Preferred Stock of which 1,250,000 shares were issued and outstanding; and 5,750,000 shares of Class K Preferred Stock of which 5,000,000 shares were issued and outstanding.


CLASS A COMMON STOCK

     Holders of the Class A Common Stock are entitled to receive dividends, when and as declared by the AIMCO Board, out of funds legally available therefor. The holders of shares of Class A Common Stock, upon any liquidation, dissolution or winding up of AIMCO, are entitled to receive ratably any assets remaining after payment in full of all liabilities of AIMCO and the liquidation preferences of preferred stock. The shares of Class A Common Stock possess ordinary voting rights for the election of Directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of shares of Class A Common Stock do not have cumulative voting rights in the election of Directors, which means that holders of more than 50% of the shares of Class A Common Stock voting for the election of Directors can elect all of the Directors if they choose to do so and the holders of the remaining shares cannot elect any Directors. Holders of shares of Class A Common Stock do not have preemptive rights, which means they have no right to acquire any additional shares of Class A Common Stock that may be issued by AIMCO at a subsequent date.

RESTRICTIONS ON TRANSFER

     For AIMCO to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because the AIMCO Board believes that it is essential for AIMCO to continue to qualify as a REIT and to provide additional protection for AIMCO's stockholders in the event of certain transactions, the AIMCO Board has adopted, and the stockholders have approved, provisions of the Charter restricting the acquisition of shares of Common Stock.

     Subject to certain exceptions specified in the Charter, no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Internal Revenue Code and Rule 13d-3 under the Exchange Act, more than 8.7% (or 15% in the case of certain pension trusts described in the Internal Revenue Code, investment companies registered under the Investment Company Act of 1940 and Mr. Considine) of the outstanding shares of Common Stock. For purposes of calculating the amount of stock owned by a given individual, the individual's Common Stock and Common OP Units are aggregated. The AIMCO Board of Directors may waive the Ownership Limit if evidence satisfactory to the AIMCO Board of Directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. However, in no event may such holder's direct or indirect ownership of Common Stock exceed 9.8% of the total outstanding shares of Common Stock. As a condition of such waiver, the AIMCO Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. The foregoing restrictions on transferability and ownership will not apply if the AIMCO Board of Directors determines that it is no longer in the best interests of AIMCO to attempt to qualify, or to continue to quality as a REIT and a resolution terminating AIMCO's status as a REIT and amending the Charter to remove the foregoing restrictions is duly adopted by the AIMCO Board of Directors and a majority of AIMCO's stockholders. If shares of Common Stock in excess of the Ownership Limit, or shares of Common Stock which would cause the REIT to be beneficially owned by fewer than 100 persons, or which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Internal Revenue Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares of Common

Stock transferred in excess of the Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that AIMCO determines to purchase the stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO Board of Directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Common Stock bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code and Rule 13d-3 under the Securities Exchange Act of 1934, more than a specified percentage of the outstanding shares of Common Stock must file a written statement or an affidavit with AIMCO containing the information specified in the Charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to AIMCO in writing such information with respect to the direct, indirect and constructive ownership of shares as the AIMCO Board deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     The ownership limitations may have the effect of precluding acquisition of control of AIMCO by a third party unless the AIMCO Board of Directors determines that maintenance of REIT status is no longer in the best interests of AIMCO.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation, voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder or an affiliate of the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. For purposes of determining whether a person is an Interested Stockholder, ownership of Common OP Units will be treated as beneficial ownership of the shares of Common Stock for which the Common OP Units may be redeemed. The business combination statute could have the effect of discouraging offers to acquire AIMCO and of increasing the difficulty of consummating any such offer. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The AIMCO Board has not passed such a resolution.

CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or
(iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

     A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the corporation's board of directors to call a special meeting of stockholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation's articles of incorporation or bylaws prior to the control share acquisition. No such exemption appears in the Charter or in AIMCO's bylaws (the "Bylaws"). The control share acquisition statute could have the effect of discouraging offers to acquire AIMCO and of increasing the difficulty of consummating any such offer.

                            DESCRIPTION OF OP UNITS


     The following description sets forth certain general terms and provisions of the OP Units and the AIMCO Operating Partnership Agreement. The AIMCO Operating Partnership Agreement (excluding the amendments and exhibits thereto, all of which are available upon request to AIMCO) is included as Appendix B hereto, and this description is qualified in its entirety by the terms thereof.


GENERAL

     The AIMCO Operating Partnership is a limited partnership organized pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act (as amended from time to time, or any successor to such statute, the "Delaware LP Act") and upon the terms and subject to the conditions set forth in the AIMCO Operating Partnership Agreement. AIMCO GP, a Delaware corporation and a wholly owned subsidiary of AIMCO, is the sole general partner of the AIMCO Operating Partnership. Another wholly owned subsidiary of AIMCO, the Special Limited Partner, is a limited partner in the AIMCO Operating Partnership. The term of the AIMCO Operating Partnership commenced on May 16, 1994, and will continue until December 31, 2093, unless the AIMCO Operating Partnership is dissolved sooner pursuant to the provisions of the AIMCO Operating Partnership Agreement or as otherwise provided by law.

PURPOSE AND BUSINESS

     The purpose and nature of the AIMCO Operating Partnership is to conduct any business, enterprise or activity permitted by or under the Delaware LP Act, including, but not limited to, (i) to conduct the business of ownership, construction, development and operation of multifamily rental apartment communities, (ii) to enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the Delaware LP Act, or to own interests in any entity engaged in any business permitted by or under the Delaware LP Act,
(iii) to conduct the business of providing property and asset management and brokerage services, whether directly or through one or more partnerships, joint ventures, subsidiaries, business trusts, limited liability companies or other similar arrangements, and (iv) to do anything necessary or incidental to the foregoing; provided, however, such business and arrangements and interests may be limited to and conducted in such a manner as to permit AIMCO, in the sole and absolute discretion of the AIMCO GP, at all times to be classified as a REIT.

MANAGEMENT BY THE AIMCO GP

     Except as otherwise expressly provided in the AIMCO Operating Partnership Agreement, all management powers over the business and affairs of the AIMCO Operating Partnership are exclusively vested in the AIMCO GP. None of the limited partners of the AIMCO Operating Partnership or any other person to whom one or more OP Units have been transferred (each, an "Assignee") will take part in the operations, management or control (within the meaning of the Delaware LP
Act) of the AIMCO Operating Partnership's business, transact any business in the AIMCO Operating Partnership's name or have the power to sign documents for or otherwise bind the AIMCO Operating Partnership. The AIMCO GP may not be removed by the partners with or without cause, except with the consent of the AIMCO GP. In addition to the powers granted a general partner of a limited partnership under applicable law or that are granted to the AIMCO GP under any other provision of the AIMCO Operating Partnership Agreement, the AIMCO GP, subject to the other provisions of the AIMCO Operating Partnership Agreement, has full power and authority to do all things deemed necessary or desirable by it to conduct the business of the AIMCO Operating Partnership, to exercise all powers of the AIMCO Operating Partnership and to effectuate the purposes of the AIMCO Operating Partnership. The AIMCO Operating Partnership may incur debt or enter into other similar credit, guarantee, financing or refinancing arrangements for any purpose (including, without limitation, in connection with any acquisition of properties) upon such terms as the AIMCO GP determines to be appropriate. The AIMCO GP is authorized to execute, deliver and perform certain agreements and transactions on behalf of the AIMCO Operating Partnership without any further act, approval or vote of the partners.

     Restrictions on AIMCO GP's Authority. The AIMCO GP may not take any action in contravention of the AIMCO Operating Partnership Agreement. The AIMCO GP may not, without the prior consent of the limited partners, undertake, on behalf of the AIMCO Operating Partnership, any of the following actions or enter into any transaction that would have the effect of such transactions: (i) except as provided in the AIMCO Operating Partnership Agreement, amend, modify or terminate the AIMCO Operating Partnership Agreement other than to reflect the admission, substitution, termination or withdrawal of partners; (ii) make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the AIMCO Operating Partnership; (iii) institute any proceeding for bankruptcy on behalf of the AIMCO Operating Partnership; or (iv) subject to certain exceptions, approve or acquiesce to the transfer of the AIMCO Operating Partnership interest of the AIMCO GP, or admit into the AIMCO Operating Partnership any additional or successor general partners of the AIMCO Operating Partnership.

     Issuance of Additional OP Limited Partnership Interests. The AIMCO GP is authorized to admit additional limited partners to the AIMCO Operating Partnership from time to time, on terms and conditions and for such capital contributions as may be established by the AIMCO GP in its reasonable discretion. The net capital contribution need not be equal for all partners. No action or consent by the limited partners is required in connection with the admission of any additional limited partner. The AIMCO GP is expressly authorized to cause the AIMCO Operating Partnership to issue additional interests (i) upon the conversion, redemption or exchange of any debt, OP Units or other securities issued by the AIMCO Operating

Partnership, (ii) for less than fair market value, so long as the AIMCO GP concludes in good faith that such issuance is in the best interests of the AIMCO GP and the AIMCO Operating Partnership, and (iii) in connection with any merger of any other entity into the AIMCO Operating Partnership if the applicable merger agreement provides that persons are to receive interests in the AIMCO Operating Partnership in exchange for their interests in the entity merging into the AIMCO Operating Partnership. Subject to Delaware law, any additional partnership interests may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties as shall be determined by the AIMCO GP, in its sole and absolute discretion without the approval of any limited partners, and set forth in a written document thereafter attached to and made an exhibit to the AIMCO Operating Partnership Agreement. Without limiting the generality of the foregoing, the AIMCO GP shall have authority to specify (a) the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interests; (b) the right of each such class or series of partnership interests to share in distributions by the AIMCO Operating Partnership; (c) the rights of each such class or series of partnership interests upon dissolution and liquidation of the AIMCO Operating Partnership; (d) the voting rights, if any, of each such class or series of partnership interests; and (e) the conversion, redemption or exchange rights applicable to each such class or series of partnership interests. Interests in the AIMCO Operating Partnership that have distribution rights, or rights upon liquidation, winding up or dissolution, that are superior or prior to the Common OP Units are Preferred OP Units. No person will be admitted as an additional limited partner without the consent of the AIMCO GP, which consent may be given or withheld in the AIMCO GP's sole and absolute discretion.

MANAGEMENT LIABILITY AND INDEMNIFICATION

     Notwithstanding anything to the contrary set forth in the AIMCO Operating Partnership Agreement, the AIMCO GP is not liable to the AIMCO Operating Partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law of any act or omission if the AIMCO GP acted in good faith. The AIMCO Operating Partnership Agreement provides for indemnification of AIMCO, or any director or officer of AIMCO (in its capacity as the previous general partner of the AIMCO Operating Partnership), the AIMCO GP, any officer or director of AIMCO GP or the AIMCO Operating Partnership and such other persons as the AIMCO GP may designate from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees), fines, settlements and other amounts incurred in connection with any actions relating to the operations of the AIMCO Operating Partnership, as set forth in the AIMCO Operating Partnership Agreement. The Delaware LP Act provides that subject to the standards and restrictions, if any, set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and is unenforceable pursuant to Section 14 of the Securities Act of 1933.

COMPENSATION AND FEES

     The AIMCO GP does not receive compensation for its services as general partner of the AIMCO Operating Partnership. However, the AIMCO GP is entitled to payments, allocations and distributions in its capacity as general partner of the AIMCO Operating Partnership. In addition, the AIMCO Operating Partnership is responsible for all expenses incurred relating to the AIMCO Operating Partnership's ownership of its assets and the operation of the AIMCO Operating Partnership and reimburses the AIMCO GP for such expenses paid by the AIMCO GP. The employees of the AIMCO Operating Partnership receive compensation for their services.

FIDUCIARY RESPONSIBILITIES

     The directors and officers of the AIMCO GP have fiduciary duties to manage the AIMCO GP in a manner beneficial to AIMCO, as the sole stockholder of the AIMCO GP. At the same time, the AIMCO GP, as general partner, has fiduciary duties to manage the AIMCO Operating Partnership in a manner beneficial to the AIMCO Operating Partnership and its partners. The duties of the AIMCO GP, as general partner, to the AIMCO Operating Partnership and its partners, therefore, may come into conflict with the duties of the directors and officers of the AIMCO GP to its sole stockholder, AIMCO.

     Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The AIMCO Operating Partnership Agreement expressly authorizes the AIMCO GP to enter into, on behalf of the AIMCO Operating Partnership, a right of first opportunity arrangement and other conflict avoidance agreements with various affiliates of the AIMCO Operating Partnership and the AIMCO GP, on such terms as the AIMCO GP, in its sole and absolute discretion, believes are advisable. The latitude given in the AIMCO Operating Partnership Agreement to the AIMCO GP in resolving conflicts of interest may significantly limit the ability of a limited partner to challenge what might otherwise be a breach of fiduciary duty. The AIMCO GP believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of the AIMCO Operating Partnership without undue risk of liability.

     The AIMCO Operating Partnership Agreement expressly limits the liability of the AIMCO GP by providing that the AIMCO GP, and its officers and directors will not be liable or accountable in damages to the AIMCO Operating Partnership, the limited partners or assignees for errors in judgment or mistakes of fact or law or of any act or omission if the AIMCO GP or such director or officer acted in good faith. In addition, the AIMCO Operating Partnership is required to indemnify the AIMCO GP, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by applicable law, against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines and other actions incurred by the AIMCO GP or such other persons, provided that the AIMCO Operating Partnership will not indemnify for
(i) willful misconduct or a knowing violation of the law or (ii) for any transaction for which such person received an improper personal benefit in violation or breach of any provision of the AIMCO Operating Partnership Agreement.

     The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and the AIMCO GP has not obtained an opinion of counsel covering the provisions set forth in the AIMCO Operating Partnership Agreement that purport to waive or restrict the fiduciary duties of the AIMCO GP that would be in effect under common law were it not for the AIMCO Operating Partnership Agreement. See "Risk Factors -- Risks Associated With an Investment in OP Units -- Conflicts of Interest and Fiduciary Responsibility."

CLASS B PARTNERSHIP PREFERRED UNITS

     On August 4, 1997, in connection with AIMCO's issuance of 750,000 shares of Class B Preferred Stock, the AIMCO Operating Partnership issued 750,000 Class B Partnership Preferred Units to the Special Limited Partner. The terms of the Class B Partnership Preferred Units are substantially the same as the terms of the Class B Preferred Stock. The Class B Partnership Preferred Units entitle the Special Limited Partner to receive preferred quarterly cash distributions of $1.78125 per unit or, if greater, the distributions then payable on Common OP Units into which such Class B Partnership Preferred Units are convertible. On or after August 4, 1998, upon the conversion of Class B Preferred Stock into Class A Common Stock, a number of Class B Partnership Preferred Units equal to the number of shares of Class B Preferred Stock so converted will be converted into Common OP Units. The number of Common OP Units issued upon conversion of Class B Partnership Preferred Units is determined by dividing the Class B Partnership Preferred Unit's liquidation preference of $100 per unit by $30.45. In addition, each Class B Partnership Preferred Unit has a priority in liquidation equal to $100 per unit plus an amount equal to the accumulated, accrued and unpaid dividends on a share of Class B Preferred Stock.

CLASS C PARTNERSHIP PREFERRED UNITS

     On December 23, 1997, in connection with AIMCO's issuance of 2,400,000 shares of Class C Preferred Stock, the AIMCO Operating Partnership issued 2,400,000 Class C Partnership Preferred Units to the Special Limited Partner. The terms of the Class C Partnership Preferred Units are substantially the same as the terms of the Class C Preferred Stock. The Class C Partnership Preferred Units entitle the Special Limited Partner to receive preferred quarterly cash distributions of $0.5625 per unit ($2.25 per annum). In addition, each Class C Partnership Preferred Unit has a priority in liquidation equal to $25 per unit plus an amount equal to the accumulated, accrued and unpaid dividends on a share of Class C Preferred Stock.

CLASS D PARTNERSHIP PREFERRED UNITS

     On February 19, 1998, in connection with AIMCO's issuance of 4,200,000 shares of Class D Preferred Stock, the AIMCO Operating Partnership issued 4,200,000 Class D Partnership Preferred Units to the Special Limited Partner. The terms of the Class D Partnership Preferred Units are substantially the same as the terms of the Class D Preferred Stock. The Class D Partnership Preferred Units entitle the Special Limited Partner to receive preferred quarterly cash distributions of $0.546875 ($2.1875 per annum). In addition, each Class D Partnership Preferred Unit has a priority in liquidation equal to $25 per unit plus an amount equal to the accumulated, accrued and unpaid dividends on a share of Class D Preferred Stock.

CLASS E PARTNERSHIP PREFERRED UNITS

     In connection with the Insignia Merger, AIMCO issued 8.4 million shares of Class E Preferred Stock and reserved an additional 0.5 million shares for options and warrants, in the aggregate. AIMCO contributed assets formerly held by Insignia to the AIMCO Operating Partnership in exchange for Class E Partnership Preferred Units issued to the Special Limited Partner. In accordance with their terms, on January 15, 1999, each of the Class E Partnership Preferred Units automatically converted into an equal number of Common OP Units.

CLASS F PARTNERSHIP PREFERRED UNITS

     In connection with the Insignia Merger, AIMCO has assumed Insignia's obligations under its 6 1/2% Convertible Subordinated Debentures due 2016 (the "Convertible Debentures"), and the AIMCO Operating Partnership has issued Class F Partnership Preferred Units to the Special Limited Partner that are economically equivalent to the Convertible Debentures. The Convertible Debentures bear interest at the rate of 6 1/2% per annum and are convertible into shares of AIMCO Class E Preferred Stock at a price of $57.21. After the conversion of Class E Preferred Stock into Class A Common Stock, the Convertible Debentures will be convertible into shares of Class A Common Stock at a conversion price that is adjusted for the $50 million dividend paid on the Class E Preferred Stock. The Class F Partnership Preferred Units have a liquidation value of $50 per Class F Partnership Preferred Unit, plus an amount per Class F Partnership Unit equal to all accrued and unpaid interest on Convertible Debentures in a principal amount of $50 to the date of final distribution to holders of Class F Partnership Preferred Units (but such holders would not be entitled to any further payment). Holders of Class F Partnership Preferred Units are entitled to receive, on any date on which payments of interest or principal are made on Convertible Debentures, distributions payable in cash in an amount per Class F Partnership Preferred Unit equal to the interest and principal payment made in respect of Convertible Debentures in a principal amount of $50 on such distribution date. Class F Partnership Preferred Units are redeemable by the AIMCO Operating Partnership at any time that AIMCO redeems all or any of the Convertible Debentures, in number equal to the quotient obtained by dividing the aggregate principal amount of Convertible Debentures so redeemed by $50, at a price per Class F Partnership Preferred Unit equal to the price paid by AIMCO to redeem Convertible Debentures in a principal amount of $50. Upon any conversion of Convertible Debentures into shares of AIMCO Class E Preferred Stock or Class A Common Stock, a number of Class F Partnership Preferred Units equal to the quotient obtained by dividing the aggregate principal amount of Convertible Debentures so converted by $50 will be converted into Class E Partnership Preferred Units or Partnership Common Units, respectively. The conversion ratio in effect from time to time for such conversion of Class F Partnership Preferred Units into Class E Partnership Preferred

Units or Partnership Common Units will be equal to, and automatically adjusted to reflect, the conversion ratio in effect from time to time for the conversion of Convertible Debentures in a principal amount equal to $50 into shares of AIMCO's Class E Preferred Stock or Class A Common Stock, as the case may be. The Class F Partnership Preferred Units may be owned and held solely by AIMCO GP or the Special Limited Partner.

CLASS G PARTNERSHIP PREFERRED UNITS

     On July 15, 1998, in connection with AIMCO's issuance of 4,050,000 shares of Class G Preferred Stock, the AIMCO Operating Partnership issued 4,050,000 Class G Partnership Preferred Units to the Special Limited Partner. The terms of the Class G Partnership Preferred Units are substantially the same as the terms of the Class G Preferred Stock. The Class G Partnership Preferred Units entitle the Special Limited Partner to receive preferred quarterly cash distributions of $0.5859375 ($2.34375 per annum). In addition, each Class G Partnership Preferred Unit has a priority in liquidation equal to $25 per unit plus an amount equal to the accumulated, accrued and unpaid dividends on a share of Class G Preferred Stock.

CLASS H PARTNERSHIP PREFERRED UNITS

     On August 11, 1998, in connection with AIMCO's issuance of 2,000,000 shares of Class H Preferred Stock, the AIMCO Operating Partnership issued 2,000,000 Class H Partnership Preferred Units to the Special Limited Partner. The terms of the Class H Partnership Preferred Units are substantially the same as the terms of the Class H Preferred Stock. The Class H Partnership Preferred Units entitle the Special Limited Partner to receive preferred quarterly cash distributions of $0.59375 ($2.375 per annum). In addition, each Class H Partnership Preferred Unit has a priority in liquidation equal to $25 per unit plus an amount equal to the accumulated, accrued and unpaid dividends on a share of Class H Preferred Stock.

CLASS J PARTNERSHIP PREFERRED UNITS

     On November 6, 1998, in connection with AIMCO's issuance of 1,250,000 shares of Class J Preferred Stock, the AIMCO Operating Partnership issued 1,250,000 Class J Partnership Preferred Units to the Special Limited Partner. The terms of the Class J Partnership Preferred Units are substantially the same as the terms of the Class J Preferred Stock. The Class J Partnership Preferred Units entitle the Special Limited Partner to receive preferred quarterly cash distributions of (i) $1.75 from November 6 through November 15, 1998, (ii) $2.00 from November 15, 1998 through November 15, 1999, (iii) $2.25 from November 15, 1999 through November 15, 2000 and (iv) $2.38 thereafter. Each Class J Partnership Preferred Unit has a priority in liquidation equal to $100 per unit plus an amount equal to the accumulated, accrued and unpaid dividends on a share of Class J Preferred Stock.


CLASS K PARTNERSHIP PREFERRED UNITS



     On February 18, 1999, in connection with AIMCO's issuance of 5,000,000 shares of Class K Preferred Stock, the AIMCO Operating Partnership issued 5,000,000 Class K Partnership Preferred Units to the Special Limited Partner. The terms of the Class K Partnership Preferred Units are substantially the same as the terms of the Class K Preferred Stock. The Class K Partnership Preferred Units entitle the Special Limited Partner to receive preferred quarterly distributions per unit equal to (i) for three years from the date of original issuance, the greater of $0.50 or the quarterly cash distribution paid or payable on the number of Common OP Units into which one Class K Partnership Preferred Unit is convertible, and (ii) thereafter, the greater of $0.625 or the quarterly cash distribution paid or payable on the number of Common OP Units into which one Class K Partnership Preferred Unit is convertible. In addition, each Class K Partnership Preferred Unit has a priority in liquidation equal to $25 per unit plus an amount equal to the accumulated, accrued and unpaid dividends on a share of Class K Preferred Stock. Upon conversion of any shares of Class K Preferred Stock into Class A Common Stock, an equal number of Class K Partnership Preferred Units will be converted into Common OP Units at a conversion ratio of 0.59524 Partnership Common Units for each Class K Partnership Preferred Unit.

CLASS ONE PARTNERSHIP PREFERRED UNITS

     On December 30, 1998, the AIMCO Operating Partnership, in connection with the acquisition of an apartment complex, issued 90,000 Class One Partnership Preferred Units. The Class One Partnership Preferred Units rank, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership: (i) prior or senior to Partnership Common Units (the "Common Units"), Class B Partnership Preferred Units, Class C Partnership Preferred Units, Class D Partnership Preferred Units, Class E Partnership Preferred Units, Class G Partnership Preferred Units, Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the High Performance Units and any other interest in the AIMCO Operating Partnership if the holders of the Class One Partnership Preferred Units are entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest; (ii) on a parity with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Class One Partnership Preferred Units are entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other; and (iii) junior to any other interest in the AIMCO Operating Partnership if the holders of such interest are entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class One Partnership Preferred Units.

     Holders of Class One Partnership Preferred Units are entitled to receive, when and as declared by the Board of Directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $2 per Class One Partnership Preferred Unit. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and will be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day), commencing on the first such date occurring after the date of original issue. Distributions will be payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or November 1, as the case may be, immediately preceding each distribution date. Holders of Class One Partnership Preferred Units are not be entitled to receive any distributions in excess of cumulative distributions on the Class One Partnership Preferred Units.

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership will be made to or set apart for the holders of any junior units, to the extent possible, the holders of Class One Partnership Preferred Units will be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference per Class One Partnership Preferred Unit equal to the sum of (i) the quotient obtained by dividing $8 by the lesser of (a) the dividend yield on the AIMCO Class D Cumulative Preferred Stock as of the date of such liquidation, dissolution or winding up, or (b) the average of the dividend yields of the three specified preferred stocks plus (ii) accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders will not be entitled to any further payment or allocation.

     After a one-year holding period, a holder may redeem Class One Partnership Preferred Units and, in exchange therefor, the AIMCO Operating Partnership will deliver, or shall cause AIMCO to deliver, at its option, (i) cash in an amount equal to the number of redeemed Class One Partnership Preferred Units multiplied by the quotient obtained by dividing $8 by the lesser of (a) the dividend yield on the AIMCO Class D Cumulative Preferred Stock as of the date such Class One Partnership Preferred Units are tendered for redemption or (b) the average of the dividend yields of the three specified preferred stocks, or (ii) a number of shares of Class A Common Stock of AIMCO that is equal in value to the amount determined in (i).

     The holders of the Class One Partnership Preferred Units have the same voting rights as holders of Common OP Units.

HIGH PERFORMANCE UNITS

     In January 1998, the AIMCO Operating Partnership sold an aggregate of 15,000 High Performance Units to a joint venture formed by fourteen of AIMCO's officers and to three of AIMCO's independent directors, Messrs. Martin, Rhodes and Smith. Holders of High Performance Units have no rights to receive distributions or allocations of income or loss, or to redeem their High Performance Units prior to the Valuation Date that is the earlier of (i) January 1, 2001, or (ii) the date on which a change of control (as defined in the AIMCO Operating Partnership Agreement) occurs. If, on the Valuation Date, the cumulative Total Return of the Class A Common Stock during the Measurement Period exceeds the Minimum Return, then, on and after the Valuation Date, holders of the 15,000 High Performance Units will be entitled to receive distributions and allocations of income and loss from the AIMCO Operating Partnership in the same amounts and at the same times (subject to certain exceptions upon liquidation of the AIMCO Operating Partnership) as would holders of a number of Common OP Units equal to the quotient obtained by dividing (i) the product of (A) 15% of the amount by which the cumulative Total Return of the Class A Common Stock over the Measurement Period exceeds the greater of 115% of the peer group index or the Minimum Return, multiplied by (B) the weighted average market value of AIMCO's equity capitalization (including Class A Common Stock and Common OP Units) by (ii) the market value of one share of Class A Common Stock on the Valuation Date. If, on the Valuation Date, the cumulative Total Return of the Class A Common Stock does not satisfy these criteria, then, on and after the Valuation Date, holders of the 15,000 High Performance Units will be entitled to receive distributions and allocations of income and loss from the AIMCO Operating Partnership in the same amounts and at the same times (subject to certain exceptions upon a liquidation of the AIMCO Operating Partnership) as would holders of 150 Common OP Units. For purposes of determining the market value of Class A Common Stock or Common OP Units as of any date, the average closing price of the Class A Common Stock for the 20 trading days immediately preceding such date is used. It is expected that the Morgan Stanley REIT Index, a capitalization-weighted index with dividends reinvested of the most actively traded REITs, will be used as the peer group index for purposes of the High Performance Units.

     Upon the occurrence of a change of control, any holder of High Performance Units may, subject to certain restrictions, require the AIMCO Operating Partnership to redeem all or a portion of the High Performance Units held by such party in exchange for (i) a cash payment per unit equal to the estimated proceeds that a holder of one unit would be entitled to receive in the event of a liquidation of the AIMCO Operating Partnership, or (ii) a number of shares of Class A Common Stock with a value equal to such cash payment. The AIMCO Operating Partnership may elect, in its sole discretion, to pay cash or direct AIMCO to issue shares to satisfy any such redemption.

DISTRIBUTIONS


     Preferred OP Units. Holders of Preferred OP Units to be issued hereunder will have rights to distributions as set forth in the Prospectus Supplement. With respect to rights of holders of Class B Partnership Preferred Units, Class C Partnership Preferred Units, Class D Partnership Preferred Units, Class F Partnership Preferred Units, Class G Partnership Preferred Units, Class H Partnership Preferred Units, Class J Partnership Preferred Units, Class K Partnership Preferred Units and Class One Partnership Preferred Units, see
"-- Class B Partnership Preferred Units; -- Class C Partnership Preferred Units; -- Class D Partnership Preferred Units; -- Class F Partnership Preferred Units; -- Class G Partnership Preferred Units; -- Class H Partnership Preferred Units, -- Class J Partnership Preferred Units, -- Class K Partnership Preferred Units and -- Class One Partnership Preferred Units."


     High Performance Units. On and after the Valuation Date, holders of High Performance Units may be entitled to receive distributions in accordance with the terms of the High Performance Units. See "-- High Performance Units."

     Common OP Units. Subject to the rights of holders of any outstanding Preferred OP Units, the AIMCO Operating Partnership Agreement requires the AIMCO GP to cause the AIMCO Operating Partnership to distribute quarterly all, or such portion as the AIMCO GP may in its sole and absolute discretion determine, of Available Cash (as defined in the AIMCO Operating Partnership Agreement) generated by the AIMCO

Operating Partnership during such quarter to the AIMCO GP, the Special Limited Partner and the holders of Common OP Units ("Common OP Unitholders") on the record date established by the AIMCO GP with respect to such quarter, in accordance with their respective interests in the AIMCO Operating Partnership on such record date. Holders of any other Preferred OP Units issued in the future may have priority over the AIMCO GP, the Special Limited Partner and holders of Common OP Units with respect to distributions of Available Cash, distributions upon liquidation or other distributions.

     Distributions payable with respect to any interest in the AIMCO Operating Partnership that was not outstanding during the entire quarterly period in respect of which any distribution is made will be prorated based on the portion of the period that such interest was outstanding. The AIMCO GP in its sole and absolute discretion may distribute to the OP Unitholders Available Cash on a more frequent basis and provide for an appropriate record date. The AIMCO Operating Partnership Agreement requires the AIMCO GP to take such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with AIMCO's qualification as a REIT, to cause the AIMCO Operating Partnership to distribute sufficient amounts to enable the AIMCO GP to transfer funds to AIMCO and enable AIMCO to pay stockholder dividends that will (i) satisfy the requirements (the "REIT Requirements") for qualifying as a REIT under the Internal Revenue Code, and the Treasury Regulations and (ii) avoid any federal income or excise tax liability of AIMCO.

     No Common OP Unitholder has any right to demand or receive property other than cash as provided in the AIMCO Operating Partnership Agreement. The AIMCO GP may determine, in its sole and absolute discretion, to make a distribution in kind of assets of the AIMCO Operating Partnership to the OP Unitholders, and such assets will be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in accordance with the AIMCO Operating Partnership Agreement.

     Subject to the rights of holders of any outstanding Preferred OP Units, net proceeds from the sale or other disposition of all or substantially all of the assets of the AIMCO Operating Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the AIMCO Operating Partnership (a "Terminating Capital Transaction"), and any other cash received or reductions in reserves made after commencement of the liquidation of the AIMCO Operating Partnership, will be distributed to the OP Unitholders in accordance with the AIMCO Operating Partnership Agreement.

     The AIMCO Operating Partnership Agreement prohibits the AIMCO Operating Partnership and the AIMCO GP, on behalf of the AIMCO Operating Partnership, from making a distribution to any OP Unitholder on account of its interest in OP Units if such distribution would violate Section 17-607 of the Delaware LP Act or other applicable law.

ALLOCATIONS OF NET INCOME AND NET LOSS


     Preferred OP Units. With respect to the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class F Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units, the Class One Partnership Preferred Units and any similar class of Preferred OP Unit that may be subsequently issued, gross income and, if necessary, gain will be allocated to the holders of the Preferred OP Units for any fiscal year (and, if necessary, subsequent fiscal years) to the extent that the holders of the Preferred OP Units receive a distribution on any Preferred OP Units (other than an amount included in any redemption of Preferred OP Units). If any Preferred OP Units are redeemed, for the fiscal year that includes such redemption (and, if necessary, for subsequent fiscal years) (i) gross income and gain (in such relative proportions as the AIMCO GP in its discretion will determine) will be allocated to the holders of such class of Preferred OP Units to the extent that the redemption amounts paid or payable with respect to the Preferred OP Units so redeemed exceeds the aggregate capital contributions (net of liabilities assumed or taken subject to by the AIMCO Operating Partnership) per Preferred OP Unit allocable to the Preferred OP Units so redeemed and (ii) deductions and losses (in such relative proportions as the AIMCO GP in its discretion will determine) will be allocated to the holders of such class of Preferred OP Units to the extent that the aggregate Capital Contributions (net of liabilities assumed or taken subject to by the AIMCO Operating Partnership) per Preferred OP Unit allocable to the Preferred OP Units so redeemed exceeds the redemption amount paid or payable with respect to the Preferred OP Units so redeemed.

     High Performance Units. On and after the Valuation Date, holders of High Performance Units may be allocated income and loss in accordance with the terms of the High Performance Units. See "-- High Performance Units."

     Common OP Units. Net Income (as defined in the AIMCO Operating Partnership Agreement) and Net Loss (as defined in the AIMCO Operating Partnership Agreement) of the AIMCO Operating Partnership will be determined and allocated with respect to each fiscal year of the AIMCO Operating Partnership as of the end of each such year. Except as otherwise provided in the AIMCO Operating Partnership Agreement, an allocation to a Common OP Unitholder of a share of Net Income or Net Loss will be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Income or Net Loss. Except as otherwise provided in the AIMCO Operating Partnership Agreement and subject to the terms of any outstanding Partnership Preferred Units, Net Income and Net Loss will be allocated to the holders of Common OP Units in accordance with their respective Common OP Units at the end of each fiscal year. The AIMCO Operating Partnership Agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise provided in the AIMCO Operating Partnership Agreement and subject to the terms of any outstanding Preferred OP Units, for income tax purposes under the Internal Revenue Code and the Treasury Regulations, each Partnership item of income, gain, loss and deduction will be allocated among the Common OP Unitholders in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to the AIMCO Operating Partnership Agreement.

WITHHOLDING

     The AIMCO Operating Partnership is authorized to withhold from or pay on behalf of or with respect to each limited partner any amount of federal, state, local or foreign taxes that the AIMCO GP determines that the AIMCO Operating Partnership is required to withhold or pay with respect to any amount distributable or allocable to such limited partner pursuant to the AIMCO Operating Partnership Agreement.

RETURN OF CAPITAL

     No limited partner is entitled to interest on its capital contribution or on such limited partner's capital account. Except (i) pursuant to the rights of redemption set forth in the AIMCO Operating Partnership Agreement, (ii) as provided by law, or (iii) pursuant to the terms of any outstanding Preferred OP Units, no limited partner has any right to demand or receive the withdrawal or return of its capital contribution from the AIMCO Operating Partnership, except to the extent of distributions made pursuant to the AIMCO Operating Partnership Agreement or upon termination of the AIMCO Operating Partnership. Except to the extent otherwise expressly provided in the AIMCO Operating Partnership Agreement and subject to the terms of any outstanding Preferred OP Units, no limited partner or assignee will have priority over any other limited partner or assignee either as to the return of capital contributions or as to profits, losses or distributions.

REDEMPTION RIGHTS


     Preferred OP Units. Holders of Preferred OP Units to be issued hereunder will have rights to redemption as set forth in the applicable Prospectus Supplement. With respect to rights of holders of Class B Partnership Preferred Units, Class C Partnership Preferred Units, Class D Partnership Preferred Units, Class F Partnership Preferred Units, Class G Partnership Preferred Units, Class H Partnership Preferred Units, Class J Partnership Preferred Units, Class K Partnership Preferred Units and Class One Partnership Preferred Units, see
"-- Class B Partnership Preferred Units; -- Class C Partnership Preferred Units; -- Class D Partnership Preferred Units; -- Class F Partnership Preferred Units; -- Class G Partnership Preferred Units;

-- Class H Partnership Preferred Units; -- Class J Partnership Preferred Units; -- Class K Partnership Preferred Units; and Class One Partnership Preferred Units."


     High Performance Units. In the event of a change of control, holders of High Performance Units will have redemption rights similar to those of holders of Common OP Units. See "-- High Performance Units."

     Common OP Units. After the first anniversary of becoming a holder of Common OP Units, each Common OP Unitholder and certain assignees have the right, subject to the terms and conditions set forth in the AIMCO Operating Partnership Agreement, to require the AIMCO Operating Partnership to redeem all or a portion of the Common OP Units held by such party in exchange for shares of Class A Common Stock, on a one-for-one basis, or a cash amount equal to the value of such shares. On or before the close of business on the fifth business day after the AIMCO GP receives a notice of redemption, the AIMCO Operating Partnership may, in its sole and absolute discretion but subject to the restrictions on the ownership of Class A Common Stock imposed under the AIMCO Charter and the transfer restrictions and other limitations thereof, elect to cause AIMCO to acquire some or all of the tendered Common OP Units from the tendering party in exchange for Class A Common Stock, based on an exchange ratio of one share of Class A Common Stock for each Common OP Unit, subject to adjustment as provided in the AIMCO Operating Partnership Agreement.

PARTNERSHIP RIGHT TO CALL COMMON OP UNITS

     Notwithstanding any other provision of the AIMCO Operating Partnership Agreement, on and after the date on which the aggregate percentage interests of the limited partners, other than the Special Limited Partner, are less than one percent (1%), the AIMCO Operating Partnership will have the right, but not the obligation, from time to time and at any time to redeem any and all outstanding limited partner interests (other than the Special Limited Partner's interest) in the AIMCO Operating Partnership by treating any limited partner as if such limited partner had tendered for redemption pursuant to the AIMCO Operating Partnership Agreement the amount of Common OP Units specified by the AIMCO GP, in its sole and absolute discretion, by notice to the limited partner.

TRANSFERS AND WITHDRAWALS

     Restrictions on Transfer. The AIMCO Operating Partnership Agreement restricts the transferability of OP Units. Any transfer or purported transfer of an OP Unit not made in accordance with the AIMCO Operating Partnership Agreement will be null and void ab initio. Until the expiration of one year from the date on which a limited partner acquired OP Units, subject to certain exceptions, such limited partner may not transfer all or any portion of its OP Units to any transferee without the consent of the AIMCO GP, which consent may be withheld in its sole and absolute discretion. After the expiration of one year from the date on which a limited partner acquired OP Units, such limited partner has the right to transfer all or any portion of its OP Units to any person, subject to the satisfaction of certain conditions specified in the AIMCO Operating Partnership Agreement, including the AIMCO GP's right of first refusal. It is a condition to any transfer (regardless of whether such transfer is effected before or after the one year holding period) that the transferee assumes by operation of law or express agreement all of the obligations of the transferor limited partner under the AIMCO Operating Partnership Agreement with respect to such OP Units, and no such transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor partner are assumed by a successor corporation by operation of law) will relieve the transferor partner of its obligations under the AIMCO Operating Partnership Agreement without the approval of the AIMCO GP, in its sole and absolute discretion.

     In connection with any transfer of OP Units, the AIMCO GP will have the right to receive an opinion of counsel reasonably satisfactory to it to the effect that the proposed transfer may be effected without registration under the Securities Act of 1933 and will not otherwise violate any federal or state securities laws or regulations applicable to the AIMCO Operating Partnership or the OP Units transferred.

     No transfer by a limited partner of its OP Units (including any redemption or any acquisition of OP Units by the AIMCO GP or by the AIMCO Operating Partnership) may be made to any person if (i) in the opinion of legal counsel for the AIMCO Operating Partnership, it would result in the AIMCO Operating Partnership being treated as an association taxable as a corporation, or (ii) such transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Internal Revenue Code.

     Substituted Limited Partners. No limited partner will have the right to substitute a transferee as a limited partner in its place. A transferee of the interest of a limited partner may be admitted as a substituted limited partner only with the consent of the AIMCO GP, which consent may be given or withheld by the AIMCO GP in its sole and absolute discretion. If the AIMCO GP, in its sole and absolute discretion, does not consent to the admission of any permitted transferee as a substituted limited partner, such transferee will be considered an assignee for purposes of the AIMCO Operating Partnership Agreement. An assignee will be entitled to all the rights of an assignee of a limited partnership interest under the Delaware LP Act, including the right to receive distributions from the AIMCO Operating Partnership and the share of Net Income, Net Losses and other items of income, gain, loss, deduction and credit of the AIMCO Operating Partnership attributable to the OP Units assigned to such transferee and the rights to transfer the OP Units provided in the AIMCO Operating Partnership Agreement, but will not be deemed to be a limited partner for any other purpose under the AIMCO Operating Partnership Agreement, and will not be entitled to effect a consent or vote with respect to such OP Units on any matter presented to the limited partners for approval (such right to consent or vote, to the extent provided in this Agreement or under the Delaware LP Act, fully remaining with the transferor limited partner).

     Withdrawals. No limited partner may withdraw from the AIMCO Operating Partnership other than as a result of a permitted transfer of all of such limited partner's OP Units in accordance with the AIMCO Operating Partnership Agreement, with respect to which the transferee becomes a substituted limited partner, or pursuant to a redemption (or acquisition by AIMCO) of all of such limited partner's OP Units.

     Restrictions on the General Partner. The AIMCO GP may not transfer any of its general partner interest or withdraw from the AIMCO Operating Partnership unless (i) the limited partners consent or (ii) immediately after a merger of the AIMCO GP into another entity, substantially all of the assets of the surviving entity, other than the general partnership interest in the AIMCO Operating Partnership held by the AIMCO GP, are contributed to the AIMCO Operating Partnership as a capital contribution in exchange for OP Units.

ISSUANCE OF CAPITAL STOCK BY AIMCO

     Pursuant to the AIMCO Operating Partnership Agreement, upon the issuance of its capital stock, AIMCO is generally obligated to contribute the cash proceeds or other consideration received from such issuance to the AIMCO Operating Partnership in exchange for, in the case of Class A Common Stock, Common OP Units, or in the case of an issuance of Preferred Stock, Preferred OP Units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of such Preferred Stock.

DILUTION

     The AIMCO GP has the power, without the consent of the limited partners, to cause the AIMCO Operating Partnership to issue additional Common OP Units and Preferred OP Units. Any such issuance may dilute the interests of existing OP Unitholders. In addition, the terms of the Preferred OP Units entitle the holders thereof to receive preferential distributions of cash and a priority in liquidation, as well as certain class voting rights.

AMENDMENT OF THE AIMCO OPERATING PARTNERSHIP AGREEMENT

     By the AIMCO GP Without the Consent of the Limited Partners. The AIMCO GP has the power, without the consent of the limited partners, to amend the AIMCO Operating Partnership Agreement as may be required to facilitate or implement any of the following purposes: (1) to add to the obligations of the AIMCO GP or surrender any right or power granted to the AIMCO GP or any affiliate of the AIMCO GP for the benefit of the limited partners; (2) to reflect the admission, substitution or withdrawal of partners or the termination of the AIMCO Operating Partnership in accordance with the AIMCO Operating Partnership Agreement; (3) to reflect a change that is of an inconsequential nature and does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the AIMCO Operating Partnership Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the AIMCO Operating Partnership Agreement that will not be inconsistent with law or with the provisions of the AIMCO Operating Partnership Agreement; (4) to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law; (5) to reflect such changes as are reasonably necessary for AIMCO to maintain its status as a REIT; and (6) to modify the manner in which capital accounts are computed (but only to the extent set forth in the definition of "Capital Account" in the AIMCO Operating Partnership Agreement or contemplated by the Internal Revenue Code or the Treasury Regulations).

     With the Consent of the Limited Partners. With the exception of the circumstances described above whereby the AIMCO GP may, without the consent of the limited partners, amendments to the AIMCO Operating Partnership Agreement require the limited partners' consent. Amendments to the AIMCO Operating Partnership Agreement may be proposed by the AIMCO GP or by limited partners holding a majority of the outstanding Common OP Units, excluding the Special Limited Partner (a "Majority in Interest"). Following such proposal, the AIMCO GP will submit any proposed amendment to the limited partners. The AIMCO GP will seek the written consent of the limited partners on the proposed amendment or will call a meeting to vote thereon and to transact any other business that the AIMCO GP may deem appropriate. For purposes of obtaining a written consent, the AIMCO GP may require a written response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a consent that is consistent with the AIMCO GP's recommendation with respect to the proposal, provided, however, that an action shall become effective at such time as requisite consents are received even if prior to such specified time.

PROCEDURES FOR ACTIONS AND CONSENTS OF PARTNERS

     Meetings of the partners may be called by the AIMCO GP and will be called upon the receipt by the AIMCO GP of a written request by a Majority in Interest of the limited partners. Notice of any such meeting will be given to all partners not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Each meeting of partners will be conducted by the AIMCO GP or such other person as the AIMCO GP may appoint pursuant to such rules for the conduct of the meeting as the AIMCO GP or such other person deems appropriate in its sole and absolute discretion. Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if a written consent setting forth the action so taken is signed by partners holding a majority of outstanding Common OP Units (or such other percentage as is expressly required by the AIMCO Operating Partnership Agreement for the action in question). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of the partners holding a majority of outstanding Common OP Units (or such other percentage as is expressly required by the AIMCO Operating Partnership Agreement for the action in question). Such consent shall be filed with the AIMCO GP. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

RECORDS AND ACCOUNTING; FISCAL YEAR

     The AIMCO Operating Partnership Agreement requires the AIMCO GP to keep or cause to be kept at the principal office of the AIMCO Operating Partnership those records and documents required to be maintained by the Delaware LP Act and other books and records deemed by the AIMCO GP to be appropriate with respect to the AIMCO Operating Partnership's business. The books of the AIMCO Operating Partnership will be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles, or on such other basis as the AIMCO GP determines to be necessary or appropriate. To the extent permitted by sound accounting practices and principles, the AIMCO Operating Partnership, the AIMCO GP and AIMCO may operate with integrated or consolidated accounting records, operations and principles. The fiscal year of the AIMCO Operating Partnership is the calendar year.

REPORTS

     As soon as practicable, but in no event later than one hundred five (105) days after the close of each calendar quarter and each fiscal year, the AIMCO GP will cause to be mailed to each limited partner, of record as of the last day of the calendar quarter or as of the close of the fiscal year, as the case may be, a report containing financial statements of the AIMCO Operating Partnership, or of AIMCO if such statements are prepared solely on a consolidated basis with AIMCO, for such calendar quarter or fiscal year, as the case may be, presented in accordance with generally accepted accounting principles, and such other information as may be required by applicable law or regulation or as the AIMCO GP determines to be appropriate. Statements included in quarterly reports are not audited. Statements included in annual reports are audited by a nationally recognized firm of independent public accountants selected by the AIMCO GP.

TAX MATTERS

     The AIMCO GP is the "tax matters partner" of the AIMCO Operating Partnership for federal income tax purposes. The tax matters partner is authorized, but not required, to take certain actions on behalf of the AIMCO Operating Partnership with respect to tax matters. In addition, the AIMCO GP will arrange for the preparation and timely filing of all returns with respect to the AIMCO Operating Partnership's income, gains, deductions, losses and other items required of the AIMCO Operating Partnership for federal and state income tax purposes and will use all reasonable effort to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by limited partners for federal and state income tax reporting purposes. The limited partners will promptly provide the AIMCO GP with such information as may be reasonably requested by the AIMCO GP from time to time.

DISSOLUTION AND WINDING UP

     Dissolution. The AIMCO Operating Partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following (each a "Liquidating Event") (i) December 31, 2093; (ii) an event of withdrawal, as defined in the Delaware LP Act (including, without limitation, bankruptcy), of the sole general partner unless, within ninety (90) days after the withdrawal, a "majority in interest" (as such phrase is used in Section 17-801(3) of the Delaware LP Act) of the remaining partners agree in writing, in their sole and absolute discretion, to continue the business of the AIMCO Operating Partnership and to the appointment, effective as of the date of withdrawal, of a successor general partner; (iii) an election to dissolve the AIMCO Operating Partnership made by the general partner in its sole and absolute discretion, with or without the consent of the limited partners; (iv) entry of a decree of judicial dissolution of the AIMCO Operating Partnership pursuant to the provisions of the Delaware LP Act; (v) the occurrence of a Terminating Capital Transaction; or
(vi) the redemption (or acquisition by AIMCO, the AIMCO GP and/or the Special Limited Partner) of all Common OP Units other than Common OP Units held by the AIMCO GP or the Special Limited Partner.

     Winding Up. Upon the occurrence of a Liquidating Event, the AIMCO Operating Partnership will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and partners. The AIMCO GP (or, in the event that there is no remaining AIMCO GP or the AIMCO GP has dissolved, become bankrupt within the meaning of the Delaware LP Act or ceased to operate, any person elected by a Majority in Interest of the limited partners) will be responsible for overseeing the winding up and dissolution of the AIMCO Operating Partnership and will take full account of the AIMCO Operating Partnership's liabilities and property, and the AIMCO Operating Partnership's property will be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the AIMCO GP, include Class A Common Stock) will be applied and distributed in the following order: (i) first, to the satisfaction of all of the AIMCO Operating Partnership's debts and liabilities to creditors other than the partners and their assignees (whether by payment or the making of reasonable provision for payment thereof); (ii) second, to the satisfaction of all the AIMCO Operating Partnership's debts and liabilities to the general partner (whether by payment or the making of reasonable provision for payment thereof), including, but not limited to, amounts due as reimbursements under the AIMCO Operating Partnership Agreement; (ii) third, to the satisfaction of all of the AIMCO Operating Partnership's debts and liabilities to the other partners and any assignees (whether by payment or the making of reasonable provision for payment thereof); (iv) fourth, to the satisfaction of all liquidation preferences of outstanding Preferred OP Units, if any, and (v) the balance, if any, to the AIMCO GP, the limited partners and any assignees in accordance with and in proportion to their positive capital account balances, after giving effect to all contributions, distributions and allocations for all periods.

            COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO

     Generally, the nature of an investment in the Common OP Units is substantially equivalent economically to an investment in the Class A Common Stock. The AIMCO Operating Partnership makes quarterly distributions to holders of Common OP Units (on a per unit basis) that generally are equal to the dividends paid on the Class A Common Stock (on a per share basis). However, such distributions will not necessarily continue to be equal to such dividends. Common OP Unitholders generally share in the risks and rewards of ownership in the enterprise being conducted by AIMCO (through the AIMCO Operating Partnership). However, there are some differences between ownership of Common OP Units and ownership of Class A Common Stock, some of which may be material to investors.

     The information below highlights a number of the significant differences between the AIMCO Operating Partnership and AIMCO relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of Common OP Units and Class A Common Stock, respectively. These comparisons are intended to assist OP Unitholders in understanding how their investment will be changed if their Common OP Units are exchanged for Class A Common Stock. COMMON OP UNITHOLDERS SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS AND THE REGISTRATION STATEMENT AND THE EXHIBITS THERETO OF WHICH THIS PROSPECTUS IS A PART AND ANY APPLICABLE PROSPECTUS SUPPLEMENT FOR ADDITIONAL IMPORTANT INFORMATION ABOUT THE COMPANY.

                          AIMCO OPERATING PARTNERSHIP
                                     AIMCO

                     Form of Organization and Assets Owned


The AIMCO Operating Partnership is organized      AIMCO is a Maryland corporation. AIMCO has
as a Delaware limited partnership. The AIMCO      elected to be taxed as a REIT under the
Operating Partnership owns interests (either      Internal Revenue Code, commencing with its
directly or through subsidiaries) in the          taxable year ended December 31, 1994, and
apartment properties.                             intends to maintain its election as a REIT.
                                                  With certain limited exceptions, AIMCO's
                                                  only significant assets are its equity
                                                  interests in the AIMCO GP and the Special
                                                  Limited Partner, which in turn collectively
                                                  hold a controlling interest in the AIMCO
                                                  Operating Partnership.

                             Duration of Existence


The term of the AIMCO Operating Partnership       AIMCO has a perpetual existence, unless
continues until December 31, 2093, unless         liquidated or dissolved.
the AIMCO Operating Partnership is dissolved
sooner pursuant to the terms of the AIMCO
Operating Partnership Agreement or as
provided by law. See "Description of OP
Units -- General" and "Description of OP
Units -- Dissolution and Winding Up."

                  Purpose and Permitted Activities/Investments


The purpose of the AIMCO Operating                Under its Charter, AIMCO may engage in any
Partnership is to conduct any business that       lawful activity permitted to be engaged in
may be lawfully conducted by a limited            by a Maryland corporation pursuant to
partnership organized pursuant to the             Maryland law. The Charter prohibits the
Delaware LP Act, provided that such business      AIMCO Board of Directors from taking any
is to be conducted in a manner that permits       action to terminate AIMCO's status as a
AIMCO to be qualified as a REIT, unless           REIT, unless the AIMCO Board of
AIMCO

     AIMCO OPERATING PARTNERSHIP                           AIMCO

ceases to qualify as a REIT. The AIMCO            Directors recommends such action and the
Operating Partnership is authorized to            holders of a majority of the shares entitled
perform any and all acts for the furtherance      to vote on such matter approve such action.
of the purposes and business of the AIMCO         The Internal Revenue Code defines a REIT as
Operating Partnership, provided that the          a corporation, trust or association (1) that
AIMCO Operating Partnership may not take, or      is managed by one or more trustees or
refrain from taking, any action which, in         directors; (2) the beneficial ownership of
the judgment of the AIMCO GP could (i)            which is evidenced by transferable shares,
adversely affect the ability of AIMCO to          or by transferable certificates of
continue to qualify as a REIT, (ii) subject       beneficial interest; (3) which would be
AIMCO to certain income and excise taxes, or      taxable as a domestic corporation, but for
(iii) violate any law or regulation of any        the special Internal Revenue Code provisions
governmental body or agency (unless such ac-      applicable to REITs; (4) that is neither a
tion, or inaction, is specifically consented      financial institution nor an insurance
to by AIMCO). Subject to the foregoing, the       company subject to certain provisions of the
AIMCO Operating Partnership may invest in or      Internal Revenue Code; (5) the beneficial
enter into partnerships, joint ventures, or       ownership of which is held by 100 or more
similar arrangements                              persons; (6) in which, during the last half
                                                  of each taxable year, not more than 50% in
                                                  value of the outstanding stock is owned,
                                                  directly or indirectly, by five or fewer
                                                  individuals (as defined in the Internal
                                                  Revenue Code to include certain entities);
                                                  and (7) which meets certain other tests
                                                  described in this Prospectus (including with
                                                  respect to the nature of its income and
                                                  assets). See "Federal Income Taxation of
                                                  AIMCO and AIMCO Stockholders -- General."
                                                  The Internal Revenue Code provides that
                                                  conditions (1) through (4) must be met
                                                  during the entire taxable year, and that
                                                  condition (5) must be met during at least
                                                  335 days of a taxable year of 12 months, or
                                                  during a proportionate part of a taxable
                                                  year of less than 12 months. The Charter
                                                  also contains certain restrictions regarding
                                                  transfers of its shares, which provisions
                                                  are intended to assist AIMCO in satisfying
                                                  the share ownership requirements described
                                                  in conditions (5) and (6) above. See
                                                  "Federal Income Taxation of AIMCO and AIMCO
                                                  Stockholders -- General."

                                                  Substantially all of the operations of AIMCO
                                                  are conducted through the AIMCO Operating
                                                  Partnership and its subsidiaries. Through
                                                  its controlling interests in the AIMCO
                                                  Operating Partnership and other limited
                                                  partnerships and limited liability com-
                                                  panies, AIMCO owns and controls interests in
                                                  numerous multi-family rental apartment
                                                  properties.

                               Additional Equity


The AIMCO GP is authorized to issue               Under the Charter, the AIMCO Board of
additional partnership interests in the           Directors has the authority to classify and
AIMCO Operating Partnership for any               reclassify any of its unissued capital stock
partnership purpose from time to time to the      into shares of Preferred Stock by setting or
limited partners and to other persons, and        changing in any one or more respects the
to admit such other persons as additional         preferences, conversion or other rights,
limited partners, on terms and conditions         voting powers, restrictions, limitations as
and for such capi-                                to dividends, qual-

     AIMCO OPERATING PARTNERSHIP                           AIMCO

tal contributions as may be established by        ifications or terms or conditions of
the AIMCO GP in its sole discretion. The net      redemption of such shares of capital stock
capital contribution need not be equal for        including, but not limited to, ownership
all partners. No action or consent by the         restrictions consistent with the Ownership
limited partners is required in connection        Limit with respect to each series or class
with the admission of any additional limited      of capital stock, and the number of shares
partner. See "Description of OP Units --          constituting each series or class, and to
Management by the AIMCO GP." Subject to           increase or decrease the number of shares of
Delaware law, any additional partnership          any such series or class, to the extent
interests may be issued in one or more            permitted by the MGCL. AIMCO is authorized
classes, or one or more series of any of          to issue, in its discretion, additional eq-
such classes, with such designations, pref-       uity securities including Class A Common
erences and relative, participating,              Stock or Preferred Stock; provided, however,
optional or other special rights, powers and      that the total number of equity securities
duties as shall be determined by the AIMCO        outstanding may not exceed the total number
GP, in its sole and absolute discretion           of authorized shares set forth in the
without the approval of any limited part-         Charter (i.e., not more than 510,750,000
ner, and set forth in a written document          shares of capital stock). Additionally,
thereafter attached to and made an exhibit        AIMCO may issue additional Class A Common
to the AIMCO Operating Partnership                Stock upon exchange of Common OP Units for
Agreement.                                        Class A Common Stock, and upon exercise of
                                                  options granted pursuant to AIMCO's stock
                                                  incentive plan. Pursuant to the AIMCO
                                                  Operating Partnership Agreement, upon the
                                                  issuance of its capital stock, AIMCO is
                                                  generally obligated to contribute the cash
                                                  proceeds or other consideration received
                                                  from such issuance to the AIMCO Operating
                                                  Partnership in exchange for, in the case of
                                                  Class A Common Stock, Common OP Units, or in
                                                  the case of an issuance of Preferred Stock,
                                                  Preferred OP Units with designations,
                                                  preferences and other rights, terms and
                                                  provisions that are substantially the same
                                                  as the designations, preferences and other
                                                  rights, terms and provisions of such
                                                  Preferred Stock. See "Description of OP
                                                  Units -- Issuance of Class A Common Stock by
                                                  AIMCO."

                                                  Neither AIMCO's Charter nor its By-Laws
                                                  impose any restrictions upon dealings
                                                  between AIMCO and its directors, officers
                                                  and affiliates. Under Maryland law, however,
                                                  material facts of the relationship, the
                                                  transaction and the conflict of interest
                                                  must (i) be disclosed to the Board of
                                                  Directors and approved by the affirmative
                                                  vote of a majority of the disinterested
                                                  directors; or (ii) be disclosed to the
                                                  stockholders and approved by the affirmative
                                                  vote of a majority of the disinterested
                                                  stockholders or (iii) be in fact fair and
                                                  reasonable. In addition, AIMCO has adopted
                                                  certain policies designed to minimize or
                                                  eliminate conflicts of interests between
                                                  AIMCO and its executive officers and
                                                  directors. Without the approval of a ma-
                                                  jority of the disinterested directors, AIMCO
                                                  will not (i) acquire from or sell to any
                                                  director, officer or employee of AIMCO or
                                                  any entity in which a director, officer or
                                                  employee of AIMCO owns more

     AIMCO OPERATING PARTNERSHIP                           AIMCO

                                                  than a 1% interest, or acquire from or sell
                                                  to any affiliate of any of the foregoing,
                                                  any assets or other property of AIMCO, (ii)
                                                  make any loan to or borrow from any of the
                                                  foregoing persons, or (iii) engage in any
                                                  material transaction with the foregoing. In
                                                  addition, AIMCO has entered into employment
                                                  agreements with certain officers and
                                                  directors which include provisions intended
                                                  to eliminate or minimize potential conflicts
                                                  of interest. See "Business of the
                                                  Company -- Policies of the Company with
                                                  Respect to Certain Other Activities."

                               Borrowing Policies


The AIMCO Operating Partnership Agreement         AIMCO is not restricted under its Charter or
contains no restrictions on borrowings, and       Bylaws from incurring borrowings.
the AIMCO GP has full power and authority to
borrow money on behalf of the AIMCO
Operating Partnership.

                            Review of Investor Lists


Each limited partner has the right, upon          Under Maryland law, a stockholder holding at
written demand with a statement of the            least 5% of the outstanding stock of a
purpose of such demand and at such limited        corporation may, upon written request,
partner's own expense, to obtain a current        inspect and copy during usual business hours
list of the name and last known business,         the list of the stockholders of such
residence or mailing address of the AIMCO GP      corporation.
and each other partner.

                               Management Control


All management powers over the business and       The AIMCO Board of Directors has exclusive
affairs of the AIMCO Operating Partnership        control over AIMCO's business and affairs
are vested in the AIMCO GP. No limited            subject only to the restrictions in the
partner has any right to participate in or        Charter and the Bylaws. The policies adopted
exercise control or management power over         by the AIMCO Board of Directors may be
the business and affairs of the AIMCO             altered or eliminated without a vote of
Operating Partnership. The limited partners       AIMCO's stockholders. Accordingly, except
have the right to vote on certain matters         for their vote in the election of directors,
described under "Voting Rights" below. The        holders of Class A Common Stock have no
AIMCO GP may not be removed by the limited        control over the ordinary business policies
partners with or without cause.                   of AIMCO.

                    Management Liability and Indemnification


Notwithstanding anything to the contrary set      The Charter limits the liability of AIMCO's
forth in the AIMCO Operating Partnership          directors and officers to AIMCO and its
Agreement, the AIMCO GP is not liable to the      stockholders to the fullest extent permitted
AIMCO Operating Partnership for losses            from time to time by Maryland law. Maryland
sustained, liabilities incurred or benefits       law presently permits the liability of
not derived as a result of errors in judg-        directors and officers to a corporation or
ment or mistakes of fact or law of any act        its stockholders for money damages to be
or omission if the AIMCO GP acted in good         limited, except (i) to the extent that it is
faith. The AIMCO Operating Partnership            proved that the director or officer actually
Agreement provides for indemnification of         received an improper benefit or profit in
AIMCO, or any director or                         money, property or services actu-

     AIMCO OPERATING PARTNERSHIP                           AIMCO
officer of AIMCO (in its capacity as the          ally received, or (ii) if a judgment or
previous general partner of the AIMCO             other final adjudication is entered in a
Operating Partnership), the AIMCO GP, any         proceeding based on a finding that the
officer or director of AIMCO GP or the AIMCO      director's or officer's action, or failure
Operating Partnership and such other persons      to act, was the result of active and
as the AIMCO GP may designate from and            deliberate dishonesty and was material to
against all losses, claims, damages,              the cause of action adjudicated in the
liabilities, joint or several, expenses           proceeding. This provision does not limit
(including legal fees), fines, settlements        the ability of AIMCO or its stockholders to
and other amounts incurred in connection          obtain other relief, such as an injunction
with any actions relating to the operations       or recision.
of the AIMCO Operating Partnership, as set
forth in the AIMCO Operating Partnership          The Charter and Bylaws require AIMCO to
Agreement. The Delaware LP Act provides that      indemnify its directors, officers and
subject to the standards and restrictions,        certain other parties to the fullest extent
if any, set forth in its partnership              permitted from time to time by Maryland law.
agreement, a limited partnership may, and         The MGCL permits a corporation to indemnify
shall have the power to, indemnify and hold       its directors, officers and certain other
harmless any partner or other person from         parties against judgments, penalties, fines,
and against any and all claims and demands        settlements and reasonable expenses actually
whatsoever. It is the position of the SEC         incurred by them in connection with any
that indemnification of directors and             proceeding to which they may be made a party
officers for liabilities arising under the        by reason of their service to or at the
Securities Act is against public policy and       request of the corporation, unless it is
is unenforceable pursuant to Section 14 of        established that (i) the act or omission of
the Securities Act of 1933.                       the indemnified party was material to the
                                                  matter giving rise to the proceeding and (x)
                                                  was committed in bad faith or (y) was the
                                                  result of active and deliberate dishon-
                                                  esty, (ii) the indemnified party actually
                                                  received an improper personal benefit in
                                                  money, property or services of (iii) in the
                                                  case of any criminal proceeding, the
                                                  indemnified party had reasonable cause to
                                                  believe that the act or omission was
                                                  unlawful. Indemnification may be made
                                                  against judgments, penalties, fines,
                                                  settlements and reasonable expenses actually
                                                  incurred by the director or officer in
                                                  connection with the proceeding; provided
                                                  however, that if the proceeding is one by or
                                                  in the right of the corporation,
                                                  indemnification may not be made with respect
                                                  to any proceeding in which the director or
                                                  officer has been adjudged to be liable to
                                                  the corporation. In addition, a director or
                                                  officer may not be indemnified with respect
                                                  to any proceeding charging improper personal
                                                  benefit to the director or officer was
                                                  adjudged to be liable on the basis that
                                                  personal benefit was improperly received.
                                                  The termination of any proceeding by
                                                  conviction, or upon a plea of nolo
                                                  contendere or its equivalent, or an entry of
                                                  any order of probation prior to judgment,
                                                  creates a rebuttable presumption that the
                                                  director or officer did not meet the
                                                  requisite standard or conduct required for
                                                  indemnification to be permitted. It is the
                                                  position of the SEC that indemnification of
                                                  directors and officers for liabilities
                                                  arising under the Securities Act of 1933 is
                                                  against public policy and is unenforceable
                                                  pursuant to Section 14 of the Securities Act
                                                  of 1933.

     AIMCO OPERATING PARTNERSHIP                           AIMCO

                                                  AIMCO has entered into agreements with
                                                  certain of its officers, pursuant to which
                                                  AIMCO has agreed to indemnify such officers
                                                  to the fullest extent permitted by
                                                  applicable law.

                            Anti-Takeover Provisions


Except in limited circumstances, the AIMCO        The Charter and Bylaws of AIMCO contain a
GP has exclusive management power over the        number of provisions that may have the
business and affairs of the AIMCO Operating       effect of delaying or discouraging an
Partnership. The AIMCO GP may not be removed      unsolicited proposal for the acquisition of
as general partner of the AIMCO Operating         AIMCO or the removal of incumbent
Partnership by the limited partners with or       management. These provisions include, among
without cause. Under the AIMCO Operating          others: (1) authorized shares of stock that
Partnership Agreement, the AIMCO GP, as a         may be issued, in the discretion of the
general partner, may, in its sole                 AIMCO Board of Directors, as Preferred Stock
discretion, prevent a transferee of an OP         with superior voting rights to the Class A
Unit from becoming a substituted limited          Common Stock; (2) a requirement that
partner pursuant to the AIMCO Operating           directors may be removed only for cause and
Partnership Agreement. The AIMCO GP may           by a vote of holders of at least two-thirds
exercise this right of approval to deter,         of the votes entitled to be cast in the
delay or hamper attempts by persons to ac-        election of directors; (3) advance notice
quire a controlling interest in the AIMCO         required in order to nominate persons for
Operating Partnership. Additionally, the          election to the AIMCO Board of Directors or
AIMCO Operating Partnership Agreement             to propose business to be considered by
contains restrictions on the ability of           stockholders at a stockholder's meeting; and
limited partners to transfer their OP Units.      (4) provisions designed to avoid
See "Description of OP Units -- Transfers         concentration of stock ownership in a manner
and Withdrawals."                                 that would jeopardize AIMCO's status as a
                                                  REIT under the Internal Revenue Code. See
                                                  "Description of Common Stock -- Restrictions
                                                  on Transfer" and "Risk Factors --Ownership
                                                  Limit."
                                                  The MGCL contains provisions concerning
                                                  certain "business combinations" and "control
                                                  share acquisitions" (each as defined in the
                                                  MGCL) that could have the effect of
                                                  discouraging offers to acquire AIMCO and of
                                                  increasing the difficulty of consummating
                                                  any such offer. See "Description of Common
                                                  Stock -- Business Combinations" and
                                                  "Description of Common Stock -- Control
                                                  Share Acquisitions."

        Amendment of the Partnership Agreement or the Charter and Bylaws


With the exception of certain circumstances       AIMCO may amend, alter or repeal any
set forth in the AIMCO Operating Partnership      provision contained in its Charter upon (i)
Agreement, whereby the AIMCO GP may, without      adoption by the AIMCO Board of Directors of
the consent of the limited partners, amend        a resolution recommending such amendment,
the AIMCO Operating Partnership Agreement,        alteration, or repeal, (ii) presentation by
amendments to the AIMCO Operating                 the AIMCO Board of Directors to the
Partnership Agreement require the consent of      stockholders of a resolution at an annual or
the limited partners holding a majority of        special meeting of the stockholders and
the outstanding Common OP Units, excluding        (iii) approval of such resolution by the
the Special Limited Partner and certain           affirmative vote of the holders of a
other lim-                                        majority (or, in certain cases,

     AIMCO OPERATING PARTNERSHIP                           AIMCO

ited exclusions (a "Majority in Interest").       two-thirds) of the aggregate number of votes
Amendments to the AIMCO Operating                 entitled to be cast generally in the
Partnership Agreement may be proposed by the      election of directors.
AIMCO GP or by holders of a Majority in
Interest. Following such proposal, the AIMCO      Under the MGCL, unless otherwise provided in
GP will submit any proposed amendment to the      a corporation's charter, a proposed charter
limited partners. The AIMCO GP will seek the      amendment requires an affirmative vote of
written consent of the limited partners on        two-thirds of the outstanding stock entitled
the proposed amendment or will call a             to be cast on the matter. However, the
meeting to vote thereon. See "Description of      Charter provides that it may be amended upon
OP Units -- Amendment of the AIMCO Operating      the affirmative vote of a majority (or, as
Partnership Agreement."                           applicable, two-thirds) of the stock
                                                  entitled to be cast generally in the
                                                  election of directors ("voting stock").
                                                  Under the MGCL, the power to adopt, alter,
                                                  and repeal the bylaws is vested in the
                                                  stockholders, except to the extent that the
                                                  charter or bylaws vest it in the board of
                                                  directors. The Bylaws provide that they may
                                                  be amended by vote of a majority of the
                                                  AIMCO Board of Directors. An amendment to
                                                  any provision of the Bylaws relating to
                                                  their repeal or the removal of directors may
                                                  be effected only by the vote of two-thirds
                                                  of the voting stock.

                             Compensation and Fees


The AIMCO GP does not receive compensation        The employees, officers and directors of
for its services as general partner of the        AIMCO receive compensation for their
AIMCO Operating Partnership. However, the         services.
AIMCO GP is entitled to payments,
allocations and distributions in its
capacity as general partner of the AIMCO
Operating Partnership. In addition, the
AIMCO Operating Partnership is responsible
for all expenses incurred relating to the
AIMCO Operating Partnership's ownership of
its assets and the operation of the AIMCO
Operating Partnership and reimburses the
AIMCO GP for such expenses paid by the AIMCO
GP. The employees of the AIMCO Operating
Partnership receive compensation for their
services.

                             Liability of Investors


Except for fraud, willful misconduct or           The MGCL provides that no stockholder of a
gross negligence, no limited partner has          corporation will be personally liable for
personal liability for the AIMCO Operating        any obligations of such corporation.
Partnership's debts and obligations, and          Generally the liability of stockholders for
liability of the limited partners for the         AIMCO's debts and obligations is limited to
AIMCO Operating Partnership's debts and           the amount of their investment in AIMCO.
obligations is generally limited to the
amount of their investment in the AIMCO
Operating Partnership. However, the
limitations on the liability of limited
partners for the obligations of a limited
partnership have not been clearly
established in some states. If it were
determined that the AIMCO Operating Part-
nership had been conducting business in any
state

     AIMCO OPERATING PARTNERSHIP                           AIMCO

without compliance with the applicable
limited partnership statute, or that the right or the exercise of the right by the limited partners holding OP Units as a group to make certain amendments to the AIMCO
Operating Partnership Agreement or to take other action pursuant to the AIMCO Operating
Partnership Agreement constituted
participation in the "control" of the AIMCO
Operating Partnership's business, then a limited partner could be held liable under certain circumstances for the AIMCO Oper-ating Partnership's obligations to the same extent as the general partner.

                                Fiduciary Duties


Unless otherwise provided for in the              Under Maryland law, the members of the AIMCO
relevant partnership agreement, Delaware law      Board of Directors must perform their duties
generally requires a general partner of a         in good faith, in a manner that they
Delaware limited partnership to adhere to         reasonably believe to be in the best
fiduciary duty standards under which it owes      interests of AIMCO and with the care of an
its limited partners the highest duties of        ordinarily prudent person in a like
good faith, fairness and loyalty and which        position. Members of the AIMCO Board of
generally prohibit such general partner from      Directors who act in such a manner will
taking any action or engaging in any              generally not be liable to AIMCO for
transaction as to which it has a conflict of      monetary damages arising from their
interest. The AIMCO Operating Partnership         activities as members of the AIMCO Board of
Agreement expressly authorizes the AIMCO GP       Directors.
to enter into, on behalf of the AIMCO
Operating Partnership, a right of first
opportunity arrangement and other conflict
avoidance agreements with various affiliates
of the AIMCO Operating Partnership and the
AIMCO GP, on such terms as the AIMCO GP, in
its sole and absolute discretion, believes
are advisable. The AIMCO Operating
Partnership Agreement expressly limits the
liability of the AIMCO GP by providing that
the AIMCO GP, and its officers and directors
will not be liable or accountable in damages
to the AIMCO Operating Partnership, the
limited partners or assignees for errors in
judgment or mistakes of fact or law or of
any act or omission if the AIMCO GP or such
director or officer acted in good faith. See
"Risk Factors -- Risks Associated With an
Investment in OP Units -- Conflicts of
Interest and Fiduciary Responsibility" and
"Description of OP Units -- Fiduciary
Responsibilities."

                            Federal Income Taxation


The AIMCO Operating Partnership is not            AIMCO has elected to be taxed as a REIT
subject to federal income taxes. Instead,         beginning with its fiscal year ended
each OP Unitholder includes in income its         December 31, 1994. So long as it qualifies
allocable share of the AIMCO Operating            as a REIT, AIMCO will be permitted to deduct
Partnership's taxable income or loss when it      distributions paid to its stockholders,
determines its individual federal income tax      which effectively will reduce the "double
liability.                                        taxation" that typically results when a
                                                  corporation

     AIMCO OPERATING PARTNERSHIP                           AIMCO

                                                  earns income and distributes that income to
                                                  its stockholders in the form of dividends. A
                                                  qualified REIT, however, is subject to
                                                  federal income tax on income that is not
                                                  distributed and also may be subject to
                                                  federal income and excise taxes in certain
                                                  circumstances. The maximum federal income
                                                  tax rate for corporations under current law
                                                  is 35%, but in certain circumstances a REIT
                                                  is subject to a 100% tax on certain kinds of
                                                  income.

Income and loss from the AIMCO Operating          Dividends paid by AIMCO will be treated as
Partnership may be subject to the passive         "portfolio" income and cannot be offset with
activity limitations. If an investment in an      losses from "passive activities."
OP Unit is treated as a passive activity,
income and loss from the AIMCO Operating
Partnership generally can be offset against
income and loss from other investments that
constitute "passive activities" (unless the
AIMCO Operating Partnership is considered a
"publicity traded partnership", in which
case income and loss from the AIMCO
Operating Partnership can only be offset
against other income and loss from the AIMCO
Operating Partnership). Income of the AIMCO
Operating Partnership, however, attributable
to dividends from the management companies
or interest paid by the management companies
does not qualify as passive activity income
and cannot be offset against losses from
"passive activities."

Cash distributions by the AIMCO Operating         Distributions by AIMCO to its taxable
Partnership are not taxable to an OP              domestic stockholders out of current or
Unitholder except to the extent they exceed       accumulated earnings and profits will be
such Partner's basis in its interest in the       taxed as ordinary income. Distributions that
AIMCO Operating Partnership (which will           are designated as capital gain dividends
include such OP Unitholder's allocable share      generally will be taxed as long-term capital
of the AIMCO Operating Partnership's nonre-       gain, subject to certain limitations. A
course debt).                                     distribution in excess of current or
                                                  accumulated earnings and profits will be
                                                  treated as a non-taxable return of basis to
                                                  the extent of a stockholder's adjusted basis
                                                  in its shares of stock of AIMCO with respect
                                                  to which such distribution is received, with
                                                  the excess, if any, taxed as capital gain.

Each year, OP Unitholders receive a Schedule      Each year, stockholders of AIMCO receive a
K-1 tax form containing tax information for       Form 1099 used by REITs to report dividends
inclusion in preparing their federal income       paid to their stockholders.
tax returns.

OP Unitholders are required, in some cases,       Stockholders who are individuals generally
to file state income tax returns and/or pay       will not be required to file state income
state income taxes in the states in which         tax returns and/or pay state income taxes
the AIMCO Operating Partnership owns              outside of their states of residence solely
property or transacts business, even if they      as a result of the fact that AIMCO owns
are not residents of those states. The AIMCO      property or transacts business in various
Operating Partnership may be required to pay      jurisdictions. AIMCO may be required to pay
state income taxes in certain states.             state income taxes in various states.

             COMPARISON OF COMMON OP UNITS AND CLASS A COMMON STOCK

            COMMON OP UNITS                                 CLASS A COMMON STOCK

                              Nature of Investment


The Common OP Units constitute equity             The Class A Common Stock constitute equity
interests entitling each OP Unitholder to         interests in AIMCO. Dividends are paid, when
his or her pro rata share of cash                 and as declared by the AIMCO Board of
distributions made from Available Cash (as        Directors. In order to qualify as a REIT,
such term is defined in the AIMCO Operating       AIMCO is required to distribute dividends
Partnership Agreement) to the partners of         (other than capital gain dividends) to its
the AIMCO Operating Partnership.                  stockholders in an amount at least equal to
                                                  (A) the sum of (i) 95% of AIMCO's "REIT
                                                  taxable income" (computed without regard to
                                                  the dividends paid deduction and AIMCO's net
                                                  capital gain) and (ii) 95% of the net income
                                                  (after tax), if any, from foreclosure
                                                  property, minus (B) the sum of certain items
                                                  of noncash income.

                                 Voting Rights


Under the AIMCO Operating Partnership Agree-      Each outstanding share of Class A Common
ment, the limited partners have voting            Stock entitles the holder thereof to one
rights only with respect to certain limited       vote on all matters submitted to
matters such as certain amendments and            stockholders for vote, including the
termination of the AIMCO Operating                election of directors. See "Description of
Partnership Agreement and certain trans-          Common Stock -- Class A Common Stock."
actions such as the institution of                Holders of Class A Common Stock have the
bankruptcy proceedings, an assignment for         right to vote on, among other things, a
the benefit of creditors and certain              merger of AIMCO, amendments to the Charter
transfers by the AIMCO GP of its interest in      and the dissolution of AIMCO. Certain
the AIMCO Operating Partnership or the            amendments to the Charter require the
admission of a successor general partner.         affirmative vote of not less than two-thirds
                                                  of votes entitled to be cast on the matter.
                                                  The Charter permits the AIMCO Board of
                                                  Directors to classify and issue capital
                                                  stock in one or more series having voting
                                                  power which may differ from that of the
                                                  Class A Common Stock.

                                                  Under Maryland law, a consolidation, merger,
                                                  share exchange or transfer of all or
                                                  substantially all of the assets of AIMCO
                                                  requires the affirmative vote of not less
                                                  than two-thirds of all of the votes entitled
                                                  to be cast on the matter. With respect to
                                                  each of these transactions, only the holders
                                                  of Class A Common Stock are entitled to vote
                                                  on the matters. No approval of the
                                                  stockholders is required for the sale of
                                                  less than all or substantially all of
                                                  AIMCO's assets.

                                                  Maryland law provides that the AIMCO Board
                                                  of Directors must obtain the affirmative
                                                  vote of at least two-thirds of the votes
                                                  entitled to be cast on the matter in order
                                                  to dissolve AIMCO. Only the holders of Class
                                                  A Common Stock are entitled to vote on
                                                  AIMCO's dissolution.

           COMMON OP UNITS                         CLASS A COMMON STOCK

                                 Distributions


Subject to the rights of holders of any           Holders of the Class A Common Stock are
outstanding Preferred OP Units, the AIMCO         entitled to received dividends, when and as
Operating Partnership Agreement requires the      declared by the AIMCO Board of Directors,
AIMCO GP to cause the AIMCO Operating             out of funds legally available therefor. See
Partnership to distribute quarterly all, or       "Per Share and Per Unit Data."
such portion as the AIMCO GP may in its sole
and absolute discretion determine, of             Holders of Class B Common Stock do not have
Available Cash generated by the AIMCO             dividend rights. A certain number of shares
Operating Partnership during such quarter to      of Class B Common Stock are eligible for
the AIMCO GP, the Special Limited Partner         conversion into an equal number of shares of
and the holders of Common OP Units on the         Class A Common Stock. Once Class B Common
record date established by the AIMCO GP with      Stock has been converted into Class A Common
respect to such quarter, in accordance with       Stock, holders of such shares of converted
their respective interests in the AIMCO           Class A Common Stock will have dividend
Operating Partnership on such record date.        rights of Class A Common Stock generally.
Holders of any other Preferred OP Units           See "Description of Common Stock -- Class B
issued in the future may have priority over       Common Stock."
the AIMCO GP, the Special Limited Partner
and holders of Common OP Units with respect       AIMCO, in order to qualify as a REIT, is
to distributions of Available Cash,               required to distribute dividends (other than
distributions upon liquidation or other           capital gain dividends) to its stockholders
distributions. See "Per Share and Per Unit        in an amount at least equal to (A) the sum
Data."                                            of (i) 95% of AIMCO's "REIT taxable income"
The AIMCO GP in its sole and absolute             (computed without regard to the dividends
discretion may distribute to the OP               paid deduction and AIMCO's net capital gain)
Unitholders Available Cash on a more              and (ii) 95% of the net income (after tax),
frequent basis and provide for an                 if any, from foreclosure property, minus (B)
appropriate record date. The AIMCO Operating      the sum of certain items of noncash income.
Partnership Agreement requires the AIMCO GP       See "Federal Income Taxation of AIMCO and
to take such reasonable efforts, as               AIMCO Stockholders -- General."
determined by it in its sole and absolute
discretion and consistent with AIMCO's
qualification as a REIT, to cause the AIMCO
Operating Partnership to distribute suffi-
cient amounts to enable the AIMCO GP to
transfer funds to AIMCO and enable AIMCO to
pay stockholder dividends that will (i)
satisfy the requirements for qualifying as a
REIT under the Code, and the Treasury
Regulations and (ii) avoid any federal
income or excise tax liability of AIMCO. See
"Description of OP Units -- Distributions."

                    Liquidity and Transferability/Redemption


There is no public market for the OP Units        The Class A Common Stock is transferable
and the OP Units are not listed on any            subject to the Ownership Limit set forth in
securities exchange.                              the Charter. The Class A Common Stock is
                                                  listed on the NYSE.

Pursuant to the AIMCO Operating Partnership
Agreement, until the expiration of one year from the date on which an OP Unitholder acquired OP Units, subject to certain exceptions, such OP Unitholder may not transfer all or any portion of its OP Units to any transferee without the consent of the AIMCO GP, which consent may be withheld in its sole and absolute discretion. After the expiration of

           COMMON OP UNITS                         CLASS A COMMON STOCK

one year, such OP Unitholder has the right to transfer all or any portion of its OP
Units to any person, subject to the
satisfaction of certain conditions specified in the AIMCO Operating Partnership
Agreement, including the AIMCO GP's right of first refusal. See "Description of OP
Units -- Transfers and Withdrawals."

After the first anniversary of becoming a holder of Common OP Units, an OP Unitholder has the right, subject to the terms and conditions of the AIMCO Operating
Partnership Agreement, to require the AIMCO
Operating Partnership to redeem all or a portion of the Common OP Units held by such party in exchange for shares of Class A
Common Stock or a cash amount equal to the value of such shares, as the AIMCO Operating
Partnership may elect. See "Description of OP Units -- Redemption Rights." Upon receipt of a notice of redemption, the AIMCO
Operating Partnership may, in its sole and absolute discretion but subject to the restrictions on the ownership of Class A
Common Stock imposed under the AIMCO Charter and the transfer restrictions and other limitations thereof, elect to cause AIMCO to acquire some or all of the tendered Common
OP Units in exchange for Class A Common
Stock, based on an exchange ratio of one share of Class A Common Stock for each Common OP Unit, subject to adjustment as provided in the AIMCO Operating Partnership
Agreement.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE AIMCO OPERATING PARTNERSHIP

OVERVIEW

     For purposes of this "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership," the AIMCO Operating Partnership, together with its subsidiaries, other controlled entities and entities in which it has a controlling financial interest, is referred to as the "Company". The following discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the audited financial statements of the AIMCO Operating Partnership included in this Prospectus. See "AIMCO Properties, L.P. -- Index to Financial Statements."

RESULTS OF OPERATIONS

  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997

     Net Income

     The Company recognized net income of $51.8 million for the nine months ended September 30, 1998, compared to $16.8 million for the nine months ended September 30, 1997. The increase in net income of $35.0 million, or 208%, was primarily the result of a significant increase in the number of owned properties and a significant increase in investments in unconsolidated subsidiaries and real estate partnerships during 1997 (the "1997 Acquisitions"), and the acquisition of Ambassador and the purchase of nineteen properties during the first nine months of 1998 (the "1998 Acquisitions"). The increase in net income was partially offset by the sale of five properties in 1997 (the "1997 Sold Properties") and two properties in 1998 (the "1998 Sold Properties"), increased real estate depreciation, increased goodwill amortization and increased interest expense associated with indebtedness which was assumed or incurred in connection with the acquisitions described above. These factors are discussed in more detail in the following paragraphs.

     Rental Property Operations

     Rental and other property revenues from the Owned Properties totaled $265.7 million for the nine months ended September 30, 1998, compared to $127.1 million for the nine months ended September 30, 1997, an increase of $138.6 million, or 109%. Rental and other property revenues consisted of the following (dollars in thousands):

                                                     NINE MONTHS ENDED   NINE MONTHS ENDED
                                                      SEPT. 30, 1998      SEPT. 30, 1997
                                                     -----------------   -----------------
"Same store" properties............................      $105,076            $100,670
1997 Acquisitions..................................       101,034              15,299
1998 Acquisitions..................................        53,314                  --
1997 Sold Properties...............................            --               2,491
1998 Sold Properties...............................           952               2,497
Properties in lease-up after the completion of an
  expansion or renovation..........................         5,324               6,126
                                                         --------            --------
          Total....................................      $265,700            $127,083
                                                         ========            ========

     Property operating expenses, consisting of on-site payroll costs, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $101.6 million for the nine months ended September 30, 1998, compared to

$50.7 million for the nine months ended September 30, 1997, an increase of $50.9 million or 100%. Operating expenses consisted of the following (dollars in thousands):

                                                     NINE MONTHS ENDED   NINE MONTHS ENDED
                                                      SEPT. 30, 1998      SEPT. 30, 1997
                                                     -----------------   -----------------
"Same store" properties............................      $ 43,359             $44,887
1997 Acquisitions..................................        39,420               1,486
1998 Acquisitions..................................        16,381                  --
1997 Sold Properties...............................            --               1,154
1998 Sold Properties...............................           500               1,101
Properties in lease-up after the completion of an
  expansion or renovation..........................         1,940               2,109
                                                         --------             -------
          Total....................................      $101,600             $50,737
                                                         ========             =======

     Owned property management expenses, representing the costs of managing the Owned Properties, totaled $7.7 million for the nine months ended September 30, 1998, compared to $4.3 million for the nine months ended September 30, 1997, an increase of $3.4 million, or 79%. The increase resulted from the acquisition of properties in 1997 and 1998.

     Service Company Business

     The Company's share of income from the service company business was $5.7 million for the nine months ended September 30, 1998, compared to $3.5 million for the nine months ended September 30, 1997. The increase in service company business income of $2.2 million was due to increased management and other fees from the acquisition of partnership interests and properties, and the acquisition of a captive insurance subsidiary in connection with the acquisition of the NHP Real Estate Companies in June 1997.

     General and Administrative Expenses

     General and administrative expenses increased from $1.4 million for the nine months ended September 30, 1997 to $7.4 million for the nine months ended September 30, 1998, a 429% increase. The increase is primarily due to additional corporate costs and additional employee salaries associated with the purchase of NHP Real Estate Companies in June 1997 and the merger with Ambassador in May 1998. In addition, due to the growth of the Company, several new departments have been added including legal, tax and tender coordination, as well as increased levels of personnel in the accounting and finance departments.

     Interest Expense

     Interest expense, which includes the amortization of deferred financing costs, totaled $56.8 million for the nine months ended September 30, 1998, compared to $33.4 million for the nine months ended September 30, 1997, an increase of $23.4 million, or 70%. The increase consists of the following (dollars in thousands):

Interest expense on secured short-term and long-term
  indebtedness incurred in connection with the 1997
  Acquisitions..............................................  $15,951
Interest expense on secured and unsecured short-term and
  long-term indebtedness incurred in connection with the
  1998 Acquisitions.........................................    7,073
Increase in interest expense on the Company's other
  Indebtedness..............................................      373
                                                              -------
          Total increase....................................  $23,397
                                                              =======

     Interest Income

     Interest income totaled $18.2 million for the nine months ended September 30, 1998, compared to $4.5 million for the nine months ended September 30, 1997. The increase of $13.8 million is primarily due to interest earned on loans made by the Company to partnerships in which the Company acts as the general partner.

 Comparison of the Three Months Ended September 30, 1998 to the Three Months Ended September 30, 1997

     The Company recognized net income of $16.6 million for the three months ended September 30, 1998, compared to $7.0 million for the three months ended September 30, 1997. The increase in net income of $9.6 million, or 137%, was primarily the result of the 1997 Acquisitions and the 1998 Acquisitions. The increase in net income was partially offset by the 1997 Sold Properties and the 1998 Sold Properties, increased real estate depreciation, increased goodwill amortization and increased interest expense associated with indebtedness which was assumed or incurred in connection with the acquisitions described above. These factors are discussed in more detail in the following paragraphs.

     Rental Property Operations

     Rental and other property revenues from the Owned Properties totaled $104.4 million for the three months ended September 30, 1998, compared to $47.4 million for the three months ended September 30, 1997, an increase of $57.0 million, or 120%. Rental and other property revenues consisted of the following (dollars in thousands):

                                                  THREE MONTHS ENDED    THREE MONTHS ENDED
                                                    SEPT. 30, 1998        SEPT. 30, 1997
                                                  ------------------    ------------------
"Same store" properties.........................       $ 35,302              $33,998
1997 Acquisitions...............................         33,341                9,292
1998 Acquisitions...............................         33,773                   --
1997 Sold Properties............................             --                1,291
1998 Sold Properties............................            202                  839
Properties in lease-up after the completion of
  an expansion or renovation....................          1,818                1,944
                                                       --------              -------
          Total.................................       $104,436              $47,364
                                                       ========              =======

     Property operating expenses, consisting of on-site payroll costs, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $42.0 million for the three months ended September 30, 1998, compared to $19.5 million for the three months ended September 30, 1997, an increase of $22.5 million or 115%. Operating expenses consisted of the following (dollars in thousands):

                                                  THREE MONTHS ENDED    THREE MONTHS ENDED
                                                    SEPT. 30, 1998        SEPT. 30, 1997
                                                  ------------------    ------------------
"Same store" properties.........................       $15,305               $15,824
1997 Acquisitions...............................        13,979                 2,043
1998 Acquisitions...............................        11,842                    --
1997 Sold Properties............................            --                   602
1998 Sold Properties............................           126                   401
Properties in lease-up after the completion of
  an expansion or renovation....................           705                   707
                                                       -------               -------
          Total.................................       $41,957               $19,577
                                                       =======               =======

     Owned property management expenses, representing the costs of managing the Owned Properties, totaled $3.0 million for the three months ended September 30, 1998, compared to $1.6 million for the three months ended September 30, 1997, an increase of $1.4 million, or 88%. The increase resulted from the acquisition of properties in 1997 and 1998.

     Service Company Business

     The Company's share of income from the service company business was $1.8 million for the three months ended September 30, 1998, compared to $1.0 million for the three months ended September 30, 1997. The increase in service company business income of $0.8 million was due to increased management and other expenses from the acquisition of partnership interests, and properties, and the acquisition of a captive insurance subsidiary in connection with the acquisition of the NHP Real Estate Companies in June 1997.

     General and Administrative Expenses

     General and administrative expenses increased from $0.6 million for the three months ended September 30, 1997 to $3.3 million for the three months ended September 30, 1998, a 450% increase. The increase is primarily due to additional corporate costs and additional employee salaries associated with the purchase of NHP Real Estate Companies in June 1997 and the merger with Ambassador in May 1998. In addition, due to the growth of the Company, several new departments have been added including legal, tax and tender coordination, as well as increased levels of personnel in the accounting and finance departments.

     Interest Expense

     Interest expense, which includes the amortization of deferred financing costs, totaled $22.0 million for the three months ended September 30, 1998, compared to $12.8 million for the three months ended September 30, 1997, an increase of $9.2 million, or 72%. The increase consists of the following (dollars in thousands):

Interest expense on secured short-term and long-term
  indebtedness incurred in connection with the 1997
  Acquisitions..............................................   $5,352
Interest expense on secured and unsecured short-term and
  long-term indebtedness incurred in connection with the
  1998 Acquisitions.........................................    3,593
Increase in interest expense on the Company's other
  Indebtedness..............................................      278
                                                               ------
          Total increase....................................   $9,223
                                                               ======

     Interest Income

     Interest income totaled $6.9 million for the three months ended September 30, 1998, compared to $3.1 million for the three months ended September 30, 1997. The increase of $3.8 million is primarily due to interest earned on loans made by the Company to partnerships in which the Company acts as the general partner.

LIQUIDITY AND CAPITAL RESOURCES

     The Company expects to meet its short-term liquidity requirements, including property acquisitions, tender offers, refinancing of short-term debt, funds needed to purchase shares of Insignia under the Call Agreements, the merger with IPT and funds needed for the Special Dividend, with long-term, fixed rate, fully amortizing debt, secured or unsecured short-term indebtedness (including indebtedness under the BOA Credit Facility, the WMF Credit Facility and the Interim Term Loan Agreement), the issuance of debt securities, OP Units or equity securities in public offerings or private placements, and cash generated from operations. In April 1997, AIMCO filed a shelf registration statement with the SEC that registered $1.0 billion of securities for sale on a delayed or continuous basis. The shelf registration statement was declared effective in May 1997. As of September 30, 1998, the Company had issued common and preferred stock thereunder and received gross proceeds of approximately $731.8 million.

     At September 30, 1998, the Company had $43.7 million in cash and cash equivalents. In addition, the Company had $83.2 million of restricted cash primarily consisting of reserves and impounds held by lenders for capital expenditures, property taxes and insurance. The Company's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, acquisitions of or investments in properties, and distributions paid to the partners. The Company considers its cash provided by operating activities, and funds available under its credit facilities, to be adequate to meet short-term liquidity demands. The Company utilizes its revolving credit facilities for general corporate purposes and to fund investments on an interim basis.

     On October 1, 1998, the Company amended and restated its credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement now provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million (the "BOA Credit Facility"). The Company had outstanding borrowings under the BOA Credit Facility of $50.8 million as of September 30, 1998 (See Note 9).

     In February 1998, the AIMCO Operating Partnership, as borrower, and AIMCO and certain single asset wholly owned subsidiaries of the AIMCO Operating Partnership (the "Owners"), as guarantors, entered into a five-year, $50 million secured revolving credit facility agreement (the "WMF Credit Facility") with Washington Mortgage Financial Group, Ltd. ("Washington Mortgage"), which provides for the conversion of all or a portion of such revolving credit facility to a term facility. The Company had outstanding borrowings under the WMF Credit Facility of $50.0 million as of September 30, 1998.

     In October 1998, the AIMCO Operating Partnership and AIMCO entered into a $300 million Interim Term Loan Agreement with an affiliate of Lehman Brothers, Inc. The term loan matures in one year and bears interest at a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Base CD Rate in effect on such day plus 1% and (c) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. The Company is subject to certain customary restrictions, including compliance with financial and other covenants thereunder. The Company used the proceeds to refinance existing outstanding indebtedness of Insignia at the time of the merger.

     From time to time, the Company has offered to acquire and, in the future, may offer to acquire the interests held by third party investors in certain limited partnerships for which the Company acts as general partner. Any such acquisitions will require funds to pay the purchase price for such interests. Cash payments made in connection with such acquisitions totaled $27.0 million for the nine months ended September 30, 1998.

     In November 1998, the Company issued 1,000,000 shares of Class J Preferred Stock in a private placement for $100.0 million. AIMCO contributed the proceeds to the Partnership in exchange for 1,000,000 Class J Preferred Units. In addition, the Partnership purchased 250,000 shares of Class J Preferred Stock from AIMCO in exchange for a note payable of $25 million and issued an additional 250,000 Class J Preferred Units to AIMCO. The holders of Class J Preferred Stock shall be entitled to receive, when and as declared by the AIMCO board of directors, dividends equal to (i) 7% per annum of the per share Liquidation Preference for the period beginning on and including the Issue Date and lasting until November 15, 1998; (ii) 8% per annum of the per share Liquidation Preference for the period beginning on and including November 15, 1998 and lasting until November 15, 1999; (iii) 9% per annum of the per share Liquidation Preference for the period beginning on and including November 15, 1999 and lasting until November 15, 2000; (iv) 9.5% per annum of the per share Liquidation Preference thereafter. Such dividends shall be cumulative from the Issue Date, whether or not in any Dividend Period or Periods such dividend shall be declared or there shall be funds of the Company legally available for the payment of such dividends. AIMCO may convert any or all of the Class J Preferred Stock into Class A Common Stock at a conversion price of $40 (equivalent to a conversion rate of 2.5 shares of Class A Common Stock for each share of Class J Preferred Stock) (a) after November 6, 2002, if the market price of the Class A Common Stock in the five most recent Trading Days is equal to or greater than $40 or; (b) at any time on or prior to November 6, 2002, if the Internal Rate of Return exceeds 12.5%.

CAPITAL EXPENDITURES

     The Company expects to incur initial capital expenditures (spending to increase a property's revenue potential including renovations, developments and expansions) of approximately $71.4 million during the year ended December 31, 1998 on all Owned and Equity Properties. For the nine months ended September 30, 1998, the Company has spent $33.0 million for capital replacements and initial capital expenditures. The Company reserves $300 per apartment unit per annum for capital replacements, which totaled $10.9 million for the nine months ended September 30, 1998. Initial capital expenditures and capital enhancements will be funded with cash from operating activities and borrowings under the Company's revolving credit facilities.

FUNDS FROM OPERATIONS


     The Company measures its economic profitability based on Funds From Operations ("FFO"). The Company's management believes that FFO provides investors with an understanding of the Company's ability to incur and service debt and make capital expenditures. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO in a manner based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash, deferred portion of the income tax provision for unconsolidated subsidiaries and less the payment of distributions on Preferred Units. FFO should not be considered as an alternative to net income or net cash flows from operating activities, as calculated in accordance with GAAP, as an indication of the Company's performance or as a measure of liquidity. FFO is not necessarily indicative of cash available to fund future cash needs. In addition, there can be no assurance that the Company's basis for computing FFO is comparable with that of other real estate investment trusts.


     For the three and nine months ended September 30, 1998 and 1997, the Company's FFO was as follows (dollars in thousands):

                                     THREE MONTHS     THREE MONTHS     NINE MONTHS      NINE MONTHS
                                        ENDED            ENDED            ENDED            ENDED
                                    SEPT. 30, 1998   SEPT. 30, 1997   SEPT. 30, 1998   SEPT. 30, 1997
                                    --------------   --------------   --------------   --------------
OPERATING ACTIVITIES
Net income........................      $17,745          $ 7,963         $ 56,269         $19,427
Extraordinary item -- early
  extinguishment of Debt..........           --               --               --             269
(Gain) losses on disposition of
  properties......................         (257)             169           (2,783)            169
Real estate depreciation, net of
  minority Interest in other
  partnerships....................       24,477            7,802           56,900          21,052
Amortization of goodwill..........        2,350              237            7,077             711
Equity in earnings of other
  partnerships:
  Real estate depreciation........        8,248            2,084           17,379           2,781
Equity in earnings of
  unconsolidated Subsidiaries:
  Real estate depreciation........           --            1,426               --           2,689
  Deferred taxes..................        1,843            1,290            6,134           2,164
Amortization of recoverable amount
  of Management contracts and
  goodwill........................        1,113              280            4,201             430
Preferred Unit distributions......       (6,285)              --          (12,296)             --
Funds From Operations (FFO).......      $49,234          $21,251         $132,881         $49,692
                                        =======          =======         ========         =======
Weighted average number of OP
  Units, OP Unit Equivalents, and
  Preferred Units convertible to
  OP Units........................       55,986           29,679           53,007          24,347
                                        =======          =======         ========         =======

     For the nine months ended September 30, 1998 and 1997, net cash flows were as follows (dollars in thousands):

                                                                1998        1997
                                                              ---------   ---------
  Cash flow provided by operating activities................  $  50,825   $  53,435
  Cash flow used in investing activities....................   (185,453)   (314,814)
  Cash flow provided by financing activities................    141,221     293,984
                                                              =========   =========

CONTINGENCIES

  HUD Approvals and Enforcement

     A significant number of affordable units included in the AIMCO Properties are subject to regulation by the U.S. Department of Housing and Urban Development ("HUD"). Under its regulations, HUD reserves the right approve the owner and the manager of HUD-insured and HUD-assisted properties, as well as their "principals" (e.g., general partners, stockholders with a 10% or greater interest, officers and directors) in connection with the acquisition of a property or the award of a management contract. This approval process is commonly referred to as "2530 Clearance." HUD monitors the performance of properties with HUD-insured mortgage loans. HUD also monitors compliance with applicable regulations, and takes performance and compliance into account in approving the acquisition and management of additional HUD-assisted properties. In the event of instances of unsatisfactory performance or regulatory violations, the HUD office with jurisdiction over the applicable property has the authority to enter a "flag" into the computerized 2530 clearance system. If one or more flags have been entered, a decision whether to grant 2530 clearance is then subject to review by HUD's Multifamily Participation Review Committee in Washington, D.C. (the "2530 Committee"). As a result of certain mortgage defaults and unsatisfactory ratings received by NHP Incorporated (a company acquired by AIMCO in December 1997) ("NHP") in years prior, HUD believes that the 2530 Committee must review any application for 2530 clearance filed by the Company. As of September 30, 1998, one flag was in the 2530 system with respect to the Company in connection with a subpoena received by NHP in October 1997 from the Inspector General of HUD.

     The Inspector General's subpoena requested documents relating to any arrangement whereby NHP or any of its affiliates provides or has provided compensation to owners of HUD multifamily projects in exchange for or in connection with property management of a HUD project. The Company believes that other owners and managers of HUD projects have received similar subpoenas. Documents relating to certain of the Company's acquisitions of property management rights for HUD projects, may be responsive to the subpoena. The Company is in the process of complying with the subpoena and has provided certain documents to the Inspector General, without conceding that they are responsive to the subpoena. The Company believes that its operations are in compliance, in all material respects, with all laws, rules and regulations relating to HUD-assisted or HUD-insured properties. Effective February 13, 1998, counsel for the Company and the U.S. Attorney for the Northern District of California entered into a tolling agreement related to certain civil claims the government may have against the Company. Although no action has been initiated against the Company or, to the Company's knowledge, any owner of a HUD property managed by the Company, if any such action is taken in the future, it could ultimately affect existing arrangements with respect to HUD projects or otherwise have a material adverse effect on the Company's results of operations.

     HUD also has the authority to suspend or deny property owners and managers from participation in HUD programs with respect to additional assistance within a geographic region through imposition of a Limited Denial of Participation ("LDP") by any HUD office or nationwide for violations of HUD regulatory requirements. In June 1997, the St. Louis HUD field office issued an LDP to NHP as a result of a physical inspection and mortgage default at one property owned and managed by NHP-related companies. Although the LDP expired by its terms in June 1998, the Company entered into a settlement agreement with HUD which includes aggregate payments to HUD of approximately $533,000 and resolution of all issues involving four properties in the St. Louis metropolitan area. Because an LDP is prospective, existing HUD agreements were not, and are not, affected.

     The Company believes that the national office will continue to apply the clearance process to large management portfolios such as the Company's with discretion and flexibility. While there can be no assurance, the Company believes that the unsatisfactory reviews and the mortgage defaults will not have a material impact on its results of operations or financial condition. However, on September 29, 1998, the 2530 Committee deferred action on three of the Company's 2530 applications for up to 120 days pending receipt of further information regarding the HUD Inspector General's inquiry with AIMCO regarding past practices of NHP. If HUD were to disapprove the Company as property manager for one or more affordable properties, the Company's ability to obtain property management revenues from new affordable properties may be impaired.

  Possible Environmental Liabilities

     Under Federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connection with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible or there is a reasonable basis for allocation of responsibility. The failure to remediate the property properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. In connection with its ownership, operation or management of the AIMCO Properties, the Company could be potentially liable for environmental liabilities or costs associated with its properties or properties it may in the future acquire or manage.

     Certain Federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when those materials are in poor condition or in the event of building remodeling, renovation or demolition; impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws also impose liability for a release of ACMs and may enable third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership, operation or management of properties, the Company could be potentially liable for those costs. There are ACMs at certain of the Owned Properties, and there may be ACMs at certain of the other AIMCO Properties. The Company has developed and implemented operations and maintenance programs, as appropriate, that establish operating procedures with respect to the ACMs at most of the Owned Properties, and intends to develop and implement, as appropriate, such programs at AIMCO Properties that do not have such programs.

     Certain of the Company's Owned Properties, and some of the other AIMCO Properties, are located on or near properties that contain or have contained underground storage tanks or on which activities have occurred which could have released hazardous substances into the soil or groundwater. There can be no assurances that such hazardous substances have not been released or have not migrated, or in the future will not be released or will not migrate, onto the AIMCO Properties.

     All of the Owned Properties were subject to Phase I or similar environmental audits by independent environmental consultants prior to acquisition. The audits did not reveal, nor is the Company aware of, any environmental liability relating to such properties that would have a material adverse effect on the Company's business, assets or results of operations. However, such audits involve a number of judgments and it is possible that such audits did not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. In addition, the Managed Properties may not have been subject to Phase I or similar environmental audits by independent environmental consultants. While the Company is not aware of any environmental liability that it believes would have a material adverse effect on its business, financial condition or results of operations relating to the Managed Properties, for which audits are not available, there can be no assurance that material environmental liabilities of which the Company is unaware do not exist at such properties.

     In October 1997, NHP received a letter ("the EPA Letter") from the U.S. Department of Justice ("DOJ") which stated that the U.S. Environmental Protections Agency ("EPA") has requested that the DOJ file a lawsuit against NHP alleging, among other things, that NHP violated the Clean Air Act, the National Recycling and Emissions Reduction Programs and associated regulations in connection with the employment of certain unlicensed personnel, maintenance and disposal of certain refrigerants, and record-keeping practices at two properties. A settlement in principle between NHP and the EPA has been reached whereby NHP agreed to pay a fine of less than $100,000, permit the EPA to audit the maintenance records and technical staffing at 40 NHP properties and continue to provide training to all maintenance workers with respect to the disposal of refrigerants. A formal settlement agreement is expected to be executed in December 1998. It is possible that the future EPA audits agreed to in the settlement could result in additional allegations by EPA of violations at the properties audited. However, based on the terms of the settlement in principle with the EPA, the Company anticipates that the fines, if any, resulting from any such violations will be nominal.

  Uncertainties Regarding Status of Federal Subsidies

     The Company owns and/or manages approximately 52,000 units that are subsidized under Section 8 of the United States Housing Act of 1937, as amended ("Section 8"). These subsidies are generally provided pursuant to project-based Housing Assistance Payment Contracts ("HAP Contracts") between HUD and the owners of the properties or, with respect to a limited number of units managed by the Company, pursuant to vouchers received by tenants. On October 27, 1997, the President of the United States signed into law the Multifamily Assisted Housing Reform and Affordability Act of 1997 (the "1997 Housing Act"). Under the 1997 Housing Act, the mortgage financing and HAP Contracts of certain properties assisted under Section 8, with rents above market levels and financed with HUD-insured mortgage loans, will be restructured by reducing subsidized rents to market levels, thereby reducing subsidy levels, and lowering required debt service payments as needed to ensure financial viability at the reduced rents and subsidy levels. The 1997 Housing Act retains project-based subsidies for most properties (properties in rental markets with limited supply, properties serving the elderly and certain other properties).

     The 1997 Housing Act phases out project-based subsidies on selected properties serving families not located in the rental markets with limited supply, converting each such subsidy to a tenant-based subsidy. Under a tenant based system, rent vouchers would be issued to qualified tenants who then could elect to reside at a property of their choice, provided the tenant has the financial ability to pay the difference between the selected property's monthly rent and the value of the voucher, which would be established based on HUD's regulated fair market rent for the relevant geographical areas. The 1997 Housing Act provides that properties will begin the restructuring process in Federal fiscal year 1999 (beginning October 1, 1998), and that HUD will issue final regulations implementing the 1997 Housing Act on or before October 27, 1998. Congress has elected to renew HAP Contracts expiring before October 1, 1998 for one-year terms, generally at existing rents, so long as the properties remain in compliance with the HAP Contracts. While the Company does not expect the provisions of the 1997 Housing Act to result in a significant number of tenants relocating from properties managed by the Company, there can be no assurance that the provisions will not significantly affect the Company's management portfolio. Furthermore, there can be no assurance that other changes in Federal housing subsidy will not occur. Any such changes could have an adverse effect on the Company's property management revenues.

HIGH PERFORMANCE UNITS

     In January 1998, the AIMCO Operating Partnership agreed to sell 15,000 Class I High Performance Partnership Units (the "High Performance Units") to a partnership owned by fourteen members of AIMCO's senior management, and to three of its independent directors for $2.1 million in cash. The High Performance Units have nominal value unless the total return of AIMCO's Class A Common Stock (defined as dividend income plus share price appreciation), over the three year period ending December 31, 2000, is at least 30% and exceeds the industry average, as determined by a peer group index, by at least 15% (the "Total Return"). At the conclusion of the three year period, if the Total Return of AIMCO's Class A Common Stock satisfies these criteria, the holders of the High Performance Units will receive distributions and allocations of income and loss from the AIMCO Operating Partnership in the same amounts and at the same times as would holders of a number of OP Units equal to the quotient obtained by dividing (i) the product of (a) 15% of the amount by which the Total Return of AIMCO's Class A Common Stock over the three year period exceeds the greater of 115% of a peer group index or 30% (such excess being the "Excess Return"), multiplied by (b) the weighted average market value of the AIMCO Operating Partnership's outstanding OP Units, by (ii) the market value of one share of Class A Common Stock at the end of the three year period. The three-year measurement period will be shortened in the event of a change of control of the Company. Unlike OP Units, the High Performance Units are not redeemable or convertible into Class A Common Stock unless a change of control of the Company occurs. Because there is substantial uncertainty that the High Performance Units will have more than nominal value due to the required Total Return over the three-year term, the AIMCO Operating Partnership has not recorded any value to the High Performance Units. If the measurement period had ended September 30, 1998, the Excess Return would have been $16.5 million and the value of the High Performance Units would have been $2.5 million, and such High Performance Units would have had no dilutive effect on net income per unit.

YEAR 2000 READINESS DISCLOSURE

 General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-It Systems

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Over the past twenty months, the Company has determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 Issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

     The Company's plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing, and implementation. To date, the Company has fully completed its assessment of all information systems that could be significantly affected by the Year 2000, and has begun the remediation, testing and implementation phases on both hardware and software systems. Assessments are continuing in regards to embedded systems. The status of each is detailed below.

     COMPUTER HARDWARE

     During 1997, the Company identified all of the computer systems at risk and formulated a plan to repair or replace each of the affected systems. The Company has replaced its mainframe system, including the creation of new applications, at a total cost of approximately $1.1 million. In August 1998, the Year-2000 compliant system became fully functional. In addition to the mainframe, PC-based network servers and routers and desktop PCs were analyzed for compliance. The Company has begun to replace each of the non-compliant network connections and desktop PCs and, as of September 30, 1998, is approximately 85% complete with this effort. The total cost to replace the PC-based network servers and routers and desktop PCs is expected to be approximately $1.2 million, of which $886,000 has been incurred to date. The remaining network connections and desktop PCs are expected to be upgraded to Year-2000 compliant systems by March 31, 1999.

     COMPUTER SOFTWARE

     As for software, the Company utilizes a combination of off-the-shelf commercially available software programs as well as custom-written programs that are designed to fit specific needs. Both of these types of programs were studied and implementation plans written and executed with the intent of repairing or replacing any non-compliant software programs.

     In 1997, when the Company merged with NHP Incorporated, the core financial system used by NHP was Year-2000 compliant. During 1998, the Company integrated all of its core financial systems to this compliant system for general ledger and financial reporting purposes. In 1997, the Company determined that the software used for property management and rent collection was not Year-2000 compliant. During 1998, the Company has implemented a Year-2000 compliant system at each of its property sites, including owned and managed, at a cost of $700,000. Since then, the Company has acquired 75 properties and has also merged with Insignia. Insignia owned or managed 140 properties. As properties are acquired, the Company converts the existing property management and rent collection systems to the Company's Year-2000 compliant systems. The estimated additional costs to convert such systems at all recently acquired properties, including those acquired in the merger with Insignia, is $200,000, and the implementation and testing process is expected to be completed by March 31, 1999.

     The final software area is the office software and server operating systems. The Company has upgraded all non-compliant office software systems on each PC and has upgraded 93% of the server operating systems. The remaining server operating systems are planned to be upgraded to be Year-2000 compliant by December 1998.

     OPERATING EQUIPMENT

     The Company has operating equipment, primarily at the property sites, which needed to be evaluated for Year-2000 compliance. In September 1997, the Company began taking a census and inventorying embedded systems issues. At that time, management chose to focus its attention mainly upon security systems, elevators, heating-ventilation-air-conditioning systems (HVAC), telephone systems and switches, and sprinkler systems. While this area is the most difficult to fully research adequately, management has not yet found any major non-compliance issues that put the Company at risk financially or operationally. We intend to have a third-party conduct an audit of these systems and report their findings by December 1998.

     Any of the above operating equipment that has been found to be non-compliant to date has been replaced or repaired. To date, these have consisted only of security systems and phone systems. As of September 30, 1998, we have evaluated approximately 86% of the operating equipment for Year-2000 compliance. The total cost incurred as of September 30, 1998 to replace or repair the operating equipment was approximately $70,000. We estimate the cost to replace or repair any remaining operating equipment is approximately $325,000, and we expect to be completed by April 30th, 1999. We continue to have "awareness campaigns" throughout the organization designed to raise awareness and report any possible compliance issues regarding operating equipment within our enterprise.

  Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000

     The Company is currently actively conducting surveys of its banking and vendor relationships to assess risks regarding their Year-2000 readiness. The Company has banking relationships with three major financial institutions, all of which have indicated their compliance efforts will be complete before May 1999. The Company has updated data transmission standards with two of the three financial institutions. The Company's contingency plan in this regard is to move accounts from any institution that cannot be certified 2000 compliant by June 1, 1999.

     The Company does not rely heavily on any single vendor for goods and services and does not have significant suppliers and subcontractors who share information systems with the Company (external agents). To date, the Company is not aware of any external agent with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that external agents will be Year 2000 ready. Management does not believe that the inability of external agents to complete their Year 2000 resolution process in a timely manner will have a material impact on the financial position or results of operations of the Company. However, the effect of non-compliance by external agents is not readily determinable.

  Costs to Address Year 2000


     The total cost of the Year 2000 project is estimated at $3.4 million and is being funded through operating cash flows. To date, the Company has incurred approximately $2.7 million ($0.5 million expensed and $2.2 million capitalized for new systems and equipment), related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.4 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.3 million relates to repair of hardware and software and will be expensed as incurred.


  Risks Associated with the Year 2000

     Management believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. In the event that the Company does not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios include elevators, security and HVAC systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change is annoying to residents, it is not business critical. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The Company could be subject to litigation for computer systems failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

  Contingency Plans Associated with the Year 2000

     The Company has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and selecting new relationships for such activities as banking relationships and elevator operating systems.

  Inflation

     Substantially all of the leases at the Company's apartment properties are for a period of six months or less, allowing, at the time of renewal, for adjustments in the rental rate and the opportunity to re-lease the apartment unit at the prevailing market rate. The short-term nature of these leases generally serves to minimize the risk to the Company of the adverse effect of inflation and the Company does not believe that inflation has had a material adverse impact on its revenues.

  Litigation

     In connection with the Company's offers to purchase interests in limited partnerships that own properties, the Company and its affiliates are sometimes subject to legal actions, including allegations that such activities may involve breaches of fiduciary duties to the limited partners of such partnerships or violations of the relevant partnership agreements. The Company believes it complies with its fiduciary obligations and relevant partnership agreements, and does not expect such legal actions to have a material adverse effect on the consolidated financial condition or results of operations of the Company and its subsidiaries taken as a whole. The Company may incur costs in connection with the defense or settlement of such litigation, which could adversely affect the Company's desire or ability to complete certain transactions and thereby have a material adverse effect on the Company and its subsidiaries.

  Comparison of the year ended December 31, 1997 to the year ended December 31, 1996

     Net Income

     The Company recognized net income of $32.7 million and net income attributable to holders of OP Units of $30.4 million for the year ended December 31, 1997 compared to net income of $15.7 million, all attributable to holders of OP Units, for the year ended December 31, 1996. Net income attributable to holders of OP Units represents net income less a provision for accrued dividends on the AIMCO Operating Partnership's Class B Partnership Preferred Units and Class C Partnership Preferred Units, which were issued in August and December 1997, respectively. There were no Preferred Units outstanding during 1996. The increase in net income allocable to holders of OP Units of $14.7 million, or 93.6%, was primarily the result of the following:

     - the acquisition of 10,484 units in 42 apartment communities primarily during November and December 1996 (the "1996 Acquisitions");

     - the acquisition of 11,706 units in 44 apartment communities during 1997;

     - the acquisition of interests in the NHP Partnerships during the period June through December 1997;

     - the acquisition of NHP in December 1997; and

     - interest income on general partner loans to unconsolidated real estate partnerships.

     The effect of these acquisitions on net income was partially offset by the sale of four properties in August 1996 (the "1996 Dispositions") and five properties in October 1997. These factors are discussed in more detail in the following paragraphs.

     Rental Property Operations

     Rental and other property revenues from the Company's Owned Properties totaled $193.0 million for the year ended December 31, 1997, compared to $100.5 million for the year ended December 31, 1996, an increase of $92.5 million, or 92.0%. Rental and other property revenues consisted of the following (in thousands):

                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 1997   DECEMBER 31, 1996
                                                      -----------------   -----------------
"Same store" properties.............................      $ 78,724            $ 75,069
1996 Acquisitions...................................        68,505              14,970
1997 Acquisitions...................................        22,163                  --
Acquisition of interests in the NHP Partnerships....        15,592                  --
1996 Dispositions...................................            --               3,363
1997 Dispositions...................................         4,092               4,719
Properties in lease-up after the completion of an
  expansion or renovation...........................         3,930               2,395
                                                          --------            --------
          Total.....................................      $193,006            $100,516
                                                          ========            ========

     Average monthly rent per occupied unit for the same store properties increased to $571 at December 31, 1997 from $560 at December 31, 1996, an increase of 2.0%. Weighted average physical occupancy for the properties increased to 94.8% at December 31, 1997 from 94.5% at December 31, 1996, an increase of 0.3%.

     Property operating expenses consist of on-site payroll costs, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance. Property operating expenses totaled $76.2 million for the year ended December 31, 1997, compared to $38.4 million for the year ended December 31, 1996, an increase of $37.8 million, or 98.4%. Property operating expenses consisted of the following (in thousands):

                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 1997   DECEMBER 31, 1996
                                                      -----------------   -----------------
"Same store" properties.............................       $28,009             $28,234
1996 Acquisitions...................................        28,911               5,258
1997 Acquisitions...................................         8,402                  --
Acquisition of interests in the NHP Partnerships....         7,304                  --
1996 Dispositions...................................            --               1,793
1997 Dispositions...................................         1,972               2,300
Properties in lease-up after the completion of an
  expansion or renovation...........................         1,570                 815
                                                           -------             -------
          Total.....................................       $76,168             $38,400
                                                           =======             =======

     Owned Property management expenses, representing the costs of managing the Owned Properties, totaled $6.6 million for the year ended December 31, 1997, compared to $2.7 million for the year ended December 31, 1996, an increase of $3.9 million, or 144.4%. The increase resulted from the acquisition of properties in 1996 and 1997 and the acquisition of interests in the NHP Partnerships.

     Service Company Business

     The Company's share of income from the service company business was $2.0 million for the year ended December 31, 1997, compared to $1.7 million for the year ended December 31, 1996, an increase of $0.3 million or 17.6%. The increase is due to the acquisition by the Company of property management businesses in August and November 1996, the acquisition of partnership interests which provide for certain partnership and administrative fees, and a captive insurance subsidiary acquired in connection with the acquisition of the NHP Real Estate Companies in June 1997, which were offset by the expiration of the Company's commercial asset management contracts on March 31, 1997. The Company's share of income from service company businesses consisted of the following (in thousands):

                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 1997   DECEMBER 31, 1996
                                                      -----------------   -----------------
Properties managed for third parties and affiliates
  Management fees and other income..................       $ 9,353             $ 5,679
  Management and other expenses.....................        (9,045)             (4,405)
                                                           -------             -------
                                                               308               1,274
                                                           -------             -------
Commercial asset management
  Management and other income.......................           245               1,026
  Management and other expenses.....................          (275)               (339)
                                                           -------             -------
                                                               (30)                687
                                                           -------             -------
Reinsurance operations
  Revenues..........................................         4,228               1,267
  Expenses..........................................          (360)               (282)
                                                           -------             -------
                                                             3,868                 985
                                                           -------             -------
Brokerage and other
  Revenues..........................................           111                 395
  Expenses..........................................          (230)               (326)
                                                           -------             -------
                                                              (119)                 69
                                                           -------             -------
                                                           $ 4,027             $ 3,015
                                                           =======             =======

     Income from the management of properties for third parties and affiliates was $0.3 million for the year ended December 31, 1997, compared to $1.3 million for the year ended December 31, 1996, a decrease of $1.0 million, or 76.9%.

     Losses from commercial asset management were $30,000 for the year ended December 31, 1997 compared to income of $0.7 million for the year ended December 31, 1996. The decrease is primarily due to the expiration of certain commercial management contracts in March 1997.

     Income from the reinsurance operations for the year ended December 31, 1997 increased by $2.9 million from the year ended December 31, 1996, due to increased premiums collected from a larger work force, improved loss experience and the closure of claims for less than the amounts previously reserved, as well as the acquisition of the NHP Real Estate Companies, which included the acquisition of a captive insurance company.

     General and Administrative Expenses

     General and administrative expenses totaled $5.4 million for the year ended December 31, 1997 compared to $1.5 million for the year ended December 31, 1996, an increase of $3.9 million, or 260.0%. The increase in general and administrative expenses is primarily due to the payment of incentive compensation to members of senior management and other employees.

     Interest Expense

     Interest expense, which includes the amortization of deferred finance costs, totaled $51.4 million for the year ended December 31, 1997, compared to $24.8 million for the year ended December 31, 1996, an increase of $26.6 million or 107.3%. The increase consists of the following (in thousands):

Interest expense on secured short-term and long-term
  indebtedness incurred in connection with the 1996
  Acquisitions..............................................  $11,054
Interest expense on secured and unsecured short-term and
  long-term indebtedness incurred in connection with the
  1997 Acquisitions.........................................    7,082
Interest expense on secured and unsecured short-term and
  long-term indebtedness incurred in connection with the
  acquisition of interests in the NHP Partnerships..........    6,924
Increase in interest expense on the Credit Facility due to
  borrowings used in connection with the refinancing of
  short-term indebtedness and the acquisition of the NHP
  Real Estate Companies in June 1997, net of decreased
  interest expense on existing indebtedness due to principal
  amortization..............................................    1,523
                                                              -------
          Total increase....................................  $26,583
                                                              =======

     Interest income

     Interest income totaled $8.7 million for the year ended December 31, 1997, compared to $0.5 million for the year ended December 31, 1996. The increase is primarily due to interest earned on general partner loans to unconsolidated real estate partnerships acquired in 1997.

 Comparison of the year ended December 31, 1996 to the year ended December 31, 1995

     The Company recognized net income of $15.7 million for the year ended December 31, 1996, all of which was attributable to holders of OP Units. For the year ended December 31, 1995, the Company recognized net income of $15.0 million, of which $5.2 million was attributable to the holder of Preferred Units and $9.8 million was attributable to holders of OP Units. The increase in net income allocable to the holders of OP Units in 1996 of 60.2% was primarily the result of the 1996 acquisitions offset by the 1996 dispositions. The increase in net income is partially offset by increased interest expense associated with debt which was incurred in June 1995 and September 1995 upon the repurchase of 966,000 Preferred Units and 513,514 OP Units, increased interest expense attributable to indebtedness assumed or incurred in connection with the 1996 acquisitions, offset by decreased interest expense after the pay down of the Company's credit facility with proceeds from the 1996 dispositions. These factors are discussed in more detail in the following paragraphs.

     Rental Property Operations

     Rental and other property revenues from the Owned Properties totaled $100.5 million for the year ended December 31, 1996, compared to $74.9 million for the year ended December 31, 1995, an increase of $25.6 million, or 34.2%. Rental and other property revenues consisted of the following (in thousands):

                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 1996   DECEMBER 31, 1995
                                                      -----------------   -----------------
"Same store" properties.............................      $ 69,268             $67,058
1996 Acquisitions...................................        25,929                 517
1996 Dispositions...................................         3,363               5,272
Properties in lease-up after the completion of an
  expansion or renovation...........................         1,956               2,100
                                                          --------             -------
          Total.....................................      $100,516             $74,947
                                                          ========             =======

     Average monthly rent per occupied unit for these 42 properties at December 31, 1996 and 1995 was $546 and $531, respectively, an increase of 2.8%. Weighted average physical occupancy for the 42 properties increased from 94.2% at December 31, 1995 to 94.9% at December 31, 1996, a 0.7% increase.

     Property operating expenses totaled $38.4 million for the year ended December 31, 1996, compared to $30.2 million for the year ended December 31, 1995, an increase of $8.2 million, or 27.2%. Property operating expenses consisted of the following (in thousands):

                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 1996   DECEMBER 31, 1995
                                                      -----------------   -----------------
"Same store" properties.............................       $26,103             $25,615
1996 Acquisitions...................................         9,652                 218
1996 Dispositions...................................         1,793               3,146
Properties in lease-up after the completion of an
  expansion or renovation...........................           852               1,171
                                                           -------             -------
          Total.....................................       $38,400             $30,150
                                                           =======             =======

     Owned property management expenses totaled $2.7 million for the year ended December 31, 1996, compared to $2.3 million for the year ended December 31, 1995, an increase of $0.4 million or 17.4%. The increase is primarily due to the acquisition of properties in 1996.

     Service Company Business

     The Company's share of income from the service company business was $1.7 million for the year ended December 31, 1996 compared to $2.0 million for the year ended December 31, 1995. Management fees and other income totaled $8.4 million for the year ended December 31, 1996 compared to $8.1 million for the year ended December 31, 1995, reflecting an increase of $0.3 million, or 3.7%. Management and other expenses totaled $5.4 million for the year ended December 31, 1996 compared to $5.0 million for the year ended December 31, 1995, reflecting an increase of $0.4 million, or 8.0%. Major sources of revenue and expense before amortization of management company goodwill, corporate overhead allocations, depreciation and amortization and minority interest are described below (in thousands).

                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 1996   DECEMBER 31, 1995
                                                      -----------------   -----------------
Properties managed for third parties and affiliates
  Management fees and other income..................       $ 5,679             $ 4,878
  Management and other expenses.....................        (4,405)             (3,620)
                                                           -------             -------
                                                             1,274               1,258
                                                           -------             -------
Commercial asset management
  Management and other income.......................         1,026               1,564
  Management and other expenses.....................          (339)               (562)
                                                           -------             -------
                                                               687               1,002
                                                           -------             -------
Reinsurance operations
  Revenues..........................................         1,267               1,193
  Expenses..........................................          (282)               (432)
                                                           -------             -------
                                                               985                 761
                                                           -------             -------
Brokerage and other
  Revenues..........................................           395                 497
  Expenses..........................................          (326)               (339)
                                                           -------             -------
                                                                69                 158
                                                           -------             -------
                                                           $ 3,015             $ 3,179
                                                           =======             =======

     Income from the management of properties for third parties and affiliates was $1.3 million for the years ended December 31, 1996 and 1995. Management fee revenues increased from $4.9 million for the year ended December 31, 1995 to $5.7 million for the year ended December 31, 1996, an increase of $0.8 million or 16.4%, primarily as a result of the acquisition of properties in 1996. A comparable increase in management expenses was also experienced in 1996.

     Income from commercial asset management was $0.7 million for the year ended December 31, 1996 compared to $1.0 million for the year ended December 31, 1995, a decrease of $0.3 million or 30.0%. Commercial management revenues declined from $1.6 million in 1995 to $1.0 million in 1996, primarily due to the reduction in the number of properties managed. Commercial management expenses declined from $0.6 million to $0.3 million as a result of fewer managed properties. The asset management contracts expired on March 31, 1997.

     Income from the reinsurance operations for the year ended December 31, 1996 increased by $0.2 million, or 29.4%, from the year ended December 31, 1995, due to increased premiums collected from a larger work force, improved loss experience and the closure of claims for less than the amounts previously reserved.

     General and Administrative Expenses

     General and administrative expenses totaled $1.5 million for the year ended December 31, 1996 compared to $1.8 million for the year ended December 31, 1995, a decrease of $0.3 million or 16.7%. The amount presented for 1996 included $1.5 million for payroll, overhead and other costs associated with operating a public company and $0.6 million for payroll and other costs incurred in the development of new business offset by a corporate overhead allocation of $0.6 million to the service company business. The amount presented for 1995 included $1.6 million for payroll, overhead and other costs associated with operating a public company, and $0.8 million for payroll and other costs incurred in the development of new business offset by a corporate overhead allocation of $0.6 million to the service company business. The net decrease in general and administrative expenses for the year ended December 31, 1996 is attributable to fewer personnel and a decrease in state income taxes paid in 1996 as a result of the restructuring in early 1995.

     Interest Expense

     Interest expense totaled $24.8 million for the year ended December 31, 1996 compared to $13.3 million for the year ended December 31, 1995, an increase of $11.5 million or 86.5%. The increase consists primarily of $5.7 million of interest expense on secured long-term debt incurred in connection with refinancings completed in June 1995 and September 1995 to refinance certain secured notes payable, repurchase 966,000 Preferred Units and 513,514 OP Units, and $5.6 million of interest expense on long-term and short-term indebtedness incurred or assumed in connection with the 1996 acquisitions. Interest expense on secured tax-exempt bond financing increased by $1.0 million, or 13.5%, due to an increase in interest rate on the $48.1 million of tax-exempt bonds refinanced in June 1996 and the borrowing of $9.9 million in June 1996 (proceeds of which were used to pay down the Company's credit facility). During the year ended December 31, 1996, the Company capitalized interest of $0.8 million as a result of increased construction and renovation activities compared to $0.1 million which was capitalized during the year ended December 31, 1995. Interest expense, amortization of deferred financing costs and unused commitment fees on the Credit Facility were $1.6 million for the years ended December 31, 1996 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1998, the Company had $49.3 million in cash and cash equivalents. In addition, the Company had $75.1 million of restricted cash primarily consisting of reserves and impounds held by lenders for capital expenditures, property taxes and insurance. The Company's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, acquisitions of or investments in properties and distributions paid to limited partners in the AIMCO Operating Partnership. The Company considers its cash provided by operating activities, and funds available under its credit facilities, to be adequate to meet short-term liquidity demands. The Company utilizes its revolving credit facilities for general corporate purposes and to fund investments on an interim basis.

     On October 1, 1998, the Company amended and restated its credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement now provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million (the "BOA Credit Facility"). The AIMCO Operating Partnership is the borrower under the BOA Credit Facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the BOA Credit Facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the BOA Credit Facility. The margin ranges between 1.25% and 2.0% in the case of LIBOR-based loans and between negative 0.25% and positive 0.5% in the case of base rate loans, depending upon a ratio of the Company's consolidated unsecured indebtedness to the value of certain unencumbered assets. The BOA Credit Facility matures on October 1, 1999 unless extended, at the discretion of the lenders. The BOA Credit Facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the BOA Credit Facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants contained in the BOA Credit Facility require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than
0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the BOA Credit Facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From

Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.

     In October 1998, the AIMCO Operating Partnership and AIMCO entered into the $300 million Interim Term Loan Agreement. The term loan matures in one year. AIMCO used the proceeds to refinance existing outstanding indebtedness of Insignia at the time of the merger.

     In February 1998, the AIMCO Operating Partnership, as borrower, and AIMCO and the Owners, as guarantors, entered into the five year, $50 million secured WMF Credit Facility with Washington Mortgage, which provides for the conversion of all or a portion of such revolving credit facility to a term facility. The WMF Credit Facility provides that all the rights of Washington Mortgage are assigned to FNMA, but FNMA does not assume Washington Mortgage's obligations under the WMF Credit Facility. At the AIMCO Operating Partnership's request, the commitment amount under the WMF Credit Facility may be increased to an amount not to exceed $250 million, subject to the consent of Washington Mortgage and FNMA in their sole and absolute discretion. The AIMCO Operating Partnership and affiliates have pledged their ownership interests in the Owners as security for its obligations under the WMF Credit Facility. The guarantees of the Owners are secured by assets of the Owners, including four apartment properties and two mortgage notes. Advances to the AIMCO Operating Partnership under the WMF Credit Facility are funded with the proceeds of the sale to investors of mortgage-backed securities issued by FNMA, that are secured by the advance and an interest in the collateral. The interest rate on each advance is determined by investor bids for such mortgage-backed securities, plus a margin presently equal to 0.5%. The maturity date of each advance under the revolving portion of the WMF Credit Facility is a date between three and nine months from the closing date of the advance, as selected by the AIMCO Operating Partnership. Advances under the term facility mature at a date, selected by the AIMCO Operating Partnership, between ten and twenty years from the date of the advance. Subject to certain conditions, the AIMCO Operating Partnership has the right to add or substitute collateral. The WMF Credit Facility requires the Company to maintain a ratio of debt to gross asset value of no more than 55%, an interest coverage ratio of at least 225%, and a debt service coverage ratio of at least 14.5% for the trailing 12 month period and 135% for the trailing three month period, imposes minimum net worth requirements and also provides other financial covenants and interest coverage ratio requirements that are specifically related to the collateral. The AIMCO Operating Partnership had outstanding borrowings under the WMF Credit Facility of $50.0 million as of June 30, 1998.

     As a result of the Insignia merger, AIMCO assumed Insignia's obligations under its 6 1/2% convertible debentures. In connection therewith, the AIMCO Operating Partnership issued a convertible note to the Special Limited Partner with terms economically equivalent to those of the convertible debentures. The convertible note will mature on September 30, 2016 and bears interest at the rate of 6.5% per annum, with quarterly interest payments payable in arrears. Interest payments may be deferred from time to time, but not for more than 20 consecutive quarters. The convertible note is convertible into the AIMCO Operating Partnership's Class E Partnership Preferred Units at $57.21 per unit through September 30, 2016. The convertible note may be redeemed after November 1, 1999.

     In September 1997, the Company entered into an interest rate lock agreement with a major investment banking company, having a notional principal amount of $75.0 million, in anticipation of refinancing certain floating rate indebtedness. The interest rate lock agreement fixed the ten-year treasury rate at 6.32%. During 1998, the Company refinanced certain mortgage indebtedness relating to ten real estate partnerships and realized losses of approximately $3.9 million, which have been deferred and will be amortized over the life of the refinanced debt. These losses, when amortized, will result in effective interest rates of 7.7% over the life of the refinanced debt.

     On May 8, 1998, in connection with the consummation of the merger with Ambassador, the Company assumed six interest rate swap agreements, having termination dates between October 3, 2003, and March 3, 2004, with several major investment banking firms. The swap agreements modify the interest characteristics of a portion of the Company's outstanding debt. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as adjustment of interest expense related to the debt. The related interest amount payable to or receivable from counterparties is included in other liabilities or assets. The fair value of the swap agreements and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements.

     Pursuant to the terms of the swap and related credit support agreements, the Company is required to post collateral to the swap providers for an amount equal to their exposure, as defined, in each case to the extent that a specified threshold is exceeded. The collateral posted by the Company may be in the form of cash or governmental securities, as determined by the Company. At June 30, 1998, the Company had posted approximately $6.6 million in cash collateral under its swap agreements. The Company estimates that for every 0.25% decrease in the LIBOR interest rate yield, it will be required to post approximately $2 million of additional collateral with the swap providers. If interest rates rise, the Company estimates that for every 0.25% increase in the LIBOR interest rate yield curve, recovery of the posted collateral of a similar amount will be received up to the outstanding collateral balances.

     On June 2, 1998, the Company settled one of the swap agreements. It is the intent of the Company to terminate the remaining swap agreements in December, 1998. Based on the market value of the outstanding swap agreements at June 30, 1998, the Company had an unrealized loss of $1.9 million.

     From time to time, the Company has offered to acquire and, in the future, may offer to acquire the interests held by third party investors in certain limited partnerships for which the Company acts as general partner. Any such acquisitions will require funds to pay the purchase price for such interests. Cash payments made in connection with such acquisitions totaled $10.9 million for the six months ended June 30, 1998.

     The Company expects to meet its short-term liquidity requirements, including property acquisitions, tender offers, refinancings of short-term debt, the funds needed to purchase shares of Insignia under the Call Agreements, the IPT Shares and the funds needed for the Special Dividend, with long-term, fixed rate, fully amortizing debt, secured or unsecured short-term indebtedness (including indebtedness under the BOA Credit Facility, the WMF Credit Facility and the Interim Term Loan Agreement), the issuance of debt securities, Partnership OP Units or equity securities in public offerings or private placements, and cash generated from operations. In April 1997, AIMCO filed a shelf registration statement with the SEC that registered $1.0 billion of securities for sale on a delayed or continuous basis. The shelf registration statement was declared effective in May 1997. As of August 28, 1998, AIMCO had issued common and preferred stock thereunder and received net proceeds of approximately $726.8 million. The net proceeds from such offerings are contributed by AIMCO to the Partnership.

     As of June 30, 1998, 94% of the Company's Owned Properties and 43% of its total assets were encumbered by debt, and the Company had total outstanding indebtedness of $1,314.5 million, of which $1,196.0 was secured by Owned Properties and other assets. The Company's indebtedness is comprised of $751.3 million of secured, long-term financing, $50.0 million of secured, short-term financing, $394.7 million of secured, tax-exempt bonds and $118.5 million outstanding under the BOA Credit Facility, which is unsecured. As of June 30, 1998, approximately 14% of the Company's indebtedness bears interest at variable rates. General Motors Acceptance Corporation has made 93 loans (the "GMAC Loans"), with an aggregate outstanding principal balance of $420.1 million as of June 30, 1998, to property-owning partnerships controlled by the Company, each of which is secured by the property owned by such partnership. GMAC Loans with an aggregate outstanding principal balance of $163.8 million as of June 30, 1998, are cross-collateralized with certain other GMAC Loans, and certain loans held by FNMA, having an aggregate principal balance of $303.9 million as of June 30, 1998, are cross-collateralized and cross-defaulted with certain other FNMA loans to the Company. Other than certain GMAC Loans, FNMA loans and loans under the BOA Credit Facility, the Interim Term Loan Agreement and the WMF Credit Facility, none of the Company's debt is subject to cross-collateralization or cross-default provisions. At June 30, 1998 the weighted average interest rate on the Company's consolidated indebtedness was 7.9%, with a weighted average maturity of 13 years.

CAPITAL EXPENDITURES

     For the six months ended June 30, 1998, the Company spent $13.5 million for capital replacements (expenditures for routine maintenance of a property) and $8.0 million for initial capital expenditures (expenditures at a property that have been identified, at the time the property is acquired, as expenditures to be incurred within one year of the acquisition). In addition, the Company spent an aggregate of $5.3 million for capital enhancements (spending to increase a property's revenue potential including renovations, developments and expansions) and the renovation of four properties owned by the Company. These expenditures were funded by working capital reserves, borrowings under the Company's credit facilities and cash provided by operating activities. The Company reserves $300 per apartment unit per annum for capital replacements, which totaled $6.6 million for the six months ended June 30, 1998. The Company has $2.4 million of reserved but unspent amounts remaining from prior periods that can be used for future capital replacements. The Company expects to incur initial capital expenditures and capital enhancements of approximately $56 million during the balance of the year ended December 31, 1998. Initial capital expenditures and capital enhancements will be funded with cash from operating activities and borrowings under the Company's revolving credit facilities.

     For the year ended December 31, 1997, the Company spent $7.4 million for capital replacements, $9.1 million for initial capital expenditures, and $8.5 million for construction and capital enhancements (amenities that add a material new feature or revenue source at a property). These expenditures were funded by borrowings under the BOA Credit Facility, working capital reserves and net cash provided by operating activities.

     The Company's accounting treatment of various capital and maintenance costs is detailed in the following table:

                                                              ACCOUNTING     DEPRECIABLE
                        EXPENDITURE                           TREATMENT     LIFE IN YEARS
                        -----------                           ----------    -------------
Initial capital expenditures................................  capitalize     5 to 30
Capital enhancements........................................  capitalize     5 to 30
Capital replacements:
  Carpet/vinyl replacement..................................  capitalize        5
  Carpet cleaning...........................................   expense         N/A
  Major appliance replacement (refrigerators, stoves,
     dishwashers,
     washers/dryers)........................................  capitalize        5
  Cabinet replacement.......................................  capitalize        5
  Major new landscaping.....................................  capitalize        5
  Seasonal plantings and landscape replacements.............   expense         N/A
  Roof replacements.........................................  capitalize        30
  Roof repairs..............................................   expense         N/A
  Model furniture...........................................  capitalize        5
  Office equipment..........................................  capitalize        5
  Exterior painting, significant............................  capitalize        5
  Interior painting.........................................   expense         N/A
  Parking lot repairs.......................................   expense         N/A
  Parking lot repaving......................................  capitalize        30
  Equipment repairs.........................................   expense         N/A
  General policy for capitalization.........................  capitalize     various
                                                              amounts in
                                                              excess of
                                                                 $250

FUNDS FROM OPERATIONS


     The Company measures its economic profitability based on Funds From Operations ("FFO"). The Company's management believes that FFO provides investors with an understanding of the Company's ability to incur and service debt and make capital expenditures. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO in a manner based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash, deferred portion of the income tax provision for unconsolidated subsidiaries and the payment of dividends on Preferred Units. FFO should not be considered as an alternative to net income or net cash flows from operating activities, as calculated in accordance with GAAP, as an indication of the Company's performance or as a measure of liquidity. FFO is not necessarily indicative of cash available to fund future cash needs. In addition, there can be no assurance that the Company's basis for computing FFO is comparable with that of other real estate investment trusts.


     For the six months ended June 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, the Company's FFO was as follows (amounts in thousands):

                                       FOR THE SIX MONTHS
                                              ENDED
                                            JUNE 30,          FOR THE YEAR ENDED DECEMBER 31,
                                       -------------------   ---------------------------------
                                         1998       1997       1997        1996        1995
                                       --------   --------   ---------   ---------   ---------
Net income...........................  $38,524    $11,464     $32,697     $15,673     $14,988
Extraordinary item...................       --        269         269          --          --
Gain on disposition of properties....   (2,526)        --      (2,720)        (44)         --
Real estate depreciation, net of
  minority interests.................   32,423     13,250      33,751      19,056      15,038
Amortization of management company
  goodwill...........................    4,727        474         948         500         428
Equity in earnings of other
  partnerships:
  Real estate depreciation...........    9,131        697       6,280          --          --
Equity in earnings of unconsolidated
  subsidiaries:
  Real estate depreciation...........       --      1,263       3,584          --          --
  Deferred taxes.....................    4,291        874       4,894          --          --
  Amortization of management
     contracts.......................    3,088        472       1,587          --          --
  Less amortization of management
     contracts where the recorded
     values of certain contracts are
     not expected to be recovered
     through future cash flows.......       --       (322)         --          --          --
Preferred Unit distributions.........   (6,001)        --        (135)         --      (5,169)
                                       -------    -------     -------     -------     -------
Funds From Operations (FFO)..........  $83,657    $28,441     $81,155     $35,185     $25,285
                                       =======    =======     =======     =======     =======
Weighted average number of OP Units
  and OP Unit equivalents
  outstanding:
  OP Units...........................   48,812     21,455      27,732      14,978      11,453
  OP Unit equivalents................      203        135         381          16           8
  Preferred Units convertible to OP
     Units...........................    2,463         --       1,006          --          --
                                       -------    -------     -------     -------     -------
                                        51,478     21,590      29,119      14,994      11,461
                                       =======    =======     =======     =======     =======

CASH FLOW

     For the six months ended June 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, the Company's net cash flows were as follows (amounts in thousands):

                                 FOR THE SIX MONTHS ENDED
                                         JUNE 30,            FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------
                                    1998          1997         1997        1996       1995
                                 -----------   -----------   ---------   --------   --------
CASH FLOW INFORMATION:
  Cash flow provided by
     operating activities......   $  5,838      $ 25,035     $  73,032   $ 38,806   $ 25,911
  Cash flow used in investing
     activities................   (100,669)     (108,134)     (717,663)   (88,144)   (60,821)
  Cash flow provided by (used
     in) financing
     activities................    107,063        91,450       668,549     60,129     30,145

COMMITMENTS AND CONTINGENCIES

  HUD Enforcement and Limited Denials of Participation

     A significant number of units included in the AIMCO Properties are subject to regulation by HUD. Under its regulations, HUD has the authority to suspend or deny property owners and managers from participation in HUD programs with respect to additional assistance within a geographic region through imposition of an LDP by any HUD office or nationwide for violations of HUD regulatory requirements. In March 1997, HUD announced its intention to step up enforcement against property owners and managers who violate their agreements with HUD, and, in July 1997, HUD announced the creation of a new department-wide enforcement division. In June 1997, the St. Louis HUD field office issued an LDP to NHP as a result of a physical inspection and mortgage default at one property owned and managed by NHP-related companies. The LDP suspended NHP's ability to manage or acquire additional HUD-assisted properties in eastern Missouri until June 24, 1998. Although the LDP has expired by its terms, the Company has proposed a settlement agreement with HUD which includes aggregate payments to HUD of approximately $485,000 and withdrawal of the LDP as of its date of issuance. The Company believes a settlement will be executed in the near future. Because an LDP is prospective, existing HUD agreements are not affected, so an LDP is not expected to result in the loss of management service revenue from or to otherwise affect properties that the Company currently manages in the subject regions. In addition, the Company has resolved concerns raised by two other HUD field offices. If HUD were to disapprove the Company as property manager for one or more properties, the Company's ability to obtain property management revenues from additional HUD-regulated properties may be impaired.

     HUD monitors the performance of properties with HUD-insured mortgage loans. HUD also monitors compliance with applicable regulations, and takes performance and compliance into account in approving management of HUD-assisted properties. In this regard, since July 1988, 29 HUD-assisted properties owned or managed by NHP or NHP-related companies have defaulted on non-recourse HUD-insured mortgage loans. Eight of these 29 properties are also currently managed by the Company. An additional six properties owned or managed by NHP have received unsatisfactory performance ratings. As a result of the defaults and unsatisfactory ratings, the national HUD office must review any application by the Company to act as property manager or owner for additional HUD-assisted properties. The national HUD office has consistently approved NHP's applications to manage new properties, and the Company received HUD clearance to acquire its interests in NHP and NHP-related companies. The Company believes that it enjoys a good working relationship with HUD and that the national office will continue to apply the clearance process to large management portfolios such as the Company's with discretion and flexibility. While there can be no assurance, the Company believes that the unsatisfactory reviews and the mortgage defaults will not have a material impact on its results of operations or financial condition.

     In October 1997, NHP received a subpoena from the Inspector General of HUD (the "Inspector General") requesting documents relating to any arrangement whereby NHP or any of its affiliates provides or has provided compensation to owners of HUD multifamily projects in exchange for or in connection with property management of a HUD project. The Company believes that other owners and managers of HUD projects have received similar subpoenas. Documents relating to certain of the Company's acquisitions of property management rights for HUD projects may be responsive to the subpoena. The Company is in the process of complying with the subpoena and has provided certain documents to the Inspector General, without conceding that they are responsive to the subpoena. The Company believes that its operations are in compliance, in all material respects, with all laws, rules and regulations relating to HUD-assisted or HUD-insured properties. Effective February 13, 1998, counsel for the Company and the U.S. Attorney for the Northern District of California entered into a tolling agreement related to certain civil claims the government may have against the Company. Although no action has been initiated against the Company or, to the Company's knowledge, any owner of a HUD property managed by the Company, if any such action is taken in the future, it could ultimately affect existing arrangements with respect to HUD projects or otherwise have a material adverse effect on the Company's results of operations.

  Environmental

     Under Federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connection with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible or there is a reasonable basis for allocation of responsibility. The failure to remediate the property properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. In connection with its ownership, operation or management of the AIMCO Properties, the Company could be potentially liable for environmental liabilities or costs associated with its properties or properties it may in the future acquire or manage.

     Certain Federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when those materials are in poor condition or in the event of building remodeling, renovation or demolition; impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws also impose liability for a release of ACMs and may enable third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership, operation or management of properties, the Company could be potentially liable for those costs. There are ACMs at certain of the Owned Properties, and there may be ACMs at certain of the other AIMCO Properties. The Company has developed and implemented operations and maintenance programs, as appropriate, that establish operating procedures with respect to the ACMs at most of the Owned Properties, and intends to develop and implement, as appropriate, such programs at AIMCO Properties that do not have such programs.

     Certain of the Owned Properties, and some of the other AIMCO Properties, are located on or near properties that contain or have contained underground storage tanks or on which activities have occurred which could have released hazardous substances into the soil or groundwater. There can be no assurances that such hazardous substances have not been released or have not migrated, or in the future will not be released or will not migrate, onto the AIMCO Properties. Such hazardous substances have been released at certain Owned Properties and, in at least one case, have migrated from an off-site location onto the Company's property. In addition, the Company's Montecito property in Austin, Texas, is located adjacent to, and may be partially on, land that was used as a landfill. Low levels of methane and other landfill gas have been detected at Montecito. The City of Austin, the former landfill operator, has assumed responsibility for conducting all investigation and remedial activities to date associated with the methane and other landfill gas. The remediation of the landfill gas is now substantially complete and the Texas Natural Resources Conservation Commission ("TNRCC") has preliminarily approved the methane gas remediation efforts. Final approval of the site and the remediation process is contingent upon the results of continued methane gas monitors to confirm the effectiveness of the remediation efforts. Should further actionable levels of methane gas be detected, the City of Austin may implement a proposed contingency plan of passive methane gas venting. The City of Austin has also conducted testing at Montecito to determine whether, and to what extent, groundwater has been impacted. Based on test reports received to date by the Company, the groundwater does not appear to be contaminated at actionable levels. The Company has not incurred, and does not expect to incur, liability for the landfill investigation and remediation. However, in connection with the present raising of four of its buildings in order to install stabilizing piers under the building slabs, the Company has relocated some of its tenants and has installed a venting system according to the TNRCC's specifications. The restabilization was substantially completed as of January 1998, at a total cost of approximately $550,000. The City of Austin will be responsible for monitoring the conditions of Montecito.

     All of the Owned Properties were subject to Phase I or similar environmental audits by independent environmental consultants prior to acquisition. The audits did not reveal, nor is the Company aware of, any environmental liability relating to such properties that would have a material adverse effect on the Company's business, assets or results of operations. However, such audits involve a number of judgments and it is possible that such audits did not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. In addition, the Managed Properties may not have been subject to Phase I or similar environmental audits by independent environmental consultants. While the Company is not aware of any environmental liability that it believes would have a material adverse effect on its business, financial condition or results of operations relating to the Managed Properties, there can be no assurance that material environmental liabilities of which the Company is unaware do not exist at such properties.

     In October 1997, NHP received a letter (the "EPA Letter") from the U.S. Department of Justice ("DOJ") which stated that the U.S. Environmental Protection Agency ("EPA") has requested that the DOJ file a lawsuit against NHP alleging, among other things, that NHP violated the Clean Air Act, the National Recycling and Emissions Reduction Programs and associated regulations in connection with the employment of certain unlicensed personnel, maintenance and disposal of certain refrigerants, and record-keeping practices at two properties. A settlement in principle between NHP and EPA has been reached whereby NHP has agreed to pay a fine of less than $100,000, permit EPA to audit 40 NHP properties with respect to their use and disposal of such refrigerants, and continue to provide training to all maintenance workers with respect to the disposal of such refrigerants. A formal settlement agreement is expected to be executed in 1998. It is possible that the future EPA audits agreed to in the settlement could result in additional allegations by EPA of violations at such properties; however, based on the terms of the settlement agreement with DOJ, the Company anticipates that the fines, if any, resulting from such audits will be nominal.

  Uncertainties Regarding Status of Federal Subsidies

     The Company owns and/or manages approximately 44,000 units that are subsidized under Section 8 of the United States Housing Act of 1937, as amended ("Section 8"). These subsidies are generally provided pursuant to project-based Housing Assistance Payment Contracts ("HAP Contracts") between HUD and the owners of the properties or, with respect to a limited number of units managed by the Company, pursuant to vouchers received by tenants. On October 27, 1997, the President of the United States signed into law the Multifamily Assisted Housing Reform and Affordability Act of 1997 (the "1997 Housing Act"). Under the 1997 Housing Act, the mortgage financing and HAP Contracts of certain properties assisted under Section 8, with rents above market levels and financed with HUD-insured mortgage loans, will be restructured by reducing subsidized rents to market levels, thereby reducing rent subsidies, and lowering required debt service payments as needed to ensure financial viability at the reduced rents and subsidy levels. The 1997 Housing Act retains project-based subsidies for most properties (properties in rental markets with limited supply, properties serving the elderly and certain other properties).

     The 1997 Housing Act phases out project-based subsidies on selected properties serving families not located in the rental markets with limited supply, converting such subsidies to a tenant-based subsidy. Under a tenant based system, rent vouchers would be issued to qualified tenants who then could elect to reside at a property of their choice, provided the tenant has the financial ability to pay the difference between the selected property's monthly rent and the value of the voucher, which would be established based on HUD's regulated fair market rent for the relevant geographical areas. The 1997 Housing Act provides that properties will begin the restructuring process in Federal fiscal year 1999 (beginning October 1, 1998), and that HUD will issue final regulations implementing the 1997 Housing Act on or before October 27, 1998. Congress has elected to renew HAP Contracts expiring before October 1, 1998 for one year terms, generally at existing rents, so long as the properties remain in compliance with the HAP Contracts. While the Company does not expect the provisions of the 1997 Housing Act to result in a significant number of tenants relocating from properties managed by the Company, there can be no assurance that the provisions will not significantly affect the Company's management portfolio. Furthermore, there can be no assurance that other changes in Federal housing subsidy will not occur. Any such changes could have an adverse effect on the Company's property management revenues.

  Year 2000 Compliance

     The Company's management has determined that it will be necessary to modify or replace certain accounting and operational software and hardware to enable its computer systems to operate properly subsequent to December 31, 1999. As a result, management has appointed a team of internal staff to research and manage the conversion or replacement of existing systems to comply with year 2000 requirements. The team's activities are designed to ensure that there is no adverse effect on the Company's core business operations, and that transactions with tenants, suppliers and financial institutions are fully supported.

     The Company utilizes numerous accounting and reporting software packages and computer hardware to conduct its business, some of which already comply with year 2000 requirements. Management estimates that the modification or replacement of non-compliant accounting and reporting software and hardware will total approximately $0.3 million.

     The Company's management also believes that certain of the AIMCO Properties possess operational systems (e.g. elevators, fire alarm and extinguishment systems and security systems) which also must be modified or replaced in order to function properly after December 31, 1999. Management is currently engaged in the identification of all non-compliant operational systems, and has not yet determined the estimated cost of replacing or modifying such systems.

  High Performance Units

     In January 1998, the AIMCO Operating Partnership sold 15,000 Class I High Performance Partnership Units (the "High Performance Units") to a joint venture formed by fourteen officers of the General Partner, SMP I, L.L.C., a Delaware limited liability company ("SMP"), and to three of AIMCO's non-employee directors for $2.1 million in cash. The High Performance Units have nominal value unless the total return of AIMCO's Class A Common Stock (dividend income plus share price appreciation), over the three year period ending December 31, 2000, is at least 30% and exceeds the industry average, as determined by a peer group index, by at least 15%. At the conclusion of the three year period, if the Total Return on AIMCO's Class A Common Stock satisfies these criteria, the holders of the High Performance Units will receive distributions and allocations of income and loss from the AIMCO Operating Partnership in the same amounts and at the same times as would holders of a number of OP Units equal to the quotient obtained by dividing (i) the product of (a) 15% of the amount by which the total return on AIMCO's Class A Common Stock over the three year period exceeds the greater of 115% of a peer group index or 30%, multiplied by (b) the weighted average market value of AIMCO's equity capitalization (including Class A Common Stock and OP Units), by (ii) the market value of one share of Class A Common Stock at the end of the three year period. The three year measurement period will be shortened in the event of a change of control of the Company. Unlike OP Units, the High Performance Units are not redeemable or convertible into Class A Common Stock unless a change of control of the Company occurs. Because there is substantial uncertainty that the High Performance Units will have more than nominal value due to the required performance criteria over the three year term, the AIMCO Operating Partnership has not recorded any value to the High Performance Units. If the measurement period would have ended June 30, 1998, the value of the High Performance Units (the product referred to in clause (i) above) would have been $17.2 million, and such High Performance Units would represent no dilutive effect on net income per share.

  Inflation

     Substantially all of the leases at the Company's apartment properties are for a period of six months or less, allowing, at the time of renewal, for adjustments in the rental rate and the opportunity to re-lease the apartment unit at the prevailing market rate. The short term nature of these leases generally serves to minimize the risk to the Company of the adverse effect of inflation and the Company does not believe that inflation has had a material adverse impact on its revenues.

            FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS


     The following is a summary of certain federal income tax consequences resulting from the acquisition, holding, exchanging, and otherwise disposing of Class A Common Stock and the Preferred Stock (collectively, the Class A Common Stock and the Preferred Stock are referred to herein as the "AIMCO Stock"). This discussion is based upon the Code, the Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this Registration Statement and all of which are subject to change or differing interpretation, possibly retroactively. Such summary is also based on the assumptions that the operation of AIMCO, the AIMCO Operating Partnership and the limited liability companies and limited partnerships in which they own controlling interests (collectively, the "Subsidiary Partnerships") will be in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of federal income taxation which may be important to a particular investor in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes). This summary assumes that investors will hold their AIMCO Stock as "capital assets" (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Registration Statement.


     THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF AIMCO STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF AIMCO STOCK AND OF AIMCO'S ELECTION TO BE SUBJECT TO TAX, FOR FEDERAL INCOME TAX PURPOSES, AS A REAL ESTATE INVESTMENT TRUST.

GENERAL

     The REIT provisions of the Code are highly technical and complex. The following summary sets forth certain aspects of the provisions of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively.


     AIMCO has elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1994, and AIMCO intends to continue such election. Although AIMCO believes, and it has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Counsel") to the effect that, commencing with the AIMCO's initial taxable year ended December 31, 1994, AIMCO was organized in conformity with the requirements for qualification as a REIT, and that its actual method of operation has enabled, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code, no assurance can be given that AIMCO has been or will remain so qualified. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations and covenants made by AIMCO as to factual matters (including representations of and covenants concerning AIMCO's properties and the past, present and future conduct of its business operations). The opinion is expressed as of its date and Counsel has no obligation to advise AIMCO of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, the opinion of counsel is conditioned on, and AIMCO's qualification and taxation as a REIT depends upon, AIMCO's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which have not been and will not be reviewed by Counsel. No assurance can be given that the actual results of AIMCO's operation for any one taxable year will satisfy such requirements. See
" -- Failure to Qualify." An opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge AIMCO's eligibility for taxation as a REIT.

     Provided AIMCO qualifies for taxation as a REIT, it will generally not be subject to federal corporate income tax on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, notwithstanding AIMCO's qualification as a REIT, AIMCO will be subject to federal income tax as follows:
First, AIMCO will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, AIMCO may be subject to the "alternative minimum tax" on its items of tax preference. Third, if AIMCO has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fourth, if AIMCO should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which AIMCO fails the 75% or 95% test multiplied by (b) a fraction intended to reflect AIMCO's profitability. Fifth, if AIMCO should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than certain long-term capital gains that AIMCO elects to retain and pay the tax thereon), and (iii) any undistributed taxable income from prior periods, AIMCO would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Sixth, if AIMCO acquires assets from a corporation that is not a REIT (a "C corporation") in a transaction in which the adjusted tax basis of the assets in the hands of AIMCO is determined by reference to the adjusted tax basis of such assets in the hands of the C corporation (such as the assets acquired from Insignia in the Insignia Merger), under Treasury Regulations not yet promulgated, the C corporation would be required to recognize any net Built-In Gain (as defined below) that would have been realized if the C corporation had liquidated on the day before the date of the transfer. Pursuant to IRS Notice 88-19, AIMCO may elect, in lieu of the treatment described above, to be subject to tax at the highest regular corporate tax rate on any gain it recognizes on the disposition of any such asset during the ten-year period beginning on the day on which AIMCO acquires such asset to the extent of the excess, if any, of the fair market value over the adjusted basis of such asset as of its acquisition date ("Built-in Gain"). AIMCO intends to make such an election and, therefore, will be taxed at the highest regular corporate rate on such Built-in Gain if, and to the extent, such assets are sold within the specified ten-year period. It should be noted that AIMCO has acquired (and may acquire in the future) a significant amount of assets with Built-in Gain and a taxable disposition by AIMCO of any of these assets within ten years of their acquisitions would subject AIMCO to tax under the foregoing rule. Seventh, AIMCO could be subject to foreign taxes on its investments and activities in foreign jurisdictions. In addition, AIMCO could also be subject to tax in certain situations and on certain transactions not presently contemplated.


  Requirements for Qualification

     The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for the special Code provisions applicable to REITs; (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons;
(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests described below (including with respect to the nature of its income and assets). The Code provides that conditions (1) through
(4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Charter provides certain restrictions regarding transfers of its shares, which provisions are intended to assist AIMCO in satisfying the share ownership requirements described in conditions (5) and (6) above.

     To monitor AIMCO's compliance with the share ownership requirements, AIMCO is required to maintain records regarding the actual ownership of its shares. To do so, AIMCO must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of AIMCO's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. AIMCO satisfies this requirement.

  Ownership of Partnership Interests


     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, AIMCO's proportionate share of the assets, liabilities and items of income of the Subsidiary Partnerships generally will be treated as assets, liabilities and items of income of AIMCO for purposes of applying the REIT requirements described herein. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in "Tax Aspects of AIMCO's Investments in Partnerships."


  Income Tests

     In order to maintain qualification as a REIT, AIMCO annually must satisfy two gross income requirements. First, at least 75% of AIMCO's gross income (excluding gross income from "prohibited transactions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of AIMCO's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

     Rents received by AIMCO through the Subsidiary Partnerships will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue. However, AIMCO (or its affiliates) is permitted to directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, AIMCO (or its affiliates) may provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services.

     Certain other subsidiaries of the Company that manage the Managed Properties (collectively, the "Management Subsidiaries") receive management fees and other income. A portion of such fees and other income accrue to AIMCO through distributions from the Management Subsidiaries that are classified as dividend income to the extent of the earnings and profits of the Management Subsidiaries. Such distributions will generally qualify under the 95% gross income test but not under the 75% gross income test.

     If AIMCO fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code.

These relief provisions will be generally available if AIMCO's failure to meet such tests was due to reasonable cause and not due to willful neglect, AIMCO attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances AIMCO would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving AIMCO, AIMCO will not qualify as a REIT. As discussed above in "-- General," even where these relief provisions apply, a tax is imposed with respect to the excess net income.

  Asset Tests

     AIMCO, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of AIMCO's total assets must be represented by real estate assets (including its allocable share of real estate assets held by the Subsidiary Partnerships), certain stock or debt instruments purchased by AIMCO with new capital, cash, cash items and U.S. government securities. Second, not more than 25% of AIMCO's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by AIMCO may not exceed 5% of the value of AIMCO's total assets, and AIMCO may not own more than 10% of any one issuer's outstanding voting securities.

     AIMCO indirectly owns interests in the Management Subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT or the investment of more than 5% of the REIT's total assets in any one issuer's securities is prohibited by the asset tests. AIMCO believes that its indirect ownership interests in the Management Subsidiaries qualify under the asset tests set forth above. However, no independent appraisals have been obtained to support AIMCO's conclusions as to the value of the AIMCO Operating Partnership's total assets and the value of the AIMCO Operating Partnership's interest in the Management Subsidiaries and these values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that the AIMCO Operating Partnership's ownership interests in the Management Subsidiaries disqualifies AIMCO from treatment as a REIT.

     AIMCO's indirect interests in the AIMCO Operating Partnership and other Subsidiary Partnerships are generally held through wholly owned corporate subsidiaries of AIMCO organized and operated as "qualified REIT subsidiaries" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as assets, liabilities and items of AIMCO. Each qualified REIT subsidiary therefore is not subject to federal corporate income taxation, although it may be subject to state or local taxation. In addition, AIMCO's ownership of the voting stock of each qualified REIT subsidiary does not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

  Annual Distribution Requirements


     In order for AIMCO to qualify as a REIT, AIMCO is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of AIMCO's "REIT taxable income" (computed without regard to the dividends paid deduction and AIMCO's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before AIMCO timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. To the extent that AIMCO distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at ordinary corporate tax rates. AIMCO may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In such a case, AIMCO's stockholders would include their proportionate share of such undistributed long-term capital gains in income and receive a credit for their share of the tax paid by AIMCO. AIMCO's stockholders would then increase the adjusted basis of their AIMCO shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. If AIMCO should fail to distribute during each calendar year at least the sum of

(i) 85% of its REIT ordinary income for such year and (ii) 95% of its REIT capital gain net income for such year (excluding retained long-term capital gains), and (iii) any undistributed taxable income from prior periods, AIMCO would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. AIMCO believes that it has made, and intends to make, timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that AIMCO, from time to time, may not have sufficient cash to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of cash (including receipt of distributions from the AIMCO Operating Partnership) and (ii) the inclusion of certain items in income by AIMCO for federal income tax purposes. In the event that such timing differences occur, in order to meet the 95% distribution requirement, AIMCO may find it necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable distributions of property.

     Under certain circumstances, AIMCO may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in AIMCO's deduction for dividends paid for the earlier year. Thus, AIMCO may be able to avoid being taxed on amounts distributed as deficiency dividends; however, AIMCO will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

  Distribution of Acquired Earnings and Profits


     The Code provides that when a REIT acquires a corporation that is currently a C corporation (i.e., a corporation without a REIT election), the REIT may qualify as a REIT only if, as of the close of the year of acquisition, the REIT has no "earnings and profits" acquired from such C corporation. AIMCO has retained, and may in the future retain, independent certified public accountants to review the determination of certain acquired corporation's earnings and profits for purposes of this requirement. Any adjustments to an acquired corporation's income for taxable years ending on or before the closing of the acquisition, including as a result of an examination of its returns by the IRS, could affect the calculation of the acquired corporation's earnings and profits. Furthermore, the determination of earnings and profits requires the resolution of certain technical tax issues with respect to which there is no authority directly on point and, consequently, the proper treatment of these issues for earnings and profits purposes is not free from doubt. There can be no assurance that the IRS will not examine the tax returns of the acquired corporation and propose adjustments to increase its taxable income and therefore its earnings and profits. In this regard, the IRS can consider all taxable years of the acquired corporation as open for review for purposes of determining the amount of such earnings and profits. If AIMCO failed to distribute an amount equal to any such acquired corporation's earnings and profits effective on or before the end of the year of acquisition, AIMCO would not qualify as a REIT.


  Failure to Qualify

     If AIMCO fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, AIMCO will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which AIMCO fails to qualify will not be deductible by AIMCO nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless AIMCO is entitled to relief under specific statutory provisions, AIMCO would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances AIMCO would be entitled to such statutory relief.

TAX ASPECTS OF AIMCO'S INVESTMENTS IN PARTNERSHIPS

  General

     Substantially all of AIMCO's investments are held indirectly through the AIMCO Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. AIMCO will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, AIMCO will include its proportionate share of assets held by the Subsidiary Partnerships. See "-- Federal Income Taxation of AIMCO and AIMCO Stockholders -- General."

  Entity Classification


     AIMCO's direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the Subsidiary Partnerships as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If any of these entities were treated as an association for federal income tax purposes, it would be subject to an entity-level tax on its income. In such a situation, the character of AIMCO's assets and items of gross income would change and could preclude AIMCO from satisfying the asset tests and the income tests (see "-- Federal Income Taxation of AIMCO and AIMCO Stockholders -- Asset Tests" and "-- Federal Income Taxation of AIMCO and AIMCO Stockholders -- Income Tests"), and in turn could prevent AIMCO from qualifying as a REIT. See "-- Federal Income Taxation of AIMCO and AIMCO Stockholders -- Failure to Qualify" above for a discussion of the effect of AIMCO's failure to meet such tests for a taxable year. In addition, any change in the status of any of the Subsidiary Partnerships for tax purposes might be treated as a taxable event, in which case AIMCO might incur a tax liability without any related cash distributions.


  Tax Allocations with Respect to the Properties

     Under the Code and the Treasury Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book -- Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. See "-- Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership." The AIMCO Operating Partnership was formed by way of contributions of appreciated property (including certain of the Owned Properties). Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury Regulations provide for a similar allocation of such items to the other partners. These rules apply to the contribution by AIMCO to the AIMCO Operating Partnership of the cash proceeds received in any offerings of its stock.

     In general, certain OP Unitholders will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on the sale by the AIMCO Operating Partnership or other Subsidiary Partnerships of the contributed properties. This will tend to eliminate the Book-Tax Difference over the life of these partnerships. However, the special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the AIMCO Operating Partnership or other Subsidiary Partnerships may cause AIMCO to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause AIMCO to recognize taxable income in excess of cash proceeds, which might adversely affect AIMCO's ability to comply with the REIT distribution requirements. See "-- Federal Income Taxation of AIMCO and AIMCO Stockholders -- Annual Distribution Requirements."

     With respect to any property purchased or to be purchased by any of the Subsidiary Partnerships (other than through the issuance of OP Units) subsequent to the formation of AIMCO, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

  Sale of the Properties

     AIMCO's share of any gain realized by the AIMCO Operating Partnership or any other Subsidiary Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of AIMCO and AIMCO
Stockholders -- General -- Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. In general, the AIMCO Operating Partnership and the other Subsidiary Partnerships intend to hold the Owned Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Owned Properties (and other apartment properties) and to make such occasional sales of the Owned Properties, including peripheral land, as are consistent with AIMCO's investment objectives.

TAXATION OF MANAGEMENT SUBSIDIARIES

     A portion of the amounts to be used to fund distributions to stockholders is expected to come from distributions made by the Management Subsidiaries to the AIMCO Operating Partnership, and interest paid by the Management Subsidiaries on certain notes held by the AIMCO Operating Partnership. In general, the Management Subsidiaries pay federal, state and local income taxes on their taxable income at normal corporate rates. Any federal, state or local income taxes that the Management Subsidiaries are required to pay will reduce AIMCO's cash flow from operating activities and its ability to make payments to holders of its securities.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

  Distributions


     Provided AIMCO qualifies as a REIT, distributions made to AIMCO's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions (and retained long-term capital gains) that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed AIMCO's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, certain capital gain dividends may be taxed at different rates, depending on the type of gain by AIMCO.



     Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares in respect of which the distributions were made, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) provided that the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by AIMCO in October, November or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by AIMCO and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by AIMCO during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of AIMCO.

  Dispositions of AIMCO Stock


     In general, capital gains recognized by individuals and other non-corporate taxpayers upon the sale or disposition of AIMCO Stock will be subject to a maximum federal income tax rate of 20% if the AIMCO Stock is held for more than 12 months and will be taxed at ordinary income rates if the AIMCO Stock is held for 12 months or less. Capital losses recognized by a stockholder upon the disposition of AIMCO Stock held for more than one year at the time of disposition will be a long-term capital loss. In addition, any loss upon a sale or exchange of shares of AIMCO Stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from AIMCO required to be treated by such stockholder as long-term capital gain.


     A redemption of the Preferred Stock will be treated under Section 302 of the Code as a dividend subject to tax at ordinary income tax rates (to the extent of AIMCO's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the Preferred Stock. The redemption will satisfy such test if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in AIMCO, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of the Preferred Stock will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. If a redemption of the Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholder. The stockholder's adjusted tax basis in such redeemed Preferred Stock would be transferred to the holder's remaining stockholdings in AIMCO. If, however, the stockholder has no remaining stockholdings in AIMCO, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. federal income and estate tax consequences of the ownership and disposition of AIMCO Stock applicable to Non-U.S. Holders of AIMCO Stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income and estate taxation.

  Ordinary Dividends

     The portion of dividends received by Non-U.S. Holders payable out of AIMCO's earnings and profits which are not attributable to capital gains of AIMCO and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of AIMCO Stock. In cases where the dividend income from a Non-U.S. Holder's investment in AIMCO Stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. Holders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation).

  Non-Dividend Distributions

     Unless AIMCO Stock constitutes a United States Real Property Interest (a "USRPI") within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), distributions by AIMCO which are not dividends out of the earnings and profits of AIMCO will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of AIMCO. If AIMCO Stock constitutes a USRPI, such distributions will be subject to 10% withholding and taxed pursuant to FIRPTA at a rate of 35% to the extent such distributions exceed a stockholder's basis in his or her AIMCO Stock.

  Capital Gain Dividends

     Under FIRPTA, a distribution made by AIMCO to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs such as the properties beneficially owned by AIMCO ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, AIMCO will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of Non-U.S. Holder that is a corporation.

  Dispositions of AIMCO Stock


     Unless AIMCO Stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if AIMCO is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. AIMCO believes that it is, and it expects to continue to be, a domestically controlled REIT. If AIMCO is, and continues to be, a domestically controlled REIT, the sale of AIMCO Stock should not be subject to taxation under FIRPTA. Because various classes of stock of AIMCO (including the Class A Common Stock) are publicly traded, however, no assurance can be given that AIMCO is or will continue to be a domestically controlled REIT.



     If AIMCO does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock of AIMCO generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE, on which AIMCO Class A Common Stock is listed) and the selling Non-U.S. Holder held 5% or less of such class of AIMCO stock at all times during a specified testing period or (ii) the stock is not regularly traded on an established securities market and is convertible into stock that is so regularly traded and the value of such convertible stock held by the selling Non-U.S. Holder at all times during a specified testing period is less than or equal to the value of 5% of the regularly traded class of stock into which such stock is convertible.


     If gain on the sale of AIMCO Stock were subject to taxation under FIRPTA, the Non-U.S. Holder generally would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.


     Gain from the sale of AIMCO Stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases. First, if the Non-U.S. Holder's investment in the AIMCO Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain.

Second, if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.


  Estate Tax

     AIMCO Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includible in the estate for U.S. federal estate tax purposes.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     AIMCO will report to its U.S. stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide AIMCO with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, AIMCO may be required to withhold a portion of capital gain distributions to any Non-U.S. Holders who fail to certify their foreign status to AIMCO. The IRS has issued final Treasury Regulations regarding the backup withholding rules as applied to Non-U.S. Holders. Those final Treasury Regulations alter the current system of backup withholding compliance and will be effective for payments made after December 31, 1999. Prospective investors in AIMCO Stock should consult their tax advisors regarding the application of these Treasury Regulations.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by AIMCO to Exempt Organizations should generally not constitute UBTI. However, if an Exempt Organization finances its acquisition of the AIMCO Stock with debt, a portion of its income from AIMCO will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from AIMCO as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of AIMCO's stock is required to treat a percentage of the dividends from AIMCO as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by AIMCO from an unrelated trade or business (determined as if AIMCO were a pension trust) divided by the gross income of AIMCO for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of AIMCO's stock only if (i) the UBTI Percentage is at least 5%, (ii) AIMCO qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of AIMCO in proportion to their actuarial interest in the pension trust, and (iii) either
(A) one pension trust owns more than 25% of the value of AIMCO's stock or (B) a group of pension trusts each individually holding more than 10% of the value of AIMCO's stock collectively owns more that 50% of the value of

AIMCO's stock. The restrictions on ownership and transfer of AIMCO's stock should prevent an Exempt Organization from owning more than 10% of the value of AIMCO's stock.

           FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP
                               AND OP UNITHOLDERS


     The following is a summary of certain federal income tax consequences resulting from the acquisition, holding, exchanging, and otherwise disposing of OP Units. This discussion is based upon the Code, the Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this Registration Statement and all of which are subject to change or differing interpretation, possibly retroactively. Such summary is also based on the assumptions that the operation of AIMCO, the AIMCO Operating Partnership and the Subsidiary Partnerships will be in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of federal income taxation which may be important to a particular investor in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for Federal income tax purposes). This summary assumes that investors will hold their OP Units as "capital assets" (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Registration Statement.


     THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OP UNITS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF OP UNITS AND OF AIMCO'S ELECTION TO BE SUBJECT TO TAX, FOR FEDERAL INCOME TAX PURPOSES, AS A REAL ESTATE INVESTMENT TRUST.

PARTNERSHIP STATUS


     AIMCO has received an opinion of Counsel to the effect that, for federal income tax purposes the AIMCO Operating Partnership is classified as a partnership and not as an association taxable as a corporation. It must be emphasized that this opinion of Counsel is based on and conditioned upon certain assumptions and representations and on opinions of local counsel with respect to matters of local law. The opinion is expressed as of its date and Counsel has no obligation to advise AIMCO of any subsequent change in matters stated, represented or assumed or any subsequent change in the applicable law. An opinion of Counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of the AIMCO Operating Partnership as a partnership.



     Some partnerships are, for federal income tax purposes, characterized not as partnerships but as associations taxable as corporations or as "publicly traded partnerships" taxable as corporations. A partnership will be classified as a publicly traded partnership if interests therein are traded on an "established securities market" or are "readily tradable" on a "secondary market (or the substantial equivalent thereof)."


     The AIMCO Operating Partnership believes and intends to take the position that the AIMCO Operating Partnership should not be classified as a publicly traded partnership because (i) the OP Units are not traded on an established securities market and (ii) the OP Units should not be considered readily tradable on a secondary market or the substantial equivalent thereof. The determination of whether interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof, however, depends on various facts and circumstances (including facts that are not within the control of the AIMCO Operating Partnership). Treasury Regulations generally effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") provide limited safe harbors, which, if satisfied, will prevent a partnership's interests from being treated as readily tradable on a secondary market or the substantial equivalent thereof. Under a grandfather rule, certain existing partnerships may rely on safe harbors contained in IRS Notice 88-75 rather than on the safe harbors contained in the PTP Regulations for all taxable years of the partnership beginning before January 1, 2006. The AIMCO Operating Partnership believes that it is subject to such grandfather rule and that it cannot rely on the safe harbors contained in the PTP Regulations. The AIMCO Operating Partnership may not have satisfied any of the safe harbors in Notice 88-75 in its previous tax years. In addition, because the AIMCO Operating Partnership's ability to satisfy a safe harbor in Notice 88-75 (or to the extent applicable, a safe harbor in the PTP Regulations) may involve facts that are not within its control, it is not possible to predict whether the AIMCO Operating Partnership will satisfy a safe harbor in future tax years. The safe harbors in Notice 88-75 are not intended to be substantive rules for the determination of whether partnership interests are readily tradable on a secondary market or the substantial equivalent thereof, and consequently, the failure to meet these safe harbors will not necessarily cause the AIMCO Operating Partnership to be treated as a publicly traded partnership. No assurance can be given, however, that the IRS will not assert that partnerships such as the AIMCO Operating Partnership constitute publicly traded partnerships, or that facts and circumstances will not develop which could result in the AIMCO Operating Partnership being treated as a publicly traded partnership.

     If the AIMCO Operating Partnership were classified as a publicly traded partnership, it would nevertheless not be taxable as a corporation as long as 90% or more of its gross income consists of "qualifying income." In general, qualifying income includes interest, dividends, real property rents (as defined by section 856 of the Code) and gain from the sale or disposition of real property. The AIMCO Operating Partnership believes that more than 90% of its gross income consists of qualifying income and expects that more than 90% of its gross income in future tax years will consist of qualifying income. In such event, even if the AIMCO Operating Partnership were characterized as a publicly traded partnership, it would not be taxable as a corporation. If the AIMCO Operating Partnership were characterized as a publicly traded partnership, however, each OP Unitholder would be subject to special rules under section 469 of the Code. See "Limitations on Deductibility of Losses -- Passive Activity Loss Limitation." No assurance can be given that the actual results of the AIMCO Operating Partnership's operations for any one taxable year will enable it to satisfy the qualifying income exception.


     If the AIMCO Operating Partnership were classified as an association or publicly traded partnership taxable as a corporation (because it did not meet the qualifying income exception discussed above), it would be subject to tax at the entity level as a regular corporation and OP Unitholders would be subject to tax in the same manner as stockholders of a corporation. Thus, the AIMCO Operating Partnership would be subject to federal tax (and possibly state and local taxes) on its net income, determined without reduction for any distributions made to the OP Unitholders, at regular federal corporate income tax rates, thereby reducing the amount of any cash available for distribution to the OP Unitholders, which reduction could also materially and adversely impact the liquidity and value of the OP Units. In addition, the AIMCO Operating Partnership's items of income, gain, loss, deduction and expense would not be passed through to the OP Unitholders and the OP Unitholders would not be subject to tax on the income earned by the AIMCO Operating Partnership. Distributions received by an OP Unitholder from the AIMCO Operating Partnership, however, would be treated as dividend income for federal income tax purposes, subject to tax as ordinary income to the extent of current and accumulated earnings and profits of the AIMCO Operating Partnership, and the excess, if any, as a nontaxable return of capital to the extent of the OP Unitholder's adjusted tax basis in his AIMCO Operating Partnership interest (without taking into account Partnership liabilities), and thereafter as gain from the sale of a capital asset. Characterization of the AIMCO Operating Partnership as an association or publicly traded partnership taxable as a corporation would also result in the termination of AIMCO's status as a REIT for federal income tax purposes, which would have a material adverse impact on AIMCO. See "Federal Income Taxation of AIMCO and AIMCO Stockholders -- Tax Aspects of AIMCO's Investments in Partnerships."


     No assurances can be given that the IRS would not challenge the status of the AIMCO Operating Partnership as a "partnership" which is not "publicly traded" for federal income tax purposes or that a court would not reach a result contrary to such positions. Accordingly, each prospective investor is urged to consult his tax advisor regarding the classification and treatment of the AIMCO Operating Partnership as a "partnership" for federal income tax purposes.

     The following discussion assumes that the AIMCO Operating Partnership is, and will continue to be, classified and taxed as a partnership for federal income tax purposes.

TAXATION OF OP UNITHOLDERS


     In general, a partnership is treated as a "pass-through" entity for federal income tax purposes and is not itself subject to federal income taxation. Each partner of a partnership, however, is subject to tax on his allocable share of partnership tax items, including partnership income, gains, losses, deductions, and expenses ("Partnership Tax Items") for each taxable year of the partnership ending within or with such taxable year of the partner, regardless of whether he receives any actual distributions from the partnership during the taxable year. Generally, the characterization of any particular Partnership Tax Item is determined at the partnership, rather than at the partner level, and the amount of a partner's allocable share of such item is governed by the terms of the partnership agreement.


     No federal income tax will be payable by the AIMCO Operating Partnership. Instead, each OP Unitholder will be (i) required to include in income his allocable share of any AIMCO Operating Partnership income or gains and (ii) entitled to deduct his allocable share of any AIMCO Operating Partnership deductions or losses, but only to the extent of the OP Unitholder's adjusted tax basis in his AIMCO Operating Partnership interest and subject to the "at risk" and "passive activity loss" rules discussed below under the heading "Limitations on the Deductibility of Losses." An OP Unitholder's allocable share of the AIMCO Operating Partnership's taxable income may exceed the cash distributions to the OP Unitholder for any year if the AIMCO Operating Partnership retains its profits rather than distributing them.

ALLOCATIONS OF AIMCO OPERATING PARTNERSHIP PROFITS AND LOSSES

     For federal income tax purposes, an OP Unitholder's allocable share of the AIMCO Operating Partnership's Partnership Tax Items will be determined by the AIMCO Operating Partnership Agreement if such allocations either have "substantial economic effect" or are determined to be in accordance with the OP Unitholder's interests in the AIMCO Operating Partnership. The manner in which Partnership Tax Items of the AIMCO Operating Partnership are allocated is described above under the heading "Description of OP Units--Allocations of Net Income and Net Loss." If the allocations provided by the AIMCO Operating Partnership Agreement were successfully challenged by the IRS, the redetermination of the allocations to a particular OP Unitholder for federal income tax purposes may be less favorable than the allocation set forth in the AIMCO Operating Partnership Agreement.

TAX BASIS OF A PARTNERSHIP INTEREST

     A partner's adjusted tax basis in his partnership interest is relevant, among other things, for determining (i) gain or loss upon a taxable disposition of his partnership interest, (ii) gain upon the receipt of partnership distributions, and (iii) the limitations imposed on the use of partnership deductions and losses allocable to such partner. Generally, the adjusted tax basis of an OP Unitholder's interest in the AIMCO Operating Partnership is equal to (A) the sum of the adjusted tax basis of the property contributed by the OP Unitholder to the AIMCO Operating Partnership in exchange for an interest in the AIMCO Operating Partnership and the amount of cash, if any, contributed by the OP Unitholder to the AIMCO Operating Partnership, (B) reduced, but not below zero, by the OP Unitholder's allocable share of AIMCO Operating Partnership distributions, deductions, and losses, (C) increased by the OP Unitholder's allocable share of AIMCO Operating Partnership income and gains, and (D) increased by the OP Unitholder's allocable share of the AIMCO Operating Partnership liabilities and decreased by the OP Unitholder's liabilities assumed by the AIMCO Operating Partnership.

CASH DISTRIBUTIONS

     Cash distributions received from a partnership do not necessarily correlate with income earned by the partnership as determined for federal income tax purposes. Thus, an OP Unitholder's federal income tax liability in respect of his allocable share of the AIMCO Operating Partnership taxable income for a particular taxable year may exceed the amount of cash, if any, received by the OP Unitholder from the AIMCO Operating Partnership during such year.


     If cash distributions, including a "deemed" cash distribution as discussed below, received by an OP Unitholder in any taxable year exceed his allocable share of the AIMCO Operating Partnership taxable income for the year, the excess will constitute, for federal income tax purposes, a return of capital to the extent of such OP Unitholder's adjusted tax basis in his AIMCO Operating Partnership interest. Such return of capital will not be includible in the taxable income of the OP Unitholder, for federal income tax purposes, but it will reduce, but not below zero, the adjusted tax basis of the AIMCO Operating Partnership interest held by the OP Unitholder. If an OP Unitholder's tax basis in his AIMCO Operating Partnership interest is reduced to zero, a subsequent cash distribution received by the OP Unitholder will be subject to tax as capital gain and/or ordinary income, but only if, and to the extent that, such distribution exceeds the subsequent positive adjustments, if any, to the tax basis of the OP Unitholder's AIMCO Operating Partnership interest as determined at the end of the taxable year during which such distribution is received. A decrease in an OP Unitholder's share of the AIMCO Operating Partnership liabilities resulting from the payment or other settlement of such liabilities is generally treated, for federal income tax purposes, as a deemed cash distribution. A decrease in an OP Unitholder's percentage interest in the AIMCO Operating Partnership, because of the issuance by the AIMCO Operating Partnership of additional OP Units, or otherwise, will decrease an OP Unitholder's share of nonrecourse liabilities of the AIMCO Operating Partnership, if any, and thus, will result in a corresponding deemed distribution of cash.



     A non-pro rata distribution (or deemed distribution) of money or property may result in ordinary income to an OP Unitholder, regardless of such OP Unitholder's tax basis in his OP Units, if the distribution reduces such OP Unitholder's share of the AIMCO Operating Partnership's "Section 751 Assets." "Section 751 Assets" are defined by the Code to include "unrealized receivables" or "substantially appreciated inventory." For this purpose, inventory is substantially appreciated if its value exceeds 120% of its adjusted basis. Among other things, "unrealized receivables" include amounts attributable to previously claimed depreciation deductions on certain types of property. To the extent that such a reduction in an OP Unitholder's share of Section 751 Assets occurs, the AIMCO Operating Partnership will be deemed to have distributed a proportionate share of the Section 751 Assets to the OP Unitholder followed by a deemed exchange of such assets with the AIMCO Operating Partnership in return for the non-pro rata portion of the actual distribution made to such OP Unitholder. This deemed exchange will generally result in the realization of ordinary income under Section 751(b) by the OP Unitholder. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the OP Unitholder's tax basis in such OP Unitholder's share of such Section 751 Assets deemed relinquished in the exchange.


TAX CONSEQUENCES UPON CONTRIBUTION OF PROPERTY TO THE AIMCO OPERATING
PARTNERSHIP

     Generally, Section 721 of the Code provides that neither the Contributing Partner nor the AIMCO Operating Partnership will recognize a gain or loss, for federal income tax purposes, upon a contribution of property to the AIMCO Operating Partnership in exchange for OP Units. Notwithstanding this general rule of nonrecognition, the Contributing Partner may recognize a gain where the property transferred is subject to liabilities, or the AIMCO Operating Partnership assumes liabilities in connection with a transfer of property, and the amount of such liabilities exceeds the amount of the AIMCO Operating Partnership liabilities allocated to the Contributing Partner as determined immediately after the transfer. Such excess is treated by the Contributing Partner, for federal income tax purposes, as the receipt of a deemed distribution of cash to the Contributing Partner from the AIMCO Operating Partnership. If a person transfers to the AIMCO Operating Partnership an interest in another partnership (the "Underlying Partnership") in exchange for an OP Unit, the person will be treated, for federal income tax purposes, as having transferred to the AIMCO Operating Partnership his allocable share of the liabilities of the Underlying Partnership, which could result in, or increase the amount of, a deemed cash distribution. As discussed above, such deemed cash distributions are generally treated as a nontaxable return of capital to the extent of the Contributing Partner's adjusted tax basis in his OP Units and thereafter as gain from the sale of such partnership interest.

     If a Contributing Partner receives or is deemed to receive for federal income tax purposes, cash in addition to OP Units upon the contribution of property to the AIMCO Operating Partnership, the transaction will likely be treated as part contribution of property and part sale of property. In such event, the Contributing Partner will recognize gain or loss with respect to the portion of the property that is deemed sold to the AIMCO Operating Partnership.

     If a Contributing Partner transfers property to the AIMCO Operating Partnership in exchange for an OP Unit and the adjusted tax basis of such property differs from its fair market value, AIMCO Operating Partnership Tax Items must be allocated in a manner such that the Contributing Partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury Regulations provide for a similar allocation of such items to the other partners. These rules may apply to a contribution by AIMCO to the AIMCO Operating Partnership of cash proceeds received by AIMCO from the offering of its stock. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the OP Unitholders. The general purpose underlying this provision is to specially allocate certain Partnership Tax Items in order to place both the noncontributing and Contributing Partners in the same tax position that they would have been in had the Contributing Partner contributed property with an adjusted tax basis equal its fair market value. Treasury Regulations provide the AIMCO Operating Partnership with several alternative methods and allow the AIMCO Operating Partnership to adopt any other reasonable method to make allocations to reduce or eliminate Book-Tax Differences. The AIMCO GP, in its discretion and in a manner consistent with the Treasury Regulations, will select and adopt a method of allocating AIMCO Operating Partnership Tax Items, including the remedial allocation method, for purposes of eliminating such disparities.

     In general, certain OP Unitholders will be allocated lower amounts of depreciation deductions for tax purposes and increased amounts of taxable income and gain on the sale by the AIMCO Operating Partnership or other Subsidiary Partnerships of the contributed properties. Accordingly, in the event the AIMCO Operating Partnership disposes of contributed property, income attributable to the Book-Tax Difference of such contributed property generally will be allocated to the Contributing Partner, and the other OP Unitholders generally will be allocated only their share of gains attributable to appreciation, if any, occurring after the contribution of the contributed property. These incremental allocations of income will not result in additional cash distributions to the Contributing Partner, with the result that the Contributing Partner may not necessarily receive cash sufficient to pay the taxes attributable to such income. These allocations will tend to eliminate the Book-Tax Differences with respect to the contributed property over the life of the AIMCO Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed property in the hands of the AIMCO Operating Partnership may cause a noncontributing OP Unitholder to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to such OP Unitholder if the contributed property had a tax basis equal to its fair market value at the time of contribution, and possibly to be allocated taxable gain in the event of a sale of the contributed property in excess of the economic or book income allocated to it as a result of such sale. This may cause noncontributing OP Unitholders to recognize taxable income in excess of cash proceeds.

LIMITATIONS ON DEDUCTIBILITY OF LOSSES

     Basis Limitation. To the extent that an OP Unitholder's allocable share of AIMCO Operating Partnership deductions and losses exceeds his adjusted tax basis in his AIMCO Operating Partnership interest at the end of the of the taxable year in which the losses and deductions flow through, the excess losses and deductions cannot be utilized, for federal income tax purposes, by the OP Unitholder in such year. The excess losses and deductions may, however, be utilized in the first succeeding taxable year in which, and to the extent that, there is an increase in the tax basis of the AIMCO Operating Partnership interest held by such OP Unitholder, but only to the extent permitted under the "at risk" and "passive activity loss" rules discussed below.

     "At Risk" Limitation. Under the "at risk" rules of section 465 of the Code, a noncorporate taxpayer and a closely held corporate taxpayer are generally not permitted to claim a deduction, for federal income tax purposes, in respect of a loss from an activity, whether conducted directly by the taxpayer or through an investment in a partnership, to the extent that the loss exceeds the aggregate dollar amount which the taxpayer has "at risk" in such activity at the close of the taxable year. To the extent that losses are not permitted to be used in any taxable year, such losses may be carried over to subsequent taxable years and may be claimed as a deduction by the taxpayer if, and to the extent that, the amount which the taxpayer has "at risk" is increased. Provided certain requirements are met, the at risk rules generally do not apply to losses arising from any activity which constitutes "the holding of real property," which the holding of an OP Unit generally should constitute.



     "Passive Activity Loss" Limitation. The passive activity loss rules of section 469 of the Code limit the use of losses derived from passive activities, which generally includes an investment in limited partnership interests such as the OP Units. If an investment in an OP Unit is treated as a passive activity, an OP Unitholder who is an individual investor, as well as certain other types of investors, would not be able to use losses from the AIMCO Operating Partnership to offset nonpassive activity income, including salary, business income, and portfolio income (e.g., dividends, interest, royalties, and gain on the disposition of portfolio investments) received during the taxable year. Passive activity losses that are disallowed for a particular taxable year may, however, be carried forward to offset passive activity income earned by the OP Unitholder in future taxable years. In addition, such disallowed losses may be claimed as a deduction, subject to the basis and at risk limitations discussed above, upon a taxable disposition of the Unitholder's entire interest in the AIMCO Operating Partnership, regardless of whether such OP Unitholder has received any passive activity income during the year of disposition.


     If the AIMCO Operating Partnership were characterized as a publicly traded partnership, each OP Unitholder would be required to treat any loss derived from the AIMCO Operating Partnership separately from any income or loss derived from any other publicly traded partnership, as well as from income or loss derived from other passive activities. In such case, any net losses or credits attributable to the AIMCO Operating Partnership which are carried forward may only be offset against future income of the AIMCO Operating Partnership. Moreover, unlike other passive activity losses, suspended losses attributable to the AIMCO Operating Partnership would only be allowed upon the complete disposition of the OP Unitholder's "entire interest" in the AIMCO Operating Partnership (rather than upon the disposition of an interest in an "activity").

SECTION 754 ELECTION


     The AIMCO Operating Partnership has made the election permitted by Section 754 of the Code. Such election is irrevocable without the consent of the IRS. The election will generally permit a purchaser of OP Units, such as AIMCO when it acquires AIMCO OP Units from OP Unitholders, to adjust its share of the basis in the AIMCO Operating Partnership's properties pursuant to Section 743(b) of the Code to fair market value (as reflected by the value of consideration paid for the OP Units), as if such purchaser had acquired a direct interest in the AIMCO Operating Partnership assets. The Section 743(b) adjustment is attributed solely to a purchaser of OP Units and is not added to the bases of the AIMCO Operating Partnership's assets associated with all of the OP Unitholders in the AIMCO Operating Partnership.


DEPRECIATION

     Section 168(i)(7) of the Code provides that in the case of property transferred to a partnership in a Section 721 transaction, the transferee shall be treated as the transferor for purposes of computing the depreciation deduction with respect to so much of the basis in the hands of the transferee as does not exceed the adjusted basis in the hands of the transferor. The effect of this rule would be to continue the historic basis, placed in service dates and methods with respect to the depreciation of the properties being contributed by a Contributing Partner to the AIMCO Operating Partnership in exchange for OP Units. However, an acquiror of OP Units that obtains a Section 743(b) adjustment by reason of such acquisition (see "Section 754

Election," above) generally will be allowed depreciation with respect to such adjustment beginning as of the date of the exchange as if it were new property placed in service as of that date.


SALE, REDEMPTION OR EXCHANGE OF OP UNITS



     An OP Unitholder will recognize a gain or loss upon a sale of an OP Unit, a redemption of an OP Unit for cash, an exchange of an OP Unit for shares of AIMCO Stock, or other taxable disposition of an OP Unit. Gain or loss recognized upon a sale or exchange of an OP Unit will be equal to the difference between (i) the amount realized in the transaction (i.e., the sum of the cash and the fair market value of any property received for the OP Unit) plus the amount of AIMCO Operating Partnership liabilities allocable to the OP Unit at such time and (ii) the OP Unitholder's tax basis in the OP Unit disposed of, which tax basis will be adjusted for the OP Unitholder's allocable share of the AIMCO Operating Partnership's income or loss for the taxable year of the disposition. In the case of a gift of an OP Unit, an OP Unitholder may be deemed to have an amount realized equal to the amount of the AIMCO Operating Partnership's nonrecourse liabilities allocable to such OP Unit, and to the extent that the amount realized exceeds the OP Unitholder's basis for the OP Unit disposed of, such OP Unitholder will recognize gain for federal income tax purposes. The tax liability resulting from the gain recognized on a disposition of an OP Unit could exceed the amount of cash and the fair market value of property received.


     If the AIMCO Operating Partnership redeems an OP Unitholder's OP Units for cash (which is not contributed by AIMCO to effect the redemption), the tax consequences generally would be the same as described in the preceding paragraphs, except that if the AIMCO Operating Partnership redeems less than all of an OP Unitholder's OP Units, the OP Unitholder would recognize no taxable loss and would recognize taxable gain only to the extent that the cash, plus the amount of AIMCO Operating Partnership liabilities allocable to the redeemed OP Units, exceeded the OP Unitholder's adjusted tax basis in all of such OP Unitholder's OP Units immediately before the redemption.


     Capital gains recognized by individuals and certain other noncorporate taxpayers upon the sale or disposition of an OP Unit will be subject to a maximum federal income tax rate of 20% if the OP Unit is held for more than 12 months and will be taxed at ordinary income tax rates if the OP Unit is held for 12 months or less. Generally, gain or loss recognized by an OP Unitholder on the sale or other taxable disposition of an OP Unit will be taxable as capital gain or loss. However, to the extent that the amount realized upon the sale or other taxable disposition of an OP Unit attributable to an OP Unitholder's share of "unrealized receivables" of the AIMCO Operating Partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include amounts attributable to previously claimed depreciation deductions on certain types of property. In addition, the maximum federal income tax rate for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as the AIMCO Operating Partnership) held for more than 12 months is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."


TERMINATION OF THE AIMCO OPERATING PARTNERSHIP

     In the event of the dissolution of the AIMCO Operating Partnership, a distribution of AIMCO Operating Partnership property (other than money and marketable securities) will not result in taxable gain to an OP Unitholder (except to the extent provided in Section 737 of the Code for liquidations occurring within seven years of the date of contribution by an OP Unitholder of property to the AIMCO Operating Partnership), and the OP Unitholder will hold such distributed property with a basis equal to the adjusted basis of such OP Units exchanged therefor, reduced by any money distributed in liquidation. Further, the liquidation of the AIMCO Operating Partnership will be taxable to a holder of Units to the extent that the value of any money and marketable securities distributed in liquidation (including any money deemed distributed as a result of relief from liabilities) exceeds such OP Unitholder's tax basis in his OP Units.

ALTERNATIVE MINIMUM TAX

     The Code contains different sets of minimum tax rules applicable to corporate and noncorporate investors. The discussion below relates only to the alternative minimum tax applicable to noncorporate taxpayers. Accordingly, corporate investors should consult with their tax advisors with respect to the effect of the corporate minimum tax provisions that may be applicable to them. Noncorporate taxpayers are subject to an alternative minimum tax to the extent the tentative minimum tax ("TMT") exceeds the regular income tax otherwise payable. The rate of tax imposed on the alternative minimum taxable income ("AMTI") in computing TMT is 26% on the first $175,000 of alternative minimum taxable income in excess of an exemption amount and 28% on any additional alternative minimum taxable income of noncorporate investors. In general, AMTI consists of the taxpayer's taxable income, determined with certain adjustments, plus his items of tax preference. For example, alternative minimum taxable income is calculated using an alternative cost recovery (depreciation) system that is not as favorable as the methods provided for under Section 168 of the Code which the AIMCO Operating Partnership will use in computing its income for regular federal income tax purposes. Accordingly, an OP Unitholder's AMTI derived from the AIMCO Operating Partnership may be higher than such OP Unitholder's share of the AIMCO Operating Partnership's net taxable income. Prospective investors should consult with their tax advisors as to the impact of an investment in OP Units on their liability for the alternative minimum tax.

INFORMATION RETURNS AND AUDIT PROCEDURES


     The AIMCO Operating Partnership will use all reasonable efforts to furnish to each OP Unitholder within 90 days after the close of each taxable year of the AIMCO Operating Partnership, certain tax information, including a Schedule K-1, which sets forth each OP Unitholder's allocable share of the AIMCO Operating Partnership's Taxable Items. In preparing this information the AIMCO GP will use various accounting and reporting conventions to determine the respective OP Unitholder's allocable share of Partnership Tax Items. The AIMCO GP cannot assure a current or prospective OP Unitholder that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.


     No assurance can be given that the AIMCO Operating Partnership will not be audited by the IRS or that tax adjustments will not be made. Further, any adjustments in the AIMCO Operating Partnership's tax returns will lead to adjustments in OP Unitholders' tax returns and may lead to audits of their returns and adjustments of items unrelated to the AIMCO Operating Partnership. Each OP Unitholder would bear the cost of any expenses incurred in connection with an examination of such OP Unitholder's personal tax return.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of Partnership Tax Items generally are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the Tax Matters Partner for these purposes.

     The Tax Matters Partner is authorized, but not required, to take certain actions on behalf of the AIMCO Operating Partnership and OP Unitholders and can extend the statute of limitations for assessment of tax deficiencies against OP Unitholders with respect to the AIMCO Operating Partnership Tax Items. The Tax Matters Partner may bind an OP Unitholder with less than a 1% profits interest in the AIMCO Operating Partnership to a settlement with the IRS, unless such OP Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the OP Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any OP Unitholder having at least a 1% interest in the profits of the AIMCO Operating Partnership or by OP Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each OP Unitholder with an interest in the outcome may participate.

TAXATION OF FOREIGN OP UNITHOLDERS


     A Non-U.S. Holder will be considered to be engaged in a United States trade or business on account of its ownership of an OP Unit. As a result, a Non-U.S. Holder will be required to file federal tax returns with respect to its allocable share of the AIMCO Operating Partnership's income which is effectively connected to its trade or business. A Non-U.S. Holder that is a corporation may also be subject to United States branch profit tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of such income. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the Non-U.S. Holder is resident for tax purposes. Non-U.S. Holders are advised to consult their tax advisors regarding the effects an investment in the AIMCO Operating Partnership may have on information return requirements and other United States and non-United States tax matters, including the tax consequences of an investment in the AIMCO Operating Partnership for the country or other jurisdiction of which such Non-U.S. Holder is a citizen or in which such Non-U.S. Holder resides or is otherwise located.


                             OTHER TAX CONSEQUENCES

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS


     The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the federal laws and interpretations thereof could adversely affect an investment in AIMCO or the AIMCO Operating Partnership. For example, the Clinton Administration recently released a summary of its proposed budget plan which contains several proposals affecting REITs and partnerships. Such proposals would, among other things, prevent the deductibility of interest incurred on certain debt funded directly or indirectly by AIMCO and prevent an OP Unitholder from using all of its basis in OP Units to offset cash received from the AIMCO Operating Partnership pursuant to a redemption unless such OP Unitholder's entire interest in the AIMCO Operating Partnership is redeemed. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to AIMCO or the AIMCO Operating Partnership, or an investment in AIMCO or the AIMCO Operating Partnership, will be changed.


STATE, LOCAL AND FOREIGN TAXES

     The AIMCO Operating Partnership, OP Unitholders, AIMCO and AIMCO stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. It should be noted that the AIMCO Operating Partnership owns properties located in a number of states and local jurisdictions, and the AIMCO Operating Partnership and OP Unitholders may be required to file income tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of the AIMCO Operating Partnership and OP Unitholders and of AIMCO and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the application and effect of state, local foreign tax laws on an investment in the AIMCO Operating Partnership or AIMCO.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows AIMCO to "incorporate by reference" the information AIMCO files with them, which means that AIMCO can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. AIMCO incorporates by reference the documents listed below and any of its future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

        - Apartment Investment and Management Company's Annual Report on Form 10-K/A for the year ended December 31, 1997;

        - Apartment Investment and Management Company's Quarterly Reports on Form 10-Q/A and Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, respectively;


        - Apartment Investment and Management Company's Current Reports on Form 8-K, dated December 23, 1997 (and Amendment No. 1 thereto filed February 6, 1998 and Amendment No. 2 thereto filed May 22, 1998), January 31, 1998, March 17, 1998 (and Amendment No. 1 thereto filed April 3, 1998, Amendment No. 2 thereto filed June 22, 1998, Amendment No. 3 thereto filed July 2, 1998, Amendment No. 4 thereto filed August 6, 1998, Amendment No. 5 thereto filed September 4, 1998 and Amendment No. 6 thereto filed September 25, 1998), September 2, 1998, October 1, 1998, October 19, 1998, November 2, 1998 (and Amendment No. 1 thereto filed November 24, 1998, Amendment No. 2 thereto filed December 12, 1998 and Amendment No. 3 thereto filed December 14, 1998, and Amendment No. 4 thereto filed February 11, 1999), December 21, 1998 (as amended by Amendment No. 1 thereto filed February 11, 1999), January 21, 1999, February 5, 1999, February 11, 1999, February 18, 1999 and February 26, 1999.


        - the description of Apartment Investment and Management Company's capital stock contained in its Registration Statement on Form 8-A (File No. 1-13232) filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description; and

     Although the AIMCO Operating Partnership has not been filing reports with the SEC long enough to allow its reports to be incorporated herein by reference, it does file such reports with the SEC. Additional information about the AIMCO Operating Partnership may be found in the following documents filed with the
SEC:

        - AIMCO Properties, L.P.'s Registration Statement on Form 10, filed September 4, 1998 (and Amendment 1, filed October 16, 1998).

        - AIMCO Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.


        - AIMCO Properties, L.P.'s Current Report on Form 8-K dated November 2, 1998 (and Amendment No. 1 filed December 7, 1998 and Amendment No. 2 filed December 14, 1998), December 21, 1998 (as amended by Amendment No. 1 filed February 11, 1999), and February 5, 1999.


     You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

          Corporate Secretary
        Apartment Investment and Management Company
        1873 South Bellaire Street, 17th Floor
        Denver, Colorado 80222
        (303) 757-8101

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                 LEGAL MATTERS

     Certain matters as to Maryland law and the validity of the Class A Common Stock and the Preferred Stock will be passed upon for AIMCO by Piper & Marbury L.L.P., Baltimore, Maryland. Certain matters as to the validity of the OP Units will be passed upon for the AIMCO Operating Partnership by Skadden, Arps, Slate, Meagher & Flom LLP.


                                    EXPERTS



          Ernst & Young LLP, independent auditors, have audited (i) AIMCO's consolidated financial statements (and schedule) included in AIMCO's Annual Report on Form 10-K/A for the year ended December 31, 1997; (ii) the consolidated financial statements of the AIMCO Operating Partnership as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in the AIMCO Operating Partnership's Registration Statement on Form 10; (iii) Ambassador's consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in AIMCO's Current Report on Form 8-K dated March 17, 1998 (as amended on April 3, 1998); (iv) Ambassador's consolidated financial statements as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996 and the period from August 31, 1994 through December 31, 1994 and the combined financial statements of Prime Properties (Predecessor to Ambassador) for the period from January 1, 1994 through August 30, 1994 included in Amendment No. 1 to AIMCO's Current Report on Form 8-K dated December 23, 1997 filed on February 6, 1998; (v) the consolidated financial statements of Insignia Financial Group, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in AIMCO's Current Report on Form 8-K dated March 17, 1998 (and Amendment No. 1 thereto filed April 3, 1998); (vi) Cirque Apartment Communities combined historical summary of gross income and direct operating expenses for the year ended December 31, 1997 included in AIMCO's Current Report on Form 8-K dated November 2, 1998; (vii) Sun Lake Apartments' historical summary of gross income and direct operating expenses for the year ended December 31, 1997 included in Amendment No. 3 to AIMCO's Current Report on Form 8-K dated November 2, 1998; and (viii) Calhoun Beach Club Apartments' historical summary of gross income and direct operating expenses for the year ended December 31, 1997 included in AIMCO's Current Report on Form 8-K dated December 21, 1998; as set forth in their reports, which are incorporated in this prospectus by reference. These financial statements are incorporated by reference or included in this prospectus in reliance on their reports, given on their authority as experts in accounting and auditing.


     The Combined Historical Summary of Gross Income and Direct Operating Expenses of Realty Investment Apartment Communities I for the year ended December 31, 1997 included in AIMCO's Current Report on Form 8-K dated November 2, 1998, have been audited by Beers & Cutler PLLC, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The Combined Historical Summary of Gross Income and Direct Operating Expenses of Realty Investment Apartment Communities II for the year ended December 31, 1997 included in AIMCO's Current Report on Form 8-K dated November 2, 1998, have been audited by Beers & Cutler PLLC, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                       OF

                             AIMCO PROPERTIES, L.P.


                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS:
  Report of Independent Auditors............................   F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................   F-3
  Consolidated Statements of Income for the Years ended
     December 31, 1997, 1996
     and 1995...............................................   F-4
  Consolidated Statements of Partners' Capital for the Years
     ended December 31, 1997, 1996 and 1995.................   F-5
  Consolidated Statements of Cash Flow for the Years ended
     December 31, 1997, 1996 and 1995.......................   F-6
  Notes to Consolidated Financial Statements................   F-9

INTERIM UNAUDITED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of September 30, 1998 and
     December 31, 1997......................................  F-36
  Consolidated Statements of Income for the Nine Months
     ended September 30, 1998, and 1997.....................  F-37
  Consolidated Statements of Cash Flow for the Nine Months
     ended September 30, 1998, and 1997.....................  F-38
  Notes to Consolidated Financial Statements................  F-42

                         REPORT OF INDEPENDENT AUDITORS

The Partners
AIMCO Properties, L.P.

     We have audited the accompanying consolidated balance sheets of AIMCO Properties, L.P. (the "Partnership") as of December 31, 1997 and 1996, and the related consolidated statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the consolidated financial statement schedule listed in the Index at
Item 15(a)(ii). These financial statements and schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AIMCO Properties, L.P. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

                                            ERNST & YOUNG LLP

Dallas, Texas
March 6, 1998,
  except for Note 21, as to which
  the date is June 5, 1998

                             AIMCO PROPERTIES, L.P.

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                      ASSETS
                                                                 1997        1996
                                                              ----------   --------
Real estate, net of accumulated depreciation of $153,285 and
  $120,077 (see Note 3).....................................  $1,503,922   $745,145
Property held for sale......................................       6,284      6,769
Investments in securities (see Note 4)......................      22,144         --
Investments in and notes receivable from unconsolidated
  subsidiaries (see Note 5).................................      84,459         --
Investments in and note receivable from unconsolidated real
  estate partnerships (see Note 6)..........................     212,150         --
Cash and cash equivalents...................................      37,088     13,170
Restricted cash.............................................      24,229     15,831
Accounts receivable.........................................      28,656      4,344
Deferred financing costs....................................      12,793     11,053
Goodwill....................................................     125,239         --
Other assets................................................      43,546     31,361
                                                              ----------   --------
          Total assets......................................  $2,100,510   $827,673
                                                              ==========   ========
                         LIABILITIES AND PARTNERS' CAPITAL
Secured notes payable (see Note 7)..........................  $  681,421   $242,110
Secured tax-exempt bond financing (see Note 9)..............      74,010     75,497
Secured short-term financing (see Note 8)...................      53,099    192,039
Unsecured short-term financing (see Note 10)................          --     12,500
                                                              ----------   --------
          Total indebtedness................................     808,530    522,146
                                                              ----------   --------
Accounts payable, accrued and other liabilities.............      88,170     16,299
Resident security deposits and prepaid rents................      10,213      4,316
                                                              ----------   --------
          Total liabilities.................................     906,913    542,761
                                                              ----------   --------
Commitments and contingencies (see Note 12).................          --         --
Minority interest (see Note 13).............................      36,335     10,386
Redeemable Partnership Units (see Note 15)..................     197,086     96,064
Partners' capital (see Note 15)
  General and Special Limited Partner.......................     825,597    178,462
  Preferred Units...........................................     134,579         --
                                                              ----------   --------
          Total partners' capital...........................     960,176    178,462
                                                              ----------   --------
          Total liabilities and partners' capital...........  $2,100,510   $827,673
                                                              ==========   ========

          See accompanying notes to consolidated financial statements.

                             AIMCO PROPERTIES, L.P.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                                               1997        1996        1995
                                                             --------    --------    --------
RENTAL PROPERTY OPERATIONS
Rental and other property revenues.........................  $193,006    $100,516    $ 74,947
Property operating expenses................................   (76,168)    (38,400)    (30,150)
Owned property management expenses.........................    (6,620)     (2,746)     (2,276)
Depreciation...............................................   (37,741)    (19,556)    (15,038)
                                                             --------    --------    --------
Income from property operations............................    72,477      39,814      27,483
SERVICE COMPANY BUSINESS
Management fees and other income...........................  $ 13,937    $  8,367    $  8,132
Management and other expenses..............................    (9,910)     (5,352)     (4,953)
Partnership overhead allocation............................      (588)       (590)       (581)
Amortization of management company goodwill................      (948)       (500)       (428)
Depreciation and amortization..............................      (453)       (218)       (168)
                                                             --------    --------    --------
Income from service company business.......................     2,038       1,707       2,002
Minority interests in service company business.............       (10)         10         (29)
                                                             --------    --------    --------
Partnership's share of income from service company
  business.................................................     2,028       1,717       1,973
                                                             --------    --------    --------
General and administrative expenses........................    (5,396)     (1,512)     (1,804)
Interest expense...........................................   (51,385)    (24,802)    (13,322)
Interest income............................................     8,676         523         658
Minority interest..........................................     1,008        (111)         --
Equity in losses of unconsolidated partnerships............    (1,798)         --          --
Equity in earnings of unconsolidated subsidiaries..........     4,636          --          --
                                                             --------    --------    --------
Income from operations.....................................    30,246      15,629      14,988
Gain on disposition of properties..........................     2,720          44          --
                                                             --------    --------    --------
Income before extraordinary item...........................    32,966      15,673      14,988
Extraordinary item -- early extinguishment of debt.........      (269)         --          --
                                                             --------    --------    --------
Net income.................................................    32,697      15,673      14,988
Net income attributable to Preferred Unitholders...........     2,315          --       5,169
                                                             --------    --------    --------
Net income attributable to OP Unitholders..................  $ 30,382    $ 15,673    $  9,819
                                                             ========    ========    ========
Basic earnings per OP Unit.................................  $   1.09    $   1.05    $   0.86
                                                             ========    ========    ========
Diluted earnings per OP Unit...............................  $   1.08    $   1.04    $   0.86
                                                             ========    ========    ========
Weighted average OP Units outstanding......................    27,732      14,978      11,453
                                                             ========    ========    ========
Weighted average OP Units and OP Unit equivalents
  outstanding..............................................    28,113      14,994      11,461
                                                             ========    ========    ========
Distributions paid per OP Unit.............................  $   1.85    $   1.70    $   1.66
                                                             ========    ========    ========

          See accompanying notes to consolidated financial statements.

                             AIMCO PROPERTIES, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                              GENERAL PARTNER
                                                                AND SPECIAL
                                                                  LIMITED       PREFERRED
                                                                  PARTNER         UNITS       TOTAL
                                                              ---------------   ---------   ---------
PARTNERS' CAPITAL AT JANUARY 1, 1995........................     $137,354       $ 107,228   $ 244,582
Contributions from AIMCO related to Class A common
  offering..................................................       46,874              --      46,874
Repurchase of OP Units......................................      (10,628)             --     (10,628)
OP Units redeemed to Special Limited Partner................           18              --          18
Redemption of mandatorily redeemable 1994 Cumulative
  Convertible Senior Preferred Units........................           --        (107,228)   (107,228)
Net income..................................................        8,206           5,169      13,375
Distributions paid to Preferred Unit holders................           --          (5,169)     (5,169)
Distributions paid to OP Unit holders.......................      (15,757)             --     (15,757)
Adjustment to reflect limited partners' equity at redemption
  value.....................................................       (5,120)             --      (5,120)
                                                                 --------       ---------   ---------
PARTNERS' CAPITAL AT DECEMBER 31, 1995......................      160,947              --     160,947
Contributions from AIMCO related to Class A common
  offering..................................................       28,136              --      28,136
Contributions from AIMCO related to options exercised.......           58              --          58
Contribution from AIMCO related to stock purchased by
  officers, net of notes receivable of $7,140...............       11,437              --      11,437
Repurchase of OP Units......................................       (4,255)             --      (4,255)
OP Units redeemed to Special Limited Partner................        3,799              --       3,799
Acquisition of real estate or interests in real estate
  partnerships through issuance of OP Units.................       15,294              --      15,294
Net income..................................................       12,984              --      12,984
Distributions paid to OP Unit holders.......................      (20,736)             --     (20,736)
Adjustment to reflect limited partners' equity at redemption
  value.....................................................      (29,202)             --     (29,202)
                                                                 --------       ---------   ---------
PARTNERS' CAPITAL AT DECEMBER 31, 1996......................      178,462              --     178,462
Contributions from AIMCO related to Class A common
  offering..................................................      510,114              --     510,114
Contributions from AIMCO related to Class B preferred
  offering..................................................           --          75,000      75,000
Contributions from AIMCO related to Class C preferred
  offering..................................................           --          58,110      58,110
Contribution from AIMCO related to stock purchased by
  officers, net of notes receivable of $33,517..............        1,198              --       1,198
Contributions from AIMCO related to options and warrants
  exercised, net of notes receivable of $9,045..............         (327)             --        (327)
Acquisition of NHP through issuance of OP Units.............      180,851              --     180,851
OP Units redeemed to Special Limited Partner................        8,621              --       8,621
Repayment of notes receivable from officers of AIMCO........       14,540              --      14,540
Net Income..................................................       26,318           2,315      28,633
Distributions paid to OP Unit holders.......................      (44,660)             --     (44,660)
Distributions paid to Class B Preferred Unit holders........           --            (846)       (846)
Adjustment to reflect limited partners' equity at redemption
  value.....................................................      (47,837)             --     (47,837)
Unrealized loss on investments..............................       (1,683)             --      (1,683)
                                                                 --------       ---------   ---------
PARTNERS' CAPITAL AT DECEMBER 31, 1997......................     $825,597       $ 134,579   $ 960,176
                                                                 ========       =========   =========

          See accompanying notes to consolidated financial statements

                             AIMCO PROPERTIES, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                1997        1996       1995
                                                              ---------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income................................................  $  32,697   $ 15,673   $  14,988
                                                              ---------   --------   ---------
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     43,520     21,209      15,859
    Gain on disposition of property.........................     (2,720)       (44)         --
    Minority interests......................................     (1,008)       111          --
    Equity in losses of unconsolidated partnerships.........      1,798         --          --
    Equity in earnings of unconsolidated subsidiaries.......     (4,636)        --          --
    Extraordinary loss on early extinguishment of debt......        269         --          --
    (Increase) decrease in restricted cash..................     (7,421)     6,678      (6,072)
    Increase in other operating assets, net.................    (15,799)    (4,785)     (1,567)
    Increase (decrease) in operating liabilities, net.......     26,332        (36)      2,703
                                                              ---------   --------   ---------
        Total adjustments...................................     44,399     25,822      12,536
                                                              ---------   --------   ---------
        Net cash provided by operating activities...........     73,032     38,806      25,911
                                                              ---------   --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................     21,792     17,147          --
  Purchase of real estate...................................   (376,315)   (26,032)    (52,419)
  Purchase of NHP common stock, notes receivable, general
    and limited partnership interests and other assets......   (199,146)   (53,878)         --
  Note receivable and investment in unconsolidated
    subsidiary..............................................    (59,787)        --          --
  Advances to unconsolidated partnerships...................    (42,879)        --          --
  Additions to property held for sale.......................       (247)    (5,718)         --
  Capital replacements......................................     (7,350)    (5,133)     (2,865)
  Initial capital expenditures..............................     (9,108)    (6,194)     (4,879)
  Construction in progress and capital enhancements.........     (8,477)    (7,629)       (639)
  Proceeds from sale of property held for sale..............        303         --          --
  Purchase of NHP mortgage loans............................    (60,575)        --          --
  Purchase of Ambassador common stock.......................    (19,881)        --          --
  Distributions received from unconsolidated subsidiary.....     45,791         --          --
  Purchase of office equipment and leasehold improvements...     (1,784)      (707)        (19)
                                                              ---------   --------   ---------
        Net cash used investing activities..................   (717,663)   (88,144)    (60,821)
                                                              ---------   --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of OP Units, net of underwriting
    and offering costs......................................    510,114     28,136      46,792
  Principal repayments received on notes due from Officers
    on OP Unit purchases....................................     25,957         --          --
  Proceeds from exercises of employee stock options and
    warrants................................................        871         --          --
  Proceeds from issuance of Class B Preferred Units.........     75,000         --          --
  Proceeds from issuance of Class C Preferred Units.........     58,110         --          --
  Proceeds from secured tax-exempt bond financing...........         --     58,010          --
  Proceeds from secured notes payable borrowings............    225,436         --     155,401
  Principal paydowns on secured tax-exempt bond financing...     (1,487)   (48,703)         --
  Principal paydowns on secured notes payable...............    (12,512)   (28,463)    (43,666)
  Principal paydowns on unsecured short-term note payable...        (79)        --          --
  Net borrowings (paydowns) on Credit Facility..............   (162,008)    40,800     (17,600)
  Proceeds from secured short-term financing................     19,050     30,119      25,000
  Proceeds (payoff) from unsecured short-term financing.....    (12,500)    12,500          --
  Payment of loan costs, including proceeds and costs from
    interest rate hedges....................................     (6,387)    (3,464)     (4,703)
  Redemption of mandatorily redeemable 1994 Cumulative
    Convertible Senior Preferred Units and repurchase of
    unregistered OP Units...................................         --         --    (107,228)
  Payment of distribution on mandatorily redeemable 1994
    Cumulative Convertible Senior Preferred Units...........         --         --      (5,169)
  Repurchase of OP Units....................................         --     (4,255)         --
  Payment of distributions to limited partners..............     (5,510)    (3,815)      2,925)
  Payment of distributions to OP Unitholders................    (44,660)   (20,736)    (15,757)
  Payment of Class B Preferred Unit distributions...........       (846)        --          --
                                                              ---------   --------   ---------
        Net cash provided by financing activities...........    668,549     60,129      30,145
                                                              ---------   --------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     23,918     10,791      (4,765)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............     13,170      2,379       7,144
                                                              ---------   --------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  37,088   $ 13,170   $   2,379
                                                              =========   ========   =========

          See accompanying notes to consolidated financial statements.

                             AIMCO PROPERTIES, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                   (IN THOUSANDS EXCEPT UNIT AND SHARE DATA)

SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                1997      1996      1995
                                                              --------   -------   -------
Interest paid...............................................  $ 51,076   $22,869   $12,170

NON CASH INVESTING AND FINANCING ACTIVITIES

PURCHASE OF REAL ESTATE, CASH COLLATERAL AND PROPERTY MANAGEMENT BUSINESSES

                                                                1997      1996      1995
                                                              --------   -------   -------
Secured notes payable assumed in connection with purchase of
  real estate...............................................  $140,451   $31,796   $ 8,242
Secured short-term financing assumed in connection with
  purchase of real estate...................................     9,600     5,072        --
Real estate, restricted cash, cash collateral and property
  management businesses contributed in exchange for
  Partnership Units ("OP Units")............................    55,906    15,279     2,626
OP Units issued in consideration for purchase of real
  estate....................................................        --    15,294        --
                                                              --------   -------   -------
                                                              $205,957   $67,441   $10,868
                                                              ========   =======   =======

PURCHASE OF NHP REAL ESTATE COMPANIES

     In 1997, the Partnership, individually and through Apartment Investment and Management Company ("AIMCO"), the General Partner and Special Limited Partner of the Partnership, acquired NHP Partners, Inc., NHP Partners Two Limited Partners and their subsidiaries (collectively, the "NHP Real Estate Companies") and all of the common stock of NHP Incorporated ("NHP") in exchange for 6,759,148 shares of AIMCO Class A Common Stock ("Class A Common Shares") with a recorded value of $180.9 million, $141.3 million in cash and warrants to purchase 399,999 Class A Common Shares in a series of related transactions (see Notes 5 and 6).

     The aggregate purchase price consisted of the following:

Assets purchased............................................  $638,944
Liabilities assumed.........................................   312,555
Cash paid...................................................   141,328
OP Units issued.............................................   180,851
Options issued..............................................     4,210

PURCHASE OF ENGLISH PORTFOLIO

     In 1996, the Partnership issued 789,039 OP Units with a recorded value of $16,877 and assumed $1,051 in secured short-term financing in connection with the purchase of certain partnership interests, real estate and related assets (the "English Portfolio") owned by J.W. English and certain affiliated entities.

     The aggregate purchase price consisted of the following:

Assets purchased............................................  $218,268
Liabilities assumed.........................................   172,154
Cash paid...................................................    29,237
OP Units issued.............................................    16,877

                             AIMCO PROPERTIES, L.P.

                   (IN THOUSANDS EXCEPT UNIT AND SHARE DATA)

REPAYMENT OF SECURED NOTE PAYABLE

     In 1996, 63,152 OP Units with a recorded value of $1,168 were issued in connection with the repayment of the second deed of trust on a property purchased in 1996.

RECEIPT OF NOTES RECEIVABLE DUE FROM OFFICERS

     In 1997, AIMCO received promissory notes from officers of AIMCO for a total of $42.6 million in connection with the sale of 1,462,735 Class A Common Shares (of which $14,664 was repaid in 1997 and an additional $5.7 million was repaid in February and March 1998). The notes receivable were contributed by AIMCO to the Partnership in exchange for 1,462,735 OP Units.

     In 1996, AIMCO received promissory notes due from officers of AIMCO for a total of $18,557 in connection with the sale of 895,250 Class A Common Shares (of which $11,440 was repaid in March 1997). The notes receivable were contributed by AIMCO to the Partnership in exchange for 895,250 OP Units.

OTHER

     In 1997, the Partnership issued an additional 216,564 OP Units with a recorded value of $7,469 in connection with the purchase of certain partnership interests.

                             AIMCO PROPERTIES, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996, AND 1995

NOTE 1 -- ORGANIZATION

     AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership" (and together with entities in which the Partnership has a controlling financial interest, the "Company")), a Delaware limited partnership, was formed on May 16, 1994 to conduct the business of acquiring, developing, leasing, and managing multi-family apartment communities. Apartment and Investment Management Company ("AIMCO") is the General Partner and Special Limited Partner, as defined in the Second Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P. (the "Agreement"), of the Partnership. In addition, AIMCO is the holder of all Partnership Preferred Units ("Preferred Units") outstanding in the Partnership. The Limited Partners of the Partnership are individuals or entities that own limited partnership units in the Partnership ("OP Units") other than AIMCO. After holding the OP Units for one year, the Limited Partners have the right to redeem their OP Units for cash, subject to the prior right of AIMCO to elect to acquire some or all of the OP units tendered for redemption for cash or in exchange for shares of Class A Common Stock, on a one-for-one ratio.

     The Partnership, through its operating divisions and subsidiaries, was formed to hold and conduct substantially all of AIMCO's operations and manages the daily operations of AIMCO's business and assets. All employees of the Company are employees of the Partnership; AIMCO has no employees.

     According to the terms of the Agreement, the capital structure of the Partnership, in terms of the OP units owned by the General Partner, the Special Limited Partner and the Preferred Units outstanding, is required to mirror the capital structure of AIMCO, with the only difference being the Partnership has additional OP Units outstanding which are owned by the Limited Partners. Therefore, AIMCO is required to contribute to the Partnership all proceeds from offerings of its Class A Common Stock, preferred stock, or any other equity offerings. In addition, substantially all of AIMCO's assets must be owned through the Partnership; therefore, AIMCO is generally required to contribute to the Partnership all assets acquired. In exchange for the contribution of offering proceeds or assets, AIMCO receives additional interests in the Partnership with similar terms (i.e., if AIMCO contributes proceeds of a preferred stock offering, AIMCO receives Preferred Units).

     AIMCO frequently consummates transactions for the benefit of the Partnership. For legal, tax or other business reasons, AIMCO may hold title or ownership of certain assets until they can be transferred to the Partnership. However, the Partnership has a controlling financial interest in all of AIMCO's assets in the process of transfer to the Partnership.

     In December 1997, AIMCO acquired all of the outstanding stock of NHP in a purchase transaction. Subsequent to completion of the transaction, AIMCO contributed substantially all the assets and liabilities of NHP to the Partnership in exchange for OP Units. NHP provided a broad array of real estate services nationwide, including property management and asset management. As of December 31, 1997, substantially all of the Partnership's property and asset management business is conducted through PAMS, Inc., PAMS, LP and unconsolidated subsidiaries of the Partnership.

     At December 31, 1997, the Partnership had 45,802,097 OP Units outstanding, 750,000 Class B Preferred Units outstanding and 2,400,000 Class C Preferred Units outstanding.

     At December 31, 1997, the Partnership owned or controlled 40,039 units in 147 apartment properties (the "Owned Properties"), held an equity interest in 83,431 units in 515 apartment properties (the "Equity Properties") and managed 69,587 units in 374 apartment properties for third party owners and affiliates (the "Managed Properties" and, together with the Owned Properties and Equity Properties, the "AIMCO Properties"), bringing the total managed portfolio to 193,057 units in 1,036 apartment properties. The AIMCO Properties are located in 42 states, the District of Columbia and Puerto Rico.

                             AIMCO PROPERTIES, L.P.

NOTE 2 -- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Partnership and subsidiaries and limited partnerships in which the Partnership has a controlling financial interest. Pursuant to a Management and Contribution Agreement between the Partnership and AIMCO, the Partnership has acquired, in exchange for interests in the Partnership, the economic benefits of subsidiaries of AIMCO in which the Partnership does not have an interest, and AIMCO has granted the Partnership a right of first refusal to acquire such subsidiaries' assets for no additional consideration. Pursuant to the agreement, AIMCO has also granted the Partnership certain rights with respect to assets of such subsidiaries. Interests held by limited partners in real estate partnerships controlled by the Partnership are reflected as Minority Interests in Other Partnerships.

     All significant intercompany balances and transactions have been eliminated in consolidation.

  Investments in Unconsolidated Subsidiaries

     The Partnership has investments in numerous subsidiaries. Investments in entities in which the Partnership does not have control, are accounted for under the equity method. Under the equity method, the Partnership's pro-rata share of the earnings or losses of the entity for the periods being presented is included in earnings (losses) from unconsolidated subsidiaries (see Note 5).

  Investments in and Notes Receivable from Real Estate Partnerships

     The Company owns general and limited partnership interests in numerous partnerships that own multi-family apartment properties. Investments in real estate partnerships in which the Company does not have control, are accounted for under the equity method. Under the equity method, the Company's pro-rata share of the earnings or losses of the entity for the periods being presented is included in earnings (losses) from unconsolidated partnerships (see Note 6).

  Real Estate and Depreciation

     Real estate is recorded at cost, less accumulated depreciation, unless considered impaired. If events or circumstances indicate that the carrying amount of a property may be impaired, the Partnership will make an assessment of its recoverability by estimating the future undiscounted cash flows, excluding interest charges, of the property. If the carrying amount exceeds the aggregate future cash flows, the Partnership would recognize an impairment loss to the extent the carrying amount exceeds the fair value of the property. As of December 31, 1997, management believes that no impairments exist based on periodic reviews. No impairment losses were recognized for the years ended December 31, 1997, 1996 and 1995.

     Expenditures that maintain an existing asset which has a useful life of more than one year are capitalized as capital replacement expenditures and depreciated over the estimated useful life of the asset.

     Depreciation is calculated on the straight-line method based on a fifteen to thirty year life for buildings and improvements and five years for furniture, fixtures and equipment.

     Initial capital expenditures are those costs considered necessary by the Partnership in its investment decision to correct deferred maintenance or improve a property. Capital enhancements are costs incurred that add a material new feature or increase the revenue potential of a property. Initial capital expenditures and capital enhancement costs are capitalized and depreciated over the estimated useful lives of the related assets.

                             AIMCO PROPERTIES, L.P.

     The Partnership capitalizes direct and indirect costs (including interest, taxes and other costs) in connection with the development or redevelopment of its Owned Properties and land under development. Direct costs associated with the acquisition of Owned Properties are capitalized as a cost of the assets acquired, and are depreciated over the estimated useful lives of the related assets.

     Expenditures for ordinary repairs, maintenance and apartment turnover costs are expensed as incurred.

  Property Held for Sale

     Property held for sale is recorded at the lower of cost, less accumulated depreciation, or estimated sales proceeds less selling costs. Upon management's determination that a property is to be sold, the Partnership ceases deprecation of the property's assets.

  Cash Equivalents

     The Partnership considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

  Restricted Cash

     Restricted cash includes capital replacement reserves, completion repair reserves, bond sinking fund amounts, and tax and insurance impound accounts held by lenders.

  Goodwill

     The Partnership records goodwill in connection with purchase business combinations where the aggregate purchase price exceeds the fair value of the assets acquired. Goodwill is amortized on a straight-line basis over a period of 20 years, which represents its useful life.

  Deferred Financing Costs

     Fees and costs incurred in obtaining financing are capitalized. Such costs are amortized over the terms of the related loan agreements and are charged to interest expense.

  Other Assets

     Intangible assets are included in other assets and consist of costs associated with the purchase of property management businesses, including property management contracts, legal and other acquisition costs. These costs are amortized on a straight-line basis over terms ranging from five to twenty years.

  Compensated Absences

     The Partnership employees earn vacation time ratably throughout the calendar year. The rate at which vacation time is earned is based primarily on an employee's length of service. An employee may accrue up to the maximum number of hours for which he/she is eligible to take in any one calendar year. The Partnership's policy is to compensate employees for all vacation time earned, but not taken, upon the employee's termination. As of December 31, 1997, the Partnership has not accrued vacation pay earned, but not yet taken by its employees. Management does not believe that the accrual of earned vacation compensation would have a material effect on the consolidated financial statements.

  Redeemable Partnership Units

     The Partnership accounts for the outstanding common units not held by AIMCO as redeemable partnership units. These units are classified outside of permanent partners' capital in the accompanying

                             AIMCO PROPERTIES, L.P.

balance sheet. The units are initially recorded at their fair value and subsequently adjusted based on the fair value at the balance sheet date as measured by the closing price of AIMCO's common stock on that date by the total number of units outstanding (see Note 15).

  Revenue Recognition

     The AIMCO Properties have operating leases with apartment residents with terms generally of six months or less. Rental revenues and property management and asset management fees are recognized when earned.

  Interest Rate Lock Agreements

     Interest rate lock agreements related to planned refinancings of identified variable rate indebtedness are accounted for as anticipatory hedges. Upon the refinancing of such indebtedness, any gain or loss associated with the termination of the interest rate lock agreement is deferred and recognized over the life of the refinanced indebtedness (see Note 11). In order for the interest rate lock to qualify as an anticipatory hedge, the following criteria must be met: (a) the refinance being hedged exposes the Partnership to interest rate risk; (b) the interest rate lock is designated as a hedge; (c) the significant characteristics and expected terms of the refinance are identified; and (d) it is probable that the refinance will occur. The Partnership believes that all four of the above qualifications have been met. In the event that any of the above qualifications are not met, the interest rate lock will not qualify as an anticipatory hedge, and the gain or loss on the interest rate lock will be recognized in the current period's earnings.

  Income Taxes

     Income or losses of the Partnership are allocated to the partners of the Partnership for inclusion in their respective income tax returns. Accordingly, no provision or benefit for income taxes has been made in the accompanying financial statements. AIMCO has elected to be taxed as a real estate investment trust ("REIT") as defined under the Internal Revenue Code of 1986, as amended (the "Code"). In order for AIMCO to qualify as a REIT, at least 95% of AIMCO's gross income in any year must be derived from qualifying sources. The activities of PAMS, Inc., PAMS, LP and other unconsolidated subsidiaries engaged in the service company business are not qualifying sources.

     As a REIT, AIMCO generally will not be subject to U.S. federal income taxes at the corporate level if it distributes at least 95% of its REIT taxable income to its shareholders. REITs are also subject to a number of other organizational and operational requirements. If AIMCO fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if AIMCO qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. federal income and excise taxes on its undistributed income.

     For income tax purposes, distributions paid to holders of OP Units consist of ordinary income, capital gains, return of capital or a combination thereof. Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences for U.S. federal tax purposes in the estimated useful lives used to compute depreciation and the carrying value (basis) of the investments in the Owned Properties.

                             AIMCO PROPERTIES, L.P.

     For the years ended December 31, 1997, 1996 and 1995, distributions paid per OP Unit were taxable as follows:

                                         1997      %     1996      %     1995      %
                                         -----    ---    -----    ---    -----    ---
Ordinary income........................  $1.74     94%   $1.45     85%   $1.48     89%
Return of capital......................     --     --     0.25     15%    0.18     11%
Capital gains..........................   0.04      2%      --     --       --     --
Depreciation recapture.................   0.07      4%      --     --       --     --
                                         -----    ---    -----    ---    -----    ---
                                         $1.85    100%   $1.70    100%   $1.66    100%
                                         =====    ===    =====    ===    =====    ===

  Earnings Per OP Unit

     Earnings per OP Unit is calculated based on the weighted average number of OP Units, OP Unit equivalents and dilutive convertible securities outstanding during the period. Diluted earnings per OP Unit is based upon the weighted average number of OP Units outstanding during the period and includes the effect of potential issuance of additional OP Units if stock options and warrants were exercised or converted into common stock of AIMCO (see Note 17).

  Fair Value of Financial Instruments

     The estimated aggregate fair value of the Partnership's cash and cash equivalents, receivables, payables and short-term secured and unsecured financing as of December 31, 1997 is assumed to approximate their carrying value due to their relatively short terms. Management further believes that, after consideration of interest rate agreements, the fair market value of the Partnership's secured tax-exempt bond financing and secured long-term financing approximates their carrying value, based on market comparisons to similar types of debt instruments having similar maturities.

     In valuing its investments in securities at their quoted market price, the Partnership has recognized unrealized losses on investments of $1.7 million as of December 31, 1997, which are included as a component of partners' capital.

  Insurance Subsidiary

     Reinsurance premiums written are earned on a monthly pro rata basis over the terms of the policies. A reserve for outstanding losses and loss-related expenses of $14.8 million has been provided at December 31, 1997. The reserve includes estimates for insurance losses incurred but not reported, as well as losses pending settlement. Reserves are based on Management's estimates and are believed to be adequate.

  Use of Estimates

     The preparation of the Partnership's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

                             AIMCO PROPERTIES, L.P.

NOTE 3 -- REAL ESTATE

     Real estate at December 31 is as follows (in thousands):

                                                                 1997        1996
                                                              ----------   ---------
Land........................................................  $  265,570   $ 118,031
Buildings and improvements..................................   1,391,637     747,191
                                                              ----------   ---------
                                                               1,657,207     865,222
Accumulated depreciation....................................    (153,285)   (120,077)
                                                              ----------   ---------
                                                              $1,503,922   $ 745,145
                                                              ==========   =========

     During the years ended December 31, 1997 and 1996, the Company purchased or acquired control of 59 properties (17,191 units) and 42 properties (10,484 units), respectively, and disposed of five properties (916 units) and four properties (1,265 units), respectively, as described below.

     The Partnership directly acquired nine apartment communities in unrelated transactions during 1997 (the "1997 Acquisitions"). The aggregate consideration paid by the Partnership of $204.3 million consisted of $75.4 million in cash,
1.9 million OP Units with a total recorded value of $55.9 million and the assumption of $73.0 million of secured long-term indebtedness.

     As a result of acquisition of the NHP Real Estate Companies (see Note 6) and related tender offers to limited partners, the Company acquired a controlling interest in 15 partnerships (the "Controlled NHP Partnerships"), which own 5,285 units located in 15 apartment communities. The portion of the aggregate purchase price for the NHP Real Estate Companies allocated to the Controlled NHP Partnerships was approximately $269.3 million, including the assumption of approximately $212.3 million of mortgage indebtedness.

     In October 1997, the Partnership acquired a portfolio of 35 residential apartment properties (the "Winthrop Portfolio"). The aggregate purchase price of $263.0 million, including transaction costs, was comprised of $115.6 million in cash, the assumption of $8.3 million in mortgage indebtedness and the creation of $139.1 million of new indebtedness secured by the properties. The Partnership has also budgeted an additional $16.0 million in initial capital expenditures related to the Winthrop Portfolio.

     During 1997, the Partnership sold five apartment properties containing 916 units to an unaffiliated third party (the "1997 Dispositions"). Cash proceeds from the sale of approximately $22.7 million were used to repay a portion of the Partnership outstanding indebtedness. The Partnership recognized a gain of approximately $2.8 million on the disposition on these five properties.

     The Partnership acquired 100% ownership in seven apartment properties in unrelated transactions in 1996 (the "1996 Acquisitions"). The aggregate consideration paid by the Partnership of $93.1 million consisted of $26.0 million in cash, 1,449,403 in OP Units with a total recorded value of $30.3 million and the assumption of $31.7 million of secured long-term indebtedness and $5.1 million of secured short-term indebtedness. Each transaction, with the exception of Peachtree Park and Somerset Village (see Note 19), was with an unaffiliated third party.

     In November 1996, the Partnership completed the acquisition (the "English Portfolio Acquisition") of certain partnership interests, real estate and related assets owned by J.W. English, a Houston, Texas-based real estate syndicator and developer, and certain affiliated entities (collectively, the "J.W. English Companies"). The English Portfolio Acquisition included the purchase of all of the general and some of the limited partnership interests in 22 limited partnerships which act as the general partner to 31 limited partnerships (the "English Partnerships") that own 22 multi-family apartment properties, aggregating 5,230 apartment units, and four commercial properties, primarily in Houston, Texas; title to a 104-unit apartment property in

                             AIMCO PROPERTIES, L.P.

Houston, Texas; certain assets of J. W. English Management Company which provided management services to the apartment properties; and other real estate interests related to the J.W. English Companies' operations. The aggregate purchase price of the English Portfolio Acquisition was $23.1 million, consisting of $15.2 million in OP Units and $7.9 million in cash. The English Partnerships are subject to approximately $95.4 million of mortgage debt.

     The Partnership also made separate offers (the "English Tender Offers") to the limited partners of 25 of the English Partnerships (the "Tender Offer English Partnerships") to acquire their limited partnerships interests. The various limited partners accepted tenders representing, in the aggregate, approximately 46% of all outstanding limited partnership interests in the Tender Offer English Partnerships. The Partnership paid $16.0 million in cash and $1.7 million in OP Units for the interests tendered in the English Tender Offers. The remaining limited partners elected to continue as limited partners in the Tender Offer English Partnerships.

     In a series of related transactions completed in November and December 1996, the Partnership acquired general partnership interests in 21 limited partnerships which own twelve multi-family apartment properties (collectively, the "Dallas Acquisition Properties") aggregating 2,839 apartment units, primarily in the Dallas, Texas metropolitan area, and loans made by the general partners and their affiliates to such partnerships, for an aggregate price of $26.7 million in cash (collectively, the "Dallas Portfolio Acquisition"). The Dallas Acquisition Properties are subject to approximately $60.7 million of mortgage debt. The existing limited partners retained their interest in such limited partnerships.

     During 1996, the Partnership disposed of four properties (the "1996 Dispositions"). The properties were sold to one unaffiliated third party. The cash proceeds from the disposition of approximately $17.1 million were used to pay down $9.2 million of the Partnership's outstanding indebtedness and to provide funds available for future investment purposes. The Partnership recognized a total gain of approximately $44,000 on the disposition of these four properties.

     In the fourth quarter of 1996, the Partnership completed construction of a 92 apartment unit expansion within the Fairways Apartments in Phoenix, Arizona for a cost of approximately $6.0 million.

     In 1996, the Partnership acquired Sun Katcher Apartments, a 360-unit apartment property located in Jacksonville, Florida, at a cost of $4.0 million. In 1997, the redevelopment of Sun Katcher was completed at a cost of $4.9 million. The Partnership also recently commenced the renovation and upgrading of Bay West Apartments, a 376-unit apartment property located in Tampa, Florida, for a projected cost of $4.8 million (of which $0.9 million has already been spent), to reposition the property in the marketplace. In addition, the Partnership expects to undertake a major renovation of the Morton Towers Apartments, a 1,277-unit apartment property located in Miami Beach, Florida, at an estimated cost of $35.0 million. Approximately $0.4 million has been spent on the Morton Towers redevelopment as of December 31, 1997.

     Interest of $1.3 million, $0.8 million and $0.1 million was capitalized for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 4 -- INVESTMENT IN AMBASSADOR APARTMENTS, INC.

     In September 1997, the Partnership acquired 886,600 shares of common stock ("Ambassador Common Stock") of Ambassador Apartments, Inc. ("Ambassador"), a publicly traded REIT, for $19.9 million in cash. The shares acquired represented 8.4% of the shares of Ambassador Common Stock outstanding as of the date of the purchase. As of December 31, 1997, the fair market value of the Ambassador stock is $18.2 million. Accordingly, the Partnership has recognized an unrealized loss on the Ambassador investment of $1.7 million, which is included as a component of partners' capital.

     On December 23, 1997, AIMCO and Ambassador entered into an Agreement and Plan of Merger (the "Ambassador Merger Agreement") pursuant to which Ambassador will be merged with and into AIMCO,

                             AIMCO PROPERTIES, L.P.

with AIMCO being the surviving corporation (the "Ambassador Merger"). The Ambassador Merger Agreement also provides that, unless otherwise agreed by the parties, Ambassador Apartments, L.P., a Delaware limited partnership (the "Ambassador Operating Partnership"), will be merged with and into the Partnership (the "Ambassador Reorganization") and all outstanding Ambassador Operating Partnership interests will be converted into OP Units at the Conversion Ratio, as defined below. Ambassador conducts substantially all of its operations through the Ambassador Operating Partnership and its subsidiaries. In the Ambassador Merger Agreement, the Ambassador Common Stock is valued at $21 per share. Holders of Ambassador Common Stock will receive for each share an amount of Class A Common Stock equal to the Conversion Ratio. The "Conversion Ratio" means the quotient determined by dividing $21 by the "AIMCO Index Price," which is the aggregate of the average of the high and low sales prices for Class A Common Stock on each of the twenty consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the closing of the Ambassador Merger, divided by 20. If the AIMCO Index Price is less than $36 (i.e. the Conversion Ratio is greater than 0.583), then the AIMCO may elect to fix the Conversion Ratio at 0.583 and pay to each holder of Ambassador Common Stock cash sufficient to provide $21 in value for each share of Ambassador Common Stock.

     The Ambassador Merger Agreement provides that any outstanding options to purchase Ambassador Common Stock may be converted, at the election of the option holder, into cash or options to purchase Class A Common Stock at the Conversion Ratio. The Ambassador Merger Agreement further states that Ambassador's outstanding preferred stock, par value $0.01 per share (the "Ambassador Preferred Stock"), shall be redeemed, subject to the right of holders of shares of Ambassador Preferred Stock to convert such shares into Ambassador Common Stock, immediately prior to the Ambassador Merger.

     Ambassador is a self-administered and self-managed REIT engaged in the ownership and management of garden-style apartment properties leased primarily to middle income tenants. As of December 31, 1997, Ambassador owned 52 apartment communities with a total of 15,728 units located in Arizona, Colorado, Florida, Georgia, Illinois, Tennessee and Texas. In addition, Ambassador manages one property containing 252 units for an unrelated third party. Ambassador conducts substantially all of its operations through the Ambassador Operating Partnership and its subsidiaries. As of December 31, 1997, Ambassador held approximately 94% of the outstanding common units and 100% of the outstanding preferred units of the Ambassador Operating Partnership.

     The closing of the Ambassador Merger occurred during the second quarter of 1998 (see Note 22).

NOTE 5 -- INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED SUBSIDIARIES

     In order to satisfy certain requirements of the Internal Revenue Code (the "Code") applicable to AIMCO's status as a REIT, certain assets of the Company are held through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method. As of December 31, 1997, the Unconsolidated Subsidiaries included AIMCO/NHP Holdings, Inc. ("ANHI"), AIMCO/NHP Properties, Inc. ("ANPI"), NHP Property Management Company ("NHPMC"), and NHP A&R Services, Inc. ("NHPA&R").

     In May and September of 1997, AIMCO acquired an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). Pursuant to the NHP Merger, each outstanding share of NHP Common Stock was converted into either (i) 0.74766 shares of Class A Common Stock or (ii) at the shareholder's option, 0.37383 shares of Class A Common Stock and

                             AIMCO PROPERTIES, L.P.

$10.00 in cash. As a result of the NHP Merger, AIMCO issued 6,759,148 shares of Class A Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase was $349.5 million. Subsequent to the NHP Merger, AIMCO contributed substantially all the assets and liabilities of NHP to the Partnership in exchange for OP Units.

     In connection with the NHP Merger, the Partnership recorded approximately $125 million in goodwill, which is being amortized using the straight line method over a period of 20 years.

     In addition, in connection with the NHP Merger, the Partnership executed a plan to close NHP's headquarters in Vienna, Virginia. Concurrent with this plan, certain employees of NHP were either terminated or relocated to the Indianapolis, Indiana office. The Partnership incurred $2.7 million in severance and relocation costs, which were capitalized as a cost of the acquisition.

     In connection with the purchase of NHP, the Partnership acquired NHP's property management business, as well as several other businesses, including a membership purchasing organization, home health care services, and insurance services. Immediately following the purchase, the Partnership completed a reorganization which resulted in those businesses being conducted by ANHI, ANPI, NHPMC and NHPA&R.

     As of December 31, 1997, the Partnership's investment in the Unconsolidated Subsidiaries totaled $84.5 million, which consisted of $50.0 million in notes receivable from, and $34.5 million in preferred stock of, the Unconsolidated Subsidiaries.

     See selected combined financial information for the Partnership's Unconsolidated Subsidiaries and unconsolidated partnerships at Note 6.

NOTE 6 -- INVESTMENT IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED REAL ESTATE PARTNERSHIPS

     In connection with the purchase of the NHP Real Estate Companies, the Company acquired general and limited partnership interests in partnerships that own 82,374 conventional and affordable apartment units in 519 apartment properties. The Company's ownership interests in these partnerships ranges from 1% to 100%, and the provisions of the partnership agreements give the Company varying degrees of control.

     Subsequent to the acquisition of the NHP Real Estate Companies, the Company contributed interests in certain of the limited partnerships which they controlled to AIMCO/NHP Partners, L.P. ("ANPLP"), a partnership in which the Partnership owns a 99% limited partnership interest. A limited liability company owned by certain directors and officers of AIMCO is the 1% general partner of ANPLP. Based on the provisions of the partnership agreement for ANPLP, the Partnership does not possess control of the partnership.

     At December 31, 1997, Company's investment in unconsolidated partnerships totaled $212.1 million.

                             AIMCO PROPERTIES, L.P.

     The following table provides selected combined financial information for both the Company's Unconsolidated Subsidiaries and unconsolidated partnerships as of and for the year ended December 31, 1997 (in thousands):

Real estate, net of accumulated depreciation................  $2,252,702
Management contracts........................................      51,441
Goodwill....................................................      45,494
Total assets................................................   2,827,264
Secured notes payable.......................................   2,951,989
Stockholders' and partners' equity..........................    (767,201)
Total liabilities and stockholders' and partners' equity....  $2,827,264
Rental and other property revenues..........................  $  501,384
Property operating expenses.................................    (303,547)
Depreciation expense........................................     (63,384)
Service company revenues....................................      23,776
Service company expenses....................................     (11,733)
Interest expense............................................     156,929
Net loss before gain on disposition of properties and
  discontinued operations...................................      (7,589)
Net income..................................................  $   11,536

NOTE 7 -- SECURED NOTES PAYABLE

     In April 1997, 23 partnerships controlled by the Partnership completed a $108.0 million refinancing of secured, short term, floating rate indebtedness with secured, 20-year, fixed rate, fully amortizing debt. The new notes are secured by 27 apartment properties owned by such partnerships. In connection with this refinancing, the Partnership received proceeds of $3.4 million from two interest rate lock agreements accounted for as hedges (see Note 11). The gain on the interest rate lock agreements was deferred and will be amortized over the life of the debt.

     During 1997, the Partnership assumed $220.4 million in mortgage indebtedness in connection with the purchase of 39 apartment properties. In addition, in connection with the acquisition of the NHP Real Estate Companies (see Note 6), the Partnership assumed fixed-rate indebtedness totaling approximately $209.8 million, which is secured by 15 properties held by NHP Partnerships in which the Partnership acquired controlling interests.

     In December 1997, the Partnership refinanced certain notes payable secured by 27 properties, of which, five are Owned Properties and are consolidated. The new notes have an aggregate outstanding principal balance of $91.5 million as of December 31, 1997 and carry fixed interest rates ranging from 6.6% to 6.8%. The new notes are fully amortizing, requiring monthly principal and interest payments, and mature in December 2012. In anticipation of the refinancing, the Partnership entered into an interest rate lock agreement with an investment banking company ("the March Hedge"). The March Hedge had a notional value of $100.0 million and fixed the interest rate of the anticipated refinancing at 7.053%. The March Hedge was settled in connection with the refinancing, at which time the Partnership realized a loss on the hedge of approximately $10.9 million. The loss on the hedge will be amortized over the life of the refinanced debt (see Note 11).

                             AIMCO PROPERTIES, L.P.

     The following table summarizes the Partnership's long-term secured notes payable at December 31, 1997 and 1996, all of which are non-recourse to the Partnership (in thousands):

                                                                1997       1996
                                                              --------   --------
Fixed rate, ranging from 5.0% to 10.1%, or a weighted
  average all-in rate of 8.10%, fully-amortizing notes
  maturing at various dates through 2029....................  $561,056   $165,762
Fixed rate, ranging from 7.25% to 9.5%, or a weighted
  average all-in rate of 8.73%, non-amortizing notes
  maturing at various dates through 2001....................   106,424     57,198
Floating rate, ranging from 6.7% to 7.4% at December 31,
  1997, or a weighted average all-in rate of 7.7%,
  non-amortizing notes maturing at various dates through
  2005......................................................    13,941     19,150
                                                              --------   --------
                                                              $681,421   $242,110
                                                              ========   ========

     Real estate assets which secure the first trust deeds for these secured notes payable had a net book value of $1,117.6 million at December 31, 1997.

     As of December 31, 1997, the scheduled principal payments for the Partnership's secured notes payable are as follows (in thousands):

1998........................................................  $125,879
1999........................................................    34,385
2000........................................................    20,178
2001........................................................    75,967
2002........................................................    14,750
Thereafter..................................................   410,362
                                                              --------
                                                              $681,421
                                                              ========

NOTE 8 -- SECURED SHORT-TERM FINANCING

     The Partnership utilizes a variety of secured short-term financing instruments to manage its working capital needs and to fund real estate investments. In 1994, the Partnership obtained a variable rate revolving credit facility (the "Credit Facility") with Bank of America National Trust and Savings Association ("Bank of America"). In August 1996, the Credit Facility was extended through August 1998, the interest rate was reduced from LIBOR plus 1.75% to LIBOR plus 1.625% and the commitment was increased from $40.0 million to $50.0 million. In May 1997, the Partnership increased its maximum amount available under the Credit Facility from $50.0 million to $100.0 million. Interest on the Credit Facility was payable monthly at the variable interest rate of LIBOR plus 1.45% unless borrowings exceed 60% of the aggregate collateral value, in which case, the interest rate was LIBOR plus 1.70%. Commitment fees of 0.125% per annum on the remaining availability were payable quarterly. The outstanding balance under the Credit Facility was $33.5 million at December 31, 1997.

                             AIMCO PROPERTIES, L.P.

     The following table summarizes the Partnership's secured short-term financing at December 31, 1997 and 1996 (in thousands):

                                                               1997       1996
                                                              -------   --------
Floating rate interest only note, having a stated interest
  rate of 7.67% at December 31, 1997........................  $19,050   $115,499
Floating rate interest only notes...........................       --     25,615
Floating rate interest only notes secured by property held
  for sale..................................................       --      1,051
9.25% fixed rate, non-amortizing note.......................      549      5,074
Floating rate Credit Facility, interest at 7.33% at December
  31, 1997, expiring August 1998............................   33,500     44,800
                                                              -------   --------
                                                              $53,099   $192,039
                                                              =======   ========

     Real estate assets, which secure the Partnership's short-term financing, had a net book value of $104.0 million at December 31, 1997.

     Secured short-term indebtedness totaling $33.5 million is guaranteed by AIMCO and certain of its affiliates and secured by an assignment of the Partnership's general partnership interests in 12 of the English Partnerships.

     The Partnership replaced the Credit Facility with a new $50 million unsecured revolving credit facility in January 1998, and a new $50 million secured revolving credit facility in February 1998 (see Note 21).

NOTE 9 -- SECURED TAX-EXEMPT BOND FINANCING

     The following table summarizes the Partnership's secured tax-exempt bond financing at December 31, 1997 and 1996, which is non-recourse to the Partnership (in thousands):

                                                               1997      1996
                                                              -------   -------
7.0% fully-amortizing bonds, effective rate of 7.3%, due
  July 2016.................................................  $46,498   $47,674
6.9% fully-amortizing bonds due, effective rate of 7.3% July
  2016......................................................    9,529     9,773
4.2% interest only bonds, effective rate of 6.7%, due July
  2016......................................................    5,958     6,000
6.0% interest only bonds, effective rate of 6.7%, secured by a letter of credit in the amount of $5,350, due September
  1998......................................................    5,325     5,350
5.4% interest only bonds due December 2002..................    6,700     6,700
                                                              -------   -------
                                                              $74,010   $75,497
                                                              =======   =======

     Real estate assets securing the tax-exempt bond financing had a net book value of $107.5 million at December 31, 1997.

     As of December 31, 1997, the scheduled principal payments for the Partnership's secured tax-exempt bonds are as follows (in thousands):

1998........................................................   $ 7,031
1999........................................................     1,827
2000........................................................     1,956
2001........................................................     2,096
2002........................................................     2,244
Thereafter..................................................    58,856
                                                               -------
                                                               $74,010
                                                               =======

                             AIMCO PROPERTIES, L.P.

NOTE 10 -- UNSECURED SHORT-TERM FINANCING

     In November 1996, the Partnership borrowed $12.5 million in conjunction with the purchase of limited partnership interests in the English Partnerships. The loan was repaid in February 1997 with proceeds from a public offering of shares of Class A Common Stock (see Note 15), which were contributed by AIMCO to the Partnership.

NOTE 11 -- INTEREST RATE LOCK AGREEMENTS

     In 1996, in anticipation of refinancing certain indebtedness, the Partnership entered into two interest rate lock agreements with a major New York investment banking company (the "1996 Hedges"). The 1996 Hedges had an aggregate notional value of $100.0 million and fixed the interest rate of the anticipated refinancings at 6.2% and 6.3%. The 1996 Hedges were settled in April 1997 in connection with the refinancing, at which time the Partnership realized aggregate gains of approximately $3.4 million (see Note 7).

     In March 1997, the Partnership entered into an interest rate lock agreement with an investment banking company (the "March Hedge"). The March Hedge had a notional value of $100.0 million and fixed the interest rate of the anticipated refinancing at 7.053%. The March Hedge was settled December 1997, in connection with the refinancing, at which time the Partnership realized a loss on the hedge of approximately $10.9 million (see Note 7).

     In September 1997, the Partnership entered into an interest rate lock agreement (the "September Hedge") in anticipation of refinancing certain other long-term indebtedness. The September Hedge has a notional principal amount of $75.0 million, matures on March 19, 1998 and fixes the ten year treasury rate at 6.211% (see Note 21). Based on the fair value of the interest rate lock agreement at December 31, 1997, the Partnership has a potential loss of the September Hedge of approximately $2.6 million.

     In October 1997, the Partnership entered into an interest rate lock agreement (the "October Hedge") in anticipation of incurring indebtedness in connection with the acquisition of the Foxchase Apartments. The October Hedge had a notional value of $70.0 million and fixed the interest rate of the anticipated indebtedness at 6.13%. The October Hedge was settled in December 1997 when the Foxchase acquisition was completed, at which time the Partnership realized a loss of $1.4 million.

     The Partnership is exposed to credit risk in the event of nonperformance by the other parties to the interest rate lock agreements. However, the Partnership does not anticipate nonperformance by the counterparties. In addition, since the variable rate in the interest rate lock agreements is not on the same basis as the variable rate indebtedness, the Partnership is exposed to losses to the extent that the LIBOR rate and the Treasury rate change independently of each other. The Partnership does not anticipate that inconsistent changes in the LIBOR rate and the Treasury rate will have a material effect.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

  Legal

     In November 1996, purported limited partners of certain of the Tender Offer English Partnerships filed a class action lawsuit against the Partnership, the General Partner, AIMCO and AIMCO/PAM Properties L.P. (collectively, the "AIMCO Parties") and J.W. English in the U.S. District Court for the Northern District of California (the "Federal Action"), alleging among other things, that the AIMCO Parties conspired with J.W. English to breach his fiduciary duty to the plaintiffs, and that the offering materials used by the AIMCO Parties in connection with the English Tender Offers contained misleading statements or omissions. The Federal Action was voluntarily dismissed, without prejudice, in favor of another purported class action filed in May 1997 by limited partners of certain of the Tender Offer English Partnerships and six additional English Partnerships. Two complaints were filed in Superior Court of the State of California (the "California

                             AIMCO PROPERTIES, L.P.

Actions") against the AIMCO Parties and the J.W. English Companies, alleging, among other things, that the consideration the AIMCO Parties offered in the English Tender Offers was inadequate and designed to benefit the J.W. English Companies at the expense of the limited partners, that certain misrepresentations and omissions were made in connection with the English Tender Offers, that the AIMCO Parties receive excessive fees in connection with their management of the properties owned by the English Partnerships, that the AIMCO Parties continue to refuse to liquidate the English Partnerships and that the English Acquisition violated the partnership agreements governing the English Partnerships and constituted a breach of fiduciary duty.

     In addition to unspecified compensation and exemplary damages, the original complaints in the California Actions sought an accounting, a constructive trust on the assets and monies acquired by the English defendants in connection with the English Acquisition, a court order removing the AIMCO Parties from management of the English Partnerships and/or ordering disposition of the properties and attorneys fees, expert fees and other costs. The AIMCO Parties intend to vigorously defend themselves in connection with these actions. The AIMCO Parties believe they are entitled to indemnity from the J.W. English Companies, subject to certain exceptions. Failure by the AIMCO Parties to prevail in the California Actions or to receive indemnification could have a material adverse effect on the Partnership's financial condition and results of operations.

     On August 4, 1997, the AIMCO Parties filed demurrers to both complaints in the California Actions. At a hearing on the demurrers on January 9, 1998, the court granted the AIMCO Parties demurrers to each of the three causes of action against it in the two complaints, with leave to amend. On February 25, 1998, the plaintiffs filed a consolidated amended class and derivative complaint for damages (the "Consolidated Amended Complaint"). The AIMCO Parties have until March 27, 1998 to file a demurrer on behalf of the AIMCO Parties defendants. See
Note 21.

     The Partnership is a party to various legal actions resulting from its operating activities. These actions are routine litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which are expected to have a material adverse effect on the consolidated financial condition or results of operations of the Partnership.

  HUD Enforcement and Limited Denials

     A significant number of the affordable units included in the AIMCO Properties are subject to regulation by the U.S. Department of Housing and Urban Development ("HUD"). HUD has the authority to suspend or deny property owners and managers from participation in HUD programs with respect to additional assistance within a geographic region through imposition of a limited denial of participation ("LDP") by any HUD office or nationwide for violations of HUD regulatory requirements. In March 1997, HUD announced its intention to step up enforcement against property owners and managers who violate their agreements with HUD, and in July 1997, HUD announced the creation of a new department-wide enforcement division. Three HUD field offices have recently issued LDPs to NHP as a result of physical inspections and mortgage defaults at four NHP Properties, two of which are managed by the Partnership. One LDP was subsequently withdrawn and another was terminated in December 1997 after a reinspection of the property. The one remaining LDP, unless lifted, suspends the Partnership's ability to manage or acquire additional HUD-assisted properties in eastern Missouri until June 24, 1998. AIMCO has requested that HUD terminate the one remaining LDP, but HUD has so far refused to do so, and the Partnership cannot determine whether HUD will reverse that decision with respect to the affected region. Because an LDP is prospective, existing HUD agreements are not affected, so an LDP is not expected to result in the loss of management service revenue from or otherwise to affect properties that the Partnership currently manages in the subject regions. If HUD were to disapprove the Partnership as property manager for one or more affordable properties, the Partnership's ability to obtain property management revenues from new affordable properties may be impaired.

                             AIMCO PROPERTIES, L.P.

     HUD monitors the performance of properties with HUD-insured mortgage loans. HUD also monitors compliance with applicable regulations, and takes performance and compliance into account in approving management of HUD-assisted properties. In this regard, since July 1988, 29 HUD-assisted properties owned or managed by the NHP Real Estate Companies or NHP have defaulted on non-recourse HUD-insured mortgage loans. Eight of these 29 properties are also currently managed by the Partnership. An additional six properties owned or managed by the Partnership have received unsatisfactory performance ratings. As a result of the defaults and unsatisfactory ratings, a national HUD office must review any field office approval of the Partnership to act as property manager for a HUD-assisted property. The national HUD office has consistently approved NHP's applications to manage new properties, and the Partnership received HUD clearance to acquire NHP and the NHP Real Estate Companies. The Partnership believes that it enjoys a good working relationship with HUD and that the national office will continue to apply the clearance process to large management portfolios such as the Partnership, including the NHP Properties, with discretion and flexibility. While there can be no assurance, the Partnership believes that the unsatisfactory reviews and the mortgage defaults will not unsatisfactory have a material impact on its results of operations or financial condition.

     In October 1997, NHP received a subpoena from the Inspector General of HUD (the "Inspector General") requesting documents relating to any arrangement whereby NHP or any of its affiliates provides or has provided compensation to owners of HUD multi-family projects in exchange for or in connection with management of a HUD project. The Partnership believes that other owners and managers of HUD projects have received similar subpoenas. Documents relating to certain of the Partnership's acquisitions of property management rights for HUD projects may be responsive to the subpoena. The Partnership is in the process of complying with the subpoena and has provided certain documents to the Inspector General, without conceding that they are responsive to the subpoena. The Partnership believes that its operations are in compliance, in all material respects, with all laws, rules and regulations relating to HUD-assisted or HUD-insured properties. Although the Inspector General has not initiated any action against the Partnership or, to the Partnership's knowledge, any owner of a HUD property managed by the Partnership, if any such action is taken in the future, it could ultimately affect existing arrangements with respect to HUD projects or otherwise have a material adverse effect on the results of operations of the Partnership.

  Environmental

     Certain of the Owned Properties, and some of the other AIMCO Properties, are located on or near properties that contain or have contained underground storage tanks or on which activities have occurred which could have released hazardous substances into the soil or groundwater. There can be no assurance that such hazardous substances have not been released or have not migrated, or in the future will not be released or will not migrate, onto the AIMCO Properties. Such hazardous substances have been released at certain Owned Properties and, in at least one case, have migrated from an off-site location onto an Owned Property. In addition, the Partnership's Montecito property in Austin, Texas, is located adjacent to, and may be partially on, land that was used as a landfill. Low levels of methane and other landfill gas have been detected at Montecito. The City of Austin (the "City"), the former landfill operator, has assumed responsibility for conducting all investigation and remedial activities to date associated with the methane and other landfill gas. The remediation of the landfill gas is now substantially complete and the Texas Natural Resources Conservation Commission ("TNRCC") has preliminarily approved the methane gas remediation efforts. Final approval of the site and the remediation process is contingent upon the results of continued methane gas monitors to confirm the effectiveness of the remediation efforts. Should further actionable levels of methane gas be detected, a proposed contingency plan of passive methane gas venting may be implemented by the City. The City has also conducted testing at Montecito to determine whether, and to what extent, groundwater has been impacted. Based on test reports received to date by the Partnership, the groundwater does not appear to be contaminated at actionable levels. The Partnership has not incurred, and does not expect to incur, liability for the landfill investigation and remediation; however, the Partnership has relocated some of its tenants and

                             AIMCO PROPERTIES, L.P.

has installed a venting system according to the TNRCC's specifications under the buildings slabs, in connection with the present raising of four of its buildings in order to install stabilizing piers thereunder, at a total cost of approximately $550,000, which is primarily the cost for the restabilization. The restabilization was substantially completed in January 1998. The City will be responsible for monitoring the conditions of Montecito.

     All of the Owned Properties were subject to Phase I or similar environmental audits by independent environmental consultants prior to acquisition. The audits did not reveal, nor is the Partnership aware of, any environmental liability relating to such properties that would have a material adverse effect on the Partnership's business, assets or results of operations. The Managed Properties may not have been subject to Phase I or similar environmental audits by independent environmental consultants. However, the Partnership is not aware of any environmental liability that would have a material adverse effect on its business, financial condition or results of operations relating to the Managed Properties.

     In October 1997, NHP received a letter ("the EPA Letter") from the U.S. Department of Justice ("DOJ") which stated that the U.S. Environmental Protection Agency ("EPA") has requested that the DOJ file a lawsuit against NHP alleging, among other things, that NHP violated the Clean Air Act, the National Recycling and Emissions Reduction Programs and associated regulations in connection with the employment of certain unlicensed personnel, maintenance and disposal of certain refrigerants, and record-keeping practices at two properties. A settlement in principle between NHP and EPA has been reached, whereby NHP has agreed to pay a fine of less than $0.1 million, permit the EPA to audit 40 NHP with respect to their use and disposal of such refrigerants, and continue to provide training to all maintenance workers with respect to the disposal of such refrigerants. A formal settlement agreement is expected to be executed in 1998. It is possible that the future EPA audits agreed to in the settlement could result in additional allegations by EPA of violations at such properties; however, based on the terms of the settlement agreement with DOJ, the Company anticipates that the fines, if any, resulting from such audits will be nominal.

  Lease Commitments

     Minimum payments under the terms of all noncancellable operating leases in which the Partnership is the lessee, principally for office space, at December 31, 1997 are as follows (in thousands):

1998........................................................  $  541
1999........................................................     376
2000........................................................     211
2001........................................................     170
2002........................................................     127
                                                              ------
                                                              $1,425
                                                              ======

     Total rent expense for the years ended December 31, 1997, 1996 and 1995 was $0.7 million, $0.6 million and $0.6 million, respectively.

NOTE 13 -- MINORITY INTERESTS IN OTHER PARTNERSHIPS

     Interests held by limited partners (other than the Company) in real estate partnerships controlled by the Company are reflected as Minority Interests in Other Partnerships. Net income is allocated based on the percentage interest owned by these limited partners in each respective real estate partnership.

NOTE 14 -- AIMCO REGISTRATION STATEMENTS

     In April 1997, AIMCO filed a shelf registration statement with the Securities and Exchange Commission which provides for the offering of, on a delayed or continuous basis, debt securities, Class A Common Stock, preferred stock and warrants with an aggregate value of up to $1.0 billion. The shelf registration statement was

                             AIMCO PROPERTIES, L.P.

declared effective in May 1997. As of December 31, 1997, AIMCO has issued 12,052,418 shares of Class A Common Stock and 3,150,000 shares of preferred stock under the shelf registration, the aggregate gross proceeds of which was $475.6 million. The proceeds from such offerings were contributed by AIMCO to the Partnership for 12,052,418 OP Units and 3,150,000 Preferred Units. As of December 31, 1997, up to $524.4 million of additional securities may be sold under the shelf registration.

     In February 1998, AIMCO issued 4,200,000 shares of newly created AIMCO Class D Cumulative Preferred Stock ("Class D Preferred Stock") for gross proceeds of $105.0 million (see Note 22). The proceeds from such offering were contributed by AIMCO to the Partnership for 4,200,000 Preferred Units. After giving effect to the sale of the Class D Preferred Stock, up to $419.4 million of additional securities may be sold under the shelf registration.

NOTE 15 -- PARTNERS' CAPITAL

     During 1996 AIMCO issued 895,250 shares of Class A Common Stock to certain executive officers (or entities controlled by them) at $20.75 per share, pursuant to the exercise of stock options issued under the Apartment Investment and Management Company 1996 Stock Award and Incentive Plan. In exchange for the shares purchased, the executive officers (or entities controlled by them) executed notes payable totaling $18.6 million to AIMCO of which $11.9 million was repaid during 1997. The notes receivable were contributed by AIMCO to the Partnership in exchange for 895,250 OP Units.

     In September 1996, AIMCO's Board of Directors authorized the repurchase of up to 500,000 shares of Class A Common Stock in open market and privately negotiated purchase transactions. The stock may be purchased from time to time as market conditions warrant.

     In February 1997, AIMCO completed a public offering of 2,015,000 shares of Class A Common Stock at a public offering price of $26.75 per share. The net proceeds of approximately $51.0 million were contributed by AIMCO to the Partnership for 2,015,000 OP Units and were used to repay a portion of the Partnership's indebtedness incurred in connection with 1996 acquisitions.

     In May 1997, AIMCO sold 2,300,000 shares of Class A Common Stock at an average price of $28 per share in two public offerings. The net proceeds of approximately $63.0 million were contributed by AIMCO to the Partnership for 2,300,000 OP Units and were used to repay $56.0 million of outstanding indebtedness under the Credit Facility and to provide working capital of $7.0 million. In addition, AIMCO issued 2,142,857 shares of Class A Common Stock in connection with the acquisition of 2,866,073 shares of NHP Common Stock (see
Note 5).

     In July 1997, AIMCO sold 1,100,000 shares of Class A Common Stock to certain members of AIMCO's senior management at a price of $30 per share, the closing price of the stock on the date of purchase. In exchange for the shares purchased, such members of senior management executed notes payable to AIMCO totaling $33.0 million, of which $15.8 million has been repaid as of February 28, 1998. The notes bear interest at 7.25% per annum, payable quarterly, and mature in 2007. The notes are secured by the stock purchased and are recourse as to 25% of the original amount borrowed. The notes receivable were contributed by AIMCO to the Partnership in exchange for 1,100,000 OP Units.

     In August 1997, AIMCO sold 750,000 shares of newly created Class B Cumulative Convertible Preferred Stock ("Class B Preferred Stock") for gross proceeds of $75.0 million in cash to an institutional investor in a private transaction. The proceeds from the offering were contributed by AIMCO to the Partnership in exchange for 750,000 Class B Preferred Units and were used by the Partnership to repay outstanding indebtedness under the Credit Facility and to provide working capital. Holders of the Class B Preferred Stock (which mirror those of the Class B Preferred Units) are entitled to receive, when, as and if declared by the Board of Directors, quarterly cash distributions per share equal to the greater of $1.78125 or the cash distributions declared on the number of shares of Class A Common Stock into which one share of Class B

                             AIMCO PROPERTIES, L.P.

Preferred Stock is convertible. Each share of Class B Preferred Stock is convertible at the option of the holder, beginning in August 1998, into 3.28407 shares of Class A Common Stock, subject to certain anti-dilution adjustments. The agreement pursuant to which AIMCO issued the Class B Preferred Stock provides that the holders of such stock may require AIMCO to repurchase the Class B Preferred Stock at a price of $105 per share, plus accrued and unpaid distributions, if (i) at any time AIMCO fails to qualify as a REIT; or (ii) upon the occurrence of a change of control of AIMCO, as defined by the aforementioned agreement. The Class B Preferred Stock is senior to the Class A Common Stock as to distributions and liquidation, and is non-voting.

     In August and September 1997, AIMCO issued an aggregate of 5,052,418 shares of Class A Common Stock to institutional investors for aggregate net proceeds of $156.9 million. AIMCO used $114.4 million of such proceeds to purchase 5,717,000 shares of NHP Common Stock from ANHI, used $7.0 million to purchase 351,974 additional shares of NHP Common Stock from a third party pursuant to a stock purchase agreement, and contributed the remaining $35.5 million to the Partnership (see Note 5). An additional 61,364 shares of Class A Common Stock were subsequently issued in exchange for 82,074 shares of NHP Common Stock. In December 1997, AIMCO issued 4,554,873 shares of Class A Common Stock in connection with the NHP Merger (see Note 5). Substantially all the assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In October 1997, AIMCO issued 7,000,000 shares of Class A Common Stock. The net proceeds were contributed by AIMCO to the Partnership in exchange for 7,000,000 OP Units. Net proceeds from the sale of approximately $242.5 million were used to fund certain property acquisitions, repay outstanding indebtedness under the Credit Facility and provide working capital.

     In December 1997, AIMCO issued 2,400,000 shares of newly created Class C Cumulative Preferred Stock ("Class C Preferred Stock") for net proceeds of $58.1 million. The proceeds from the offering were contributed to the Partnership in exchange for 2,400,000 Class C Preferred Units and were used by the Partnership to repay indebtedness outstanding under the Credit Facility and to provide working capital. Holders of the Class C Preferred Stock (which mirror those of the Class C Preferred Units) are entitled to receive, when, as and if declared by the Board of Directors, annual cash distributions equal to $2.25 per share. The Class C Preferred Stock is senior to the Class A Common Stock as to distributions and liquidation, and is non-voting. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distributions by AIMCO shall be made to any holders of Class A Common Stock, the holders of the Class C Preferred Stock shall be entitled to receive a liquidation preference of $25 per share, plus accrued and unpaid distributions.

     In February 1998, AIMCO issued 4,200,000 shares of Class D Cumulative Preferred Stock in a public offering. The proceeds from the offering were contributed by AIMCO to the Partnership in exchange for 4,200,000 Class D Preferred Units. (see Note 21).

     The outstanding common limited partnership units, excluding those common units held by AIMCO, have been classified as redeemable partnership units outside of permanent partners' capital in the accompanying balance sheet of the Partnership. The units are initially recorded at fair value and subsequently adjusted based on fair value at the balance sheet date as measured by the closing price of AIMCO's common stock on that date multiplied by the total number of units outstanding.

     Certain individuals and entities own common units in the Partnership. A common unit and a share of common stock of AIMCO have substantially the same economic characteristics in as much as they effectively share equally in the net income or loss of the Partnership.

     Common units are redeemable by common unitholders (other than the General Partner) at their option, subject to certain restrictions, on the basis of one common unit for either one share of common stock or cash equal to the fair value of a share at the time of redemption. AIMCO has the option to deliver shares of common stock in exchange for all or any portion of the cash requested. When a unitholder redeems a common

                             AIMCO PROPERTIES, L.P.

unit, limited partner's capital is reduced and the general partner's capital is increased. Common units held by AIMCO are not redeemable.

     The following table sets forth the changes in redeemable units for the period presented.

                                                               LIMITED
                                                               PARTNERS
                                                               --------
Redeemable Units at January 1, 1995.........................    32,047
  OP Units redeemed in exchange for AIMCO Common Stock......       (18)
  Acquisition of real estate through issuance of OP Units...     2,626
  Net income................................................     1,613
  Distributions paid to OP Unit holders.....................    (2,925)
  Adjustment to reflect limited partners' equity at
     redemption value.......................................     5,120
                                                               -------
Redeemable Units at December 31, 1995.......................    38,463
  OP Units redeemed in exchange for AIMCO Common Stock......    (3,799)
  Acquisition of real estate or interests in real estate
     partnerships through issuance of OP Units..............    32,156
  Repayment of secured note payable through issuance of OP
     Units..................................................     1,168
  Net income................................................     2,689
  Distributions paid to OP Unit holders.....................    (3,815)
  Adjustment to reflect limited partners' equity at
     redemption value.......................................    29,202
                                                               -------
Redeemable Units at December 31, 1996.......................    96,064
  OP Units redeemed in exchange for AIMCO Common Stock......    (8,621)
  Acquisition of real estate or interests in real estate
     partnerships through issuance of OP Units..............    63,375
  OP Units issued in accordance with partnership
     amendment..............................................      (123)
  Net income................................................     4,064
  Distributions paid to OP Unit holders.....................    (5,510)
  Adjustment to reflect limited partners' equity at
     redemption value.......................................    47,837
                                                               -------
Redeemable Units at December 31, 1997.......................   197,086

NOTE 16 -- STOCK OPTION PLANS AND STOCK WARRANTS

     AIMCO, from time to time, will issue stock options and stock warrants. Upon exercise of the stock options or stock warrants, AIMCO must contribute the proceeds received to the Partnership in exchange for OP Units in the same number as Class A Common Stock issued in connection with the exercised stock options or stock warrants. Therefore, the following disclosures are made pertaining to AIMCO's stock options and stock warrants.

     AIMCO has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the AIMCO's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     AIMCO's Board of Directors has adopted the 1994 Stock Option Plan of Apartment Investment and Management Company (the "1994 Plan"), the Apartment Investment and Management Company 1996 Stock Award and Incentive Plan (the "1996 Plan"), the Apartment Investment and Management Company 1997 Stock Award and Incentive Plan (the "1997 Plan") and the Apartment Investment and Management

                             AIMCO PROPERTIES, L.P.

Company Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan") to attract and retain officers, key employees and independent directors. The 1994 Plan provides for the granting of a maximum of 150,000 options to purchase common shares. The 1996 Plan provides for the granting of a maximum of 500,000 options to purchase common shares. The 1997 Plan provides for the granting of a maximum of 20,000,000 options to purchase common shares. The Non-Qualified Plan provides for the granting of a maximum of 500,000 options to purchase common shares. The 1994 Plan, the 1996 Plan, the 1997 Plan and the Non-Qualified Plan allow for the grant of incentive and non-qualified stock options, and are administered by the Compensation Committee of the Board of Directors. The 1994 Plan also provides for a formula grant of the non-qualified stock options to the independent directors to be administered by the Board of Directors to the extent necessary. The exercise price of the options granted may not be less than the fair market value of the common stock at the date of grant. The term of the incentive and non-qualified options is ten years from the date of grant. The non-qualified options vest 20% per year over a five-year period with initial vesting one year from the date of grant. Terms may be modified at the discretion of the Compensation Committee of the Board of Directors.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if AIMCO had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                 1997           1996           1995
                                             ------------   ------------   ------------
Range of risk free interest rates..........  5.2% to 7.5%   5.2% to 7.5%   5.2% to 7.5%
Expected distribution yield................      6.0%           7.8%           7.8%
Volatility factor of the expected market        0.175          0.194          0.194
  price of AIMCO's common stock............
Weighted average expected life of             4.5 years      4.5 years      4.5 years
  options..................................

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because AIMCO's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. AIMCO's pro forma information for the options is as follows (in thousands except per share information):

                                                            1997      1996      1995
                                                           -------   -------   ------
Pro forma income attributable to OP Unitholders..........  $30,160   $14,890   $9,804
Pro forma basic earnings per OP Unit.....................  $  1.07   $  0.99   $ 0.86

     The effects of applying SFAS 123 in calculating pro forma income attributable to common shareholders and pro forma basic earnings per share may not necessarily be indicative of the effects of applying SFAS 123 to future years' earnings.

                             AIMCO PROPERTIES, L.P.

     The following table summarizes the option activity for the years ended December 31, 1997, 1996 and 1995:

                                              1997            1996            1995
                                          -------------   -------------   -------------
Outstanding at beginning of year........        505,000         108,000          86,000
AIMCO options granted...................        127,000         803,000          27,000
AIMCO options exercised.................       (342,000)       (383,000)             --
AIMCO options forfeited.................         (6,000)        (23,000)         (5,000)
NHP options assumed.....................        595,000              --              --
NHP options exercised...................        (95,000)             --              --
                                          -------------   -------------   -------------
Outstanding at end of year..............        784,000         505,000         108,000
                                          =============   =============   =============
Stock options exercisable at the end of
  year..................................        690,000         425,000          26,000
                                          =============   =============   =============
Weighted average fair value of options
  granted during the year...............          $3.24           $1.01           $1.75
Weighted average exercise price.........         $30.01          $20.74          $17.69
Exercise prices.........................  $12.36-$35.00   $20.25-$20.75   $17.12-$18.37
Weighted average remaining contractual
  life..................................     8.12 years      9.57 years      9.21 years

     At December 31, 1997, the outstanding options consisted of: (i) 500,000 NHP options assumed, with exercise prices ranging from $12.36 to $22.74 and a weighted average exercise price of $17.79, all immediately exercisable; (ii) 234,000 AIMCO options (190,000 exercisable) with exercise prices ranging from $17.125 to $27.75, a weighted average exercise price of $22.13 and a weighted average life of 8.0 years; and (iii) 50,000 AIMCO options (none exercisable) with an exercise price of $35.00 and remaining life of 9.7 years.

     On June 3, 1997, AIMCO issued warrants (the "NHP Warrants") exercisable to purchase an aggregate of 399,999 shares of Class A Common Stock at $36 per share at any time prior to June 3, 2002. The NHP Warrants were issued as part of the consideration for the NHP Real Estate Companies in a private transaction exempt from registration under the Securities Act pursuant to Section 4(2) thereof. When the NHP Warrants are exercised, the proceeds will be contributed to the Partnership for an equal number of OP Units.

     On December 2, 1997, AIMCO issued warrants (the "Oxford Warrants") exercisable to purchase up to an aggregate of 500,000 shares of Class A Common Stock at $41 per share. The Oxford Warrants were issued to affiliates of Oxford Realty Financial Group, Inc., a Maryland corporation ("Oxford"), in connection with the amendment of certain agreements pursuant to which the Partnership manages properties controlled by Oxford or its affiliates. The actual number of shares of Class A Common Stock for which the Oxford Warrants will be exercisable is based on certain performance criteria with respect to the Partnership's management arrangements with Oxford for each of the five years ending December 31, 2001. The Oxford Warrants are exercisable for six years after the determination of such criteria for each of the five years. The Oxford Warrants were issued in a private transaction exempt from registration under the Securities Act pursuant to Section 4(2) thereof. When the Oxford Warrants are exercised, the proceeds will be contributed to the Partnership for an equal number of OP Units.

NOTE 17 -- EARNINGS PER OP UNIT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128") which replaced Accounting Principles Board Opinion No. 15 ("APB 15"). Since each OP Unit may be redeemed by the holder thereof for either one share of AIMCO common stock or cash equal to the fair market value thereof at the time of such redemption, at the option of AIMCO, the Partnership applies the requirements of SFAS 128 to its calculations of its per OP Unit information. As required, the Partnership adopted SFAS 128 as of December 31, 1997.

                             AIMCO PROPERTIES, L.P.

     The Class B Preferred Units are convertible (see Note 15). The Class C Preferred Units are not convertible.

     The following table illustrates the calculation of basic and diluted earnings per unit for the years ended December 31, 1997, 1996 and 1995 (in thousands, except per unit data):

                                                         1997       1996       1995
                                                        -------    -------    -------
Numerator:
  Net income..........................................  $32,697    $15,673    $14,988
  Preferred Unit distributions........................   (2,315)        --     (5,169)
                                                        -------    -------    -------
Numerator for basic and diluted earnings per OP Unit--
  income attributable to OP Unitholders...............  $30,382    $15,673    $ 9,819
                                                        =======    =======    =======
Denominator:
  Denominator for basic earnings per OP
     Unit -- weighted average number of OP Units
     outstanding......................................   27,732     14,978     11,453
  Effect of dilutive securities:
     Employee options.................................      381         14          6
     Warrants.........................................       --          2          2
                                                        -------    -------    -------
Dilutive potential OP Units...........................      381         16          8
                                                        -------    -------    -------
Denominator for diluted earnings per OP Unit..........   28,113     14,994     11,461
                                                        =======    =======    =======
Basic earnings per common OP Unit:
  Operations..........................................  $  0.99    $  1.05    $  0.86
  Gain on disposition of properties...................     0.11         --         --
Extraordinary item....................................    (0.01)        --         --
                                                        -------    -------    -------
          Total.......................................  $  1.09    $  1.05    $  0.86
                                                        =======    =======    =======
Diluted earnings per OP Unit:
  Operations..........................................  $  0.98    $  1.04    $  0.86
  Gain on dispositions of properties..................     0.11         --         --
  Extraordinary item..................................    (0.01)        --         --
                                                        -------    -------    -------
          Total.......................................  $  1.08    $  1.04    $  0.86
                                                        =======    =======    =======

NOTE 18 -- RECENT ACCOUNTING DEVELOPMENTS

     In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130") which provides guidance with respect to the calculation and presentation of comprehensive income. Comprehensive income includes all transactions affecting partners' capital, including the traditional measure of net income, and excluding contributions from and distributions to OP Unitholders. Under SFAS 130, companies will be required to present comprehensive income and its components on the face of the income statement or in a separate financial statement that is displayed with the same prominence. The Partnership has elected not to adopt the provisions of SFAS 130 as of December 31, 1997.

     In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") which redefines how business segments are identified and stipulates the content and nature of segment information to be presented in the financial statements. The Partnership has elected not to adopt the provisions of SFAS 131 as of December 31, 1997.

                             AIMCO PROPERTIES, L.P.

NOTE 19 -- TRANSACTIONS WITH AFFILIATES

     The Partnership serves as property manager for certain apartment properties owned by entities in which certain officers of AIMCO have an ownership interest. Compensation for these services is 3% to 6% of gross receipts from the properties and were $5.4 million, $0.6 million and $1.3 million for the years ending December 31, 1997, 1996 and 1995, respectively. In addition, the Partnership received consulting fees from affiliates of $0.1 million for the year ended December 31, 1995. No consulting fees from affiliates were received for 1997 or 1996.

     In 1996, the Partnership acquired the Peachtree Park Apartments in Atlanta, Georgia and the Somerset Village Apartments in Salt Lake City, Utah from entities controlled by officers of AIMCO. The aggregate consideration paid of $39.6 million consisted of $3.8 million in cash, 494,125 OP with a total recorded value of $9.9 million, and the assumption of $25.9 million of secured short-term indebtedness. In addition, the Partnership acquired the cable equipment at the Peachtree Park Apartments from an entity controlled by an officer of AIMCO in exchange for 8,243 OP Units with a recorded value $0.2 million.

     On December 1, 1997, the Partnership purchased the Foxchase Apartments for approximately $107.7 million from First Alexandria Associates, Limited Partnership. The purchase price consisted of approximately $70.0 million in assumed mortgage obligations and the remainder in OP Units. The Company serves as the general partner and a limited partner in First Alexandria Associates, Limited Partnership and has a 54% interest in the partnership.

     During 1997, in order to preserve AIMCO's REIT status, AIMCO contributed the following assets to the Partnership for OP Units. The Partnership, in turn, contributed the assets to the Unconsolidated Subsidiaries: (i) partnership interests with an estimated value of approximately $0.4 million; (ii) partnership interests, a $50.0 million promissory note and certain management agreements with an aggregate estimated value of approximately $53.7 million; and
(iii) the stock of certain corporations with an estimated value of $25.0 million.

     During July 1997, AIMCO sold 1,100,000 shares of Class A Common Stock to certain members of AIMCO's senior management at a price of $30.00 per share, the closing price of the stock on the date of the purchase. In exchange for the shares purchased, such members of senior management executed notes payable to AIMCO totaling $33.0 million, of which approximately $10.1 million has been repaid as of December 31, 1997 (see Note 15). The notes receivable were contributed by AIMCO to the Partnership in exchange for 1,100,000 OP Units.

     On August 15, 1997, the Partnership contributed stock of a captive insurance subsidiary to PAMS Inc. Certain members of AIMCO's senior management are shareholders in PAMS Inc. In order to maintain their aggregate 5% ownership interest in PAMS Inc., these individuals contributed an aggregate of $0.2 million to PAMS Inc.

     On January 21, 1998, the Partnerships sold an aggregate of 15,000 High Performance Units to a limited liability company formed by certain members of AIMCO's senior management and to AIMCO's non-employee directors, for $2.1 million in cash (see Note 21).

     On January 31, 1998, AIMCO entered into a Contribution Agreement with CK Services, Inc. ("CK") and the stockholders of CK to cause certain assets to be transferred to CK and to distribute all outstanding stock of CK to the stockholders of AIMCO. CK is a corporation wholly-owned by Terry Considine, AIMCO's Chairman and Chief Executive Officer, and by Peter Kompaniez, AIMCO's President and Vice Chairman (see Note 21).

                             AIMCO PROPERTIES, L.P.

NOTE 20 -- EMPLOYEE BENEFIT PLANS

     The Partnership offers medical, dental, life and long-term disability benefits to employees of the Partnership through insurance coverage of company-sponsored plans. The medical and dental plans are self-funded and are administered by independent third parties. In addition, the Partnership also participates in a 401(k) defined-contribution employee savings plan. Employees who have completed six months of service are eligible to participate. The Partnership matches 50% of the participant's contributions to the plan up to a maximum of 6% of the participant's prior year compensation.

NOTE 21 -- SUBSEQUENT EVENTS

  Distribution Declared

     On January 22, 1998, AIMCO's Board of Directors, and AIMCO, as the General Partner, declared a cash distribution of $0.5625 per OP Unit (equivalent to $2.25 on an annualized basis, an increase of 21.6% per OP Unit from the 1997 annualized distribution rate) for the quarter ended December 31, 1997, payable on February 13, 1998 to OP Unitholders of record on February 6, 1998.

  Creation of New Credit Facility

     In January 1998, the Partnership replaced the existing Credit Facility with a new $50 million unsecured revolving credit facility (the "BOA Credit Facility") with Bank of America and BankBoston, N.A. The Partnership is the borrower under the BOA Credit Facility, but all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The interest rate under the BOA Credit Facility is based on either LIBOR or Bank of America's reference rate, at the election of the Partnership, plus an applicable margin (the "Margin"). The Margin ranges between 0.6% and 1.0% in the case of LIBOR based loans and between 0% and 0.5% in the case of loans based on Bank of America's reference rate, depending upon the credit rating of the Partnership's senior unsubordinated unsecured long-term indebtedness. The BOA Credit Facility expires on January 26, 2000 unless extended for successive one-year periods at the discretion of the lenders. The BOA Credit Facility provides for the conversion of the revolving facility into a three-year term loan. The financial covenants contained in the BOA Credit Facility require the Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a debt service coverage ratio of at least 2.0 to 1.0. In addition, the BOA Credit Facility limits the Partnership from distributing more than 80% of its Funds From Operations (as defined) to OP Unitholders, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.

     In February 1998, the Partnership, as borrower, and AIMCO and certain single asset wholly-owned subsidiaries of the Partnership (the "Owners"), as guarantors, entered into a five year secured credit facility agreement (the "WMF Credit Facility") with Washington Mortgage Financial Group, Ltd. ("Washington Mortgage"), which provides for a $50 million revolving credit facility and conversion of all or a portion of such revolving credit facility to a base loan facility. The WMF Credit Facility provides that all the rights of Washington Mortgage are assigned to the Federal National Mortgage Association ("FNMA"), but FNMA does not assume Washington Mortgage's obligations under the WMF Credit Facility. At the Partnership's request, the commitment amount may be increased to an amount not to exceed $250 million, subject to consent of Washington Mortgage and FNMA in their sole and absolute discretion. The Partnership and affiliates have pledged their ownership interests in the Owners as security for its obligations under the WMF Credit Facility. The guarantees of the Owners are secured by assets of the Owners, including four apartment properties and two mortgage notes. Advances to the Partnership under the WMF Credit Facility are funded with the proceeds of the sale to investors of FNMA mortgage backed securities that are secured by the advance and an interest in the collateral. The interest rate on each advance is determined by investor bids for such mortgage backed securities plus a fee spread presently equal to 0.5%. The maturity date of each advance

                             AIMCO PROPERTIES, L.P.

under the revolving portion of the WMF Credit Facility is a date between three and nine months from the closing date of the advance as selected by the Partnership. Advances under the base facility mature at a date, selected by the Partnership, between ten and twenty years from the date of the advance. Subject to certain conditions, the Partnership has the right to add or substitute collateral. The WMF Credit Facility requires the Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of at least 2.25 to 1.0, and a debt service coverage ratio of at least 2.0 to 1.0, imposes minimum net worth requirements and also provides other financial covenants and interest coverage ratios that are specifically related to the collateral.

  Contribution Agreement

     On January 31, 1998, AIMCO entered into a Contribution Agreement with CK Services, Inc. ("CK") and the stockholders of CK to cause certain assets to be transferred to CK and to distribute all outstanding stock of CK to the stockholders of AIMCO. CK is a corporation wholly-owned by Terry Considine, AIMCO's Chairman and Chief Executive Officer, and by Peter Kompaniez, AIMCO's President and Vice Chairman.

     CK was created as a vehicle for holding property and performing services that AIMCO is limited or prohibited from holding or providing due to its election to be taxed as a REIT. AIMCO is finalizing which assets will be contributed to CK. Any transfer of assets or services to CK will be at market rates and approved by the independent members of AIMCO's Board of Directors, and if market rates are difficult to ascertain, there is no guarantee that the pricing will favor AIMCO.

     Pursuant to the Contribution Agreement, AIMCO will contribute certain assets to CK and, in return, the stock of CK will be contributed to AIMCO or one of its subsidiaries. Following the contribution of CK stock, AIMCO will agree to contribute additional assets to CK with the intent of creating a stand-alone entity meeting the requirements for listing on the NYSE or NASDAQ National Market, and if AIMCO is successful in doing so, the stock of CK will be distributed to the stockholders of AIMCO. If AIMCO is unable to list the CK stock on the NYSE or NASDAQ National Market, CK will remain a direct or indirect subsidiary of AIMCO and AIMCO will pay to the former stockholders of CK an amount necessary to compensate the former CK stockholders for the value of such stock on January 31, 1998. Consummation of the transaction is subject to the approval of the independent members of AIMCO's board of directors.

  Stock Offering

     On February 19, 1998, AIMCO issued 4,200,000 shares of Class D Preferred Stock in a public offering. The net proceeds of $101.7 million from the offering were contributed by AIMCO to the Partnership in exchange for 4,200,000 Class D Preferred Units and were used to repay indebtedness under the BOA Credit Facility and to fund working capital requirements. Holders of the Class D Preferred Stock (which mirror those of the Class D Preferred Units) are entitled to receive, when, as and if declared by the Board of Directors, annual cash distributions equal to $2.1875 per share. The Class D Preferred Stock are senior to the Class A Common Shares as to distributions and liquidation. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distributions by AIMCO shall be made to any holders of Class A Common Shares, the holders of the Class D Preferred Stock shall be entitled to receive a liquidation preference of $25 per share, plus accrued and unpaid distributions.

  Property Acquisitions

     On February 4, 1998, the Partnership purchased Steeplechase Apartments, an apartment community containing 484 units, located in Tyler, Texas, for $9.8 million plus closing costs. The acquisition was funded with short-term borrowings under the BOA Credit Facility.

                             AIMCO PROPERTIES, L.P.

  Issuance of High Performance Units

     On January 21, 1998, the Partnership sold an aggregate of 15,000 High Performance Units to a limited liability company formed by certain members of AIMCO's senior management and to AIMCO's non-employee directors, for $2.1 million in cash.

  Pending Acquisition

     On March 17, 1998, AIMCO entered into a definitive merger agreement to acquire the multi-family apartment management operations, and certain property holdings, of Insignia Financial Group, Inc. ("Insignia") for approximately $910 million, including the assumption of debt. Insignia is one of the largest managers of multi-family residential properties in the United States, having a management portfolio consisting of approximately 191,000 units as of December 31, 1997.

  Arbor Station Acquisition

     On April 15, 1998, the Partnership purchased Arbor Station, a 264-unit apartment community located in Montgomery, Alabama. Total consideration paid of $11.4 million was comprised of $9.9 million in cash, and 38,237 OP units valued at $1.5 million.

  Distribution Declared

     On April 16, 1998, AIMCO's Board of Directors, and AIMCO, as the General Partner, declared a cash distribution of $0.5625 per OP Unit for the quarter ended March 31, 1998, payable on May 14, 1998 to OP Unitholders of record on May 7, 1998.

  Heather Ridge Acquisition

     On April 30, 1998, the Partnership purchased Heather Ridge II, a 72-unit apartment community located in Arlington, Texas. Total consideration paid of $2.0 million was comprised of $0.8 million in cash and the assumption of $1.2 million in mortgage indebtedness.

  Increase in Unsecured Revolving Credit Facility

     In May 1998, the Partnership increased its borrowing capacity under the BOA Credit Facility to $155.0 million for a six-month period. At the conclusion of the six-month period, the maximum borrowing capacity returns to its original $50.0 million. The interest rate to be applied to the incremental borrowings is based on either LIBOR plus a margin of 0.9% or the aforementioned Bank of America reference rate. The additional borrowing capacity will be used to facilitate the closing of the Ambassador and Insignia mergers.

  Ambassador Merger

     On May 8, 1998, the Ambassador Merger was completed. Pursuant to the Ambassador Merger Agreement, all outstanding shares of Ambassador Common Stock were converted into AIMCO Class A Common Stock, at a conversion ratio of 0.553, resulting in the issuance of up to 6,578,833 shares of AIMCO Class A Common Stock. Concurrently, all outstanding options to purchase Ambassador Common Stock were converted into options to purchase AIMCO Class A Common Stock, at the same conversion ratio, or cash. Contemporaneously, with the consummation of the Ambassador Merger, the OP Merger was consummated. Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive 0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

                             AIMCO PROPERTIES, L.P.

  Landmark Acquisition

     On May 22, 1998, the Partnership purchased Landmark Apartments, a 101-unit apartment community located in Albuquerque, New Mexico. Total consideration paid of $5.2 million was comprised of $1.8 million in cash and 89,964 OP Units valued at $3.4 million.

  Citrus Grove Acquisition

     On June 5, 1998, the Partnership purchased Citrus Grove Apartments, a 198-unit apartment community located in Redlands, California for $7.5 million in cash.

  Villa La Paz Acquisition

     On June 5, 1998, the Partnership purchased Villa la Paz Apartments, a 96-unit apartment community located in Sun City, California for $3.8 million in cash.

  Interest Rate Lock Agreements

     Subsequent to March 31, 1998, the Partnership refinanced certain mortgage indebtedness relating to ten real estate partnerships, and realized losses under the September Hedge of approximately $3.9 million, which have been deferred and will be amortized over the life of refinanced debt.

  Legal

     In regards to the California Actions (see Note 12), at a hearing on the demurrers on January 9, 1998, the court sustained the AIMCO Parties' demurrers to each of the three causes of action in the two complaints, with leave to amend. On February 25, 1998, the plaintiffs filed a consolidated amended class and derivative complaint for damages (the "Consolidated Amended Complaint"). The Consolidated Amended Complaint has added as defendants the general partners of the English Partnerships and dropped certain defendants, including AIMCO/PAM Properties, L.P. The Consolidated Amended Complaint seeks compensatory and punitive damages and alleges six causes of action for breach of fiduciary duty (two separate causes of action), for an accounting, breach of the implied covenant of good faith and fair dealing, and for inducing breach of contract. Plaintiffs have also added allegations of alleged wrongful conduct in connection with the Partnership's second group of tender offers commenced in late 1997. On March 27, 1998, the remaining AIMCO defendants and the general partners of the English Partnerships filed demurrers to the Consolidated Amended Complaint. On May 22, 1998, the Court overruled the demurrers. Trial is scheduled to begin on October 5, 1998.

                             AIMCO PROPERTIES, L.P.

                          CONSOLIDATED BALANCE SHEETS
                 AS OF SEPTEMBER 30, 1998 AND DECEMBER 31, 1997
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                     ASSETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                               (UNAUDITED)
Real estate, net of accumulated depreciation of $330,365 and
  $153,285..................................................   $2,355,122      $1,503,922
Property held for sale......................................       42,212           6,284
Investments in and notes receivable from unconsolidated
  subsidiaries..............................................      127,082          84,459
Investments in and notes receivable from unconsolidated real
  estate Partnerships.......................................      246,847         212,150
Cash and cash equivalents...................................       43,681          37,088
Restricted cash.............................................       83,187          24,229
Accounts receivable.........................................       11,545          28,656
Deferred financing costs....................................       21,835          12,793
Goodwill, net of accumulated amortization of $4,854 and
  $522......................................................      120,503         125,239
Other assets................................................       69,935          65,690
                                                               ----------      ----------
          Total assets......................................   $3,121,949      $2,100,510
                                                               ==========      ==========
                            LIABILITIES AND PARTNERS' CAPITAL
Secured notes payable.......................................   $  774,676      $  681,421
Secured tax-exempt bond financing...........................      399,925          74,010
Unsecured short-term financing..............................       50,800              --
Secured short-term financing................................       50,000          53,099
                                                               ----------      ----------
          Total indebtedness................................    1,275,401         808,530
                                                               ----------      ----------
Accounts payable, accrued and other liabilities.............      131,799          88,170
Resident security deposits and prepaid rents................       13,171          10,213
                                                               ----------      ----------
          Total liabilities.................................    1,420,371         906,913
                                                               ----------      ----------
Commitments and contingencies...............................           --              --
Minority interests..........................................       42,086          36,335
Redeemable Partnership Units................................      232,405         197,086
Partners' Capital
  General and Special Limited Partner.......................    1,039,525         827,280
  Preferred Units...........................................      387,562         134,579
  Accumulated other comprehensive losses....................           --          (1,683)
                                                               ----------      ----------
          Total partners' capital...........................    1,427,087         960,176
                                                               ----------      ----------
          Total liabilities and partners' capital...........   $3,121,949      $2,100,510
                                                               ==========      ==========

          See accompanying notes to consolidated financial statements.

                             AIMCO PROPERTIES, L.P.

                       CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)
                                  (UNAUDITED)

                                                                 FOR THE NINE MONTHS ENDED
                                                              -------------------------------
                                                              SEPT. 30, 1998   SEPT. 30, 1997
                                                              --------------   --------------
RENTAL PROPERTY OPERATIONS
Rental and other property revenues..........................    $ 265,700         $127,083
Property operating expenses.................................     (101,600)         (50,737)
Owned property management expense...........................       (7,746)          (4,344)
Depreciation................................................      (59,792)         (23,848)
                                                                ---------         --------
Income from property operations.............................       96,562           48,154
                                                                ---------         --------
SERVICE COMPANY BUSINESS
Management fees and other income............................       13,968            9,173
Management and other expenses...............................       (8,101)          (5,029)
Corporate overhead allocation...............................         (196)            (441)
Other assets depreciation and amortization..................           (3)            (236)
                                                                ---------         --------
Income from service company business........................        5,668            3,467
Minority interests in service company business..............           --               48
                                                                ---------         --------
Company's share of income from service company Business.....        5,668            3,515
                                                                ---------         --------
General and administrative expenses.........................       (7,444)          (1,408)
Interest expense............................................      (56,756)         (33,359)
Interest income.............................................       18,244            4,458
Minority interest in other partnerships.....................       (1,052)            (777)
Equity in losses of unconsolidated partnerships.............       (5,078)            (463)
Equity in earnings of unconsolidated subsidiaries...........        8,413              456
Amortization of goodwill....................................       (5,071)            (711)
                                                                ---------         --------
Income from operations......................................       53,486           19,865
Extraordinary item -- early extinguishment of debt..........           --             (269)
Gain on disposition of properties...........................        2,783             (169)
                                                                ---------         --------
Net income
                                                                $  56,269         $ 19,427
                                                                ---------         --------
Net income attributable to Preferred Unitholders............    $  16,320         $    835
                                                                =========         ========
Net income attributable to OP Unitholders...................    $  39,949         $ 18,592
                                                                =========         ========
Net income..................................................    $  56,269         $ 19,427
Other comprehensive income:
  Net unrealized gains on investment in securities..........           --            1,175
                                                                ---------         --------
Comprehensive income........................................    $  56,269         $ 20,602
                                                                =========         ========
Basic earnings per OP Unit..................................    $    0.80         $   0.77
                                                                =========         ========
Diluted earnings per OP Unit................................    $    0.79         $   0.77
                                                                =========         ========
Weighted average OP Units outstanding.......................       50,420           23,648
                                                                =========         ========
Weighted average OP Units and OP Unit equivalents
  outstanding...............................................       50,544           24,314
                                                                =========         ========
Distributions paid per OP Unit..............................    $  1.6875         $ 1.3875
                                                                =========         ========

          See accompanying notes to consolidated financial statements.

                             AIMCO PROPERTIES, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               FOR THE NINE
                                                               MONTHS ENDED
                                                              SEPT. 30, 1997
                                                              --------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income................................................     $  19,427
                                                                 ---------
  Adjustments to reconcile net income to net cash provided
    by Operating activities:
    Depreciation and amortization...........................        26,595
    (Gain) loss on disposition of properties................           169
    Minority interests......................................           777
    Equity in earnings of unconsolidated partnerships.......           463
    Equity in earnings of unconsolidated subsidiaries.......          (456)
    Extraordinary loss on early extinguishment of debt......           269
    Changes in operating assets and operating liabilities...         6,191
                                                                 ---------
         Total adjustments..................................        34,008
                                                                 ---------
         Net cash provided by operating activities..........        53,435
                                                                 ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................       (86,205)
  Additions to real estate..................................       (16,959)
  Proceeds from sale of property held for sale..............           231
  Additions to property held for sale.......................          (139)
  Purchase of general and limited partnership interests.....       (67,393)
  Purchase of/additions to notes receivable.................       (39,918)
  Proceeds from repayments of notes receivable..............            --
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        38,000
  Cash received in connection with Ambassador Merger........            --
  Contribution to unconsolidated subsidiaries...............            --
  Purchase of NHP common stock..............................      (121,437)
  Purchase of investments held for sale.....................       (19,881)
  Purchase of office equipment and leasehold improvements...        (1,113)
  Redemption of OP Units....................................            --
                                                                 ---------
         Net cash used in investing activities..............      (314,814)
                                                                 ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............        94,111
  Principal repayments on secured notes payable.............        (4,451)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,056)
  Repayments on secured short-term financing................      (258,922)
  Net borrowings on the Company's revolving credit
    facilities..............................................       140,680
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................         1,346
  Proceeds from issuance of OP Units and Preferred Units,
    net of underwriting and offering costs..................       343,960
  Repurchase of OP Units....................................            --
  Principal repayments received on notes due from officers
    on OP Unit purchases....................................        10,323
  Payment of OP Unit distributions..........................       (28,135)
  Payment of distributions to limited partners..............        (3,872)
  Payment of Preferred Unit distributions...................            --
  Payment of distributions to OP Unitholders................            --
  Proceeds from issuance of High Performance Units..........            --
                                                                 ---------
         Net cash provided by financing activities..........       293,984
                                                                 ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................        32,605
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        13,170
                                                                 ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  45,775
                                                                 =========

          See accompanying notes to consolidated financial statements.

                             AIMCO PROPERTIES, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                 (IN THOUSANDS, EXCEPT SHARE AND OP UNIT DATA)

1998 NON CASH INVESTING AND FINANCING ACTIVITIES

  Purchase of Real Estate

Secured notes payable assumed in connection with purchase of real estate...............................................  $ 80,238
  Real estate purchased in exchange of 867,751 Partnership
     Units ("OP Units") of AIMCO Properties, L.P. (the
     "Partnership").........................................    29,339
                                                              --------
                                                              $109,577
                                                              ========

  Purchase of Ambassador Apartments, Inc.

     In May 1998, the Company acquired all of the common stock of Ambassador Apartments, Inc. ("Ambassador"), par value $.01 per share, in exchange for 6,578,833 shares of AIMCO's Class A Common Stock, par value $.01 per share (the "Class A Common Stock") with a recorded value of $251.3 million (see Note 3).

     The aggregate purchase price consisted of the following:

Real estate.................................................  $713,596
Investment in real estate partnerships......................     2,290
Restricted cash.............................................    35,523
Accounts receivable.........................................     7,953
Deferred financing costs....................................     4,359
Other assets................................................     2,319
Secured notes payable.......................................    37,162
Secured tax-exempt bond financing...........................   334,881
Unsecured short-term financing..............................    31,550
Accounts payable, accrued and other liabilities.............     2,513
Resident security deposits and prepaid rents................     8,898
Minority interests in other partnerships....................     5,752
Partners' Capital...........................................   251,274

  Property Held For Sale

     During the nine months ended September 30, 1998, the Company (as defined in Note 1) entered into sales agreements to sell four multifamily properties with a net book value of $42,106. These assets were reclassified to property held for sale.

  Receipt of Notes Payable From Officers

     During the nine months ended September 30, 1998, the Company issued notes receivable from officers for a total of $16,636 in connection with their purchase of 406,072 shares of Class A Common Stock. The notes receivable were contributed to the Partnership in exchange for 406,072 OP Units.

  Other

     During the nine months ended September 30, 1998, the Partnership issued an additional 194,208 OP Units with a recorded value of $4,045 in connection with the purchase of certain partnership interests.

                             AIMCO PROPERTIES, L.P.

     During the nine months ended September 30, 1998, the Company obtained control of real estate partnerships that became consolidated. The non-cash effects are as follows:

Real estate.................................................  $22,089
Secured notes payable.......................................    4,679
Investment in and notes receivable from real estate
  partnerships..............................................   16,683
Accounts payable, accrued and other liabilities.............      727

     During the nine months ended September 30, 1998, AIMCO contributed certain assets and liabilities to unconsolidated subsidiaries and unconsolidated partnerships as follows:

Investment in unconsolidated subsidiaries...................  $34,300
Investment in unconsolidated partnerships...................    3,361
Restricted cash.............................................      552
Accounts receivable.........................................   13,972
Other assets................................................   18,719
Accounts payable, accrued and other liabilities.............   62,011

1997 NON CASH INVESTING AND FINANCING ACTIVITIES

  Purchase of Real Estate

Secured notes payable assumed in connection with purchase of real estate...............................................  $ 63,446
Real estate purchased in exchange for 1,897,794 OP Units....    55,906
                                                              --------
                                                              $119,352
                                                              ========

  Purchase of 53.3% Interest in NHP Incorporated

     In May 1997, the Company acquired 2,866,071 shares of NHP Incorporated's ("NHP") common stock in exchange for 2,142,857 shares of AIMCO'S Class A Common Stock with a recorded value of $57,321. Subsequent to the purchase, the Company contributed the NHP common stock to AIMCO/NHP Holdings, Inc. ("ANHI"), an unconsolidated subsidiary formed in April 1997, in exchange for all of the shares of ANHI's nonvoting preferred stock, representing a 95% economic interest in ANHI.

     Concurrently with this contribution, ANHI obtained a loan in the amount of $72,600, and used the proceeds from the loan to purchase 3,630,002 additional shares of NHP common stock. In August and September 1997, AIMCO purchased 5,717,000 shares of NHP common stock from ANHI for an aggregate purchase price of $114,397, and purchased an additional 434,049 shares of NHP common stock from third parties, pursuant to a stock purchase agreement. Upon the completion of these transactions, AIMCO and ANHI owned a combined total of 6,930,122 shares of NHP common stock, representing 53.3% of NHP's outstanding common stock as of September 30, 1997.

                             AIMCO PROPERTIES, L.P.

  Purchase of General and Limited Partnership Interests, Captive Insurance Subsidiary and Other Assets

     The historical cost of the assets and the liabilities assumed in connection with the purchase of NHP Partners, Inc., NHP Partners Two Limited Partners and their subsidiaries (the "NHP Real Estate Companies") were as follows:

Real estate, net............................................   $ 174,545
Investment in real estate partnerships......................      89,526
Restricted cash.............................................       6,051
Accounts receivable.........................................      12,743
Other assets................................................       3,347
Secured notes payable.......................................    (140,270)
Accounts payable, accrued and other liabilities.............     (50,153)
Accrued management contract liability.......................    (106,615)
Resident security deposits and prepaid rent.................      (1,025)

  Property Held for Sale

     In the third quarter of 1997, the Company entered into contracts to sell five apartment communities with a net book value of $19,100. These assets were reclassified to property held for sale.

  Issuance of Notes Receivable Due from Officers

     During the nine months ended September 30, 1997, the Company issued notes receivable from officers for a total of $33,700 in connection with their purchase of 1,125,000 shares of Class A Common Stock. The notes receivable were contributed to the Partnership in exchange for 1,125,000 OP Units.

  Other

     During the nine months ended September 30, 1997, the Company reclassified $1,323 of other assets to real estate as a purchase price allocation adjustment. In addition, the Company wrote off $4,065 of other assets allocable to limited partners in partnerships controlled by the Company, to minority interests.

     During the nine months ended September 30, 1997, the Partnership issued an additional 198,218 OP Units with a recorded value of $6,653 in connection with the purchase of certain partnership interests in 1996.

     During the nine months ended September 30, 1997, the Company recorded unrealized gains on investments held for sale of $1,175.

                             AIMCO PROPERTIES, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                                  (UNAUDITED)

NOTE 1 -- ORGANIZATION

     AIMCO Properties, L.P. (the "Partnership" and, together with AIMCO (as defined below), consolidated entities and majority-owned subsidiaries, the "Company"), a Delaware limited partnership, was formed on May 16, 1994 to conduct the business of acquiring, developing, leasing and managing multi-family apartment properties. Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), is the General Partner (through its wholly owned subsidiary, AIMCO-GP, Inc., a Delaware corporation) and Special Limited Partner (through its wholly owned subsidiary, AIMCO-LP, Inc., a Delaware corporation), as defined in the Third Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., as amended (the "Agreement"), of the Partnership. In addition, AIMCO is the holder of all Partnership Preferred Units ("Preferred Units") outstanding in the Partnership. The Limited Partners of the Partnership are individuals or entities that own limited partnership units in the Partnership ("OP Units"). After holding the OP Units for one year, the Limited Partners have the right to redeem their OP Units for cash, subject to the prior right of AIMCO to elect to acquire some or all of the OP Units tendered for redemption in exchange for shares of Class A Common Stock, on a one-for-one ratio.

     The Partnership, through its operating divisions and subsidiaries, was formed to hold and conduct substantially all of AIMCO's operations and manages the daily operations of AIMCO's business and assets. All employees are employees of the Partnership; AIMCO has no employees.

     According to the terms of the Agreement, the capital structure of the Partnership, in terms of the OP Units owned by the General Partner, the Special Limited Partner and the Preferred Units outstanding, is generally required to replicate the capital structure of AIMCO, with the only difference being the Partnership has additional OP Units outstanding which are owned by the Limited Partners. Therefore, AIMCO is required to contribute to the Partnership all proceeds from offerings of its Class A Common Stock, preferred stock, or any other equity offerings. In addition, substantially all of AIMCO's assets must be owned through the Partnership; therefore, AIMCO is generally required to contribute to the Partnership all assets acquired. In exchange for the contribution of offering proceeds or assets, AIMCO receives additional interests in the Partnership with similar terms (i.e., if AIMCO contributes proceeds of a preferred stock offering, AIMCO receives Preferred Units).

     AIMCO frequently consummates transactions for the benefit of the Partnership. For legal, tax or other business reasons, AIMCO may hold title or ownership of certain assets until they can be transferred to the Partnership. However, the Partnership has a controlling financial interest in all of AIMCO's assets in the process of transfer to the Partnership.

     At September 30, 1998, the Partnership had 54,143,507 OP Units outstanding, 750,000 Class B Preferred Units outstanding, 2,400,000 Class C Preferred Units outstanding, 4,200,000 Class D Preferred Units outstanding, 4,050,000 Class G Preferred Units outstanding, and 2,000,000 Class H Preferred Units outstanding.

     As of September 30, 1998, the Partnership owned or controlled 57,561 units in 207 apartment properties (the "Owned Properties"), held an equity interest in 75,050 units in 481 apartment properties (the "Equity Properties") and managed 67,929 units in 355 apartment properties for third party owners and affiliates (the "Managed Properties" and, together with the Owned Properties and Equity Properties, the "AIMCO Properties"), bringing the total managed portfolio to 200,540 units in 1,043 apartment properties. The apartment properties are located in 42 states, the District of Columbia and Puerto Rico.

                             AIMCO PROPERTIES, L.P.

NOTE 2 -- BASIS OF PRESENTATION

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Partnership and Partnership subsidiaries and limited partnerships in which the Partnership has a controlling financial interest. Interests held by limited partners in real estate partnerships controlled by the Partnership are reflected as Minority Interests.

     All significant intercompany balances and transactions have been eliminated in consolidation.

  Investments in Unconsolidated Subsidiaries

     The Partnership has investments in numerous subsidiaries. Investments in entities in which the Partnership does not have control are accounted for under the equity method. Under the equity method, the Partnership's pro-rata share of the earnings or losses of the entity for the periods being presented is included in equity in earnings from unconsolidated subsidiaries.

  Investments in and Notes Receivable from Real Estate Partnerships

     The Company owns general and limited partnership interests in numerous partnerships that own multi-family apartment properties. Investments in real estate partnerships in which the Company does not have control are accounted for under the equity method. Under the equity method, the Company's pro-rata share of the earnings or losses of the entity for the periods being presented is included in equity in losses of unconsolidated partnerships.

  Redeemable Partnership Units

     The Partnership accounts for the outstanding common units not held by AIMCO as redeemable partnership units. These units are classified outside of permanent partners' capital in the accompanying balance sheet. The units are initially recorded at their fair value and subsequently adjusted based on the fair value at the balance sheet date as measured by the closing price of AIMCO's common stock on that date by the total number of units outstanding.

  Comprehensive Income

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which provides guidance with respect to the calculation and presentation of comprehensive income. Comprehensive income includes all transactions affecting partners' capital, including the traditional measure of net income, and excluding contributions from and distributions to OP Unitholders. Under SFAS 130, companies are required to present comprehensive income and its components on the face of the income statement and as a component of partners' capital on the face of the balance sheet. As required, the Partnership adopted SFAS 130 as of January 1, 1998 and restated the components of partners' capital for prior periods.

  Interim Information

     The accompanying unaudited consolidated financial statements of the Partnership as of September 30, 1998 and for the three and nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.

                             AIMCO PROPERTIES, L.P.

     The consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1997 included in the Registration Statement on Form 10/A. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

 Reclassification

     Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

NOTE 3 -- REAL ESTATE

     In May 1998, AIMCO acquired, through a merger, Ambassador Apartments, Inc. ("Ambassador"), resulting in the issuance of up to 6,578,833 shares of Class A Common Stock. Ambassador owned 52 apartment communities with a total of 15,728 units located in Arizona, Colorado, Florida, Georgia, Illinois, Tennessee and Texas, and managed one property containing 252 units for an unrelated third party. AIMCO contributed the assets and liabilities of Ambassador to the Partnership in exchange for 6,578,833 OP Units.

     In addition to the merger with Ambassador, during the nine months ended September 30, 1998, the Partnership purchased 19 apartment communities containing 4,273 apartment units, as described below:

  DATE                                                      NUMBER
ACQUIRED        PROPERTY                LOCATION           OF UNITS
--------        --------                --------           --------
1/98..     Crossings at Bell     Amarillo, TX                 160
2/98..     Steeplechase          Tyler, TX                    484
3/98..     Casa Anita            Phoenix, AZ                  224
3/98..     San Marina            Phoenix, AZ                  399
3/98..     Cobble Creek          Tucson, AZ                   301
3/98..     Rio Cancion           Tucson, AZ                   379
3/98..     Sundown Village       Tucson, AZ                   330
4/98..     Arbor Station         Montgomery, AL               264
4/98..     Heather Ridge         Arlington, TX                 72
5/98..     Landmark              Albuquerque, NM              101
6/98..     Citrus Grove          Redlands, CA                 198
6/98..     Villa La Paz          Sun City, CA                  96
7/98..     Sunset Village        Oceanside, CA                114
7/98..     Sunset Citrus         Vista, CA                     97
7/98..     Rancho Escondido      Escondido, CA                334
8/98..     Atrium                Plantation, FL               210
8/98..     Colony                Bradenton, FL                166
9/98..     Fisherman's Landing   Hillsborough County, FL      256
9/98..     Sun Lake              Brandon, FL                   88
                                                            -----
                                                            4,273
                                                            =====

     The aggregate consideration paid by the Partnership of $886.1 million (including Ambassador) consisted of $153.2 million in cash, 867,751 OP Units to limited partners valued at $29.3 million, 6,578,833 OP Units to the Special Limited Partners valued at $251.3 million and the assumption of $452.3 million of secured long-term indebtedness. The cash portions of the acquisitions were funded with borrowings under the Partnership's revolving credit facilities.

                             AIMCO PROPERTIES, L.P.

     During the nine months ended September 30, 1998, the Partnership sold two apartment communities containing an aggregate of 702 apartment units for aggregate sales price of $18.3 million, less selling costs of $0.3 million. The Partnership recognized aggregate gains of $3.4 million on the sales. The Partnership used the cash proceeds to pay down a portion of the outstanding balance on the BOA Credit Facility (as defined in Note 9) and to pay closing costs.

     As of September 30, 1998, the Partnership's management has indicated its intent to sell six properties. Accordingly, these properties have been reclassified from real estate to property held for sale on the consolidated balance sheet.

NOTE 4 -- INTEREST RATE LOCK AGREEMENTS

     From time to time, the Partnership enters into interest rate lock agreements with major investment banking firms, in anticipation of refinancing debt. Interest rate lock agreements related to planned refinancing of identified variable rate indebtedness are accounted for as anticipatory hedges. Upon the refinancing of such indebtedness, any gain or loss associated with the termination of the interest rate lock agreement is deferred and recognized over the life of the refinanced indebtedness. In order for the interest rate lock to qualify as an anticipatory hedge, the following criteria must be met: (a) the refinance being hedged exposes the Partnership to interest rate risk; (b) the interest rate lock is designated as a hedge; (c) the significant characteristics and expected terms of the refinance are identified; and (d) it is probable that the refinance will occur. The Partnership believes that all four of the above qualifications have been met for interest rate lock agreements previously entered into. In the event that any of the above qualifications are not met, the interest rate lock agreement will not qualify as an anticipatory hedge, and any gain or loss realized on the interest rate lock agreement will be recognized in the current period's earnings.

NOTE 5 -- COMMITMENTS

  High Performance Units

     In January 1998, the Partnership sold 15,000 Class I High Performance Partnership Units (the "High Performance Units") to a partnership owned by fourteen members of AIMCO's senior management, and to three of its independent directors for $2.1 million in cash. The High Performance Units have nominal value unless the total return of AIMCO's Class A Common Stock (defined as dividend income plus share price appreciation), over the three year period ending December 31, 2000, is at least 30% and exceeds the industry average, as determined by a peer group index, by at least 15% (the "Total Return"). At the conclusion of the three year period, if the Total Return of AIMCO's Class A Common Stock satisfies these criteria, the holders of the High Performance Units will receive distributions and allocations of income and loss from the Partnership in the same amounts and at the same times as would holders of a number of OP Units equal to the quotient obtained by dividing (i) the product of
(a) 15% of the amount by which the Total Return of AIMCO's Class A Common Stock over the three year period exceeds the greater of 115% of a peer group index or 30% (such excess being the "Excess Return"), multiplied by (b) the weighted average market value of the Partnership's outstanding OP Units, by (ii) the market value of one share of Class A Common Stock at the end of the three year period. The three-year measurement period will be shortened in the event of a change of control of the Company. Unlike OP Units, the High Performance Units are not redeemable or convertible into Class A Common Stock, unless a change of control of the Company occurs. Because there is substantial uncertainty that the High Performance Units will have more than nominal value due to the required Total Return over the three-year term, the Partnership has not recorded any value to the High Performance Units. If the measurement period had ended September 30, 1998, the Excess Return would have been $16.5 million and the value of the High Performance Units would have been $2.5 million, and such High Performance Units would have had no dilutive effect on net income per unit.

                             AIMCO PROPERTIES, L.P.

NOTE 6 -- PARTNERS' CAPITAL

  Issuance of Preferred Units

     During 1998, AIMCO issued the following:

                                                         NET       OPTION OF       ANNUAL      LIQUIDATION
                                           SHARES      PROCEEDS     REDEEM-     DISTRIBUTION    PREFERENCE
                               DATES       ISSUED     (MILLIONS)    ABLE ON         RATE           RATE
                             ----------   ---------   ----------   ----------   ------------   ------------
Class D Preferred Stock....  Feb., 1998   4,200,000     $101.5     Feb., 2003     $ 2.1875     $25 per unit
Class G Preferred Stock....  Jul., 1998   4,050,000     $ 98.0     Jul., 2008     $2.34375     $25 per unit
Class H Preferred Stock....  Aug., 1998   2,000,000     $ 48.1     Aug., 2003     $  2.375     $25 per unit

     The proceeds were contributed by AIMCO to the Partnership and the Partnership issued to AIMCO the same number of economically equivalent Class D, G and H Preferred Units. On or after the above listed redemption dates, AIMCO may redeem shares of Class D, G or H Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the above listed Class D, G and H Liquidation Preferences plus all accrued and unpaid distributions to the date fixed for redemption. Upon any such redemption, an equivalent number of Class D, G and H Preferred Units shall be redeemed.

     During the nine months ended September 30, 1998, AIMCO sold 442,126 shares of Class A Common Stock to certain members of AIMCO's management, at an average price of $36.90 per share. In payment for the stock, such members of management executed notes payable to AIMCO totaling $16.3 million, which bear interest at a fixed rate of 7.0% per annum, payable quarterly, and are due in ten years. The notes are secured by the stock purchased and are recourse as to 25% of the original amount borrowed. The notes receivable were contributed by AIMCO to the Partnership in exchange for 442,126 OP Units. During the nine months ended September 30, 1998, the Partnership received payments on notes payable from AIMCO's management of $8.1 million.

  Warrants

     On December 2, 1997, AIMCO issued warrants (the "Oxford Warrants") exercisable to purchase up to an aggregate of 500,000 shares of Class A Common Stock at $41 per unit. The Oxford Warrants were issued to affiliates of Oxford Realty Financial Group, Inc., a Maryland corporation ("Oxford"), in connection with the amendment of certain agreements pursuant to which the Partnership manages properties controlled by Oxford or its affiliates. The actual number of shares of Class A Common Stock for which the Oxford Warrants will be exercisable is based on certain performance criteria with respect to the Company's management arrangement with Oxford for each of the five years ending December 31, 2001. The Oxford Warrants are exercisable for six years after the determination of such criteria for each of the five years. The Oxford Warrants were valued at $1.2 million using the "Black-Scholes" model, which was additional consideration paid to acquire the property management contracts related to the properties controlled by Oxford or its affiliates. The Oxford Warrants were issued in a private transaction exempt from registration under the Securities Act pursuant to Section 4(2).

  Unit Repurchases

     During the nine months ended September 30, 1998, the Partnership repurchased 299,600 OP Units from AIMCO and, in turn, AIMCO repurchased 299,600 shares of Class A Common Stock on the open market for $11.0 million, or an average price of $36.68 per share.

                             AIMCO PROPERTIES, L.P.

NOTE 7 -- EARNINGS PER OP UNIT

     The following table illustrates the calculation of basic and diluted earnings per OP Unit for the three and nine months ended September 30, 1998 and 1997 (in thousands, except per unit data):

                                                                 THREE            THREE
                                                                 MONTHS           MONTHS
                                                                 ENDED            ENDED
                                                               SEPT. 30,        SEPT. 30,
                                                                  1998             1997
                                                             --------------   --------------
Numerator:
  Net income...............................................     $17,745          $ 7,963
  Preferred Unit distributions.............................      (7,670)            (835)
                                                                -------          -------
Numerator for basic and diluted earnings per OP
  Unit -- Income attributable to OP Unitholders............     $10,075          $ 7,128
                                                                =======          =======
Denominator:
  Denominator for basic earnings per OP Unit -- weighted
     Average number of shares of OP Units outstanding......      52,896           27,969
  Effect of dilutive securities............................         627              185
                                                                -------          -------
Denominator for dilutive earnings per OP Unit..............      53,523           28,154
                                                                =======          =======
Basic earnings per common OP Unit:
  Operations...............................................     $  0.18          $  0.26
  Gain on disposition of properties........................        0.01            (0.01)
  Extraordinary item.......................................          --               --
                                                                -------          -------
          Total............................................     $  0.19          $  0.25
                                                                =======          =======
Diluted earnings per OP Unit:
  Operations...............................................     $  0.18          $  0.26
  Gain on disposition of properties........................        0.01            (0.01)
  Extraordinary item.......................................          --               --
                                                                -------          -------
          Total............................................     $  0.19          $  0.25
                                                                =======          =======

                             AIMCO PROPERTIES, L.P.

                                                              NINE MONTHS      NINE MONTHS
                                                                 ENDED            ENDED
                                                               SEPT. 30,        SEPT. 30,
                                                                  1998             1997
                                                              -----------      -----------
Numerator:
  Net income...............................................     $ 56,269         $19,427
  Preferred Unit distributions.............................      (16,320)           (835)
                                                                --------         -------
Numerator for basic and diluted earnings per OP
  Unit -- Income attributable to OP Unitholders............     $ 39,949         $18,592
                                                                ========         =======
Denominator:
  Denominator for basic earnings per OP Unit -- weighted
     Average number of OP Units outstanding................       50,420          23,648
  Effect of dilutive securities............................          124             666
                                                                --------         -------
Denominator for dilutive earnings per OP Unit..............       50,544          24,314
                                                                ========         =======
Basic earnings per OP Unit:
  Operations...............................................     $   0.74         $  0.79
  Gain on disposition of properties........................         0.06           (0.01)
  Extraordinary item.......................................           --           (0.01)
                                                                --------         -------
          Total............................................     $   0.80         $  0.77
                                                                ========         =======
Diluted earnings per OP Unit:
  Operations...............................................     $   0.73         $  0.79
  Gain on disposition of properties........................         0.06           (0.01)
  Extraordinary item.......................................           --           (0.01)
                                                                --------         -------
          Total............................................     $   0.79         $  0.77
                                                                ========         =======

NOTE 8 -- PRO FORMA FINANCIAL STATEMENTS

     During the nine months ended September 30, 1998, the Company purchased Ambassador. During the nine months ended September 30, 1997, the Company purchased the NHP Real Estate Companies and, through an unconsolidated subsidiary, purchased a 53.3% interest in NHP Incorporated ("NHP"). The following unaudited Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 1998 and 1997, have been prepared as if the above described transactions had occurred at the beginning of the period being reported on. The following Pro Forma Financial Information is based, in part, on the following historical financial statements: (i) the unaudited financial data of the Company for the nine months ended September 30, 1998 and 1997; (ii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998 and the nine months ended September 30, 1997; (iii) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997 (which have been restated to reflect NHP's subsidiary, WMF Group Ltd., as a discontinued operation), and (iv) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the five months ended May 31, 1997.

                             AIMCO PROPERTIES, L.P.

     The pro forma financial statements are not necessarily indicative of what the Company's results of operations would have been assuming the completion of the described transactions at the beginning of the periods indicated, nor does it purport to project the Company's results of operations for any future period.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)
                                  (UNAUDITED)

                                                               FOR THE NINE     FOR THE NINE
                                                                  MONTHS           MONTHS
                                                                  ENDED            ENDED
                                                              SEPT. 30, 1998   SEPT. 30, 1997
                                                              --------------   --------------
Rental property operations..................................     $109,315         $74,988
Partnerships share of income from service company
  business..................................................        5,668           1,999
Net income..................................................     $ 59,942         $17,500
                                                                 ========         =======
Net income attributable to Preferred Unitholders............     $ 16,320         $   835
                                                                 ========         =======
Net income attributable to OP Unitholders...................     $ 43,622         $16,665
                                                                 ========         =======
Basic earnings per OP Unit..................................     $   0.79         $  0.53
                                                                 ========         =======
Diluted earnings per OP Unit................................     $   0.79         $  0.53
                                                                 ========         =======
Weighted average OP Units outstanding.......................       55,036          31,223
                                                                 ========         =======
Weighted average OP Units and OP Unit equivalents
  Outstanding...............................................       55,250          31,889
                                                                 ========         =======

NOTE 9 -- SUBSEQUENT EVENTS

  Insignia Merger

     On October 1, 1998, AIMCO, through a merger, acquired all of the multifamily business of Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (the "Insignia Merger"). As merger consideration, AIMCO issued to former Insignia stockholders 8.4 million shares of its Class E Cumulative Convertible Preferred Stock (the "Class E Preferred Stock") and reserved an additional 0.5 million shares for options and warrants, in the aggregate. In addition, approximately $531 million in outstanding debt and other liabilities of Insignia and its subsidiaries became obligations of AIMCO and its subsidiaries. AIMCO contributed the substantial majority of the assets and liabilities acquired in the Insignia Merger to the Partnership in exchange for
8.4 million Class E Preferred Units, which are the substantial economic equivalent of Class E Preferred stock.

     Holders of Class E Preferred Stock, which have the same rights as holders of Class E Preferred Units, will be entitled to receive the same cash dividends per share as holders of Class A Common Stock. In addition, holders of Class E Preferred Stock, on the record date for payment to be set by AIMCO's board of directors, will be entitled to receive a special distribution in an aggregate amount of $50 million (the "Special Dividend"). After January 15, 1999, if any portion of the Special Dividend or any other dividend has yet to be declared and paid to the holders of Class E Preferred Stock, no dividends may be declared or paid or set apart for payment by AIMCO on the Class A Common Stock.

     On the close of business on the day on which the Special Dividend (or any remaining unpaid portion thereof) is paid to the holders of the Class E Preferred Stock, each share of Class E Preferred Stock will be automatically converted into one share of Class A Common Stock without any action on the part of AIMCO or the holders of such share of Class E Preferred Stock (the "Conversion Date"). If AIMCO at any time following the consummation of the Insignia Merger pays a dividend or makes a distribution, subdivides,

                             AIMCO PROPERTIES, L.P.

combines, reclassifies, issues rights, options or warrants or makes any other distribution in securities in relation to its outstanding Class A Common Stock, then AIMCO will contemporaneously do the same with respect to the Class E Preferred Stock.

     In addition to the issuance of the Class E Preferred Stock, on October 1, 1998, the Company entered into a $300 million senior unsecured interim term loan agreement with an affiliate of Lehman Brothers, Inc. (the "Interim Term Loan Agreement"). The term loan matures in one year and bears interest at a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Base CD Rate in effect on such day plus 1% and (c) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. The Company used the proceeds to refinance existing indebtedness outstanding of Insignia at the time of the merger.

  IPT Merger Agreement

     As a result of the Insignia Merger and contributions by AIMCO, the Partnership currently owns approximately 30% of the outstanding units of partnership interest of Insignia Properties, L.P., a Delaware limited partnership ("IPLP"). In addition, AIMCO owns approximately 51% of the outstanding shares of beneficial interest of Insignia Properties Trust, a Maryland REIT ("IPT"). As of September 30, 1998, IPLP primarily owns general and limited partnership interests in real estate limited partnerships that own an aggregate of 339 Properties. AIMCO and IPT have entered into a merger agreement, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT will merge with AIMCO, or one of its subsidiaries (the "IPT Merger"). The IPT Merger is expected to close in January 1999. As a result of the IPT Merger, AIMCO will acquire the remaining approximately 70% interest in IPLP that is currently owned by IPT. AIMCO will contribute the 70% interest in IPLP to the Partnership in exchange for OP Units. Subsequent to the IPT Merger and contribution by AIMCO, the Partnership will own 100% of IPLP.

  Issuance of Units

     In November 1998, AIMCO issued 1,000,000 shares of Class J Cumulative Convertible Preferred Stock, par value $0.01 per share ("Class J Preferred Stock") in a private placement for $100.0 million. AIMCO contributed the proceeds to the Partnership in exchange for 1,000,000 Class J Cumulative Convertible Preferred Units (the "Class J Preferred Units"). In addition, the Partnership purchased 250,000 shares of Class J Preferred Stock from AIMCO in exchange for a note payable of $25 million and issued an additional 250,000 Class J Preferred units to AIMCO. The holders of Class J Preferred Stock shall be entitled to receive, when and as declared by the AIMCO board of directors, dividends equal to (i) 7% per annum of the per share Liquidation Preference for the period beginning on and including the Issue Date and lasting until November 15, 1998; (ii) 8% per annum of the per share Liquidation Preference for the period beginning on and including November 15, 1998 and lasting until November 15, 1999; (iii) 9% per annum of the per share Liquidation Preference for the period beginning on and including November 15, 1999 and lasting until November 15, 2000; (iv) 9.5% per annum of the per share Liquidation Preference thereafter. Such dividends shall be cumulative from the Issue Date, whether or not in any Dividend Period or Periods such dividends shall be declared or there shall be funds of the Company legally available for the payment of such dividends. AIMCO may convert any or all of the Class J Preferred Stock into Class A Common Stock at a conversion price of $40 (equivalent to a conversion rate of 2.5 shares of Class A Common Stock for each share of Class J Preferred Stock) (a) after November 6, 2002, if the market price of the Class A Common Stock in the five most recent Trading Days is equal to or greater than $40 or;
(b) at any time on or prior to November 6, 2002, if the Internal Rate of Return exceeds 12.5%.

                             AIMCO PROPERTIES, L.P.

  Purchase of Properties:

     Subsequent to September 30, 1998, the Partnership purchased one multifamily property with a total of 219 units for total consideration of $8.1 million, consisting of $8.1 million in cash. The multifamily property is located in Arizona.

  Distribution Declared

     On October 22, 1998, the AIMCO-GP, Inc. board of directors and AIMCO, as the General Partner, declared a cash distribution of $0.5625 per unit of OP Unit for the quarter ended September 30, 1998, payable on November 13, 1998 to OP Unitholders of record on November 6, 1998.

     The AIMCO-GP, Inc. board of directors and AIMCO, as the General Partner, also declared a cash distribution of $0.225 per unit on the Class E Preferred Units for the period from October 1, 1998 through November 6, 1998, the record date for the Class E Preferred Unit. The distribution was paid on November 13, 1998.

  Revised Debt Agreement

     On October 1, 1998, the Company amended and restated its credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement was further amended on November 6, 1998 (the "First Amendment"). The credit agreement now provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million (collectively with the First Amendment, the "BOA Credit Facility").

     The Partnership is the borrower under the BOA Credit Facility, but all obligations thereunder are guaranteed by AIMCO and certain subsidiaries. The annual interest rate under the BOA Credit Facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 1.25% and 2.0% in the case of LIBOR-based loans, and between negative 0.25% and positive 0.5% in the case of base rate loans, depending upon a ratio of the Company's consolidated unsecured indebtedness to the value of certain unencumbered assets. The BOA Credit Facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The BOA Credit Facility provides for the conversion of the revolving facility into a three-year term loan. The availability of funds to the Company under the BOA Credit Facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants contained in the BOA Credit Facility require the Company to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the BOA Credit Facility limits the Company from distributing more than 80% of its Funds From Operations (as defined) (or such amounts as may be necessary for AIMCO to maintain its status as a REIT) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.

                                   APPENDIX A
                                    GLOSSARY

     Unless the context requires otherwise, the following terms used in this Prospectus have the respective meanings set forth below:


     "1994 Plan" means the 1994 Stock Option Plan of AIMCO.



     "1996 Dispositions" means the sale of 4 properties in August 1996 by the Company.



     "1996 Hedges" means hedging agreements entered into in 1996 between the AIMCO Operating Partnership and a New York investment banking company in connection with a refinancing of certain indebtedness.



     "1996 Plan" means the 1996 Stock Award and Incentive Plan of AIMCO.



     "1997 Acquisitions" means the Company's investments in unconsolidated subsidiaries and real estate partnerships during 1997.


     "1997 Housing Act" means the Multifamily Assisted Housing Reform and Affordability Act of 1997.


     "1997 Plan" means the 1997 Stock Award and Incentive Plan of AIMCO.



     "1997 Sold Properties" means the sale of 5 properties in 1997 by the Company.



     "1998 Acquisitions" means the Company's acquisition of the Ambassador Operating Partnership and the purchase of 19 properties during the first nine months of 1998.



     "1998 Sold Properties" means the sale of 2 properties in 1998 by the Company.



     "2530 Committee" means the HUD's Multifamily Participation Review
Committee.


     "ACMs" means asbestos-containing materials.


     "ADA" means the Americans with Disabilities Act of 1990.


     "affordable" means, with respect to apartment units or residential properties, that such units or properties benefit from an interest rate or rental subsidy or are otherwise subject to governmental programs intended to provide housing to persons with low or moderate incomes.


     "Agreement" means the Third Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P.



     "AIMCO" means Apartment Investment and Management Company, a Maryland corporation.


     "AIMCO Board" means the board of directors of AIMCO.

     "AIMCO GP" means AIMCO-GP, Inc., a wholly owned subsidiary of AIMCO and the general partner of the AIMCO Operating Partnership.


     "AIMCO Index Price" means the average trading price of Class A Common Stock over the 20-day period ended five trading days prior to the effective time of the Insignia Merger, but in no event greater than $38.00.


     "AIMCO IPO" means AIMCO's initial public offering of Class A Common Stock in July 1994.

     "AIMCO Operating Partnership" means AIMCO Properties, L.P., a Delaware limited partnership.

     "AIMCO Operating Partnership Agreement" means the agreement of limited partnership of the AIMCO Operating Partnership.


     "AIMCO Parties" means the AIMCO Operating Partnership, [AIMCO-GP], AIMCO and AIMCO/ PAM Properties, L.P.

     "AIMCO Properties" means the Managed Properties, Owned Properties and Equity Properties.

     "AIMCO Stock" means the Class A Common Stock and the Preferred Stock.


     "Ambassador" means Ambassador Apartments, Inc.


     "Ambassador Common Stock" means the common stock, par value $.01 per share, of Ambassador.

     "Ambassador Merger" means the merger of Ambassador with and into AIMCO on May 8, 1998.


     "Ambassador Merger Agreement" means the agreement and plan of merger, dated December 23, 1997, entered into by AIMCO and Ambassador.



     "Ambassador Operating Partnership" means Ambassador Apartments, L.P., a Delaware limited partnership.


     "AMIT" means Angeles Mortgage Investment Trust.

     "AMTI" means alternative minimum taxable income.

     "ANHI" means AIMCO/NHP Holdings, Inc.


     "ANPI" means AIMCO/NHP Properties, Inc.



     "APB 15" means the Accounting Principles Board Opinion No. 15.



     "APB 25" means the Accounting Principles Board Opinion No. 25 -- Accounting for Stock Issued to Employees.


     "Assignee" means any person to whom one or more OP Units have been transferred.

     "Bank of America" means Bank of America National Trust and Savings Association.

     "Base Rate" means quarterly cash dividends per share equal to $1.78125.

     "BOA Credit Facility" means the $100 million unsecured revolving credit facility entered into in October 1, 1998 between the Company, Bank of America, and BankBoston, N.A.

     "Book-Tax Difference" means, generally, the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution.

     "Built-in Gain" means to be subject to tax at the highest regular corporate tax rate on the excess, if any, of the fair market value over the adjusted basis of any particular asset as of the beginning of a ten-year period.


     "business combinations" has the meaning given such term in the MGCL.


     "Bylaws" means the bylaws of AIMCO.

     "California Actions" means the two complaints filed in Superior Court of the State of California against the Company and the J.W. English Companies.


     "Capital Account" has the meaning given to such term in the AIMCO Operating Partnership Agreement.



     "capital assets" means property held for investment.


     "Capital Replacement" means capitalized spending which maintains a property.

     "Charter" means AIMCO's charter.


     "CK" means CK Services, Inc.



     "Class A Common Stock" means the Class A Common Stock, par value $.01 per share, of AIMCO.


     "Class B Parity Stock" means capital stock of AIMCO that ranks on parity with Class B Preferred Stock with respect to payments of dividends or upon liquidation, dissolution, winding up or otherwise.

     "Class B Partnership Preferred Units" means the Class B Partnership Preferred Units of the AIMCO Operating Partnership.

     "Class B Preferred Ownership Limit" means a number of shares of Class B Preferred Stock with a value equal to the excess of (i) 8.7% (or 15% in the case of certain pension trusts described in the Code, investment companies registered under the Investment Company Act of 1940 and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over (ii) the aggregate value of all shares of capital stock of AIMCO other than Class B Preferred Stock that are owned by such holder.

     "Class B Preferred Stock" means the Class B Cumulative Convertible Preferred Stock, par value $.01 per share, of AIMCO.

     "Class C Junior Stock" means Common Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class or series of stock, the holders of the Class C Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series.

     "Class C Liquidation Preference" means the liquidation preference of $25 per share on the Class C Preferred Stock.

     "Class C Parity Stock" means the Class B Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the Class C Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.

     "Class C Partnership Preferred Units" means the Class C Partnership Preferred Units of the AIMCO Operating Partnership.


     "Class C Preferred Stock" means the Class C Cumulative Preferred Stock, par value $.01 per share, of AIMCO.


     "Class C Senior Stock" means any class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class C Preferred Stock.

     "Class D Junior Stock" means Common Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class or series of stock, the holders of the Class D Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series.

     "Class D Liquidation Preference" means the liquidation preference of $25 per share on the Class D Preferred Stock.

     "Class D Parity Stock" means the Class B Preferred Stock, the Class C Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the Class D Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.

     "Class D Partnership Preferred Units" means the Class D Partnership Preferred Units of the AIMCO Operating Partnership.

     "Class D Preferred Stock" means the Class D Cumulative Preferred Stock, par value $.01 per share, of AIMCO.


     "Class D Senior Stock" means any class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class D Preferred Stock.

     "Class E Partnership Preferred Units" means the Class E Partnership Preferred Units of the AIMCO Operating Partnership.

     "Class G Junior Stock" means the Common Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class or series of stock, the holders of the Class G Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series.

     "Class G Liquidation Preference" means the liquidation preference of $25 per share on the Class G Preferred Stock.

     "Class G Parity Stock" means the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and any other class or series of stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the Class G Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.

     "Class G Partnership Preferred Units" means the Class G Partnership Preferred Units of the AIMCO Operating Partnership.


     "Class G Preferred Stock" means the Class G Cumulative Preferred Stock, par value $.01 per share, of AIMCO.


     "Class G Senior Stock" means any class or series of capital stock of AIMCO which if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class G Preferred Stock.

     "Class H Junior Stock" means the Common Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class or series of stock, the holders of the Class H Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series.

     "Class H Liquidation Preference" means the liquidation preference of $25 per share on the Class H Preferred Stock.

     "Class H Parity Stock" means the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class J Preferred Stock and any other class or series of stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the Class H Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.

     "Class H Partnership Preferred Units" means the Class H Partnership Preferred Units of the AIMCO Operating Partnership.


     "Class H Preferred Stock" means the Class H Cumulative Preferred Stock, par value $.01 per share, of AIMCO.


     "Class H Senior Stock" means any class or series of capital stock of AIMCO which if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class H Preferred Stock.

     "Class J Junior Stock" means the Common Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class or series of stock, the holders of the Class J Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series.


     "Class J Parity Stock" means the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock and any other class or series of stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the Class J Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.


     "Class J Partnership Preferred Units" means the Class J Partnership Preferred Units of the AIMCO Operating Partnership.

     "Class J Preferred Ownership Limit" means a number of shares of Class J Preferred Stock with a value equal to the excess of (i) 8.7% (or 15% in the case of certain pension trusts described in the Code, investment companies registered under the Investment Company Act of 1940 and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over (ii) the aggregate value of all shares of capital stock of AIMCO other than Class J Preferred Stock that are owned by such holder.

     "Class J Preferred Stock" means the Class J Cumulative Convertible Preferred Stock, par value $.01 per share, of AIMCO.


     "Class K Junior Stock" means the Common Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class or series of stock, the holders of the Class K Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding up in preference or priority to the holders of shares of such class of series.



     "Class K Liquidation Preference" means the liquidation preference of $25 per share on the Class K Preferred Stock.



     "Class K Parity Stock" means the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and any other class or series of stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the Class K Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.



     "Class K Partnership Preferred Units" means the Class K Partnership Preferred Units of the AIMCO Operating Partnership.



     "Class K Preferred Stock" means the Class K Partnership Preferred Stock, par value $.01 per share, of AIMCO.



     "Class K Senior Stock" means any class or series of capital stock of AIMCO which, if, pursuant to the specific terms of such class or series shall be entitled to the receipt of dividends of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class K Preferred Stock.



     "Class One Partnership Preferred Units" means the Class One Partnership Preferred Units, of the AIMCO Operating Partnership.



     "closely held" has the meaning given to such term in the Code.


     "Code" means the Internal Revenue Code of 1986, as amended.


     "Commission" means the Security and Exchange Commission.

     "Common OP Unitholders" means the holders of Common OP Units.


     "Common OP Units" means Partnership Common Units of the AIMCO Operating Partnership.


     "Common Stock" means the Class A Common Stock and the Class B Common Stock.

     "Company" means AIMCO, together with its consolidated subsidiaries, including the AIMCO Operating Partnership, except in "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership," it means the AIMCO Operating Partnership together with its subsidiaries, other controlled entities and entities in which it has a controlling financial interest.

     "Company Predecessors" means AIMCO and Property Asset Management, L.L.C., and its affiliated companies and PDI Realty Enterprises, Inc.


     "Consolidated Amended Complaint" means the consolidated amended complaint filed by plaintiffs on February 25, 1998 relating to the California Actions.


     "Contributing Partner" means a person contributing property to the AIMCO Operating Partnership in exchange for OP Units.

     "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     "control shares" means voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third,
(ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.


     "Controlled NHP Partnerships" means the 15 partnerships in which the Company acquired a controlling interest after its acquisition of NHP Real Estate Companies.



     "Convertible Debentures" means the 6 1/2% Convertible Subordinated Debentures due in 2016 and assumed by AIMCO in the Insignia Merger.



     "Counsel" means Skadden, Arps, Slate, Meagher & Flom LLP, counsel to AIMCO.


     "Credit Facilities" means the WMF Credit Facility, the BOA Credit Facility, and the Lehman Credit Facility.


     "Dallas Acquisition Properties" means the 12 multi-family apartment properties acquired by the AIMCO Operating Partnership.



     "Dallas Portfolio Acquisition" means the acquisition by the AIMCO Operating Partnership of general partnership interests in 21 limited partnerships.



     "Debt Coverage Ratio" means the ratio of EBITDA (less a provision of approximately $300 per owned apartment) to debt.


     "Delaware LP Act" means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, or any successor to such statute.


     "DOJ" means the U.S. Department of Justice.


     "domestically controlled REIT" means a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders.


     "Eligible Class B Shares" means the number of shares of Class B Common Stock outstanding as of the Year-end Test Date which become eligible for automatic conversion into an equal number of shares of Class A Common Stock (subject to the Ownership Limit).


     "English Acquisition" means the Company's acquisition in November 1996 of certain partnership interests, real estate and related assets owned by the J.W. English Companies.

     "English Partnerships" means 31 limited partnerships, interests in which were purchased by the Company from the J.W. English Companies pursuant to the English Acquisition.

     "English Tender Offers" means the separate tender offers made by the AIMCO Operating Partnership to the limited partners of 25 of the English Partnerships.

     "EPA" means the U.S. Environmental Protection Agency.


     "EPA Letter" means the letter received by NHP in October 1997 from the DOJ.


     "Equity Properties" means the apartment properties in which AIMCO holds an equity interest.


     "established securities market" has the meaning given to such term in the Code.



     "Excess Return" means 15% of the amount by which the Total Return of AIMCO's Class A Common Stock over a three year period exceeds the greater of 115% of a peer group index or the Minimum Return.


     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exempt Organizations" means tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts.

     "Federal Action" means the class action lawsuit filed in November 1996 by purported limited partners of certain of the Tender Offer English Partnerships against the Company and J.W. English in the U.S. District Court for the Northern District of California.

     "FFO" means funds from operations.


     "FFO Per Share" means, for any period, (i) net income (loss), computed in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividend payments, divided by (ii) the sum of
(a) the number of shares of the Class A Common Stock outstanding on the last day of such period (excluding any shares of the Class A Common Stock into which shares of the Class B Common Stock shall have been converted as a result of the conversion of shares of the Class B Common Stock on the last day of such period) and (b) the number of shares of the Class A Common Stock issuable to acquire units of limited partnership that (x) may be tendered for redemption in any limited partnership in which AIMCO serves as general partner and (y) are outstanding on the last day of such period.


     "FHAA" means the Fair Housing Amendments Act of 1988.

     "FIRPTA" means Foreign Investment in Real Property Tax Act of 1980.


     "First Amendment" means the amendment, dated November 6, 1998, to the BOA Credit Facility.


     "FNMA" means the Federal National Mortgage Association.

     "GAAP" means generally accepted accounting principles.


     "General Partner" means AIMCO-GP, Inc., a wholly-owned subsidiary of AIMCO and the general partner of the AIMCO Operating Partnership.


     "GMAC" means General Motors Acceptance Corporation.

     "GMAC Loans" means the 93 loans made by GMAC as of June 30, 1998 with an aggregate outstanding principal balance of $420.1 million to property owning partnerships of the Company, each of which is secured by the Owned Property of such partnership.

     "HAP Contracts" means Housing Assistance Payment Contracts.

     "High Performance Units" means the OP Units designated as Class I High Performance Units.


     "HUD" means the U.S. Department of Housing and Urban Development.

     "IFG" means Insignia Financial Group, Inc.


     "Indemnitee" means the AIMCO Operating Partnership's directors and officers.

     "Insignia" means the Insignia Financial Group, Inc.


     "Insignia Merger" means the merger of Insignia with and into AIMCO.


     "Insignia Merger Agreement" means the merger agreement between AIMCO, the AIMCO Operating Partnership, Insignia and Holdings pursuant to which Insignia will be merged with and into AIMCO.


     "Insignia Multifamily Business" means the interests owned by Insignia in various entities and acquired by AIMCO in the Insignia Merger.


     "Insignia Partnerships" means the limited partnerships whose general partners are affiliates of Insignia.


     "Inspector General" means the inspector general of HUD.



     "Interested Stockholder" means any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.



     "Interim Term Loan Agreement" means the $300 million senior unsecured interim term loan agreement entered into in October 1998 between AIMCO, the AIMCO Operating Partnership and an affiliate of Lehman Brothers, Inc.



     "IPLP" means Insignia Properties, L.P., a Delaware limited partnership.


     "IPT" means Insignia Properties Trust, a Maryland REIT, which is a majority owned subsidiary of Insignia.


     "IPT Merger" means the merger of IPT with and into AIMCO.



     "IPT Merger Agreement" means the merger agreement, dated October 1, 1998, between AIMCO and IPT.


     "IPT Shares" means the shares of beneficial interest of IPT, par value $.01 per share.

     "IRS" means the Internal Revenue Service.

     "J.W. English Companies" means J.W. English, a Houston, Texas-based real estate syndicator and developer, and certain affiliated entities.

     "Lehman Credit Facility" means the $300 million senior unsecured interim one-year term loan entered into on October 1, 1998 between the Company and an affiliate of Lehman Brothers, Inc.

     "LDP" means a limited denial of participation by any HUD office.

     "Liquidating Event" means any of the following: (i) December 31, 2093; (ii) an event of withdrawal, as defined in the Delaware LP Act (including, without limitation, bankruptcy), of the sole AIMCO GP unless, within ninety (90) days after the withdrawal, a majority in interest (as such phrase is used in Section 17-801(3) of the Delaware LP Act) of the remaining OP Unitholders agree in writing, in their sole and absolute discretion, to continue the business of the AIMCO Operating Partnership and to the appointment, effective as of the date of withdrawal, of a successor AIMCO GP; (iii) an election to dissolve the AIMCO Operating Partnership made by the AIMCO GP in its sole and absolute discretion, with or without the consent of the OP Unitholders; (iv) entry of a decree of judicial dissolution of the AIMCO Operating Partnership pursuant to the provisions of the Delaware LP Act; (v) the occurrence of a Terminating Capital Transaction; or (vi) the Redemption (or acquisition by AIMCO, the AIMCO GP and/or the Special Limited

Partner) of all Common OP Units other than Common OP Units held by the AIMCO GP or the Special Limited Partner.

     "Majority in Interest" means OP Unitholders (other than (i) the Special Limited Partner and (ii) any OP Unitholder fifty percent (50%) or more of whose equity is owned, directly or indirectly, by (a) the AIMCO GP or (b) any REIT as to which the AIMCO GP is a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2))) holding more than fifty percent (50%) of the outstanding Common OP Units held by all OP Unitholders (other than (i) the Special Limited Partner and (ii) any OP Unitholder fifty percent (50%) or more of whose equity is owned, directly or indirectly, by (a) the AIMCO GP or (b) any REIT as to which the AIMCO GP is a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2))).

     "Managed Properties" means the apartment properties managed by AIMCO for third party owners and affiliates.


     "Management Agreement" means the agreement between AIMCO and the AIMCO Operating Partnership.


     "Management Subsidiaries" means PAMS LP and the other subsidiaries of the Company that manage the Managed Properties.

     "March Hedge" means the interest rate hedging agreement entered into in March 1997 between the Company and an investment banking company in anticipation of certain indebtedness.


     "Margin" means the additional interest rate added to the interest rate under the BOA Credit Facility.


     "Measurement Period" means the January 1, 1998 to the Valuation Date.


     "MergerSub" means the Delaware limited partnership owned by the AIMCO Operating Partnership.


     "MGCL" means the Maryland General Corporation Law.

     "Minimum Return" means a 30% cumulative Total Return over three years.

     "NAREIT" means the National Association of Real Estate Investment Trusts.

     "NHP" means NHP Incorporated.

     "NHP Properties" means the 534 multifamily apartment properties containing 87,689 apartment units, a captive insurance subsidiary and certain related assets.

     "NHP Real Estate Companies" means a group of companies previously owned by NHP that hold interests in the NHP Properties.


     "NHP Warrants" means the warrants exercisable to purchase an aggregate of 399,999 shares of Class A Common Stock at $36 per share at any time prior to June 3, 2002.



     "NHPA&R" means NHP A&R Services, Inc.



     "NHPMC" means NHP Property Management Corporation.



     "Non-Qualified Plan" means the Non-Qualified Employee Stock Option Plan of AIMCO.


     "Non-U.S. Holder" means any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust.

     "NYSE" means the New York Stock Exchange.

     "October Hedge" means the hedging agreement entered into in October 1997 by the AIMCO Operating Partnership in connection with the acquisition of Foxchase Apartments.


     "OP Merger" means the merger of the Ambassador Operating Partnership with and into the AIMCO Operating Partnership.

     "OP Unitholder" means a holder of OP Units.

     "OP Units" means Preferred OP Units and the Common OP Units.

     "Owned Properties" means the apartment properties owned or controlled by AIMCO.


     "Owners" means the AIMCO Operating Partnership, AIMCO and certain single asset wholly-owned subsidiaries of the Company.


     "Ownership Limit" means the limit by the AIMCO Charter of direct or constructive ownership of shares of Class A Common Stock representing more than 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the combined total of outstanding shares of AIMCO's Class A Common Stock or Class B Common Stock by any person.


     "Oxford" means Oxford Realty Financial Group, Inc., a Maryland corporation.



     "Oxford Warrants" means the warrants exercisable to purchase an aggregate of 500,000 shares of Class A Common Stock at $41 per share.


     "Partner" means the AIMCO GP or an OP Unitholder, and "Partners" means the AIMCO GP and the OP Unitholders.

     "Partnership" shall mean AIMCO Properties, L.P., a Delaware limited partnership.

     "Partnership Tax Items" means partnership tax items including partnership income, gains, losses, deductions, and credits.

     "Preferred OP Units" means Partnership Preferred Units of the AIMCO Operating Partnership.

     "Preferred Share Investor" means the institutional investor to whom AIMCO issued 750,000 shares of Class B Preferred Stock in a private transaction.

     "Preferred Share Purchase Agreement" means the agreement pursuant to which AIMCO issued the Class B Preferred Stock.

     "Preferred Stock" means the preferred stock of AIMCO, par value $.01 per share.

     "Prospectus" means this prospectus, as it may be further supplemented or amended from time to time.

     "Prospectus Supplement" means a prospectus supplement accompanying the Prospectus.

     "PTP Regulations" means the Treasury Regulations generally effective for taxable years beginning after December 31, 1995.


     "publicly traded" has the meaning given to such term in the Code.


     "publicly traded partnership" means a partnership classified as a publicly traded partnership for federal income tax purposes.

     "qualifying income" means, in general, income which includes interest, dividends, real property rents (as defined by Section 856 of the Code) and gain from the sale or disposition of real property.


     "QRSs" means the entities in which the AIMCO Operating Partnership does not own any interest.



     "readily tradable" has the meaning given to such term in the Code.


     "Redemption" means to redeem all or a portion of the Common OP Units held by a Common OP Unitholder and certain Assignees in exchange for a cash amount based on the value of shares of Class A Common Stock.

     "Registration Statement" means the registration statement on Form S-4 of which the Prospectus forms a part, together with all amendments and exhibits, filed by AIMCO and the AIMCO Operating Partnership with the Commission.


     "regularly traded" has the meaning given to such term in the Treasury Regulations.


     "REIT" means a real estate investment trust.

     "REIT Requirements" means the requirements for qualifying a REIT under the Code.


     "REIT Taxable Income" has the meaning given to such term in the Code and the Treasury Regulations.


     "Schedule K-1" means the report which the AIMCO Operating Partnership furnishes to each OP Unitholder that sets forth his allocable share of income, gains, losses and deductions.


     "secondary market" has the meaning given to such term in the Code.


     "Section 751 Assets" has the meaning given to such term in the Code.

     "Section 8" means Section 8 of the United States Housing Act of 1937.

     "Securities" means the Preferred Stock, the Class A Common Stock and the OP Units.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Securityholders" means persons who may receive from AIMCO or the AIMCO Operating Partnership Securities covered by the Registration Statement in acquisitions and who may be entitled to offer such Securities under circumstances requiring the use of a Prospectus.

     "September Hedge" means the interest rate agreement entered into in September 1997 between the Company and an investment banking company.


     "SFAS 123" means the Statement of Financial Accounting Standards No. 23 -- Accounting for Stock-Based Compensation.



     "SFAS 128" means the Statement of Financial Accounting Standards No. 128 -- Earnings Per Share.



     "SFAS 130" means the Statement of Financial Accounting Standards No. 130 -- Reporting Comprehensive Income.



     "SFAS 131" means the Statement of Financial Accounting Standards No. 131 -- Disclosures about Segments of an Enterprise and Related Information.



     "SMP" means SMP I, L.L.C., a Delaware limited liability company.


     "Special Dividend" means the special dividend of $50 million in the aggregate of which holders of Class E Preferred Stock will be entitled to receive a pro rata share.

     "Special Limited Partner" means AIMCO-LP, Inc., a limited partner in the AIMCO Operating Partnership.

     "Subsidiary Partnerships" means other limited partnerships and limited liability companies in which AIMCO has a controlling interest.

     "Tax Matters Partner" means AIMCO GP, which is authorized, but not required, to take certain actions on behalf of the AIMCO Operating Partnership with respect to tax matters.

     "Tender Offer English Partnerships" means the 25 English Partnerships that received English Tender Offers.

     "Terminating Capital Transaction" means the sale or other disposition of all or substantially all of the assets of the AIMCO Operating Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the AIMCO Operating Partnership.

     "TMT" means tentative minimum tax.

     "TNRCC" means the Texas Natural Resources Conservation Commission.

     "Total Return" means, for any security and for any period, the cumulative total return for such security over such period, as measured by (i) the sum of
(a) the cumulative amount of dividends paid in respect of such security for such period (assuming that all cash dividends are reinvested in such security as of the payment date for such dividend based on the security price on the dividend payment date), and (b) an amount equal to (x) the security price at the end of such period, minus (y) the security price at the beginning of such period, divided by (ii) the security price at the beginning of the measurement period; provided, however, that if the foregoing calculation results in a negative number, the "Total Return" shall be equal to zero.

     "Treasury Regulations" means the Treasury regulations promulgated under the Code.

     "UBTI" means unrelated business taxable income.

     "UBTI Percentage" means the gross income derived by AIMCO from an unrelated trade or business (determined as if AIMCO were a pension trust) divided by the gross income of AIMCO for the year in which the dividends are paid.

     "Unconsolidated Partnership" means a limited partnership in which the AIMCO Operating Partnership will hold a 99% limited partnership interest and certain directors and officers of AIMCO will, directly or indirectly, hold a 1% general partner interest.

     "Unconsolidated Subsidiaries" means the unconsolidated subsidiaries of AIMCO, which from time to time, the Company has organized in order to satisfy certain requirements for AIMCO's continued qualification as a REIT.

     "Underlying Partnership" means another partnership other than the AIMCO Operating Partnership.

     "USRPI" means a United States Real Property Interest.

     "USRPI Capital Gains" means a distribution made by AIMCO to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs such as the properties beneficially owned by AIMCO.

     "Valuation Date" means the date that is the earlier of (i) January 1, 2001, or (ii) the date on which a change of control occurs.

     "voting stock" means the stock entitled to be cast generally in the election of directors.

     "Washington Mortgage" means Washington Mortgage Financial Group, Ltd.


     "Winthrop Portfolio" means the 35 residential apartment properties acquired by the AIMCO Operating Partnership in October 1997.



     "WMF Credit Facility" means the $50 million secured revolving credit facility entered into in February 1998 between the Company and Washington Mortgage.

                                                                      APPENDIX B

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--------------------------------------------------------------------------------

          THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                             AIMCO PROPERTIES, L.P.

                         A DELAWARE LIMITED PARTNERSHIP

                            ------------------------

 THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY
    NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION, UNLESS THE TRANSFEROR DELIVERS TO THE PARTNERSHIP AN OPINION OF COUNSEL SATISFACTORY TO THE PARTNERSHIP, IN FORM AND SUBSTANCE SATISFACTORY TO
    THE PARTNERSHIP, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER OR OTHER DISPOSITION MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE ACT AND UNDER
                APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS.

                           DATED AS OF JULY 29, 1994

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE 1    DEFINED TERMS...............................................   B-1
ARTICLE 2    ORGANIZATIONAL MATTERS......................................   B-14
             Section 2.1   Organization..................................   B-14
             Section 2.2   Name..........................................   B-14
             Section 2.3   Registered Office and Agent; Principal
             Office......................................................   B-14
             Section 2.4   Power of Attorney.............................   B-14
             Section 2.5   Term..........................................   B-15
ARTICLE 3    PURPOSE.....................................................   B-15
             Section 3.1   Purpose and Business..........................   B-15
             Section 3.2   Powers........................................   B-16
             Section 3.3   Partnership Only for Purposes Specified.......   B-16
             Section 3.4   Representations and Warranties by the
             Parties.....................................................   B-16
ARTICLE 4    CAPITAL CONTRIBUTIONS.......................................   B-18
             Section 4.1   Capital Contributions of the Partners.........   B-18
             Section 4.2   Issuances of Additional Partnership
             Interests...................................................   B-18
             Section 4.3   Additional Funds..............................   B-19
             Section 4.4   Stock Option Plans............................   B-20
             Section 4.5   No Interest; No Return........................   B-21
             Section 4.6   Conversion of Junior Shares...................   B-21
ARTICLE 5    DISTRIBUTIONS...............................................   B-21
             Section 5.1   Requirement and Characterization of
             Distributions...............................................   B-21
             Section 5.2   Distributions in Kind.........................   B-21
             Section 5.3   Amounts Withheld..............................   B-22
             Section 5.4   Distributions Upon Liquidation................   B-22
             Section 5.5   Restricted Distributions......................   B-22
ARTICLE 6    ALLOCATIONS.................................................   B-22
             Section 6.1   Timing and Amount of Allocations of Net Income
                           and Net Loss..................................   B-22
             Section 6.2   General Allocations...........................   B-22
             Section 6.3   Additional Allocation Provisions..............   B-22
             Section 6.4   Tax Allocations...............................   B-24
ARTICLE 7    MANAGEMENT AND OPERATIONS OF BUSINESS.......................   B-24
             Section 7.1   Management....................................   B-24
             Section 7.2   Certificate of Limited Partnership............   B-27
             Section 7.3   Restrictions on General Partner's Authority...   B-27
             Section 7.4   Reimbursement of the General Partner..........   B-29
             Section 7.5   Outside Activities of the Previous General
             Partner and the General Partner.............................   B-29

                                                                            PAGE
                                                                            ----
             Section 7.6   Contracts with Affiliates.....................   B-30
             Section 7.7   Indemnification...............................   B-30
             Section 7.8   Liability of the General Partner..............   B-32
             Section 7.9   Other Matters Concerning the General
             Partner.....................................................   B-32
             Section 7.10  Title to Partnership Assets...................   B-33
             Section 7.11  Reliance by Third Parties.....................   B-33
ARTICLE 8    RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS..................   B-34
             Section 8.1   Limitation of Liability.......................   B-34
             Section 8.2   Management of Business........................   B-34
             Section 8.3   Outside Activities of Limited Partners........   B-34
             Section 8.4   Return of Capital.............................   B-34
             Section 8.5   Rights of Limited Partners Relating to the
             Partnership.................................................   B-34
             Section 8.6   Redemption Rights of Qualifying Parties.......   B-35
             Section 8.7   Partnership Right to Call Limited Partner
             Interests...................................................   B-38
ARTICLE 9    BOOKS, RECORDS, ACCOUNTING AND REPORTS......................   B-38
             Section 9.1   Records and Accounting........................   B-38
             Section 9.2   Fiscal Year...................................   B-39
             Section 9.3   Reports.......................................   B-39
ARTICLE 10   TAX MATTERS.................................................   B-39
             Section 10.1  Preparation of Tax Returns....................   B-39
             Section 10.2  Tax Elections.................................   B-39
             Section 10.3  Tax Matters Partner...........................   B-39
             Section 10.4  Withholding...................................   B-40
ARTICLE 11   TRANSFERS AND WITHDRAWALS...................................   B-41
             Section 11.1  Transfer......................................   B-41
             Section 11.2  Transfer of General Partner's Partnership
             Interest....................................................   B-41
             Section 11.3  Limited Partners' Rights to Transfer..........   B-42
             Section 11.4  Substituted Limited Partners..................   B-44
             Section 11.5  Assignees.....................................   B-44
             Section 11.6  General Provisions............................   B-44
ARTICLE 12   ADMISSION OF PARTNERS.......................................   B-46
             Section 12.1  Admission of Successor General Partner........   B-46
             Section 12.2  Admission of Additional Limited Partners......   B-46
             Section 12.3  Amendment of Agreement and Certificate of
                           Limited Partnership...........................   B-46
             Section 12.4  Admission of Initial Limited Partners.........   B-46
ARTICLE 13   DISSOLUTION, LIQUIDATION AND TERMINATION....................   B-47
             Section 13.1  Dissolution...................................   B-47
             Section 13.2  Winding Up....................................   B-47

                                                                            PAGE
                                                                            ----
             Section 13.3  Deemed Distribution and Recontribution........   B-48
             Section 13.4  Rights of Limited Partners....................   B-48
             Section 13.5  Notice of Dissolution.........................   B-49
             Section 13.6  Cancellation of Certificate of Limited
             Partnership.................................................   B-49
             Section 13.7  Reasonable Time for Winding-Up................   B-49
ARTICLE 14   PROCEDURES FOR ACTIONS AND CONSENTS OF PARTNERS; AMENDMENTS;
             MEETINGS....................................................   B-49
             Section 14.1  Procedures for Actions and Consents of
             Partners....................................................   B-49
             Section 14.2  Amendments....................................   B-49
             Section 14.3  Meetings of the Partners......................   B-49
ARTICLE 15   GENERAL PROVISIONS..........................................   B-50
             Section 15.1  Addresses and Notice..........................   B-50
             Section 15.2  Titles and Captions...........................   B-50
             Section 15.3  Pronouns and Plurals..........................   B-50
             Section 15.4  Further Action................................   B-50
             Section 15.5  Binding Effect................................   B-50
             Section 15.6  Waiver........................................   B-50
             Section 15.7  Counterparts..................................   B-51
             Section 15.8  Applicable Law................................   B-51
             Section 15.9  Entire Agreement..............................   B-51
             Section 15.10 Invalidity of Provisions......................   B-51
             Section 15.11 Limitation to Preserve REIT Status............   B-51
             Section 15.12 No Partition..................................   B-52
             Section 15.13 No Third-Party Rights Created Hereby..........   B-52

                                                                          PAGE
                                                                          ----
EXHIBIT A   PARTNERS AND PARTNERSHIP UNITS..............................  A-1
EXHIBIT B   EXAMPLES REGARDING ADJUSTMENT FACTOR........................  B-1
EXHIBIT C   LIST OF DESIGNATED PARTIES..................................  C-1
EXHIBIT D   INTENTIONALLY OMITTED.......................................  D-1
EXHIBIT E   NOTICE OF REDEMPTION........................................  E-1
EXHIBIT F   FORM OF UNIT CERTIFICATE....................................  F-1
EXHIBIT G   PARTNERSHIP UNIT DESIGNATION OF THE CLASS B PARTNERSHIP
            PREFERRED UNITS.............................................  G-1
EXHIBIT H   PARTNERSHIP UNIT DESIGNATION OF THE CLASS C PARTNERSHIP
            PREFERRED UNITS.............................................  H-1
EXHIBIT I   PARTNERSHIP UNIT DESIGNATION OF THE CLASS D PARTNERSHIP
            PREFERRED UNITS.............................................  I-1
EXHIBIT J   PARTNERSHIP UNIT DESIGNATION OF THE CLASS E PARTNERSHIP
            PREFERRED UNITS.............................................  J-1
EXHIBIT K   PARTNERSHIP UNIT DESIGNATION OF THE CLASS I HIGH PERFORMANCE
            PARTNERSHIP UNITS...........................................  K-1
EXHIBIT L   PARTNERSHIP UNIT DESIGNATION OF THE CLASS G PARTNERSHIP
            PREFERRED UNITS.............................................  L-1
EXHIBIT M   PARTNERSHIP UNIT DESIGNATION OF THE CLASS H PARTNERSHIP
            PREFERRED UNITS.............................................  M-1
EXHIBIT N   PARTNERSHIP UNIT DESIGNATION OF THE CLASS J PARTNERSHIP
            PREFERRED UNITS.............................................  N-1
EXHIBIT O   PARTNERSHIP UNIT DESIGNATION OF THE CLASS ONE PARTNERSHIP
            PREFERRED UNITS.............................................  O-1
EXHIBIT P   PARTNERSHIP UNIT DESIGNATION OF THE CLASS I PARTNERSHIP
            PREFERRED UNITS.............................................  P-1

          NONE OF THE ABOVE EXHIBITS ARE INCLUDED IN THIS PROSPECTUS.
           THEY ARE AVAILABLE UPON REQUEST OF AIMCO PROPERTIES, L.P.

                    THIRD AMENDED AND RESTATED AGREEMENT OF
                 LIMITED PARTNERSHIP OF AIMCO PROPERTIES, L.P.

     THIS THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF AIMCO PROPERTIES, L.P., dated as of July 29, 1994, and amended and restated as of October 1, 1998, is entered into by and among Apartment Investment and Management Company, a Maryland corporation (the "Previous General Partner"), AIMCO-GP, Inc., a Delaware corporation (the "General Partner"), AIMCO-LP, Inc., a Delaware corporation (the "Special Limited Partner"), and the other Limited Partners (as defined below).

     WHEREAS, the General Partner has submitted, and the Limited Partners have approved, an amendment and restatement of the Agreement of Limited Partnership of AIMCO Properties, L.P. on the terms set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                 DEFINED TERMS

     The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

     "Act" means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time, and any successor to such statute.

     "Actions" has the meaning set forth in Section 7.7 hereof.

     "Additional Funds" has the meaning set forth in Section 4.3.A hereof.

     "Additional Limited Partner" means a Person who is admitted to the Partnership as a Limited Partner pursuant to Section 4.2 and Section 12.2 hereof and who is shown as such on the books and records of the Partnership.

     "Adjusted Capital Account Deficit" means, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

          (i) decrease such deficit by any amounts that such Partner is obligated to restore pursuant to this Agreement or by operation of law upon liquidation of such Partner's Partnership Interest or is deemed to be obligated to restore pursuant to the penultimate sentence of each of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

          (ii) increase such deficit by the items described in Regulations
     Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

     The foregoing definition of "Adjusted Capital Account Deficit" is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

     "Adjustment Factor" means 1.0; provided, however, that in the event that:

          (i) the Previous General Partner (a) declares or pays a dividend on its outstanding REIT Shares in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares in REIT Shares, (b) splits or subdivides its outstanding REIT Shares or (c) effects a reverse stock split or otherwise combines its outstanding REIT Shares into a smaller number of REIT Shares, the Adjustment Factor shall be adjusted by multiplying the Adjustment Factor previously in effect by a fraction, (i) the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, split, subdivision, reverse split or combination (assuming for such purposes that such dividend, distribution, split, subdivision, reverse split or combination has occurred as of such time) and (ii) the denominator of which shall be the actual number of REIT Shares (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, split, subdivision, reverse split or combination;

          (ii) the Previous General Partner distributes any rights, options or warrants to all holders of its REIT Shares to subscribe for or to purchase or to otherwise acquire REIT Shares (or other securities or rights convertible into, exchangeable for or exercisable for REIT Shares) at a price per share less than the Value of a REIT Share on the record date for such distribution (each a "Distributed Right"), then the Adjustment Factor shall be adjusted by multiplying the Adjustment Factor previously in effect by a fraction (a) the numerator of which shall be the number of REIT Shares issued and outstanding on the record date plus the maximum number of REIT Shares purchasable under such Distributed Rights and (b) the denominator of which shall be the number of REIT Shares issued and outstanding on the record date plus a fraction (1) the numerator of which is the maximum number of REIT Shares purchasable under such Distributed Rights times the minimum purchase price per REIT Share under such Distributed Rights and (2) the denominator of which is the Value of a REIT Share as of the record date; provided, however, that, if any such Distributed Rights expire or become no longer exercisable, then the Adjustment Factor shall be adjusted, effective retroactive to the date of distribution of the Distributed Rights, to reflect a reduced maximum number of REIT Shares or any change in the minimum purchase price for the purposes of the above fraction; and

          (iii) the Previous General Partner shall, by dividend or otherwise, distribute to all holders of its REIT Shares evidences of its indebtedness or assets (including securities, but excluding any dividend or distribution referred to in subsection (i) above), which evidences of indebtedness or assets relate to assets not received by the Previous General Partner, the General Partner and/or the Special Limited Partner pursuant to a pro rata distribution by the Partnership, then the Adjustment Factor shall be adjusted to equal the amount determined by multiplying the Adjustment Factor in effect immediately prior to the close of business on the date fixed for determination of shareholders entitled to receive such distribution by a fraction (i) the numerator shall be such Value of a REIT Share on the date fixed for such determination and (ii) the denominator shall be the Value of a REIT Share on the dates fixed for such determination less the then fair market value (as determined by the General Partner, whose determination shall be conclusive) of the portion of the evidences of indebtedness or assets so distributed applicable to one REIT Share.

Any adjustments to the Adjustment Factor shall become effective immediately after the effective date of such event, retroactive to the record date, if any, for such event, provided, however, that any Limited Partner may waive, by written notice to the General Partner, the effect of any adjustment to the Adjustment Factor applicable to the Partnership Common Units held by such Limited Partner, and, thereafter, such adjustment will not be effective as to such Partnership Common Units. For illustrative purposes, examples of adjustments to the Adjustment Factor are set forth on Exhibit B attached hereto.

     "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling or controlled by or under common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Agreement" means this Third Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., as it may be amended, supplemented or restated from time to time.

     "Applicable Percentage" has the meaning set forth in Section 8.6.B hereof.

     "Appraisal" means, with respect to any assets, the written opinion of an independent third party experienced in the valuation of similar assets, selected by the General Partner in good faith. Such opinion may be in the form of an opinion by such independent third party that the value for such property or asset as set by the General Partner is fair, from a financial point of view, to the Partnership.

     "Assignee" means a Person to whom one or more Partnership Common Units have been Transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in
Section 11.5 hereof.

     "Available Cash" means, with respect to any period for which such calculation is being made,

          (i) the sum, without duplication, of:

             (1) the Partnership's Net Income or Net Loss (as the case may be) for such period,

             (2) Depreciation and all other noncash charges to the extent deducted in determining Net Income or Net Loss for such period,

             (3) the amount of any reduction in reserves of the Partnership referred to in clause (ii)(6) below (including, without limitation, reductions resulting because the General Partner determines such amounts are no longer necessary),

             (4) the excess, if any, of the net cash proceeds from the sale, exchange, disposition, financing or refinancing of Partnership property for such period over the gain (or loss, as the case may be) recognized from such sale, exchange, disposition, financing or refinancing during such period (excluding Terminating Capital Transactions), and

             (5) all other cash received (including amounts previously accrued as Net Income and amounts of deferred income) or any net amounts borrowed by the Partnership for such period that was not included in determining Net Income or Net Loss for such period;

          (ii) less the sum, without duplication, of:

             (1) all principal debt payments made during such period by the Partnership,

             (2) capital expenditures made by the Partnership during such period,

             (3) investments in any entity (including loans made thereto) to the extent that such investments are not otherwise described in clause
        (ii)(1) or clause (ii)(2) above,

             (4) all other expenditures and payments not deducted in determining Net Income or Net Loss for such period (including amounts paid in respect of expenses previously accrued),

             (5) any amount included in determining Net Income or Net Loss for such period that was not received by the Partnership during such period,

             (6) the amount of any increase in reserves (including, without limitation, working capital reserves) established during such period that the General Partner determines are necessary or appropriate in its sole and absolute discretion, and

             (7) any amount distributed or paid in redemption of any Limited Partner Interest or Partnership Units including, without limitation, any Cash Amount paid.

Notwithstanding the foregoing, Available Cash shall not include (a) any cash received or reductions in reserves, or take into account any disbursements made, or reserves established, after dissolution and the commencement of the liquidation and winding up of the Partnership or (b) any Capital Contributions, whenever received.

     "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in Denver, Colorado, Los Angeles, California or New York, New York are authorized or required by law to close.

     "Capital Account" means, with respect to any Partner, the Capital Account maintained by the General Partner for such Partner on the Partnership's books and records in accordance with the following provisions:

          (a) To each Partner's Capital Account, there shall be added such Partner's Capital Contributions, such Partner's distributive share of Net Income and any items in the nature of income or gain that are specially allocated pursuant to Section 6.3 hereof, and the principal amount of any Partnership liabilities assumed by such Partner or that are secured by any property distributed to such Partner.

          (b) From each Partner's Capital Account, there shall be subtracted the amount of cash and the Gross Asset Value of any property distributed to such Partner pursuant to any provision of this Agreement, such Partner's distributive share of Net Losses and any items in the nature of expenses or losses that are specially allocated pursuant to Section 6.3 hereof, and the principal amount of any liabilities of such Partner assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership.

          (c) In the event any interest in the Partnership is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the Transferred interest.

          (d) In determining the principal amount of any liability for purposes of subsections (a) and (b) hereof, there shall be taken into account Code
     Section 752(c) and any other applicable provisions of the Code and Regulations.

          (e) The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations. If the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts are maintained in order to comply with such Regulations, the General Partner may make such modification provided that such modification will not have a material effect on the amounts distributable to any Partner without such Partner's Consent. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q) and (ii) make any appropriate modifications in the event that unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b) or Section 1.704-2.

     "Capital Contribution" means, with respect to any Partner, the amount of money and the initial Gross Asset Value of any Contributed Property that such Partner contributes to the Partnership pursuant to Section 4.1, 4.2 or 4.3 hereof or is deemed to contribute pursuant to Section 4.4 hereof.

     "Cash Amount" means the lesser of (a) an amount of cash equal to the product of (i) the Value of a REIT Share and (ii) the REIT Shares Amount determined as of the applicable Valuation Date or (b) in the case of a Declination followed by a Public Offering Funding, the Public Offering Funding Amount.

     "Certificate" means the Certificate of Limited Partnership of the Partnership filed in the office of the Secretary of State of the State of Delaware, as amended from time to time in accordance with the terms hereof and the Act.

     "Charter" means the Articles of Amendment and Restatement of the Previous General Partner filed with the Maryland State Department of Assessments and Taxation on July 19, 1994, as amended, supplemented or restated from time to time.

     "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time or any successor statute thereto, as interpreted by the applicable Regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

     "Company Employee" has the meaning ascribed thereto in the Previous General Partner's 1994 Stock Option Plan.

     "Consent" means the consent to, approval of, or vote in favor of a proposed action by a Partner given in accordance with Article 14 hereof.

     "Consent of the Limited Partners" means the Consent of a Majority in Interest of the Limited Partners, which Consent shall be obtained prior to the taking of any action for which it is required by this Agreement and, except as otherwise provided in this Agreement, may be given or withheld by a Majority in Interest of the Limited Partners, in their reasonable discretion.

     "Contributed Property" means each Property or other asset, in such form as may be permitted by the Act, but excluding cash, contributed or deemed contributed to the Partnership (or deemed contributed to the Partnership on termination and reconstitution thereof pursuant to Code Section 708).

     "Controlled Entity" means, as to any Limited Partner, (a) any corporation more than fifty percent (50%) of the outstanding voting stock of which is owned by such Limited Partner or such Limited Partner's Family Members, (b) any trust, whether or not revocable, of which such Limited Partner or such Limited Partner's Family Members are the sole beneficiaries, (c) any partnership of which such Limited Partner is the managing partner and in which such Limited Partner or such Limited Partner's Family Members hold partnership interests representing at least twenty-five percent (25%) of such partnership's capital and profits and (d) any limited liability company of which such Limited Partner is the manager and in which such Limited Partner or such Limited Partner's Family Members hold membership interests representing at least twenty-five percent (25%) of such limited liability company's capital and profits.

     "Controlling Person" means any Person, whatever his or her title, who performs executive or senior management functions for the General Partner or its Affiliates similar to those of directors, executive management and senior management, or any Person who either holds a two percent (2%) or more equity interest in the General Partner or its Affiliates, or has the power to direct or cause the direction of the General Partner or its Affiliates, whether through the ownership of voting securities, by contract or otherwise, or, in the absence of a specific role or title, any Person having the power to direct or cause the direction of the management-level employees and policies of the General Partner or its Affiliates. It is not intended that every Person who carries a title such as vice president, senior vice president, secretary or treasurer be included in the definition of "Controlling Person."

     "Cut-Off Date" means the fifth (5th) Business Day after the General Partner's receipt of a Notice of Redemption.

     "Debt" means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services; (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person; (iii) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person's interest in such property, even though such Person has not assumed or become liable for the payment thereof; and (iv) lease obligations of such Person that, in accordance with generally accepted accounting principles, should be capitalized.

     "Declination" has the meaning set forth in Section 8.6.D hereof.

     "Depreciation" means, for each Fiscal Year or other applicable period, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or period, Depreciation shall be in an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner.

     "Designated Parties" means the Persons designated on Exhibit C attached hereto. The General Partner may, in its sole and absolute discretion, amend Exhibit C to add Persons to be designated as Designated Parties.

     "Distributed Right" has the meaning set forth in the definition of "Adjustment Factor."

     "Effective Date" means July 29, 1994.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

     "Family Members" means, as to a Person that is an individual, such Person's spouse, ancestors, descendants (whether by blood or by adoption), brothers, sisters and inter vivos or testamentary trusts of which only such Person and his spouse, ancestors, descendants (whether by blood or by adoption), brothers and sisters are beneficiaries.

     "Fiscal Year" means the fiscal year of the Partnership, which shall be the calendar year.

     "Funding Debt" means any Debt incurred by or on behalf of the Previous General Partner, the General Partner or the Special Limited Partner for the purpose of providing funds to the Partnership.

     "General Partner" means AIMCO-GP, Inc., a Delaware corporation, and its successors and assigns, as the general partner of the Partnership in their capacities as general partner of the Partnership.

     "General Partner Interest" means the Partnership Interest held by the General Partner, which Partnership Interest is an interest as a general partner under the Act. A General Partner Interest may be expressed as a number of Partnership Common Units, Partnership Preferred Units or any other Partnership Units.

     "General Partner Loan" has the meaning set forth in Section 4.3.D hereof.

     "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

          (a) The initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market values of such assets as determined by the General Partner and agreed to by the contributing Partner. In any case in which the General Partner and the contributing Partner are unable to agree as to the gross fair market value of any contributed asset or assets, such gross fair market value shall be determined by Appraisal.

          (b) The Gross Asset Values of all Partnership assets immediately prior to the occurrence of any event described in clause (i), clause (ii), clause
     (iii), clause (iv) or clause (v) hereof shall be adjusted to equal their respective gross fair market values, as determined by the General Partner using such reasonable method of valuation as it may adopt, as of the following times:

             (i) the acquisition of an additional interest in the Partnership (other than in connection with the execution of this Agreement but including, without limitation, acquisitions pursuant to Section 4.2 hereof or contributions or deemed contributions by the General Partner pursuant to Section 4.2 hereof) by a new or existing Partner in exchange for more than a de minimis Capital Contribution, if the General Partner reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership;

             (ii) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property as consideration for an interest in the Partnership, if the General Partner reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership;

             (iii) the liquidation of the Partnership within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

             (iv) upon the admission of a successor General Partner pursuant to
        Section 12.1 hereof; and

             (v) at such other times as the General Partner shall reasonably determine necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

          (c) The Gross Asset Value of any Partnership asset distributed to a Partner shall be the gross fair market value of such asset on the date of distribution as determined by the distributee and the General Partner provided that, if the distributee is the General Partner or if the distributee and the General Partner cannot agree on such a determination, such gross fair market value shall be determined by Appraisal.

          (d) The Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that the General Partner reasonably determines that an adjustment pursuant to subsection (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

          (e) If the Gross Asset Value of a Partnership asset has been determined or adjusted pursuant to subsection (a), subsection (b) or subsection (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Losses.

     "Holder" means either (a) a Partner or (b) an Assignee, owning a Partnership Unit, that is treated as a member of the Partnership for federal income tax purposes.

     "Incapacity" or "Incapacitated" means, (i) as to any Partner who is an individual, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Partner incompetent to manage his or her person or his or her estate; (ii) as to any Partner that is a corporation or limited liability company, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; (iii) as to any Partner that is a partnership, the dissolution and commencement of winding up of the partnership; (iv) as to any Partner that is an estate, the distribution by the fiduciary of the estate's entire interest in the Partnership; (v) as to any trustee of a trust that is a Partner, the termination of the trust (but not the substitution of a new trustee); or (vi) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (a) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect, (b) the Partner is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner, (c) the Partner executes and delivers a general assignment for the benefit of the Partner's creditors, (d) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (b) above, (e) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner's properties, (f) any proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof, (g) the appointment without the Partner's consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety
(90) days of such appointment, or (h) an appointment referred to in clause (g) above is not vacated within ninety (90) days after the expiration of any such stay.

     "Indemnitee" means (i) any Person made a party to a proceeding by reason of its status as (A) the Previous General Partner or the General Partner or (B) a director of the Previous General Partner or the General Partner or an officer or employee of the Partnership or the Previous General Partner or the General Partner and (ii) such other Persons (including Affiliates of the General Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

     "Independent Director" has the meaning ascribed thereto in the Previous General Partner's 1994 Stock Option Plan.

     "Interest" means interest, original issue discount and other similar payments or amounts paid by the Partnership for the use or forbearance of money.

     "IRS" means the Internal Revenue Service, which administers the internal revenue laws of the United States.

     "Junior Share" means a share of the Previous General Partner's Class B Common Stock, par value $.01 per share.

     "Limited Partner" means the Special Limited Partner and any Person named as a Limited Partner in Exhibit A attached hereto, as such Exhibit A may be amended from time to time, or any Substituted Limited Partner or Additional Limited Partner, in such Person's capacity as a Limited Partner in the Partnership.

     "Limited Partner Interest" means a Partnership Interest of a Limited Partner in the Partnership representing a fractional part of the Partnership Interests of all Limited Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partner Interest may be expressed as a number of Partnership Common Units, Partnership Preferred Units or other Partnership Units.

     "Liquidating Event" has the meaning set forth in Section 13.1 hereof.

     "Liquidator" has the meaning set forth in Section 13.2.A hereof.

     "Majority in Interest of the Limited Partners" means Limited Partners (other than (i) the Special Limited Partner and (ii) any Limited Partner fifty percent (50%) or more of whose equity is owned, directly or indirectly, by the
(a) General Partner or (b) any REIT as to which the General Partner is a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2))) holding more than fifty percent (50%) of the outstanding Partnership Common Units and Class I High Performance Partnership Units held by all Limited Partners (other than (i) the Special Limited Partner and (ii) any Limited Partner fifty percent (50%) or more of whose equity is owned, directly or indirectly, by (a) the General Partner or (b) any REIT as to which the General Partner is a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2))).

     "Net Income" or "Net Loss" means, for each Fiscal Year of the Partnership, an amount equal to the Partnership's taxable income or loss for such year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

          (a) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Net Income (or Net
     Loss) pursuant to this definition of "Net Income" or "Net Loss" shall be added to (or subtracted from, as the case may be) such taxable income (or loss);

          (b) Any expenditure of the Partnership described in Code Section 705(a)(2)(B) or treated as a Code Section 705(a)(2)(B) expenditure pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income (or Net Loss) pursuant to this definition of "Net Income" or "Net Loss," shall be subtracted from (or added to, as the case may be) such taxable income (or loss);

          (c) In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to subsection (b) or subsection (c) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

          (d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

          (e) In lieu of the depreciation, amortization and other cost recovery deductions that would otherwise be taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year;

          (f) To the extent that an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Partner's interest in the Partnership, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income or Net Loss; and

          (g) Notwithstanding any other provision of this definition of "Net Income" or "Net Loss," any item that is specially allocated pursuant to
     Section 6.3 hereof shall not be taken into account in computing Net Income or Net Loss. The amounts of the items of Partnership income, gain, loss or deduction available to be specially allocated pursuant to Section 6.3 hereof shall be determined by applying rules analogous to those set forth in this definition of "Net Income" or "Net Loss."

     "New Securities" means (i) any rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase REIT Shares or Preferred Shares, excluding Junior Shares, Preferred Shares and grants under the Previous General Partner's Stock Option Plans, or (ii) any Debt issued by the Previous General Partner that provides any of the rights described in clause (i).

     "Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

     "Nonrecourse Liability" has the meaning set forth in Regulations Section 1.752-1(a)(2).

     "Notice of Redemption" means the Notice of Redemption substantially in the form of Exhibit E attached to this Agreement.

     "Optionee" means a Company Employee, Partnership Employee or Independent Director to whom a stock option is granted under the Previous General Partner's Stock Option Plans.

     "Original Limited Partners" means the Persons listed as the Limited Partners on Exhibit A originally attached to this Agreement, without regard to any amendment thereto, and does not include any Assignee or other transferee, including, without limitation, any Substituted Limited Partner succeeding to all or any part of the Partnership Interest of any such Person.

     "Ownership Limit" means the applicable restriction on ownership of shares of the Previous General Partner imposed under the Charter.

     "Partner" means the General Partner or a Limited Partner, and "Partners" means the General Partner and the Limited Partners.

     "Partner Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

     "Partner Nonrecourse Debt" has the meaning set forth in Regulations Section 1.704-2(b)(4).

     "Partner Nonrecourse Deductions" has the meaning set forth in Regulations
Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

     "Partnership" means the limited partnership formed under the Act and pursuant to this Agreement, and any successor thereto.

     "Partnership Common Unit" means a fractional share of the Partnership Interests of all Partners issued pursuant to Sections 4.1 and 4.2 hereof, but does not include any Partnership Preferred Unit or any other Partnership Unit specified in a Partnership Unit Designation as being other than a Partnership Common Unit; provided, however, that the General Partner Interest and the Limited Partner Interests shall have the differences in rights and privileges as specified in this Agreement. The ownership of Partnership Common Units may (but need not, in the sole and absolute discretion of the General Partner) be evidenced by the form of certificate for Partnership Common Units attached hereto as Exhibit F.

     "Partnership Employee" has the meaning ascribed thereto in the Previous General Partner's 1994 Stock Option Plan.

     "Partnership Interest" means an ownership interest in the Partnership held by either a Limited Partner or the General Partner and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Partnership Common Units, Partnership Preferred Units or other Partnership Units.

     "Partnership Minimum Gain" has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in Partnership Minimum Gain, for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

     "Partnership Preferred Unit" means a fractional share of the Partnership Interests that the General Partner has authorized pursuant to Section 4.2 hereof that has distribution rights, or rights upon liquidation, winding up and dissolution, that are superior or prior to the Partnership Common Units.

     "Partnership Record Date" means the record date established by the General Partner for the distribution of Available Cash pursuant to Section 5.1 hereof, which record date shall generally be the same as the record date established by the Previous General Partner for a distribution to its shareholders of some or all of its portion of such distribution.

     "Partnership Subsidiary" has the meaning ascribed thereto in the Apartment Investment and Management Company 1997 Stock Award and Incentive Plan.

     "Partnership Unit" shall mean a Partnership Common Unit, a Partnership Preferred Unit or any other fractional share of the Partnership Interests that the General Partner has authorized pursuant to Section 4.2 hereof.

     "Partnership Unit Designation" shall have the meaning set forth in Section
4.2 hereof.

     "Percentage Interest" means, as to each Partner, its interest in the Partnership Units as determined by dividing the Partnership Units owned by such Partner by the total number of Partnership Units then outstanding.

     "Permitted Transfer" has the meaning set forth in Section 11.3.A hereof.

     "Person" means an individual or a corporation, partnership, trust, unincorporated organization, association, limited liability company or other entity.

     "Pledge" has the meaning set forth in Section 11.3.A hereof.

     "Preferred Share" means a share of capital stock of the Previous General Partner now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are superior or prior to the REIT Shares.

     "Previous General Partner" means Apartment Investment and Management Company, a Maryland corporation.

     "Previous General Partner's 1994 Stock Option Plan" means the 1994 Stock Option Plan of Apartment Investment and Management Company and Affiliates.

     "Previous General Partner's Stock Option Plans" means the Previous General Partner's 1994 Stock Option Plan, the Apartment Investment and Management Company 1996 Stock Award and Incentive Plan, the Amended and Restated Apartment Investment and Management Company Non-Qualified Employee Stock Option Plan, the Apartment Investment and Management Company 1997 Stock Award and Incentive Plan and any other stock option plan adopted by the Previous General Partner.

     "Primary Offering Notice" has the meaning set forth in Section 8.6.F(4) hereof.

     "Properties" means any assets and property of the Partnership such as, but not limited to, interests in real property and personal property, including, without limitation, fee interests, interests in ground leases, interests in limited liability companies, joint ventures or partnerships, interests in mortgages, and Debt instruments as the Partnership may hold from time to time.

     "Public Offering Funding" has the meaning set forth in Section 8.6.D(2) hereof.

     "Public Offering Funding Amount" means the dollar amount equal to (i) the product of (x) the number of Registrable Shares sold in a Public Offering Funding and (y) the public offering price per share of such Registrable Shares in such Public Offering Funding, less (ii) the aggregate underwriting discounts and commissions in such Public Offering Funding.

     "Qualified Transferee" means an "accredited investor" as defined in Rule 501 promulgated under the Securities Act.

     "Qualifying Party" means (a) an Original Limited Partner, (b) an Additional Limited Partner, (c) a Designated Party that is either a Substituted Limited Partner or an Assignee, (d) a Family Member, or a lending institution as the pledgee of a Pledge, who is the transferee in a Permitted Transfer or (e) with respect to any Notice of Redemption delivered to the General Partner within the time period set forth in Section 11.3.A(4) hereof, a Substituted Limited Partner succeeding to all or part of the Limited Partner Interest of (i) an Original Limited Partner, (ii) an Additional Limited Partner, (iii) a Designated Party that is either a Substituted Limited Partner or an Assignee or (iv) a Family Member, or a lending institution who is the pledgee of a Pledge, who is the transferee in a Permitted Transfer.

     "Redeemable Units" means those Partnership Common Units issued to the Original Limited Partners as of the Effective Date together with such additional Partnership Common Units that, after the Effective Date, may be issued to Additional Limited Partners pursuant to Section 4.2 hereof.

     "Redemption" has the meaning set forth in Section 8.6.A hereof.

     "Registrable Shares" has the meaning set forth in Section 8.6.D(2) hereof.

     "Regulations" means the applicable income tax regulations under the Code, whether such regulations are in proposed, temporary or final form, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

     "Regulatory Allocations" has the meaning set forth in Section 6.3.B(viii) hereof.

     "REIT" means a real estate investment trust qualifying under Code Section 856.

     "REIT Partner" means (a) a Partner that is, or has made an election to qualify as, a REIT, (b) any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) of any Partner that is, or has made an election to qualify as, a REIT and (c) any Partner, including, without limitation, the General Partner and the Special Limited Partner, that is a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) of a REIT.

     "REIT Payment" has the meaning set forth in Section 15.11 hereof.

     "REIT Requirements" has the meaning set forth in Section 5.1.A hereof.

     "REIT Share" means a share of the Previous General Partner's Class A Common Stock, par value $.01 per share. Where relevant in this Agreement, "REIT
Shares" includes shares of the Previous General Partner's Class A Common Stock, par value $.01 per share, issued upon conversion of Preferred Shares or Junior Shares.

     "REIT Shares Amount" means a number of REIT Shares equal to the product of
(a) the number of Tendered Units and (b) the Adjustment Factor; provided, however, that, in the event that the Previous General Partner issues to all holders of REIT Shares as of a certain record date rights, options, warrants or convertible or exchangeable securities entitling the Previous General Partner's shareholders to subscribe for or purchase REIT Shares, or any other securities or property (collectively, the "Rights"), with the record date for such Rights issuance falling within the period starting on the date of the Notice of Redemption and ending on the day immediately preceding the Specified Redemption Date, which Rights will not be distributed before the relevant Specified Redemption Date, then the REIT Shares Amount shall also include such Rights that a holder of that number of REIT Shares would be entitled to receive, expressed, where relevant hereunder, in a number of REIT Shares determined by the Previous General Partner in good faith.

     "Related Party" means, with respect to any Person, any other Person whose ownership of shares of the Previous General Partner's capital stock would be attributed to the first such Person under Code Section 544 (as modified by Code
Section 856(h)(1)(B)).

     "Rights" has the meaning set forth in the definition of "REIT Shares
Amount."

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

     "Single Funding Notice" has the meaning set forth in Section 8.6.D(3) hereof.

     "Special Limited Partner" means AIMCO-LP, Inc., a Delaware corporation.

     "Specified Redemption Date" means the later of (a) the tenth (10th) Business Day after the receipt by the General Partner of a Notice of Redemption or (b) in the case of a Declination followed by a Public Offering Funding, the Business Day next following the date of the closing of the Public Offering Funding; provided, however, that no Specified Redemption Date shall occur during the first Twelve-Month Period; provided, further, that the Specified Redemption Date, as well as the closing of Redemption, or an acquisition of Tendered Units by the Previous General Partner pursuant to Section 8.6.B hereof, on any Specified Redemption Date, may be deferred, in the General Partner's sole and absolute discretion, for such time (but in any event not more than one hundred fifty (150) days in the aggregate) as may reasonably be required to effect, as applicable, (i) a Public Offering Funding or other necessary funding arrangements, (ii) compliance with the Securities Act or other law (including, but not limited to, (a) state "blue sky" or other securities laws and (b) the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and (iii) satisfaction or waiver of other commercially reasonable and customary closing conditions and requirements for a transaction of such nature.

     "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person; provided, however, that, with respect to the Partnership, "Subsidiary" means solely a partnership or limited liability company (taxed, for federal income tax purposes, as a partnership and not as an association or publicly traded partnership taxable as a corporation) of which the Partnership is a member unless the General Partner has received an unqualified opinion from independent counsel of recognized standing, or a ruling from the IRS, that the ownership of shares of stock of a corporation or other entity will not jeopardize the Previous General Partner's status as a REIT or the General Partner's or the Special Limited Partner's status as a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)), in which event the term "Subsidiary" shall include the corporation or other entity which is the subject of such opinion or ruling.

     "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.4 hereof.

     "Tax Items" has the meaning set forth in Section 6.4.A hereof.

     "Tendered Units" has the meaning set forth in Section 8.6.A hereof.

     "Tendering Party" has the meaning set forth in Section 8.6.A hereof.

     "Terminating Capital Transaction" means any sale or other disposition of all or substantially all of the assets of the Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Partnership.

     "Transfer," when used with respect to a Partnership Unit, or all or any portion of a Partnership Interest, means any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), Pledge, encumbrance, hypothecation, mortgage, exchange, transfer or other disposition or act of alienation, whether voluntary or involuntary or by operation of law; provided, however, that when the term is used in Article 11 hereof, "Transfer" does not include (a) any Redemption of Partnership Common Units by the Partnership, or acquisition of Tendered Units by the Previous General Partner, pursuant to
Section 8.6 hereof or (b) any redemption of Partnership Units pursuant to any Partnership Unit Designation. The terms "Transferred" and "Transferring" have correlative meanings.

     "Twelve-Month Period" means (a) as to an Original Limited Partner or any successor-in-interest that is a Qualifying Party, a twelve-month period ending on the day before the first (1st) anniversary of the Effective Date or on the day before a subsequent anniversary thereof and (b) as to any other Qualifying Party, a twelve-month period ending on the day before the first (1st) anniversary of such Qualifying Party's becoming a Holder of Partnership Common Units or on the day before a subsequent anniversary thereof; provided, however, that the General Partner may, in its sole and absolute discretion, by written agreement with a Qualifying Party, shorten the first Twelve-Month Period to a period of less than twelve (12) months with respect to a Qualifying Party other than an Original Limited Partner or successor-in-interest.

     "Unitholder" means the General Partner or any Holder of Partnership Units.

     "Valuation Date" means the date of receipt by the General Partner of a Notice of Redemption or, if such date is not a Business Day, the immediately preceding Business Day.

     "Value" means, on any Valuation Date with respect to a REIT Share, the average of the daily market prices for ten (10) consecutive trading days immediately preceding the Valuation Date (except that, as provided in Section 4.4.C. hereof, the market price for the trading day immediately preceding the date of exercise of a stock option under the Previous General Partner's Stock Option Plans shall be substituted for such average of daily market prices for purposes of Section 4.4 hereof). The market price for any such trading day shall be:

          (i) if the REIT Shares are listed or admitted to trading on any securities exchange or The Nasdaq Stock Market's National Market System, the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day, in either case as reported in the principal consolidated transaction reporting system,

          (ii) if the REIT Shares are not listed or admitted to trading on any securities exchange or The Nasdaq Stock Market's National Market System, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or

          (iii) if the REIT Shares are not listed or admitted to trading on any securities exchange or The Nasdaq Stock Market's National Market System and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten (10) days prior to the date in question) for which prices have been so reported;

provided, however, that, if there are no bid and asked prices reported during the ten (10) days prior to the date in question, the Value of the REIT Shares shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event that the REIT Shares Amount includes Rights (as defined in the definition of "REIT Shares Amount") that a holder of REIT Shares would be entitled to receive, then the Value of such Rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

                                   ARTICLE 2

                             ORGANIZATIONAL MATTERS

     Section 2.1 Organization. The Partnership is a limited partnership organized pursuant to the provisions of the Act and upon the terms and subject to the conditions set forth in this Agreement. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

     Section 2.2 Name. The name of the Partnership is "AIMCO Properties, L.P." The Partnership's business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Partners of such change in the next regular communication to the Partners.

     Section 2.3 Registered Office and Agent; Principal Office. The address of the registered office of the Partnership in the State of Delaware is located at 32 Lockerman Square, Suite L-100, Dover, Delaware 19901, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office is The Prentice-Hall Corporation System, Inc. The principal office of the Partnership is located at 1873 South Bellaire Street, Denver, Colorado 80222, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems advisable.

     Section 2.4  Power of Attorney.

     A. Each Limited Partner and each Assignee hereby irrevocably constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

          (1) execute, swear to, seal, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments, supplements or restatements thereof) that the General Partner or the Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability to the extent provided by applicable law) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (b) all instruments that the General

     Partner deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms;
     (c) all conveyances and other instruments or documents that the General Partner or the Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (d) all conveyances and other instruments or documents that the General Partner or the Liquidator deems appropriate or necessary to reflect the distribution or exchange of assets of the Partnership pursuant to the terms of this Agreement; (e) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article 11, Article 12 or Article 13 hereof or the Capital Contribution of any Partner; and (f) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges relating to Partnership Interests; and

          (2) execute, swear to, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or appropriate or necessary, in the sole and absolute discretion of the General Partner, effectuate the terms or intent of this Agreement.

Nothing contained herein shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article 14 hereof or as may be otherwise expressly provided for in this Agreement.

     B. The foregoing power of attorney is hereby declared to be irrevocable and a special power coupled with an interest, in recognition of the fact that each of the Limited Partners and Assignees will be relying upon the power of the General Partner or the Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the Transfer all or any portion of such Limited Partner's or Assignee's Partnership Units or Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator, acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator, taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within fifteen (15) days after receipt of the General Partner's or the Liquidator's request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Partnership.

     Section 2.5 Term. The term of the Partnership commenced on May 16, 1994, the date that the original Certificate was filed in the office of the Secretary of State of Delaware in accordance with the Act, and shall continue until December 31, 2093 unless the Partnership is dissolved sooner pursuant to the provisions of Article 13 hereof or as otherwise provided by law.

                                   ARTICLE 3

                                    PURPOSE

     Section 3.1 Purpose and Business. The purpose and nature of the Partnership is to conduct any business, enterprise or activity permitted by or under the Act, including, but not limited to, (i) to conduct the business of ownership, construction, development and operation of multifamily rental apartment communities, (ii) to enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the Act, or to own interests in any entity engaged in any business permitted by or under the Act,
(iii) to conduct the business of providing property and asset management and brokerage services, whether directly or through one or more partnerships, joint ventures, subsidiaries, business trusts, limited liability companies or other similar arrangements, and (iv) to do anything necessary or incidental to the foregoing; provided, however, such business and arrangements and interests may be limited to and conducted in such a manner as to permit the Previous General Partner, in the sole and absolute discretion of the General Partner, at all times to be classified as a REIT.

     Section 3.2  Powers.

     A. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership.

     B. Notwithstanding any other provision in this Agreement, the General Partner may cause the Partnership not to take, or to refrain from taking, any action that, in the judgment of the General Partner, in its sole and absolute discretion, (i) could adversely affect the ability of the Previous General Partner to continue to qualify as a REIT, (ii) could subject the Previous General Partner to any additional taxes under Code Section 857 or Code Section 4981 or (iii) could violate any law regulation of any governmental body or agency having jurisdiction over the Previous General Partner, the General Partner, their securities or the Partnership, unless such action (or inaction) under clause (i), clause (ii) or clause (iii) above shall have been specifically consented to by the Previous General Partner and the General Partner in writing.

     Section 3.3 Partnership Only for Purposes Specified. The Partnership shall be a limited partnership only for the purposes specified in Section 3.1 hereof, and this Agreement shall not be deemed to create a company, venture or partnership between or among the Partners with respect to any activities whatsoever other than the activities within the purposes of the Partnership as specified in Section 3.1 hereof. Except as otherwise provided in this Agreement, no Partner shall have any authority to act for, bind, commit or assume any obligation or responsibility on behalf of the Partnership, its properties or any other Partner. No Partner, in its capacity as a Partner under this Agreement, shall be responsible or liable for any indebtedness or obligation of another Partner, nor shall the Partnership be responsible or liable for any indebtedness or obligation of any Partner, incurred either before or after the execution and delivery of this Agreement by such Partner, except as to those responsibilities, liabilities, indebtedness or obligations incurred pursuant to and as limited by the terms of this Agreement and the Act.

     Section 3.4  Representations and Warranties by the Parties.

     A. Each Partner that is an individual (including, without limitation, each Additional Limited Partner or Substituted Limited Partner as a condition to becoming an Additional Limited Partner or a Substituted Limited Partner) represents and warrants to each other Partner(s) that (i) the consummation of the transactions contemplated by this Agreement to be performed by such Partner will not result in a breach or violation of, or a default under, any material agreement by which such Partner any of such Partner's property is bound, or any statute, regulation, order or other law to which such Partner is subject, (ii) such Partner is neither a "foreign person" within the meaning of Code Section 1445(f) nor a "foreign partner" within the meaning of Code Section 1446(e),
(iii) such Partner does not own, directly or indirectly, (a) five percent (5%) or more of the total combined voting power of all classes of stock entitled to vote, or five percent (5%) or more of the total number of shares of all classes of stock, of any corporation that is a tenant of either (I) the Previous General Partner, the General Partner, the Special Limited Partner or any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) with respect to the Previous General Partner, (II) the Partnership or (III) any partnership, venture or limited liability company of which the Previous General Partner, the General Partner, the Special Limited Partner, any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) with respect to the Previous General Partner or the Partnership is a member or (b) an interest of five percent (5%) or more in the assets or net profits of any tenant of either (I) the Previous General Partner, the General Partner, the Special Limited Partner or any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) with respect to the Previous General Partner, (II) the Partnership or (III) any partnership, venture, or limited liability company of which the Previous General Partner, the General Partner, the Special Limited Partner, any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) with respect to the Previous General Partner or the Partnership is a member and (iv) this Agreement is binding upon, and enforceable against, such Partner in accordance with its terms.

     B. Each Partner that is not an individual (including, without limitation, each Additional Limited Partner or Substituted Limited Partner as a condition to becoming an Additional Limited Partner or a Substituted Limited Partner) represents and warrants to each other Partner(s) that (i) all transactions contemplated by this Agreement to be performed by it have been duly authorized by all necessary action, including, without limitation, that of its general partner(s), committee(s), trustee(s), beneficiaries, directors and/or shareholder(s), as the case may be, as required, (ii) the consummation of such transactions shall not result in a breach or violation of, or a default under, its partnership or operating agreement, trust agreement, charter or bylaws, as the case may be, any material agreement by which such Partner or any of such Partner's properties or any of its partners, members, beneficiaries, trustees or shareholders, as the case may be, is or are bound, or any statute, regulation, order or other law to which such Partner or any of its partners, members, trustees, beneficiaries or shareholders, as the case may be, is or are subject,
(iii) such Partner is neither a "foreign person" within the meaning of Code
Section 1445(f) nor a "foreign partner" within the meaning of Code Section 1446(e), (iv) such Partner does not own, directly or indirectly, (a) five percent (5%) or more of the total combined voting power of all classes of stock entitled to vote, or five percent (5%) or more of the total number of shares of all classes of stock, of any corporation that is a tenant of either (I) the Previous General Partner, the General Partner, the Special Limited Partner or any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) with respect to the Previous General Partner, (II) the Partnership or (III) any partnership, venture or limited liability company of which the Previous General Partner, the General Partner, the Special Limited Partner, any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) with respect to the Previous General Partner or the Partnership is a member or (b) an interest of five percent (5%) or more in the assets or net profits of any tenant of either
(I) the Previous General Partner, the General Partner the Special Limited Partner or any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) with respect to the Previous General Partner, (II) the Partnership or
(III) any partnership, venture or limited liability company for which the Previous General Partner, the General Partner, the Special Limited Partner, any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) with respect to the Previous General Partner or the Partnership is a member and (v) this Agreement is binding upon, and enforceable against, such Partner in accordance with its terms.

     C. Each Partner (including, without limitation, each Substituted Limited Partner as a condition to becoming a Substituted Limited Partner) represents, warrants and agrees that it has acquired and continues to hold its interest in the Partnership for its own account for investment only and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof, nor with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances. Each Partner further represents and warrants that it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself, particularly real estate investments, and that it has a sufficiently high net worth that it does not anticipate a need for the funds that it has invested in the Partnership in what it understands to be a highly speculative and illiquid investment.

     D. The representations and warranties contained in Sections 3.4.A, 3.4.B and 3.4.C hereof shall survive the execution and delivery of this Agreement by each Partner (and, in the case of an Additional Limited Partner or a Substituted Limited Partner, the admission of such Additional Limited Partner or Substituted Limited Partner as a Limited Partner in the Partnership) and the dissolution, liquidation and termination of the Partnership.

     E. Each Partner (including, without limitation, each Substituted Limited Partner as a condition to becoming a Substituted Limited Partner) hereby acknowledges that no representations as to potential profit, cash flows, funds from operations or yield, if any, in respect of the Partnership or the General Partner have been made by any Partner or any employee or representative or Affiliate of any Partner, and that projections and any other information, including, without limitation, financial and descriptive information and documentation, that may have been in any manner submitted to such Partner shall not constitute any representation or warranty of any kind or nature, express or implied.

                                   ARTICLE 4

                             CAPITAL CONTRIBUTIONS

     Section 4.1 Capital Contributions of the Partners. The Partners have heretofore made Capital Contributions to the Partnership. Each Partner owns Partnership Units in the amount set forth for such Partner on Exhibit A, as the same may be amended from time to time by the General Partner to the extent necessary to reflect accurately sales, exchanges or other Transfers, redemptions, Capital Contributions, the issuance of additional Partnership Units, or similar events having an effect on a Partner's ownership of Partnership Units. Except as provided by law or in Section 4.2, 4.3 or 10.4 hereof, the Partners shall have no obligation or right to make any additional Capital Contributions or loans to the Partnership.

     Section 4.2  Issuances of Additional Partnership Interests.

     A. General. The General Partner is hereby authorized to cause the Partnership to issue additional Partnership Interests, in the form of Partnership Units, for any Partnership purpose, at any time or from time to time, to the Partners (including the General Partner and the Special Limited Partner) or to other Persons, and to admit such Persons as Additional Limited Partners, for such consideration and on such terms and conditions as shall be established by the General Partner in its sole and absolute discretion, all without the approval of any Limited Partners. Without limiting the foregoing, the General Partner is expressly authorized to cause the Partnership to issue Partnership Units (i) upon the conversion, redemption or exchange of any Debt, Partnership Units or other securities issued by the Partnership, (ii) for less than fair market value, so long as the General Partner concludes in good faith that such issuance is in the best interests of the General Partner and the Partnership, and (iii) in connection with any merger of any other Person into the Partnership if the applicable merger agreement provides that Persons are to receive Partnership Units in exchange for their interests in the Person merging into the Partnership. Subject to Delaware law, any additional Partnership Interests may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties as shall be determined by the General Partner, in its sole and absolute discretion without the approval of any Limited Partner, and set forth in a written document thereafter attached to and made an exhibit to this Agreement (each, a "Partnership Unit Designation"). Without limiting the generality of the foregoing, the General Partner shall have authority to specify (a) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (b) the right of each such class or series of Partnership Interests to share in Partnership distributions; (c) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership; (d) the voting rights, if any, of each such class or series of Partnership Interests; and (e) the conversion, redemption or exchange rights applicable to each such class or series of Partnership Interests. Upon the issuance of any additional Partnership Interest, the General Partner shall amend Exhibit A as appropriate to reflect such issuance.

     B. Issuances to the General Partner or Special Limited Partner. No additional Partnership Units shall be issued to the General Partner or the Special Limited Partner unless (i) the additional Partnership Units are issued to all Partners in proportion to their respective Percentage Interests, (ii) (a) the additional Partnership Units are (x) Partnership Common Units issued in connection with an issuance of REIT Shares, or (y) Partnership Units (other than Partnership Common Units) issued in connection with an issuance of Preferred Shares, New Securities or other interests in the Previous General Partner (other than REIT Shares), which Preferred Shares, New Securities or other interests have designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the additional Partnership Units issued to the General Partner or the Special Limited Partner, and (b) the General Partner or the Special Limited Partner, as the case may be, contributes to the Partnership the cash proceeds or other consideration received in connection with the issuance of such REIT Shares, Preferred Shares, New Securities or other interests in the Previous General Partner, (iii) the additional Partnership Units are issued upon the conversion, redemption or exchange of Debt, Partnership Units or other securities issued by the Partnership, or (iv) the additional Partnership Units are issued pursuant to Section 4.6.

     C. No Preemptive Rights. No Person, including, without limitation, any Partner or Assignee, shall have any preemptive, preferential, participation or similar right or rights to subscribe for or acquire any Partnership Interest.

     Section 4.3  Additional Funds.

     A. General. The General Partner may, at any time and from time to time, determine that the Partnership requires additional funds ("Additional Funds") for the acquisition or development of additional Properties, for the redemption of Partnership Units or for such other purposes as the General Partner may determine. Additional Funds may be obtained by the Partnership, at the election of the General Partner, in any manner provided in, and in accordance with, the terms of this Section 4.3 without the approval of any Limited Partners.

     B. Additional Capital Contributions. The General Partner, on behalf of the Partnership, may obtain any Additional Funds by accepting Capital Contributions from any Partners or other Persons and issuing additional Partnership Units in consideration therefor.

     C. Loans by Third Parties. The General Partner, on behalf of the Partnership, may obtain any Additional Funds by causing the Partnership to incur Debt to any Person (other than the Previous General Partner, the General Partner or the Special Limited Partner) upon such terms as the General Partner determines appropriate, including making such Debt convertible, redeemable or exchangeable for Partnership Units; provided, however, that the Partnership shall not incur any such Debt if (i) breach, violation or default of such Debt would be deemed to occur by virtue of the Transfer of any Partnership Interest, or (ii) such Debt is recourse to any Partner (unless the Partner otherwise agrees).

     D. General Partner Loans. The General Partner, on behalf of the Partnership, may obtain any Additional Funds by causing the Partnership to incur Debt with the Previous General Partner, the General Partner or the Special Limited Partner (each, a "General Partner Loan") if (i) such Debt is, to the extent permitted by law, on substantially the same terms and conditions (including interest rate, repayment schedule, and conversion, redemption, repurchase and exchange rights) as Funding Deb incurred by the Previous General Partner, the General Partner or the Special Limited Partner, the net proceeds of which are loaned to the Partnership to provide such Additional Funds, or (ii) such Debt is on terms and conditions no less favorable to the Partnership than would be available to the Partnership from any third party; provided, however, that the Partnership shall not incur any such Debt if (a) a breach, violation or default of such Debt would be deemed to occur by virtue of the Transfer of any Partnership Interest, or (b) such Debt is recourse to any Partner (unless the Partner otherwise agrees).

     E. Issuance of Securities by the Previous General Partner. The Previous General Partner shall not issue any additional REIT Shares, Preferred Shares, Junior Shares or New Securities unless (i) the Previous General Partner contributes the cash proceeds or other consideration received from the issuance of such additional REIT Shares, Preferred Shares, Junior Shares or New Securities, as the case may be, and from the exercise of the rights contained in any such additional New Securities, either or both of the General Partner and the Special Limited Partner, and (ii) it or they, as the case may be, contribute such cash proceeds or other consideration to the Partnership in exchange for (x) in the case of an issuance of REIT Shares, Partnership Common Units, or (y) in the case of an issuance of Preferred Shares, Junior Shares or New Securities, Partnership Units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of such Preferred Shares, Junior Shares or New Securities; provided, however, that notwithstanding the foregoing, the Previous General Partner may issue REIT Shares, Preferred Shares, Junior Shares or New Securities (a) pursuant to Section 4.4 or Section 8.6.B hereof, (b) pursuant to a dividend or distribution (including any stock split) of REIT Shares, Preferred Shares, Junior Shares or New Securities to all of the holders of REIT Shares, Preferred Shares, Junior Shares or New Securities, as the case may be, (c) upon a conversion, redemption or exchange of Preferred Shares, (d) upon a conversion of Junior Shares into REIT Shares, (e) upon a conversion, redemption, exchange or exercise of New Securities, or (f) in connection with an acquisition of a property or other asset to be owned, directly or indirectly, by the Previous General Partner if the General Partner determines that such acquisition is in the best interests of the Partnership. In the event of any issuance of additional REIT Shares, Preferred Shares, Junior Shares or New Securities by the Previous General Partner, and the contribution to the Partnership, by the General Partner or the Special Limited Partner, of the cash proceeds or other consideration received from such issuance, the Partnership shall pay the Previous General Partner's expenses associated with such issuance, including any underwriting discounts or commissions.

     Section 4.4  Stock Option Plans.

     A. Options Granted to Company Employees and Independent Directors. If at any time or from time to time, in connection with the Previous General Partner's Stock Option Plans, a stock option granted to a Company Employee or Independent Director is duly exercised:

          (1) The Special Limited Partner shall, as soon as practicable after such exercise, make a Capital Contribution to the Partnership in an amount equal to the exercise price paid to the Previous General Partner by such exercising party in connection with the exercise of such stock option.

          (2) Notwithstanding the amount of the Capital Contribution actually made pursuant to Section 4.4.A(1) hereof, the Special Limited Partner shall be deemed to have contributed to the Partnership as a Capital Contribution, in consideration of an additional Limited Partner Interest (expressed in and as additional Partnership Common Units), an amount equal to the Value of a REIT Share as of the date of exercise multiplied by the number of REIT Shares then being issued in connection with the exercise of such stock option.

          (3) An equitable Percentage Interest adjustment shall be made in which the Special Limited Partner shall be treated as having made a cash contribution equal to the amount described in Section 4.4.A(2) hereof.

     B. Options Granted to Partnership Employees. If at any time or from time to time, in connection with the Previous General Partner's Stock Option Plans, a stock option granted to a Partnership Employee is duly exercised:

          (1) The General Partner shall cause the Previous General Partner to sell to the Partnership, and the Partnership shall purchase from the Previous General Partner, the number of REIT Shares as to which such stock option is being exercised. The purchase price per REIT Share for such sale of REIT Shares to the Partnership shall be the Value of a REIT Share as of the date of exercise of such stock option.

          (2) The Partnership shall sell to the Optionee (or if the Optionee is an employee of a Partnership Subsidiary, the Partnership shall sell to such Partnership Subsidiary, which in turn shall sell to the Optionee), for a cash price per share equal to the Value of a REIT Share at the time of the exercise, the number of REIT Shares equal to (a) the exercise price paid to the Previous General Partner by the exercising party in connection with the exercise of such stock option divided by (b) the Value of a REIT Share at the time of such exercise.

          (3) The Partnership shall transfer to the Optionee (or if the Optionee is an employee of a Partnership Subsidiary, the Partnership shall transfer to such Partnership Subsidiary, which in turn shall transfer to the Optionee) at no additional cost, as additional compensation, the number of REIT Shares equal to the number of REIT Shares described in Section 4.4.B(1) hereof less the number of REIT Shares described in Section 4.4.B(2) hereof.

          (4) The Special Limited Partner shall, as soon as practicable after such exercise, make a Capital Contribution to the Partnership of an amount equal to all proceeds received (from whatever source, but excluding any payment in respect of payroll taxes or other withholdings) by the Previous General Partner, the General Partner or the Special Limited Partner in connection with the exercise of such stock option. An equitable Percentage Interest adjustment shall be made in which the Special Limited Partner shall be treated as having made a cash contribution equal to the amount described in Section 4.4.B(1) hereof.

     C. Special Valuation Rule. For purposes of this Section 4.4, in determining the Value of a REIT Share, only the trading date immediately preceding the exercise of the relevant stock option under the Previous General Partner's Stock Option Plans shall be considered.

     D. Future Stock Incentive Plans. Nothing in this Agreement shall be construed or applied to preclude or restrain the Previous General Partner, the General Partner or the Special Limited Partner from adopting, modifying or terminating stock incentive plans, in addition to the Previous General Partner's Stock Option Plans, for the benefit of employees, directors or other business associates of the Previous General Partner, the General Partner, the Special Limited Partner, the Partnership any of their Affiliates. The Limited Partners acknowledge and agree that, in the event that any such plan is adopted, modified or terminated by the Previous General Partner, the General Partner or the Special Limited Partner amendments to this Section 4.4 may become necessary or advisable and that any approval or consent to any such amendments requested by the Previous General Partner, the General Partner or the Special Limited Partner shall not be unreasonably withheld or delayed.

     Section 4.5 No Interest; No Return. No Partner shall be entitled to interest on its Capital Contribution or on such Partner's Capital Account. Except as provided herein or by law, no Partner shall have any right to demand or receive the return of its Capital Contribution from the Partnership.

     Section 4.6 Conversion of Junior Shares. If, at any time, any of the Junior Shares are converted into REIT Shares, in whole or in part, then a number of Partnership Common Units equal to (i) the number of REIT Shares issued upon such conversion divided by (ii) the Adjustment Factor then in effect shall be issued to the General Partner and the Special Limited Partner (and between the General Partner and the Special Limited Partner in proportion to their ownership of Partnership Common Unit immediately preceding such conversion), and the Percentage Interests of the General Partner and the Limited Partners (including the Special Limited Partner) shall be adjusted to reflect such conversion.

                                   ARTICLE 5

                                 DISTRIBUTIONS

     Section 5.1 Requirement and Characterization of Distributions. Subject to the terms of any Partnership Unit Designation, the General Partner shall cause the Partnership to distribute quarterly all, or such portion as the General Partner may in its sole and absolute discretion determine, of Available Cash generated by the Partnership during such quarter to the Holders of Partnership Common Units in accordance with their respective Partnership Common Units held on such Partnership Record Date. Except as otherwise provided in the terms of any Partnership Unit Designation, distributions payable with respect to any Partnership Units (other than Partnership Units held by the General Partner or the Special Limited Partner) that were not outstanding during the entire quarterly period in respect of which any distribution is made shall be prorated based on the portion of the period that such units were outstanding. The General Partner in its sole and absolute discretion may distribute to the Unitholders Available Cash on a more frequent basis and provide for an appropriate record date. The General Partner shall take such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with the Previous General Partner's qualification as a REIT, to cause the Partnership to distribute sufficient amounts to enable (i) the General Partner and the Special Limited Partner to transfer funds to the Previous General Partner and (ii) the Previous General Partner to pay shareholder dividends that will (a) satisfy the requirements for qualifying as a REIT under the Code and Regulations (the "REIT Requirements") and (b) avoid any federal income or excise tax liability of the Previous General Partner.

     Section 5.2 Distributions in Kind. No right is given to any Unitholder to demand and receive property other than cash as provided in this Agreement. The General Partner may determine, in its sole and absolute discretion, to make a distribution in kind of Partnership assets to the Unitholders, and such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in accordance with Articles 5, 6 and 10 hereof.

     Section 5.3 Amounts Withheld. All amounts withheld pursuant to the Code or any provisions of any state or local tax law and Section 10.4 hereof with respect to any allocation, payment or distribution to any Unitholder shall be treated as amounts paid or distributed to such Unitholder pursuant to Section
5.1 hereof for all purposes under this Agreement.

     Section 5.4 Distributions Upon Liquidation. Notwithstanding the other provisions of this Article 5, net proceeds from a Terminating Capital Transaction, and any other cash received or reductions in reserves made after commencement of the liquidation of the Partnership, shall be distributed to the Unitholders in accordance with Section 13.2 hereof.

     Section 5.5 Restricted Distributions. Notwithstanding any provision to the contrary contained in this Agreement, neither the Partnership nor the General Partner, on behalf of the Partnership, shall make a distribution to any Unitholder on account of its Partnership Interest or interest in Partnership Units if such distribution would violate Section 17-607 of the Act or other applicable law.

                                   ARTICLE 6

                                  ALLOCATIONS

     Section 6.1  Timing and Amount of Allocations of Net Income and Net
Loss. Net Income and Net Loss of the Partnership shall be determined and allocated with respect to each Fiscal Year of the Partnership as of the end of each such year. Except as otherwise provided in this Article 6, and subject to
Section 11.6.C hereof, an allocation to a Unitholder of a share of Net Income or Net Loss shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that taken into account in computing Net Income or Net Loss.

     Section 6.2 General Allocations. Subject to the terms of any Partnership Unit Designation, except as otherwise provided in this Article 6 and subject to
Section 11.6.C hereof, Net Income and Net Loss shall be allocated to each of the Holders of Partnership Common Units in accordance with their respective Partnership Common Units at the end of each Fiscal Year.

     Section 6.3 Additional Allocation Provisions. Notwithstanding the foregoing provisions of this Article 6:

     A. Intentionally Omitted.

     B. Regulatory Allocations.

          (i) Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding the provisions of Section
     6.2 hereof, or any other provision of this Article 6, if there is a net decrease in Partnership Minimum Gain during any Fiscal Year, each Holder of Partnership Common Units shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Holder's share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Holder pursuant thereto. The items to be allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.3.B(i) is intended to qualify as a "minimum gain chargeback" within the meaning of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

          (ii) Partner Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(i)(4) or in Section 6.3.B(i) hereof, if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Fiscal Year, each Holder of Partnership Common Units who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Holder's share of the net decrease in Partner Minimum Gain attributable to such Partner

     Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each General Partner, Limited Partner and other Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.3.B(ii) is
     intended to qualify as a "chargeback of partner nonrecourse debt minimum gain" within the meaning of Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

          (iii) Nonrecourse Deductions and Partner Nonrecourse Deductions. Any Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Holders of Partnership Common Units in accordance with their Partnership Common Units. Any Partner Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Holder(s) who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable, in accordance with Regulations Section 1.704-2(i).

          (iv) Qualified Income Offset. If any Holder of Partnership Common Units unexpectedly receives an adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Partnership income and gain shall be allocated, in accordance with Regulations Section 1.704-1(b)(2)(ii)(d), to such Holder in an amount and manner sufficient to eliminate, to the extent required by such Regulations, the Adjusted Capital Account Deficit of such Holder as quickly as possible, provided that an allocation pursuant to this Section 6.3.B(iv) shall be made if and only to the extent that such Holder would have an Adjusted Capital Account Deficit after all other allocations provided in this
     Article 6 have been tentatively made as if this Section 6.3.B(iv) were not in the Agreement. It is intended that this Section 6.3.B(iv) qualify and be construed as a "qualified income offset" within the meaning of Regulations
     Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

          (v) Gross Income Allocation. In the event that any Holder of Partnership Common Units has a deficit Capital Account at the end of any Fiscal Year that is in excess of the sum of (1) the amount (if any) that such Holder is obligated to restore to the Partnership upon complete liquidation of such Holder's Partnership Interest (including, the Holder's interest in outstanding Partnership Preferred Units and other Partnership Units) and (2) the amount that such Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Holder shall be specially allocated items of Partnership income and gain in the amount of such excess to eliminate such deficit as quickly as possible, provided that an allocation pursuant to this Section 6.3.B(v) shall be made if and only to the extent that such Holder would have a deficit Capital Account in excess of such sum after all other allocations provided in this Article 6 have been tentatively made as if this Section 6.3.B(v) and Section 6.3.B(iv) hereof were not in the Agreement.

          (vi) Limitation on Allocation of Net Loss. To the extent that any allocation of Net Loss would cause or increase an Adjusted Capital Account Deficit as to any Holder of Partnership Common Units, such allocation of Net Loss shall be reallocated among the other Holders of Partnership Common Units in accordance with their respective Partnership Common Units, subject to the limitations of this Section 6.3.B(vi).

          (vii) Section 754 Adjustment. To the extent that an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to
     be taken into account in determining Capital Accounts as the result of a distribution to a Holder of Partnership Common Units in complete liquidation of its interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Holders in accordance with their Partnership Common Units in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Holders to whom such distribution was made in the event that Regulations
     Section 1.704-1(b)(2)(iv)(m)(4) applies.

          (viii) Curative Allocations. The allocations set forth in Sections 6.3.B(i), (ii), (iii), (iv), (v), (vi) and (vii) hereof (the "Regulatory Allocations") are intended to comply with certain regulatory requirements, including the requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding the provisions of Section 6.1 hereof, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Holders of Partnership Common Units so that to the extent possible without violating the requirements giving rise to the Regulatory Allocations, the net amount of such allocations of other items and the Regulatory Allocations to each Holder of a Partnership Common Unit shall be equal to the net amount that would have been allocated to each such Holder if the Regulatory Allocations had not occurred.

     C. Special Allocations Upon Liquidation. Notwithstanding any provision in this Article VI to the contrary, in the event that the Partnership disposes of all or substantially all of its assets in a transaction that will lead to a liquidation of the Partnership pursuant to Article XIII hereof, then any Net Income or Net Loss realized in connection with such transaction and thereafter (and, if necessary, constituent items of income, gain, loss and deduction) shall be specially allocated the Partners as required so as to cause liquidating distributions pursuant to Section 13.2.A(4) hereof to be made in the same amounts and proportions as would have resulted had such distributions instead been made pursuant to Section 5.1 hereof.

     D. Allocation of Excess Nonrecourse Liabilities. For purposes of determining a Holder's proportional share of the "excess nonrecourse liabilities" of the Partnership within the meaning of Regulations Section 1.752-3(a)(3), each Holder's interest in Partnership profits shall be such Holder's share of Partnership Common Units.

Section 6.4  Tax Allocations.

     A. In General. Except as otherwise provided in this Section 6.4, for income tax purposes under the Code and the Regulations each Partnership item of income, gain, loss and deduction (collectively, "Tax Items") shall be allocated among the Holders of Partnership Common Units in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Sections
6.2 and 6.3 hereof.

     B. Allocations Respecting Section 704(c) Revaluations. Notwithstanding
Section 6.4.A hereof, Tax Items with respect to Property that is contributed to the Partnership with a Gross Asset Value that varies from its basis in the hands of the contributing Partner immediately preceding the date of contribution shall be allocated among the Holders of Partnership Common Units for income tax purposes pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation. The Partnership shall account for such variation under any method approved under Code Section 704(c) and the applicable Regulations as chosen by the General Partner, including, without limitation, the "traditional method" as described in Regulations Section 1.704-3(b). In the event that the Gross Asset Value of any partnership asset is adjusted pursuant to subsection (b) of the definition of "Gross Asset Value" (provided in Article 1 hereof), subsequent allocations of Tax Items with respect to such asset shall take account of the variation, if any, between the adjusted basis of such asset and its Gross Asset Value in the same manner as under Code Section 704(c) and the applicable Regulations.

                                   ARTICLE 7

                     MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1  Management.

     A. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may not be removed by the Partners with or without cause, except with the Consent of the General Partner. In addition to the now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to the other provisions hereof including Section 7.3, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 hereof and to effectuate the purposes set forth in Section 3.1 hereof, including, without limitation:

          (1) the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as will permit the Previous General Partner (so long as the Previous General Partner qualifies as a REIT) to avoid the payment of any federal income tax (including, for this purpose, any excise tax pursuant to Code Section 4981) and to make distribution its shareholders sufficient to permit the Previous General Partner to maintain REIT status or otherwise to satisfy the REIT Requirements), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness (including the securing of same by deed to secure debt, mortgage, deed of trust or other lien or encumbrance on the Partnership's assets) and the incurring of any obligations that it deems necessary for the conduct of the activities of the Partnership;

          (2) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (3) the acquisition, sale, transfer, exchange or other disposition of any assets of the Partnership (including, but not limited to, the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Partnership) or the merger, consolidation, reorganization or other combination of the Partnership with or into another entity;

          (4) the mortgage, pledge, encumbrance or hypothecation of any assets of the Partnership, the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms that it sees fit, including, without limitation, the financing of the operations and activities of the General Partner, the Partnership or any of the Partnership's Subsidiaries, the lending of funds to other Persons (including, without limitation, the Partnership's Subsidiaries) and the repayment of obligations of the Partnership, its Subsidiaries and any other Person in which it has an equity investment, and the making of capital contributions to and equity investments in the Partnership's Subsidiaries;

          (5) the management, operation, leasing, landscaping, repair, alteration, demolition, replacement or improvement of any Property, including, without limitation, any Contributed Property, or other asset of the Partnership or any Subsidiary;

          (6) the negotiation, execution and performance of any contracts, leases, conveyances or other instruments that the General Partner considers useful or necessary to the conduct of the Partnership's operations or the implementation of the General Partner's powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership's assets;

          (7) the distribution of Partnership cash or other Partnership assets in accordance with this Agreement, the holding, management, investment and reinvestment of cash and other assets of the Partnership, and the collection and receipt of revenues, rents and income of the Partnership;

          (8) the selection and dismissal of employees of the Partnership or the General Partner (including, without limitation, employees having titles or offices such as "president," "vice president," "secretary" and "treasurer"), and agents, outside attorneys, accountants, consultants and contractors of the Partnership or the General Partner and the determination of their compensation and other terms of employment or hiring;

          (9) the maintenance of such insurance for the benefit of the Partnership and the Partners as it deems necessary or appropriate;

          (10) the formation of, or acquisition of an interest in, and the contribution of property to, any further limited or general partnerships, limited liability companies, joint ventures or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to, any Subsidiary and any other Person in which it has an equity investment from time to time); provided, however, that, as long as the Previous General Partner has determined to continue to qualify as a REIT, the General Partner may not engage in any such formation, acquisition or contribution that would cause the Previous General Partner to fail to qualify as a REIT or the General Partner to fail to qualify as a "qualified REIT subsidiary" within the meaning of Code Section 856(i)(2);

          (11) the control of any matters affecting the rights and obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment, of any claim, cause of action, liability, debt or damages, due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, and the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

          (12) the undertaking of any action in connection with the Partnership's direct or indirect investment in any Subsidiary or any other Person (including, without limitation, the contribution or loan of funds by the Partnership to such Persons);

          (13) the determination of the fair market value of any Partnership property distributed in kind using such reasonable method of valuation as it may adopt; provided that such methods are otherwise consistent with the requirements of this Agreement;

          (14) the enforcement of any rights against any Partner pursuant to representations, warranties, covenants and indemnities relating to such Partner's contribution of property or assets to the Partnership;

          (15) the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Partnership;

          (16) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, or jointly with any such Subsidiary or other Person;

          (17) the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have an interest, pursuant to contractual or other arrangements with such Person;

          (18) the making, execution and delivery of any and all deeds, leases, notes, deeds to secure debt, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or legal instruments or agreements in writing necessary or appropriate in the judgment of the General Partner for the accomplishment of any of the powers of the General Partner enumerated in this Agreement;

          (19) the issuance of additional Partnership Units, as appropriate and in the General Partner's sole and absolute discretion, in connection with Capital Contributions by Additional Limited Partners and additional Capital Contributions by Partners pursuant to Article 4 hereof; and

          (20) an election to dissolve the Partnership pursuant to Section 13.1.C hereof.

     B. Each of the Limited Partners agrees that, except as provided in Section
7.3 hereof, the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement (except as provided in Section 7.3 hereof), the Act or any applicable law, rule or regulation. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity.

     C. At all times from and after the date hereof, the General Partner may cause the Partnership to obtain and maintain (i) casualty, liability and other insurance on the Properties of the Partnership and (ii) liability insurance for the Indemnitees hereunder.

     D. At all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain working capital and other reserves in such amounts as the General Partner, in its sole and absolute discretion, deems appropriate and reasonable from time to time.

     E. In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the General Partner) of any action taken by it. The General Partner and the Partnership shall not have liability to a Limited Partner under any circumstances as a result of an income tax liability incurred by such Limited Partner as a result of an action (or inaction) by the General Partner pursuant to its authority under this Agreement so long as the action or inaction is taken in good faith.

     Section 7.2 Certificate of Limited Partnership. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate and do all the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, the District of Columbia or any other jurisdiction, in which the Partnership may elect to do business or own property. Subject to the terms of Section 8.5.A(4) hereof, the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto to any Limited Partner. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability to the extent provided by applicable law) in the State of Delaware and any other state, or the District of Columbia or other jurisdiction, in which the Partnership may elect to do business or own property.

     Section 7.3  Restrictions on General Partner's Authority.

     A. The General Partner may not take any action in contravention of this Agreement, including, without limitation:

          (1) take any action that would make it impossible to carry on the ordinary business of the Partnership, except as otherwise provided in this Agreement;

          (2) possess Partnership property, or assign any rights in specific Partnership property, for other than a Partnership purpose except as otherwise provided in this Agreement;

          (3) admit a Person as a Partner, except as otherwise provided in this Agreement;

          (4) perform any act that would subject a Limited Partner to liability as a general partner in any jurisdiction or any other liability except as provided herein or under the Act; or

          (5) enter into any contract, mortgage, loan or other agreement that prohibits or restricts, or has the effect of prohibiting or restricting, the ability of (a) the General Partner, the Previous General Partner or the Partnership from satisfying its obligations under Section 8.6 hereof in full or (b) a Limited Partner from exercising its rights under Section 8.6 hereof to effect a Redemption in full, except, in either case, with the written consent of such Limited Partner affected the prohibition or restriction.

     B. The General Partner shall not, without the prior Consent of the Limited Partners, undertake, on behalf of the Partnership, any of the following actions or enter into any transaction that would have the effect of such transactions:

          (1) except as provided in Section 7.3.C hereof, amend, modify or terminate this Agreement other than to reflect the admission, substitution, termination or withdrawal of Partners pursuant to Article 11 or Article 12 hereof;

          (2) make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the Partnership;

          (3) institute any proceeding for bankruptcy on behalf of the Partnership; or

          (4) subject to the rights of Transfer provided in Sections 11.1.C and
     11.2 hereof, approve or acquiesce to the Transfer of the Partnership Interest of the General Partner, or admit into the Partnership any additional or successor General Partners.

     C. Notwithstanding Section 7.3.B hereof, the General Partner shall have the power, without the Consent of the Limited Partners, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

          (1) to add to the obligations of the General Partner or surrender any right or power granted to the General Partner or any Affiliate of the General Partner for the benefit of the Limited Partners;

          (2) to reflect the admission, substitution or withdrawal of Partners or the termination of the Partnership in accordance with this Agreement, and to amend Exhibits A and C in connection with such admission, substitution or withdrawal;

          (3) to reflect a change that is of an inconsequential nature and does not adversely affect the Limited Partners in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement;

          (4) to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

          (5) (a) to reflect such changes as are reasonably necessary (i) for either the General Partner or the Special Limited Partner, as the case may be, to maintain its status as a "qualified REIT subsidiary" within the meaning of Code Section 856(i)(2) or (ii) for the Previous General Partner to maintain its status as a REIT or to satisfy the REIT Requirement; (b) to reflect the Transfer of all or any part of a Partnership Interest among the Previous General Partner, the General Partner, the Special Limited Partner or any other "qualified REIT subsidiary" (within the meaning of Code
     Section 856(i)(2)) with respect to the Previous General Partner;

          (6) to modify the manner in which Capital Accounts are computed (but only to the extent set forth in the definition of "Capital Account" or contemplated by the Code or the Regulations); and

          (7) the issuance of additional Partnership Interests in accordance with Section 4.2.

The General Partner will provide notice to the Limited Partners when any action under this Section 7.3.C is taken.

     D. Notwithstanding Sections 7.3.B and 7.3.C hereof, this Agreement shall not be amended, and no action may be taken by the General Partner, without the Consent of each Partner adversely affected, if such amendment or action would
(i) convert a Limited Partner Interest in the Partnership into a General Partner Interest (except as a result of the General Partner acquiring such Partnership Interest), (ii) modify the limited liability of a Limited Partner, (iii) alter the rights of any Partner to receive the distributions to which such Partner is entitled, pursuant to Article 5 or Section 13.2.A(4) hereof, or alter the allocations specified in

Article 6 hereof (except, in any case, as permitted pursuant to Sections 4.2 and 7.3.C hereof), (iv) alter or modify the Redemption rights, Cash Amount or REIT Shares Amount as set forth in Sections 8.6 and 11.2 hereof, or amend or modify any related definitions, or (v) amend this Section 7.3.D; provided, however, that the Consent of each Partner adversely affected shall not be required for any amendment or action that affects all Partners holding the same class or series of Partnership Units on a uniform or pro rata basis. Further, no amendment may alter the restrictions on the General Partner's authority set forth elsewhere in this Section 7.3 without the Consent specified therein. Any such amendment or action consented to by any Partner shall be effective as to that Partner, notwithstanding the absence of such consent by any other Partner.

     Section 7.4  Reimbursement of the General Partner.

     A. The General Partner shall not be compensated for its services as general partner of the Partnership except as provided in elsewhere in this Agreement (including the provisions of Articles 5 and 6 hereof regarding distributions, payments and allocations to which it may be entitled in its capacity as the General Partner).

     B. Subject to Sections 7.4.C and 15.11 hereof, the Partnership shall be liable for, and shall reimburse the General Partner on a monthly basis, or such other basis as the General Partner may determine in its sole and absolute discretion, for all sums expended in connection with the Partnership's business, including, without limitation, (i) expenses relating to the ownership of interests in and management and operation of, or for the benefit of, the Partnership, (ii) compensation of officers and employees, including, without limitation, payments under future compensation plans of the General Partner that may provide for stock units, or other phantom stock, pursuant to which employees of the General Partner will receive payments based upon dividends on or the value of REIT Shares, (iii) director fees and expenses and (iv) all costs and expenses of the General Partner being a public company, including costs of filings with the SEC, reports and other distributions to its shareholders; provided, however, that the amount of any reimbursement shall be reduced by any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it on behalf of the Partnership as permitted pursuant to Section 7.5 hereof. Such reimbursements shall be in addition to any reimbursement of the General Partner as a result of indemnification pursuant to
Section 7.7 hereof.

     C. To the extent practicable, Partnership expenses shall be billed directly to and paid by the Partnership and, subject to Section 15.11 hereof, reimbursements to the General Partner or any of its Affiliates by the Partnership pursuant to this Section 7.4 shall be treated as "guaranteed payments" within the meaning of Code Section 707(c).

     Section 7.5 Outside Activities of the Previous General Partner and the General Partner. Neither the General Partner nor the Previous General Partner shall directly or indirectly enter into or conduct any business, other than in connection with (a) the ownership, acquisition and disposition of Partnership Interests as General Partner, (b) the management of the business of the Partnership, (c) the operation of the Previous General Partner as a reporting company with a class (or classes) of securities registered under the Exchange Act, (d) the Previous General Partner's operations as a REIT, (e) the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, (f) financing or refinancing of any type related to the Partnership or its assets or activities, (g) the General Partner's qualification as a "qualified REIT subsidiary" (within the meaning of Code
Section 856(i)(2)) and (h) such activities as are incidental thereto. Nothing contained herein shall be deemed to prohibit the General Partner or the Previous General Partner from executing guarantees of Partnership debt for which it would otherwise be liable in its capacity as General Partner. Subject to Section 7.3.B hereof, the General Partner, the Previous General Partner, the Special Limited Partner and all "qualified REIT subsidiaries" (within the meaning of Code
Section 856(i)(2)), taken as a group, shall not own any assets or take title to assets (other than temporarily in connection with an acquisition prior to contributing such assets to the Partnership) other than Partnership Interests as the General Partner or Special Limited Partner and other than such cash and cash equivalents, bank accounts or similar instruments or accounts as such group deems reasonably necessary, taking into account Section 7.1.D hereof and the requirements necessary for the Previous General Partner to qualify as a REIT and for the Previous General Partner, the General Partner and the Special Limited Partner to carry out their respective responsibilities contemplated under this Agreement and the Charter. Notwithstanding the foregoing, if the Previous General Partner or the General Partner acquires assets in its own name and owns Property other than through the Partnership, the Partners agree to negotiate in good faith to amend this Agreement, including, without limitation, the definition of "Adjustment Factor," to reflect such activities and the direct ownership of assets by the Previous General Partner or the General Partner. The General Partner and any Affiliates of the General Partner may acquire Limited Partner Interests and shall be entitled to exercise all rights of a Limited Partner relating to such Limited Partner Interests.

     Section 7.6  Contracts with Affiliates.

     A. The Partnership may lend or contribute funds or other assets to its Subsidiaries or other Persons in which it has an equity investment, and such Persons may borrow funds from the Partnership, on terms and conditions established in the sole and absolute discretion of the General Partner. The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

     B. Except as provided in Section 7.5 hereof and subject to Section 3.1 hereof, the Partnership may transfer assets to joint ventures, limited liability companies, partnerships, corporations, business trusts or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions consistent with this Agreement and applicable law as the General Partner, in its sole and absolute discretion, believes to be advisable.

     C. Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to the Partnership, directly or indirectly, except pursuant to transactions that are determined by the General Partner in good faith to be fair and reasonable.

     D. The General Partner, in its sole and absolute discretion and without the approval of the Limited Partners, may propose and adopt on behalf of the Partnership employee benefit plans funded by the Partnership for the benefit of employees of the General Partner, the Partnership, Subsidiaries of the Partnership or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the Partnership or any of the Partnership's Subsidiaries.

     E. The General Partner is expressly authorized to enter into, in the name and on behalf of the Partnership, a right of first opportunity arrangement and other conflict avoidance agreements with various Affiliates of the Partnership and the General Partner, on such terms as the General Partner, in its sole and absolute discretion, believes are advisable.

     Section 7.7  Indemnification.

     A. To the fullest extent permitted by applicable law, the Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorney's fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership ("Actions") as set forth in this Agreement in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise; provided, however, that the Partnership shall not indemnify an Indemnitee (i) for willful misconduct or a knowing violation of the law or (ii) for any transaction for which such Indemnitee received an improper personal benefit in violation or breach of any provision of this Agreement. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including, without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. It is the intention of this Section 7.7.A that the Partnership indemnify each Indemnitee to the fullest extent permitted by law. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 7.7.A. The termination of any proceeding by conviction of an Indemnitee or upon a plea of nolo contendere or its equivalent by an Indemnitee, or an entry of an order of probation against an Indemnitee prior to judgment, does not create a presumption that such Indemnitee acted in a manner contrary to that specified in this
Section 7.7.A with respect to the subject matter of such proceeding. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, and neither the General Partner nor any Limited Partner shall have any obligation to contribute to the capital of the Partnership or otherwise provide funds to enable the Partnership to fund its obligations under this Section 7.7.

     B. To the fullest extent permitted by law, expenses incurred by an Indemnitee who is a party to a proceeding or otherwise subject to or the focus of or is involved in any Action shall be paid or reimbursed by the Partnership as incurred by the Indemnitee in advance of the final disposition of the Action upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee's good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in this Section 7.7.A has been met, and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

     C. The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee unless otherwise provided in a written agreement with such Indemnitee or in the writing pursuant to which such Indemnitee is indemnified.

     D. The Partnership may, but shall not be obligated to, purchase and maintain insurance, on behalf of any of the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     E. Any liabilities which an Indemnitee incurs as a result of acting on behalf of the Partnership or the General Partner (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the IRS, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities or judgments or fines under this Section 7.7, unless such liabilities arise as a result of (i) such Indemnitee's intentional misconduct or knowing violation of the law, or (ii) any transaction in which such Indemnitee received a personal benefit in violation or breach of any provision of this Agreement or applicable law.

     F. In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     G. An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     H. The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Partnership's liability to any Indemnitee under this Section 7.7 as in effect immediately prior to such amendment modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     I. It is the intent of the Partners that any amounts paid by the Partnership to the General Partner pursuant to this Section 7.7 shall be treated as "guaranteed payments" within the meaning of Code Section 707(c).

     Section 7.8  Liability of the General Partner.

     A. Notwithstanding anything to the contrary set forth in this Agreement, neither the General Partner nor any of its directors or officers shall be liable or accountable in damages or otherwise to the Partnership, any Partners or any Assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission if the General Partner or such director or officer acted in good faith.

     B. The Limited Partners expressly acknowledge that the General Partner is acting for the benefit of the Partnership, the Limited Partners and the General Partner's shareholders collectively and that the General Partner is under no obligation to give priority to the separate interests of the Limited Partners or the General Partner's shareholders (including, without limitation, the tax consequences to Limited Partners, Assignees or the General Partner's shareholders) in deciding whether cause the Partnership to take (or decline to take) any actions.

     C. Subject to its obligations and duties as General Partner set forth in
Section 7.1.A hereof, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its employees or agents (subject to the supervision and control of the General Partner). The General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by it in good faith.

     D. Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner's, and its officers' and directors', liability to the Partnership and the Limited Partners under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     E. Notwithstanding anything herein to the contrary, except for fraud, willful misconduct or gross negligence, or pursuant to any express indemnities given to the Partnership by any Partner pursuant to any other written instrument, no Partner shall have any personal liability whatsoever, to the Partnership or to the other Partner(s), for the debts or liabilities of the Partnership or the Partnership's obligations hereunder, and the full recourse of the other Partner(s) shall be limited interest of that Partner in the Partnership. To the fullest extent permitted by law, no officer, director or shareholder of the General Partner shall be liable to the Partnership for money damages except for (i) active and deliberate dishonesty established by a non-appealable final judgment or (ii) actual receipt of an improper benefit or profit in money, property or services. Without limitation of the foregoing, and except for fraud, willful misconduct or gross negligence, or pursuant to any such express indemnity, no property or assets of any Partner, other than its interest in the Partnership, shall be subject to levy, execution or other enforcement procedures for the satisfaction of any judgment (or other judicial process) in favor of any other Partner(s) and arising out of, or in connection with, this Agreement. This Agreement is executed by the officers of the General Partner solely as officers of the same and not in their own individual capacities.

     F. To the extent that, at law or in equity, the General Partner has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or the Limited Partners, the General Partner shall not be liable to the Partnership or to any other Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of the General Partner otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such General Partner.

     Section 7.9  Other Matters Concerning the General Partner.

     A. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

     B. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     C. The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and a duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform all and every act and duty that is permitted or required to be done by the General Partner hereunder.

     D. Notwithstanding any other provision of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the Previous General Partner to continue to qualify as a REIT, (ii) for the Previous General Partner otherwise to satisfy the REIT Requirements, (iii) to avoid the Previous General Partner incurring any taxes under Code Section 857 or Code Section 4981 or (iv) for the General Partner or the Special Limited Partner to continue to qualify as a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)), is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

     Section 7.10 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively with other Partners or Persons, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its best efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

     Section 7.11 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without the consent or approval of any other Partner or Person, to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and take any and all actions on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expediency of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                   ARTICLE 8

                   RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

     Section 8.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement (including, without limitation, Section 10.4 hereof) or under the Act.

     Section 8.2 Management of Business. No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, director, member, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in the operations, management or control (within the meaning of the Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner, any of its Affiliates or any officer, director, member, employee, partner, agent, representative, or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

     Section 8.3 Outside Activities of Limited Partners. Subject to any agreements entered into pursuant to Section 7.6.D hereof and any other agreements entered into by a Limited Partner or its Affiliates with the General Partner, the Partnership or a Subsidiary (including, without limitation, any employment agreement), any Limited Partner and any Assignee, officer, director, employee, agent, trustee, Affiliate or shareholder of any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities that are in direct or indirect competition with the Partnership or that are enhanced by the activities of the Partnership. Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee. Subject to such agreements, none of the Limited Partners nor any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any business ventures of any other Person (other than the General Partner, to the extent expressly provided herein), and such Person shall have no obligation pursuant to this Agreement, subject to Section 7.6.D hereof and any other agreements entered into by a Limited Partner or its Affiliates with the General Partner, the Partnership or a Subsidiary, to offer any interest in any such business ventures to the Partnership, any Limited Partner or any such other Person, even if such opportunity is of a character that, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person.

     Section 8.4 Return of Capital. Except pursuant to the rights of Redemption set forth in Section 8.6 hereof, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. Except to the extent provided in Article 6 hereof or otherwise expressly provided in this Agreement, no Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions.

     Section 8.5  Rights of Limited Partners Relating to the Partnership.

     A. In addition to other rights provided by this Agreement or by the Act, and except as limited by Section 8.5.C hereof, each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon written demand with a statement of the purpose of such demand and at such Limited Partner's own expense:

          (1) to obtain a copy of (i) the most recent annual and quarterly reports filed with the SEC by the Previous General Partner or the General Partner pursuant to the Exchange Act and (ii) each report or other written communication sent to the shareholders of the Previous General Partner;

          (2) to obtain a copy of the Partnership's federal, state and local income tax returns for each Fiscal Year;

          (3) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

          (4) to obtain a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate and all amendments thereto have been executed; and

          (5) to obtain true and full information regarding the amount of cash and a description and statement of any other property or services contributed by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner.

     B. The Partnership shall notify any Limited Partner that is a Qualifying Party, on request, of the then current Adjustment Factor or any change made to the Adjustment Factor.

     C. Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines in its sole and absolute discretion to be reasonable, any information that (i) the General Partner believes to be in the nature of trade secrets or other information the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or the General Partner or (ii) the Partnership or the General Partner is required by law or by agreements with unaffiliated third parties to keep confidential.

     Section 8.6  Redemption Rights of Qualifying Parties.

     A. After the first Twelve-Month Period, a Qualifying Party, but no other Limited Partner or Assignee, shall have the right (subject to the terms and conditions set forth herein) to require the Partnership to redeem all or a portion of the Redeemable Units held by such Tendering Party (such Redeemable Units being hereafter "Tendered Units") in exchange (a "Redemption") for REIT shares issuable on, or the Cash Amount payable on, the Specified Redemption Date, as determined by the Partnership in its sole discretion. Any Redemption shall be exercised pursuant to a Notice of Redemption delivered to the General Partner by the Qualifying Party when exercising the Redemption right (the "Tendering Party"). A Tendering Party shall have no right to receive distributions with respect to any Tendered Units (other than the Cash Amount) paid after delivery of the Notice of Redemption, whether or not the Partnership Record Date for such distribution precedes or coincides with such delivery of the Notice of Redemption. If the Partnership elects to redeem Tendered Units for cash, the Cash Amount shall be delivered as a certified check payable to the Tendering Party or, in the General Partner's sole and absolute discretion, in immediately available funds.

     B. If the Partnership elects to redeem Tendered Units for REIT Shares rather than cash, then the Partnership shall direct the Previous General Partner to issue and deliver such REIT Shares to the Tendering Party pursuant to the terms set forth in this Section 8.6.B, in which case, (i) the Previous General Partner, acting as a distinct legal entity, shall assume directly the obligation with respect thereto and shall satisfy the Tendering Party's exercise of its Redemption right, and (ii) such transaction shall be treated, for federal income tax purposes, as a transfer by the Tendering Party of such Tendered Units to the Previous General Partner in exchange for REIT shares. The percentage of the Tendered Units tendered for Redemption by the Tendering Party for which the Partnership elects to cause the Previous General Partner to issue REIT Shares (rather than cash) is referred to as the "Applicable Percentage." In making such election to cause the Previous General Partner to acquire Tendered Units, the Partnership shall act in a fair, equitable and reasonable manner that neither prefers one group or class of Qualifying Parties over another nor discriminates against a group or class of Qualifying Parties. If the Partnership elects to redeem any number of Tendered Units for REIT Shares, rather than cash, on the Specified Redemption Date, the Tendering Party shall sell such number of the Tendered Units to the Previous General Partner in exchange for a number of REIT Shares equal to the product of the REIT Shares Amount and the Applicable Percentage. The Tendering Party shall submit (i) such information, certification or affidavit as the Previous General Partner may reasonably require in connection with the application of the Ownership Limit and other restrictions and limitations of the Charter to any such acquisition and (ii) such written representations, investment letters, legal opinions or other instruments necessary, in the Previous General Partner's view, to effect compliance with the Securities Act. The product of the Applicable Percentage and the REIT Shares Amount, if applicable, shall be delivered by the Previous General Partner as duly authorized, validly issued, fully paid and accessible REIT Shares and, if applicable, Rights, free of any pledge, lien, encumbrance or restriction, other than the Ownership Limit and other restrictions provided in the Charter, the Bylaws of the Previous General Partner, the Securities Act and relevant state securities or "blue sky" laws. Neither any Tendering Party whose Tendered Units are acquired by the Previous General Partner pursuant to this Section 8.6.B, any Partner, any Assignee nor any other interested Person shall have any right to require or cause the Previous General Partner or the General Partner to register, qualify or list any REIT Shares owned or held by such Person, whether or not such REIT Shares are issued pursuant to this Section 8.6.B, with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange; provided, however, that this limitation shall not be in derogation of any registration or similar rights granted pursuant to any other written agreement between the Previous General Partner and any such Person. Notwithstanding any delay in such delivery, the Tendering Party shall be deemed the owner of such REIT Shares and Rights for all purposes, including, without limitation, rights to vote or consent, receive dividends, and exercise rights, as of the Specified Redemption Date. REIT Shares issued upon an acquisition of the Tendered Units by the Previous General Partner pursuant to this Section 8.6.B may contain such legends regarding restrictions under the Securities Act and applicable state securities laws as the Previous General Partner in good faith determines to be necessary or advisable in order to ensure compliance with such laws.

     C. Notwithstanding the provisions of Section 8.6.A and 8.6.B hereof, the Tendering Parties (i) where the Redemption would consist of less than all the Partnership Common Units held by Partners other than the General Partner and the Special Limited Partner, shall not be entitled to elect or effect a Redemption to the extent that the aggregate Percentage Interests of the Limited Partners (other than the Special Limited Partner) would be reduced, as a result of the Redemption, to less that percent (1%) and (ii) shall have no rights under this Agreement that would otherwise be prohibited under the Charter. To the extent that any attempted Redemption would be in violation of this Section 8.6.C, it shall be null and void ab initio, and the Tendering Party shall not acquire any rights or economic interests in REIT Shares otherwise issuable by the Previous General Partner under Section 8.6.B hereof.

     D. In the event that the Partnership declines to cause the Previous General Partner to acquire all of the Tendered Units from the Tendering Party in exchange for REIT Shares pursuant to Section 8.6.B hereof following receipt of a Notice of Redemption (a "Declination"):

          (1) The Previous General Partner or the General Partner shall give notice of such Declination to the Tendering Party on or before the close of business on the Cut-Off Date.

          (2) The Partnership may elect to raise funds for the payment of the Cash Amount either (a) by requiring that the General Partner contribute such funds from the proceeds of a registered public offering (a "Public Offering Funding") by the Previous General Partner of a number of REIT Shares ("Registrable Shares") equal to the REIT Shares Amount with respect to the Tendered Units or (b) from any other sources (including, but not limited to, the sale of any Property and the incurrence of additional Debt) available to the Partnership.

          (3) Promptly upon the General Partner's receipt of the Notice of Redemption and the Previous General Partner or the General Partner giving notice of the Partnership's Declination, the General Partner shall give notice (a "Single Funding Notice") to all Qualifying Parties then holding a Partnership Interest (or an interest therein) and having Redemption rights pursuant to this Section 8.6 and require that all such Qualifying Parties elect whether or not to effect a Redemption of their Partnership Common Units to be funded through such Public Offering Funding. In the event that any such Qualifying Party elects to effect such a Redemption, it shall give notice thereof and of the number of Partnership Common Units to be made subject thereon in writing to the General Partner within ten (10) Business Days after receipt of the Single Funding Notice, and such Qualifying Party shall be treated as a Tendering Party for all purposes of this Section 8.6. In the event that a Qualifying Party does not so elect, it shall be deemed to have waived its right to effect a Redemption for the current Twelve-Month Period; provided, however, that the Previous General Partner shall not be required to acquire Partnership Common Units pursuant to this
     Section 8.6.D more than twice within a Twelve-Month Period.

Any proceeds from a Public Offering Funding that are in excess of the Cash Amount shall be for the sole benefit of the Previous General Partner and/or the General Partner. The General Partner and/or the Special Limited Partner shall make a Capital Contribution of such amounts to the Partnership for an additional General Partner Interest and/or Limited Partner Interest. Any such contribution shall entitle the General Partner and the Special Limited Partner, as the case may be, to an equitable Percentage Interest adjustment.

     E. Notwithstanding the provisions of Section 8.6.B hereof, the Previous General Partner shall not, under any circumstances, elect to acquire Tendered Units in exchange for the REIT Shares Amount if such exchange would be prohibited under the Charter.

     F. Notwithstanding anything herein to the contrary (but subject to Section 8.6.C hereof), with respect to any Redemption pursuant to this Section 8.6:

          (1) All Partnership Common Units acquired by the Previous General Partner pursuant to Section 8.6.B hereof shall be contributed by the Previous General Partner to either or both of the General Partner and the Special Limited Partner in such proportions as the Previous General Partner, the General Partner and the Special Limited Partner shall determine. Any Partnership Common Units so contributed to the General Partner shall automatically, and without further action required, be converted into and deemed to be a General Partner Interest comprised of the same number of Partnership Common Units. Any Partnership Common Units so contributed to the Special Limited Partner shall remain outstanding.

          (2) Subject to the Ownership Limit, no Tendering Party may effect a Redemption for less than five hundred (500) Redeemable Units or, if such Tendering Party holds (as a Limited Partner or, economically, as an Assignee) less than five hundred (500) Redeemable Units, all of the Redeemable Units held by such Tendering Party.

          (3) Each Tendering Party (a) may effect a Redemption only once in each fiscal quarter of a Twelve-Month Period and (b) may not effect a Redemption during the period after the Partnership Record Date with respect to a distribution and before the record date established by the Previous General Partner for a distribution to its shareholders of some or all of its portion of such Partnership distribution.

          (4) Notwithstanding anything herein to the contrary, with respect to any Redemption or acquisition of Tendered Units by the Previous General Partner pursuant to Section 8.6.B hereof, in the event that the Previous General Partner or the General Partner gives notice to all Limited Partners (but excluding any Assignees) then owning Partnership Interests (a "Primary Offering Notice") that the Previous General Partner desires to effect a primary offering of its equity securities then, unless the Previous General Partner and the General Partner otherwise consent, commencement of the actions denoted in Section 8.6.E hereof as to a Public Offering Funding with respect to any Notice of Redemption thereafter received, whether or not the Tendering Party is a Limited Partner, may be delayed until the earlier of (a) the completion of the primary offering or (b) ninety (90) days following the giving of the Primary Offering Notice.

          (5) Without the Consent of the Previous General Partner, no Tendering Party may effect a Redemption within ninety (90) days following the closing of any prior Public Offering Funding.

          (6) The consummation of such Redemption shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          (7) The Tendering Party shall continue to own (subject, in the case of an Assignee, to the provision of Section 11.5 hereof) all Redeemable Units subject to any Redemption, and be treated as a Limited Partner or an Assignee, as applicable, with respect to such Redeemable Units for all purposes of this Agreement, until such Redeemable Units are either paid for by the Partnership pursuant to Section 8.6.A hereof or transferred to the Previous General Partner (or directly to the General Partner or Special Limited Partner) and paid for, by the issuance of the REIT Shares, pursuant to Section 8.6.B hereof on the Specified Redemption Date. Until a Specified Redemption Date and an acquisition of the Tendered Units by the Previous General Partner pursuant to Section 8.6.B hereof, the Tendering Party shall have no rights as a shareholder of the Previous General Partner with respect to the REIT Shares issuable in connection with such acquisition.

For purposes of determining compliance with the restrictions set forth in this
Section 8.6.F, all Partnership Common Units beneficially owned by a Related Party of a Tendering Party shall be considered to be owned or held by such Tendering Party.

     G. In connection with an exercise of Redemption rights pursuant to this
Section 8.6, the Tendering Party shall submit the following to the General Partner, in addition to the Notice of Redemption:

          (1) A written affidavit, dated the same date as the Notice of Redemption, (a) disclosing the actual and constructive ownership, as determined for purposes of Code Sections 856(a)(6) and 856(h), of REIT Shares by (i) such Tendering Party and (ii) any Related Party and (b) representing that, after giving effect to the Redemption, neither the Tendering Party nor any Related Party will own REIT Shares in excess of the Ownership Limit;

          (2) A written representation that neither the Tendering Party nor any Related Party has any intention to acquire any additional REIT Shares prior to the closing of the Redemption on the Specified Redemption Date; and

          (3) An undertaking to certify, at and as a condition to the closing of the Redemption on the Specified Redemption Date, that either (a) the actual and constructive ownership of REIT Shares by the Tendering Party and any Related Party remain unchanged from that disclosed in the affidavit required by Section 8.6.G(1) or (b) after giving effect to the Redemption, neither the Tendering Party nor any Related Party shall own REIT Shares in violation of the Ownership Limit.

     Section 8.7  Partnership Right to Call Limited Partner
Interests. Notwithstanding any other provision of this Agreement, on and after the date on which the aggregate Percentage Interests of the Limited Partners (other than the Special Limited Partner) are less than one percent (1%), the Partnership shall have the right, but not the obligation, from time to time and at any time to redeem any and all outstanding Limited Partner Interests (other than the Special Limited Partner's Limited Partner Interest) by treating any Limited Partner as a Tendering Party who has delivered a Notice of Redemption pursuant to Section 8.6 hereof for the amount of Partnership Common Units to be specified by the General Partner, in its sole and absolute discretion, by notice to such Limited Partner that the Partnership has elected to exercise its rights under this Section 8.7. Such notice given by the General Partner to a Limited Partner pursuant to this Section 8.7 shall be treated as if it were a Notice of Redemption delivered to the General Partner by such Limited Partner. For purposes of this Section 8.7, (a) any Limited Partner (whether or not otherwise a Qualifying Party) may, in the General Partner's sole and absolute discretion, be treated as a Qualifying Party that is a Tendering Party and (b) the provisions of Sections 8.6.C(1), 8.6.F(2), 8.6.F(3) and 8.6.F(5) hereof shall not apply, but the remainder of Section 8.6 hereof shall apply, mutatis mutandis.

                                   ARTICLE 9

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

     Section 9.1  Records and Accounting.

     A. The General Partner shall keep or cause to be kept at the principal office of the Partnership those records and documents required to be maintained by the Act and other books and records deemed by the General Partner to be appropriate with respect to the Partnership's business, including, without limitation, all books and records necessary to provide to the Limited Partners any information, lists and copies of documents required to be provided pursuant to Section 8.5.A or Section 9. hereof. Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept on, or be in the form for, punch cards, magnetic tape, photographs, micrographics or any other information storage device, provided that the records so maintained are convertible into clearly legible written form within a reasonable period of time.

     B. The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles, or on such other basis as the General Partner determines to be necessary or appropriate. To the extent permitted by sound accounting practices and principles, the Partnership, the General Partner and the Previous General Partner may operate with integrated or consolidated accounting records, operations and principles.

     Section 9.2 Fiscal Year. The Fiscal Year of the Partnership shall be the calendar year.

     Section 9.3  Reports.

     A. As soon as practicable, but in no event later than one hundred five
(105) days after the close of each Fiscal Year, the General Partner shall cause to be mailed to each Limited Partner, of record as of the close of the Fiscal Year, an annual report containing financial statements of the Partnership, or of the Previous General Partner if such statements are prepared solely on a consolidated basis with the Previous General Partner, for such Fiscal Year, presented in accordance with generally accepted accounting principles, such statements to be audited by a nationally recognized firm of independent public accountants selected by the General Partner.

     B. As soon as practicable, but in no event later than one hundred five
(105) days after the close of each calendar quarter (except the last calendar quarter of each year), the General Partner shall cause to be mailed to each Limited Partner, of record as of the last day of the calendar quarter, a report containing unaudited financial statements of the Partnership, or of the Previous General Partner if such statements are prepared solely on a consolidated basis with the Previous General Partner, and such other information as may be required by applicable law or regulation or as the General Partner determines to be appropriate. At the request of any Limited Partner, the General Partner shall provide access to the books, records and workpapers upon which the reports required by this Section 9.3 are based, to the extent required by the Act.

                                   ARTICLE 10

                                  TAX MATTERS

     Section 10.1 Preparation of Tax Returns. The General Partner shall arrange for the preparation and timely filing of all returns with respect to Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall use all reasonable effort to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Limited Partners for federal and state income tax reporting purpose The Limited Partners shall promptly provide the General Partner with such information relating to the Contributed Properties, including tax basis and other relevant information, as may be reasonably requested by the General Partner from time to time.

     Section 10.2 Tax Elections. Except as otherwise provided herein, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code, including, but not limited to, the election under Code Section 754 and the election to use the "recurring item" method of accounting provided under Code Section 461(h) with respect to property taxes imposed on the Partnership's Properties; provided, however, that, if the "recurring item" method of accounting is elected with respect to such property taxes, the Partnership shall pay the applicable property taxes prior to the date provided in Code Section 461(h) for purposes of determining economic performance. The General Partner shall have the right to seek to revoke any such election (including, without limitation, any election under Code Sections 461(h) and 754) upon the General Partner's determination in its sole and absolute discretion that such revocation is in the best interests of the Partners.

     Section 10.3  Tax Matters Partner.

     A. The General Partner shall be the "tax matters partner" of the Partnership for federal income tax purposes. The tax matters partner shall receive no compensation for its services. All third-party costs and expenses incurred by the tax matters partner in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership in addition to any reimbursement pursuant to Section 7.4 hereof. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm to assist the tax matters partner in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable. At the request of any Limited Partner, the General Partner agrees to consult with such Limited Partner with respect to the preparation and filing of any returns and with respect to any subsequent audit or litigation relating to such returns; provided, however, that the filing of such returns shall be in the sole and absolute discretion of the General Partner.

     B. The tax matters partner is authorized, but not required:

          (1) to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner for income tax purposes (such administrative proceedings being referred to as a "tax audit" and such judicial proceedings being referred to as "judicial review"), and in the settlement agreement the tax matters partner may expressly state that such agreement shall bind all Partners, except such settlement agreement shall not bind any Partner (i) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the IRS providing that the tax matters partner shall not have the authority to enter into a settlement agreement on behalf of such Partner or (ii) who is a "notice partner" (as defined in Code Section 6231) or a member of a "notice group" (as defined in Code Section 6223(b)(2));

          (2) in the event that a notice of a final administrative adjustment at the Partnership level of any item required to be taken into account by a Partner for tax purposes (a "final adjustment") is mailed to the tax matters partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the United States Tax Court or the United States Claims Court, or the filing of a complaint for refund with the District Court of the United States the district in which the Partnership's principal place of business is located;

          (3) to intervene in any action brought by any other Partner for judicial review of a final adjustment;

          (4) to file a request for an administrative adjustment with the IRS at any time and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

          (5) to enter into an agreement with the IRS to extend the period for assessing any tax that is attributable to any item required to be taken into account by a Partner for tax purposes, or an item affected by such item; and

          (6) to take any other action on behalf of the Partners in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

The taking of any action and the incurring of any expense by the tax matters partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the tax matters partner and the provisions relating to indemnification of the General Partner set forth in Section 7.7 hereof shall be fully applicable to the tax matters partner in its capacity as such.

     Section 10.4 Withholding. Each Limited Partner hereby authorizes the Partnership to withhold from or pay on behalf of or with respect to such Limited Partner any amount of federal, state, local or foreign taxes that the General Partner determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Partners pursuant to Code Section 1441, Code Section 1442, Code Section 1445 or Code Section 1446. Any amount paid on behalf of or with respect to a Limited Partner shall constitute a loan by the Partnership to such Limited Partner, which loan shall be repaid by such Limited Partner within fifteen (15) days after notice from the General Partner that such payment must be made unless (i) the Partnership withholds such payment from a distribution that would otherwise be made to the Limited Partner or (ii) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the Available Funds of the Partnership that would, but for such payment, be distributed to the Limited Partner. Each Limited Partner hereby unconditionally and irrevocably grants to the Partnership a security interest in such Limited Partner's Partnership Interest to secure such

Limited Partner's obligation to pay to the Partnership any amounts required to be paid pursuant to this Section 10.4. In the event that a Limited Partner fails to pay any amounts owed to the Partnership pursuant to this Section 10.4 when due, the General Partner may, in its sole and absolute discretion, elect to make the payment to the Partnership on behalf of such defaulting Limited Partner, and in such event shall be deemed to have loaned such amount to such defaulting Limited Partner and shall succeed to all rights and remedies of the Partnership as against such defaulting Limited Partner (including, without limitation, the right to receive distributions). Any amounts payable by a Limited Partner hereunder shall bear interest at the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal, plus four (4) percentage points (but not higher than the maximum lawful rate) from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created hereunder.

                                   ARTICLE 11

                           TRANSFERS AND WITHDRAWALS

     Section 11.1  Transfer.

     A. No part of the interest of a Partner shall be subject to the claims of any creditor, to any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement.

     B. No Partnership Interest shall be Transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11. Any Transfer or purported Transfer of a Partnership Interest not made in accordance with this Article 11 shall be null and void ab initio.

     C. Notwithstanding the other provisions of this Article 11 (other than Section 11.6.D hereof), the Partnership Interests of the General Partner and the Special Limited Partner may be Transferred, in whole or in part, at any time or from time to time, to or among the Previous General Partner, the General Partner, the Special Limited Partner, and any other Person that is, at the time of such Transfer, a "qualified REIT subsidiary" (within the meaning of Code
Section 856(i)(2)) with respect to the Previous General Partner. Any transferee of the entire General Partner Interest pursuant to this Section 11.1.C shall automatically become, without further action or Consent of any Limited Partners, the sole general partner of the Partnership, subject to all the rights, privileges, duties and obligations under this Agreement and the Act relating to a general partner. Any transferee of a Limited Partner Interest pursuant to this
Section 11.1.C shall automatically become, without further action or Consent of any Limited Partners, a Substituted Limited Partner. Upon any Transfer permitted by this Section 11.1.C, the transferor Partner shall be relieved of all its obligations under this Agreement. The provisions of Section 11.2.B (other than the last sentence thereof), 11.3, 11.4.A and 11.5 hereof shall not apply to any Transfer permitted by this Section 11.1.C.

     Section 11.2  Transfer of General Partner's Partnership Interest.

     A. The General Partner may not Transfer any of its General Partner Interest or withdraw from the Partnership except as provided in Sections 11.2.B and 11.2.C hereof.

     B. The General Partner shall not withdraw from the Partnership and shall not Transfer all or any portion of its interest in the Partnership (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise) without the Consent of the Limited Partners, which Consent may be given or withheld in the sole and absolute discretion of the Limited Partners. Upon any Transfer of such a Partnership Interest pursuant to the Consent of the Limited Partners and otherwise in accordance with the provisions of this Section 11.2.B, the transferee shall become a successor General Partner for all purposes herein, and shall be vested with the powers and rights of the transferor General Partner, and shall be liable for all obligations and responsible for all duties of the General Partner, once such transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Partnership Interest so acquired. It is a condition to any

Transfer otherwise permitted hereunder that the transferee assumes, by operation of law or express agreement, all of the obligations of the transferor General Partner under this Agreement with respect to such Transferred Partnership Interest, and such Transfer shall relieve the transferor General Partner of its obligations under this Agreement without the Consent of the Limited Partners. In the event that the General Partner withdraws from the Partnership, in violation of this Agreement or otherwise, or otherwise dissolves or terminates, or upon the bankruptcy of the General Partner, a Majority in Interest of the Limited Partners may elect to continue the Partnership business by selecting a successor General Partner in accordance with the Act.

     C. The General Partner may merge with another entity if immediately after such merger substantially all of the assets of the surviving entity, other than the General Partner Interest held by the General Partner, are contributed to the Partnership as a Capital Contribution in exchange for Partnership Units.

     Section 11.3  Limited Partners' Rights to Transfer.

     A. General. Prior to the end of the first Twelve-Month Period, no Limited Partner shall Transfer all or any portion of its Partnership Interest to any transferee without the Consent of the General Partner, which Consent may be withheld in its sole and absolute discretion; provided, however, that any Limited Partner may, at any time, without the consent of the General Partner,
(i) Transfer all or part of its Partnership Interest to any Designated Party, any Family Member, any Controlled Entity or any Affiliate, provided that the transferee is, in any such case, a Qualified Transferee, or (ii) pledge (a "Pledge") all or any portion of its Partnership Interest to a lending institution, that is not an Affiliate of such Limited Partner, as collateral or security for a bona fide loan or other extension of credit, and Transfer such pledged Partnership Interest to such lending institution in connection with the exercise of remedies under such loan or extension or credit (any Transfer or Pledge permitted by this proviso is hereinafter referred to as a "Permitted Transfer"). After such first Twelve-Month Period, each Limited Partner, and each transferee of Partnership Units or Assignee pursuant to a Permitted Transfer, shall have the right to Transfer all or any portion of its Partnership Interest to any Person, subject to the provisions of Section 11.6 hereof and to satisfaction of each of the following conditions:

          (1) General Partner Right of First Refusal. The transferring Partner shall give written notice of the proposed Transfer to the General Partner, which notice shall state (i) the identity of the proposed transferee and
     (ii) the amount and type of consideration proposed to be received for the Transferred Partnership Units. The General Partner shall have ten (10) Business Days upon which to give the Transferring Partner notice of its election to acquire the Partnership Units on the proposed terms. If it so elects, it shall purchase the Partnership Units on such terms within ten
     (10) Business Days after giving notice of such election; provided, however, that in the event that the proposed terms involve a purchase for cash, the General Partner may at its election deliver in lieu of all or any portion of such cash a note payable to the Transferring Partner at a date as soon as reasonably practicable, but in no event later than one hundred eighty
     (180) days after such purchase, and bearing interest at an annual rate equal to the total dividends declared with respect to one (1) REIT Share for the four (4) preceding fiscal quarters of the General Partner, divided by the Value as of the closing of such purchase; provided, further, that such closing may be deferred to the extent necessary to effect compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and any other applicable requirements of law. If it does not so elect, the Transferring Partner may Transfer such Partnership Units to a third party, on terms no more favorable to the transferee than the proposed terms, subject to the other conditions of this Section 11.3.

          (2) Qualified Transferee. Any Transfer of a Partnership Interest shall be made only to a single Qualified Transferee; provided, however, that, for such purposes, all Qualified Transferees that are Affiliates, or that comprise investment accounts or funds managed by a single Qualified Transferee and its Affiliates, shall be considered together to be a single Qualified Transferee; provided, further, that each Transfer meeting the minimum Transfer restriction of Section 11.3.A(3) hereof may be to a separate Qualified Transferee.

          (3) Minimum Transfer Restriction. Any Transferring Partner must Transfer not less than the lesser of (i) the greater of five hundred (500) Partnership Units or one-third ( 1/3) of the number of Partnership Units owned by such Partner as of the Effective Date or (ii) all of the remaining Partnership

     Units owned by such Transferring Partner; provided, however, that, for purposes of determining compliance with the foregoing restriction, all Partnership Units owned by Affiliates of Limited Partner shall be considered to be owned by such Limited Partner.

          (4) Transferee Agreement to Effect a Redemption. Any proposed transferee shall deliver to the General Partner a written agreement reasonably satisfactory to the General Partner to the effect that the transferee will, within six (6) months after consummation of a Partnership Common Units Transfer, tender its Partnership Common Units for Redemption in accordance with the terms of the Redemption rights provided in Section
     8.6 hereof.

          (5) No Further Transfers. The transferee (other than a Designated Party) shall not be permitted to effect any further Transfer of the Partnership Units, other than to the General Partner.

          (6) Exception for Permitted Transfers. The conditions of Sections 11.3.A(1) through 11.3.A(5) hereof shall not apply in the case of a Permitted Transfer.

It is a condition to any Transfer otherwise permitted hereunder (whether or not such Transfer is effected during or after the first Twelve-Month Period) that the transferee assumes by operation of law or express agreement all of the obligations of the transferor Limited Partner under this Agreement with respect to such Transferred Partnership Interest, and no such Transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor Partner are assumed by a successor corporation by operation of law) shall relieve the transferor Partner of its obligations under this Agreement without the approval of the General Partner, in its sole and absolute discretion. Notwithstanding the foregoing, any transferee of any Transferred Partnership Interest shall be subject to any and all ownership limitations (including, without limitation, the Ownership Limit) contained in the Charter that may limit or restrict such transferee's ability to exercise its Redemption rights, including, without limitation, the Ownership Limit. Any transferee, whether or not admitted as a Substituted Limited Partner, shall take subject to the obligations of the transferor hereunder. Unless admitted as a Substituted Limited Partner, no transferee, whether by a voluntary Transfer, by operation of law or otherwise, shall have any rights hereunder, other than the rights of an Assignee as provided in Section 11.5 hereof.

     B. Incapacity. If a Limited Partner is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner's estate shall have all the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate, and such power as the Incapacitated Limited Partner possessed to Transfer all or any part of its interest in the Partnership. The Incapacity of Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

     C. Opinion of Counsel. In connection with any Transfer of a Limited Partner Interest, the General Partner shall have the right to receive an opinion of counsel reasonably satisfactory to it to the effect that the proposed Transfer may be effected without registration under the Securities Act and will not otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Interests Transferred. If, in the opinion of such counsel, such Transfer would require the filing of a registration statement under the Securities Act or would otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Units, the General Partner may prohibit any Transfer otherwise permitted under this Section 11.3 by a Limited Partner of Partnership Interests.

     D. Adverse Tax Consequences. No Transfer by a Limited Partner of its Partnership Interests (including any Redemption, any other acquisition of Partnership Units by the General Partner or any acquisition of Partnership Units by the Partnership) may be made to any person if (i) in the opinion of legal counsel for the Partnership, it would result in the Partnership being treated as an association taxable as a corporation, or (ii) such Transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Code Section 7704.

     Section 11.4  Substituted Limited Partners.

     A. No Limited Partner shall have the right to substitute a transferee (including any Designated Party or other transferees pursuant to Transfers permitted by Section 11.3 hereof) as a Limited Partner in its place. A transferee (including, but not limited to, any Designated Party) of the interest of a Limited Partner may be admitted as a Substituted Limited Partner only with the Consent of the General Partner, which Consent may be given or withheld by the General Partner in its sole an absolute discretion. The failure or refusal by the General Partner to permit a transferee of any such interests to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership or the General Partner. Subject to the foregoing, an Assignee shall not be admitted as a Substituted Limited Partner until and unless it furnishes to the General Partner (i) evidence of acceptance, in form and substance satisfactory to the General Partner, of all the terms, conditions and applicable obligations of this Agreement, (ii) a counterpart signature page to this Agreement executed by such Assignee and (iii) such other documents and instruments as may be required or advisable, in the sole and absolute discretion of the General Partner, to effect such Assignee's admission as a Substituted Limited Partner.

     B. A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement.

     C. Upon the admission of a Substituted Limited Partner, the General Partner shall amend Exhibit A to reflect the name, address and number of Partnership Units of such Substituted Limited Partner and to eliminate or adjust, if necessary, the name, address and number of Partnership Units of the predecessor of such Substituted Limited Partner.

     Section 11.5 Assignees. If the General Partner, in its sole and absolute discretion, does not consent to the admission of any permitted transferee under
Section 11.3 hereof as a Substituted Limited Partner, as described in Section
11.4 hereof, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be entitled to all the rights of an assignee of a limited partnership interest under the Act, including the right to receive distributions from the Partnership and the share of Net Income, Net Losses and other items of income, gain, loss, deduction and credit of the Partnership attributable to the Partnership Units assigned to such transferee and the rights to Transfer the Partnership Units provided in this Article 11, but shall not be deemed to be a holder of Partnership Units for any other purpose under this Agreement (other than as expressly provided in Section 8.6 hereof with respect to a Qualifying Party that becomes a Tendering Party), and shall not be entitled to effect a Consent or vote with respect to such Partnership Units on any matter presented to the Limited Partners for approval (such right to Consent or vote, to the extent provided in this Agreement or under the Act, fully remaining with the transferor Limited Partner). In the event that any such transferee desires to make a further assignment of any such Partnership Units, such transferee shall be subject to all the provisions of this Article 11 to the same extent and in the same manner as any Limited Partner desiring to make an assignment of Partnership Units.

     Section 11.6  General Provisions.

     A. No Limited Partner may withdraw from the Partnership other than as a result of a permitted Transfer of all of such Limited Partner's Partnership Units in accordance with this Article 11, with respect to which the transferee becomes a Substituted Limited Partner, or pursuant to a redemption (or acquisition by the Previous General Partner) of all of its Partnership Units pursuant to a Redemption under Section 8.6 hereof and/or pursuant to any Partnership Unit Designation.

     B. Any Limited Partner who shall Transfer all of its Partnership Units in a Transfer (i) permitted pursuant to this Article 11 where such transferee was admitted as a Substituted Limited Partner, (ii) pursuant to the exercise of its rights to effect a redemption of all of its Partnership Units pursuant to a Redemption under Section 8.6 hereof and/or pursuant to any Partnership Unit Designation or (iii) to the Previous General Partner or the General Partner, whether or not pursuant to Section 8.6.B hereof, shall cease to be a Limited Partner.

     C. If any Partnership Unit is Transferred in compliance with the provisions of this Article 11, or is redeemed by the Partnership, or acquired by the Previous General Partner pursuant to Section 8.6 hereof, on any day other than the first day of a Fiscal Year, then Net Income, Net Losses, each item thereof and all other items of income, gain, loss, deduction and credit attributable to such Partnership Unit for such Fiscal Year shall be allocated to the transferor Partner or the Tendering Party, as the case may be, and, in the case of a Transfer or assignment other than a Redemption, to the transferee Partner (including, without limitation, the General Partner and the Special Limited Partner as transferees of the Previous General Partner in the case of an acquisition of Partnership Common Units pursuant to Section 8.6 hereof), by taking into account their varying interests during the Fiscal Year in accordance with Code Section 706(d), using the "interim closing of the books" method or another permissible method selected by the General Partner. Solely for purposes of making such allocations, each of such items for the calendar month in which a Transfer occurs shall be allocated to the transferee Partner and none of such items for the calendar month in which a Transfer or a Redemption occurs shall be allocated to the transferor Partner or the Tendering Party, as the case may be, if such Transfer occurs on or before the fifteenth (15th) day of the month, otherwise such items shall be allocated to the transferor. All distributions of Available Cash attributable to such Partnership Unit with respect to which the Partnership Record Date is before the date of such Transfer, assignment or Redemption shall be made to the transferor Partner or the Tendering Party, as the case may be, and, in the case of a Transfer other than a Redemption, all distributions of Available Cash thereafter attributable to such Partnership Unit shall be made to the transferee Partner.

     D. In addition to any other restrictions on Transfer herein contained, in no event may any Transfer or assignment of a Partnership Interest by any Partner (including any Redemption, any acquisition of Partnership Units by the Previous General Partner or any other acquisition of Partnership Units by the Partnership) be made (i) to any person or entity who lacks the legal right, power or capacity to own a Partnership Interest; (ii) in violation of applicable law; (iii) of any component portion of a Partnership Interest, such as the Capital Account, or rights to distributions, separate and apart from all other components of a Partnership Interest; (iv) in the event that such Transfer would cause either (a) the Previous General Partner to cease to comply with the REIT Requirements or (b) the General Partner or the Special Limited Partner to cease to qualify as a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)); (v) if such Transfer would, in the opinion of counsel to the Partnership or the General Partner, cause a termination of the Partnership for federal or state income tax purposes (except as a result of the Redemption (or acquisition by the Previous General Partner) of all Partnership Common Units held by all Limited Partners other than the Special Limited Partner); (vi) if such Transfer would, in the opinion of legal counsel to the Partnership, cause the Partnership to cease to be classified as a partnership for federal income tax purposes (except as a result of the Redemption (or acquisition by the Previous General Partner) of all Partnership Common Units held by all Limited Partners other than the Special Limited Partner); (vii) if such Transfer would cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a "party-in-interest" (as defined in ERISA Section 3(14)) or a "disqualified person" (as defined in Code Section 4975(c)); (viii) if such Transfer would, in the opinion of legal counsel to the Partnership, cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101; (ix) if such Transfer requires the registration of such Partnership Interest pursuant to any applicable federal or state securities laws; (x) if such Transfer causes the Partnership to become a "publicly traded partnership," as such term is defined in Code Section 469(k)(2) or Code 7704(b); or (xi) if such Transfer subjects the Partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

                                   ARTICLE 12

                             ADMISSION OF PARTNERS

     Section 12.1 Admission of Successor General Partner. A successor to all of the General Partner's General Partner Interest pursuant to Section 11.2 hereof who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to such Transfer. Any such successor shall carry on the business of the Partnership without dissolution. In each case, the admission shall be subject to the successor General Partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.

     Section 12.2  Admission of Additional Limited Partners.

     A. After the admission to the Partnership of an Original Limited Partner on the date hereof, a Person (other than an existing Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance, in form and substance satisfactory to the General Partner, of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 hereof, (ii) a counterpart signature page to this Agreement executed by such Person and (iii) such other documents or instruments as may be required in the sole and absolute discretion of the General Partner in order to effect such Person's admission as an Additional Limited Partner.

     B. Notwithstanding anything to the contrary in this Section 12.2, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's sole and absolute discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the consent of the General Partner to such admission.

     C. If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Fiscal Year, then Net Income, Net Losses, each item thereof and all other items of income, gain, loss, deduction and credit allocable among Partners and Assignees for such Fiscal Year shall be allocated among such Additional Limited Partner and all other Partners and Assignees by taking into account their varying interests during the Fiscal Year in accordance with Code Section 7 using the "interim closing of the books" method or another permissible method selected by the General Partner. Solely for purposes of making such allocations, each of such items for the calendar month in which an admission of any Additional Limited Partner occurs shall be allocated among all the Partners and Assignees including such Additional Limited Partner, in accordance with the principles described in Section 11.6.C hereof. All distributions of Available Cash with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees other than the Additional Limited Partner, and all distributions of Available Cash thereafter shall be made to all the Partners and Assignees including such Additional Limited Partner.

     Section 12.3 Amendment of Agreement and Certificate of Limited Partnership. For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment of Exhibit A) and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power attorney granted pursuant to Section
2.4 hereof.

     Section 12.4 Admission of Initial Limited Partners. The Persons listed on Exhibit A as limited partners of the Partnership shall be admitted to the Partnership as Limited Partners upon their execution and delivery of this Agreement.

                                   ARTICLE 13

                    DISSOLUTION, LIQUIDATION AND TERMINATION

     Section 13.1 Dissolution. The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership without dissolution. However, the Partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of an of the following (each a "Liquidating Event"):

     A. the expiration of its term as provided in Section 2.5 hereof;

     B. an event of withdrawal, as defined in the Act (including, without limitation, bankruptcy), of the sole General Partner unless, within ninety (90) days after the withdrawal, a "majority in interest" (as such phrase is used in Section 17-801(3) of the Act) of the remaining Partners agree in writing, in their sole and absolute discretion, to continue the business of the Partnership and to the appointment, effective as of the date of withdrawal, of a successor General Partner:

     C. an election to dissolve the Partnership made by the General Partner in its sole and absolute discretion, with or without the Consent of the Limited Partners;

     D. entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act;

     E. the occurrence of a Terminating Capital Transaction;

     F. the Redemption (or acquisition by the Previous General Partner, the General Partner and/or the Special Limited Partner) of all Partnership Common Units other than Partnership Common Units held by the General Partner or the Special Limited Partner; or

     G. the Redemption (or acquisition by the General Partner) of all Partnership Common Units other than Partnership Common Units held by the General Partner.

     Section 13.2  Winding Up.

     A. Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and Partners. After the occurrence of a Liquidating Event, no Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership's business and affairs. The General Partner (or, in the event that there is no remaining General Partner or the General Partner has dissolved, become bankrupt within the meaning of the Act or ceased to operate, any Person elected by a Majority in Interest of the Limited Partners (the General Partner or such other Person being referred to herein as the "Liquidator")) shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership's liabilities and property, and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the General Partner, include shares of stock in the Previous General Partner) shall be applied and distributed in the following order:

          (1) First, to the satisfaction of all of the Partnership's debts and liabilities to creditors other than the Partners and their Assignees (whether by payment or the making of reasonable provision for payment thereof);

          (2) Second, to the satisfaction of all of the Partnership's debts and liabilities to the General Partner (whether by payment or the making of reasonable provision for payment thereof), including, but not limited to, amounts due as reimbursements under Section 7.4 hereof;

          (3) Third, to the satisfaction of all of the Partnership's debts and liabilities to the other Partners and any Assignees (whether by payment or the making of reasonable provision for payment thereof); and

          (4) Subject to the terms of any Partnership Unit Designation, the balance, if any, to the General Partner, the Limited Partners and any Assignees in accordance with and in proportion to their positive Capital Account balances, after giving effect to all contributions, distributions and allocations for all periods.

The General Partner shall not receive any additional compensation for any services performed pursuant to this Article 13.

     B. Notwithstanding the provisions of Section 13.2.A hereof that require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any except those necessary to satisfy liabilities of the Partnership (including to those Partners as creditors) and/or distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2.A hereof, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

     C. In the event that the Partnership is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article 13 to the Partners and Assignees that have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2) to the extent of, and in proportion to, positive Capital Account balances. If any Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever. In the sole and absolute discretion of the General Partner or the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Partners pursuant to this Article 13 may be withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld or escrowed amounts shall be distributed to the General Partner and Limited Partners in the manner and order of priority set forth in Section 13.2.A hereof as soon as practicable.

     Section 13.3 Deemed Distribution and Recontribution. Notwithstanding any other provision of this Article 13, in the event that the Partnership is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Partnership's Property shall not be liquidated, the Partnership's liabilities shall not be paid or discharged and the Partnership's affairs shall not be wound up. Instead, for federal income tax purposes the Partnership shall be deemed to have distributed the Property in kind to the Partners and the Assignees, who shall be deemed to have assumed and taken such Property subject to all Partnership liabilities, all in accordance with their respective Capital Accounts. Immediately thereafter, the Partners and the Assignees shall be deemed to have recontributed the Partnership Property in kind to the Partnership, which shall be deemed to have assumed and taken such Property subject to all such liabilities; provided, however, that nothing in this Section 13.3 shall be deemed to have constituted any Assignee as a Substituted Limited Partner without compliance with the provisions of Section
11.4 hereof.

     Section 13.4 Rights of Limited Partners. Except as otherwise provided in this Agreement, (a) each Limited Partner shall look solely to the assets of the Partnership for the return of its Capital Contribution, (b) no Limited Partner shall have the right or power to demand or receive property other than cash from the Partnership and (c) no Limited Partner shall have priority over any other Limited Partner as to the return of its Capital Contributions, distributions or allocations.

     Section 13.5 Notice of Dissolution. In the event that a Liquidating Event occurs or an event occurs that would, but for an election or objection by one or more Partners pursuant to Section 13.1 hereof, result in a dissolution of the Partnership, the General Partner shall, within thirty (30) days thereafter, provide written notice thereof to each of the Partners and, in the General Partner's sole and absolute discretion or as required by the Act, to all other parties with whom the Partners regularly conducts business (as determined in the sole and absolute discretion of the General Partner), and the General Partner may, or, if required by the Act, shall, publish notice thereof in a newspaper of general circulation in each place in which the Partnership regularly conducts business (as determined in the sole and absolute discretion of the General Partner).

     Section 13.6 Cancellation of Certificate of Limited Partnership. Upon the completion of the liquidation of the Partnership cash and property as provided in Section 13.2 hereof, the Partnership shall be terminated, a certificate of cancellation shall be filed with the State of Delaware, all qualifications of the Partnership as a foreign limited partnership or association in jurisdictions other than the State of Delaware shall be cancelled, and such other actions as may be necessary to terminate the Partnership shall be taken.

     Section 13.7 Reasonable Time for Winding-Up. A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2 hereof, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect between the Partners during the period of liquidation.

                                   ARTICLE 14

                      PROCEDURES FOR ACTIONS AND CONSENTS
                       OF PARTNERS; AMENDMENTS; MEETINGS

     Section 14.1 Procedures for Actions and Consents of Partners. The actions requiring consent or approval of Limited Partners pursuant to this Agreement, including Section 7.3 hereof, or otherwise pursuant to applicable law, are subject to the procedures set forth in this Article 14.

     Section 14.2 Amendments. Amendments to this Agreement may be proposed by the General Partner or by a Majority in Interest of the Limited Partners. Following such proposal, the General Partner shall submit any proposed amendment to the Limited Partners. The General Partner shall seek the written consent of the Limited Partners on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that the General Partner may deem appropriate. For purposes of obtaining a written consent, the General Partner may require a response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a consent that is consistent with the General Partner's recommendation with respect to the proposal; provided, however, that an action shall become effective at such time as requisite consents are received even if prior to such specified time.

     Section 14.3  Meetings of the Partners.

     A. Meetings of the Partners may be called by the General Partner and shall be called upon the receipt by the General Partner of a written request by a Majority in Interest of the Limited Partners. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the Consent of Partners is permitted or required under this Agreement, such vote or Consent may be given at a meeting of Partners or may be given in accordance with the procedure prescribed in Section 14.3.B hereof.

     B. Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by a majority of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement for the action in question). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of a majority of the Percentage Interests of Partners (or such other percentage as is expressly required by this Agreement). Such consent shall be filed with the General Partner. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

     C. Each Limited Partner may authorize any Person or Persons to act for it by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy (or there is receipt of a proxy authorizing a later date). Every proxy shall be revocable at the pleasure of the Limited Partner executing it, such revocation to be effective upon the Partnership's receipt of written notice of such revocation from the Limited Partner executing such proxy.

     D. Each meeting of Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate in its sole and absolute discretion. Without limitation, meetings of Partners may be conducted in the same manner as meetings of the General Partner's shareholders and may be held at the same time as, and as part of, the meetings of the General Partner's shareholders.

                                   ARTICLE 15

                               GENERAL PROVISIONS

     Section 15.1 Addresses and Notice. Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication (including by telecopy, facsimile, or commercial courier service) to the Partner or Assignee at the address set forth in Exhibit A or such other address of which the Partner shall notify the General Partner in writing.

     Section 15.2 Titles and Captions. All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" or "Sections" are to Articles and Sections of this Agreement.

     Section 15.3 Pronouns and Plurals. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

     Section 15.4 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

     Section 15.5 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

     Section 15.6  Waiver.

     A. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

     B. The restrictions, conditions and other limitations on the rights and benefits of the Limited Partners contained in this Agreement, and the duties, covenants and other requirements of performance or notice by the Limited Partners, are for the benefit of the Partnership and, except for an obligation to pay money to the Partnership, may be waived or relinquished by the General Partner, in its sole and absolute discretion, on behalf of the Partnership in one or more instances from time and at any time; provided, however, that any such waiver or relinquishment may not be made if it would have the effect of (i) creating liability for any other Limited Partner, (ii) causing the Partnership to cease to qualify as a limited partnership, (iii) reducing the amount of cash otherwise distributable to the Limited Partners, (iv) resulting in the classification of the Partnership as an association or publicly traded partnership taxable as a corporation or (v) violating the

Securities Act, the Exchange Act or any state "blue sky" or other securities laws; provided, further, that any waiver relating to compliance with the Ownership Limit or other restrictions in the Charter shall be made and shall be effective only as provided in the Charter.

     Section 15.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

     Section 15.8 Applicable Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law. In the event of a conflict between any provision of this Agreement and any non-mandatory provision of the Act, the provisions of this Agreement shall control and take precedence.

     Section 15.9 Entire Agreement. This Agreement contains all of the understandings and agreements between and among the Partners with respect to the subject matter of this Agreement and the rights, interests and obligations of the Partners with respect to the Partnership.

     Section 15.10 Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

     Section 15.11 Limitation to Preserve REIT Status. Notwithstanding anything else in this Agreement, to the extent that the amount paid, credited, distributed or reimbursed by the Partnership to any REIT Partner or its officers, directors, employees or agents, whether as a reimbursement, fee, expense or indemnity (a "REIT Payment"), would constitute gross income to the REIT Partner for purposes of Code Section 856(c)(2) or Code Section 856(c)(3), then, notwithstanding any other provision of this Agreement, the amount of such REIT Payments, as selected by the General Partner in its discretion from among items of potential distribution, reimbursement, fees, expenses and indemnities, shall be reduced for any Fiscal Year so that the REIT Payments, as so reduced, for or with respect to such REIT Partner shall not exceed the lesser of:

          (i) an amount equal to the excess, if any, of (a) four and nine-tenths percent (4.9%) of the REIT Partner's total gross income (but excluding the amount of any REIT Payments) for the Fiscal Year that is described in subsections (A) through (H) of Code Section 856(c)(2) over (b) the amount of gross income (within the meaning of Code Section 856(c)(2)) derived by the REIT Partner from sources other than those described in subsections (A) through (H) of Code Section 856(c)(2) (but not including the amount of any REIT Payments); or

          (ii) an amount equal to the excess, if any, of (a) twenty-four percent (24%) of the REIT Partner's total gross income (but excluding the amount of any REIT Payments) for the Fiscal Year that is described in subsections (A) through (I) of Code Section 856(c)(3) over (b) the amount of gross income (within the meaning of Code Section 856(c)(3)) derived by the REIT Partner from sources other than those described in subsections (A) through (I) of Code Section 856(c)(3) (but not including the amount of any REIT Payments);

provided, however, that REIT Payments in excess of the amounts set forth in clauses (i) and (ii) above may be made if the General Partner, as a condition precedent, obtains an opinion of tax counsel that the receipt of such excess amounts shall not adversely affect the REIT Partner's ability to qualify as a REIT. To the extent that REIT Payments may not be made in a Fiscal Year as a consequence of the limitations set forth in this Section 15.11, such REIT Payments shall carry over and shall be treated as arising in the following Fiscal Year. The purpose of the limitations contained in this Section 15.11 is to prevent any REIT Partner from failing to qualify as a REIT under the Code by reason of such REIT Partner's share of items, including distributions, reimbursements, fees, expenses or indemnities, receivable directly or indirectly from the Partnership, and this Section 15.11 shall be interpreted and applied to effectuate such purpose.

     Section 15.12 No Partition. No Partner nor any successor-in-interest to a Partner shall have the right while this Agreement remains in effect to have any property of the Partnership partitioned, or to file a complaint or institute any proceeding at law or in equity to have such property of the Partnership partitioned, and each Partner, on behalf of itself and its successors and assigns hereby waives any such right. It is the intention of the Partners that the rights of the parties hereto and their successors-in-interest to Partnership property, as among themselves, shall be governed by the terms of this Agreement, and that the rights of the Partners and their successors-in-interest shall be subject to the limitations and restrictions as set forth in this Agreement.

     Section 15.13 No Third-Party Rights Created Hereby. The provisions of this Agreement are solely for the purpose of defining the interests of the Partners, inter se; and no other person, firm or entity (i.e., a party who is not a signatory hereto or a permitted successor to such signatory hereto) shall have any right, power, title or interest by way of subrogation or otherwise, in and to the rights, powers, title and provisions of this Agreement. No creditor or other third party having dealings with the Partnership shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or loans to the Partnership or to pursue any other right or remedy hereunder or at law or in equity. None of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may any such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any debt or other obligation of the Partnership or any of the Partners.

     IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

                                            PREVIOUS GENERAL PARTNER:

                                            APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY

                                            By:     /s/ PETER KOMPANIEZ
                                              ----------------------------------
                                              Name: Peter Kompaniez
                                              Title:  President

                                            GENERAL PARTNER:

                                            AIMCO-GP, INC.

                                            By:     /s/ PETER KOMPANIEZ
                                              ----------------------------------
                                              Name: Peter Kompaniez
                                              Title:  President

                                            SPECIAL LIMITED PARTNER:

                                            AIMCO-LP, INC.

                                            By:     /s/ PETER KOMPANIEZ
                                              ----------------------------------
                                              Name: Peter Kompaniez
                                              Title:  President

                                            LIMITED PARTNERS:

                                            By: AIMCO-GP, INC.,
                                            as attorney-in-fact

                                            By:     /s/ PETER KOMPANIEZ
                                              ----------------------------------
                                              Name: Peter Kompaniez
                                              Title:  President

                             LETTER OF TRANSMITTAL
                TO TENDER UNITS OF LIMITED PARTNERSHIP INTEREST

                                       IN

                               [                ]

                              LIMITED PARTNERSHIP

                              PURSUANT TO AN OFFER
                      DATED [                ] [  ], 1999

                                       BY

                             AIMCO PROPERTIES, L.P.
                             ---------------------
                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON [               ] [  ], 1998, UNLESS EXTENDED.

                             ---------------------

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

           By Mail:                   By Overnight Courier:                 By Hand:
         P.O. Box 2065                  111 Commerce Road               111 Commerce Road
S. Hackensack, N.J. 07606-2065        Carlstadt, N.J. 07072           Carlstadt, N.J. 07072
                                   Attn.: Reorganization Dept.     Attn.: Reorganization Dept.

                                 By Telephone:
                            Toll Free (818) 349-2005
                                       or
                                 (201) 896-1900

                                    By Fax:

                                 (201) 896-0910





--------------------------------------------------------------------------------------------------------------------
                                           DESCRIPTION OF UNITS TENDERED
--------------------------------------------------------------------------------------------------------------------
NAME(S) AND ADDRESS(ES) OF
   REGISTERED HOLDER(S)
 (PLEASE INDICATE CHANGES
            OR                                             NUMBER OF UNITS TENDERED
 CORRECTIONS TO THE NAME,                           (ATTACH ADDITIONAL LIST, IF NECESSARY)
       ADDRESS AND
TAX IDENTIFICATION NUMBER
     PRINTED ABOVE.)
--------------------------------------------------------------------------------------------------------------------
                                                 2. NUMBER         3. NUMBER
                                                 OF UNITS          OF UNITS          4. NUMBER         5. TOTAL
                               1. TOTAL        TENDERED FOR      TENDERED FOR        OF UNITS           NUMBER
                               NUMBER OF         PREFERRED          COMMON         TENDERED FOR        OF UNITS
                              UNITS OWNED        OP UNITS          OP UNITS            CASH            TENDERED
                                  (#)               (#)               (#)               (#)               (#)
                           ----------------------------------------------------------------------------------

                           ----------------------------------------------------------------------------------

                           ----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

     To participate in the offer and receive either cash, Partnership Common Units ("Common OP Units") of AIMCO Properties, L.P. (the "Purchaser") or Class Two Partnership Preferred Units ("Preferred OP Units") of the Purchaser, you must send a duly completed and executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal so that such documents are received by River Oaks Partnership Services, Inc., the Information
Agent, on or prior to [               ] [               ], 1999 (the "Expiration
Date"). THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR OPTION AND RISK AND, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. DELIVERY OF THIS LETTER OF TRANSMITTAL OR ANY OTHER REQUIRED DOCUMENTS TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE VALID DELIVERY.


     FOR INFORMATION OR ASSISTANCE IN CONNECTION WITH THE OFFER OR THE COMPLETION OF THIS LETTER OF TRANSMITTAL, PLEASE CONTACT THE INFORMATION AGENT AT (888) 349-2005 (TOLL FREE) OR (201) 896-1900.

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

                          SPECIAL PAYMENT INSTRUCTIONS
                         (SEE INSTRUCTIONS 2, 4 AND 9)

To be completed ONLY if the consideration for the purchase price of Units accepted for payment is to be issued in the name of someone other than the undersigned.

[ ]  Issue consideration to:

Name:
----------------------------------------
                             (Please type or Print)

Address:
--------------------------------------

------------------------------------------------

------------------------------------------------

------------------------------------------------
                               (Include Zip Code)

------------------------------------------------
                  (Tax Identification or Social Security No.)
                           (See Substitute Form W-9)

                         SPECIAL DELIVERY INSTRUCTIONS
                         (SEE INSTRUCTIONS 2, 4 AND 9)

To be completed ONLY if the consideration for the purchase price of Units accepted for payment is to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

[ ]  Mail consideration to:

Name:
----------------------------------------
                             (Please type or Print)

Address:
--------------------------------------

------------------------------------------------

------------------------------------------------

------------------------------------------------
                               (Include Zip Code)

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:


     The undersigned (the "Limited Partner") hereby acknowledges that he or she has received and reviewed (i) the Apartment Investment and Management Company
and AIMCO Properties, L.P. Prospectus, dated [               ] [     ], 1999, as
supplemented or amended from time to time, (ii) the Purchaser's Prospectus
Supplement, dated [               ] [     ], which describes the exchange offer,
as supplemented or amended from time to time, [and] (iii) this Letter of Transmittal, including the Instructions hereto, as it may be supplemented or amended from time to time (the "Letter of Transmittal")[, and (iv) the Partnerships' Form 10-K[SB] for the year ended December 31, 1997 and Form 10-Q[SB] for the quarter ended September 30, 1998] (all constituting the "Offer").



     Upon the terms and subject to the conditions set forth in the Offer, the undersigned hereby tenders to the Purchaser the units of limited partnership
interest ("Units") in [               ], a [               ] limited partnership
(the "Partnership"), set forth in the box above entitled "Description of Units Tendered" under the column entitled "Total Number of Units Tendered." For each Unit that you tender, you may choose to receive as consideration per Unit (the
"Offer Price") any combination of                Class Two Partnership Preferred
Units, ("Preferred OP Units"),                Partnership Common Units ("Common
OP Units") or $          in cash, reduced in each case for the amount of
distributions, if any, made by the Partnership from the date the Offer commences (the "Offer Date") until the Expiration Date. The number of Units you choose to tender for each type of consideration will be set forth by you in the box above entitled "Description of Units Tendered" under the columns entitled "Number of Units Tendered for Preferred OP Units," "Number of Units Tendered for Common OP Units," and "Number of Units Tendered for Cash." All holders of Units who do not specify which type of consideration they wish to receive will be deemed to have elected to receive Preferred OP Units.



     Subject to and effective upon acceptance for payment of any of the Units tendered hereby in accordance with the terms of the Offer, the undersigned hereby irrevocably sells, assigns, transfers, conveys and delivers to, or upon the order of, the Purchaser all right, title and interest in and to such Units tendered hereby that are accepted for payment pursuant to the Offer, including, without limitation, (i) all of the undersigned's interest in the capital of the Partnership, and the undersigned's interest in all profits, losses and distributions of any kind to which the undersigned shall at any time be entitled in respect of the Units; (ii) all other payments, if any, due or to become due to the undersigned in respect of the Units, under or arising out of the Partnership Agreement, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of the undersigned's claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of the Partnership Agreement or the undersigned's ownership of the Units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of the Partnership; and (iv) all present and future claims, if any, of the undersigned against the Partnership, the other partners of the Partnership, or the general partner and its affiliates, including the Purchaser, under or arising out of the Partnership Agreement, the undersigned's status as a limited partner, or the terms or conditions of the Offer, for monies loaned or advanced, for services rendered, for the management of the Partnership or otherwise.



     The undersigned hereby irrevocably constitutes and appoints the Purchaser and any designees of the Purchaser as the true and lawful agent and attorney-in-fact of the undersigned with respect to such Units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote or act in such manner as any such attorney and proxy or substitute shall, in its sole discretion, deem proper with respect to such Units, to do all such acts and things necessary or expedient to deliver such Units and transfer ownership of such Units on the partnership books maintained by the general partner of the Partnership, together with all accompanying evidence of transfer and authenticity to, or upon the order of, the Purchaser, to sign any and all documents necessary to authorize the transfer of the Units to the Purchaser including, without limitation, the "Transferor's (Seller's) Application for Transfer" created by the National Association of Securities Dealers, Inc., if required, and upon receipt by the Information Agent (as the undersigned's agent) of the offer price, to become a substitute limited partner, to receive any and all distributions made by the Partnership from and after the expiration date of the offer (regardless of the record date for any such distribution), and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. This appointment is effective upon the purchase of the Units by the Purchaser as provided in the Offer. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective).


     In addition to and without limiting the generality of the foregoing, the undersigned hereby irrevocably (i) requests and authorizes (subject to and effective upon acceptance for payment of any Unit tendered hereby) the Partnership and general partner to take any and all actions as may be required to effect the transfer of the undersigned's Units to the Purchaser (or its designee) and to admit the Purchaser as a substitute limited partner in the Partnership under the terms of the Partnership Agreement; (ii) empowers the Purchaser and its agent to execute and deliver to the general partner a change of address form instructing the general partner to send any and all future distributions to the address specified in the form, and to endorse any check payable to or upon the order of such Limited Partner representing a distribution to which the Purchaser is entitled to the terms of the offer, in each case in the name and on behalf of the tendering Limited Partner; and (iii) agrees not to exercise any rights pertaining to the Units without the prior consent of the Purchaser.



     NOTWITHSTANDING ANY PROVISION IN THE PARTNERSHIP AGREEMENT TO THE CONTRARY, THE UNDERSIGNED HEREBY DIRECTS THE GENERAL PARTNER OF THE PARTNERSHIP TO MAKE ALL DISTRIBUTIONS AFTER THE PURCHASER ACCEPTS THE TENDERED UNITS FOR PAYMENT TO THE PURCHASER OR ITS DESIGNEE. Subject to and effective upon acceptance for payment of any Unit tendered hereby, the undersigned hereby requests that the Purchaser be admitted to each Partnership as a substitute limited partner under the terms of its Partnership Agreement. Upon request, the undersigned will execute and deliver additional documents deemed by the Information Agent or the Purchaser to be necessary or desirable to complete the assignment, transfer and purchase of Units tendered hereby and will hold any distributions received from the Partnership after the Expiration Date in trust for the benefit of the Purchaser and, if necessary, will promptly forward to the Purchaser any such distributions immediately upon receipt. The Purchaser reserves the right to transfer or assign, in whole or in part, from time to time, to one or more of its affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering limited partners to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.


     By executing this Letter of Transmittal, the undersigned represents that either (i) the undersigned is not a plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. Section 2510.3-101 of any such plan, or (ii) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code.

     The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in the Offer, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment may be destroyed by the Purchaser (or its agent). EXCEPT AS STATED IN THE OFFER, THIS TENDER IS IRREVOCABLE, PROVIDED THAT UNITS TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE AND, UNLESS ALREADY ACCEPTED FOR PAYMENT AS PROVIDED IN THE OFFER, MAY ALSO BE
WITHDRAWN AT ANY TIME AFTER [               ] [     ], 1999.

     THE UNDERSIGNED HAS BEEN ADVISED THAT THE PURCHASER IS AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP AND THE GENERAL PARTNER OF THE PARTNERSHIP MAKES NO RECOMMENDATION TO THE UNDERSIGNED AS TO WHETHER TO TENDER OR TO REFRAIN FROM TENDERING UNITS IN THE OFFER AND THE UNDERSIGNED HAS MADE HIS OR HER OWN DECISION TO TENDER UNITS.

     The undersigned hereby represents and warrants for the benefit of the Partnership and the Purchaser that the undersigned owns the Units tendered hereby and has full power and authority and has taken all necessary action to validly tender, sell, assign, transfer, convey and deliver the Units tendered hereby and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claims and that the transfer and assignment contemplated herein are in compliance with all applicable laws and regulations.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligations of the undersigned shall be binding upon the heirs, personal representatives, trustees in bankruptcy, legal representatives, and successors and assigns of the undersigned.


     The undersigned, if he is accepting the Offer for OP Units, hereby acknowledges that he has reviewed the Third Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") attached as Appendix B to the Prospectus, and hereby accepts admission to the Purchaser as an Additional Limited Partner and agrees to be bound by all of the provisions of the Partnership Agreement, which is incorporated herein by reference, including, without limitation, the power of attorney set forth in Section 2.4 of the Partnership Agreement.

                                 SIGNATURE BOX
                              (SEE INSTRUCTION 2)

     Please sign exactly as your name is printed on the front of this Letter of Transmittal. For joint owners, each joint owner must sign. (See Instruction 2).

     TRUSTEES, EXECUTORS, ADMINISTRATORS, GUARDIANS, ATTORNEYS-IN-FACT, OFFICERS OF A CORPORATION OR OTHER PERSONS ACTING IN A FIDUCIARY OR REPRESENTATIVE CAPACITY, PLEASE COMPLETE THIS BOX AND SEE INSTRUCTION 2.

     The signatory hereto hereby tenders the Units indicated in this Letter of Transmittal to the Purchaser pursuant to the terms of the Offers, and certifies under penalties of perjury that the statements in Box A, Box B and, if applicable, Box C are true.

X
--------------------------------------------------------------------------------
                              (SIGNATURE OF OWNER)

X
--------------------------------------------------------------------------------
                           (SIGNATURE OF JOINT OWNER)

Name and Capacity (if other than individuals):
                                              ----------------------------------

                                     Title:
--------------------------------------------------------------------------------


                                    Address:


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
(CITY)                         (STATE)                         (ZIP)

Area Code and Telephone No. (Day):
                                  ----------------------------------------------

(Evening):
          ----------------------------------------------------------------------

                              SIGNATURE GUARANTEE
                                 (IF REQUIRED)
                              (SEE INSTRUCTION 2)

Name and Address of Eligible Institution:
                                         ---------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Authorized Signature: X
                      ----------------------------------------------------------

Name:
     ---------------------------------------------------------------------------

Title:
---------------------------------------    Date:                         , 1999
                                                -------------------------

                               TAX CERTIFICATIONS
                              (SEE INSTRUCTION 4)

     By signing the Letter of Transmittal in the Signature Box, the Limited Partner certifies as true under penalty of perjury, the representations in Boxes A, B and C below. Please refer to the attached Instructions for completing this Letter of Transmittal and Boxes A, B and C below.

                                     BOX A
                              SUBSTITUTE FORM W-9
                          (SEE INSTRUCTION 4 -- BOX A)

     The Limited Partner hereby certifies the following to the Purchaser under penalties of perjury:

     (i) The Taxpayer Identification No. ("TIN") printed (or corrected) on the front of this Letter of Transmittal is the correct TIN of the Limited Partner, unless the Units are held in an Individual Retirement Account (IRA); or if this box [ ] is checked, the Limited Partner has applied for a TIN. If the Limited Partner has applied for a TIN, a TIN has not been issued to the Limited Partner, and either (a) the Limited Partner has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Limited Partner intends to mail or deliver an application in the near future (it being understood that if the Limited Partner does not provide a TIN to the Purchaser, 31% of all reportable payments made to the Limited Partner will be withheld); and

     (ii) Unless this box [ ] is checked, the Limited Partner is not subject to backup withholding either because the Limited Partner: (a) is exempt from backup withholding; (b) has not been notified by the IRS that the Limited Partner is subject to backup withholding as a result of a failure to report all interest or dividends; or (c) has been notified by the IRS that such Limited Partner is no longer subject to backup withholding.

Note: Place an "X" in the box in (ii) above, only if you are unable to certify that the Limited Partner is not subject to backup withholding.

                                     BOX B
                                FIRPTA AFFIDAVIT
                          (SEE INSTRUCTION 4 -- BOX B)

     Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchaser that no withholding is required with respect to the Limited Partner's Units in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:

     (i) Unless this box [ ] is checked, the Limited Partner, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations);

     (ii) The Limited Partner's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correct as furnished in the blank provided for that purpose on the front of the Letter of Transmittal;

     (iii) The Limited Partner's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal.

     The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

                          (SEE BOX C ON REVERSE SIDE)

                                     BOX C
                              SUBSTITUTE FORM W-8
                          (SEE INSTRUCTION 4 -- BOX C)

     By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Limited Partner is an "exempt foreign person" for purposes of the Backup Withholding rules under the U.S. Federal income tax laws, because the Limited Partner has the following characteristics:

     (i) Is a nonresident alien individual or a foreign corporation, partnership, estate or trust;

     (ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and

     (iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

                                  INSTRUCTIONS
                      FOR COMPLETING LETTER OF TRANSMITTAL


  1. REQUIREMENTS OF TENDER. To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) and any other required documents must be received by the Information Agent at one of its addresses (or its facsimile number) set forth herein before 5:00 p.m., New York City Time, on
     [               ] [  ], 1999, unless extended. To ensure receipt of the
     Letter of Transmittal and any other required documents, it is suggested that you use overnight courier delivery or, if the Letter of Transmittal and any other required documents are to be delivered by United States mail, that you use certified or registered mail, return receipt requested. WHERE NO DEFINITIVE INDICATION IS MARKED IN THE BOX ENTITLED "DESCRIPTION OF UNITS TENDERED" UNDER THE COLUMNS ENTITLED "NUMBER OF UNITS TENDERED FOR PREFERRED OP UNITS," "NUMBER OF UNITS TENDERED FOR COMMON OP UNITS," AND "NUMBER OF UNITS TENDERED FOR CASH," LETTERS OF TRANSMITTAL THAT HAVE BEEN DULY EXECUTED SHALL BE DEEMED TO HAVE TENDERED ALL UNITS FOR PREFERRED OP UNITS PURSUANT TO THE OFFER.


     WHEN TENDERING BY FACSIMILE, PLEASE TRANSMIT ALL PAGES OF THE LETTER OF TRANSMITTAL, INCLUDING TAX CERTIFICATIONS (BOXES A, B AND C).

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING LIMITED PARTNER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  2.SIGNATURE REQUIREMENTS.

    INDIVIDUAL AND JOINT OWNERS -- After carefully reading and completing the Letter of Transmittal, to tender Units, Limited Partners must sign at the "X" in the Signature Box of the Letter of Transmittal. The signature(s) must correspond exactly with the names printed (or corrected) on the front of the Letter of Transmittal. If the Letter of Transmittal is signed by the Limited Partner (or beneficial owner in the case of an IRA), no signature guarantee on the Letter of Transmittal is required. If any tendered Units are registered in the names of two or more joint owners, all such owners must sign this Letter of Transmittal.

    IRA'S/ELIGIBLE INSTITUTIONS -- For Units held in an IRA account, the beneficial owner should sign in the Signature Box and no signature guarantee is required. Similarly, if Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required.

    TRUSTEES, CORPORATIONS, PARTNERSHIPS AND FIDUCIARIES -- Trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation, authorized partners of a partnership or other persons acting in a fiduciary or representative capacity must sign at the "X" in the Signature Box and have their signatures guaranteed by an Eligible Institution by completing the signature guarantee set forth in the Signature Box of the Letter of Transmittal. If the Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of a corporation, authorized partners of a partnership or others acting in a fiduciary or representative capacity, such persons should, in addition to having their signatures guaranteed, indicate their title in the Signature Box and must submit proper evidence satisfactory to the Purchaser of their authority to so act (see Instruction 3 below).

  3. DOCUMENTATION REQUIREMENTS. In addition to the information required to be completed on the Letter of Transmittal, additional documentation may be required by the Purchaser under certain circumstances including, but not limited to, those listed below. Questions on documentation should be directed to the Information Agent at its telephone number set forth herein.

     DECEASED OWNER (JOINT TENANT) -- Copy of death certificate.
     DECEASED OWNER (OTHERS) -- Copy of death certificate (see also Executor/Administrator/Guardian below).

     EXECUTOR/ADMINISTRATOR/GUARDIAN -- Copy of court appointment documents for executor or administrator; and (a) a copy of applicable provisions of the will (title page, executor(s)' powers, asset distribution); or (b) estate distribution documents.
     ATTORNEY-IN-FACT -- Current power of attorney.
     CORPORATION/PARTNERSHIP -- Corporate resolution(s) or other evidence of authority to act. Partnership should furnish copy of the partnership agreement.
     TRUST/PENSION PLANS -- Unless the trustee(s) are named in the registration, a copy of the cover page of the trust or pension plan, along with a copy of the section(s) setting forth names and powers of trustee(s) and any amendments to such sections or appointment of successor trustee(s).

  4. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If consideration is to be issued in the name of a person other than the person signing the Signature Box of the Letter of Transmittal or if consideration is to be sent to someone other than such signer or to an address other than that set forth on the Letter of Transmittal in the box entitled "Description of Units Tendered," the appropriate boxes on the Letter of Transmittal should be completed.


  5. TAX CERTIFICATIONS. The Limited Partner(s) tendering Units to the Purchaser pursuant to the Offer must furnish the Purchaser with the Limited Partner's taxpayer identification number ("TIN") and certify as true, under penalties of perjury, the representations in Box A, Box B and, if applicable, Box C. By signing the Signature Box, the Limited Partner(s) certifies that the TIN as printed (or corrected) on this Letter of Transmittal in the box entitled "Description of Units Tendered" and the representations made in Box A, Box B and, if applicable, Box C, are correct. See attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for guidance in determining the proper TIN to give the Purchaser.


     U.S. PERSONS. A limited partner that is a U.S. citizen or a resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively, "U.S. Persons"), as those terms are defined in the Code, should follow the instructions below with respect to certifying Box A and Box B.

     BOX A -- SUBSTITUTE FORM W-9.

     Part (i), Taxpayer Identification Number -- Tendering limited partners must certify to the Purchaser that the TIN as printed (or corrected) on this Letter of Transmittal in the box entitled "Description of Units Tendered" is correct. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service (the "IRS"), in addition to the limited partner being subject to backup withholding.

     Part (ii), Backup Withholding -- In order to avoid 31% Federal income tax backup withholding, the tendering limited partner must certify, under penalties of perjury, that such limited partner is not subject to backup withholding. Certain limited partners (including, among others, all corporations and certain exempt non-profit organizations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS. DO NOT CHECK THE BOX IN BOX A, PART (II), UNLESS YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING.

     When determining the TIN to be furnished, please refer to the following as a guide:

     Individual accounts -- should reflect owner's TIN.
     Joint accounts -- should reflect the TIN of the owner whose name appears first.
     Trust accounts -- should reflect the TIN assigned to the trust.
     IRA custodial accounts -- should reflect the TIN of the custodian (not necessary to provide). Custodial accounts for the benefit of minors -- should reflect the TIN of the minor. Corporations, partnership or other business entities -- should reflect the TIN assigned to that entity.

     By signing the Signature Box, the limited partner(s) certifies that the TIN as printed (or corrected) on the front of the Letter of Transmittal is correct.

     BOX B -- FIRPTA AFFIDAVIT -- Section 1445 of the Code requires that each limited partner transferring interests in a partnership with real estate assets meeting certain criteria certify under penalty of perjury the representations made in Box B, or be subject to withholding of tax equal to 10% of the purchase price for interests purchased. Tax withheld under Section 1445 of the Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS. PART (I) SHOULD BE CHECKED ONLY IF THE TENDERING LIMITED PARTNER IS NOT A U.S. PERSON, AS DESCRIBED THEREIN.


     BOX C -- FOREIGN PERSONS -- In order for a tendering Limited Partner who is a Foreign Person (i.e., not a U.S. Person, as defined above) to qualify as exempt from 31% backup withholding, such foreign Limited Partner must certify, under penalties of perjury, the statement in Box C of this Letter of Transmittal, attesting to that Foreign Person's status by checking the box preceding such statement. UNLESS THE BOX IS CHECKED, SUCH LIMITED PARTNER WILL BE SUBJECT TO 31% WITHHOLDING OF TAX.


  6. CONDITIONAL TENDERS. No alternative, conditional or contingent tenders will be accepted.

  7. VALIDITY OF LETTER OF TRANSMITTAL. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of a Letter of Transmittal and other required documents will be determined by the Purchaser and such determination will be final and binding. The Purchaser's interpretation of the terms and conditions of the Offer (including these Instructions for this Letter of Transmittal) will be final and binding. The Purchaser will have the right to waive any irregularities or conditions as to the manner of tendering. Any irregularities in connection with tenders, unless waived, must be cured within such time as the Purchaser shall determine. This Letter of Transmittal will not be valid until any irregularities have been cured or waived. Neither the Purchaser nor the Information Agent are under any duty to give notification of defects in a Letter of Transmittal and will incur no liability for failure to give such notification.

  8. ASSIGNEE STATUS. Assignees must provide documentation to the Information Agent which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee.

  9. TRANSFER TAXES. The amount of any transfer taxes (whether imposed on the registered holder or any person other than the person signing the Letter of Transmittal) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

 10. MINIMUM TENDERS. A limited partner may tender any or all of his, her or its Units; provided, however, that because of restrictions in the Partnership's Limited Partnership Agreement, a partial tender of Units must be for a minimum of [five] Units (other than limited partners who hold Units in an Individual Retirement Account or Keogh Plan). Tenders of fractional Units will be permitted only by a limited partner who is tendering all Units owned by that limited partner.]


 11. CONDITIONAL TENDERS. No alternative, conditional or contingent tenders will be accepted.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE
PAYER. -- Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.
---------------------------------------------------------
                       ---------------------------------------------------------

    FOR THIS TYPE OF ACCOUNT:             GIVE THE
                                          TAXPAYER
                                       IDENTIFICATION
                                        NUMBER OF --
---------------------------------------------------------
        FOR THIS TYPE OF ACCOUNT:  GIVE THE
                                   TAXPAYER
                                   IDENTIFICATION
                                   NUMBER OF --
---------------------------------------------------------
 1.  An individual account         The individual
 2.  Two or more individuals       The actual owner of
     (joint account)               the account or, if
                                   combined funds, the
                                   first individual on
                                   the account
 3.  Husband and wife (joint       The actual owner of
     account)                      the account or, if
                                   joint funds, either
                                   person
 4.  Custodian account of a minor  The minor(2)
     (Uniform Gift to Minors Act)
 5.  Adult and minor (joint        The adult or, if the
     account)                      minor is the only
                                   contributor, the
                                   minor(1)
 6.  Account in the name of        The ward, minor, or
     guardian or committee for a   incompetent person(3)
     designated ward, minor, or
     incompetent person(3)
 7.  a The usual revocable         The grantor trustee(1)
       savings trust account
       (grantor is also trustee)
     b So-called trust account     The actual owner(1)
       that is not a legal or
       valid trust under state
       law
 8.  Sole proprietorship account   The owner(4)
 9.  A valid trust, estate or      The legal entity (Do
     pension trust                 not furnish the
                                   identifying number of
                                   the personal
                                   representative or
                                   trustee unless the
                                   legal entity itself is
                                   not designated in the
                                   account title.)(5)
10.  Corporate account             The corporation
11.  Religious, charitable, or     The organization
     educational organization
     account
12.  Partnership account held in   The partnership
     the name of the business
13.  Association, club, or other   The organization
     tax-exempt organization
14.  A broker or registered        The broker or nominee
     nominee
15.  Account with the Department   The public entity
     of Agriculture in the name
     of a public entity (such as
     a State or local government,
     school district, or prison)
     that receives agricultural
     program payments

---------------------------------------------------------
                       ---------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's or incompetent person's name and furnish such person's social security number or employer identification number.
(4) Show your individual name. You may also enter your business name. You may use your social security number or employer identification number.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE:If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

                                     PAGE 2

OBTAINING A NUMBER

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

 - A corporation.

 - A financial institution.

 - An organization exempt from tax under section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan.

 - The United States or any agency or instrumentality thereof.

 - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

 - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

 - An international organization or any agency, or instrumentality thereof.

 - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

 - A real estate investment trust.

 - A common trust fund operated by a bank under section 584(a) of the Code.

 - An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

 - An entity registered at all times under the Investment Company Act of 1940.

 - A foreign central bank of issue.

 - A futures commission merchant registered with the Commodity Futures Trading Commission.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

 - Payments to nonresident aliens subject to withholding under section 1441 of the Code.

 - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

 - Payments of patronage dividends where the amount received is not paid in money.

 - Payments made by certain foreign organizations.

 - Payments made to an appropriate nominee.

 - Section 404(k) payments made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

 - Payments of interest on obligations issued by individuals.

 Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

 - Payments of tax-exempt interest (including exempt interest dividends under section 852 of the Code).

 - Payments described in section 6049(b)(5) to nonresident aliens.

 - Payments on tax-free covenant bonds under section 1451 of the Code.

 - Payments made by certain foreign organizations.

 - Payments of mortgage interest to you.

 - Payments made to an appropriate nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM. IF YOU ARE A NONRESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYER A COMPLETED INTERNAL REVENUE FORM W-8 (CERTIFICATE OF FOREIGN STATUS).

Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(A), 6045, and 6050A.

PRIVACY ACT NOTICE. -- Section 6109 requires most recipients of dividend, interest, or other payments to give correct taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file a tax return. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a correct taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. -- If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. -- If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. -- Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

                  FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
                   CONSULTANT OR THE INTERNAL REVENUE SERVICE

                    The Information Agent for the offer is:

                     River Oaks Partnership Services, Inc.

                                    By Mail:
                                 P.O. Box 2065
                         S. Hackensack, N.J. 07606-2065

                             By Overnight Courier:
                               111 Commerce Road
                             Carlstadt, N.J. 07072
                          Attn.: Reorganization Dept.

                                    By Hand:
                               111 Commerce Road
                             Carlstadt, N.J. 07072
                          Attn.: Reorganization Dept.

                                 By Telephone:
                            Toll Free (818) 349-2005
                                       or
                                 (201) 896-1900

                                    By Fax:

                                 (201) 896-0910

                     [LETTERHEAD OF AIMCO PROPERTIES, L.P.]


                                                                  March   , 1999


Dear Limited Partner:

     We are offering to acquire your units of limited partnership interest in
               . Our offer presents you with the following four options, which you are free to accept or reject in any combination you like:


          1. You may tender each of your units in exchange for      of our 8.0%
     Class Two Partnership Preferred Units. Generally, this exchange may be made without recognizing any taxable gain on your units. After one year, you may redeem your Partnership Preferred Units for cash or, at our option, Class A Common Stock of Apartment Investment and Management Company, ("AIMCO"). After two years, you may redeem your Partnership Preferred Units for cash or, at our option, Class I Preferred Stock or Class A Common Stock of AIMCO. AIMCO is a real estate investment trust. We are the partnership through which AIMCO conducts substantially all of its operations. The Class A Common Stock is listed, and the Class I Preferred Stock is expected to be listed, on the New York Stock Exchange.


          2. You may tender each of your units in exchange for      of our
     Partnership Common Units. Generally, this exchange may also be made without recognizing any taxable gain on your units. After one year, you may redeem your Common Units for cash or, at our option, shares of Class A Common Stock of AIMCO.

          3. You may tender each of your units in exchange for $          in
     cash, in which case you may recognize a gain or loss for federal income tax purposes.

          4. You may retain any or all of your units. If you choose to retain any or all of your units, your rights as a holder of units will remain unchanged. You will continue to participate in gains and losses of your partnership, and you will receive distributions, if any, payable in respect of your units.


     We are offering to acquire no more than % of all outstanding units in your partnership. Our offer is not subject to any minimum number of units being tendered. You will not be required to pay any commissions or fees in connection with any disposition of your units pursuant to our offer. Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     There are advantages and disadvantages to you of accepting or declining our offer. The terms of the offer are more fully described in the enclosed materials. These documents describe the material risks and opportunities associated with the offer, including certain tax considerations. Please review these documents carefully. The general partner of your partnership, which is an affiliate of ours, has substantial conflicts of interest with respect to the offer. Accordingly, the general partner of your partnership makes no recommendation to you as to whether you should tender or refrain from tendering your units in the offer. We have retained Robert A. Stanger & Co. to render an opinion as to the fairness of the offer consideration from a financial point of view. A copy of such opinion is enclosed as Appendix A to the enclosed Prospectus Supplement.


     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed letter of transmittal in accordance with the enclosed instructions and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the enclosed Prospectus Supplement. The offer
will expire at 5:00 p.m. New York City time on                1999, unless
extended. If you have questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.


                                            Very truly yours,

                                            AIMCO PROPERTIES, L.P.

                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                            Baywood Apartments, Ltd.

                        in exchange for your choice of:

          1,732.75 of our 8.0% Class Two Partnership Preferred Units;


                  1,119.50 of our Partnership Common Units; or


                                $43,313 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $43,313 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Baywood
    Partners, Ltd. ............................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-47
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58

                                                  PAGE
                                                  -----
  Proration....................................    S-59
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Angeles Properties, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF UNITS. We estimate your property to be worth $6,043,000, less approximately $354,355 of deferred maintenance and investment. It is possible, that the sale of the property could result in you receiving more per unit than in our offer.

     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2015 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $3,465.50 per year on the number of Preferred OP Units, or distributions of $2,798.75 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $4,640.63 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $3,955,517 of balloon payments due on its mortgage debt in October 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October, 2003 and require balloon payments of $3,955,517. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $4,640.63 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,466 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $4,640.63 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,798.75 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:


     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the

       Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.80% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $  634,000
Capitalization rate.........................................       10.50%
                                                              ----------
Gross valuation of partnership properties...................  $6,043,000
Plus: Cash and cash equivalents.............................     222,672
Plus: Other partnership assets, net of security deposits....     252,211
Less: Mortgage debt, including accrued interest.............  (4,546,079)
Less: Accounts payable and accrued expenses.................     (20,195)
Less: Other liabilities.....................................     (58,695)
                                                              ----------
Partnership valuation before taxes and certain costs........   1,892,914
Less: Disposition fees......................................           0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................    (354,355)
Less: Closing costs.........................................    (151,075)
                                                              ----------
Estimates net valuation of your partnership.................   1,387,484
Percentage of estimated net valuation allocated to holders
  of units..................................................       99.89%
                                                              ----------
Estimated net valuation of units............................   1,386,001
          Total number of units.............................        32.0
                                                              ----------
Estimated valuation per unit................................      43,313
                                                              ==========
Cash consideration per unit.................................  $   43,313
                                                              ==========


---------------


(1) See "Valuation of Units" for a determination of the estimated gross valuation for the property and a more detailed explanation of the calculation of the offer price.



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $43,313 by the $25 liquidation preference of each Preferred OP Unit to get 1,732.75 Preferred OP Units per unit.

     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $43,313 by a price of $38.69 to get 1,119.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................   $ 43,313
Partnership Preferred Units.................................   $ 43,313
Partnership Common Units....................................   $ 43,313
Alternatives:

  Prices on secondary market................................   Not available
  Estimated liquidation proceeds............................   $ 43,313
  Estimated going concern value.............................   $ 35,701
  Alternative going concern value(1)........................   $ 38,501
  Net book value (deficit)..................................   $(61,711)


---------------


(1) Assumes sale of property when a balloon payment is due instead of refinancing the mortgage.

STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Baywood Apartments, Ltd. is an Alabama limited partnership which was formed on January 1, 1979 for the purpose of owning and operating an apartment property located in Gretna, Louisiana, known as "Baywood Apartments." Baywood Apartments consists of 226 units and was built in 1974. Your partnership has no employees. As of December 31, 1998, there were 32 units of limited partnership interest issued and outstanding, which were held of record by 35 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $1,984,000 of limited partnership units in 1979. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $17,010.50 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate in December, 2015, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $4,326,434, payable to FNMA, which bears interest at the rate of 7.83%. The mortgage debt is due in October, 2003. Your partnership also has a second mortgage note outstanding of $142,290, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,732.75 of our Class Two Partnership Preferred Units;



     - 1,119.50 of our Partnership Common Units; or



     - $43,313 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 32 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,732.75 Preferred OP Units, 1,119.50 Common OP Units, or $43,313 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $43,313 in cash, 1,732.75 Preferred OP Units or 1,119.50 Common OP Units. Both your units and the

OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $43,313.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner of your partnership receives an annual management fee equal to 5% of the Net Cash Flow (as defined in your partnership's agreement of limited partnership) from your partnership and may receive reimbursement for expenses generated in its capacity as general partner. The property manager received management fees of $64,690 in 1996, $65,846 in 1997 and $65,374 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure of the manager of your partnership property.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $346,504 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

           SUMMARY FINANCIAL INFORMATION OF BAYWOOD APARTMENTS, LTD.



     The summary financial information of Baywood Apartments, Ltd. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Baywood Partners, Ltd. for the years ended December 31, 1997 and 1996, 1995 and 1994 is based on historical information, for which 1997 has been audited. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                            BAYWOOD APARTMENTS, LTD.



                                        FOR THE NINE
                                           MONTHS
                                            ENDED
                                        SEPTEMBER 30,                     FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------   --------------------------------------------------------------
                                       1998       1997        1997         1996         1995         1994         1993
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA:
  Total Revenues...................  $989,491   $996,931   $1,328,833   $1,325,546   $1,297,874   $1,237,530   $1,200,446
  Net Income/(Loss)................    20,870     63,563       32,377       40,048      109,250      (26,291)      14,750
  Net Income (Loss) per limited
    partnership unit...............       646      1,966        1,002        1,239        3,380         (813)         456
  Distributions per limited
    partnership unit...............     5,041      3,338        3,000        1,558        7,812           --           --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital).......................



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $   288,500   $   418,976   $   419,804   $   476,395   $   452,632   $   604,724   $   442,664
  Real Estate, Net of
    Accumulated Depreciation...    1,488,553     1,547,195     1,554,033     1,624,314     1,651,705     1,610,346     1,616,291
  Total Assets.................    2,137,833     2,355,131     2,304,336     2,440,110     2,515,628     2,766,341     2,738,392
  Notes Payable................    4,429,284     4,475,971     4,469,935     4,518,594     4,563,624     4,605,295     4,644,184
General Partners' Capital/
  (Deficit)....................      (24,042)      (12,252)      (22,622)      (21,976)      (21,873)      (20,440)      (20,177)
Limited Partners' Capital/
  (Deficit)....................   (2,380,204)   (2,202,908)   (2,239,567)   (2,175,620)   (2,165,419)   (2,023,589)   (1,997,561)
Partners' Capital/(Deficit)....   (2,404,245)   (2,225,160)   (2,262,189)   (2,197,596)   (2,187,292)   (2,044,029)   (2,017,738)
Total Distributions............      162,927       107,892        96,970        50,352       252,313            --            --
Book value per limited
  partnership unit.............      (75,133)      (69,536)      (70,693)      (66,875)      (68,353)      (63,876)      (63,054)
Net increase (decrease) in cash
  and cash equivalents.........     (131,304)      (57,419)      (56,591)       23,763      (152,092)      162,060       442,664
Net cash provided by operating
  activities...................      182,384       186,291
Ratio of earnings to fixed
  charges......................       1.07/1        1.30/1        1.08/1        1.10/1        1.28/1        0.93/1        1.04/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO         BAYWOOD
                                                               OPERATING     APARTMENTS,
                                                              PARTNERSHIP        LTD.
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,798.75        $4,688
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $   3,466        $4,688

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth 6,043,000, less approximately 354,355 of deferred maintenance and investment. It is possible that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2015 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $3,466 per year on the number of Preferred OP Units, or distributions of $2,798.75 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $4,688 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time.The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $3,955,517 of balloon payments due on its mortgage debt in October, 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.00% interest, consisting of a 0.00% limited partnership interest and a 1.00% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal balance of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October, 2003 and require balloon payments totaling $3,955,517. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2003 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units.

A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require an affirmative vote by holders of a majority of the outstanding limited partnership units. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $4,640.63 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,465.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $4,640.63 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,798.75 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.80% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $634,470             10.50%         $6,043,000
                                                                                    ----------


---------------


     (1) The total net operating income is equal to total revenues of $1,304,865, less total expenses of $602,595 and recurring replacement costs of $67,800.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $1,387,484. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99.89% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.





Net operating income........................................  $   634,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership properties...................    6,043,000
Plus: Cash and cash equivalents.............................      222,672
Plus: Other partnership assets, net of security deposits....      252,211
Less: Mortgage debt, including accrued interest.............   (4,546,079)
Less: Accounts payable and accrued expenses.................      (20,195)
Less: Other liabilities.....................................      (58,695)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,892,914
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (354,355)
Less: Closing costs.........................................     (151,075)
                                                              -----------
Estimated net valuation of your partnership.................    1,387,484
Percentage of estimated net valuation allocated to holders
  of units..................................................       99.89%
                                                              -----------
Estimated net valuation of units............................  $ 1,386,001
          Total number of units.............................         32.0
                                                              -----------
Estimated valuation per unit................................  $    43,313
                                                              ===========
Cash consideration per unit.................................  $    43,313
                                                              ===========

     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $43,313 by the $25 liquidation preference of each Preferred OP Unit to get 1,732.75 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $43,313 by a price of $38.69 to get 1,119.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $1,386,001 or .24% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $80,328 for the nine months ended September 30, 1997 to $20,870 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."

        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $43,313, based on a total estimated value of your partnership's property of $6,043,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $3,465.50 per year on the number of Preferred OP Units, or distributions of $2,798.75 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $4,640.63. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO

Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                --------
Cash offer price............................................    $ 43,313
Partnership preferred units.................................      43,313(1)
Partnership common units....................................      43,313(1)
Alternatives:

  Prices on secondary market................................    Not available
  Estimated liquidation proceeds............................    $ 43,313
  Estimated going concern value.............................    $ 35,701
  Net book value (deficit)..................................    $(61,711)
  Alternative going concern value...........................    $ 38,501(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when a balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $35,701 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in October 2003. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $38,501 is based on selling the property when the balloon payment is due. For the reason set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book (deficit) per unit is only ($61,711) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.

  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
  Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $34,199 per unit, going concern value of $32,617 per unit and liquidation value of $29,707 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(9,114), $(10,696) and $(13,606). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 99.89% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                               BAYWOOD
                                                              APARTMENTS
                                                              ----------
Total Revenues..............................................  $1,430,058
Operating Expenses..........................................    (638,157)
Replacement Reserves -- Net.................................    (261,155)
Debt Service................................................    (414,617)
Capital Expenditures........................................     (26,700)
                                                              ----------
          Net Cash Flow.....................................  $   89,429
                                                              ==========

     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $354,355. Stanger observed that your partnership liquidation value of $1,387,484 was allocated 99.89% to the limited partnership divided by the total units outstanding of 32 to provide the liquidation value per unit of $43,313.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $634,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $30,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 32 to achieve management's estimate of going concern value of $35,701 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $43,313 per unit is equal to management's estimate of liquidation value, and reflects a 21.3% premium to management's estimate of going concern value. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 11.0%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (approximately 13% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $34,199, $32,617 and $29,707 representing premiums (discounts) to the offer price of (21%), (25%) and (31%). See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

                                YOUR PARTNERSHIP


GENERAL



     Baywood Apartments, Ltd., is an Alabama limited partnership which completed a private offering in 1979. Insignia acquired the general partner of your partnership in November, 1992. AIMCO acquired Insignia in October 1998. There are currently a total of 35 limited partners of your partnership and a total of 32 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on January 1, 1979 for the purpose of owning an apartment property located in Gretna, Louisiana, known as "Baywood Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1971 and consists of 226 apartment units. There are 104 one-bedroom apartments, 76 two-bedroom apartments and 46 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 91.20% in 1998, 92.62% in 1997 and 96.02% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $354,355 and are intended to be paid for out of cash flow or borrowings. Renovation items include gutters and downspouts, heating, ventilation and air conditioning systems, plumbing, siding/trim/facia/soffits, sidewalks, landscaping and irrigation, drainage, and pool.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $463    $462    $453    $413    $417



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $48,261 of $453,790 of assessed valuation with a current yearly tax rate of 10.64%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 10.85% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2015 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 91% and $466, respectively, at December 31, 1998, compared to 91% and $463, respectively, at December 31, 1997. In particular, the general partner noted that it expects to spend approximately $354,355 for capital improvements at the property in 1999 to repair and update the property's siding and trim, landscaping, irrigation, drainage, plumbing and pool. Although there can be no assurance as to future performance, however, these expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."

BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $4,326,434, payable to FNMA, which bears interest at a rate of 7.83%. The mortgage debt is due in October, 2003. Your partnership also has a second mortgage note outstanding of $142,290, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,984,000 of limited partnership units in 1979 for $62,000 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December , 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Your partnership's agreement of limited partnership does not limit the liability of the general partner to the partnership or the limited partners for any act performed in its capacity as the general partner. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Under your partnership's agreement of limited partnership, your partnership will indemnify and save harmless the general partner of your partnership, its officers, directors, employees, affiliates, designees and nominees from any loss or damage, including legal fees and expenses and amounts paid in settlement, incurred by any of them on behalf of your partnership or in furtherance of your partnership's interest, provided that the general partner or other person sued will not be entitled to indemnification for losses sustained by reason of its negligence, gross negligence, willful misconduct or breach of fiduciary obligations. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.

     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partner of your partnership or any other indemnified person.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $62,000.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1994..................................  $     0         $    0                 $0             $      0
1995..................................    7,891          2,525                  0               62,497
1996..................................    1,574            504                  0               12,462
1997..................................    3,030            970                  0               24,000
1998..................................    4,688          1,500                  0               37,125
                                        -------         ------                 --             --------
Total.................................  $17,183         $5,499                 $0             $136,084
                                        =======         ======                 ==             ========


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.00% interest in your partnership as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................   $   25,620
1995........................................................   $   41,259
1996........................................................   $   51,614
1997........................................................   $   33,198
1998........................................................   $   28,071



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                 FEES
                            ----                              ----------
1995........................................................  $   64,085
1996........................................................  $   64,690
1997........................................................  $   65,846
1998........................................................  $   65,374



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                            BAYWOOD APARTMENTS, LTD.



                                                                   BAYWOOD APARTMENTS, LTD.
                                -----------------------------------------------------------------------------------------------
                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                SELECTED FINANCIAL INFORMATION
Cash and Cash Equivalents.....  $   288,500   $   418,976   $   419,804   $   476,395   $   452,632   $   604,724   $   442,664
Land & Building...............    5,031,555     4,854,199     4,910,869     4,750,428     4,565,005     4,336,146     4,192,102
Accumulated Depreciation......   (3,543,002)   (3,307,004)   (3,356,836)   (3,126,094)   (2,913,300)   (2,725,800)   (2,575,811)
Other Assets..................      360,780       388,960       330,499       339,381       411,291       551,271       679,437
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 2,137,833   $ 2,355,131   $ 2,304,336   $ 2,440,110   $ 2,515,628   $ 2,766,341   $ 2,738,392
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 4,429,284   $ 4,475,971   $ 4,469,935   $ 4,518,594   $ 4,563,624   $ 4,605,295   $ 4,644,184
Other Liabilities.............      112,795       104,320        96,590       119,112       139,296       205,075       111,946
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 4,542,079   $ 4,580,291   $ 4,566,525   $ 4,637,706   $ 4,702,920   $ 4,810,370   $ 4,756,130
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Partners Deficit..............  $(2,404,246)  $(2,225,160)  $(2,262,189)  $(2,197,596)  $(2,187,292)  $(2,044,029)  $(2,017,738)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                   BAYWOOD APARTMENTS, LTD.
                                -----------------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED                                     FOR THE YEAR ENDED
                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Rental Revenue................  $   942,511   $   944,228   $ 1,256,240   $ 1,253,668   $ 1,227,468   $ 1,121,158   $ 1,130,064
Other Income..................       46,980        52,703        72,593        71,878        70,406       116,372        70,382
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Revenue.........  $   989,491   $   996,931   $ 1,328,833   $ 1,325,546   $ 1,297,874   $ 1,237,530   $ 1,200,446
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Expenses............  $   428,044   $   419,825   $   593,179   $   590,698   $   519,148   $   627,459   $   464,102
General & Administrative......       44,714        20,806        36,996        50,012        42,841        47,220       136,090
Depreciation..................      175,590       170,334       230,742       212,794       187,499       160,566       148,817
Interest Expense..............      282,597       285,105       386,668       389,778       394,004       383,204       387,540
Property Taxes................       37,676        37,298        48,871        42,216        45,132        45,372        49,147
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Expenses........  $   968,621   $   933,368   $ 1,296,456   $ 1,285,498   $ 1,188,624   $ 1,263,821   $ 1,185,696
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (loss) before
  extraordinary items.........  $    20,870   $    63,563   $    32,377   $    40,048   $   109,250   $   (26,291)  $    14,750
Extraordinary Items...........           --            --            --            --            --            --            --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss).............  $    20,870   $    63,563   $    32,377   $    40,048   $   109,250   $   (26,291)  $    14,750
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net Income per limited
  partnership unit............  $       646   $     1,966   $     1,002   $     1,239   $     3,380   $      (813)  $       456
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Distributions per limited
  partnership unit............  $     5,041   $     3,338   $     3,000   $     1,558   $     7,812   $        --   $        --
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of your partnership should be read in conjunction with the audited financial statements of your partnership included herein.



RESULTS OF OPERATIONS


  Comparison of the Nine Months Ended September 30,1998 to the Nine Months Ended September 30, 1997

     NET INCOME


     Your partnership recognized net income of $20,870 for the nine months ended September 30, 1998, compared to $63,563 for the nine months ended September 30, 1997. The decrease in net income of $42,693, or 67.20% is due to a decrease in rental revenues and an increase in operating and interest expenses. These factors are discussed in more detail in the following paragraphs.


     REVENUES

     Rental and other property revenues from the partnership's property totaled $989,491 for the nine months ended September 30, 1998, compared to $996,931 for the nine months ended September 30, 1997, a slight decrease of $7,440 or .75%. Rental rates have remained relatively flat from year to year.

     EXPENSES


     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $428,044 for the nine months ended September 30, 1998, compared to $419,825 for the nine months ended September 30, 1997, an increase of $8,219 or 1.96%. Management expenses totaled $48,709 for the nine months ended September 30, 1998, compared to $49,638 for the nine months ended September 30, 1997, a decrease of $929 or 1.87%.


     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses totaled $44,714 for the nine months ended September 30, 1998 compared to $20,806 for the nine months ended September 30, 1997, an increase of $23,908 or 114.91%. The increase is primarily due to an increase in the partnership asset management fee.

     INTEREST EXPENSE


     Interest expense, which includes the amortization of deferred financing costs, totaled $282,597 for the nine months ended September 30, 1998, compared to $285,105 for the nine months ended September 30, 1997, a decrease of $2,508,
or .9%. The increase in the interest expense is due to           .


  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996

     NET INCOME

     Your partnership recognized net income of $32,377 for the year ended December 31, 1997, compared to $40,048 for the year ended December 31, 1996, a decrease in net income of $7,671, or 19.15%.

     REVENUES

     Rental and other property revenues from the partnership's property totaled $1,328,833 for the year ended December 31, 1997, compared to $1,325,546 for the year December 31, 1996, an increase of $3,287, or .2%.

The increase is due to an increase in market rent of approximately 3% offset partially by the decrease in the occupancy rate of 1%.

     EXPENSES

     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $593,179 for the year ended December 31, 1997, compared to $590,698 for the year ended December 31, 1996, an increase of $2,481 or 0.42%. Management expenses totaled $65,846 for the year ended December 31, 1997, compared to $64,690 for the year ended December 31, 1996, an increase of $1,156, or 1.79%.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses totaled $36,996 for the year ended December 31, 1997 compared to $50,012 for the year ended December 31, 1996, a decrease of $13,016 or 26.03%.

     INTEREST EXPENSE

     Interest expense, which includes the amortization of deferred financing costs, totaled $386,668 for the year ended December 31, 1997, compared to $389,778 for the year ended December 31, 1996, a decrease of $3,110, or 0.80%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.

     DEPRECIATION EXPENSE

     Depreciation expense increased over the prior year approximately $18,000, or 8% due to an increase in the amount of fixed assets at 12/31/97 as compared to 12/31/96.

  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995

     NET INCOME

     Your partnership recognized net income of $40,048 for the year ended December 31, 1996, compared to $109,250 for the year ended December 31, 1995. The decrease in net income of $69,202 or 63.34% was primarily the result of an increase in depreciation and operating expenses. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the partnership's property totaled $1,325,546 for the year ended December 31, 1996, compared to $1,297,874 for the year ended December 31, 1995, an increase of $27,672, or 2.13%. The increase in revenues is due to an increase in rental rates of 2%.

     EXPENSES

     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $590,698 for the year ended December 31, 1996, compared to $519,148 for the year ended December 31, 1995. The increase of $71,550 or 13.78%, is primarily due to expenses incurred for paving repairs, new floor coverings and appliances at the property. Management expenses totaled $64,690 for the year ended December 31, 1996, compared to $64,085 for the year ended December 31, 1995, an increase of $605, or 0.94%.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses totaled $50,012 for the year ended December 31, 1996 compared to $42,841 for the year ended December 31, 1995, an increase of $7,171 or 16.74%.

     INTEREST EXPENSE

     Interest expense, which includes the amortization of deferred financing costs, totaled $389,778 for the year ended December 31, 1996, compared to $394,040 for the year ended December 31, 1995, a decrease of $4,226, or 1.07%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.

     DEPRECIATION EXPENSE

     Depreciation expense increased from $187,499 in 1995 to $212,794 in 1996. The increase in the expense is due to the purchases of additional $317,000 fixed assets during the period.

     LIQUIDITY AND CAPITAL RESOURCES


     As of September 30, 1998, your Partnership had $288,500 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $55,410, was $4,429,284. The mortgages require monthly payments of approximately $34,551 until October 2003. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.8%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 32 units of your partnership (up to 8 units) for consideration per unit of (i) 1,732.75 Preferred OP Units, (ii) 1,119.50 Common OP Units, or (iii) $43,313 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below).


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Alabama law.                      as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash Flow (as defined in your partner-            Operating Partnership's agreement of limited
ship's agreement of limited partnership).         partnership (the "AIMCO Operating
The termination date of your partnership is       Partnership Agreement") or as provided by
December 31, 2015.                                law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed for the          The purpose of the AIMCO Operating
sole purpose of being the sole limited            Partnership is to conduct any business that
partner of Baywood Apartments, Ltd., an           may be lawfully conducted by a limited
Alabama limited partnership, which holds          partnership organized pursuant to the
your partnership's property. Subject to           Delaware Revised Uniform Limited Part-
restrictions contained in your partnership's      nership Act (as amended from time to time,
agreement of limited partnership, your            or any successor to such statute) (the
partnership may perform any acts to               "Delaware Limited Partnership Act"),
accomplish the foregoing including, without       provided that such business is to be
limitation, borrowing funds and creating          conducted in a manner that permits AIMCO to
liens.                                            be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit up to 32 additional limited         partnership purpose from time to time to the
partners by selling not more than 1,984           limited partners and to other persons, and
units for cash and notes to selected persons      to admit such other persons as additional
who fulfill the requirements set forth in         limited partners, on terms and conditions
your partnership's agreement of limited           and for such capital contributions as may be
partnership. The capital contribution need        established by the general partner in its
not be equal for all limited partners and no      sole discretion. The net capital
action or consent is required in connection       contribution need not be equal for all OP
with the admission of any additional limited      Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership and       The AIMCO Operating Partnership may lend or
its affiliates may make loans to your             contribute funds or other assets to its
partnership but is precluded from receiving       subsidiaries or other persons in which it
interest in excess of what                        has an equity investment,

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

would be charged by unrelated banks for           and such persons may borrow funds from the
comparable loans. Your partnership is             AIMCO Operating Partnership, on terms and
prohibited from making loans to the general       conditions established in the sole and
partner, the limited partners or any their        absolute discretion of the general partner.
affiliates and cannot sell or lease its           To the extent consistent with the business
interest in your partnership's property to        purpose of the AIMCO Operating Partnership
the general partner, the limited partners or      and the permitted activities of the general
any of their affiliates.                          partner, the AIMCO Operating Partnership may
                                                  transfer assets to joint ventures, limited
                                                  liability companies, partnerships,
                                                  corporations, business trusts or other
                                                  business entities in which it is or thereby
                                                  becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money and execute            contains no restrictions on borrowings, and
promissory notes secured by a mortgage on         the general partner has full power and
your partnership's property, provided that        authority to borrow money on behalf of the
your partnership may borrow only such             AIMCO Operating Partnership. The AIMCO
amounts for which it can reasonably expect        Operating Partnership has credit agreements
to meets debt service requirements from           that restrict, among other things, its
anticipated Net Cash Flow and may not issue       ability to incur indebtedness.
senior securities except as set forth in
your partnership's agreement of limited
partnership.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles limited partners to          written demand with a statement of the
review the records of your partnership at         purpose of such demand and at such OP
reasonable times upon reasonable notice at        Unitholder's own expense, to obtain a
the location where such records are kept by       current list of the name and last known
your partnership.                                 business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership has       All management powers over the business and
complete discretion in the management and         affairs of the AIMCO Operating Partnership
control of the business of your partnership,      are vested in AIMCO-GP, Inc., which is the
except to the extent specifically limited by      general partner. No OP Unitholder has any
your partnership's agreement of limited           right to participate in or exercise control
partnership or by law. No limited partner         or management power over the business and
may take part in the management of the            affairs of the AIMCO Operating Partner-
business of

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

your partnership, transact any business for       ship. The OP Unitholders have the right to
your partnership or have the power to sign        vote on certain matters described under
for or bind your partnership to any               "Comparison of Your Units and AIMCO OP
agreement or document.                            Units -- Voting Rights" below. The general
                                                  partner may not be removed by the OP
                                                  Unitholders with or without cause.

                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Your partnership's agreement of limited           Notwithstanding anything to the contrary set
partnership does not limit the liability of       forth in the AIMCO Operating Partnership
the general partner to your partnership or        Agreement, the general partner is not liable
the limited partners for any act performed        to the AIMCO Operating Partnership for
in its capacity as general partner. How-          losses sustained, liabilities incurred or
ever, your partnership will indemnify and         benefits not derived as a result of errors
save harmless the general partner of your         in judgment or mistakes of fact or law of
partnership, its officers, directors,             any act or omission if the general partner
employees, affiliates, designees and              acted in good faith. The AIMCO Operating
nominees from any loss or damage, including       Partnership Agreement provides for
legal fees and expenses and amounts paid in       indemnification of AIMCO, or any director or
settlement, incurred by any of them on            officer of AIMCO (in its capacity as the
behalf of your partnership or in furtherance      previous general partner of the AIMCO
of your partnership's interest, provided          Operating Partnership), the general partner,
that the general partner or other person          any officer or director of general partner
sued will not be entitled to indemnification      or the AIMCO Operating Partnership and such
for losses sustained by reason of its             other persons as the general partner may
negligence, gross negligence, willful             designate from and against all losses,
misconduct or breach of fiduciary                 claims, damages, liabilities, joint or
obligations.                                      several, expenses (including legal fees),
                                                  fines, settlements and other

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  amounts incurred in connection with any
                                                  actions relating to the operations of the
                                                  AIMCO Operating Partnership, as set forth in
                                                  the AIMCO Operating Partnership Agreement.
                                                  The Delaware Limited Partnership Act
                                                  provides that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.


                            Anti-Takeover Provisions

Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the general partner of       partner has exclusive management power over
your partnership may be removed and an            the business and affairs of the AIMCO
additional or substitute general partner may      Operating Partnership. The general partner
be elected upon the written consent or            may not be removed as general partner of the
affirmative vote of the limited partners          AIMCO Operating Partnership by the OP
owning a majority of the limited partnership      Unitholders with or without cause. Under the
units outstanding. Such actions may be taken      AIMCO Operating Partnership Agreement, the
without the consent of the existing general       general partner may, in its sole discretion,
partner or any general partner who has been       prevent a transferee of an OP Unit from
removed. With the consent of a majority in        becoming a substituted limited partner
interest of the limited partners, the             pursuant to the AIMCO Operating Partnership
general partner may add or substitute any         Agreement. The general partner may exercise
other person as general partner. Upon ninety      this right of approval to deter, delay or
days notice, a general partner may resign         hamper attempts by persons to acquire a
provided that your partnership has a              controlling interest in the AIMCO Operating
remaining corporation general partner who is      Partnership. Additionally, the AIMCO
qualified to act as such or the remaining         Operating Partnership Agreement contains
individual general partners have an               restrictions on the ability of OP
aggregate net worth that is substantial. A        Unitholders to transfer their OP Units. See
limited partner may not transfer his              "Description of OP Units -- Transfers and
interests in your partnership without the         Withdrawals" in the accompanying Prospectus.
consent of the general partner, provided
that a limited partner may make a gratuitous
transfer to certain specified individuals.



                    Amendment of Your Partnership Agreement


Amendments to your partnership's agreement        With the exception of certain circumstances
of limited partnership may be proposed by         set forth in the AIMCO Operating Partnership
the general partner of your partnership or        Agreement, whereby the general partner may,
by limited partners owning at least 10% of        without the consent of the OP Unitholders,
the then outstanding limited partnership          amend the AIMCO Operating Partnership
interests. Approval by a majority of the          Agreement, amendments to the AIMCO Operating
then outstanding limited partnership              Partnership Agreement require the consent of
interests is necessary to effect an               the holders of a majority of the
amendment to your partnership's


          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


agreement of limited partnership. In              outstanding Common OP Units,
addition, the general partner may                 excluding AIMCO and certain
amend your partnership's agreement                other limited exclusions (a "Majority in
of limited partnership from time                  Interest"). Amendments to the AIMCO
to time to add representations, duties or         Operating Partnership Agreement may be
obligation of the general partner or to           proposed by the general partner or by
surrender rights granted to the general           holders of a Majority in Interest. Following
partner, cure any ambiguity or make               such proposal, the general partner will
modifications required by state or Federal        submit any proposed amendment to the OP
securities law. Notwithstanding the               Unitholders. The general partner will seek
foregoing, certain provisions of your             the written consent of the OP Unitholders on
partnership's agreement of limited                the proposed amendment or will call a
partnership are not subject to amendment in       meeting to vote thereon. See "Description of
any case.                                         OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions         The general partner does not receive
in respect of its partnership interest            compensation for its services as
and reimbursement for all                         general partner of the AIMCO
fees and expenses as set forth in your            Operating Partnership. However, the general
partnership's agreement of limited                partner is entitled to payments, allocations
partnership, the general partner receives an      and distributions in its capacity as general
annual management fee equal to 5% of the Net      partner of the AIMCO Operating Partnership.
Cash Flow (as defined in your partnership's       In addition, the AIMCO Operating Partnership
agreement of limited partnership. Moreover,       is responsible for all expenses incurred
the general partner or certain affiliates         relating to the AIMCO Operating Partner-
may be entitled to compensation for               ship's ownership of its assets and the
additional services rendered.                     operation of the AIMCO Operating Partnership
                                                  and reimburses the general partner for such
                                                  expenses paid by the general partner. The
                                                  employees of the AIMCO Operating Partnership
                                                  receive compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, no limited partner is        gross negligence, no OP Unitholder has
personally liable for any of the debts of         personal liability for the AIMCO Operating
your partnership or any of the losses             Partnership's debts and obligations, and
thereof beyond the amount contributed by the      liability of the OP Unitholders for the
limited partner to the capital of your            AIMCO Operating Partnership's debts and
partnership, its notes for capital                obligations is generally limited to the
contributions to your partnership and the         amount of their investment in the AIMCO
limited partner's share of undistributed          Operating Partnership. However, the
profits of your partnership.                      limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a


          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


Your partnership's agreement of limited           Unless otherwise provided for in the
partnership provides that the general             relevant partnership agreement, Delaware law
partner must manage and control the affairs       generally requires a general partner of a
of your partnership to the best of its            Delaware limited partnership to adhere to
ability and use its best efforts to carry         fiduciary duty standards under which it owes
out the purposes of your partnership. The         its limited partners the highest duties of
general partner must diligently and               good faith, fairness and loyalty and which
faithfully devote such of its time to the         generally prohibit such general partner from
business of your partnership at it deems          taking any action or engaging in any
necessary to conduct it for the greatest          transaction as to which it has a conflict of
advantage of your partnership. The general        interest. The AIMCO Operating Partnership
partner has a fiduciary responsibility for        Agreement expressly authorizes the general
the safekeeping and use of all funds and          partner to enter into, on behalf of the
assets of your partnership, whether or not        AIMCO Operating Partnership, a right of first
in its immediate possession or control and        opportunity arrangement and other conflict
may not employ, or permit another to              avoidance agreements with various affiliates
employ, such funds or assets in any manner        of the AIMCO Operating Partnership and the
except for the exclusive benefit of your          general partner, on such terms as the
partnership.                                      general partner, in its sole and absolute
                                                  discretion, believes are advisable. The
In general, your partnership's agreement of       AIMCO Operating Partnership Agreement
limited partnership and the AIMCO Operating       expressly limits the liability of the
Partnership Agreement have limitations on         general partner by providing that the
the liability of the general partner but          general partner, and its officers and
such limitations differ and provide more          directors will not be liable or accountable
protection for the general partner of the         in damages to the AIMCO Operating
AIMCO Operating Partnership.                      Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.





                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.

                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded


          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  partnership", in which case income and loss
                                                  from the AIMCO Operating Partnership can only
                                                  be offset against other income and loss from
                                                  the AIMCO Operating Partnership). Income of
                                                  the AIMCO Operating Partnership, however,
                                                  attributable to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."

                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).

                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.

                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-



        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).


                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, limited              AIMCO Operating Partnership       OP Unitholders have voting
partners have voting rights       Agreement, the holders of         rights only with respect to
in certain circumstances and      the Preferred OP Units will       certain limited matters such
are not deemed to take part       have the same voting rights       as certain amendments and
in the control of your            as holders of the Common OP       termination of the AIMCO
partnership by virtue of          Units. See "Description of        Operating Partnership
their voting rights. An           OP Units" in the accompany-       Agreement and certain
affirmative vote by holders       ing Prospectus. So long as        transactions such as the
of a majority of the              any  Preferred OP Units are       institution of bankruptcy
outstanding units is              outstanding, in addition to       proceedings, an assignment
necessary for: the removal of     any other vote or consent of      for the benefit of creditors
the general partner, the          partners required by law or       and certain transfers by the
election of an additional or      by the AIMCO Operating            general partner of its
substitute general part-          Partnership Agreement, the        interest in the AIMCO
ner, an amendment to your         affirmative vote or consent       Operating Partnership or the
partnership's agreement of        of holders of at least 50%        admission of a successor
limited partnership and the       of the outstanding Preferred      general partner.
dissolution of your               OP Units will be necessary
partnership before the date       for effecting any amendment       Under the AIMCO Operating
of termination set forth in       of any of the provisions of       Partnership Agreement, the
your partnership's agreement      the Partnership Unit              general partner has the
of limited partnership.           Designation of the Preferred      power to effect the
                                  OP Units that materially and      acquisition, sale, transfer,
A general partner may cause       adversely affects the rights      exchange or other
the dissolution of your           or preferences of the             disposition of any assets of
partnership by retiring           holders of the Preferred OP       the AIMCO Operating
unless, the remaining             Units. The creation or            Partnership (including, but
general partner elects to         issuance of any class or          not limited to, the exercise
continue your partnership or      series of partnership units,      or grant of any conversion,
if the remaining general          including, without                option, privilege or
partner fails to do so, the       limitation, any partner-          subscription right or any
limited partners owning more      ship units that may have          other right available in
the 50% of the then               rights senior or superior to      connection with any assets
outstanding units elect to        the Preferred OP Units,           at any time held by the
continue your partnership         shall not be deemed to            AIMCO Operating Partnership)
and, if necessary, elect a        materially adversely affect       or the merger,
new general partner.              the rights or preferences of      consolidation,
                                  the holders of Preferred OP       reorganization or other
In general, you have greater      Units. With respect to the        combination of the AIMCO
voting rights in your             exercise of the above             Operating Partnership with
partnership than you will         described voting rights,          or into another entity, all
have as an OP Unitholder. OP      each Preferred OP Units           without the consent of the
Unitholders can not remove        shall have one (1) vote per       OP Unitholders.
the general partner of the        Preferred OP Unit.
AIMCO Operating Partnership.                                        The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partner-

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    ship Act (including, without
                                                                    limitation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.

                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


The general partner of your       Holders of Preferred OP           Subject to the rights of
partnership annually              Units will be entitled to         holders of any outstanding
distributes substantially         receive, when and as              Preferred OP Units, the
all of your partnership's         declared by the board of          AIMCO Operating Partnership
Net Cash Flow (as defined in      directors of the general          Agreement requires the
your partnership's agreement      partner of the AIMCO              general partner to cause the
of limited partnership) with      Operating Partnership,            AIMCO Operating Partnership
each partner receiving their      quarterly cash distributions      to distribute quarterly all,
pro rata share in accordance      at the rate of $0.50 per          or such portion as the
with their ownership of           Preferred OP Unit; provided,      general partner may in its
units. Any proceeds received      however, that at any time         sole and absolute discretion
from the sale or refi-            and from time to time on or       determine, of Available Cash
nancing of your                   after the fifth anniversary       (as defined in the AIMCO
partnership's property will       of the issue date of the          Operating Partnership
be distributed in ac-             Preferred OP Units, the           Agreement) generated by the
cordance with your                AIMCO Operating Partnership       AIMCO Operating Partnership
partnership's agreement of        may adjust the annual             during such quarter to the
limited partnership. The          distribution rate on the          general partner, the special
distributions payable to the      Preferred OP Units to the         limited partner and the
partners are not fixed in         lower of (i) 2.00% plus the       holders of Common OP Units
amount and depend upon the        annual interest rate then         on the record date es-
operating results and net         applicable to U.S. Treasury       tablished by the general
sales or refinancing              notes with a maturity of          partner with respect to such
proceeds available from the       five years, and (ii) the          quarter, in accordance with
disposition of your               annual dividend rate on the       their respective interests
partnership's assets. The         most recently issued AIMCO        in the AIMCO Operating
general partner designates a      non-convertible preferred         Partnership on such record
record date to determine          stock which ranks on a
partners entitled to cash         parity with its

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


distributions which is not        Class H Cumulative Preferred      date. Holders of any other
be less than fifteen days         Stock. Such distributions will    Preferred OP Units issued in
nor more the thirty days          be cumulative from the date of    the future may have priority
before the distribution. No       original issue. Holders of        over the general partner,
limited partner has pri-          Preferred OP Units will not       the special limited partner
ority over any other limited      be entitled to receive any        and holders of Common OP
partner as to distributions.      distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as                  record date.
                                  defined below), all
                                  distributions declared upon       The AIMCO Operating Partner-
                                  the Preferred OP Units and        ship Agreement requires the
                                  any Parity Units shall be         general partner to take such
                                  declared ratably in pro-          reasonable efforts, as
                                  portion to the respective         determined by it in its sole
                                  amounts of distributions          and absolute discretion and
                                  accumulated, accrued and          consistent with AIMCO's
                                  unpaid on the Preferred OP        qualification as a REIT, to
                                  Units and such Parity Units.      cause the AIMCO Operating
                                  Unless full cumulative dis-       Partnership to distribute
                                  tributions on the Preferred       sufficient amounts to en-
                                  OP Units have been declared       able the general partner to
                                  and paid, except in limited       transfer funds to AIMCO and
                                  circumstances, no                 enable AIMCO to pay stock-
                                  distributions may be              holder dividends that will
                                  declared or paid or set           (i) satisfy the requirements
                                  apart for payment by the          for qualifying as a REIT
                                  AIMCO Operating Partnership       under the Code and the
                                  and no other distribution of      Treasury Regulations and
                                  cash or other property may        (ii) avoid any Federal
                                  be declared or made,              income or excise tax
                                  directly or indirectly, by        liability of AIMCO. See
                                  the AIMCO Operating               "Description of OP
                                  Partnership with respect to       Units -- Distributions" in
                                  any Junior Units (as de-          the accompanying Prospectus.
                                  fined below), nor shall any
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may not         There is no public market         There is no public market
transfer or assign any or         for the Preferred OP Units        for the OP Units. The AIMCO
any portion of his interest       and the Preferred OP Units        Operating Partnership
in his limited partnership        are not listed on any             Agreement restricts the
interest unless the general       securities exchange. The          transferability of the OP
partner consents (which           Preferred OP Units are            Units. Until the expiration
consent may be withheld at        subject to restrictions on        of one year from the date on
the sole discretion of the        transfer as set forth in the      which an OP Unitholder
general partner) and the          AIMCO Operating Partnership       acquired OP Units, subject
limited partner complies          Agreement.                        to certain exceptions, such
with applicable state and                                           OP Unitholder may not
Federal securities laws. In       Pursuant to the AIMCO             transfer all or any por-
addition, no transfer may be      Operating Partnership             tion of its OP Units to any
made of less than 30 units.       Agreement, until the              transferee without the
Notwithstanding the               expiration of one year from       consent of the general
foregoing, a limited partner      the date on which a holder        partner, which consent may
may gratuitously transfer         of Preferred OP Units             be withheld in its sole and
all or any portion of his         acquired Preferred OP Units,      absolute discretion. After
interest in his limited           subject to certain                the expiration of one year,
partnership interest to his       exceptions, such holder of        such OP Unitholder has the
spouse, any member of his         Preferred OP Units may not        right to transfer all or any
family, a trust for the           transfer all or any portion       portion of its OP Units to
benefit of those individuals      of its Preferred OP Units to      any person, subject to the
or a corporation in which         any transferee without the        satisfaction of certain con-
such partner has a majority       consent of the general            ditions specified in the
interest. No assignment or        partner, which consent may        AIMCO Operating Partnership
transfers will be permitted       be withheld in its sole and       Agreement, including the
if such assignment or             absolute discretion. After        general partner's right of
transfer would result in 50%      the expiration of one year,       first refusal. See
or more of the limited            such holders of Preferred OP      "Description of OP Units --
partnership interest being        Units has the right to            Transfers and Withdrawals"
assigned or transferred           transfer all or any portion       in the accompanying
within any twelve-month           of its Preferred OP Units to      Prospectus.
period.                           any person, subject to the
                                  satisfaction of certain           After the first anniversary
There are no redemption           conditions specified in the       of becoming a holder of
rights associated with your       AIMCO Operating Partner-          Common OP Units, an OP
units.                            ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment

The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      The trustee may sell the Class I Preferred
A Common Stock of AIMCO that is equal in          Stock held in the trust to AIMCO or a
value to the Liquidation Preference of the        person, designated by the trustee, whose
Preferred OP Units tendered for redemption,       ownership of the Class I Preferred Stock
or (iii) for Preferred OP Units redeemed          will not violate the Class I Preferred
after a two-year holding period, a number of      Ownership Limit. Upon such sale, the
shares of Class I Preferred Stock of AIMCO        interest of the charitable beneficiaries in
that pay an aggregate amount of dividends         the shares sold will terminate and the
equivalent to the distributions on the            trustee will distribute to the prohibited
Preferred OP Units tendered for redemption;       transferee, the lesser of (i) the price paid
provided that such shares are part of a           by the prohibited transferee for the shares
class or series of preferred stock that is        or if the prohibited transferee did not give
then listed on the NYSE or another national       value for the shares in connection with the
securities exchange. The Preferred OP Units       event causing the shares to be held in the
may not be redeemed at the option of the          trust, the market price of such shares on
AIMCO Operating Partnership. See                  the day of the event causing the shares to
"Description of Preferred OP                      be held in the trust and (ii) the price per
Units -- Redemption."                             share received by the trustee from the sale
                                                  or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner of your partnership receives an annual management fee equal to 5% of the Net Cash Flow (as defined in your partnership's agreement of limited partnership) from your partnership and may receive reimbursement for expenses generated in its capacity as general partner. The property manager received management fees of $64,690 in 1996, $65,846 in 1997 and $65,374 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the manager of your partnership property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $346,504 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
Total.......................................................  $50,000



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus, an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The consolidated financial statements of Baywood Partners, Limited as of December 31, 1997 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet -- as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations -- for the nine months
  ended September 30, 1998 and 1997 (unaudited).............  F-3
Condensed Statements of Cash Flows -- for the nine months
  ended September 30, 1998 and 1997 (unaudited).............  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-7
Consolidated Balance Sheet -- as of December 31, 1997 and
  1996 (Unaudited)..........................................  F-8
Consolidated Statements of Operations -- for the year ended
  December 31, 1997 and 1996 (Unaudited)....................  F-9
Consolidated Statements of Cash Flows -- for the year ended
  December 31, 1997 and 1996 (Unaudited)....................  F-10

                           BAYWOOD PARTNERS, LIMITED



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                         ASSETS
Cash and cash equivalents...................................                 $   288,500
Other assets................................................                     360,780
Investment property
  Land......................................................  $   260,000
  Building and related personal property....................    4,771,555
                                                              -----------
                                                                5,031,555
Less: Accumulated depreciation..............................   (3,543,002)     1,488,553
                                                              -----------    -----------
          Total assets......................................                 $ 2,137,833
                                                                             ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Other accrued liabilities...................................                 $   112,795
Notes payable...............................................                   4,429,284
          Partners' deficit.................................                  (2,404,246)
                                                                             -----------
          Total liabilities and partners' deficit...........                 $ 2,137,833
                                                                             ===========



                See accompanying notes to financial statements.

                           BAYWOOD PARTNERS, LIMITED



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                              FOR THE NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Revenues:
  Rental income.............................................  $942,511    $944,228
  Other income..............................................    46,980      52,703
                                                              --------    --------
          Total revenues....................................   989,491     996,931
Expenses:
  Operating expenses........................................   472,758     440,631
  Depreciation expense......................................   175,590     170,334
  Interest expense..........................................   282,597     285,105
  Property tax expense......................................    37,676      37,298
                                                              --------    --------
          Total expenses....................................   968,621     933,368
          Net income........................................  $ 20,870    $ 63,563
                                                              ========    ========



                See accompanying notes to financial statements.

                           BAYWOOD PARTNERS, LIMITED



                 CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)



                                                               FOR THE NINE MONTHS
                                                                      ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Operating Activities:
  Net income................................................  $  20,870    $  80,328
  Adjustments to reconcile net income to net cash provided
     by operating activities
     Depreciation and amortization..........................    175,590      170,334
     Changes in accounts:
       Receivables and deposits and other assets............    (30,281)     (49,579)
       Accounts payable and accrued expenses................     16,205      (14,792)
                                                              ---------    ---------
          Net cash provided by operating activities.........    182,384      186,291
                                                              ---------    ---------
Investing Activities:
  Property improvements and replacements....................   (110,110)     (93,195)
                                                              ---------    ---------
          Net cash used in investing activities.............   (110,110)     (93,195)
                                                              ---------    ---------
Financing Activities:
  Payments on mortgage......................................    (40,651)     (42,623)
  Partners' distributions...................................   (162,927)    (107,892)
                                                              ---------    ---------
          Net cash used in financing activities.............   (203,578)    (150,515)
                                                              ---------    ---------
          Net decrease in cash and cash equivalents.........   (131,304)     (57,419)
  Cash and cash equivalents at beginning of year............    419,804      476,395
                                                              ---------    ---------
  Cash and cash equivalents at end of period................  $ 288,500    $ 418,976
                                                              =========    =========



                See accompanying notes to financial statements.

                           BAYWOOD PARTNERS, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Baywood Partners, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.



NOTE B -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

                           BAYWOOD PARTNERS, LIMITED

                       CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT

General Partners
Baywood Partners, Limited:

     We have audited the consolidated balance sheet of Baywood Partners, Limited (a limited partnership) and its limited partnership interest as of December 31, 1997, and the related consolidated statements of operations and changes in partners' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baywood Partners, Limited and its limited partnership interest as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina
December 9, 1998

                           BAYWOOD PARTNERS, LIMITED



                           CONSOLIDATED BALANCE SHEET



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
                                                                             (UNAUDITED)
Cash and cash equivalents...................................  $   419,804    $   476,395
Receivables and deposits....................................       93,448         92,753
Restricted escrows (Note B).................................       98,611         94,558
Other assets................................................      138,440        152,070
Investment properties (Note C):
  Land......................................................      260,000        260,000
  Buildings and related personal property...................    4,650,869      4,490,428
                                                              -----------    -----------
                                                                4,910,869      4,750,428
  Less accumulated depreciation.............................   (3,356,836)    (3,126,094)
                                                              -----------    -----------
                                                                1,554,033      1,624,334
                                                              -----------    -----------
                                                              $ 2,304,336    $ 2,440,110
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    19,844    $    33,019
  Tenant security deposits..................................       27,490         33,490
  Other liabilities.........................................       49,256         52,603
  Mortgage notes payable (Note C)...........................    4,469,935      4,518,594
Partners' deficit...........................................   (2,262,189)    (2,197,596)
                                                              -----------    -----------
                                                              $ 2,304,336    $ 2,440,110
                                                              ===========    ===========



          See accompanying notes to consolidated financial statements.

                           BAYWOOD PARTNERS, LIMITED



                     CONDENSED STATEMENT OF OPERATIONS AND


                          CHANGES IN PARTNERS' DEFICIT



                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
                                                                             (UNAUDITED)
Revenues:
  Rental income.............................................  $ 1,256,240    $ 1,253,668
  Other income..............................................       72,593         71,878
                                                              -----------    -----------
          Total revenues....................................    1,328,833      1,325,546
                                                              -----------    -----------
Expenses:
  Operating (Note D)........................................      593,179        590,698
  General and administrative (Note D).......................       36,996         50,012
  Depreciation..............................................      230,742        212,794
  Interest..................................................      386,668        389,778
  Property taxes............................................       48,871         42,216
                                                              -----------    -----------
          Total expenses....................................    1,296,456      1,285,498
                                                              -----------    -----------
Net income..................................................       32,377         40,048
Distributions to partners...................................      (96,970)       (50,352)
Partners' deficit at beginning of year......................   (2,197,596)    (2,187,292)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(2,262,189)   $(2,197,596)
                                                              ===========    ===========



          See accompanying notes to consolidated financial statements.

                           BAYWOOD PARTNERS, LIMITED



                       CONDENSED STATEMENT OF CASH FLOWS



                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                1997          1996
                                                              ---------    -----------
                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  32,377     $  40,048
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    230,742       212,794
     Amortization of discounts and loan costs...............     29,445        29,113
     Change in accounts:
       Receivables and deposits.............................       (695)      (11,132)
       Other assets.........................................     (7,079)           --
       Accounts payable.....................................    (13,175)       16,195
       Tenant security deposit liabilities..................     (6,000)        1,800
       Other liabilities....................................     (3,347)      (38,179)
                                                              ---------     ---------
          Net cash provided by operating activities.........    262,268       250,639
                                                              ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................   (160,441)     (185,423)
  Net (deposits) receipts to restricted escrows.............     (4,053)       61,984
                                                              ---------     ---------
          Net cash used in investing activities.............   (164,494)     (123,439)
                                                              ---------     ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (57,395)      (53,085)
  Distributions to partners.................................    (96,970)      (50,352)
                                                              ---------     ---------
          Net cash used in financing activities.............   (154,365)     (103,437)
                                                              ---------     ---------
Net increase (decrease) in cash and cash equivalents........    (56,591)       23,763
Cash and cash equivalents at beginning of year..............    476,395       452,632
                                                              ---------     ---------
Cash and cash equivalents at end of year....................  $ 419,804     $ 476,695
                                                              =========     =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest....................  $ 357,223     $ 361,532
                                                              =========     =========



          See accompanying notes to consolidated financial statements

                           BAYWOOD PARTNERS, LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The consolidated financial statements include the accounts of Baywood Partners, Limited (the "Partnership"), and its limited partnership interest in Baywood Apartments (the "Project Partnership"). The Partnership was organized solely to invest in the Project Partnership. The Project Partnership owns and operates a 226 unit apartment complex located in Jefferson Parish, Louisiana.

     The Partnership was organized as an Alabama limited partnership on February 15, 1979. The General Partner of the Partnership is Angeles Properties, Inc. ("API"), which acts as a general partner in other limited partnerships and is an affiliate of Angeles Investment Properties, Inc. ("AIPI"), the general partner of the Project Partnership. Pursuant to the terms of the Agreement and Amended Certificate of Limited Partnership (the "Agreement"), API has contributed $100,000 to the Partnership for which it is entitled to a 1% operating interest in the profits, losses, credits and cash distributions of the Partnership.

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

     Capital contributions of the limited partners aggregated $1,936,200. Pursuant to the terms of the Agreement, the limited partners will receive a 99% interest in the operating profits, losses, credits and cash distributions of the Partnership.

     The Partnership had made capital contributions of $1,442,000 to the Project Partnership and is entitled to a 99% interest in the operating profits, losses, credits and cash distributions of the Project Partnership. AIPI is entitled to the remaining 1% of the same.

  Income Taxes

     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Depreciation

     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and personal property assets are depreciated over a 5 to 15 year period.

                           BAYWOOD PARTNERS, LIMITED

                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)


  Other Assets

     Other assets at December 31, 1997 and 1996 include deferred loan costs of $111,612 and $131,024, respectively, which are amortized over the term of the related borrowing. Deferred loan costs are shown net of accumulated amortization.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, the Partnership considers cash and highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

NOTE B -- RESTRICTED ESCROWS

     Restricted escrow deposits at December 31, 1997 and 1996 were $98,611 and $94,558, respectively, and consist of a reserve escrow established with a portion of the proceeds of the loan. The funds are used for certain repair work, debt service, expenses and property taxes or insurance. The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of the loan.

NOTE C -- MORTGAGE NOTES PAYABLE

     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:

                                                                 1997         1996
                                                              ----------   -----------
                                                                           (UNAUDITED)
First mortgage note payable in monthly installments of
  $33,623, including interest at 7.83%, due October 2003;
  collateralized by land and buildings......................  $4,388,487   $4,445,882
Second mortgage note payable in interest only monthly
  installments of $928, at a rate of 7.83%, with principal
  due October 2003; collateralized by land and buildings....     142,290      142,290
                                                              ----------   ----------
Principal balance at year end...............................   4,530,777    4,588,172
Less unamortized discount...................................     (60,842)     (69,578)
                                                              ----------   ----------
                                                              $4,469,935   $4,518,594
                                                              ==========   ==========

     Scheduled net principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:

1998........................................................   $   62,053
1999........................................................       67,090
2000........................................................       72,536
2001........................................................       78,424
2002........................................................       84,789
Thereafter..................................................    4,165,885
                                                               ----------
                                                               $4,530,777
                                                               ==========

     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of payment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

                           BAYWOOD PARTNERS, LIMITED

                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)


NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership and the Project Partnership have no administrative or management employees and are dependent on the general partners for the management and administration of all partnership activities. The Project Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to general partners of a partnership administration fee and reimbursement of certain expenses incurred by general partners on behalf of the Partnership and the Project Partnership.

     Transactions with the General Partner and its affiliates are as follows:

                                                               1997        1996
TYPE OF TRANSACTION                                           AMOUNT      AMOUNT
-------------------                                           -------   -----------
                                                                        (UNAUDITED)
Property management fee.....................................  $65,846     $64,690
Reimbursement for services to affiliates....................  $29,742     $28,914
Construction fee............................................  $    --     $ 4,916
Construction oversight reimbursements.......................  $ 3,456     $17,784

     For the period from January 19, 1996, to August 31, 1997 the Partnership insured its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations was not significant.

           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has be merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.


(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Baywood Apartments, Ltd.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Baywood Apartments, Ltd. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $43,313 in cash, or 1,119.50 Common OP Units of the Purchaser, or 1,732.75 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997 and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910

                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                      Buccaneer Trace Limited Partnership

                        in exchange for your choice of:

            4.00 of our 8.0% Class Two Partnership Preferred Units;


                    2.75 of our Partnership Common Units; or


                                 $100 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $100 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Buccaneer
    Trace Limited Partnership..................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
    Lack of Availability of Audited Financial
      Statements...............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-25
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-25
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25



                                                  PAGE
                                                  -----
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-38
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-39
  Summary of Reviews...........................    S-40
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-48
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-49
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-50
THE OFFER......................................    S-53
  Terms of the Offer; Expiration Date..........    S-53
  Acceptance for Payment and Payment for
    Units......................................    S-53
  Procedure for Tendering Units................    S-54
  Withdrawal Rights............................    S-57

                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-57
  Proration....................................    S-58
  Fractional OP Units..........................    S-58
  Future Plans of the AIMCO Operating
    Partnership................................    S-58
  Voting by the AIMCO Operating Partnership....    S-59
  Dissenters' Rights...........................    S-59
  Conditions of the Offer......................    S-59
  Effects of the Offer.........................    S-62
  Certain Legal Matters........................    S-62
  Fees and Expenses............................    S-64
  Accounting Treatment.........................    S-64
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-65
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-65
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-66
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-66
  Disguised Sale Treatment.....................    S-66
  Adjusted Tax Basis...........................    S-67
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-67
  Passive Activity Losses......................    S-67
  Tax Reporting................................    S-68
  Foreign Offerees.............................    S-68
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-68
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-70
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-77
DESCRIPTION OF PREFERRED OP UNITS..............    S-83
  General......................................    S-83
  Ranking......................................    S-83



                                                  PAGE
                                                  -----
  Distributions................................    S-83
  Allocation...................................    S-84
  Liquidation Preference.......................    S-84
  Redemption...................................    S-85
  Voting Rights................................    S-85
  Restrictions on Transfer.....................    S-86
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-86
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-88
CONFLICTS OF INTEREST..........................    S-92
  Conflicts of Interest with Respect to the
    Offer......................................    S-92
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-92
  Competition Among Properties.................    S-92
  Features Discouraging Potential Takeovers....    S-92
  Future Exchange Offers.......................    S-92
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-93
LEGAL MATTERS..................................    S-94
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through wholly owned subsidiaries, AIMCO-GP, Inc. ("AIMCO GP") acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, AmReal Realty, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,306,000 less approximately $465,245 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2013 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



BACKGROUND AND REASONS FOR THE OFFER


  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in May 2004. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.

     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $8.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $6.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 8.94% per annum, which resulted in an increase from the initial capitalization rate of 0.75%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.00%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We believe that if your partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $100 per unit. We determined your partnership's value as follows:



Net operating income........................................  $   804,000
Capitalization rate.........................................        11.00%
                                                              -----------
Gross valuation of partnership properties...................  $ 7,306,000
Net Cash Shortfall..........................................      231,274
Plus: Cash and cash equivalents.............................       44,764
Plus: Other partnership assets, net of security deposits....      239,503
Less: Mortgage debt, including accrued interest.............   (7,012,127)
Less: Accounts payable and accrued expenses.................     (124,948)
Less: Other liabilities.....................................      (36,571)
                                                              -----------
Partnership valuation before taxes and certain costs........      647,895
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (485,245)
Less: Closing costs.........................................     (182,650)
                                                              -----------
Estimated net valuation of your partnership.................            0
Percentage of estimated net valuation allocated to holders
  of units..................................................          n/a
                                                              -----------
Estimated net valuation of units............................            0
          Total number of units.............................         61.0
                                                              -----------
Estimated valuation per unit................................            0
                                                              ===========
Cash consideration per unit.................................  $         0
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by the $25 liquidation preference of each Preferred OP Unit to get 4 Preferred OP Units per unit.

     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by a price of $38.69 to get 2.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $    100
Partnership Preferred Units.................................  $    100
Partnership Common Units....................................  $    100
Alternatives:
  Prices on secondary market................................
                                                              Not available
  Estimated liquidation proceeds............................  $    100
  Estimated going concern value.............................  $      0
  Net book value (deficit)..................................  $(64,063)


STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Buccaneer Trace Limited Partnership is a South Carolina limited partnership which was formed on October 31, 1985 for the purpose of owning and operating a single apartment property located in Savannah, Georgia, known as "Buccaneer Trace Apartments." Buccaneer Trace Apartments consists of 208 units and was built in 1986. Your partnership has no employees. As of September 30, 1998, there were 61 units of limited partnership interest issued and outstanding, which were held of record by 56 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $2,928,000 of limited partnership units in 1985. Between January 1, 1993 and December 31, 1998 your partnership did not pay any distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2013, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $6,960,843, payable to 1st Union and Lehman, which bears interest at the rate of 8.94%. The mortgage debt is due in May 2004. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. Currently, your general partner has no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 4.00 of our Class Two Partnership Preferred Units;



     - 2.75 of our Partnership Common Units; or



     - $100 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 61 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 4.00 Preferred OP Units, 2.75 Common OP Units, or $100 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $100 in cash, 4.00 Preferred OP Units or 2.75 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $100.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $11,999.92 for the fiscal year ended December 31, 1998. The property manager received management fees of $75,349.03 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,525 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............      (16,740)        955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

      SUMMARY FINANCIAL INFORMATION OF BUCCANEER TRACE LIMITED PARTNERSHIP



     The summary financial information of Buccaneer Trace Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Buccaneer Trace Limited Partnership for the years ended December 31, 1997, and 1996 is based on unaudited financial statements. The December 31, 1995, 1994, and 1993 information is based on unaudited financial information which is not included in the Prospectus Supplement. This information should be read in conjunction with such unaudited financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                      BUCCANEER TRACE LIMITED PARTNERSHIP



                                      FOR THE NINE MONTHS
                                      ENDED SEPTEMBER 30,                  FOR THE YEAR ENDED DECEMBER 31,
                                      --------------------   ------------------------------------------------------------
                                        1998       1997         1997        1996        1995         1994         1993
                                      --------   ---------   ----------   --------   ----------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues....................  $  1,089   $   1,071   $    1,458   $  1,509   $    1,407   $    1,390   $    1,364
  Net Income/(Loss).................  $    (52)  $     (54)  $     (142)  $    (43)  $     (206)  $     (128)  $     (159)
  Net Income per limited partnership
    unit............................  $(836.07)  $ (868.85)  $(2,311.48)  $(704.92)  $(3,344.26)  $(2,081.97)  $(2,573.77)
  Distributions per limited
    partnership unit................  $     --   $      --   $       --   $     --   $       --   $       --   $       --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)........................  $     --   $      --   $       --   $     --   $       --   $       --   $       --



                                                            SEPTEMBER 30,                      DECEMBER 31,
                                                          -----------------   -----------------------------------------------
                                                           1998      1997      1997      1996      1995      1994      1993
                                                          -------   -------   -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash Equivalents.............................  $    53   $    66   $    76   $   275   $   237   $   493   $   449
  Real Estate, Net of Accumulated Depreciation..........  $ 4,554   $ 4,719   $ 4,701   $ 4,848   $ 5,002   $ 5,110   $ 5,289
  Total Assets..........................................  $ 4,932   $ 5,068   $ 5,050   $ 5,353   $ 5,460   $ 5,842   $ 5,896
  Notes Payable.........................................  $ 6,974   $ 7,024   $ 7,012   $ 7,331   $ 7,398   $ 7,460   $ 7,515
General Partners' Capital/ (Deficit)....................  $   (53)  $   (53)  $   (53)  $   (52)  $   (52)  $   (50)  $   (49)
Limited Partners' Capital/ (Deficit)....................  $(2,176)  $(2,036)  $(2,124)  $(1,983)  $(1,940)  $(1,736)  $(1,609)
Partners' Capital (Deficit).............................  $(2,229)  $(2,089)  $(2,177)  $(2,035)  $(1,992)) $(1,786)  $(1,658)
Total Distributions.....................................  $    --   $    --   $    --   $    --   $    --   $    --   $    --
Book value per limited partnership unit.................  $(35.67)  $(33.38)  $ 34.82   $(32.51)  $(31.80)  $(28.46)  $(26.38)
Net increase (decrease) in cash and cash equivalents....  $   (23)  $  (209)  $  (199)  $    38   $  (256)  $    44   $   313
Net cash provided by operating activities...............  $    52   $   317   $   419   $   181   $   (84)  $   131   $   169
Ratio of earnings to fixed charges......................   0.89/1    0.89/1    0.78/1    0.94/1    0.71/1    0.82/1    0.78/1



                           COMPARATIVE PER UNIT DATA



     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.



                                                                              BUCCANEER
                                                                 AIMCO          TRACE
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $6.88          $    0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $8.00          $    0

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,306,000 less approximately $465,245 of deferred maintenance and investment not considered by the appraiser. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



     LACK OF AVAILABILITY OF AUDITED FINANCIAL STATEMENTS. The unaudited financial statements of Buccaneer Trace Limited Partnership have been prepared from the books and records of the Partnership in accordance with generally accepted accounting principles. An audit of the Partnership's financial statements could not be completed because the General Partner does not have sufficient audit evidence to support the historical capitalized costs of the Partnership's property, including the initial construction, which occurred in 1985. Nevertheless, the General Partner believes that such financial statements appropriately reflect the financial condition and results of operations of the Partnership for the periods presented in accordance with generally accepted accounting principles.


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2013 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.

     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.

                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .6% interest, consisting of a 0 % limited partnership interest and a .6% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty under the mortgage on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in May 2004. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's property would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.

     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $8.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $6.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 8.94% per annum, which resulted in an increase from the initial capitalization rate of 0.75%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.00%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value.....       $803,625             11.00%         $7,306,000


---------------


     (1) The total net operating income is equal to total revenues of $1,451,214, less total expenses of $585,189 and recurring replacement costs of $62,400.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $0. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. We believe that if the partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $100 per unit.



Net operating income........................................  $   804,000
Capitalization rate.........................................        11.00%
                                                              -----------
Gross valuation of partnership properties...................    7,306,000
Net Cash Shortfall..........................................      231,274
Plus: Cash and cash equivalents.............................       44,764
Plus: Other partnership assets, net of security deposits....      239,503
Less: Mortgage debt, including accrued interest.............   (7,012,127)
Less: Accounts payable and accrued expenses.................     (124,948)
Less: Other liabilities.....................................      (36,571)
Partnership valuation before taxes and certain costs........      647,895
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (485,245)
Less: Closing costs.........................................     (182,650)
                                                              -----------
Estimated net valuation of your partnership.................            0
Percentage of estimated net valuation allocated to holders
  of units..................................................          n/a
                                                              -----------
Estimated net valuation of units............................            0
          Total number of units.............................         61.0
                                                              -----------
Estimated valuation per unit................................  $         0
                                                              ===========
Cash consideration per unit.................................  $         0
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $100 by the $25 liquidation preference of each Preferred OP Unit to get 4 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by a price of $38.69 to get 2.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $0 or 0.00% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net loss of your partnership has decreased from $54,000 for the nine months ended September 30, 1997 to $52,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $100, based on a total estimated value of your partnership's property of $7,306,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $8.00 per year on the number of Preferred OP Units, or distributions of $6.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. There were no distributions with respect to your units for the fiscal year ended December 31, 1998. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2013, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                --------
Cash offer price............................................    $    100
Partnership preferred units.................................    $    100(1)
Partnership common units....................................    $    100(1)
Alternatives:
                                                                     Not
  Prices on secondary market................................    available
  Estimated liquidation proceeds............................    $    100
  Estimated going concern value.............................    $      0
  Net book value (deficit)..................................    $(64,063)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value

     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 17.5%.


     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; (vi) cash reserves; and (vii) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $0 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $64,063 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $0 per unit, going concern value of $0 per unit and liquidation value of $0 per unit. For an explanation of how Stanger determined such values see "Stanger
Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(100), $(100) and $(100). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."


ALLOCATION OF CONSIDERATION


     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. We believe that if your partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $100 per unit. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              ----------
Total Revenues..............................................  $1,532,560
Operating Expenses..........................................    (652,234)
Replacement Reserves -- Net.................................     (89,827)
Debt Service................................................    (676,101)
Capital Expenditures........................................     (39,950)
                                                              ----------
          Net Cash Flow.....................................  $   74,248
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be. In fact, actual revenues for the partnership for the year ended December 31, 1998 were less than the budget amounts.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of October and November, 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 11%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $465,245. Stanger observed that your partnership liquidation value was negative, however a minimum value of $100 was ascribed to a unit.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $804,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $20,000 per annum; (ii) cash reserves; and (iii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon:
(i) net operating income for the immediately following year capitalized at a capitalization rate of 11.25%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 40%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.7%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was negative and therefore deemed 0.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $100 per unit is equal to management's estimate of liquidation value, and reflects a $100 premium to management's estimate of going concern value of $0. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten-day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     Review of Appraisal. Stanger observed that an appraisal was prepared by Joseph J. Blake and Associates as of March 18, 1997 which estimated the fee simple market value of the property at $8,800,000. Stanger observed that such appraisal indicates that the appraiser relied primarily upon the income approach to value and secondarily on the sales comparison approach to value. The appraiser did not consider the cost approach in its final estimate of value. Stanger further observed that in performing the income approach, the appraiser estimated effective gross income at $1,478,256 and expenses, after a $200 per unit replacement reserve, at $594,287 resulting in net operating income of $883,969 which the appraiser then capitalized at a capitalization rate of 10% to derive an estimate of value of $8,839,692 which was rounded to $8,800,000. The appraiser identified sales comparables with a capitalization rate range of 10.3% to 11.5% with an average of 11.0% and utilized a 10.0% capitalization rate in the income approach.



     Stanger observed that the actual net operating income as reported by us for 1997 was $804,000 after a $300 replacement reserve or approximately $80,000 less than estimated by the appraiser. Stanger observed that utilizing the same capitalization rate utilized by the appraiser and the 1997 net operating income reported by us would result in a value of approximately $8,000,000.



     Stanger observed that in connection with Stanger's estimate of net asset value, Stanger estimated the value of the property at $7,940,000, or approximately 99.25% of the appraisal value adjusted for actual reported net operating income capitalized at 10%. Further, Stanger observed that even if Stanger had utilized the adjusted value of $8,000,000 in its analysis of net asset value, Stanger's net asset value would have been zero.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income and cash reserves for the property, a direct capitalization rate of 9.75% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt assuming a 7% interest rate. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 40% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 40% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.2% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately more than 85% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $0, $0 and $0 representing premiums (discounts) to the offer price of $100. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS

     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

                                YOUR PARTNERSHIP


GENERAL



     Buccaneer Trace Limited Partnership, is a South Carolina limited partnership which completed a private offering in 1985. Insignia acquired the general partner of your partnership in December 1990. AIMCO acquired Insignia in October 1998. There are currently a total of 56 limited partners of your partnership and a total of 61 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the [property] described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on October 31, 1985 for the purpose of owning an apartment property located in Savannah, Georgia, known as "Buccaneer Trace Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1986 and consists of 208 apartment units. There are 160 one-bedroom apartments and 48 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 91.49% in 1998, 97.12% in 1997 and 97.12% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $465,245 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, gutters and downspouts, plumbing, stairwells, drives and parking lot, landscape and irrigation, and drainage.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $558    $575    $531    $524    $522



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $106,916 of $2,993,172 of assessed valuation with a current yearly tax rate of 3.57%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 3.64% of such improvements.

PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2013 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 92% and $545, respectively, at December 31, 1998, compared to 97% and $558, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy and rental rates to improve in the near future because of the property's desirable location and planned improvements. In addition, the general partner noted that it expects to spend approximately $465,245 for capital replacements and improvements at the property in 1999 to repair and improve the property's roofing, gutters, plumbing, stairwells, parking lot, landscape and irrigation, and drainage. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.

CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $6,960,843, payable to 1st Union and Lehman, which bears interest at a rate of 8.94%. The mortgage debt is due on May 2004. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. Currently, your general partner has no outstanding loans payable to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,928,000 of limited partnership units in 1985 for $54,348 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2013 unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership are not liable to your partnership or the limited partners for any loss or damage resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, gross negligence or willful misconduct, pursuant of the authority granted to promote the interests of your partnership. Moreover, the general partners will not be liable to your partnership or limited partner because any taxing authorities disallow or adjust any deduction or credits in your partnership income tax returns. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Under your partnership's agreement of limited partnership, the general partners of your partnership are indemnified for any loss or damage resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, gross negligence or willful misconduct, pursuant of the authority granted to promote the interests of your partnership. Such indemnification includes reasonable fees and expenses of attorneys engaged by the general partners in defense of such act or omission and other reasonable costs and expenses of litigation and appeal.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $54,348. There have been no distributions since 1993.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .6% interest in your partnership, including no limited partnership units held by us and the interest held by us as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
                                                              Not
1994........................................................  available
1995........................................................    $11,480
1996........................................................     13,000
1997........................................................     15,000
1998........................................................     12,000

     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
                                                              Not
1994........................................................  available
1995........................................................  $71,380
1996........................................................   74,140
1997........................................................   73,000
1998........................................................   75,349



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

                         SELECTED FINANCIAL INFORMATION


                     OF BUCCANEER TRACE LIMITED PARTNERSHIP



     Set forth on page F1 of this Prospectus Supplement is the index to the financial statements of your partnership. You are urged to read the financial statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Buccaneer Trace Limited Partnership taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from financial information which is not included in this Prospectus Supplement. See "Index to Financial Statements."





                                                             BUCCANEER TRACE LIMITED PARTNERSHIP
                                      ----------------------------------------------------------------------------------
                                         SEPTEMBER 30,                              DECEMBER 31,
                                      -------------------   ------------------------------------------------------------
                                        1998       1997        1997        1996        1995         1994         1993
                                      --------   --------   ----------   --------   ----------   ----------   ----------
                                                             (in thousands, except per unit data)
Cash and Cash Equivalents...........  $     53   $     66   $       76   $    275   $      237   $      493   $      449
Land & Building.....................     7,951      7,876        7,918      7,825        7,749        7,639        7,607
Accumulated Depreciation............    (3,397)    (3,157)      (3,217)    (2,977)      (2,747)      (2,529)      (2,318)
Other Assets........................       325        283          273        230          221          239          158
                                      --------   --------   ----------   --------   ----------   ----------   ----------
        Total Assets................  $  4,932   $  5,068   $    5,050   $  5,353   $    5,460   $    5,842   $    5,896
                                      ========   ========   ==========   ========   ==========   ==========   ==========
Notes Payable.......................  $  6,974   $  7,024   $    7,012   $  7,331   $    7,398   $    7,460   $    7,515
Other Liabilities...................       187        133          215         57           54          168           39
                                      --------   --------   ----------   --------   ----------   ----------   ----------
        Total Liabilities...........     7,161   $  7,157   $    7,227   $  7,388   $    7,452   $    7,628   $    7,554
                                      --------   --------   ----------   --------   ----------   ----------   ----------
        Partners Capital
          (Deficit).................  $ (2,229)  $ (2,089)  $   (2,177)  $ (2,035)  $   (1,992)  $   (1,786)  $   (1,658)
                                      ========   ========   ==========   ========   ==========   ==========   ==========



                                                             BUCCANEER TRACE LIMITED PARTNERSHIP
                                      ----------------------------------------------------------------------------------
                                         FOR THE NINE
                                         MONTHS ENDED
                                         SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                      -------------------   ------------------------------------------------------------
                                        1998       1997        1997        1996        1995         1994         1993
                                      --------   --------   ----------   --------   ----------   ----------   ----------
                                                             (in thousands, except per unit data)
Rental Revenue......................  $  1,007   $  1,028   $    1,393   $  1,434   $    1,325   $    1,309   $    1,302
Other Income........................        82         43           65         75           82           81           62
                                      --------   --------   ----------   --------   ----------   ----------   ----------
        Total Revenue...............  $  1,089   $  1,071   $    1,458   $  1,509   $    1,407   $    1,390   $    1,364
                                      --------   --------   ----------   --------   ----------   ----------   ----------
Operating Expenses..................  $    401   $    361   $      596   $    491   $      560   $      464   $      445
Depreciation........................       180        180          240        230          218          211          236
Interest Expense....................       474        497          654        713          717          724          730
Property Taxes......................        86         87          110        118          118          119          112
                                      --------   --------   ----------   --------   ----------   ----------   ----------
        Total Expenses..............  $  1,141   $  1,125   $    1,600   $  1,552   $    1,613   $    1,518   $    1,523
                                      --------   --------   ----------   --------   ----------   ----------   ----------
Net loss before ordinary items......  $    (52)  $    (54)  $     (142)  $    (43)  $     (206)        (128)  $     (159)
Extraordinary Items.................        --         --           --         --           --           --           --
                                      --------   --------   ----------   --------   ----------   ----------   ----------
Net loss............................  $    (52)  $    (54)  $     (142)_ $    (43)  $     (206)  $     (128)  $     (159)
                                      ========   ========   ==========   ========   ==========   ==========   ==========
Net Income per limited partnership
  unit..............................  $(836.07)  $(886.85)  $(2,311.48)  $(704.92)  $(3,344.26)  $(2,081.97)  $(2,573.77)
                                      ========   ========   ==========   ========   ==========   ==========   ==========
Distributions per limited
  partnership unit..................  $     --   $     --   $       --   $     --   $       --   $            $       --
                                      ========   ========   ==========   ========   ==========   ==========   ==========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership incurred a net loss of $52,000 for the nine months ended September 30, 1998, compared to $54,000 for the nine months ended September 30, 1997. The decrease in net loss of $2,000 was primarily the result of an increase in revenues, coupled with a decrease in interest expense, offset by higher operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,089,000 for the nine months ended September 30, 1998, compared to $1,071,000 for the nine months ended September 30, 1997, an increase of $18,000, or 1.68%. The Partnership increased average rental rates by an average of 1.5%. However, this was offset by a decrease in occupancy of 5.63% to 91.4%. Overall, the slight increase in total revenues was due to higher laundry income, lease cancellation fees, clubhouse rentals and corporate units rentals.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $401,000 for the nine months ended September 30, 1998, compared to $361,000 for the nine months ended September 30, 1997, an increase of $40,000, or 11.08%. The increase is due to increased administrative salaries and property maintenance expenses. The Partnership incurred higher plumbing repairs and interior painting costs during 1998 as compared to 1997. Partnership Property management expenses totaled $55,000 for both periods.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $474,000 for the nine months ended September 30, 1998, compared to $497,000 for the nine months ended September 30, 1997, a decrease of $23,000, or 4.63%. This decrease is due to a lower interest rate on the debt that was refinanced during the second quarter of 1997. The expense for 1998 reflects the new debt for the entire period, whereas the 1997 amount reflects the lower expense for only one quarter.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership incurred a net loss of $142,000 for the year ended December 31, 1997, compared to a net loss of $43,000 for the year ended December 31, 1996. The increase in net loss of $99,000 was primarily the result of a decrease in revenues and an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.

     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,458,000 for the year ended December 31, 1997, compared to $1,509,000 for the year ended December 31, 1996, a decrease of $51,000, or 3.38%. This decrease is due primarily to a $14,000 increase in bad debts during 1997 due to an increase in delinquent tenants and the move-out of tenants with outstanding past due rent.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $596,000 for the year ended December 31, 1997, compared to $491,000 for the year ended December 31, 1996, an increase of $105,000 or 21.38%. The increase is primarily due to an increase in rental concessions and promotions and is also due to gutter repair and exterior painting projects undertaken at the property during 1997, with no similar projects during 1996. Management expenses totaled $73,000 for the year ended December 31, 1997, compared to $74,000 for the year ended December 31, 1996, a decrease of $1,000, or 1.35%.



     DEPRECIATION EXPENSE



     Depreciation expense increased $10,000 (4.35%) to $240,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



     INTEREST EXPENSE



     Interest expense totaled $654,000 for the year ended December 31, 1997, compared to $713,000 for the year ended December 31, 1996, a decrease of $59,000, or 8.27%. The decrease is primarily due to a lower interest rate and a reduced principal balance as a result of the refinancing of the mortgage during the second quarter of 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership incurred a net loss of $43,000 for the year ended December 31, 1996, compared to a net loss of $206,000 for the year ended December 31, 1995. The decrease in net loss of $163,000 was primarily the result of an increase in revenues and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,509,000 for the year ended December 31, 1996, compared to $1,407,000 for the year ended December 31, 1995, an increase of $102,000, or 7.25%. This increase is due primarily to an 8.3% increase in average rental rates.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $491,000 for the year ended December 31, 1996, compared to $560,000 for the year ended December 31, 1995, a decrease of $69,000 or 12.32%. This decrease is primarily due to interior and exterior maintenance projects undertaken at the property during 1996, with no similar projects during 1995. Management expenses totaled $74,000 for the year ended December 31, 1996, compared to $68,000 for the year ended December 31, 1995, an increase of $6,000, or 8.82%. The increase resulted from higher revenues as management fees are paid based on a percentage of rental revenues.

     DEPRECIATION EXPENSE



     Depreciation expense increased $12,000 (5.50%) to $230,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1996.



     INTEREST EXPENSE



     Interest expense totaled $713,000 for the year ended December 31, 1996, compared to $717,000 for the year ended December 31, 1995, a decrease of $4,000, or 0.56%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $53,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. The mortgage indebtedness was successfully refinanced during the second quarter of 1997. At September 30, 1998, the outstanding balance was $6,974,000. The mortgage requires monthly payments of approximately $56,000 until May, 2004, at which time a balloon payment of approximately $6,644,000 will be due. The note is collateralized by pledge of land and buildings and has a stated interest rate of 8.94%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 61 units of your partnership (up to 15.25 units) for consideration per unit of (i) 4.00 Preferred OP Units, (ii) 2.75 Common OP Units, or (iii) $100 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim distributions made by your partnership between

  , 1999, and the expiration of the offer. See "-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court.

While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.


FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under South Carolina law.               as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash From Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2013.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
operate, lease, manage, deal with, finance        Partnership is to conduct any business that
and refinance your partnership's property         may be lawfully conducted by a limited
for investment, capital appreciation and the      partnership organized pursuant to the
production of income. Subject to                  Delaware Revised Uniform Limited Part-
restrictions contained in your partnership's      nership Act (as amended from time to time,
agreement of limited partnership, your            or any successor to such statute) (the
partnership may do all things necessary for       "Delaware Limited Partnership Act"),
or incidental to the protection and benefit       provided that such business is to be
of your partnership, including, without           conducted in a manner that permits AIMCO to
limitation, borrowing funds and creating          be qualified as a REIT, unless AIMCO ceases
liens.                                            to qualify as a REIT. The AIMCO Operating
                                                  Partner-

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 61 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
not enter into agreements with itself or any      contribute funds or other assets to its
of its affiliates for services, except for        subsidiaries or other persons in which it
agreements for the man-                           has an equity investment,

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

agement and operations of your partnership's      and such persons may borrow funds from the
property and other such agreements set forth      AIMCO Operating Partnership, on terms and
in your partnership's agreement of limited        conditions established in the sole and
partnership. The general partner may also         absolute discretion of the general partner.
lend money to your partnership as the             To the extent consistent with the business
general partner deems necessary for the           purpose of the AIMCO Operating Partnership
payment of any partnership obligations and        and the permitted activities of the general
expenses, which loans, will be repaid with        partner, the AIMCO Operating Partnership may
interest at the rate of 1% per annum over         transfer assets to joint ventures, limited
such general partners' own cost of funds          liability companies, partnerships,
(but in no event to exceed the maximum legal      corporations, business trusts or other
rate); provided, however, that the general        business entities in which it is or thereby
partner must first make reasonable efforts        becomes a participant upon such terms and
to secure loans from an unaffiliated third        subject to such conditions consistent with
party.                                            the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized, on behalf of your partnership,        contains no restrictions on borrowings, and
to borrow funds, execute and issue mortgage       the general partner has full power and
notes and other evidences of indebtedness         authority to borrow money on behalf of the
and secure such indebtedness by mortgage,         AIMCO Operating Partnership. The AIMCO
deed of trust, pledge or other lien;              Operating Partnership has credit agreements
provided, however, that a refinancing of          that restrict, among other things, its
your partnership's property will be in the        ability to incur indebtedness.
sole discretion of the managing general
partner.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their duly authorized representative to           purpose of such demand and at such OP
review the books and records of your              Unitholder's own expense, to obtain a
partnership upon reasonable notice during         current list of the name and last known
business hours at the registered office of        business, residence or mailing address of
your partnership at such limited partners'        the general partner and each other OP
expense.                                          Unitholder.



                               Management Control


The general partner of your partnership is        All management powers over the business and
responsible for management of your                affairs of the AIMCO Operating Partnership
partnership's business and assets and have        are vested in AIMCO-GP, Inc., which is the
all rights and powers generally conferred by      general partner. No OP Unitholder has any
law or which are necessary, advisable or          right to participate in or exercise control
consistent in connection therewith, subject       or management power over the business and
to the limitations contained in your              affairs of the AIMCO Operating Partner-
partnership's agreement of limited                ship. The OP Unitholders have the right to
partnership. No limited partner has               vote on

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

the right to take part in or interfere in         certain matters described under "Comparison
any manner with the conduct or control of         of Your Units and AIMCO OP Units -- Voting
the business of your partnership or the           Rights" below. The general partner may not
right or authority to act for or bind your        be removed by the OP Unitholders with or
partnership.                                      without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or the limited partners and is        to the AIMCO Operating Partnership for
indemnified for any loss or damage resulting      losses sustained, liabilities incurred or
from any act or omission performed or             benefits not derived as a result of errors
omitted in good faith, which does not             in judgment or mistakes of fact or law of
constitute fraud, gross negligence or             any act or omission if the general partner
willful misconduct, pursuant of the author-       acted in good faith. The AIMCO Operating
ity granted to promote the interests of your      Partnership Agreement provides for
partnership. Moreover, the general partner        indemnification of AIMCO, or any director or
will not be liable to your partnership or         officer of AIMCO (in its capacity as the
the limited partner because any taxing            previous general partner of the AIMCO
authorities disallow or adjust any deduction      Operating Partnership), the general partner,
or credits in your partnership income tax         any officer or director of general partner
returns.                                          or the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner upon a vote        the business and affairs of the AIMCO
of the limited partners owning more than 50%      Operating Partnership. The general partner
of the units. A general partner may resign        may not be removed as general partner of the
at any time; provided, however that such          AIMCO Operating Partnership by the OP
resignation does not cause the default under      Unitholders with or without cause. Under the
or result in the acceleration of the payment      AIMCO Operating Partnership Agreement, the
of any loan secured by your partnership's         general partner may, in its sole discretion,
property. The affirmative vote or written         prevent a transferee of an OP Unit from
consent of all of the limited partners and        becoming a substituted limited partner
the general partner is required for the           pursuant to the AIMCO Operating Partnership
election and admission of a substitute            Agreement. The general partner may exercise
general partner. A limited partner may not        this right of approval to deter, delay or
transfer its units without the written            hamper attempts by persons to acquire a
consent of the general partner which may be       controlling interest in the AIMCO Operating
withheld in sole and absolute discretion of       Partnership. Additionally, the AIMCO
the general partner.                              Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the unanimous       set forth in the AIMCO Operating Partnership
action of the general partner to effect a         Agreement, whereby the general partner may,
ministerial change which does not materially      without the consent of the OP Unitholders,
affect the rights of the limited partners         amend the AIMCO Operating Partnership
and as required by law. All other amend-          Agreement, amendments to the AIMCO Operating
ments must be approved by the limited             Partnership Agreement require the consent of
partners owning more than 50% of the units        the holders of a majority of the outstanding
and the general partner. Limited partners         Common OP Units, excluding AIMCO and certain
owning at least 10% of the units have the         other limited exclusions (a "Majority in
power to propose amendments to your               Interest"). Amendments to the AIMCO
partnership's agreement of limited                Operating
partnership.

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Partnership Agreement may be proposed by the
                                                  general partner or by holders of a Majority
                                                  in Interest. Following such proposal, the
                                                  general partner will submit any proposed
                                                  amendment to the OP Unitholders. The general
                                                  partner will seek the written consent of the
                                                  OP Unitholders on the proposed amendment or
                                                  will call a meeting to vote thereon. See
                                                  "Description of OP Units -- Amendment of the
                                                  AIMCO Operating Partnership Agreement" in
                                                  the accompanying Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives  1/2 of 1% of the gross operating        its capacity as general partner of the AIMCO
revenue of your partnership's property as a       Operating Partnership. In addition, the
partnership administration fee. Moreover,         AIMCO Operating Partnership is responsible
the general partner or certain affiliates         for all expenses incurred relating to the
may be entitled to compensation for addi-         AIMCO Operating Partnership's ownership of
tional services rendered.                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


No limited partner, unless it is deemed to        Except for fraud, willful misconduct or
be taking part in the control of the              gross negligence, no OP Unitholder has
business, is bound by, or is personally           personal liability for the AIMCO Operating
liable for the expenses, liabilities or           Partnership's debts and obligations, and
obligation of your partnership and his            liability of the OP Unitholders for the
liability is limited solely to the amount of      AIMCO Operating Partnership's debts and
his capital contribution to your                  obligations is generally limited to the
partnership, together with the undistributed      amount of their investment in the AIMCO
share of the profits of your partnership          Operating Partnership. However, the
form time to time credited to its capital         limitations on the liability of limited
account and any money or other property           partners for the obligations of a limited
wrongfully paid or conveyed to him on             partnership have not been clearly
account of his contribution.                      established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partner-

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship's obligations to the same extent as the
                                                  general partner.



                                Fiduciary Duties


The general partner of your partnership           Unless otherwise provided for in the
possesses an overriding fiduciary obligation      relevant partnership agreement, Delaware law
to your partnership. However, the general         generally requires a general partner of a
partner is not required to devote all of its      Delaware limited partnership to adhere to
time or business efforts to the affairs of        fiduciary duty standards under which it owes
your partnership, but it must devote so much      its limited partners the highest duties of
of its time and attention to your                 good faith, fairness and loyalty and which
partnership as is necessary and advisable to      generally prohibit such general partner from
successfully manage the affairs of your           taking any action or engaging in any
partnership. In addition, any partner may         transaction as to which it has a conflict of
engage in or possess an interest in other         interest. The AIMCO Operating Partnership
business ventures of every nature and             Agreement expressly authorizes the general
description even if such ventures are             partner to enter into, on behalf of the
competitive with your partnership and are         AIMCO Operating Partnership, a right of
located in the market area or vicinity of         first opportunity arrangement and other
your partnership's property.                      conflict avoidance agreements with various
                                                  affiliates of the AIMCO Operating
In general, your partnership's agreement of       Partnership and the general partner, on such
limited partnership and the AIMCO Operating       terms as the general partner, in its sole
Partnership Agreement have limitations on         and absolute discretion, believes are
the liability of the general partner but          advisable. The AIMCO Operating Partnership
such limitations differ and provide more          Agreement expressly limits the liability of
protection for the general partner of the         the general partner by providing that the
AIMCO Operating Partnership.                      general partner, and its officers and
                                                  directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
                                                  Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the limited          AIMCO Operating Partnership       OP Unitholders have voting
partners have voting rights       Agreement, the holders of         rights only with respect to
only with respect to the          the Preferred OP Units will       certain limited matters such
following issues: sale or         have the same voting rights       as certain amendments and
conversion to condominiums        as holders of the Common OP       termination of the AIMCO
or other disposition of all       Units. See "Description of        Operating Partnership
or substantially all of the       OP Units" in the accompany-       Agreement and certain
assets of your partner-           ing Prospectus. So long as        transactions such as the
ship, amendments to your          any Preferred OP Units are        institution of bankruptcy
partnership's agreement of        outstanding, in addition to       proceedings, an assignment
limited partnership,              any other vote or consent of      for the benefit of creditors
termination of your               partners required by law or       and certain transfers by the
partnership, removal of a         by the AIMCO Operating            general partner of its
general partner, election         Partnership Agreement, the        interest in the AIMCO
and admission of a                affirmative vote or consent       Operating Partnership or the
substitute general partner        of holders of at least 50%        admission of a successor
and election of a trustee to      of the outstanding Preferred      general partner.
liquidate and distribute          OP Units will be necessary
your partnership's assets         for effecting any amendment       Under the AIMCO Operating
upon retirement of the last       of any of the provisions of       Partnership Agreement, the
remaining general partner.        the Partnership Unit              general partner has the
Each matter requires the          Designation of the Preferred      power to effect the
majority vote of the holders      OP Units that materially and      acquisition, sale, transfer,
of units for approval,            adversely affects the rights      exchange or other
except that the election of       or preferences of the             disposition of any assets of
a substitute general partner      holders of the Preferred OP       the AIMCO Operating
requires the unanimous vote       Units. The creation or            Partnership (including, but
of all limited partners and       issuance of any class or          not limited to, the exercise
the consent of the general        series of partnership units,      or grant of any conversion,
partner.                          including, without                option, privilege or
                                  limitation, any partner-          subscription right or any
A general partner may cause       ship units that may have          other right available in
the dissolution of your           rights senior or superior to      connection with any assets
partnership by retiring           the Preferred OP Units,           at any time held by the
unless, the remaining             shall not be deemed to            AIMCO Operating Partnership)
general partner, or if none,      materially adversely affect       or the merger,
all of the limited partners,      the rights or preferences of      consolidation,
agree to continue your            the holders of Preferred OP       reorganization or other
partnership and elect a           Units. With respect to the        combination of the AIMCO
successor general partner by      exercise of the above             Operating Partnership with
the affirmative vote of all       described voting rights,          or into another entity, all
of the limited partners.          each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
In general, you have greater      Preferred OP Unit.
voting rights in your                                               The general partner may
partnership than you will                                           cause the dissolution of the
have as an OP Unitholder. OP                                        AIMCO Operating Partnership
Unitholders can not remove                                          by an "event of withdrawal,"
the general partner of the                                          as defined in the Delaware
AIMCO Operating Partnership.                                        Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Net Cash from       at the rate of $0.50 per          or such portion as the
Operations are to be              Preferred OP Unit; provided,      general partner may in its
distributed no less often         however, that at any time         sole and absolute discretion
than quarterly. The dis-          and from time to time on or       determine, of Available Cash
tributions payable to the         after the fifth anniversary       (as defined in the AIMCO
partners are not fixed in         of the issue date of the          Operating Partnership
amount and depend upon the        Preferred OP Units, the           Agreement) generated by the
operating results and net         AIMCO Operating Partnership       AIMCO Operating Partnership
sales or refinancing pro-         may adjust the annual             during such quarter to the
ceeds available from the          distribution rate on the          general partner, the special
disposition of your               Preferred OP Units to the         limited partner and the
partnership's assets. No          lower of (i) 2.00% plus the       holders of Common OP Units
limited partner has the           annual interest rate then         on the record date es-
right to demand or receive        applicable to U.S. Treasury       tablished by the general
property other than cash,         notes with a maturity of          partner with respect to such
although the general partner      five years, and (ii) the          quarter, in accordance with
may distribute property           annual dividend rate on the       their respective interests
other than cash. Your             most recently issued AIMCO        in the AIMCO Operating
partnership has not made          non-convertible preferred         Partnership on such record
distributions in the past         stock which ranks on a            date. Holders of any other
and is not projected to make      parity with its Class H           Preferred OP Units issued in
distributions in 1999.            Cumulative Preferred Stock.       the
                                  Such distributions will be

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  cumulative from the date of       future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner                 are not listed                    Agreement re-

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

by such person if: (1) such       on any securities exchange.       stricts the transferability
transfer is not in                The Preferred OP Units are        of the OP Units. Until the
contravention with any of         subject to restrictions on        expiration of one year from
the provision of your part-       transfer as set forth in the      the date on which an OP
nership's agreement of            AIMCO Operating Partnership       Unitholder acquired OP
limited partnership,              Agreement.                        Units, subject to certain
including the investment                                            exceptions, such OP
representations required to       Pursuant to the AIMCO             Unitholder may not transfer
be made by each limited           Operating Partnership             all or any portion of its OP
partner, (2) such transfer        Agreement, until the              Units to any transferee
will not cause a termination      expiration of one year from       without the consent of the
of your partnership for           the date on which a holder        general partner, which
Federal income tax purposes,      of Preferred OP Units             consent may be withheld in
(3) a written assignment has      acquired Preferred OP Units,      its sole and absolute
been duly executed and            subject to certain                discretion. After the
acknowledged by the assignor      exceptions, such holder of        expiration of one year, such
and assignee, with the            Preferred OP Units may not        OP Unitholder has the right
written approval of the           transfer all or any portion       to transfer all or any
managing general partner          of its Preferred OP Units to      portion of its OP Units to
which may be withheld in the      any transferee without the        any person, subject to the
sole and absolute discretion      consent of the general            satisfaction of certain con-
of the managing general           partner, which consent may        ditions specified in the
partner, (4) the assignee         be withheld in its sole and       AIMCO Operating Partnership
represents it satisfies the       absolute discretion. After        Agreement, including the
suitability requirement           the expiration of one year,       general partner's right of
applicable to limited             such holders of Preferred OP      first refusal. See
partners, (5) the interest        Units has the right to            "Description of OP Units --
assigned is not less than         transfer all or any portion       Transfers and Withdrawals"
 1/2 unit, except in speci-       of its Preferred OP Units to      in the accompanying
fied circumstances and (6)        any person, subject to the        Prospectus.
the assignee and assignor         satisfaction of certain
satisfy other conditions set      conditions specified in the       After the first anniversary
for in your partnership's         AIMCO Operating Partner-          of becoming a holder of
agreement of limited              ship Agreement, including         Common OP Units, an OP
partnership.                      the general partner's right       Unitholder has the right,
There are no redemption           of first refusal.                 subject to the terms and
rights associated with your                                         conditions of the AIMCO
units.                            After a one-year holding          Operating Partnership
                                  period, a holder may redeem       Agreement, to require the
                                  Preferred OP Units and            AIMCO Operating Partnership
                                  receive in exchange               to redeem all or a portion
                                  therefor, at the AIMCO Oper-      of the Common OP Units held
                                  ating Partnership's option,       by such party in exchange
                                  (i) subject to the terms of       for a cash amount based on
                                  any Senior Units (as defined      the value of shares of Class
                                  below), cash in an amount         A Common Stock. See
                                  equal to the Liquidation          "Description of OP
                                  Preference of the Preferred       Units -- Redemption Rights"
                                  OP Units tendered for             in the accompanying
                                  redemption, (ii) a number of      Prospectus. Upon receipt of
                                  shares of Class A Common          a notice of redemption, the
                                  Stock of AIMCO that is equal      AIMCO Operating Partnership
                                  in Value to the Liquidation       may, in its sole and
                                  Preference of the Preferred       absolute discretion but
                                  OP Units tendered for             subject to the restrictions
                                  redemption, or (iii) for          on the ownership of Class A
                                  Preferred OP Units redeemed       Common Stock imposed under
                                  after a two-year holding          AIMCO's charter and the
                                  period, a number of shares        transfer restrictions and
                                  of Class I Preferred Stock        other limitations thereof,
                                  of AIMCO that pay an              elect to cause AIMCO to
                                                                    acquire some or all of the
                                                                    ten-

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner of your partnership receives 1/2 of 1% of the gross operating revenue of your partnership's property as a partnership administration fee from your partnership and may receive reimbursement for expenses generated in its capacity as general partner. The property manager received management fees of $74,140 in 1996, $73,000 in 1997 and $75,349 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,525 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.

                      BUCCANEER TRACE LIMITED PARTNERSHIP


                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................   F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-4
Note A -- Basis of Presentation.............................   F-4
Balance Sheet as of December 31, 1997 (unaudited)...........   F-5
Statements of Operations for the years ended December 31,
  1997 and 1996 (unaudited).................................   F-6
Statement of Changes in Partners' Deficit for years ended
  December 31, 1997 and 1996 (unaudited)....................   F-7
Statements of Cash Flows for the years ended December 31,
  1997 and 1996 (unaudited).................................   F-8
Notes to Financial Statements (unaudited)...................   F-9

                      BUCCANEER TRACE LIMITED PARTNERSHIP

                      CONDENSED BALANCE SHEET (UNAUDITED)

                                 (IN THOUSANDS)

                               SEPTEMBER 30, 1998

                                     ASSETS

Cash and cash equivalents...................................             $    53
Receivables and deposits....................................                 117
Restricted escrows..........................................                 138
Other assets................................................                  70
Investment Property:
  Land......................................................  $   727
  Building and related personal property....................    7,224
                                                              -------
                                                                7,951
  Less Accumulated depreciation.............................   (3,397)     4,554
                                                              -------    -------
          Total Assets......................................             $ 4,932
                                                                         =======

                       LIABILITIES AND PARTNERS' DEFICIT

Accounts payable and accrued liabilities....................             $   187
Notes payable...............................................               6,974
Partners' Deficit...........................................              (2,229)
                                                                         -------
          Total Liabilities and Partners' Deficit...........             $ 4,932
                                                                         =======

                             See accompanying note

                      BUCCANEER TRACE LIMITED PARTNERSHIP

                 CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
                                 (IN THOUSANDS)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               1998       1997
                                                              ------     ------
Revenues:
  Rental income.............................................  $1,007     $1,028
  Other income..............................................      82         43
                                                              ------     ------
          Total Revenues....................................   1,089      1,071
Expenses:
  Operating expenses........................................     401        361
  Depreciation expense......................................     180        180
  Interest expense..........................................     474        497
  Property tax expense......................................      86         87
                                                              ------     ------
          Total Expenses....................................   1,141      1,125
                                                              ------     ------
          Net Loss..........................................  $  (52)    $  (54)
                                                              ======     ======

                             See accompanying note

                      BUCCANEER TRACE LIMITED PARTNERSHIP


                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                              1998       1997
                                                              -----    --------
Operating Activities:
  Net loss..................................................  $(52)    $   (54)
  Adjustments to reconcile net loss to net cash provided by
     operating activities
     Depreciation and amortization..........................   185         184
     Changes in accounts:
       Receivables and deposits and other assets............   (53)        111
       Accounts payable and accrued expenses................   (28)         76
                                                              ----     -------
          Net cash provided by operating activities.........    52         317
                                                              ----     -------
Investing Activities:
  Property improvements and replacements....................   (33)        (51)
  Net decrease in restricted escrows........................    (4)        (96)
                                                              ----     -------
          Net cash used in investing activities.............   (37)       (147)
Financing Activities:
  Payments on mortgage......................................   (38)     (7,347)
  Proceeds from refinancing.................................    --       7,040
  Loan costs................................................    --         (72)
                                                              ----     -------
          Net cash used in financing activities.............   (38)       (379)
                                                              ----     -------
          Net decrease in cash and cash equivalents.........   (23)       (209)
  Cash and cash equivalents at beginning of year............    76         275
                                                              ----     -------
  Cash and cash equivalents at end of period................  $ 53     $    66
                                                              ====     =======


NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited financial statements of Buccaneer Trace Limited Partnership as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.

     The financial statements should be read in conjunction with the unaudited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

                      BUCCANEER TRACE LIMITED PARTNERSHIP

                           BALANCE SHEET (UNAUDITED)
                               DECEMBER 31, 1997
                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                     ASSETS

Cash and cash equivalents...................................            $    76
Receivables and deposits....................................                 66
Restricted escrows..........................................                134
Other assets................................................                 73
Investment property (Notes B and D)
  Land......................................................  $   727
  Buildings and related personal property...................    7,191
                                                              -------
                                                                7,918
  Less accumulated depreciation.............................   (3,217)    4,701
                                                              -------   -------
                                                                        $ 5,050
                                                                        =======

                       LIABILITIES AND PARTNERS' DEFICIT

Liabilities
  Accounts payable and other accrued liabilities............            $   184
  Tenant security deposit liability.........................                 31
  Mortgage note payable (Notes B and D).....................              7,012
                                                                        -------
                                                                          7,227
Partners' deficit
  General partners..........................................  $   (53)
  Limited partners (61 units issued and outstanding)........   (2,124)   (2,177)
                                                              -------   -------
                                                                        $ 5,050
                                                                        =======

                             See accompanying notes

                      BUCCANEER TRACE LIMITED PARTNERSHIP

                      STATEMENTS OF OPERATIONS (UNAUDITED)
                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997           1996
                                                              -----------     ---------
Revenues
  Rental income.............................................  $    1,393      $  1,434
  Other income..............................................          65            75
                                                              ----------      --------
                                                                   1,458         1,509
Expenses
  Operating.................................................  $      596      $    491
  Depreciation..............................................         240           230
  Interest..................................................         654           713
  Property taxes............................................         110           118
                                                              ----------      --------
                                                                   1,600         1,552
                                                              ----------      --------
          Net loss..........................................  $     (142)     $    (43)
                                                              ==========      ========
Net loss allocated to general partners (1%).................          (1)           --
Net loss allocated to limited partners (99%)................        (141)          (43)
                                                              ----------      --------
                                                              $     (142)     $    (43)
                                                              ==========      ========
          Net loss per limited partnership unit.............  $(2,311.48)     $(704.92)
                                                              ==========      ========

                             See accompanying notes

                      BUCCANEER TRACE LIMITED PARTNERSHIP

             STATEMENT OF CHANGES IN PARTNERS' DEFICIT (UNAUDITED)
                                 (IN THOUSANDS)

                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   -------
Deficit at December 31, 1995................................    $(52)    $(1,940)   $(1,992)
  Net loss for the year ended December 31, 1996.............      --         (43)       (43)
                                                                ----     -------    -------
Deficit at December 31, 1996................................     (52)     (1,983)    (2,035)
  Net loss for the year ended December 31, 1997.............      (1)       (141)      (142)
                                                                ----     -------    -------
Deficit at December 31, 1997................................    $(53)    $(2,124)   $(2,177)
                                                                ====     =======    =======

                             See accompanying notes

                      BUCCANEER TRACE LIMITED PARTNERSHIP

                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1997       1996
                                                              -------     ----
Cash flows from operating activities
  Net loss..................................................  $  (142)    $(43)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................      240      230
     Amortization of loan costs.............................        7       --
     Change in accounts:
       Receivables and deposits and other assets............      156       (9)
       Accounts payable and other liabilities...............      158        3
                                                              -------     ----
          Net cash provided by operating activities.........      419      181
Cash flows from investing activities
  Property improvements and replacements....................      (93)     (76)
  Net deposits to restricted escrows........................     (134)      --
                                                              -------     ----
          Net cash used in investing activities.............     (227)     (76)
Cash flows from financing activities
  Principal payments on mortgage note payable...............   (7,359)     (67)
  Proceeds from refinancing mortgage note payable...........    7,040       --
  Payment of loan costs.....................................      (72)      --
                                                              -------     ----
          Net cash used in financing activities.............     (391)     (67)
                                                              -------     ----
  Net increase (decrease) in cash and cash equivalents......     (199)      38
  Cash and cash equivalents at beginning of year............      275      237
                                                              -------     ----
  Cash and cash equivalents at end of year..................  $    76     $275
                                                              =======     ====
Supplemental disclosure of cash flow information
  Cash paid for interest....................................  $   602     $713
                                                              =======     ====

                             See accompanying notes

                      BUCCANEER TRACE LIMITED PARTNERSHIP

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                               DECEMBER 31, 1997

NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The limited partnership was organized for the purpose of acquiring, owning and operating the Buccaneer Trace Apartments in Savannah, Georgia. Sixty-one units of limited partnership interests, a managing general partner interest and a non-managing general partner interest were issued. The Partnership shall terminate on December 31, 2013, unless terminated sooner, pursuant to the agreement.

  Investment Property

     Investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the years ended December 31, 1997 or 1996.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Risks and Uncertainties

     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.

  Cash and Cash Equivalents

     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

  Fair Value of Financial Instruments

     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long-term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.

  Loan Costs

     Loan costs incurred with the financing of long-term debt are amortized on a straight-line basis over the life of the debt.

  Tenant Security Deposits

     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.

                      BUCCANEER TRACE LIMITED PARTNERSHIP

  Partnership Allocations

     Net income or losses are allocated 99% to the limited partners and 1% to the general partners in accordance with the partnership agreement. Distributions of available cash (cash-flow) or proceeds from financing or sale of the property are allocated among the general and limited partners in accordance with the partnership agreement.

  Leases

     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.

  Advertising Costs

     The Partnership expenses the costs of advertising as incurred.

  Depreciation

     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.

  Restricted Escrows

     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property.

NOTE B -- MORTGAGE NOTE PAYABLE

     Mortgage note payable consists of the following:

                                                              (IN THOUSANDS)
                                                              --------------
Mortgage note payable to a lending institution bearing
  interest of 8.94% per annum. Monthly payments of principal and interest of approximately $56,000 are due through
  April 2004, with a balloon payment of approximately
  $6,644,000 due in May 2004................................      $7,012
                                                                  ======

     The Partnership's indebtedness matured in December 1996. In April 1997, the Partnership successfully refinanced the mortgage note payable, capitalizing loan costs of approximately $72,000 associated with the refinancing.

     Principal maturities of the mortgage note payable at December 31, 1997 are as follows (in thousands):

1998........................................................  $   51
1999........................................................      56
2000........................................................      61
2001........................................................      67
2002........................................................      73
Thereafter..................................................   6,704
                                                              ------
                                                              $7,012
                                                              ======

     The apartment property is pledged as collateral on the mortgage notes.

                      BUCCANEER TRACE LIMITED PARTNERSHIP

NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership has no employees and is dependent on its managing general partner and its affiliates for the administration and management of all partnership activities. Affiliates of Insignia Financial Group, Inc. ("Insignia"), who is an affiliate of the managing general partner of Buccaneer Trace Limited Partnership, provide property management and asset management services to the Partnership.

     The following items were incurred with Insignia and its affiliates (in thousands):

                                                              1997   1996
                                                              ----   ----
Property management fees....................................  $73    $74
Reimbursement for investor services, asset management and
  partnership accounting....................................   15     13

NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP
                                 (IN THOUSANDS)

                                                                       BUILDINGS AND
                                                                          RELATED      COST CAPITALIZED
                                                                         PERSONAL       SUBSEQUENT TO
DESCRIPTION                                      ENCUMBRANCES   LAND     PROPERTY        ACQUISITION
-----------                                      ------------   ----   -------------   ----------------
Buccaneer Trace Apts.
  Savannah, Georgia............................     $7,012      $727      $6,798             $393

                         GROSS AMOUNT AT WHICH CARRIED
                                 (IN THOUSANDS)

                                            BUILDINGS AND
                                               RELATED
                                              PERSONAL               ACCUMULATED      DATE     DEPRECIABLE
DESCRIPTION                          LAND     PROPERTY      TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
-----------                          ----   -------------   ------   ------------   --------   -----------
Buccaneer Trace....................  $727      $7,191       $7,918      $3,217       04/80        5-30

     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.

     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):

                                                               1997     1996
                                                              ------   ------
Investment Property
  Balance at beginning of year..............................  $7,825   $7,749
  Property improvements.....................................      93       76
                                                              ------   ------
          Balance at end of year............................  $7,918   $7,825
                                                              ======   ======
Accumulated Depreciation
  Balance at beginning of year..............................  $2,977   $2,747
  Additions charged to expense..............................     240      230
                                                              ------   ------
          Balance at end of year............................  $3,217   $2,977
                                                              ======   ======

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 and 1996 is $7,918,000 and $7,825,000,
respectively. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 and 1996 is $5,372,000 and $5,021,000, respectively.

                      BUCCANEER TRACE LIMITED PARTNERSHIP

NOTE E -- INCOME TAXES

     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except per unit data):

                                                                 1997         1996
                                                              ----------   ----------
Net loss as reported........................................  $     (142)  $      (43)
Deduct:
  Depreciation differences..................................        (110)        (113)
  Other.....................................................          52           --
                                                              ----------   ----------
Federal taxable loss........................................  $     (200)  $     (156)
                                                              ==========   ==========
Federal taxable loss per limited partnership unit...........  $(3,245.90)  $(2,531.80)
                                                              ==========   ==========

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities at December 31, 1997 (in thousands):

Net deficit as reported.....................................  $(2,177)
Accumulated depreciation....................................   (2,155)
Other.......................................................       53
Syndication fees............................................      371
                                                              -------
          Net deficit -- tax basis..........................  $(3,908)
                                                              =======

NOTE F -- SUBSEQUENT EVENT

     On March 17, 1998, Insignia entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the general partner of the Partnership and the company that manages the Partnership.

           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed the merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

                                                                      APPENDIX A

                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Buccaneer Trace Limited Partnership


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Buccaneer Trace Limited Partnership (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $100 in cash, or 2.75 Common OP Units of the Purchaser, or 4.00 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report on period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.


     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, Special Limited Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.

     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910

                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                        Burgundy Court Associates, L.P.

                        in exchange for your choice of:

          3,437.50 of our 8.0% Class Two Partnership Preferred Units;


                  2,221.25 of our Partnership Common Units; or


                                $85,934 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $43,313 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Burgundy
    Court Associates, L.P......................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25



                                                  PAGE
                                                  -----
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48

                                                  PAGE
                                                  -----
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Prorations...................................    S-59
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69



                                                  PAGE
                                                  -----
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques - Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,615,000, less approximately $150,505 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2008 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages [one property] to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $6,875 per year on the number of Preferred OP Units, or distributions of $5,553.13 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $4,000 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,643,016 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November, 2002 and require balloon payments of $2,643,016. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $4,000 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $6,875 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $4,000 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $5,553.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   800,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership property.....................  $ 7,615,000
Plus: Cash and cash equivalents.............................      300,451
Plus: Other partnership assets, net of security deposits....      418,834
Less: Mortgage debt, including accrued interest.............   (3,340,138)
Less: Accounts payable and accrued expenses.................      (18,355)
Less: Other liabilities.....................................      (64,372)
                                                              -----------
Partnership valuation before taxes and certain costs........    4,911,420
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (150,505)
Less: Closing costs.........................................     (190,375)
                                                              -----------
Estimated net valuation of your partnership.................    4,570,540
Percentage of estimated net valuation allocated to holders
  of units..................................................        94.01%
                                                              -----------
Estimated net valuation of units............................    4,296,707
          Total number of units.............................         50.0
                                                              -----------
Estimated valuation per unit................................  $    85,934
                                                              ===========
Cash consideration per unit.................................  $    85,934
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $85,934 by the $25 liquidation preference of each Preferred OP Unit to get 3,437.50 Preferred OP Units per unit.

     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $85,934 by a price of $38.69 to get 2,221.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................   $ 85,934
Partnership Preferred Units.................................   $ 85,934
Partnership Common Units....................................   $ 85,934
Alternatives:
                                                                    Not
  Prices on secondary market................................   available
  Estimated liquidation proceeds............................   $ 85,934
  Estimated going concern value.............................   $ 78,985
  Alternative going concern value(1)........................   $ 79,855
  Net book value (deficit)..................................   $(10,301)


---------------


(1) Assumes sale of properties when balloon payments are due instead of refinancing the mortgages.

STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Burgundy Court Associates, L.P. is a Delaware limited partnership which was formed on January 31, 1995 for the purpose of owning and operating an apartment property located in Cincinnati, Ohio, known as "Burgundy Court Apartments." Burgundy Court Apartments consists of 234 units and was built in 1969. Your partnership has no employees. As of December 31, 1998, there were 50 units of limited partnership interest issued and outstanding, which were held of record by 53 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $1,850,000 of limited partnership units in 1985. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $4,000 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December, 2008, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $3,123,002, payable to Bank of America, which bears interest at the rate of 7.60%. The mortgage debt is due in November, 2002. Your partnership also has a second mortgage note outstanding of $112,855, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 3,437.50 of our Class Two Partnership Preferred Units;



     - 2,221.25 of our Partnership Common Units; or



     - $85,934 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 50 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 3,437.50 Preferred OP Units, 2,221.25 Common OP Units, or $85,934 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $85,934 in cash, 3,437.50 Preferred OP Units or 2,221.25 Common OP Units. Both your units and the

OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $85,934.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner of your partnership receives a monthly fee equal to 1% of the gross collected income from your partnership's property as an administrative service fee from your partnership and may be reimbursed for expenses generated in that capacity. The property manager received management fees of $76,344 in 1996, $79,518 in 1997 and $82,495 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the manager of your partnership's property.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,074,175 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

        SUMMARY FINANCIAL INFORMATION OF BURGUNDY COURT ASSOCIATES, L.P.



     The summary financial information of Burgundy Court Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Burgundy Court Associates, L.P. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is derived from the audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                        BURGUNDY COURT ASSOCIATES, L.P.



                                          FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA:
  Total Revenues......................  $1,252,000   $1,195,000   $1,616,000   $1,547,000   $1,475,000   $1,419,000   $1,389,000
  Net Income..........................     298,000      249,000      282,000      238,000      228,000      100,000      125,000
  Net income per limited partnership
    unit..............................    5,900.40     4,930.20     5,583.60     4,712.40     4,514.40     1,980.00     2,475.00
  Distributions per limited
    partnership unit..................    3,960.00     3,960.00     3,960.00     6,435.00     2,752.20     6,039.00     2,237.40
  Distributions per limited
    partnership unit (which represent
    a return of capital)..............          --           --           --           --           --           --           --



                                             SEPTEMBER 30,                                 DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents...........  $  571,000   $  466,000   $  500,000   $  481,000   $  520,000   $  689,000   $  785,000
  Real Estate, Net of Accumulated
    Depreciation......................   1,857,000    1,919,000    1,901,000    1,953,000    2,026,000    1,933,000    1,939,000
  Total Assets........................   2,869,000    2,848,000    2,887,000    2,879,000    3,009,000    3,052,000    3,247,000
  Notes Payable.......................   3,132,000    3,208,000    3,197,000    3,268,000    3,333,000    3,392,000    3,446,000
  Partners' Deficit...................    (417,000)    (547,000)    (515,000)    (598,000)    (510,000)    (598,000)    (396,000)
  Total Distributions.................     200,000      200,000      200,000      325,000      140,000      305,000      113,000
  Net increase (decrease) in cash and
    cash equivalents..................      71,000      (15,000)      19,000      (39,000)    (121,000)     (98,000)     107,000
  Net cash provided by operating
    activities........................     455,000      361,000      453,000      484,000      396,000      499,000      445,000
  Ratio of earnings to fixed
    charges...........................      2.43/1       2.17/1       1.95/1       1.79/1       1.74/1       1.33/1       1.41/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING      BURGUNDY COURT
                                                              PARTNERSHIP    ASSOCIATES, L.P.
                                                              ------------   ----------------
                                                               YEAR ENDED       YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1998
                                                              ------------   ----------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $5,553.13          $4,000
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $6,875.00          $4,000

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,615,000, less approximately $150,505 of deferred maintenance and investment. It is possible, that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2008 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $6,875 per year on the number of Preferred OP Units, or distributions of $5,553 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $4,000 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,643,016 of balloon payments due on its mortgage debt in November, 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest, consisting of a 0% limited partnership interest and a .992% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal balance of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $249,000 for the nine months ended September 30, 1997, to $298,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on November, 2002 and require balloon payments totaling $2,643,016. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered


     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require an affirmative vote by holders of a majority of the outstanding limited partnership units. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $4,000 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $6,875 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $4,000 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $5,553.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $799,576             10.50%         $7,615,010


---------------


     (1) The total net operating income is equal to total revenues of $1,595,828 less total expenses of $726,052 and recurring replacement costs of $70,200.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $4,570,540. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 94.01% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $    800,000
Capitalization rate.........................................         10.50%
                                                              ------------
Gross valuation of partnership properties...................  $  7,615,000
Plus: Cash and cash equivalents.............................       300,451
Plus: Other partnership assets, net of security deposits....       418,834
Less: Mortgage debt, including accrued interest.............    (3,340,138)
Less: Accounts payable and accrued expenses.................       (18,355)
Less: Other liabilities.....................................       (64,372)
                                                              ------------
Partnership valuation before taxes and certain costs........     4,911,420
Less: Disposition fees......................................             0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................      (150,505)
Less: Closing costs.........................................      (190,375)
                                                              ------------
Estimated net valuation of your partnership.................     4,570,540
Percentage of estimated net valuation allocated to holders
  of units..................................................         94.01%
                                                              ------------
Estimated net valuation of units............................     4,296,707
          Total number of units.............................          50.0
                                                              ------------
Estimated valuation per unit................................        85,934
                                                              ============
Cash consideration per unit.................................  $     85,934
                                                              ============



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $85,934 by the $25 liquidation preference of each Preferred OP Unit to get 3,437.50 Preferred OP Units per unit.

     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $85,934 by a price of $38.69 to get 2,221.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $4,570,540 or .80% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $249,000 for the nine months ended September 30, 1997 to $298,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $85,934, based on a total estimated value of your partnership's property of $7,615,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $6,875 per year on the number of Preferred OP Units, or distributions of $5,553.13 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $4,000. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $ 85,934
Partnership preferred units.................................  $ 85,934(1)
Partnership common units....................................  $ 85,934(1)
Alternatives:
                                                                   Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $ 85,934
  Estimated going concern value.............................  $ 78,985
  Net book value (deficit)..................................  $(10,301)
  Alternative going concern value...........................  $ 79,855(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 18%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; (vi) cash reserves and (vii) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $78,985 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in 2002. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $79,855 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is only $10,301 and is substantially below the offer price. Net book deficit would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $87,659 per unit, going concern value of $80,360 per unit and liquidation value of $84,463 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion --

Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $1,725, $(5,574) and $(1,471). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 94.01% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                               BURGUNDY
                                                                COURT
                                                              ----------
Total Revenues..............................................  $1,686,986
Operating Expenses..........................................    (765,765)
Replacement Reserves -- Net.................................    (188,521)
Debt Service................................................    (354,180)
Capital Expenditures........................................      (7,600)
                                                              ----------
          Net Cash Flow.....................................  $  370,920
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership: (i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $150,505. Stanger observed that your partnership liquidation value of $4,570,540 was allocated 94.01% to the limited partners and was divided by the total units outstanding of 50 to provide the liquidation value per unit of $85,934.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $800,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $50,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 18%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of approximately 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 50 to achieve management's estimate of going concern value of $78,985 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $85,934 per unit is equal to management's estimate of liquidation value, and reflects a 8.8% premium to management's estimate of going concern value of $78,985. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten-day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 11.0%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value on the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 18% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 18% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, 13% (as described above), plus 500 basis points reflecting the additional risk associated with mortgage debt equal to more than 40% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimates of net asset value, going concern value and liquidation value per unit were $87,659, $80,360, and $84,463 representing premiums (discounts) to the offer price of 2.0%, (6.5%) and (1.7%). See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.


     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

                                YOUR PARTNERSHIP


GENERAL



     Burgundy Court Associates, L.P., is a Delaware limited partnership which completed a private offering in 1985. Insignia acquired the general partner of your partnership in 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 53 limited partners of your partnership and a total of 50 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on January 31, 1985 for the purpose of owning an apartment property located in Cincinnati,Ohio, known as "Burgundy Court Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1960 and consists of 234 apartment units. There are 32 one-bedroom apartments, 140 two-bedroom apartments and 62 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 94.47% in 1998, 94.44% in 1997 and 94.44% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations or improvements for 1999 total $150,505 and are intended to be paid for out of cash flow or borrowings. Major renovation items include electrical, sidewalks, exterior lighting, landscape and irrigation, and drainage.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $549    $523    $499    $479    $470



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $124,349 of $2,285,710 of assessed valuation with a current yearly tax rate of 5.44%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 5.71% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2015 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 95% and $562, respectively, at December 31, 1998, compared to 94% and $549, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because of improving market conditions. In addition, the general partner noted that it expects to spend approximately $150,505 for capital improvements at the property in 1999 to repair and improve the property's electrical, sidewalks, exterior lighting, landscape and irrigation and cleaning. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $3,123,002, payable to Bank of America, which bears interest at a rate of 7.60%. The mortgage debt is due in November 2002. Your partnership also has a second mortgage note outstanding of $112,855 on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,850,000 of limited partnership units in 1985 for $30,328 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership is not liable to your partnership or any other partner for any mistakes or errors in judgment or for any act or omission believed by the general partner in good faith to be within the scope of authority conferred upon it by your partnership's agreement of limited partnership. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is owned by AIMCO. See "Conflicts of Interest." The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will, to the extent permitted by law, indemnify and save harmless the general partner, against and from any personal loss, liability (including attorneys' fee) or damage incurred by them as a result of any act or omission in its capacity as general partner unless such loss, liability or damage results from gross negligence or willful misconduct of the general partner. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $30,328.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1993..................................  $ 2,273          1,136                 0                28,409
1994..................................    6,061          3,030                 0                75,758
1995..................................    2,800          1,400                 0                35,000
1996..................................    6,500          3,250                 0                81,250
1997..................................    4,000          2,000                 0                50,000
1998..................................    4,000          2,000                 0                50,000
                                        -------        -------                 --             --------
          Total.......................   25,634         12,816                 0               320,417


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest in your partnership as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1995........................................................    $44,298
1996........................................................    $42,194
1997........................................................    $42,463
1998........................................................    $30,398



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1995........................................................  $72,215
1996........................................................  $76,344
1997........................................................  $79,518
1998........................................................  $82,945



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                                BURGUNDY COURT ASSOCIATES, L.P.
                                -----------------------------------------------------------------------------------------------
                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....  $   571,000   $   466,000   $   500,000   $   481,000   $   567,000   $   689,000   $   785,000
Land & Building...............    5,624,000     5,485,000     5,525,000     5,386,000     5,279,000     4,972,000     4,681,000
Accumulated Depreciation......   (3,767,000)   (3,576,000)   (3,624,000)   (3,433,000)   (3,263,000)   (3,039,000)   (2,742,000)
Other Assets..................      441,000       463,000       486,000       445,000       416,000       430,000       523,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 2,869,000   $ 2,848,000   $ 2,887,000   $ 2,879,000   $ 3,009,000   $ 3,052,000   $ 3,247,000
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 3,132,000   $ 3,208,000   $ 3,197,000   $ 3,268,000   $ 3,333,000   $ 3,392,000   $ 3,446,000
Other Liabilities.............      154,000       187,000       205,000       209,000       186,000       269,000       195,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 3,286,000   $ 3,395,000   $ 3,402,000   $ 3,477,000   $ 3,519,000   $ 3,651,000   $ 3,641,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners Deficit......  $  (417,000)  $  (547,000)  $  (515,000)  $  (598,000)  $  (510,000)  $  (599,000)  $  (396,000)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                             BURGUNDY COURT ASSOCIATES, L.P.
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED                                  FOR THE YEAR ENDED
                                      SEPTEMBER 30,                                 DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $1,182,000   $1,141,000   $1,542,000   $1,469,000   $1,401,000   $1,346,000   $1,326,000
Other Income...................      70,000       54,000       74,000       78,000       74,000       73,000       63,000
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenue..........  $1,252,000   $1,195,000   $1,616,000   $1,547,000   $1,475,000   $1,419,000   $1,389,000
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............  $  465,000   $  467,000   $  670,000   $  663,000   $  572,000   $  565,000   $  527,000
General & Administrative.......      41,000       35,000       52,000       50,000       53,000       55,000       57,000
Depreciation...................     143,000      143,000      191,000      181,000      214,000      297,000      275,000
Interest Expense...............     209,000      212,000      297,000      303,000      308,000      299,000      305,000
Property Taxes.................      96,000       89,000      124,000      112,000      100,000      103,000      100,000
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........  $  954,000   $  946,000   $1,334,000   $1,309,000   $1,247,000   $1,319,000   $1,264,000
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income.....................  $  298,000   $  249,000   $  282,000   $  238,000   $  228,000   $  100,000   $  125,000
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income per limited
  partnership unit.............  $ 5,900.40   $ 4,930.20   $ 5,583.60   $ 4,712.40   $ 4,514.40   $ 1,980.00   $ 2,475.00
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............  $ 3,960.00   $ 3,960.00   $ 3,960.00   $ 6,435.00   $ 2,772.00   $ 6,000.00   $ 2,237.40
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $298,000 for the nine months ended September 30, 1998, compared to $249,000 for the nine months ended September 30, 1997. The increase in net income of $49,000 was primarily the result of an increase in revenues, partially offset by an increase in general and administrative and property tax expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,252,000 for the nine months ended September 30, 1998, compared to $1,195,000 for the nine months ended September 30, 1997, an increase of $57,000, or 4.8%. The Partnership increased rental rates by an average of 4.5%, while occupancy decreased 0.5% to 95%. The increase in Other Income of $16,000 was due primarily to higher interest income, resulting from increases in the average cash balances on hand.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $465,000 for the nine months ended September 30, 1998, compared to $467,000 for the nine months ended September 30, 1997, a decrease of $2,000. Partnership Property management expenses totaled $62,000 for the nine months ended September 30, 1998, compared to $59,000 for the nine months ended September 30, 1997, an increase of $3,000. This increase is primarily the result of the increase in rental revenues, as management fees are calculated based on a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses increased $6,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This increase is due primarily to higher partnership administrative expenses and asset management fees.



     PROPERTY TAX EXPENSE



     Property tax expense totaled $96,000 for the nine months ended September 30, 1998, compared to $89,000 for the nine months ended September 30, 1997, an increase of $7,000. This increase is due to a estimated increase in the property tax assessment for 1998.



BURGUNDY COURT



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your partnership recognized net income of $282,771 for the year ended December 31, 1997, compared to $237,063 for the year ended December 31, 1996. The increase in net income of $45,708, or 19.3% was primarily the result of increased revenues due to rental rate increases during 1997. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,616,282 for the year ended December 31, 1997, compared to $1,546,366 for the year ended December 31, 1996, an increase of $69,916, or 4.5%. The Partnership increased rental rates by an average of 5% which was partially offset by a decrease in occupancy of 1.3% to 96%.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $669,873 for the year ended December 31, 1997, compared to $663,184 for the year ended December 31, 1996, an increase of $6,689 or 1.0%. Management expenses totaled $79,518 for the year ended December 31, 1997, compared to $76,344 for the year ended December 31, 1996, an increase of $3,174, or 4.2% due to increased rental revenue as management fees are based on a percentage of revenue. Advertising and rental expenses increased by $5,000, mainly attributable to a $1,300 increase in resident relations gatherings, a $1,600 increase in newspaper advertising and a $1,300 increase in concessions.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $52,232 for the year ended December 31, 1997 compared to $50,169 for the year ended December 31, 1996, an increase of $2,063 or 4.1%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $292,624 for the year ended December 31, 1997, compared to $302,991 for the year ended December 31, 1996, a decrease of $6,367, or 2.1%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your partnership recognized net income of $237,063 for the year ended December 31, 1996, compared to $227,738 for the year ended December 31, 1995, an increase in net income of $9,325, or 4.1%.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,546,366 for the year ended December 31, 1996, compared to $1,475,376 for the year ended December 31, 1995, an increase of $70,990, or 4.8%. The partnership increased rental rates by an average of 4.8% while occupancy rates remained consistent at 95%. Additional increases in other income of $3,509 to $77,679 was due to higher cleaning and damage fees, lease cancellation fees and pet fees.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $663,184 for the year ended December 31, 1996, compared to $572,345 for the year ended December 31, 1995, an increase of $90,839 or 15.9%. The increase is due primarily to an exterior property improvement maintenance project during 1996. Management expenses totaled $76,344 for the year ended December 31, 1996, compared to $72,215 for the year ended December 31, 1995, for the year ended December 31, 1995, an increase of $4,129, or 5.7%. The increase is due primarily to the increased revenue considering management fees are based on a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $50,169 for the year ended December 31, 1996 compared to $53,039 for the year ended December 31, 1995, a decrease of $2,870 or 5.4%. The decrease is primarily due to audit fees.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $302,991 for the year ended December 31, 1996, compared to $308,410 for the year ended December 31, 1995, a decrease of $5,419, or 1.8%. This decrease is due to a lower outstanding balance on mortgage indebtedness due to principal payments made during the period.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $571,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, was $3,132,000. The mortgages require monthly payments of approximately $28,800 until November 2002, at which time a balloon payment of approximately $2,872,740 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.60%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 50 units of your partnership (up to 12 units) for consideration per unit of (i) 3437.50 Preferred OP Units, (ii) 2,221.25 Common OP Units, or (iii) $85,934 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Distributable Cash (as defined in your            Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2008.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
develop, operate, lease, manage and hold for      Partnership is to conduct any business that
investment and the production of income your      may be lawfully conducted by a limited
partnership's property. Subject to                partnership organized pursuant to the
restrictions contained in your partnership's      Delaware Revised Uniform Limited Part-
agreement of limited partnership, your            nership Act (as amended from time to time,
partnership may perform all acts necessary        or any successor to such statute) (the
or appropriate in connection therewith and        "Delaware Limited Partnership Act"),
reasonably related thereto, including             provided that such business is to be
acquiring or borrowing money and creating         conducted in a manner that permits AIMCO to
liens.                                            be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 50 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner, in connection with the       The AIMCO Operating Partnership may lend or
management of your partnership, are               contribute funds or other assets to its
authorized to acquire goods from or utilize       subsidiaries or other persons in which it
the services of affiliates; pro-                  has an equity investment,

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

vided that the terms and conditions of such       and such persons may borrow funds from the
dealing are as favorable as could reasonably      AIMCO Operating Partnership, on terms and
be obtained from third parties offering           conditions established in the sole and
similar goods and services of similar             absolute discretion of the general partner.
quality and reliability. Your partnership         To the extent consistent with the business
may borrow money on commercially reasonable       purpose of the AIMCO Operating Partnership
terms from one or more of the partners            and the permitted activities of the general
without notification to any of the other          partner, the AIMCO Operating Partnership may
partners and all or a portion of your             transfer assets to joint ventures, limited
partnership's property may be conveyed as         liability companies, partnerships,
security for any such indebtedness; pro-          corporations, business trusts or other
vided, however, that loans from limited           business entities in which it is or thereby
partners may be made only to the extent           becomes a participant upon such terms and
allowed by applicable law. The time and           subject to such conditions consistent with
amount of the repayment on any loan from a        the AIMCO Operating Partnership Agreement
partner will be in the sole discretion of         and applicable law as the general partner,
the general partner but the principal and         in its sole and absolute discretion,
interest will be paid in full prior to any        believes to be advisable. Except as
distribution of funds to the partners unless      expressly permitted by the AIMCO Operating
such loans contain a specific provision to        Partnership Agreement, neither the general
the contrary and such lending partner will        partner nor any of its affiliates may sell,
be considered an unrelated creditor with          transfer or convey any property to the AIMCO
respect to such loan to the extent allowed        Operating Partnership, directly or
by applicable law. Loans from the general         indirectly, except pursuant to transactions
partner and their affiliates will accrue          that are determined by the general partner
interest at the greater of 2 1/2% over the        in good faith to be fair and reasonable.
prime interest rate charged by the Third
National Bank in Nashville, or the actual
interest cost in borrowing such amounts.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money and as security        contains no restrictions on borrowings, and
therefor to mortgage all or any part of the       the general partner has full power and
real property your partnership. However, any      authority to borrow money on behalf of the
amendment to your partnership wraparound          AIMCO Operating Partnership. The AIMCO
note (as defined in your partnership's            Operating Partnership has credit agreements
agreement of limited partnership) requires        that restrict, among other things, its
the consent of holders of 51% of the              ability to incur indebtedness.
outstanding units.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
have access to the current list of the names      purpose of such demand and at such OP
and addresses of all limited partners at the      Unitholder's own expense, to obtain a
principal office of your partnership at all       current list of the name and last known
reasonable times.                                 business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.



                               Management Control


Subject to the limitations set forth in your      All management powers over the business and
partnership's agreement of limited                affairs of the AIMCO Operating Partnership
partnership and under applicable law, the         are vested in AIMCO-GP, Inc., which is the
general partner of your partnership has the       general partner. No OP Unitholder has any
power on behalf of your partnership to do         right to participate in or exercise control
all things set forth in your partnership's        or management power over the business and
agreement of limited partnership. The             affairs of the AIMCO Operating Partner-
general partner

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

represent your partnership in all                 ship. The OP Unitholders have the right to
transactions with third parties. No limited       vote on certain matters described under
partner has any right or power to take part       "Comparison of Your Units and AIMCO OP
in any way in the management of your              Units -- Voting Rights" below. The general
partnership business except as may be             partner may not be removed by the OP
expressly provided in your partnership's          Unitholders with or without cause.
agreement of limited partnership or by
applicable statutes.                              In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or any other partner for any          to the AIMCO Operating Partnership for
mistakes or errors in judgment or for any         losses sustained, liabilities incurred or
act or omission believed by the general           benefits not derived as a result of errors
partner in good faith to be within the scope      in judgment or mistakes of fact or law of
of authority conferred upon it by your            any act or omission if the general partner
partnership's agreement of limited                acted in good faith. The AIMCO Operating
partnership. In addition, your partnership        Partnership Agreement provides for
will, to the extent permitted by law,             indemnification of AIMCO, or any director or
indemnify and save harmless the general           officer of AIMCO (in its capacity as the
partner, against and from any personal loss,      previous general partner of the AIMCO
liability (including attorneys' fee) or           Operating Partnership), the general partner,
damage incurred by them as a result of any        any officer or director of general partner
act or omission in its capacity as general        or the AIMCO Operating Partnership and such
partner unless such loss, liability or            other persons as the general partner may
damage results from gross negligence or           designate from and against all losses,
willful misconduct of the general partners.       claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  amounts incurred in connection with any
                                                  actions relating to the operations of the
                                                  AIMCO Operating Partnership, as set forth in
                                                  the AIMCO Operating Partnership Agreement.
                                                  The Delaware Limited Partnership Act
                                                  provides that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause upon       the business and affairs of the AIMCO
a vote of the limited partners owning 51% of      Operating Partnership. The general partner
the outstanding units. A general partner may      may not be removed as general partner of the
not transfer, assign, sell, withdraw or           AIMCO Operating Partnership by the OP
otherwise dispose of its interest unless it       Unitholders with or without cause. Under the
obtains the prior written consent of those        AIMCO Operating Partnership Agreement, the
persons owning 51% of the units. Such             general partner may, in its sole discretion,
consent is also necessary for the approval        prevent a transferee of an OP Unit from
of a new general partner. A limited partner       becoming a substituted limited partner
may not transfer his interests without the        pursuant to the AIMCO Operating Partnership
written consent of the general partner which      Agreement. The general partner may exercise
may be withheld at the sole discretion of         this right of approval to deter, delay or
the general partner.                              hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the limited         set forth in the AIMCO Operating Partnership
partner holding 51% of the then outstanding       Agreement, whereby the general partner may,
units; provided that any amendment which          without the consent of the OP Unitholders,
affects a partner's interest in the capital       amend the AIMCO Operating Partnership
profits or Distributable Cash of your             Agreement, amendments to the AIMCO Operating
partnership may be altered only with such         Partnership Agreement require the consent of
partner's consent. On its own motion or upon      the holders of a majority of the outstanding
receipt of a written request for the              Common OP Units, excluding AIMCO and certain
adoption of an amendment executed by limited      other limited exclusions (a "Majority in
partners owning at least 10% of the units

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

then outstanding, the general partner will        Interest"). Amendments to the AIMCO
submit the proposed amendment to the limited      Operating Partnership Agreement may be
partner for their approval. For the purposes      proposed by the general partner or by
of obtaining the consent of the limited           holders of a Majority in Interest. Following
partners, the general partner may require         such proposal, the general partner will
responses within a specified time, which may      submit any proposed amendment to the OP
not be less than thirty days, and failure to      Unitholders. The general partner will seek
respond within such time will constitute a        the written consent of the OP Unitholders on
vote which is consistent with the general         the proposed amendment or will call a
partner's recommendation with respect to          meeting to vote thereon. See "Description of
such proposal.                                    OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives a monthly fee equal to 1% of the         its capacity as general partner of the AIMCO
gross collected income from your                  Operating Partnership. In addition, the
partnership's property as an administrative       AIMCO Operating Partnership is responsible
service fee. Moreover, the general partner        for all expenses incurred relating to the
or certain affiliates may be entitled to          AIMCO Operating Partnership's ownership of
compensation for additional services              its assets and the operation of the AIMCO
rendered.                                         Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, the liability of each        gross negligence, no OP Unitholder has
of the limited partners for its share of the      personal liability for the AIMCO Operating
losses or debts of your partnership is            Partnership's debts and obligations, and
limited to the total capital contributions        liability of the OP Unitholders for the
of such limited partners (subject to the          AIMCO Operating Partnership's debts and
terms and conditions pursuant to which such       obligations is generally limited to the
capital contribution is to be paid) plus, to      amount of their investment in the AIMCO
the extent that such limited partner              Operating Partnership. However, the
rightfully received the return of such            limitations on the liability of limited
capital contribution, any sum, not in excess      partners for the obligations of a limited
of such return, necessary to discharge            partnership have not been clearly
liabilities of your partnership to all            established in some states. If it were
creditors who extended credit before such         determined that the AIMCO Operating Part-
return; provided that the liability with          nership had been conducting business in any
respect to rightfully returned capital            state without compliance with the applicable
contributions is limited to one year from         limited partnership statute, or that the
the date of such return.                          right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partner-

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship's obligations to the same extent as the
                                                  general partner.



                                Fiduciary Duties


The general partner must act as fiduciaries       Unless otherwise provided for in the
with respect to the assets and business of        relevant partnership agreement, Delaware law
your partnership. Under your partnership's        generally requires a general partner of a
agreement of limited partnership, the             Delaware limited partnership to adhere to
general partner must devote such of its time      fiduciary duty standards under which it owes
and that of its employees to your                 its limited partners the highest duties of
partnership business as may be reasonably         good faith, fairness and loyalty and which
necessary to carry on and conduct your            generally prohibit such general partner from
partnership's business. The general partner       taking any action or engaging in any
must use its best effort to do all other          transaction as to which it has a conflict of
things and perform such other duties as may       interest. The AIMCO Operating Partnership
be reasonably necessary to the successful         Agreement expressly authorizes the general
operation of your partnership.                    partner to enter into, on behalf of the
                                                  AIMCO Operating Partnership, a right of
In general, your partnership's agreement of       first opportunity arrangement and other
limited partnership and the AIMCO Operating       conflict avoidance agreements with various
Partnership Agreement have limitations on         affiliates of the AIMCO Operating
the liability of the general partner but          Partnership and the general partner, on such
such limitations differ and provide more          terms as the general partner, in its sole
protection for the general partner of the         and absolute discretion, believes are
AIMCO Operating Partnership.                      advisable. The AIMCO Operating Partnership
                                                  Agreement expressly limits the liability of
                                                  the general partner by providing that the
                                                  general partner, and its officers and
                                                  directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
                                                  Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning 51% of the                 the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may amend        as holders of the Common OP       termination of the AIMCO
your partnership's agree-         Units. See "Description of        Operating Partnership
ment of limited partnership,      OP Units" in the accompany-       Agreement and certain
subject to certain                ing Prospectus. So long as        transactions such as the
limitations; dissolve and         any Preferred OP Units are        institution of bankruptcy
terminate your part-              outstanding, in addition to       proceedings, an assignment
nership; amend your               any other vote or consent of      for the benefit of creditors
partnership Wraparound Note       partners required by law or       and certain transfers by the
(as defined in your               by the AIMCO Operating            general partner of its
partnership's agreement of        Partnership Agreement, the        interest in the AIMCO
limited partnership); remove      affirmative vote or consent       Operating Partnership or the
a general partner for cause;      of holders of at least 50%        admission of a successor
approve the retirement of a       of the outstanding Preferred      general partner.
general partner and the           OP Units will be necessary
election of a successor           for effecting any amendment       Under the AIMCO Operating
general partner; and approve      of any of the provisions of       Partnership Agreement, the
or disapprove the sale of         the Partnership Unit              general partner has the
your partnership's property.      Designation of the Preferred      power to effect the
                                  OP Units that materially and      acquisition, sale, transfer,
A general partner may cause       adversely affects the rights      exchange or other
the dissolution of your           or preferences of the             disposition of any assets of
partnership by retiring           holders of the Preferred OP       the AIMCO Operating
unless, within ninety days        Units. The creation or            Partnership (including, but
of such occurrence, the           issuance of any class or          not limited to, the exercise
limited partners owning 51%       series of partnership units,      or grant of any conversion,
of the then outstanding           including, without                option, privilege or
units vote to continue the        limitation, any partner-          subscription right or any
business. If there are no         ship units that may have          other right available in
remaining general partners,       rights senior or superior to      connection with any assets
all of the limited partners       the Preferred OP Units,           at any time held by the
must vote to reform your          shall not be deemed to            AIMCO Operating Partnership)
partnership and by a vote of      materially adversely affect       or the merger,
the holders of 51% of the         the rights or preferences of      consolidation,
outstanding units, elect one      the holders of Preferred OP       reorganization or other
or more successor general         Units. With respect to the        combination of the AIMCO
partners to continue the          exercise of the above             Operating Partnership with
business of your                  described voting rights,          or into another entity, all
partnership. In the event of      each Preferred OP Units           without the consent of the
such reformation, your            shall have one (1) vote per       OP Unitholders.
partnership will dissolve         Preferred OP Unit.
and all of the assets and                                           The general partner may
liabilities of your                                                 cause the dissolution of the
partnership will be                                                 AIMCO Operating Partnership
contributed to a new                                                by an "event of withdrawal,"
partnership which will be                                           as defined in the Delaware
formed and all parties to                                           Limited Partnership Act
your partnership's agreement                                        (including, without limi-
of limited partnership will                                         tation, bankruptcy), unless,
become parties to such new
partnership.
In general, you have greater
vot-

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

ing rights in your                                                  within 90 days after the
partnership than you will                                           withdrawal, holders of a
have as an OP Unitholder. OP                                        "majority in interest," as
Unitholders can not remove                                          defined in the Delaware
the general partner of the                                          Limited Partnership Act,
AIMCO Operating Partnership.                                        agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Distributable       at the rate of $0.50 per          or such portion as the
Cash will be distributed          Preferred OP Unit; provided,      general partner may in its
quarterly by the general          however, that at any time         sole and absolute discretion
partners, on or about             and from time to time on or       determine, of Available Cash
January 15, April 15, July        after the fifth anniversary       (as defined in the AIMCO
15 and October 15. The            of the issue date of the          Operating Partnership
distributions payable to the      Preferred OP Units, the           Agreement) generated by the
partners are not fixed in         AIMCO Operating Partnership       AIMCO Operating Partnership
amount and depend upon the        may adjust the annual             during such quarter to the
operating results and net         distribution rate on the          general partner, the special
sales or refinancing              Preferred OP Units to the         limited partner and the
proceeds available from the       lower of (i) 2.00% plus the       holders of Common OP Units
disposition of your part-         annual interest rate then         on the record date es-
nership's assets. No limited      applicable to U.S. Treasury       tablished by the general
partner has any priority          notes with a maturity of          partner with respect to such
over any other limited            five years, and (ii) the          quarter, in accordance with
partner as to distri-             annual dividend rate on the       their respective interests
butions nor does any limited      most recently issued AIMCO        in the AIMCO Operating
partner have the right to         non-convertible preferred         Partnership on such record
demand that distributions to      stock which ranks on a            date. Holders of any other
it be in any form other than      parity with its Class H           Preferred OP Units issued in
cash.                             Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the
                                  cumulative from the date of
                                  origi-

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  nal issue. Holders of             general partner, the special
                                  Preferred OP Units will not       limited partner and holders
                                  be entitled to receive any        of Common OP Units with
                                  distributions in excess of        respect to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner by such         are not listed on any             Agreement restricts the
person if: (1) the as-            securities exchange. The          transferability of the

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

signee agrees to be bound by      Preferred OP Units are            OP Units. Until the
the terms of your                 subject to restrictions on        expiration of one year from
partnership's agreement of        transfer as set forth in the      the date on which an OP
limited partnership and           AIMCO Operating Partnership       Unitholder acquired OP
represents that he is over        Agreement.                        Units, subject to certain
18 years of age, is a                                               exceptions, such OP
citizen and resident of the       Pursuant to the AIMCO             Unitholder may not transfer
United States, has                Operating Partnership             all or any portion of its OP
sufficient financial              Agreement, until the              Units to any transferee
resources to maintain the         expiration of one year from       without the consent of the
interest and is acquiring         the date on which a holder        general partner, which
the interest for investment       of Preferred OP Units             consent may be withheld in
and not for distribution,         acquired Preferred OP Units,      its sole and absolute
(2) a written assignment has      subject to certain                discretion. After the
been duly executed and            exceptions, such holder of        expiration of one year, such
acknowledged by the assignor      Preferred OP Units may not        OP Unitholder has the right
and assignee and has been         transfer all or any portion       to transfer all or any
delivered to the general          of its Preferred OP Units to      portion of its OP Units to
partner, (3) the written          any transferee without the        any person, subject to the
approval of the general           consent of the general            satisfaction of certain con-
partner which may be              partner, which consent may        ditions specified in the
withheld in the sole and          be withheld in its sole and       AIMCO Operating Partnership
absolute discretion of the        absolute discretion. After        Agreement, including the
general partner has been          the expiration of one year,       general partner's right of
granted and (4) the assignor      such holders of Preferred OP      first refusal. See
and assignee have complied        Units has the right to            "Description of OP Units --
with such other conditions        transfer all or any portion       Transfers and Withdrawals"
as set forth in your              of its Preferred OP Units to      in the accompanying
partnership's agreement of        any person, subject to the        Prospectus.
limited partnership. The          satisfaction of certain
general partner will              conditions specified in the       After the first anniversary
withhold its consent if the       AIMCO Operating Partner-          of becoming a holder of
transferee is not authorized      ship Agreement, including         Common OP Units, an OP
to acquire the units or does      the general partner's right       Unitholder has the right,
not have sufficient               of first refusal.                 subject to the terms and
financial resources, the                                            conditions of the AIMCO
transfer would result in          After a one-year holding          Operating Partnership
your partnership being taxed      period, a holder may redeem       Agreement, to require the
as a corporation, the trans-      Preferred OP Units and            AIMCO Operating Partnership
fer would violate Federal or      receive in exchange               to redeem all or a portion
state securities laws or the      therefor, at the AIMCO Oper-      of the Common OP Units held
transfer would cause a            ating Partnership's option,       by such party in exchange
termination of your               (i) subject to the terms of       for a cash amount based on
partnership for tax               any Senior Units (as defined      the value of shares of Class
purposes.                         below), cash in an amount         A Common Stock. See
                                  equal to the Liquidation          "Description of OP
                                  Preference of the Preferred       Units -- Redemption Rights"
                                  OP Units tendered for             in the accompanying
                                  redemption, (ii) a number of      Prospectus. Upon receipt of
                                  shares of Class A Common          a notice of redemption, the
                                  Stock of AIMCO that is equal      AIMCO Operating Partnership
                                  in Value to the Liquidation       may, in its sole and
                                  Preference of the Preferred       absolute discretion but
                                  OP Units tendered for             subject to the restrictions
                                  redemption, or (iii) for          on the ownership of Class A
                                  Preferred OP Units redeemed       Common Stock imposed under
                                  after a two-year holding          AIMCO's charter and the
                                  period, a number of shares        transfer restrictions and
                                  of Class I Preferred Stock        other limitations thereof,
                                  of AIMCO that pay an              elect to cause AIMCO to
                                  aggregate amount of               acquire some or all of the
                                  dividends                         tendered Common OP Units in

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  equivalent to the                 exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner of your partnership receives a monthly fee equal to 1% of the gross collected income from your partnership's property as an administrative service fee from your partnership and may be reimbursed for expenses generated in that capacity. The property manager received management fees of $76,344 in 1996, $79,518 in 1997 and $82,945 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,074,175 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
Total.......................................................  $50,000



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between negative 0.75% and positive 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Burgundy Court, Limited as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-6
Balance Sheets as of December 31, 1997 and 1996.............  F-7
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996............  F-8
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-9
Notes to Financial Statements...............................  F-10
Independent Auditors' Report................................  F-14
Balance Sheets as of December 31, 1996 and 1995.............  F-15
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1996 and 1995............  F-16
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-17
Notes to Financial Statements...............................  F-18

                            BURGUNDY COURT, LIMITED



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                        ASSETS
Cash and cash equivalents...................................                   $571,000
Receivables and deposits....................................                    118,000
Restricted escrows..........................................                    258,000
Other assets................................................                     65,000
Investment property
  Land......................................................     $330,000
  Building and related personal property....................    5,294,000
                                                              -----------
                                                                5,624,000
                                                              -----------
  Less: Accumulated depreciation............................   (3,767,000)    1,857,000
                                                              -----------    ----------
          Total assets......................................                 $2,869,000
                                                                             ==========
                           LIABILITIES AND PARTNERS' DEFICIT
Accrued liabilities.........................................                    $21,000
Property taxes payable......................................                     96,000
Tenant security deposits....................................                     37,000
Notes payable...............................................                  3,132,000
          Partners' deficit.................................                   (417,000)
                                                                             ----------
          Total liabilities and partners' deficit...........                 $2,869,000
                                                                             ----------
                                                                             ----------



                See accompanying notes to financial statements.

                            BURGUNDY COURT, LIMITED



                 CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
Revenues:
  Rental Income.............................................  $1,182,000   $1,141,000
  Other Income..............................................      70,000       54,000
                                                              ----------   ----------
          Total Revenues....................................   1,252,000    1,195,000
Expenses:
  Operating Expenses........................................     465,000      467,000
  General and Administrative Expenses.......................      41,000       35,000
  Depreciation Expense......................................     143,000      143,000
  Interest Expense..........................................     209,000      212,000
  Property Tax Expense......................................      96,000       89,000
                                                              ----------   ----------
          Total Expenses....................................     954,000      946,000
          Net Income........................................  $  298,000   $  249,000
                                                              ==========   ==========



                See accompanying notes to financial statements.

                            BURGUNDY COURT, LIMITED

                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)




                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
Operating Activities:
  Net Income................................................  $ 298,000   $ 249,000
  Adjustments to reconcile net income to net cash provided
     by operating Activities:
     Depreciation and Amortization..........................    163,000     162,000
     Changes in accounts:
       Receivables and deposits and other assets............     47,000     (28,000)
       Accounts Payable and accrued expenses................    (52,000)    (22,000)
                                                              ---------   ---------
          Net cash provided by (used in) operating
            activities......................................    456,000     361,000
                                                              ---------   ---------
Investing Activities:
  Property improvements and replacements....................    (99,000)   (109,000)
  Net (increase)/decrease in restricted escrows.............     (9,000)      5,000
                                                              ---------   ---------
          Net cash provided by (used in) investing
            activities......................................   (108,000)   (104,000)
                                                              ---------   ---------
Financing Activities:
  Payments on mortgage......................................    (77,000)    (72,000)
  Partners' Distributions...................................   (200,000)   (200,000)
                                                              ---------   ---------
          Net cash provided by (used in) financing
            activities......................................   (277,000)   (272,000)
                                                              ---------   ---------
          Net increase (decrease) in cash and cash
            equivalents.....................................     71,000     (16,000)
Cash and cash equivalents at beginning of period............    500,000     481,000
                                                              ---------   ---------
Cash and cash equivalents at end of period..................  $ 571,000   $ 465,000
                                                              =========   =========



                See accompanying notes to financial statements.

                            BURGUNDY COURT, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Burgundy Court Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.



NOTE B -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

                          INDEPENDENT AUDITORS' REPORT



General Partners


Burgundy Court, Limited:



     We have audited the accompanying balance sheets of Burgundy Court, Limited as of December 31, 1997 and 1996 and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, a well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burgundy Court, Limited as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina


February 20, 1998

                            BURGUNDY COURT, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Cash and cash equivalents...................................  $   500,457    $   481,291
Receivables and deposits....................................      161,263        113,559
Restricted escrows (Note B).................................      249,128        251,130
Other assets................................................       75,972         80,721
Investment properties (Note C):
  Land......................................................      330,171        330,171
  Buildings and related personal property...................    5,194,898      5,055,759
                                                              -----------    -----------
                                                                5,525,069      5,385,930
  Less accumulated depreciation.............................   (3,623,942)    (3,433,409)
                                                              -----------    -----------
                                                                1,901,127      1,952,521
                                                              -----------    -----------
                                                              $ 2,887,947    $ 2,879,222
                                                              ===========    ===========
                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    18,347    $    19,315
  Tenant security deposit liabilities.......................       39,480         41,177
  Accrued taxes.............................................      122,506        111,431
  Other liabilities.........................................       25,683         37,395
  Mortgage notes payable (Note C)...........................    3,197,062      3,267,806
Partners' deficit...........................................     (515,131)      (597,902)
                                                              -----------    -----------
                                                              $ 2,887,947    $ 2,879,222
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

                            BURGUNDY COURT, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $1,541,890    $1,468,687
  Other income..............................................      74,392        77,679
                                                              ----------    ----------
     Total revenues.........................................   1,616,282     1,546,366
                                                              ----------    ----------
Expenses:
  Operating (Note D)........................................     669,873       663,184
  General and administrative (Note D).......................      52,232        50,169
  Depreciation..............................................     190,533       180,705
  Interest..................................................     296,624       302,991
  Property taxes............................................     124,249       112,254
                                                              ----------    ----------
     Total expenses.........................................   1,333,511     1,309,303
                                                              ----------    ----------
  Net income................................................     282,771       237,063
Distributions to partners...................................    (200,000)     (325,000)
Partners' deficit at beginning of year......................    (597,902)     (509,965)
                                                              ----------    ----------
Partners' deficit at end of year............................  $ (515,131)   $ (597,902)
                                                              ==========    ==========



                 See Accompanying Notes to Financial Statements

                            BURGUNDY COURT, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Cash flows from operating activities:
  Net income................................................  $ 282,771     $ 237,063
     Adjustments to reconcile net income to net cash
      provided by operating activities:
       Depreciation.........................................    190,533       180,705
       Amortization of discounts and loan costs.............     38,788        38,126
       Change in accounts:
       Receivables and deposits.............................    (47,704)        4,941
       Other assets.........................................     (8,441)           --
       Accounts payable.....................................       (968)       13,516
       Tenant security deposit liabilities..................     (1,697)       (5,175)
       Accrued taxes........................................     11,075        12,495
       Other liabilities....................................    (11,712)       _2,117
                                                              ---------     ---------
          Net cash provided by operating activities.........    452,645       483,788
                                                              ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................   (139,139)     (107,288)
  Deposits to restricted escrows............................    (10,240)      (10,396)
  Receipts from restricted escrows..........................     12,242         9,145
                                                              ---------     ---------
          Net cash used in investing activities.............   (137,137)     (108,539)
                                                              ---------     ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (96,342)      (89,312)
  Distributions to partners.................................   (200,000)     (325,000)
                                                              ---------     ---------
          Net cash used in financing activities.............   (296,342)     (414,312)
                                                              ---------     ---------
Net increase (decrease) in cash and cash equivalents........     19,166       (39,063)
Cash and cash equivalents at beginning of year..............    481,291       520,354
                                                              ---------     ---------
Cash and cash equivalents at end of year....................  $ 500,457     $ 481,291
                                                              =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 257,836     $ 264,865
                                                              =========     =========



                 See Accompanying Notes to Financial Statements

                            BURGUNDY COURT, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Burgundy Court, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated January 31, 1985. The Partnership owns and operates a 234 unit apartment complex, Burgundy Court Apartments, in Cincinnati, Ohio.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include deferred loan costs of $67,530 and $80,721, respectively, which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

                            BURGUNDY COURT, LIMITED

  Reclassifications



     Certain 1996 amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 consist of the following:



                                                                1997        1996
                                                              --------    --------
Capital Improvement Escrow -- A portion of the proceeds of
  the loan were placed into a capital improvement reserve
  account to be used for certain capital improvements. The
  capital improvements were completed in calendar year 1997
  and excess funds were returned for property operations in
  1997. ....................................................  $     --    $ 12,242
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan. ................................................   249,128     238,888
                                                              --------    --------
                                                              $249,128    $251,130
                                                              ========    ========



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997          1996
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $28,800, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $3,227,283    $3,323,625
Second mortgage note payable in interest only monthly
  installments of $715, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     112,855       112,855
                                                              ----------    ----------
Principal balance at year end...............................   3,340,138     3,436,480
Less unamortized discount...................................    (143,076)     (168,674)
                                                              ----------    ----------
                                                              $3,197,062    $3,267,806
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:



1998...................................................    $  103,924
1999...................................................       112,103
2000...................................................       120,927
2001...................................................       130,444
2002...................................................     2,872,740
                                                           ----------
                                                           $3,340,138
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the

                            BURGUNDY COURT, LIMITED
excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                            1997       1996
TYPE OF TRANSACTION                                        AMOUNT     AMOUNT
-------------------                                        -------    -------
Management fee...........................................  $79,518    $76,344
Partnership administration fee...........................  $14,501    $15,268
Reimbursement for services of affiliates.................  $27,124    $26,926
Construction services reimbursement......................  $   838    $    --

                            BURGUNDY COURT, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT



General Partners


Burgundy Court, Limited:



     We have audited the accompanying balance sheets of Burgundy Court, Limited as of December 31, 1996 and 1995 and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burgundy Court, Limited as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina


February 25, 1997

                            BURGUNDY COURT, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
Cash and cash equivalents:
  Unrestricted..............................................  $   481,291    $   520,354
  Restricted -- tenant security deposits....................       41,177         46,352
Accounts receivable.........................................        2,333            227
Escrow for taxes............................................       70,049         71,921
Restricted escrows (Note B).................................      251,130        249,879
Other assets................................................       80,721         94,366
Investment properties (Note C):
  Land......................................................      330,171        330,171
  Buildings and related personal property...................    5,055,759      4,948,471
                                                              -----------    -----------
                                                                5,385,930      5,278,642
  Less accumulated depreciation.............................   (3,433,409)    (3,252,704)
                                                              -----------    -----------
                                                                1,952,521      2,025,938
                                                              -----------    -----------
                                                              $ 2,879,222    $ 3,009,037
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    19,315    $     5,799
  Tenant security deposits..................................       41,177         46,352
  Accrued taxes.............................................      111,431         98,936
  Other liabilities.........................................       37,395         35,278
  Mortgage notes payable (Note C)...........................    3,267,806      3,332,637
Partners' deficit...........................................     (597,902)      (509,965)
                                                              -----------    -----------
                                                              $ 2,879,222    $ 3,009,037
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

                            BURGUNDY COURT, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $1,468,687    $1,401,205
  Other income..............................................      77,679        74,171
                                                              ----------    ----------
     Total revenues.........................................   1,546,366     1,475,376
                                                              ----------    ----------
Expenses:
  Operating (Note D)........................................     453,897       421,913
  General and administrative (Note D).......................      50,169        53,039
  Maintenance...............................................     209,287       150,432
  Depreciation..............................................     180,705       214,023
  Interest..................................................     302,991       308,410
  Property taxes............................................     112,254        99,821
                                                              ----------    ----------
     Total expenses.........................................   1,309,303     1,247,638
                                                              ----------    ----------
Net income..................................................     237,063       227,738
Distributions to partners...................................    (325,000)     (140,000)
Partners' deficit at beginning of year......................    (509,965)     (597,703)
                                                              ----------    ----------
Partners' deficit at end of year............................  $ (597,902)   $ (509,965)
                                                              ==========    ==========



                 See Accompanying Notes to Financial Statements

                            BURGUNDY COURT, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Cash flows from operating activities:
  Net income................................................  $ 237,063     $ 227,738
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    180,705       214,023
     Amortization of discounts and loan costs...............     38,126        37,030
     Change in accounts:
       Restricted cash......................................      5,175         2,236
       Accounts receivable..................................     (2,106)         (227)
       Escrow for taxes.....................................      1,872       (12,190)
       Accounts payable.....................................     13,516        (8,755)
       Tenant security deposit liabilities..................     (5,175)         (538)
       Accrued taxes........................................     12,495        (3,095)
       Other liabilities....................................      2,117       (59,897)
                                                              ---------     ---------
          Net cash provided by operating activities.........    483,788       396,325
                                                              ---------     ---------
Cash flows from investing activities:
  Property investments and replacements.....................   (107,288)     (306,206)
  Deposits to restricted escrows............................    (10,396)       (9,021)
  Receipts from restricted escrows..........................      9,145        21,166
                                                              ---------     ---------
          Net cash used in investing activities.............   (108,539)     (294,061)
                                                              ---------     ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (89,312)      (82,797)
  Distributions to partners.................................   (325,000)     (140,000)
                                                              ---------     ---------
          Net cash used in financing activities.............   (414,312)     (222,797)
                                                              ---------     ---------
Net decrease in cash........................................    (39,063)     (120,533)
Cash and cash equivalents at beginning of year..............    520,354       640,887
                                                              ---------     ---------
Cash and cash equivalents at end of year....................  $ 481,291     $ 520,354
                                                              =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 264,865     $ 271,380
                                                              =========     =========



                 See Accompanying Notes to Financial Statements

                            BURGUNDY COURT, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Burgundy Court, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated January 31, 1985. The Partnership owns and operates a 234 unit apartment complex, Burgundy Court Apartments, in Cincinnati, Ohio.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Management Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1996 and 1995 consist of deferred loan costs which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of counsel's opinion, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Reclassifications



     Certain 1995 amounts have been reclassified to conform to the 1996 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.

                            BURGUNDY COURT, LIMITED

NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1996 and 1995 consist of the following:



                                                                1996        1995
                                                              --------    --------
Capital Improvement Escrow -- A portion of the proceeds of
  the loan were placed into a capital improvement reserve
  account to be used for certain capital improvements. The
  capital improvements will be completed in calendar year
  1997 and any excess funds will be returned for property
  operations in 1997. ......................................  $ 12,242    $ 11,857
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan. ................................................   238,888     238,022
                                                              --------    --------
                                                              $251,130    $249,879
                                                              ========    ========



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1996 and 1995 consist of the following:



                                                                 1996          1995
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $28,800, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $3,323,625    $3,412,937
Second mortgage note payable in interest only monthly
  installments of $715, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     112,855       112,855
                                                              ----------    ----------
Principal balance at year end...............................   3,436,480     3,525,792
Less unamortized discount...................................    (168,674)     (193,155)
                                                              ----------    ----------
                                                              $3,267,806    $3,332,637
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1996 are as follows:



1997.....................................................  $   96,342
1998.....................................................     103,924
1999.....................................................     112,103
2000.....................................................     120,927
2001.....................................................     130,444
Thereafter...............................................   2,872,740
                                                           ----------
                                                           $3,436,480
                                                           ==========



     The principal balance of the mortgage notes may not be prepaid, in whole or in part, prior to November 15, 1997. Thereafter the principal may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

                            BURGUNDY COURT, LIMITED

NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                            1996       1995
                   TYPE OF TRANSACTION                     AMOUNT     AMOUNT
                   -------------------                     -------    -------
Management fee...........................................  $76,344    $72,215
Partnership administration fee...........................  $15,268    $14,442
Reimbursement for services of affiliates.................  $26,926    $23,766
Construction fee.........................................  $    --    $ 6,090

           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.
                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of

$48.1 million (the "Class H Preferred Stock Offering"); and (d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997; (xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997; (xvii) the unaudited Statement of Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997; (xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997, (xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997;
(xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Burgundy Court Associates, L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Burgundy Court Associates, L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $85,934 in cash, or 2,221.25 Common OP Units of the Purchaser, or 3,437.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexington Avenue                   Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910

                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                           Calmark/Fort Collins, Ltd.


                        in exchange for your choice of:


             906 of our 8.0% Class Two Partnership Preferred Units;


                   585.50 of our Partnership Common Units; or


                                $22,646 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $22,646 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Although your partnership's agreement of limited partnership provides for termination in the year 2031, the private placement memorandum pursuant to which the units were sold in 1982 indicated that the property owned by your partnership might be sold within 3 to 7 years of its acquisition if conditions permitted.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-6
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Calmark/Fort
    Collins, Ltd...............................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
    Lack of Availability of Audited Financial
      Statements...............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-25
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-25
    Possible Lower Distributions...............    S-25
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-26



                                                  PAGE
                                                  -----
    Litigation Associated with Partnership
      Acquisitions.............................    S-26
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-27
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-31
  Disadvantages of the Offer...................    S-32
VALUATION OF UNITS.............................    S-33
FAIRNESS OF THE OFFER..........................    S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-35
  Fairness to Unitholders who Tender their
    Units......................................    S-36
  Fairness to Unitholders who do not Tender
    their Units................................    S-37
  Comparison of Consideration to Alternative
    Consideration..............................    S-37
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-41
  Experience of Stanger........................    S-41
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Review of Appraisal..........................    S-45
  Conclusions..................................    S-45
  Assumptions, Limitations and
    Qualifications.............................    S-45
  Compensation and Material Relationships......    S-46
YOUR PARTNERSHIP...............................    S-47
  General......................................    S-47
  Your Partnership and its Property............    S-47
  Property Management..........................    S-47
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-47
  Capital Replacement..........................    S-48
  Borrowing Policies...........................    S-48
  Competition..................................    S-49
  Legal Proceedings............................    S-49
  History of the Partnership...................    S-49
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-49
  Distributions and Transfers of Units.........    S-50
  Beneficial Ownership of Interests in Your
    Partnership................................    S-51
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-51
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-52
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-53
  Overview.....................................    S-53
  Results of Operations........................    S-53
THE OFFER......................................    S-56
  Terms of the Offer; Expiration Date..........    S-56
  Acceptance for Payment and Payment for
    Units......................................    S-56

                                                  PAGE
                                                  -----
  Procedure for Tendering Units................    S-57
  Withdrawal Rights............................    S-60
  Extension of Tender Period; Termination;
    Amendment..................................    S-60
  Proration....................................    S-61
  Fractional OP Units..........................    S-61
  Future Plans of the AIMCO Operating
    Partnership................................    S-61
  Voting by the AIMCO Operating Partnership....    S-62
  Dissenters' Rights...........................    S-62
  Conditions of the Offer......................    S-62
  Effects of the Offer.........................    S-65
  Certain Legal Matters........................    S-65
  Fees and Expenses............................    S-67
  Accounting Treatment.........................    S-67
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-68
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-68
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-69
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-69
  Disguised Sale Treatment.....................    S-69
  Adjusted Tax Basis...........................    S-70
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-70
  Passive Activity Losses......................    S-70
  Tax Reporting................................    S-71
  Foreign Offerees.............................    S-71
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-71
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-73
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-80



                                                  PAGE
                                                  -----
DESCRIPTION OF PREFERRED OP UNITS..............    S-86
  General......................................    S-86
  Ranking......................................    S-86
  Distributions................................    S-86
  Allocation...................................    S-87
  Liquidation Preference.......................    S-87
  Redemption...................................    S-88
  Voting Rights................................    S-88
  Restrictions on Transfer.....................    S-89
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-89
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-91
CONFLICTS OF INTEREST..........................    S-95
  Conflicts of Interest with Respect to the
    Offer......................................    S-95
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-95
  Competition Among Properties.................    S-95
  Features Discouraging Potential Takeovers....    S-95
  Future Exchange Offers.......................    S-95
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-99
LEGAL MATTERS..................................    S-97
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Calmark/Fort Collins, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In August, 1997, an independent appraiser valued the property on an unencumbered basis to be $3,900,000. We estimate your property to be worth $3,665,000, less approximately $58,410 of deferred maintenance and investment. Therefore, it is possible, that the sale of the property could result in you receiving more per unit than in our offer and you would receive more than our offer if the property was actually sold for such appraised value.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2031 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $1,812.00 per year on the number of Preferred OP Units, or distributions of $1,463.75 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $14,706.00 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. Your partnership's private placement memorandum, dated December 10, 1982, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's property would generally be sold within 3 to 7 years of their acquisition, provided market conditions permit. The prospectus also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2031. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.

BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in December 2004. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $14,706 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,812.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $14,706 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,463.75 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. Further, while the original projected time frame in the original offering document for your partnership units stated that the property may be sold in approximately 3 to 7 years from the date of acquisition, such property was not so sold. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:





CALMARK/FORT COLLINS, LTD.
Net operating income........................................  $   375,564
Capitalization rate.........................................        10.25%
                                                              -----------
Gross valuation of partnership properties...................    3,665,000
Plus: Cash and cash equivalents.............................      189,069
Plus: Other partnership assets, net of security deposits....       46,259
Less: Mortgage debt, including accrued interest.............   (2,817,127)
Less: Accounts payable and accrued expenses.................      (34,577)
Less: Other liabilities.....................................      (18,675)
Partnership valuation before taxes and certain costs........    1,029,949
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................      (58,410)
Less: Closing costs.........................................     (201,575)
                                                              -----------
Estimates net valuation of your partnership.................      769,964
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      769,964
          Total number of units.............................         34.0
                                                              -----------
Estimated valuation per unit................................       22,646
                                                              ===========
Cash consideration per unit.................................       22,646
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $22,646 by the $25 liquidation preference of each Preferred OP Unit to get 906 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $22,646 by a price of $38.69 to get 585.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;


     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity;


     -  the net book value of your partnership; and



     - recent appraisals for the property for $3,900,000, which appraisals did not take into account the mortgages, other assets and liabilities, costs of sale of the property and over $58,410 of deferred maintenance of the property.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 22,646
Partnership Preferred Units.................................    22,646
Partnership Common Units....................................    22,646
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $ 22,646
  Estimated going concern value.............................  $ 21,751
  Net book value (deficit)..................................  $(51,234)



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Calmark/Fort Collins, Ltd. is a California limited partnership which was formed on January 29, 1982 for the purpose of owning and operating a single apartment property located in Fort Collins, Colorado, known as "Scotch Pines East." Your partnership property consists of 102 apartment units and was built in 1977. Your partnership has no employees. As of September 30, 1998, there were 34 units of limited partnership interest issued and outstanding, which were held of record by 37 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 34 limited partnership units in 1982. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $14,706 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Your partnership will terminate on 2031, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,773,370, payable to Lehman, which bears interest at the rate of 7.34%. The mortgage debt is due in December 2004. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 906.00 of our Class Two Partnership Preferred Units;



     - 585.50 of our Partnership Common Units; or



     - $22,646 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 34 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 906.00 Preferred OP Units, 585.50 Common OP Units, or $22,646 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $22,646 in cash, 906.00 Preferred OP Units or 585.50 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $22,646.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $9,618.95 for the fiscal year ended December 31, 1998. The property manager received management fees of $34,823.96 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $192,491 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

          SUMMARY FINANCIAL INFORMATION OF CALMARK/FORT COLLINS, LTD.



     The summary financial information of Calmark/Fort Collins, Ltd. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Calmark/Fort Collins, Ltd. for the years ended December 31, 1997 and 1996, is based unaudited on financial statements. The December 31, 1995, 1994, and 1993 information is based on unaudited financial information and is not included in this Prospectus Supplement. This information should be read in conjunction with such unaudited financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                           CALMARK/FORT COLLINS, LTD.





                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues...............  $       514   $       494   $       662   $       607   $       577   $       528   $       477
  Net Income/(Loss)............           28            44          (116)           27           (31)          (59)          (83)
  Net Income per limited
    partnership unit...........       815.29      1,281.18     (3,382.35)       794.12       (902.65)    (1,717.94)    (2,416.76)
  Distributions per limited
    partnership unit...........    14,558.82            --            --            --            --            --            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)...................    14,558.82            --            --            --            --            --            --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $       174   $        53   $       689   $        38   $        22   $        33   $        15
  Real Estate, Net of
    Accumulated Depreciation...        1,501         1,501         1,484         1,524         1,566         1,631         1,687
  Total Assets.................        1,783         1,652         2,285         1,683         1,713         1,781         1,842
  Notes Payable................        2,780         2,012         2,800         2,059         2,151         2,169         2,184
General Partners' Capital/
  (Deficit)....................          (23)          (17)          (18)          (17)          (17)          (17)          (16)
Limited Partners' Capital/
  (Deficit)....................       (1,035)         (408)         (567)         (452)         (479)         (448)         (390)
Partners' Capital/(Deficit)....       (1,058)         (425)         (585)         (469)         (496)         (465)         (406)
Total Distributions............          500            --            --            --            --            --            --
Book value per limited
  partnership unit.............   (30,449.41)   (12,012.94)   (16,676.47)   (13,294.12)   (14,088.24)   (13,176.47)   (11,470.59)
Net increase (decrease) in cash
  and cash equivalents.........         (515)           15           651            16           (11)           18           (43)
Net cash provided by operating
  activities...................           96           132           187           184            93            62            34
Ratio of earnings to fixed
  charges......................       1.17/1        1.27/1        1.30/1        1.12/1        0.86/1        0.74/1        0.64/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO         CALMARK/
                                                               OPERATING     FORT COLLINS,
                                                              PARTNERSHIP        LTD.
                                                              ------------   -------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   -------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,463.75        $14,706
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,812.00        $14,706

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In August 1997, an independent appraiser valued the property on an unencumbered basis to be $3,900,000. We estimate your property to be worth $3,665,000 although we believe the property needs approximately $58,410 of deferred maintenance and investment not considered by the appraiser. Therefore, it is possible, that the sale of the property could result in you receiving more pretax cash per unit than our offer and you would receive more than our offer if the property was actually sold for any of such estimated amounts.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



     LACK OF AVAILABILITY OF AUDITED FINANCIAL STATEMENTS. The unaudited financial statements of Calmark/Fort Collins, Ltd. have been prepared from the books and records of the Partnership in accordance with generally accepted accounting principles. An audit of the Partnership's financial statements could not be completed because the General Partner does not have sufficient audit evidence to support the historical capitalized costs of the Partnership's properties, including the initial construction, which occurred in 1977. Nevertheless, the General Partner believes that such financial statements appropriately reflect the financial condition and results of operations of the Partnership for the periods presented in accordance with generally accepted accounting principles.


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2,031 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units.

We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $1,812.00 per year on the number of Preferred OP Units, or distributions of $1,463.75 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $14,706 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."

     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.

     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. Your partnership's private placement memorandum, dated December 10, 1982, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's property would generally be sold within 3 to 7 years of their acquisition, provided market conditions permit. The private placement memorandum also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2031. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently controls the general partnership interest.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.

     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.

  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on December, 2004. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require a vote of the limited partners holding at least a majority of the units of your partnership. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.

EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $14,706 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,812.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $14,706 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,463.75 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. Further, while the original projected time frame in the original offering document for your partnership units stated that the properties may be sold in approximately 3 to 7 years from the date of acquisition, such properties were not so sold. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $375,654             10.25%         $3,665,000


---------------


     (1) The total net operating income is equal to total revenues of $654,687, less total expenses of $248,433 and recurring replacement costs of $30,600.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $769,964. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Calmark/Fort Collins, Ltd.
  Net operating income......................................  $   406,254
  Capitalization rate.......................................        10.25%
                                                              -----------
Gross valuation of partnership properties...................    3,665,000
Plus: Cash and cash equivalents.............................      189,069
Plus: Other partnership assets, net of security deposits....       46,259
Less: Mortgage debt, including accrued interest.............   (2,817,127)
Less: Accounts payable and accrued expenses.................      (34,577)
Less: Other liabilities.....................................      (18,675)
Partnership valuation before taxes and certain costs........    1,029,949
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................      (58,410)
Less: Closing costs.........................................     (201,575)
                                                              -----------
Estimated net valuation of your partnership.................      769,964
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      769,964
          Total number of units.............................         34.0
                                                              -----------
Estimated valuation per unit................................       22,646
                                                              ===========
Cash consideration per unit.................................       22,646
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $22,646 by the $25 liquidation preference of each Preferred OP Unit to get 906.00 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $22,646 by a price of $38.69 to get 585.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $769,964 or .14% is the net valuation of your partnership.

                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $44,000 for the nine months ended September 30, 1997 to $28,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

        11. The estimated unit value of $22,646, based on a total estimated value of your partnership's property of $3,665,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $1,812.00 per year on the number of Preferred OP Units, or distributions of $1,463.75 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $14,706. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 2031, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE




                                                                PER UNIT
                                                                --------
Cash offer price............................................    $ 22,646
Partnership preferred units.................................    $ 22,646(1)
Partnership common units....................................    $ 22,646(1)
Alternatives:
                                                                  Not
  Prices on secondary market................................    available
  Estimated liquidation proceeds............................    $ 22,646
  Estimated going concern value.............................    $ 21,751
  Net book value (deficit)..................................    $(51,234)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Appraisals



     Your partnership's property was appraised in 1997 by an independent third party appraiser, Joseph J. Blake & Associates, Inc. (the "Appraiser"), in connection with a proposed financing and not in connection with the offer. According to the appraisal reports, the scope of the appraisals included an inspection of the property and an analysis of the surrounding market. The Appraiser relied principally on the income capitalization approach to valuation and secondarily on the sales comparison approach, and represented that its report was prepared in accordance with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice, and in compliance with the Appraisal Standards set forth in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (known as "FIRREA"). The estimated market value of the fee simple estate of the property specified in those reports was $3,900,000 for Scotch Pines East on August 14, 1998.



     The total appraised value of the property is $3,900,000 and was not brought down to a per unit basis by us since such appraisal does not reflect the mortgage encumbering the property of $2,817,127 (including interest), other assets and liabilities of the partnership or any costs of sales of the property as reflected in "Valuation of Units." However, using the appraisal amount instead of the "estimated gross valuation of your partnership's property" in the table in the "Valuation of Units" would result in a higher amount per unit than our offer.

     We believe that, based on the condition of the property, the appraisals substantially overstate its value. The appraisals did not take into account the deferred maintenance costs of the partnership's property. Therefore, we believe that the appraisals are less meaningful in assessing the fairness of our offer consideration than the analysis described above under "Valuation of Units." On this basis, we believe that our offer consideration is fair in relation to such appraisal amounts. The Appraiser performed the real estate appraisals in the normal course of its business and the executive officers who rendered the report are members of the Appraisal Institute. No limitations were imposed on the Appraiser by the general partner. A copy of the appraisals may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30% reflecting real estate risk and the relatively high leverage of more than 75% of real estate value.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.

     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $21,751 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $51,234 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $21,157 per unit, going concern value of $20,300 per unit and liquidation value of $18,375 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(1,489), $(2,346) and $(4,271). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."

                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................   $ 660,513
Operating Expenses..........................................    (269,826)
Replacement Reserves -- Net.................................     (62,626)
Debt Service................................................    (243,168)
Capital Expenditures........................................      (3,840)
                                                               ---------
          Net Cash Flow.....................................   $  81,053
                                                               =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.


     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.25%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $58,410. Stanger observed that your partnership liquidation value of $769,964 was divided by the total units outstanding of 34 to provide the liquidation value per unit of $22,646.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $375,564 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $27,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 10.75%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 12.75%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 34 to achieve management's estimate of going concern value of $21,751 per unit.

     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units were reported traded in the secondary market during 1998 on limited partnership units.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $22,646 per unit is equal to management's estimate of liquidation value, and reflects a 4.1% premium to management's estimate of going concern value of $21,751. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year following the closing, preferred stock of AIMCO with a dividend equal to the distributions on the Preferred OP Units. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's ten day average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, direct capitalization rate of 10.5%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rates of 11.0%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports and AIMCO in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value on the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (13% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 75% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $21,157, $20,300, and $18,376 representing premiums discounts to the offer price of 6.6%, 10.35% and 18.9%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."

REVIEW OF APPRAISAL



     Stanger observed that the property was appraised by Joseph J. Blake & Associates Inc. as of August 14, 1997 in connection with a proposed financing. The appraised value of the property was 3,900,000 and was estimated by using the income approach and sales comparison approach to valuation wherein values of 3,900,000 and 3,875,000 were derived. Stanger observed that in the income approach, the appraiser estimated net operating income at $389,614 and utilized a 10% capitalization rate to derive value. Stanger observed that AIMCO utilized net operating income of $375,564 and a capitalization rate of 10.25% to derive the estimate of property value at $3,665,000 and that such amount is approximately 6% less than the appraisal. Stanger further observed that properties such as the property owned by the partnership often experience replacement reserves of $300 per unit or more and that utilizing a 300 per unit replacement reserve instead of a $200 per unit replacement reserve in the appraisal would have reduced the value therein to approximately $3,800,000 and that our property value estimate of $3,664,000 is 3.5% lower.



     Stanger advised us that Stanger considered the appraisals in connection with the preparation of its Fairness Opinion.


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

                                YOUR PARTNERSHIP


GENERAL



     Calmark/Fort Collins, Ltd., is a California limited partnership which completed a private offering in 1982. Insignia acquired the general partner of your partnership in 1992. AIMCO acquired Insignia in October 1998. There are currently a total of 37 limited partners of your partnership and a total of 34 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on January 29, 1982 for the purpose of owning an apartment property located in Fort Collins, Colorado, known as "Scotch Pines East." Your partnership's property is owned by the partnership but is subject to a mortgage. The property consists of 102 apartment units. There are 53 one-bedroom apartments and 1 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 97.79% in 1998, 99.02% in 1997 and 99.02% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any Renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $58,410 and are intended to be paid for out of cash flow or borrowings. Renovations or improvements include, but are not limited to, gutter and downspout repairs, hot water heater replacement, exterior lighting and irrigation repairs.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $519    $483    $457    $414    $382



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $28,048 of $3,283,400 of assessed valuation with a current yearly tax rate of 0.85%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 0.86% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is not limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2031 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is not is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 98% and $541, respectively, at December 31, 1998, compared to 99% and $518, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy to remain strong in the near future due to demand in the area and amenities of the property which appeal to students. In addition, the general partner noted that it expects to spend approximately $58,410 for capital expenditures/capital improvements at the property in 1999 to repair and improve the property's gutters and downspouts, lighting, and irrigation. These expenditures are expected to improve the desirability of the property to tenants and reduce operating expenses at the property. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,773,370, payable to

Lehman, which bears interest at a rate of 7.34%. The mortgage debt is due in December 2004. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,411,000 of limited partnership units in 1982 for $41,500 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     According to the private placement memorandum dated December 10, 1982 by which units in your partnership were originally offered, the general partner of your partnership (which at the time was not affiliated with AIMCO) indicated that prior partnerships sponsored by affiliates of the general partner had, on average, begun selling their properties during the third year after the investments were made and had sold all of their properties after seven years of ownership. The private placement memorandum further stated, however, that the general partner was unable to predict how long the partnership would remain invested in the property and that the partnership acquired such property for investment rather than resale. In any event, according to the private placement memorandum, the general partner anticipated that a disposition of the property would depend on, among other things, the current real estate and money markets, economic climate and income tax consequences to the limited partners. We do not know why your partnership did not sell all of its properties within such holding period. Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2031, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Your partnership's agreement of limited partnership does not limit the liability of the general partners to your Partners or the limited partners for any act performed in their capacity as general partner. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable to your partnership or the limited partners for any loss or damage resulting from any act or omission performed or omitted in good faith, pursuant to the authority granted to them to promote the interests of your partnership. Moreover, the general partners will not liable to your partnership or limited partners because any taxing authorities disallow or adjust any deduction or credits in your partnership income tax returns. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership's agreement of limited partnership provides that the general partners of your partnership and their affiliates are entitled to indemnification from any expense, liability or loss, including attorneys' fees incurred in connection with the defense of any action, based on any act or omission by the general partners within the scope of the authority conferred by your partnership's agreement of limited partnership, including all such liabilities under Federal and state securities laws as permitted by law, except for acts or omissions constituting fraud, bad faith, willful misconduct or gross negligence. Such attorneys' fees may be paid as incurred. If such a claim for indemnification (other than for expenses incurred in a successful defense) is asserted against your partnership, your partnership will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy and will be governed by the final adjudication of such issue. Your partnership is provide indemnification to the extent of its assets. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $41,500.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1993..................................  $     0           $0                $     0           $      0
1994..................................        0            0                      0                  0
1995..................................        0            0                      0                  0
1996..................................        0            0                      0                  0
1997..................................        0            0                      0                  0
1998..................................   14,706            0                 14,706            125,001
                                        -------           --                -------           --------
          Total.......................  $14,706           $0                $14,706           $125,001
                                        =======           ==                =======           ========


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no transfers in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................     $4,630
1995........................................................      4,671
1996........................................................      7,000
1997........................................................      8,091
1998........................................................      9,619



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1994........................................................  $28,854
1995........................................................   30,621
1996........................................................   31,000
1997........................................................   33,000
1998........................................................   34,824



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

                         SELECTED FINANCIAL INFORMATION


                         OF CALMARK/FORT COLLINS, LTD.



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Calmark/Fort Collins, Ltd. taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from unaudited financial information which are not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                       SEPTEMBER 30,                          DECEMBER 31,
                                                    --------------------   --------------------------------------------------
                                                       1998       1997        1997       1996      1995      1994      1993
                                                    ----------   -------   ----------   -------   -------   -------   -------
                                                                      (IN THOUSANDS, EXCEPT PER UNIT DATA)
Cash and Cash Equivalents.........................  $      174   $    53   $      689   $    38   $    22   $    33   $    15
Land & Building...................................       3,017     2,918        2,926     2,867     2,816     2,793     2,764
Accumulated Depreciation..........................      (1,516)   (1,417)      (1,442)   (1,343)   (1,250)   (1,162)   (1,077)
Other Assets......................................         108        98          112       121       125       117       140
                                                    ----------   -------   ----------   -------   -------   -------   -------
        Total Assets..............................  $    1,783   $ 1,652   $    2,285   $ 1,683   $ 1,713   $ 1,781   $ 1,842
                                                    ==========   =======   ==========   =======   =======   =======   =======
Notes Payable.....................................  $    2,780   $ 2,012   $    2,800   $ 2,059   $ 2,151   $ 2,169   $ 2,184
Other Liabilities.................................          61        65           70        93        58        77        64
                                                    ----------   -------   ----------   -------   -------   -------   -------
        Total Liabilities.........................  $    2,841   $ 2,077   $    2,870   $ 2,152   $ 2,209   $ 2,246   $ 2,248
                                                    ----------   -------   ----------   -------   -------   -------   -------
        Partners Capital (Deficit)................  $   (1,058)  $  (425)  $     (585)  $  (469)  $  (496)  $  (465)  $  (406)
                                                    ==========   =======   ==========   =======   =======   =======   =======



                                                                        CALMARK/FORT COLLINS, LTD.
                                            ----------------------------------------------------------------------------------
                                                 FOR THE NINE
                                                 MONTHS ENDED                           FOR THE YEAR ENDED
                                                SEPTEMBER 30,                              DECEMBER 31,
                                            ----------------------   ---------------------------------------------------------
                                               1998        1997         1997       1996       1995        1994         1993
                                            ----------   ---------   ----------   -------   --------   ----------   ----------
                                                                   (IN THOUSANDS, EXCEPT PER UNIT DATA)
Rental Revenue............................  $      487   $     474   $      635   $   591   $    559   $      507   $      467
Other Income..............................          27          20           27        16         19           21           10
                                            ----------   ---------   ----------   -------   --------   ----------   ----------
        Total Revenue.....................  $      514   $     494   $      662   $   607   $    578   $      528   $      477
                                            ----------   ---------   ----------   -------   --------   ----------   ----------
Operating Expenses........................  $      201   $     165   $      224   $   218   $    256   $      187   $      151
General & Administrative..................          26          25           28        18         21           55           52
Depreciation..............................          74          74           99        93         88           85           81
Interest Expense..........................         161         163          217       224        221          226          229
Property Taxes............................          24          23           28        27         23           34           47
                                            ----------   ---------   ----------   -------   --------   ----------   ----------
        Total Expenses....................  $      486   $     450   $      596   $   580   $    609   $      418   $      560
                                            ----------   ---------   ----------   -------   --------   ----------   ----------
Net Income before extraordinary items.....  $       28   $      44   $       66   $    27   $    (31)  $      (59)  $      (83)
Extraordinary Items.......................          --          --         (182)       --
                                            ----------   ---------   ----------   -------   --------   ----------   ----------
Net Income................................  $       28   $      44   $     (116)  $    27   $    (31)  $      (59)  $      (83)
                                            ==========   =========   ==========   =======   ========   ==========   ==========
Net Income per limited partnership unit...  $   815.29   $1,281.18   $(3,382.35)  $794.12   $(902.65)  $(1,717.94)  $(2,416.76)
                                            ==========   =========   ==========   =======   ========   ==========   ==========
Distributions per limited partnership
  unit....................................  $14,558.82   $      --   $       --   $    --   $     --   $       --   $       --
                                            ==========   =========   ==========   =======   ========   ==========   ==========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



  NET INCOME



     Your Partnership recognized net income of $28,000 for the nine months ended September 30, 1998, compared to $44,000 for the nine months ended September 30, 1997. The decrease in net income of $16,000 was primarily the result of an increase in operating expenses, partially offset by an increase in rental revenue and other income



  REVENUES



     Rental and other property revenues from the Partnership Property totaled $514,000 for the nine months ended September 30, 1998, compared to $494,000 for the nine months ended September 30, 1997. The increase of $20,000, or 4%, was due to an increase in rental rates of approximately 6%, off-set by a 1% decrease in occupancy. Other income increased by $7,000 due primarily to higher interest income, resulting from the excess proceeds received when the mortgage indebtedness was refinanced during the fourth quarter of 1997.



  EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $201,000 for the nine months ended September 30, 1998, compared to $165,000 for the nine months ended September 30, 1997, an increase of $36,000 or 22%. The increase was the result of higher costs for advertising, combined with an increase in on-site property management salaries and expenses. Partnership Property management expenses totaled $26,000 for the nine months ended September 30, 1998, compared to $25,000 for the nine months ended September 30, 1997, an increase of $1,000. General and administrative, depreciation, interest and property tax expenses were comparative with the respective expenses incurred for the previous period.



Comparison of the Year Ended December 31, 1997 to the Year Ended December 31,
1996



  NET INCOME



     Your Partnership recognized a net loss of $116,000 for the year ended December 31, 1997, compared to net income of $27,000 for the year ended December 31, 1996. The increase in net loss of $143,000 was primarily the result of the extraordinary loss of $182,000 recognized on the refinancing of the mortgage in 1997.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $662,000 for the year ended December 31, 1997, compared to $607,000 for the year ended December 31, 1996. The increase of $55,000, or 9%, was primarily due to a 6% increase in average rental, while occupancy remained stable at 98%. There was also an increase in other income due to interest earned on the excess proceeds received from the refinancing of the mortgage indebtedness during the fourth quarter of 1997.

  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $224,000 for the year ended December 31, 1997, which is comparable to the operating expenses of $218,000 incurred in the year ended December 31, 1996. Management expenses totaled $33,000 for the year ended December 31, 1997, compared to $31,000 for the year ended December 31, 1996, an increase of $2,000. This increase is due to increased rental revenue, as management fees are a function based on a percentage of revenue.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $28,000 for the year ended December 31, 1997 compared to $18,000 for the year ended December 31, 1996, an increase of $10,000. The increase is primarily due to an increase in partnership administrative expenses and asset management fees.



  DEPRECIATION EXPENSE



     Depreciation expense increased $6,000 to $99,000, due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $217,000 for the year ended December 31, 1997, compared to $224,000 for the year ended December 31, 1996, a decrease of $7,000. The decrease is due to a lower interest rate on the mortgage indebtedness that was refinanced in the fourth quarter of 1997.



  EXTRAORDINARY ITEM



     The Partnership recognized a loss on extinguishment of the old debt of $182,000 in the fourth quarter of 1997. This loss was due to writing off the unamortized debt discount and loan costs associated with the old debt.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



  NET INCOME



     Your Partnership recognized net income of $27,000 for the year ended December 31, 1996, compared to a net loss of $32,000 for the year ended December 31, 1995. The increase in net income of $59,000 was the result of an increase in revenues, combined with a decrease in operating expenses.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $607,000 for the year ended December 31, 1996, compared to $577,000 for the year ended December 31, 1995. The increase of $30,000, or 5%, was due to an increase in average rental rates, while occupancy remained stable.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $218,000 for the year ended December 31, 1996, compared to $256,000 for the year ended December 31, 1995, a decrease of $38,000 or 15%. This decrease is due primarily to higher maintenance expenses in 1995, as the property incurred extensive exterior painting costs. Management expenses totaled $31,000 for the year ended December 31, 1996, compared to $33,000 for the year ended December 31, 1995, a decrease of $2,000. General and administrative, interest and property tax expenses for 1996 were comparable with the respective expenses incurred in the preceding year.

  DEPRECIATION EXPENSE



     Depreciation expense increased $5,000 to $93,000, due primarily to capitalized additions to the investment property during the year ended December 31, 1996.



  LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $174,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $2,780,000. The mortgages require monthly payments of approximately $19,000 until December, 2004, at which time a balloon payment of approximately $2,585,000 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.34%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 34 units of your partnership (up to 8.5 units) for consideration per unit of (i) 906.00 Preferred OP Units, (ii) 585.50 Common OP Units, or (iii) $22,646 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below).


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under California law.                   as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash from Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2031.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
directly or indirectly, develop, own, hold,       Partnership is to conduct any business that
maintain, operate for the production of           may be lawfully conducted by a limited
income and dispose of property situated in        partnership organized pursuant to the
the United States. Subject to restrictions        Delaware Revised Uniform Limited Part-
contained in your partnership's agreement of      nership Act (as amended from time to time,
limited partnership, your partnership may         or any successor to such statute) (the
perform all acts necessary or appropriate in      "Delaware Limited Partnership Act"),
connection therewith and reasonably related       provided that such business is to be
thereto, including borrowing money, creating      conducted in a manner that permits AIMCO to
liens and investing funds in financial            be qualified as a REIT, unless AIMCO ceases
instruments.                                      to qualify as a REIT. The AIMCO Operating
                                                  Partner-

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not less than 20 nor more than 34         limited partners and to other persons, and
units for cash and notes to selected persons      to admit such other persons as additional
who fulfill the requirements set forth in         limited partners, on terms and conditions
your partnership's agreement of limited           and for such capital contributions as may be
partnership. The capital contribution need        established by the general partner in its
not be equal for all limited partners and no      sole discretion. The net capital
action or consent is required in connection       contribution need not be equal for all OP
with the admission of any additional limited      Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
The general partner is also authorized to         Unitholder. See "Description of OP
issue additional units for sale from time to      Units -- Management by the AIMCO GP" in the
time, the number, price and terms of which        accompanying Prospectus. Subject to Delaware
shall be determined at the sole discretion        law, any additional partnership interests
of the general partner. In certain                may be issued in one or more classes, or one
circumstances set forth in your                   or more series of any of such classes, with
partnership's agreement of limited                such designations, preferences and relative,
partnership, limited partners who purchased       participating, optional or other special
the units described in the previous para-         rights, powers and duties as shall be
graph may possess preemptive rights in            determined by the general partner, in its
connection with the sale of additional            sole and absolute discretion without the
units.                                            approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
contract with affiliated persons for the          contribute funds or other assets to its
management or supervision of any or all of        subsidiaries or other persons in which it
the assets of your partnership                    has an equity investment,

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

or for the performance of any other services      and such persons may borrow funds from the
which the general partner deem necessary or       AIMCO Operating Partnership, on terms and
advisable for the operation of your               conditions established in the sole and
partnership. Any and all compensation paid        absolute discretion of the general partner.
to such affiliated persons in connection          To the extent consistent with the business
with services performed for your partnership      purpose of the AIMCO Operating Partnership
must be reasonable and fair to your               and the permitted activities of the general
partnership and the partners. Such contracts      partner, the AIMCO Operating Partnership may
between your partnership and the general          transfer assets to joint ventures, limited
partner or any affiliates must provide that       liability companies, partnerships,
they may be cancelled at any time by your         corporations, business trusts or other
partnership without penalty upon 60 days          business entities in which it is or thereby
prior written notice. In addition, the            becomes a participant upon such terms and
general partner and its affiliates may lend       subject to such conditions consistent with
money to your partnership which will be           the AIMCO Operating Partnership Agreement
repaid in accordance with the terms of the        and applicable law as the general partner,
advances out of the gross receipts of your        in its sole and absolute discretion,
partnership with interest at the then             believes to be advisable. Except as
prevailing commercial rate or at the highest      expressly permitted by the AIMCO Operating
rate permitted by the applicable usury law,       Partnership Agreement, neither the general
whichever is less. Your partnership may lend      partner nor any of its affiliates may sell,
working capital reserves which are not            transfer or convey any property to the AIMCO
needed to meet partnership expenses or make       Operating Partnership, directly or
distributions as determined in the sole           indirectly, except pursuant to transactions
discretion of the general partner to              that are determined by the general partner
affiliates of the general partner. Such           in good faith to be fair and reasonable.
loans are payable on demand and bear
interest at the then prevailing commercial
rate of interest, are otherwise commercially
reasonable and in the aggregate, do not
exceed the amount of excess working capital
reserves of your partnership.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money on the credit of       contains no restrictions on borrowings, and
and enter into obligations, recourse and          the general partner has full power and
nonrecourse, on behalf of your partnership        authority to borrow money on behalf of the
and to give as security therefore any             AIMCO Operating Partnership. The AIMCO
partnership's property.                           Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their designated representative to inspect        purpose of such demand and at such OP
and, at their sole cost and expense, copy         Unitholder's own expense, to obtain a
the contents of the books and records of          current list of the name and last known
your partnership at the principal place of        business, residence or mailing address of
business of your partnership during normal        the general partner and each other OP
business hours.                                   Unitholder.



                               Management Control


The general partner of your partnership           All management powers over the business and
manages and controls your partnership and         affairs of the AIMCO Operating Partnership
all aspects of its business. The general          are vested in AIMCO-GP, Inc., which is the
partner has all the rights and powers which       general partner. No OP Unitholder has any
may be possessed by a general partner             right to participate in or

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

under California law. Subject to the              exercise control or management power over
limitations contained in your partnership's       the business and affairs of the AIMCO
agreement of limited partnership, the             Operating Partnership. The OP Unitholders
general partner has the power to perform          have the right to vote on certain matters
acts, upon such terms and conditions as the       described under "Comparison of Your Units
general partner deem appropriate and in           and AIMCO OP Units -- Voting Rights" below.
furtherance of your partnership's business.       The general partner may not be removed by
The limited partners have no right to             the OP Unitholders with or without cause.
participate in the management or control of
your partnership, to act on behalf of your        In addition to the powers granted a general
partnership, to bind your partnership, or,        partner of a limited partnership under
except as specifically authorized in your         applicable law or that are granted to the
partnership's agreement of limited                general partner under any other provision of
partnership, to vote upon any matter              the AIMCO Operating Partnership Agreement,
involving your partnership.                       the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Your partnership's agreement of limited           Notwithstanding anything to the contrary set
partnership does not limit the liability of       forth in the AIMCO Operating Partnership
the general partner to your partnership or        Agreement, the general partner is not liable
the limited partners for any act performed        to the AIMCO Operating Partnership for
in its capacity as general partner. How-          losses sustained, liabilities incurred or
ever, your partnership's agreement of             benefits not derived as a result of errors
limited partnership does provide that the         in judgment or mistakes of fact or law of
general partner of your partnership and its       any act or omission if the general partner
affiliates are entitled to indemnification        acted in good faith. The AIMCO Operating
from any expense, liability or loss,              Partnership Agreement provides for
including attorneys' fees incurred in             indemnification of AIMCO, or any director or
connection with the defense of any action,        officer of AIMCO (in its capacity as the
based on any act or omission by the general       previous general partner of the AIMCO
partner within the scope of the authority         Operating Partnership), the general partner,
conferred by your partnership's agreement of      any officer or director of general partner
limited partnership, including all such           or the AIMCO Operating Partnership and such
liabilities under Federal and state               other persons as the general partner may
securities laws as permitted by law, except       designate from and against all losses,
for acts or omissions constituting fraud,         claims,
bad

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

faith, willful misconduct or gross                damages, liabilities, joint or several,
negligence.                                       expenses (including legal fees), fines,
                                                  settlements and other amounts incurred in
                                                  connection with any actions relating to the
                                                  operations of the AIMCO Operating
                                                  Partnership, as set forth in the AIMCO
                                                  Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner upon a vote        the business and affairs of the AIMCO
of the limited partners owning a majority of      Operating Partnership. The general partner
the outstanding units and elect a substi-         may not be removed as general partner of the
tute general partner if no general partner        AIMCO Operating Partnership by the OP
remains. Subject to limitations set forth in      Unitholders with or without cause. Under the
your partnership's agreement of limited           AIMCO Operating Partnership Agreement, the
partnership, the general partner may              general partner may, in its sole discretion,
withdraw from your partnership at any time.       prevent a transferee of an OP Unit from
A limited partner may not transfer its            becoming a substituted limited partner
interests without the written consent of the      pursuant to the AIMCO Operating Partnership
general partner which may be withheld at the      Agreement. The general partner may exercise
sole discretion of the general partner.           this right of approval to deter, delay or
                                                  hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to add representations, duties or         Agreement, whereby the general partner may,
obligations of the general partner or             without the consent of the OP Unitholders,
surrender a right or power granted to the         amend the AIMCO Operating Partnership
general partner, effect a ministerial change      Agreement, amendments to the AIMCO Operating
which does not materially affect the rights       Partnership Agreement require the consent of
of the limited partners and as required by        the holders of a majority of the
law. All other amend-

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ments must be approved by the limited             outstanding Common OP Units, excluding AIMCO
partners owning more than 50% of the units        and certain other limited exclusions (a
and the general partner. Amendments of            "Majority in Interest"). Amendments to the
provisions that require the consent of a          AIMCO Operating Partnership Agreement may be
greater percentage than a majority may be         proposed by the general partner or by
amended only the percentage required in such      holders of a Majority in Interest. Following
provisions. In addition, any amendment that       such proposal, the general partner will
adversely affects a partner or partners must      submit any proposed amendment to the OP
be approved by the affected parties.              Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fees for its services as general      its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, no limited partner is        gross negligence, no OP Unitholder has
personally liable for claims by creditors of      personal liability for the AIMCO Operating
your partnership, except as provided under        Partnership's debts and obligations, and
California law.                                   liability of the OP Unitholders for the
                                                  AIMCO Operating Partnership's debts and
                                                  obligations is generally limited to the
                                                  amount of their investment in the AIMCO
                                                  Operating Partnership. However, the
                                                  limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


The general partner has the responsibility        Unless otherwise provided for in the
for the safekeeping and use of all funds and      relevant partnership agreement, Delaware law
assets of your partnership and must not           generally requires a general partner of a
employ or permit others to employ such funds      Delaware limited partnership to adhere to
or assets in any manner except for the            fiduciary duty standards under which it owes
exclusive benefit of your partnership. Your       its limited partners the highest duties of
partnership's agreement of limited                good faith, fairness and loyalty and which
partnership provides that the general             generally prohibit such general partner from
partner and its affiliates with whom they         taking any action or engaging in any
contract on behalf of your partnership must       transaction as to which it has a conflict of
devote such of their time to the business of      interest. The AIMCO Operating Partnership
your partnership as they may, in their sole       Agreement expressly authorizes the general
discretion, deem necessary to conduct said        partner to enter into, on behalf of the
business. The general partner and its             AIMCO Operating Partnership, a right of
affiliates may engage for their own account       first opportunity arrangement and other
and for the account of others in any              conflict avoidance agreements with various
business ventures, including the purchase of      affiliates of the AIMCO Operating
real estate properties, the development,          Partnership and the general partner, on such
operation, management or syndication of real      terms as the general partner, in its sole
estate properties, and your partnership           and absolute discretion, believes are
shall have no right to participate therein.       advisable. The AIMCO Operating Partnership
However, the general partner must at all          Agreement expressly limits the liability of
times act in the best interests of your           the general partner by providing that the
partnership and in no event contrary to the       general partner, and its officers and
fiduciary relationship that it bears at all       directors will not be liable or accountable
times in relation to your partnership and to      in damages to the AIMCO Operating
each of the partners with regard to your          Partnership, the limited partners or as-
partnership's business.                           signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
In general, your partnership's agreement of       the general partner or such director or
limited partnership and the AIMCO Operating       officer acted in good faith. See
Partnership Agreement have limitations on         "Description of OP Units -- Fiduciary
the liability of the general partner but          Responsibilities" in the accompanying
such limitations differ and provide more          Prospectus.
protection for the general partner of the
AIMCO Operating Partnership.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Oper-

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                    after the fifth anniversary of the  ating Partnership sells or refi-
                                    issue date of the Preferred OP      nances its assets, the net
                                    Units.                              proceeds therefrom generally will
                                                                        be retained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the limited          AIMCO Operating Partnership       OP Unitholders have voting
partners owning a majority        Agreement, the holders of         rights only with respect to
of the outstanding units may      the Preferred OP Units will       certain limited matters such
without the concurrence of        have the same voting rights       as certain amendments and
the general partners, vote        as holders of the Common OP       termination of the AIMCO
to amend your partnership's       Units. See "Description of        Operating Partnership
agreement of limited              OP Units" in the accompany-       Agreement and certain
partnership, subject to           ing Prospectus. So long as        transactions such as the
certain limitations;              any Preferred OP Units are        institution of bankruptcy
dissolve and terminate your       outstanding, in addition to       proceedings, an assignment
partnership; remove the           any other vote or consent of      for the benefit of creditors
general partner; elect the        partners required by law or       and certain transfers by the
general partner; and approve      by the AIMCO Operating            general partner of its
or disapprove the sale of         Partnership Agreement, the        interest in the AIMCO
all or substantially all of       affirmative vote or consent       Operating Partnership or the
the assets of your                of holders of at least 50%        admission of a successor
partnership.                      of the outstanding Preferred      general partner.
                                  OP Units will be necessary
The general partner may           for effecting any amendment       Under the AIMCO Operating
cause the dissolution of the      of any of the provisions of       Partnership Agreement, the
your partnership by retiring      the Partnership Unit              general partner has the
unless, the remaining             Designation of the Preferred      power to effect the
general partner elects to         OP Units that materially and      acquisition, sale, transfer,
continue your partnership         adversely affects the rights      exchange or other
within 120 days or if there       or preferences of the             disposition of any assets of
is no remaining general           holders of the Preferred OP       the AIMCO Operating
partner, the limited              Units. The creation or            Partnership (including, but
partners owning more than         issuance of any class or          not limited to, the exercise
50% of the then outstanding       series of partnership units,      or grant of any conversion,
units may elect new general       including, without                option, privilege or
partner to continue your          limitation, any partner-          subscription right or any
partnership.                      ship units that may have          other right available in
                                  rights senior or superior to      connection with any assets
In general, you have greater      the Preferred OP Units,           at any time held by the
voting rights in your             shall not be deemed to            AIMCO Operating Partnership)
partnership than you will         materially adversely affect       or the merger,
have as an OP Unitholder. OP      the rights or preferences of      consolidation,
Unitholders cannot remove         the holders of Preferred OP       reorganization or other
the general partner of the        Units. With respect to the        combination of the AIMCO
AIMCO Operating Partnership.      exercise of the above             Operating Partnership with
                                  described voting rights,          or into another entity, all
                                  each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    Operating Partnership by an
                                                                    "event of withdrawal," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Net Cash from       at the rate of $0.50 per          or such portion as the
Operations (as defined in         Preferred OP Unit; provided,      general partner may in its
your partnership's agreement      however, that at any time         sole and absolute discretion
of limited partnership) are       and from time to time on or       determine, of Available Cash
to be distributed from time       after the fifth anniversary       (as defined in the AIMCO
to time but no less often         of the issue date of the          Operating Partnership
than quarterly and not later      Preferred OP Units, the           Agreement) generated by the
than ninety days after the        AIMCO Operating Partnership       AIMCO Operating Partnership
end of the fiscal quarter.        may adjust the annual             during such quarter to the
The distributions payable to      distribution rate on the          general partner, the special
the partners are not fixed        Preferred OP Units to the         limited partner and the
in amount and depend upon         lower of (i) 2.00% plus the       holders of Common OP Units
the operating results and         annual interest rate then         on the record date es-
net sales or refinancing          applicable to U.S. Treasury       tablished by the general
proceeds available from the       notes with a maturity of          partner with respect to such
disposition of your               five years, and (ii) the          quarter, in
partnership's assets.             annual dividend rate on

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  the most recently issued          accordance with their
                                  AIMCO non-convertible             respective interests in the
                                  preferred stock which ranks       AIMCO Operating Partnership
                                  on a parity with its Class H      on such record date. Holders
                                  Cumulative Preferred Stock.       of any other Preferred OP
                                  Such distributions will be        Units issued in the future
                                  cumulative from the date of       may have priority over the
                                  original issue. Holders of        general partner, the special
                                  Preferred OP Units will not       limited partner and holders
                                  be entitled to receive any        of Common OP Units with
                                  distributions in excess of        respect to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner by such         are not listed on any             Agreement restricts the
person if: (1) such trans-        securities exchange. The          transferability of the OP
fer is in compliance with         Preferred OP Units are            Units. Until the expiration
applicable Federal and state      subject to restrictions on        of one year from the date on
securities law, (2) a             transfer as set forth in the      which an OP Unitholder
written assignment has been       AIMCO Operating Partnership       acquired OP Units, subject
duly executed by the as-          Agreement.                        to certain exceptions, such
signor and assignee, (3) the                                        OP Unitholder may not
written approval of the           Pursuant to the AIMCO             transfer all or any por-
managing general partner          Operating Partnership             tion of its OP Units to any
which may be withheld in the      Agreement, until the              transferee without the
sole and absolute discretion      expiration of one year from       consent of the general
of the general partner has        the date on which a holder        partner, which consent may
been granted and (4) the          of Preferred OP Units             be withheld in its sole and
assignor or the assignee          acquired Preferred OP Units,      absolute discretion. After
pays a transfer fee.              subject to certain                the expiration of one year,
                                  exceptions, such holder of        such OP Unitholder has the
There are no redemption           Preferred OP Units may not        right to transfer all or any
rights associated with your       transfer all or any portion       portion of its OP Units to
units.                            of its Preferred OP Units to      any person, subject to the
                                  any transferee without the        satisfaction of certain con-
                                  consent of the general            ditions specified in the
                                  partner, which consent may        AIMCO Operating Partnership
                                  be withheld in its sole and       Agreement, including the
                                  absolute discretion. After        general partner's right of
                                  the expiration of one year,       first refusal. See
                                  such holders of Preferred OP      "Description of OP Units --
                                  Units has the right to            Transfers and Withdrawals"
                                  transfer all or any portion       in the accompanying
                                  of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $7,000 in 1996, $8,091 in 1997 and $9,619 in 1998. The property manager received management fees of $31,000 in 1996, $33,000 in 1997 and $34,824 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $192,491 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.

                           CALMARK/FORT COLLINS, LTD.



                         INDEX TO FINANCIAL STATEMENTS





                                                               PAGE
                                                               ----
Condensed Balance Sheet as of September 30, 1998
  (Unaudited)...............................................    F-2
Condensed Statement of Operations for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................    F-3
Condensed Statement of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................    F-4
Note A -- Basis of Presentation (Unaudited).................    F-5
Balance Sheet as of December 31, 1997 (Unaudited)...........    F-6
Statement of Operations for the year ended December 31, 1997
  (Unaudited)...............................................    F-7
Statement of Changes in Partners' Deficit for the year ended
  December 31, 1997 (Unaudited).............................    F-8
Statement of Cash Flows for the year ended December 31, 1997
  (Unaudited)...............................................    F-9
Notes to Financial Statements (Unaudited)...................   F-10
Balance Sheet as of December 31, 1996 (Unaudited)...........   F-15
Statement of Operations for the year ended December 31, 1996
  (Unaudited)...............................................   F-16
Statement of Changes in Partners' Deficit for the year ended
  December 31, 1996 (Unaudited).............................   F-17
Statement of Cash Flows for the year ended December 31, 1996
  (Unaudited)...............................................   F-18
Notes to Financial Statements (Unaudited)...................   F-19

                           CALMARK/FORT COLLINS, LTD.



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                     ASSETS



Cash and cash equivalents...................................                $   174,000
Receivables and deposits....................................                     30,000
Other assets................................................                     78,000
Investment property:
  Land......................................................  $   190,000
  Building and related personal property....................    2,827,000
                                                              -----------
                                                                3,017,000
  Less: Accumulated depreciation............................   (1,516,000)    1,501,000
                                                              -----------   -----------
          Total assets......................................                $ 1,783,000
                                                                            ===========

                           LIABILITIES AND PARTNERS' DEFICIT

  Accrued liabilities.......................................                $    25,000
  Property taxes payable....................................                     22,000
  Tenant security deposits..................................                     14,000
  Notes payable.............................................                  2,780,000
          Partners' deficit.................................                 (1,058,000)
                                                                            -----------
          Total liabilities and partners' deficit...........                $ 1,783,000
                                                                            ===========



                             See accompanying note.

                           CALMARK/FORT COLLINS, LTD.



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Revenues:
  Rental income.............................................  $487,000   $474,000
  Other income..............................................    27,000     20,000
                                                              --------   --------
          Total revenues....................................   514,000    494,000
Expenses:
  Operating expenses........................................   201,000    165,000
  General and administrative expenses.......................    26,000     25,000
  Depreciation expense......................................    74,000     74,000
  Interest expense..........................................   161,000    163,000
  Property tax expense......................................    24,000     23,000
                                                              --------   --------
          Total expenses....................................   486,000    450,000
          Net income (loss).................................  $ 28,000   $ 44,000
                                                              ========   ========



                             See accompanying note.

                           CALMARK/FORT COLLINS, LTD.



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1998            1997
                                                              -------------   -------------
Operating activities:
  Net income (loss).........................................    $  28,000       $ 44,000
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities.......................
  Depreciation and amortization.............................      101,000        101,000
  Changes in accounts:
     Receivables and deposits and other assets..............       (4,000)        15,000
     Accounts payable and accrued expenses..................      (29,000)       (28,000)
                                                                ---------       --------
          Net cash provided by (used in) operating
            activities......................................       96,000        132,000
Investing activities:
  Property improvements and replacements....................      (91,000)       (51,000)
                                                                ---------       --------
  Net cash provided by (used in) investing activities.......      (91,000)       (51,000)
Financing activities:
  Payments on mortgage......................................      (20,000)       (66,000)
  Partners' distributions...................................     (500,000)            --
                                                                ---------       --------
  Net cash provided by (used in) financing activities.......     (520,000)       (66,000)
                                                                ---------       --------
  Net increase (decrease) in cash and cash equivalents......     (515,000)        15,000
  Cash and cash equivalents at beginning of year............      689,000         38,000
                                                                ---------       --------
  Cash and cash equivalents at end of period................    $ 174,000       $ 53,000
                                                                =========       ========



                             See accompanying note.

                           CALMARK/FORT COLLINS, LTD



                     NOTE TO CONDENSED FINANCIAL STATEMENTS



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Calmark/Fort Collins, Ltd. as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the unaudited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                           BALANCE SHEET -- UNAUDITED


                               DECEMBER 31, 1997


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                     ASSETS



Cash and cash equivalents...................................             $   689
Receivables and deposits....................................                  38
Loan costs, net of accumulated amortization of $1...........                  66
Other assets................................................                   8
Apartment property, at cost (Notes 3 and 4):
  Land and improvements.....................................  $   190
  Buildings and related personal property...................    2,736
                                                                2,926
  Less accumulated depreciation.............................   (1,442)     1,484
                                                              -------    -------
                                                                         $ 2,285
                                                                         =======

                       LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................             $     6
  Accrued liabilities.......................................                  45
  Long-term debt (Notes 3 and 4)............................               2,800
  Tenant security deposit liabilities.......................                  19
                                                                         -------
                                                                           2,870
Partners' deficit:
  Limited Partners (34 units issued and outstanding)........  $  (567)
  General Partners..........................................      (18)      (585)
                                                              -------    -------
                                                                         $ 2,285
                                                                         =======



                            See accompanying notes.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                      STATEMENT OF OPERATIONS (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1997


                        (IN THOUSANDS, EXCEPT UNIT DATA)



Revenues:
  Rental income.............................................          $      635
  Other income..............................................                  27
                                                                      ----------
                                                                             662
Expenses:
  Operating.................................................  $224
  General and administrative................................    28
  Interest..................................................   217
  Depreciation..............................................    99
  Property taxes............................................    28           596
                                                              ----    ----------
Income before extraordinary item............................          $       66
Extraordinary loss on extinguishment of debt (Note 4).......                (182)
                                                                      ----------
Net loss....................................................          $     (116)
                                                                      ==========
Net loss allocated to general partners (1%).................          $       (1)
Net loss allocated to limited partners (99%)................                (115)
                                                                      ----------
                                                                      $     (116)
                                                                      ==========
Per limited partnership unit:
  Income before extraordinary item..........................          $ 1,917.06
  Extraordinary loss on extinguishment of debt..............           (5,299.41)
                                                                      ----------
Net loss....................................................          $(3,382.35)
                                                                      ==========



                            See accompanying notes.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



             STATEMENT OF CHANGES IN PARTNERS' DEFICIT -- UNAUDITED


                                 (IN THOUSANDS)



                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   -----
Partners' deficit at December 31, 1996......................    $(17)     $(452)    $(469)
  Net loss..................................................      (1)      (115)     (116)
                                                                ----      -----     -----
Partners' deficit at December 31, 1997......................    $(18)     $(567)    $(585)
                                                                ====      =====     =====



                            See accompanying notes.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                      STATEMENT OF CASH FLOWS -- UNAUDITED


                          YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



Operating activities
  Net loss..................................................  $  (116)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Extraordinary loss on extinguishment of debt...........      182
     Depreciation...........................................       99
     Amortization of loan costs and discount................       34
     Changes in accounts:
       Receivables and deposits.............................       12
       Other assets.........................................       (1)
       Accounts payable.....................................      (23)
       Accrued liabilities..................................        1
       Tenant security deposit liabilities..................       (1)
                                                              -------
          Net cash provided by operating activities.........      187
Investing activities
  Property improvements and replacements....................      (59)
Financing activities
  Payments on long-term debt................................   (2,208)
  Additional borrowings on long-term debt...................    2,800
  Loan costs................................................      (66)
  Debt extinguishment costs.................................       (3)
                                                              -------
          Net cash provided by financing activities.........      523
                                                              -------
          Net increase in cash and cash equivalents.........      651
  Cash and cash equivalents at December 31, 1996............       38
                                                              -------
  Cash and cash equivalents at December 31, 1997............  $   689
                                                              =======
Supplemental disclosure of cash flow information
  Cash paid during the year for interest....................  $   180
                                                              =======



                            See accompanying notes.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)


                               DECEMBER 31, 1997


1. ORGANIZATION



  Description of Partnership



     Calmark/Fort Collins, Ltd., a California limited partnership (the "Partnership"), was formed in January 1982 to acquire and operate a 102-unit apartment complex in Fort Collins, Colorado. This property was acquired from Calmark Asset Management, Inc. (CAMI), an affiliate of the Corporate General Partner, Calmark/Fort Collins, Inc., a California corporation. Thirty-four units of limited partnership interest were issued.



     The Partnership will terminate on December 31, 2031 unless terminated sooner by the retirement or dissolution of the General Partners or unless the Partners elect to continue the Partnership.



     The General Partners of the Partnership are Calmark/Fort Collins, Inc., a California corporation (the Corporate General Partner) and Fort Collins Company, Ltd., a California limited partnership (Associate General Partner). In January 1993, MAE California, Inc., an affiliate of Insignia Financial Group, Inc., purchased all of the outstanding stock of the Corporate General Partner and assumed the role and obligations of the Managing General Partner of the Partnership.



  Allocations to Partners



     In general, income and losses from operations and losses upon sale of the property and/or dissolution of the Partnership are allocated 1% to the General Partners and 99% to the Limited Partners.



     Income from disposition or partial disposition of the Partnership's property and income upon termination and liquidation of the Partnership will be allocated as follows:



        a. Ordinary income under Section 751(c) of the Internal Revenue Code will be allocated between the Partners as a class in the same proportion as such deductions were allocated to them.



        b. To Partners with negative adjusted capital account balances (as defined), after accounting for distributions described below, in proportion to their negative adjusted capital account balances.



        c. Any remaining income will be allocated so as to produce a 25:75 ratio between the aggregate positive adjusted capital account balances of the General Partners and the aggregate positive adjusted capital account balances of the Limited Partners after accounting for the distributions described below.



  Cash Distributions



     Net cash from operations (as defined) is to be distributed not less than quarterly and not later than ninety days after the end of each fiscal quarter of the Partnership in the following order of priority:



        a. To the General Partners an amount equal to the excess gross rental income (as defined), not to exceed $66,500.



        b. 1% to the General Partners and 99% to the Limited Partners as a class until such time as the Limited Partners have received in the aggregate an amount equal to an 8% per annum cumulative (but not compounded) return on their adjusted investment interest (as defined).



        c. The remainder is allocated 25% to the General Partners and 75% to the Limited Partners as a class. In general, any proceeds remaining after the sale of the properties and dissolution of the Partnership shall be distributed to the Partners in accordance with their capital accounts after payment of certain items specified in the Partnership Agreement.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Investment Property



     The investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.


  Tenant Security Deposits


     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Loan Costs



     Loan costs are being amortized using the straight-line method over the life of the loan.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Restricted Escrows



     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property.


3. INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP
                                 (IN THOUSANDS)

                                                                     BUILDINGS AND     COST CAPITALIZED
                                                                    RELATED PERSONAL    SUBSEQUENT TO
DESCRIPTION                                   ENCUMBRANCES   LAND       PROPERTY         ACQUISITION
-----------                                   ------------   ----   ----------------   ----------------
Fort Collins Apartments.....................     $2,800      $190        $2,540              $196
                                                 ======      ====        ======              ====

                         GROSS AMOUNT AT WHICH CARRIED
                                 (IN THOUSANDS)


                                         BUILDINGS AND
                                            RELATED
                                           PERSONAL               ACCUMULATED      DATE     DEPRECIABLE
DEPRECIATION                      LAND     PROPERTY      TOTAL    DEPRECIATION   ACQUIRED    LIFE-YEARS
------------                      ----   -------------   ------   ------------   --------   ------------
Fort Collins Apartments.........  $190      $2,736       $2,926      $1,442        1/82         5-30
                                  ====      ======       ======      ======        ====         ====


     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.

     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):

Investment Property
  Balance at beginning of year..............................  $2,867
  Property improvements.....................................      59
                                                              ------
                                                              $2,926
                                                              ======
Accumulated Depreciation
  Balance at beginning of year..............................  $1,343
  Additions charged to expense..............................      99
                                                              ------
  Balance at end of year....................................  $1,442
                                                              ======

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is approximately $2,926,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is approximately $2,619,000.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



4. LONG-TERM DEBT



     Long-term debt payable at December 31, 1997 consists of the following (dollar amounts in thousands):



Mortgage note payable to Lehman Brothers Holdings, Inc.
  secured by a first deed of trust on the property. This
  note bears interest at 7.34% per annum. Principal and
  interest payments of $19 are payable monthly, with a
  balloon payment of $2,585 due on December 1, 2004.........  $2,800
                                                              ======



     During 1997, the Partnership refinanced its long-term debt. The Partnership recognized a loss on extinguishment of the old debt of approximately $182,000 primarily due to writing off unamortized debt discount and loan costs. In addition, the Partnership incurred approximately $66,000 in costs associated with the new debt. The new debt contains prepayment penalties if repaid prior to maturity.



     Scheduled principal payments of long-term debt subsequent to December 31, 1997 are as follows (in thousands):



1998........................................................  $   27
1999........................................................      29
2000........................................................      31
2001........................................................      33
2002........................................................      36
Thereafter..................................................   2,644
                                                              ------
                                                              $2,800
                                                              ======



5. RELATED PARTY TRANSACTIONS



     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1997 (in thousands):



Property management fees....................................  $33
Reimbursements for general partner expenses.................  $ 8



     For the period of January 1, 1997 to August 31, 1997, the Partnership insured its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligations was not significant.



6. INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except unit data):



Net loss as reported........................................  $     (116)
Deduct:
  Depreciation differences..................................         (42)
                                                              ----------
Federal taxable loss........................................  $     (158)
                                                              ==========
Federal taxable loss per limited partnership unit...........  $(4,600.59)
                                                              ==========



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net liabilities as reported.................................  $  (585)
Accumulated depreciation....................................   (1,177)
Syndication costs...........................................       20
                                                              -------
Net liabilities -- tax basis................................  $(1,742)
                                                              =======



7. SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc. an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                           BALANCE SHEET (UNAUDITED)


                               DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                     ASSETS



Cash........................................................             $   38
Receivables and deposits....................................                 50
Loan costs, net of accumulated amortization of $44..........                 64
Other assets................................................                  7
Apartment property, at cost (Notes 3 and 4):
  Land and improvements.....................................  $   190
  Buildings and related personal property...................    2,677
                                                              -------
                                                                2,867
  Less accumulated depreciation.............................   (1,343)    1,524
                                                              -------    ------
                                                                         $1,683
                                                                         ======

                       LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................             $   29
  Accrued liabilities.......................................                 44
  Long-term debt (Notes 3 and 4)............................              2,059
  Tenant security deposits..................................                 20
                                                                         ------
                                                                          2,152
Partners' deficit:
  Limited Partners (34 units issued and outstanding)........  $  (452)
  General Partners..........................................      (17)     (469)
                                                              -------    ------
                                                                         $1,683
                                                                         ======



                            See accompanying notes.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                      STATEMENT OF OPERATIONS (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996



Revenues:
  Rental income.............................................          $   591
  Other income..............................................               16
                                                                      -------
                                                                          607
Expenses:
  Interest..................................................  $224
  Depreciation..............................................    93
  Operating expenses........................................   218
  Property taxes............................................    27
  General and administrative................................    18        580
                                                              ----    -------
Net income..................................................          $    27
                                                                      =======
Net income allocated to general partners (1%)...............               --
Net income allocated to limited partners (99%)..............          $    27
                                                                      =======
Net income per limited partnership unit.....................          $   .79
                                                                      =======



                            See accompanying notes.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



             STATEMENT OF CHANGES IN PARTNERS' DEFICIT (UNAUDITED)


                                 (IN THOUSANDS)



                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   -----
Partners' deficit at December 31, 1995......................    $(17)     $(479)    $(496)
  Net income................................................      --         27        27
                                                                ----      -----     -----
Partners' deficit at December 31, 1996......................    $(17)     $(452)    $(469)
                                                                ====      =====     =====



                            See accompanying notes.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                      STATEMENT OF CASH FLOWS (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



Operating activities
  Net income................................................    $  27
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................       93
     Amortization of loan costs and discount................       36
     Changes in accounts:
       Receivables and deposits.............................       (4)
       Other assets.........................................       (3)
       Accounts payable.....................................       19
       Accrued liabilities..................................       16
                                                                -----
          Net cash provided by operating activities.........      184
Investing activities
  Property improvements and replacements....................      (51)
Financing activities
  Payments on long-term debt................................     (117)
                                                                -----
          Net increase in cash..............................       16
Cash at December 31, 1995...................................       22
                                                                -----
Cash at December 31, 1996...................................    $  38
                                                                =====
Supplemental disclosure of cash flow information
  Cash paid for interest expense............................    $ 175
                                                                =====



                            See accompanying notes.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)


                               DECEMBER 31, 1996


1. ORGANIZATION



  Description of Partnership



     Calmark/Fort Collins, Ltd., a California limited partnership (the "Partnership"), was formed in January 1982 to acquire and operate a 102-unit apartment complex in Fort Collins, Colorado. This property was acquired from Calmark Asset Management, Inc. (CAMI), an affiliate of the Corporate General Partner, Calmark/Fort Collins, Inc., a California corporation. Thirty-four units of limited partnership interest were issued.



     The Partnership will terminate on December 31, 2031 unless terminated sooner by the retirement or dissolution of the General Partners or unless the Partners elect to continue the Partnership.



     The General Partners of the Partnership are Calmark/Fort Collins, Inc., a California corporation (the Corporate General Partner) and Fort Collins Company, Ltd., a California limited partnership (Associate General Partner). In January 1993, MAE California, Inc., an affiliate of Insignia Financial Group, Inc., purchased all of the outstanding stock of the Corporate General Partner and assumed the role and obligations of the Managing General Partner of the Partnership.



  Allocations to Partners



     In general, income and losses from operations and losses upon sale of the property and/or dissolution of the Partnership are allocated 1% to the General Partners and 99% to the Limited Partners.



     Income from disposition or partial disposition of the Partnership's property and income upon termination and liquidation of the Partnership will be allocated as follows:



        a. Ordinary income under Section 751(c) of the Internal Revenue Code will be allocated between the Partners as a class in the same proportion as such deductions were allocated to them.



        b. To Partners with negative adjusted capital account balances (as defined), after accounting for distributions described below, in proportion to their negative adjusted capital account balances.



        c. Any remaining income will be allocated so as to produce a 25:75 ratio between the aggregate positive adjusted capital account balances of the General Partners and the aggregate positive adjusted capital account balances of the Limited Partners after accounting for the distributions described below.



  Cash Distributions



     Net cash from operations (as defined) is to be distributed not less than quarterly and not later than ninety days after the end of each fiscal quarter of the Partnership in the following order of priority:



        a. To the General Partners an amount equal to the excess gross rental income (as defined), not to exceed $66,500.



        b. 1% to the General Partners and 99% to the Limited Partners as a class until such time as the Limited Partners have received in the aggregate an amount equal to an 8% per annum cumulative (but not compounded) return on their adjusted investment interest (as defined).



        c. The remainder is allocated 25% to the General Partners and 75% to the Limited Partners as a class. In general, any proceeds remaining after the sale of the properties and dissolution of the Partnership shall be distributed to the Partners in accordance with their capital accounts after payment of certain items specified in the Partnership Agreement.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Investment Property



     The investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.


  Tenant Security Deposits


     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Loan Costs



     Loan costs are being amortized using the straight-line method over the life of the loan.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Restricted Escrows



     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property.



3. INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                        BUILDINGS AND     COST CAPITALIZED
                                                                       RELATED PERSONAL    SUBSEQUENT TO
                  DESCRIPTION                    ENCUMBRANCES   LAND       PROPERTY         ACQUISITION
                  -----------                    ------------   ----   ----------------   ----------------
Fort Collins Apartments........................     $2,059      $190        $2,540              $137
                                                    ======      ====        ======              ====



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                               BUILDINGS AND
                                                  RELATED
                                                 PERSONAL               ACCUMULATED      DATE     DEPRECIABLE
             DESCRIPTION                LAND     PROPERTY      TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
             -----------                ----   -------------   ------   ------------   --------   -----------
Fort Collins Apartments...............  $190      $2,677       $2,867      $1,343        1/82        5-30
                                        ====      ======       ======      ======



     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



Investment Property
  Balance at beginning of year..............................  $2,816
  Property improvements.....................................      51
                                                              ------
  Balance at end of year....................................  $2,867
                                                              ======
Accumulated Depreciation
  Balance at beginning of year..............................  $1,250
  Additions charged to expense..............................      93
                                                              ------
  Balance at end of year....................................  $1,343
                                                              ======

                           CALMARK/FORT COLLINS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



The aggregate cost of the investment property for Federal income tax purposes at
December 31, 1996 is approximately $2,867,000. The accumulated depreciation taken for
FEDERAL INCOME TAX PURPOSES AT DECEMBER 31, 1996 IS APPROXIMATELY $2,478,000.4. LONG-
Term DebtLong-term debt payable at December 31, 1996 consists of the following (in thousands):
Mortgage note payable to Metmor Financial, Inc. secured by a first deed of trust on the property. This note bears interest at 8.25% per annum. Principal and interest payments of $18 are payable monthly, with a balloon payment of $1,664 due on
  January 1, 2003.......................................................                $2,039
Promissory note payable to E.E. Mitchell and Co. This note bears interest at 8.8% per annum. Interest and principal payments based on cash flow (as defined in the note)
  are made monthly. The unpaid principal and interest is due on December 1, 1997...        169
                                                                                        ------
                                                                                         2,208
Less unamortized loan discount fee......................................                  (149)
                                                                                        ------
                                                                                        $2,059
                                                                                        ======

           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Calmark Ft. Collins Ltd.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Calmark Ft. Collins Ltd. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $22,646 in cash, or 585.50 Common OP Units of the Purchaser, or 906 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;

          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;


          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Revised the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property;



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.

     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910

                  SUBJECT TO COMPLETION, DATED MARCH   , 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                         Catawba Club Associates, L.P.


                        in exchange for your choice of:

           446.25 of our 8.0% Class Two Partnership Preferred Units;


                   288.50 of our Partnership Common Units; or


                                $11,155 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $11,155 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Catawba Club
    Associates, L.P............................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Redemption of Preferred Stock.....    S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25



                                                  PAGE
                                                  -----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-25
    Possible Increase in Control of Your
      Partnership by Us........................    S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-26
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-28
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-47
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-48
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Proration....................................    S-59

                                                  PAGE
                                                  -----
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $5,313,000 less approximately $515,785 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2008 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately a $3,047,071 balloon payment due on its mortgage debt on November 15, 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment date, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November, 2002 and require a balloon payment of $3,047,071. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $892.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $721.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of [the/each] property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income (January 1, 1997 to December 31,
  1997).....................................................  $   571,000
Capitalization rate.........................................       10.75%
                                                              -----------
Gross valuation of partnership property.....................  $ 5,313,000
Plus: Cash and cash equivalents.............................       10,388
Plus: Other partnership assets, net of security deposits....      314,283
Less: Mortgage debt, including accrued interest.............   (3,850,312)
Less: Accounts payable and accrued expenses.................      (62,657)
Less: Other liabilities.....................................     (731,150)
                                                              -----------
Partnership valuation before taxes and certain costs........      993,552
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (515,785)
Less: Closing costs.........................................     (132,825)
                                                              -----------
Estimated net valuation of your partnership.................      344,942
Percentage of estimated net valuation allocated to holders
  of units..................................................       98.63%
                                                              -----------
Estimated net valuation of units............................      340,231
          Total number of units.............................         30.5
                                                              -----------
Estimated valuation per unit................................       11,155
                                                              ===========
Cash consideration per unit.................................  $    11,155
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $11,155 by the $25 liquidation preference of each Preferred OP Unit to get 446.25 Preferred OP Units per unit.

     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $11,155 by a price of $38.69 to get 289.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 11,155
Partnership Preferred Units.................................  $ 11,155
Partnership Common Units....................................  $ 11,155
Alternatives:
  Prices on secondary market................................       Not available
  Estimated liquidation proceeds............................  $ 11,155
  Estimated going concern value.............................  $  2,506
  Alternative going concern value(1)........................  $  4,649
  Net book value (deficit)..................................  $(79,615)


---------------


(1) Assumes sale of the property when the balloon payment is due instead of refinancing the mortgage.

STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Catawba Club Associates, L.P. is a Delaware limited partnership which was formed on May 28, 1985 for the purpose of owning and operating a single apartment property located in Columbus, Ohio, known as "Catawba Club Apartments." Your partnership's property consists of 186 units and was built in 1975. Your partnership has no employees. As of September 30, 1998, there were 30.5 units of limited partnership interest issued and outstanding, which were held of record by 45 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $1,966,400 of limited partnership units in 1985. Between January 1, 1993 and December 31, 1998 your partnership made no cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Your partnership will terminate on December 31, 2008, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $3,600,402, payable to Marine Midland, Bank of America and FNMA, which bears interest at the rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $130,106, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, the general partner of your partnership has no loans outstanding to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 446.25 of our Class Two Partnership Preferred Units;



     - 288.50 of our Partnership Common Units; or



     - $11,155 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 30.5 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 446.25 Preferred OP Units, 288.50, Common OP Units, or $11,155 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $11,155 in cash, 446.25 Preferred OP Units or 288.50 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $11,155.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $24,729 for the fiscal year ended December 31, 1998. The property manager received management fees of $58,102 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $85,057 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         SUMMARY FINANCIAL INFORMATION OF CATAWBA CLUB ASSOCIATES, L.P.



     The summary financial information of Catawba Club Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Catawba Club Associates, L.P. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                         CATAWBA CLUB ASSOCIATES, L.P.



                                     FOR THE NINE MONTHS                              FOR THE YEAR ENDED
                                     ENDED SEPTEMBER 30,                                 DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     1998          1997          1997          1996          1995          1994          1993
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
OPERATING DATA:
  Total Revenues................. $   876,000   $   895,000   $ 1,196,000   $ 1,138,000   $ 1,081,000   $ 1,089,000   $ 1,064,000
  Net Income/(Loss)..............      31,000        67,000        39,000            --      (122,000)     (209,000)    (268,000)
  Net Income (Loss) per limited
    partnership unit.............       1,006         2,175         1,266            --        (3,960)       (6,751)      (8,699)
  Distributions per limited
    partnership unit.............          --            --            --            --            --            --            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital).....................          --            --            --            --            --            --            --



                                        SEPTEMBER 30,                                    DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     1998          1997          1997          1996          1995          1994          1993
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents...... $    61,000   $    53,000   $    16,000   $    38,000   $    71,000   $    86,000   $    86,000
  Real Estate, Net of Accumulated
    Depreciation.................   1,737,000       359,000     1,766,000     1,715,000     1,736,000     1,799,000     2,044,000
  Total Assets...................   2,148,000     2,169,000     2,161,000     2,110,000     2,151,000     2,269,000     2,468,000
  Notes Payable..................   4,028,000     4,117,000     4,097,000     4,179,000     4,254,000     4,323,000     4,386,000
General Partners
  Capital/(Deficit)..............          --            --            --            --            --            --            --
Limited Partners
  Capital/(Deficit)..............          --            --            --            --            --            --            --
Partners' Capital/(Deficit)......  (2,397,000)   (2,400,000)   (2,428,000)   (2,467,000)   (2,467,000)   (2,345,000)  (2,137,000)
Total Distributions..............          --            --            --            --            --            --            --
Book value per limited
  partnership unit...............          --            --            --            --            --            --            --
Net increase (decrease) in cash
  and cash equivalents...........      45,000        15,000       (22,000)      (10,000)      (12,000)       (2,000)      (4,700)
Net cash provided by operating
  activities.....................     201,000       219,000       251,000       181,000       198,000       176,000       207,000
Ratio of earnings to fixed
  charges........................      1.12/1        1.26/1        1.10/1        1.00/1        0.70/1        0.49/1        0.37/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING       CATAWBA CLUB
                                                              PARTNERSHIP    ASSOCIATES, L.P.
                                                              ------------   ----------------
                                                               YEAR ENDED       YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1998
                                                              ------------   ----------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................    $721.25          $     0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................    $892.50          $     0

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $5,313,000 although we believe the property needs approximately $515,785 of deferred maintenance and investment not considered by the appraiser. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2008 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately a $3,047,071 balloon payment due on its mortgage debt on November 15, 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment date, or it will be in default and could lose the property to foreclosure.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest, consisting of a 0% limited partnership interest and a .992% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on November 15, 2002 and require a balloon payment totaling $3,047,071. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payment. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's property would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $892.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $721.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.6% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $571,135             10.75%         $5,313,000


---------------


     (1) The total net operating income is equal to total revenues of $1,193,012, less total expenses of $566,077 and recurring replacement costs of $55,800.

     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $344,942. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 98.63% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income (January 1, 1997 to December 31,
  1997).....................................................  $   571,000
Capitalization Rate.........................................        10.75%
                                                              -----------
Gross valuation of partnership property.....................    5,313,000
Plus: Cash and cash equivalents.............................       10,388
Plus: Other partnership assets, net of security deposits....      314,283
Less: Mortgage debt, including accrued interest.............   (3,850,312)
Less: Accounts payable and accrued expenses.................      (62,657)
Less: Other liabilities.....................................     (731,150)
                                                              -----------
Partnership valuation before taxes and certain costs........      993,552
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (515,785)
Less: Closing costs.........................................     (132,825)
                                                              -----------
Estimated net valuation of your partnership.................      344,942
Percentage of estimated net valuation allocated to holders
  of units..................................................        98.63%
                                                              -----------
Estimated net valuation of units............................      340,231
          Total number of units.............................         30.5
                                                              -----------
Estimated valuation per unit................................       11,155
                                                              ===========
Cash consideration per unit.................................  $    11,155
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $11,155 by the $25 liquidation preference of each Preferred OP Unit to get 446.25 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $11,155 by a price of $38.69 to get 288.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $344,942 or .06% is the net valuation of your partnership.

                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $67,000 for the nine months ended September 30, 1997 to $31,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

        11. The estimated unit value of $11,155, based on a total estimated value of your partnership's property of $5,313,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $892.50 per year on the number of Preferred OP Units, or distributions of $721.25 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. There were no distributions with respect to your units for the fiscal year ended December 31, 1998. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                --------
Cash offer price............................................    $ 11,155
Partnership preferred units.................................      11,155(1)
Partnership common units....................................      11,155(1)
Alternatives:
  Prices on secondary market................................    Not available
  Estimated liquidation proceeds............................    $ 11,155
  Estimated going concern value.............................    $  2,506
  Net book value (deficit)..................................    $(79,615)
  Alternative going concern value...........................    $  4,649(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         1000

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) cash reserves; (vi) broker's commissions; and (vii) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $2,506 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due on November 15, 2002. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $4,649 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $79,615 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.

         1001


  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $5,810 per unit, going concern value of $5,426 per unit and liquidation value of $1,574 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(5,345), $(5,729) and $(9,581). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 98.63% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations

         1002

and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $1,236,223
Operating Expenses..........................................    (593,364)
Replacement Reserves -- Net.................................    (158,692)
Debt Service................................................    (408,312)
Capital Expenditures........................................    (122,100)
                                                              ----------
          Net Cash Flow.....................................  $  (46,245)
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to

         1003

the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

         1004

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.75%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $515,785. Stanger observed that your partnership liquidation value of $344,942 was allocated 98.63% to limited partners and was divided by the total units outstanding of 30.5 to provide the liquidation value per unit of $11,155.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $571,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $35,000 per annum; (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.25%; and
(ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.3%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 30.5 to achieve management's estimate of going concern value of $2,506 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $11,155 per unit is equal to management's estimate of liquidation value, and reflects a substantial premium to management's estimate of going concern value of $2,506. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distributions on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third

         1005


year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.0%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.5% Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately 80% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $5,810, $5,426, and $1,574 representing (discounts) to the offer price of 48%, 51% and 86%. Stanger observed that these substantial discounts to the offer price are indicative of the substantial leverage and risk of the units in the partnership. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also

         1006

relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed

         1007

transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

                                YOUR PARTNERSHIP


GENERAL



     Catawba Club Associates, L.P., is a Delaware limited partnership which completed a private offering in 1985. Insignia acquired the general partner of your partnership in December 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 45 limited partners of your partnership and a total of 30.5 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on May 28, 1985 for the purpose of owning an apartment property located in Columbus, Ohio, known as "Catawba Club Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1975 and consists of 186 apartment units. There are 51 one-bedroom apartments, 119 two-bedroom apartments and 16 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 89.52% in 1998, 87.63% in 1997 and 87.63% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations for 1999 total $515,785 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, gutters and down spouts, heating, ventilation and air conditioning systems, siding trim facia/soffets, exterior paint, balconies and patios, foundations, sidewalks, drives and parking lots, landscaping and irrigation, and fences.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $506    $476    $447    $457    $445



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $99,297 of $1,769,990 of assessed valuation with a current yearly tax rate of 5.61%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 5.89% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

         1008


INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2008 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 90% and $487, respectively, at December 31, 1998, compared to 88% and $506, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects rental rates to improve in the near future because planned improvements enhancing the appeal of the property. In addition, the general partner noted that it expects to spend approximately $515,785 for capital improvements at the property in 1999 to improve the property's roofing, gutters, heating, ventilation and air conditioning, siding, exterior paint, balconies, foundation repairs, parking lots, landscaping/irrigation and fences. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."

         1009


BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $3,600,402, payable to Marine Midland, Bank of America and FNMA, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $130,106, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. Currently, the general partner of your partnership has no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,996,400 of limited partnership units in 1985. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership are not liable to your partnership or any limited partner for any acts or failures to do any act performed by any of them in the absence of their willful malfeasance or gross negligence. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership's agreement of limited partnership does not provide for indemnification of the general partners by your partnership for any acts or omissions performed by them.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         1010


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     From 1993 through 1998 your partnership has paid no distributions. The original cost per unit was $39,928.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                                                          PERCENTAGE OF
                                        NUMBER OF UNITS    TOTAL UNITS     NUMBER OF
YEAR                                      TRANSFERRED      OUTSTANDING    TRANSACTIONS
----                                    ---------------   -------------   ------------
1994..................................        0.0            0.00%             0
1995..................................        0.0            0.00%             0
1996..................................        0.0            0.00%             0
1997..................................        0.0            0.00%             0
1998..................................       0.75            2.34%             2



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest in your partnership, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                                COMPENSATION
                            ----                                ------------
1994........................................................      $28,044
1995........................................................       38,456
1996........................................................       33,620
1997........................................................       33,815
1998........................................................       24,729

         1011


     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                      FEES
                            ----                                      ----
1994........................................................  Not available
1995........................................................        $54,303
1996........................................................         56,001
1997........................................................         60,499
1998........................................................         58,102



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         1012


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                        SEPTEMBER 30,                                    DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     1998          1997          1997          1996          1995          1994          1993
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.......  $    61,000   $    53,000   $    16,000   $    38,000   $    71,000   $    86,000   $    86,000
Land & Building.................    5,271,000     5,173,000     5,211,000     5,043,000     4,955,000     4,820,000     4,789,000
Accumulated Depreciation........   (3,534,000)   (3,416,000)   (3,445,000)   (3,328,000)   (3,219,000)   (3,021,000)   (2,745,000)
Other Assets....................      350,000       359,000       379,000       357,000       344,000       384,000       338,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets............  $ 2,148,000   $ 2,169,000   $ 2,161,000   $ 2,110,000   $ 2,151,000   $ 2,269,000   $ 2,468,000
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable...................  $ 4,028,000   $ 4,117,000   $ 4,097,000   $ 4,179,000   $ 4,254,000   $ 4,323,000   $ 4,386,000
Other Liabilities...............      517,000       452,000       492,000       388,000       776,000       703,000       632,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.......  $ 4,545,000   $ 4,589,000   $ 4,589,000   $ 4,576,000   $ 4,618,000   $ 4,613,000   $ 4,605,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners' Capital
          (Deficit).............  $(2,397,000)  $(2,400,000)  $(2,428,000)  $(2,467,000)  $(2,467,000)  $(2,344,000)  $(2,137,000)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                     FOR THE NINE MONTHS
                                            ENDED
                                        SEPTEMBER 30,                           FOR THE YEAR ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     1998          1997          1997          1996          1995          1994          1993
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Rental Revenue..................  $   820,000   $   848,000   $ 1,130,000   $ 1,062,000   $   997,000   $ 1,021,000   $   993,000
Other Income....................       56,000        47,000        66,000        76,000        84,000        68,000        71,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Revenue...........  $   876,000   $   895,000   $ 1,196,000   $ 1,138,000   $ 1,081,000   $ 1,089,000   $ 1,064,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Expenses..............  $   394,000   $   378,000   $   511,000   $   491,000   $   473,000   $   475,000   $   480,000
General & Administrative........       36,000        29,000        42,000        43,000        41,000        36,000        57,000
Depreciation....................       88,000        88,000       118,000       109,000       197,000       289,000       283,000
Interest Expense................      251,000       257,000       390,000       398,000       404,000       410,000       424,000
Property Taxes..................       76,000        76,000        96,000        97,000        88,000        87,000        88,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Expenses..........  $   845,000   $   828,000   $ 1,157,000   $ 1,138,000   $ 1,203,000   $ 1,297,000   $ 1,332,000
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss) before
  extraordinary items...........  $    31,000   $    67,000   $    39,000   $        --   $  (122,000)  $  (209,000)  $  (268,000)
Extraordinary Items.............           --            --            --            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss)...............  $    31,000   $    67,000   $    39,000   $        --   $  (122,000)  $  (209,000)  $  (268,000)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net Income per limited
  partnership unit..............  $     1,006   $     2,175   $     1,266   $        --   $    (3,960)  $    (6,751)  $    (8,699)
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Distributions per limited
  partnership unit..............  $        --   $        --   $        --   $        --   $        --   $        --   $        --
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========

         1013


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



  Overview



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



  Results of Operations



COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1998 TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997



  Net Income



     Your Partnership recognized net income of $31,000 for the nine months ended September 30, 1998, compared to $67,000 for the nine months ended September 30, 1997. The decrease in net income of $36,000 was the result of a decrease in revenues, coupled with an increase in operating and general and administrative expenses. These factors are discussed in more detail in the following paragraphs.



  Revenues



     Rental and other property revenues from the Partnership Property totaled $876,000 for the nine months ended September 30, 1998, compared to $895,000 for the nine months ended September 30, 1997, a decrease of $19,000, or 2.1%. The Partnership increased rental rates by an average of 3.3%; however, occupancy decreased 4% to 89%. The increase in Other Income of $9,000 was due primarily to higher laundry income and late charges assessed.



  Expenses



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $394,000 for the nine months ended September 30, 1998, compared to $378,000 for the nine months ended September 30, 1997, an increase of $16,000, due primarily to higher advertising costs in efforts to increase occupancy. Partnership Property management expenses totaled $43,000 for the nine months ended September 30, 1998, compared to $45,000 for the nine months ended September 30, 1997, a decrease of $2,000. This increase was primarily the result of the decrease in rental revenues, as management fees are calculated based on a percentage of revenue.



  General and Administrative Expense



     General and administrative expenses increased $7,000 to $36,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This increase is due primarily to higher partnership administrative expenses and asset management fees.



COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31,
1996



  Net Income



     Your partnership recognized net income of $38,586 for the year ended December 31, 1997, compared to $206 for the year ended December 31, 1996. The increase in net income of $38,380, was primarily the result of an increase in rental revenues offset by an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.

         1014


  Revenues



     Rental and other property revenues from the partnership's property totaled $1,195,681 for the year ended December 31, 1997, compared to $1,137,701 for the year ended December 31, 1996, an increase of $57,980, or 5.1%. The increase is due to a 3% increase in market rent, and a 2% increase in the occupancy rate to 90% in 1997.



  Expenses



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $511,450 for the year ended December 31, 1997, compared to $490,711 for the year ended December 31, 1996, an increase of $20,739 or 4.2%. The increase is due to a 2% increase in the occupancy rate to 90% in 1997. Management expenses totaled $60,499 for the year ended December 31, 1997, compared to $56,001 for the year ended December 31, 1996, an increase of $4,498, or 8.0%. The increase resulted from an increase in rental revenues.



  General and Administrative Expenses



     General and administrative expenses totaled $41,726 for the year ended December 31, 1997 compared to $42,772 for the year ended December 31, 1996, a decrease of $1,046 or 2.5%.



  Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $389,906 for the year ended December 31, 1997, compared to $398,035 for the year ended December 31, 1996, a decrease of $8,129, or 2.0%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31,
1995



  Net Income



     Your partnership recognized net income of $206 for the year ended December 31, 1996, compared to a net loss of $122,166 for the year ended December 31, 1995. The increase in net income of $122,372 was primarily the result of increased revenues. These factors are discussed in more detail in the following paragraphs.



  Revenues



     Rental and other property revenues from the partnership's property totaled $1,137,701 for the year ended December 31, 1996, compared to $1,081,245 for the year ended December 31, 1995, an increase of $56,456, or 5.2%. The increase can be attributed to an increase in rental rates of 6% as a result of offering corporate apartments, offset by a lower occupancy rate (decrease of 3%), and a decrease in cleaning and damage fees.



  Expenses



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $490,711 for the year ended December 31, 1996, compared to $472,940 for the year ended December 31, 1995, an increase of $17,771 or 3.8%. Operating expenses increased due to higher electrical bills while apartments were being repaired for flood damage, and higher maintenance salaries. Other increases were due to incentives and concessions to increase occupancy. Management expenses totaled $56,001 for the year ended December 31, 1996, compared to $54,303 for the year ended December 31, 1995, an increase of $1,698, or 3.1%.

         1015


  General and Administrative Expenses



     General and administrative expenses totaled $42,772 for the year ended December 31,1996 compared to $41,487 for the year ended December 31, 1995, an increase of $1,285 or 3.1%.



  Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $398,035 for the year ended December 31, 1996, compared to $403,893 for the year ended December 31, 1995, a decrease of $5,858, or 1.5%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  Depreciation Expense



     Depreciation expense decreased from 1995 to 1996 by $88,756, primarily due to a large asset becoming fully depreciated in 1995.



  Liquidity and Capital Resources



     As of September 30, 1998, Your Partnership had $61,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $146,000, was $3,761,000. The mortgages require monthly payments of approximately $34,000 until November, 2002, at which time a balloon payment of approximately $3,311,000 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.6%. In addition, the Partnership has an unsecured promissory note to an affiliate of the General Partner, which matured in November, 1997. Management is currently attempting to refinance the note. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis. The General Partner is attempting to refinance the existing debt. The General Partner believes that it will be successful, however there can be no assurance that refinancing will be obtained. The Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about its ability to continue as a going concern. The financial statements have been prepared assuming that the Partnership will continue as a going concern and do not include any adjustments that might result from these uncertainties.

         1016

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 30.5 units of your partnership (up to 7.63 units) for consideration per unit of (i) 446.25 Preferred OP Units, (ii) 288.50 Common OP Units, or (iii) $11,155 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim
distributions made by your partnership between             , 1999, and the
expiration of the offer. See "-- Procedure for Tendering Units." UNDER NO

         1017

CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         1018

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         1019

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         1020

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         1021

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         1022


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

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after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         1024

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         1025


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         1026


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         1027


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

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                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         1029

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         1030


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         1031

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         1032


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         1033

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Available Cash Flow (as defined in your           Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2008.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to               The purpose of the AIMCO Operating
purchase, hold, lease, manage and operate         Partnership is to conduct any business that
your partnership's property. Subject to           may be lawfully conducted by a limited
restrictions contained in your part-              partnership organized pursuant to the
nership's agreement of limited partnership,       Delaware Revised Uniform Limited Part-
your partnership may perform all acts             nership Act (as amended from time to time,
necessary or appropriate in connection            or any successor to such statute) (the
therewith and reasonably related thereto,         "Delaware Limited Partnership Act"),
including borrowing money and creating            provided that such business is to be
liens.                                            conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         1034
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 30 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Your partnership's agreement of limited           The AIMCO Operating Partnership may lend or
partnership specifies certain contracts to        contribute funds or other assets to its
be entered into with the general partner and      subsidiaries or other persons in which it
its affiliates and the compensa-                  has an equity investment,

         1035
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

tion to be paid under such contracts. In          and such persons may borrow funds from the
addition, the general partner may loan your       AIMCO Operating Partnership, on terms and
partnership such additional sums as the           conditions established in the sole and
general partners deems appropriate and            absolute discretion of the general partner.
necessary for the conduct of your                 To the extent consistent with the business
partnership's business. Such loans by the         purpose of the AIMCO Operating Partnership
general partner or its affiliates will be         and the permitted activities of the general
upon such terms and for such maturities as        partner, the AIMCO Operating Partnership may
the general partner deems reasonable and          transfer assets to joint ventures, limited
will bear interest at a rate the greater of       liability companies, partnerships,
2 1/2% over the base rate then being charged      corporations, business trusts or other
by Third National Bank in Nashville,              business entities in which it is or thereby
Tennessee or the actual cost to such lender       becomes a participant upon such terms and
to borrow such funds and the terms thereof        subject to such conditions consistent with
as to security and other charges or fees          the AIMCO Operating Partnership Agreement
will be at least as favorable to your             and applicable law as the general partner,
partnership as those negotiated by                in its sole and absolute discretion,
unaffiliated lenders on com-                      believes to be advisable. Except as
parable loans for the same purpose in the         expressly permitted by the AIMCO Operating
same locale.                                      Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money in the ordinary        contains no restrictions on borrowings, and
course of business and in connection with         the general partner has full power and
certain loans specified in your                   authority to borrow money on behalf of the
partnership's agreement of limited                AIMCO Operating Partnership. The AIMCO
partnership, which includes loans secured by      Operating Partnership has credit agreements
your partnership's property. However, except      that restrict, among other things, its
for such loans specified in your                  ability to incur indebtedness.
partnership's agreement of limited
partnership, the limited partners owning 51%
of the outstanding units must approve the
mortgaging of all or substantially all of
the assets of your partnership and, in any
case, the general partners may not incur any
indebtedness pursuant to a non-recourse loan
if the creditor will have or acquire, at any
time, as a result of the making of the loan,
any direct or indirect interest in the
profits, capital or property of your
partnership other than as a secured
creditor.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
have access to the current list of the names      purpose of such demand and at such OP
and addresses of all limited partner at the       Unitholder's own expense, to obtain a
principal office of the general partner in        current list of the name and last known
Tennessee at all reasonable times.                business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.

         1036
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                               Management Control


The management and control of your                All management powers over the business and
partnership and its business and affairs          affairs of the AIMCO Operating Partnership
rests exclusively with the general partners,      are vested in AIMCO-GP, Inc., which is the
which have all the rights and power which         general partner. No OP Unitholder has any
may be possessed by general partners pursu-       right to participate in or exercise control
ant to applicable law or are necessary,           or management power over the business and
advisable or convenient to the discharge of       affairs of the AIMCO Operating Partner-
its duties under your partnership's               ship. The OP Unitholders have the right to
agreement of limited partnership. Limited         vote on certain matters described under
partners may not take part in or interfere        "Comparison of Your Units and AIMCO OP
with conduct or control of the business of        Units -- Voting Rights" below. The general
your partnership and have no right or             partner may not be removed by the OP
authority to act for or bind your                 Unitholders with or without cause.
partnership in any manner, except that
limited partners may exercise the voting and      In addition to the powers granted a general
other rights provided in your partnership's       partner of a limited partnership under
agreement of limited partnership and under        applicable law or that are granted to the
applicable law.                                   general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or any limited partner for any        to the AIMCO Operating Partnership for
acts or failures to do any act performed by       losses sustained, liabilities incurred or
it in the absence of its willful malfeasance      benefits not derived as a result of errors
or gross negligence. Your partnership's           in judgment or mistakes of fact or law of
agreement of limited partnership does not         any act or omission if the general partner
provide for indemnification of the general        acted in good faith. The AIMCO Operating
partner by your partnership for any acts or       Partnership Agreement provides for
omissions performed by it.                        indemnification of AIMCO, or any director or
                                                  officer of AIMCO (in its capacity as the
                                                  previous

         1037
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  general partner of the AIMCO Operating
                                                  Partnership), the general partner, any
                                                  officer or director of general partner or
                                                  the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions
                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause after      the business and affairs of the AIMCO
giving notice to such general partner upon a      Operating Partnership. The general partner
vote of the limited partners owning at least      may not be removed as general partner of the
67% of the outstanding units. A general           AIMCO Operating Partnership by the OP
partner may resign with the approval of the       Unitholders with or without cause. Under the
limited partners owning at least 51% of the       AIMCO Operating Partnership Agreement, the
outstanding units upon the giving of notice       general partner may, in its sole discretion,
to any remaining general partner and the          prevent a transferee of an OP Unit from
limited partners. All the limited partners        becoming a substituted limited partner
must approve the election of a substitute         pursuant to the AIMCO Operating Partnership
general partner. A limited partner may not        Agreement. The general partner may exercise
transfer his interests without the written        this right of approval to deter, delay or
consent of the general partners which may be      hamper attempts by persons to acquire a
withheld at the sole discretion of the            controlling interest in the AIMCO Operating
general partner.                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to add                                    Agreement,

         1038
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

representations, duties or obligations of         whereby the general partner may, without the
the general partner or its affiliates or          consent of the OP Unitholders, amend the
surrender any right or power granted to the       AIMCO Operating Partnership Agreement,
general partners or their affiliates in your      amendments to the AIMCO Operating
partnership's agreement of limited part-          Partnership Agreement require the consent of
nership for the benefit of the limited            the holders of a majority of the outstanding
partners; to cure any ambiguity; to correct       Common OP Units, excluding AIMCO and certain
or supplement any provision which may be          other limited exclusions (a "Majority in
inconsistent with any other provision             Interest"). Amendments to the AIMCO
provided that the general partner receive an      Operating Partnership Agreement may be
opinion of counsel that such amendment does       proposed by the general partner or by
not adversely affect the rights of the            holders of a Majority in Interest. Following
limited partners; and to admit additional or      such proposal, the general partner will
substitute limited partners. Any other            submit any proposed amendment to the OP
amendments to your partnership's agreement        Unitholders. The general partner will seek
of limited partnership must be approved by        the written consent of the OP Unitholders on
the limited partners owning 67% of the            the proposed amendment or will call a
units. The general partner must submit a          meeting to vote thereon. See "Description of
written statement of the proposed amendment       OP Units -- Amendment of the AIMCO Operating
together with their recommendation as to          Partnership Agreement" in the accompanying
such proposed amendment. For the purposes of      Prospectus.
obtaining the consent of the limited
partners, the general partner may require
responses within a specified time, which may
not be less than 30 days, and failure to
respond in such time will constitute a vote
which is consistent with the general
partner's recommendation with respect to
such proposal.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses is        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fees for its services as general      its capacity as general partner of the AIMCO
partner. However, the general partner or          Operating Partnership. In addition, the
certain of its affiliates may be entitled to      AIMCO Operating Partnership is responsible
compensation for services rendered outside        for all expenses incurred relating to the
of its capacity as general partner.               AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, except as provided           gross negligence, no OP Unitholder has
under applicable law, a limited partner is        personal liability for the AIMCO Operating
not bound by or personally liable for the         Partnership's debts and obligations, and
expenses, liabilities or obligations of your      liability of the OP Unitholders for the
partnership in excess of such limited             AIMCO Operating Partnership's debts and
partners' capital contribution, including         obligations is generally limited to the
any deferred payment to be made by such           amount of their investment in the AIMCO
limited partner for its units, and any            Operating Partnership. However, the
mandatory assessments provided for in your        limitations on the liability of limited
partnership's agreement of limited                partners for the obligations of a limited
partnership which may                             partnership

         1039
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

be levied against those limited partners who      have not been clearly established in some
do not pay for issued units entirely in cash      states. If it were determined that the AIMCO
at the time of issuance.                          Operating Partnership had been conducting
                                                  business in any state without compliance
                                                  with the applicable limited partnership
                                                  statute, or that the right or the exercise
                                                  of the right by the holders of OP Units as a
                                                  group to make certain amendments to the
                                                  AIMCO Operating Partnership Agreement or to
                                                  take other action pursuant to the AIMCO
                                                  Operating Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must manage and control your partnership,         generally requires a general partner of a
and its business and affairs to the best of       Delaware limited partnership to adhere to
its abilities and must use its best efforts       fiduciary duty standards under which it owes
to carry out the business of your                 its limited partners the highest duties of
partnership. The general partner must devote      good faith, fairness and loyalty and which
itself to the business of your partnership        generally prohibit such general partner from
to the extent that it, in its discretion,         taking any action or engaging in any
deems necessary for the efficient carrying        transaction as to which it has a conflict of
on thereof. The general partner must act as       interest. The AIMCO Operating Partnership
a fiduciaries with respect to the                 Agreement expressly authorizes the general
safekeeping and use of the funds and assets       partner to enter into, on behalf of the
of your partnership. However, the general         AIMCO Operating Partnership, a right of
partner may engage in whatever activities it      first opportunity arrangement and other
chooses, whether or not it is competitive         conflict avoidance agreements with various
with your partnership, without having or          affiliates of the AIMCO Operating
incurring any obligation to offer any             Partnership and the general partner, on such
interest in such activities to your partner-      terms as the general partner, in its sole
ship or any limited partner.                      and absolute discretion, believes are
                                                  advisable. The AIMCO Operating Partnership
In general, your partnership's agreement of       Agreement expressly limits the liability of
limited partnership and the AIMCO Operating       the general partner by providing that the
Partnership Agreement have limitations on         general partner, and its officers and
the liability of the general partner but          directors will not be liable or accountable
such limitations differ and provide more          in damages to the AIMCO Operating
protection for the general partner of the         Partnership, the limited partners or as-
AIMCO Operating Partnership.                      signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income

         1040
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  or loss when it determines its individual
                                                  Federal income tax liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each

         1041
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


terests entitling each partner to   holder of Preferred OP Units, when  OP Unitholder to such partner's
its pro rata share of               and as declared by the board of     pro rata share of cash distribu-
distributions to be made to the     directors of the general partner    tions made from Available Cash (as
partners of your partnership.       of the AIMCO Operating Part-        such term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights

Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the vote of the      AIMCO Operating Partnership       OP Unitholders have voting
limited partners owning 51%       Agreement, the holders of         rights only with respect to
of the outstanding units is       the Preferred OP Units will       certain limited matters such
necessary to change the           have the same voting rights       as certain amendments and
nature of your partnership's      as holders of the Common OP       termination of the AIMCO
business and approve or           Units. See "Description of        Operating Partnership
disapprove the sale of all        OP Units" in the accompany-       Agreement and certain
or substantially all of the       ing Prospectus. So long as        transactions such as the
assets of your partnership.       any Preferred OP Units are        institution of bankruptcy
The consent of the holders        outstanding, in addition to       proceedings, an assignment
of at least 67% of the            any other vote or consent of      for the benefit of creditors
outstanding units is re-          partners required by law or       and certain transfers by the
quired to remove a general        by the AIMCO Operating            general partner of its
partner, amend your               Partnership Agreement, the        interest in the AIMCO
partnership's agreement of        affirmative vote or consent       Operating Partnership or the
limited partnership and to        of holders of at least 50%        admission of a successor
dissolve your partnership         of the outstanding Preferred      general partner.
before its term expires. All      OP Units will be necessary
limited partners must             for effecting any amendment       Under the AIMCO Operating
approve the election of a         of any of the provisions of       Partnership Agreement, the
substitute general partner.       the Partnership Unit              general partner has the
                                  Designation of the Preferred      power to effect the
A general partner may cause       OP Units that materially and      acquisition, sale, transfer,
the dissolution of the your       adversely affects the rights      exchange or other
partnership by retiring when      or preferences of the             disposition of any assets of
there are no remaining            holders of the Preferred OP       the AIMCO Operating
general partners unless,          Units. The creation or            Partnership (including, but
within ninety days, all of        issuance of any class or          not limited to, the exercise
the limited partners elect a      series of partnership units,      or grant of any conversion,
new general partner to            including, without                option, privilege or
continue the business of          limitation, any partner-          subscription right or any
your partnership, in              ship units that may have          other right available in
reconstituted form if             rights senior or superior to      connection with any assets
necessary.                        the Preferred OP Units,           at any time held by the
                                  shall not be deemed to            AIMCO Operating Partnership)
In general, you have greater      materially adversely affect       or the merger,
voting rights in your             the                               consolidation,
partnership than you will                                           reorganization or
have as an

         1042
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

OP Unitholder. OP                 rights or preferences of the      other combination of the
Unitholders can not remove        holders of Preferred OP           AIMCO Operating Partnership
the general partner of the        Units. With respect to the        with or into another entity,
AIMCO Operating Partnership.      exercise of the above             all without the consent of
                                  described voting rights,          the OP Unitholders.
                                  each Preferred OP Units
                                  shall have one (1) vote per       The general partner may
                                  Preferred OP Unit.                cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.

         1043
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of the Available       at the rate of $0.50 per          or such portion as the
Cash Flow will be made in         Preferred OP Unit; provided,      general partner may in its
quarterly installments            however, that at any time         sole and absolute discretion
within 45 days after the end      and from time to time on or       determine, of Available Cash
of such quarter or at such        after the fifth anniversary       (as defined in the AIMCO
time or times as the general      of the issue date of the          Operating Partnership
partner deems practical. The      Preferred OP Units, the           Agreement) generated by the
distributions payable to the      AIMCO Operating Partnership       AIMCO Operating Partnership
partners are not fixed in         may adjust the annual             during such quarter to the
amount and depend upon the        distribution rate on the          general partner, the special
operating results and net         Preferred OP Units to the         limited partner and the
sales or refinancing              lower of (i) 2.00% plus the       holders of Common OP Units
proceeds available from the       annual interest rate then         on the record date es-
disposition of your               applicable to U.S. Treasury       tablished by the general
partnership's assets.             notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the general partner,
                                  cumulative from the date of       the special limited partner
                                  original issue. Holders of        and holders of Common OP
                                  Preferred OP Units will not       Units with respect to
                                  be entitled to receive any        distributions of Available
                                  distributions in excess of        Cash, distributions upon
                                  cumulative distributions on       liquidation or other
                                  the Preferred OP Units. No        distributions. See "Per
                                  interest, or sum of money in      Share and Per Unit Data" in
                                  lieu of interest, shall be        the accompanying Prospectus.
                                  payable in respect of any
                                  distribution payment or pay-      The general partner in its
                                  ments on the Preferred OP         sole and absolute discretion
                                  Units that may be in              may distribute to the OP
                                  arrears.                          Unitholders Available Cash
                                                                    on a more frequent basis and
                                  When distributions are not        provide for an appropriate
                                  paid in full upon the             record date.
                                  Preferred OP Units or any
                                  Parity Units (as defined          The AIMCO Operating Partner-
                                  below), all distributions         ship Agreement requires the
                                  declared upon the Preferred       general partner to take such
                                  OP Units and any Parity           reasonable efforts, as
                                  Units shall be declared           determined by it in its sole
                                  ratably in proportion to the      and absolute discretion and
                                  respective amounts of             consistent with
                                  distributions accumulated,
                                  accrued and unpaid on the
                                  Preferred OP Units and such
                                  Parity

         1044
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  Units. Unless full                AIMCO's qualification as a
                                  cumulative distributions on       REIT, to cause the AIMCO
                                  the Preferred OP Units have       Operating Partnership to
                                  been declared and paid,           distribute sufficient
                                  except in limited circum-         amounts to enable the
                                  stances, no distributions         general partner to transfer
                                  may be declared or paid or        funds to AIMCO and enable
                                  set apart for payment by the      AIMCO to pay stockholder
                                  AIMCO Operating Partnership       dividends that will (i)
                                  and no other distribution of      satisfy the requirements for
                                  cash or other property may        qualifying as a REIT under
                                  be declared or made,              the Code and the Treasury
                                  directly or indirectly, by        Regulations and (ii) avoid
                                  the AIMCO Operating               any Federal income or excise
                                  Partnership with respect to       tax liability of AIMCO. See
                                  any Junior Units (as de-          "Description of OP
                                  fined below), nor shall any       Units -- Distributions" in
                                  Junior Units be redeemed,         the accompanying Prospectus.
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such transferee        and the Preferred OP Units        Operating Partnership
will become a substituted         are not listed on any             Agreement restricts the
limited partner if: (1) the       securities exchange. The          transferability of the OP
transfer is not in respect        Preferred OP Units are            Units. Until the expiration
of fractional units, except       subject to restrictions on        of one year from the date on
in limited circumstances,         transfer as set forth in the      which an OP Unitholder
(2) the assignor and              AIMCO Operating Partnership       acquired OP Units, subject
assignee execute,                 Agreement.                        to certain exceptions, such
acknowledge and deliver                                             OP Unitholder may not
instruments of transfer           Pursuant to the AIMCO             transfer all or any por-
satisfactory to the general       Operating Partnership             tion of its OP Units to any
partner, (3) the transferor       Agreement, until the              transferee without the
pays a transfer fee, (4) the      expiration of one year from       consent of the general
general partner consents,         the date on which a holder        partner, which consent may
which consent will be             of Preferred OP Units             be withheld in its sole and
withheld if, among other          acquired Preferred OP Units,      absolute discretion. After
reasons, the transfer             subject to certain                the expiration of one year,
violates Federal or state         exceptions, such holder of        such OP Unitholder has the
securities laws or results        Preferred OP Units may not        right to transfer all or any
in the termination of your        transfer all or any portion       portion of its OP Units to
partnership for tax purposes      of its Preferred OP Units to      any person, subject to the
and (5) the assignor and          any transferee without the        satisfaction of certain con-
assignee have complied with       consent of the general            ditions specified in the
such other conditions as set      partner, which consent may        AIMCO Operating Partnership
forth in your partnership's       be withheld in its sole and       Agreement, including the
agreement of limited              absolute discretion. After        general partner's right of
partnership.                      the expiration of one year,       first refusal. See
                                  such holders of Preferred OP      "Description of OP Units --
There are no redemption           Units has the
rights associated with your
units.

         1045
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  right to transfer all or any      Transfers and Withdrawals"
                                  portion of its Preferred OP       in the accompanying
                                  Units to any person, subject      Prospectus.
                                  to the satisfaction of
                                  certain conditions specified      After the first anniversary
                                  in the AIMCO Operating            of becoming a holder of
                                  Partnership Agreement,            Common OP Units, an OP
                                  including the general             Unitholder has the right,
                                  partner's right of first          subject to the terms and
                                  refusal.                          conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred Stock        elect to cause AIMCO to
                                  of AIMCO that pay an              acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         1046

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         1047

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         1048

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         1049

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         1050


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         1051


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         1052

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         1053

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         1054

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         1055

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The property manager received management fees of $56,001 in 1996, $60,499 in 1997 and $58,102 in 1998. The AIMCO Operating
Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         1056

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $85,057 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
Total.......................................................  $50,000



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or a of Bank of America's reference rate, at the election of the Company, plus, an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between negative 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         1057

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Catawba Club Associates, Limited as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.



     The report of KPMG Peat Marwick LLP covering the December 31, 1997 financial statements contains an explanatory paragraph that states that the Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

         1058


                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-7
Balance Sheets as of December 31, 1997 and 1996.............  F-8
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996............  F-9
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-10
Notes to Financial Statements...............................  F-11
Independent Auditors' Report................................  F-15
Balance Sheets as of December 31, 1996 and 1995.............  F-16
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1996 and 1995............  F-17
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-18
Notes to Financial Statements...............................  F-19

         1059


                        CATAWBA CLUB ASSOCIATES, LIMITED


                      CONDENSED BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1998

                                     ASSETS

Cash and cash equivalents...................................                $    61,000
Receivables and Deposits....................................                     89,000
Restricted Escrows..........................................                    205,000
Other Assets................................................                     56,000
Investment Property
  Land......................................................  $   330,000
  Building and related personal property....................    4,941,000
                                                              -----------
                                                                5,271,000
  Less: Accumulated Depreciation............................   (3,534,000)    1,737,000
                                                              -----------   -----------
          Total Assets:.....................................                $ 2,148,000
                                                                            ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Accounts payable............................................                $    92,000
Other Accrued Liabilities...................................                     25,000
Property Taxes Payable......................................                     76,000
Accrued Interest Payable....................................                    305,000
Tenant Security Deposits....................................                     19,000
Notes Payable...............................................                  4,028,000
Partners' Deficit...........................................                 (2,397,000)
                                                                            -----------
          Total Liabilities and Partners' Deficit...........                $ 2,148,000
                                                                            ===========

                   See notes to interim financial statements

         1060

                        CATAWBA CLUB ASSOCIATES, LIMITED

                 CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                              -----------------------------
                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1998            1997
                                                              -------------   -------------
Revenues:
  Rental income.............................................    $820,000        $848,000
  Other income..............................................      56,000          47,000
                                                                --------        --------
          Total Revenues....................................     876,000         895,000
Expenses:
  Operating Expenses........................................     394,000         378,000
  General and administrative expenses.......................      36,000          29,000
  Depreciation expense......................................      88,000          88,000
  Interest expense..........................................     251,000         257,000
  Property tax expense......................................      76,000          76,000
                                                                --------        --------
          Total Expenses:...................................     845,000         828,000
                                                                --------        --------
          Net income........................................    $ 31,000        $ 67,000
                                                                ========        ========

                   See notes to interim financial statements

         1061

                        CATAWBA CLUB ASSOCIATES, LIMITED

                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
                          SEPTEMBER 30, 1998 AND 1997

                                                                    NINE MONTHS ENDED
                                                              -----------------------------
                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1998            1997
                                                              -------------   -------------
Operating Activities:
  Net income................................................    $ 31,000        $  67,000
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     122,000          121,000
     Changes in accounts:
       Receivables and deposits and other assets............      24,000          (23,000)
       Accounts payable and accrued expenses................      24,000           54,000
                                                                --------        ---------
          Net cash provided by operating activities.........     201,000          219,000
                                                                --------        ---------
Investing Activities:
  Property improvements and replacements....................     (60,000)        (130,000)
  Net (increase)/decrease in restricted escrows.............      (7,000)           8,000
                                                                --------        ---------
          Net cash used in investing activities.............     (67,000)        (122,000)
                                                                --------        ---------
Financing Activities:
  Payments on mortgage......................................     (89,000)         (83,000)
                                                                --------        ---------
          Net cash used in financing activities.............     (89,000)         (83,000)
                                                                --------        ---------
          Net increase in cash and cash equivalents.........      45,000           15,000
Cash and cash equivalents at beginning of year..............      16,000           38,000
                                                                --------        ---------
Cash and cash equivalents at end of period..................    $ 61,000        $  53,000
                                                                ========        =========

                   See notes to interim financial statements

         1062

                        CATAWBA CLUB ASSOCIATES, LIMITED

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

               FOR THE NINE MONTHS ENDED SEPT. 30, 1998 AND 1997


NOTE A -- BASIS OF PRESENTATION


     The accompanying unaudited financial statements of Catawba Club Associates, Limited as of Sept. 30, 1998 and for the nine months ended Sept. 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.


     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

NOTE B -- SUBSEQUENT EVENT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         1063

                        CATAWBA CLUB ASSOCIATES, LIMITED

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         1064

                          INDEPENDENT AUDITORS' REPORT

General Partners
Catawba Club Associates, Limited:

     We have audited the accompanying balance sheets of Catawba Club Associates, Limited as of December 31, 1997 and 1996 and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catawba Club Associates, Limited as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note E to the financial statements, the Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note E. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                            /s/ KPMG PEAT MARWICK LLP

Greenville, South Carolina
February 23, 1998

         1065

                        CATAWBA CLUB ASSOCIATES, LIMITED

                                 BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Cash and cash equivalents...................................  $    15,545   $    37,698
Receivables and deposits....................................      109,356        74,817
Restricted escrows (Note B).................................      198,024       204,220
Other assets................................................       71,850        78,156
Investment properties (Note C):
  Land......................................................      300,000       300,000
  Buildings and related personal property...................    4,911,293     4,743,062
                                                              -----------   -----------
                                                                5,211,293     5,043,062
  Less accumulated depreciation.............................   (3,445,304)   (3,327,626)
                                                              -----------   -----------
                                                                1,765,989     1,715,436
                                                              -----------   -----------
                                                              $ 2,160,764   $ 2,110,327
                                                              ===========   ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    67,812   $    14,070
  Tenant security deposit liabilities.......................       22,759        27,395
  Accrued taxes.............................................       96,198        96,276
  Other liabilities (Note C)................................      305,568       259,905
  Notes payable (Note C)....................................    4,096,685     4,179,525
Partners' deficit...........................................   (2,428,258)   (2,466,844)
                                                              -----------   -----------
                                                              $ 2,160,764   $ 2,110,327
                                                              ===========   ===========

                 See Accompanying Notes to Financial Statements

         1066

                        CATAWBA CLUB ASSOCIATES, LIMITED

           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Revenues:
  Rental income.............................................  $ 1,129,839   $ 1,061,661
  Other income..............................................       65,842        76,040
                                                              -----------   -----------
          Total revenues....................................    1,195,681     1,137,701
                                                              -----------   -----------
Expenses:
  Operating (Note D)........................................      511,450       490,711
  General and administrative (Note D).......................       41,726        42,772
  Depreciation..............................................      117,678       108,702
  Interest..................................................      389,906       398,035
  Property taxes............................................       96,335        97,275
                                                              -----------   -----------
          Total expenses....................................    1,157,095     1,137,495
                                                              -----------   -----------
          Net income........................................       38,586           206
Partners' deficit at beginning of year......................   (2,466,844)   (2,467,050)
                                                              -----------   -----------
Partners' deficit at end of year............................  $(2,428,258)  $(2,466,844)
                                                              ===========   ===========

                 See Accompanying Notes to Financial Statements

         1067

                        CATAWBA CLUB ASSOCIATES, LIMITED

                            STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Cash flows from operating activities:
  Net income................................................   $  38,586     $     206
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     117,678       108,702
     Amortization of discounts and loan costs...............      41,433        41,433
     Change in accounts:
       Receivables and deposits.............................     (34,539)       (3,596)
       Other assets.........................................      (6,904)           --
       Accounts payable.....................................      53,742       (32,408)
       Tenant security deposit liabilities..................      (4,636)        3,884
       Accrued taxes........................................         (78)        9,660
       Other liabilities....................................      45,663        52,861
                                                               ---------     ---------
          Net cash provided by operating activities.........     250,945       180,742
                                                               ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................    (168,231)      (88,054)
  Deposits to restricted escrows............................      (8,139)       (8,129)
  Receipts from restricted escrows..........................      14,335         8,367
                                                               ---------     ---------
          Net cash used in investing activities.............    (162,035)      (87,816)
                                                               ---------     ---------
Cash flows from financing activities:
  Payments on notes payable.................................    (111,063)     (102,959)
                                                               ---------     ---------
          Net cash used in financing activities.............    (111,063)     (102,959)
                                                               ---------     ---------
          Net decrease in cash and cash equivalents.........     (22,153)      (10,033)
Cash and cash equivalents at beginning of year..............      37,698        47,731
                                                               ---------     ---------
Cash and cash equivalents at end of year....................   $  15,545     $  37,698
                                                               =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $ 297,249     $ 305,353
                                                               =========     =========

                 See Accompanying Notes to Financial Statements

         1068

                        CATAWBA CLUB ASSOCIATES, LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Catawba Club Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated May 28, 1985. The Partnership owns and operates a 186 unit apartment complex, Catawba Club Apartments, in Columbus, Ohio.

     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.

  Depreciation

     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets as depreciated over a 5 to 10 year period.

  Other Assets

     Other assets at December 31, 1997 and 1996 include deferred loan costs of $64,946 and $78,156, respectively, which are amortized over the term of the related borrowing. Deferred loan costs are shown net of accumulated amortization.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

  Income Taxes

     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Tenant Security Deposits

     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

         1069
                        CATAWBA CLUB ASSOCIATES, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Reclassifications

     Certain 1996 amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.

NOTE B -- RESTRICTED ESCROWS

     Restricted escrow deposits at December 31, 1997 and 1996 consist of the following:

                                                                1997       1996
                                                              --------   --------
Capital Improvement Escrow -- A portion of the proceeds of
  the loan were placed into a capital improvement reserve
  account to be used for certain capital improvements. The
  capital improvements were completed in calendar year 1997
  and any excess funds were returned for property
  operations................................................  $     --   $ 14,335
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan..................................................   198,024    189,885
                                                              --------   --------
                                                              $198,024   $204,220
                                                              ========   ========

NOTE C -- NOTES PAYABLE

     Notes payable at December 31, 1997 and 1996 consist of the following:

                                                                 1997         1996
                                                              ----------   ----------
First mortgage note payable in monthly installments of
  $33,202, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $3,720,207   $3,831,270
Second mortgage note payable in interest only monthly
  installments of $824, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     130,106      130,106
Unsecured 12.5% promissory note payable to the
  Jacques-Miller Income Fund II, an affiliate, matured
  November 1997; monthly payments of interest only and
  payments of excess cash flows in February of each year as
  defined in the note agreement.............................     412,606      412,606
                                                              ----------   ----------
Principal balance at year end...............................   4,262,919    4,373,982
Less unamortized discount...................................    (166,234)    (194,457)
                                                              ----------   ----------
                                                              $4,096,685   $4,179,525
                                                              ==========   ==========

     Accrued interest on the note payable to the Jacques-Miller Income Fund II ("JMIF II"), which is included in other liabilities, was $266,905 and $215,329 at December 31, 1997 and 1996, respectively. Management is currently attempting to refinance the Partnership's unsecured note in order to obtain the funds necessary to satisfy the note payable to Jacques-Miller Income Fund II. The refinancing is expected to occur during the second quarter of 1998; however, there is not assurance that such a refinancing will occur.

         1070
                        CATAWBA CLUB ASSOCIATES, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Scheduled principal payments of the notes during the years subsequent to December 31, 1997, including $412,606 in 1998 for the JMIF II debt, which matured in 1997, are as follows:

1998.....................................................  $  532,410
1999.....................................................     129,234
2000.....................................................     139,405
2001.....................................................     150,376
2002.....................................................   3,311,494
                                                           ----------
                                                           $4,262,919
                                                           ==========

     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

     Transactions with the Managing General Partner and its affiliates, in addition to those disclosed in Note C, are as follows:

                                                             1997      1996
                   TYPE OF TRANSACTION                      AMOUNT    AMOUNT
                   -------------------                      -------   -------
Management fee............................................  $60,499   $56,001
Partnership administration fee............................  $10,791   $10,791
Reimbursement for services of affiliates..................  $23,024   $22,829
Reimbursement for construction oversight costs............  $    --   $   196

NOTE E -- GOING CONCERN

     The General Partner is attempting to refinance the existing debt. The General Partner believes that it will be successful, however there can be no assurance that refinancing will be obtained.

     The Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about its ability to continue as a going concern. The financial statements have been prepared assuming that the Partnership will continue as a going concern and do not include any adjustments that might result from these uncertainties.

         1071

                        CATAWBA CLUB ASSOCIATES, LIMITED

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         1072

                          INDEPENDENT AUDITORS' REPORT

General Partners
Catawba Club Associates, Limited:

     We have audited the accompanying balance sheets of Catawba Club Associates, Limited as of December 31, 1996 and 1995 and the related statements of operations and changes in partners' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catawba Club Associates, Limited as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                            /s/ KPMG PEAT MARWICK LLP

Greenville, South Carolina
March 1, 1997

         1073

                        CATAWBA CLUB ASSOCIATES, LIMITED

                                 BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Cash and cash equivalents:
  Unrestricted..............................................  $    37,698   $    47,731
  Restricted -- tenant security deposits....................       27,395        23,511
Accounts receivable.........................................        3,049         3,961
Escrow for taxes............................................       44,373        43,749
Restricted escrows (Note B).................................      204,220       204,458
Other assets................................................       78,156        91,366
Investment properties (Note C):
  Land......................................................      300,000       300,000
  Buildings and related personal property...................    4,743,062     4,655,008
                                                              -----------   -----------
                                                                5,043,062     4,955,008
  Less accumulated depreciation.............................   (3,327,626)   (3,218,924)
                                                              -----------   -----------
                                                                1,715,436     1,736,084
                                                              -----------   -----------
                                                              $ 2,110,327   $ 2,150,860
                                                              ===========   ===========

LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    14,070   $    46,478
  Tenant security deposits..................................       27,395        23,511
  Accrued taxes.............................................       96,276        86,616
  Other liabilities (Note C)................................      259,905       207,044
  Notes payable (Note C)....................................    4,179,525     4,254,261
Partners' deficit...........................................   (2,466,844)   (2,467,050)
                                                              -----------   -----------
                                                              $ 2,110,327   $ 2,150,860
                                                              ===========   ===========

                 See Accompanying Notes to Financial Statements

         1074

                        CATAWBA CLUB ASSOCIATES, LIMITED

           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Revenues:
  Rental income.............................................  $ 1,061,661   $   997,400
  Other income..............................................       76,040        83,845
                                                              -----------   -----------
          Total revenues....................................    1,137,701     1,081,245
                                                              -----------   -----------
Expenses:
  Operating (Note D)........................................      365,106       343,870
  General and administrative (Note D).......................       42,772        41,487
  Maintenance...............................................      125,605       129,070
  Depreciation..............................................      108,702       197,458
  Interest..................................................      398,035       403,893
  Property taxes............................................       97,275        87,633
                                                              -----------   -----------
          Total expenses....................................    1,137,495     1,203,411
                                                              -----------   -----------
          Net income (loss).................................          206      (122,166)
Partners' deficit at beginning of year......................   (2,467,050)   (2,344,884)
                                                              -----------   -----------
Partners' deficit at end of year............................  $(2,466,844)  $(2,467,050)
                                                              ===========   ===========

                 See Accompanying Notes to Financial Statements

         1075

                        CATAWBA CLUB ASSOCIATES, LIMITED

                            STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Cash flows from operating activities:
  Net income (loss).........................................   $     206     $(122,166)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation...........................................     108,702       197,458
     Amortization of discounts and loan costs...............      41,433        40,168
     Change in accounts:
       Restricted cash......................................      (3,884)        2,820
       Accounts receivable..................................         912          (438)
       Escrow for taxes.....................................        (624)        7,143
       Accounts payable.....................................     (32,408)       20,002
       Tenant security deposit liabilities..................       3,884        (2,426)
       Accrued taxes........................................       9,660         1,113
       Other liabilities....................................      52,861        54,500
                                                               ---------     ---------
          Net cash provided by operating activities.........     180,742       198,174
                                                               ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................     (88,054)     (134,608)
  Deposits to restricted escrows............................      (8,129)       (7,853)
  Receipts from restricted escrows..........................       8,367        28,073
                                                               ---------     ---------
          Net cash used in investing activities.............     (87,816)     (114,388)
                                                               ---------     ---------
Cash flows from financing activities:
  Payments on notes payable.................................    (102,959)      (95,488)
                                                               ---------     ---------
          Net cash used in financing activities.............    (102,959)      (95,448)
                                                               ---------     ---------
          Net decrease in cash and cash equivalents.........     (10,033)      (11,662)
Cash and cash equivalents at beginning of year..............      47,731        59,393
                                                               ---------     ---------
Cash and cash equivalents at end of year....................   $  37,698     $  47,731
                                                               =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $ 305,353     $ 312,864
                                                               =========     =========

                 See Accompanying Notes to Financial Statements

         1076

                        CATAWBA CLUB ASSOCIATES, LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Catawba Club Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated May 28, 1985. The Partnership owns and operates a 186 unit apartment complex, Catawba Club Apartments, in Columbus, Ohio.

     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.

  Depreciation

     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.

  Other Assets

     Other assets at December 31, 1996 and 1995 consist of deferred loan costs which are amortized over the term of the related borrowing. Deferred loan costs are shown net of accumulated amortization.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

  Income Taxes

     On the basis of legal counsel's opinion, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain 1995 amounts have been reclassified to conform to the 1996 presentation. These reclassifications had no impact on net loss or partners' deficit as previously reported.

         1077
                        CATAWBA CLUB ASSOCIATES, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- RESTRICTED ESCROWS

     Restricted escrow deposits at December 31, 1996 and 1995 consist of the following:

                                                                1996       1995
                                                              --------   --------
Capital Improvement Escrow -- A portion of the proceeds of
  the loan were placed into a capital improvement reserve
  account to be used for certain capital improvements. The
  capital improvements are anticipated to be completed in
  calendar year 1997 and any excess funds will be returned
  for property operations...................................  $ 14,335   $ 14,159
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan..................................................   189,885    190,299
                                                              --------   --------
                                                              $204,220   $204,458
                                                              ========   ========

NOTE C -- NOTES PAYABLE

     Notes payable at December 31, 1996 and 1995 consist of the following:

                                                                 1996         1995
                                                              ----------   ----------
First mortgage note payable in monthly installments of
  $33,202, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $3,831,270   $3,934,229
Second mortgage note payable in interest only monthly
  installments of $824, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     130,106      130,106
Unsecured 12.5% promissory note payable to the
  Jacques-Miller Income Fund II, an affiliate, due November
  1997; monthly payments of interest only and payments of
  excess cash flows in February of each year as defined in
  the note agreement........................................     412,606      412,606
                                                              ----------   ----------
Principal balance at year end...............................   4,373,982    4,476,941
Less unamortized discount...................................    (194,457)    (222,680)
                                                              ----------   ----------
                                                              $4,179,525   $4,254,261
                                                              ==========   ==========

     Accrued interest on the note payable to the Jacques-Miller Income Fund II, which is included in other liabilities, was $215,329 and $163,753 at December 31, 1996 and 1995, respectively.

     Scheduled principal payments of the notes during the years subsequent to December 31, 1996 are as follows:

1997.....................................................  $  523,670
1998.....................................................     119,804
1999.....................................................     129,234
2000.....................................................     139,405
2001.....................................................     150,376
Thereafter...............................................   3,311,493
                                                           ----------
                                                           $4,373,982
                                                           ==========

         1078
                        CATAWBA CLUB ASSOCIATES, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The principal balance of the mortgage notes may not be prepaid, in whole or in part, prior to November 15, 1997. Thereafter the principal may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations. The unsecured note may be prepaid at any time without penalty.

NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

     Transactions with the Managing General Partner and its affiliates, in addition to those disclosed in Note C, are as follows:

                                                             1996      1995
                   TYPE OF TRANSACTION                      AMOUNT    AMOUNT
                   -------------------                      -------   -------
Management fee............................................  $56,001   $54,335
Partnership administration fee............................  $10,791   $10,817
Reimbursement for services of affiliates..................  $22,829   $21,751
Reimbursement for construction oversight costs............  $   196   $ 5,888

         1079


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         1080

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         1081

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         1082

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         1083

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         1084

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         1085

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         1086

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         1087

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         1088

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         1089

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         1090

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         1091

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         1092

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         1093

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         1094

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1095

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1096

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         1097

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1098

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         1099

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         1100

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         1101

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1102

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1103

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1104


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         1105

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         1106


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         1107


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         1108


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         1109


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1110


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         1111

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         1112


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         1113


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1114


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         1115


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         1116


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         1117


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         1118


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         1119


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         1120


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         1121


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1122


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         1123


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         1124


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1125


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         1126

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1127


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         1128

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1129

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Catawba Club Associates, L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Catawba Club Associates, L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $11,155 in cash, or 288.50 Common OP Units of the Purchaser, or 446.25 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         1130

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         1131

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         1132

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         1133


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         1134


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         1135

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         1136

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexington Avenue                   Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         1137

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         1138


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                    Cedar Tree Investors Limited Partnership


                        in exchange for your choice of:

          2,211.75 of our 8.0% Class Two Partnership Preferred Units;


                  1,429.25 of our Partnership Common Units; or


                                $55,289 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $55,289 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         1139

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
SUMMARY........................................    S-1
  The AIMCO Operating Partnership..............    S-1
  Affiliation with your General Partner........    S-1
  Risk Factors.................................    S-1
  Background and Reasons for the Offer.........    S-5
  Valuation of Units...........................    S-9
  Fairness of the Offer........................   S-10
  Stanger Analysis.............................   S-10
  Your Partnership.............................   S-11
  The Offer....................................   S-11
  Terms of the Offer...........................   S-12
  Certain Federal Income Tax Consequences......   S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................   S-14
  Comparison of Your Units and AIMCO OP Units..   S-14
  Conflicts of Interest........................   S-15
  Source and Amount of Funds and Transactional
    Expenses...................................   S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................   S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......   S-18
  Summary Financial Information of Cedar Tree
    Investors Limited Partnership..............   S-20
  Comparative Per Unit Data....................   S-20
THE AIMCO OPERATING PARTNERSHIP................   S-21
RISK FACTORS...................................   S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................   S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................   S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................   S-22
    Conflicts of Interest with Respect to the
      Offer....................................   S-22
    Possible Subsequent Offer at a Higher
      Price....................................   S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................   S-22
    Holding Units May Result in Greater Future
      Value....................................   S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................   S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................   S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................   S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................   S-23
    Loss of Future Distributions from Your
      Partnership..............................   S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................   S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................   S-24
    Fundamental Change in Nature of
      Investment...............................   S-24
    Fundamental Change in Number of Properties
      Owned....................................   S-24
    Lack of Trading Market for OP Units........   S-24
    Uncertain Future Distributions.............   S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......   S-24
    Possible Lower Distributions...............   S-24
    Possible Redemption of Preferred Stock.....   S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................   S-25
    Limitations on Effecting a Change of
      Control..................................   S-25
    Limitation on Transfer of OP Units.........   S-25
    Limited Voting Rights of Holders of OP
      Units....................................   S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................   S-25
    Litigation Associated with Partnership
      Acquisitions.............................   S-25
    Dilution of Interests of Holders of OP
      Units....................................   S-25



                                                  PAGE
                                                  ----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................   S-26
    Possible Increase in Control of Your
      Partnership by Us........................   S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................   S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........   S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................   S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................   S-26
SPECIAL FACTORS TO CONSIDER....................   S-27
BACKGROUND AND REASONS FOR THE OFFER...........   S-27
  Background of the Offer......................   S-27
  Alternatives Considered......................   S-29
  Expected Benefits of the Offer...............   S-30
  Disadvantages of the Offer...................   S-31
VALUATION OF UNITS.............................   S-32
FAIRNESS OF THE OFFER..........................   S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................   S-34
  Fairness to Unitholders who Tender their
    Units......................................   S-35
  Fairness to Unitholders who do not Tender
    their Units................................   S-36
  Comparison of Consideration to Alternative
    Consideration..............................   S-36
  Allocation of Consideration..................   S-39
STANGER ANALYSIS...............................   S-39
  Experience of Stanger........................   S-39
  Summary of Materials Considered..............   S-40
  Summary of Reviews...........................   S-41
  Conclusions..................................   S-43
  Assumptions, Limitations and
    Qualifications.............................   S-43
  Compensation and Material Relationships......   S-44
YOUR PARTNERSHIP...............................   S-45
  General......................................   S-45
  Your Partnership and its Property............   S-45
  Property Management..........................   S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................   S-45
  Capital Replacement..........................   S-46
  Borrowing Policies...........................   S-46
  Competition..................................   S-47
  Legal Proceedings............................   S-47
  History of the Partnership...................   S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................   S-47
  Distributions and Transfers of Units.........   S-48
  Beneficial Ownership of Interests in Your
    Partnership................................   S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................   S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................   S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................   S-51
  Overview.....................................   S-51
  Results of Operations........................   S-51
THE OFFER......................................   S-53
  Terms of the Offer; Expiration Date..........   S-53
  Acceptance for Payment and Payment for
    Units......................................   S-53
  Procedure for Tendering Units................   S-54
  Withdrawal Rights............................   S-57
  Extension of Tender Period; Termination;
    Amendment..................................   S-57

         1140


                                                  PAGE
                                                  ----
  Proration....................................   S-58
  Fractional OP Units..........................   S-58
  Future Plans of the AIMCO Operating
    Partnership................................   S-58
  Voting by the AIMCO Operating Partnership....   S-59
  Dissenters' Rights...........................   S-59
  Conditions of the Offer......................   S-59
  Effects of the Offer.........................   S-62
  Certain Legal Matters........................   S-62
  Fees and Expenses............................   S-64
  Accounting Treatment.........................   S-64
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........   S-65
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................   S-65
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................   S-66
  Tax Consequences of Exchanging Units Solely
    for Cash...................................   S-66
  Disguised Sale Treatment.....................   S-66
  Adjusted Tax Basis...........................   S-67
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................   S-67
  Passive Activity Losses......................   S-67
  Tax Reporting................................   S-68
  Foreign Offerees.............................   S-68
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............   S-68
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................   S-70
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....   S-78
DESCRIPTION OF PREFERRED OP UNITS..............   S-83
  General......................................   S-83
  Ranking......................................   S-83



                                                  PAGE
                                                  ----
  Distributions................................   S-83
  Allocation...................................   S-84
  Liquidation Preference.......................   S-84
  Redemption...................................   S-85
  Voting Rights................................   S-85
  Restrictions on Transfer.....................   S-86
DESCRIPTION OF CLASS I PREFERRED STOCK.........   S-86
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................   S-88
CONFLICTS OF INTEREST..........................   S-92
  Conflicts of Interest with Respect to the
    Offer......................................   S-92
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................   S-92
  Competition Among Properties.................   S-92
  Features Discouraging Potential Takeovers....   S-92
  Future Exchange Offers.......................   S-92
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................   S-93
LEGAL MATTERS..................................   S-94
EXPERTS........................................   S-94
INDEX TO FINANCIAL STATEMENTS..................    F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................    P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......    A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................    B-1

         1141

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, United Investors Real Estate, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $10,000,000, less approximately $151,100 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         1142


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         1143


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2021 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $4,423.50 per year on the number of Preferred OP Units, or distributions of $3,590.63 per year on the number of Common OP Units, that you would receive in exchange for each of your

         1144


partnership's units. During 1998, your partnership paid cash distributions of $14,640 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         1145

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



BACKGROUND AND REASONS FOR THE OFFER


  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26,

         1146


1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in September 2008. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may

         1147


       receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $14,640 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $4,423.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $14,640 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,573.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the class of preferred stock you may receive. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         1148


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         1149

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 6.43% per annum, which resulted in a decrease from the initial capitalization rate of 0.15%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.38%, resulting in a final capitalization rate of 9.72%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income (January 1, 1997 to December 31,
  1997).....................................................  $   972,000
Capitalization rate.........................................         9.72%
Estimated total gross valuation of your partnership's
  property..................................................  $10,000,000
Plus: Cash and cash equivalents.............................     (500,054)
Plus: Other partnership assets, net of security deposits....      353,530
Less: Mortgage debt.........................................   (4,647,993)
Less: Accounts payable and accrued expenses.................     (134,277)
Less: Other liabilities.....................................      (74,723)
Partnership valuation before taxes and certain costs........    4,996,483
Less: Disposition fees......................................     (300,000)
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (151,100)
Less: Closing costs.........................................     (250,000)
Estimated net valuation of your partnership.................    4,295,383
Percentage of estimated net valuation allocated to units....        96.54%
Estimated net valuation of units............................    4,146,680
          Total number of units.............................         75.0
Estimated valuation per unit................................       55,289
                                                              -----------
Cash consideration per unit.................................  $    55,289
                                                              -----------



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $55,289 by the $25 liquidation preference of each Preferred OP Unit to get 2,211.75 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $55,289 by a price of $38.69 to get 1,429.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         1150

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $55,289
Partnership Preferred Units.................................   55,289
Partnership Common Units....................................   55,289
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $55,289
  Estimated going concern value.............................  $44,866
  Net book value............................................  $19,195


STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion.

         1151

We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Cedar Tree Investors Limited Partnership is a Kansas limited partnership which was formed on June 14, 1991 for the purpose of owning and operating a single apartment property located in Shawnee, Kansas, known as "Cedar Tree Apartments." Your Partnership's property consists of 344 apartment units and was built in 1984. Your partnership has no employees. As of September 30, 1998, there were 75 units of limited partnership interest issued and outstanding, which were held of record by 67 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 2,550,000 of limited partnership units in 1991. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $45,332 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Your partnership will terminate on December 31, 2021, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $5,883,677, payable to FNMA, which bears interest at the rate of 6.43%. The mortgage debt is due in September, 2008. Your partnership also has a second mortgage note outstanding of $142,290, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. Your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 2,211.75 of our Class Two Partnership Preferred Units;



     - 1,436.25 of our Partnership Common Units; or



     - $55,289 in cash;

         1152

in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 75 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 2,211.75 Preferred OP Units, 1,429.25 Common OP Units, or $55,289 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on May , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after             , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

         1153

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the

         1154

effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.


     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $55,289 in cash, 2,211.75 Preferred OP Units or 1,429.25 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $55,289.

         1155

CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $23,588 for the fiscal year ended December 31, 1998. The property manager received management fees of $105,546.45 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,036,669 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         1156

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the period July 29, 1994 through December 31, 1994 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                                                        AIMCO PROPERTIES, L.P.'S
                                                     AIMCO PROPERTIES, L.P.                                  PREDECESSORS(a)
                            -------------------------------------------------------------------------   -------------------------
                                                                                           FOR THE       FOR THE
                                                                                            PERIOD        PERIOD
                                                                                           JULY 29,     JANUARY 1,
                              FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994          1994      FOR THE YEAR
                              ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH       THROUGH        ENDED
                            -----------------------   --------------------------------   DECEMBER 31,    JULY 28,    DECEMBER 31,
                               1998         1997         1997        1996       1995         1994        1994(b)         1993
                            ----------   ----------   ----------   --------   --------   ------------   ----------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY
  OPERATIONS:
  Rental and other
    income................  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894      $ 5,805       $  8,056
  Property operating
    expenses..............    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)      (2,263)        (3,200)
  Owned property
    management expenses...      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)          --             --
  Depreciation............     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)      (1,151)        (1,702)
                            ----------   ----------   ----------   --------   --------    ---------      -------       --------
                                96,562       48,154       72,477     39,814     27,483        9,126        2,391          3,154
                            ----------   ----------   ----------   --------   --------    ---------      -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and
    other income..........      13,968        9,173       13,937      8,367      8,132        3,217        6,533          8,069
  Management and other
    expenses..............      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)      (5,823)        (6,414)
  Corporate overhead
    allocation............        (196)        (441)        (588)      (590)      (581)          --           --             --
  Other assets,
    depreciation and
    amortization..........          (3)        (236)        (453)      (218)      (168)        (150)        (146)          (204)
  Owner and seller
    bonuses...............          --           --           --         --         --           --         (204)          (468)
  Amortization of
    management company
    goodwill..............          --           --         (948)      (500)      (428)          --           --             --
                            ----------   ----------   ----------   --------   --------    ---------      -------       --------
                                 5,668        3,467        2,038      1,707      2,002        1,020          360            983
  Minority interests in
    service company
    business..............          --           48          (10)        10        (29)         (14)          --             --
                            ----------   ----------   ----------   --------   --------    ---------      -------       --------
  Company's shares of
    income from service
    company business......       5,668        3,515        2,028      1,717      1,973        1,006          360            983
                            ----------   ----------   ----------   --------   --------    ---------      -------       --------
  General and
    administrative
    expenses..............      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)          --             --
  Interest income.........      18,244        4,458        8,676        523        658          123           --             --
  Interest expense........     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)      (4,214)        (3,510)
  Minority interest in
    other partnerships....      (1,052)        (777)       1,008       (111)        --           --           --             --
  Equity in losses of
    unconsolidated
    partnerships(c).......      (5,078)        (463)      (1,798)        --         --           --           --             --
  Equity in earnings of
    unconsolidated
    subsidiaries(d).......       8,413          456        4,636         --         --           --           --             --
  Amortization of
    goodwill..............      (5,071)        (711)          --         --         --           --           --             --
                            ----------   ----------   ----------   --------   --------    ---------      -------       --------
  Income from
    operations............      53,486       19,865       30,246     15,629     14,988        7,702       (1,463)           627
  Gain on disposition of
    properties............       2,783         (169)       2,720         44         --           --           --             --
  Provision for income
    taxes.................          --           --           --         --         --           --          (36)          (336)
                            ----------   ----------   ----------   --------   --------    ---------      -------       --------
  Income (loss) before
    extraordinary item....      56,269       19,696       32,966     15,673     14,988        7,702       (1,499)           291
  Extraordinary
    item -- early
    extinguishment of
    debt..................          --         (269)        (269)        --         --           --           --             --
                            ----------   ----------   ----------   --------   --------    ---------      -------       --------
  Net income (loss).......  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702      $(1,499)      $    291
                            ==========   ==========   ==========   ========   ========    =========      =======       ========
OTHER INFORMATION:
  Total owned properties
    (end of period).......         241          109          147         94         56           48            4              4
  Total owned apartment
    units (end of
    period)...............      62,955       28,773       40,039     23,764     14,453       12,513        1,711          1,711
  Units under management
    (end of period).......     154,729       71,038       69,587     19,045     19,594       20,758       29,343         28,422
  Basic earnings per
    Common OP Unit........  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42          N/A            N/A
  Diluted earnings per
    Common OP Unit........  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42          N/A            N/A
  Distributions paid per
    Common OP Unit........  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29          N/A            N/A
  Cash flows provided by
    operating
    activities............      50,825       53,435       73,032     38,806     25,911       16,825        2,678          2,203
  Cash flows used in
    investing
    activities............    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)        (924)       (16,352)
  Cash flows provided by
    (used in) financing
    activities............     141,221      293,984      668,549     60,129     30,145      176,800       (1,032)        14,114

         1157

                                                                                                        AIMCO PROPERTIES, L.P.'S
                                                     AIMCO PROPERTIES, L.P.                                  PREDECESSORS(a)
                            -------------------------------------------------------------------------   -------------------------
                                                                                           FOR THE       FOR THE
                                                                                            PERIOD        PERIOD
                                                                                           JULY 29,     JANUARY 1,
                              FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994          1994      FOR THE YEAR
                              ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH       THROUGH        ENDED
                            -----------------------   --------------------------------   DECEMBER 31,    JULY 28,    DECEMBER 31,
                               1998         1997         1997        1996       1995         1994        1994(b)         1993
                            ----------   ----------   ----------   --------   --------   ------------   ----------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from
  operations(e)...........  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391          N/A            N/A
Weighted average number of
  Common OP Units
  outstanding.............      53,007       24,347       29,119     14,994     11,461       10,920          N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before
  accumulated
  depreciation............  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067      $47,500       $ 46,819
Real estate, net of
  accumulated
  depreciation............   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368       33,270         33,701
Total assets..............   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361       39,042         38,914
Total mortgages and notes
  payable.................   1,275,401      661,715      808,530    522,146    268,692      141,315       40,873         41,893
Redeemable Partnership
  Units...................     232,405      178,321      197,086     96,064     38,463       32,047           --             --
Mandatorily redeemable
  1994 Cumulative Senior
  Preferred Units.........          --           --           --         --         --      107,228           --             --
Partners' Capital.........   1,427,087      560,737      960,176    178,462    160,947      137,354       (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.

(b) Represents the period January 1, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.

(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         1158

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest income...........................................      (90,890)       (121,699)
  Interest expense..........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         1159


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         1160


   SUMMARY FINANCIAL INFORMATION OF CEDAR TREE INVESTORS LIMITED PARTNERSHIP



     The summary financial information of Cedar Tree Investors Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Cedar Tree Investors Limited Partnership for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                                CEDAR TREE INVESTORS LIMITED PARTNERSHIP



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                  -----------------------   --------------------------------------------------------------
                                     1998         1997         1997         1996         1995         1994         1993
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA:
  Total Revenues................  $1,597,492   $1,411,623   $1,956,671   $1,900,467   $1,869,651   $1,771,627   $1,700,427
  Net Income....................     343,888      186,905      270,488      252,642      174,244      300,722      303,674
  Net Income per limited
    partnership unit............    4,589.32     2,487.15     3,570.44     3,334.87     2,300.02     3,969.53     4,008.50
  Distributions per limited
    partnership unit............    2,640.00     4,003.02     5,333.06     5,306.53     5,280.00     7,330.00           --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)....................          --           --           --           --           --           --           --



                                       SEPTEMBER 30,                                 DECEMBER 31,
                                  -----------------------   --------------------------------------------------------------
                                     1998         1997         1997         1996         1995         1994         1993
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents.....  $1,737,430   $  443,046   $  499,946   $  465,919   $  558,661   $  769,194   $  786,518
  Real Estate, Net of
    Accumulated Depreciation....   5,322,297    5,440,475    5,393,560    5,568,526    5,774,894    5,807,474    5,938,571
  Total Assets..................   7,692,993    6,353,104    6,301,510    6,463,360    6,774,275    6,967,984    7,210,155
  Notes Payable.................   5,900,000    4,660,329    4,647,993    4,695,580    4,738,782    4,777,977    4,813,545
General Partners Capital/
  (Deficit).....................      (5,274)      (6,542)      (6,713)      (5,378)      (3,894)      (1,636)         910
Limited Partners' Capital.......   1,588,765    1,463,324    1,446,317    1,578,514    1,726,398    1,949,896    2,201,931
Partners' Capital...............   1,583,494    1,456,782    1,439,604    1,573,136    1,722,504    1,948,260    2,202,841
Total Distributions.............     200,000      303,259      404,020      402,010      400,000      555,303      373,968
Book value per limited
  partnership unit..............   21,183.57    19,510.99    19,264.23    21,048.65    29,018.64    25,998.61    29,389.08
Net increase (decrease) in cash
  and cash equivalents..........   1,237,484      (22,873)      34,027      (92,742)    (210,533)     (17,324)    (114,745)
Net cash provided by operating
  activities....................     315,101      407,270      570,361      457,657      432,195      666,822      361,117
Ratio of earnings to fixed
  charges.......................      2.12/1       1.53/1       1.58/1       1.53/1       1.98/1       1.64/1       1.68/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                              CEDAR TREE
                                                                 AIMCO        INVESTORS
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $3,573.13       $14,640
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $4,423.50       $14,640

         1161

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         1162

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth 10,000,000 less approximately 151,100 of deferred maintenance and investment not considered by the appraiser. It is possible, that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such

         1163


disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

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     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2021 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

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is equivalent to distributions of $4,423.50 per year on the number of Preferred OP Units, or distributions of $3,590.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $14,640 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

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holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.

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                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1% interest, consisting of a 0% limited partnership interest and a 1% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         1168


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

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ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $186,905 for the nine months ended September 30, 1997, to $343,888 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are in September 2008. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units.

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A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.

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     - Preferred Quarterly Distributions. Your partnership paid distributions of $14,640 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $4,423.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $14,640 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,573.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true

         1172


       value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 6.43% per annum, which resulted in a decrease from the initial capitalization rate of 0.15%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.38%, resulting in a final capitalization rate of 9.72%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We

         1173

       divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Cedar Tree Apartments                           $972,006              9.72%        $10,000,000
                                                                                   -----------


---------------


     (1) The total net operating income is equal to total revenues of $1,928,088, less total expenses of $852,882 and recurring replacement costs of $103,200.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $4,295,383. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 96.54% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income (January 1, 1997 to December 31,
  1997).....................................................  $   972,000
Capitalization Rate.........................................         9.72%
Estimated total gross valuation of your partnership's
  property..................................................   10,000,000
Plus: Cash and cash equivalents.............................     (500,054)
Plus: Other partnership assets, net of security deposits....      353,530
Less: Mortgage debt.........................................   (4,647,993)
Less: Accounts payable and accrued expenses.................     (134,277)
Less: Other liabilities.....................................      (74,723)
Partnership valuation before taxes and certain costs........    4,996,483
Less: Disposition fees......................................     (300,000)
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (151,100)
Less: Closing costs.........................................     (250,000)
Estimated net valuation of your partnership.................    4,295,383
Percentage of estimated net valuation allocated to units....        96.54%
Estimated net valuation of units............................    4,146,680
          Total number of units.............................           75
Estimated valuation per unit................................       55,289
                                                              -----------
Cash consideration per unit.................................       55,289
                                                              -----------



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $55,289 by the $25 liquidation preference of each Preferred OP Unit to get 2,211.75 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $55,289 by a price of $38.69 to get 1,429.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         1174


     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $4,295,383 or .76% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $186,905 for the nine months ended September 30, 1997 to $343,888 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

         1175

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $55,289, based on a total estimated value of your partnership's property of $10,000,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $4,423.50 per year on the number of Preferred OP Units, or distributions of $3,573.13 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $14,640. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your

         1176

units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         1177


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2021, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $55,289
Partnership preferred units.................................  $55,289(1)
Partnership common units....................................  $55,289(1)
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $55,289
  Estimated going concern value.............................  $44,866
  Net book value............................................  $19,195


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

         1178

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $44,866 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book value per unit is only $19,194.72 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $55,902 per unit, going concern value of $53,737 per unit and liquidation value of $52,650 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value

         1179


per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $613, $(1,552) and $(2,639). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 96.54% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

         1180

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                                CEDAR
                                                                 TREE
                                                              ----------
Total Revenues..............................................  $2,041,673
Operating Expenses..........................................    (889,062)
Replacement Reserves -- Net.................................    (149,583)
Debt Service................................................    (503,327)
Capital Expenditures........................................     (32,620)
                                                              ----------
          Net Cash Flow.....................................  $  467,101
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance

         1181


with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 9.72%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and [(iii) extraordinary capital expenditure estimates in the amount of $151,180, a fee due the general partner of 3% of sales price and a proposed cash distribution of $1,000,000. Stanger observed that your partnership

         1182


liquidation value of $4,295,383 was allocated 96.54% to the limited partners and divided by the total units outstanding of 75 to provide the liquidation value per unit of $55,289.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $972,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $16,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 10.22%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 12.2%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 75 to achieve management's estimate of going concern value of $44,866 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $55,289 per unit is equal to management's estimate of liquidation value, and reflects a 23% premium to management's estimate of going concern value. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net

         1183


asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 11.0%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Additionally, Stanger's net asset value, liquidation value and going concern value calculations considered allocations to the general partners for 10% of value in excess of $2,355,000. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (13% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately 60% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998, adjusted for a $1,000,000 cash distribution, which we advised Stanger would be made after September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $55,902, $53,737 and $52,650 representing premiums (discounts) to the offer price of 1.1%, (2.8)% and (4.89)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and

         1184

the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         1185

                                YOUR PARTNERSHIP


GENERAL



     Cedar Tree Investors Limited Partnership, is a Kansas limited partnership which completed a private offering in 1991. Insignia acquired the general partner of your partnership in December, 1990. AIMCO acquired Insignia in October 1998. There are currently a total of 67 limited partners of your partnership and a total of 75 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on June 14, 1991 for the purpose of owning an apartment property located in Shawnee, Kansas, known as "Cedar Tree Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1984 and consists of 344 apartment units. There are 199 one-bedroom apartments, 145 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 96.01% in 1998, 92.44% in 1997 and 92.44% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations or improvements for 1999 total $134,900 and are intended to be paid for out of cash flow or borrowings. Major renovation items include heating, ventilation and air conditioning systems, siding/trim/facia/soffits, drives and parking lot, landscape and irrigation and life support systems.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $441    $430    $419    $391    $392



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $112,993 of $1,139,317 of assessed valuation with a current yearly tax rate of 9.92%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 10.12% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2021 unless earlier dissolved. Your

         1186


partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 96% and $478, respectively, at December 31, 1998, compared to 96% and $441, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because the property is located in a growing and improving downtown area. In addition, the general partner noted that it expects to spend approximately $151,100 for initial capital expenditures at the property in 1999 to repair the property's HVAC, siding, parking lot, landscape and irrigation. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $5,883,677, payable to FNMA, which bears interest at a rate of 6.43%. The mortgage debt is due in September, 2008. Your

         1187


partnership also has a second mortgage note outstanding of $142,290, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,550,000 of limited partnership units in 1991 for $83,607 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2021, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the doing of any act or the failure to do any act by the general partner, which does not constitute fraud, gross negligence or willful malfeasance as determined a court of competent jurisdiction, in pursuance of the authority granted to promote the interests of your partnership, the effect of which causes or results in loss or damage to your partnership, if done in good faith, will not subject the general partner or its affiliates to any liability. As a result unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will indemnify and hold harmless the general partners and their affiliates from any claim, loss, expense, liability, action or damage resulting from any act or omission done in good faith which do not constitute fraud, gross negligence or willful malfeasance as determined by a court of competent jurisdiction, in pursuance of the authority granted to promote the interests of your partnership, including, without limitation, reasonable fees and expenses of attorneys engaged by the general partner in defense of such act or omission and other reasonable costs and expenses of litigation and appeal. All costs and expenses incurred in defending any proceeding or action or otherwise will be advanced by your partnership.



     Your partnership's agreement of limited partnership does not limit the amount or type or insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         1188


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $83,607.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1993..................................  $ 4,986        $ 3,740                 $0             $ 92,557
1994..................................    7,404          5,553                  0              137,437
1995..................................    5,333          4,000                  0               99,000
1996..................................    5,360          4,010                  0               99,500
1997..................................    5,386          4,040                  0               99,995
1998..................................   14,666          2,000                  0              274,500
                                        -------        -------                 --             --------
          Total.......................   43,135         23,343                 $0             $802,989


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that no units have been transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner since 1993.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1% interest in your partnership, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         1189


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $10,000
1995........................................................     15,000
1996........................................................     15,756
1997........................................................     15,816
1998........................................................     23,588



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                FEES
                            ----                              --------
1994........................................................  $ 87,451
1995........................................................    91,253
1996........................................................    94,152
1997........................................................    96,106
1998........................................................   105,546



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         1190


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                                     CEDAR TREE INVESTORS LP
                                   --------------------------------------------------------------------------------------------
                                         SEPTEMBER 30,                                   DECEMBER 31,
                                   -------------------------   ----------------------------------------------------------------
                                      1998          1997          1997          1996          1995         1994         1993
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
Cash and Cash Equivalents........  $ 1,737,430   $   443,046   $   499,946   $   465,919   $  558,661   $  769,194   $  786,518
Land & Building..................    7,034,630     6,875,795     6,898,133     6,796,085    6,726,542    6,523,009    6,429,734
Accumulated Depreciation.........   (1,712,333)   (1,435,320)   (1,504,573)   (1,227,559)    (961,648)    (715,535)    (491,163)
Other Assets.....................      633,266       469,583       408,004       428,915      420,720      391,316      485,066
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
        Total Assets.............  $ 7,692,993   $ 6,353,104   $ 6,301,510   $ 6,463,360   $6,744,275   $6,967,984   $7,210,155
                                   ===========   ===========   ===========   ===========   ==========   ==========   ==========
Notes Payable....................  $ 5,900,000   $ 4,660,329   $ 4,647,993   $ 4,695,590   $4,738,782   $4,777,977   $4,813,545
Other Liabilities................      209,499       235,993       213,913       194,634      282,989      241,747      193,769
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
        Total Liabilities........  $ 6,109,499   $ 4,896,322   $ 4,861,906   $ 4,890,224   $5,021,771   $5,019,724   $5,007,314
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
        Partners' Capital........  $ 1,583,494   $ 1,456,782   $ 1,439,604   $ 1,573,138   $1,722,504   $1,948,260   $2,202,841
                                   ===========   ===========   ===========   ===========   ==========   ==========   ==========



                                                                 CEDAR TREE INVESTORS LP
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                   ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $1,484,072   $1,302,065   $1,815,531   $1,770,230   $1,723,740   $1,610,896   $1,614,882
Other Income...................     113,420      109,558      141,140      130,237      145,911      160,731       85,545
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenues.........  $1,597,492   $1,411,623   $1,956,671   $1,900,467   $1,869,651   $1,771,627   $1,700,427
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............  $  607,447   $  540,605   $  777,678   $  748,824   $  796,744   $  614,028   $  558,951
General & Administrative.......      23,896       19,076       25,434       25,820       66,681       51,030       52,184
Depreciation...................     207,760      207,760      277,013      265,911      246,113      224,372      208,515
Interest Expense...............     307,375      353,748      470,025      475,804      463,814      467,470      470,788
Property Taxes.................     107,126      103,529      136,033      131,466      122,055      114,005      106,315
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........  $1,253,604   $1,224,718   $1,686,183   $1,647,825   $1,695,407   $1,470,905   $1,396,753
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income.....................  $  343,888   $  186,905   $  270,488   $  252,642   $  174,244   $  300,722   $  303,674
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income per limited
  partnership unit.............  $ 4,539.32   $ 2,467.15   $ 3,570.44   $ 3,334.87   $ 2,300.02   $ 3,969.53   $ 4,008.50
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............  $ 2,640.00   $ 4,003.02   $ 5,333.06   $ 5,306.53   $ 5,280.00   $ 7,330.00   $        0
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

         1191


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


                           AND RESULTS OF OPERATIONS



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $344,000 for the nine months ended September 30, 1998, compared to $187,000 for the nine months ended September 30, 1997. The increase in net income of $157,000 was the result of an increase in revenues, partially off-set by an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,597,000 for the nine months ended September 30, 1998, compared to $1,412,000 for the nine months ended September 30, 1997, an increase of $185,000 , or 13%. The Partnership increased rental rates by an average of 6%; in addition, occupancy increased 6% to 97%.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $607,000 for the nine months ended September 30, 1998, compared to $541,000 for the nine months ended September 30, 1997, an increase of $68,000, due primarily to higher advertising charges and general increases in property costs. Partnership Property management expenses totaled $79,000 for the nine months ended September 30, 1998, compared to $71,000 for the nine months ended September 30, 1997, an increase of $8,000. This increase was primarily the result of the increase in rental revenues, as management fees are calculated based on a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses increased $4,000 to $24,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This increase is due primarily to higher partnership administrative expenses and asset management fees.



     INTEREST EXPENSE



     Interest expense decreased $47,000 to $307,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This decrease is due to the refinancing of the debt during the first quarter of 1998. The new indebtedness has a lower stated interest rate.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your partnership recognized net income of $270,488 for the year ended December 31, 1997, compared to $252,642 for the year ended December 31, 1996. The increase in net income of $17,846, or 7.06% was primarily the result of an increase in rental revenues offset by an increase in operating expenses.

         1192


     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,956,671 for the year ended December 31, 1997, compared to $1,900,467 for the year ended December 31, 1996, an increase of $56,204, or 2.96%.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $777,678 for the year ended December 31, 1997, compared to $748,824 for the year ended December 31, 1996, an increase of $28,854 or 3.85%. Management expenses totaled $96,106 for the year ended December 31, 1997, compared to $94,152 for the year ended December 31, 1996, an increase of $1,954, or 2.08%.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $25,434 for the year ended December 31, 1997 compared to $25,820 for the year ended December 31, 1996, a decrease of $386 or 1.49%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $470,025 for the year ended December 31, 1997, compared to $475,804 for the year ended December 31, 1996, a decrease of $5,779, or 1.21%.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your partnership recognized net income of $252,642 for the year ended December 31, 1996, compared to $174,244 for the year ended December 31, 1995. The increase in net income of $78,398, or 44.99% was primarily the result of a decrease in operating expenses and an increase in revenues. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,900,467 for the year ended December 31, 1996, compared to $1,869,651 for the year ended December 31, 1995, an increase of $30,816, or 1.65%.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $748,824 for the year ended December 31, 1996, compared to $796,744 for the year ended December 31, 1995, a decrease of $47,920 or 6.01%. The decrease is primarily due to a decrease in maintenance expenses due to an extensive exterior painting project at the property in the fourth quarter of 1995. Management expenses totaled $94,152 for the year ended December 31, 1996, compared to $91,253 for the year ended December 31, 1995, an increase of $2,899, or 3.18%.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $25,820 for the year ended December 31, 1996 compared to $66,681 for the year ended December 31, 1995, a decrease of $40,861 or 61.28%. The decrease is primarily due to reclassing on the financial statements of certain accounts from General and Administrative to Operating. Grouped the same way as in 1995, 1996 General and Administrative expense would be $65,555.

         1193


     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $475,804 for the year ended December 31, 1996, compared to $463,814 for the year ended December 31, 1995, an increase of $11,990 or 2.59%.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $1,737,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $5,900,000. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         1194

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 75 units of your partnership (up to 18.75 units) for consideration per unit of (i) 2,211.75 Preferred OP Units, (ii) 1,429.25 Common OP Units, or (iii) $55,289 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim
distributions made by your partnership between             , 1999, and the
expiration of the offer. See "-- Procedure for Tendering Units." UNDER NO

         1195

CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         1196

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         1197

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         1198

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to
         1199

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         1200


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         1201


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         1202

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         1203


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         1204


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         1205


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         1206

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         1207

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         1208


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         1209

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         1210


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         1211

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Kansas law.                       as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash From Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2021.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
and operate your partnership's property for       Partnership is to conduct any business that
investment. Subject to restrictions               may be lawfully conducted by a limited
contained in your partnership's agreement of      partnership organized pursuant to the
limited partnership, your partnership may do      Delaware Revised Uniform Limited Part-
all things necessary for or incidental to         nership Act (as amended from time to time,
the protection and benefit of your                or any successor to such statute) (the
partnership, including, borrowing funds and       "Delaware Limited Partnership Act"),
creating liens.                                   provided that such business is to be
                                                  conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         1212
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 75 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
not enter into agreements with itself or any      contribute funds or other assets to its
of its affiliates for services, except as         subsidiaries or other persons in which it
otherwise specifically                            has an equity investment,

         1213
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

provided in your partnership's agreement of       and such persons may borrow funds from the
limited partnership or on a basis no less         AIMCO Operating Partnership, on terms and
favorable to your partnership than that           conditions established in the sole and
which could have been arranged with               absolute discretion of the general partner.
unaffiliated third parties for comparable         To the extent consistent with the business
goods or services. Your partnership may not       purpose of the AIMCO Operating Partnership
lend money to the general partner or its          and the permitted activities of the general
affiliates, but the general partner may lend      partner, the AIMCO Operating Partnership may
such money to your partnership as the             transfer assets to joint ventures, limited
general partner, in its sole discretion,          liability companies, partnerships,
deems necessary for the payment of any            corporations, business trusts or other
partnership obligations and expenses. Such        business entities in which it is or thereby
loans will be repaid with interest at rate        becomes a participant upon such terms and
of 1% per annum over the then prevailing          subject to such conditions consistent with
prime rate of United Missouri Bank of Kansas      the AIMCO Operating Partnership Agreement
City, N.A., but in no event to exceed the         and applicable law as the general partner,
maximum rate, from the first available funds      in its sole and absolute discretion,
of your partnership and prior to                  believes to be advisable. Except as
distributions to the limited partners, only       expressly permitted by the AIMCO Operating
from available funds, provided, however,          Partnership Agreement, neither the general
that the general partner must first make          partner nor any of its affiliates may sell,
reasonable efforts to obtain loans at the         transfer or convey any property to the AIMCO
most favorable rates from unaffiliated            Operating Partnership, directly or
persons.                                          indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to enter into and execute, on          contains no restrictions on borrowings, and
behalf of your partnership, all agreements,       the general partner has full power and
contracts, instruments and related documents      authority to borrow money on behalf of the
in connection with the acquisition,               AIMCO Operating Partnership. The AIMCO
ownership, financing, management,                 Operating Partnership has credit agreements
maintenance, operation and sale of your           that restrict, among other things, its
partnership's property by your partnership,       ability to incur indebtedness.
on such terms as the general partner, in its
reasonable discretion, deems to be in the
bests interests of your partnership.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their duly authorized representative to           purpose of such demand and at such OP
inspect and copy the books and records of         Unitholder's own expense, to obtain a
your partnership, including a current list        current list of the name and last known
of the full name and last known business          business, residence or mailing address of
address of each partner set forth in              the general partner and each other OP
alphabetical order, upon reasonable notice        Unitholder.
during business hours at the principal place
of business of your partnership or such
other place or places as may be determined
by the general partner from time to time. In
addition, a limited partner or its duly
authorized representative has the right to
receive by mail, upon written required to
your partnership at such limited partner's
sole cost and expense, a copy of a list of
names and addresses of the limited partners
and the number of

         1214
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

units owned by each of them. However, no limited partner has the right to sell or disclose such list to any other person or to use such list for commercial purposes of any purpose unrelated to the business of your partnership.



                               Management Control


The general partner of your partnership has       All management powers over the business and
full, exclusive and complete discretion in        affairs of the AIMCO Operating Partnership
the management of your partnership's              are vested in AIMCO-GP, Inc., which is the
business and has all rights and powers            general partner. No OP Unitholder has any
generally conferred by law or necessary,          right to participate in or exercise control
advisable or consistent in connection             or management power over the business and
therewith. The general partner must perform       affairs of the AIMCO Operating Partner-
such reasonable acts as may be consistent         ship. The OP Unitholders have the right to
with good business practices in its               vote on certain matters described under
performance as general partner. No limited        "Comparison of Your Units and AIMCO OP
partner may take part in or interfere in any      Units -- Voting Rights" below. The general
manner with the conduct or control of the         partner may not be removed by the OP
business of your partnership and no limited       Unitholders with or without cause.
partner has the right or authority to act
for or bind your partnership.                     In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the doing of any act or      forth in the AIMCO Operating Partnership
the failure to do any act by the general          Agreement, the general partner is not liable
partner, which does not constitute fraud,         to the AIMCO Operating Partnership for
gross negligence or willful malfeasance as        losses sustained, liabilities in-

         1215
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

determined by a court of competent                curred or benefits not derived as a result
jurisdiction, in pursuance of the authority       of errors in judgment or mistakes of fact or
granted to promote the interests of your          law of any act or omission if the general
partnership, the effect of which causes or        partner acted in good faith. The AIMCO
results in loss or damage to your partner-        Operating Partnership Agreement provides for
ship, if done in good faith, will not             indemnification of AIMCO, or any director or
subject the general partner or its                officer of AIMCO (in its capacity as the
affiliates to any liability. In addition,         previous general partner of the AIMCO
your partnership will also indemnify and          Operating Partnership), the general partner,
hold harmless the general partners and their      any officer or director of general partner
affiliates from any claim, loss, expense,         or the AIMCO Operating Partnership and such
liability, action or damage resulting from        other persons as the general partner may
any act or omission done in good faith which      designate from and against all losses,
does not constitute fraud, gross negligence       claims, damages, liabilities, joint or
or willful malfeasance as determined by a         several, expenses (including legal fees),
court of competent jurisdiction, in               fines, settlements and other amounts
pursuance of the authority granted to             incurred in connection with any actions
promote the interests of your partnership,        relating to the operations of the AIMCO
including, without limitation, reasonable         Operating Partnership, as set forth in the
fees and expenses of attorneys engaged by         AIMCO Operating Partnership Agreement. The
the general partner in defense of such act        Delaware Limited Partnership Act provides
or omission and other reasonable costs and        that subject to the standards and
expenses of litigation and appeal.                restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, after notice to the          partner has exclusive management power over
general partner, the limited partners may         the business and affairs of the AIMCO
remove such general partner upon a vote of        Operating Partnership. The general partner
the limited partners holding a majority of        may not be removed as general partner of the
the outstanding units. A general partner may      AIMCO Operating Partnership by the OP
resign at any time provided that such             Unitholders with or without cause. Under the
resignation is accepted by the limited            AIMCO Operating Partnership Agreement, the
partners owning more than 50% of the              general partner may, in its sole discretion,
outstanding units and sixty days prior to         prevent a transferee of an OP Unit from
the effective date of such resignation such       becoming a substituted limited partner
general partner nominates as a substitute         pursuant to the AIMCO Operating Partnership
general partner a willing person or entity        Agreement. The general partner may exercise
who meets the requirements of the tax laws.       this right of approval to deter, delay or
A general partner may be admitted only with       hamper attempts by persons to acquire a
the consent of the general partners, if any,      controlling interest in the AIMCO Operating
and a majority-in-interest of the limited         Partnership. Additionally, the AIMCO
partners. A limited partner may not transfer      Operating Partnership Agreement contains
its units without the consent of the general      restrictions on the ability of OP
partner.                                          Unitholders to transfer their OP Units. See

         1216
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Approval by a majority of the then                With the exception of certain circumstances
outstanding limited partnership interests is      set forth in the AIMCO Operating Partnership
necessary to effect an amendment to your          Agreement, whereby the general partner may,
partnership's agreement of limited                without the consent of the OP Unitholders,
partnership. Amendments may be proposed by        amend the AIMCO Operating Partnership
the general partner or by limited partners        Agreement, amendments to the AIMCO Operating
holding 10% or more of the then outstanding       Partnership Agreement require the consent of
units. However, the general partner may           the holders of a majority of the outstanding
amend your partnership's agreement of             Common OP Units, excluding AIMCO and certain
limited partnership from time to time to          other limited exclusions (a "Majority in
effect changes of a ministerial nature which      Interest"). Amendments to the AIMCO
do not materially and adversely affect the        Operating Partnership Agreement may be
rights of the limited partners, as required       proposed by the general partner or by
by law, to add to the representations,            holders of a Majority in Interest. Following
duties or obligations of the general partner      such proposal, the general partner will
or surrender any right or power granted to        submit any proposed amendment to the OP
the general partner under your partnership's      Unitholders. The general partner will seek
agreement of limited partnership for the          the written consent of the OP Unitholders on
benefit of the limited partners, to cure any      the proposed amendment or will call a
ambiguity and to correct or supplement any        meeting to vote thereon. See "Description of
provision in your partnership's agreement of      OP Units -- Amendment of the AIMCO Operating
limited partnership which may be                  Partnership Agreement" in the accompanying
inconsistent with any other provision.            Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


No limited partner, unless it is deemed to        Except for fraud, willful misconduct or
be taking part in the control of the              gross negligence, no OP Unitholder has
business of your partnership, is bound by or      personal liability for the AIMCO Operating
personally liable for the expenses,               Partnership's debts and obligations, and
liabilities or obligation of your                 liability of the OP Unitholders for the
partnership. The liability of a limited           AIMCO Operating Partnership's debts and
partner is limited solely to the amount of        obligations is generally limited to the
its contribution to the capital of your           amount of their investment in the AIMCO
partnership, whether or not returned to it,       Operating Partnership. However, the
together with the undistributed share of the      limitations on the liability of limited
profits of your

         1217
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partnership from time to time credited to         partners for the obligations of a limited
such limited partner's capital account and        partnership have not been clearly
any money or other property wrongfully paid       established in some states. If it were
or conveyed to such limited partner on            determined that the AIMCO Operating Part-
account of its contribution, including but        nership had been conducting business in any
not limited to money or property to which         state without compliance with the applicable
creditors were legally entitled, paid or          limited partnership statute, or that the
conveyed to such limited partner, and under       right or the exercise of the right by the
certain circumstances, interest on returned       holders of OP Units as a group to make
capital.                                          certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


The general partner of your partnership is        Unless otherwise provided for in the
not required to devote all of its time or         relevant partnership agreement, Delaware law
business efforts to the affairs of your           generally requires a general partner of a
partnership, but must devote so much of its       Delaware limited partnership to adhere to
time and attention to your partnership as is      fiduciary duty standards under which it owes
necessary and advisable to successfully           its limited partners the highest duties of
manage the affairs of your partnership. The       good faith, fairness and loyalty and which
general partner is not required to manage         generally prohibit such general partner from
your partnership as its sole and exclusive        taking any action or engaging in any
function and it may have other business           transaction as to which it has a conflict of
interests and may engage in other activities      interest. The AIMCO Operating Partnership
in addition to those relating to your             Agreement expressly authorizes the general
partnership, including the rendering of           partner to enter into, on behalf of the
advice or services of any kind to other           AIMCO Operating Partnership, a right of
investors and the making or management of         first opportunity arrangement and other
other investors. Neither your partnership         conflict avoidance agreements with various
nor any partner has rights in or to such          affiliates of the AIMCO Operating
ventures or activities or to the income or        Partnership and the general partner, on such
proceeds derived therefrom, and the pursuit       terms as the general partner, in its sole
of such ventures, even if competitive with        and absolute discretion, believes are
the business of your partnership, shall not       advisable. The AIMCO Operating Partnership
be deemed wrongful or improper. In addition,      Agreement expressly limits the liability of
any partner or its affiliates may engage in       the general partner by providing that the
or possess an interest in other business          general partner, and its officers and
ventures of every nature and description,         directors will not be liable or accountable
whether such ventures are competitive with        in damages to the AIMCO Operating
your partnership or otherwise, including but      Partnership, the limited partners or as-
not limited to, the acquisition, ownership,       signees for errors in judgment or mistakes
financing, leasing, operation, management,        of fact or law or of any act or omission if
syndication, brokerage, sale, construction        the general partner or such director or
and development of real property, which may       officer acted in good faith. See
be located in the market area or vicinity of      "Description of OP Units -- Fiduciary
your partnership's property, and neither          Responsibilities" in the accompanying
your partnership nor any partners shall have      Prospectus.
any right in or to such independent ventures
or to the income or profits derived
therefrom.
In general, your partnership's agreement of
limited partnership and the AIMCO Operating
Partnership

         1218
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

Agreement have limitations on the liability of the general partner but such limitations differ and provide more protection for the general partner of the AIMCO Operating
Partnership.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The

         1219
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  AIMCO Operating Partnership may be required
                                                  to pay state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the approval of      AIMCO Operating Partnership       OP Unitholders have voting
holders of a majority of the      Agreement, the holders of         rights only with respect to
outstanding units is re-          the Preferred OP Units will       certain limited matters such
quired to amend your              have the same voting rights       as certain amendments and
partnership's agreement of        as holders of the Common OP       termination of the AIMCO
limited partnership subject       Units. See "Description of        Operating Partnership
to certain limitations, to        OP Units" in the accompany-       Agreement and certain
terminate your partnership,       ing Prospectus. So long as        transactions such as the
to remove a general partner       any Preferred OP Units are        institution of bankruptcy
and elect a replacement           outstanding, in addition to       proceedings, an assignment
therefore and to approve or       any other vote or consent of      for the benefit of creditors
disapprove the sale at one        partners required by law or       and certain transfers by the
time (or in a series of           by the AIMCO Operating            general partner of its
sales pursuant to a single        Partnership Agreement, the        interest in the AIMCO
plan) of all or                   affirmative vote or consent       Operating Partnership or the
substantially all of your         of holders of at least 50%        admission of a successor
partnership's assets except       of the outstanding Preferred      general partner.
sales made in the ordinary        OP Units will be necessary
course of your partnership's      for effecting any amendment       Under the AIMCO Operating
continuing business. All          of any of the provisions of       Partnership Agreement, the
such actions, except the          the Partnership Unit              general partner has the
removal of a general partner                                        power to ef-
requires the concurrence of
the

         1220
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

general partner.                  Designation of the Preferred      fect the acquisition, sale,
                                  OP Units that materially and      transfer, exchange or other
A general partner may cause       adversely affects the rights      disposition of any assets of
the dissolution of your           or preferences of the             the AIMCO Operating
partnership by retiring           holders of the Preferred OP       Partnership (including, but
unless, within ninety days,       Units. The creation or            not limited to, the exercise
the remaining general part-       issuance of any class or          or grant of any conversion,
ner agrees to continue the        series of partnership units,      option, privilege or
business of your                  including, without                subscription right or any
partnership. If there are no      limitation, any partner-          other right available in
remaining general part-           ship units that may have          connection with any assets
ners, all of the limited          rights senior or superior to      at any time held by the
partners may agree to             the Preferred OP Units,           AIMCO Operating Partnership)
continue the business and         shall not be deemed to            or the merger,
elect a successor general         materially adversely affect       consolidation,
partner by a                      the rights or preferences of      reorganization or other
majority-in-interest vote         the holders of Preferred OP       combination of the AIMCO
within 90 days of the             Units. With respect to the        Operating Partnership with
resignation.                      exercise of the above             or into another entity, all
                                  described voting rights,          without the consent of the
In general, you have greater      each Preferred OP Units           OP Unitholders.
voting rights in your             shall have one (1) vote per
partnership than you will         Preferred OP Unit.                The general partner may
have as an OP Unitholder. OP                                        cause the dissolution of the
Unitholders can not remove                                          AIMCO Operating Partnership
the general partner of the                                          by an "event of withdrawal,"
AIMCO Operating Partnership.                                        as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.

         1221
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. The           quarterly cash distributions      to distribute quarterly all,
distributions payable to the      at the rate of $0.50 per          or such portion as the
partners are not fixed in         Preferred OP Unit; provided,      general partner may in its
amount and depend upon the        however, that at any time         sole and absolute discretion
operating results and net         and from time to time on or       determine, of Available Cash
sales or refinancing pro-         after the fifth anniversary       (as defined in the AIMCO
ceeds available from the          of the issue date of the          Operating Partnership
disposition of your               Preferred OP Units, the           Agreement) generated by the
partnership's assets.             AIMCO Operating Partnership       AIMCO Operating Partnership
                                  may adjust the annual             during such quarter to the
                                  distribution rate on the          general partner, the special
                                  Preferred OP Units to the         limited partner and the
                                  lower of (i) 2.00% plus the       holders of Common OP Units
                                  annual interest rate then         on the record date es-
                                  applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the general partner,
                                  cumulative from the date of       the special limited partner
                                  original issue. Holders of        and holders of Common OP
                                  Preferred OP Units will not       Units with respect to
                                  be entitled to receive any        distributions of Available
                                  distributions in excess of        Cash, distributions upon
                                  cumulative distributions on       liquidation or other
                                  the Preferred OP Units. No        distributions. See "Per
                                  interest, or sum of money in      Share and Per Unit Data" in
                                  lieu of interest, shall be        the accompanying Prospectus.
                                  payable in respect of any
                                  distribution payment or pay-      The general partner in its
                                  ments on the Preferred OP         sole and absolute discretion
                                  Units that may be in              may distribute to the OP
                                  arrears.                          Unitholders Available Cash
                                                                    on a more frequent basis and
                                  When distributions are not        provide for an appropriate
                                  paid in full upon the             record date.
                                  Preferred OP Units or any
                                  Parity Units (as defined          The AIMCO Operating Partner-
                                  below), all distributions         ship Agreement requires the
                                  declared upon the Preferred       general partner to take such
                                  OP Units and any Parity           reasonable efforts, as
                                  Units shall be declared           determined by it in its sole
                                  ratably in proportion to the      and absolute discretion and
                                  respective amounts of             consistent with AIMCO's
                                  distributions accumulated,        qualification as a
                                  accrued and unpaid on the
                                  Preferred OP Units and such
                                  Parity Units. Unless full
                                  cumulative dis-

         1222
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  tributions on the Preferred       REIT, to cause the AIMCO
                                  OP Units have been declared       Operating Partnership to
                                  and paid, except in limited       distribute sufficient
                                  circumstances, no                 amounts to enable the
                                  distributions may be              general partner to transfer
                                  declared or paid or set           funds to AIMCO and enable
                                  apart for payment by the          AIMCO to pay stockholder
                                  AIMCO Operating Partnership       dividends that will (i)
                                  and no other distribution of      satisfy the requirements for
                                  cash or other property may        qualifying as a REIT under
                                  be declared or made,              the Code and the Treasury
                                  directly or indirectly, by        Regulations and (ii) avoid
                                  the AIMCO Operating               any Federal income or excise
                                  Partnership with respect to       tax liability of AIMCO. See
                                  any Junior Units (as de-          "Description of OP
                                  fined below), nor shall any       Units -- Distributions" in
                                  Junior Units be redeemed,         the accompanying Prospectus.
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




Subject to the restrictions       There is no public market         There is no public market
on transferability required       for the Preferred OP Units        for the OP Units. The AIMCO
by Federal or state law,          and the Preferred OP Units        Operating Partnership
limited partner may transfer      are not listed on any             Agreement restricts the
his limited partnership           securities exchange. The          transferability of the OP
interest to any person pro-       Preferred OP Units are            Units. Until the expiration
vided that: (i) such              subject to restrictions on        of one year from the date on
transfer is not in                transfer as set forth in the      which an OP Unitholder
contravention of your             AIMCO Operating Partnership       acquired OP Units, subject
partnership's agreement of        Agreement.                        to certain exceptions, such
limited partnership, (ii) a                                         OP Unitholder may not
duly executed and                 Pursuant to the AIMCO             transfer all or any por-
acknowledged assignment has       Operating Partnership             tion of its OP Units to any
been approved by the general      Agreement, until the              transferee without the
partner, which approval           expiration of one year from       consent of the general
shall be in its sole              the date on which a holder        partner, which consent may
discretion and absolute           of Preferred OP Units             be withheld in its sole and
power, and (iii) the              acquired Preferred OP Units,      absolute discretion. After
transferee represents in          subject to certain                the expiration of one year,
writing that it satisfies         exceptions, such holder of        such OP Unitholder has the
the suitability requirements      Preferred OP Units may not        right to transfer all or any
for limited partners.             transfer all or any portion       portion of its OP Units to
However, no transfer may          of its Preferred OP Units to      any person, subject to the
occur if in light of the          any transferee without the        satisfaction of certain con-
total of all transfers sold       consent of the general            ditions specified in the
or exchanged within the           partner, which consent may        AIMCO Operating Partnership
period of twelve consecutive      be withheld in its sole and       Agreement, including the
months prior there, there         absolute discretion. After        general partner's right of
might result a termination        the expiration of one year,       first refusal. See
of your partnership for tax       such holders of Preferred OP      "Description of OP Units --
purposes in the opinion of        Units has the right to            Transfers and Withdrawals"
counsel. In order for a           transfer all or any portion       in the accompanying
transferee to be substituted      of its Preferred OP Units to      Prospectus.
as a limited partner, in          any
addition to the above
require-

         1223
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


ments: (1) the assignee must      person, subject to the
execute an irrevocable power      satisfaction of certain           After the first anniversary
of attorney appointing the        conditions specified in the       of becoming a holder of
general partner as the            AIMCO Operating Partner-          Common OP Units, an OP
assignee's attorney-              ship Agreement, including         Unitholder has the right,
in-fact, (2) an opinion of        the general partner's right       subject to the terms and
counsel must be received by       of first refusal.                 conditions of the AIMCO
the general partner that                                            Operating Partnership
such transfer does not            After a one-year holding          Agreement, to require the
violate applicable                period, a holder may redeem       AIMCO Operating Partnership
securities laws, (3) a            Preferred OP Units and            to redeem all or a portion
transfer fee must be paid,        receive in exchange               of the Common OP Units held
(4) the interest transferred      therefor, at the AIMCO Oper-      by such party in exchange
must not be less than one         ating Partnership's option,       for a cash amount based on
Unit or such lesser amount        (i) subject to the terms of       the value of shares of Class
as the assignor owned and         any Senior Units (as defined      A Common Stock. See
(5) such other conditions as      below), cash in an amount         "Description of OP
are set forth in your             equal to the Liquidation          Units -- Redemption Rights"
partnership's agreement of        Preference of the Preferred       in the accompanying
limited partnership must be       OP Units tendered for             Prospectus. Upon receipt of
fulfilled.                        redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred Stock        elect to cause AIMCO to
                                  of AIMCO that pay an              acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         1224

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         1225

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         1226

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         1227

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         1228


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         1229


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         1230

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         1231

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation

         1232

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


Preference of the Preferred OP Units              The trustee may sell the Class I Preferred
tendered for redemption, (ii) a number of         Stock held in the trust to AIMCO or a
shares of Class A Common Stock of AIMCO that      person, designated by the trustee, whose
is equal in value to the Liquidation              ownership of the Class I Preferred Stock
Preference of the Preferred OP Units              will not violate the Class I Preferred
tendered for redemption, or (iii) for             Ownership Limit. Upon such sale, the
Preferred OP Units redeemed after a two-year      interest of the charitable beneficiaries in
holding period, a number of shares of Class       the shares sold will terminate and the
I Preferred Stock of AIMCO that pay an            trustee will distribute to the prohibited
aggregate amount of dividends equivalent to       transferee, the lesser of (i) the price paid
the distributions on the Preferred OP Units       by the prohibited transferee for the shares
tendered for redemption; provided that such       or if the prohibited transferee did not give
shares are part of a class or series of           value for the shares in connection with the
preferred stock that is then listed on the        event causing the shares to be held in the
NYSE or another national securities               trust, the market price of such shares on
exchange. The Preferred OP Units may not be       the day of the event causing the shares to
redeemed at the option of the AIMCO               be held in the trust and (ii) the price per
Operating Partnership. See "Description of        share received by the trustee from the sale
Preferred OP Units -- Redemption."                or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         1233

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $15,756 in 1996, $15,816 in 1997 and $23,588 in 1998. The property manager received management fees of $94,152 in 1996, $96,106 in 1997 and $105,546 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         1234

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,036,669 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between negative 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         1235

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Cedar Tree Investors Limited Partnership at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus Supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in this prospectus supplement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         1236

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................   F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-4
Notes to Condensed Financial Statements.....................   F-5
Independent Auditors' Report................................   F-8
Balance Sheet as of December 31, 1997.......................   F-9
Statements of Operations for the years ended December 31,
  1997 and 1996.............................................  F-10
Statements of Changes in Partners' Capital (Deficit) for the
  years ended December 31, 1997 and 1996....................  F-11
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-12
Notes to Financial Statements...............................  F-13
Independent Auditors' Report................................  F-18
Balance Sheet as of December 31, 1996.......................  F-19
Statements of Operations for the years ended December 31,
  1996 and 1995.............................................  F-20
Statements of Changes in Partners' Capital (Deficit) for the
  years ended December 31, 1996 and 1995....................  F-21
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-22
Notes to Financial Statements...............................  F-23

         1237


                            CEDAR TREE INVESTORS LP



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                        ASSETS
Cash and cash equivalents...................................                 $1,737,430
Receivables and deposits....................................                     89,510
Restricted escrows..........................................                    230,458
Other assets................................................                    313,298
Investment property:
  Land......................................................  $ 1,032,000
  Building and related personal property....................    6,002,630
                                                              -----------
                                                                7,034,630
                                                              -----------
  Less: Accumulated depreciation............................   (1,712,333)    5,322,297
                                                              -----------    ----------
          Total assets......................................                 $7,692,993
                                                                             ==========
                           LIABILITIES AND PARTNERS' CAPITAL
Accrued liabilities.........................................                 $   19,253
Property taxes payable......................................                    107,126
Tenant security deposits....................................                     83,120
Notes payable...............................................                  5,900,000
          Partners' capital.................................                  1,583,494
                                                                             ----------
          Total liabilities and partners' capital...........                 $7,692,993
                                                                             ----------
                                                                             ----------

         1238


                            CEDAR TREE INVESTORS LP



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $1,484,072    $1,302,065
  Other income..............................................     113,420       109,558
                                                              ----------    ----------
          Total revenues....................................   1,597,492     1,411,623
Expenses:
  Operating expenses........................................     607,447       540,605
  General and administrative expenses.......................      23,896        19,076
  Depreciation expense......................................     207,760       207,760
  Interest expense..........................................     307,375       353,748
  Property tax expense......................................     107,126       103,529
                                                              ----------    ----------
          Total expenses....................................   1,253,604     1,224,718
                                                              ----------    ----------
          Net income........................................  $  343,888    $  186,905
                                                              ==========    ==========

         1239


                            CEDAR TREE INVESTORS LP



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1997
                                                              -----------    ---------
Operating activities:
  Net income................................................  $   343,888    $ 186,905
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
  Depreciation and amortization.............................      218,010      219,273
  Changes in accounts:
     Receivables and deposits and other assets..............     (242,383)     (40,267)
     Accounts payable and accrued expenses..................       (4,414)      41,359
                                                              -----------    ---------
          Net cash provided by operating activities.........      315,101      407,270
                                                              -----------    ---------
Investing activities:
  Property improvements and replacements....................     (136,497)     (79,709)
  Net decrease (increase) in restricted escrow..............        6,873      (11,914)
                                                              -----------    ---------
  Net cash used in investing activities.....................     (129,624)     (91,623)
                                                              -----------    ---------
Financing activities:
  Payments on mortgage......................................   (4,647,993)     (35,261)
                                                              -----------    ---------
  Proceeds from refinancing of mortgage.....................    5,900,000           --
  Partners' distributions...................................     (200,000)    (303,259)
                                                              -----------    ---------
  Net cash provided by (used in) financing activities.......    1,052,007     (338,520)
                                                              -----------    ---------
  Net increase (decrease) in cash and cash equivalents......    1,237,484      (22,873)
  Cash and cash equivalents at beginning of year............      499,946      465,919
                                                              -----------    ---------
  Cash and cash equivalents at end of period................  $ 1,737,430    $ 443,046
                                                              ===========    =========

         1240

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997


NOTE A -- BASIS OF PRESENTATION


     The accompanying unaudited financial statements of Cedar Tree Investors Limited Partnership (a Kansas Limited Partnership) as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.


     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         1241

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                              FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 AND INDEPENDENT AUDITORS' REPORT

         1242

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                               TABLE OF CONTENTS

                                                               PAGE(S)
                                                              ---------
Independent Auditors' Report................................  F-8
Financial Statements as of December 31, 1997 and for the
  Years Ended December 31, 1997 and 1996:
  Balance Sheet.............................................  F-9
  Statements of Operations..................................  F-10
  Statements of Changes in Partners' Capital (Deficit)......  F-11
  Statements of Cash Flows..................................  F-12
  Notes to Financial Statements.............................  F-13 - 15

         1243

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Cedar Tree Investors Limited Partnership
(A Kansas Limited Partnership):

     We have audited the accompanying balance sheet of Cedar Tree Investors Limited Partnership (a Kansas Limited Partnership) (the "Partnership") as of December 31, 1997, and the related statements of operations, changes in partners' capital (deficit), and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP


Greenville, SC


February 17, 1998
(except for Note 6, as to which the date is March 17, 1998)

         1244

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                                 BALANCE SHEET
                               DECEMBER 31, 1997

                                     ASSETS

Cash and cash equivalents...................................                 $  499,946
Receivables and deposits....................................                    102,427
Restricted escrows..........................................                    237,329
Other assets (Note 1).......................................                     68,248
Investment properties -- at cost (Notes 1 and 2):
  Land......................................................  $ 1,032,000
  Building and related personal property....................    5,866,133
                                                              -----------
                                                                6,898,133
Less accumulated depreciation...............................   (1,504,573)    5,393,560
                                                              -----------    ----------
          Total Assets......................................                 $6,301,510
                                                                             ==========
                           LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
  Accounts payable..........................................                 $   14,977
  Tenant security deposits payable..........................                     74,723
  Accrued property taxes....................................                     68,017
  Other liabilities.........................................                     56,196
  Mortgage note payable (Note 2)............................                  4,647,993
Partners' Capital (Deficit) (Note 3):
  General partner...........................................  $    (6,713)
  Limited partners (75 units issued and outstanding)........    1,446,317     1,439,604
                                                              -----------    ----------
          Total Liabilities and Partners' Capital...........                 $6,301,510
                                                                             ==========

                       See notes to financial statements.

         1245

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                 1997          1996
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $1,815,531    $1,770,230
  Other income..............................................     141,140       130,237
                                                              ----------    ----------
     Total revenues.........................................   1,956,671     1,900,467
                                                              ----------    ----------
Expenses:
  Operating.................................................     777,678       748,824
  General and administrative................................      25,434        25,820
  Depreciation..............................................     277,013       265,911
  Interest..................................................     470,025       475,804
  Property taxes............................................     136,033       131,466
                                                              ----------    ----------
     Total expenses.........................................   1,686,183     1,647,825
                                                              ----------    ----------
Net Income (Note 5).........................................  $  270,488    $  252,642
                                                              ==========    ==========
Net Income Allocated to General Partner (1%)................  $    2,705    $    2,526
Net Income Allocated to Limited Partners (99%)..............     267,783       250,116
                                                              ----------    ----------
          Total.............................................  $  270,488    $  252,642
                                                              ==========    ==========
Net Income Per Limited Partnership Unit -- Based on 75
  weighted average limited partnership units during the
  years ended December 31, 1997 and 1996....................  $    3,570    $    3,335
                                                              ==========    ==========

                       See notes to financial statements.

         1246

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                 LIMITED
                                               PARTNERSHIP    GENERAL     LIMITED
                                                  UNITS       PARTNER     PARTNERS       TOTAL
                                               -----------    -------    ----------    ----------
Partners' Capital (Deficit), December 31,
  1995.......................................         75      $(3,894)   $1,726,398    $1,722,504
  Partners' distributions....................         --       (4,010)     (398,000)     (402,010)
  Net income for the year ended
     December 31, 1996.......................         --        2,526       250,116       252,642
                                                 -------      -------    ----------    ----------
Partners' Capital (Deficit), December 31,
  1996.......................................         75       (5,378)    1,578,514     1,573,136
  Partners' distributions....................         --       (4,040)     (399,980)     (404,020)
  Net income for the year ended
     December 31, 1997.......................         --        2,705       267,783       270,488
                                                 -------      -------    ----------    ----------
Partners' Capital (Deficit), December 31,
  1997.......................................         75      $(6,713)   $1,446,317    $1,439,604
                                                 =======      =======    ==========    ==========

                       See notes to financial statements.

         1247

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                1997         1996
                                                              ---------    ---------
Cash Flows From Operating Activities:
  Net income................................................  $ 270,488    $ 252,642
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    277,013      265,911
     Amortization of loan costs.............................     15,351       15,351
     Change in operating assets and liabilities:
       Receivables and deposits.............................    (11,905)      13,599
       Other assets.........................................        135       (1,491)
       Accounts payable.....................................      4,401      (50,798)
       Accrued property taxes...............................      2,284        4,706
       Tenant security deposits payable.....................     11,545         (731)
       Other liabilities....................................      1,049      (41,532)
                                                              ---------    ---------
          Net cash provided by operating activities.........    570,361      457,657
                                                              ---------    ---------
Cash Flows From Investing Activities:
  Property improvements and replacements....................   (102,048)     (69,543)
  Net receipts from (deposits to) restricted escrows........     17,331      (35,654)
                                                              ---------    ---------
          Net cash used in investing activities.............    (84,717)    (105,197)
                                                              ---------    ---------
Cash Flows From Financing Activities:
  Principal payments on mortgage note payable...............    (47,597)     (43,192)
  Partners' distributions...................................   (404,020)    (402,010)
                                                              ---------    ---------
          Net cash used in financing activities.............   (451,617)    (445,202)
                                                              ---------    ---------
Net Increase (Decrease) in Cash and Cash Equivalents........     34,027      (92,742)
Cash and Cash Equivalents, Beginning of Year................    465,919      558,661
                                                              ---------    ---------
Cash and Cash Equivalents, End of Year......................  $ 499,946    $ 465,919
                                                              =========    =========
Supplemental Disclosure of Cash Flow Information -- Cash
  paid during the year for interest.........................  $ 455,730    $ 459,816
                                                              =========    =========

                       See notes to financial statements.

         1248

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Cedar Tree Investors Limited Partnership (a Kansas Limited Partnership) (the "Partnership") was formed to acquire, own and operate Cedar Tree Apartments, a 344-unit multifamily residential complex located in Shawnee, Kansas. The general partner of the Partnership is United Investors Real Estate, Inc., a Delaware corporation.

  Basis of Accounting

     The accompanying financial statements of the Partnership are prepared on the accrual basis and, therefore, revenue is recorded as earned and costs and expenses are recorded as incurred.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash

     Cash and cash equivalents includes cash on hand and in banks, money market funds and certificates of deposit with original maturities of less than three months.

  Tenant Security Deposits

     The Partnership requires security deposits from lessees for the duration of the leases and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

  Income Taxes

     For income tax purposes, the Partnership reports revenue and costs and expenses on the accrual method. No income tax provisions have been shown in the accompanying statements of operations since the partners are taxed individually.

  Investment Properties

     Investment properties are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of 15 to 40 years for buildings and improvements and 5 to 12 years for furniture and fixtures.

     The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

  Other Assets

     Included in other assets are deferred charges which consist of loan costs totaling $153,506 which are amortized over the term of the related note. Accumulated amortization as of December 31, 1997 was $98,532.

         1249
                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Advertising

     The Partnership expenses the cost of advertising as incurred. Advertising expense, included in operating expenses, was $48,608 and $25,589 for the years ended December 31, 1997 and 1996, respectively.

  Reclassifications

     Certain reclassifications of prior year balances have been made to conform to the current year's presentation.

2.  MORTGAGE NOTE PAYABLE

     The mortgage note payable consists of a 10-year nonrecourse note collateralized by Cedar Tree Apartments, payable in monthly installments of $41,944, including interest. The interest rate is fixed at 9.75% per year. The mortgage note payable matures on September 1, 2001. Scheduled maturities of principal are as follows:

                       YEAR ENDING
                      DECEMBER 31,                           AMOUNT
                      ------------                         ----------
1998.....................................................  $   52,450
1999.....................................................      57,799
2000.....................................................      63,693
2001.....................................................   4,474,051
                                                           ----------
Total....................................................  $4,647,993
                                                           ==========

3.  PARTNERS' EQUITY

  Allocations of Profits and Losses

     In accordance with the partnership agreement, all profits and losses are to be allocated 1% to the general partner and 99% to the limited partners.

  Distributions

     The Partnership allocates distributions 1% to the general partner and 99% to the limited partners. On February 15, 1998, the Partnership paid a distribution to the partners of $100,000.

4.  RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1997 and 1996, the Partnership paid the following amounts to affiliates of the general partner:

                                                            1997       1996
                                                           -------    -------
Property management fees.................................  $96,106    $94,152
Reimbursement of expenses................................   15,816     15,756

     In addition, affiliates of the general partner were paid $6,844 and $6,537 during 1997 and 1996, respectively, for construction oversight costs incurred in conjunction with the Partnership's capital improvement and major repair projects.

     For the period from January 1, 1996 to August 31, 1997, the Partnership insured Cedar Tree Apartments under a master policy through an agency and insurer unaffiliated with the general partner. An affiliate of the general partner acquired, in the acquisition of a business, certain financial obligations from an insurance

         1250
                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the general partner, who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the general partner by virtue of the agent's obligations as not significant.

5.  PARTNER TAX INFORMATION

     The following is a reconciliation between net income as reported in the financial statements and Federal taxable income allocated to the partners in the Partnership's information returns for the years ended December 31, 1997 and 1996:

                                                           1997        1996
                                                         --------    --------
Net income as reported.................................  $270,488    $252,642
Add (deduct):
  Deferred revenue.....................................     1,905     (39,988)
  Depreciation differences.............................    11,077       5,102
  Other................................................       200         300
                                                         --------    --------
Federal taxable income.................................  $283,670    $218,056
                                                         ========    ========
Federal taxable income per limited partnership unit....  $  3,744    $  2,878
                                                         ========    ========

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets at December 31, 1997 and 1996:

                                                         1997          1996
                                                      ----------    ----------
Net assets as reported..............................  $1,439,604    $1,573,136
Differences in basis of assets and liabilities:
  Deferred revenue..................................       4,911         3,006
  Accumulated depreciation..........................      (9,377)      (20,454)
  Syndication costs.................................     213,094       213,094
  Other.............................................         500           300
                                                      ----------    ----------
Net assets -- tax basis.............................  $1,648,732    $1,769,082
                                                      ==========    ==========

6.  SUBSEQUENT EVENTS

     On March 17, 1998, Insignia Financial Group, Inc. ("Insignia") entered into an agreement to merge its national residential property management operations, and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The closing, which is anticipated to happen in the third quarter of 1998, is subject to customary conditions, including government approvals and the approval of Insignia's shareholders. If the closing occurs, AIMCO will then control the general partner of the Partnership.

         1251

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                              FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND INDEPENDENT AUDITORS' REPORT

         1252

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                               TABLE OF CONTENTS


                                                                 PAGE
                                                              -----------
Independent Auditors' Report................................  F-18
Financial Statements as of December 31, 1996 and for the
  Years Ended December 31, 1996 and 1995:
  Balance Sheet.............................................  F-19
  Statements of Operations..................................  F-20
  Statements of Changes in Partners' Capital (Deficit)......  F-21
  Statements of Cash Flows..................................  F-22
  Notes to Financial Statements.............................  F-23 - F-25

         1253


                          INDEPENDENT AUDITORS' REPORT



To the Partners of


  Cedar Tree Investors Limited Partnership


  (A Kansas Limited Partnership):



     We have audited the accompanying balance sheet of Cedar Tree Investors Limited Partnership (a Kansas Limited Partnership) (the "Partnership") as of December 31, 1996, and the related statements of operations, changes in partners' capital (deficit), and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP


Greenville, South Carolina



February 21, 1997

         1254

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                                 BALANCE SHEET
                               DECEMBER 31, 1996

                                     ASSETS

Cash and cash equivalents...................................                 $  465,919
Restricted cash -- tenant security deposits.................                     63,178
Accounts receivable.........................................                      3,347
Prepaid expenses............................................                     13,408
Escrows for taxes and insurance.............................                     23,997
Restricted escrows..........................................                    254,660
Deferred charges -- net of accumulated amortization of
  $83,181...................................................                     70,325
Apartment properties -- at cost (Notes 1 and 2):
  Land......................................................  $ 1,032,000
  Buildings, improvements and related personal property.....    5,764,085
                                                              -----------
                                                                6,796,085
Less accumulated depreciation...............................   (1,227,559)    5,568,526
                                                              -----------    ----------
          Total Assets......................................                 $6,463,360
                                                                             ==========

                           LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
Accounts payable............................................                 $   10,576
Accrued and other liabilities:
  Property taxes............................................  $    65,733
  Tenant security deposits..................................       63,178
  Interest..................................................       38,821
  Unearned rental collections...............................        3,006
  Other.....................................................       13,320       184,058
                                                              -----------
Mortgage note payable (Note 2)..............................                  4,695,590
Partners' Capital (Deficit) (Note 3):
General partner.............................................       (5,378)
Limited partners (75 units issued and outstanding)..........    1,578,514     1,573,136
                                                              -----------    ----------
          Total Liabilities and Partners' Capital...........                 $6,463,360
                                                                             ==========

                       See notes to financial statements.

         1255

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 1996          1995
                                                              ----------    ----------
Revenues:
  Rentals...................................................  $1,770,230    $1,723,740
  Other income..............................................     111,766       100,696
                                                              ----------    ----------
     Total revenues.........................................   1,881,996     1,824,436
                                                              ----------    ----------
Expenses:
  Operating.................................................     317,257       294,010
  Administrative............................................      65,555        66,681
  Property management fees (Note 4).........................      94,152        91,253
  Advertising and rental incentives.........................      58,773        80,013
  Maintenance...............................................     198,565       277,823
  Depreciation..............................................     265,911       246,113
  Amortization of deferred charges..........................      15,351        15,350
  Interest..................................................     460,453       463,814
  Property taxes............................................     131,466       122,055
  Insurance.................................................      40,342        38,295
                                                              ----------    ----------
     Total expenses.........................................   1,647,825     1,695,407
                                                              ----------    ----------
Income From Property Operations.............................     234,171       129,029
Interest Income.............................................      18,471        45,215
                                                              ----------    ----------
Net Income (Note 5).........................................  $  252,642    $  174,244
                                                              ==========    ==========
Net Income Allocated to General Partner (1%)................  $    2,526    $    1,742
Net Income Allocated to Limited Partners (99%)..............     250,116       172,502
                                                              ----------    ----------
          Total.............................................  $  252,642    $  174,244
                                                              ==========    ==========
Net Income Per Limited Partnership Unit -- Based on 75
  weighted average limited partnership units during the
  years ended December 31, 1996 and 1995....................  $    3,335    $    2,300
                                                              ==========    ==========

                       See notes to financial statements.

         1256

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                 LIMITED
                                               PARTNERSHIP    GENERAL     LIMITED
                                                  UNITS       PARTNER     PARTNERS       TOTAL
                                               -----------    -------    ----------    ----------
Partners' Capital (Deficit), December 31,
  1994.......................................       75        $(1,636)   $1,949,896    $1,948,260
  Partners' distributions....................       --         (4,000)     (396,000)     (400,000)
  Net income for the year ended December 31,
     1995....................................       --          1,742       172,502       174,244
                                                  ----        -------    ----------    ----------
Partners' Capital (Deficit), December 31,
  1995.......................................       75         (3,894)    1,726,398     1,722,504
  Partners' distributions....................       --         (4,010)     (398,000)     (402,010)
  Net income for the year ended December 31,
     1996....................................       --          2,526       250,116       252,642
                                                  ----        -------    ----------    ----------
Partners' Capital (Deficit), December 31,
  1996.......................................       75        $(5,378)   $1,578,514    $1,573,136
                                                  ====        =======    ==========    ==========

                       See notes to financial statements.

         1257

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                1996        1995
                                                              --------    --------
Cash Flows From Operating Activities:
  Net income................................................  $252,642    $174,244
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................   265,911     246,113
     Amortization of deferred charges.......................    15,351      15,350
     Change in operating assets and liabilities:
       Restricted cash......................................       731     (13,329)
       Accounts receivable..................................    (1,357)      1,712
       Prepaid expenses.....................................    (1,491)       (327)
       Escrow deposits for taxes and insurance..............    14,225      (2,134)
       Accounts payable.....................................   (50,798)     31,775
       Accrued property taxes...............................     4,706       4,717
       Tenant security deposits liability...................      (731)      8,724
       Accrued interest.....................................       318        (318)
       Unearned rental collections..........................   (39,989)     (9,967)
       Other liabilities....................................    (1,861)      6,311
                                                              --------    --------
          Net cash provided by operating activities.........   457,657     462,871
                                                              --------    --------
Cash Flows From Investing Activities:
  Property improvements and replacements....................   (69,543)   (203,533)
  Deposits to restricted escrows............................   (68,800)    (78,850)
  Receipts from restricted escrows..........................    33,146      48,174
                                                              --------    --------
          Net cash used in investing activities.............  (105,197)   (234,209)
                                                              --------    --------
Cash Flows From Financing Activities:
  Principal payments on mortgage note payable...............   (43,192)    (39,195)
  Partners' distributions...................................  (402,010)   (400,000)
                                                              --------    --------
          Net cash used in financing activities.............  (445,202)   (439,195)
                                                              --------    --------
Net Decrease in Cash and Cash Equivalents...................   (92,742)   (210,533)
Cash and Cash Equivalents, Beginning of Year................   558,661     769,194
                                                              --------    --------
Cash and Cash Equivalents, End of Year......................  $465,919    $558,661
                                                              ========    ========
Supplemental Disclosure of Cash Flow Information -- Cash
  paid during the year for interest.........................  $459,816    $464,132
                                                              ========    ========

                       See notes to financial statements.

         1258

                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Cedar Tree Investors Limited Partnership (A Kansas Limited Partnership) (the "Partnership") was formed to acquire, own and operate Cedar Tree Apartments, a 344-unit multifamily residential complex located in Shawnee, Kansas. The general partner of the Partnership is United Investors Real Estate, Inc., a Delaware corporation.

  Basis of Accounting

     The accompanying financial statements of the Partnership are prepared on the accrual basis and, therefore, revenue is recorded as earned and costs and expenses are recorded as incurred.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash

     Cash and cash equivalents includes cash on hand and in banks, money market funds and certificates of deposit with original maturities of less than three months.

  Restricted Cash -- Tenant Security Deposits

     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are considered restricted cash. Deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

  Income Taxes

     For income tax purposes, the Partnership reports revenue and costs and expenses on the accrual method. No income tax provisions have been shown in the accompanying statements of operations since the partners are taxed individually.

  Apartment Properties

     Apartment properties are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of 15 to 40 years for buildings and improvements and 5 to 12 years for furniture and fixtures.

     During 1995, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The adoption of SFAS No. 121 had no effect on the Partnership's financial statements.

         1259
                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Deferred Charges

     Deferred charges consist of loan costs which are amortized over the term of the related note.

  Advertising

     The Partnership expenses the cost of advertising as incurred. Advertising expense, included in operating expenses, was $25,589 and $18,647 for the years ended December 31, 1996 and 1995, respectively.

  Reclassifications

     Certain reclassifications of prior year balances have been made to conform to the current year's presentation.

2.  MORTGAGE NOTE PAYABLE

     The mortgage note payable consists of a 30-year nonrecourse note collateralized by Cedar Tree Apartments, payable in monthly installments of $41,944, including interest. The interest rate is fixed at 9.75% per year. Scheduled maturities of principal are as follows:

                       YEAR ENDING
                      DECEMBER 31,                           AMOUNT
                      ------------                         ----------
1997.....................................................  $   47,597
1998.....................................................      52,450
1999.....................................................      57,799
2000.....................................................      63,693
2001.....................................................      70,189
Thereafter...............................................   4,403,862
                                                           ----------
          Total..........................................  $4,695,590
                                                           ==========

3.  PARTNERS' EQUITY

  Allocations of Profits and Losses

     In accordance with the partnership agreement, all profits and losses are to be allocated 1% to the general partner and 99% to the limited partners.

  Distributions

     The Partnership allocates distributions 1% to the general partner and 99% to the limited partners. Subsequent to December 31, 1996, the Partnership paid a distribution to the partners of $101,000 on February 18, 1997.

4.  RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1996 and 1995, the Partnership paid the following amounts to affiliates of the general partner:

                                                            1996       1995
                                                           -------    -------
Property management fees.................................  $94,152    $91,253
Reimbursement of expenses................................   15,756     15,000

         1260
                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     In addition, affiliates of the general partner were paid $6,537 and $20,256 during 1996 and 1995, respectively, for construction oversight costs incurred in conjunction with the Partnership's capital improvement and major repair projects.

     The Partnership insures Cedar Tree Apartments under a master policy through an agency and insurer unaffiliated with the general partner. An affiliate of the general partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the general partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the general partner by virtue of the agent's obligations is not significant.

5.  PARTNER TAX INFORMATION

     The following is a reconciliation between net income as reported in the financial statements and Federal taxable income allocated to the partners in the Partnership's information returns for the years ended December 31, 1996 and 1995:

                                                         1996          1995
                                                      ----------    ----------
Net income as reported..............................  $  252,642    $  174,244
Add (deduct):
  Deferred revenue..................................     (39,988)       (9,968)
  Depreciation differences..........................       5,102        (4,330)
  Other.............................................         300            --
                                                      ----------    ----------
Federal taxable income..............................  $  218,056    $  159,946
                                                      ==========    ==========
Federal taxable income per limited partnership
  unit..............................................  $    2,878    $    2,111
                                                      ==========    ==========

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets at December 31, 1996 and 1995:

                                                         1996          1995
                                                      ----------    ----------
Net assets as reported..............................  $1,573,136    $1,722,504
Differences in basis of assets and liabilities:
  Deferred revenue..................................       3,006        42,994
  Accumulated depreciation..........................     (20,454)      (25,556)
  Syndication costs.................................     213,094       213,094
  Other.............................................         300            --
                                                      ----------    ----------
Net assets -- tax basis.............................  $1,769,082    $1,953,036
                                                      ==========    ==========

4.  RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1995 and 1994, the Partnership paid the following amounts to affiliates of the general partner:

                                                            1995       1994
                                                           -------    -------
Property management fees.................................  $91,253    $87,451
Reimbursement of expenses................................   15,000     10,000

         1261
                    CEDAR TREE INVESTORS LIMITED PARTNERSHIP
                         (A KANSAS LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Partnership insures Cedar Tree Apartments under a master policy through an agency and insurer unaffiliated with the general partner. An affiliate of the general partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the general partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the general partner by virtue of the agent's obligations is not significant.

5.  PARTNER TAX INFORMATION

     The following is a reconciliation between net income as reported in the financial statements and Federal taxable income allocated to the partners in the Partnership's information returns for the years ended December 31, 1995 and 1994:

                                                           1995        1994
                                                         --------    --------
Net income as reported.................................  $174,244    $300,722
Add (deduct):
  Deferred revenue.....................................    (9,968)     34,081
  Depreciation differences.............................    (4,330)     (9,118)
                                                         --------    --------
Federal taxable income.................................  $159,946    $325,685
                                                         ========    ========
Federal taxable income per limited partnership unit....  $  2,111    $  4,299
                                                         ========    ========

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets at December 31, 1995 and 1994:

                                                         1995          1994
                                                      ----------    ----------
Net assets as reported..............................  $1,722,504    $1,948,260
Differences in basis of assets and liabilities:
  Deferred revenue..................................      42,994        52,962
  Accumulated depreciation..........................     (25,556)      (21,226)
  Syndication costs.................................     213,094       213,094
                                                      ----------    ----------
Net assets -- tax basis.............................  $1,953,036    $2,193,090
                                                      ==========    ==========

         1262


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         1263

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         1264

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         1265

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         1266

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(a)   PURCHASES(b)   HISTORICAL(c)   ADJUSTMENTS(d)   REORGANIZATION(e)   ADJUSTMENTS(f)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         1267

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         1268

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         1269

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         1270

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         1271

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(a)   PURCHASES(b)   TRANSACTIONS(c)   HISTORICAL(d)   ADJUSTMENTS(e)   ADJUSTED(f)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(g)   ADJUSTMENTS(h)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         1272

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         1273

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         1274

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         1275

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         1276

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         1277

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1278

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1279

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         1280

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1281

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(a)   PURCHASES(b)    HISTORICAL(c)   ADJUSTMENTS(d)    ADJUSTED(e)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(f)    ADJUSTMENTS(g)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         1282

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         1283

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         1284

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1285

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1286

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1287


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(a)   PURCHASES(b)   TRANSACTIONS(c)   HISTORICAL(d)   ADJUSTMENTS(e)   ADJUSTED(f)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(g)   ADJUSTMENTS(h)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         1288

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         1289


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         1290


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         1291


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         1292

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.


(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1293


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(a)   PURCHASE(b)    HISTORICAL(c)   ADJUSTMENTS(d)   ADJUSTED(e)   ADJUSTMENTS(f)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(g)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         1294

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         1295


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         1296


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1297


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         1298


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         1299


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         1300


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(a)     ADJUSTMENTS(b)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         1301


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         1302


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(a)     ADJUSTMENTS(b)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         1303


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         1304


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1305


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(a)     ADJUSTMENTS(b)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         1306


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         1307


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1308


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(a)     ADJUSTMENTS(b)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         1309

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1310


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(a)     ADJUSTMENTS(b)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         1311

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1312

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  CEDAR TREE INVESTORS LIMITED PARTNERSHIP


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of CEDAR TREE INVESTORS LIMITED PARTNERSHIP (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $55,289 in cash, or 1,429.25 Common OP Units of the Purchaser, or 2,211.75 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996, and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         1313

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         1314

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         1315

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         1316


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         1317


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         1318

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         1319

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         1320

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         1321


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                              Chapel Hill, Limited

                        in exchange for your choice of:

          1,654.50 of our 8.0% Class Two Partnership Preferred Units;


                  1,069.25 of our Partnership Common Units; or


                                $41,361 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 21% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $41,361 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns two properties. We cannot predict when the properties may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in two properties to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         1322

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-15
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-16
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-17
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-19
  Summary Financial Information of Chapel Hill,
    Limited....................................    S-21
  Comparative Per Unit Data....................    S-21
THE AIMCO OPERATING PARTNERSHIP................    S-22
RISK FACTORS...................................    S-23
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-23
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-23
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-23
    Conflicts of Interest with Respect to the
      Offer....................................    S-23
    Possible Subsequent Offer at a Higher
      Price....................................    S-23
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-23
    Holding Units May Result in Greater Future
      Value....................................    S-24
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-24
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-24
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-24
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-24
    Loss of Future Distributions from Your
      Partnership..............................    S-25
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-25
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-25
    Fundamental Change in Nature of
      Investment...............................    S-25
    Fundamental Change in Number of Properties
      Owned....................................    S-25
    Lack of Trading Market for OP Units........    S-25
    Uncertain Future Distributions.............    S-26
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-26
    Possible Redemption of Preferred Stock.....    S-26
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-26
    Limitations on Effecting a Change of
      Control..................................    S-26
    Limitation on Transfer of OP Units.........    S-26
    Limited Voting Rights of Holders of OP
      Units....................................    S-26
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-26
    Litigation Associated with Partnership
      Acquisitions.............................    S-26
    Dilution of Interests of Holders of OP
      Units....................................    S-27



                                                  PAGE
                                                  -----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-27
    Possible Increase in Control of Your
      Partnership by Us........................    S-27
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-27
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-27
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-27
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-27
    Balloon Payments...........................    S-27
SPECIAL FACTORS TO CONSIDER....................    S-28
BACKGROUND AND REASONS FOR THE OFFER...........    S-28
  Background of the Offer......................    S-28
  Alternatives Considered......................    S-30
  Expected Benefits of the Offer...............    S-31
  Disadvantages of the Offer...................    S-32
VALUATION OF UNITS.............................    S-33
FAIRNESS OF THE OFFER..........................    S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-35
  Fairness to Unitholders who Tender their
    Units......................................    S-36
  Fairness to Unitholders who do not Tender
    their Units................................    S-37
  Comparison of Consideration to Alternative
    Consideration..............................    S-37
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-41
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-46
  General......................................    S-46
  Property Management..........................    S-46
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-47
  Capital Replacement..........................    S-47
  Borrowing Policies...........................    S-47
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-49
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-50
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-52
THE OFFER......................................    S-55
  Terms of the Offer; Expiration Date..........    S-55
  Acceptance for Payment and Payment for
    Units......................................    S-55
  Procedure for Tendering Units................    S-56
  Withdrawal Rights............................    S-59
  Extension of Tender Period; Termination;
    Amendment..................................    S-59
  Prorations...................................    S-60
  Fractional OP Units..........................    S-60

         1323


                                                  PAGE
                                                  -----
  Future Plans of the AIMCO Operating
    Partnership................................    S-60
  Voting by the AIMCO Operating Partnership....    S-61
  Dissenters' Rights...........................    S-61
  Conditions of the Offer......................    S-61
  Effects of the Offer.........................    S-64
  Certain Legal Matters........................    S-64
  Fees and Expenses............................    S-66
  Accounting Treatment.........................    S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-68
  Disguised Sale Treatment.....................
  Adjusted Tax Basis...........................    S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-69
  Passive Activity Losses......................    S-69
  Tax Reporting................................    S-70
  Foreign Offerees.............................    S-70
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-70
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-79
DESCRIPTION OF PREFERRED OP UNITS..............    S-85
  General......................................    S-85
  Ranking......................................    S-85



                                                  PAGE
                                                  -----
  Distributions................................    S-85
  Allocation...................................    S-86
  Liquidation Preference.......................    S-86
  Redemption...................................    S-87
  Voting Rights................................    S-87
  Restrictions on Transfer.....................    S-88
  Description of Class I Preferred Stock.......    S-88
  Comparison of Preferred OP Units and Class I
    Preferred Stock............................    S-90
CONFLICTS OF INTEREST..........................    S-94
  Conflicts of Interest with Respect to the
    Offer......................................    S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-94
  Competition Among Properties.................    S-94
  Features Discouraging Potential Takeovers....    S-94
  Future Exchange Offers.......................    S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-95
LEGAL MATTERS..................................    S-96
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         1324

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Davidson Properties, Inc. and Residual Equities, and the company that manages each property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate Chapel Hill Apartments to be worth $4,840,000, less approximately $148,905 of deferred maintenance and investment. We estimate Chapelwood Apartments to be worth $5,174,000, less approximately $19,080 of deferred maintenance and

         1325


investment. It is possible that the sale of the properties could result in your receiving more per unit than in our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's properties. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

         1326


     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000 based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2015 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages two properties to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         1327


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         1328


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTIES. It is not known when the properties owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the properties are sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns two properties. The general partner of your partnership continually considers whether the properties should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the properties will be sold or otherwise disposed of. However, there is no current plan or intention to sell the properties in the near future.



     BALLOON PAYMENTS. Your partnership has two balloon payments. Chapel Hill Apartments has approximately $2,909,188 of balloon payments due on its mortgage debt in November 2002. Chapelwood Apartments has approximately $3,014,426 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its properties prior to the balloon payment dates, or it will be in default and could lose the properties to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of

         1329


the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):


        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's properties would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.



        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's properties in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Chapel Hill Apartments' mortgages are due in November 2002 and require balloon payments of $2,909,188. Chapelwood Apartments' mortgages are due in November 2002 and require balloon payments of $3,014,426. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its properties or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's properties. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.


     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem

         1330


       your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership did not pay any distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,309 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership did not pay any distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,673.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a

         1331

       fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Properties. We are not proposing to try to liquidate the partnership and sell the partnership's properties and distribute the net proceeds. An arms-length sale of such properties after offering each for sale through licensed real estate brokers might be a better way to determine the true value of the properties rather than the method we chose. The sale of the properties and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the properties at the present time. At the current time we do not believe that a sale of the properties would be advantageous given market conditions, the condition of the properties and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the properties and the tax consequences to you and your partners upon a sale of the properties.


     For a description of certain risks of our offer, see "Risk Factors."

         1332

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income since December 31, 1997. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated each of your property's location C (fair) and its condition C (fair). Generally, we assign an initial capitalization rate of 11.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



CHAPEL HILL
Net operating income........................................  $   544,460
Capitalization rate.........................................        11.25%
CHAPELWOOD
Net operating income........................................  $   582,087
Capitalization rate.........................................        11.25%
                                                              -----------
Gross valuation of your partnership properties..............  $10,014,000
Plus: Cash and cash equivalents.............................      292,551
Plus: Other partnership assets, net of security deposits....      434,338
Less: Mortgage debt, including accrued interest.............   (7,519,364)
Less: Accounts payable and accrued expenses.................      (22,897)
Less: Other liabilities.....................................      (91,860)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,106,768
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (167,985)
Less: Closing costs.........................................     (250,350)
                                                              -----------
Estimated net valuation of your partnership.................    2,688,433
Percentage of estimated net valuation allocated to units....          100%
                                                              -----------
Estimated net valuation of units............................    2,688,433
          Total number of units.............................         65.0
                                                              -----------
Estimated valuation per unit................................       41,361
                                                              ===========
Cash consideration per unit.................................  $    41,361
                                                              ===========

         1333


     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $41,361 by the $25 liquidation preference of each Preferred OP Unit to get 1,654.50 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $41,361 by a price of $38.69 to get 1,069.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's properties within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 41,361
Partnership Preferred Units.................................  $ 41,361
Partnership Common Units....................................  $ 41,361
Alternatives:
  Prices on secondary market................................
                                                                   Not
                                                              available
  Estimated liquidation proceeds............................  $ 41,361
  Estimated going concern value.............................  $ 34,400
  Alternative going concern value(1)........................  $ 38,836
  Net book value (deficit)..................................  $(64,677)


---------------


(1) Assumes sale of properties when balloon payments are due instead of refinancing the mortgages.

         1334


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Chapel Hill, Limited is a Tennessee limited partnership which was formed on April 20, 1984 for the purpose of owning and operating two properties located in Indianapolis, Indiana, known as "Chapel Hill Apartments," and "Chapelwood Apartments." Chapel Hill Apartments consists of 148 apartments units. Chapelwood Apartments consists of 140 apartment units. Your partnership has no employees. As of September 30, 1998, there were 65 units of limited partnership interest issued and outstanding, which were held of record by 74 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 65 limited partnership units in 1984. Between January 1, 1993 and December 31, 1998 your partnership did not pay any cash distributions. Your partnership currently owns two properties.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate in July 2015, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership's properties within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, Chapel Hill Apartments had a mortgage note outstanding of $3,453,201, payable to Marine Midland Bank, Bank of America, and FNMA, which bears interest at the rate of 7.60%. The mortgage debt is due in November 2002. Your partnership also has a second mortgage note outstanding on the property of $124,780, on the same terms as the current mortgage note. As of December 31, 1998, Chapelwood Apartments had a mortgage note outstanding of $3,578,121 payable to Marine Midland Bank, Bank of America, and FNMA which bears interest at the rate of 7.60%. The mortgage debt is due on November 2002. Chapelwood also has a second mortgage note outstanding of $128,300, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.

         1335


     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,654.50 of our Class Two Partnership Preferred Units;



     - 1,069.25 of our Partnership Common Units; or



     - $41,361 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 21% of the outstanding 65 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,654.50 Preferred OP Units, 1,069.25 Common OP Units, or $41,361 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 21% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that

         1336


proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.

         1337


     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP

     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general

         1338


partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $41,361 in cash, 1,654.50 Preferred OP Units or 1,069.25 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $41,361.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's properties and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's properties. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $39,809 for the fiscal year ended December 31, 1998. The property manager of Chapel Hill Apartments received management fees of $58,484 for the fiscal year ended December 31, 1998. The property manager of Chapelwood Apartments received management fees of $64,707 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's properties and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's properties is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.

         1339


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $568,714 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         1340

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         1341

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         1342

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         1343


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         1344


             SUMMARY FINANCIAL INFORMATION OF CHAPEL HILL, LIMITED



     The summary financial information of Chapel Hill, Limited for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Chapel Hill, Limited for the years ended December 31, 1997 and 1996 is based on unaudited financial statements. The December 31, 1995, 1994, and 1993 information is based on unaudited financial information. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                              CHAPEL HILL, LIMITED



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Data:
  Total Revenues...............  $ 1,842,971   $ 1,778,622   $ 2,415,688   $ 2,295,793   $ 2,326,215   $ 2,237,699   $ 2,139,393
  Net Income/(Loss)............     (278,502)      (15,590)      (26,750)      (99,791)     (243,111)     (130,730)      (99,677)
  Net Income per limited
    partnership unit...........       (4,242)         (237)         (407)       (1,520)       (3,703)       (1,991)       (1,518)
  Distributions per limited
    partnership unit...........           --            --            48            38            31            --            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)...................



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance Sheet Data:
  Cash and Cash Equivalents....  $   251,165   $   291,041   $   292,551   $   224,194   $   209,734   $   348,683   $   239,621
  Real Estate, Net of
    Accumulated Depreciation...    4,277,854     4,524,743     4,468,855     4,747,535     5,038,849     5,200,203     5,548,474
  Total Assets.................    5,124,099     5,429,576     5,319,976     5,511,627     5,783,248     6,141,827     6,431,163
  Notes Payable................    7,085,956     7,246,151     7,208,979     7,356,494     7,502,438     7,636,184     7,758,752
General Partners' Capital/
  (Deficit)....................      (22,857)      (19,929)      (20,072)      (19,773)      (18,750)      (16,299)      (14,991)
Limited Partners' Capital/
  (Deficit)....................   (2,262,832)   (1,972,927)   (1,987,115)   (1,957,493)   (1,856,257)   (1,613,552)   (1,484,129)
Partners' Capital/(Deficit)....   (2,285,689)   (1,992,856)   (2,007,187)   (1,977,266)   (1,875,007)   (1,629,850)   (1,499,120)
Total Distributions............           --            --         3,171         2,468         2,046            --            --
Book value per limited
  partnership unit.............      (35,164)      (30,659)      (30,880)      (30,419)      (28,846)      (25,075)      (23,063)
Net increase (decrease) in cash
  and cash equivalents.........      (41,386)       66,847        68,357        58,954      (138,949)      109,062       239,621
Net cash provided by operating
  activities...................      241,944       306,986       492,888       404,604       252,939       274,925      (209,978)
Ratio of earnings to fixed
  charges......................       0.44/1        0.97/1        0.96/1        0.85/1        0.65/1        0.81/1        0.85/1
                                        0.44          0.97          0.96          0.85          0.65          0.81          0.85
LP Units Outstanding...........           65
LP%............................           99%
GP%............................            1%


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING     CHAPEL HILL,
                                                              PARTNERSHIP      LIMITED
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,673.13          $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $3,309.00          $0

         1345

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         1346

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's properties. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate Chapel Hill Apartments to be worth $4,840,000 although we believe the property needs approximately $148,905 of deferred maintenance and investment. It is possible, that the sale of the properties could result in you receiving more pretax cash per unit than our offers. We estimate Chapelwood Apartments to be worth $5,174,000 although we believe the property needs approximately $19,080 of deferred maintenance and investment. It is possible that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's properties from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your

         1347


units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's properties. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the

         1348

fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,100 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



     LACK OF AVAILABILITY OF AUDITED FINANCIAL STATEMENTS. The unaudited financial statements of Chapel Hill, Limited have been prepared from the books and records of the Partnership in accordance with generally accepted accounting principles. An audit of the Partnership's financial statements could not be completed because the General Partner does not have sufficient audit evidence to support the historical capitalized costs of the Partnership's properties, including the initial construction, which occurred in 1984. Nevertheless, the General Partner believes that such financial statements appropriately reflect the financial condition and results of operations of the Partnership for the periods presented in accordance with generally accepted accounting principles.


RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2015 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a two properties to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units.

         1349


We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

         1350

     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTIES. It is not known when the properties owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the properties are sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns two properties. The general partner of your partnership continually considers whether the properties should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the properties will be sold or otherwise disposed of. However, there is no current plan or intention to sell the properties in the near future.



     BALLOON PAYMENTS. Your partnership has two balloon payments. Chapel Hill Apartments has approximately $2,909,188 of balloon payments due on its mortgage debt in November 2002. Chapelwood has approximately $3,014,426 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its properties prior to the balloon payment dates, or it will be in default and could lose the properties to foreclosure.

         1351


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 5.269% interest, consisting of a 3.769% limited partnership interest and a 1.5% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         1352


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         1353

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's properties would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's properties in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Chapel Hill Apartments' mortgage notes are due on November 2002 and require balloon payments totaling $2,909,188. Chapelwood Apartments mortgage notes are due on November 2002 and require balloon payments totaling $3,014,426. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units.

         1354


A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the properties it owns. The general partner of your partnership considers sale of your partnership's properties from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the properties owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         1355


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership did not pay any distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,309 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership did not pay any distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,673.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         1356


     - No Proposal to Sell the Properties. We are not proposing to try to liquidate the partnership and sell the partnership's properties and distribute the net proceeds. An arms-length sale of the properties after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the properties rather than the method we chose. The sale of the properties and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the properties would be advantageous given market conditions, the condition of the properties and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of [the/each] property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated each of your property's location C (fair) and its condition C (fair). Generally, we assign an initial capitalization rate of 11.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall

         1357

       property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Chapel Hill Apartments                          $544,460             11.25%        $ 4,839,644
Chapelwood Apartments                            582,087             11.25%          5,174,107
                                                                                   -----------
Estimated Total Gross Property Value                                               $10,013,751


---------------


     (1) The total net operating income is equal to total revenues of $2,409,237, less total expenses of $1,196,290 and recurring replacement costs of $86,400.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $2,688,433. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


CHAPEL HILL
Net operating income........................................  $   544,460
Capitalization rate.........................................        11.25%
CHAPELWOOD
Net operating income........................................      582,087
Capitalization rate.........................................        11.25%
                                                              -----------
Gross valuation of partnership properties...................   10,014,000
Plus: Cash and cash equivalents.............................      292,551
Plus: Other partnership assets, net of security deposits....      434,338
Less: Mortgage debt, including accrued interest.............   (7,519,364)
Less: Accounts payable and accrued expenses.................      (22,897)
Less: Other liabilities.....................................      (91,860)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,106,768
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (167,985)
Less: Closing costs.........................................     (250,350)
                                                              -----------
Estimated net valuation of your partnership.................    2,688,433
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................    2,688,433
          Total number of units.............................         65.0
                                                              -----------
Estimated valuation per unit................................       41,361
                                                              ===========
Cash consideration per unit.................................  $    41,361
                                                              ===========

         1358


     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $41,361 by the $25 liquidation preference of each Preferred OP Unit to get 1,654.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $41,361 by a price of $38.69 to get 1,069.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,761,183, of which, $2,688,433 or .47% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's properties has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from a loss of $15,590 for the nine months ended September 30, 1997 to a loss of $278,502 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."

         1359

        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $41,361, based on a total estimated value of your partnership's properties of $10,013,751. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's properties. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $3,309 per year on the number of Preferred OP Units, or distributions of $2,673.13 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. There were no distributions with respect to your units for the fiscal year ended December 31, 1998. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO

         1360

Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the

         1361

manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until July 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                --------
Cash offer price............................................    $ 41,361
Partnership preferred units.................................    $ 41,361(1)
Partnership common units....................................    $ 41,361(1)
Alternatives:
                                                                     Not
  Prices on secondary market................................    available
  Estimated liquidation proceeds............................    $ 41,361
  Estimated going concern value.............................    $ 34,400
  Net book value (deficit)..................................    $(64,677)
  Alternative going concern value...........................    $ 38,836(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of properties when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs,

         1362

such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30% reflecting real estate risk and the relatively high leverage of approximately 75% of real estate value.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $34,400 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $64,677.09 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.

         1363


  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $36,463 per unit, going concern value of $28,558 per unit and liquidation value of $32,609 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $4,898, $12,803 and $8,752. In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations

         1364

and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              CHAPEL HILL   CHAPELWOOD
                                                              MANAGEMENTS   TOWNHOMES
                                                              -----------   ----------
Total Revenues..............................................  $1,172,941    $1,316,592
Operating Expenses..........................................    (549,447)     (605,898)
Replacement Reserves -- Net.................................     (92,762)      (88,915)
Debt Service................................................    (391,612)     (405,779)
Capital Expenditures........................................    (133,200)      (13,360)
                                                              ----------    ----------
          Net Cash Flow.....................................  $    5,920    $  202,640
                                                              ==========    ==========

         1365


     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

         1366

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 11.25%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $167,985. Stanger observed that your partnership liquidation value of $2,688,433 was divided by the total units outstanding of 65 to provide the liquidation value per unit of $41,361.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $1,125,547 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by: (i) partnership administrative expenses of $90,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.75%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.8%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 65 to achieve management's estimate of going concern value of $34,400 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $41,361 per unit is equal to management's estimate of liquidation value, and reflects a 20% premium to management's estimate of going concern value. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals the recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year preferred stock of AIMCO with a dividend equal to the dividend on the Preferred OP Units. Stanger observed that the ten day price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497% shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999.

         1367


     Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, direct capitalization rates of 10.5% to 10.75%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate ranging from 11.0% to 11.25%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted the estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (13.1% as described above), plus adjustments reflecting the additional risk associated with mortgage debt equal to approximately 75% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $36,362, $28,558 and $32,609 representing discounts to the offer price of 12%, 31% and 21%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also

         1368

relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $12,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         1369

                                YOUR PARTNERSHIP


GENERAL



     Chapel Hill, Limited, is a Tennessee limited partnership which completed a private offering in 1984. Insignia acquired the general partner of your partnership in December 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 74 limited partners of your partnership and a total of 65 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the properties described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on April 20, 1984 for the purpose of owning an apartment properties located in Indianapolis, Indiana, known as "Chapel Hill Apartments," and "Chapelwood Apartments." Chapel Hill Apartments is owned by the partnership but is subject to a mortgage. Chapel Hill Apartments consists of 148 apartment units. There are 28 one-bedroom apartments, 80 two-bedroom apartments and 40 three-bedroom apartments. Chapel Hill Apartments property had an average occupancy rate of approximately 93.03% in 1998, 95.27% in 1997 and 95.27% in 1996. Chapelwood Apartments is owned by the partnership but is subject to a mortgage. Chapelwood Apartments consists of 140 apartment units. There are 24 one-bedroom apartments, 32 two-bedroom apartments and 68 three-bedroom apartments. Chapelwood Apartments had an average occupancy rate of approximately 91.36% in 1998, 90.71% in 1997 and 90.71% in 1996.



     Your partnership's properties provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations or improvements for 1999 total $167,985 and are intended to be paid for out of cash flow or borrowings. Renovation items include drives and parking lot, exterior lighting, and landscaping and irrigation.



     Set forth below are the average rents for the apartments for the last five years:



                       1997    1996    1995    1994    1993
                       ----    ----    ----    ----    ----
                       $654    $621    $628    $604    $600



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are as follows:



                                                                                 1998
                                                1998 TOTAL                       TAX
                                                REAL ESTATE   1998 ASSESSED    AVERAGE    1999 PROJECTED
                                                   TAXES      PROPERTY VALUE   TAX RATE      TAX RATE
                                                -----------   --------------   --------   --------------
Chapel Hill...................................    112,793       1,270,200        8.88%         9.32%
Chapelwood....................................    133,948       1,508,440        8.88%         9.32%



PROPERTY MANAGEMENT



     Your partnership's properties are managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's properties, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

         1370


INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on July 1, 2015 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's properties by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the properties specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's properties primarily because it expects the propertys' operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy at Chapel Hill was 93% and Chapelwood was 91% and the weighted average rental rate was $660 at December 31, 1998, compared to 91% and $654, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy to remain strong in the near future. In addition, the general partner noted that it expects to spend approximately $167,985 for capital expenditures and improvements at the property in 1999 to enhance the properties through renovations at the pool area, improvements at the entrances, and upgrades in landscaping. These expenditures are expected to improve the desirability of the properties to tenants. The general partner does not believe that a sale either of the properties at the present time would adequately reflect either of the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the properties for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase either of the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, Chapel Hill Apartments had a current mortgage note outstanding of $3,453,201, payable

         1371


to Marine Midland Bank, Bank of America and FMHA, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Chapel Hill Apartments also has a second mortgage note outstanding of $124,785, on the same terms as the current mortgage note. As of December 31, 1998, Chapelwood Apartments had a current mortgage note outstanding of $3,578,121, payable to Marine Midland Bank, Bank of America and FMHA, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Chapelwood Apartments also has a second mortgage note outstanding of $129,300, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $4,888,000 of limited partnership units in 1984 for $75,200 per unit. Your partnership currently owns two apartment properties.



     Your partnership used the funds raised to purchase its properties and it has expended the funds so raised many years ago. Your partnership currently owns the properties described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2019, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, the general partner of your partnership is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership and its affiliates are not liable, responsible or accountable, in damages or otherwise to your partnership or any limited partner for any acts performed by any of them which are reasonably believed by them to be within the scope of the authority conferred on them by your partnership's agreement of limited partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is owned by AIMCO. See "Conflicts of Interest."



     The general partner and its affiliates are entitled to indemnification by your partnership for any and all acts performed by them in the good faith belief that the act or omission was in the best interests of your partnership and which are reasonably within the scope of the authority conferred upon them by your partnership's agreement of limited partnership or by your partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation; provided, however, that such indemnity will be paid out of and

         1372


only to the extent of partnership assets. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $75,200.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1993..................................  $     0             0                     0                  0
1994..................................        0             0                     0                  0
1995..................................    31.48            41                 77.12             501.25
1996..................................    37.96            49                 93.03             604.75
1997..................................    48.78            63                119.54             777.00
1998..................................        0             0                     0                  0
                                        -------          ----                ------          ---------
          Total.......................   118.22           153                289.69           1,883.00


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                               NUMBER OF UNITS   PERCENTAGE OF TOTAL UNITS    NUMBER OF
YEAR                             TRANSFERRED            OUTSTANDING          TRANSACTIONS
----                           ---------------   -------------------------   ------------
1994.........................         0                        0                  0
1995.........................         0                        0                  0
1996.........................         0                        0                  0
1997.........................         1                    1.86%                  1
1998.........................         1                    1.86%                  1



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 6.81% interest in your partnership, including 5.0 units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any

         1373


of its affiliates, (i) beneficially own or have a right to acquire any units,
(ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $ 78,527
1995........................................................     107,445
1996........................................................      81,048
1997........................................................      84,896
1998........................................................      39,808



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                   FEES
                            ----                              ---------------
1994........................................................    Not available
1995........................................................    Not available
1996........................................................  $  116,896
1997........................................................     119,469
1998........................................................     123,191



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         1374


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                                  CHAPEL HILL, LIMITED
                          -----------------------------------------------------------------------------------------------------
                                 SEPTEMBER 30,                                       DECEMBER 31,
                          ---------------------------   -----------------------------------------------------------------------
                              1998           1997           1997           1996           1995           1994          1993
                          ------------   ------------   ------------   ------------   ------------   ------------   -----------
Cash and Cash
  Equivalents...........  $    251,165   $    291,041   $    292,551   $    224,194   $    209,734   $    348,683   $   239,621
Land & Building.........    10,048,755      9,826,375      9,888,448      9,696,579      9,533,433      9,277,337     9,292,270
Accumulated
  Depreciation..........    (5,770,901)    (5,301,632)    (5,419,593)    (4,949,044)    (4,494,584)    (4,077,134)   (3,743,796)
Other Assets............       795,000        613,792        558,370        539,898        534,665        592,941       643,068
                          ------------   ------------   ------------   ------------   ------------   ------------   -----------
        Total Assets....     5,174,099      5,429,576      5,319,976      5,511,627      5,783,248      6,141,827     6,431,163
                          ============   ============   ============   ============   ============   ============   ===========
Notes Payable...........     7,085,956      7,246,151      7,208,979      7,356,494      7,502,438      7,636,184     7,758,752
Other Liabilities.......       323,832        176,281        118,184        132,399        155,817        135,493       171,531
                          ------------   ------------   ------------   ------------   ------------   ------------   -----------
        Total
          Liabilities...     7,409,788      7,422,432      7,327,163      7,488,893      7,658,255      7,771,677     7,930,283
                          ------------   ------------   ------------   ------------   ------------   ------------   -----------
Partners Deficit........    (2,285,689)    (1,992,856)    (2,007,187)    (1,977,266)    (1,875,007)    (1,629,850)   (1,499,120)
                          ============   ============   ============   ============   ============   ============   ===========



                                                                   CHAPEL HILL, LIMITED
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED                                  FOR THE YEAR ENDED
                                      SEPTEMBER 30,                                 DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $1,731,680   $1,663,682   $2,261,007   $2,147,082   $2,170,553   $2,086,094   $2,074,155
Other Income...................     111,291      114,940      154,681      148,711      155,662      151,605       65,238
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenue..........   1,842,971    1,778,622    2,415,688    2,295,793    2,326,215    2,237,699    2,139,393
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............   1,031,659      736,166    1,052,313      960,268    1,139,355      942,290      893,395
General & Administrative.......      75,227       62,583       86,403       91,477       89,073      116,713       71,129
Depreciation...................     351,308      352,588      470,549      454,430      417,450      391,566      361,236
Interest Expense...............     494,764      507,445      674,526      675,042      688,361      674,266      685,064
Property Taxes.................     168,515      135,430      158,647      214,367      235,067      243,594      228,042
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........   2,121,473    1,794,212    2,442,438    2,395,384    2,569,326    2,368,429    2,239,070
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income (loss) before
  extraordinary items..........    (278,502)     (15,590)     (26,750)     (99,791)    (243,111)    (130,730)     (99,677)
Extraordinary Items............          --           --           --           --           --           --           --
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income (loss)..............    (278,502)     (15,590)     (26,750)     (99,791)    (243,111)    (130,730)     (99,677)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income per limited
  partnership unit.............      (4,242)        (237)        (407)      (1,520)      (3,703)      (1,991)      (1,518)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............          --           --           48           38           31           --           --
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

         1375


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



  NET INCOME



     Your partnership recognized a net loss of $278,502 for the nine months ended September 30, 1998, compared to a net loss of $15,590 for the nine months ended September 30, 1997. The decrease in net income of $262,912 was primarily the result of an increase in operating expenses during 1998. These factors are discussed in more detail in the following paragraphs.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $1,842,971 for the nine months ended September 30, 1998, compared to $1,778,622 for the nine months ended September 30, 1997, an increase of $64,349 or 3.62%. The partnership increased rental rates by an average of 3.9% during the period. This increase is offset by a decrease in other income of $3,649 due to fewer lease cancellation and pet fees.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $1,200,174 for the nine months ended September 30, 1998, compared to $871,596 for the nine months ended September 30, 1997, an increase of $328,578 or 37.70%. The increase is primarily due to an increase in accrued expenses for the interim period and an increase in repairs and maintenance at both properties. Management expenses totaled $38,640 for the nine months ended September 30, 1998, compared to $41,012 for the nine months ended September 30, 1997, a decrease of $2,372 or 6.14% as management fees are calculated as a percentage of revenue.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $62,583 for the nine months ended September 30, 1998 compared to $75,227 for the nine months ended September 30, 1997, a decrease of $12,644 or 16.81%.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $494,764 for the nine months ended September 30, 1998, compared to $507,445 for the nine months ended September 30, 1997, for a decrease of $12,681, or 2.50%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



  NET INCOME



     Your partnership recognized a net loss of $26,750 for the year ended December 31, 1997, compared to a net loss of $99,791 for the year ended December 31, 1996. The increase in net income of $73,041, or 73.20% was primarily the result of an increase in rental revenues and a decrease in property taxes offset by an increase in other operating expenses. These factors are discussed in more detail in the following paragraphs.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $2,415,688 for the year ended December 31, 1997, compared to $2,295,793 for the year December 31, 1996, an increase of $119,895, or 5.22%. The increase is primarily due to increases in the average occupancy levels and the rental rates at both

         1376


properties. The partnership increased rental rates by 1.7% and occupancy increased by .5% to 91.8%. Other income also increased 4% due to increased income from legal suits to collect outstanding rent.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $1,210,960 for the year ended December 31, 1997, compared to $1,174,635 for the year ended December 31, 1996, an increase of $36,325 or 3.09%. The increase is due to increases in periodical and newspaper advertising to help increase occupancy rates and personnel expenses. Management expenses totaled $119,469 for the year ended December 31, 1997, compared to $116,896 for the year ended December 31, 1996, an increase of $2,573, or 2.20%, as management fees are calculated as a percentage of revenue.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $86,403 for the year ended December 31, 1997 compared to $91,477 for the year ended December 31, 1996, a decrease of $5,074 or 5.55%.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $674,526 for the year ended December 31, 1997, compared to $675,042 for the year ended December 31, 1996, a decrease of $516 or 0.08%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments during the period.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



  NET INCOME



     Your partnership recognized net loss of $99,791 for the year ended December 31, 1996, compared to net loss of $243,111 for the year ended December 31, 1995. The increase in net income of $143,320 or 58.95% was primarily the result of a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $2,295,793 for the year ended December 31, 1996, compared to $2,326,215 for the year ended December 31, 1995, a decrease of $30,422, or 1.31%.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $1,174,635 for the year ended December 31, 1996, compared to $1,374,422 for the year ended December 31, 1995, a decrease of $199,787 or 15.72%. The decrease is primarily due to a decrease in maintenance expense as an exterior painting project was completed at one of the properties in 1995.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $91,477 for the year ended December 31, 1996 compared to $89,073 for the year ended December 31, 1995, an increase of $2,404 or 2.70%.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $675,042 for the year ended December 31, 1996, compared to $688,381 for the year ended December 31, 1995, a decrease of

         1377


$13,339, or 1.94%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



  LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $251,165 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $310,384 was $7,085,956. The mortgages require monthly payments of approximately $66,449 until November 2002. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.60%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         1378

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 21% of the outstanding 65 units of your partnership (up to 13.65 units) for consideration per unit of (i) 1,654.50 Preferred OP Units, (ii) 1,069.25 Common OP Units, or (iii) $41,361 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below),although you will be entitled to retain any distribution you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         1379

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         1380

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         1381

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         1382

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

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pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 21% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 21% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 21% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 21%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         1384


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         1385


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         1386

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         1387


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         1388


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         1389


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         1390

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         1391

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         1392


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         1393

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         1394


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         1395

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Tennessee law for the             as a Delaware limited partnership. The AIMCO
purpose of owning and managing Chapel Hill        Operating Partnership owns interests (either
Apartments and Chapelwood Apartments.             directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is July      Partnership Agreement") or as provided by
1, 2015.                                          law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
and operate your partnership's properties.        Partnership is to conduct any business that
Subject to restrictions contained in your         may be lawfully conducted by a limited
partnership's agreement of limited                partnership organized pursuant to the
partnership, your partnership may perform         Delaware Revised Uniform Limited Part-
all act necessary or appropriate in               nership Act (as amended from time to time,
connection therewith and reasonably related       or any successor to such statute) (the
thereto, including acquiring additional real      "Delaware Limited Partnership Act"),
or personal property, borrowing money and         provided that such business is to be
creating liens.                                   conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         1396
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 65 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, your partnership may         contribute funds or other assets to its
acquire property or services from, and have       subsidiaries or other persons in which it
other transactions with per-                      has an equity investment,

         1397
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

sons who are partners or who are affiliates       and such persons may borrow funds from the
of partners. Any and all compensation paid        AIMCO Operating Partnership, on terms and
to such persons in connection with services       conditions established in the sole and
performed for your partnership must be            absolute discretion of the general partner.
commensurate with that which would be paid        To the extent consistent with the business
to an independent person for similar              purpose of the AIMCO Operating Partnership
services and all agreements must be in            and the permitted activities of the general
writing. The partnership may not make loans       partner, the AIMCO Operating Partnership may
to any partners but the general partners may      transfer assets to joint ventures, limited
make loans to your partnership; provided          liability companies, partnerships,
that the interest and fees received by the        corporations, business trusts or other
general partners in connection with such          business entities in which it is or thereby
loans are not in excess of the amounts which      becomes a participant upon such terms and
would be charged by an unrelated bank and         subject to such conditions consistent with
the general partners do not receive a             the AIMCO Operating Partnership Agreement
finder's or placement fee or commission.          and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money and issue              contains no restrictions on borrowings, and
evidences of indebtedness in furtherance of       the general partner has full power and
your partnership business, whether secured        authority to borrow money on behalf of the
or unsecured.                                     AIMCO Operating Partnership. The AIMCO
                                                  Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
receive, for any proper purpose, the name         purpose of such demand and at such OP
and address of each limited partner and the       Unitholder's own expense, to obtain a
number of units owned by each limited             current list of the name and last known
partners. Your partnership furnishes such         business, residence or mailing address of
information to any limited partner                the general partner and each other OP
requesting the same in writing, upon payment      Unitholder.
of all costs and expenses of your
partnership in connection with the
preparation and forwarding of such
information.



                               Management Control


The general partner of your partnership           All management powers over the business and
manages and controls your partnership and         affairs of the AIMCO Operating Partnership
all aspects of its business. The general          are vested in AIMCO-GP, Inc., which is the
partner has full, exclusive and complete          general partner. No OP Unitholder has any
authority and discretion in the management        right to participate in or exercise control
and control of the business and the               or management power over the busi-
activities

         1398
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

and operations of your partnership. In the        ness and affairs of the AIMCO Operating
exercise of its authority, it makes all           Partnership. The OP Unitholders have the
decisions affecting the conduct of the            right to vote on certain matters described
business of your partnership. Limited             under "Comparison of Your Units and AIMCO OP
partners may not take part in the management      Units -- Voting Rights" below. The general
of the business, affairs and operations of        partner may not be removed by the OP
your partnership, transact any business for       Unitholders with or without cause.
your partnership, have any power, right or
authority to enter into any agreement,            In addition to the powers granted a general
execute or sign documents for, make               partner of a limited partnership under
representation on behalf of nor to otherwise      applicable law or that are granted to the
act so as to bind your partnership in any         general partner under any other provision of
manner.                                           the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates are not       Agreement, the general partner is not liable
liable, responsible or accountable, in            to the AIMCO Operating Partnership for
damages or otherwise to your partnership or       losses sustained, liabilities incurred or
any limited partner for any acts performed        benefits not derived as a result of errors
by any of them which are reasonably believed      in judgment or mistakes of fact or law of
by them to be within the scope of the             any act or omission if the general partner
authority conferred on them by your               acted in good faith. The AIMCO Operating
partnership's agreement of limited partner-       Partnership Agreement provides for
ship, excepting only acts of malfeasance,         indemnification of AIMCO, or any director or
gross negligence or actual                        officer of AIMCO (in its capacity as the
misrepresentation. In addition, the general       previous general partner of the AIMCO
partner and its affiliates are entitled to        Operating Partnership), the general partner,
indemnification by your partnership for any       any officer or director of general partner
and all acts performed by them in the good        or the AIMCO Operating Partnership and such
faith belief that the act or omission was in      other persons as the general partner may
the best interests of your partnership and        designate from and against all losses,
which are reasonably within the scope of the      claims, damages, liabilities, joint or
authority conferred upon them by your             several, expenses (in-

         1399
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partnership's agreement of limited                cluding legal fees), fines, settlements and
partnership or by your partnership,               other amounts incurred in connection with
excepting only acts of malfeasance, gross         any actions relating to the operations of
negligence or actual misrepresentation; pro-      the AIMCO Operating Partnership, as set
vided, however, that such indemnity will be       forth in the AIMCO Operating Partnership
paid out of, and only to the extent of,           Agreement. The Delaware Limited Partnership
partnership assets.                               Act provides that subject to the standards
                                                  and restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause and        the business and affairs of the AIMCO
elect a successor general partner upon a          Operating Partnership. The general partner
vote of the limited partners owning a             may not be removed as general partner of the
majority of the outstanding units. A general      AIMCO Operating Partnership by the OP
partner may not transfer, assign, sell,           Unitholders with or without cause. Under the
withdraw or otherwise dispose of its              AIMCO Operating Partnership Agreement, the
interest unless it obtains the prior written      general partner may, in its sole discretion,
consent of those persons owning more than         prevent a transferee of an OP Unit from
50% of the units and satisfies other              becoming a substituted limited partner
conditions set forth in your partnership's        pursuant to the AIMCO Operating Partnership
agreement of limited partnership. Such            Agreement. The general partner may exercise
consent is also necessary for the approval        this right of approval to deter, delay or
of a new general partner. A limited partner       hamper attempts by persons to acquire a
may not transfer his interests without the        controlling interest in the AIMCO Operating
written consent of the general partner which      Partnership. Additionally, the AIMCO
may be withheld at the sole discretion of         Operating Partnership Agreement contains
the general partner.                              restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to change the name and location of        Agreement, whereby the general partner may,
the principal place of business of your           without the consent of the OP Unitholders,
partnership, change the name or the               amend the AIMCO Operating Partnership
residence of a partner, substitute a limited      Agreement, amendments to the AIMCO Operating
partner, correct an error in your                 Partnership Agreement require the consent of
partnership's agreement of limited                the holders of a majority of the outstanding
partnership and as required by law. Amend-        Common OP Units, excluding AIMCO
ments of specified provisions of your
partnership's

         1400
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

agreement of limited partnership may be made      and certain other limited exclusions (a
only with the prior written consent of all        "Majority in Interest"). Amendments to the
partners. Other amendments must be approved       AIMCO Operating Partnership Agreement may be
by the limited partners owning more than 50%      proposed by the general partner or by
of the units.                                     holders of a Majority in Interest. Following
                                                  such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives $48,000 annually. Moreover, the          its capacity as general partner of the AIMCO
general partner or certain affiliates may be      Operating Partnership. In addition, the
entitled to compensation for additional           AIMCO Operating Partnership is responsible
services rendered.                                for all expenses incurred relating to the
                                                  AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, limited partners are         gross negligence, no OP Unitholder has
not subject to assessment nor personally          personal liability for the AIMCO Operating
liable for any of the debts or obligations        Partnership's debts and obligations, and
of your partnership or any of losses of your      liability of the OP Unitholders for the
partnership beyond its obligations to             AIMCO Operating Partnership's debts and
contribute to the capital of your                 obligations is generally limited to the
partnership as specified in your                  amount of their investment in the AIMCO
partnership's agreement of limited                Operating Partnership. However, the
partnership and as otherwise provided by          limitations on the liability of limited
law.                                              partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain

         1401
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  circumstances for the AIMCO Operating
                                                  Partnership's obligations to the same extent
                                                  as the general partner.



                                Fiduciary Duties


In general, your partnership's agreement of       Unless otherwise provided for in the
limited partnership and the AIMCO Operating       relevant partnership agreement, Delaware law
Partnership Agreement have limitations on         generally requires a general partner of a
the liability of the general partner but          Delaware limited partnership to adhere to
such limitations differ in terms and provide      fiduciary duty standards under which it owes
more protection for the general partner of        its limited partners the highest duties of
the AIMCO Operating Partnership. Under your       good faith, fairness and loyalty and which
partnership's agreement of limited                generally prohibit such general partner from
partnership, the general partner has              taking any action or engaging in any
fiduciary responsibilities to your                transaction as to which it has a conflict of
partnership in respect of the funds and           interest. The AIMCO Operating Partnership
assets of your partnership and will take all      Agreement expressly authorizes the general
actions which may be necessary or                 partner to enter into, on behalf of the
appropriate for the proper maintenance and        AIMCO Operating Partnership, a right of
operation of your partnership's property in       first opportunity arrangement and other
accordance with the provisions of your            conflict avoidance agreements with various
partnership's agreement of limited                affiliates of the AIMCO Operating
partnership and in accordance with                Partnership and the general partner, on such
applicable laws and regulations. The general      terms as the general partner, in its sole
partner will manage and control the affairs       and absolute discretion, believes are
of your partnership to the best of its            advisable. The AIMCO Operating Partnership
abilities and use its best efforts to carry       Agreement expressly limits the liability of
out the business of your partnership as set       the general partner by providing that the
forth in your partnership's agreement of          general partner, and its officers and
limited partnership. However, the general         directors will not be liable or accountable
partner may engage in or hold interests in        in damages to the AIMCO Operating
other business ventures of every kind and         Partnership, the limited partners or as-
description for its own account including,        signees for errors in judgment or mistakes
without limitation, ventures such as those        of fact or law or of any act or omission if
undertaken by your partnership and the            the general partner or such director or
partners shall have no rights in and to such      officer acted in good faith. See
independent business venture or the income        "Description of OP Units -- Fiduciary
and profits derived therefrom.                    Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the

         1402
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  AIMCO Operating Partnership can only be
                                                  offset against other income and loss from
                                                  the AIMCO Operating Partnership). Income of
                                                  the AIMCO Operating Partnership, however,
                                                  attributable to dividends from the
                                                  Management Subsidiaries (as defined below)
                                                  or interest paid by the Management
                                                  Subsidiaries does not qualify as passive
                                                  activity income and cannot be offset against
                                                  losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating

         1403
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership,                      AIMCO Operating Partnership       OP Unitholders have voting
upon the vote of the limited      Agreement, the holders of         rights only with respect to
partners owning a majority        the Preferred OP Units will       certain limited matters such
of the outstanding units,         have the same voting rights       as certain amendments and
the limited partners may          as holders of the Common OP       termination of the AIMCO
amend your partnership's          Units. See "Description of        Operating Partnership
agreement of limited              OP Units" in the accompany-       Agreement and certain
partnership, subject to           ing Prospectus. So long as        transactions such as the
certain limitations;              any Preferred OP Units are        institution of bankruptcy
dissolve and terminate your       outstanding, in addition to       proceedings, an assignment
partnership; remove a             any other vote or consent of      for the benefit of creditors
general partner for cause;        partners required by law or       and certain transfers by the
and approve or disapprove         by the AIMCO Operating            general partner of its
the sale of all or                Partnership Agreement, the        interest in the AIMCO
substantially all of the          affirmative vote or consent       Operating Partnership or the
assets of your partnership.       of holders of at least 50%        admission of a successor
                                  of the outstanding Preferred      general partner.
A general partner may cause       OP Units will be necessary
the dissolution of the your       for effecting any amendment       Under the AIMCO Operating
partnership by retiring when      of any of the provisions of       Partnership Agreement, the
there are no remaining            the Partnership Unit              general partner has the
general partners unless, the      Designation of the Preferred      power to effect the
limited partners owning more      OP Units that materially and      acquisition, sale, transfer,
the 50% of the then out-          adversely affects the rights      exchange or other
standing units elect a new        or preferences of the             disposition of any assets of
general partner who decides       holders of the Preferred OP       the AIMCO Operating
to continue your partnership      Units. The creation or            Partnership (including, but
with the approval of the          issuance of any class or          not limited to, the exercise
limited partners owning more      series of partnership units,      or grant of any conversion,
than 50% of the then              including, without                option, privilege or
outstanding units.                limitation, any partner-          subscription right or any
                                  ship units that may have          other right available in
In general, you have greater      rights senior or superior to      connection with any assets
voting rights in your             the Preferred OP Units,           at any time held by the
partnership than you will         shall not be deemed to            AIMCO Operating Partnership)
have as an OP Unitholder. OP      materially adversely affect       or the merger,
Unitholders cannot remove         the rights or preferences of      consolidation,
the general partner of the        the holders of Preferred OP       reorganization or other
AIMCO Operating Partnership.      Units. With respect to the        combination of the AIMCO
                                  exercise of the above             Operating Partnership with
                                  described voting rights,          or into another entity, all
                                  each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-

         1404
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Your          quarterly cash distributions      to distribute quarterly all,
partnership may, but is not       at the rate of $0.50 per          or such portion as the
obligated to, make current        Preferred OP Unit; provided,      general partner may in its
distributions out of its          however, that at any time         sole and absolute discretion
cash funds as the general         and from time to time on or       determine, of Available Cash
partner may, in its discre-       after the fifth anniversary       (as defined in the AIMCO
tion, determine. The              of the issue date of the          Operating Partnership
distributions payable to the      Preferred OP Units, the           Agreement) generated by the
partners are not fixed in         AIMCO Operating Partnership       AIMCO Operating Partnership
amount and depend upon the        may adjust the annual             during such quarter to the
operating results and net         distribution rate on the          general partner, the special
sales or refinancing              Preferred OP Units to the         limited partner and the
proceeds available from the       lower of (i) 2.00% plus the       holders of Common OP Units
disposition of your part-         annual interest rate then         on the record date es-
nership's assets.                 applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Pre-
                                  Cumulative Preferred

         1405
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  Stock. Such distributions         ferred OP Units issued in
                                  will be cumulative from the       the future may have priority
                                  date of original issue.           over the general partner,
                                  Holders of Preferred OP           the special limited partner
                                  Units will not be entitled        and holders of Common OP
                                  to receive any distributions      Units with respect to
                                  in excess of cumulative           distributions of Available
                                  distributions on the              Cash, distributions upon
                                  Preferred OP Units. No            liquidation or other
                                  interest, or sum of money in      distributions. See "Per
                                  lieu of interest, shall be        Share and Per Unit Data" in
                                  payable in respect of any         the accompanying Prospectus.
                                  distribution payment or pay-
                                  ments on the Preferred OP         The general partner in its
                                  Units that may be in              sole and absolute discretion
                                  arrears.                          may distribute to the OP
                                                                    Unitholders Available Cash
                                  When distributions are not        on a more frequent basis and
                                  paid in full upon the             provide for an appropriate
                                  Preferred OP Units or any         record date.
                                  Parity Units (as defined
                                  below), all distributions         The AIMCO Operating Partner-
                                  declared upon the Preferred       ship Agreement requires the
                                  OP Units and any Parity           general partner to take such
                                  Units shall be declared           reasonable efforts, as
                                  ratably in proportion to the      determined by it in its sole
                                  respective amounts of             and absolute discretion and
                                  distributions accumulated,        consistent with AIMCO's
                                  accrued and unpaid on the         qualification as a REIT, to
                                  Preferred OP Units and such       cause the AIMCO Operating
                                  Parity Units. Unless full         Partnership to distribute
                                  cumulative distributions on       sufficient amounts to en-
                                  the Preferred OP Units have       able the general partner to
                                  been declared and paid,           transfer funds to AIMCO and
                                  except in limited circum-         enable AIMCO to pay stock-
                                  stances, no distributions         holder dividends that will
                                  may be declared or paid or        (i) satisfy the requirements
                                  set apart for payment by the      for qualifying as a REIT
                                  AIMCO Operating Partnership       under the Code and the
                                  and no other distribution of      Treasury Regulations and
                                  cash or other property may        (ii) avoid any Federal
                                  be declared or made,              income or excise tax
                                  directly or indirectly, by        liability of AIMCO. See
                                  the AIMCO Operating               "Description of OP
                                  Partnership with respect to       Units -- Distributions" in
                                  any Junior Units (as de-          the accompanying Prospectus.
                                  fined below), nor shall any
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be                     and the Pre-                      Oper-

         1406
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

substituted as a limited          ferred OP Units are not           ating Partnership Agreement
partner by such person if:        listed on any securities          restricts the
(1) the interest being            exchange. The Preferred OP        transferability of the OP
acquired by the assignee          Units are subject to              Units. Until the expiration
consists of an integral           restrictions on transfer as       of one year from the date on
multiple of half units, (2)       set forth in the AIMCO            which an OP Unitholder
a written assignment has          Operating Partnership             acquired OP Units, subject
been duly executed and            Agreement.                        to certain exceptions, such
acknowledged by the assignor                                        OP Unitholder may not
and assignee, (3) the             Pursuant to the AIMCO             transfer all or any por-
written approval of the           Operating Partnership             tion of its OP Units to any
general partner which may be      Agreement, until the              transferee without the
withheld in the sole and          expiration of one year from       consent of the general
absolute discretion of the        the date on which a holder        partner, which consent may
general partner has been          of Preferred OP Units             be withheld in its sole and
granted, (4) the assignor or      acquired Preferred OP Units,      absolute discretion. After
the assignee pays a transfer      subject to certain                the expiration of one year,
fee, (5) the transfer will        exceptions, such holder of        such OP Unitholder has the
not result in a termination       Preferred OP Units may not        right to transfer all or any
of your partnership for tax       transfer all or any portion       portion of its OP Units to
purposes and (6) the              of its Preferred OP Units to      any person, subject to the
assignor and assignee have        any transferee without the        satisfaction of certain con-
complied with such other          consent of the general            ditions specified in the
conditions as set forth in        partner, which consent may        AIMCO Operating Partnership
your partnership's agreement      be withheld in its sole and       Agreement, including the
of limited partnership.           absolute discretion. After        general partner's right of
There are no redemption           the expiration of one year,       first refusal. See
rights associated with your       such holders of Preferred OP      "Description of OP Units --
units.                            Units has the right to            Transfers and Withdrawals"
                                  transfer all or any portion       in the accompanying
                                  of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred              elect to cause AIMCO to

         1407
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  Stock of AIMCO that pay an        acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         1408

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         1409

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         1410

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         1411

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         1412


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         1413


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         1414

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         1415

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         1416

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         1417

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $81,048 in 1996, $84,896 in 1997 and $39,808 in 1998. The property manager received management fees of $116,896 in 1996, $119,469 in 1997 and $123,190 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         1418

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $568,714 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $12,000
Other.......................................................  $ 8,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or a Bank of America's reference rates, at the election of the company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         1419

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.

         1420


                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................   F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-4
Notes to Condensed Financial Statements.....................   F-5
Balance Sheet as of December 31, 1997 and 1996
  (unaudited)...............................................   F-7
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996
  (unaudited)...............................................   F-8
Statements of Cash Flows for the years ended December 31,
  1997 and 1996 (unaudited).................................   F-9
Notes to Financial Statements...............................  F-10

         1421


                              CHAPEL HILL, LIMITED



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                         ASSETS
Cash and cash equivalents...................................                 $   251,165
Other assets................................................                     595,080
Investment property
  Land......................................................  $   375,000
  Building and related personal property....................    9,673,755
                                                              -----------
                                                               10,048,755
                                                              -----------
  Less: Accumulated depreciation............................   (5,770,901)     4,277,854
                                                              -----------    -----------
          Total assets......................................                 $ 5,124,099
                                                                             ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Other accrued liabilities...................................                 $   323,832
Notes payable...............................................                   7,085,956
          Partners' deficit.................................                  (2,285,689)
                                                                             -----------
          Total liabilities and partners' deficit...........                 $ 5,124,099
                                                                             -----------
                                                                             -----------



               See Accompanying Note to the Financial Statements.

         1422


                              CHAPEL HILL, LIMITED



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $1,731,680     $1,663,682
  Other income..............................................     111,291        114,940
                                                              ----------     ----------
          Total revenues....................................   1,842,971      1,778,622
Expenses:
  Operating expenses........................................   1,106,886        798,749
  Depreciation expense......................................     351,308        352,588
  Interest expense..........................................     494,764        507,445
  Property tax expense......................................     168,515        135,430
                                                              ----------     ----------
          Total expenses....................................   2,121,473      1,794,212
          Net income........................................  $ (278,502)    $  (15,590)
                                                              ==========     ==========



               See Accompanying Note to the Financial Statements.

         1423


                              CHAPEL HILL, LIMITED



                 CONDENSED STATEMENT OF CASH FLOWS -- UNAUDITED



                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
Operating activities:
  Net income................................................   $(278,502)     $ (15,590)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities.......................
  Depreciation and amortization.............................     351,308        352,588
  Changes in accounts:
     Receivables and deposits and other assets..............     (36,510)       (73,894)
     Accounts payable and accrued expenses..................     205,648         43,882
                                                               ---------      ---------
          Net cash provided by (used in) operating
            activities......................................     241,944        306,986
                                                               ---------      ---------
Investing activities:
  Property improvements and replacements....................    (160,307)      (129,796)
                                                               ---------      ---------
  Net cash provided by (used in) investing activities.......    (160,307)      (129,796)
                                                               ---------      ---------
Financing activities:
  Payments on mortgage......................................    (123,023)      (110,343)
  Partners' distributions...................................          --             --
                                                               ---------      ---------
  Net cash provided by (used in) financing activities.......    (123,023)      (110,343)
                                                               ---------      ---------
  Net increase (decrease) in cash and cash equivalents......     (41,386)        66,847
  Cash and cash equivalents at beginning of year............     292,551        224,194
                                                               ---------      ---------
  Cash and cash equivalents at end of period................   $ 251,165      $ 291,041
                                                               =========      =========



               See Accompanying Note to the Financial Statements.

         1424

                              CHAPEL HILL LIMITED


                     NOTE TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Chapel Hill Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         1425


                              CHAPEL HILL, LIMITED



                       FINANCIAL STATEMENTS -- UNAUDITED

                           DECEMBER 31, 1997 AND 1996

         1426


                              CHAPEL HILL, LIMITED



                           BALANCE SHEET -- UNAUDITED



                                     ASSETS



                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Cash and cash equivalents...................................  $   292,551   $   224,194
Receivables and deposits....................................      109,714        91,126
Restricted escrows (Note B).................................      306,639       294,035
Other assets................................................      142,217       154,737
Investment properties (Note C):
  Land......................................................      375,000       375,000
  Buildings and related personal property...................    9,513,448     9,321,579
                                                              -----------   -----------
                                                                9,888,448     9,696,579
  Less accumulated depreciation.............................   (5,419,593)   (4,949,044)
                                                              -----------   -----------
                                                                4,468,855     4,747,535
                                                              -----------   -----------
                                                              $ 5,319,976   $ 5,511,627
                                                              ===========   ===========

LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    22,897   $    33,228
  Tenant security deposit liabilities.......................       44,439        47,698
  Other liabilities.........................................       50,848        51,473
  Mortgage notes payable (Note C)...........................    7,208,979     7,356,494
Partners' deficit...........................................   (2,007,187)   (1,977,266)
                                                              -----------   -----------
                                                              $ 5,319,976   $ 5,511,627
                                                              ===========   ===========



                See accompanying notes to financial statements.

         1427


                              CHAPEL HILL, LIMITED



     STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT -- UNAUDITED



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $ 2,261,007    $ 2,147,082
  Other income..............................................      154,681        148,711
                                                              -----------    -----------
          Total revenues....................................    2,415,688      2,295,793
                                                              -----------    -----------
Expenses:
  Operating (Note D)........................................    1,052,313        960,268
  General and administrative (Note D).......................       86,403         91,477
  Depreciation..............................................      470,549        454,430
  Interest..................................................      674,526        675,042
  Property taxes............................................      158,647        214,367
                                                              -----------    -----------
          Total expenses....................................    2,442,438      2,395,584
                                                              -----------    -----------
Net loss....................................................      (26,750)       (99,791)
Distributions to partners...................................       (3,171)        (2,468)
Partners' deficit at beginning of year......................   (1,977,266)    (1,875,007)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(2,007,187)   $(1,977,266)
                                                              ===========    ===========



                See accompanying notes to financial statements.

         1428


                              CHAPEL HILL, LIMITED



                      STATEMENT OF CASH FLOWS -- UNAUDITED



                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Cash flows from operating activities:
  Net loss..................................................   $ (26,750)    $ (99,791)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................     470,549       454,430
     Amortization of discounts and loan costs...............      94,022        79,854
     Change in accounts:
       Receivables and deposits.............................     (18,588)       (5,147)
       Other assets.........................................     (12,130)       (1,324)
       Accounts payable.....................................     (10,331)      (35,585)
       Tenant security deposit liabilities..................      (3,259)        2,997
       Other liabilities....................................        (625)        9,170
                                                               ---------     ---------
          Net cash provided by operating activities.........     492,888       404,604
                                                               ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................    (191,869)     (163,146)
  Net receipts to restricted escrows........................     (12,604)       21,026
                                                               ---------     ---------
          Net cash used in investing activities.............    (204,473)     (142,120)
                                                               ---------     ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (216,887)     (201,062)
  Distributions to partners.................................      (3,171)       (2,468)
                                                               ---------     ---------
          Net cash used in financing activities.............    (220,058)     (203,530)
                                                               ---------     ---------
Net increase in cash and cash equivalents...................      68,357        58,954
Cash and cash equivalents at beginning of year..............     224,194       165,240
                                                               ---------     ---------
Cash and cash equivalents at end of year....................   $ 292,551     $ 224,194
                                                               =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $ 580,503     $ 596,327
                                                               =========     =========



                See accompanying notes to financial statements.

         1429


                              CHAPEL HILL, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                    DECEMBER 31, 1997 AND 1996 -- UNAUDITED



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Chapel Hill, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Tennessee pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated January 24, 1975. The Partnership owns and operates Chapel Woods Townhouses a 140 townhouse complex, and Chapel Hill Apartments, a 148 unit apartment complex, both located in Indianapolis, Indiana.



     The Partnership's Managing General Partner is Davidson Properties, Inc., an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Depreciation



     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and personal property assets are depreciated over a 5 to 15 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include deferred loan costs of $121,706 and $146,355, respectively, which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

         1430

                              CHAPEL HILL, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


                    DECEMBER 31, 1997 AND 1996 -- UNAUDITED



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 were $306,639 and $294,035, respectively, and consist of a reserve escrow established with a portion of the proceeds of the loan. The funds are used for certain repair work, debt service, expenses and property taxes or insurance. The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of the loan.



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997         1996
                                                              ----------   ----------
First mortgage note payable in monthly installments of
  $64,840, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $7,265,278   $7,482,165
Second mortgage note payable in interest only monthly
  installments of $1,609, at a rate of 7.60% with principal
  due November 2002; collateralized by land and buildings...     254,085      254,085
                                                              ----------   ----------
Principal balance at year end...............................   7,519,363    7,736,250
Less unamortized discount...................................    (310,384)    (379,756)
                                                              $7,208,979   $7,356,494
                                                              ==========   ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:



1998....................................................   $  233,957
1999....................................................      252,370
2000....................................................      272,232
2001....................................................      293,659
2002....................................................    6,467,145
                                                           ----------
                                                           $7,519,363
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In

         1431

                              CHAPEL HILL, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


                    DECEMBER 31, 1997 AND 1996 -- UNAUDITED



addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                    1997       1996
              TYPE OF TRANSACTION                  AMOUNT     AMOUNT
              -------------------                 --------   --------
Management fee..................................  $119,469   $116,896
Partnership administration fee..................  $ 48,000   $ 48,000
Reimbursement for services to affiliates........  $ 36,247   $ 33,048
Construction oversight fee......................  $    649   $     --

         1432


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO has contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         1433

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         1434

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         1435

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         1436

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         1437

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         1438

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         1439

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         1440

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         1441

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         1442

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)             --                32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305 (xx)      (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         1443

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         1444

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         1445

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         1446

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         1447

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1448

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1449

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         1450

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1451

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         1452

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         1453

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         1454

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1455

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1456

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1457


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         1458

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         1459


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         1460


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         1461


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         1462

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.


(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1463


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         1464

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         1465


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         1466


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1467


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         1468


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         1469


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         1470


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         1471


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         1472


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         1473


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         1474


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1475


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         1476


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         1477


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1478


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         1479

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1480


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         1481

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1482

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  CHAPEL HILL LIMITED


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of CHAPEL HILL LIMITED (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $41,361 in cash, or 1,069.25 Common OP Units of the Purchaser, or 1,654.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         1483

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         1484

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         1485

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         1486


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         1487


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         1488

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         1489

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         1490

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         1491


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                      Coastal Commons Limited Partnership

                        in exchange for your choice of:

           452.50 of our 8.0% Class Two Partnership Preferred Units;


                   292.50 of our Partnership Common Units; or


                                $11,312 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $11,312 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         1492

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Coastal
    Commons Limited Partnership................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-26
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-28
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF COASTAL
  COMMONS LIMITED PARTNERSHIP..................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
  Overview.....................................    S-51
  Results of Operations........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58

         1493


                                                  PAGE
                                                  -----
  Prorations...................................    S-59
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         1494

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, AmReal Realty & GP Real Estate Services II, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $9,200,000, less approximately $472,263 of deferred maintenance and investment. It is possible, that the sale of the property could result in you receiving more per unit than in our offer.

         1495


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         1496


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2014 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages [one property] to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $905 per year on the number of Preferred OP Units, or distributions of $731.25 per year on the number of Common OP Units, that you would receive in exchange for each of your

         1497


partnership's units. During 1998, your partnership paid cash distributions of $1,113.75 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         1498

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's

         1499


expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in July 2002. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $1,113.75 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any

         1500


       distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $905 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $1,113.75 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $731.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.

         1501


     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         1502

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income since December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location A (excellent) and its condition B (good). Generally, we assign an initial capitalization rate of 10.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 8.10% per annum, which resulted in an increase from the initial capitalization rate of 0.50%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.32%, resulting in a final capitalization rate of 10.18%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   937,000
Capitalization rate.........................................        10.18%
                                                              -----------
Gross valuation of partnership's properties(1)..............  $ 9,200,000
Plus: Cash and cash equivalents.............................      226,675
Plus: Other partnership assets, net of security deposits....      191,835
Less: Mortgage debt, including accrued interest.............   (6,283,500)
Less: Accounts payable and accrued expenses.................      (21,568)
Less: Other liabilities.....................................      (49,902)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,263,540
Less: Disposition fees......................................     (276,000)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (472,263)
Less: Closing costs.........................................     (230,000)
                                                              -----------
Estimated net valuation of your partnership.................    2,285,277
Percentage of estimated net valuation allocated to holders
  of units..................................................        99.00%
                                                              -----------
Estimated net valuation of units............................    2,262,424
          Total number of units.............................        200.0
                                                              -----------
Estimated valuation per unit................................       11,312
                                                              ===========
Cash consideration per unit.................................  $    11,312
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $11,312 by the $25 liquidation preference of each Preferred OP Unit to get 452.50 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $11,312 by a price of $38.69 to get 292.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         1503

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................   $11,312
Partnership Preferred Units.................................   $11,312
Partnership Common Units....................................   $11,312
Alternatives:
  Prices on secondary market................................
                                                               Not available
  Estimated liquidation proceeds............................   $11,312
  Estimated going concern value.............................   $11,174
  Net book value (deficit)..................................   $(8,925)



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion.

         1504

We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Coastal Commons Limited Partnership is a South Carolina limited partnership which was formed on June 29, 1984 for the purpose of owning and operating a single apartment property located in Mt. Pleasant, South Carolina, known as "Hibben Ferry Apartments." Hibben Ferry Apartments consists of 240 apartment units and was built in 1983. Your partnership has no employees. As of September 30, 1998, there were 200 units of limited partnership interest issued and outstanding, which were held of record by 229 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $15,300,000 of limited partnership units in 1984. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $9,049.75 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2014, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $6,177,044, payable to First Union National Bank, which bears interest at the rate of 8.08%. The mortgage debt is due on July 2002. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         1505

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 452.50 of our Class Two Partnership Preferred Units;



     - 292.50 of our Partnership Common Units; or



     - $11,312 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 200 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 452.50 Preferred OP Units, 292.50 Common OP Units, or $11,312 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         1506

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         1507


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $11,312 in cash, 452.50 Preferred OP Units or 292.50 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         1508


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $11,312.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $12,000 for the fiscal year ended December 31, 1998. The property manager received management fees of $92,212 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $565,600 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         1509

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         1510

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         1511

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961      $ 442,526
  Property operating expenses...............................     (136,240)      (189,442)
  Owned property management expenses........................       (8,933)       (11,831)
  Depreciation..............................................      (80,420)       (98,853)
                                                                ---------      ---------
                                                                  120,368        142,400
                                                                ---------      ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912         41,676
  Management and other expenses.............................      (14,386)       (23,683)
  Corporate overhead allocation.............................         (196)          (588)
  Depreciation and amortization.............................      (15,243)       (26,480)
                                                                ---------      ---------
                                                                     (913)        (9,075)
  Minority interests in service company business............           --            (10)
                                                                ---------      ---------
  Partnership's shares of income from service company
     business...............................................         (913)        (9,085)
                                                                ---------      ---------
  General and administrative expenses.......................       (8,632)       (21,371)
  Interest expense..........................................      (90,890)      (121,699)
  Interest income...........................................       40,887         21,734
  Minority interest.........................................       (8,548)       (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)       (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851          5,848
  Amortization of Goodwill..................................       (5,071)            --
                                                                ---------      ---------
          Net income........................................    $  24,703      $ (36,125)
                                                                =========      =========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)     $   (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)     $   (1.16)
Distributions paid per Common OP Unit.......................    $    1.69      $    1.85
Book value per Common OP Unit...............................    $   24.52      $   26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439      $ 130,703
Cash used in investing activities...........................      (79,923)    (1,135,038)
Cash provided by (used in) financing activities.............       16,740        955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985      $ 172,733
Weighted average number of Common OP Units outstanding......       74,946         74,094

         1512


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         1513


      SUMMARY FINANCIAL INFORMATION OF COASTAL COMMONS LIMITED PARTNERSHIP



     The summary financial information of Coastal Commons Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Coastal Commons Limited Partnership for the year ended December 31, 1997 is based on audited financial statements and for the year ended December 31, 1996 is based on unaudited financial statements. The amounts for 1995, 1994 and 1993 have been derived from unaudited financial statements which are not included in this Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                      COASTAL COMMONS LIMITED PARTNERSHIP



                                          FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30,                 FOR THE YEAR ENDED DECEMBER 31,
                                         ---------------------   ---------------------------------------------------------
                                           1998        1997        1997        1996        1995        1994        1993
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues.......................  $   1,363   $   1,327   $   1,787   $   1,708   $   1,580   $   1,566   $   1,679
  Net Income/(Loss)....................        131          87         143        (146)       (158)       (204)       (147)
  Net Income per limited partnership
    unit...............................     648.45      430.65      707.85      725.00     (782.10)  (1,009.80)    (727.65)
  Distributions per limited partnership
    unit...............................   1,143.45      495.00      495.00          --          --          --          --
  Distributions per limited partnership
    unit (which represent a return of
    capital)...........................         --          --          --          --          --          --          --



                                             SEPTEMBER 30,                             DECEMBER 31,
                                         ---------------------   ---------------------------------------------------------
                                           1998        1997        1997        1996        1995        1994        1993
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash Equivalents............  $     557   $     443   $     459   $     319   $     201   $     199   $     289
  Real Estate, Net of Accumulated
    Depreciation.......................      4,811       5,051       4,994       5,226       5,451       5,640       5,870
  Total Assets.........................      5,746       5,843       5,804       5,849       6,031       5,852       6,176
  Notes Payable........................      6,193       6,256       6,240       6,299       6,354       6,068       6,143
General Partners' Capital/(Deficit)....         (8)         (7)         (7)         (7)         (6)         (4)         (2)
Limited Partners' Capital/(Deficit)....       (720)       (677)       (621)       (664)       (519)       (363)       (161)
Partners' Deficit......................       (728)       (684)       (628)       (671)       (525)       (367)       (163)
Total Distributions....................        231         100         100          --          --          --          --
Book value per limited partnership
  unit.................................   3,600.00    3,385.00    3,105.00    3,320.00    2,595.00    1,815.00      805.00
Net increase (decrease) in cash and
  cash equivalents.....................         98         124         140         118           2         (90)        109
Net cash provided by operating
  activities...........................        460         358         423         181         121          68         191
Ratio of earnings to fixed charges.....     1.33/1      1.22/1      1.27/1      0.73/1      0.73/1      0.68/1      0.88/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                               COASTAL
                                                                 AIMCO         COMMONS
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................    $731.25       $1,113.75
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................    $905.00       $1,113.75

         1514

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         1515

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $9,200,000 less approximately $472,263 of deferred maintenance and investment. It is possible that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such

         1516


disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         1517


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2014 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         1518


is equivalent to distributions of $905 per year on the number of Preferred OP Units, or distributions of $731.25 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $1,113.75 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

         1519

holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

         1520

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.830% interest, consisting of a 0% limited partnership interest and a 0.830% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         1521


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         1522

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $87,000 for the nine months ended September 30, 1997, to $131,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on October 2019. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require a vote of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If

         1523

the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.


     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $1,113.75 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $905 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

         1524

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $1,113.75 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $731.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         1525


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location A (excellent) and its condition B (good). Generally, we assign an initial capitalization rate of 10.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 8.10% per annum, which resulted in an increase from the initial capitalization rate of 0.50%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.32%, resulting in a final capitalization rate of 10.18%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $937,000             10.18%         $9,200,000
                                                                                    ----------


---------------


     (1) The total net operating income is equal to total revenues of $1,743,836, less total expenses of $652,251 and recurring replacement costs of $472,263.

         1526


     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $2,285,277. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $   937,000
Capitalization rate.........................................        10.18%
                                                              -----------
Gross valuation of partnership's properties(1)..............  $ 9,200,000
Plus: Cash and cash equivalents.............................      226,675
Plus: Other partnership assets, net of security deposits....      191,835
Less: Mortgage debt, including accrued interest.............   (6,283,500)
Less: Accounts payable and accrued expenses.................      (21,568)
Less: Other liabilities.....................................      (49,902)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,263,540
Less: Disposition fees......................................     (276,000)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (472,263)
Less: Closing costs.........................................     (230,000)
                                                              -----------
Estimates net valuation of your partnership.................    2,285,277
Percentage of estimated net valuation allocated to holders
  of units..................................................        99.00%
                                                              -----------
Estimated net valuation of units............................    2,262,424
          Total number of units.............................        200.0
Estimated valuation per unit................................       11,312
                                                              ===========
Cash consideration per unit.................................  $    11,312
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $11,312 by the $25 liquidation preference of each Preferred OP Unit to get 452.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $11,312 by a price of $38.69 to get 292.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $2,285,277 or .40% is the net valuation of your partnership.

         1527


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $87,000 for the nine months ended September 30, 1997 to $131,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         1528


        11. The estimated unit value of $11,312, based on a total estimated value of your partnership's property of $9,200,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $905 per year on the number of Preferred OP Units, or distributions of $731.25 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $1,113.75. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         1529

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         1530


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2014, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $11,312
Partnership preferred units.................................  $11,312(1)
Partnership common units....................................  $11,312(1)
Alternatives:
                                                                  Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $11,312
  Estimated going concern value.............................  $11,174
  Net book value(deficit)...................................  $(8,925)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         1531

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $11,174 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $8,925 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $11,691 per unit, going concern value of $9,822 per unit and liquidation value of $10,497 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account

         1532


(i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $379, $(1,490) and $(815). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and

         1533

analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $1,822,808
Operating Expenses..........................................    (839,247)
Replacement Reserves -- Net.................................     (59,425)
Debt Service................................................    (565,605)
Capital Expenditures........................................     (34,300)
                                                              ----------
          Net Cash Flow.....................................  $  324,231
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance

         1534


with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.18%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $472,263. Stanger observed that your

         1535


partnership liquidation value of $2,285,277 was allocated 99% to the limited partners and divided by the total units outstanding of 200 to provide the liquidation value per unit of $11,312.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $937,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $16,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 10.58%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 12.75%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 200 to achieve management's estimate of going concern value of $11,174 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $11,312 per unit is equal to management's estimate of liquidation value, and reflects a 1.2% premium to management's estimate of going concern value of $11,174. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible, for the days prior to the effective date of the offer. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net

         1536


asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.25%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.75%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.75% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 60% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998, adjusted for a $725,000 cash distribution, which we advised Stanger would be made after September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $11,691, $9,822 and $10,497 representing premiums (discounts) to the offer price of 3.3%, (13.1)% and (7.2)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the

         1537

partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         1538

                                YOUR PARTNERSHIP


GENERAL



     Coastal Commons Limited Partnership, is a South Carolina limited partnership which completed a private offering in 1984. Insignia acquired the general partner of your partnership in December 1990. AIMCO acquired Insignia in October 1998. There are currently a total of 229 limited partners of your partnership and a total of 200 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on June 29, 1984 for the purpose of owning an apartment property located in Mt. Pleasant, South Carolina, known as "Hibben Ferry Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1984 and consists of 240 apartment units. There are 48 one-bedroom apartments and 192 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 94.58% in 1998, 92.92% in 1997 and 92.92% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $443,463 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, gutters and downspouts, hot water, siding & trim, exterior paint, drives and parking lot, landscaping and irrigation, drainage, and life support systems.



     Set forth below are the average rents for the apartments for the last five years:



  1997     1996    1995    1994    1993
  -----    ----    ----    ----    ----
  $577     $534    $506    $514    $525



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $122,666 of $471,430 of assessed valuation with a current yearly tax rate of 26.02%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 26.54% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2014 unless earlier dissolved. Your

         1539


partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 95% and $602, respectively, at December 31, 1998, compared to 93% and $577, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because of its location and pending improvements. In addition, the general partner noted that it expects to spend approximately $472,263 for capital improvements at the property in 1999 to repair and improve the property's roofing, down spouts, hot water heaters, siding, exterior paint, parking lot, irrigation and life support systems. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $6,177,044, payable to First Union National Bank, which bears interest at a rate of 8.08%. The mortgage debt is due on July 2002. Your

         1540


partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $15,300,000 of limited partnership units in 1984 for $22,200 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2014, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and its affiliates are not liable to your partnership or any limited partner for any acts performed or any failure to act by any of them performed or omitted in good faith, provided that such course of conduct did not constitute fraud, gross negligence or willful misconduct. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     The general partners and their affiliates are entitled to indemnification by your partnership against any loss or damage resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, gross negligence or willful misconduct. Moreover, the general partners are not liable to your partnership of the limited partners because any taxing authorities disallowed or adjusted any deductions or credits in your partnership income tax returns.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         1541


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $22,200.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $    0             0                  0                    0
1994...................................       0             0                  0                    0
1995...................................       0             0                  0                    0
1996...................................       0             0                  0                    0
1997...................................     500         1,000                  0               24,750
1998...................................   1,125         2,250                  0               55,688
                                         ------         -----                  --              ------
          Total........................  $1,625         3,250                  0               80,438
                                         ======         =====                  ==              ======


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                               NUMBER OF UNITS   PERCENTAGE OF TOTAL UNITS    NUMBER OF
YEAR                             TRANSFERRED            OUTSTANDING          TRANSACTIONS
----                           ---------------   -------------------------   ------------
1994.........................          0                   0.0%                   0
1995.........................          0                   0.0%                   0
1996.........................          0                   0.0%                   0
1997.........................          1                    .5%                   1
1998.........................          0                   0.0%                   0



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.830% interest in your partnership, including no units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         1542


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $13,020
1995........................................................     18,245
1996........................................................     16,000
1997........................................................     16,000
1998........................................................     12,000



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1994........................................................  $77,155
1995........................................................   77,155
1996........................................................   82,000
1997........................................................   87,000
1998........................................................   92,212



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         1543


                         SELECTED FINANCIAL INFORMATION


                     OF COASTAL COMMONS LIMITED PARTNERSHIP



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Coastal Commons Limited Partnership taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from financial statements which are not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                                              COASTAL COMMONS
                                                 -------------------------------------------------------------------------
                                                   SEPTEMBER 30,                          DECEMBER 31,
                                                 ------------------    ---------------------------------------------------
                                                  1998       1997       1997       1996       1995       1994       1993
                                                 -------    -------    -------    -------    -------    -------    -------
                                                                   (in thousands, except per unit data)
Cash and Cash Equivalents......................  $   557    $   443    $   459    $   319    $   201    $   199    $   289
Land & Building................................    9,375      9,319      9,332      9,268      9,205      9,116      9,074
Accumulated Depreciation.......................   (4,564)    (4,268)    (4,338)    (4,042)    (3,754)    (3,476)    (3,204)
Other Assets...................................      378        349        351        304        379         13         17
                                                 -------    -------    -------    -------    -------    -------    -------
        Total Assets...........................  $ 5,746    $ 5,843    $ 5,804    $ 5,849    $ 6,031    $ 5,852    $ 6,176
                                                 =======    =======    =======    =======    =======    =======    =======
Notes Payable..................................  $ 6,193    $ 6,256    $ 6,240    $ 6,299    $ 6,354    $ 6,068    $ 6,143
Other Liabilities..............................      281        271        192        221        202        151        196
                                                 -------    -------    -------    -------    -------    -------    -------
        Total Liabilities......................  $ 6,474    $ 6,527    $ 6,432    $ 6,520    $ 6,556    $ 6,219    $ 6,339
                                                 -------    -------    -------    -------    -------    -------    -------
        Partners Deficit.......................  $  (728)   $  (684)   $  (628)   $  (671)   $  (525)   $  (367)   $  (163)
                                                 =======    =======    =======    =======    =======    =======    =======



                                                                           COASTAL COMMONS
                                             ---------------------------------------------------------------------------
                                                FOR THE NINE
                                                   MONTHS
                                                    ENDED
                                                SEPTEMBER 30,                 FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------   -----------------------------------------------------
                                               1998       1997      1997       1996       1995        1994        1993
                                             ---------   -------   -------   --------   --------   ----------   --------
                                                                (in thousands, except per unit data)
Rental Revenue.............................  $   1,271   $ 1,227   $ 1,663   $  1,539   $  1,457   $    1,481   $  1,512
Other Income...............................         92       100       124        169        123           85        167
                                             ---------   -------   -------   --------   --------   ----------   --------
        Total Revenue......................  $   1,363   $ 1,327   $ 1,787   $  1,708   $  1,580   $    1,566   $  1,679
                                             ---------   -------   -------   --------   --------   ----------   --------
Operating Expenses.........................  $     480   $   499   $   648   $    859   $    689   $      648   $    656
General & Administrative...................         35        20        48         51         74           88        102
Depreciation...............................        226       226       296        288        279          272        267
Interest Expense...........................        397       401       534        538        578          634        641
Property Taxes.............................         94        94       118        118        118          128         89
                                             ---------   -------   -------   --------   --------   ----------   --------
        Total Expenses.....................  $   1,232   $ 1,240   $ 1,644   $  1,854   $  1,738   $    1,770   $  1,755
                                             ---------   -------   -------   --------   --------   ----------   --------
Net Income before extraordinary items......  $     131   $    87   $   143   $   (146)  $   (158)  $     (204)  $    (76)
Extraordinary Items........................         --        --        --         --         --           --        (71)
                                             ---------   -------   -------   --------   --------   ----------   --------
Net Income (Loss)..........................  $     131   $    87   $   143   $   (146)  $   (158)  $     (204)  $   (147)
                                             =========   =======   =======   ========   ========   ==========   ========
Net Income per limited partnership unit....  $  648.45   $430.65   $707.85   $(725.00)  $(782.10)  $(1,009.80)  $(727.65)
                                             =========   =======   =======   ========   ========   ==========   ========
Distributions per limited partnership
  unit.....................................  $1,143.45   $495.00   $495.00   $     --   $     --   $       --   $     --
                                             =========   =======   =======   ========   ========   ==========   ========

         1544


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



 Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



       NET INCOME



     Your Partnership recognized net income of $131,000 for the nine months ended September 30, 1998, compared to $87,000 for the nine months ended September 30, 1997. The increase in net income of $44,000 was primarily the result of an increase in revenues, coupled with a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,363,000 for the nine months ended September 30, 1998, compared to $1,327,000 for the nine months ended September 30, 1997, an increase of $36,000, or 2.7%. The Partnership increased rental rates by an average of 3.9%, while occupancy remained constant at 92%. However, bad debt expense increased $21,000. The decrease in Other Income of $8,000 was due to lower corporate units and lease cancellation fees.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $480,000 for the nine months ended September 30, 1998, compared to $499,000 for the nine months ended September 30, 1997, a decrease of $19,000, or 3.8%. The decrease is due to lower property insurance and maintenance expenses. The Partnership repaired its gutters during 1997, with no such project for the corresponding period in 1998. Partnership Property management expenses totaled $68,000 for the nine months ended September 30, 1998, compared to $65,000 for the nine months ended September 30, 1997, an increase of $3,000. This increase was the result of the increase in rental revenues, as management fees are calculated based on a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses increased $15,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This increase is due primarily to higher partnership administrative expenses and asset management fees.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $397,000 for the nine months ended September 30, 1998, compared to $401,000 for the nine months ended September 30, 1997, a decrease of $4,000, or 1%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.

         1545


  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized net income of $143,000 for the year ended December 31, 1997, compared to a net loss of $146,000 for the year ended December 31, 1996. The increase in net income of $289,000 was primarily the result of an increase in revenues and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,787,000 for the year ended December 31, 1997, compared to $1,708,000 for the year ended December 31, 1996, an increase of $79,000, or 4.6%. This increase is due to an increase in rental rates by an average of 8%. Partially off-setting the increase in rental revenues was a decrease in other income due to lower revenues for corporate units.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $648,000 for the year ended December 31, 1997, compared to $859,000 for the year ended December 31, 1996, a decrease of $211,000 or 25%. The decrease is primarily due to lower maintenance costs as the property incurred gutter repairs and exterior painting expenses during 1996, with no similar projects during 1997. Management expenses totaled $87,000 for the year ended December 31, 1997, compared to $82,000 for the year ended December 31, 1996, an increase of $5,000, or 6%, which corresponds to the increase in rental revenues.



     DEPRECIATION EXPENSE



     Depreciation expense increased $8,000 to $296,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



     INTEREST EXPENSE



     Interest expense totaled $534,000 for the year ended December 31, 1997, compared to $538,000 for the year ended December 31, 1996, a decrease of $4,000, or 0.7%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership incurred a net loss of $146,000 for the year ended December 31, 1996, compared to a net loss of $158,000 for the year ended December 31, 1995. The decrease in net loss of $12,000 was primarily the result of an increase in revenues, off-set by an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,708,000 for the year ended December 31, 1996, compared to $1,580,000 for the year ended December 31, 1995, an increase of $128,000, or 8%. This increase is due primarily to a 6% increase in rental rates, as occupancy remained stable at 93%. In addition, the Partnership experienced an increase in other income due to higher revenues for corporate units.

         1546


     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $859,000 for the year ended December 31, 1996, compared to $689,000 for the year ended December 31, 1995, an increase of $170,000 or 25%. This increase is primarily due to higher maintenance costs as the property incurred gutter repairs and exterior painting expenses during 1996, with no similar projects during 1995. Management expenses totaled $82,000 for the year ended December 31, 1996, compared to $77,000 for the year ended December 31, 1995, an increase of $5,000 or 6%, which corresponds to the increase in rental revenues.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses decreased $23,000 to $51,000 due primarily to lower legal and professional costs for 1996.



     DEPRECIATION EXPENSE



     Depreciation expense increased $9,000 to $288,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1996.



     INTEREST EXPENSE



     Interest expense totaled $538,000 for the year ended December 31, 1996, compared to $578,000 for the year ended December 31, 1995, a decrease of $40,000. The decrease is due to a lower rate on the partnership indebtedness that was refinanced in June 1995, resulting in lower expense for all of 1996, compared to only six months for the lower expense in 1995.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your partnership had $557,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $6,193,000. The mortgage requires monthly payments of approximately $47,000 until July, 2002, at which time a balloon payment of approximately $5,909,000 will be due. The note is collateralized by pledge of land and buildings and has a stated interest rate of 8.08% There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         1547

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 200 units of your partnership (up to 50 units) for consideration per unit of (i) 452.50 Preferred OP Units, (ii) 292.50 Common OP Units, or (iii) $11,312 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         1548

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         1549

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         1550

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         1551

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         1552

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         1553


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         1554


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         1555

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         1556


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         1557


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         1558


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         1559

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         1560

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         1561


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         1562

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         1563


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         1564

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under South Carolina law.               as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash From Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2014.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
operate, lease and manage your partnership's      Partnership is to conduct any business that
property. Subject to restrictions contained       may be lawfully conducted by a limited
in your partnership's agreement of limited        partnership organized pursuant to the
partnership, your partnership may perform         Delaware Revised Uniform Limited Part-
all act necessary, advisable or convenient        nership Act (as amended from time to time,
to the business of your partnership in-           or any successor to such statute) (the
cluding borrowing money and creating liens.       "Delaware Limited Partnership Act"),
                                                  provided that such business is to be
                                                  conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         1565
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership           The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 200 units for cash and      limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, the general partners         contribute funds or other assets to its
may not enter into contracts with themselves      subsidiaries or other persons in which it
or their affiliates, except                       has an equity investment,

         1566
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

for the agreement specified in your               and such persons may borrow funds from the
partnership's agreement of limited                AIMCO Operating Partnership, on terms and
partnership in connection with the                conditions established in the sole and
acquisition, operation, management and            absolute discretion of the general partner.
ownership of your partnership's property.         To the extent consistent with the business
Your partnership may not make loans to any        purpose of the AIMCO Operating Partnership
of the general partners but the general           and the permitted activities of the general
partners may make loans to your partnership       partner, the AIMCO Operating Partnership may
in such amounts as the general partners deem      transfer assets to joint ventures, limited
necessary for the payment of any partnership      liability companies, partnerships,
obligations and expenses; provided that the       corporations, business trusts or other
interest is 1% over the then prevailing           business entities in which it is or thereby
prime rate of The Citizens and Southern           becomes a participant upon such terms and
National Bank of South Carolina for               subject to such conditions consistent with
short-term, unsecured loans (but not in any       the AIMCO Operating Partnership Agreement
case higher than the legal rate) and the          and applicable law as the general partner,
general partners first make a reasonable          in its sole and absolute discretion,
effort to obtain loans at the most favorable      believes to be advisable. Except as
rate from unaffiliated parties.                   expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money in such amounts        contains no restrictions on borrowings, and
as the general partner deems, in its              the general partner has full power and
reasonable discretion, to be in the best          authority to borrow money on behalf of the
interests of your partnership, on the credit      AIMCO Operating Partnership. The AIMCO
of and enter into obligations, recourse and       Operating Partnership has credit agreements
nonrecourse, on behalf of your partnership        that restrict, among other things, its
and to give as security therefor any of your      ability to incur indebtedness.
partnership's property. However, a
refinancing of your partnership's property
must be approved by the general partner.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles a limited partner or         written demand with a statement of the
its duly authorized representative to             purpose of such demand and at such OP
receive by mail, upon written request to          Unitholder's own expense, to obtain a
your partnership and at such limited part-        current list of the name and last known
ner's sole cost and expense, a list of names      business, residence or mailing address of
and addresses of the limited partners.            the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership has       All management powers over the business and
the responsibility to direct the management       affairs of the AIMCO Operating Partnership
of your partnership's business and assets         are vested in AIMCO-GP, Inc., which is the
and has all rights and powers generally           general partner. No OP Unitholder has any
conferred by law or which are necessary,          right to participate in or exercise control
advisable or consistent in connection             or management power over the business and
therewith. The general partner of your            affairs of the AIMCO Operating Partner-
partnership

         1567
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

has the power and authority to execute            ship. The OP Unitholders have the right to
documents and instruments in its sole name        vote on certain matters described under
on behalf of your partnership. No limited         "Comparison of Your Units and AIMCO OP
partner may take part in or interfere in any      Units -- Voting Rights" below. The general
manner with the conduct or control of the         partner may not be removed by the OP
business of your partnership. Limited             Unitholders with or without cause.
partners have no right or authority to act
for or bind the corporation.                      In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates are not       Agreement, the general partner is not liable
liable to your partnership or any limited         to the AIMCO Operating Partnership for
partner for any acts performed or any             losses sustained, liabilities incurred or
failure to act by any of them performed or        benefits not derived as a result of errors
omitted in good faith, provided that such         in judgment or mistakes of fact or law of
course of conduct did not constitute fraud,       any act or omission if the general partner
gross negligence or willful misconduct. In        acted in good faith. The AIMCO Operating
addition, the general partner and its             Partnership Agreement provides for
affiliates are entitled to indemnification        indemnification of AIMCO, or any director or
by your partnership against any loss or           officer of AIMCO (in its capacity as the
damage resulting from any act or omission         previous general partner of the AIMCO
performed or omitted in good faith, which         Operating Partnership), the general partner,
does not constitute fraud, gross negligence       any officer or director of general partner
or willful misconduct. Moreover, the general      or the AIMCO Operating Partnership and such
partner is not liable to your partnership or      other persons as the general partner may
the limited partners because any taxing           designate from and against all losses,
authorities disallowed or adjusted any            claims, damages, liabilities, joint or
deductions or credits in your partnership         several, expenses (including legal fees),
income tax returns.                               fines, settlements and other

         1568
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  amounts incurred in connection with any
                                                  actions relating to the operations of the
                                                  AIMCO Operating Partnership, as set forth in
                                                  the AIMCO Operating Partnership Agreement.
                                                  The Delaware Limited Partnership Act
                                                  provides that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner and elect a        the business and affairs of the AIMCO
successor general partner upon a vote of the      Operating Partnership. The general partner
limited partners owning a majority of the         may not be removed as general partner of the
outstanding units. The general partner may        AIMCO Operating Partnership by the OP
resign at any time; provided, however that        Unitholders with or without cause. Under the
such resignation does not cause the default       AIMCO Operating Partnership Agreement, the
under or result in the acceleration of the        general partner may, in its sole discretion,
payment of any loan secured by your               prevent a transferee of an OP Unit from
partnership's property. A limited partner         becoming a substituted limited partner
may not transfer his interests without the        pursuant to the AIMCO Operating Partnership
consent of the general partner which may be       Agreement. The general partner may exercise
withheld at the sole discretion of the            this right of approval to deter, delay or
general partner.                                  hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to comply with applicable laws, make      Agreement, whereby the general partner may,
changes of a ministerial nature which do not      without the consent of the OP Unitholders,
materially and adversely affect the rights        amend the AIMCO Operating Partnership
of the limited partners and admit substi-         Agreement, amendments to the AIMCO Operating
tute or additional limited partners. Any          Partnership Agreement require the consent of
other amendments must be approved by the          the holders of a majority of the outstanding
limited partners owning more than 50% of the      Common OP Units, excluding AIMCO and certain
units and the general partner. Limited            other limited exclusions (a "Majority in
partners owning at least

         1569
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

20% of the units have the power to propose        Interest"). Amendments to the AIMCO
amendments to your partnership's agreement        Operating Partnership Agreement may be
of limited partnership.                           proposed by the general partner or by
                                                  holders of a Majority in Interest. Following
                                                  such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives  1/4 of 1% of gross operating            its capacity as general partner of the AIMCO
revenues of your partnership's property,          Operating Partnership. In addition, the
payable monthly. Moreover, the general            AIMCO Operating Partnership is responsible
partner or certain affiliates may be enti-        for all expenses incurred relating to the
tled to compensation for additional services      AIMCO Operating Partnership's ownership of
rendered.                                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, a limited partner,           gross negligence, no OP Unitholder has
unless it is deemed to be taking part in the      personal liability for the AIMCO Operating
control of the business, is not bound by or       Partnership's debts and obligations, and
personally liable for the expenses, liabil-       liability of the OP Unitholders for the
ities or obligations of your partnership. A       AIMCO Operating Partnership's debts and
limited partner's liability is limited            obligations is generally limited to the
solely to the amount of its capital               amount of their investment in the AIMCO
contribution to your partnership, together        Operating Partnership. However, the
with the undistributed share of the profits       limitations on the liability of limited
of your partnership from time to time             partners for the obligations of a limited
credited to its capital account and any           partnership have not been clearly
money or other property wrongfully paid or        established in some states. If it were
conveyed to him on account of his                 determined that the AIMCO Operating Part-
contribution.                                     nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partner-

         1570
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship's obligations to the same extent as the
                                                  general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner has      relevant partnership agreement, Delaware law
an overriding fiduciary obligation to your        generally requires a general partner of a
partnership. The general partner is not           Delaware limited partnership to adhere to
required to devote all of its time or             fiduciary duty standards under which it owes
business efforts to the affairs of your           its limited partners the highest duties of
partnership, but shall devote so much of its      good faith, fairness and loyalty and which
time and attention to your partnership as is      generally prohibit such general partner from
necessary and advisable to successfully           taking any action or engaging in any
manage the affairs of your partnership. In        transaction as to which it has a conflict of
addition, any partner or affiliate may            interest. The AIMCO Operating Partnership
engage in or possess an interest in other         Agreement expressly authorizes the general
business ventures of every nature and             partner to enter into, on behalf of the
description, whether such ventures are            AIMCO Operating Partnership, a right of
competitive with your partnership or              first opportunity arrangement and other
otherwise, which may be located in the            conflict avoidance agreements with various
market area or vicinity of your                   affiliates of the AIMCO Operating
partnership's property and neither your           Partnership and the general partner, on such
partnership nor the partners shall have any       terms as the general partner, in its sole
right in or to such independent ventures or       and absolute discretion, believes are
to the income or profits derived therefrom.       advisable. The AIMCO Operating Partnership
                                                  Agreement expressly limits the liability of
In general, your partnership's agreement of       the general partner by providing that the
limited partnership and the AIMCO Operating       general partner, and its officers and
Partnership Agreement have limitations on         directors will not be liable or accountable
the liability of the general partner but          in damages to the AIMCO Operating
such limitations differ and provide more          Partnership, the limited partners or as-
protection for the general partner of the         signees for errors in judgment or mistakes
AIMCO Operating Partnership.                      of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset

         1571
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital

         1572
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units and the         have the same voting rights       as certain amendments and
approval of the general           as holders of the Common OP       termination of the AIMCO
partner, the limited              Units. See "Description of        Operating Partnership
partners may amend your           OP Units" in the accompany-       Agreement and certain
partnership's agreement of        ing Prospectus. So long as        transactions such as the
limited partnership,              any Preferred OP Units are        institution of bankruptcy
terminate your partnership        outstanding, in addition to       proceedings, an assignment
and approve or disapprove         any other vote or consent of      for the benefit of creditors
the sale of all or                partners required by law or       and certain transfers by the
substantially all of the          by the AIMCO Operating            general partner of its
assets of your partnership.       Partnership Agreement, the        interest in the AIMCO
The removal of the general        affirmative vote or consent       Operating Partnership or the
partner and the election a        of holders of at least 50%        admission of a successor
trustee to liquidate and          of the outstanding Preferred      general partner.
distribute your                   OP Units will be necessary
partnership's assets upon a       for effecting any amendment       Under the AIMCO Operating
dissolution caused by the         of any of the provisions of       Partnership Agreement, the
retirement of the general         the Partnership Unit              general partner has the
partner both require the          Designation of the Preferred      power to effect the
vote of a majority of the         OP Units that materially and      acquisition, sale, transfer,
outstanding units. The            adversely affects the rights      exchange or other
affirmative vote of all           or preferences of the             disposition of any assets of
limited partners and the          holders of the Preferred OP       the AIMCO Operating
approval of the general           Units. The creation or            Partnership (including, but
partner is required to elect      issuance of any class or          not limited to, the exercise
a substitute general              series of partnership units,      or grant of any conversion,
partner.                          including, without                option, privilege or
                                  limitation, any partner-          subscription right or any
The general partner may           ship units that may have          other right available in
cause the dissolution of the      rights senior or superior to      connection with any assets
your partnership by               the Preferred OP Units,           at any time held by the
retiring. Your partnership        shall not be deemed to            AIMCO Operating Partnership)
may be continued by the           materially adversely affect       or the merger,
remaining general partner         the rights or preferences of      consolidation,
or, if none, all of the           the holders of Preferred OP       reorganization or other
limited partners may agree        Units. With respect to the        combination of the AIMCO
to continue your part-            exercise of the above             Operating Partnership with
nership and elect a               described voting rights,          or into another entity, all
successor to the general          each Preferred OP Units           without the consent of the
partner.                          shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
In general, you have greater                                        The general partner may
voting rights in your                                               cause the dissolution of the
partnership than you will                                           AIMCO Operating Partnership
have as an OP Unitholder. OP                                        by an "event of withdrawal,"
Unitholders cannot remove                                           as defined in the Delaware
the general partner of the                                          Limited Partnership Act
AIMCO Operating Partnership.                                        (including, without limi-
                                                                    tation, bankruptcy), unless,

         1573
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Net Cash from       at the rate of $0.50 per          or such portion as the
Operation as defined in your      Preferred OP Unit; provided,      general partner may in its
partnership's agreement of        however, that at any time         sole and absolute discretion
limited partnership are made      and from time to time on or       determine, of Available Cash
not less often than               after the fifth anniversary       (as defined in the AIMCO
semi-annually. The                of the issue date of the          Operating Partnership
distributions payable to the      Preferred OP Units, the           Agreement) generated by the
partners are not fixed in         AIMCO Operating Partnership       AIMCO Operating Partnership
amount and depend upon the        may adjust the annual             during such quarter to the
operating results and net         distribution rate on the          general partner, the special
sales or refinancing pro-         Preferred OP Units to the         limited partner and the
ceeds available from the          lower of (i) 2.00% plus the       holders of Common OP Units
disposition of your               annual interest rate then         on the record date es-
partnership's assets.             applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the
                                  Such distributions will be

         1574
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  cumulative from the date of       future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner                 are not listed                    Agreement re-

         1575
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

by such person if: (1) the        on any securities exchange.       stricts the transferability
transfer complies with the        The Preferred OP Units are        of the OP Units. Until the
then-applicable rules and         subject to restrictions on        expiration of one year from
regulations of any gov-           transfer as set forth in the      the date on which an OP
ernmental authority with          AIMCO Operating Partnership       Unitholder acquired OP
jurisdiction over the             Agreement.                        Units, subject to certain
disposition, (2) except in                                          exceptions, such OP
specified circumstances, the      Pursuant to the AIMCO             Unitholder may not transfer
interest transferred is not       Operating Partnership             all or any portion of its OP
less than 1 unit, (3) a           Agreement, until the              Units to any transferee
written assignment has been       expiration of one year from       without the consent of the
duly executed and                 the date on which a holder        general partner, which
acknowledged by the assignor      of Preferred OP Units             consent may be withheld in
and assignee, (4) the ap-         acquired Preferred OP Units,      its sole and absolute
proval of the general             subject to certain                discretion. After the
partner which may be              exceptions, such holder of        expiration of one year, such
withheld in the sole and          Preferred OP Units may not        OP Unitholder has the right
absolute discretion of the        transfer all or any portion       to transfer all or any
general partner has been          of its Preferred OP Units to      portion of its OP Units to
granted and (5) the assignor      any transferee without the        any person, subject to the
and assignee have complied        consent of the general            satisfaction of certain con-
with such other conditions        partner, which consent may        ditions specified in the
as set forth in your              be withheld in its sole and       AIMCO Operating Partnership
partnership's agreement of        absolute discretion. After        Agreement, including the
limited partnership.              the expiration of one year,       general partner's right of
                                  such holders of Preferred OP      first refusal. See
There are no redemption           Units has the right to            "Description of OP Units --
rights associated with your       transfer all or any portion       Transfers and Withdrawals"
units.                            of its Preferred OP Units to      in the accompanying
                                  any person, subject to the        Prospectus.
                                  satisfaction of certain
                                  conditions specified in the       After the first anniversary
                                  AIMCO Operating Partner-          of becoming a holder of
                                  ship Agreement, including         Common OP Units, an OP
                                  the general partner's right       Unitholder has the right,
                                  of first refusal.                 subject to the terms and
                                                                    conditions of the AIMCO
                                  After a one-year holding          Operating Partnership
                                  period, a holder may redeem       Agreement, to require the
                                  Preferred OP Units and            AIMCO Operating Partnership
                                  receive in exchange               to redeem all or a portion
                                  therefor, at the AIMCO Oper-      of the Common OP Units held
                                  ating Partnership's option,       by such party in exchange
                                  (i) subject to the terms of       for a cash amount based on
                                  any Senior Units (as defined      the value of shares of Class
                                  below), cash in an amount         A Common Stock. See
                                  equal to the Liquidation          "Description of OP
                                  Preference of the Preferred       Units -- Redemption Rights"
                                  OP Units tendered for             in the accompanying
                                  redemption, (ii) a number of      Prospectus. Upon receipt of
                                  shares of Class A Common          a notice of redemption, the
                                  Stock of AIMCO that is equal      AIMCO Operating Partnership
                                  in Value to the Liquidation       may, in its sole and
                                  Preference of the Preferred       absolute discretion but
                                  OP Units tendered for             subject to the restrictions
                                  redemption, or (iii) for          on the ownership of Class A
                                  Preferred OP Units redeemed       Common Stock imposed under
                                  after a two-year holding          AIMCO's charter and the
                                  period, a number of shares        transfer restrictions and
                                  of Class I Preferred Stock        other limitations thereof,
                                  of AIMCO that pay an              elect to cause AIMCO to
                                                                    acquire some or all of the
                                                                    ten-

         1576
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         1577

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         1578

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         1579

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         1580

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         1581


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         1582


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         1583

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         1584

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         1585

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         1586

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $16,000 in 1996, $16,000 in 1997 and $12,000 in 1998. The property manager received management fees of $82,000 in 1996, $87,000, in 1997 and $99,212 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         1587

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $565,600 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         1588

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.



                                    EXPERTS



     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Coastal Commons Limited Partnership at December 31, 1997, and for the year then ended, as set forth in their report. We've included the consolidated financial statements of Coastal Commons Limited Partnership in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         1589


                      COASTAL COMMONS LIMITED PARTNERSHIP


                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Consolidated Balance Sheet as of September 30,
  1998 (Unaudited)..........................................   F-2
Condensed Consolidated Statements of Operations for the nine
  months ended September 30, 1998 and 1997 (Unaudited)......   F-3
Condensed Consolidated Statements of Cash Flows for the nine
  months ended September 30, 1998 and 1997 (Unaudited)......   F-4
Note A -- Basis of Presentation (Unaudited).................   F-4
Report of Independent Auditors..............................   F-5
Consolidated Balance Sheet as of December 31, 1997..........   F-6
Consolidated Statement of Operations for the year ended
  December 31, 1997.........................................   F-7
Consolidated Statement of Changes in Partners' Deficit for
  the year ended December 31, 1997..........................   F-8
Consolidated Statement of Cash Flows for the year ended
  December 31, 1997.........................................   F-9
Notes to Consolidated Financial Statements..................  F-10
Consolidated Balance Sheet as of December 31, 1996
  (Unaudited)...............................................  F-15
Consolidated Statement of Operations for the year ended
  December 31, 1996 (Unaudited).............................  F-16
Consolidated Statement of Partners' Deficit for the year
  ended December 31, 1996 (Unaudited).......................  F-17
Consolidated Statement of Cash Flows for the year ended
  December 31, 1996 (Unaudited).............................  F-18
Notes to Consolidated Financial Statements (Unaudited)......  F-19

         1590


                      COASTAL COMMONS LIMITED PARTNERSHIP



              CONDENSED CONSOLIDATED BALANCE SHEET -- (UNAUDITED)


                               SEPTEMBER 30, 1998



                                        ASSETS
Cash and cash equivalents...................................                 $  557,000
Receivables and deposits....................................                     66,000
Restricted escrows..........................................                    201,000
Other assets................................................                    111,000
Investment property
  Land......................................................  $   684,000
  Building and related personal property....................    8,691,000
                                                              -----------
                                                                9,375,000
  Less: Accumulated depreciation............................   (4,564,000)    4,811,000
                                                              -----------    ----------
          Total assets......................................                 $5,746,000
                                                                             ==========
                           LIABILITIES AND PARTNERS' DEFICIT
Accounts payable and accrued liabilities....................                 $  212,000
Tenant security deposits....................................                     51,000
Mortgage note payable.......................................                  6,193,000
Minority interest...........................................                     18,000
Partners' deficit...........................................                   (728,000)
                                                                             ----------
          Total Liabilities and Partners' Deficit...........                 $5,746,000
                                                                             ----------
                                                                             ----------



                             See accompanying note.

         1591


                      COASTAL COMMONS LIMITED PARTNERSHIP



         CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS -- (UNAUDITED)



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Revenues:
  Rental Income.............................................  $1,271,000    $1,227,000
  Other Income..............................................      92,000       100,000
                                                              ----------    ----------
          Total Revenues....................................   1,363,000     1,327,000
Expenses:
  Operating Expenses........................................     480,000       499,000
  General and Administrative Expenses.......................      35,000        20,000
  Depreciation Expense......................................     226,000       226,000
  Interest Expense..........................................     397,000       401,000
  Property Tax Expense......................................      94,000        94,000
                                                              ----------    ----------
          Total Expenses....................................   1,232,000     1,240,000
          Net Income........................................  $  131,000    $   87,000
                                                              ==========    ==========



                             See accompanying note.

         1592


                      COASTAL COMMONS LIMITED PARTNERSHIP



          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Operating Activities:
  Net income................................................  $ 131,000    $  87,000
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and Amortization..........................    246,000      246,000
     Changes in accounts:
       Receivables and deposits and other assets............     (6,000)     (25,000)
       Accounts payable and accrued expenses................     89,000       50,000
                                                              ---------    ---------
          Net cash provided by (used in) operating
            activities......................................    460,000      358,000
                                                              ---------    ---------
Investing Activities:
  Property improvements and replacements....................    (43,000)     (51,000)
  Net (increase)/decrease in restricted escrows.............    (41,000)     (40,000)
                                                              ---------    ---------
          Net cash provided by (used in) investing
            activities......................................    (84,000)     (91,000)
Financing Activities:
  Payments on mortgage......................................    (47,000)     (43,000)
  Partners' Distributions...................................   (231,000)    (100,000)
                                                              ---------    ---------
          Net cash provided by (used in) financing
            activities......................................   (278,000)    (143,000)
                                                              ---------    ---------
          Net increase (decrease) in cash and cash
            equivalents.....................................     98,000      124,000
  Cash and cash equivalents at beginning of year............    459,000      319,000
                                                              ---------    ---------
  Cash and cash equivalents at end of period................  $ 557,000    $ 443,000
                                                              =========    =========



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Coastal Commons Limited Partnership as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         1593

                         REPORT OF INDEPENDENT AUDITORS

The Partners
Coastal Commons Limited Partnership

     We have audited the accompanying consolidated balance sheet of Coastal Commons Limited Partnership as of December 31, 1997 and the related consolidated statements of operations, changes in partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coastal Commons Limited Partnership at December 31, 1997 and the consolidated results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/  ERNST & YOUNG LLP

August 31, 1998
Greenville, South Carolina

         1594

                      COASTAL COMMONS LIMITED PARTNERSHIP

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                     ASSETS

Cash and cash equivalents...................................             $  459
Receivables and deposits....................................                 57
Restricted escrows..........................................                160
Loan costs, net of $65 amortization.........................                125
Other assets................................................                  9
Investment property, at cost (Notes B and D):
  Land......................................................  $   684
  Buildings and related personal property...................    8,648
                                                              -------
                                                                9,332
  Less accumulated depreciation.............................   (4,338)    4,994
                                                              -------    ------
                                                                         $5,804
                                                                         ======

                       LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................             $   23
  Security deposits and other tenant liabilities............                 41
  Other liabilities.........................................                110
  Mortgage note payable (Note B)............................              6,240
                                                                         ------
                                                                          6,414
Minority interest (Note A)..................................                 18
Partners' deficit:
  General partners..........................................  $    (7)
  Limited partners (200 units issued and outstanding).......     (621)     (628)
                                                              -------    ------
                                                                         $5,804
                                                                         ======

                            See accompanying notes.

         1595

                      COASTAL COMMONS LIMITED PARTNERSHIP

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                        (IN THOUSANDS, EXCEPT UNIT DATA)

Revenues:
  Rental income.............................................           $ 1,663
  Other income..............................................               124
                                                                       -------
                                                                         1,787
Expenses:
  Operating.................................................  $648
  General and administrative................................    48
  Depreciation..............................................   296
  Interest..................................................   534
  Property taxes............................................   118       1,644
                                                              ----     -------
Net income..................................................           $   143
                                                                       =======
Net income allocated to general partners (1%)...............           $     1
Net income allocated to limited partners (99%)..............               142
                                                                       -------
                                                                       $   143
                                                                       =======
Net income per limited partnership unit.....................           $707.85
                                                                       =======

                            See accompanying notes.

         1596

                      COASTAL COMMONS LIMITED PARTNERSHIP

             CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   -----
Deficit at December 31, 1996................................    $(7)      $(664)    $(671)
Net income..................................................      1         142       143
Distributions to partners...................................     (1)        (99)     (100)
                                                                ---       -----     -----
Deficit at December 31, 1997................................    $(7)      $(621)    $(628)
                                                                ===       =====     =====

                            See accompanying notes.

         1597

                      COASTAL COMMONS LIMITED PARTNERSHIP

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

Cash flows from operating activities
  Net income................................................   $ 143
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     296
     Amortization of loan costs and mortgage discount.......      29
     Change in accounts:
       Receivables and deposits.............................      (7)
       Other assets.........................................      (9)
       Accounts payable.....................................     (55)
       Tenant security deposit liabilities..................       5
       Other liabilities....................................      21
                                                               -----
  Net cash provided by operating activities.................     423
Cash flows from investing activities
  Property improvements and replacements....................     (64)
  Deposits to restricted escrows............................     (60)
                                                               -----
  Net cash used in investing activities.....................    (124)
Cash flows from financing activities
  Principal payments on mortgage notes payable..............     (59)
  Distributions to partners.................................    (100)
                                                               -----
  Net cash used in financing activities.....................    (159)
                                                               -----
  Net increase in cash and cash equivalents.................     140
  Cash and cash equivalents at December 31, 1996............     319
                                                               -----
  Cash and cash equivalents at December 31, 1997............   $ 459
                                                               =====
Supplemental disclosure of cash flow information
  Cash paid for interest....................................   $ 507
                                                               =====

                            See accompanying notes.

         1598

                      COASTAL COMMONS LIMITED PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Coastal Commons Limited Partnership (the "Partnership") was organized as a limited partnership under the laws of the State of South Carolina pursuant to a Certificate and Agreement of Limited Partnership dated June 29, 1984 and extending to December 31, 2014, unless terminated sooner. Two hundred units of limited partnership interests, an individual general partner interest and two corporate general partner interests were issued. The Partnership owns and operates a 240-unit apartment complex, Hibben Ferry Apartments, in Mt. Pleasant, South Carolina.

  Principles of Consolidation

     The consolidated financial statements include all of the accounts of the Partnership's 79%-owned subsidiary Hibben Ferry Recreation Center, which owns recreational property used jointly by Hibben Ferry Apartments and a condominium complex owned and operated by an unaffiliated party. All significant intercompany accounts have been eliminated in consolidation. Minority interest represents the 21% non-affiliated ownership interest in Hibben Ferry Recreation Center.

  Investment Property

     Investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1997.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Risks and Uncertainties

     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.

  Cash and Cash Equivalents

     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

  Fair Value of Financial Instruments

     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long-term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.

         1599
                      COASTAL COMMONS LIMITED PARTNERSHIP

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Loan Costs

     Loan costs are being amortized on a straight-line basis over the life of the loan.

  Tenant Security Deposits

     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.

  Restricted Escrows

     A Replacement Reserve was established at the time of the refinancing of the mortgage note payable encumbering the apartment property to cover necessary costs and expenses incurred for capital improvements. The Partnership is required to make a monthly deposit of $4,000 to the reserve. At December 31, 1997, the account balance was approximately $125,000. There is also approximately $35,000 in replacement reserves for the Hibben Ferry Recreation Center.

  Partnership Allocations

     Net earnings or loss, distributions to partners, and taxable income or loss are allocated to the partners in accordance with the partnership agreement.

  Leases

     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.

  Advertising Costs

     The Partnership expenses the costs of advertising as incurred.

  Depreciation

     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.

NOTE B -- MORTGAGE NOTE PAYABLE

     The mortgage note of approximately $6,240,000 bears interest at 8.08% and is payable in monthly principal and interest installments of approximately $47,000 with a balloon payment of approximately $5,909,000 at maturity on July 1, 2002.

     The mortgage note payable is non-recourse and requires prepayment penalties if repaid prior to maturity and prohibits resale of the property subject to the existing indebtedness. The mortgage note payable is secured by pledge of the apartment property and by pledge of revenues from the apartment property.

         1600
                      COASTAL COMMONS LIMITED PARTNERSHIP

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Scheduled principal payments of the mortgage note payable subsequent to December 31, are as follows (in thousands):

1998.......................................................   $   64
1999.......................................................       69
2000.......................................................       75
2001.......................................................       81
2002.......................................................    5,951
                                                              ------
                                                              $6,240
                                                              ======

NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES

     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.

     The following payments were made to Insignia and its affiliates in 1997 (in thousands):

Property management fees....................................   $87
General partner expenses....................................    12
Asset management fees.......................................     4


     For the period of January 1, 1997, to August 31, 1997, the Partnership insured its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligations was not significant.


NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP
                                 (IN THOUSANDS)

                                                                          BUILDINGS        COST
                                                                         AND RELATED    CAPITALIZED
                                                                          PERSONAL     SUBSEQUENT TO
                   DESCRIPTION                     ENCUMBRANCES   LAND    PROPERTY      ACQUISITION
                   -----------                     ------------   ----   -----------   -------------
Hibben Ferry Apartments
  Mount Pleasant, South Carolina.................     $6,240      $684     $8,027          $490
Hibben Ferry Recreation..........................         --        --        121            10
                                                      ------      ----     ------          ----
Totals...........................................     $6,240      $684     $8,148          $500
                                                      ======      ====     ======          ====

         1601
                      COASTAL COMMONS LIMITED PARTNERSHIP

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                         GROSS AMOUNT AT WHICH CARRIED
                                 (IN THOUSANDS)

                                                     BUILDINGS
                                                        AND
                                                      RELATED                                        DEPRECIABLE
                                                     PERSONAL              ACCUMULATED      DATE       LIFE --
                DESCRIPTION                  LAND    PROPERTY     TOTAL    DEPRECIATION   ACQUIRED      YEARS
                -----------                  ----   -----------   ------   ------------   --------   ------------
Hibben Ferry Apartments....................  $684     $8,517      $9,201      $4,277        1984         5-30
Hibben Ferry Recreation....................    --        131         131          61        1984         5-30
                                             ----     ------      ------      ------
Totals.....................................  $684     $8,648      $9,332      $4,338
                                             ====     ======      ======      ======

     The depreciable lives included above are for the buildings and components. The depreciable live for related personal property are for 5 to 7 years.

     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):

Investment Property
  Balance at beginning of year..............................   $9,268
  Property improvements.....................................       64
                                                               ------
  Balance at end of year....................................   $9,332
                                                               ======
Accumulated Depreciation
  Balance at beginning of year..............................   $4,042
  Additions charged to expense..............................      296
                                                               ------
  Balance at end of year....................................   $4,338
                                                               ======

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $9,241,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $7,044,000.

NOTE E -- INCOME TAXES

     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

     The following is a reconciliation of reported net income and Federal taxable loss (in thousands, except per unit data):

Net income as reported......................................   $   143
Add (deduct):
  Depreciation differences..................................       (54)
  Rental Income.............................................        21
  Other.....................................................         3
                                                               -------
Net income -- Federal income tax basis......................   $   113
                                                               -------
Federal taxable income per limited partnership unit.........   $559.35
                                                               =======

         1602
                      COASTAL COMMONS LIMITED PARTNERSHIP

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):

Net liabilities as reported.................................   $  (628)
Investment property.........................................    (2,713)
Syndication fees............................................     1,605
Other.......................................................        47
                                                               -------
Net liabilities -- tax basis................................   $(1,689)
                                                               =======

NOTE F -- YEAR 2000 (UNAUDITED)

     The Partnership is dependent upon the General Partner and Insignia for management and administrative services. Insignia has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter (the "Year 2000 Issue"). The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The General partner believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Partnership.

NOTE G -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         1603


                      COASTAL COMMONS LIMITED PARTNERSHIP



                     CONSOLIDATED BALANCE SHEET (UNAUDITED)


                               DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                     ASSETS



Cash and cash equivalents...................................             $  319
Receivables and deposits....................................                 50
Restricted escrows..........................................                100
Loan costs, net of $38 amortization.........................                154
Investment property, at cost (Notes B and D):
  Land......................................................  $   684
  Buildings and related personal property...................    8,584
                                                              -------
                                                                9,268
  Less accumulated depreciation.............................   (4,042)    5,226
                                                              -------    ------
                                                                         $5,849
                                                                         ======

                       LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................             $   78
  Security deposits and other tenant liabilities............                 36
  Other liabilities.........................................                 89
  Mortgage note payable (Note B)............................              6,299
                                                                         ------
                                                                          6,502
Minority interest (Note A)..................................                 18
Partners' deficit:
  General partners..........................................       (7)
  Limited partners (200 units issued and outstanding).......     (664)     (671)
                                                              -------    ------
                                                                         $5,849
                                                                         ======



                            See accompanying notes.

         1604


                      COASTAL COMMONS LIMITED PARTNERSHIP



               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



Revenues:
  Rental income.............................................          $  1,539
  Other income..............................................               169
                                                                      --------
                                                                         1,708
Expenses:
  Operating.................................................  $859
  General and administrative................................    51
  Depreciation..............................................   288
  Interest..................................................   538
  Property taxes............................................   118       1,854
                                                              ----    --------
Net loss....................................................              (146)
Net loss allocated to general partners (1%).................                (1)
Net loss allocated to limited partners(99%).................              (145)
                                                                      --------
                                                                      $   (146)
                                                                      ========
Net loss per limited partnership unit.......................          $(725.00)
                                                                      ========



                            See accompanying notes.

         1605


                      COASTAL COMMONS LIMITED PARTNERSHIP



            CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   -----
Deficit at December 31, 1995................................    $(6)      $(519)    $(525)
  Net loss..................................................     (1)       (145)     (146)
                                                                ---       -----     -----
Deficit at December 31, 1996................................    $(7)      $(664)    $(671)
                                                                ===       =====     =====



                             See accompanying notes

         1606


                      COASTAL COMMONS LIMITED PARTNERSHIP



                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(146)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation..............................................    288
  Amortization of loan costs................................     27
  Change in accounts
     Receivables and deposits and other assets..............     (7)
     Accounts payable and other liabilities.................     19
                                                              -----
Net cash provided by operating activities...................    181
CASH FLOWS FROM INVESTING ACTIVITIES
Property improvements and replacements......................    (63)
Net withdrawals from restricted escrows.....................     55
                                                              -----
Net cash used in investing activities.......................     (8)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on mortgage notes payable................    (55)
                                                              -----
Net cash used in financing activities.......................    (55)
                                                              -----
Net increase in cash and cash equivalents...................    118
Cash and cash equivalents at December 31, 1995..............    201
                                                              -----
Cash and cash equivalents at December 31, 1996..............  $ 319
                                                              =====
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest......................................  $ 511
                                                              =====



                            See accompanying notes.

         1607


                      COASTAL COMMONS LIMITED PARTNERSHIP



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


                               DECEMBER 31, 1996



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Coastal Commons Limited Partnership (the "Partnership") was organized as a limited partnership under the laws of the State of South Carolina pursuant to a Certificate and Agreement of Limited Partnership dated June 29, 1984 and extending to December 31, 2014, unless terminated sooner. Two hundred units of limited partnership interests, an individual general partner interest and two corporate general partner interests were issued. The Partnership owns and operates a 240-unit apartment complex, Hibben Ferry Apartments, in Mt. Pleasant, South Carolina.



  Principles of Consolidation



     The consolidated financial statements include all of the accounts of the Partnership's 79%-owned subsidiary Hibben Ferry Recreation Center, which owns recreational property used jointly by Hibben Ferry Apartments and a condominium complex owned and operated by an unaffiliated party. All significant intercompany accounts have been eliminated in consolidation. Minority interest represents the 21% non-affiliated ownership interest in Hibben Ferry Recreation Center.



  Investment Property



     Investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities, in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value of Financial Instruments



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long-term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.

         1608

                      COASTAL COMMONS LIMITED PARTNERSHIP



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



  Loan Costs



     Loan costs are being amortized on a straight-line basis over the life of the loan.



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Restricted Escrows



     A Replacement Reserve was established at the time of the refinancing of the mortgage note payable in 1995 to cover necessary costs and expenses incurred for capital improvements. The Partnership is required to make a monthly deposit of $4,000 to the reserve. At December 31, 1996, the account balance was approximately $71,000. There is also approximately $29,000 in replacement reserves for the Hibben Ferry Recreation Center.



  Partnership Allocations



     Net earnings or loss, distributions to partners, and taxable income or loss are allocated to the partners in accordance with the partnership agreement.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years



NOTE B -- MORTGAGE NOTE PAYABLE



     The mortgage note of approximately $6,299,000 bears interest at 8.08% and is payable in monthly principal and interest installments of approximately $47,000 with a balloon payment of approximately $5,909,000 at maturity on July 1, 2002.



     The mortgage note payable is non-recourse and requires prepayment penalties if repaid prior to maturity and prohibits resale of the property subject to the existing indebtedness. The mortgage note payable is secured by pledge of the apartment property and by pledge of revenues from the apartment property.

         1609

                      COASTAL COMMONS LIMITED PARTNERSHIP



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



     Scheduled principal payments of the mortgage note payable subsequent to December 31, 1996 are as follows (in thousands):



1997........................................................  $   59
1998........................................................      64
1999........................................................      69
2000........................................................      75
2001........................................................      81
Thereafter..................................................   5,951
                                                              ------
                                                              $6,299
                                                              ======



NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES



     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1997 (in thousands):



Property management fees....................................  $82
General partner expenses....................................   16



     The Partnership insures its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligations was not significant.



NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                          BUILDINGS        COST
                                                                         AND RELATED    CAPITALIZED
                                                                          PERSONAL     SUBSEQUENT TO
DESCRIPTION                                        ENCUMBRANCES   LAND    PROPERTY      ACQUISITION
-----------                                        ------------   ----   -----------   -------------
Hibben Ferry Apartments..........................     $6,299      $684     $8,027          $426
  Mount Pleasant, South Carolina
Hibben Ferry Recreation..........................          0         0        121            10
                                                      ------      ----     ------          ----
          Totals.................................     $6,299      $684     $8,148          $436
                                                      ======      ====     ======          ====

         1610

                      COASTAL COMMONS LIMITED PARTNERSHIP



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                            BUILDINGS
                                           AND RELATED
                                            PERSONAL              ACCUMULATED      DATE     DEPRECIABLE
DESCRIPTION                         LAND    PROPERTY     TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
-----------                         ----   -----------   ------   ------------   --------   -----------
Hibben Ferry Apartments...........  $684     $8,453      $9,137      $3,986        1984        5-30
Hibben Ferry Recreation...........     0        131         131          56        1984        5-30
                                    ----     ------      ------      ------
          Totals..................  $684     $8,584      $9,268      $4,042
                                    ====     ======      ======      ======



     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands).



Investment Property
  Balance at beginning of year..............................   $9,205
  Property improvements.....................................       63
                                                               ------
  Balance at end of year....................................   $9,268
                                                               ======
Accumulated Depreciation
  Balance at beginning of year..............................   $3,754
  Additions charged to expense..............................      288
                                                               ------
  Balance at end of year....................................   $4,042
                                                               ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is $9,178,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is $6,699,000.



NOTE E -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.



     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except per unit data):



Net loss as reported........................................   $     (146)
Add (deduct)
  Depreciation differences..................................          (64)
  Other.....................................................           (9)
                                                               ----------
Net loss -- Federal income tax basis........................         (219)
                                                               ----------
Federal taxable loss per limited partnership unit...........   $(1,084.05)
                                                               ==========

         1611

                      COASTAL COMMONS LIMITED PARTNERSHIP



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net liabilities as reported.................................   $  (671)
Accumulated depreciation....................................    (2,657)
Syndication fees............................................     1,605
Other.......................................................        21
                                                               -------
Net liabilities -- tax basis................................   $(1,702)
                                                               =======



NOTE F -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the Managing General Partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the Managing General Partner and the company that manages the Partnership.

         1612


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         1613

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         1614

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         1615

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         1616

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         1617

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         1618

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         1619

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         1620

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         1621

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         1622

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)              --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305 (xx)      (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         1623

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         1624

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         1625

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         1626

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         1627

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1628

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1629

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         1630

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1631

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         1632

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         1633

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         1634

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1635

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1636

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1637


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         1638

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         1639


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         1640


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         1641


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         1642


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1643


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         1644

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         1645


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         1646


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1647


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         1648


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         1649


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         1650


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         1651


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         1652


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         1653


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         1654


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1655


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         1656


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         1657


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1658


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         1659

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1660


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         1661

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1662

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Coastal Commons L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Coastal Commons L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $11,312 in cash, or 292.50 Common OP Units of the Purchaser, of 452.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         1663

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

         1664

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         1665

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         1666


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         1667


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         1668

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         1669

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         1670

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         1671


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


               Four Quarters Habitat Apartments Associates, Ltd.


                        in exchange for your choice of:

           603.75 of our 8.0% Class Two Partnership Preferred Units;



                   390.25 of our Partnership Common Units; or


                                $15,090 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $15,090 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         1672

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Four
    Quarters Habitat Apartment Associates
    Ltd........................................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-25
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-25
    Possible Lower Distributions...............    S-25
    Uncertain Terms of Preferred Stock.........    S-25
    Redemption Price of Preferred OP Units.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25



                                                  PAGE
                                                  -----
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-48
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58

         1673


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Proration....................................    S-59
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-64
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78



                                                  PAGE
                                                  -----
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
  Description of Class I Preferred Stock.......    S-87
  Comparison of Preferred OP Units and Class I
    Preferred Stock............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         1674

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through wholly owned subsidiaries, AIMCO-GP, Inc. ("AIMCO GP") acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, MAERIL, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $14,048,000, less approximately $730,932 of deferred maintenance and investment. It is possible, that the sale of the property could result in you receiving more per unit than in our offer.

         1675


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         1676


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2030 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $1,207.50 per year on the number of Preferred OP Units, or distributions of $975.63 per year on the number of Common OP Units, that you would receive in exchange for each of your

         1677


partnership's units. During 1998, your partnership paid no cash distributions per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         1678

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $10,300,252 of balloon payments due on its mortgage debt in October, 2001. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership

         1679


interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October, 2001 and require balloon payments of $10,300,252. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         1680

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,207.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $975.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the

         1681

       securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         1682

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 9.80% per annum, which resulted in an increase from the initial capitalization rate of 1.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.87%, resulting in a final capitalization rate of 10.63%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $  1,493,000
Capitalization rate.........................................         10.63%
                                                              ------------
Gross valuation of partnership properties...................  $ 14,048,000
Plus: Cash and cash equivalents.............................       145,164
Plus: Other partnership assets, net of security deposits....       316,899
Less: Mortgage debt, including accrued interest.............   (10,722,392)
Less: Accounts payable and accrued expenses.................      (125,302)
Less: Other liabilities.....................................      (574,650)
                                                              ------------
Partnership valuation before taxes and certain costs........     3,087,719
Less: Disposition fees......................................       526,800
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................      (730,932)
Less: Closing costs.........................................       351,200
                                                              ------------
Estimates net valuation of your partnership.................     1,478,787
Percentage of estimated net valuation allocated to holders
  of units..................................................           100%
                                                              ------------
Estimated net valuation of units............................     1,478,787
          Total number of units.............................          98.0
                                                              ------------
Estimated valuation per unit................................  $     15,090
                                                              ============
Cash consideration per unit.................................  $     15,090
                                                              ============



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $15,090 by the $25 liquidation preference of each Preferred OP Unit to get 603.75 Preferred OP Units per unit.

         1683


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $15,090 by a price of $38.50 to get 390.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $38.69.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................   $ 15,090
Partnership Preferred Units.................................     15,090
Partnership Common Units....................................     15,090
Alternatives:
  Prices on secondary market................................   Not available
  Estimated liquidation proceeds............................   $ 15,090
  Estimated going concern value.............................   $ 13,597
  Alternative going concern value(1)........................     11,344
  Net book value (deficit)..................................   $(62,098)


---------------


(1) Assumes sale of properties when balloon payments are due instead of refinancing the mortgages.

         1684


STANGER ANALYSIS



     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A a single apartment should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.



YOUR PARTNERSHIP



     Your Partnership and its Property. Four Quarters Habitat Apartment Associates, Ltd. is a Florida limited partnership which was formed on May 11, 1983 for the purpose of owning and operating a single apartment property located in Miami, Florida, known as "Four Quarters Habitat." Four Quarters Habitat consists of 336 apartment units. Your partnership has no employees. As of September 30, 1998, there were 100 units of limited partnership interest issued and outstanding, which were held of record by 98 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 8,550,080 limited partnership units in 1983. Between January 1, 1993 and December 31, 1998 your partnership paid no cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2030, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $10,593,171, payable to LP Commercial Conduct Mfg. Trust, which bears interest at the rate of 9.84%. The mortgage debt is due on October, 2001. Your partnership also has a second mortgage note outstanding of 350,000, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, the general partner of your partnership has no loan outstanding to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         1685


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 603.75 of our Class Two Partnership Preferred Units;



     - 390.25 of our Partnership Common Units; or



     - $15,090 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 98 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 603.75 Preferred OP Units, 390.25 Common OP Units, or $15,090 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         1686

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         1687


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $15,090 in cash, 603.75 Preferred OP Units or 390.25 Common OP Units. Both your units and the OP Units

         1688


are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $15,090.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $43,107 for the fiscal year ended December 31, 1998. The property manager received management fees of $118,437 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $369,705 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         1689

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         1690

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         1691

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         1692


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         1693


  SUMMARY FINANCIAL INFORMATION OF FOUR QUARTERS HABITAT APARTMENTS ASSOCIATES
                                      LTD.



     The summary financial information of Four Quarters Habitat Apartments Associates, Ltd. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Four Quarters Habitat Apartments Associates, Ltd. for the years ended December 31, 1997 and, 1996 is based on unaudited financial statements. The December 31, 1995, 1994 and 1993 information is based on unaudited financial information which is not included in this Prospectus Supplement. This information should be read in conjunction with such unaudited financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                FOUR QUARTERS HABITAT APARTMENTS ASSOCIATES LTD.



                                      FOR THE NINE MONTHS
                                      ENDED SEPTEMBER 30,                   FOR THE YEAR ENDED DECEMBER 31,
                                    -----------------------   ------------------------------------------------------------
                                       1998         1997         1997         1996         1995        1994        1993
                                    ----------   ----------   ----------   ----------   ----------   --------   ----------
                                                             (IN THOUSANDS, EXCEPT PER UNIT DATA)
Operating Data:
  Total Revenues..................  $    2,177   $    2,115   $    2,920   $    2,903   $    2,868   $  3,045   $    1,639
  Net Income/(Loss)...............  $     (233)  $     (354)  $     (461)  $     (514)  $     (334)  $    (91)  $     (432)
  Net Income per limited
    partnership unit..............  $(2,326.53)  $(3,540.82)  $(4,612.24)  $(5,142.86)  $(3,336.73)  $(908.16)  $(4,316.33)
  Distributions per limited
    partnership unit..............          --           --           --           --           --         --           --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)......................          --           --           --           --           --         --           --



                                                 SEPTEMBER 30,                               DECEMBER 31,
                                             ----------------------   ----------------------------------------------------------
                                                1998        1997       1997       1996         1995         1994         1993
                                             ----------   ---------   -------   ---------   ----------   ----------   ----------
                                                                    (IN THOUSANDS, EXCEPT PER UNIT DATA)
Balance Sheet Data:
  Cash and Cash Equivalents................  $      223   $     130   $   145   $     185   $      285   $      405   $      148
  Real Estate, Net of Accumulated
    Depreciation...........................  $    8,696   $   9,171   $ 9,002   $   9,404   $    9,826   $    9,834   $   10,450
  Total Assets.............................  $    9,852   $  10,346   $ 9,948   $  10,442   $   11,056   $   11,588   $   12,266
  Notes Payable............................  $   10,615   $  10,699   $10,678   $  10,756   $   10,826   $   10,890   $    9,832
General Partners' Capital/ (Deficit).......  $   (1,543)  $  (1,536)  $(1,538)  $  (1,529)  $   (1,519)  $   (1,512)  $   (1,510)
Limited Partners' Capital/ (Deficit).......  $     (163)  $     170   $    65   $     517   $    1,021   $    1,348   $    1,437
Partners' Deficit..........................  $   (1,706)  $  (1,366)  $(1,473)  $  (1,012)  $     (498)  $     (164)  $      (73)
Total Distributions........................  $       --   $      --   $    --   $      --   $       --   $       --   $       --
Book value per limited partnership unit....  $(1,663.27)  $1,734.69   $663.27   $5,275.51   $10,418.37   $13,755.10   $14,663.27
Net increase (decrease) in cash and cash
  equivalents..............................  $       78   $     (55)  $   (40)  $    (100)  $     (120)  $      257   $      (67)
Net cash provided by operating
  activities...............................  $      349   $     275   $   318   $     143   $      574   $      510   $      295
Ratio of earnings to fixed charges.........      0.73/1      0.60/1    0.60/1      0.56/1       0.72/1       0.92/1       0.33/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO         FOUR QUARTERS
                                                               OPERATING     HABITAT APARTMENTS
                                                              PARTNERSHIP     ASSOCIATES LTD.
                                                              ------------   ------------------
                                                               YEAR ENDED        YEAR ENDED
                                                              DECEMBER 31,      DECEMBER 31,
                                                                  1998              1998
                                                              ------------   ------------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $  975.63          $     0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,207.50          $     0

         1694

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         1695

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth 14,048,000 less approximately 730,932 of deferred maintenance. It is possible, that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         1696


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         1697


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net loss for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



     LACK OF AVAILABILITY OF AUDITED FINANCIAL STATEMENTS. The unaudited financial statements of Four Quarters Habitat Apartment Associates, Ltd. have been prepared from the books and records of the Partnership in accordance with generally accepted accounting principles. An audit of the Partnership's financial statements could not be completed because the General Partner does not have sufficient audit evidence to support the historical capitalized costs of the Partnership's properties, including the initial purchase, which occurred in 1983. Nevertheless, the General Partner believes that such financial statements appropriately reflect the financial condition and results of operations of the Partnership for the periods presented in accordance with generally accepted accounting principles.


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2030 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.

         1698

     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

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     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns [one property]. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $10,300,000 of balloon payments due on its mortgage debt in October 2001. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

         1700


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2% interest, consisting of a 0% limited partnership interest and a 2% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         1701


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         1702

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net loss decreased from $354,000 for the nine months ended September 30, 1997, to $233,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October 2001 and require balloon payments totaling $10,300,000. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2001 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered


     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an

         1703


offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.

         1704


     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,207.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $975.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true

         1705


       value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 9.80% per annum, which resulted in an increase from the initial capitalization rate of 1.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.87%, resulting in a final capitalization rate of 10.63%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We

         1706

       divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Four Quarters Habitat                          $1,493,288            10.63%        $14,048,000
                                                                                   -----------
Estimated Total Gross Property Value


---------------


     (1) The total net operating income is equal to total revenues of $2,880,563, less total expenses of $1,286,475 and recurring replacement costs of $100,800.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $1,082,132. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $  1,493,000
Capitalization rate.........................................         10.63%
                                                              ------------
Gross valuation of your partnership properties..............  $ 14,048,000
Plus: Cash and cash equivalents.............................       145,164
Plus: Other partnership assets, net of security deposits....       316,899
Less: Mortgage debt, including accrued interest.............   (10,722,392)
Less: Accounts payable and accrued expenses.................      (125,302)
Less: Other liabilities.....................................      (574,650)
                                                              ------------
Partnership valuation before taxes and certain costs........  $  3,087,719
Less: Disposition fees......................................  $   (526,800)
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................      (730,932)
Less: Closing costs.........................................      (351,200)
                                                              ------------
Estimates net valuation of your partnership.................     1,478,787
Percentage of estimated net valuation allocated to holders
  of units..................................................        100.00%
                                                              ------------
Estimated net valuation of units............................     1,478,787
          Total number of units.............................          98.0
                                                              ------------
Estimated valuation per unit................................  $     15,090
                                                              ============
Cash consideration per unit.................................  $     15,090
                                                              ============



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $15,090 by the $25 liquidation preference of each Preferred OP Unit to get 603.75 Preferred OP Units per unit.

         1707


     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $15,090 by a price of $38.50 to get 390.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $38.69.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $1,478,787 or .26% is the net valuation of your partnership.


                             FAIRNESS OF THE OFFER

POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net loss of your partnership has decreased from $354,000 for the nine months ended September 30, 1997 to $233,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

         1708

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $15,090, based on a total estimated value of your partnership's property of $14,048,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $1,207.50 per year on the number of Preferred OP Units, or distributions of $975.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive

         1709

if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         1710


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2030, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                               -----------
Cash offer price............................................   $    15,090
Partnership preferred units.................................     15,090(1)
Partnership common units....................................     15,090(1)
Alternatives:
  Prices on secondary market................................   Not available
  Estimated liquidation proceeds............................   $    15,090
  Estimated going concern value.............................   $    13,597
  Net book value (deficit)..................................   $  (62,098)
  Alternative going concern value...........................   $ 11,344(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         1711

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $13,597 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in 2001. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $11,344 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book value per unit is ($62,098) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $14,905 per unit, going concern value of $16,272 per unit and liquidation value of $11,259 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion --

         1712


Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(185), $1,182 and $(3,831). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

         1713

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses and forecasts prepared by your partnership of the estimated current net liquidation value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS



Total Revenues..............................................  $ 3,025,950
Operating Expenses..........................................   (1,349,870)
Replacement Reserves -- Net.................................     (282,042)
Debt Service................................................   (1,168,429)
Capital Expenditures........................................      (66,800)
                                                              -----------
          Net Cash Flow.....................................  $   158,809
                                                              ===========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we

         1714

deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the

         1715


gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.63%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership: (i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; (iii) extraordinary capital expenditure estimates in the amount of $730,932; and (iv) a real estate advisory fee equal to 3.75% of real estate value. Stanger observed that your partnership liquidation value of $1,478,787 was divided by the total units outstanding of 98 to provide the liquidation value per unit of $15,090.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $1,493,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by: (i) partnership administrative expenses of $98,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.13%;
(ii) expenses of sale estimated at 3% of property value and (iii) a real estate advisory fee equal to 3.75% of real estate value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 98 to achieve management's estimate of going concern value of $13,597 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $15,090 per unit is equal to management's estimate of liquidation value, and reflects an 11% premium to management's estimate of going concern value of $13,597 . Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) preferred stock of AIMCO with a value equal to $25. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the

         1716


above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5%, transaction costs of 2.5% to 5.0%, a realty advisory fee equal to 3.75% of asset value, growth rates of 3% and terminal capitalization rate of 11%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return of the portfolio derived from the discounted cash flow analysis, (13.15% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $14,905, $16,272, and $11,259 representing premiums (discounts) to the offer price of (1.2%), 7.8% and (25.4)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), special limited partner and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material

         1717

changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         1718

                                YOUR PARTNERSHIP


GENERAL



     Four Quarters Habitat Apartments, Ltd., is a Florida limited partnership which completed a private offering in 1983. Insignia acquired the general partner of your partnership in December 1993. AIMCO acquired Insignia in October 1998. There are currently a total of 100 limited partners of your partnership and a total of 98 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on May 11, 1983 for the purpose of owning an apartment property located in Miami, Florida, known as "Four Quarters Habitat." Your partnership's property is owned by the partnership but is subject to a mortgage. The property consists of 336 apartment units. There are 80 one-bedroom apartments, 256 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 93.32% in 1998, 95.54% in 1997 and 95.54% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations for 1999 total $730,932 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, electrical, siding trim facia, exterior painting, sidewalks, drives and parking lots, exterior lighting, landscape and irrigation, drainage, termite treatment, and pool resurfacing.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $704    $701    $689    $675    $370



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $90,202 of $14,784,000 of assessed valuation with a current yearly tax rate of 2.3479%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 2.3949% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2030 unless earlier dissolved. Your

         1719


partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 93% and $699, respectively, at December 31, 1998, compared to 95% and $704, respectively, at December 31, 1997. Although there can be no assurance as to the future performance, the general partner expects occupancy to remain strong in the near future. In addition, the general partner noted that it expects to spend approximately $730,932 for capital replacements and improvements at the property in 1999 to update and improve the property's roofing, siding, paving, lighting, and appearance. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $10,593,171, payable to LP Commercial Conduct Mfg. Trust, which bears interest at a rate of 9.84%. The mortgage debt is due on

         1720


October, 2001. Your partnership also has a second mortgage note outstanding of $350,000, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $8,550,000 of limited partnership units in 1983 for $85,500 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December, 2030, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership are not liable to your partnership or any limited partner for loss or damage that may be caused by any acts performed or any failure to act by any of them if such acts were done in good faith and in accordance with sound business practices and in accordance with the terms of your partnership's agreement of limited partnership. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     The general partners and their affiliates are entitled to indemnification by your partnership against any claim, loss, damage, liability, action or expense sustained by it or them as a result of any act or omission done in good faith and in accordance with sound business practices and in accordance with the terms of your partnership's agreement of limited partnership, provided that such acts do not constitute fraud, bad faith, breach of fiduciary duty, gross negligence or intentional misconduct.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         1721


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $85,500. From 1993 through 1998 your partnership has paid no distributions.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                                                    NUMBER UNITS   % OF TOTAL      NUMBER
YEAR                                                TRANSFERRED      UNITS      TRANSACTIONS
----                                                ------------   ----------   ------------
1995..............................................      0           0                0
1996..............................................      0           0                0
1997..............................................      0.5         0.51020%         1
1998..............................................      0           0                0



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.00% interest in your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                           YEAR                             COMPENSATION
                           ----                             ------------
1994......................................................    Not available
1995......................................................    Not available
1996......................................................    $40,143
1997......................................................     40,872
1998......................................................     43,107

         1722


     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                FEES
                            ----                              --------
1994........................................................  Not available
1995........................................................  Not available
1996........................................................  $ 57,825
1997........................................................    57,535
1998........................................................   118,437



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         1723


                         SELECTED FINANCIAL INFORMATION


                 OF FOUR QUARTERS HABITAT APARTMENT ASSOCIATES



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Four Quarters Habitat Apartment Associates taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from financial information which are not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                               FOUR QUARTERS HABITAT APARTMENT ASSOCIATES
                                         --------------------------------------------------------------------------------------
                                              SEPTEMBER 30,                                DECEMBER 31,
                                         -----------------------   ------------------------------------------------------------
                                            1998         1997         1997         1996         1995        1994        1993
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
                                                                  (IN THOUSANDS, EXCEPT PER UNIT DATA)
Cash and Cash Equivalents..............  $      223   $      130   $      145   $      185   $      285   $    405   $      148
Land & Building........................      19,646       19,445       19,445       19,171       18,937     18,307       18,307
Accumulated Depreciation...............     (10,950)     (10,274)     (10,443)      (9,767)      (9,111)    (8,473)      (7,857)
Other Assets...........................         933        1,045          801          853          945      1,349        1,668
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
        Total Assets...................  $    9,852   $   10,346   $    9,948   $   10,442   $   11,056   $ 11,588   $   12,266
                                         ==========   ==========   ==========   ==========   ==========   ========   ==========
Notes Payable..........................  $   10,615   $   10,699   $   10,678   $   10,756   $   10,826   $ 10,890   $    9,832
Other Liabilities......................         943        1,013          743          698          728        862        2,507
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
        Total Liabilities..............  $   11,558   $   11,712   $   11,421   $   11,454   $   11,554   $ 11,752   $   12,339
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
        Partners Deficit...............  $   (1,706)  $   (1,366)  $   (1,473)  $   (1,012)  $     (498)  $   (164)  $      (73)
                                         ==========   ==========   ==========   ==========   ==========   ========   ==========



                                                               FOUR QUARTERS HABITAT APARTMENT ASSOCIATES
                                         --------------------------------------------------------------------------------------
                                           FOR THE NINE MONTHS
                                                  ENDED                                 FOR THE YEAR ENDED
                                              SEPTEMBER 30,                                DECEMBER 31,
                                         -----------------------   ------------------------------------------------------------
                                            1998         1997         1997         1996         1995        1994        1993
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
                                                                  (IN THOUSANDS, EXCEPT PER UNIT DATA)
Rental Revenue.........................  $    2,106   $    2,054   $    2,840   $    2,828   $    2,778   $  2,720   $    1,493
Other Income...........................          71           61           80           75           90        325          146
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
        Total Revenue..................  $    2,177   $    2,115   $    2,920   $    2,903   $    2,868   $  3,045   $    1,639
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
Operating Expenses.....................  $      685   $      738   $    1,116   $    1,143   $      937   $    969   $      624
General & Administrative...............          79           80          106          104           99         95          102
Depreciation...........................         507          507          676          656          638        616          615
Interest Expense.......................         872          879        1,143        1,177        1,191      1,129          641
Property Taxes.........................         267          265          340          337          337        327           89
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
        Total Expenses.................  $    2,410   $    2,469   $    3,381   $    3,417   $    3,202   $  3,136   $    2,071
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
Net income before extraordinary
  items................................  $     (233)  $     (354)  $     (461)  $     (514)  $     (334)  $    (91)  $     (432)
Extraordinary Items....................          --           --           --           --           --         --           --
                                         ----------   ----------   ----------   ----------   ----------   --------   ----------
Net Loss)..............................  $     (233)  $     (354)  $     (461)  $     (514)  $     (334)  $    (91)  $     (432)
                                         ==========   ==========   ==========   ==========   ==========   ========   ==========
Net Income per limited partnership
  unit.................................  $(2,326.53)  $(3,540.82)  $(4,612.24)  $(5,142.86)  $(3,336.73)  $(908.16)  $ 4,316.33)
                                         ==========   ==========   ==========   ==========   ==========   ========   ==========
Distributions per limited partnership
  unit.................................  $       --   $       --   $       --   $       --   $       --   $     --   $       --
                                         ==========   ==========   ==========   ==========   ==========   ========   ==========

         1724


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW


     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the financial statements of Your Partnership included herein.

RESULTS OF OPERATIONS

 Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997

     NET INCOME

     Your Partnership incurred a net loss of $233,000 for the nine months ended September 30, 1998, compared to $354,000 for the nine months ended September 30, 1997. The decrease in net loss of $121,000 was primarily the result of an increase in revenues, coupled with a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the Partnership Property totaled $2,177,000 for the nine months ended September 30, 1998, compared to $2,115,000 for the nine months ended September 30, 1997, an increase of $62,000, or 2.93%. The Partnership increased average rental rates by an average of 3.6%. However, this was offset by a slight decrease in occupancy of 2.0% to 93.32%. There was also slight increases in late charges and deposit forfeitures.

     EXPENSES

     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $685,000 for the nine months ended September 30, 1998, compared to $738,000 for the nine months ended September 30, 1997, an increase of $53,000, or 7.18%. This decrease is due to exterior painting projects and parking lot repairs incurred during 1997 with no corresponding projects performed during the current year. Partnership Property management expenses totaled $88,000 for the nine months ended September 30, 1998, compared to $86,000 for the nine months ended September 30, 1997, an increase of $2,000, or 2.33%. General and administrative expenses, depreciation, interest and property taxes for the nine months ended September 30, 1998 were comparable to those expenses incurred during the corresponding period for 1997.

 Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996

     NET INCOME

     Your Partnership incurred a net loss of $461,000 for the year ended December 31, 1997, compared to a net loss of $514,000 for the year ended December 31, 1996. The decrease in net loss of $53,000 was primarily the result of a slight increase in revenues, coupled with a slight decrease in expenses. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the partnership's property totaled $2,920,000 for the year ended December 31, 1997, compared to $2,903,000 for the year ended December 31, 1996, an increase of $17,000, or 0.59%. The Partnership was able to raise rental rates an average of 2.4%; however, this was partially offset by a 1.8% decrease in occupancy. The Partnership also experienced a $29,000 increase in bad debts during 1997 due to an increase in delinquent tenants and the move-out of tenants with outstanding past due rent.

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     EXPENSES

     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,116,000 for the year ended December 31, 1997, compared to $1,143,000 for the year ended December 31, 1996, a decrease of $27,000 or 2.36%. This decrease is due to lower maintenance expenses as less expensive projects were undertaken at the property during 1997, as compared to 1996. Management expenses totaled $115,000 for the year ended December 31, 1997, compared to $116,000 for the year ended December 31, 1996, a decrease of $1,000, or 0.86%.

     DEPRECIATION EXPENSE

     Depreciation expense increased $20,000 (3.05%) to $676,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.

     INTEREST EXPENSE

     Interest expense totaled $1,143,000 for the year ended December 31, 1997, compared to $1,177,000 for the year ended December 31, 1996, a decrease of $34,000, or 2.89%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.

  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995

     NET INCOME

     Your Partnership incurred a net loss of $514,000 for the year ended December 31, 1996, compared to a net loss of $334,000 for the year ended December 31, 1995. The increase in net loss of $180,000 was primarily the result of an increase in operating and other expenses, partially offset by a slight increase in revenues. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the partnership's property totaled $2,903 ,000 for the year ended December 31, 1996, compared to $2,868,000 for the year ended December 31, 1995, an increase of $35,000, or 1.22%. This increase is due primarily to a 2.2% increase in rental rates, offset by a $12,000 decrease in deposit forfeitures.

     EXPENSES

     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,143,000 for the year ended December 31,1996, compared to $937,000 for the year ended December 31, 1995, an increase of $206,000 or 22%. This increase is due to extensive interior and exterior maintenance projects undertaken at the property during 1996, with no similar projects during 1995. Management expenses totaled $116,000 for the year ended December 31, 1996, compared to $115,000 for the year ended December 31, 1995, an increase of $1,000, or 0.87%..

     DEPRECIATION EXPENSE

     Depreciation expense increased $18,000 (2.82%) to $656,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1996.

     INTEREST EXPENSE

     Interest expense totaled $1,177,000 for the year ended December 31, 1996, compared to $1,191,000 for the year ended December 31, 1995, a decrease of $14,000, or 1.18%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.

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     LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1998, Your Partnership had $223,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $10,615,000. The mortgage requires monthly payments of approximately $94,000 until October, 2001, at which time a balloon payment of approximately $10,300,000 will be due. The note is collateralized by pledge of land and buildings and has a stated interest rate of 9.84%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

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                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 98 units of your partnership (up to 24.5 units) for consideration per unit of (i) 603.75 Preferred OP Units, (ii) 390.25 Common OP Units, or (iii) $15,090 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         1728

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

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  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         1730

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         1731

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         1732

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         1733


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER


     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of

         1734

     operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the

         1735

     reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.



     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

         1736

EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS


     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could

         1737

cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.

     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES


     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained

         1738


River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         1739

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         1740

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         1741


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         1742

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         1743


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         1744

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Florida law for the purpose       as a Delaware limited partnership. The AIMCO
of owning and managing Four Quarters              Operating Partnership owns interests (either
Habitat.                                          directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is           Partnership Agreement") or as provided by
December 31, 2030.                                law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
own, manage, operate, rent lease and repair       Partnership is to conduct any business that
your partnership's property. Subject to           may be lawfully conducted by a limited
restrictions contained in your partnership's      partnership organized pursuant to the
agreement of limited partnership, your            Delaware Revised Uniform Limited Part-
partnership may perform any acts to accom-        nership Act (as amended from time to time,
plish the foregoing including, without            or any successor to such statute) (the
limitation, borrowing funds and creating          "Delaware Limited Partnership Act"),
liens.                                            provided that such business is to be
                                                  conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         1745
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership by      AIMCO Operating Partnership for any
selling not more than 100 units for cash and      partnership purpose from time to time to the
notes to selected persons who fulfill the         limited partners and to other persons, and
requirements set for your partnership's           to admit such other persons as additional
agreement of limited partnership. The             limited partners, on terms and conditions
capital contribution need not be equal for        and for such capital contributions as may be
all limited partners and no action or             established by the general partner in its
consent is required in connection with the        sole discretion. The net capital
admission of any additional limited               contribution need not be equal for all OP
partners.                                         Unitholders. No action or consent by the OP
                                                  Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership and       The AIMCO Operating Partnership may lend or
any of its affiliates may make loans to your      contribute funds or other assets to its
partnership in such amounts as the general        subsidiaries or other persons in which it
partner deems appropri-                           has an equity investment,

         1746
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ate and necessary for the conduct of your         and such persons may borrow funds from the
partnership's business. Such loans will be        AIMCO Operating Partnership, on terms and
upon such terms and for such maturities as        conditions established in the sole and
the managing general partner deems                absolute discretion of the general partner.
reasonable and the interest charged will be       To the extent consistent with the business
three percentage points above the interest        purpose of the AIMCO Operating Partnership
rate being charged to the prime customers of      and the permitted activities of the general
Harris Trust & Savings Bank of Chicago. The       partner, the AIMCO Operating Partnership may
partnership may contract with the general         transfer assets to joint ventures, limited
partners and their affiliates provided that       liability companies, partnerships,
the required payments to be made by your          corporations, business trusts or other
partnership are at competitive rates.             business entities in which it is or thereby
                                                  becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money for partnership        contains no restrictions on borrowings, and
purposes and if security is required              the general partner has full power and
therefor, to pledge, mortgage or subject to       authority to borrow money on behalf of the
any other security device any portion of          AIMCO Operating Partnership. The AIMCO
your partnership assets and to enter into         Operating Partnership has credit agreements
any surety arrangements with respect              that restrict, among other things, its
thereto.                                          ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles limited partners and         written demand with a statement of the
their representatives to inspect and copy         purpose of such demand and at such OP
from the books of account and your agreement      Unitholder's own expense, to obtain a
and any amendments thereto at the prin-           current list of the name and last known
cipal place of business of your partnership       business, residence or mailing address of
during normal business hours upon reasonable      the general partner and each other OP
notice.                                           Unitholder.



                               Management Control


The managing general partner of your              All management powers over the business and
partnership is solely responsible for the         affairs of the AIMCO Operating Partnership
management of your partnership's business         are vested in AIMCO-GP, Inc., which is the
with all rights and powers generally              general partner. No OP Unitholder has any
conferred by law or necessary, advisable or       right to participate in or exercise control
consistent in connection therewith. The           or management power over the business and
exercise of any power conferred by this           affairs of the AIMCO Operating Partner-
agreement on the managing general partner         ship. The OP Unitholders have the right to
serves to bind your partnership. No limited       vote on certain matters described under
partner may take part in the manage-              "Comparison of

         1747
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ment, conduct or control of the business of       Your Units and AIMCO OP Units -- Voting
your partnership or have the power to sign        Rights" below. The general partner may not
for or bind your partnership to any               be removed by the OP Unitholders with or
agreement or document.                            without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or any limited partner for loss       to the AIMCO Operating Partnership for
or damage that may be caused by any act           losses sustained, liabilities incurred or
performed by it or any failure to act if          benefits not derived as a result of errors
such acts were done in good faith and in          in judgment or mistakes of fact or law of
accordance with sound business practices and      any act or omission if the general partner
in accordance with the terms of your              acted in good faith. The AIMCO Operating
partnership's agreement of limited partner-       Partnership Agreement provides for
ship. In addition, the general partner and        indemnification of AIMCO, or any director or
its affiliates are entitled to                    officer of AIMCO (in its capacity as the
indemnification by your partnership against       previous general partner of the AIMCO
any claim, loss, damage, liability, action        Operating Partnership), the general partner,
or expense sustained by it or them as a           any officer or director of general partner
result of any act or omission done in good        or the AIMCO Operating Partnership and such
faith and in accordance with sound business       other persons as the general partner may
practices and in accordance with the terms        designate from and against all losses,
of your partnership's agreement of limited        claims, damages, liabilities, joint or
partnership, provided that such acts do not       several, expenses (including legal fees),
constitute fraud, bad faith, breach of            fines, settlements and other amounts
fiduciary duty, gross negligence or               incurred in connection with any actions
intentional misconduct.                           relating to the operations of the AIMCO
                                                  Operating

         1748
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Partnership, as set forth in the AIMCO
                                                  Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, a general partner of         partner has exclusive management power over
your partnership may be removed for cause,        the business and affairs of the AIMCO
exercisable upon written notice upon the          Operating Partnership. The general partner
written consent or affirmative vote of all        may not be removed as general partner of the
of the limited partners or, under certain         AIMCO Operating Partnership by the OP
circumstances, the limited partners owning        Unitholders with or without cause. Under the
75% or more of the limited partnership units      AIMCO Operating Partnership Agreement, the
outstanding. If there are no remaining            general partner may, in its sole discretion,
general partners, all of the limited part-        prevent a transferee of an OP Unit from
ners or holders of 75% of more the limited        becoming a substituted limited partner
partnership units, under certain                  pursuant to the AIMCO Operating Partnership
circumstances, may elect a substitute             Agreement. The general partner may exercise
general partner. A general partner may sell       this right of approval to deter, delay or
up to 50% of its interest owned at the time       hamper attempts by persons to acquire a
of formation with the consent of at least         controlling interest in the AIMCO Operating
51% of the limited partners. A limited            Partnership. Additionally, the AIMCO
partner may not transfer his interests in         Operating Partnership Agreement contains
your partnership without the consent of the       restrictions on the ability of OP
general partner.                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Amendments to your partnership's agreement        With the exception of certain circumstances
of limited partnership may be proposed by         set forth in the AIMCO Operating Partnership
the general partner of your partnership or        Agreement, whereby the general partner may,
by limited partners owning at least 10% of        without the consent of the OP Unitholders,
the then outstanding limited partnership          amend the AIMCO Operating Partnership
interests. Such amendments will be passed if      Agreement, amendments to the AIMCO Operating
within ninety days of submission to the           Partnership Agreement require the consent of
limited partners, the limited partners            the holders of a majority of the outstanding
owning 51% of the outstanding units consent.      Common OP Units, excluding AIMCO and certain
However, no amendment may reduce the rights       other limited exclusions (a "Majority in
or interests or enlarge the obligations of        Interest"). Amendments to the AIMCO
the limited partners. The general partner         Operating Partnership Agreement may be
may amend your partnership's agreement of         proposed by the

         1749
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

limited partnership as required by law,           general partner or by holders of a Majority
admit limited partners or is necessary to         in Interest. Following such proposal, the
effect changes which do not adversely affect      general partner will submit any proposed
the rights or increase the obligations of         amendment to the OP Unitholders. The general
limited partners.                                 partner will seek the written consent of the
                                                  OP Unitholders on the proposed amendment or
                                                  will call a meeting to vote thereon. See
                                                  "Description of OP Units -- Amendment of the
                                                  AIMCO Operating Partnership Agreement" in
                                                  the accompanying Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives 28.58% of the remaining Cash Flow        its capacity as general partner of the AIMCO
after distributions of 12% per annum of each      Operating Partnership. In addition, the
limited partner's capital contribution has        AIMCO Operating Partnership is responsible
been made to each limited partner. Moreover,      for all expenses incurred relating to the
the general partner or certain affiliates         AIMCO Operating Partnership's ownership of
may be entitled to compensation for               its assets and the operation of the AIMCO
additional services rendered.                     Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, no limited partner is        gross negligence, no OP Unitholder has
bound by or personally liable for any of the      personal liability for the AIMCO Operating
expenses, liabilities or obligation of your       Partnership's debts and obligations, and
partnership beyond the amount contributed by      liability of the OP Unitholders for the
the limited partner to the capital of your        AIMCO Operating Partnership's debts and
partnership, its notes for capital                obligations is generally limited to the
contributions to your partnership and the         amount of their investment in the AIMCO
limited partner's share of undistributed          Operating Partnership. However, the
profits of your partnership.                      limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.

         1750
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                                Fiduciary Duties


Your partnership's agreement of limited           Unless otherwise provided for in the
partnership provides that any partner or          relevant partnership agreement, Delaware law
affiliate may engage in or possess an             generally requires a general partner of a
interest in other business ventures of any        Delaware limited partnership to adhere to
nature and description, including the             fiduciary duty standards under which it owes
acquisition, ownership, financing, leasing,       its limited partners the highest duties of
operation, management, syndication,               good faith, fairness and loyalty and which
brokerage, sale, construction and                 generally prohibit such general partner from
development of real property, and neither         taking any action or engaging in any
your partnership nor any other partners           transaction as to which it has a conflict of
shall have any rights in or to such               interest. The AIMCO Operating Partnership
independent venture or the income or profits      Agreement expressly authorizes the general
derived therefrom. Moreover, the general          partner to enter into, on behalf of the
partner is not required to devote all of          AIMCO Operating Partnership, a right of
their time or business efforts to the             first opportunity arrangement and other
affairs of your partnership, but they are         conflict avoidance agreements with various
required to devote so much time and atten-        affiliates of the AIMCO Operating
tion to your partnership as is reasonably         Partnership and the general partner, on such
necessary and advisable to manage the             terms as the general partner, in its sole
affairs of your partnership to be the best        and absolute discretion, believes are
advantage of your partnership.                    advisable. The AIMCO Operating Partnership
                                                  Agreement expressly limits the liability of
In general, your partnership's agreement of       the general partner by providing that the
limited partnership and the AIMCO Operating       general partner, and its officers and
Partnership Agreement have limitations on         directors will not be liable or accountable
the liability of the general partner but          in damages to the AIMCO Operating
such limitations differ and provide more          Partnership, the limited partners or as-
protection for the general partner of the         signees for errors in judgment or mistakes
AIMCO Operating Partnership.                      of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to

         1751
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  dividends from the Management Subsidiaries
                                                  (as defined below) or interest paid by the
                                                  Management Subsidiaries does not qualify as
                                                  passive activity income and cannot be offset
                                                  against losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the

         1752
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        OP Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, limited              AIMCO Operating Partnership       OP Unitholders have voting
partners have voting rights       Agreement, the holders of         rights only with respect to
in certain circumstances and      the Preferred OP Units will       certain limited matters such
are not deemed to take part       have the same voting rights       as certain amendments and
in the control of your            as holders of the Common OP       termination of the AIMCO
partnership by virtue of          Units. See "Description of        Operating Partnership
their voting rights. If a         OP Units" in the accompany-       Agreement and certain
court of competent                ing Prospectus. So long as        transactions such as the
jurisdiction determines or        any Preferred OP Units are        institution of bankruptcy
the opinion of counsel which      outstanding, in addition to       proceedings, an assignment
is reasonably satisfactory        any other vote or consent of      for the benefit of creditors
to the holders of 51% of the      partners required by law or       and certain transfers by the
outstanding units is              by the AIMCO Operating            general partner of its
obtained that the approval        Partnership Agreement, the        interest in the AIMCO
of the following transac-         affirmative vote or consent       Operating Partnership or the
tions by less than all of         of holders of at least 50%        admission of a successor
the limited partners will         of the outstanding Preferred      general partner.
not be deemed to be control       OP Units will be necessary
of your partnership by the        for effecting any amendment       Under the AIMCO Operating
limited partners, the hold-       of any of the provisions of       Partnership Agreement, the
ers of a majority of the          the Partnership Unit              general partner has the
then outstanding units may        Designation of the Preferred      power to effect the
amend your partnership's          OP Units that materially and      acquisition, sale, transfer,
agreement of limited              adversely affects the rights      exchange or other
partnership and dissolve of       or preferences of the             disposition of any assets of
your partnership. If the          holders of the Preferred OP       the AIMCO Operating
foregoing conditions are          Units. The creation or            Partnership (including, but
satisfied, the limited            issuance of any class or          not limited to, the exercise
partners owning at least 75%      series of partnership units,      or grant of any conversion,
of the outstanding units may      including, without                option, privilege or
also remove a general             limitation, any partner-          subscription right or any
partner and elect a               ship units that may have          other right available in
substitute general partner        rights senior or superior to      connection with any assets
in the event there is no          the Preferred OP Units,           at any time held by the
remaining general partner.        shall not be deemed to            AIMCO Operating Partnership)
However, if such showing is       materially adversely affect       or the merger,
not made, all of the above        the rights or preferences of      consolidation,
issues will require the ap-       the holders of Preferred OP       reorganization or other
proval of all of the limited      Units. With respect to the        combination of the AIMCO
partners. The holders of a        exercise of the above             Operating Partnership with
majority of the then              described voting rights,          or into another entity, all
outstanding must approve the      each Preferred OP Units           without the consent of the
sale of your partnership's        shall have one (1) vote per       OP Unitholders.
property and the sale by the      Preferred OP Unit.
general partner of its                                              The general partner may
general partner interests.                                          cause the dissolution of the
                                                                    AIMCO Operating Partnership
The last remaining general                                          by an "event of withdrawal,"
partner may cause the                                               as defined in the Delaware
dissolution of the your                                             Limited Partnership Act
partnership by retiring,                                            (including, without limi-
unless the limited partners                                         tation, bankruptcy), unless,
owning more the 75% of the                                          within 90 days after the
then outstanding units elect                                        with-
to continue your partnership
and elect a

         1753
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

new general partner within                                          drawal, holders of a
sixty days of the                                                   "majority in interest," as
retirement.                                                         defined in the Delaware
                                                                    Limited Partnership Act,
In general, you have greater                                        agree in writing, in their
voting rights in your                                               sole and absolute
partnership than you will                                           discretion, to continue the
have as an OP Unitholder. OP                                        business of the AIMCO
Unitholders can not remove                                          Operating Partnership and to
the general partner of the                                          the appointment of a
AIMCO Operating Partnership.                                        successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. The           quarterly cash distributions      to distribute quarterly all,
general partner of your           at the rate of $0.50 per          or such portion as the
partnership annually              Preferred OP Unit; provided,      general partner may in its
distributes substantially         however, that at any time         sole and absolute discretion
all of your partnership's         and from time to time on or       determine, of Available Cash
Cash Flow (as defined in          after the fifth anniversary       (as defined in the AIMCO
your partnership's agreement      of the issue date of the          Operating Partnership
of limited partnership) with      Preferred OP Units, the           Agreement) generated by the
each partner receiving their      AIMCO Operating Partnership       AIMCO Operating Partnership
pro rata share in accordance      may adjust the annual             during such quarter to the
with their ownership of           distribution rate on the          general partner, the special
units. Such distributions         Preferred OP Units to the         limited partner and the
are made at convenient            lower of (i) 2.00% plus the       holders of Common OP Units
period intervals, not less        annual interest rate then         on the record date es-
than quarterly, within sixty      applicable to U.S. Treasury       tablished by the general
days after the close of the       notes with a maturity of          partner with respect to such
quarter. Any proceeds re-         five years, and (ii) the          quarter, in accordance with
ceived from the sale or           annual dividend rate on the       their respective interests
refinancing of your               most recently issued AIMCO        in the AIMCO Operating
partnership's property is         non-convertible preferred         Partnership on such record
distributed in accordance         stock which ranks on a            date. Holders of any other
with your partnership's           parity with its Class H           Preferred OP Units issued in
agreement of limited              Cumulative Preferred Stock.       the future may have priority
partnership. The distribu-        Such distributions will be        over the
tions payable to the              cumulative from the date of
partners are not fixed in         origi-
amount and depend

         1754
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

upon the operating results        nal issue. Holders of             general partner, the special
and net sales or refinancing      Preferred OP Units will not       limited partner and holders
proceeds available from the       be entitled to receive any        of Common OP Units with
disposition of your               distributions in excess of        respect to distributions of
partnership's assets. Your        cumulative distributions on       Available Cash,
partnership has not made          the Preferred OP Units. No        distributions upon
distributions in the past         interest, or sum of money in      liquidation or other
and is not projected to make      lieu of interest, shall be        distributions. See "Per
distributions in 1999.            payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his interests if         for the Preferred OP Units        for the OP Units. The AIMCO
the transferee is a citizen       and the Preferred OP Units        Operating Partnership
and resident of the U.S.,         are not listed on any             Agreement restricts the
the transferor provides an        securities exchange. The          transferability of the
opinion

         1755



        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

that such transfer is made        Preferred OP Units are            OP Units. Until the
in compliance with the            subject to restrictions on        expiration of one year from
securities law, the               transfer as set forth in the      the date on which an OP
transferee makes the rep-         AIMCO Operating Partnership       Unitholder acquired OP
resentations required by          Agreement.                        Units, subject to certain
your partnership's agreement                                        exceptions, such OP
of limited partnership and        Pursuant to the AIMCO             Unitholder may not transfer
the managing general partner      Operating Partnership             all or any portion of its OP
consents, which consent may       Agreement, until the              Units to any transferee
be withheld in its sole           expiration of one year from       without the consent of the
discretion and will be            the date on which a holder        general partner, which
withheld if in the opinion        of Preferred OP Units             consent may be withheld in
of counsel, such transfer         acquired Preferred OP Units,      its sole and absolute
would result in the               subject to certain                discretion. After the
termination of your               exceptions, such holder of        expiration of one year, such
partnership for tax               Preferred OP Units may not        OP Unitholder has the right
purposes. However, in order       transfer all or any portion       to transfer all or any
for such transferee to be         of its Preferred OP Units to      portion of its OP Units to
substituted for the               any transferee without the        any person, subject to the
transferor, in addition to        consent of the general            satisfaction of certain con-
the foregoing requirements,       partner, which consent may        ditions specified in the
a written instrument              be withheld in its sole and       AIMCO Operating Partnership
evidencing the transfer must      absolute discretion. After        Agreement, including the
be duly executed and ac-          the expiration of one year,       general partner's right of
knowledged, the transfer fee      such holders of Preferred OP      first refusal. See
must be paid, the general         Units has the right to            "Description of OP Units --
partner must consent, which       transfer all or any portion       Transfers and Withdrawals"
may be withheld in its sole       of its Preferred OP Units to      in the accompanying
discretion and such other         any person, subject to the        Prospectus.
requirements as are set           satisfaction of certain
forth in your partnership's       conditions specified in the       After the first anniversary
agreement of limited              AIMCO Operating Partner-          of becoming a holder of
partnership must be               ship Agreement, including         Common OP Units, an OP
satisfied.                        the general partner's right       Unitholder has the right,
There are no redemption           of first refusal.                 subject to the terms and
rights associated with your                                         conditions of the AIMCO
units.                            After a one-year holding          Operating Partnership
                                  period, a holder may redeem       Agreement, to require the
                                  Preferred OP Units and            AIMCO Operating Partnership
                                  receive in exchange               to redeem all or a portion
                                  therefor, at the AIMCO Oper-      of the Common OP Units held
                                  ating Partnership's option,       by such party in exchange
                                  (i) subject to the terms of       for a cash amount based on
                                  any Senior Units (as defined      the value of shares of Class
                                  below), cash in an amount         A Common Stock. See
                                  equal to the Liquidation          "Description of OP
                                  Preference of the Preferred       Units -- Redemption Rights"
                                  OP Units tendered for             in the accompanying
                                  redemption, (ii) a number of      Prospectus. Upon receipt of
                                  shares of Class A Common          a notice of redemption, the
                                  Stock of AIMCO that is equal      AIMCO Operating Partnership
                                  in Value to the Liquidation       may, in its sole and
                                  Preference of the Preferred       absolute discretion but
                                  OP Units tendered for             subject to the restrictions
                                  redemption, or (iii) for          on the ownership of Class A
                                  Preferred OP Units redeemed       Common Stock imposed under
                                  after a two-year holding          AIMCO's charter and the
                                  period, a number of shares        transfer restrictions and
                                  of Class I Preferred Stock        other limitations thereof,
                                  of AIMCO that pay an              elect to cause AIMCO to
                                  aggregate amount of               acquire some or all of the
                                  dividends                         tendered Common OP Units in

         1756
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  equivalent to the                 exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         1757

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         1758

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         1759

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         1760

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         1761


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         1762


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



       PREFERRED OP UNITS                             CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         1763

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         1764

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         1765

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         1766

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."



CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP



     We own the general partner of your partnership and the manager of your partnership's property. The general partner of your partnership receives 28.58% of the remaining Cash Flow after distributions of 12% per annum of each limited partner's capital contribution has been made to each limited partner and may receive reimbursement for expenses generated in its capacity as general partner from your partnership. The property manager received management fees of $57,825 in 1996, $57,535 in 1997 and $118,437 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         1767

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $369,705 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR Bank of America's reference rate, at the election of the Company, plus, an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 1.25% and 2.0% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         1768

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.

         1769


                       INDEX TO THE FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-4
Note A -- Basis of Presentation (unaudited).................  F-5
Balance Sheets as of December 31, 1997 and 1996
  (unaudited)...............................................  F-6
Statements of Operations for the year ended December 31,
  1997 and 1996 (unaudited).................................  F-7
Statements of Changes in Partners' Deficit for the year
  ended December 31, 1997 and 1996 (unaudited)..............  F-8
Statements of Cash Flows for the year ended December 31,
  1997 and 1996 (unaudited).................................  F-9
Notes to the Financial Statements (unaudited)...............  F-10

         1770

                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES

                      CONDENSED BALANCE SHEET-(UNAUDITED)
                                 (IN THOUSANDS)
                               SEPTEMBER 30, 1998

                                     ASSETS

Cash and cash equivalents...................................             $   223
Receivables and deposits....................................                 500
Restricted escrows..........................................                 185
Other assets................................................                 248
Investment Property:
  Land......................................................  $  1,776
  Building and related personal property....................    17,870
                                                              --------
                                                                19,646
  Less: Accumulated depreciation............................   (10,950)    8,696
                                                              --------   -------
          Total Assets......................................             $ 9,852
                                                                         =======

                       LIABILITIES AND PARTNERS' DEFICIT

Accounts payable and accrued liabilities....................             $   943
Notes payable...............................................              10,615
Partners' Deficit...........................................              (1,706)
                                                                         -------
          Total Liabilities and Partners' Deficit...........             $ 9,852
                                                                         =======


                             See accompanying note.

         1771

                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES

                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED
                                 (IN THOUSANDS)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Revenues:
  Rental income.............................................  $2,106     $2,054
  Other income..............................................      71         61
                                                              ------     ------
          Total Revenues....................................   2,177      2,115
Expenses:
  Operating expenses........................................     685        738
  General and administrative expenses.......................      79         80
  Depreciation expense......................................     507        507
  Interest expense..........................................     872        879
  Property tax expense......................................     267        265
                                                              ------     ------
          Total Expenses....................................   2,410      2,469
          Net Loss..........................................  $ (233)    $ (354)
                                                              ======     ======


                             See accompanying note.

         1772


                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES



                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               1998       1997
                                                              ------     ------
Operating Activities:
  Net loss..................................................  $(233)     $(354)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
  Depreciation and amortization.............................    566        567
  Changes in accounts:
     Receivables and deposits and other assets..............   (183)      (248)
     Accounts payable and accrued expenses..................    199        310
                                                              -----      -----
          Net cash provided by operating activities.........    349        275
Investing Activities
  Property improvements and replacements....................   (201)      (274)
  Net increase in restricted escrows........................     (7)        (5)
                                                              -----      -----
          Net cash used in investing activities.............   (208)      (279)
Financing Activities
  Payments on mortgage......................................    (63)       (51)
                                                              -----      -----
  Net cash used in financing activities.....................    (63)       (51)
                                                              -----      -----
  Net increase (decrease) in cash and cash equivalents......     78        (55)
  Cash and cash equivalents at beginning of year............    145        185
                                                              -----      -----
  Cash and cash equivalents at end of period................  $ 223      $ 130
                                                              =====      =====



                             See accompanying note.

         1773


                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Four Quarters Habitat Apartment Associates, Ltd. as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the unaudited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         1774

                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES

                           BALANCE SHEET (UNAUDITED)
                               DECEMBER 31, 1997
                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                     ASSETS

Cash and cash equivalents...................................             $   145
Receivables and deposits....................................                 306
Restricted escrows..........................................                 178
Other assets................................................                 317
Investment property (Notes B and D):
  Land......................................................  $  1,776
  Buildings and related personal property...................    17,669
                                                              --------
                                                                19,445
Less accumulated depreciation...............................   (10,443)    9,002
                                                              --------   -------
                                                                         $ 9,948
                                                                         =======

                       LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable and other accrued liabilities............             $   578
  Tenant security deposit liability.........................                 165
  Mortgage note payable (Notes B and D).....................              10,678
                                                                         -------
                                                                           5,588
Partners' deficit:
  General partner...........................................  $ (1,538)
  Limited partners (98 units issued and outstanding)........        65    (1,473)
                                                              --------   -------
                                                                         $ 6,747
                                                                         =======

                            See accompanying notes.

         1775


                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES



                      STATEMENTS OF OPERATIONS (UNAUDITED)


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Revenues:
  Rental income.............................................  $    2,840    $    2,828
  Other income..............................................          80            75
                                                              ----------    ----------
                                                                   2,920         2,903
Expenses:
  Operating.................................................  $    1,116    $    1,143
  General and administrative................................         106           104
  Depreciation..............................................         676           656
  Interest..................................................       1,143         1,177
  Property taxes............................................         340           337
                                                              ----------    ----------
                                                                   3,381         3,417
                                                              ----------    ----------
Net loss....................................................  $     (461)   $     (514)
                                                              ==========    ==========
Net loss allocated to general partner (2%)..................          (9)          (10)
Net loss allocated to limited partners (98%)................        (452)         (504)
                                                              ----------    ----------
                                                              $     (461)   $     (514)
                                                              ==========    ==========
Net loss per limited partnership unit.......................  $(4,612.24)   $(5,142.86)
                                                              ==========    ==========



                            See accompanying notes.

         1776

                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES

             STATEMENT OF CHANGES IN PARTNERS' DEFICIT (UNAUDITED)
                                 (IN THOUSANDS)

                                                              GENERAL   LIMITED
                                                              PARTNER   PARTNERS    TOTAL
                                                              -------   --------   -------
Deficit at December 31, 1995................................  $(1,519)   $1,021    $  (498)
  Net loss for the year ended December 31, 1996.............      (10)     (504)      (514)
                                                              -------    ------    -------
Deficit at December 31, 1996................................   (1,529)      517     (1,012)
  Net loss for the year ended December 31, 1997.............       (9)     (452)      (461)
                                                              -------    ------    -------
Deficit at December 31, 1997................................  $(1,538)   $   65    $(1,473)
                                                              =======    ======    =======

                            See accompanying notes.

         1777

                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES

                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               1997     1996
                                                              ------   ------
Cash flows from operating activities
  Net loss..................................................  $ (461)  $ (514)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................     676      656
     Amortization of loan costs.............................      80       80
     Change in accounts:
       Receivables and deposits and other assets............     (22)     (49)
       Accounts payable and other liabilities...............      45      (30)
                                                              ------   ------
          Net cash provided by operating activities.........     318      143
Cash flows from investing activities
  Property improvements and replacements....................    (274)    (234)
  Net deposits to restricted escrows........................      (6)      61
                                                              ------   ------
  Net cash used in investing activities.....................    (280)    (173)
Cash flows from financing activities
  Principal payments on mortgage notes payable..............     (78)     (70)
                                                              ------   ------
  Net cash used in financing activities.....................     (78)     (70)
                                                              ------   ------
Net decrease in cash and cash equivalents...................     (40)    (100)
Cash and cash equivalents at beginning of year..............     185      285
                                                              ------   ------
Cash and cash equivalents at end of year....................  $  145   $  185
                                                              ======   ======
Supplemental disclosure of cash flow information
  Cash paid for interest....................................  $1,063   $1,097
                                                              ======   ======

                            See accompanying notes.

         1778


                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES



                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)


                               DECEMBER 31, 1997



NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Organization



     The limited partnership was organized for the purpose of acquiring, owning and operating the Four Quarters Habitat Apartments in Miami, Florida. Ninety-eight units of limited partnership interests and a general partner interest were issued. The Partnership shall terminate on December 31, 2030, unless terminated sooner, pursuant to the agreement.



  Investment Property



     Investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the years ended December 31, 1997 or 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.


  Fair Value of Financial Instruments

     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long-term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.

  Loan Costs

     Loan costs incurred with the financing of long-term debt are amortized on a straight-line basis over the life of the debt.

         1779

                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)


  Tenant Security Deposits

     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.

  Partnership Allocations

     Net income or losses are allocated 98% to the limited partners and 2% to the general partner in accordance with the partnership agreement. Distributions of available cash (cash-flow) or proceeds from financing or sale of the property are allocated among the general and limited partners in accordance with the partnership agreement.

  Leases

     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.

  Advertising Costs

     The Partnership expenses the costs of advertising as incurred.

  Depreciation

     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.

  Restricted Escrows

     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property.

NOTE B -- MORTGAGE NOTE PAYABLE

     Mortgage note payable consists of the following:

                                                               (IN THOUSANDS)
                                                               --------------
Mortgage note payable to Lexington Mortgage Company bearing
  interest of 9.84% per annum. Monthly payments of principal and interest of approximately $94,000 are due through
  September 2001, with a balloon payment of approximately
  $10,300,000 due in October 2001...........................      $10,678
                                                                  =======

     Principal maturities of the mortgage note payable at December 31, 1997 are as follows (in thousands):

1998......................................................   $    85
1999......................................................        94
2000......................................................       104
2001......................................................    10,395
                                                             -------
                                                             $10,678
                                                             =======

     The apartment property is pledged as collateral on the mortgage notes.

         1780

                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)


NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership has no employees and is dependent on the general partner and its affiliates for the administration and management of all partnership activities. Affiliates of Insignia Financial Group, Inc. ("Insignia"), who is an affiliate of the general partner of Four Quarters Habitat Apartment Associates, provide property management and asset management services to the Partnership.

     The following items were incurred with Insignia and its affiliates (in thousands):

                                                              1997   1996
                                                              ----   ----
Property management fees....................................  $115   $116
Reimbursement for investor services, asset management and
  partnership accounting....................................    98     98

NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP
                                 (IN THOUSANDS)

                                                                      BUILDINGS AND
                                                                         RELATED      COST CAPITALIZED
                                                                        PERSONAL       SUBSEQUENT TO
                DESCRIPTION                   ENCUMBRANCES    LAND      PROPERTY        ACQUISITION
                -----------                   ------------   ------   -------------   ----------------
Four Quarters Habitat
Miami, Florida..............................    $10,678      $1,776      $13,107           $4,562
                                                =======      ======      =======           ======

                         GROSS AMOUNT AT WHICH CARRIED
                                 (IN THOUSANDS)

                                        BUILDINGS AND
                                       RELATED PERSONAL             ACCUMULATED      DATE     DEPRECIABLE
DESCRIPTION                    LAND        PROPERTY        TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
-----------                   ------   ----------------   -------   ------------   --------   -----------
Four Quarters...............  $1,776       $17,669        $19,445     $10,443       05/83        5-30
                              ======       =======        =======     =======

     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.

     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):

                                                               1997      1996
                                                              -------   -------
Investment Property
  Balance at beginning of year..............................  $19,171   $18,937
  Property improvements.....................................      274       234
                                                              -------   -------
          Balance at end of year............................  $19,445   $19,171
                                                              =======   =======
Accumulated Depreciation
  Balance at beginning of year..............................  $ 9,767   $ 9,111
  Additions charged to expense..............................      676       656
                                                              -------   -------
          Balance at end of year............................  $10,443   $ 9,767
                                                              =======   =======

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 and 1996 is $19,445,000 and $19,171,000,
respectively. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 and 1996 is $15,936,000 and $15,102,000, respectively.

         1781

                   FOUR QUARTERS HABITAT APARTMENT ASSOCIATES



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)


NOTE E -- INCOME TAXES

     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except per unit data):

                                                               1997      1996
                                                              -------   -------
Net loss as reported........................................  $  (461)  $  (514)
Deduct:
  Depreciation differences..................................     (159)     (157)
  Other.....................................................       --        58
                                                              -------   -------
Federal taxable loss........................................  $  (620)  $  (613)
                                                              =======   =======
Federal taxable loss per limited partnership unit
                                                              $(6,200)  $(6,130)
                                                              =======   =======

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities at December 31, 1997 (in thousands):

Net deficit as reported.....................................   $(1,473)
Accumulated depreciation....................................    (5,493)
Other.......................................................        (1)
Syndication fees............................................       757
                                                               -------
Net deficit -- tax basis....................................   $(6,210)
                                                               =======

NOTE F -- SUBSEQUENT EVENT

     On March 17, 1998, Insignia entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the general partner of the Partnership and the company that manages the Partnership.

         1782


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         1783

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         1784

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         1785

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         1786

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         1787

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         1788

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         1789

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         1790

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         1791

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         1792

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)              --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305 (xx)      (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         1793

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         1794

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         1795

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         1796

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         1797

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1798

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1799

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         1800

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1801

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         1802

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         1803

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         1804

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1805

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1806

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1807


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         1808

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         1809


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         1810


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         1811


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         1812

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.


(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1813


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         1814

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         1815


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         1816


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1817


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         1818


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         1819


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         1820


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         1821


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         1822


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         1823


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         1824


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1825


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         1826


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         1827


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         1828


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         1829

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1830


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         1831

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         1832

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Four Quarters Habitat Apartment Associates Ltd.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Four Quarters Habitat Apartment Associates Ltd. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $15,090 in cash, or 392 Common OP Units of the Purchaser, or 603.75 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         1833

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         1834

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         1835

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         1836


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         1837


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         1838

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         1839

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexington Avenue                   Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         1840

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         1841


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                    Georgetown of Columbus Associates, L.P.


                        in exchange for your choice of:

          1,453.00 of our 8.0% Class Two Partnership Preferred Units;



                    939 of our Partnership Common Units; or


                                $36,322 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $36,322 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         1842

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Georgetown
    of Columbus Associates, L.P. ..............    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Redemption of Preferred Stock.....    S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25



                                                  PAGE
                                                  -----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-25
    Possible Increase in Control of Your
      Partnership by Us........................    S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-26
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-28
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-46
  Legal Proceedings............................    S-46
  History of the Partnership...................    S-46
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-48
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-49
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-50
THE OFFER......................................    S-52
  Terms of the Offer; Expiration Date..........    S-52
  Acceptance for Payment and Payment for
    Units......................................    S-52
  Procedure for Tendering Units................    S-53
  Withdrawal Rights............................    S-56
  Extension of Tender Period; Termination;
    Amendment..................................    S-56
  Proration....................................    S-57

         1843


                                                  PAGE
                                                  -----
  Fractional OP Units..........................    S-57
  Future Plans of the AIMCO Operating
    Partnership................................    S-57
  Voting by the AIMCO Operating Partnership....    S-58
  Dissenters' Rights...........................    S-58
  Conditions of the Offer......................    S-58
  Effects of the Offer.........................    S-61
  Certain Legal Matters........................    S-61
  Fees and Expenses............................    S-63
  Accounting Treatment.........................    S-63
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-64
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-64
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-65
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-65
  Disguised Sale Treatment.....................    S-65
  Adjusted Tax Basis...........................    S-66
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-66
  Passive Activity Losses......................    S-66
  Tax Reporting................................    S-67
  Foreign Offerees.............................    S-67
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-67
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-69
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-76
DESCRIPTION OF PREFERRED OP UNITS..............    S-82
  General......................................    S-82
  Ranking......................................    S-82



                                                  PAGE
                                                  -----
  Distributions................................    S-82
  Allocation...................................    S-83
  Liquidation Preference.......................    S-83
  Redemption...................................    S-84
  Voting Rights................................    S-84
  Restrictions on Transfer.....................    S-85
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-85
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-87
CONFLICTS OF INTEREST..........................    S-91
  Conflicts of Interest with Respect to the
    Offer......................................    S-91
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-91
  Competition Among Properties.................    S-91
  Features Discouraging Potential Takeovers....    S-91
  Future Exchange Offers.......................    S-91
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-92
LEGAL MATTERS..................................    S-93
EXPERTS........................................    S-93
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         1844

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $5,149,000, less approximately $266,063 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         1845


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         1846


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2026 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         1847


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         1848


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $3,084,727 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

         1849


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November, 2002 and require balloon payments of $3,084,727. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         1850


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $2,906 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,347.50 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         1851


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         1852

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   554,000
Capitalization rate.........................................        10.75%
                                                              -----------
Gross valuation of partnership property.....................    5,149,000
Plus: Cash and cash equivalents.............................       15,000
Plus: Other partnership assets, net of security deposits....      234,893
Less: Mortgage debt, including accrued interest.............   (3,897,980)
Less: Accounts payable and accrued expenses.................     (161,470)
Less: Other liabilities.....................................      (36,602)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,302,841
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (266,063)
Less: Closing costs.........................................     (128,725)
                                                              -----------
Estimates net valuation of your partnership.................      908,053
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      908,053
          Total number of units.............................         25.0
                                                              -----------
Estimated valuation per unit................................       36,322
                                                              ===========
Cash consideration per unit.................................  $    36,322
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $36,322 by the $25 liquidation preference of each Preferred OP Unit to get 1,453.00 Preferred OP Units per unit.

         1853


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $36,322 by a price of $38.69 to get 939 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................   $ 36,322
Partnership Preferred Units.................................   $ 36,322
Partnership Common Units....................................   $ 36,322
Alternatives:
  Prices on secondary market................................        Not available
  Estimated liquidation proceeds............................   $ 36,522
  Estimated going concern value.............................   $ 22,620
  Alternative going concern value(1)........................   $ 26,652
  Net book value (deficit)..................................   $(84,888)


---------------


(1) Assumes sale of the property when the balloon payment is due instead of refinancing the mortgage.

         1854

STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Georgetown of Columbus Associates, L.P. is a Delaware limited partnership which was formed on October 5, 1983 for the purpose of owning and operating a single property located in Columbus, Ohio, known as "Georgetown of Columbus Apartments." Your partnership's property consists of 150 units and was built in 1962. Your partnership has no employees. As of September 30, 1998, there were 25 units of limited partnership interest issued and outstanding, which were held of record by 53 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $2,500,000 of limited partnership units in 1983. Between January 1, 1993 and December 31, 1998 your partnership made no cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2026, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $3,645,028, payable to FNMA, which bears interest at the rate of 7.60%. The mortgage debt is due in November 2002. Your partnership also has a second mortgage note outstanding of $131,718, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         1855


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,453.00 of our Class Two Partnership Preferred Units;



     - 939 of our Partnership Common Units; or



     - $36,322 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 25 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,453.00 Preferred OP Units, 939 Common OP Units, or $36,322 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         1856

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         1857


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $36,322 in cash, 1,453.00 Preferred OP Units or 939 Common OP Units. Both your units and the OP Units

         1858


are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $36,322.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $20,563 for the fiscal year ended December 31, 1998. The property manager received management fees of $57,240 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $227,013 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         1859

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         1860

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         1861

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $    442,526
  Property operating expenses...............................     (136,240)        (189,442)
  Owned property management expenses........................       (8,933)         (11,831)
  Depreciation..............................................      (80,420)         (98,853)
                                                                ---------     ------------
                                                                  120,368          142,400
                                                                ---------     ------------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912           41,676
  Management and other expenses.............................      (14,386)         (23,683)
  Corporate overhead allocation.............................         (196)            (588)
  Depreciation and amortization.............................      (15,243)         (26,480)
                                                                ---------     ------------
                                                                     (913)          (9,075)
  Minority interests in service company business............           --              (10)
                                                                ---------     ------------
  Partnership's shares of income from service company
     business...............................................         (913)          (9,085)
                                                                ---------     ------------
  General and administrative expenses.......................       (8,632)         (21,371)
  Interest expense..........................................      (90,890)        (121,699)
  Interest income...........................................       40,887           21,734
  Minority interest.........................................       (8,548)         (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)         (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851            5,848
  Amortization of Goodwill..................................       (5,071)              --
                                                                ---------     ------------
          Net income........................................    $  24,703     $    (36,125)
                                                                =========     ============
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $      (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $      (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $       1.85
Book value per Common OP Unit...............................    $   24.52     $      26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $    130,703
Cash used in investing activities...........................      (79,923)      (1,135,038)
Cash provided by (used in) financing activities.............       16,740          955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $    172,733
Weighted average number of Common OP Units outstanding......       74,946           74,094

         1862


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         1863


    SUMMARY FINANCIAL INFORMATION OF GEORGETOWN OF COLUMBUS ASSOCIATES, L.P.



     The summary financial information of Georgetown of Columbus Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Georgetown of Columbus Associates, L.P. for the years ended December 31, 1997, 1996 and 1995 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                    GEORGETOWN OF COLUMBUS ASSOCIATES, L.P.



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 30,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
OPERATING DATA:
  Total Revenues...............  $   853,000   $   830,000   $ 1,121,000   $ 1,046,000   $ 1,009,000   $   987,000       963,000
  Net Income/(Loss)............       90,000        83,000        56,000       (29,000)       20,000        28,000      (206,000)
  Net Income (Loss) per limited
    partnership unit...........     3,564.00      3,286.80      2,138.40     (1,148,40)       792.00      1,108.80     (8,157.60)
  Distributions per limited
    partnership unit...........           --            --            --            --            --            --            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)...................           --            --            --            --            --            --            --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $    17,000   $     9,000   $    15,000   $    18,000   $    61,000   $    97,000   $    61,000
    Real Estate, Net of
      Accumulated
      Depreciation.............    1,482,000     1,499,000     1,512,000     1,539,000     1,554,000     1,592,000     1,617,000
      Total Assets.............    1,825,000     1,809,000     1,855,000     1,854,000     1,900,000     1,979,000     1,987,000
  Notes Payable................    3,665,000     3,762,000     3,723,000     3,814,000     3,889,000     3,959,000     4,022,000
    General Partners Capital/
      (Deficit)
    Limited Partners Capital/
      (Deficit)
    Partners' Capital
      (Deficit)................   (2,032,000)   (2,097,000)   (2,122,000)   (2,178,000)   (2,148,000)   (2,168,000)   (2,196,000)
    Total Distributions........           --            --            --            --            --            --            --
    Book value per limited
      partnership unit.........           --            --            --            --            --            --            --
    Net increase (decrease) in
      cash and cash
      equivalents..............        2,000        (9,000)       (3,000)      (43,000)      (36,000)       46,000       (80,000)
    Net cash provided by
      operating activities.....      206,000       134,000       187,000       168,000       130,000       202,000       102,000
    Ratio of earnings to fixed
      charges..................       1.36/1        1.32/1        1.16/1        0.92/1        1.06/1        1.08/1        0.44/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING
                                                              PARTNERSHIP
                                                              ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,347.50         $-0-
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,906.00         $-0-

         1864

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         1865

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $5,149,000 less approximately $266,063 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         1866


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         1867


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2026 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         1868


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

         1869


removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $3,084,000 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


                          SPECIAL FACTORS TO CONSIDER


     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

         1870

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.00% interest, consisting of no limited partnership interest and a 1.00% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         1871


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         1872

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty under the mortgage on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $83,000 for the nine months ended September 30, 1997, to $90,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require balloon payments totaling $3,084,727. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require a majority vote of the limited partners. If the sale was approved,

         1873


all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership made no distributions of for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $2,906 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

         1874

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,347.50 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         1875


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Georgetown of Columbus Apartments               $554,000             10.75%         $5,149,100
                                                                                    ----------



     (1) The total net operating income is equal to total revenues of $1,111,150, less total expenses of $512,621 and recurring replacement costs of $45,000.

         1876


     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $908,053. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $   554,000
Capitalization rate.........................................        10.75%
                                                              -----------
Gross valuation of partnership property.....................    5,149,000
Plus: Cash and cash equivalents.............................       15,000
Plus: Other partnership assets, net of security deposits....      234,893
Less: Mortgage debt, including accrued interest.............   (3,897,980)
Less: Accounts payable and accrued expenses.................     (161,470)
Less: Other liabilities.....................................      (36,602)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,302,841
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (266,063)
Less: Closing costs.........................................     (128,725)
                                                              -----------
Estimated net valuation of your partnership.................      908,053
Percentage of estimated net valuation allocated to units....       100.00%
                                                              -----------
Estimated net valuation of units............................      908,053
          Total number of units.............................         25.0
                                                              -----------
Estimated valuation per unit................................       36,322
                                                              ===========
Cash consideration per unit.................................  $    36,322
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $36,322 by the $25 liquidation preference of each Preferred OP Unit to get 1,453.00 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $36,322 by a price of $38.50 to get 943.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,153, of which, $908,053 or .16% is the net valuation of your partnership.

         1877


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $83,000 for the nine months ended September 30, 1997 to $90,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         1878


        11. The estimated unit value of $36,322, based on a total estimated value of your partnership's property of $5,149,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $2,906 per year on the number of Preferred OP Units, or distributions of $2,347.50 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. There were no distributions with respect to your units for the fiscal year ended December 31, 1998. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         1879

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         1880


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 2026, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                   PER UNIT
                                                                   --------
Cash offer price............................................       $ 36,322
Partnership preferred units.................................         36,322(1)
Partnership common units....................................         36,322(1)
Alternatives:
  Prices on secondary market................................         Not available
  Estimated liquidation proceeds............................       $ 36,322
  Estimated going concern value.............................       $ 22,620
  Net book value (deficit)..................................       $(84,888)
  Alternative going concern value...........................       $ 26,652(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         1881

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $22,620 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in November 2002. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $26,652 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $84,888 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net value of $32,239 per unit, going concern value of $23,351 per unit and liquidation value of $27,249 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion --

         1882


Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represent premiums (discounts) to the offer price of $(9,073), $(4,083) and $(12,971). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

         1883

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              GEORGETOWN
                                                              OF COLUMBUS
                                                              -----------
Total Revenues..............................................  $1,149,253
Operating Expenses..........................................    (595,189)
Replacement Reserves -- Net.................................     (70,523)
Debt Service................................................    (413,376)
Capital Expenditures........................................     (42,200)
                                                              ----------
          Net Cash Flow.....................................  $   27,965
                                                              ==========



     The above budget at the time it was made was forward-looking information developed by the general partner of your partnership. Therefore, the budget was dependent upon future events with respect to the ability of your partnership to meet such budget. The budget incorporates various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative

         1884

expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

         1885


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.75%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $266,063. Stanger observed that your partnership liquidation value of $908,053 was divided by the total units outstanding of 25 to provide the liquidation value per unit of $36,322.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $554,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $36,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.25; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 12.5%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 25 to achieve management's estimate of going concern value of $22,620 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $36,322 per unit is equal to management's estimate of liquidation value, and reflects a substantial premium to management's estimate of going concern value of $22,620. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999.

         1886


Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 11.0%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated level internal rate of return derived from the discounted cash flow analysis, (13.0% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 75% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $32,239, $23,351 and $27,249, representing premiums (discounts) to the offer price of (11%), (35%) and (25%). See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated

         1887

to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         1888

                                YOUR PARTNERSHIP


GENERAL



     Georgetown of Columbus Associates, L.P., is a Delaware limited partnership which completed a private offering in October, 1983. Insignia acquired the general partner of your partnership in December, 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 53 limited partners of your partnership and a total of 25 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on October 5, 1983 for the purpose of owning an apartment property located in Columbus, Ohio, known as "Georgetown of Columbus Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1962 and consists of 150 apartment units. There are 10 one-bedroom apartments, 130 two-bedroom apartments and 10 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 94.73% in 1998, 95.33% in 1997 and 95.33% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $266,000 and are intended to be paid for out of cash flow or borrowings. Renovation items include heating, ventilation and air conditioning systems, electrical, balconies/patios, sidewalks, drives and parking lot, exterior lighting, landscaping and irrigation, and fence.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $598    $560    $536    $530    $517



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $90,202 of $1,607,870 of assessed valuation with a current yearly tax rate of 5.61%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 5.89% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its

         1889


investment portfolio. Your partnership will terminate on December 31, 2026 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 95% and $596, respectively, at December 31, 1998, compared to 95% and $598, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects rental rates to improve in the near future because of the market's growth in rents. In addition, the general partner noted that it expects to spend approximately $266,000 for initial capital expenditures at the property in 1999 to repair/replace the property's electrical, HVAC, balconies, sidewalks, parking lots, exterior lighting, landscaping/irrigation, and fence. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $3,645,028, payable to

         1890


FNMA, which bears interest at a rate of 7.60%. The mortgage debt is due in November 2002. Your partnership also has a second mortgage note outstanding of $131,718, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,500,000 of limited partnership units in 1983. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2026, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership will not incur any liability to your partnership or any limited partner for any mistakes or errors in judgment or for any acts or omission believed by the general partner in good faith to be within the scope of authority conferred upon it by your partnership agreement. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will, to the extent permitted by law, indemnify and save harmless the general partner against and from any personal loss, liability (including attorneys' fees) or damage incurred by it as the result of any act or omission in its capacity as general partner unless such loss, liability or damage results from gross negligence or willful misconduct by the general partner.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         1891


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     From 1993 through 1998 your partnership has paid no distributions.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no units transferred in sale transactions (excluding transactions believed to be between related parties, family members or the same beneficial owners).



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.00% interest in your partnership, as a general partner. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $24,062
1995........................................................    $25,936
1996........................................................    $27,513
1997........................................................    $29,242
1998........................................................    $31,830



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1994........................................................  $49,664
1995........................................................  $50,789
1996........................................................  $51,864
1997........................................................  $55,922
1998........................................................  $57,240



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         1892


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP





                                                            GEORGETOWN OF COLUMBUS ASSOCIATES, L.P.
                                -----------------------------------------------------------------------------------------------
                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....  $    17,000   $     9,000   $    15,000   $    18,000   $    61,000   $    97,000   $    51,000
Land & Building...............    4,929,000     4,848,000     4,886,000     4,815,000     4,738,000     4,690,000     4,637,000
Accumulated Depreciation......   (3,447,000)   (3,350,000)   (3,374,000)   (3,276,000)   (3,184,000)   (3,098,000)   (3,019,000)
Other Assets..................      326,000       301,000       328,000       297,000       286,000       290,000       317,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 1,825,000   $ 1,808,000     1,855,000   $ 1,854,000   $ 1,901,000   $ 1,979,000   $ 1,986,000
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 3,665,000   $ 3,762,000   $ 3,723,000   $ 3,814,000   $ 3,889,000   $ 3,959,000   $ 4,022,000
Other Liabilities.............      192,000       144,000       254,000       219,000       150,000       189,000       161,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 3,657,000   $ 3,906,000   $ 3,977,000   $ 4,033,000     4,049,000   $ 4,148,000   $ 4,183,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners Deficit......  $(2,032,000)  $(2,098,000)  $(2,122,000)  $(2,179,000)  $(2,148,000)  $(2,168,000)  $(2,197,000)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                            GEORGETOWN OF COLUMBUS ASSOCIATES, L.P.
                                -----------------------------------------------------------------------------------------------
                                      FOR THE NINE
                                      MONTHS ENDED
                                      SEPTEMBER 30,                           FOR THE YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Rental Revenue................  $   804,000   $   800,000   $ 1,077,000   $ 1,008,000   $   964,000   $   954,000   $   930,000
Other Income..................       49,000        30,000        43,000        38,000        45,000        33,000        33,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Revenue.........  $   853,000   $   830,000   $ 1,120,000   $ 1,046,000   $ 1,009,000   $   987,000   $   963,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Expenses............  $   337,000   $   318,000   $   507,000       506,000   $   420,000   $   390,000   $   454,000
General & Administrative......       32,000        29,000        37,000        39,000        38,000        45,000        46,000
Depreciation..................       73,000        73,000        98,000        92,000        96,000        83,000       223,000
Interest Expense..............      252,000       258,000       336,000       350,000       356,000       363,000       358,000
Property Taxes................       69,000        69,000        88,000        58,000        79,000        78,000        78,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Expenses........  $   763,000   $   747,000   $ 1,066,000   $ 1,075,000   $   989,000   $   959,000   $ 1,169,000
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss).............  $    90,000   $    83,000   $    54,000       (29,000)  $    20,000   $    28,000   $  (206,000)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net Income (Loss) per limited
  partnership unit............  $  3,564.00   $  3,286.80   $  2,138.40   $ (1,148.40)  $    792.00   $  1,108.80   $ (8,157.60)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Distributions per limited
  partnership unit............  $        --   $        --   $        --   $        --   $        --   $        --   $        --
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

         1893


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $90,000 for the nine months ended September 30, 1998, compared to $83,000 for the nine months ended September 30, 1997. The increase in net income of $7,000 was the result of an increase in revenues, partially off-set by an increase in operating and other expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $853,000 for the nine months ended September 30, 1998, compared to $830,000 for the nine months ended September 30, 1997, an increase of $23,000, or 2.8%. The Partnership increased rental rates by an average of 2.8%; however, occupancy decreased 1.7% to 95.3%. The increase in Other Income of $19,000 was due primarily to higher lease cancellation fees and interest income.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $337,000 for the nine months ended September 30, 1998, compared to $318,000 for the nine months ended September 30, 1997, an increase of $19,000, due primarily to higher advertising costs and increases in maintenance expenses. Advertising increased $6,000 as management tried to increase occupancy. Maintenance costs increased $15,000 as the Partnership incurred landscaping and interior painting projects. Partnership Property management expenses totaled $42,000 for both periods.



     INTEREST EXPENSE



     Interest expense decreased $6,000 to $252,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This decrease is the result of a lower outstanding mortgage balance due to principal payments made during the period.



Comparison of the Year Ended December 31, 1997 to the Year Ended December 31,
1996



     NET INCOME



     Your partnership recognized net income of $55,874 for the year ended December 31, 1997, compared to a net loss of $29,605 for the year ended December 31, 1996. The increase in net income of $85,479, or 288% was primarily the result of increasing rental revenue while maintaining stable operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,120,563 for the year ended December 31, 1997, compared to $1,045,905 for the year ended December 31, 1996, an increase of $74,658, or 7.1%. This increase is due to an increase in rental rates of approximately 5% and occupancy rates of approximately 9%.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $506,823 for the year ended December 31, 1997, compared to $506,255 for the year ended December 31, 1996, an

         1894


increase of $568 or 0.1%. Management expenses totaled $55,922 for the year ended December 31, 1997, compared to $51,864 for the year ended December 31, 1996, an increase of $4,058, or 7.8%. The increase resulted from an increase in rental revenues as management fees are based on a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $36,549 for the year ended December 31, 1997 compared to $38,664 for the year ended December 31, 1996, a decrease of $2,115 or 5.5%. The decrease was primarily due to decreased training and travel expenses and decreased legal fees.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $335,895 for the year ended December 31, 1997, compared to $350,280 for the year ended December 31, 1996, a decrease of $14,385, or 4.1%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



Comparison of the Year Ended December 31, 1996 to the Year Ended December 31,
1995



     NET INCOME



     Your partnership recognized a net loss of $29,605 for the year ended December 31, 1996, compared to a net income of $19,691 for the year ended December 31, 1995. The decrease in net income of $49,296, or 250%, was primarily the result of an increase in operating expenses, offset by an increase in rental revenue. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,045,905 for the year ended December 31, 1996, compared to $1,009,083 for the year ended December 31, 1995, an increase of $36,822, or 3.6%. This increase is due to an increase in rental rates of approximately 5% and occupancy rates of approximately 5%, offset by decreases in lease cancellation fees of $6,000.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $506,255 for the year ended December 31, 1996, compared to $420,214 for the year ended December 31, 1995, an increase of $86,041 or 20.5%. The increase in expenses is due primarily to utility expenses caused by a hard winter and an increase in water rates, as these two expenses increased by $11,000 and $5,000, respectively. Additionally, maintenance expense increased, due to the hiring of a new employee, by $10,000. Further increases resulted from major landscaping of $3,000, contract exterminating of $2,000, contract cleaning of $4,000, contract yards and grounds of $2,000, plumbing supplies of $6,000, interior improvements of $9,000, exterior building improvements of $7,000, exterior improvements of $6,000, parking lot repairs of $14,000, and contract painting interior of $6,000. Management expenses totaled $51,864 for the year ended December 31, 1996, compared to $50,789 for the year ended December 31, 1995, an increase of $1,075, or 2.1%.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $38,664 for the year ended December 31, 1996 compared to $37,672 for the year ended December 31, 1995, an increase of $992 or 2.6%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $350,280 for the year ended December 31, 1996, compared to $356,345 for the year ended December 31, 1995, a decrease of

         1895


$6,065, or 1.7%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $17,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $158,000, was $3,823,000. The mortgages require monthly payments of approximately $34,448 until November 2002. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.6%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         1896

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 25 units of your partnership (up to 6.25 units) for consideration per unit of (i) 1,453.00 Preferred OP Units, (ii) 939 Common OP Units, or (iii) $36,322 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         1897

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         1898

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         1899

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         1900

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to
         1901

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         1902


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         1903


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         1904

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         1905


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         1906


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         1907


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         1908

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         1909

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         1910


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         1911

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         1912


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         1913

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned

Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Distributable Cash (as defined in your            Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2026.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
develop, operate, lease, manage and hold for      Partnership is to conduct any business that
investment and production of income with          may be lawfully conducted by a limited
your partnership's property. Subject to           partnership organized pursuant to the
restrictions contained in your partnership's      Delaware Revised Uniform Limited Part-
agreement of limited partnership, your            nership Act (as amended from time to time,
partnership may perform all act necessary,        or any successor to such statute) (the
advisable or convenient to the business of        "Delaware Limited Partnership Act"),
your partnership including borrowing money        provided that such business is to be
and creating liens.                               conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         1914
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 25 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners, except that the admission of the        Unitholders is required in connection with
limited partners other than those who             the admission of any additional OP
purchase the 25 units and substituted             Unitholder. See "Description of OP
limited partners must be effected by an           Units -- Management by the AIMCO GP" in the
amendment to your partnership's agreement of      accompanying Prospectus. Subject to Delaware
limited partnership executed and acknowledge      law, any additional partnership interests
by the general partner and all the limited        may be issued in one or more classes, or one
partners.                                         or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, your partnership may         contribute funds or other assets to its
contract with the general partner or its          subsidiaries or other persons in which it
affiliates for various goods and                  has an equity investment,

         1915
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

services as specified in your partnership's       and such persons may borrow funds from the
agreement of limited partnership. In              AIMCO Operating Partnership, on terms and
addition, the general partner is authorized       conditions established in the sole and
to lend money to your partnership upon the        absolute discretion of the general partner.
right of the general partner to be reim-          To the extent consistent with the business
bursed for sums expended by the general           purpose of the AIMCO Operating Partnership
partner in the conduct of the business of         and the permitted activities of the general
your partnership if such expenditure are          partner, the AIMCO Operating Partnership may
authorized and not otherwise restricted           transfer assets to joint ventures, limited
under the terms of your partnership's             liability companies, partnerships,
agreement of limited partnership; provided        corporations, business trusts or other
that interest on such loans will accrue at        business entities in which it is or thereby
the greater of 2% over the prime interest         becomes a participant upon such terms and
rate charged by the Third National Bank in        subject to such conditions consistent with
Nashville, adjusted monthly or the general        the AIMCO Operating Partnership Agreement
partner's actual interest cost in borrowing       and applicable law as the general partner,
such amounts. The principal and interest          in its sole and absolute discretion,
with respect to such loans will be fully          believes to be advisable. Except as
paid prior to the distributions of funds to       expressly permitted by the AIMCO Operating
the partners unless such loans contain a          Partnership Agreement, neither the general
specific provision to the contrary.               partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to obtain a loan of up to              contains no restrictions on borrowings, and
$1,650,000 from an institutional lender and       the general partner has full power and
to execute, acknowledge and deliver such          authority to borrow money on behalf of the
documents and instruments, including              AIMCO Operating Partnership. The AIMCO
promissory notes, collection agreements,          Operating Partnership has credit agreements
deeds to secure debts, deeds of trust,            that restrict, among other things, its
mortgages, assignments and other documents        ability to incur indebtedness.
and security instruments as may be necessary
or desirable in connection with obtaining
such loan and also borrow money in the
ordinary course of business and as security
therefor to mortgage all or any part of the
real property of your partnership. The
partnership may also offer and sell up to
$500,000 of mortgage-backed bonds.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles a limited partner to         written demand with a statement of the
inspect the register containing the names         purpose of such demand and at such OP
and addresses of all limited partners at all      Unitholder's own expense, to obtain a
reasonable times at the principal office of       current list of the name and last known
your partnership.                                 business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership has       All management powers over the business and
the exclusive right to manage and control         affairs of the AIMCO Operating Partnership
the partner-                                      are vested in

         1916
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ship's business, to bind your partnership by      AIMCO-GP, Inc., which is the general
its sole signature and take any action it         partner. No OP Unitholder has any right to
deems necessary or advisable in connection        participate in or exercise control or
with the business of your partnership. No         management power over the business and
limited partner has any right or power to         affairs of the AIMCO Operating Partner-
take part in any way in the control of your       ship. The OP Unitholders have the right to
partnership business except as may be             vote on certain matters described under
expressly provided in your partnership's          "Comparison of Your Units and AIMCO OP
agreement of limited partnership or by            Units -- Voting Rights" below. The general
applicable statutes.                              partner may not be removed by the OP
                                                  Unitholders with or without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership will not incur any               Agreement, the general partner is not liable
liability to your partnership or any limited      to the AIMCO Operating Partnership for
partner for any mistakes or errors in judg-       losses sustained, liabilities incurred or
ment or for any acts or omission believed by      benefits not derived as a result of errors
the general partner in good faith to be           in judgment or mistakes of fact or law of
within the scope of authority conferred upon      any act or omission if the general partner
it by your partnership agreement. In              acted in good faith. The AIMCO Operating
addition, your partnership will, to the           Partnership Agreement provides for
extent permitted by law, indemnify and save       indemnification of AIMCO, or any director or
harmless the general partner against and          officer of AIMCO (in its capacity as the
from any personal loss, liability (including      previous general partner of the AIMCO
attorneys' fees) or damage incurred by it as      Operating Partnership), the general partner,
the result of any act or omission in its          any officer or director of general partner
capacity as general partner unless                or the AIMCO Operating Partner-

         1917
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

such loss, liability or damage results from       ship and such other persons as the general
gross negligence or willful misconduct by         partner may designate from and against all
the general partner.                              losses, claims, damages, liabilities, joint
                                                  or several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions
                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner following            the business and affairs of the AIMCO
notice and a failure to cure the injury to        Operating Partnership. The general partner
your partnership within a reasonable time         may not be removed as general partner of the
for cause upon the vote of the limited            AIMCO Operating Partnership by the OP
partners holding 51% of the then outstanding      Unitholders with or without cause. Under the
units. The general partner may withdraw           AIMCO Operating Partnership Agreement, the
voluntarily from your partnership with the        general partner may, in its sole discretion,
consent of holders of 51% of the then             prevent a transferee of an OP Unit from
outstanding units. A substitute general           becoming a substituted limited partner
partner may be elected upon the affirmative       pursuant to the AIMCO Operating Partnership
vote of limited partners owning more than         Agreement. The general partner may exercise
50% of the units. A limited partner may not       this right of approval to deter, delay or
transfer his interests without the consent        hamper attempts by persons to acquire a
of the general partner which may be withheld      controlling interest in the AIMCO Operating
at the sole discretion of the general             Partnership. Additionally, the AIMCO
partner.                                          Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the limited         set forth in the AIMCO Operating Partnership
partners owning more than 50% of the units        Agreement, whereby the general partner may,
and the general partner. Any amendment which      without the consent of the OP Unitholders,
alters a limited partner's interest in the        amend the AIMCO Operating Partnership
capital profits, Distributable Cash of            Agreement, amendments to

         1918
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

your partnership must be approved by the          the AIMCO Operating Partnership Agreement
affected partner. Such proposed amendments        require the consent of the holders of a
may be presented to the limited partners          majority of the outstanding Common OP Units,
upon the motion of the general partner or         excluding AIMCO and certain other limited
receipt of a written request executed by          exclusions (a "Majority in Interest").
limited partners owning at least 25% of the       Amendments to the AIMCO Operating
units then outstanding.                           Partnership Agreement may be proposed by the
                                                  general partner or by holders of a Majority
                                                  in Interest. Following such proposal, the
                                                  general partner will submit any proposed
                                                  amendment to the OP Unitholders. The general
                                                  partner will seek the written consent of the
                                                  OP Unitholders on the proposed amendment or
                                                  will call a meeting to vote thereon. See
                                                  "Description of OP Units -- Amendment of the
                                                  AIMCO Operating Partnership Agreement" in
                                                  the accompanying Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives an annual fee of 1% of the gross         its capacity as general partner of the AIMCO
collected income from your partnership's          Operating Partnership. In addition, the
property. Moreover, the general partner or        AIMCO Operating Partnership is responsible
certain affiliates may be entitled to             for all expenses incurred relating to the
compensation for additional services              AIMCO Operating Partnership's ownership of
rendered.                                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, the liability of each        gross negligence, no OP Unitholder has
of the limited partners for his share of the      personal liability for the AIMCO Operating
losses and debts of your partnership is           Partnership's debts and obligations, and
limited to the total capital contribution of      liability of the OP Unitholders for the
such limited partners (subject to the terms       AIMCO Operating Partnership's debts and
and conditions pursuant to which such             obligations is generally limited to the
capital contribution is to be paid) plus, to      amount of their investment in the AIMCO
the extent that such limited partner              Operating Partnership. However, the
rightfully has received the return of such        limitations on the liability of limited
capital contribution, any sum, not in excess      partners for the obligations of a limited
of such return, necessary to discharge            partnership have not been clearly
liabilities of your partnership to all            established in some states. If it were
creditors who extended credit before such         determined that the AIMCO Operating Part-
return; provided that the liability with          nership had been conducting business in any
respect to rightfully returned capital            state without compliance with the applicable
contribution is limited to one year from the      limited partnership statute, or that the
date of such return.                              right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agree-

         1919
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ment constituted participation in the
                                                  "control" of the AIMCO Operating
                                                  Partnership's business, then a holder of OP
                                                  Units could be held liable under certain
                                                  circumstances for the AIMCO Operating
                                                  Partnership's obligations to the same extent
                                                  as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must devote such of its time and that of its      generally requires a general partner of a
employees to your partnership business as         Delaware limited partnership to adhere to
may be reasonably necessary to carry on and       fiduciary duty standards under which it owes
conduct your partnership's business. The          its limited partners the highest duties of
general partner must use its best effort to       good faith, fairness and loyalty and which
do all other things and perform such other        generally prohibit such general partner from
duties as may be reasonably necessary to the      taking any action or engaging in any
successful operation of your partnership and      transaction as to which it has a conflict of
the general partner must act as a fiduciary       interest. The AIMCO Operating Partnership
with respect to the assets and business of        Agreement expressly authorizes the general
your partnership. The general partner and         partner to enter into, on behalf of the
its affiliates may engage in or possess an        AIMCO Operating Partnership, a right of
interest in other business ventures of every      first opportunity arrangement and other
nature and description, including, without        conflict avoidance agreements with various
limitation, real estate business ventures,        affiliates of the AIMCO Operating
whether or not such other enterprise is in        Partnership and the general partner, on such
competition with any of the activities of         terms as the general partner, in its sole
your partnership.                                 and absolute discretion, believes are
                                                  advisable. The AIMCO Operating Partnership
In general, your partnership's agreement of       Agreement expressly limits the liability of
limited partnership and the AIMCO Operating       the general partner by providing that the
Partnership Agreement have limitations on         general partner, and its officers and
the liability of the general partner but          directors will not be liable or accountable
such limitations differ and provide more          in damages to the AIMCO Operating
protection for the general partner of the         Partnership, the limited partners or as-
AIMCO Operating Partnership.                      signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  consti-

         1920
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  tute "passive activities" (unless the AIMCO
                                                  Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refi-

         1921
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                    issue date of the Preferred OP      nances its assets, the net
                                    Units.                              proceeds therefrom generally will
                                                                        be retained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may amend        as holders of the Common OP       termination of the AIMCO
your partnership's agreement      Units. See "Description of        Operating Partnership
of limited partnership with       OP Units" in the accompany-       Agreement and certain
the approval of the general       ing Prospectus. So long as        transactions such as the
partner, subject to certain       any Preferred OP Units are        institution of bankruptcy
exceptions; terminate your        outstanding, in addition to       proceedings, an assignment
partnership with the ap-          any other vote or consent of      for the benefit of creditors
proval of the general             partners required by law or       and certain transfers by the
partner; remove or elect a        by the AIMCO Operating            general partner of its
general partner and approve       Partnership Agreement, the        interest in the AIMCO
or disapprove the sale of         affirmative vote or consent       Operating Partnership or the
all or a material portion of      of holders of at least 50%        admission of a successor
your partnership's property.      of the outstanding Preferred      general partner.
                                  OP Units will be necessary
The general partner may           for effecting any amendment       Under the AIMCO Operating
cause the dissolution of          of any of the provisions of       Partnership Agreement, the
your partnership by               the Partnership Unit              general partner has the
retiring. Your partnership        Designation of the Preferred      power to effect the
may then be reformed by the       OP Units that materially and      acquisition, sale, transfer,
limited partners holding 51%      adversely affects the rights      exchange or other
of the units then                 or preferences of the             disposition of any assets of
outstanding within ninety         holders of the Preferred OP       the AIMCO Operating
days following such retire-       Units. The creation or            Partnership (including, but
ment. In such an event, your      issuance of any class or          not limited to, the exercise
partnership will dissolve         series of partnership units,      or grant of any conversion,
and all of its assets and         including, without                option, privilege or
liability will be con-            limitation, any partner-          subscription right or any
tributed to a new                 ship units that may have          other right available in
partnership and all parties       rights senior or superior to      connection with any assets
of your partnership will          the Preferred OP Units,           at any time held by the
become parties to the new         shall not be deemed to            AIMCO Operating Partnership)
partnership.                      materially adversely affect       or the merger,
                                  the rights or preferences of      consolidation,
In general, you have greater      the holders of Preferred OP       reorganization or other
voting rights in your             Units. With respect to the        combination of the AIMCO
partnership than you will         exercise of the above             Operating Partnership with
have as an OP Unitholder. OP      described voting rights,          or into another entity, all
Unitholders can not remove        each Preferred OP Units           without the consent of the
the general partner of the        shall have one (1) vote per       OP Unitholders.
AIMCO Operating Partnership.      Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an

         1922
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    "event of withdrawal," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Distributable       at the rate of $0.50 per          or such portion as the
Cash are to be made               Preferred OP Unit; provided,      general partner may in its
quarterly on or about             however, that at any time         sole and absolute discretion
January 15, April 15, July        and from time to time on or       determine, of Available Cash
15 and October 15. The dis-       after the fifth anniversary       (as defined in the AIMCO
tributions payable to the         of the issue date of the          Operating Partnership
partners are not fixed in         Preferred OP Units, the           Agreement) generated by the
amount and depend upon the        AIMCO Operating Partnership       AIMCO Operating Partnership
operating results and net         may adjust the annual             during such quarter to the
sales or refinancing pro-         distribution rate on the          general partner, the special
ceeds available from the          Preferred OP Units to the         limited partner and the
disposition of your               lower of (i) 2.00% plus the       holders of Common OP Units
partnership's assets.             annual interest rate then         on the record date es-
                                  applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective
                                  most recently issued AIMCO

         1923
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  non-convertible preferred         interests in the AIMCO
                                  stock which ranks on a            Operating Partnership on
                                  parity with its Class H           such record date. Holders of
                                  Cumulative Preferred Stock.       any other Preferred OP Units
                                  Such distributions will be        issued in the future may
                                  cumulative from the date of       have priority over the
                                  original issue. Holders of        general partner, the special
                                  Preferred OP Units will not       limited partner and holders
                                  be entitled to receive any        of Common OP Units with
                                  distributions in excess of        respect to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         1924
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such person will       and the Preferred OP Units        Operating Partnership
become a substitute limited       are not listed on any             Agreement restricts the
partner if: (1) a written         securities exchange. The          transferability of the OP
assignment has been duly          Preferred OP Units are            Units. Until the expiration
executed and acknowledged by      subject to restrictions on        of one year from the date on
the assignor and assignee         transfer as set forth in the      which an OP Unitholder
and delivered to the general      AIMCO Operating Partnership       acquired OP Units, subject
partners, (2) the approval        Agreement.                        to certain exceptions, such
of the general partner which                                        OP Unitholder may not
may be withheld in the sole       Pursuant to the AIMCO             transfer all or any por-
discretion and which will be      Operating Partnership             tion of its OP Units to any
withheld if the general           Agreement, until the              transferee without the
partner reasonably believes       expiration of one year from       consent of the general
that the transfer violates        the date on which a holder        partner, which consent may
applicable securities law or      of Preferred OP Units             be withheld in its sole and
result in adverse tax             acquired Preferred OP Units,      absolute discretion. After
consequences, including the       subject to certain                the expiration of one year,
termination of your               exceptions, such holder of        such OP Unitholder has the
partnership for tax               Preferred OP Units may not        right to transfer all or any
purposes, (3) the assignee        transfer all or any portion       portion of its OP Units to
has agreement to bound by         of its Preferred OP Units to      any person, subject to the
all of the terms of your          any transferee without the        satisfaction of certain con-
partnership's agreement of        consent of the general            ditions specified in the
limited partnership and           partner, which consent may        AIMCO Operating Partnership
absolute discretion of the        be withheld in its sole and       Agreement, including the
general partner has been          absolute discretion. After        general partner's right of
granted, (4) the assignee         the expiration of one year,       first refusal. See
represents he is at least 18      such holders of Preferred OP      "Description of OP Units --
years of age, is a citizen        Units has the right to            Transfers and Withdrawals"
and resident of the U.S.,         transfer all or any portion       in the accompanying
has sufficient financial          of its Preferred OP Units to      Prospectus.
resources to maintain the         any person, subject to the
interest acquired and that        satisfaction of certain           After the first anniversary
he is not acquiring the           conditions specified in the       of becoming a holder of
interest with a view to           AIMCO Operating Partner-          Common OP Units, an OP
resell the interest and (5)       ship Agreement, including         Unitholder has the right,
the assignor and assignee         the general partner's right       subject to the terms and
have complied with such           of first refusal.                 conditions of the AIMCO
other conditions as set                                             Operating Partnership
forth in your partnership's       After a one-year holding          Agreement, to require the
agreement of limited              period, a holder may redeem       AIMCO Operating Partnership
partnership.                      Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
There are no redemption           therefor, at the AIMCO Oper-      by such party in exchange
rights associated with your       ating Partnership's option,       for a cash amount based on
units.                            (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         1925
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         1926

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         1927

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         1928

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         1929

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         1930


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         1931


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         1932

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         1933

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         1934

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         1935

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $27,513 in 1996, $29,242 in 1997 and $31,830 in 1998. The property manager received management fees of $51,864 in 1996, $55,922 in 1997 and $57,240 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.
         1936

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $227,013 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between negative 0.75% and positive 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         1937

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Georgetown of Columbus Associates, Limited as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         1938

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-7
Balance Sheets as of December 31, 1997 and 1996.............  F-8
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996............  F-9
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-10
Notes to Financial Statements...............................  F-11
Independent Auditors' Report................................  F-15
Balance Sheets as of December 31, 1996 and 1995.............  F-16
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1996 and 1995............  F-17
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-18
Notes to Financial Statements...............................  F-19

         1939


                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                         ASSETS
Cash and cash equivalents...................................                 $    17,000
Receivables and Deposits....................................                      24,000
Restricted Escrows..........................................                     244,000
Other Assets................................................                      58,000
Investment Property:
  Land......................................................  $   340,000
  Building and related personal property....................    4,589,000
                                                              -----------
                                                                4,929,000
                                                              -----------
  Less: Accumulated depreciation............................   (3,447,000)     1,482,000
                                                              -----------    -----------
          Total Assets......................................                 $ 1,825,000
                                                                             ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Accounts Payable............................................                 $    17,000
Other Accrued Liabilities...................................                      82,000
Property Taxes Payable......................................                      69,000
Tenant Security Deposits....................................                      24,000
Notes Payable...............................................                   3,665,000
          Partners' Deficit.................................                  (2,032,000)
                                                                             -----------
          Total Liabilities and Partners' Deficit...........                 $ 1,825,000
                                                                             ===========



                See Accompanying Notes to Financial Statements.

         1940


                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                               ---------------------
                                                                 1998         1997
                                                               --------     --------
Revenues:
  Rental Income.............................................   $804,000     $800,000
  Other Income..............................................     49,000       30,000
                                                               --------     --------
          Total Revenues....................................    853,000      830,000
Expenses:
  Operating Expenses........................................    337,000      318,000
  General and Administrative Expenses.......................     32,000       29,000
  Depreciation Expense......................................     73,000       73,000
  Interest Expense..........................................    252,000      258,000
  Property Tax Expense......................................     69,000       69,000
                                                               --------     --------
          Total Expenses....................................    763,000      747,000
          Net Income........................................   $ 90,000     $ 83,000
                                                               ========     ========



                See Accompanying Notes to Financial Statements.

         1941


                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                1998           1997
                                                              ---------      --------
Operating activities:
  Net income (loss).........................................  $  90,000      $ 83,000
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and Amortization.............................    105,000       105,000
  Changes in accounts:
     Receivables and deposits and other assets..............     73,000        23,000
     Accounts Payable and accrued expenses..................    (62,000)      (75,000)
                                                              ---------      --------
          Net cash provided by (used in) operating
            activities......................................    206,000       134,000
                                                              ---------      --------
Investing Activities:
  Property improvements and replacements....................    (43,000)      (33,000)
  Net (increase)/decrease in restricted escrows.............    (84,000)      (39,000)
                                                              ---------      --------
          Net cash provided by (used in) investing
            activities......................................   (127,000)      (72,000)
                                                              ---------      --------
Financing Activities:
  Payments on mortgage......................................    (77,000)      (71,000)
                                                              ---------      --------
          Net cash provided by (used in) financing
            activities......................................    (77,000)      (71,000)
                                                              ---------      --------
  Net increase (decrease) in cash and cash equivalents......      2,000        (9,000)
  Cash and cash equivalents at beginning of period..........     15,000        18,000
                                                              ---------      --------
  Cash and cash equivalents at end of period................  $  17,000      $  9,000
                                                              =========      ========



            See Accompanying Notes to Condensed Financial Statements

         1942


                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED


                    NOTES TO CONDENSED FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997


NOTE A -- BASIS OF PRESENTATION


     The accompanying unaudited financial statements of Georgetown of Columbus Associates, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.


     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

NOTE B -- SUBSEQUENT EVENT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         1943

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         1944

                          INDEPENDENT AUDITORS' REPORT

General Partners
Georgetown of Columbus Associates, Limited:

     We have audited the accompanying balance sheets of Georgetown of Columbus Associates, Limited as of December 31, 1997 and 1996, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgetown of Columbus Associates, Limited as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                            /s/ KPMG PEAT MARWICK LLP

Greenville, South Carolina
February 26, 1998

         1945

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                                 BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Cash and cash equivalents...................................  $    15,001   $    17,946
Receivables and deposits....................................       96,733        67,832
Restricted escrows (Note B).................................      159,731       153,166
Other assets................................................       71,576        76,344
Investment properties (Note C):
  Land......................................................      340,190       340,190
  Buildings and related personal property...................    4,545,765     4,475,007
                                                              -----------   -----------
                                                                4,885,955     4,815,197
  Less accumulated depreciation.............................   (3,373,939)   (3,276,242)
                                                              -----------   -----------
                                                                1,512,016     1,538,955
                                                              -----------   -----------
                                                              $ 1,855,057   $ 1,854,243
                                                              ===========   ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable (Note D).................................  $   111,398   $    75,737
  Tenant security deposit liabilities.......................       29,758        28,778
  Accrued taxes.............................................       87,386        87,458
  Other liabilities.........................................       25,227        26,773
  Mortgage notes payable (Note C)...........................    3,723,480     3,813,563
Partners' deficit...........................................   (2,122,192)   (2,178,066)
                                                              -----------   -----------
                                                              $ 1,855,057   $ 1,854,243
                                                              ===========   ===========

                 See Accompanying Notes to Financial Statements

         1946

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Revenues:
  Rental income.............................................  $ 1,077,470   $ 1,007,702
  Other income..............................................       43,093        38,203
                                                              -----------   -----------
          Total revenues....................................    1,120,563     1,045,905
                                                              -----------   -----------
Expenses:
  Operating (Note D)........................................      506,823       506,255
  General and administrative (Note D).......................       36,549        38,664
  Depreciation..............................................       97,697        92,069
  Interest..................................................      335,895       350,280
  Property taxes............................................       87,725        88,242
                                                              -----------   -----------
          Total expenses....................................    1,064,689     1,075,510
                                                              -----------   -----------
Net income (loss)...........................................       55,874       (29,605)
Partners' deficit at beginning of year......................   (2,178,066)   (2,148,461)
                                                              -----------   -----------
Partners' deficit at end of year............................  $(2,122,192)  $(2,178,066)
                                                              ===========   ===========

                 See Accompanying Notes to Financial Statements

         1947

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                            STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Cash flows from operating activities:
  Net income (loss).........................................   $  55,874     $ (29,605)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation...........................................      97,697        92,069
     Amortization of discounts, loan costs and other
      deferred costs........................................      35,322        41,477
     Change in accounts:
       Receivables and deposits.............................     (28,901)        5,306
       Other assets.........................................      (8,187)           --
       Accounts payable.....................................      35,661        48,229
       Tenant security deposit liabilities..................         980        (2,172)
       Accrued taxes........................................         (72)        9,681
       Other liabilities....................................      (1,546)        3,061
                                                               ---------     ---------
          Net cash provided by operating activities.........     186,828       168,046
                                                               ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................     (70,758)      (77,189)
  Deposits to restricted escrows............................      (6,565)       (6,505)
  Receipts from restricted escrows..........................          --         7,617
                                                               ---------     ---------
          Net cash used in investing activities.............     (77,323)      (76,077)
                                                               ---------     ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (112,450)     (104,245)
                                                               ---------     ---------
          Net cash used in financing activities.............    (112,450)     (104,245)
                                                               ---------     ---------
Net decrease in cash and cash equivalents...................      (2,945)      (12,276)
Cash and cash equivalents at beginning of year..............      17,946        30,222
                                                               ---------     ---------
Cash and cash equivalents at end of year....................   $  15,001     $  17,946
                                                               =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $ 300,929     $ 309,134
                                                               =========     =========

                 See Accompanying Notes to Financial Statements

         1948

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Georgetown of Columbus Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated October 13, 1983. The Partnership owns and operates a 150 unit apartment complex, Georgetown of Columbus Apartments, in Columbus, Ohio.

     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.

  Depreciation

     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 10 to 25 years and the personal property assets are depreciated over a 5 to 10 year period.

  Other Assets

     Other assets at December 31, 1997 and 1996 include deferred loan costs of $63,389 and $76,344, respectively, which are amortized over the term of the related borrowing. Deferred loan costs are presented net of accumulated amortization.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

  Income Taxes

     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Tenant Security Deposits

     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

         1949
                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Reclassifications

     Certain 1996 amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net loss or partners' deficit as previously reported.

NOTE B -- RESTRICTED ESCROWS

     Restricted escrow deposits at December 31, 1997 and 1996 consist of the following:

                                                                1997       1996
                                                              --------   --------
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan..................................................  $159,731   $153,166
                                                              ========   ========

NOTE C -- MORTGAGE NOTES PAYABLE

     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:

                                                                 1997         1996
                                                              ----------   ----------
First mortgage note payable in monthly installments of
  $33,614, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $3,766,261   $3,878,711
Second mortgage note payable in interest only monthly
  installments of $834, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     131,718      131,718
                                                              ----------   ----------
Principal balances at year end..............................   3,897,979    4,010,429
Less unamortized discount...................................    (174,499)    (196,866)
                                                              ----------   ----------
                                                              $3,723,480   $3,813,563
                                                              ==========   ==========

     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:

1998.....................................................  $  121,300
1999.....................................................     130,846
2000.....................................................     141,141
2001.....................................................     152,253
2002.....................................................   3,352,439
                                                           ----------
                                                           $3,897,979
                                                           ==========

     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In

         1950
                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

     Transactions and balances with the Managing General Partner and its affiliates for the years ended December 31, 1997 and 1996 are as follows:

                                                               1997      1996
                    TYPE OF TRANSACTION                       AMOUNT    AMOUNT
                    -------------------                       -------   -------
Management fee..............................................  $55,922   $51,864
Partnership administration fee..............................  $12,510   $10,020
Reimbursement for services of affiliates....................  $16,582   $16,703
Reimbursement for construction oversight costs..............  $   150   $   790
Payable to Insignia Residential Group.......................  $36,602   $ 7,510

         1951

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         1952

                          INDEPENDENT AUDITORS' REPORT

General Partners
Georgetown of Columbus Associates, Limited:

     We have audited the accompanying balance sheets of Georgetown of Columbus Associates, Limited as of December 31, 1996 and 1995, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgetown of Columbus Associates, Limited as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                            /s/ KPMG PEAT MARWICK LLP

Greenville, South Carolina
March 6, 1997

         1953

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                                 BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Cash and cash equivalents:
  Unrestricted..............................................  $    17,946   $    30,222
  Restricted -- tenant security deposits....................       28,778        30,538
Accounts receivable.........................................        1,172           192
Escrow for taxes............................................       37,882        42,408
Restricted escrows (Note B).................................      153,166       154,278
Other assets................................................       76,344        89,248
Investment properties (Note C):
  Land......................................................      340,190       340,190
  Buildings and related personal property...................    4,475,007     4,397,818
                                                              -----------   -----------
                                                                4,815,197     4,738,008
  Less accumulated depreciation.............................   (3,276,242)   (3,184,173)
                                                              -----------   -----------
                                                                1,538,955     1,553,835
                                                              -----------   -----------
                                                              $ 1,854,243   $ 1,900,721
                                                              ===========   ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    75,737   $    27,508
  Tenant security deposits..................................       28,778        30,950
  Accrued taxes.............................................       87,458        77,777
  Other liabilities.........................................       26,773        23,712
  Mortgage notes payable (Note C)...........................    3,813,563     3,889,235
Partners' deficit...........................................   (2,178,066)   (2,148,461)
                                                              -----------   -----------
                                                              $ 1,854,243   $ 1,900,721
                                                              ===========   ===========

                 See Accompanying Notes to Financial Statements

         1954

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Revenues:
  Rental income.............................................  $ 1,007,702   $   964,312
  Other income..............................................       38,203        44,771
                                                              -----------   -----------
          Total revenues....................................    1,045,905     1,009,083
                                                              -----------   -----------
Expenses:
  Operating (Note D)........................................      357,814       325,836
  General and administrative (Note D).......................       38,664        37,672
  Maintenance...............................................      148,441        94,378
  Depreciation..............................................       92,069        96,487
  Interest..................................................      350,280       356,345
  Property taxes............................................       88,242        78,674
                                                              -----------   -----------
          Total expenses....................................    1,075,510       989,392
                                                              -----------   -----------
Net (loss) income...........................................      (29,605)       19,691
Partners' deficit at beginning of year......................   (2,148,461)   (2,168,152)
                                                              -----------   -----------
Partners' deficit at end of year............................  $(2,178,066)  $(2,148,461)
                                                              ===========   ===========

                 See Accompanying Notes to Financial Statements

         1955

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                            STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              -----------   ----------
Cash flows from operating activities:
  Net (loss) income.........................................   $ (29,605)    $ 19,691
  Adjustments to reconcile net (loss) income to net cash
     provided by operating activities:
     Depreciation...........................................      92,069       96,487
     Amortization of discounts, loan costs and other
      deferred costs........................................      41,477       50,172
     Change in accounts:
       Restricted cash......................................       1,760          690
       Accounts receivable..................................        (980)        (192)
       Escrow for taxes.....................................       4,526        1,657
       Accounts payable.....................................      48,229       20,903
       Tenant security deposit liabilities..................      (2,172)      (2,985)
       Accrued taxes........................................       9,681        1,000
       Other liabilities....................................       3,061      (47,714)
                                                               ---------     --------
          Net cash provided by operating activities.........     168,046      139,709
                                                               ---------     --------
Cash flows from investing activities:
  Property improvements and replacements....................     (77,189)     (57,993)
  Deposits to restricted escrows............................      (6,505)     (31,974)
  Receipts from restricted escrows..........................       7,617       11,093
                                                               ---------     --------
          Net cash used in investing activities.............     (76,077)     (78,874)
                                                               ---------     --------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (104,245)     (96,639)
                                                               ---------     --------
          Net cash used in financing activities.............    (104,245)     (96,639)
                                                               ---------     --------
Net decrease in cash and cash equivalents...................     (12,276)     (35,804)
Cash and cash equivalents at beginning of year..............      30,222       66,026
                                                               ---------     --------
Cash and cash equivalents at end of year....................   $  17,946     $ 30,222
                                                               =========     ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $ 309,134     $316,740
                                                               =========     ========

                 See Accompanying Notes to Financial Statements

         1956

                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Georgetown of Columbus Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated October 13, 1983. The Partnership owns and operates a 150 unit apartment complex, Georgetown of Columbus Apartments, in Columbus, Ohio.

     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.

  Depreciation

     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 10 to 25 years and the personal property assets are depreciated over a 5 to 10 year period.

  Other Assets

     Other assets at December 31, 1996 and 1995 consist of deferred loan costs which are amortized over the term of the related borrowing. Deferred loan costs are presented net of accumulated amortization.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

  Income Taxes

     On the basis of legal counsel's opinion, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain 1995 amounts have been reclassified to conform to the 1996 presentation. These reclassifications had no impact on net loss or partners' deficit as previously reported.

         1957
                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- RESTRICTED ESCROWS

     Restricted escrow deposits at December 31, 1996 and 1995 consist of the following:

                                                                1996       1995
                                                              --------   --------
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan..................................................  $153,166   $154,278
                                                              ========   ========

NOTE C -- MORTGAGE NOTES PAYABLE

     Mortgage notes payable at December 31, 1996 and 1995 consist of the following:

                                                                 1996         1995
                                                              ----------   ----------
First mortgage note payable in monthly installments of
  $33,614, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $3,878,711   $3,982,956
Second mortgage note payable in interest only monthly
  installments of $834, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     131,718      131,718
                                                              ----------   ----------
Principal balances at year end..............................   4,010,429    4,114,674
Less unamortized discount...................................    (196,866)    (225,439)
                                                              ----------   ----------
                                                              $3,813,563.. $3,889,235
                                                              ==========   ==========

     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1996 are as follows:

1997.....................................................  $  112,449
1998.....................................................     121,300
1999.....................................................     130,846
2000.....................................................     141,141
2001.....................................................     152,253
Thereafter...............................................   3,352,440
                                                           ----------
                                                           $4,010,429
                                                           ==========

     The principal balance of the mortgage notes may not be prepaid, in whole or in part, prior to November 15, 1997. Thereafter the principal may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

         1958
                   GEORGETOWN OF COLUMBUS ASSOCIATES, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Transactions with the Managing General Partner and its affiliates for the years ended December 31, 1996 and 1995 are as follows:

                                                               1996      1995
                    TYPE OF TRANSACTION                       AMOUNT    AMOUNT
                    -------------------                       -------   -------
Management fee..............................................  $51,864   $50,789
Partnership administration fee..............................  $10,020   $10,096
Reimbursement for services of affiliates....................  $16,703   $15,840
Reimbursement for construction oversight costs..............  $   790   $    --

         1959


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         1960

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         1961

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         1962

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         1963

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         1964

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         1965

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         1966

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         1967

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         1968

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         1969

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         1970

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         1971

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         1972

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         1973

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         1974

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1975

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1976

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         1977

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1978

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         1979

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         1980

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         1981

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         1982

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         1983

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         1984


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         1985

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         1986


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         1987


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         1988


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         1989

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.


(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1990


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         1991

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         1992


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         1993


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         1994


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         1995


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         1996


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         1997


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         1998


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         1999


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         2000


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         2001


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2002


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         2003


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         2004


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2005


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         2006

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2007


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         2008

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2009

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Georgetown of Columbus Associates Ltd


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Georgetown of Columbus Associates Ltd (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $36,322 in cash, or 939 Common OP Units of the Purchaser, or 1,453 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         2010

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         2011

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         2012

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         2013


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         2014


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         2015

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         2016

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexington Avenue                   Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         2017

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         2018


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                            La Colina Partners, Ltd.

                        in exchange for your choice of:

          1,794.50 of our 8.0% Class Two Partnership Preferred Units;


                  1,159.45 of our Partnership Common Units; or


                                $44,859 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $44,859 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         2019

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of La Colina
    Partners, Ltd..............................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Stanger's Estimate of Net Asset Value, Going
    Concern Value and Liquidation Value........    S-38
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58

         2020


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Proration....................................    S-59
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         2021

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Angeles Properties, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,500,000, less approximately $286,879 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         2022


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         2023


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2023 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $3,589 per year on the number of Preferred OP Units, or distributions of $2,898.63 per year on the number of Common OP Units, that you would receive in exchange for each of your

         2024


partnership's units. During 1998, your partnership paid cash distributions of $9,615.38 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         2025

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $4,542,077 of balloon payments due on its mortgage debt in October 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.

         2026


     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October 2003 and require balloon payments of $4,542,077. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         2027

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $9,615.38 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,589 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $9,615.38 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,898.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the

         2028

       securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         2029

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.83% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.13%, resulting in a final capitalization rate of 10.37%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   778,000
Capitalization rate.........................................        10.37%
                                                              -----------
Gross valuation of partnership property.....................  $ 7,500,000
Plus: Cash and cash equivalents.............................      522,593
Plus: Other partnership assets, net of security deposits....      382,915
Less: Mortgage debt, including accrued interest.............   (5,230,467)
Less: Accounts payable and accrued expenses.................      (17,930)
Less: Other liabilities.....................................     (305,094)
                                                              -----------
Partnership valuation before taxes and certain costs........    2,852,017
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (286,879)
Less: Closing costs.........................................     (187,500)
                                                              -----------
Estimated net valuation of your partnership.................    2,377,638
Percentage of estimated net valuation allocated to holders
  of units..................................................        98.11%
                                                              -----------
Estimated net valuation of units............................    2,332,669
          Total number of units.............................         52.0
                                                              -----------
Estimated valuation per unit................................       44,859
                                                              ===========
Cash consideration per unit.................................  $    44,859
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $44,859 by the $25 liquidation preference of each Preferred OP Unit to get 1,794.50 Preferred OP Units per unit.

         2030


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $44,859 by a price of $38.69 to get 1,159.45 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:



     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 44,859
Partnership Preferred Units.................................  $ 44,859
Partnership Common Units....................................  $ 44,859
Alternatives:
  Estimated liquidation proceeds............................  $ 44,859
  Estimated going concern value.............................  $ 40,192
  Alternative going concern value(1)........................  $ 41,558
  Net book value (deficit)..................................  $(62,534)


---------------


(1) Assumes sale of the property when balloon payments are due instead of refinancing the mortgages.

         2031


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. La Colina Partners, Ltd. is a California limited partnership which was formed on July 15, 1983 for the purpose of owning and operating a single apartment property located in Denton, Texas, known as "La Colina Ranch Apartments." La Colina Ranch Apartments consists of 264 units and was built in 1984. Your partnership has no employees. As of September 30, 1998, there were 52 units of limited partnership interest issued and outstanding, which were held of record by 51 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $2,548,000 of limited partnership units in 1983. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $9,615.38 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2023, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $4,977,766, payable to FNMA, which bears interest at the rate of 7.83%. The mortgage debt is due on October 15, 2003. Your partnership also has a second mortgage note outstanding of $163,710, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         2032


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,794.50 of our Class Two Partnership Preferred Units;



     - 1,159.45 of our Partnership Common Units; or



     - $44,859 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 52 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,794.50 Preferred OP Units, 1,159.45 Common OP Units, or $44,859 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         2033

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         2034


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $44,859 in cash, 1,794.50 Preferred OP Units or 1,159.45 Common OP Units. Both your units and the

         2035


OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $44,859.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner receives an annual management fee equal to the greater of 7.5% of net cash flow or $10,000, payable monthly, in addition to reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $32,447 for the fiscal year ended December 31, 1998. The property manager received management fees of $89,785 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $583,167 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         2036

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         2037

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         2038

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         2039


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         2040


           SUMMARY FINANCIAL INFORMATION OF LA COLINA PARTNERS, LTD.



     The summary financial information of La Colina Partners Ltd. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for La Colina Partners Ltd. for the years ended December 31, 1997, 1996, 1995 and 1994 is based on historical information for which 1997 has been audited. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                            LA COLINA PARTNERS, LTD.



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                  -----------------------   --------------------------------------------------------------
                                     1998         1997         1997         1996         1995         1994         1993
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA:
  Total Revenues................  $1,342,947   $1,288,813   $1,738,655   $1,681,643   $2,152,848   $1,561,608   $1,425,575
  Net Income/(Loss).............     129,322       30,019      103,295      (66,948)     524,401      (41,177)    (747,133)
  Net Income (Loss) per limited
    partnership unit............       2,462          572        1,967       (1,275)       9,984         (784)     (14,224)
  Distributions per limited
    partnership unit............           7            9          381           19        3,897           --           --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $   729,107   $ 1,195,368   $   522,599   $ 1,148,129   $ 1,002,202   $   407,445   $   314,284
  Real Estate, Net of
    Accumulated Depreciation...    2,529,276     2,660,222     2,623,939     2,682,739     2,828,828     3,045,919     3,196,979
  Total Assets.................    3,671,957     4,298,486     3,609,251     4,315,547     4,341,188     3,993,873     3,995,251
  Notes Payable................    5,105,645     5,166,607     5,132,338     5,747,001     5,796,963     5,841,983     5,901,227
  General Partners' Capital/
    (Deficit)..................      (17,112)      (18,939)      (18,402)      (19,235)      (18,555)      (21,752)      (21,341)
  Limited Partners' Capital/
    (Deficit)..................   (1,694,107)   (1,875,003)   (1,821,786)   (1,904,248)   (1,836,980)   (2,153,490)   (2,112,724)
  Partners'
    Capital/(Deficit)..........   (1,711,220)   (1,893,942)   (1,840,188)   (1,923,483)   (1,855,535)   (2,175,242)   (2,134,065)
  Total Distributions..........          354           478        20,080         1,000       204,694            --            --
  Book value per limited
    partnership unit...........      (32,908)      (36,422)      (35,388)      (36,990)      (35,683)      (41,832)      (41,040)
  Net increase (decrease) in
    cash and cash
    equivalents................      206,508        47,239      (625,530)      145,927       594,757        93,161       314,284
  Net cash provided by
    operating activities.......      317,326       761,382       139,352       254,671       828,085       195,321      (812,789)
  Ratio of earnings to fixed
    charges....................       1.40/1        1.08/1        1.20/1        0.87/1        2.01/1        0.93/1       -0.49/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO         LA COLINA
                                                               OPERATING       PARTNERS,
                                                              PARTNERSHIP        LTD.
                                                              ------------   -------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   -------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $   3,589        $9,615
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,898.63        $9,615

         2041

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         2042

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,500,000, less approximately $286,879 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         2043


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         2044


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2023 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         2045


is equivalent to distributions of $3,589 per year on the number of Preferred OP Units, or distributions of $2,898.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $9,615.38 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

         2046

holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $4,542,077 of balloon payments due on its mortgage debt in October 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

         2047


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately 1.5% interest, consisting of a 0% limited partnership interest and a 1.5% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         2048


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         2049

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $30,019 for the nine months ended September 30, 1997, to $129,322 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on October 15, 2003 and require balloon payments totaling $4,542,077. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2003 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing of your partnership's property; making an offer of only cash for your units; making an offer of only

         2050


Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's assets could occur only with the consent of the limited partners holding at least a majority of the units of your partnership. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         2051


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $9,615.38 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,589 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $9,615.38 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,898.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         2052


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.83% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.13%, resulting in a final capitalization rate of 10.37%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall

         2053

       property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value.....       $778,000             10.37%         $7,500,000


---------------


     (1) The total net operating income is equal to total revenues of $1,672,218, less total expenses of $815,518 and recurring replacement costs of $79,200.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $2,377,638. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $   778,000
Capitalization rate.........................................        10.37%
                                                              -----------
Gross valuation of partnership properties...................    7,500,000
Plus: Cash and cash equivalents.............................      522,593
Plus: Other partnership assets, net of security deposits....      382,915
Less: Mortgage debt, including accrued interest.............   (5,230,467)
Less: Accounts payable and accrued expenses.................      (17,930)
Less: Other liabilities.....................................     (305,094)
                                                              -----------
Partnership valuation before taxes and certain costs........    2,852,017
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (286,879)
Less: Closing costs.........................................     (187,500)
                                                              -----------
Estimated net valuation of your partnership.................    2,377,638
Percentage of estimated net valuation allocated to holders
  of units..................................................        98.11%
                                                              -----------
Estimated net valuation of units............................    2,332,669
          Total number of units.............................         52.0
                                                              -----------
Estimated valuation per unit................................       44,859
                                                              ===========
Cash consideration per unit.................................       44,859
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $44,859 by the $25 liquidation preference of each Preferred OP Unit to get 1,794.50 Preferred OP Units per unit.

         2054


     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $44,859 by a price of $38.69 to get 1,159.45 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $2,377,638 or .42% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $30,019 for the nine months ended September 30, 1997 to $129,322 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

         2055

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $44,859, based on a total estimated value of your partnership's property of $7,500,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $3,589 per year on the number of Preferred OP Units, or distributions of $2,898.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $9,615.38. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive

         2056

if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         2057


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2023, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                --------
Cash offer price............................................    $ 44,859
Partnership preferred units.................................      44,859 (1
Partnership common units....................................      44,859 (1
Alternatives:
  Prices on secondary market................................     Not available
  Estimated liquidation proceeds............................    $ 44,859
  Estimated going concern value.............................    $ 40,192
  Net book value (deficit)..................................    $(62,534)
  Alternative going concern value...........................    $ 41,558 (2


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         2058

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the property and the actual amounts for which the partnership's property or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $40,192 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in October, 2003. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $41,558 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $62,534 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



STANGER'S ESTIMATE OF NET ASSET VALUE, GOING CONCERN VALUE AND LIQUIDATION VALUE



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $44,261 per unit, going concern value of $38,021 per unit and liquidation value of $40,596 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion --

         2059


Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(598), $(6,838) and $(4,263). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 98.11% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

         2060

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $1,737,329
Operating Expenses..........................................    (836,405)
Replacement Reserves -- Net.................................     (41,975)
Debt Service................................................    (477,024)
Capital Expenditures........................................     (68,320)
                                                              ----------
          Net Cash Flow.....................................  $  313,605
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts

         2061

will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net

         2062


operating income capitalized at a capitalization rate of 10.37%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership: (i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $286,879. Stanger observed that your partnership liquidation value of $2,377,638 was allocated 98.11% to the limited partners and divided by the total units outstanding of 52 to provide the liquidation value per unit of $44,859.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $778,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $39,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 10.87%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of approximately 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 52 to achieve management's estimate of going concern value of $40,192 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $44,859 per unit is equal to management's estimate of liquidation value, and reflects an 11.6% premium to management's estimate of going concern value of $40,192. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten-day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed

         2063


that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.25%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.75%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the property's estimated internal rate of return of the portfolio derived from the discounted cash flow analysis, (12.75% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 60% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998, adjusted for a $400,000 cash distribution, which we advised Stanger would be made after September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $44,261, $38,021, and $40,596 representing premiums (discounts) to the offer price of (1.3)%, (15.2)% and (9.5)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are

         2064

consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         2065

                                YOUR PARTNERSHIP


GENERAL



     La Colina Partners, Ltd., is a California limited partnership which completed a private offering in 1983. Insignia acquired the general partner of your partnership in November 1992. AIMCO acquired Insignia in October 1998. There are currently a total of 51 limited partners of your partnership and a total of 52 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on July 15, 1983 for the purpose of owning an apartment property located in Denton, Texas, known as "La Colina Ranch Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1983 and consists of 264 apartment units. There are 112 one-bedroom apartments and 152 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 95% in 1998, 92% in 1997 and 92% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations or improvements for 1999 total $256,519 and are intended to be paid for out of cash flow or borrowings. Renovation items include electrical, stairwells, sidewalks, drives and parking lot, landscape and irrigation, and drainage



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $513    $500    $477    $445    $420



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $196,524 of $7,538,620 of assessed valuation with a current yearly tax rate of 2.61%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 2.74% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2023 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.

         2066


     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 95% and $537, respectively, at December 31, 1998, compared to 92% and $513, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because of strong rental market. In addition, the general partner noted that it expects to spend approximately $286,879 for capital improvements at the property in 1999 to update the property's amenities, such as washer/dryer, microwaves, fireplace and patio/balcony. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $4,977,766, payable to FNMA, which bears interest at a rate of 7.83%. The mortgage debt is due on October 2003. Your partnership also has a second mortgage note outstanding of $163,710, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to

         2067


lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,548,000 of limited partnership units in 1983 for $49,000 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2023, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Your partnership's agreement of limited partnership does not limit the liability of the general partners to your partnership or any limited partners for acts done in their capacity as general partner. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Under your partnership's agreement of limited partnership, the general partners of your partnership are indemnified for any loss or damage, including legal fees and expenses and amounts paid in settlement, incurred by such parties by reason of any act performed or omitted by such parties on behalf of your partnership or in furtherance of your partnership's interest, provided that the party sued will not be entitled to indemnification for losses sustained by reason of their gross negligence, willful misconduct or breach of fiduciary obligations.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         2068


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $49,000.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1993..................................  $     0         $    0                 $0             $      0
1994..................................        0              0                  0                    0
1995..................................    3,936              0                  0               51,174
1996..................................       19              0                  0                  250
1997..................................      385              0                  0                5,000
1998..................................    7,731          2,000                  0              100,500
                                        -------         ------                 --             --------
          Total.......................  $12,071         $2,000                 $0             $156,924
                                        =======         ======                 ==             ========


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.5% interest in your partnership, as general partner and no limited partnership units of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         2069


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $29,166
1995........................................................     42,281
1996........................................................     45,370
1997........................................................     39,929
1998........................................................     32,447



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1995........................................................  $78,348
1996........................................................   80,878
1997........................................................   83,502
1998........................................................   89,785



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         2070


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                             LA COLINA PARTNERS, LTD.
                          -----------------------------------------------------------------------------------------------
                                SEPTEMBER 30,                                    DECEMBER 31,
                          -------------------------   -------------------------------------------------------------------
                             1998          1997          1997          1996          1995          1994          1993
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash
  Equivalents...........  $   729,107   $ 1,195,368   $   522,599   $ 1,148,129   $ 1,002,202   $   407,445   $   314,284
Land & Building.........    5,772,398     5,691,678     5,708,625     5,558,406     5,500,644     5,597,351     5,554,435
Accumulated
  Depreciation..........   (3,243,122)   (3,031,456)   (3,084,686)   (2,875,667)   (2,671,816)   (2,551,432)   (2,357,456)
Other Assets............      413,574       442,896       462,713       484,979       510,158       540,509       483,988
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets....  $ 3,671,957   $ 4,298,486   $ 3,609,251   $ 4,315,847   $ 4,341,188   $ 3,993,873   $ 3,995,251
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable...........  $ 5,105,645   $ 5,166,607   $ 5,152,338   $ 5,747,001   $ 5,796,983   $ 5,841,983   $ 5,901,227
Other Liabilities.......      277,532     1,025,821       297,101       492,329       399,740       327,132       228,089
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total
          Liabilities...  $ 5,383,177   $ 6,192,428   $ 5,449,439   $ 6,239,330   $ 6,196,723   $ 6,169,115   $ 6,129,316
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Partners Deficit........  $(1,711,220)  $(1,893,942)  $(1,840,188)  $(1,923,483)  $(1,855,535)  $(2,175,242)  $(2,134,065)
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                 LA COLINA PARTNERS, LTD.
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED
                                      SEPTEMBER 30,                       FOR THE YEAR ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $1,258,151   $1,200,132   $1,624,251   $1,584,879   $1,511,792   $1,411,000   $1,330,511
Other Income...................      84,796       88,681      114,404       96,764      641,056      150,608       95,064
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenue..........  $1,342,947   $1,288,813   $1,738,655   $1,681,643   $2,152,848   $1,561,608   $1,425,575
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............  $  557,748   $  553,465   $  687,976   $  799,570   $  700,493   $  645,316   $1,162,320
General & Administrative.......      21,593       24,902       39,066       53,865       48,702       60,789      162,802
Depreciation...................     158,434      155,788      209,019      203,851      200,725      193,976      190,243
Interest Expense...............     323,374      379,424      505,679      508,941      520,959      550,242      502,113
Property Taxes.................     152,476      145,215      193,620      182,364      157,568      152,462      155,230
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........  $1,213,625   $1,258,794   $1,635,360   $1,748,591   $1,628,447   $1,602,785   $2,172,708
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income (loss) before
  extraordinary items..........  $  129,322   $   30,019   $  103,295   $  (66,948)  $  524,401   $  (41,177)  $ (747,133)
Extraordinary Items............                       --           --           --           --           --           --
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income (loss)..............  $  129,322   $   30,019   $  103,295   $  (66,948)  $  524,401   $  (41,177)  $ (747,133)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income per limited
  partnership unit.............  $    2,462   $      572   $    1,967   $   (1,275)  $    9,984   $     (784)  $  (14,224)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............  $        7   $        9   $      381   $       19   $    3,897   $       --   $       --
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

         2071


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



LA COLINA



  COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1998 TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997



  Net Income



     Your partnership recognized net income of $129,322 for the nine months ended September 30, 1998, compared to $30,019 for the nine months ended September 30, 1997 an increase in net income of $99,303, or 331%. This increase was primarily the result of an increase in rental revenue offset by a decrease in total expenses. These factors are discussed in more detail in the following paragraphs.



  Revenues



     Rental and other property revenues from the partnership's property totaled $1,342,947 for the nine months ended September 30, 1998, compared to $1,288,813 for the nine months ended September 30, 1997, an increase of $54,134 or 4.20%. The increase in revenues is due to the increase in rental rates of 5%.



  Expenses



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $579,341 for the nine months ended September 30, 1998, compared to $578,367 for the nine months ended September 30, 1997, an increase of $974 or .17%. This increase is due primarily to an increase in non-capitalizable exterior maintenance and landscaping. Management expenses totaled $66,344 for the nine months ended September 30, 1998, compared to $61,805 for the nine months ended September 30, 1997, an increase of $4,539 or 7.34%.



  Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $323,374 for the nine months ended September 30, 1998, compared to $379,424 for the nine months ended September 30, 1997, a decrease if $56,050, or 14.77%. The decrease was due to the partnership's note payable to Angeles Acceptance pool being retired in the third quarter of 1997 and the decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31, 1996



  Net Income



     Your partnership recognized net income of $103,295 for the year ended December 31, 1997, compared to a loss of $66,948 for the year ended December 31, 1996. The increase in net income of $170,243, or 254.29% was primarily the result of an increase in revenues and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



  Revenues



     Rental and other property revenues from the partnership's property totaled $1,738,655 for the year ended December 31, 1997, compared to $1,681,643 for the year December 31, 1996, an increase of $57,012, or 3.39%. The increase in revenues can be attributed to a 3% increase in rental rates, partially offset by a decrease in occupancy of 2%. Additionally, there was an increase of $7,000 in lease cancellation fees, and increase in laundry income, application fees, and late charges.

         2072


  Expenses



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $687,976 for the year ended December 31, 1997, compared to $799,570 for the year ended December 31, 1996, a decrease of $111,594 or 13.96%. The decrease is due to a $4,000 decrease in periodicals, $5,000 decrease in incentives, $4,000 decrease in salaries, $29,000 decrease in major landscaping, $56,000 decrease in water and sewer repairs, and a $25,000 decrease in parking lot repairs. Management expenses totaled $83,502 for the year ended December 31, 1997, compared to $80,878 for the year ended December 31, 1996, an increase of $2,624, or 3.24%.



  General and Administrative Expenses



     General and administrative expenses totaled $39,066 for the year ended December 31, 1997 compared to $53,865 for the year ended December 31, 1996, a decrease of $14,799 or 27.47%. The decrease is primarily due to a decrease in General Partner reimbursement fees.



  Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $505,679 for the year ended December 31, 1997, compared to $508,941 for the year ended December 31, 1996, a decrease of $3,262, or 0.64%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31, 1995



  Net Income



     Your partnership recognized net loss of $66,948 for the year ended December 31, 1996, compared to net income of $524,401 for the year ended December 31, 1995. The decrease in net income of $591,349 or 112.77% was primarily the result of a decrease in other income and an increase in expenses. These factors are discussed in more detail in the following paragraphs.



  Revenues



     Rental and other property revenues from the partnership's property totaled $1,681,643 for the year ended December 31, 1996, compared to $2,152,848 for the year ended December 31, 1995, a decrease of $471,205, or 21.89%. The decrease is due to a large settlement of $544,116 related to an AMIT obligation recorded in income in 1995.



  Expenses



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $799,570 for the year ended December 31, 1996, compared to $700,493 for the year ended December 31, 1995, an increase of $99,077 or 14.14%. Operating expenses increased due to major landscaping expenses of $29,000 of which there were none in the prior period. Additionally, contract painting increased $15,000, water rates increased $11,000 and exterior painting increased $44,000. Management expenses totaled $80,878 for the year ended December 31, 1996, compared to $78,348 for the year ended December 31, 1995, an increase of $2,530, or 3.23%.



  General and Administrative Expenses



     General and administrative expenses totaled $53,865 for the year ended December 31, 1996 compared to $48,702 for the year ended December 31, 1995, an increase of $5,163 or 10.60%. The increase is primarily due to an increase in various administrative expenses.

         2073


  Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $508,941 for the year ended December 31, 1996, compared to $520,959 for the year ended December 31, 1995, a decrease of $12,018, or 2.31%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  Liquidity and Capital Resources



     As of September 30, 1998, your Partnership had $729,107 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $54,203, was $5,105,644. The mortgages require monthly payments of approximately $39,752 until October 2003. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.8%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         2074

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 52 units of your partnership (up to 13 units) for consideration per unit of (i) 1,794.50 Preferred OP Units, (ii) 1,159.45 Common OP Units, or (iii) $44,859 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         2075

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         2076

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         2077

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         2078

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         2079

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         2080


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.



     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell its property or to prepay current mortgages within any specified time period.


VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         2081


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         2082

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         2083


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         2084


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court.

         2085

While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.


FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         2086

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         2087

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         2088


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         2089

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         2090


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         2091

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under California law.                   as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash Flow (as defined in your partner-            Operating Partnership's agreement of limited
ship's agreement of limited partnership).         partnership (the "AIMCO Operating
The termination date of your partnership is       Partnership Agreement") or as provided by
December 31, 2023.                                law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to be the        The purpose of the AIMCO Operating
sole limited partner of La Colina Ranch           Partnership is to conduct any business that
Apartments, Ltd., a limited partnership,          may be lawfully conducted by a limited
which will acquire, complete construction of      partnership organized pursuant to the
and hold your partnership's property.             Delaware Revised Uniform Limited Part-
Subject to restrictions contained in your         nership Act (as amended from time to time,
partnership's agreement of limited                or any successor to such statute) (the
partnership, your partnership may do all          "Delaware Limited Partnership Act"),
things necessary for or incidental to the         provided that such business is to be
protection and benefit of your partner-           conducted in a manner that permits AIMCO to
ship, including, without limitation,              be qualified as a REIT, unless AIMCO ceases
borrowing funds and creating liens.               to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         2092
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 200 units for cash and      limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. In              and for such capital contributions as may be
addition, the managing general has the            established by the general partner in its
authority to increase the number of units.        sole discretion. The net capital
The partnership may not issue senior              contribution need not be equal for all OP
securities nor issue units for property           Unitholders. No action or consent by the OP
other than cash or cash and notes. The            Unitholders is required in connection with
capital contribution need not be equal for        the admission of any additional OP
all limited partners and no action or con-        Unitholder. See "Description of OP
sent is required in connection with the           Units -- Management by the AIMCO GP" in the
admission of any additional limited               accompanying Prospectus. Subject to Delaware
partners.                                         law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
enter into agreements with any of its             contribute funds or other assets to its
affiliates; provided that such agreements         subsidiaries or other persons in which it
must contain terms reasonably                     has an equity investment,

         2093
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

competitive with those which may be obtained      and such persons may borrow funds from the
from independent third parties. The general       AIMCO Operating Partnership, on terms and
partner may also lend money to your               conditions established in the sole and
partnership as needed with interest charged       absolute discretion of the general partner.
at the rate of the lesser of the maximum          To the extent consistent with the business
rate permitted under the laws of Califor-         purpose of the AIMCO Operating Partnership
nia or the prime rate then being charged for      and the permitted activities of the general
short-term commercial loans by Bank of            partner, the AIMCO Operating Partnership may
America N.T. & S.A. plus 3%.                      transfer assets to joint ventures, limited
                                                  liability companies, partnerships,
                                                  corporations, business trusts or other
                                                  business entities in which it is or thereby
                                                  becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized, on behalf of your partnership,        contains no restrictions on borrowings, and
to borrow funds, execute and issue mortgage       the general partner has full power and
notes and other evidences of indebtedness         authority to borrow money on behalf of the
and secure such indebtedness by mortgage,         AIMCO Operating Partnership. The AIMCO
deed of trust, pledge or other lien.              Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their duly authorized representative to           purpose of such demand and at such OP
review the books and records of your              Unitholder's own expense, to obtain a
partnership upon reasonable notice at             current list of the name and last known
reasonable times at the location where such       business, residence or mailing address of
records are kept by your partnership.             the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership has       All management powers over the business and
complete discretion in the management and         affairs of the AIMCO Operating Partnership
control of the business of your partnership       are vested in AIMCO-GP, Inc., which is the
for the purposes stated in your                   general partner. No OP Unitholder has any
partnership's agreement of limited                right to participate in or exercise control
partnership, makes all decisions affecting        or management power over the business and
the business of your partnership and manages      affairs of the AIMCO Operating Partner-
and controls the affairs of your                  ship. The OP Unitholders have the right to
partnership. No limited partner                   vote on

         2094
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

may take part in the management of the            certain matters described under "Comparison
business of your partnership, transact any        of Your Units and AIMCO OP Units -- Voting
business of your partnership or have the          Rights" below. The general partner may not
power to sign for or to bind your                 be removed by the OP Unitholders with or
partnership to any agreement or document.         without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Your partnership's agreement of limited           Notwithstanding anything to the contrary set
partnership does not limit the liability of       forth in the AIMCO Operating Partnership
the general partner to your partnership or        Agreement, the general partner is not liable
any limited partners for acts done in their       to the AIMCO Operating Partnership for
capacity as general partner. However, under       losses sustained, liabilities incurred or
your partnership's agreement of limited           benefits not derived as a result of errors
partnership, the general partners of your         in judgment or mistakes of fact or law of
partnership are indemnified for any loss or       any act or omission if the general partner
damage, including legal fees and expenses         acted in good faith. The AIMCO Operating
and amounts paid in settlement, incurred by       Partnership Agreement provides for
such parties by reason of any act performed       indemnification of AIMCO, or any director or
or omitted by such parties on behalf of your      officer of AIMCO (in its capacity as the
partnership or in furtherance of your             previous general partner of the AIMCO
partnership's interest, provided that the         Operating Partnership), the general partner,
party sued will not be entitled to                any officer or director of general partner
indemnification for losses sustained by           or the AIMCO Operating Partnership and such
reason of their gross negligence, willful         other persons as the general partner may
misconduct or breach of fiduciary                 designate from and against all losses,
obligations.                                      claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions

         2095
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner upon a vote        the business and affairs of the AIMCO
of all of the limited partners. The general       Operating Partnership. The general partner
partner may resign upon 90 days notice with       may not be removed as general partner of the
the consent of the remaining general              AIMCO Operating Partnership by the OP
partner; provided, the remaining general          Unitholders with or without cause. Under the
partner is qualified to act as such and has       AIMCO Operating Partnership Agreement, the
sufficient net worth to meet the                  general partner may, in its sole discretion,
requirements of the tax code. The general         prevent a transferee of an OP Unit from
partner may add another person as general         becoming a substituted limited partner
partner pursuant to the consent granted by        pursuant to the AIMCO Operating Partnership
the limited partners in your partnership's        Agreement. The general partner may exercise
agreement of limited partnership. The             this right of approval to deter, delay or
affirmative vote or written consent of            hamper attempts by persons to acquire a
holders of more than 50% of the units is          controlling interest in the AIMCO Operating
required for the general partner to               Partnership. Additionally, the AIMCO
substitute another in its place. The limited      Operating Partnership Agreement contains
partners owning 100% of the limited               restrictions on the ability of OP
partnership interests then outstanding may        Unitholders to transfer their OP Units. See
elect another person as additional or             "Description of OP Units -- Transfers and
substitute general partner without the            Withdrawals" in the accompanying Prospectus.
consent of the existing general partner. A
limited partner may not transfer its units
without the consent of the general partner
which may be withheld in sole and absolute
discretion of the managing general partner.



                    Amendment of Your Partnership Agreement


Amendments to your partnership's agreement        With the exception of certain circumstances
of limited partnership may be proposed by         set forth in the AIMCO Operating Partnership
the general partner of your partnership or        Agreement, whereby the general partner may,
by limited partners owning at least 10% of        without the consent of the OP Unitholders,
the then outstanding limited partnership          amend the AIMCO Operating Partnership
interests. Approval by a majority of the          Agreement, amendments to the AIMCO Operating
then outstanding limited partnership              Partnership Agreement require the consent of
interests is necessary to effect an               the holders of a majority of the
amendment to your partnership's

         2096
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

agreement of limited partnership, except          outstanding Common OP Units, excluding AIMCO
that any proposal requiring a greater             and certain other limited exclusions (a
affirmative vote for the matter addressed         "Majority in Interest"). Amendments to the
also requires such greater affirmative vote       AIMCO Operating Partnership Agreement may be
for enactment. In addition, the general           proposed by the general partner or by
partner may amend your partnership's              holders of a Majority in Interest. Following
agreement of limited partnership from time        such proposal, the general partner will
to time to add representations, duties or         submit any proposed amendment to the OP
obligation of the general partner or to           Unitholders. The general partner will seek
surrender rights granted to the general           the written consent of the OP Unitholders on
partner, cure any ambiguity or make               the proposed amendment or will call a
modifications required by state or Federal        meeting to vote thereon. See "Description of
securities law. Notwithstanding the               OP Units -- Amendment of the AIMCO Operating
foregoing, certain provisions of your             Partnership Agreement" in the accompanying
partnership's agreement of limited                Prospectus.
partnership are not subject to amendment in
any case.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives an annual management fee equal to        its capacity as general partner of the AIMCO
the greater of an amount equal to 7.5% of         Operating Partnership. In addition, the
the Net Cash Flow or $10,000, payable             AIMCO Operating Partnership is responsible
monthly in addition to other fees for             for all expenses incurred relating to the
additional services. Moreover, the general        AIMCO Operating Partnership's ownership of
partner or certain affiliates may be              its assets and the operation of the AIMCO
entitled to compensation for additional           Operating Partnership and reimburses the
services rendered.                                general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


No limited partner is subject to assessment,      Except for fraud, willful misconduct or
nor is any limited partner personally liable      gross negligence, no OP Unitholder has
for any of the debts of your partnership or       personal liability for the AIMCO Operating
any of losses except to the extent of its         Partnership's debts and obligations, and
capital contributions which have become           liability of the OP Unitholders for the
payable pursuant to your partnership's            AIMCO Operating Partnership's debts and
agreement of limited partnership.                 obligations is generally limited to the
                                                  amount of their investment in the AIMCO
                                                  Operating Partnership. However, the
                                                  limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a

         2097
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


The general partner of your partnership must      Unless otherwise provided for in the
manage and control the affairs of your            relevant partnership agreement, Delaware law
partnership to the best of its ability and        generally requires a general partner of a
use its best efforts to carry out the             Delaware limited partnership to adhere to
purposes of your partnership. The general         fiduciary duty standards under which it owes
partner must diligently and faithfully            its limited partners the highest duties of
devote such of its time to the business of        good faith, fairness and loyalty and which
your partnership and has fiduciary                generally prohibit such general partner from
responsibility for the safekeeping and use        taking any action or engaging in any
of all funds and assets of your partnership       transaction as to which it has a conflict of
and cannot employ or permit another to            interest. The AIMCO Operating Partnership
employ such funds or assets in a manner           Agreement expressly authorizes the general
except for the exclusive benefit of your          partner to enter into, on behalf of the
partnership. However, the general partner         AIMCO Operating Partnership, a right of
may engage or hold interest in other              first opportunity arrangement and other
business ventures of every kind and               conflict avoidance agreements with various
description, including ventures in                affiliates of the AIMCO Operating
competition with your partnership, in which       Partnership and the general partner, on such
neither your partnership nor any limited          terms as the general partner, in its sole
partners will have any interest.                  and absolute discretion, believes are
                                                  advisable. The AIMCO Operating Partnership
In general, your partnership's agreement of       Agreement expressly limits the liability of
limited partnership and the AIMCO Operating       the general partner by providing that the
Partnership Agreement have limitations on         general partner, and its officers and
the liability of the general partner but          directors will not be liable or accountable
such limitations differ and provide more          in damages to the AIMCO Operating
protection for the general partner of the         Partnership, the limited partners or as-
AIMCO Operating Partnership.                      signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded

         2098
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  partnership", in which case income and loss
                                                  from the AIMCO Operating Partnership can
                                                  only be offset against other income and loss
                                                  from the AIMCO Operating Partnership).
                                                  Income of the AIMCO Operating Partnership,
                                                  however, attributable to dividends from the
                                                  Management Subsidiaries (as defined below)
                                                  or interest paid by the Management
                                                  Subsidiaries does not qualify as passive
                                                  activity income and cannot be offset against
                                                  losses from "passive activities."

                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).

                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.

                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-

         2099
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the limited          AIMCO Operating Partnership       OP Unitholders have voting
partners have voting rights       Agreement, the holders of         rights only with respect to
only with respect to the          the Preferred OP Units will       certain limited matters such
following issues: the sale        have the same voting rights       as certain amendments and
of or other disposition of        as holders of the Common OP       termination of the AIMCO
all or substantially all of       Units. See "Description of        Operating Partnership
the assets of your                OP Units" in the accompany-       Agreement and certain
partnership, the sale of          ing Prospectus. So long as        transactions such as the
your partnership's interest       any Preferred OP Units are        institution of bankruptcy
in La Colina Ranch                outstanding, in addition to       proceedings, an assignment
Apartments Ltd. to any            any other vote or consent of      for the benefit of creditors
general partner, a limited        partners required by law or       and certain transfers by the
partner or any of their           by the AIMCO Operating            general partner of its
affiliates, any amendments        Partnership Agreement, the        interest in the AIMCO
to your partnership's             affirmative vote or consent       Operating Partnership or the
agreement of limited part-        of holders of at least 50%        admission of a successor
nership, except in certain        of the outstanding Preferred      general partner.
circumstances, the                OP Units will be necessary
termination of your               for effecting any amendment       Under the AIMCO Operating
partnership, the removal of       of any of the provisions of       Partnership Agreement, the
a general partner, the            the Partnership Unit              general partner has the
substitution of a general         Designation of the Preferred      power to effect the
partner and the sub-              OP Units that materially and      acquisition, sale, transfer,
stitution or addition of a        adversely affects the rights      exchange or other
general partner absent            or preferences of the             disposition of any assets of
approval by the remaining         holders of the Preferred OP       the AIMCO Operating
general partner. Each matter      Units. The creation or            Partnership (including, but
requires the approval of          issuance of any class or          not limited to, the exercise
holders of a majority of the      series of partnership units,      or grant of any conversion,
outstanding units, except         including, without                option, privilege or
that the removal of a             limitation, any partner-          subscription right or any
general partner and the           ship units that may have          other right available in
election of a substitute or       rights senior or superior to      connection with any assets
additional general partner        the Preferred OP Units,           at any time held by the
without the consent of the        shall not be deemed to            AIMCO Operating Partnership)
existing general partner          materially adversely affect       or the merger,
requires the unanimous            the rights or preferences of      consolidation,
consent of all limited            the holders of Preferred OP       reorganization or other
partners.                         Units. With respect to the        combination of the AIMCO
                                  exercise of the above             Operating Partnership with
The general partner may           described voting rights,          or into another entity, all
cause the dissolution of          each Preferred OP Units           without the consent of the
your partnership by retiring      shall have one (1) vote per       OP Unitholders.
unless, the remaining             Preferred OP Unit.
general partner, or if none,                                        The general partner may
more than 50% of the hold-                                          cause the dissolution of the
ers of the then outstanding                                         AIMCO Operating Partnership
units consent within sixty                                          by an "event of withdrawal,"
days after the retirement to                                        as defined in the Delaware
continue your partnership                                           Limited Partner-
and elect a successor gen-
eral partner.

         2100
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    ship Act (including, without
In general, you have greater                                        limitation, bankruptcy),
voting rights in your                                               unless, within 90 days after
partnership than you will                                           the withdrawal, holders of a
have as an OP Unitholder. OP                                        "majority in interest," as
Unitholders can not remove                                          defined in the Delaware
the general partner of the                                          Limited Partnership Act,
AIMCO Operating Partnership.                                        agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. The           quarterly cash distributions      to distribute quarterly all,
distributions payable to the      at the rate of $0.50 per          or such portion as the
partners are not fixed in         Preferred OP Unit; provided,      general partner may in its
amount and depend upon the        however, that at any time         sole and absolute discretion
operating results and net         and from time to time on or       determine, of Available Cash
sales or refinancing pro-         after the fifth anniversary       (as defined in the AIMCO
ceeds available from the          of the issue date of the          Operating Partnership
disposition of your               Preferred OP Units, the           Agreement) generated by the
partnership's assets. The         AIMCO Operating Partnership       AIMCO Operating Partnership
general partner will desig-       may adjust the annual             during such quarter to the
nate a record date to             distribution rate on the          general partner, the special
determine the partners            Preferred OP Units to the         limited partner and the
entitled to cash dis-             lower of (i) 2.00% plus the       holders of Common OP Units
tributions, which is not          annual interest rate then         on the record date es-
less than five days nor more      applicable to U.S. Treasury       tablished by the general
than thirty days before each      notes with a maturity of          partner with respect to such
cash distribution.                five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a
                                  parity with its

         2101
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  Class H Cumulative Preferred      date. Holders of any other
                                  Stock. Such distributions         Preferred OP Units issued in
                                  will be cumulative from the       the future may have priority
                                  date of original issue.           over the general partner,
                                  Holders of Preferred OP           the special limited partner
                                  Units will not be entitled        and holders of Common OP
                                  to receive any distributions      Units with respect to
                                  in excess of cumulative           distributions of Available
                                  distributions on the              Cash, distributions upon
                                  Preferred OP Units. No            liquidation or other
                                  interest, or sum of money in      distributions. See "Per
                                  lieu of interest, shall be        Share and Per Unit Data" in
                                  payable in respect of any         the accompanying Prospectus.
                                  distribution payment or pay-
                                  ments on the Preferred OP         The general partner in its
                                  Units that may be in              sole and absolute discretion
                                  arrears.                          may distribute to the OP
                                                                    Unitholders Available Cash
                                  When distributions are not        on a more frequent basis and
                                  paid in full upon the             provide for an appropriate
                                  Preferred OP Units or any         record date.
                                  Parity Units (as defined
                                  below), all distributions         The AIMCO Operating Partner-
                                  declared upon the Preferred       ship Agreement requires the
                                  OP Units and any Parity           general partner to take such
                                  Units shall be declared           reasonable efforts, as
                                  ratably in proportion to the      determined by it in its sole
                                  respective amounts of             and absolute discretion and
                                  distributions accumulated,        consistent with AIMCO's
                                  accrued and unpaid on the         qualification as a REIT, to
                                  Preferred OP Units and such       cause the AIMCO Operating
                                  Parity Units. Unless full         Partnership to distribute
                                  cumulative distributions on       sufficient amounts to en-
                                  the Preferred OP Units have       able the general partner to
                                  been declared and paid,           transfer funds to AIMCO and
                                  except in limited circum-         enable AIMCO to pay stock-
                                  stances, no distributions         holder dividends that will
                                  may be declared or paid or        (i) satisfy the requirements
                                  set apart for payment by the      for qualifying as a REIT
                                  AIMCO Operating Partnership       under the Code and the
                                  and no other distribution of      Treasury Regulations and
                                  cash or other property may        (ii) avoid any Federal
                                  be declared or made,              income or excise tax
                                  directly or indirectly, by        liability of AIMCO. See
                                  the AIMCO Operating               "Description of OP
                                  Partnership with respect to       Units -- Distributions" in
                                  any Junior Units (as de-          the accompanying Prospectus.
                                  fined below), nor shall any
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         2102
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may not         There is no public market         There is no public market
transfer or assign any or         for the Preferred OP Units        for the OP Units. The AIMCO
any portion of his interest       and the Preferred OP Units        Operating Partnership
in his limited partnership        are not listed on any             Agreement restricts the
interest unless the general       securities exchange. The          transferability of the OP
partner consents (which           Preferred OP Units are            Units. Until the expiration
consent may be withheld at        subject to restrictions on        of one year from the date on
the sole discretion of the        transfer as set forth in the      which an OP Unitholder
general partner) and the          AIMCO Operating Partnership       acquired OP Units, subject
limited partner complies          Agreement.                        to certain exceptions, such
with applicable state and                                           OP Unitholder may not
Federal securities laws.          Pursuant to the AIMCO             transfer all or any por-
Notwithstanding the               Operating Partnership             tion of its OP Units to any
foregoing, a limited partner      Agreement, until the              transferee without the
may gratuitously transfer         expiration of one year from       consent of the general
all or any portion of his         the date on which a holder        partner, which consent may
interest in his limited           of Preferred OP Units             be withheld in its sole and
partnership interest to his       acquired Preferred OP Units,      absolute discretion. After
spouse, any member of his         subject to certain                the expiration of one year,
family, a trust for the           exceptions, such holder of        such OP Unitholder has the
benefit of those individuals      Preferred OP Units may not        right to transfer all or any
or a corporation in which         transfer all or any portion       portion of its OP Units to
such partner has a majority       of its Preferred OP Units to      any person, subject to the
interest. No assignment or        any transferee without the        satisfaction of certain con-
transfers will be permitted       consent of the general            ditions specified in the
if such assignment of             partner, which consent may        AIMCO Operating Partnership
transfer would result in 50%      be withheld in its sole and       Agreement, including the
or more of the limited            absolute discretion. After        general partner's right of
partnership interest being        the expiration of one year,       first refusal. See
assigned or transferred           such holders of Preferred OP      "Description of OP Units --
within any twelve-month           Units has the right to            Transfers and Withdrawals"
period. In order for a            transfer all or any portion       in the accompanying
transferee to be substituted      of its Preferred OP Units to      Prospectus.
as a limited partner, in          any person, subject to the
addition to the above             satisfaction of certain           After the first anniversary
requirements: (1) a fully         conditions specified in the       of becoming a holder of
executed and acknowledged         AIMCO Operating Partner-          Common OP Units, an OP
written instrument of             ship Agreement, including         Unitholder has the right,
assignment must be filed          the general partner's right       subject to the terms and
with your partnership, (2)        of first refusal.                 conditions of the AIMCO
the interest transferred                                            Operating Partnership
must be at least one unit,        After a one-year holding          Agreement, to require the
except in certain                 period, a holder may redeem       AIMCO Operating Partnership
circumstances, (3) the            Preferred OP Units and            to redeem all or a portion
transfer fees must be paid        receive in exchange               of the Common OP Units held
and (4) such other                therefor, at the AIMCO Oper-      by such party in exchange
conditions as are set forth       ating Partnership's option,       for a cash amount based on
in your partnership's             (i) subject to the terms of       the value of shares of Class
agreement of limited              any Senior Units (as defined      A Common Stock. See
partnership must be               below), cash in an amount         "Description of OP
fulfilled.                        equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
There are no redemption           OP Units tendered for             Prospectus. Upon receipt of
rights associated with your       redemption, (ii) a number of      a notice of redemption, the
units.                            shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         2103
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         2104

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         2105

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         2106

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         2107

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         2108


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         2109


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         2110

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         2111

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         2112

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         2113

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner receives an annual management fee equal to the greater of 7.5% of the net cash flow or $10,000, payable monthly in addition to reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $45,370 in 1996, $39,929 in 1997 and $32,447 in 1998. The
property manager received management fees of $80,878 in 1996, $83,502 in 1997 and $89,785 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         2114

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $583,167 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         2115

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The consolidated financial statements of La Colina Partners, Limited as of December 31, 1997 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         2116


                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 -- (unaudited)................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-6
Consolidated Balance Sheets as of December 31, 1997 and
  1996(unaudited)...........................................  F-7
Consolidated Operations and changes in partners' deficit for the years ended December 31, 1997 and 1996 (unaudited)....  F-8
Consolidated Statement of Cash Flows -- for the years ended
  December 31, 1997 and 1996 (unaudited)....................  F-9
Notes to Consolidated Financial Statements..................  F-10

         2117


                          LA COLINA PARTNERS, LIMITED



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                     ASSETS



Cash and cash equivalents...................................                 $   729,107
Other assets................................................                     413,574
Investment property
  Land......................................................  $   546,579
  Building and related personal property....................    5,225,819
                                                                5,772,398
                                                              -----------
  Less: Accumulated depreciation............................   (3,243,122)     2,529,276
                                                              -----------    -----------
          Total assets......................................                 $ 3,671,957
                                                                             ===========
LIABILITIES AND PARTNERS' DEFICIT
Other accrued liabilities...................................                 $   277,532
Notes payable...............................................                   5,105,645
          Partners' deficit.................................                  (1,711,220)
                                                                             -----------
          Total liabilities and partners' deficit...........                 $ 3,671,957
                                                                             ===========



                See accompanying notes to financial statements.

         2118


                          LA COLINA PARTNERS, LIMITED



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $1,258,151    $1,200,132
  Other income..............................................      84,796        88,681
                                                              ----------    ----------
          Total revenues....................................   1,342,947     1,288,813
Expenses:
  Operating expenses........................................     579,341       578,367
  Depreciation expense......................................     158,434       155,788
  Interest expense..........................................     323,374       379,424
  Property tax expense......................................     152,476       145,215
                                                              ----------    ----------
          Total expenses....................................   1,213,625     1,258,794
          Net income........................................  $  129,322    $   30,019
                                                              ==========    ==========



                See accompanying notes to financial statements.

         2119


                          LA COLINA PARTNERS, LIMITED



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              --------    ----------
Operating activities:
  Net income................................................  $129,322    $   30,019
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities.......................
  Depreciation and amortization.............................   158,434       155,788
  Changes in accounts:
     Receivables and deposits and other assets..............    49,139        42,083
     Accounts payable and accrued expenses..................   (19,569)      533,492
                                                              --------    ----------
          Net cash provided by (used in) operating
            activities......................................   317,326       761,382
                                                              --------    ----------
Investing activities:
  Property improvements and replacements....................   (63,771)     (133,271)
                                                              --------    ----------
  Net cash provided by (used in) investing activities.......   (63,771)     (133,271)
                                                              --------    ----------
Financing activities:
  Payments on mortgage......................................   (46,693)     (580,394)
  Partners' Distributions...................................      (354)         (478)
                                                              --------    ----------
  Net cash provided by (used in) financing activities.......   (47,047)     (580,872)
                                                              --------    ----------
  Net increase (decrease) in cash and cash equivalents......   206,508        47,239
  Cash and cash equivalents at beginning of period..........   522,599     1,148,129
                                                              --------    ----------
  Cash and cash equivalents at end of period................  $729,107    $1,195,368
                                                              ========    ==========



                See accompanying notes to financial statements.

         2120


                          LA COLINA PARTNERS, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of La Colina Partners, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.



NOTE B -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         2121


                          INDEPENDENT AUDITORS' REPORT



General Partners


La Colina Partners, Limited:



     We have audited the consolidated balance sheet of La Colina Partners, Limited (a limited partnership) and its limited partnership interest as of December 31, 1997, and the related consolidated statements of operations and changes in partners' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of La Colina Partners, Limited and its limited partnership interest as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina


December 9, 1998

         2122


                          LA COLINA PARTNERS, LIMITED



                          CONSOLIDATED BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
                                                                             (UNAUDITED)
Cash and cash equivalents...................................  $   522,599    $ 1,148,129
Receivables and deposits....................................      217,907        224,652
Restricted escrows (Note B).................................      115,192        110,457
Other Assets................................................      129,614        149,870
Investment properties (Note C):
  Land......................................................      546,579        546,579
  Buildings and related personal property...................    5,162,046      5,011,827
                                                              -----------    -----------
                                                                5,708,625      5,558,406
  Less accumulated depreciation.............................   (3,084,686)    (2,875,667)
                                                              -----------    -----------
                                                                2,623,939      2,682,739
                                                              -----------    -----------
                                                              $ 3,609,251    $ 4,315,847
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    20,214    $    23,453
  Tenant security deposits..................................       38,715         49,575
  Accrued taxes.............................................      193,620        182,364
  Other liabilities.........................................       44,552        236,937
  Notes payable (Note C)....................................    5,152,338      5,747,001
Partners' deficit...........................................   (1,840,188)    (1,923,483)
                                                              -----------    -----------
                                                              $ 3,609,251    $ 4,315,847
                                                              ===========    ===========



          See accompanying notes to consolidated financial statements.

         2123


                          LA COLINA PARTNERS, LIMITED



                   CONSOLIDATED STATEMENTS OF OPERATIONS AND


                          CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
                                                                             (UNAUDITED)
Revenues:
  Rental income.............................................  $ 1,624,251    $ 1,584,879
  Other income..............................................      114,404         96,764
                                                              -----------    -----------
          Total revenues....................................    1,738,655      1,681,643
                                                              -----------    -----------
Expenses:
  Operating (Notes D).......................................      687,976        799,570
  General and administrative (Note D).......................       39,066         53,865
  Depreciation..............................................      209,019        203,851
  Interest..................................................      505,679        508,941
  Property taxes............................................      193,620        182,364
                                                              -----------    -----------
          Total expenses....................................    1,635,360      1,748,591
                                                              -----------    -----------
Net income (loss)...........................................      103,295        (66,948)
Distributions to partners...................................      (20,000)        (1,000)
Partners' deficit at beginning of year......................   (1,923,483)    (1,855,535)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(1,840,188)   $(1,923,483)
                                                              ===========    ===========



          See accompanying notes to consolidated financial statements.

         2124


                          LA COLINA PARTNERS, LIMITED



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              ----------    -----------
                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $  103,295    $  (66,948)
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     209,019       203,851
     Amortization of discounts and loan costs...............      37,846        36,167
     Change in accounts:
       Receivables and deposits.............................       6,745        (8,589)
       Other assets.........................................      (6,640)           --
       Accounts payable.....................................      (3,239)        9,328
       Tenant security deposit liabilities..................     (10,860)       (3,254)
       Accrued taxes........................................      11,256        25,126
       Other liabilities....................................    (192,385)       61,388
                                                              ----------    ----------
          Net cash provided by operating activities.........     155,037       257,069
                                                              ----------    ----------
Cash flows from investing activities:
  Property improvements and replacements....................    (150,219)      (57,762)
  Net deposits to restricted escrows........................      (4,735)        8,688
                                                              ----------    ----------
          Net cash used in investing activities.............    (154,954)      (49,074)
                                                              ----------    ----------
Cash flows from financing activities:
  Payments on notes payable.................................    (605,613)      (61,068)
  Distributions to partners.................................     (20,000)       (1,000)
                                                              ----------    ----------
          Net cash used in financing activities.............    (625,613)      (62,068)
                                                              ----------    ----------
Net (decrease) increase in cash and cash equivalents........    (625,530)      145,927
Cash and cash equivalents at beginning of year..............   1,148,129     1,002,202
                                                              ----------    ----------
Cash and cash equivalents at end of year....................  $  522,599    $1,148,129
                                                              ==========    ==========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  658,831    $  415,958
                                                              ==========    ==========



          See accompanying notes to consolidated financial statements.

         2125


                          LA COLINA PARTNERS, LIMITED



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     The consolidated financial statements include the accounts of La Colina Partners, Limited (the "Partnership"), and its limited partnership interest in La Colina Ranch Apartments, Limited (the "Project Partnership"). The Partnership was organized solely to invest in the Project Partnership. The Project Partnership owns and operates a 264 unit apartment complex, located in Denton, Texas.



     The Partnership was organized as a California limited partnership on July 15, 1983. The Managing General Partner of the Partnership is Angeles Properties, Inc. ("API"). The non-managing general partners, who also serve as non-managing general partners of the Project Partnership, are the Elliott Family Partnership, Ltd. (a California limited partnership) and the Elliott Accommodation Trust (a California limited partnership). The general partners act as general partners in other limited partnerships and are affiliates of Angeles Investment Properties, Inc. ("AIPI"), the Project Partnership's managing general partner. Pursuant to the terms of the Agreement and Amended Certificate of Limited Partnership (the "Agreement"), the general partners have contributed $26,000 to the Partnership for which they are entitled to a 2% interest in the operating profits, losses, credits and cash distributions of the Partnership.



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.



     Capital contributions of the limited partners aggregated $2,548,000. Pursuant to the terms of the Agreement, the limited partners will receive a 98% interest in the operating profits, losses, credits and cash distributions of the Partnership.



     The Partnership has made capital contributions to the Project Partnership and is entitled to a 98% interest in the operating profits, losses, credits and cash distributions of the Project Partnership. The Project Partnership's general partners are entitled to the remaining 2% of the same.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         2126

                          LA COLINA PARTNERS, LIMITED



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)



  Depreciation



     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and personal property assets are depreciated over a 5 to 15 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include deferred loan costs of $122,974 and $143,870, respectively, which are amortized over the term of the related borrowing. Deferred loan costs are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 were $115,192 and $110,457, respectively, and consist of a reserve escrow established with a portion of the proceeds of the loan. The funds are used for certain repair work, debt service, expenses and property taxes or insurance. The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of the loan.



NOTE C -- NOTES PAYABLE



     Notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997         1996
                                                              ----------   -----------
                                                                           (UNAUDITED)
First mortgage note payable in monthly installments of
  $38,684, including interest at 7.83%, due October 15,
  2003; collateralized by land and buildings................  $5,049,151   $5,115,177
Second mortgage note payable in interest only monthly
  installments of $1,068, at a rate of 7.83%, with principal due October 15, 2003; collateralized by land and
  buildings.................................................     163,710      163,710
Note payable to Angeles Acceptance Pool, L.P., ("AAP"), an
  affiliate of API, represents an unsecured working capital
  loan with interest at prime plus 3% payable monthly with
  principal and any accrued interest to be repaid at the
  earlier of 1) the sale or refinancing of the investment
  property, or 2) November 25, 1997.........................          --      539,587
                                                              ----------   ----------
Principal balance at year end...............................   5,212,861    5,818,474
Less unamortized discount...................................     (60,523)     (71,473)
                                                              ----------   ----------
                                                              $5,152,338   $5,747,001
                                                              ==========   ==========

         2127

                          LA COLINA PARTNERS, LIMITED



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)



     Scheduled net principal payments of the notes during the years subsequent to December 31, 1997 are as follows:



1998....................................................  $   71,386
1999....................................................      77,179
2000....................................................      83,444
2001....................................................      90,218
2002....................................................      97,541
Thereafter..............................................   4,793,093
                                                          ----------
                                                          $5,212,861
                                                          ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership and the Project Partnership have no administrative or management employees and are dependent on the general partners for the management and administration of all partnership activities. The Project Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments of a partnership administration fee to general partners and reimbursement of certain expenses incurred by general partners on behalf of the Partnership and the Project Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                  1997         1996
TYPE OF TRANSACTION                              AMOUNT       AMOUNT
-------------------                              -------    -----------
                                                            (UNAUDITED)
Property management fee........................  $83,502      $80,878
Reimbursements for services of affiliates......  $32,910      $32,430
Construction oversight reimbursements..........  $ 7,019      $12,940

         2128


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         2129

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         2130

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         2131

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         2132

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         2133

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         2134

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         2135

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         2136

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         2137

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         2138

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         2139
        (iii) Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and
               (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv) Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi) Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii) Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii) Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix) Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi) Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         2140
                 Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii) Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv) Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv) Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi) Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii) Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii) Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix) Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx) Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi) Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         2141

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii) Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii) Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         2142

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         2143

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2144

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2145

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         2146

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2147
                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         2148

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i) Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

                Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii) Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii) Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         2149

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         2150

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2151

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2152

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2153


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         2154

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         2155


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



        (i) Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



        (ii) Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



        (iii) Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan;
                (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



        (iv) Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership;
                (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and
                (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         2156


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         2157


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


        (i) Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



        (ii) Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



        (iii) Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         2158


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2159


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         2160

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         2161


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


        (i) Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



        (ii) Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



        (iii) Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         2162


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2163


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         2164


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         2165


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         2166


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         2167


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         2168


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         2169


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         2170


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2171


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         2172


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         2173


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2174


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         2175

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2176


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         2177

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2178

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  La Colina Partners, Ltd.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of La Colina Partners, Ltd. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $44,859 in cash, or 1,159.45 Common OP Units of the Purchaser, or 1,794.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;

        4. Reviewed summary historical operating statements for the Property, for the years ended October 31, 1996 and 1997, and the nine months ending July 31, 1998;

         2179

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         2180

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         2181

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         2182


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.

Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).

Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.

Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.

Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         2183


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.

Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.

Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.

Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         2184

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.

Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.

Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.

Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.

J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         2185

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.

Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.

John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         2186

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         2187


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 12, 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                           Lake Eden Associates, L.P.


                        in exchange for your choice of:

          2,848.50 of our 8.0% Class Two Partnership Preferred Units;


                  1,840.75 of our Partnership Common Units; or



                                $71,211 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $71,211 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         2188

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Lake Eden
    Associates, L.P............................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25



                                                  PAGE
                                                  -----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-47
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
  Overview.....................................    S-51
  Results of Operations........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Proration....................................    S-59
  Fractional OP Units..........................    S-59

         2189


                                                  PAGE
                                                  -----
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84
  Distributions................................    S-84



                                                  PAGE
                                                  -----
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         2190

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $10,011,000, less approximately $272,130 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         2191


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         2192


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2008 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $5,697 per year on the number of Preferred OP Units, or distributions of $4,601.88 per year on the number of Common OP Units, that you would receive in exchange for each of your

         2193


partnership's units. During 1998, your partnership paid cash distributions of $1,394.37 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         2194

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately a $5,860,071 balloon payment due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership

         2195


interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and requires a balloon payment of $5,860,071. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         2196

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $1,394.37 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $5,697.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $1,394.37 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $4,601.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:


     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the

         2197


       Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         2198

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location C (fair) and its condition C (fair). Generally, we assign an initial capitalization rate of 11.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $ 1,126,000
Capitalization rate.........................................        11.25%
                                                              -----------
Gross valuation of partnership properties...................  $10,011,000
Plus: Cash and cash equivalents.............................      276,892
Plus: Other partnership assets, net of security deposits....      626,127
Less: Mortgage debt, including accrued interest.............   (7,429,742)
Less: Accounts payable and accrued expenses.................     (204,140)
Less: Other liabilities.....................................     (204,211)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,075,926
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (272,130)
Less: Closing costs.........................................     (250,275)
                                                              -----------
Estimated net valuation of your partnership.................    2,553,521
Percentage of estimated net valuation allocated to holders
  of units..................................................        99.00%
                                                              -----------
Estimated net valuation of units............................    2,527,986
          Total number of units.............................         35.5
                                                              -----------
Estimated valuation per unit................................       71,211
                                                              ===========
Cash consideration per unit.................................  $    71,211
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $71,211 by the $25 liquidation preference of each Preferred OP Unit to get 2,848.50 Preferred OP Units per unit.

         2199


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $71,211 by a price of $38.69 to get 1,840.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                              PER UNIT
                                                              ---------
Cash offer consideration....................................  $  71,211
Partnership Preferred Units.................................  $  71,211
Partnership Common Units....................................  $  71,211
Alternatives:
                                                                 Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $  71,211
  Estimated going concern value.............................  $  63,594
  Alternative going concern value(1)........................  $  69,669
  Net book value (deficit)..................................  $(102,545)


---------------


(1) Assumes sale of the property when balloon payments are due instead of refinancing the mortgages.

         2200


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Lake Eden Associates, L.P. is a Delaware limited partnership which was formed on January 11, 1985 for the purpose of owning and operating a single property located in Columbus, Ohio, known as "Lake Eden/Lebanon Station Apartments." Your partnership's property consists of 387 units and was built in two phases, the first of which was completed in 1972, and the second was completed between 1980 and 1983. Your partnership has no employees. As of September 30, 1998, there were 35.5 units of limited partnership interest issued and outstanding, which were held of record by 64 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 2,045,000 limited partnership units in 1985. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $9,794.84 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies, Sale or Financing of Investments. Your partnership will terminate on December 31, 2008, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $6,924,207, payable to Marine Midland Bank of America, which bears interest at the rate of 7.60%. The mortgage debt is due in November 2002. Your partnership also has a second mortgage note outstanding of $250,216, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         2201


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 2,848.50 of our Class Two Partnership Preferred Units;



     - 1,840.75 of our Partnership Common Units; or



     - $71,211 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 35.5 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 2,848.50 Preferred OP Units, 1,840.75 Common OP Units, or $71,211 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         2202

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         2203


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $71,211 in cash, 2,848.50 Preferred OP Units or 1,840.75 Common OP Units. Both your units and the

         2204


OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $71,211.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $38,271 for the fiscal year ended December 31, 1998. The property manager received management fees of $110,364 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $631,998 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         2205

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         2206

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         2207

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         2208


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         2209


          SUMMARY FINANCIAL INFORMATION OF LAKE EDEN ASSOCIATES, L.P.



     The summary financial information of Lake Eden Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Lake Eden Associates, L.P. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is derived from the audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                           LAKE EDEN ASSOCIATES, L.P.



                                    FOR THE NINE MONTHS ENDED
                                          SEPTEMBER 30,                         FOR THE YEAR ENDED DECEMBER 31,
                                   ---------------------------   --------------------------------------------------------------
                                      1998             1997         1997         1996         1995         1994         1993
                                   ----------       ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA:
  Total Revenues.................  $1,643,376       $1,681,494   $2,249,681   $2,115,254   $2,075,758   $2,018,815   $1,955,707
  Net Income/(Loss)..............     139,433          164,705      252,740       48,490      144,148     (204,553)    (243,914)
  Net Income (Loss) per limited
    partnership unit.............    3,688.42         4,593.18     7,048.25     1,352.25     4,019.92    (5,704.42)   (6,802.11)
  Distributions per limited
    partnership unit.............    1,394.37         1,770.04     1,767.69     2,574.00     1,056.57     1,900.83           --



                                 SEPTEMBER 30,                                    DECEMBER 31,
                           -------------------------   -------------------------------------------------------------------
                              1998          1997          1997          1996          1995          1994          1993
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash
    Equivalents..........  $    82,323   $   375,286   $   326,890   $   431,733   $   436,086   $   142,899   $   288,458
  Real Estate, Net of
    Accumulated
    Depreciation.........    2,834,889     2,683,808     2,856,193     2,708,827     2,758,941     2,802,668     3,143,200
  Total Assets...........    3,653,016     3,694,711     3,925,746     3,825,929     3,977,920     3,971,190     4,310,475
  Notes Payable..........    6,954,603     7,119,979     7,088,397     7,245,235     7,388,963     7,520,678     7,641,385
Partners'
  Capital/(Deficit)......   (3,550,909)   (3,728,461)   (3,640,342)   (3,829,695)   (3,785,885)   (3,892,146)   (3,619,432)
Total Distributions......       50,000        63,357        63,387        92,300        37,887        68,161            --
Net increase (decrease)
  in cash and cash
  equivalents............     (234,567)      (68,447)     (104,843)       (4,353)      293,187       (83,459)           --
Net cash provided by
  operating activities...       85,451       287,408       530,163       412,336       656,788       275,317            --
Ratio of earnings to
  fixed charges..........       1.32/1        1.37/1        1.38/1        1.07/1        1.21/1        0.69/1        0.64/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING        LAKE EDEN
                                                              PARTNERSHIP    ASSOCIATES, L.P.
                                                              ------------   ----------------
                                                               YEAR ENDED       YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1998
                                                              ------------   ----------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $4,601.88        $1,394.37
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $5,697.00        $1,394.37

         2210

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         2211

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $10,011,000, less approximately $272,130 of deferred maintenance. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         2212


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         2213


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2008 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

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is equivalent to distributions of $5,697 per year on the number of Preferred OP Units, or distributions of $4,601.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $1,394.37 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

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holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately a $5,860,071 balloon payment due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment date, or it will be in default and could lose the property to foreclosure.

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                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest, consisting of a 0% limited partnership interest and a .992% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

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statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

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ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require a balloon payment totaling $5,680,071. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units.

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A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's property would require a vote of a majority of all the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.

         2220


     - Preferred Quarterly Distributions. Your partnership paid distributions of $1,394.37 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $5,697 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $1,394.37 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $4,601.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after

         2221


       offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location C (fair) and its condition C (fair). Generally, we assign an initial capitalization rate of 11.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by

         2222

       us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value           $1,126,233            11.25%        $10,011,000
                                                                                   -----------



     (1) The total net operating income is equal to total revenues of $2,230,352, less total expenses of $988,019 and recurring replacement costs of $116,100.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $2,553,521. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $ 1,126,000
Capitalization rate.........................................        11.25%
                                                              -----------
Gross valuation of partnership properties...................   10,011,000
Plus: Cash and cash equivalents.............................      276,892
Plus: Other partnership assets, net of security deposits....      626,127
Less: Mortgage debt, including accrued interest.............   (7,429,742)
Less: Accounts payable and accrued expenses.................     (204,140)
Less: Other liabilities.....................................     (204,211)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,075,926
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (272,130)
Less: Closing costs.........................................     (250,275)
                                                              -----------
Estimates net valuation of your partnership.................    2,553,521
Percentage of estimated net valuation allocated to holders
  of units..................................................        99.00%
                                                              -----------
Estimated net valuation of units............................    2,527,986
          Total number of units.............................         35.5
                                                              -----------
Estimated valuation per unit................................       71,211
                                                              ===========
Cash consideration per unit.................................       71,211
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $71,211 by the $25 liquidation preference of each Preferred OP Unit to get 2,848.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $71,211 by a price of $38.69 to get 1,840.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         2223


     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $2,553,521 or .45% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $165,000 for the nine months ended September 30, 1997 to $139,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

         2224

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $71,211, based on a total estimated value of your partnership's property of $10,011,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $5,697 per year on the number of Preferred OP Units, or distributions of $4,601.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $1,394.37. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

         2225

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         2226


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                ---------
Cash offer price............................................    $  71,211
Partnership preferred units.................................    $  71,211(1)
Partnership common units....................................    $  71,211(1)
Alternatives:
  Prices on secondary market................................
                                                                      Not
                                                                available
  Estimated liquidation proceeds............................    $  71,211
  Estimated going concern value.............................    $  63,594
  Net book value (deficit)..................................    $(102,545)
  Alternative going concern value...........................    $  69,669


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         2227

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $63,594 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in 2002. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $69,669 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $(102,545) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.

         2228


  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $72,420 per unit, going concern value of $51,422 per unit and liquidation value of $65,392 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $1,209, $(19,789) and $(5,819). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations

         2229

and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $ 2,311,050
Operating Expenses..........................................   (1,094,175)
Replacement Reserves -- Net.................................     (171,371)
Debt Service................................................     (785,256)
Capital Expenditures........................................     (134,000)
                                                              -----------
          Net Cash Flow.....................................  $   126,248
                                                              ===========

         2230


     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

         2231

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 11.25%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $272,130. Stanger observed that your partnership liquidation value of $2,527,986 was allocated 99% to the limited partners and was divided by the total units outstanding of 35.5 to provide the liquidation value per unit of $71,211.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $1,126,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by: (i) partnership administrative expenses of $22,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.75%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.8%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 35.5 to achieve management's estimate of going concern value of $63,594 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $71,211 per unit is equal to management's estimate of liquidation value, and reflects a 12% premium to management's estimate of going concern value of $63,594. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third

         2232


year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.0%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.5%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately more than 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $72,420, $51,422, and $65,392 representing premiums (discounts) to the offer price of 1.7%, (27.8%) and (8.2)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the

         2233

partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed

         2234

transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

                                YOUR PARTNERSHIP


GENERAL



     Lake Eden Associates, L.P., is a Delaware limited partnership which completed a private offering in 1985. Insignia acquired the general partner of your partnership in 1985. AIMCO acquired Insignia in October 1998. There are currently a total of 64 limited partners of your partnership and a total of 35.5 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on January 11, 1985 for the purpose of owning an apartment property located in Columbus, Ohio, known as "Lake Eden/Lebanon Station Apartment." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in two phases, the first of which was completed in 1972, and the second was completed between 1980 and 1983 and consists of 387 apartment units. There are 184 one-bedroom apartments, 173 two-bedroom apartments and 30 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 89.06% in 1998, 96.90% in 1997 and 96.90% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $272,130 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, heating, ventilation and air conditioning systems ("HVAC"), electrical, siding/trim/facia/soffits, exterior paint, drives and parking lot, and life support systems.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $455    $431    $420    $407    $399



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $182,603 of $3,065,390 of assessed valuation with a current yearly tax rate of 5.96%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 6.25% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

         2235


INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2008 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 89% and $442, respectively, at December 31, 1998, compared to 97% and $455, respectively, at December 31, 1997. In addition, the general partner noted that it expects to spend approximately $272,130 for capital improvements at the property in 1999 to repair and improve the property's HVAC, electrical, siding, exterior paint, parking lot and life support systems. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."

         2236


BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $6,924,307, payable to Marine Midland Bank of America, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $250,216, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,045,000 of limited partnership units in 1985. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership are not liable to your partnership or any limited partner for any acts performed by any of them or any failure to act in the absence of gross negligence or willful malfeasance. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership's agreement of limited partnership does not provide for the indemnification of the general partners or their affiliates for any acts or omissions performed by them on behalf of your partnership.



     Your partnership's agreement of limited partnership does not limit the amount of type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         2237


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $100,000.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $1,067         $  379                 $0             $ 9,377
1994...................................   1,920            645                  0              16,879
1995...................................   1,067            379                  0               9,377
1996...................................   2,600            923                  0              22,844
1997...................................   1,786            634                  0              15,688
1998...................................   1,408            500                  0              12,375
                                         ------         ------                 --             -------
          Total........................  $9,848         $3,460                 $0             $86,540


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                               NUMBER OF UNITS   PERCENTAGE OF TOTAL UNITS    NUMBER OF
YEAR                             TRANSFERRED            OUTSTANDING          TRANSACTIONS
----                           ---------------   -------------------------   ------------
1994.........................          0                    0.0%                  0
1995.........................          0                    0.0%                  0
1996.........................          0                    0.0%                  0
1997.........................       0.5%                   1.41%                  1
1998.........................          0                    0.0%                  0



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.992% interest as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         2238


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $46,540
1995........................................................     51,604
1996........................................................     67,256
1997........................................................     67,076
1998........................................................     38,271



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                 FEES
                            ----                               --------
1994........................................................   Not available
1995........................................................   $103,207
1996........................................................    104,498
1997........................................................    111,851
1998........................................................    110,364



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         2239


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                                         LAKE EDEN, LTD.
                                 -----------------------------------------------------------------------------------------------
                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents......  $    92,323   $   375,286   $   326,890   $   431,733   $   436,086   $   142,899   $   288,458
Land & Building................    8,971,915     8,627,112     8,847,926     8,506,837     8,377,553     8,243,198     8,106,287
Accumulated Depreciation.......   (6,137,026)   (5,943,304)   (5,991,733)   (5,798,010)   (5,618,612)   (5,440,530)   (4,963,087)
Other Assets...................      725,804       635,617       742,663       685,369       720,499       962,690       878,818
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets...........  $ 3,653,016   $ 3,694,711   $ 3,925,746   $ 3,825,929   $ 3,977,920   $ 3,971,190   $ 4,310,476
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable..................  $ 6,954,603   $ 7,119,979   $ 7,088,397   $ 7,245,235   $ 7,388,963   $ 7,520,678   $ 7,641,385
Other Liabilities..............      249,322       303,193       477,691       410,389       374,842       342,658       288,523
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities......  $ 7,203,925   $ 7,423,172   $ 7,566,088     7,655,624   $ 7,763,805   $ 7,863,336   $ 7,929,908
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Partners Deficit...............  $(3,550,909)  $(3,728,461)  $(3,640,342)  $(3,829,695)  $(3,785,885)  $(3,892,146)  $(3,619,432)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                         LAKE EDEN, LTD.
                                 -----------------------------------------------------------------------------------------------
                                    FOR THE NINE MONTHS                                 FOR THE YEAR
                                    ENDED SEPTEMBER 30,                              ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Rental Revenue.................  $ 1,529,692   $ 1,573,351   $ 2,112,517   $ 2,003,086   $ 1,952,779   $ 1,891,415   $ 1,851,266
Other Income...................      113,684       108,143       137,164       112,168       122,979       127,400       104,441
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Revenue..........  $ 1,643,376   $ 1,681,494   $ 2,249,681   $ 2,115,254   $ 2,075,758   $ 2,018,815   $ 1,955,707
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Expenses.............  $   799,574   $   798,673   $   927,690   $   999,362   $   840,566   $   846,666   $   845,721
General & Administrative.......           --            --        59,886        59,403        56,641        47,598        73,921
Depreciation...................      145,293       145,293       193,723       179,399       193,531       477,444       464,998
Interest Expense...............      431,020       443,508       652,111       664,592       676,651       687,702       675,753
Property Taxes.................      128,056       129,315       163,531       164,008       164,221       163,958       139,228
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Expenses.........  $ 1,503,943   $ 1,516,789   $ 1,996,941   $ 2,066,764   $ 1,931,610   $ 2,223,368   $ 2,199,621
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (loss) before
  extraordinary items..........  $   139,433   $   164,705   $   252,740   $    48,490   $   144,148   $  (204,553)  $  (243,914)
Extraordinary Items............           --            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (loss)..............  $   139,433   $   164,705   $   252,740   $    48,490   $   144,148   $  (204,553)  $  (243,914)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net Income per limited
  partnership unit.............  $  3,888.42   $  4,593.18   $  7,048.25   $  1,352.25   $  4,019.92   $ (5,704.42)  $ (6,802.11)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Distributions per limited
  partnership unit.............  $  1,394.37   $  1,770.04   $  1,767.69   $  2,574.00   $  1,056.57   $  1,900.83   $        --
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========

         2240


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



  NET INCOME



     Your Partnership recognized net income of $139,000 for the nine months ended September 30, 1998, compared to $165,000 for the nine months ended September 30, 1997. The decrease in net income of $26,000 was the result of a decrease in revenues, partially off-set by a decrease in operating and other expenses. These factors are discussed in more detail in the following paragraphs.



  REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,643,000 for the nine months ended September 30, 1998, compared to $1,681,000 for the nine months ended September 30, 1997, a decrease of $38,000, or 2.3%. The Partnership increased rental rates by an average of 4.5%; however, occupancy decreased 6% to 89%. The increase in Other Income of $6,000 was due primarily to higher lease cancellation fees and utility fees.



  EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $800,000 for the nine months ended September 30, 1998, compared to $799,000 for the nine months ended September 30, 1997, an increase of $1,000. Advertising costs increased by $20,000 as management tried to increase occupancy. This was off-set by lower maintenance costs of $21,000. The property incurred a major landscaping project of $109,000 in 1998, whereas it spent $130,000 on an exterior painting and construction rehab project for the prior year. Partnership Property management expenses totaled $81,000 for the nine months ended September 30, 1998, compared to $84,000 for the nine months ended September 30, 1997, a decrease of $3,000.



  INTEREST EXPENSE



     Interest expense decreased $12,000 to $431,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This decrease is the result of a lower outstanding mortgage balance due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



  NET INCOME



     Your Partnership recognized net income of $252,740 for the year ended December 31, 1997, compared to $48,490 for the year ended December 31, 1996. The increase in net income of $204,250, or 421%, was primarily the result of an increase in rental revenue and other income offset by a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.

         2241


  REVENUES



     Rental and other property revenues from the Partnership's Property totaled $2,249,681 for the year ended December 31, 1997, compared to $2,115,254 for the year ended December 31, 1996, an increase of $134,427 or 6.4%. This increase was primarily the result of an increase in occupancy of 2% to 94% and a rental rate increase averaging 4%. Additionally, other income increased by $24,996 due to increased income related to pet fees, deposit forfeitures, laundry income, and late payment charges.



  EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $927,690 for the year ended December 31, 1997, compared to $999,362 for the year ended December 31, 1996, a decrease of $71,672 or 7.2%. This decrease was primarily due to a decrease in costs associated with noncapitalizable exterior improvements. During 1996 exterior painting expenses, interior building improvements and office equipment expenditures were incurred to help improve occupancy. Therefore a $103,000 decrease was incurred in 1997 as further extensive expenses were not necessary. These decreases are offset by exterior building repairs, parking lot construction services, and major landscaping expense increases of $53,000.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $59,886 for the year ended December 31, 1997 compared to $59,403 for the year ended December 31, 1996, an increase of $483 or 0.8%.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $652,111 for the year ended December 31, 1997, compared to $664,592 for the year ended December 31, 1996, a decrease of $12,481, or 1.9%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



  NET INCOME



     Your Partnership recognized net income of $48,490 for the year ended December 31, 1996 compared to $144,148 for the year ended December 31, 1995. The decrease of $95,658 or 66.4% was primarily due to an increase in operating expenses offset by an increase in total revenue. These factors will be discussed in more detail in the following paragraphs.



  REVENUES



     Rental and other property revenues from the Partnership's Property totaled $2,115,254 for the year ended December 31, 1996, compared to $2,075,758 for the year ended December 31, 1995, an increase of $39,496, or 1.9%. The partnership increased rental rates by an average of 3% which was partially offset by a decrease in occupancy of 2% to 92.5%.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $999,362 for the year ended December 31, 1996, compared to $840,566 for the year ended December 31, 1995, an increase of $158,796 or 18.9%. This increase was primarily the result of an increase in renovation expenditures related to increases in major landscaping of $4,200, landscaping supplies of $4,300, contract yard and grounds of $4,800, contract cleaning of $17,700, plumbing supplies of $13,300, exterior building of $4,900, exterior painting of $97,000, and wallpaper of $4,900. These expenses are offset by a decrease in parking lot costs of

         2242


$11,600. Management expenses totaled $104,498 for the year ended December 31, 1996, compared to $103,202 for the year ended December 31, 1995, an increase of $1,296, or 1.3%.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $59,403 for the year ended December 31, 1996 compared to $56,641 for the year ended December 31, 1995, an increase of $2,762 or 4.9%.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $664,592 for the year ended December 31, 1996, compared to $676,651 for the year ended December 31, 1995, a decrease of $12,059, or 1.8%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $92,323 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $6,594,603. The mortgages require monthly payments of approximately $65,438 until November 2002, at which time a balloon payment of approximately $6,369,388 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.60%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         2243

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 35.5 units of your partnership (up to 8.75 units) for consideration per unit of (i) 2,848.50 Preferred OP Units, (ii) 1,840.75 Common OP Units, or (iii) $71,211 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         2244

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         2245

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         2246

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         2247

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         2248

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         2249


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         2250


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         2251

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         2252


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         2253


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         2254


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         2255

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         2256

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         2257


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         2258

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         2259


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         2260

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Available Cash Flow (as defined in your           Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2008.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to               The purpose of the AIMCO Operating
purchase, hold, lease, manage and operate         Partnership is to conduct any business that
your partnership's property. Subject to           may be lawfully conducted by a limited
restrictions contained in your part-              partnership organized pursuant to the
nership's agreement of limited partnership,       Delaware Revised Uniform Limited Part-
your partnership may perform all acts             nership Act (as amended from time to time,
necessary or appropriate in connection            or any successor to such statute) (the
therewith and reasonably related thereto,         "Delaware Limited Partnership Act"),
including acquiring additional real or per-       provided that such business is to be
sonal property, borrowing money and creating      conducted in a manner that permits AIMCO to
liens.                                            be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         2261
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling 35.5 units for cash and notes to          limited partners and to other persons, and
selected persons who fulfill the                  to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or con-        sole discretion. The net capital
sent is required in connection with the           contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Your partnership's agreement of limited           The AIMCO Operating Partnership may lend or
partnership sets forth contracts that are to      contribute funds or other assets to its
be made with the general partner and              subsidiaries or other persons in which it
affiliates of the general partner.                has an equity investment,

         2262
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

In addition, the general partner may make         and such persons may borrow funds from the
loans to your partnership in such sums as         AIMCO Operating Partnership, on terms and
the general partner deems appropriate and         conditions established in the sole and
necessary for the conduct of your                 absolute discretion of the general partner.
partnership's business. The terms and             To the extent consistent with the business
maturities of such loans must be reasonable       purpose of the AIMCO Operating Partnership
as determined by the general partner,             and the permitted activities of the general
interest charged cannot exceed the greater        partner, the AIMCO Operating Partnership may
of 2 1/2% over the base rate then being           transfer assets to joint ventures, limited
charged by Third National Bank in Nashville       liability companies, partnerships,
or the interest rate paid by the general          corporations, business trusts or other
partner to a third party lender for the           business entities in which it is or thereby
funds and other charges and fees must be at       becomes a participant upon such terms and
least as favorable to your partnership as         subject to such conditions consistent with
those negotiated by unaffiliated lenders on       the AIMCO Operating Partnership Agreement
comparable loans for the same purpose in the      and applicable law as the general partner,
same locale.                                      in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money on the credit of       contains no restrictions on borrowings, and
and enter into obligations on behalf of your      the general partner has full power and
partnership and to give as security therefor      authority to borrow money on behalf of the
any partnership's property. However, the          AIMCO Operating Partnership. The AIMCO
general partner may not incur any indebt-         Operating Partnership has credit agreements
edness pursuant to a non-recourse loan if         that restrict, among other things, its
the creditor acquires, at any time as a           ability to incur indebtedness.
result of making the loan, any direct or
indirect interest in the profits, capital or
property of your partnership other than as a
secured creditor.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
have access to the current list of the names      purpose of such demand and at such OP
and addresses of all of the limited partners      Unitholder's own expense, to obtain a
at all reasonable times at the principal          current list of the name and last known
office of the general partners in Tennessee.      business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership has       All management powers over the business and
the exclusive power to manage and control         affairs of the AIMCO Operating Partnership
your partnership and its business and             are vested in AIMCO-GP, Inc., which is the
affairs. The general partner has all rights       general partner. No OP Unitholder has any
and power which may be possessed by general       right to participate in or exercise control
partners under applicable laws and such           or management power over the busi-

         2263
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

additional rights and power as necessary,         ness and affairs of the AIMCO Operating
advisable or convenient to the discharge of       Partnership. The OP Unitholders have the
their duties under your partnership's             right to vote on certain matters described
agreement of limited partnership. A limited       under "Comparison of Your Units and AIMCO OP
partner may not take part in or interfere in      Units -- Voting Rights" below. The general
any manner with the conduct or control of         partner may not be removed by the OP
the business of your partnership and will         Unitholders with or without cause.
have no right or authority to act for or
bind your partnership, except that limited        In addition to the powers granted a general
partners may exercise the voting and other        partner of a limited partnership under
rights provided in this your partnership's        applicable law or that are granted to the
agreement of limited partnership and under        general partner under any other provision of
applicable laws.                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or any limited partner for any        to the AIMCO Operating Partnership for
acts performed by it or any failure to act        losses sustained, liabilities incurred or
in the absence of gross negligence or             benefits not derived as a result of errors
willful malfeasance. However, your                in judgment or mistakes of fact or law of
partnership's agreement of limited                any act or omission if the general partner
partnership does not provide for the              acted in good faith. The AIMCO Operating
indemnification of the general partner or         Partnership Agreement provides for
its affiliates for any acts or omissions          indemnification of AIMCO, or any director or
performed by them on behalf of your               officer of AIMCO (in its capacity as the
partnership.                                      previous general partner of the AIMCO
                                                  Operating Partnership), the general partner,
                                                  any officer or director of general partner
                                                  or the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (in-

         2264
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  cluding legal fees), fines, settlements and
                                                  other amounts incurred in connection with
                                                  any actions relating to the operations of
                                                  the AIMCO Operating Partnership, as set
                                                  forth in the AIMCO Operating Partnership
                                                  Agreement. The Delaware Limited Partnership
                                                  Act provides that subject to the standards
                                                  and restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner for cause          the business and affairs of the AIMCO
upon a vote of the limited partners owning a      Operating Partnership. The general partner
majority of the outstanding units. The            may not be removed as general partner of the
general partner may not transfer, assign,         AIMCO Operating Partnership by the OP
sell, withdraw or otherwise dispose of its        Unitholders with or without cause. Under the
interest unless it obtains the prior written      AIMCO Operating Partnership Agreement, the
consent of those persons owning more than         general partner may, in its sole discretion,
50% of the units and satisfies other              prevent a transferee of an OP Unit from
conditions set forth in your partnership's        becoming a substituted limited partner
agreement of limited partnership. The             pursuant to the AIMCO Operating Partnership
consent of all limited partners is necessary      Agreement. The general partner may exercise
for the approval of a new general partner. A      this right of approval to deter, delay or
limited partner may not transfer his              hamper attempts by persons to acquire a
interests without the written consent of the      controlling interest in the AIMCO Operating
general partner.                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to add representations, duties or         Agreement, whereby the general partner may,
obligations of the general partner or its         without the consent of the OP Unitholders,
affiliates or to surrender any right or           amend the AIMCO Operating Partnership
power granted to them for the benefit of the      Agreement, amendments to the AIMCO Operating
limited partners, to cure any ambiguity or        Partnership Agreement require the consent of
error and to admit additional or substitute       the holders of a majority of the outstanding
limited partners. Other amendments of your        Common OP Units, excluding AIMCO
partnership's agreement of lim-

         2265
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ited partnership may be proposed by the           and certain other limited exclusions (a
general partner. Such proposals will be sent      "Majority in Interest"). Amendments to the
to the limited partners together with a           AIMCO Operating Partnership Agreement may be
recommendation of the general partner as to       proposed by the general partner or by
the proposal. The general partner may             holders of a Majority in Interest. Following
require a response within a specified time        such proposal, the general partner will
not less than 30 days from the notice and         submit any proposed amendment to the OP
failure to respond will constitute a vote         Unitholders. The general partner will seek
which is consistent with the general              the written consent of the OP Unitholders on
partners' recommendation. Approval of such        the proposed amendment or will call a
proposals must be given by the limited            meeting to vote thereon. See "Description of
partners owning at least 51% of the units.        OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fees for its services as general      its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, limited partners are         gross negligence, no OP Unitholder has
not bound by, or personally liable for, the       personal liability for the AIMCO Operating
expenses, liabilities or obligation of your       Partnership's debts and obligations, and
partnership in excess of the limited              liability of the OP Unitholders for the
partners' capital contribution, except as         AIMCO Operating Partnership's debts and
provided by applicable law.                       obligations is generally limited to the
                                                  amount of their investment in the AIMCO
                                                  Operating Partnership. However, the
                                                  limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain

         2266
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  circumstances for the AIMCO Operating
                                                  Partnership's obligations to the same extent
                                                  as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must manage and control your partnership,         generally requires a general partner of a
its business and affairs to the best of           Delaware limited partnership to adhere to
their abilities and use their best efforts        fiduciary duty standards under which it owes
to carry out the business of your                 its limited partners the highest duties of
partnership. The general partner must devote      good faith, fairness and loyalty and which
itself to the business of your partnership        generally prohibit such general partner from
to the extent that it, in its discretion,         taking any action or engaging in any
deem necessary for the efficient carrying on      transaction as to which it has a conflict of
thereof. The general partner must act as a        interest. The AIMCO Operating Partnership
fiduciary with respect to the safekeeping         Agreement expressly authorizes the general
and use of the funds and assets of your           partner to enter into, on behalf of the
partnership. However, the partners may            AIMCO Operating Partnership, a right of
engage in whatever activities they choose,        first opportunity arrangement and other
whether or not it is in competition with          conflict avoidance agreements with various
your partnership, without having or               affiliates of the AIMCO Operating
incurring any obligation to offer any             Partnership and the general partner, on such
interest in such activities to your partner-      terms as the general partner, in its sole
ship and the partners and your partnership        and absolute discretion, believes are
and the partners will have no rights in or        advisable. The AIMCO Operating Partnership
to such independent business ventures or the      Agreement expressly limits the liability of
income and profits derived therefrom.             the general partner by providing that the
                                                  general partner, and its officers and
In general, your partnership's agreement of       directors will not be liable or accountable
limited partnership and the AIMCO Operating       in damages to the AIMCO Operating
Partnership Agreement have limitations on         Partnership, the limited partners or as-
the liability of the general partner but          signees for errors in judgment or mistakes
such limitations differ and provide more          of fact or law or of any act or omission if
protection for the general partner of the         the general partner or such director or
AIMCO Operating Partnership.                      officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the

         2267
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  AIMCO Operating Partnership can only be
                                                  offset against other income and loss from
                                                  the AIMCO Operating Partnership). Income of
                                                  the AIMCO Operating Partnership, however,
                                                  attributable to dividends from the
                                                  Management Subsidiaries (as defined below)
                                                  or interest paid by the Management
                                                  Subsidiaries does not qualify as passive
                                                  activity income and cannot be offset against
                                                  losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating

         2268
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units and the         have the same voting rights       as certain amendments and
consent of the general            as holders of the Common OP       termination of the AIMCO
partners, the limited             Units. See "Description of        Operating Partnership
partners may amend your           OP Units" in the accompany-       Agreement and certain
partnership's agreement of        ing Prospectus. So long as        transactions such as the
limited partnership,              any Preferred OP Units are        institution of bankruptcy
dissolve and terminate your       outstanding, in addition to       proceedings, an assignment
partnership; remove a             any other vote or consent of      for the benefit of creditors
general partner for cause         partners required by law or       and certain transfers by the
without the consent of the        by the AIMCO Operating            general partner of its
general partner; change the       Partnership Agreement, the        interest in the AIMCO
nature of your partnership's      affirmative vote or consent       Operating Partnership or the
business and approve or           of holders of at least 50%        admission of a successor
disapprove the sale of all        of the outstanding Preferred      general partner.
or substantially all of the       OP Units will be necessary
assets of your partnership.       for effecting any amendment       Under the AIMCO Operating
The election of a substitute      of any of the provisions of       Partnership Agreement, the
general partner requires the      the Partnership Unit              general partner has the
approval of all of the            Designation of the Preferred      power to effect the
limited partners.                 OP Units that materially and      acquisition, sale, transfer,
                                  adversely affects the rights      exchange or other
The general partner may           or preferences of the             disposition of any assets of
cause the dissolution of          holders of the Preferred OP       the AIMCO Operating
your partnership by retiring      Units. The creation or            Partnership (including, but
when there is no remaining        issuance of any class or          not limited to, the exercise
general partner unless all        series of partnership units,      or grant of any conversion,
of the limited partners           including, without                option, privilege or
elect a substitute general        limitation, any partner-          subscription right or any
partner within 90 days after      ship units that may have          other right available in
the retirement of the             rights senior or superior to      connection with any assets
general partner.                  the Preferred OP Units,           at any time held by the
                                  shall not be deemed to            AIMCO Operating Partnership)
In general, you have greater      materially adversely affect       or the merger,
voting rights in your             the rights or preferences of      consolidation,
partnership than you will         the holders of Preferred OP       reorganization or other
have as an OP Unitholder. OP      Units. With respect to the        combination of the AIMCO
Unitholders cannot remove         exercise of the above             Operating Partnership with
the general partner of the        described voting rights,          or into another entity, all
AIMCO Operating Partnership.      each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-

         2269
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. The           quarterly cash distributions      to distribute quarterly all,
general partner makes             at the rate of $0.50 per          or such portion as the
distributions from Available      Preferred OP Unit; provided,      general partner may in its
Cash Flow quarterly within        however, that at any time         sole and absolute discretion
45 days after the end of          and from time to time on or       determine, of Available Cash
such quarter or at such time      after the fifth anniversary       (as defined in the AIMCO
or times as the general           of the issue date of the          Operating Partnership
partner deems practicable.        Preferred OP Units, the           Agreement) generated by the
The distributions payable to      AIMCO Operating Partnership       AIMCO Operating Partnership
the partners are not fixed        may adjust the annual             during such quarter to the
in amount and depend upon         distribution rate on the          general partner, the special
the operating results and         Preferred OP Units to the         limited partner and the
net sales or refinancing          lower of (i) 2.00% plus the       holders of Common OP Units
proceeds available from the       annual interest rate then         on the record date es-
disposition of your               applicable to U.S. Treasury       tablished by the general
partnership's assets.             notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Pre-
                                  Cumulative Preferred

         2270
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  Stock. Such distributions         ferred OP Units issued in
                                  will be cumulative from the       the future may have priority
                                  date of original issue.           over the general partner,
                                  Holders of Preferred OP           the special limited partner
                                  Units will not be entitled        and holders of Common OP
                                  to receive any distributions      Units with respect to
                                  in excess of cumulative           distributions of Available
                                  distributions on the              Cash, distributions upon
                                  Preferred OP Units. No            liquidation or other
                                  interest, or sum of money in      distributions. See "Per
                                  lieu of interest, shall be        Share and Per Unit Data" in
                                  payable in respect of any         the accompanying Prospectus.
                                  distribution payment or pay-
                                  ments on the Preferred OP         The general partner in its
                                  Units that may be in              sole and absolute discretion
                                  arrears.                          may distribute to the OP
                                                                    Unitholders Available Cash
                                  When distributions are not        on a more frequent basis and
                                  paid in full upon the             provide for an appropriate
                                  Preferred OP Units or any         record date.
                                  Parity Units (as defined
                                  below), all distributions         The AIMCO Operating Partner-
                                  declared upon the Preferred       ship Agreement requires the
                                  OP Units and any Parity           general partner to take such
                                  Units shall be declared           reasonable efforts, as
                                  ratably in proportion to the      determined by it in its sole
                                  respective amounts of             and absolute discretion and
                                  distributions accumulated,        consistent with AIMCO's
                                  accrued and unpaid on the         qualification as a REIT, to
                                  Preferred OP Units and such       cause the AIMCO Operating
                                  Parity Units. Unless full         Partnership to distribute
                                  cumulative distributions on       sufficient amounts to en-
                                  the Preferred OP Units have       able the general partner to
                                  been declared and paid,           transfer funds to AIMCO and
                                  except in limited circum-         enable AIMCO to pay stock-
                                  stances, no distributions         holder dividends that will
                                  may be declared or paid or        (i) satisfy the requirements
                                  set apart for payment by the      for qualifying as a REIT
                                  AIMCO Operating Partnership       under the Code and the
                                  and no other distribution of      Treasury Regulations and
                                  cash or other property may        (ii) avoid any Federal
                                  be declared or made,              income or excise tax
                                  directly or indirectly, by        liability of AIMCO. See
                                  the AIMCO Operating               "Description of OP
                                  Partnership with respect to       Units -- Distributions" in
                                  any Junior Units (as de-          the accompanying Prospectus.
                                  fined below), nor shall any
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such                   and the Pre-                      Oper-

         2271
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

transferee will be                ferred OP Units are not           ating Partnership Agreement
substituted in place of the       listed on any securities          restricts the
transferor if (1) such sale       exchange. The Preferred OP        transferability of the OP
is not of a fraction of a         Units are subject to              Units. Until the expiration
unit, except in limited           restrictions on transfer as       of one year from the date on
circumstances, (2) the            set forth in the AIMCO            which an OP Unitholder
transfer and transferee           Operating Partnership             acquired OP Units, subject
execute, acknowledge and          Agreement.                        to certain exceptions, such
deliver to the general                                              OP Unitholder may not
partner an instrument             Pursuant to the AIMCO             transfer all or any por-
evidencing the transfer, (3)      Operating Partnership             tion of its OP Units to any
the transferor pays a             Agreement, until the              transferee without the
transfer fee, (4) the             expiration of one year from       consent of the general
general partner consents to       the date on which a holder        partner, which consent may
such transfer in writing,         of Preferred OP Units             be withheld in its sole and
which consent will not be         acquired Preferred OP Units,      absolute discretion. After
granted if such transfer          subject to certain                the expiration of one year,
would: (a) result in the          exceptions, such holder of        such OP Unitholder has the
termination of your partner-      Preferred OP Units may not        right to transfer all or any
ship for tax purposes,            transfer all or any portion       portion of its OP Units to
result in your partnership        of its Preferred OP Units to      any person, subject to the
being taxed as an                 any transferee without the        satisfaction of certain con-
association, (b) violate any      consent of the general            ditions specified in the
applicable securities laws,       partner, which consent may        AIMCO Operating Partnership
(c) reduce the depreciation       be withheld in its sole and       Agreement, including the
available to other partner        absolute discretion. After        general partner's right of
or (d) the units would not        the expiration of one year,       first refusal. See
be a suitable investment for      such holders of Preferred OP      "Description of OP Units --
the transferee and (5) the        Units has the right to            Transfers and Withdrawals"
assignor and assignee have        transfer all or any portion       in the accompanying
complied with such other          of its Preferred OP Units to      Prospectus.
conditions as set forth in        any person, subject to the
your partnership's agreement      satisfaction of certain           After the first anniversary
of limited partnership.           conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
There are no redemption           ship Agreement, including         Unitholder has the right,
rights associated with your       the general partner's right       subject to the terms and
units.                            of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred              elect to cause AIMCO to

         2272
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  Stock of AIMCO that pay an        acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         2273

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         2274

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         2275

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         2276

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         2277


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         2278


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         2279

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         2280

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         2281

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         2282

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $67,256 in 1996, $67,076 in 1997 and $38,271 in 1998. The property manager received management fees of $104,498 in 1996, $111,851 in 1997 and $110,364 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         2283

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $631,998 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between negative 0.75% and 01.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         2284

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Lake Eden, Limited as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         2285


                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-7
Balance Sheets as of December 31, 1997 and 1996.............  F-8
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996............  F-9
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-10
Notes to Financial Statements...............................  F-11
Independent Auditors' Report................................  F-15
Balance Sheets as of December 31, 1996 and 1995.............  F-16
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1996 and 1995............  F-17
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-18
Notes to Financial Statements...............................  F-19

         2286


                               LAKE EDEN, LIMITED



                     CONDENSED BALANCED SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                     ASSETS



Cash and cash equivalents...................................                $    92,323
Other assets................................................                    725,804
Investment property.........................................
  Land......................................................  $   517,000
  Building and related personal property....................    8,454,915
                                                              -----------
                                                                8,971,915
  Less: Accumulated depreciation............................   (6,137,026)    2,834,889
                                                              -----------   -----------
          Total assets......................................                $ 3,653,016
                                                                            ===========

                           LIABILITIES AND PARTNERS' CAPITAL

Other accrued liabilities...................................                $   249,322
Notes payable...............................................                  6,954,603
          Partners' deficit.................................                 (3,550,909)
                                                                            -----------
          Total liabilities and partners' deficit...........                $ 3,653,016
                                                                            ===========



                See Accompanying Notes to Financial Statements.

         2287


                               LAKE EDEN, LIMITED



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $1,529,692     $1,573,351
  Other income..............................................     113,684        108,143
                                                              ----------     ----------
          Total revenues....................................   1,643,376      1,681,494
Expenses:
  Operating expenses........................................     799,574        798,673
  Depreciation expense......................................     145,293        145,293
  Interest expense..........................................     431,020        443,508
  Property tax expense......................................     128,056        129,315
                                                              ----------     ----------
          Total expenses....................................   1,503,943      1,516,789
          Net income........................................  $  139,433     $  164,705
                                                              ==========     ==========



                See Accompanying Notes to Financial Statements.

         2288


                               LAKE EDEN, LIMITED



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
Operating activities:
  Net income................................................   $ 139,433      $ 164,705
  Adjustments to reconcile net income (loss) to net cash
     provided
     by operating activities................................
  Depreciation and amortization.............................     158,528        158,528
  Changes in accounts:
     Receivables and deposits and other assets..............      16,859         45,803
     Accounts payable and accrued expenses..................    (228,369)       (81,628)
                                                               ---------      ---------
          Net cash provided by (used in) operating
            activities......................................      86,451        287,408
                                                               ---------      ---------
Investing activities:
  Property improvements and replacements....................    (123,989)      (120,274)
                                                               ---------      ---------
  Net cash provided by (used in) investing activities.......    (123,989)      (120,274)
                                                               ---------      ---------
Financing activities:
  Payments on mortgage......................................    (147,029)      (160,194)
  Partners' distributions...................................     (50,000)       (63,387)
                                                               ---------      ---------
  Net cash provided by (used in) financing activities.......    (197,029)      (223,581)
                                                               ---------      ---------
  Net increase (decrease) in cash and cash equivalents......    (234,567)       (56,447)
  Cash and cash equivalents at beginning of period..........     326,890        431,733
                                                               ---------      ---------
  Cash and cash equivalents at end of period................   $  92,323      $ 375,286
                                                               =========      =========



                See Accompanying Notes to Financial Statements.

         2289


                               LAKE EDEN, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Lake Eden, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.



NOTE B -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         2290


                               LAKE EDEN, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996


                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         2291


                          INDEPENDENT AUDITORS' REPORT



General Partners


Lake Eden, Limited:



     We have audited the accompanying balance sheets of Lake Eden, Limited as of December 31, 1997 and 1996, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Eden, Limited as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, SC


February 17, 1998

         2292


                               LAKE EDEN, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Cash and cash equivalents...................................  $   326,890    $   431,733
Receivable and deposits.....................................      200,964        149,984
Restricted escrows (Note B).................................      412,092        395,154
Other assets................................................      129,607        140,231
Investment properties (Note C):
  Land......................................................      517,000        517,000
  Buildings and related personal property...................    8,330,926      7,989,837
                                                              -----------    -----------
                                                                8,847,926      8,506,837
Less accumulated depreciation...............................   (5,991,733)    (5,798,010)
                                                              -----------    -----------
                                                                2,856,193      2,708,827
                                                              -----------    -----------
                                                              $ 3,925,746    $ 3,825,929
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $   204,144    $   138,257
  Tenant security deposit liabilities.......................       62,794         58,782
  Accrued taxes.............................................      162,611        163,042
  Other liabilities.........................................       48,142         50,308
  Mortgage notes payable (Note C)...........................    7,088,397      7,245,235
Partners' deficit...........................................   (3,640,342)    (3,829,695)
                                                              -----------    -----------
                                                              $ 3,925,746    $ 3,825,929
                                                              ===========    ===========



                See Accompanying Notes to Financial Statements.

         2293


                               LAKE EDEN, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $ 2,112,517    $ 2,003,086
  Other income..............................................      137,164        112,168
                                                              -----------    -----------
     Total revenues.........................................    2,249,681      2,115,254
                                                              -----------    -----------
Expenses:
  Operating (Note D)........................................      927,690        999,362
  General and administrative (Note D).......................       59,886         59,403
  Depreciation..............................................      193,723        179,399
  Interest..................................................      652,111        664,592
  Property taxes............................................      163,531        164,008
                                                              -----------    -----------
     Total expenses.........................................    1,996,941      2,066,764
                                                              -----------    -----------
Net income..................................................      252,740         48,490
Distributions to partners...................................      (63,387)       (92,300)
Partners' deficit at beginning of year......................   (3,829,695)    (3,785,885)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(3,640,342)   $(3,829,695)
                                                              ===========    ===========



                See Accompanying Notes to Financial Statements.

         2294


                               LAKE EDEN, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                1997           1996
                                                              ---------      ---------
Cash flows from operating activities:
  Net income................................................  $ 252,740      $  48,490
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    193,723        179,399
     Amortization of discounts and loan costs...............     80,450         77,975
     Change in accounts:
       Receivable and deposits..............................    (50,980)        70,925
       Other assets.........................................    (13,072)            --
       Accounts payable.....................................     65,887         87,068
       Tenant security deposit liabilities..................      4,012         (1,408)
       Accrued taxes........................................       (431)          (160)
       Other liabilities....................................     (2,166)       (49,953)
                                                              ---------      ---------
          Net cash provided by operating activities.........    530,163        412,336
                                                              ---------      ---------
Cash flows from investing activities:
  Property improvements and replacements....................   (341,089)      (129,285)
  Net (deposits to) receipts from restricted escrows........    (16,938)         2,903
                                                              ---------      ---------
          Net cash used in investing activities.............   (358,027)      (126,382)
                                                              ---------      ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................   (213,592)      (198,007)
  Distributions to partners.................................    (63,387)       (92,300)
                                                              ---------      ---------
          Net cash used in financing activities.............   (276,979)      (290,307)
                                                              ---------      ---------
Net decrease in cash and cash equivalents...................   (104,843)        (4,353)
Cash and cash equivalents at beginning of year..............    431,733        436,086
                                                              ---------      ---------
Cash and cash equivalents at end of year....................  $ 326,890      $ 431,733
                                                              =========      =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 571,661      $ 587,825
                                                              =========      =========



                See Accompanying Notes to Financial Statements.

         2295


                               LAKE EDEN, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Lake Eden, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated January 11, 1985. The Partnership owns and operates a 387 unit apartment residential complex, Lake Eden/Lebanon Station Apartments, in Columbus, Ohio.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include unamortized deferred loan costs of $116,535 and $140,231, respectively, which are amortized over the term of the related borrowing. They are presented net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

         2296

                               LAKE EDEN, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Reclassifications



     Certain 1996 amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 consist of the following:



                                                                1997        1996
                                                              --------    --------
Reserve Escrow -- A portion of the proceeds of the 1992 loan refinancing was placed into a reserve escrow. The funds
  are used for certain repair work, debt service, expenses
  and property taxes or insurance. The funds in the reserve
  escrow exceed the minimum balance required to be
  maintained by the lender during the term of the loan......  $412,092    $395,154
                                                              ========    ========



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997          1996
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $63,853, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $7,155,401    $7,368,993
Second mortgage note payable in interest only monthly
  installments of $1,585, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     250,216       250,216
                                                              ----------    ----------
Principal balance at year end...............................   7,405,617     7,619,209
Less unamortized discount...................................    (317,220)     (373,974)
                                                              ----------    ----------
                                                              $7,088,397    $7,245,235
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:



1998.....................................................  $  230,402
1999.....................................................     248,535
2000.....................................................     268,096
2001.....................................................     289,196
2002.....................................................   6,369,388
                                                           ----------
                                                           $7,405,617
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

         2297

                               LAKE EDEN, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                           1997        1996
TYPE OF TRANSACTION                                       AMOUNT      AMOUNT
-------------------                                      --------    --------
Management fee.........................................  $111,851    $104,498
Partnership administration fee.........................  $ 20,469    $ 20,840
Reimbursement for services of affiliates...............  $ 31,607    $ 30,763
Construction oversight costs...........................  $ 15,000    $ 15,653

         2298


                               LAKE EDEN, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995


                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         2299


                          INDEPENDENT AUDITORS' REPORT



General Partners


Lake Eden, Limited:



     We have audited the accompanying balance sheets of Lake Eden, Limited as of December 31, 1996 and 1995, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Eden, Limited as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, SC


February 25, 1997

         2300


                               LAKE EDEN, LIMITED



                                 BALANCE SHEETS



                                     ASSETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
Cash and cash equivalents:
  Unrestricted..............................................  $   431,733    $   436,086
  Restricted -- tenant security deposits....................       58,782         62,394
Accounts receivable.........................................        4,732          5,835
Escrow for taxes............................................       86,470        152,680
Restricted escrows (Note B).................................      395,154        398,057
Other assets................................................      140,231        163,927
Investment properties (Note C):
  Land......................................................      517,000        517,000
  Buildings and related personal property...................    7,989,837      7,860,553
                                                              -----------    -----------
                                                                8,506,837      8,377,553
  Less accumulated depreciation.............................   (5,798,010)    (5,618,612)
                                                              -----------    -----------
                                                                2,708,827      2,758,941
                                                              -----------    -----------
                                                              $ 3,825,929    $ 3,977,920
                                                              ===========    ===========

LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $   138,257    $    51,189
  Tenant security deposits..................................       58,782         60,190
  Accrued taxes.............................................      163,042        163,202
  Other liabilities.........................................       50,308        100,261
  Mortgage notes payable (Note C)...........................    7,245,235      7,388,963
Partners' deficit...........................................   (3,829,695)    (3,785,885)
                                                              -----------    -----------
                                                              $ 3,825,929    $ 3,977,920
                                                              ===========    ===========



                See Accompanying Notes to Financial Statements.

         2301


                               LAKE EDEN, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $ 2,003,086    $ 1,952,779
  Other income..............................................      112,168        122,979
                                                              -----------    -----------
     Total revenues.........................................    2,115,254      2,075,758
                                                              -----------    -----------
Expenses:
  Operating (Note D)........................................      675,927        666,596
  General and administrative (Note D).......................       59,403         56,641
  Maintenance...............................................      323,435        173,970
  Depreciation..............................................      179,399        193,531
  Interest..................................................      664,592        676,651
  Property taxes............................................      164,008        164,221
                                                              -----------    -----------
     Total expenses.........................................    2,066,764      1,931,610
                                                              -----------    -----------
Net income..................................................       48,490        144,148
Distributions to partners...................................      (92,300)       (37,887)
Partners' deficit at beginning of year......................   (3,785,885)    (3,892,146)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(3,829,695)   $(3,785,885)
                                                              ===========    ===========



                See Accompanying Notes to Financial Statements.

         2302


                               LAKE EDEN, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Cash flows from operating activities:
  Net income................................................  $  48,490     $ 144,148
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    179,399       193,531
     Amortization of discounts and loan costs...............     77,975        75,540
     Change in accounts:
       Restricted cash......................................      3,612           539
       Accounts receivable..................................      1,103        (3,401)
       Escrow for taxes.....................................     66,210       214,247
       Accounts payable.....................................     87,068        14,556
       Tenant security deposit liabilities..................     (1,408)       (5,166)
       Accrued taxes........................................       (160)          226
       Other liabilities....................................    (49,953)       22,568
                                                              ---------     ---------
          Net cash provided by operating activities.........    412,336       656,788
                                                              ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................   (129,285)     (149,804)
  Deposits to restricted escrows............................    (16,798)      (16,503)
  Receipts from restricted escrows..........................     19,701        24,153
                                                              ---------     ---------
          Net cash used in investing activities.............   (126,382)     (142,154)
                                                              ---------     ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................   (198,007)     (183,560)
  Distributions to partners.................................    (92,300)      (37,887)
                                                              ---------     ---------
          Net cash used in financing activities.............   (290,307)      221,447
                                                              ---------     ---------
Net (decrease) increase in cash and cash equivalents........     (4,353)      293,187
Cash and cash equivalents at beginning of year..............    436,086       142,899
                                                              ---------     ---------
Cash and cash equivalents at end of year....................  $ 431,733     $ 436,086
                                                              =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 587,825     $ 601,692
                                                              =========     =========



                See Accompanying Notes to Financial Statements.

         2303


                               LAKE EDEN, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Lake Eden, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated January 11, 1985. The Partnership owns and operates a 387 unit apartment residential complex, Lake Eden/Lebanon Station Apartments, in Columbus, Ohio.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Management Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1996 and 1995 consist of deferred loan costs which are amortized over the term of the related borrowing. They are presented net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of legal counsel's opinion, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Reclassifications



     Certain 1995 amounts have been reclassified to conform to the 1996 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.

         2304

                               LAKE EDEN, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1996 and 1995 consist of the following:



                                                                1996        1995
                                                              --------    --------
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan. ................................................  $395,154    $398,057
                                                              ========    ========



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1996 and 1995 consist of the following:



                                                                 1996          1995
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $63,853, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $7,368,993    $7,567,000
Second mortgage note payable in interest only monthly
  installments of $1,585, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     250,216       250,216
                                                              ----------    ----------
Principal balance at year end...............................   7,619,209     7,817,216
Less unamortized discount...................................    (373,974)     (428,253)
                                                              ----------    ----------
                                                              $7,245,235    $7,388,963
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1996 are as follows:



1997.....................................................  $  213,591
1998.....................................................     230,402
1999.....................................................     248,535
2000.....................................................     268,096
2001.....................................................     289,196
Thereafter...............................................   6,369,389
                                                           ----------
                                                           $7,619,209
                                                           ==========



     The principal balance of the mortgage notes may not be prepaid, in whole or in part, prior to November 15, 1997. Thereafter the principal may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

         2305

                               LAKE EDEN, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                           1996        1995
TYPE OF TRANSACTION                                       AMOUNT      AMOUNT
-------------------                                      --------    --------
Management fee.........................................  $104,498    $103,202
Partnership administration fee.........................  $ 20,840    $ 20,583
Reimbursement for services of affiliates...............  $ 30,763    $ 28,725
Construction oversight fee.............................  $ 15,653    $  2,296

         2306


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         2307

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         2308

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         2309

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         2310

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         2311

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         2312

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         2313

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         2314

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         2315

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         2316

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         2317

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         2318

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         2319

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         2320

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         2321

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2322

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2323

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         2324

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2325

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         2326

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         2327

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         2328

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2329

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2330

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2331


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         2332

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         2333


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         2334


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         2335


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         2336


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2337


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         2338

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         2339


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         2340


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2341


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         2342


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         2343


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         2344


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         2345


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         2346


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         2347


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         2348


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2349


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         2350


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         2351


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2352


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         2353

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2354


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         2355

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2356

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Lake Eden Limited


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Lake Eden Limited (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $71,211 in cash, or 1,840.75 Common OP Units of the Purchaser, or 2,848.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997 and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         2357

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         2358

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         2359

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         2360


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         2361


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         2362

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         2363

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         2364

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         2365


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                           Landmark Associates, Ltd.

                        in exchange for your choice of:

            6.75 of our 8.0% Class Two Partnership Preferred Units;


                    4.50 of our Partnership Common Units; or


                                 $168 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on May , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $168 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         2366

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Landmark
    Associates, Ltd............................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-25
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25



                                                  PAGE
                                                  -----
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Review of Appraisal..........................    S-44
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-46
  General......................................    S-46
  Your Partnership and its Property............    S-46
  Property Management..........................    S-47
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-47
  Capital Replacement..........................    S-48
  Borrowing Policies...........................    S-48
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-49
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-50
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-51

         2367


                                                  PAGE
                                                  -----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-52
  Overview.....................................    S-52
  Results of Operations........................    S-52
THE OFFER......................................    S-55
  Terms of the Offer; Expiration Date..........    S-55
  Acceptance for Payment and Payment for
    Units......................................    S-55
  Procedure for Tendering Units................    S-56
  Withdrawal Rights............................    S-59
  Extension of Tender Period; Termination;
    Amendment..................................    S-59
  Prorations...................................    S-60
  Fractional OP Units..........................    S-60
  Future Plans of the AIMCO Operating
    Partnership................................    S-60
  Voting by the AIMCO Operating Partnership....    S-61
  Dissenters' Rights...........................    S-61
  Conditions of the Offer......................    S-61
  Effects of the Offer.........................    S-64
  Certain Legal Matters........................    S-64
  Fees and Expenses............................    S-66
  Accounting Treatment.........................    S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-68
  Disguised Sale Treatment.....................    S-68
  Adjusted Tax Basis...........................    S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-69
  Passive Activity Losses......................    S-69
  Tax Reporting................................    S-70
  Foreign Offerees.............................    S-70
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-70



                                                  PAGE
                                                  -----
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-79
DESCRIPTION OF PREFERRED OP UNITS..............    S-85
  General......................................    S-85
  Ranking......................................    S-85
  Distributions................................    S-85
  Allocation...................................    S-86
  Liquidation Preference.......................    S-86
  Redemption...................................    S-87
  Voting Rights................................    S-87
  Restrictions on Transfer.....................    S-88
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-88
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-90
CONFLICTS OF INTEREST..........................    S-94
  Conflicts of Interest with Respect to the
    Offer......................................    S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-94
  Competition Among Properties.................    S-94
  Features Discouraging Potential Takeovers....    S-94
  Future Exchange Offers.......................    S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-95
LEGAL MATTERS..................................    S-96
EXPERTS........................................    S-96
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         2368

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In October 1997, an independent appraiser valued the property on an unencumbered basis to be $3,800,000. We estimate your property to be worth $2,800,000, less approximately $396,220 of deferred maintenance and investment. Therefore, it is

         2369


possible, that the sale of the property could result in you receiving more per unit than in our offer and you would receive more than our offer if the property was actually sold for such appraised value.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

         2370


     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000 based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2025 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         2371


is equivalent to distributions of $13.50 per year on the number of Preferred OP Units, or distributions of $11.25 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $434 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         2372

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,291,973 of balloon payments due on its mortgage debt in January 2004. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership

         2373


interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in January 2004 and require balloon payments of $2,291,973. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         2374

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $434 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $13.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $434 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $11.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the

         2375

       securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         2376

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 decreased compared to 1997, we further revised the capitalization rate upward by approximately 1.58%, resulting in a final capitalization rate of 12.08%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   338,000
Capitalization rate.........................................        12.08%
                                                              -----------
Gross valuation of partnership property.....................  $ 2,800,000
Plus: Cash and cash equivalents.............................      205,376
Plus: Other partnership assets, net of security deposits....      191,859
Less: Mortgage debt, including accrued interest.............   (2,500,000)
Less: Accounts payable and accrued expenses.................      (14,337)
Less: Other liabilities.....................................      (26,936)
                                                              -----------
Partnership valuation before taxes and certain costs........      655,962
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (396,220)
Less: Closing costs.........................................      (70,000)
                                                              -----------
Estimates net valuation of your partnership.................      189,742
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      189,742
          Total number of units.............................      1,132.0
                                                              -----------
Estimated valuation per unit................................          168
                                                              ===========
Cash consideration per unit.................................  $       168
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $168 by the $25 liquidation preference of each Preferred OP Unit to get 6.75 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $168 by a price of $38.69 to get 4.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         2377

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;


     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity;


     -  the net book value of your partnership; and



     - recent appraisals for the property for $3,800,000, which appraisals did not take into account the mortgages, other assets and liabilities, costs of sale of the property and over $396,000 of deferred maintenance of the property.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              ---------
Cash offer consideration....................................  $     168
Partnership Preferred Units.................................  $     168
Partnership Common Units....................................  $     168
Alternatives:
                                                                    Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $     168
  Estimated going concern value.............................  $     124
  Alternative going concern value(1)........................  $     164
  Net book value (deficit)..................................  $    (881)


---------------


(1) Assumes sale of property when balloon payment is due instead of refinancing the mortgage.

         2378


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Landmark Associates, Ltd. is a Tennessee limited partnership which was formed on July 30, 1982 for the purpose of owning and operating a single apartment property located in Florence, South Carolina, known as "Landmark Woods Apartments." Your partnership's property consists of 104 apartment units and was built in 1974. Your partnership has no employees. As of September 30, 1998, there were 1,132 units of limited partnership interest issued and outstanding, which were held of record by 35 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $1,132,000 of limited partnership units in 1982. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $434 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate in 2025, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,475,991, payable to State Street and Lehman which bears interest at the rate of 7.29%. The mortgage debt is due in January 2004. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         2379

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 6.75 of our Class Two Partnership Preferred Units;



     - 4.50 of our Partnership Common Units; or



     - $168 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 1,132 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 6.75 Preferred OP Units, 4.50 Common OP Units, or $168 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         2380

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         2381


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $168 in cash, 6.75 Preferred OP Units or 4.50 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         2382


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $168.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $15,067 for the fiscal year ended December 31, 1998. The property manager received management fees of $32,460 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $47,544 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         2383

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         2384

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         2385

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         2386


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         2387


           SUMMARY FINANCIAL INFORMATION OF LANDMARK ASSOCIATES, LTD.



     The summary financial information of Landmark Associates, Ltd. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Landmark Associates, Ltd. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is derived from audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                           LANDMARK ASSOCIATES, LTD.



                                     FOR THE NINE MONTHS
                                     ENDED SEPTEMBER 30,                       FOR THE YEAR ENDED DECEMBER 31,
                                   ------------------------   ------------------------------------------------------------------
                                      1998          1997         1997         1996          1995          1994          1993
                                   -----------   ----------   ----------   -----------   -----------   -----------   -----------
OPERATING DATA:
  Total Revenues.................  $   485,902   $  538,140   $  704,178   $   734,931   $   708,848   $   648,266   $   627,563
  Net Income.....................       55,211       98,968       77,802        91,366        70,024        91,415        67,481
  Net Income per limited
    partnership unit.............        48.29        86.55        67.87         79.90         61.24         79.95         59.02
  Distributions per limited
    partnership unit.............       262.63           --           --         87.45            --         78.78            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital).....................           --           --           --            --            --            --            --



                                        SEPTEMBER 30,                                    DECEMBER 31,
                                   ------------------------   ------------------------------------------------------------------
                                      1998          1997         1997         1996          1995          1994          1993
                                   -----------   ----------   ----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents......  $   167,638   $  268,586   $  504,366   $   200,292   $   264,176   $   214,854   $   218,637
  Real Estate, Net of Accumulated
    Depreciation.................      805,331      786,393      776,688       803,479       812,164       834,210       858,854
  Total Assets...................    1,287,483    1,191,753    1,559,097     1,125,783     1,161,956     1,104,435     1,178,188
  Notes Payable..................    2,482,254    2,104,815    2,500,000     2,124,870     2,157,776     2,203,091     2,243,348
  General Partners' Capital/
    (Deficit)....................   (1,242,221)    (976,066)    (997,128)   (1,074,730)   (1,066,103)   (1,136,127)   (1,137,462)
  Limited Partners' Capital/
    (Deficit)....................           --           --           --            --            --            --            --
  Partners' Deficit..............   (1,242,221)    (976,066)    (997,128)   (1,074,730)   (1,066,103)   (1,136,127)   (1,137,482)
  Total Distributions............      300,000           --           --       100,000            --        90,080            --
  Book value per limited
    partnership unit.............           --           --           --            --            --            --            --
  Net increase (decrease) in cash
    and cash equivalents.........     (336,727)      50,316      304,074       (63,884)       49,322         8,882        40,826
  Net cash provided by operating
    activities...................       65,030      100,866      128,743       115,358       109,718       154,373       114,124
  Ratio of earnings to fixed
    charges......................       1.39/1       1.71/1       1.46/1        1.48/1        1.38/1        1.66/1        1.47/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO         LANDMARK
                                                               OPERATING     ASSOCIATES,
                                                              PARTNERSHIP        LTD.
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $11.25          $434
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $13.50          $434

         2388

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         2389

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In October 1997, an independent appraiser valued the property on an unencumbered basis to be $3,800,000. We estimate your property to be worth $2,800,000 although we believe the property needs approximately $396,220 of deferred maintenance and investment not considered by the appraiser. Therefore, it is possible, that the sale of the property could result in you receiving more pretax cash per unit than our offer and you would receive more than our offer if the property was actually sold for any of such estimated amounts.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your

         2390


units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur

         2391
from the date of the fairness opinion that might affect the conclusions expressed in the opinion.


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2025 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.

         2392


     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $13.50 per year on the number of Preferred OP Units, or distributions of $11.25 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $434 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

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     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,291,973 of balloon payments due on its mortgage debt in January 2004. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

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                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1% interest, consisting of no limited partnership interest and a 1% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         2395


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

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ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty under the mortgage on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in January 2004 and require balloon payments totaling $2,291,973. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the property or refinance its indebtedness in 2004 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only

         2397


Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's properties would require a vote of the limited partners owning a majority of the outstanding units. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         2398


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $434 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $13.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $434 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $11.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         2399


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 decreased compared to 1997, we further revised the capitalization rate upward by approximately 1.58%, resulting in a final capitalization rate of 12.08%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by

         2400

       us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $338,300             12.08%         $2,800,000


---------------


     (1) The total net operating income is equal to total revenues of $691,378, less total expenses of $321,878 and recurring replacement costs of $31,200



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $189,742. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.




Net operating income........................................  $   338,000
Capitalization rate.........................................        12.08%
                                                              -----------
Gross valuation of partnership property.....................    2,800,000
Plus: Cash and cash equivalents.............................      205,376
Plus: Other partnership assets, net of security deposits....      191,859
Less: Mortgage debt, including accrued interest.............   (2,500,000)
Less: Accounts payable and accrued expenses.................      (14,337)
Less: Other liabilities.....................................      (26,936)
                                                              -----------
Partnership valuation before taxes and certain costs........      655,962
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (396,220)
Less: Closing costs.........................................      (70,000)
                                                              -----------
Estimated net valuation of your partnership.................      189,742
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      189,742
          Total number of units.............................      1,132.0
                                                              -----------
Estimated valuation per unit................................          168
                                                              ===========
Cash consideration per unit.................................          168
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $168 by the $25 liquidation preference of each Preferred OP Unit to get 6.75 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $168 by a price of $38.69 to get 4.50 Common OP Units per

         2401


       unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $189,742 or 0.03% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $98,968 for the nine months ended September 30, 1997 to $55,211 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

         2402

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $168, based on a total estimated value of your partnership's property of $2,800,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $13.50 per year on the number of Preferred OP Units, or distributions of $11.25 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $434. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

         2403

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         2404


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2025, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $    168
Partnership preferred units.................................       168(1)
Partnership common units....................................       168(1)
Alternatives:
                                                                   Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $    168
  Estimated going concern value.............................  $    124
  Net book value............................................  $   (881)
  Alternative going concern value...........................  $    164(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Appraisals



     Your partnership's property was appraised in 1997 by an independent third party appraiser, Koeppel Joseph J. Blake & Associates, Inc. (the "Appraiser"). Such appraisal was not prepared in connection with the offer. According to the appraisal reports, the scope of the appraisals included an inspection of the property and an analysis of the surrounding market. The Appraiser relied principally on the income capitalization approach to valuation and secondarily on the sales comparison approach, and represented that its report was prepared in accordance with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice, and in compliance with the Appraisal Standards set forth in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (known as "FIRREA"). The estimated market value of the fee simple estate was $3,800,000.



     The total appraised value of the property is $3,800,000 and was not brought down to a per unit basis by us since such appraisal does not reflect the mortgage encumbering the property of $2,475,991 (including interest), other assets and liabilities of the partnership or any costs of sales of the property as reflected in "Valuation of Units." However, using the appraisal amount instead of the "estimated gross valuation of your

         2405


partnership's property" in the table in the "Valuation of Units" would result in a higher amount per unit than our offer.



     We believe that, based on the condition of the property, the appraisals substantially overstate its value. The appraisals did not take into account the deferred maintenance costs of the partnership's property. Therefore, we believe that the appraisals are less meaningful in assessing the fairness of our offer consideration than the analysis described above under "Valuation of Units." On this basis, we believe that our offer consideration is fair in relation to such appraisal amounts. The Appraiser performed the real estate appraisals in the normal course of its business and the executive officers who rendered the report are members of the Appraisal Institute. No limitations were imposed on the Appraiser by the general partner. A copy of the appraisals may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



     Adjuster's International, Inc. ("AI") is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property, determining the physical condition of the property and what repairs are needed and then estimating the cost of such repairs based upon its experience in making such estimates. AI was retained by us because of its experience in evaluating needed repairs of real property and paid $2,500 by us for its reports. Such payments were not contingent upon completion of the offer. AI has no material relationship with us or our affiliates except for such reports and AI has conducted, is currently conducting and may in the future conduct similar analyses of other property held by us and our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of the reports, which are not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value

     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an

         2406


independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 40% reflecting real estate risk and the relatively high level of leverage in excess of 85% of real estate value.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $124 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in January 2004. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $164 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $881 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $200 per unit, going concern value of $94 per unit and liquidation value of $137 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices. An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO

         2407


Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration that the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $32, $(74) and $(31). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the

         2408

assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              LANDMARK
                                                                WOODS
                                                              ---------
Total Revenues..............................................  $ 715,831
Operating Expenses..........................................   (336,607)
Replacement Reserves -- Net.................................    (90,845)
Debt Service................................................   (205,468)
Capital Expenditures........................................    (61,100)
                                                              ---------
          Net Cash Flow.....................................  $  21,811
                                                              =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your

         2409

partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.

     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.


     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 12.08%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $396,220. Stanger observed that your partnership liquidation value of $189,742 was divided by the total units outstanding of 1,132 to provide the liquidation value per unit of $168.


     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of

         2410


operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $338,300 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $35,000 per annum; (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first and (iii) cash reserves. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the property was assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 12.58%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 40%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 14.6%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 1,132 to achieve management's estimate of going concern value of $124 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership results. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $168 per unit is equal to management's estimate of liquidation value, and reflects a 35% premium to management's estimate of going concern value of $124. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger observed that the ten day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 11.0%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 40% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment.

         2411


The 40% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (13% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 85% of value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $200, $94, and $137 representing premiums (discounts) to the offer price of 19%, (44%) and (18%.) See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."



REVIEW OF APPRAISAL



     Stanger observed that an appraisal was prepared by Joseph J. Blake and Associates Inc as of September 15, 1997 for the purpose of estimating the market value of the fee simple interest in the property. Stanger observed that the appraiser estimated the market value of the property at 3,800,000 based upon the income and sales comparison approach to value. In the sales comparison approach, the appraiser identified three sales with a range of value per apartment unit of $25,300 to $27,500 with an average of $26,300 per unit. An additional sales comparable with a value per unit of 47,700 was also identified by the appraiser and considered superior to the property since it was built in 1991. Stanger observed that the appraiser utilized a value per apartment unit of $35,000 in the sales comparable analysis.



     Stanger observed that the income approach to value in the appraisal was based upon net operating income (after replacement reserve of $250 per unit) of 366,768 and a capitalization rate of 9.75% resulting in a value of $3,800,000. Stanger observed that annualized 1998 net operating income for the nine months ended September 30, 1998 was approximately 319,000 after a $250 replacement reserve. Stanger further observed that our gross property value is $2,800,000 or $26,923 per unit. Stanger observed that such value per unit is consistent with the value per unit in the comparables identified by the appraiser.



     Stanger advised us that in rendering its opinion, Stanger considered the appraisal.


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also

         2412

relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed

         2413

transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

                                YOUR PARTNERSHIP


GENERAL



     Landmark Associates, Ltd., is a Tennessee limited partnership which completed a private offering in 1982. Insignia acquired the general partner of your partnership in December 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 35 limited partners of your partnership and a total of 1,132 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on July 30, 1982 for the purpose of owning an apartment property located in Florence, South Carolina, known as "Landmark Woods Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1974 consists of 104 apartment units. There are 24 one-bedroom apartments, 55 two-bedroom apartments and 25 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 90.07% in 1998, 96.15% in 1997 and 96.15% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Your partnership has received a report from Adjuster's International, Inc. ("AI") that your partnership's property needs deferred maintenance of $396,220 primarily for driveway and parking lots, landscaping and irrigation, electrical and pool repair. AI is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-progress analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property and then estimating needed repairs for each part of the building inspected. AI was retained by and paid $2,500 by us for its report and has conducted and may in the future conduct similar analyses of other properties held by our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of report, which is not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



     Budgeted renovations or improvements for 1999 total $396,220 and are intended to be paid for out of cash flow or borrowings.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $490    $500    $508    $500    $488



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $33,980 of $135,380 of assessed valuation with a current yearly tax rate of 25.10%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 25.60% of such improvements.

         2414


PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2025 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 90% and $472, respectively, at December 31, 1998, compared to 96% and $490, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy and rental rates to improve in the near future because of proposed improvements. In addition, the general partner noted that it expects to spend approximately $396,220 for capital improvements at the property in 1999 to repair and improve the property's amenities and exterior improvements as detailed in the attached report from Adjusters International. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.

         2415


CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,475,991, payable to State Street and Lehman, which bears interest at a rate of 7.29%. The mortgage debt is due in January 2004. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,132,000 of limited partnership units in 1982 for $1,000 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2025, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable to your partnership or the limited partners for any loss or damage resulting from any act or omission performed or omitted in good faith, pursuant to the authority granted to them to promote the interests of your partnership. Moreover, the general partners will not liable to your partnership or limited partners because any taxing authorities disallow or adjust any deduction or credits in your partnership income tax returns. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership.

         2416


     Your partnership's agreement of limited partnership does not provide for the indemnification of the general partners or their affiliates for any acts or omissions performed by them on behalf of your partnership. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $1,000.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................   $  0          $    0                 $0             $      0
1994...................................     80             902                  0               22,520
1995...................................      0               0                  0                    0
1996...................................     88           1,000                  0               24,998
1997...................................      0               0                  0                    0
1998...................................    265           1,007                  0               75,000
                                          ----          ------                 --             --------
          Total........................   $433          $2,909                 $0             $122,518


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1% interest in your partnership, including 0 limited partner units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         2417


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $18,388
1995........................................................     25,337
1996........................................................     21,026
1997........................................................     21,565
1998........................................................     15,067



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



YEAR                                                           FEES
----                                                          -------
                                                                Not
1994........................................................  available
1995........................................................  $34,897
1996........................................................   35,967
1997........................................................   35,112
1998........................................................   32,461



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         2418


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....  $   167,639   $   268,586   $   504,366   $   200,292   $   264,176   $   214,854   $   218,637
Land & Building...............    2,934,151     2,860,012     2,864,107     2,835,697     2,789,354     2,761,024     2,747,351
Accumulated Depreciation......   (2,128,820)   (2,073,619)   (2,087,419)   (2,032,218)   (1,977,200)   (1,926,814)   (1,878,497)
Other Assets..................      314,513       136,774       278,043       104,034        71,648        40,886        85,675
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 1,287,483   $ 1,191,753   $ 1,559,097   $ 1,125,783   $ 1,161,956   $ 1,104,435   $ 1,176,166
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 2,482,254   $ 2,104,615   $ 2,500,000   $ 2,124,870   $ 2,157,776   $ 2,189,842   $ 2,243,348
Other Liabilities.............       47,450        63,204        56,225        75,643        70,283        37,471        70,280
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 2,529,704   $ 2,167,819   $ 2,556,225   $ 2,200,513   $ 2,226,059   $ 2,240,562   $ 2,313,628
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners Deficit......  $(1,242,221)  $  (976,066)  $  (987,128)  $(1,074,730)  $(1,066,103)  $(1,136,127)  $(1,137,462)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                LANDMARK ASSOCIATES, L.P.
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED                                  FOR THE YEAR ENDED
                                      SEPTEMBER 30,                                 DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $  439,609   $  469,637   $  611,308   $  623,834   $  633,965   $  623,840   $  608,803
Other Income...................      46,293       69,503       92,870      111,097       74,884       24,426       18,760
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenue..........  $  485,902   $  539,140   $  704,178   $  734,931   $  708,849   $  648,266   $  627,563
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............  $  210,360   $  225,795   $  324,653   $  347,015   $  338,974   $  303,674   $  281,912
General & Administrative.......      19,878       16,520       28,080       27,925       40,473       36,068       53,825
Depreciation...................      41,401       41,401       55,201       55,018       50,386       48,317       46,643
Interest Expense...............     142,303      139,734      186,029      192,115      184,269      149,817      144,231
Property Taxes.................      16,749       16,722       21,659       21,492       24,723       29,782       33,471
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........  $  430,691   $  440,172   $  617,622   $  643,565   $  638,825   $  556,851   $  580,082
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income before extraordinary
  items........................  $   55,211   $   98,968   $   86,556   $   91,366   $   70,024   $   91,415   $   67,481
Extraordinary Items............          --           --       (8,954)          --           --           --           --
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income.....................  $   55,211   $   98,968   $   77,802   $   91,366   $   70,024   $   91,415   $   57,481
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income per limited
  partnership unit.............  $    48.29   $    86.55   $    67.87   $    79.90   $    61.24   $    79.95   $    59.02
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............  $   262.63   $       --   $       --   $    87.45   $       --   $    75.75   $       --
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

         2419


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $55,000 for the nine months ended September 30, 1998, compared to $99,000 for the nine months ended September 30, 1997. The decrease in net income of $44,000 was primarily the result of a decrease in revenues, partially off-set by a slight decrease in operating expense. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $486,000 for the nine months ended September 30, 1998, compared to $539,000 for the nine months ended September 30, 1997, a decrease of $53,000, or 9.8%. The Partnership was forced to decrease rental rates by an average of 2%; in addition, occupancy decreased 1% to 89%. The decrease in Other Income of $23,000 was due primarily to lower corporate units, lease cancellation fees and application fees.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $210,000 for the nine months ended September 30, 1998, compared to $226,000 for the nine months ended September 30, 1997, a decrease of $16,000. This decrease is due primarily to lower salary expenses for on-site property management personnel. Partnership Property management expenses totaled $24,000 for the nine months ended September 30, 1998, compared to $27,000 for the nine months ended September 30, 1997, a decrease of $3,000. General and administrative expenses increased $3,000 to $20,000, and interest expense increased $2,000 to $142,000.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your partnership recognized net income of $77,602 for the year ended December 31, 1997, compared to $91,366 for the year ended December 31, 1996. The decrease in net income of $13,764 or 15.1% was primarily the result of a decrease in rental revenue. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $704,178 for the year ended December 31, 1997, compared to $734,931 for the year ended December 31, 1996, a decrease of $30,753, or 4.2%. The decrease in revenues can be attributed to a decrease in market rent of approximately 1%, and a decrease in occupancy rates of approximately 4% to 88% in 1997. Furthermore, other income decreased due to a decrease in corporate unit income if $26,000 which was partially offset by increases in lease cancellation of $6,000.

         2420


     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $324,653 for the year ended December 31, 1997, compared to $347,015 for the year ended December 31, 1996, a decrease of $22,362 or 6.4%. The decrease in operating expenses is primarily due to a decrease in occupancy rates of approximately 4% to 88% in 1997. Management expenses totaled $35,112 for the year ended December 31, 1997, compared to $35,967 for the year ended December 31, 1996, a decrease of $855, or 2.4%.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $28,080 for the year ended December 31, 1997 compared to $27,925 for the year ended December 31, 1996, an increase of $115 or .6%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $188,029 for the year ended December 31, 1997, compared to $192,115 for the year ended December 31, 1996, a decrease of $4,086, or 2.1%.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your partnership recognized net income of $91,366 for the year ended December 31, 1996, compared to $70,024 for the year ended December 31, 1995. The increase in net income of $21,342, or 30.5%, was primarily the result of an increase in rental revenue. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $734,931 for the year ended December 31, 1996, compared to $708,849 for the year ended December 31, 1995, an increase of $26,082, or 3.7%. The increase can be attributed to an increase in the amount of revenue generated by the corporate units. This increase was partially offset by a decrease in market rent of approximately 2%, while occupancy rates remained flat.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $347,015 for the year ended December 31, 1996, compared to $338,974 for the year ended December 31, 1995, an increase of $8,041 or 2.4%. Management expenses totaled $35,967 for the year ended December 31, 1996, compared to $34,897 for the year ended December 31, 1995, an increase of $1,070, or 3.1%.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $27,925 for the year ended December 31, 1996 compared to $40,473 for the year ended December 31, 1995, a decrease of $12,548 or 31.0%. The decrease is primarily due to a reduction in reimbursements of general partner expenses, which decreased 25% over the prior year.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $192,115 for the year ended December 31, 1996, compared to $184,269 for the year ended December 31, 1995, an increase of $7,846, or 4.3%. The increase is the result of higher monthly payments, which are derived from a variable interest rate.

         2421


     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $167,639 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $2,482,254. The mortgages require monthly payments of approximately $17,122 until 2004, at which time a balloon payment of approximately $2,325,934 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.29%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         2422

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 1,132 units of your partnership (up to 283 units) for consideration per unit of (i) 6.75 Preferred OP Units, (ii) 4.50 Common OP Units, or (iii) $168 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         2423

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         2424

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         2425

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         2426

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         2427

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         2428


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         2429


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         2430

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         2431


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         2432


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         2433


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         2434

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         2435

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         2436


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         2437

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         2438


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         2439

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Tennessee law for the             as a Delaware limited partnership. The AIMCO
purpose of owning and managing Landmark           Operating Partnership owns interests (either
Woods Apartments.                                 directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Available Cash Flow (as defined in your           Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2025.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to               The purpose of the AIMCO Operating
purchase, hold, lease, manage and operate         Partnership is to conduct any business that
your partnership's property. Subject to           may be lawfully conducted by a limited
restrictions contained in your part-              partnership organized pursuant to the
nership's agreement of limited partnership,       Delaware Revised Uniform Limited Part-
your partnership may perform all acts             nership Act (as amended from time to time,
necessary, advisable or convenient to the         or any successor to such statute) (the
business of your partnership including            "Delaware Limited Partnership Act"),
acquiring additional real or personal prop-       provided that such business is to be
erty, borrowing money and creating liens.         conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         2440
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interest in your partnership and      AIMCO Operating Partnership for any
may admit additional limited partners by          partnership purpose from time to time to the
selling not more than 1,132 units for cash        limited partners and to other persons, and
and notes to selected persons who fulfill         to admit such other persons as additional
the requirements set forth in your                limited partners, on terms and conditions
partnership's agreement of limited                and for such capital contributions as may be
partnership. The capital contribution need        established by the general partner in its
not be equal for all limited partners and no      sole discretion. The net capital
action or consent is required in connection       contribution need not be equal for all OP
with the admission of any additional limited      Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Your partnership's agreement of limited           The AIMCO Operating Partnership may lend or
partnership sets forth agreements between         contribute funds or other assets to its
your partnership and the general partner and      subsidiaries or other persons in which it
certain of its affiliates for                     has an equity investment,

         2441
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

certain services provided by these parties        and such persons may borrow funds from the
to your partnership including property            AIMCO Operating Partnership, on terms and
management services.                              conditions established in the sole and
                                                  absolute discretion of the general partner.
                                                  To the extent consistent with the business
                                                  purpose of the AIMCO Operating Partnership
                                                  and the permitted activities of the general
                                                  partner, the AIMCO Operating Partnership may
                                                  transfer assets to joint ventures, limited
                                                  liability companies, partnerships,
                                                  corporations, business trusts or other
                                                  business entities in which it is or thereby
                                                  becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money on the credit of       contains no restrictions on borrowings, and
and enter into obligations on behalf of your      the general partner has full power and
partnership in the ordinary course of             authority to borrow money on behalf of the
business. Indebtedness incurred other than        AIMCO Operating Partnership. The AIMCO
in the ordinary course of business and that       Operating Partnership has credit agreements
associated with the purchase of your              that restrict, among other things, its
partnership's property requires the approval      ability to incur indebtedness.
of the holders of greater than 50% of the
outstanding units. Such approval is also
required for the incurrence on in-
debtedness pursuant to a non-recourse loan
if the creditor will acquire, at any time as
a result of making the loan, any direct or
indirect interest in the profits, capital or
property of your partnership other than as a
secured creditor.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
have access to the current list of the names      purpose of such demand and at such OP
and addresses of all of the limited partners      Unitholder's own expense, to obtain a
at all reasonable times at the principal          current list of the name and last known
office of the general partner in Tennessee.       business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.

         2442
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                               Management Control


The general partner of your partnership has       All management powers over the business and
the exclusive right to manage and control         affairs of the AIMCO Operating Partnership
your partnership and its business and             are vested in AIMCO-GP, Inc., which is the
affairs. The general partner will have all        general partner. No OP Unitholder has any
the rights and powers which may be possessed      right to participate in or exercise control
by a general partner under applicable law         or management power over the business and
and such additional rights and powers which       affairs of the AIMCO Operating Partner-
are necessary, advisable or convenient to         ship. The OP Unitholders have the right to
the discharge of its duties under your            vote on certain matters described under
partnership's agreement of limited                "Comparison of Your Units and AIMCO OP
partnership. Except as otherwise provided in      Units -- Voting Rights" below. The general
your partnership's agreement of limited           partner may not be removed by the OP
partnership, limited partners may not take        Unitholders with or without cause.
part in nor interfere in any with the
conduct or control of the business of your        In addition to the powers granted a general
partnership and have no right or authority        partner of a limited partnership under
to act for or bind your partnership.              applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or any limited partner for any        to the AIMCO Operating Partnership for
acts performed by any of it or any failure        losses sustained, liabilities incurred or
to act in the absence of gross negligence or      benefits not derived as a result of errors
willful malfeasance. However, your                in judgment or mistakes of fact or law of
partnership's agreement of limited                any act or omission if the general partner
partnership does not provide for the              acted in good faith. The AIMCO Operating
indemnification of the general partner or         Partnership Agreement provides for
its affiliates for any acts or omissions          indemnification of AIMCO, or any director or
performed by them on behalf of your               officer of AIMCO (in its capacity as the
partnership.                                      previous

         2443
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  general partner of the AIMCO Operating
                                                  Partnership), the general partner, any
                                                  officer or director of general partner or
                                                  the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions
                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner for cause          the business and affairs of the AIMCO
upon a vote of the limited partners owning a      Operating Partnership. The general partner
majority of the outstanding units. The            may not be removed as general partner of the
general partner may not transfer, assign,         AIMCO Operating Partnership by the OP
sell, withdraw or otherwise dispose of its        Unitholders with or without cause. Under the
interest unless it obtains the prior written      AIMCO Operating Partnership Agreement, the
consent of those persons owning more than         general partner may, in its sole discretion,
50% of the units and satisfies other              prevent a transferee of an OP Unit from
conditions set forth in your partnership's        becoming a substituted limited partner
agreement of limited partnership. The             pursuant to the AIMCO Operating Partnership
consent of all limited partners is necessary      Agreement. The general partner may exercise
for the approval of a new general partner. A      this right of approval to deter, delay or
limited partner may not transfer his              hamper attempts by persons to acquire a
interests without the consent of the general      controlling interest in the AIMCO Operating
partner.                                          Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Amendments of your partnership's agreement        With the exception of certain circumstances
of limited partnership may be proposed by         set forth in the AIMCO Operating Partnership
the general                                       Agreement,

         2444
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partners. Such proposals will be sent to the      whereby the general partner may, without the
limited partners together with a                  consent of the OP Unitholders, amend the
recommendation of the general partners as to      AIMCO Operating Partnership Agreement,
the proposal. The general partner may             amendments to the AIMCO Operating
require a response within a specified time        Partnership Agreement require the consent of
not less than 30 days from the notice and         the holders of a majority of the outstanding
failure to respond will constitute a vote         Common OP Units, excluding AIMCO and certain
which is consistent with the general              other limited exclusions (a "Majority in
partners' recommendation. Approval of such        Interest"). Amendments to the AIMCO
proposals must be given by the limited            Operating Partnership Agreement may be
partners owning at least 51% of the units.        proposed by the general partner or by
                                                  holders of a Majority in Interest. Following
                                                  such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fees for its services as general      its capacity as general partner of the AIMCO
partner but may receive reimbursement for         Operating Partnership. In addition, the
expenses generated in its capacity as             AIMCO Operating Partnership is responsible
general partner. Moreover, the general            for all expenses incurred relating to the
partner or certain affiliates may be              AIMCO Operating Partnership's ownership of
entitled to compensation for additional           its assets and the operation of the AIMCO
services rendered.                                Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, limited partners are         gross negligence, no OP Unitholder has
not bound by or personally liable for the         personal liability for the AIMCO Operating
expenses, liabilities or obligations of your      Partnership's debts and obligations, and
partnership in excess of the limited              liability of the OP Unitholders for the
partners' capital contribution, except as         AIMCO Operating Partnership's debts and
provided under applicable law.                    obligations is generally limited to the
                                                  amount of their investment in the AIMCO
                                                  Operating Partnership. However, the
                                                  limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to


                                      S-77
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  make certain amendments to the AIMCO
                                                  Operating Partnership Agreement or to take
                                                  other action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.

         2445
         YOUR PARTNERSHIP                         AIMCO OPERATING PARTNERSHIP

                                Fiduciary Duties



Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must manage and control your partnership,         generally requires a general partner of a
its business and affairs to the best of its       Delaware limited partnership to adhere to
ability and must use its best efforts to          fiduciary duty standards under which it owes
carry out the business of your partnership.       its limited partners the highest duties of
The general partner must devote itself to         good faith, fairness and loyalty and which
the business of your partnership to the           generally prohibit such general partner from
extent that it, in its discretion, deems          taking any action or engaging in any
necessary for the efficient carrying on           transaction as to which it has a conflict of
thereof. The general partner, at all times,       interest. The AIMCO Operating Partnership
has a fiduciary responsibility for the            Agreement expressly authorizes the general
safekeeping and use of all partnership funds      partner to enter into, on behalf of the
and assets. However, the partners may engage      AIMCO Operating Partnership, a right of
in whatever activities they choose, whether       first opportunity arrangement and other
or not it is in competition with your             conflict avoidance agreements with various
partnership, without having or incurring any      affiliates of the AIMCO Operating
obligation to offer any interest in such          Partnership and the general partner, on such
activities to your partnership and the            terms as the general partner, in its sole
partners and your partnership and the             and absolute discretion, believes are
partners will have no rights in and to such       advisable. The AIMCO Operating Partnership
independent business ventures or the income       Agreement expressly limits the liability of
and profits derived therefrom.                    the general partner by providing that the
                                                  general partner, and its officers and
In general, your partnership's agreement of       directors will not be liable or accountable
limited partnership and the AIMCO Operating       in damages to the AIMCO Operating
Partnership Agreement have limitations on         Partnership, the limited partners or as-
the liability of the general partner but          signees for errors in judgment or mistakes
such limitations differ and provide more          of fact or law or of any act or omission if
protection for the general partner of the         the general partner or such director or
AIMCO Operating Partnership.                      officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO

         2446
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the

         2447
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        OP Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may              as holders of the Common OP       termination of the AIMCO
dissolve and terminate your       Units. See "Description of        Operating Partnership
partnership, remove a gen-        OP Units" in the accompany-       Agreement and certain
eral partner, approve or          ing Prospectus. So long as        transactions such as the
disapprove the sale of all        any Preferred OP Units are        institution of bankruptcy
or substantially all of the       outstanding, in addition to       proceedings, an assignment
assets of your partnership        any other vote or consent of      for the benefit of creditors
and approve the incurrence        partners required by law or       and certain transfers by the
of certain indebtedness. The      by the AIMCO Operating            general partner of its
consent of all of the             Partnership Agreement, the        interest in the AIMCO
limited partners is               affirmative vote or consent       Operating Partnership or the
necessary to elect a new          of holders of at least 50%        admission of a successor
general partner. In order         of the outstanding Preferred      general partner.
for the limited partners to       OP Units will be necessary
amend your partnership's          for effecting any amendment       Under the AIMCO Operating
agreement of limited              of any of the provisions of       Partnership Agreement, the
partnership, the limited          the Partnership Unit              general partner has the
partners holding the amount       Designation of the Preferred      power to effect the
of units specified under          OP Units that materially and      acquisition, sale, transfer,
Tennessee law is required.        adversely affects the rights      exchange or other
                                  or preferences of the             disposition of any assets of
The general partner may           holders of the Preferred OP       the AIMCO Operating
cause the dissolution of          Units. The creation or            Partnership (including, but
your partnership by retiring      issuance of any class or          not limited to, the exercise
when there is no remaining        series of partnership units,      or grant of any conversion,
general partner unless all        including, without                option, privilege or
of the limited partners           limitation, any partner-          subscription right or any
elect a substitute general        ship units that may have          other right available in
partner within 90 days after      rights senior or superior to      connection with any assets
the retirement of the             the Preferred OP Units,           at any time held by the
general partner.                  shall not be deemed to            AIMCO Operating Partnership)
                                  materially adversely affect       or the merger,
In general, you have greater      the rights or preferences of      consolidation,
voting rights in your             the holders of Preferred OP       reorganization or other
partnership than you will         Units. With respect to the        combination of the AIMCO
have as an OP Unitholder. OP      exercise of the above             Operating Partnership with
Unitholders cannot remove         described voting rights,          or into another entity, all
the general partner of the        each Preferred OP Units           without the consent of the
AIMCO Operating Partnership.      shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in

         2448
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    interest," as defined in the
                                                                    Delaware Limited Partnership
                                                                    Act, agree in writing, in
                                                                    their sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Available Cash      at the rate of $0.50 per          or such portion as the
Flow (as defined in your          Preferred OP Unit; provided,      general partner may in its
partnership's agreement of        however, that at any time         sole and absolute discretion
limited partnership) are          and from time to time on or       determine, of Available Cash
made in quarterly in-             after the fifth anniversary       (as defined in the AIMCO
stallments within 45 days         of the issue date of the          Operating Partnership
after the end of such             Preferred OP Units, the           Agreement) generated by the
calendar quarter or at such       AIMCO Operating Partnership       AIMCO Operating Partnership
time or times as the general      may adjust the annual             during such quarter to the
partner may deem practi-          distribution rate on the          general partner, the special
cal. The distributions            Preferred OP Units to the         limited partner and the
payable to the partners are       lower of (i) 2.00% plus the       holders of Common OP Units
not fixed in amount and           annual interest rate then         on the record date es-
depend upon the operating         applicable to U.S. Treasury       tablished by the general
results and net sales or          notes with a maturity of          partner with respect to such
refinancing proceeds              five years, and (ii) the          quarter, in accordance with
available from the                annual dividend rate on the       their respective interests
disposition of your part-         most recently issued AIMCO        in the AIMCO Operating
nership's assets.                 non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the general partner,
                                  cumulative from the date of       the special lim-
                                  original issue. Holders of
                                  Preferred

         2449
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  OP Units will not be              ited partner and holders of
                                  entitled to receive any           Common OP Units with respect
                                  distributions in excess of        to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         2450
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such transferee        and the Preferred OP Units        Operating Partnership
will be substituted in place      are not listed on any             Agreement restricts the
of the transferor if (1)          securities exchange. The          transferability of the OP
such sale is not of a             Preferred OP Units are            Units. Until the expiration
fraction of a unit, except        subject to restrictions on        of one year from the date on
in limited circumstances,         transfer as set forth in the      which an OP Unitholder
(2) the transfer and              AIMCO Operating Partnership       acquired OP Units, subject
transferee execute,               Agreement.                        to certain exceptions, such
acknowledge and deliver to                                          OP Unitholder may not
the general partner               Pursuant to the AIMCO             transfer all or any por-
instruments evidencing the        Operating Partnership             tion of its OP Units to any
transfer, (3) the transferor      Agreement, until the              transferee without the
pays a transfer fee, (4) the      expiration of one year from       consent of the general
general partner consents to       the date on which a holder        partner, which consent may
such transfer in writing,         of Preferred OP Units             be withheld in its sole and
which consent will not be         acquired Preferred OP Units,      absolute discretion. After
granted if such transfer          subject to certain                the expiration of one year,
will result in your               exceptions, such holder of        such OP Unitholder has the
partnership being taxed as        Preferred OP Units may not        right to transfer all or any
corporation or would              transfer all or any portion       portion of its OP Units to
constitute a violation of         of its Preferred OP Units to      any person, subject to the
any applicable securities         any transferee without the        satisfaction of certain con-
laws and (5) the assignor         consent of the general            ditions specified in the
and assignee have complied        partner, which consent may        AIMCO Operating Partnership
with such other conditions        be withheld in its sole and       Agreement, including the
as set forth in your              absolute discretion. After        general partner's right of
partnership's agreement of        the expiration of one year,       first refusal. See
limited partnership.              such holders of Preferred OP      "Description of OP Units --
                                  Units has the right to            Transfers and Withdrawals"
There are no redemption           transfer all or any portion       in the accompanying
rights associated with your       of its Preferred OP Units to      Prospectus.
units.                            any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         2451
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         2452

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         2453

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         2454

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         2455

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         2456


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         2457


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         2458

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         2459

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         2460

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         2461

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $21,026 in 1996, $21,565 in 1997 and $15,067 in 1998. The property manager received management fees of $35,967 in 1996, $35,112 in 1997 and $32,461 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         2462

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $47,544 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or a Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         2463

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Landmark Associates, Limited as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         2464


                       INDEX TO THE FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................   F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-3
Condensed Statement of Cash flow for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-4
Notes to Condensed Financial Statements.....................   F-5
Independent Auditors' Report................................   F-7
Balance Sheets as of December 31, 1997 and 1996.............   F-8
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996............   F-9
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-10
Notes to the Financial Statements...........................  F-11
Independent Auditors' Report................................  F-15
Balance Sheets as of December 31, 1996 and 1995.............  F-16
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1996 and 1995............  F-17
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-18
Notes to the Financial Statements...........................  F-19

         2465


                          LANDMARK ASSOCIATES, LIMITED



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                         ASSETS
Cash and cash equivalents...................................                 $   167,639
Receivables and deposits....................................                     127,169
Restricted escrows..........................................                     113,967
Other assets................................................                      73,377
Investment property:
  Land......................................................  $   148,692
  Building and related personal property....................    2,785,459
                                                              -----------
                                                                2,934,151
                                                              -----------
  Less: Accumulated depreciation............................   (2,128,820)       805,331
                                                              -----------    -----------
          Total assets......................................                 $ 1,287,483
                                                                             ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Other accrued liabilities...................................                 $    21,501
Property taxes payable......................................                      16,749
Tenant security deposits....................................                       9,200
Notes payable...............................................                   2,482,254
          Partners' deficit.................................                  (1,242,221)
                                                                             -----------
          Total liabilities and partners' deficit...........                 $ 1,287,483
                                                                             -----------
                                                                             -----------



                 See Accompanying Notes to Financial Statements

         2466


                          LANDMARK ASSOCIATES, LIMITED



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Revenues:
  Rental income.............................................  $439,609    $469,637
  Other income..............................................    46,293      69,503
                                                              --------    --------
          Total revenues....................................   485,902     539,140
Expenses:
  Operating expenses........................................   210,360     225,795
  General and administrative expenses.......................    19,878      16,520
  Depreciation expense......................................    41,401      41,401
  Interest expense..........................................   142,303     139,734
  Property tax expense......................................    16,749      16,722
                                                              --------    --------
          Total expenses....................................   430,691     440,172
                                                              --------    --------
          Net income........................................  $ 55,211    $ 98,968
                                                              ========    ========



                 See Accompanying Notes to Financial Statements

         2467


                          LANDMARK ASSOCIATES, LIMITED



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
Operating activities:
  Net income (loss).........................................  $  55,211    $ 98,968
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
  Depreciation and amortization.............................     41,401      41,401
Changes in accounts:
  Receivables and deposits and other assets.................    (22,503)    (26,740)
  Accounts payable and accrued expenses.....................     (9,079)    (12,743)
                                                              ---------    --------
          Net cash provided by (used in) operating
            activities......................................     65,030     100,886
                                                              ---------    --------
Investing activities:
  Property improvements and replacements....................    (70,044)    (24,315)
  Net (increase)/decrease in restricted escrows.............    (13,967)         --
                                                              ---------    --------
  Net cash provided by (used in) investing activities.......    (84,011)    (24,315)
                                                              ---------    --------
Financing activities:
  Payments on mortgage......................................    (17,746)    (26,255)
                                                              ---------    --------
  Partners' Distributions...................................   (300,000)         --
                                                              ---------    --------
  Net cash provided by (used in) financing activities.......   (317,746)    (26,255)
                                                              ---------    --------
  Net increase (decrease) in cash and cash equivalents......   (336,727)     50,316
  Cash and cash equivalents at beginning of year............    504,366     218,270
                                                              ---------    --------
  Cash and cash equivalents at end of period................  $ 167,639    $268,586
                                                              =========    ========



                 See Accompanying Notes to Financial Statements

         2468


                          LANDMARK ASSOCIATES, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Landmark Associates, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         2469


                          LANDMARK ASSOCIATES, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         2470


                          INDEPENDENT AUDITORS' REPORT



General Partners


Landmark Associates, Limited:



     We have audited the accompanying balance sheets of Landmark Associates, Limited as of December 31, 1997 and 1996, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landmark Associates, Limited as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, SC


March 5, 1998

         2471


                          LANDMARK ASSOCIATES, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Cash and cash equivalents...................................  $   504,366    $   200,292
Receivables and deposits....................................      102,714        102,048
Restricted escrow (Note B)..................................      100,000             --
Other assets................................................       75,329         19,964
Investment properties (Note C):
  Land......................................................      145,000        145,000
  Buildings and related personal property...................    2,719,107      2,690,697
                                                              -----------    -----------
                                                                2,864,107      2,835,697
  Less accumulated depreciation.............................   (2,087,419)    (2,032,218)
                                                              -----------    -----------
                                                                  776,688        803,479
                                                              -----------    -----------
                                                              $ 1,559,097    $ 1,125,783
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $    12,455    $     8,690
  Tenant security deposit liabilities.......................       15,475         18,366
  Other liabilities.........................................       28,295         48,587
  Mortgage note payable (Note C)............................    2,500,000      2,124,870
Partners' deficit...........................................     (997,128)    (1,074,730)
                                                              -----------    -----------
                                                              $ 1,559,097    $ 1,125,783
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

         2472


                          LANDMARK ASSOCIATES, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $   611,308    $   623,834
  Other income..............................................       92,870        111,097
                                                              -----------    -----------
     Total revenues.........................................      704,178        734,931
                                                              -----------    -----------
Expenses:
  Operating (Note D)........................................      324,653        347,015
  General and administrative (Note D).......................       28,080         27,925
  Depreciation..............................................       55,201         55,018
  Interest..................................................      188,029        192,115
  Property taxes............................................       21,659         21,492
                                                              -----------    -----------
     Total expenses.........................................      617,622        643,565
                                                              -----------    -----------
Net income before extraordinary loss........................       86,556         91,366
Extraordinary loss on early extinguishment of debt..........       (8,954)            --
                                                              -----------    -----------
     Net income.............................................       77,602         91,366
Distributions to partners...................................           --        (99,993)
Partners' deficit at beginning of year......................   (1,074,730)    (1,066,103)
                                                              -----------    -----------
Partners' deficit at end of year............................  $  (997,128)   $(1,074,730)
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

         2473


                          LANDMARK ASSOCIATES, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              -----------    ---------
Cash flows from operating activities:
  Net income................................................  $    77,602    $  91,366
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................       55,201       55,018
     Amortization of loan costs and deferred charges........        9,900       10,807
     Extraordinary loss on early extinguishment of debt.....        8,954           --
     Change in accounts:
       Receivables and deposits.............................         (666)     (46,173)
       Other assets.........................................       (2,830)      (1,020)
       Accounts payable.....................................        3,765      (10,052)
       Tenant security deposit liabilities..................       (2,891)       3,800
       Other liabilities....................................      (20,292)      11,612
                                                              -----------    ---------
          Net cash provided by operating activities.........      128,743      115,358
                                                              -----------    ---------
Cash flows from investing activities:
  Property improvements and replacements....................      (28,410)     (46,343)
  Deposits to restricted escrow.............................     (100,000)          --
                                                              -----------    ---------
          Net cash used in investing activities.............     (128,410)     (46,343)
                                                              -----------    ---------
Cash flows from financing activities:
  Proceeds from mortgage note payable.......................    2,500,000           --
  Payment of loan costs.....................................      (71,389)          --
  Payment on mortgage note payable..........................      (32,421)     (32,906)
  Payoff of debt............................................   (2,092,449)          --
  Distributions to partners.................................           --      (99,993)
                                                              -----------    ---------
          Net cash provided by (used in) financing
            activities......................................      303,741     (132,899)
                                                              -----------    ---------
Net increase (decrease) in cash.............................      304,074      (63,884)
Cash and cash equivalents at beginning of year..............      200,292      264,176
                                                              -----------    ---------
Cash and cash equivalents at end of year....................  $   504,366    $ 200,292
                                                              ===========    =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $   178,116    $ 179,166
                                                              ===========    =========



                 See Accompanying Notes to Financial Statements

         2474


                          LANDMARK ASSOCIATES, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Landmark Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Tennessee pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated July 30, 1982. The Partnership owns and operates a 104 unit apartment complex, Landmark Woods Apartments, in Florence, South Carolina.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include deferred loan costs of $71,389 and $18,855, respectively, which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

         2475

                          LANDMARK ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Reclassifications



     Certain 1996 amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 consist of the following:



                                                                1997        1996
                                                              --------    --------
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are to be used for certain repair
  work......................................................  $100,000    $     --
                                                              ========    ========



NOTE C -- MORTGAGE NOTE PAYABLE



     In November 1997, the Partnership refinanced its first mortgage note with an outstanding balance of $2,104,201. The new mortgage note in the amount of $2,500,000 is payable in monthly installments of $17,122, at 7.29% with the remaining balance due December 2004; collateralized by land and buildings. A loss on refinancing of $8,954 was realized 1997, as a result of the write-off of unamortized loan costs associated with the original note. Loan costs of $71,389 related to the refinanced note were capitalized.



     Between the date of November 1, 2000 and June 1, 2004, upon giving 30 days prior written notice, the principal balance may be prepaid in whole but not in part by paying a prepayment premium in an amount equal to the greater of (1) 1% of the principal amount being prepaid or (2) the present value of a series of payments each equal to the payment differential (the interest rate (7.29%) less the reinvestment yield (the lesser of the yield on the U.S. Treasury issue with a maturity date closest to the maturity date or the yield on the U.S. Treasury issue with a term equal to the remaining average life of the debt with each yield being based on the bid price for such issue as published in the Wall Street Journal on the date that is 14 days prior to the prepayment date divided by 12 and multiplied by the principal sum outstanding on the prepayment date)) and payable on each monthly payment date over the remaining original term of this note and the maturity date discounted at the reinvestment yield for the number of months remaining from the prepayment date to each such monthly payment date and the maturity date.



     Scheduled principal payments of the mortgage note during the years subsequent to December 31, 1997 are as follows:



1998.....................................................  $   24,009
1999.....................................................      25,819
2000.....................................................      27,765
2001.....................................................      29,859
2002.....................................................      32,109
Thereafter...............................................   2,360,439
                                                           ----------
                                                           $2,500,000
                                                           ==========

         2476

                          LANDMARK ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                            1997       1996
TYPE OF TRANSACTION                                        AMOUNT     AMOUNT
-------------------                                        -------    -------
Management fee...........................................  $35,112    $35,967
Partnership administration fee...........................  $ 6,884    $ 7,193
Reimbursement for services of affiliates.................  $14,006    $13,833
Construction oversight costs.............................  $   675    $    --

         2477


                          LANDMARK ASSOCIATES, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         2478


                          INDEPENDENT AUDITORS' REPORT



General Partners


Landmark Associates, Limited:



     We have audited the accompanying balance sheets of Landmark Associates, Limited as of December 31, 1996 and 1995, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landmark Associates, Limited as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, SC


March 5, 1997

         2479


                          LANDMARK ASSOCIATES, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
Cash and cash equivalents:
  Unrestricted..............................................  $   200,292    $   264,176
  Restricted -- tenant security deposits....................       17,978         13,978
Accounts receivable.........................................        2,270          1,793
Escrow for taxes and insurance..............................       81,800         40,104
Other assets................................................       19,964         29,751
Investment properties (Note B):
  Land......................................................      145,000        145,000
  Buildings and related personal property...................    2,690,697      2,644,354
                                                              -----------    -----------
                                                                2,835,697      2,789,354
  Less accumulated depreciation.............................   (2,032,218)    (1,977,200)
                                                              -----------    -----------
                                                                  803,479        812,154
                                                              -----------    -----------
                                                              $ 1,125,783    $ 1,161,956
                                                              ===========    ===========

LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................  $     8,690    $    18,742
  Tenant security deposits..................................       18,366         14,566
  Other liabilities.........................................       48,587         36,975
  Mortgage note payable (Note B)............................    2,124,870      2,157,776
Partners' deficit...........................................   (1,074,730)    (1,066,103)
                                                              -----------    -----------
                                                              $ 1,125,783    $ 1,161,956
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

         2480


                          LANDMARK ASSOCIATES, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $   623,834    $   633,965
  Other income..............................................      111,097         74,884
                                                              -----------    -----------
     Total revenues.........................................      734,931        708,849
                                                              -----------    -----------
Expenses:
  Operating (Note C)........................................      276,556        272,174
  General and administrative (Note C).......................       27,925         40,473
  Maintenance...............................................       70,459         66,800
  Depreciation..............................................       55,018         50,386
  Interest..................................................      192,115        184,269
  Property taxes............................................       21,492         24,723
                                                              -----------    -----------
     Total expenses.........................................      643,565        638,825
                                                              -----------    -----------
Net income..................................................       91,366         70,024
Distributions to partners...................................      (99,993)            --
Partners' deficit at beginning of year......................   (1,066,103)    (1,136,127)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(1,074,730)   $(1,066,103)
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

         2481


                          LANDMARK ASSOCIATES, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                              ----------    ---------
Cash flows from operating activities
  Net income................................................  $  91,366     $ 70,024
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     55,018       50,386
     Amortization of loan costs and deferred charges........     10,807       10,808
     Change in accounts:
       Restricted cash......................................     (4,000)         507
       Accounts receivable..................................       (477)      (1,566)
       Escrow for taxes and insurance.......................    (41,696)     (40,004)
       Other assets.........................................     (1,020)          --
       Accounts payable.....................................    (10,052)      11,162
       Tenant security deposit liabilities..................      3,800          (97)
       Other liabilities....................................     11,612        8,498
                                                              ---------     --------
          Net cash provided by operating activities.........    115,358      109,718
                                                              ---------     --------
Cash flows from investing activities:
  Property improvements and replacements....................    (46,343)     (28,330)
                                                              ---------     --------
          Net cash used in investing activities.............    (46,343)     (28,330)
                                                              ---------     --------
Cash flows from financing activities:
  Payments on mortgage note payable.........................    (32,906)     (32,066)
  Distributions to partners.................................    (99,993)          --
                                                              ---------     --------
          Net cash used in financing activities.............   (132,899)     (32,066)
                                                              ---------     --------
Net increase (decrease) in cash.............................    (63,884)      49,322
Cash and cash equivalents at beginning of year..............    264,176      214,854
                                                              ---------     --------
Cash and cash equivalents, at end of year...................  $ 200,292     $264,176
                                                              =========     ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 179,166     $171,192
                                                              =========     ========



                 See Accompanying Notes to Financial Statements

         2482


                          LANDMARK ASSOCIATES, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Landmark Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Tennessee pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated July 30, 1982. The Partnership owns and operates a 104 unit apartment complex, Landmark Woods Apartments, in Florence, South Carolina.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Management Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1996 and 1995 include deferred loan costs which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of legal counsel's opinion, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Reclassifications



     Certain 1995 amounts have been reclassified to conform to the 1996 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.

         2483

                          LANDMARK ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE B -- MORTGAGE NOTE PAYABLE



     The mortgage note payable consists of a first mortgage note, due in October 1998, payable in varying monthly installments based on the interest rate; the current monthly payment is $17,958. The interest rate is adjusted every six months based on the average six month Treasury bill rate for the six months preceding the adjustment date plus three percent; the rate was 8.57% at December 31, 1996. The rate cannot change more than 1% from the prior period and has a lifetime floor and ceiling of 3.125% and 13.125%, respectively. The note is collateralized by the land and buildings and may be prepaid at any time without a prepayment penalty.



     Scheduled principal payments of the mortgage note during the years subsequent to December 31, 1996 are as follows:



1997.....................................................  $   35,918
1998.....................................................   2,088,952
                                                           ----------
                                                           $2,124,870
                                                           ==========



NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                            1996       1995
TYPE OF TRANSACTION                                        AMOUNT     AMOUNT
-------------------                                        -------    -------
Management fee...........................................  $35,967    $34,897
Partnership administration fee...........................  $ 7,193    $ 6,979
Reimbursement for services of affiliates.................  $13,833    $19,358

         2484


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP
         2485

Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for
         2486

4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months

         2487

ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997; (xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997, (xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997;
(xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         2488

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         2489

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         2490

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         2491

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         2492

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         2493

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         2494

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         2495

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         2496

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of
         2497

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         2498

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         2499

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2500

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2501

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         2502

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2503

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         2504

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts
         2505

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         2506

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2507

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2508

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2509


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         2510

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         2511


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         2512


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         2513


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         2514


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2515


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         2516

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         2517


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         2518


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2519


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         2520


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         2521


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         2522


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         2523


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         2524


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         2525


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         2526


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2527


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         2528


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         2529


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2530


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         2531

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2532


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         2533

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2534

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  LANDMARK ASSOCIATES LTD.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of LANDMARK ASSOCIATES LTD. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $168 in cash, or 4.50 Common OP Units of the Purchaser, or 6.75 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996, 1996 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;



        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;



        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         2535

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.


     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, Special Limited Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.

     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         2536

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         2537

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         2538


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         2539


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         2540

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         2541

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         2542

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         2543


                  SUBJECT TO COMPLETION, DATED MARCH   , 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of

                          Northbrook Apartments, Ltd.

                        in exchange for your choice of:

          1,078.25 of our 8.0% Class Two Partnership Preferred Units;


                   696.75 of our Partnership Common Units; or


                                $26,952 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $26,952 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         2544

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
SUMMARY........................................    S-1
  The AIMCO Operating Partnership..............    S-1
  Affiliation with your General Partner........    S-1
  Risk Factors.................................    S-1
  Background and Reasons for the Offer.........    S-5
  Valuation of Units...........................    S-9
  Fairness of the Offer........................   S-10
  Stanger Analysis.............................   S-10
  Your Partnership.............................   S-11
  The Offer....................................   S-12
  Terms of the Offer...........................   S-12
  Certain Federal Income Tax Consequences......   S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................   S-14
  Comparison of Your Units and AIMCO OP Units..   S-14
  Conflicts of Interest........................   S-15
  Source and Amount of Funds and Transactional
    Expenses...................................   S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................   S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......   S-18
  Summary Financial Information of Northbrook
    Apartments, Ltd............................   S-20
  Comparative Per Unit Data....................   S-20
THE AIMCO OPERATING PARTNERSHIP................   S-21
RISK FACTORS...................................   S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................   S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................   S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................   S-22
    Conflicts of Interest with Respect to the
      Offer....................................   S-22
    Possible Subsequent Offer at a Higher
      Price....................................   S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................   S-22
    Holding Units May Result in Greater Future
      Value....................................   S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................   S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................   S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................   S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................   S-23
    Loss of Future Distributions from Your
      Partnership..............................   S-23
    Possible Effect of the Other Exchange
      Offers on Us.............................   S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................   S-24
    Fundamental Change in Nature of
      Investment...............................   S-24
    Fundamental Change in Number of Properties
      Owned....................................   S-24
    Lack of Trading Market for OP Units........   S-24
    Uncertain Future Distributions.............   S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......   S-24
    Possible Lower Distributions...............   S-24
    Possible Redemption of Preferred Stock.....   S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................   S-25
    Limitations on Effecting a Change of
      Control..................................   S-25
    Limitation on Transfer of OP Units.........   S-25
    Limited Voting Rights of Holders of OP
      Units....................................   S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................   S-25
    Litigation Associated with Partnership
      Acquisitions.............................   S-25



                                                  PAGE
                                                  ----
    Dilution of Interests of Holders of OP
      Units....................................   S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................   S-26
    Possible Increase in Control of Your
      Partnership by Us........................   S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................   S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........   S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................   S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................   S-26
    Balloon Payments...........................   S-26
SPECIAL FACTORS TO CONSIDER....................   S-27
BACKGROUND AND REASONS FOR THE OFFER...........   S-27
  Background of the Offer......................   S-27
  Alternatives Considered......................   S-29
  Expected Benefits of the Offer...............   S-30
  Disadvantages of the Offer...................   S-31
VALUATION OF UNITS.............................   S-32
FAIRNESS OF THE OFFER..........................   S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................   S-34
  Fairness to Unitholders who Tender their
    Units......................................   S-35
  Fairness to Unitholders who do not Tender
    their Units................................   S-36
  Comparison of Consideration to Alternative
    Consideration..............................   S-36
  Allocation of Consideration..................   S-39
STANGER ANALYSIS...............................   S-39
  Experience of Stanger........................   S-40
  Summary of Materials Considered..............   S-40
  Summary of Reviews...........................   S-41
  Conclusions..................................   S-43
  Assumptions, Limitations and
    Qualifications.............................   S-43
  Compensation and Material Relationships......   S-44
YOUR PARTNERSHIP...............................   S-45
  General......................................   S-45
  Your Partnership and its Property............   S-45
  Property Management..........................   S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................   S-45
  Capital Replacement..........................   S-46
  Borrowing Policies...........................   S-46
  Competition..................................   S-47
  Legal Proceedings............................   S-47
  History of the Partnership...................   S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................   S-47
  Distributions and Transfers of Units.........   S-48
  Beneficial Ownership of Interests in Your
    Partnership................................   S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................   S-49
SELECTED FINANCIAL INFORMATION OF NORTHBROOK
  APARTMENTS, LTD..............................   S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................   S-51
THE OFFER......................................   S-54
  Terms of the Offer; Expiration Date..........   S-54
  Acceptance for Payment and Payment for
    Units......................................   S-54
  Procedure for Tendering Units................   S-55
  Withdrawal Rights............................   S-58
  Extension of Tender Period; Termination;
    Amendment..................................   S-58

         2545


                                                  PAGE
                                                  ----
  Proration....................................   S-59
  Fractional OP Units..........................   S-59
  Future Plans of the AIMCO Operating
    Partnership................................   S-59
  Voting by the AIMCO Operating Partnership....   S-60
  Dissenters' Rights...........................   S-60
  Conditions of the Offer......................   S-60
  Effects of the Offer.........................   S-63
  Certain Legal Matters........................   S-63
  Fees and Expenses............................   S-65
  Accounting Treatment.........................   S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........   S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................   S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................   S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................   S-67
  Disguised Sale Treatment.....................   S-67
  Adjusted Tax Basis...........................   S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................   S-68
  Passive Activity Losses......................   S-68
  Tax Reporting................................   S-69
  Foreign Offerees.............................   S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............   S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................   S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....   S-78
DESCRIPTION OF PREFERRED OP UNITS..............   S-84
  General......................................   S-84
  Ranking......................................   S-84



                                                  PAGE
                                                  ----
  Distributions................................   S-84
  Allocation...................................   S-85
  Liquidation Preference.......................   S-85
  Redemption...................................   S-86
  Voting Rights................................   S-86
  Restrictions on Transfer.....................   S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........   S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................   S-89
CONFLICTS OF INTEREST..........................   S-93
  Conflicts of Interest with Respect to the
    Offer......................................   S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................   S-93
  Competition Among Properties.................   S-93
  Features Discouraging Potential Takeovers....   S-93
  Future Exchange Offers.......................   S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................   S-94
LEGAL MATTERS..................................   S-95
EXPERTS........................................   S-95
INDEX TO FINANCIAL STATEMENTS..................    F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................    P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......    A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................    B-1

         2546

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Angeles Properties, Inc. and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,550,000, less approximately $183,993 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         2547


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         2548


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2015 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $2,156.50 per year on the number of Preferred OP Units, or distributions of $1,741.88 per year on the number of Common OP Units, that you would receive in exchange for each of your

         2549


partnership's units. During 1998, your partnership paid cash distributions of $3,992 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         2550

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,300,000 of balloon payments due on its mortgage debt in October, 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership

         2551


interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October, 2003 and require balloon payments of approximately $2,300,000. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         2552

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $3,992 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $2,156.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $3,992 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,741.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the

         2553

       securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the [property] at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         2554

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.83% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:





Net operating income........................................  $   373,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership property.....................  $ 3,550,000
Plus: Cash and cash equivalents.............................      479,584
Plus: Other partnership assets, net of security deposits....      318,818
Less: Mortgage debt, including accrued interest.............   (2,566,025)
Less: Accounts payable and accrued expenses.................      (13,022)
Less: Other liabilities.....................................     (264,525)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,504,830
Less: Disposition fees......................................     (106,500)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (183,993)
Less: Closing costs.........................................      (88,750)
                                                              -----------
Estimated net valuation of your partnership.................    1,125,587
Percentage of estimated net valuation allocated to holders
  of units..................................................        74.23%
                                                              -----------
Estimated net valuation of units............................      835,516
          Total number of units.............................         31.0
                                                              -----------
Estimated valuation per unit................................  $    26,952
                                                              ===========
Cash consideration per unit.................................  $    26,952
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $26,952 by the $25 liquidation preference of each Preferred OP Unit to get 1,078.25 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $26,952 by a price of $38.69 to get 696.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         2555

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                                 PER UNIT
                                                                ----------
Cash offer consideration....................................    $   26,952
Partnership Preferred Units.................................    $   26,952
Partnership Common Units....................................    $   26,952
Alternatives:
  Prices on secondary market................................
                                                                Not available
  Estimated liquidation proceeds............................    $   26,952
  Estimated going concern value.............................    $   24,959
  Alternative going concern value(1)........................    $   25,791
  Net book value (deficit)..................................    $  (29,172)


---------------


(1) Assumes sale of the property when balloon payments are due instead of refinancing the mortgages.



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A

         2556

and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Northbrook Apartments, Ltd. is a Mississippi limited partnership which was formed on September 28, 1979 for the purpose of owning and operating a single apartment property located in Ridgeland, Mississippi, known as "Pinebrook Apartments." Pinebrook Apartments consists of 160 apartment units and was built in 1979. Your partnership has no employees. As of September 30, 1998, there were 31 units of limited partnership interest issued and outstanding, which were held of record by 31 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $4,900,000 of limited partnership units in 1979. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $13,688 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2015, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,442,321, payable to FNMA/GMAC, which bears interest at the rate of 7.83%. The mortgage debt is due in October 2003. Your partnership also has a second mortgage note outstanding of $80,325, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         2557

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,078.25 of our Class Two Partnership Preferred Units;



     - 696.75 of our Partnership Common Units; or



     - $26,952 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 31 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,078.25 Preferred OP Units, 696.75 Common OP Units, or $26,952 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         2558

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         2559


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $26,952 in cash, 1,078.25 Preferred OP Units or 696.75 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         2560


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $26,952.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $20,606 for the fiscal year ended December 31, 1998. The property manager received management fees of $44,267 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $208,878 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         2561

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         2562

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         2563

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         2564


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         2565


          SUMMARY FINANCIAL INFORMATION OF NORTHBROOK APARTMENTS, LTD.



     The summary financial information of Northbrook Apartments, Ltd. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Northbrook Apartments, Ltd. for the years ended December 31, 1997 and 1996, 1995 and 1994 is based on historical information for which 1997 has been audited. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                          NORTHBROOK APARTMENTS, LTD.





                                               FOR THE NINE
                                                  MONTHS
                                                   ENDED                           FOR THE YEAR ENDED
                                               SEPTEMBER 30,                          DECEMBER 31,
                                            -------------------   -----------------------------------------------------
                                              1998       1997       1997       1996       1995       1994       1993
                                            --------   --------   --------   --------   --------   --------   ---------
OPERATING DATA:
  Total Revenues..........................  $666,358   $635,220   $874,168   $866,804   $960,339   $812,226   $ 749,964
  Net Income/(Loss).......................    40,910     56,896     27,267     33,483    121,256    (51,245)   (148,247)
  Net Income/(Loss) per limited
    partnership unit......................     1,306      1,817        871      1,069      3,872     (1,637)     (4,734)
  Distributions per limited partnership
    unit..................................     4,027      4,244      4,359      5,337         57         --          --
  Distributions per limited partnership
    unit (which represent a return of
    capital)..............................



                                             SEPTEMBER 30,                                 DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents...........  $  433,467   $  462,499   $  479,584   $  520,094   $  579,034   $  429,206   $  357,456
  Real Estate, Net of Accumulated
    Depreciation......................   1,283,478    1,387,739    1,367,570    1,453,018    1,524,143    1,562,628    1,583,748
  Total Assets........................   1,916,500    2,058,316    2,053,345    2,185,835    2,340,013    2,251,042    2,304,579
  Notes Payable.......................   2,501,056    2,527,064    2,523,775    2,551,128    2,576,442    2,599,868    2,621,716
General Partners' Capital/
  (Deficit)...........................      (6,553)      (5,266)      (5,701)      (4,609)      (3,272)      (4,467)      (3,955)
Limited Partners' Capital/
  (Deficit)...........................    (648,760)    (521,376)    (564,409)    (456,278)    (323,972)    (442,238)    (391,505)
Partners' Deficit.....................    (655,313)    (526,642)    (570,110)    (460,887)    (327,244)    (446,705)    (395,460)
Total Distributions...................     126,113      132,902      136,490      167,126        1,795           --           --
Book value per limited partnership
  unit................................     (20,928)     (16,819)     (18,207)     (14,719)     (10,451)     (14,266)     (12,629)
Net increase (decrease) in cash and
  cash equivalents....................     (46,117)     (57,595)     (40,510)     (58,940)     149,828       71,750      357,456
Net cash provided by operating
  activities..........................     124,048      134,831      174,200      190,018      252,782      183,042     (330,946)
Ratio of earnings to fixed charges....      1.16/1       1.44/1       1.12/1       1.15/1       1.54/1       0.78/1       0.24/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING        NORTHBROOK
                                                              PARTNERSHIP    APARTMENTS, LTD.
                                                              ------------   ----------------
                                                               YEAR ENDED       YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1998
                                                              ------------   ----------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,156.50          $3,992
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,741.88          $3,992

         2566

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         2567

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,550,000 less approximately $183,993 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         2568


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         2569


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2015 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

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is equivalent to distributions of $2,156.50 per year on the number of Preferred OP Units, or distributions of $1,741.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $3,992 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

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holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,300,000 of balloon payments due on its mortgage debt in October, 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

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                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1% interest, consisting of a 0% limited partnership interest and a 1% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         2573


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

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ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on October 15, 2003 and require balloon payments totaling $2,232,904. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2003 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger

         2575


would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's property would require a vote of all the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.

         2576


     - Preferred Quarterly Distributions. Your partnership paid distributions of $3,992 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $2,156.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $3,992 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,741.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true

         2577


       value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.83% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We

         2578


       divided the property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:



                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $372,764             10.5%          $3,550,000


---------------


     (1) The total net operating income is equal to total revenues of $855,982, less total expenses of $435,218 and recurring replacement costs of $48,000.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $1,125,587. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 74.23% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $   373,000
Capitalization Rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership property.....................    3,550,000
Plus: Cash and cash equivalents.............................      479,584
Plus: Other partnership assets, net of security deposits....      318,818
Less: Mortgage debt, including accrued interest.............   (2,566,025)
Less: Accounts payable and accrued expenses.................      (13,022)
Less: Other liabilities.....................................     (264,525)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,504,830
Less: Deposition fees.......................................     (106,500)
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (183,993)
Less: Closing costs.........................................      (88,750)
                                                              -----------
Estimates net valuation of your partnership.................    1,125,587
Percentage of estimated net valuation allocated to holders
  of units..................................................        74.23%
                                                              -----------
Estimated net valuation of units............................      835,516
          Total number of units.............................         31.0
                                                              -----------
Estimated valuation per unit................................       26,952
                                                              ===========
Cash consideration per unit.................................       26,952
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $26,952 by the $25 liquidation preference of each Preferred OP Unit to get 1,078.25 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $26,952 by a price of $38.69 to get 696.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         2579


     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $1,125,587 or .20% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $67,147 for the nine months ended September 30, 1997 to $40,910 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

         2580

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $26,952, based on a total estimated value of your partnership's property of $3,550,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $2,156.50 per year on the number of Preferred OP Units, or distributions of $1,741.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $3,992. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your

         2581

units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         2582


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                   PER UNIT
                                                                   --------
Cash offer price............................................       $ 26,952
Partnership preferred units.................................         26,952(1)
Partnership common units....................................         26,952(1)
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................       $ 26,952
  Estimated going concern value.............................       $ 24,959
  Net book value (deficit)..................................       $(29,172)
  Alternative going concern value...........................       $ 25,791(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         2583

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the property and the actual amounts for which the partnership's property or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $24,959 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due on October 15, 2003. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $25,791 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $29,172 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $27,236 per unit, going concern value of $25,448 per unit and liquidation value of $25,107 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion --

         2584


Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $284, $(1,504) and $(1,845). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 74.23% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

         2585

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................   $ 897,837
Operating Expenses..........................................    (432,997)
Replacement Reserves -- Net.................................     (65,263)
Debt Service................................................    (234,061)
Capital Expenditures........................................     (19,000)
                                                               ---------
          Net Cash Flow.....................................   $ 146,516
                                                               =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts

         2586

will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net

         2587


operating income capitalized at a capitalization rate of 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership: (i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; (iii) extraordinary capital expenditure estimates in the amount of $183,993; and (iv) a 3% disposition fee to the general partner. Stanger observed that your partnership liquidation value of $1,125,587 was allocated 74.23% to the limited partner and divided by the total units outstanding of 31 to provide liquidation value per unit of $26,952.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $373,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $40,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.0%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 31 to achieve management's estimate of going concern value of $24,959 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no limited partnership units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $26,952 per unit is equal to management's estimate of liquidation value, and reflects an 8% premium to management's estimate of going concern value of $24,959. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of the transaction preferred stock of AIMCO with a dividend equal to the distributions on the Preferred OP Units. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed

         2588


that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.75% transaction costs of 2.5% to 5.0%, growth rates of 3.0% and a terminal capitalization rate of 11.25%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return from the discounted cash flow analysis, (13.25% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $27,236, $25,448, and $25,107 representing premiums (discounts) to the offer price of 1.0%, (5.6)% and (6.8)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the

         2589

date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         2590

                                YOUR PARTNERSHIP


GENERAL



     Northbrook Apartments, Ltd., is a Mississippi limited partnership which completed a private offering in 1979. Insignia acquired the general partner of your partnership in November, 1992. AIMCO acquired Insignia in October 1998. There are currently a total of 31 limited partners of your partnership and a total of 31 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on September 28, 1979 for the purpose of owning an apartment property located in Ridgeland, Mississippi, known as "Pinebrook Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1979 and consists of 160 apartment units. Your partnership's property had an average occupancy rate of approximately 92% in 1998, 95% in 1997 and 95% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations or improvements for 1999 total $183,993 and are intended to be paid for out of cash flow or borrowings. Renovation items include siding, trim, stairwells, drives, parking lot, landscape, and irrigation.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $430    $429    $402    $401    $376



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $43,517 of $433,910 of assessed valuation with a current yearly tax rate of 10.03%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 10.53% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2015 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.

         2591


     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 92% and $426, respectively, at December 31, 1998, compared to 95% and $430, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future due to market conditions in the area. In addition, the general partner noted that it expects to spend approximately $183,993 for capital replacements and improvements at the property in 1999 to update and improve the property's stairwells, paving, landscaping, and appearance. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,442,321, payable to FNMA/GMAC, which bears interest at a rate of 7.83%. The mortgage debt is due on October 15, 2003. Your partnership also has a second mortgage note outstanding of $80,325, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your

         2592


partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $4,900,000 of limited partnership units in 1979 for $50,000 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership are not liable, responsible or accountable in damages or otherwise to your partnership or the limited partner for any acts performed by any of them within the scope of the authority conferred upon them by your partnership's agreement of limited partnership, provided that such course of conduct did not constitute gross negligence or willful misconduct. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     The general partners are entitled to indemnification by your partnership for any act performed by it within the scope of the authority conferred upon them by your partnership's agreement of limited partnership, which does not constitute gross negligence or willful misconduct. Such indemnity will be paid out of and to the extent of your partnership assets. Furthermore, the operating general partner will indemnify the project general partner against any and all liability arising out of its acting as general partner of your partnership regardless of any fault of the project general partner, except to the extent that such liabilities are the result of its own willful misconduct or gross negligence.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         2593


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $50,000.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1993..................................  $     0         $    0                 $0             $      0
1994..................................        0              0                  0                    0
1995..................................        0              0                  0                    0
1996..................................    5,391          1,671                  0               41,364
1997..................................    4,403          1,365                  0               33,781
1998..................................    4,032          1,250                  0               30,938
                                        -------         ------                 --             --------
          Total.......................  $13,826         $4,286                 $0             $106,083


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                               NUMBER OF UNITS   PERCENTAGE OF TOTAL UNITS    NUMBER OF
YEAR                             TRANSFERRED            OUTSTANDING          TRANSACTIONS
----                           ---------------   -------------------------   ------------
1994.........................         0                       0                   0
1995.........................         0                       0                   0
1996.........................         0                       0                   0
1997.........................         1                    3.23%                  1
1998.........................         0                       0                   0



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1% interest in your partnership, including the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates,
(i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         2594


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $23,357
1995........................................................     25,318
1996........................................................     25,074
1997........................................................     22,096
1998........................................................     20,606



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1995........................................................  $41,036
1996........................................................   42,282
1997........................................................   42,038
1998........................................................   44,267



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         2595


                         SELECTED FINANCIAL INFORMATION


                         OF NORTHBROOK APARTMENTS, LTD.





                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....  $   433,467   $   462,499   $   479,584   $   520,094   $   579,034   $   429,206   $   357,456
Land & Building...............    3,059,584     3,022,844     3,037,843     2,986,976     2,930,458     2,852,725     2,763,689
Accumulated Depreciation......   (1,776,106)   (1,635,105)   (1,670,273)   (1,533,958)   (1,406,315)   (1,290,097)   (1,179,941)
Other Assets..................      199,555       208,078       206,191       212,723       236,836       259,208       363,375
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 1,916,500   $ 2,058,316   $ 2,053,345   $ 2,185,835   $ 2,340,013   $ 2,251,042   $ 2,304,579
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 2,301,056   $ 2,527,064   $ 2,523,775   $ 2,551,128   $ 2,576,442   $ 2,599,868   $ 2,621,716
Other Liabilities.............       70,757        57,894        99,680        95,594        90,815        97,879        78,323
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 2,571,813   $ 2,584,958   $ 2,623,455   $ 2,646,722   $ 2,667,257   $ 2,697,747   $ 2,700,039
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners Deficit......  $  (655,313)  $  (526,642)  $  (570,110)  $  (460,087)  $  (327,244)  $  (446,705)  $  (395,460)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                  NORTHBROOK APARTMENTS, LTD.
                                -----------------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED
                                      SEPTEMBER 30,                           FOR THE YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Rental Revenue................  $   621,964   $   601,283   $   826,494   $   823,076   $   771,487   $   770,691   $   722,535
Other Income..................       64,394        33,937        47,674        43,728       188,852        41,535        27,429
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Revenue.........  $   666,358   $   635,220   $   874,168   $   866,804   $   960,339   $   812,226   $   749,964
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Expenses............  $   317,090   $   254,826   $   406,975   $   401,047   $   406,285   $   391,476   $   469,856
General & Administrative......       34,725        27,906        40,169        43,006        44,493        78,235        87,205
Depreciation..................      105,425       100,739       136,315       127,643       116,218       110,564       102,353
Interest Expense..............      159,779       161,732       218,593       220,664       223,709       235,105       195,363
Property Taxes................       28,429        33,121        44,849        40,961        48,378        48,091        43,434
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Expenses........  $   625,448   $   578,324   $   846,901   $   833,321   $   839,083   $   863,471   $   898,211
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss) before
  extraordinary items.........  $    40,910   $    56,896   $    27,267   $    33,483   $   121,256   $   (51,245)  $  (148,247)
Extraordinary Items...........           --            --            --            --            --            --            --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss).............  $    40,910   $    56,896   $    27,267   $    33,483   $   121,256   $   (51,215)  $   148,247)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net Income per limited
  partnership unit............  $     1,306   $     1,817   $       871   $     1,089   $     3,872   $    (1,637)  $    (4,734)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Distributions per limited
  partnership unit............  $     4,027   $     4,244   $     4,359   $     5,337   $        57   $        --   $        --
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

         2596


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



  Overview



     The following discussion and analysis of the results of operations and financial condition of your partnership should be read in conjunction with the financial statements of your partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $40,910 for the nine months ended September 30, 1998, compared to $56,896 for the nine months ended September 30, 1997, a decrease in net income of $15,986 or 28.10%. This decrease was primarily the result of a greater increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $666,358 for the nine months ended September 30, 1998, compared to $635,220 for the nine months ended September 30, 1997, an increase of $31,138 or 4.90%. The Partnership increased rental rates by an average of 3.47%. Other income increased by $10,457 due to increased income from laundry fees, lease cancellation fees, and pet fees.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $360,244 for the nine months ended September 30, 1998, compared to $315,853 for the nine months ended September 30, 1997, an increase of $44,391 or 14.05%. This increase was primarily the result of an increase in repairs and maintenance and marketing expenses. Management expenses totaled $33,227 for the nine months ended September 30, 1998, compared to $32,037 for the nine months ended September 30, 1997, an increase of $1,190 or 3.71%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $159,779 for the nine months ended September 30, 1998, compared to $161,732 for the none months ended September 30, 1997 a decrease of $1,953, or 1.20%.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized net income of $27,267 for the year ended December 31, 1997, compared to $33,483 for the year ended December 31, 1996, a decrease in net income of $6,216, or 18.56%. The decrease was primarily the result of a greater increase in operating expenses.



     REVENUES



     Rental and other property revenues from the Partnership's property totaled $874,168 for the year ended December 31, 1997, compared to $866,804 for the year ended December 31, 1996, an increase of $7,364, or

         2597


 .85%. The Partnership increased rental rates by an average of 3% while occupancy rates decreased 1% to 91%.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $406,975 for the year ended December 31, 1997, compared to $401,047 for the year ended December 31, 1996, an increase of $5,928 or 1.48%. This increase relates to increased newspaper and other advertising expenses to help increase occupancy rates.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $40,169 for the year ended December 31, 1997 compared to $43,006 for the year ended December 31, 1996, a decrease of $2,837 or 6.60%. The decrease is primarily due to a reduction in office and computer supplies expense.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $218,593 for the year ended December 31, 1997, compared to $220,664 for the year ended December 31, 1996, a decrease of $2,071, or 0.94%. This decrease was due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership recognized net income of $33,483 for the year ended December 31, 1996, compared to $121,256 for the year ended December 31, 1995. The decrease in net income of $87,773, or 72.39% was primarily the result of a decrease in other income. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership's property totaled $866,804 for the year ended December 31, 1996, compared to $960,339 for the year ended December 31, 1995, a decrease of $93,535, or 9.74%. This decrease was primarily the result of a settlement agreement payment received in 1995 with respect to an AMIT obligation.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $401,047 for the year ended December 31, 1996, compared to $406,285 for the year ended December 31, 1995, a decrease of $5,238 or 1.29%.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $43,006 for the year ended December 31, 1996 compared to $44,493 for the year ended December 31, 1995, a decrease of $1,487 or 3.34%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $220,664 for the year ended December 31, 1996, compared to $223,709 for the year ended December 31, 1995, a decrease of

         2598


$3,045, or 1.36%. This decrease was due to a lower outstanding balance on mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $433,467 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $30,607, was $2,501,056. The mortgages require monthly payments of approximately $19,505 until October 2003, at which time a balloon payment of approximately $2,351,667 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.83%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         2599

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 31 units of your partnership (up to 7.75 units) for consideration per unit of (i) 1,078.25 Preferred OP Units, (ii) 696.75 Common OP Units, or (iii) $26,952 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         2600

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         2601

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         2602

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         2603

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         2604

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         2605


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.



     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell its property or to prepay current mortgages within any specified time period.


VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         2606


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         2607

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         2608


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         2609


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court.

         2610

While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.


FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         2611

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         2612

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         2613


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         2614

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         2615


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         2616

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Mississippi law.                  as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
From Operations (as defined in your               Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2015.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
hold, lease, mortgage, refinance, maintain,       Partnership is to conduct any business that
manage, improve, develop or otherwise deal        may be lawfully conducted by a limited
with or in your partnership's property.           partnership organized pursuant to the
Subject to restrictions contained in your         Delaware Revised Uniform Limited Part-
partnership's agreement of limited                nership Act (as amended from time to time,
partnership, your partnership may perform         or any successor to such statute) (the
all acts necessary, advisable or convenient       "Delaware Limited Partnership Act"),
to the business of your partnership               provided that such business is to be
including borrowing money and creating            conducted in a manner that permits AIMCO to
liens.                                            be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         2617
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership may       The general partner is authorized to issue
not admit additional limited partners to          additional partnership interests in the
your partnership.                                 AIMCO Operating Partnership for any
                                                  partnership purpose from time to time to the
                                                  limited partners and to other persons, and
                                                  to admit such other persons as additional
                                                  limited partners, on terms and conditions
                                                  and for such capital contributions as may be
                                                  established by the general partner in its
                                                  sole discretion. The net capital
                                                  contribution need not be equal for all OP
                                                  Unitholders. No action or consent by the OP
                                                  Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, the general partner may      contribute funds or other assets to its
enter into contracts with its affiliates on       subsidiaries or other persons in which it
terms reasonably competitive                      has an equity investment,

         2618
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

with those which would be obtained from           and such persons may borrow funds from the
independent third parties for property or         AIMCO Operating Partnership, on terms and
services required by your partnership. The        conditions established in the sole and
partnership may make loans to any of the          absolute discretion of the general partner.
partners for periods of no more than one          To the extent consistent with the business
year, with or without interest or security.       purpose of the AIMCO Operating Partnership
In addition, the partners may make loans to       and the permitted activities of the general
your partnership at any time when your            partner, the AIMCO Operating Partnership may
partnership is in need of additional funds.       transfer assets to joint ventures, limited
Such loans will be evidenced by promissory        liability companies, partnerships,
notes which bear interest at a rate the           corporations, business trusts or other
lesser of the maximum rate permitted under        business entities in which it is or thereby
Mississippi law or 10% per annum and which        becomes a participant upon such terms and
will be payable prior to distributions.           subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money on the credit of       contains no restrictions on borrowings, and
and enter into obligations, recourse and          the general partner has full power and
nonrecourse, on behalf of your partnership        authority to borrow money on behalf of the
and to give as security therefor any of your      AIMCO Operating Partnership. The AIMCO
partnership's property. However, the general      Operating Partnership has credit agreements
partner may not modify or amend the Mortgage      that restrict, among other things, its
Loan (as defined in your partnership's            ability to incur indebtedness.
agreement of limited partnership) with the
result that it will be other than a
nonrecourse mortgage which provides in
general that the mortgagee thereof may look
only to the mortgaged property for
collection of any sum due under or in
connection with the Mortgage (as defined in
your partnership's agreement of limited
partnership) or the Mortgage Note (as
defined in your partnership's agreement of
limited partnership).



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles a partner or its duly        written demand with a statement of the
authorized representative to audit, examine       purpose of such demand and at such OP
and make copies of the books, records and         Unitholder's own expense, to obtain a
accounts of your partnership during business      current list of the name and last known
hours upon reasonable notice at the princi-       business, residence or mailing address of
pal office of your partnership or of the          the general partner and each other OP
general partner.                                  Unitholder.

         2619
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                          Management Control


The general partner of your partnership           All management powers over the business and
manages and conducts the business of your         affairs of the AIMCO Operating Partnership
partnership. It may take any and all actions      are vested in AIMCO-GP, Inc., which is the
with respect to your partnership's property       general partner. No OP Unitholder has any
and your partnership without limitation,          right to participate in or exercise control
except to the extent specifically limited by      or management power over the business and
your partnership's agreement of limited           affairs of the AIMCO Operating Partner-
partnership or by law. The limited partner        ship. The OP Unitholders have the right to
may not take part in the management of the        vote on certain matters described under
business of your partnership, transact any        "Comparison of Your Units and AIMCO OP
business for your partnership, nor have any       Units -- Voting Rights" below. The general
power to sign for, bind or subject your           partner may not be removed by the OP
partnership to any liability or obligation.       Unitholders with or without cause.

                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable, responsible       Agreement, the general partner is not liable
or accountable in damages or otherwise to         to the AIMCO Operating Partnership for
your partnership or the limited partner for       losses sustained, liabilities incurred or
any acts performed by any of them within the      benefits not derived as a result of errors
scope of the authority conferred upon it by       in judgment or mistakes of fact or law of
your partnership's agreement of limited           any act or omission if the general partner
partnership, provided that such course of         acted in good faith. The AIMCO Operating
conduct does not constitute gross negligence      Partnership Agreement provides for
or willful misconduct. In addition, the           indemnification of AIMCO, or any director or
general partner is entitled to                    officer of AIMCO (in its capacity as the
indemnification by                                previous

         2620
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

your partnership for any act performed by it      general partner of the AIMCO Operating
within the scope of the authority conferred       Partnership), the general partner, any
upon it by your partnership's agreement of        officer or director of general partner or
limited partnership, which does not               the AIMCO Operating Partnership and such
constitute gross negligence or willful            other persons as the general partner may
misconduct. Such indemnity will be paid out       designate from and against all losses,
of and to the extent of your partnership          claims, damages, liabilities, joint or
assets.                                           several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions
                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Your partnership's agreement of limited           Except in limited circumstances, the general
partnership does not provide for the removal      partner has exclusive management power over
of a general partner by the limited partner.      the business and affairs of the AIMCO
The project general partner may resign at         Operating Partnership. The general partner
any time. The operating general partner may       may not be removed as general partner of the
retire after giving notice to your                AIMCO Operating Partnership by the OP
partnership. Upon such an event, the limited      Unitholders with or without cause. Under the
partner may elect a successor operating           AIMCO Operating Partnership Agreement, the
general partner with the consent of the           general partner may, in its sole discretion,
project general partner. The limited partner      prevent a transferee of an OP Unit from
may not transfer its interests without the        becoming a substituted limited partner
consent of the general partner which may be       pursuant to the AIMCO Operating Partnership
withheld at the sole discretion of the            Agreement. The general partner may exercise
general partner.                                  this right of approval to deter, delay or
                                                  hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the                 set forth in the AIMCO Operating Partnership
written consent of all partners.                  Agreement,


         2621
          YOUR PARTNERSHIP             AIMCO OPERATING PARTNERSHIP

                                         whereby the general partner may, without the
                                         consent of the OP Unitholders, amend the
                                         AIMCO Operating Partnership Agreement,
                                         amendments to the AIMCO Operating
                                         Partnership Agreement require the consent of
                                         the holders of a majority of the outstanding
                                         Common OP Units, excluding AIMCO and certain
                                         other limited exclusions (a "Majority in
                                         Interest"). Amendments to the AIMCO
                                         Operating Partnership Agreement may be
                                         proposed by the general partner or by
                                         holders of a Majority in Interest. Following
                                         such proposal, the general partner will
                                         submit any proposed amendment to the OP
                                         Unitholders. The general partner will seek
                                         the written consent of the OP Unitholders on
                                         the proposed amendment or will call a
                                         meeting to vote thereon. See "Description of
                                         OP Units -- Amendment of the AIMCO Operating
                                         Partnership Agreement" in the accompanying
                                         Prospectus.


                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, the limited partner is       gross negligence, no OP Unitholder has
not personally liable for the debts or            personal liability for the AIMCO Operating
liabilities of your partnership in excess of      Partnership's debts and obligations, and
its capital contribution which become pay-        liability of the OP Unitholders for the
able pursuant to the terms of your                AIMCO Operating Partnership's debts and
partnership's agreement of limited                obligations is generally limited to the
partnership.                                      amount of their investment in the AIMCO
                                                  Operating Partnership. However, the
                                                  limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to

         2622
          YOUR PARTNERSHIP          AIMCO OPERATING PARTNERSHIP

                                      make certain amendments to the AIMCO
                                      Operating Partnership Agreement or to take other action pursuant to the AIMCO Operating
                                      Partnership Agreement constituted
                                      participation in the "control" of the AIMCO
                                      Operating Partnership's business, then a holder of OP Units could be held liable under certain circumstances for the AIMCO
                                      Operating Partnership's obligations to the same extent as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner at       relevant partnership agreement, Delaware law
all times must exercise its responsibilities      generally requires a general partner of a
as fiduciaries of your partnership and the        Delaware limited partnership to adhere to
limited partner and in a manner consistent        fiduciary duty standards under which it owes
with the objectives of your partnership. The      its limited partners the highest duties of
general partner must devote such time and         good faith, fairness and loyalty and which
attention to your partnership business as         generally prohibit such general partner from
may be necessary for the proper performance       taking any action or engaging in any
of its duties. However, the general partner       transaction as to which it has a conflict of
or its affiliates may engage or hold              interest. The AIMCO Operating Partnership
interests in business ventures of every kind      Agreement expressly authorizes the general
and description, and neither your                 partner to enter into, on behalf of the
partnership's property nor the partners will      AIMCO Operating Partnership, a right of
have any right in or to such independent          first opportunity arrangement and other
ventures or to the income or profits derived      conflict avoidance agreements with various
therefrom.                                        affiliates of the AIMCO Operating
                                                  Partnership and the general partner, on such
In general, your partnership's agreement of       terms as the general partner, in its sole
limited partnership and the AIMCO Operating       and absolute discretion, believes are
Partnership Agreement have limitations on         advisable. The AIMCO Operating Partnership
the liability of the general partner but          Agreement expressly limits the liability of
such limitations differ and provide more          the general partner by providing that the
protection for the general partner of the         general partner, and its officers and
AIMCO Operating Partnership.                      directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
                                                  Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.

                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a

         2623
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  passive activity, income and loss from the
                                                  AIMCO Operating Partnership generally can be
                                                  offset against income and loss from other
                                                  investments that constitute "passive
                                                  activities" (unless the AIMCO Operating
                                                  Partnership is considered a "publicity
                                                  traded partnership", in which case income
                                                  and loss from the AIMCO Operating
                                                  Partnership can only be offset against other
                                                  income and loss from the AIMCO Operating
                                                  Partnership). Income of the AIMCO Operating
                                                  Partnership, however, attributable to
                                                  dividends from the Management Subsidiaries
                                                  (as defined below) or interest paid by the
                                                  Management Subsidiaries does not qualify as
                                                  passive activity income and cannot be offset
                                                  against losses from "passive activities."

                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).

                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.

                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                         Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership.

         2624
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                    justments from time to time on or   To the extent the AIMCO Oper-
                                    after the fifth anniversary of the  ating Partnership sells or refi-
                                    issue date of the Preferred OP      nances its assets, the net
                                    Units.                              proceeds therefrom generally will
                                                                        be retained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the approval of      AIMCO Operating Partnership       OP Unitholders have voting
Northbrook Partners, Ltd.,        Agreement, the holders of         rights only with respect to
the original limited              the Preferred OP Units will       certain limited matters such
partner, is necessary for         have the same voting rights       as certain amendments and
the general partners to           as holders of the Common OP       termination of the AIMCO
amend your partnership's          Units. See "Description of        Operating Partnership
agreement of limited              OP Units" in the accompany-       Agreement and certain
partnership, terminate your       ing Prospectus. So long as        transactions such as the
partnership or sell of all        any Preferred OP Units are        institution of bankruptcy
or substantially all of the       outstanding, in addition to       proceedings, an assignment
assets of your partnership.       any other vote or consent of      for the benefit of creditors
                                  partners required by law or       and certain transfers by the
In general, you have greater      by the AIMCO Operating            general partner of its
voting rights in your             Partnership Agreement, the        interest in the AIMCO
partnership than you will         affirmative vote or consent       Operating Partnership or the
have as an OP Unitholder. OP      of holders of at least 50%        admission of a successor
Unitholders can not remove        of the outstanding Preferred      general partner.
the general partner of the        OP Units will be necessary
AIMCO Operating Partnership.      for effecting any amendment       Under the AIMCO Operating
                                  of any of the provisions of       Partnership Agreement, the
                                  the Partnership Unit              general partner has the
                                  Designation of the Preferred      power to effect the
                                  OP Units that materially and      acquisition, sale, transfer,
                                  adversely affects the rights      exchange or other
                                  or preferences of the             disposition of any assets of
                                  holders of the Preferred OP       the AIMCO Operating
                                  Units. The creation or            Partnership (including, but
                                  issuance of any class or          not limited to, the exercise
                                  series of partnership units,      or grant of any conversion,
                                  including, without                option, privilege or
                                  limitation, any partner-          subscription right or any
                                  ship units that may have          other right available in
                                  rights senior or superior to      connection with any assets
                                  the Preferred OP Units,           at any time held by the
                                  shall not be deemed to            AIMCO Operating Partnership)
                                  materially adversely affect       or the merger,
                                  the rights or preferences of      consolidation,
                                  the holders of Preferred OP       reorganization or other
                                  Units. With respect to the        combination of the AIMCO
                                  exercise of the above             Operating Partnership with
                                  described voting rights,          or into another entity, all
                                  each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause

         2625
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                           the dissolution of the AIMCO
                                                           Operating Partnership by an
                                                           "event of withdrawal," as
                                                           defined in the Delaware
                                                           Limited Partnership Act
                                                           (including, without limi-
                                                           tation, bankruptcy), unless,
                                                           within 90 days after the
                                                           withdrawal, holders of a
                                                           "majority in interest," as
                                                           defined in the Delaware
                                                           Limited Partnership Act,
                                                           agree in writing, in their
                                                           sole and absolute
                                                           discretion, to continue the
                                                           business of the AIMCO
                                                           Operating Partnership and to
                                                           the appointment of a
                                                           successor general partner.
                                                           The general partner may
                                                           elect to dissolve the AIMCO
                                                           Operating Partnership in its
                                                           sole and absolute
                                                           discretion, with or without
                                                           the consent of the OP
                                                           Unitholders. See "Descrip-
                                                           tion of OP
                                                           Units -- Dissolution and
                                                           Winding Up" in the accom-
                                                           panying Prospectus.
                                                           OP Unitholders cannot remove
                                                           the general partner of the
                                                           AIMCO Operating Partnership
                                                           with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Cash from           at the rate of $0.50 per          or such portion as the
Operation are made from time      Preferred OP Unit; provided,      general partner may in its
to time, but not less often       however, that at any time         sole and absolute discretion
than annually and all             and from time to time on or       determine, of Available Cash
distributions in respect of       after the fifth anniversary       (as defined in the AIMCO
any calendar year will be         of the issue date of the          Operating Partnership
distributed not later than        Preferred OP Units, the           Agreement) generated by the
ninety days after the end of      AIMCO Operating Partnership       AIMCO Operating Partnership
such year. The distributions      may adjust the annual             during such quarter to the
payable to the partners are       distribution rate on the          general partner, the special
not fixed in amount and           Preferred OP Units to the         limited partner and the
depend upon the operating         lower of (i) 2.00% plus the       holders of Common OP Units
results and net sales or          annual interest rate then         on the record date es-
refinancing proceeds              applicable to U.S. Treasury       tablished by the general
available from the disposi-       notes with a maturity of          partner
tion of your partnership's        five years, and
assets.

         2626
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  (ii) the annual dividend          with respect to such
                                  rate on the most recently         quarter, in accordance with
                                  issued AIMCO non-convertible      their respective interests
                                  preferred stock which ranks       in the AIMCO Operating
                                  on a parity with its Class H      Partnership on such record
                                  Cumulative Preferred Stock.       date. Holders of any other
                                  Such distributions will be        Preferred OP Units issued in
                                  cumulative from the date of       the future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         2627
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




The limited partner may           There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner by such         are not listed on any             Agreement restricts the
person if: (1) a written          securities exchange. The          transferability of the OP
assignment has been duly          Preferred OP Units are            Units. Until the expiration
executed and acknowledged by      subject to restrictions on        of one year from the date on
the assignor and assignee,        transfer as set forth in the      which an OP Unitholder
(2) the approval of the           AIMCO Operating Partnership       acquired OP Units, subject
general partner which may be      Agreement.                        to certain exceptions, such
withheld in the sole and                                            OP Unitholder may not
absolute discretion of the        Pursuant to the AIMCO             transfer all or any por-
general partner has been          Operating Partnership             tion of its OP Units to any
granted, (3) the transferee       Agreement, until the              transferee without the
obligates itself to be bound      expiration of one year from       consent of the general
by your partnership's             the date on which a holder        partner, which consent may
agreement of limited              of Preferred OP Units             be withheld in its sole and
partnership, (4) all other        acquired Preferred OP Units,      absolute discretion. After
partners consent and (5) the      subject to certain                the expiration of one year,
assignor and assignee have        exceptions, such holder of        such OP Unitholder has the
complied with such other          Preferred OP Units may not        right to transfer all or any
conditions as set forth in        transfer all or any portion       portion of its OP Units to
your partnership's agreement      of its Preferred OP Units to      any person, subject to the
of limited partnership.           any transferee without the        satisfaction of certain con-
There are no redemption           consent of the general            ditions specified in the
rights associated with your       partner, which consent may        AIMCO Operating Partnership
units.                            be withheld in its sole and       Agreement, including the
                                  absolute discretion. After        general partner's right of
                                  the expiration of one year,       first refusal. See
                                  such holders of Preferred OP      "Description of OP Units --
                                  Units has the right to            Transfers and Withdrawals"
                                  transfer all or any portion       in the accompanying
                                  of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         2628
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         2629

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         2630

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         2631

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         2632

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         2633


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         2634


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



      PREFERRED OP UNITS                       CLASS I PREFERRED STOCK
                            Nature of Investment




The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.

                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         2635

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.

                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         2636

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         2637

   PREFERRED OP UNITS                     CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.

                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         2638

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $25,074 in 1996, $22,906 in 1997 and $20,606 in 1998. The property manager received management fees of $42,282 in 1996, $42,038 in 1997 and $44,267 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         2639

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $208,878 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         2640

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The consolidated financial statements of Northbrook Partners, Limited as of December 31, 1997 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         2641


                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet -- as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations -- for the nine months
  ended September 30, 1998 and 1997 (unaudited).............  F-3
Condensed Statements of Cash Flows -- the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-7
Consolidated Balance Sheet as of December 31, 1997 and 1996
  (unaudited)...............................................  F-8
Consolidated Statements of Operations and Changes in
  Partners' Deficit -- for the year ended December 31, 1997
  and 1996 (unaudited)......................................  F-9
Consolidated Statement of Cash Flows -- for the year ended
  December 31, 1997 and 1996 (unaudited)....................  F-10
Notes to Consolidated Financial Statements..................  F-11
Independent Auditors' Report................................  F-14

         2642


                          NORTHBROOK PARTNERS, LIMITED


                      CONDENSED BALANCE SHEET -- UNAUDITED
                               SEPTEMBER 30, 1998

                                     ASSETS


Cash and cash equivalents...................................               $  433,467
Other assets................................................                  199,555
Investment property:
  Land......................................................  $  185,500
  Building and related personal property....................   2,874,084
                                                              ----------
                                                               3,059,584
  Less: Accumulated depreciation............................  (1,776,106)   1,283,478
                                                              ----------   ----------
          Total assets......................................               $1,916,500
                                                                           ==========

LIABILITIES AND PARTNERS' CAPITAL

Other accrued liabilities...................................               $   70,757
Notes payable...............................................                2,501,056
          Partners' deficit.................................                 (655,313)
                                                                           ----------
          Total liabilities and partners' deficit...........               $1,916,500
                                                                           ==========



                See accompanying notes to financial statements.

         2643


                          NORTHBROOK PARTNERS, LIMITED



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED


                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Revenues:
  Rental income.............................................  $621,964   $601,283
  Other income..............................................    44,394     33,937
                                                              --------   --------
          Total revenues....................................   666,358    635,220
                                                              --------   --------
Expenses:
  Operating expenses........................................   331,815    282,732
  Depreciation expense......................................   105,425    100,739
  Interest expense..........................................   159,779    151,481
  Property tax expense......................................    28,429     33,121
                                                              --------   --------
          Total expenses....................................   625,448    568,073
                                                              --------   --------
          Net income........................................  $ 40,910   $ 67,147
                                                              ========   ========


                See accompanying notes to financial statements.

         2644


                          NORTHBROOK PARTNERS, LIMITED


                 CONDENSED STATEMENT OF CASH FLOWS -- UNAUDITED


                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Operating activities:
  Net Income................................................  $  40,910    $  67,147
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities.......................
  Depreciation and amortization.............................    105,425      100,739
  Changes in accounts:
     Receivables and deposits and other assets..............      6,636        4,645
     Accounts payable and accrued expenses..................    (28,923)     (37,700)
                                                              ---------    ---------
          Net cash provided by (used in) operating
            activities......................................    124,048      134,831
                                                              ---------    ---------
Investing activities:
  Property improvements and replacements....................    (21,333)     (35,460)
                                                              ---------    ---------
  Net cash provided by (used in) investing activities.......    (21,333)     (35,460)
                                                              ---------    ---------
Financing activities:
  Payments on mortgage......................................    (22,719)     (24,064)
  Partners' distributions...................................   (126,113)    (132,902)
                                                              ---------    ---------
  Net cash provided by (used in) financing activities.......   (148,832)    (156,966)
                                                              ---------    ---------
  Net increase (decrease) in cash and cash equivalents......    (46,117)     (57,595)
  Cash and cash equivalents at beginning of period..........    479,584      520,094
                                                              ---------    ---------
  Cash and cash equivalents at end of period................  $ 433,467    $ 462,499
                                                              =========    =========



                See accompanying notes to financial statements.

         2645

                          NORTHBROOK PARTNERS, LIMITED

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997


NOTE A -- BASIS OF PRESENTATION


     The accompanying unaudited financial statements of Northbrook Partners, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.


     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

NOTE B -- SUBSEQUENT EVENT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         2646

                          NORTHBROOK PARTNERS, LIMITED


                       CONSOLIDATED FINANCIAL STATEMENTS


                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         2647

                          INDEPENDENT AUDITORS' REPORT

General Partners
Northbrook Partners, Limited:

     We have audited the consolidated balance sheet of Northbrook Partners, Limited (a limited partnership) and its limited partnership interest as of December 31, 1997, and the related consolidated statements of operations and changes in partners' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northbrook Partners, Limited and its limited partnership interest as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP

Greenville, South Carolina
December 9, 1998

         2648

                          NORTHBROOK PARTNERS, LIMITED


                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                                     ASSETS


                                                                 1997          1996
                                                              -----------   -----------
                                                                             UNAUDITED
Cash and cash equivalents...................................  $   479,584   $   520,094
Receivables and deposits....................................       56,664        56,489
Restricted escrows (Note B).................................       69,813        66,943
Other assets................................................       79,714        89,291
Investment properties (Note C):
  Land......................................................      185,500       185,500
  Buildings and related personal property...................    2,852,343     2,801,476
                                                              -----------   -----------
                                                                3,037,843     2,986,976
  Less accumulated depreciation.............................   (1,670,273)   (1,533,958)
                                                              -----------   -----------
                                                                1,367,570     1,453,018
                                                              -----------   -----------
                                                              $ 2,053,345   $ 2,185,835
                                                              ===========   ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $    12,654   $    13,114
  Tenant security deposits..................................       13,710        11,918
  Accrued taxes.............................................       43,009        40,961
  Other liabilities.........................................       30,307        29,601
  Mortgage notes payable (Note C)...........................    2,523,775     2,551,128
          Partners' deficit.................................     (570,110)     (460,887)
                                                              -----------   -----------
                                                              $ 2,053,345   $ 2,185,835
                                                              ===========   ===========


          See accompanying notes to consolidated financial statements.

         2649

                          NORTHBROOK PARTNERS, LIMITED


                   CONSOLIDATED STATEMENTS OF OPERATIONS AND


                          CHANGES IN PARTNERS' DEFICIT

                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                1997         1996
                                                              ---------    ---------
                                                                           UNAUDITED
Revenues:
  Rental income.............................................  $ 826,494    $ 823,076
  Other income..............................................     47,674       43,728
                                                              ---------    ---------
          Total revenues....................................    874,168      866,804
                                                              ---------    ---------
Expenses:
  Operating (Note D)........................................    405,818      399,891
  General and administrative (Note D).......................     40,169       43,006
  Depreciation..............................................    136,315      127,643
  Amortization..............................................      1,157        1,156
  Interest..................................................    218,593      220,664
  Property taxes............................................     44,849       40,961
                                                              ---------    ---------
          Total expenses....................................    846,901      833,321
                                                              ---------    ---------
Net income..................................................     27,267       33,483
Distributions to partners...................................   (136,490)    (167,126)
Partners' deficit at beginning of year......................   (460,887)    (327,244)
                                                              ---------    ---------
Partners' deficit at end of year............................  $(570,110)   $(460,887)
                                                              =========    =========


          See accompanying notes to consolidated financial statements.

         2650

                          NORTHBROOK PARTNERS, LIMITED


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEAR ENDED DECEMBER 31, 1997 AND 1996


                                                                1997         1996
                                                              ---------    ---------
                                                                           UNAUDITED
Cash flows from operating activities:
  Net income................................................  $  27,267    $  33,483
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    136,315      127,643
     Amortization of discounts and loan costs, and
      acquisition costs.....................................     18,125       17,730
     Change in accounts:
       Receivables and deposits.............................       (175)      (1,205)
       Other assets.........................................     (3,497)        (696)
       Accounts payable.....................................       (460)       6,533
       Tenant security deposit liabilities..................      1,792          238
       Accrued taxes........................................      2,048       (7,417)
       Other liabilities....................................        706        5,425
                                                              ---------    ---------
          Net cash provided by operating activities.........    182,121      181,734
                                                              ---------    ---------
Cash flows from investing activities:
  Property improvements and replacements....................    (50,867)     (56,518)
  Net (deposits) receipts to restricted escrows.............     (2,870)      12,942
                                                              ---------    ---------
          Net cash used in investing activities.............    (53,737)     (43,576)
                                                              ---------    ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (32,404)     (29,972)
  Distributions to partners.................................   (136,490)    (167,126)
                                                              ---------    ---------
          Net cash used in financing activities.............   (168,894)    (197,098)
                                                              ---------    ---------
Net decrease in cash and cash equivalents...................    (40,510)     (58,940)
Cash and cash equivalents at beginning of year..............    520,094      579,034
                                                              ---------    ---------
Cash and cash equivalents at end of year....................  $ 479,584    $ 520,094
                                                              =========    =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 201,657    $ 204,090
                                                              =========    =========


          See accompanying notes to consolidated financial statements.

         2651

                          NORTHBROOK PARTNERS, LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The consolidated financial statements include the accounts of Northbrook Partners, Limited (the "Partnership"), and its limited partnership interest in Northbrook Apartments, Limited (the "Project Partnership"). The Partnership was organized solely to invest in the Project Partnership. The Project Partnership owns and operates a 160 unit garden apartment complex located in Madison County, Mississippi.

     The Partnership was organized as a Mississippi limited partnership on September 21, 1979. The General Partner of the Partnership is Angeles Properties, Inc. ("API"), which acts as a general partner in other limited partnerships and is an affiliate of Angeles MAE Ventures, Inc., the general partner of the Project Partnership. Pursuant to the terms of the Agreement and Amended Certificate of Limited Partnership (the "Agreement"), the General Partner has contributed $100,000 to the Partnership for which it is entitled to a 1% interest in the operating profits, losses, credits and cash distributions of the Partnership.

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

     Capital contributions of the limited partners aggregated $1,600,000. Pursuant to the terms of the Agreement, the limited partners will receive a 99% interest in the operating profits, losses, credits and cash distributions of the Partnership.

     The Partnership has made capital contributions of $1,161,000 to the Project Partnership and is entitled to a 99% interest in the operating profits, losses, credits and cash distributions of the Project Partnership. MAE Ventures, Inc. is entitled to the remaining 1% of the same.

  Income Taxes

     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Depreciation

     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and personal property assets are depreciated over a 5 to 15 year period.

         2652
                          NORTHBROOK PARTNERS, LIMITED

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Other Assets

     Other assets at December 31, 1997 and 1996, include unamortized deferred loan costs of $69,015 and $80,932, respectively, which are amortized over the term of the related borrowing. The amortization expense is included in interest on the statement of operations and changes in partners' deficit. Deferred loan costs are shown net of accumulated amortization.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

NOTE B -- RESTRICTED ESCROWS

     Restricted escrow deposits at December 31, 1997 and 1996 were $69,813 and $66,943, respectively, and consist of a reserve escrow established with a portion of the proceeds of the loan. The funds are used for certain repair work, debt service, expenses and property taxes or insurance. The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of the loan.

NOTE C -- MORTGAGE NOTES PAYABLE

     Mortgage notes payable at December 31, 1997 and 1996, consist of the following:

                                                                 1997         1996
                                                              ----------   -----------
                                                                           (UNAUDITED)
First mortgage note payable in monthly installments of
  $18,981, including interest at 7.83%, due October 2003;
  collateralized by land and buildings......................  $2,477,356   $2,509,760
Second mortgage note payable in interest only monthly
  installments of $524, at a rate of 7.83%, with principal
  due October 2003; collateralized by land and buildings....      80,325       80,325
                                                              ----------   ----------
Principal balance at year end...............................   2,557,681    2,590,085
Less unamortized discount...................................     (33,906)     (38,957)
                                                              ----------   ----------
                                                              $2,523,775    2,551,128
                                                              ==========   ==========

     Scheduled net principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:

1998........................................................   $   35,035
1999........................................................       37,878
2000........................................................       40,953
2001........................................................       44,277
2002........................................................       47,871
Thereafter..................................................    2,351,667
                                                               ----------
                                                               $2,557,681
                                                               ==========

     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

         2653
                          NORTHBROOK PARTNERS, LIMITED

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership and the Project Partnership have no administrative or management employees and are dependent on the General Partner and its affiliates for the management and administration of all partnership activities. The Project Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by the General Partner and its affiliates on behalf of the Partnership and the Project Partnership.

     Transactions with the General Partner and its affiliates are as follows:

                                                               1997        1996
                    TYPE OF TRANSACTION                       AMOUNT      AMOUNT
                    -------------------                       -------   -----------
                                                                        (UNAUDITED)
Property management fee.....................................  $42,038     $42,282
Reimbursement for services of affiliates....................  $22,906     $25,074

     In addition, the General Partner is entitled to a partnership management fee equal to 5% of the Partnership's adjusted cash from operations as distributed, pursuant to the partnership agreement. The General Partner was entitled to a $6,805 partnership management fee during 1997.

     For the period from January 1, 1997, to August 31, 1997, the Partnership insured its property under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner, who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the General Partner by virtue of the agent's obligations was not significant.

         2654


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP
         2655

Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred

         2656

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         2657

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         2658

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         2659

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         2660

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         2661

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         2662

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         2663

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         2664

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         2665

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

       (vii)Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

      (viii)Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

       (xii)Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         2666

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

      (xiii)Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

       (xiv)Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

       (xvi)Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

      (xvii)Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

     (xviii)Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

       (xix)Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

       (xxi)Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

      (xxii)Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         2667

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

       (iii)Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         2668

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         2669

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2670

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2671

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         2672

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2673

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         2674

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         2675

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         2676

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2677

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2678

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2679


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         2680

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         2681


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         2682


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         2683


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         2684


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2685


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         2686

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         2687


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         2688


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2689


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         2690


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         2691


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         2692


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         2693


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         2694


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         2695


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         2696


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2697


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         2698


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         2699


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2700


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         2701

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2702


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         2703

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2704

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Northbrook Apartments, Ltd.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Northbrook Apartments, Ltd. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $26,952 in cash, or 696.75 Common OP Units of the Purchaser, or 1,078.25 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         2705

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property; and



        10. Reviewed information provided by the Company relating to debt encumbering the Property;



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         2706

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         2707

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         2708


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         2709


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         2710

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         2711

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         2712

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         2713


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of

                  Orchard Park Apartments Limited Partnership
                        in exchange for your choice of:

            3.75 of our 8.0% Class Two Partnership Preferred Units;


                    2.50 of our Partnership Common Units; or


                                  $89 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-23 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $89 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         2714

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Orchard Park
    Apartments Limited Partnership.............    S-20
  Comparative Per Unit Data....................    S-21
THE AIMCO OPERATING PARTNERSHIP................    S-22
RISK FACTORS...................................    S-23
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-23
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-23
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-23
    Conflicts of Interest with Respect to the
      Offer....................................    S-23
    Possible Subsequent Offer at a Higher
      Price....................................    S-23
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-23
    Holding Units May Result in Greater Future
      Value....................................    S-24
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-24
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-24
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-24
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-25
    Loss of Future Distributions from Your
      Partnership..............................    S-25
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-25
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-25
    Fundamental Change in Nature of
      Investment...............................    S-25
    Fundamental Change in Number of Properties
      Owned....................................    S-25
    Lack of Trading Market for OP Units........    S-25
    Uncertain Future Distributions.............    S-26
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-26
    Possible Lower Distributions...............    S-26
    Uncertain Terms of Preferred Stock.........    S-26
    Redemption Price of Preferred OP Units.....    S-26
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-26
    Limitations on Effecting a Change of
      Control..................................    S-26
    Limitation on Transfer of OP Units.........    S-26
    Limited Voting Rights of Holders of OP
      Units....................................    S-26
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-26



                                                  PAGE
                                                  -----
    Litigation Associated with Partnership
      Acquisitions.............................    S-26
    Dilution of Interests of Holders of OP
      Units....................................    S-27
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-27
    Possible Increase in Control of Your
      Partnership by Us........................    S-27
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-27
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-27
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-27
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-27
SPECIAL FACTORS TO CONSIDER....................    S-28
BACKGROUND AND REASONS FOR THE OFFER...........    S-28
  Background of the Offer......................    S-28
  Alternatives Considered......................    S-30
  Expected Benefits of the Offer...............    S-31
  Disadvantages of the Offer...................    S-32
VALUATION OF UNITS.............................    S-33
FAIRNESS OF THE OFFER..........................    S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-35
  Fairness to Unitholders who Tender their
    Units......................................    S-36
  Fairness to Unitholders who do not Tender
    their Units................................    S-37
  Comparison of Consideration to Alternative
    Consideration..............................    S-37
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-41
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-46
  General......................................    S-46
  Your Partnership and its Property............    S-46
  Property Management..........................    S-47
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-47
  Capital Replacement..........................    S-48
  Borrowing Policies...........................    S-48
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-49
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-52
THE OFFER......................................    S-55
  Terms of the Offer; Expiration Date..........    S-55
  Acceptance for Payment and Payment for
    Units......................................    S-55
  Procedure for Tendering Units................    S-56
  Withdrawal Rights............................    S-59

         2715


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-59
  Prorations...................................    S-60
  Fractional OP Units..........................    S-60
  Future Plans of the AIMCO Operating
    Partnership................................    S-60
  Voting by the AIMCO Operating Partnership....    S-61
  Dissenters' Rights...........................    S-61
  Conditions of the Offer......................    S-61
  Effects of the Offer.........................    S-64
  Certain Legal Matters........................    S-64
  Fees and Expenses............................    S-66
  Accounting Treatment.........................    S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-68
  Disguised Sale Treatment.....................
  Adjusted Tax Basis...........................    S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-69
  Passive Activity Losses......................    S-69
  Tax Reporting................................    S-70
  Foreign Offerees.............................    S-70
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-70
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-79



                                                  PAGE
                                                  -----
DESCRIPTION OF PREFERRED OP UNITS..............    S-85
  General......................................    S-85
  Ranking......................................    S-85
  Distributions................................    S-85
  Allocation...................................    S-86
  Liquidation Preference.......................    S-86
  Redemption...................................    S-87
  Voting Rights................................    S-87
  Restrictions on Transfer.....................    S-88
  Description of Class I Preferred Stock.......    S-88
  Comparison of Preferred OP Units and Class I
    Preferred Stock............................    S-90
CONFLICTS OF INTEREST..........................    S-94
  Conflicts of Interest with Respect to the
    Offer......................................    S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-94
  Competition Among Properties.................    S-94
  Features Discouraging Potential Takeovers....    S-94
  Future Exchange Offers.......................    S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-95
LEGAL MATTERS..................................    S-96
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         2716

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, AmReal Corporation & GP Real Estate Services, II, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-23 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $4,328,000, less approximately $873,070 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         2717


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         2718


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2013 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.

         2719


     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of

         2720


any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



BACKGROUND AND REASONS FOR THE OFFER


  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of

         2721


the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in August 2014. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         2722


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $7.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $6.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         2723


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         2724

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 9.80% per annum, which resulted in an increase from the initial capitalization rate of 1.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   498,000
Capitalization rate.........................................        11.50%
                                                              -----------
Gross valuation of partnership property.....................  $ 4,328,000
Net Cash Shortfall..........................................      313,366
Plus: Cash and cash equivalents.............................      184,675
Plus: Other partnership assets, net of security deposits....       57,316
Less: Mortgage debt, including accrued interest.............   (3,777,657)
Less: Accounts payable and accrued expenses.................      (34,046)
Less: Other liabilities.....................................      (85,865)
                                                              -----------
Partnership valuation before taxes and certain costs........      985,789
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (873,070)
Less: Closing costs.........................................     (108,200)
                                                              -----------
Estimated net valuation of your partnership.................        4,519
Percentage of estimated net valuation allocated to holders
  of units..................................................        99.00%
                                                              -----------
Estimated net valuation of units............................        4,474
          Total number of units.............................         50.0
                                                              -----------
Estimated valuation per unit................................           89
                                                              ===========
Cash consideration per unit.................................  $        89
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $89 by the $25 liquidation preference of each Preferred OP Unit to get 3.75 Preferred OP Units per unit.

         2725


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $89 by a price of $38.69 to get 2.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:

     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;


     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $     89
Partnership Preferred Units.................................  $     89
Partnership Common Units....................................  $     89
Alternatives:
                                                              Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $     89
  Estimated going concern value.............................  $      0
  Net book value (deficit)..................................  $(47,851)


---------------


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a

         2726

financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Orchard Park Apartments Limited Partnership is a South Carolina limited partnership which was formed in 1983 for the purpose of owning and operating a single apartment property located in Greenville, South Carolina, known as "Orchard Park Apartments." Orchard Park Apartments consists of 172 units and was built in 1983. Your partnership has no employees. As of September 30, 1998, there were 50 units of limited partnership interest issued and outstanding, which were held of record by 48 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $2,675,000 of limited partnership units in 1984. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $0 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate in 2013, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $3,648,375, payable to Life Insurance Co., which bears interest at the rate of 9.75%. The mortgage debt is due in August 2014. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         2727

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 3.75 of our Class Two Partnership Preferred Units;



     - 2.50 of our Partnership Common Units; or



     - $89 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 50 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 3.75 Preferred OP Units, 2.50 Common OP Units, or $89 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         2728

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         2729


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $89 in cash, 3.75 Preferred OP Units or 2.50 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         2730


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $89.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $5,000 for the fiscal year ended December 31, 1998. The property manager received management fees of $61,059 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,113 will be required to purchase all of the units sought in our offer, if such units are tendered for cash. We will obtain all such funds from cash from operations, equity issuances and short term borrowings.

         2731

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         2732

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         2733

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         2734


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         2735


  SUMMARY FINANCIAL INFORMATION OF ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



     The summary financial information of Orchard Park Apartments Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Orchard Park Apartments Limited Partnership for the years ended December 31, 1997 and 1996 is based on unaudited financial statements. The December 31, 1995, 1994, and 1993 information is based on unaudited financial information, which is not included in this Prospectus Supplement. This information should be read in conjunction with such unaudited financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



                                      FOR THE NINE MONTHS
                                      ENDED SEPTEMBER 30,                  FOR THE YEAR ENDED DECEMBER 31,
                                     ---------------------   ------------------------------------------------------------
                                        1998        1997        1997         1996        1995        1994         1993
                                     ----------   --------   ----------   ----------   --------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues...................  $      885   $    887   $    1,215   $    1,239   $  1,227   $    1,166   $    1,023
  Net Income/(Loss)................         (50)       (35)         (53)         (97)       (13)         (62)         (93)
  Net Income per limited
    partnership unit...............   (1,000.00)   (700.00)   (1,040.00)   (1,920.00)   (260.00)   (1,220.00)   (1,840.00)
  Distributions per limited
    partnership unit...............          --         --           --           --         --           --           --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital).......................          --         --           --           --         --           --           --



                                 SEPTEMBER 30,                                        DECEMBER 31,
                          ---------------------------   ------------------------------------------------------------------------
                              1998           1997           1997           1996           1995           1994           1993
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                           (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash
    Equivalents.........  $        172   $        155   $        190   $        174   $        161   $         81   $         24
  Real Estate, Net of
    Accumulated
    Depreciation........         2,323          2,520          2,487          2,624          2,783          2,937          3,076
  Total Assets..........         2,757          2,932          2,869          3,093          3,161          3,240          3,374
  Notes Payable.........         3,673          3,765          3,743          3,828          3,906          3,977          4,041
General Partners'
  Capital/ (Deficit)....           (37)           (35)           (36)           (35)           (34)           (34)           (33)
Limited Partners'
  Capital/ (Deficit)....        (1,041)          (975)          (992)          (940)          (844)          (831)          (770)
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------
Partners' Capital
  (Deficit).............        (1,078)        (1,010)        (1,028)          (975)          (878)          (865)          (803)
Total Distributions.....            --             --             --             --             --             --             --
Book value per limited
  partnership unit......    (20,820.00)    (19,500.00)    (19,840.00)    (18,800.00)    (16,880.00)    (16,620.00)    (15,400.00)
Net increase (decrease)
  in cash and cash
  equivalents...........           (18)           (19)            16             13             80             57             17
Net cash provided by
  operating
  activities............            61            113            194            153            210            187            108
Ratio of earnings to
  fixed charges.........        0.82/1         0.87/1         0.86/1         0.74/1         0.97/1         0.84/1         0.76/1

         2736

                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                               ORCHARD
                                                                                 PARK
                                                                 AIMCO        APARTMENTS
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $6.25            $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $7.50            $0

         2737

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

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                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $4,328,000 less approximately $873,070 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         2739


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         2740


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



     LACK OF AVAILABILITY OF AUDITED FINANCIAL STATEMENTS. The unaudited financial statements of Orchard Park Apartments Limited Partnership have been prepared from the books and records of the Partnership in accordance with generally accepted accounting principles. An audit of the Partnership's financial statements could not be completed because the General Partner does not have sufficient audit evidence to support the historical capitalized costs of the Partnership's property, including the initial construction, which occurred in 1983. Nevertheless, the General Partner believes that such financial statements appropriately reflect the financial condition and results of operations of the Partnership for the periods presented in accordance with generally accepted accounting principles.


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2013 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.

         2741

     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

         2742

     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.

         2743


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.6% interest, consisting of a 0% limited partnership interest and a 1.6% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         2744


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         2745

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. However, no assurance can be given as to future operating results or as to the results of any attempts to sell any property owned by your partnership.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in August 2014. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would

         2746

be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.


     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require an affirmative vote by holders of more than 50% of the outstanding units. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.

         2747


     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $7.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $6.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true

         2748


       value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 9.80% per annum, which resulted in an increase from the initial capitalization rate of 1.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate resulting in a final capitalization rate of 11.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We

         2749

       divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $497,676              11.50%        $4,328,000


---------------


     (1) The total net operating income is equal to total revenues of $497,676, less total expenses of $659,592 and recurring replacement costs of $51,600.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $4,519. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99.00% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $   498,000
Capitalization rate.........................................        11.50%
                                                              -----------
Gross valuation of partnership properties...................  $ 4,328,000
Net Cash Shortfall..........................................      313,366
Plus: Cash and cash equivalents.............................      184,675
Plus: Other partnership assets, net of security deposits....       57,316
Less: Mortgage debt, including accrued interest.............   (3,777,657)
Less: Accounts payable, including accrued expenses..........      (34,046)
Less: Other liabilities.....................................      (85,865)
                                                              -----------
Partnership valuation before taxes and certain costs........      985,789
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (873,070)
Less: Closing costs.........................................     (108,200)
                                                              -----------
Estimated net valuation of your partnership.................        4,519
Percentage of estimated net valuation allocated to holders
  of units..................................................        99.00%
                                                              -----------
Estimated net valuation of units............................        4,474
          Total number of units.............................         50.0
                                                              -----------
Estimated valuation per unit................................           89
                                                              ===========
Cash consideration per unit.................................           89
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $89 by the $25 liquidation preference of each Preferred OP Unit to get 3.75 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $89 by a price of $38.69 to get 2.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         2750


     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which $4,519 or 0.00% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net loss of your partnership has increased from $35,000 for the nine months ended September 30, 1997 to $50,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.
         2751

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $89, based on a total estimated value of your partnership's property of $4,328,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $7.50 per year on the number of Preferred OP Units, or distributions of $6.25 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0 per unit. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your

         2752

units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         2753


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 2013, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $     89
Partnership preferred units.................................        89(1)
Partnership common units....................................        89(1)
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $     89
  Estimated going concern value.............................  $      0
  Net book value (deficit)..................................  $(47,851)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



     Adjuster's International, Inc. ("AI") is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property, determining the physical condition of the property and what repairs are needed and then estimating the cost of such repairs based upon its experience in making such estimates. AI was retained by us because of its experience in evaluating needed repairs of real property and paid $2,500 by us for its reports. Such payments were not contingent upon completion of the offer. AI has no material relationship with us or our affiliates except for such reports and AI has conducted, is currently conducting and may in the future conduct similar analyses of other property held by us and our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of the reports, which are not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The

         2754

liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30.0%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $0 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book (deficit) per unit is $47,851 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.

         2755


  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $0 per unit, going concern value of $0 per unit and liquidation value of $0 per unit. For an explanation of how Stanger determined such values see "Stanger
Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents discounts to the offer price of $89. In light of these discounts and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or

         2756

expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $1,214,823
Operating Expenses..........................................    (644,646)
Replacement Reserves -- Net.................................     (52,814)
Debt Service................................................    (455,128)
Capital Expenditures........................................     (19,900)
                                                              ----------
          Net Cash Flow.....................................  $   42,335
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including,

         2757

but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

         2758


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 11.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $873,070. Stanger observed that your partnership liquidation value was negative and therefore deemed zero. Stanger observed that we assigned a minimum unit value of $89.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $498,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $10,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 12.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 14.0%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was negative and therefore deemed zero.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no limited partnership units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $89 per unit is equal to management's minimum price value, and reflects an 89% premium to management's estimate of going concern value of $0. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5,

         2759


1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.0%, transaction costs of 2.5% to 5.0%, growth rates of 3.0% and a terminal capitalization rate of 10.5%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the net asset value and liquidation value Stanger adjusted its estimates of value for the cost of adverse market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30.0% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30.0% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more that 75% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $0, $0, and $0, as compared to the $89 offer price. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated

         2760

to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         2761

                                YOUR PARTNERSHIP


GENERAL



     Orchard Park Apartments Limited Partnership, is a South Carolina limited partnership which completed a private offering in 1983. Insignia acquired the general partner of your partnership in December 1990. AIMCO acquired Insignia in October 1998. There are currently a total of 48 limited partners of your partnership and a total of 50 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed in 1983 for the purpose of owning an apartment property located in Greenville, South Carolina, known as "Orchard Park Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1983 and consists of 172 apartment units. There are 80 one-bedroom apartments, and 92 two-bedroom apartments . Your partnership's property had an average occupancy rate of approximately 93.34% in 1998, 97.09% in 1997 and 97.09% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Your partnership has received a report from Adjuster's International, Inc. ("AI") that your partnership's property needs deferred maintenance of $873,000 primarily for roofing, gutters, parking and exterior upgrade. AI is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property and then estimating needed repairs for each part of the building inspected. AI was retained by and paid $2,500 by us for its report and has conducted and may in the future conduct similar analyses of other properties held by our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of report, which is not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



     Budgeted renovations for 1999 total $873,070 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, gutters and downspouts, plumbing, stairwells, drives and parking lot, landscape and irrigation, and drainage.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $526    $534    $519    $484    $450



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $87,127 of $4,600,000 of assessed valuation with a current yearly tax rate of 1.89%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 1.93% of such improvements.

         2762


PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partner is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2013 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 93% and $506, respectively, at December 31, 1998, compared to 97% and $526, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects rental rates to improve in the near future because the local economy is on an upward swing. In addition, the general partner noted that it expects to spend approximately $873,050 for initial capital expenditures at the property in 1999 to repair the property's roofing, gutters, plumbing, stairwells, parking lots, irrigation and drainage. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.

         2763


CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $3,648,375, payable to Life Insurance Co., which bears interest at a rate of 9.75%. The mortgage debt is due on August 2014. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,675,000 of limited partnership units in 1983. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, the general partner of your partnership is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership and its affiliates are not liable to your partnership or any limited partner for any loss or damage that may be caused by any acts performed or any failure to act by any of them if such acts were done in good faith pursuant to authority granted to promote the interests of your partnership, which do not constitute fraud, gross negligence or willful misconduct. Moreover, the general partner is not liable to your partnership or the limited partner because any taxing authorities disallowed or adjusted any deductions or credits in your partnership income tax return. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is owned by AIMCO. See "Conflicts of Interest."



     The general partner and its affiliates are entitled to indemnification by your partnership against any loss or damage resulting from any act or omission performed or omitted in good faith and in accordance with the authority granted to it to promote the interests of your partnership; provided that such acts do not constitute

         2764


fraud, gross negligence or intentional misconduct. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $53,500. From 1993 through 1998 your partnership has paid no distributions.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that no units have been transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.2% interest in your partnership, including no units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
                                                              Not
1994........................................................  Available
                                                              Not
1995........................................................  Available
1996........................................................     $5,000
1997........................................................      5,000
1998........................................................      5,000

         2765


     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
                                                              Not
1994........................................................  Available
1995........................................................  $61,000
1996........................................................   61,972
1997........................................................   57,524
1998........................................................   61,059



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         2766


                         SELECTED FINANCIAL INFORMATION


                        OF ORCHARD PARK APARTMENTS L.P.



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Orchard Park Apartments Limited Partnership taken from the financial information described above. The amounts for 1995, 1994 and 1993 have been derived from financial statements which are not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                             ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP
                                           -------------------------------------------------------------------------------
                                              SEPTEMBER 30,                             DECEMBER 31,
                                           -------------------     -------------------------------------------------------
                                            1998        1997        1997        1996        1995        1994        1993
                                           -------     -------     -------     -------     -------     -------     -------
                                                                (IN THOUSANDS, EXCEPT PER UNIT DATA)
Cash and Cash Equivalents................  $   172     $   155     $   190     $   174     $   161     $    81     $    24
Land & Building..........................    5,620       5,587       5,611       5,518       5,456       5,397       5,331
Accumulated Depreciation.................   (3,297)     (3,067)     (3,124)     (2,894)     (2,673)     (2,460)     (2,255)
Other Assets.............................      262         257         192         295         217         222         274
                                           -------     -------     -------     -------     -------     -------     -------
        Total Assets.....................  $ 2,757     $ 2,932     $ 2,869     $ 3,093     $ 3,161     $ 3,240     $ 3,374
                                           =======     =======     =======     =======     =======     =======     =======
Notes Payable............................  $ 3,673     $ 3,765     $ 3,743     $ 3,828     $ 3,906     $ 3,977     $ 4,041
Other Liabilities........................      162         177         154         240         133         128         136
                                           -------     -------     -------     -------     -------     -------     -------
        Total Liabilities................  $ 3,835     $ 3,942     $ 3,897     $ 4,068     $ 4,039     $ 4,105     $ 4,177
                                           -------     -------     -------     -------     -------     -------     -------
        Partners Deficit.................  $(1,078)    $(1,010)    $(1,028)    $  (975)    $  (878)    $  (865)    $  (803)
                                           =======     =======     =======     =======     =======     =======     =======



                                                               ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP
                                           ------------------------------------------------------------------------------------
                                            FOR THE NINE MONTHS
                                            ENDED SEPTEMBER 30,                  FOR THE YEAR ENDED DECEMBER 31,
                                           ---------------------   ------------------------------------------------------------
                                              1998        1997        1997         1996        1995        1994         1993
                                           ----------   --------   ----------   ----------   --------   ----------   ----------
                                                                   (IN THOUSANDS, EXCEPT PER UNIT DATA)
Rental Revenue...........................  $      791   $    801   $    1,086   $    1,103   $  1,072   $    1,000   $      928
Other Income.............................          94         86          129          136        155          166           95
                                           ----------   --------   ----------   ----------   --------   ----------   ----------
        Total Revenue....................  $      885   $    887   $    1,215   $    1,239   $  1,227   $    1,166   $    1,023
                                           ----------   --------   ----------   ----------   --------   ----------   ----------
Operating Expenses.......................  $      424   $    412   $      569   $      642   $    545   $      529   $      464
Depreciation.............................         173        173          230          221        213          205          199
Interest Expense.........................         271        278          372          377        385          390          388
Property Taxes...........................          67         59           97           96         97          104           65
                                           ----------   --------   ----------   ----------   --------   ----------   ----------
        Total Expenses...................  $      935   $    922   $    1,268   $    1,336   $  1,240   $    1,228   $    1,116
                                           ----------   --------   ----------   ----------   --------   ----------   ----------
Net loss before ordinary items...........  $      (50)  $    (35)  $      (53)  $      (97)  $    (13)  $      (62)  $      (93)
Extraordinary Items......................          --         --           --           --         --           --           --
                                           ----------   --------   ----------   ----------   --------   ----------   ----------
Net loss.................................  $      (50)  $    (35)  $      (53)  $      (97)  $    (13)  $      (62)  $      (93)
                                           ==========   ========   ==========   ==========   ========   ==========   ==========
Net Income per limited partnership
  unit...................................  $(1,000.00)  $(700.00)  $(1,040.00)  $(1,920.00)  $(260.00)  $(1,220.00)  $(1,840.00)
                                           ==========   ========   ==========   ==========   ========   ==========   ==========
Distributions per limited partnership
  unit...................................  $       --   $     --   $       --   $       --   $     --   $       --   $       --
                                           ==========   ========   ==========   ==========   ========   ==========   ==========

         2767


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997.



     NET INCOME



     Your Partnership incurred a net loss of $50,000 for the nine months ended September 30, 1998, compared to $35,000 for the nine months ended September 30, 1997. The increase in net loss of $15,000 was primarily the result of an increase in operating expenses. These changes are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $885,000 for the nine months ended September 30, 1998, compared to $887,000 for the nine months ended September 30, 1997, a decrease of $2,000. Overall, the change in revenues was flat for the two periods. Rental revenues decreased by $10,000, due primarily to a reduction in average rental rates of 0.8% while occupancy remained at 93%, consistent with the prior period. The decrease in rental revenues was offset by an $8,000 increase in other income.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $424,000 for the nine months ended September 30, 1998, compared to $412,000 for the nine months ended September 30, 1997, an increase of $12,000, or 2.91%. This increase is due to slightly higher advertising and property maintenance costs. Interest expense decreased $7,000, which is the result of a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period. Property taxes increased $8,000 due to estimated increases in the assessed amount and rate. Depreciation expense for the nine months ended September 30, 1998 was comparable to the similar period in the prior year.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership incurred a net loss of $53,000 for the year ended December 31, 1997, compared to a net loss of $97,000 for the year ended December 31, 1996. The decrease in net loss of $44,000 was primarily the result of a decrease in expenses, offset by a slight decrease in revenues. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,215,000 for the year ended December 31, 1997, compared to $1,239,000 for the year ended December 31, 1996, a decrease of $24,000, or 1.94%. The Partnership was able to raise rental rates an average of 2.8%; however, this was partially offset by a 4.2% decrease in occupancy. The Partnership also experienced a $13,000 increase in bad debts during 1997 due to an increase in delinquent tenants and the move-out of tenants with outstanding past due rent.

         2768


     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $569,000 for the year ended December 31, 1997, compared to $642,000 for the year ended December 31, 1996, a decrease of $73,000 or 11.37%. This decrease is due primarily to lower maintenance expenses as less expensive projects were undertaken at the property during 1997, as compared to 1996. Management expenses totaled $58,000 for the year ended December 31, 1997, compared to $62,000 for the year ended December 31, 1996, a decrease of $4,000, or 6.45%. The decrease resulted from lower revenues as management fees are calculated based on a percentage of revenue.



     DEPRECIATION EXPENSE



     Depreciation expense increased $9,000 (4.07%) to $230,000 due primarily to capitalized additions to the investment property during the year ended December 1997.



     INTEREST EXPENSE



     Interest expense totaled $372,000 for the year ended December 31, 1997, compared to $377,000 for the year ended December 31, 1996, a decrease of $5,000, or 1.33%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership incurred a net loss of $97,000 for the year ended December 31, 1996, compared to a net loss of $13,000 for the year ended December 31, 1995. The increase in net loss of $84,000 was primarily the result of an increase in operating expenses, partially offset by a slight increase in revenues. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,239,000 for the year ended December 31, 1996, compared to $1,227,000 for the year ended December 31, 1995, an increase of $12,000, or 0.98%. This increase is due primarily to a 2.9% increase in rental rates, offset by decreases in utility collections, laundry and other income.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $642,000 for the year ended December 31, 1996, compared to $545,000 for the year ended December 31, 1995, an increase of $97,000 or 17.8%. This increase is due to extensive interior and exterior maintenance projects undertaken at the property during 1996, with less expensive projects during 1995. Management expenses totaled $62,000 for the year ended December 31, 1996, compared to $61,000 for the year ended December 31, 1995, an increase of $1,000, or 1.64%.



     DEPRECIATION EXPENSE



     Depreciation expense increased $8,000 (3.76%) to $221,000 due primarily to capitalized additions to the investment property during the year ended December 13, 1996.

         2769


     INTEREST EXPENSE



     Interest expense totaled $377,000 for the year ended December 31, 1996, compared to $385,000 for the year ended December 31, 1995, a decrease of $8,000, or 2%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $172,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $3,673,000. The mortgage requires monthly payments of approximately $38,000 until maturity in August, 2014. The note is collateralized by pledge of land and buildings and has a stated interest rate of 9.75%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         2770

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 50 units of your partnership (up to 12.5 units) for consideration per unit of (i) 3.75 Preferred OP Units, (ii) 2.50 Common OP Units, or (iii) $89 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         2771

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         2772

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         2773

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         2774

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         2775

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         2776


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         2777


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         2778

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         2779


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         2780


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         2781


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         2782

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         2783

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         2784


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         2785

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         2786


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         2787

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under South Carolina law.               as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash From Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2013.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
a joint venture interest in Orchard Park          Partnership is to conduct any business that
Associates Joint Venture, a South Carolina        may be lawfully conducted by a limited
joint venture, which owns and operates your       partnership organized pursuant to the
partnership's property for capital                Delaware Revised Uniform Limited Part-
appreciation and the production of income.        nership Act (as amended from time to time,
Subject to restrictions contained in your         or any successor to such statute) (the
partnership's agreement of limited                "Delaware Limited Partnership Act"),
partnership, your partnership may perform         provided that such business is to be
any acts to accomplish the foregoing includ-      conducted in a manner that permits AIMCO to
ing, without limitation, borrowing funds and      be qualified as a REIT, unless AIMCO ceases
creating liens.                                   to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         2788
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership by      AIMCO Operating Partnership for any
selling not more than 50 units for cash and       partnership purpose from time to time to the
notes to selected persons who fulfill the         limited partners and to other persons, and
requirements set for your partnership's           to admit such other persons as additional
agreement of limited partnership. The             limited partners, on terms and conditions
capital contribution need not be equal for        and for such capital contributions as may be
all limited partners and no action or             established by the general partner in its
consent is required in connection with the        sole discretion. The net capital
admission of any additional limited               contribution need not be equal for all OP
partners.                                         Unitholders. No action or consent by the OP
                                                  Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
make loans to your partnership as the             contribute funds or other assets to its
general partner, in its sole discretion,          subsidiaries or other persons in which it
deems necessary for payment of any                has an equity investment,

         2789
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partnership obligations and expenses. Such        and such persons may borrow funds from the
loans will bear interest charged at a rate        AIMCO Operating Partnership, on terms and
1% above the prime interest rate of Citibank      conditions established in the sole and
N.A., New York, New York, but in no event         absolute discretion of the general partner.
will exceed the maximum legal rate and will       To the extent consistent with the business
be repaid from the first net revenues from        purpose of the AIMCO Operating Partnership
operations available prior to any                 and the permitted activities of the general
distributions to limited partners. Your           partner, the AIMCO Operating Partnership may
partnership may not contract with the             transfer assets to joint ventures, limited
general partner and its affiliates other          liability companies, partnerships,
than as set forth in your partnership's           corporations, business trusts or other
agreement of limited partnership, nor make        business entities in which it is or thereby
loans to the general partner.                     becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money and, if security       contains no restrictions on borrowings, and
is required therefor, to mortgage or subject      the general partner has full power and
to any other security device any partnership      authority to borrow money on behalf of the
assets upon such terms and in such amounts        AIMCO Operating Partnership. The AIMCO
as the general partner deems, in its              Operating Partnership has credit agreements
reasonable discretion, to be in the best          that restrict, among other things, its
interests of your partnership.                    ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles limited partners and         written demand with a statement of the
their representatives to inspect and examine      purpose of such demand and at such OP
the books and records of account at the           Unitholder's own expense, to obtain a
principal place of business of your               current list of the name and last known
partnership or such other place or places as      business, residence or mailing address of
may be determined from the general partner        the general partner and each other OP
from time to time during normal business          Unitholder.
hours upon reasonable notice.



                               Management Control


The general partner of your partnership is        All management powers over the business and
solely responsible for the management of          affairs of the AIMCO Operating Partnership
your partnership's business with all rights       are vested in AIMCO-GP, Inc., which is the
and powers generally conferred by law or          general partner. No OP Unitholder has any
necessary, advisable or consistent in             right to participate in or exercise control
connection therewith. The general partner         or management power over the business and
must perform such reasonable acts as may be       affairs of the AIMCO Operating Partner-
consis-

         2790
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

tent with good business practices in its          ship. The OP Unitholders have the right to
performance as general partner. No limited        vote on certain matters described under
partner may take part in or interfere in any      "Comparison of Your Units and AIMCO OP
manner with the conduct or control of the         Units -- Voting Rights" below. The general
business of your partnership or have the          partner may not be removed by the OP
right or authority to act for or bind your        Unitholders with or without cause.
partnership.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates are not       Agreement, the general partner is not liable
liable to your partnership or any limited         to the AIMCO Operating Partnership for
partner for any loss or damage that may be        losses sustained, liabilities incurred or
caused by any acts performed or any failure       benefits not derived as a result of errors
to act by any of them if such acts were done      in judgment or mistakes of fact or law of
in good faith pursuant to authority granted       any act or omission if the general partner
to promote the interests of your                  acted in good faith. The AIMCO Operating
partnership, which do not constitute fraud,       Partnership Agreement provides for
gross negligence or willful misconduct.           indemnification of AIMCO, or any director or
Moreover, the general partner is not liable       officer of AIMCO (in its capacity as the
to your partnership or the limited partner        previous general partner of the AIMCO
because any taxing authorities disallowed or      Operating Partnership), the general partner,
adjusted any deductions or credits in your        any officer or director of general partner
partnership income tax return. In addition,       or the AIMCO Operating Partnership and such
the general partner and its affiliates are        other persons as the general partner may
entitled to indemnification by your               designate from and against all losses,
partnership against any loss or damage            claims, damages, liabilities, joint or
resulting from any act or omission performed      several, expenses (including legal fees),
or omitted in good faith and in                   fines, settlements and other

         2791
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

accordance with the authority granted to it       amounts incurred in connection with any
to promote the interests of your                  actions relating to the operations of the
partnership; provided that such acts do not       AIMCO Operating Partnership, as set forth in
constitute fraud, gross negligence or             the AIMCO Operating Partnership Agreement.
intentional misconduct.                           The Delaware Limited Partnership Act
                                                  provides that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, a general partner of         partner has exclusive management power over
your partnership may be removed for fraud,        the business and affairs of the AIMCO
gross negligence or willful misconduct upon       Operating Partnership. The general partner
the affirmative vote of the limited partners      may not be removed as general partner of the
owning more than 50% of the outstanding           AIMCO Operating Partnership by the OP
units. Such affirmative vote is also              Unitholders with or without cause. Under the
required to elect a substitute general            AIMCO Operating Partnership Agreement, the
partner. A general partner may resign if          general partner may, in its sole discretion,
such resignation does not cause a default         prevent a transferee of an OP Unit from
under or result in the acceleration of the        becoming a substituted limited partner
repayment of any loan secured by your             pursuant to the AIMCO Operating Partnership
partnership's property and sixty days prior       Agreement. The general partner may exercise
to the effective date of such resignation         this right of approval to deter, delay or
the general partner nominates a substitute        hamper attempts by persons to acquire a
general partner willing and able to serve as      controlling interest in the AIMCO Operating
such. A limited partner may not transfer his      Partnership. Additionally, the AIMCO
interests in your partnership without the         Operating Partnership Agreement contains
consent of the general partner.                   restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Amendments to your partnership's agreement        With the exception of certain circumstances
of limited partnership may be proposed by         set forth in the AIMCO Operating Partnership
the limited partners owning at least 20% of       Agreement, whereby the general partner may,
the then outstanding limited partnership          without the consent of the OP Unitholders,
interests. Approval by a majority of the          amend the AIMCO Operating Partnership
then outstanding limited partnership              Agreement, amendments to the AIMCO Operating
interests is necessary to effect an               Partnership Agreement require the consent of
amendment to your partnership's agreement of      the holders of a majority of the outstanding
limited partnership. The general partner may      Common OP Units, excluding AIMCO and certain
amend your partnership's agreement of             other limited exclusions (a "Majority in
limited partnership as required by law or
necessary

         2792
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

to effect changes which do not adversely          Interest"). Amendments to the AIMCO
affect the rights or increase the                 Operating Partnership Agreement may be
obligations of limited partners.                  proposed by the general partner or by
                                                  holders of a Majority in Interest. Following
                                                  such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership and applicable law, a         gross negligence, no OP Unitholder has
limited partner, unless he is deemed to be        personal liability for the AIMCO Operating
taking part in the control of the business,       Partnership's debts and obligations, and
is not bound by or personally liable for any      liability of the OP Unitholders for the
of the expenses, liabilities or obligations       AIMCO Operating Partnership's debts and
of your partnership beyond the amount             obligations is generally limited to the
contributed by the limited partner to the         amount of their investment in the AIMCO
capital of your partnership, its notes for        Operating Partnership. However, the
capital contributions to your partnership,        limitations on the liability of limited
the limited partner's share of undistributed      partners for the obligations of a limited
profits of your partnership and any property      partnership have not been clearly
wrongly paid or convey to him on account of       established in some states. If it were
his contribution, including, but not limited      determined that the AIMCO Operating Part-
to, money or property to which creditors          nership had been conducting business in any
were legally entitled.                            state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partner-

         2793
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship's obligations to the same extent as the
                                                  general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner has      relevant partnership agreement, Delaware law
an overriding fiduciary obligation to your        generally requires a general partner of a
partnership. However, your partnership's          Delaware limited partnership to adhere to
agreement of limited partnership provides         fiduciary duty standards under which it owes
that any partner or affiliate may engage in       its limited partners the highest duties of
or possess an interest in other business          good faith, fairness and loyalty and which
ventures of every nature and description,         generally prohibit such general partner from
including the acquisition, ownership,             taking any action or engaging in any
financing, leasing, operation, management,        transaction as to which it has a conflict of
syndication, brokerage, sale, construction        interest. The AIMCO Operating Partnership
and development of real property, which may       Agreement expressly authorizes the general
be located in the market area or vicinity of      partner to enter into, on behalf of the
your partnership's property and neither your      AIMCO Operating Partnership, a right of
partnership nor any other partners will have      first opportunity arrangement and other
any rights in or to such independent              conflict avoidance agreements with various
ventures or the income or profits derived         affiliates of the AIMCO Operating
therefrom. In addition, the general partner       Partnership and the general partner, on such
is not required to devote all of its time or      terms as the general partner, in its sole
business efforts to the affairs of your           and absolute discretion, believes are
partnership, but must devote so much of its       advisable. The AIMCO Operating Partnership
time and attention to your partnership as is      Agreement expressly limits the liability of
necessary and advisable to successfully           the general partner by providing that the
manage the affairs of your partnership.           general partner, and its officers and
                                                  directors will not be liable or accountable
In general, your partnership's agreement of       in damages to the AIMCO Operating
limited partnership and the AIMCO Operating       Partnership, the limited partners or as-
Partnership Agreement have limitations on         signees for errors in judgment or mistakes
the liability of the general partner but          of fact or law or of any act or omission if
such limitations differ in terms and provide      the general partner or such director or
more protection for the general partner of        officer acted in good faith. See
the AIMCO Operating Partnership.                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.

                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset

         2794
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."

                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).

                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.

                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital

         2795
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


An affirmative vote by            Except as otherwise required      Under the AIMCO Operating
holders of more than 50% of       by applicable law or in the       Partnership Agreement, the
the outstanding units is          AIMCO Operating Partnership       OP Unitholders have voting
necessary for the sale of         Agreement, the holders of         rights only with respect to
your partnership's property,      the Preferred OP Units will       certain limited matters such
the sale or other disposal        have the same voting rights       as certain amendments and
of all or substantially all       as holders of the Common OP       termination of the AIMCO
of the assets of your             Units. See "Description of        Operating Partnership
partnership, an amendment to      OP Units" in the accompany-       Agreement and certain
your partnership's agreement      ing Prospectus. So long as        transactions such as the
of limited partnership, the       any Preferred OP Units are        institution of bankruptcy
removal of the general            outstanding, in addition to       proceedings, an assignment
partner for fraud, gross          any other vote or consent of      for the benefit of creditors
negligence or willful             partners required by law or       and certain transfers by the
misconduct, the election and      by the AIMCO Operating            general partner of its
admission of a substitute         Partnership Agreement, the        interest in the AIMCO
general partner upon the          affirmative vote or consent       Operating Partnership or the
retirement of the general         of holders of at least 50%        admission of a successor
partner, the election of a        of the outstanding Preferred      general partner.
trustee to liquidate and          OP Units will be necessary
distribute your                   for effecting any amendment       Under the AIMCO Operating
partnership's assets in           of any of the provisions of       Partnership Agreement, the
certain circumstances and         the Partnership Unit              general partner has the
the dissolution of your           Designation of the Preferred      power to effect the
partnership before the            OP Units that materially and      acquisition, sale, transfer,
expiration of its terms. The      adversely affects the rights      exchange or other
consent of the general part-      or preferences of the             disposition of any assets of
ner also required to sell         holders of the Preferred OP       the AIMCO Operating
your partnership's property,      Units. The creation or            Partnership (including, but
sell or dispose of all or         issuance of any class or          not limited to, the exercise
substantially all of the          series of partnership units,      or grant of any conversion,
assets of your partnership,       including, without                option, privilege or
amend your partnership's          limitation, any partner-          subscription right or any
agreement of limited              ship units that may have          other right available in
partnership and terminate         rights senior or superior to      connection with any assets
your partnership.                 the Preferred OP Units,           at any time held by the
                                  shall not be deemed to            AIMCO Operating Partnership)
The general partner may           materially adversely affect       or the merger,
cause the dissolution of          the rights or preferences of      consolidation,
your partnership by retiring      the holders of Preferred OP       reorganization or other
unless all of the limited         Units. With respect to the        combination of the AIMCO
partners agree to continue        exercise of the above             Operating Partnership with
your partnership and elect a      described voting rights,          or into another entity, all
successor to the general          each Preferred OP Units           without the consent of the
partner by a vote of the          shall have one (1) vote per       OP Unitholders.
holders of more than 50% of       Preferred OP Unit.
the then outstanding units.                                         The general partner may
                                                                    cause the dissolution of the
In general, you have greater                                        AIMCO Operating Partnership
voting rights in your                                               by an "event of withdrawal,"
partnership than you will                                           as defined in the Delaware
have as an OP Unitholder. OP                                        Limited Partnership Act
Unitholders cannot remove                                           (including, without limi-
the general partner of the                                          tation, bankruptcy), unless,
AIMCO Operating Partnership.

         2796
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.

                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tribution from Net Cash From      at the rate of $0.50 per          or such portion as the
Operations are distributed        Preferred OP Unit; provided,      general partner may in its
not less often than               however, that at any time         sole and absolute discretion
quarterly. Any proceeds           and from time to time on or       determine, of Available Cash
received from the sale or         after the fifth anniversary       (as defined in the AIMCO
refinancing of your partner-      of the issue date of the          Operating Partnership
ship's property will be           Preferred OP Units, the           Agreement) generated by the
distributed in accordance         AIMCO Operating Partnership       AIMCO Operating Partnership
with your partnership's           may adjust the annual             during such quarter to the
agreement of limited part-        distribution rate on the          general partner, the special
nership. The distributions        Preferred OP Units to the         limited partner and the
payable to the partners are       lower of (i) 2.00% plus the       holders of Common OP Units
not fixed in amount and           annual interest rate then         on the record date es-
depend upon the operating         applicable to U.S. Treasury       tablished by the general
results and net sales or          notes with a maturity of          partner with respect to such
refinancing proceeds              five years, and (ii) the          quarter, in accordance with
available from the                annual dividend rate on the       their respective interests
disposition of your part-         most recently issued AIMCO        in the AIMCO Operating
nership's assets.                 non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the
                                  Such distributions will be

         2797
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  cumulative from the date of       future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his interests to         for the Preferred OP Units        for the OP Units. The AIMCO
any other person and be           and the Preferred OP Units        Operating Partnership
substituted by such trans-        are not listed                    Agreement re-

         2798
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

feree if such transfer is         on any securities exchange.       stricts the transferability
made in compliance with the       The Preferred OP Units are        of the OP Units. Until the
securities law and in your        subject to restrictions on        expiration of one year from
partnership's agreement of        transfer as set forth in the      the date on which an OP
limited partnership, the          AIMCO Operating Partnership       Unitholder acquired OP
transferee makes the repre-       Agreement.                        Units, subject to certain
sentations required by your                                         exceptions, such OP
partnership's agreement of        Pursuant to the AIMCO             Unitholder may not transfer
limited partnership, a            Operating Partnership             all or any portion of its OP
written instrument                Agreement, until the              Units to any transferee
evidencing the transfer is        expiration of one year from       without the consent of the
duly executed and                 the date on which a holder        general partner, which
acknowledged, the interest        of Preferred OP Units             consent may be withheld in
transferred is not less than      acquired Preferred OP Units,      its sole and absolute
one unit, except in limited       subject to certain                discretion. After the
circumstances consent may be      exceptions, such holder of        expiration of one year, such
withheld, the general             Preferred OP Units may not        OP Unitholder has the right
partner consents which in         transfer all or any portion       to transfer all or any
the sole discretion of the        of its Preferred OP Units to      portion of its OP Units to
general partner, the              any transferee without the        any person, subject to the
transfer fee is paid and          consent of the general            satisfaction of certain con-
such additional conditions        partner, which consent may        ditions specified in the
as are set forth in your          be withheld in its sole and       AIMCO Operating Partnership
partnership's agreement of        absolute discretion. After        Agreement, including the
limited partnership are           the expiration of one year,       general partner's right of
satisfied.                        such holders of Preferred OP      first refusal. See
                                  Units has the right to            "Description of OP Units --
There are no redemption           transfer all or any portion       Transfers and Withdrawals"
rights associated with your       of its Preferred OP Units to      in the accompanying
units.                            any person, subject to the        Prospectus.
                                  satisfaction of certain
                                  conditions specified in the       After the first anniversary
                                  AIMCO Operating Partner-          of becoming a holder of
                                  ship Agreement, including         Common OP Units, an OP
                                  the general partner's right       Unitholder has the right,
                                  of first refusal.                 subject to the terms and
                                                                    conditions of the AIMCO
                                  After a one-year holding          Operating Partnership
                                  period, a holder may redeem       Agreement, to require the
                                  Preferred OP Units and            AIMCO Operating Partnership
                                  receive in exchange               to redeem all or a portion
                                  therefor, at the AIMCO Oper-      of the Common OP Units held
                                  ating Partnership's option,       by such party in exchange
                                  (i) subject to the terms of       for a cash amount based on
                                  any Senior Units (as defined      the value of shares of Class
                                  below), cash in an amount         A Common Stock. See
                                  equal to the Liquidation          "Description of OP
                                  Preference of the Preferred       Units -- Redemption Rights"
                                  OP Units tendered for             in the accompanying
                                  redemption, (ii) a number of      Prospectus. Upon receipt of
                                  shares of Class A Common          a notice of redemption, the
                                  Stock of AIMCO that is equal      AIMCO Operating Partnership
                                  in Value to the Liquidation       may, in its sole and
                                  Preference of the Preferred       absolute discretion but
                                  OP Units tendered for             subject to the restrictions
                                  redemption, or (iii) for          on the ownership of Class A
                                  Preferred OP Units redeemed       Common Stock imposed under
                                  after a two-year holding          AIMCO's charter and the
                                  period, a number of shares        transfer restrictions and
                                  of Class I Preferred Stock        other limitations thereof,
                                  of AIMCO that pay an              elect to cause AIMCO to
                                                                    acquire some or all of the
                                                                    ten-

         2799
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         2800

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         2801

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         2802

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         2803

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         2804


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         2805


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK






         PREFERRED OP UNITS                              CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         2806

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.

                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         2807

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         2808

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.

                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         2809

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $5,000 in 1996, $5,000 in 1997 and $5,000 in 1998. The property manager received management fees of $61,972 in 1996, $57,524 in 1997 and $61,058 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         2810

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,113 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         2811

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.

         2812


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Consolidated Balance Sheet as of September 30,
  1998 (unaudited)..........................................  F-2
Condensed Consolidated Statements of Operations for the nine months ended September 30, 1998 and 1997 (unaudited)......  F-3
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1998 and 1997 (unaudited)......  F-4
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................  F-4
Consolidated Balance Sheets as of December 31, 1997
  (unaudited)...............................................  F-5
Consolidated Statements of Operations for the years ended
  December 31, 1997 and 1996 (unaudited)....................  F-6
Consolidated Statement of Changes in Partners' Deficit for
  the years ended December 31, 1997 and 1996 (unaudited)....  F-7
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997 and 1996 (unaudited)....................  F-8
Notes to Consolidated Financial Statements (unaudited)......  F-9

         2813


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



               CONDENSED CONSOLIDATED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                     ASSETS
Cash and cash equivalents...................................             $   172
Other assets................................................                 262
Investment property:
  Land......................................................  $   619
  Building and related personal property....................    5,001
                                                              -------
                                                                5,620
                                                              -------
  Less: Accumulated depreciation............................   (3,297)     2,323
                                                              -------    -------
          Total assets......................................             $ 2,757
                                                                         =======
                       LIABILITIES AND PARTNERS' DEFICIT
Accounts payable and accrued liabilities....................             $   162
Notes payable...............................................               3,673
          Partners' deficit.................................              (1,078)
                                                                         -------
          Total liabilities and partners' deficit...........             $ 2,757
                                                                         =======



                             See accompanying note.

         2814


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS -- UNAUDITED


                                 (IN THOUSANDS)



                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                              1998         1997
                                                              -----        -----
Revenues:
  Rental income.............................................  $791         $801
  Other income..............................................    94           86
                                                              ----         ----
          Total revenues....................................   885          887
Expenses:
  Operating expenses........................................   424          412
  Depreciation expense......................................   173          173
  Interest expense..........................................   271          278
  Property tax expense......................................    67           59
                                                              ----         ----
          Total expenses....................................   935          922
          Net loss..........................................  $(50)        $(35)
                                                              ====         ====



                             See accompanying note.

         2815


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS -- UNAUDITED


                                 (IN THOUSANDS)



                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                              1998         1997
                                                              -----        -----
Operating activities:
  Net loss..................................................  $(50)        $(35)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
  Depreciation and amortization.............................   173          173
  Changes in accounts:
     Receivables and deposits and other assets..............   (70)          38
     Accounts payable and accrued expenses..................     8          (63)
                                                              ----         ----
          Net cash provided by operating activities.........    61          113
Investing activities:
  Property improvements and replacements....................    (9)         (69)
                                                              ----         ----
  Net cash used in investing activities.....................    (9)         (69)
Financing activities:
  Payments on mortgage......................................   (70)         (63)
                                                              ----         ----
  Net cash used in financing activities.....................   (70)         (63)
                                                              ----         ----
  Net increase (decrease) in cash and cash equivalents......   (18)         (19)
  Cash and cash equivalents at beginning of year............   190          174
                                                              ----         ----
  Cash and cash equivalents at end of period................  $172         $155
                                                              ====         ====



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited consolidated financial statements of Orchard Park Apartments Limited Partnership as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the unaudited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         2816


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



                    CONSOLIDATED BALANCE SHEET -- UNAUDITED


                               DECEMBER 31, 1997


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                     ASSETS



Cash and cash equivalents...................................            $   190
Receivables and deposits....................................                 39
Other assets................................................                153
Investment property (Notes B and D):
  Land......................................................  $   619
  Buildings and related personal property...................    4,992
                                                              -------
                                                                5,611
  Less accumulated depreciation.............................   (3,124)    2,487
                                                              -------   -------
                                                                        $ 2,869
                                                                        =======

                       LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable and other accrued liabilities............            $   154
  Mortgage note payable (Notes B and D).....................              3,743
                                                                        -------
                                                                          3,897
Partners' deficit:
  General partner...........................................  $   (36)
  Limited partners (50 units issued and outstanding)........     (992)   (1,028)
                                                              -------   -------
                                                                        $ 2,869
                                                                        =======



                            See accompanying notes.

         2817


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



               CONSOLIDATED STATEMENTS OF OPERATIONS -- UNAUDITED


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1997        1996
                                                              -------     -------
Revenues:
  Rental income.............................................  $ 1,086     $ 1,103
  Other income..............................................      129         136
                                                              -------     -------
                                                                1,215       1,239
Expenses:
  Operating.................................................  $   569     $   642
  Depreciation..............................................      230         221
  Interest..................................................      372         377
  Property taxes............................................       97          96
                                                              -------     -------
                                                                1,268       1,336
                                                              -------     -------
          Net loss..........................................  $   (53)    $   (97)
                                                              =======     =======
Net loss allocated to general partners (1%).................       (1)         (1)
Net loss allocated to limited partners (99%)................      (52)        (96)
                                                              -------     -------
                                                              $   (53)    $   (97)
                                                              =======     =======
          Net loss per limited partnership unit.............  $(1,040)    $(1,920)
                                                              =======     =======



                            See accompanying notes.

         2818


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



      CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' DEFICIT -- UNAUDITED


                                 (IN THOUSANDS)



                                                              GENERAL    LIMITED
                                                              PARTNER    PARTNERS    TOTAL
                                                              --------   --------   -------
Deficit at December 31, 1995................................    $(34)     $(844)    $  (878)
  Net loss for the year ended December 31, 1996.............      (1)       (96)        (97)
                                                                ----      -----     -------
Deficit at December 31, 1996................................     (35)      (940)       (975)
  Net loss for the year ended December 31, 1997.............      (1)       (52)        (53)
                                                                ----      -----     -------
Deficit at December 31, 1997................................    $(36)     $(992)    $(1,028)
                                                                ====      =====     =======



                            See accompanying notes.

         2819


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



               CONSOLIDATED STATEMENTS OF CASH FLOWS -- UNAUDITED


                                 (IN THOUSANDS)



                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1997     1996
                                                              ----     ----
Cash flows from operating activities
  Net loss..................................................  $(53)    $(97)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................   230      221
     Change in accounts:
       Receivables and deposits and other assets............   103      (78)
       Accounts payable and other liabilities...............   (86)     107
                                                              ----     ----
          Net cash provided by operating activities.........   194      153
Cash flows from investing activities
  Property improvements and replacements....................   (93)     (62)
          Net cash used in investing activities.............   (93)     (62)
Cash flows from financing activities
  Principal payments on mortgage note payable...............   (85)     (78)
          Net cash used in financing activities.............   (85)     (78)
                                                              ----     ----
  Net increase (decrease) in cash and cash equivalents......    16       13
  Cash and cash equivalents at beginning of year............   174      161
                                                              ----     ----
  Cash and cash equivalents at end of year..................  $190     $174
                                                              ====     ====
Supplemental disclosure of cash flow information
  Cash paid for interest....................................  $372     $377
                                                              ====     ====



                            See accompanying notes.

         2820


                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED


                               DECEMBER 31, 1997



NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Organization



     The limited partnership was organized for the purpose of constructing, owning and operating the Orchard Park Apartments in Greenville, South Carolina. Fifty units of limited partnership interests and a general partner interest were issued. The Partnership shall terminate on December 31, 2013, unless terminated sooner, pursuant to the agreement.



  Principles of Consolidation



     The consolidated financial statements include all of the accounts of the Partnership and its 99% general partnership interest in Orchard Park Associates Joint Venture. All significant intercompany accounts have been eliminated in consolidation.



  Investment Property



     Investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the years ended December 31, 1997 or 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value of Financial Instruments



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long-term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.



  Loan Costs



     Loan costs incurred with the financing of long-term debt are amortized on a straight-line basis over the life of the debt.

         2821

                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Partnership Allocations



     Net income or losses are allocated 99% to the limited partners and 1% to the general partners in accordance with the partnership agreement. Distributions of available cash (cash-flow) or proceeds from financing or sale of the property are allocated among the general and limited partners in accordance with the partnership agreement.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Restricted Escrows



     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property.



NOTE B -- MORTGAGE NOTE PAYABLE



     Mortgage note payable consists of the following:



                                                              (IN THOUSANDS)
                                                              --------------
Mortgage note payable to a lending institution bearing
  interest of 9.75% per annum. Monthly payments of principal and interest of approximately $38,000 are due through
  August, 2014..............................................      $3,743
                                                                  ======



     Principal maturities of the mortgage note payable at December 31, 1997 are as follows (in thousands):



1998........................................................  $   94
1999........................................................     104
2000........................................................     115
2001........................................................     126
2002........................................................     139
Thereafter..................................................   3,165
                                                              ------
                                                              $3,743
                                                              ======



     The apartment property is pledged as collateral on the mortgage note.

         2822

                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no employees and is dependent on affiliates of Amreal Corporation, one of the general partners of Orchard Park Associates Joint Venture, for the administration and management of all partnership activities. Affiliates of Insignia Financial Group, Inc. ("Insignia"), who is an affiliate of Amreal Corporation, provide property management and asset management services to the Partnership.



     The following items were incurred with Insignia and its affiliates (in thousands):



                                                              1997   1996
                                                              ----   ----
Property management fees....................................  $58    $62
Reimbursement for investor services, asset management and
  partnership accounting....................................    5      5



NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                         BUILDINGS AND
                                                                            RELATED      COST CAPITALIZED
                                                                           PERSONAL       SUBSEQUENT TO
DESCRIPTION                                        ENCUMBRANCES   LAND     PROPERTY        ACQUISITION
-----------                                        ------------   ----   -------------   ----------------
Orchard Park Apts.
  Greenville, SC...............................       $3,743      $619      $4,554             $438



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                            BUILDINGS AND
                                               RELATED
                                              PERSONAL               ACCUMULATED      DATE     DEPRECIABLE
DESCRIPTION                          LAND     PROPERTY      TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
-----------                          ----   -------------   ------   ------------   --------   -----------
Orchard Park.......................  $619      $4,992       $5,611      $3,124        1984        5-30



     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



                                                               1997     1996
                                                              ------   ------
Investment Property
  Balance at beginning of year..............................  $5,518   $5,456
  Property improvements.....................................      93       62
                                                              ------   ------
          Balance at end of year............................  $5,611   $5,518
                                                              ======   ======
Accumulated Depreciation
  Balance at beginning of year..............................  $2,894   $2,673
  Additions charged to expense..............................     230      221
                                                              ------   ------
          Balance at end of year............................  $3,124   $2,894
                                                              ======   ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 and 1996 is $5,611,000 and $5,518,000,
respectively. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 and 1996 is $4,483,000 and $4,226,000, respectively.

         2823

                  ORCHARD PARK APARTMENTS LIMITED PARTNERSHIP



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



NOTE E -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.



     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except per unit data):



                                                               1997      1996
                                                              -------   -------
Net loss as reported........................................  $   (53)  $   (97)
Deduct:
  Depreciation differences..................................      (27)      (27)
                                                              -------   -------
Federal taxable loss........................................  $   (80)  $  (124)
                                                              =======   =======
Federal taxable loss per limited partnership unit...........  $(1,584)  $(2,455)
                                                              =======   =======



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities at December 31, 1997 (in thousands):



Net deficit as reported.....................................  $(1,028)
Accumulated depreciation....................................   (1,359)
Other.......................................................       59
Syndication fees............................................      234
                                                              -------
          Net deficit -- tax basis..........................  $(2,094)
                                                              =======



NOTE F -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired Amreal Corporation.

         2824


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         2825

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         2826

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         2827

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         2828

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         2829

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         2830

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         2831

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         2832

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         2833

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         2834

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         2835

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         2836

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         2837

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         2838

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         2839

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2840

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2841

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         2842

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2843

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         2844

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         2845

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         2846

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         2847

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         2848

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         2849


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         2850

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         2851


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         2852


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         2853


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         2854


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2855


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         2856

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         2857


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         2858


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         2859


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         2860


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         2861


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         2862


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         2863


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         2864


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         2865


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         2866


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2867


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         2868


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         2869


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         2870


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         2871

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2872


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         2873

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         2874

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Orchard Park Apartments Limited Partnership


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Orchard Park Apartments Limited Partnership (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $89 in cash, or 2.50 Common OP Units of the Purchaser, or 3.75 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         2875

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         2876

     its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer,
(d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         2877

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         2878


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.

Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).

Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.

Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.

Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         2879


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.

Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.

Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.

Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         2880

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.

Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.

Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.

Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.

J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         2881

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.

Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexington Avenue                   Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.

John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         2882

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         2883


                  SUBJECT TO COMPLETION, DATED MARCH   , 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                Park Towne Place Associates Limited Partnership


                        in exchange for your choice of:

           328.50 of our 8.0% Class Two Partnership Preferred Units;



                   212.25 of our Partnership Common Units; or


                                $8,208 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $8,208 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         2884

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Park Towne
    Place Associates Limited Partnership.......    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Redemption of Preferred Stock.....    S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25



                                                  PAGE
                                                  -----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-25
    Possible Increase in Control of Your
      Partnership by Us........................    S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-26
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-28
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-46
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-47
  Borrowing Policies...........................    S-47
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Proration....................................    S-59

         2885


                                                  PAGE
                                                  -----
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         2886

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"),AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a controlling ownership interest in the general partner of your partnership, Winthrop Securities, Co., Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $51,000,000, less approximately $9,418,034 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         2887


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         2888


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2035 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         2889


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         2890


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has $34,557,552 of balloon payments due on its mortgage debt in November 2006. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

         2891


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage note is due in November 2006 and require a balloon payment of $34,557,552. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         2892


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $657.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $530.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         2893


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         2894

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location A (excellent) and its condition B (good). Generally, we assign an initial capitalization rate of 10.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 9.13% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.79%, resulting in a final capitalization rate of 9.46%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $  4,826,000
Capitalization rate.........................................          9.46%
                                                              ------------
Gross valuation of partnership property.....................  $ 51,000,000
Plus: Cash and cash equivalents.............................       750,559
Plus: Other partnership assets, net of security deposits....     2,632,744
Less: Mortgage debt, including accrued interest.............   (38,513,760)
Less: Accounts payable and accrued expenses.................      (854,454)
Less: Other liabilities.....................................      (661,495)
                                                              ------------
Partnership valuation before taxes and certain costs........    14,353,594
Less: Disposition fees......................................      (510,000)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................    (9,418,034)
Less: Closing costs.........................................    (1,275,000)
                                                              ------------
Estimates net valuation of your partnership.................     3,150,560
Percentage of estimated net valuation allocated to holders
  of units..................................................         99.00%
                                                              ------------
Estimated net valuation of units............................     3,119,054
          Total number of units.............................         380.0
                                                              ------------
Estimated valuation per unit................................         8,208
                                                              ============
Cash consideration per unit.................................  $      8,208
                                                              ============



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $8,208 by the $25 liquidation preference of each Preferred OP Unit to get 328.50 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $8,208 by a price of $38.69 to get 212.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         2895

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $  8,208
Partnership Preferred Units.................................  $  8,208
Partnership Common Units....................................  $  8,208
Alternatives:

  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $  8,208
  Estimated going concern value.............................     2,778
  Alternative going concern value(1)........................     3,662
  Net book value (deficit)..................................  $(11,148)


---------------


(1) Assumes sale of property when a balloon payment is due instead of refinancing the mortgages.



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A

         2896

and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Park Towne Place Associates Limited Partnership is a Delaware limited partnership which was formed on October 18, 1985 for the purpose of owning and operating a single apartment property located in Philadelphia, Pennsylvania, known as "Park Towne Apartments." Park Towne Apartments consists of 973 units and was built in 1959. Your partnership has no employees. As of September 30, 1998, there were 380 units of limited partnership interest issued and outstanding, which were held of record by 446 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $38,000,000 of limited partnership units in 1986. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $0 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2035, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $37,938,212, payable to First Union and La Salle, which bears interest at the rate of 9.13%. The mortgage debt is due in November 2006. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         2897

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 328.50 of our Class Two Partnership Preferred Units;



     - 212.25 of our Partnership Common Units; or



     - $8,208 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 380 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 328.50 Preferred OP Units, 212.25 Common OP Units, or $8,208 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         2898

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         2899


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $8,208 in cash, 328.50 Preferred OP Units or 212.25 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         2900


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $8,208.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $57,624 for the fiscal year ended December 31, 1998. The property manager received management fees of $347,448 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $770,403 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         2901

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         2902

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         2903

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         2904


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         2905


SUMMARY FINANCIAL INFORMATION OF PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP



     The summary financial information of Park Towne Place Associates Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Park Towne Place Associates Limited Partnership for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP



                                      FOR THE NINE
                                      MONTHS ENDED
                                      SEPTEMBER 30,                           FOR THE YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
OPERATING DATA:
  Total Revenues..............  $ 8,507,728   $ 8,144,368   $10,859,157   $10,255,443   $10,263,857   $ 9,971,517   $10,302,889
  Net Loss....................     (363,776)   (1,282,804)   (1,710,405)   (1,815,532)   (1,081,208)   (2,803,531)   (2,302,967)
  Net Income (Loss) per
    limited partnership
    unit......................      (909.44)    (3,207.01)    (4,272.00)    (4,539.00)    (2,703.02)    (7,008.83)    (5,757.42)
  Distributions per limited
    partnership unit..........           --            --            --            --            --            --            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)..................           --            --            --            --            --            --            --



                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents...  $   770,350   $ 1,185,818   $   750,559   $ 1,210,238   $   507,041   $   253,549   $   719,460
  Real Estate, Net of
    Accumulated
    Depreciation..............  $30,495,473   $31,908,008   $31,526,794   $33,051,649   $32,484,504   $34,209,417   $35,905,032
  Total Assets................  $34,841,775   $36,265,042   $35,795,181   $37,674,625   $34,509,825   $35,647,274   $37,840,800
  Notes Payable...............  $38,011,377   $38,285,744   $38,221,155   $38,479,512   $33,671,066   $33,689,089   $33,885,216
General Partners' Capital
  (Deficit)...................  $(5,908,092)  $  (683,997)  $(2,540,262)  $(2,454,742)  $(2,363,965)  $(2,309,908)  $(2,169,729)
Limited Partners' Capital
  (Deficit)...................  $ 1,307,987   $(2,914,730)  $(1,696,067)  $   (71,182)  $ 1,653,574   $ 2,680,722   $ 5,344,076
Partners' Capital (Deficit)...  $(4,600,105)  $(3,808,728)  $(4,236,329)  $(2,525,924)  $  (710,392)  $   370,814   $ 3,174,347
Total Distributions...........  $        --   $        --   $        --   $        --   $        --   $        --   $        --
Book value per limited
  partnership unit............  $  3,442.07   $ (7,670.34)  $ (4,463.33)  $   (187.32)  $  4,351.51   $  7,054.53   $ 14,063.36
Net increase (decrease) in
  cash and cash equivalents...  $   176,093   $  (260,441)  $  (347,254)  $   694,596   $   498,013   $  (405,911)  $   719,460
Net cash provided by operating
  activities..................  $ 1,061,907   $   555,643   $   885,864   $  (201,297)  $ 1,362,265   $  (388,097)  $   103,067
Ratio of earnings to fixed
  charges.....................       0.86/1        0.51/1        0.51/1        0.51/1        0.67/1        0.29/1        0.45/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                              PARK TOWNE
                                                                                PLACE
                                                                 AIMCO        ASSOCIATES
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................    $530.63         $0.00
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................    $657.00         $0.00

         2906

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         2907

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $51,000,000 less approximately $9,418,034 of deferred maintenance and investment not considered by the appraiser. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such

         2908


disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         2909


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2035 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         2910


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

         2911


removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $34,557,552 of balloon payment due on its mortgage debt in November 2006. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

         2912

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .30% interest, consisting of a .30% limited partnership interest and a 0% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         2913


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         2914

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage note is due in November 2006 and require a balloon payment totaling $34,557,552. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable

         2915


income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $657 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

         2916

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $530.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         2917


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location A (excellent) and its condition B (good). Generally, we assign an initial capitalization rate of 10.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 9.13% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.79%, resulting in a final capitalization rate of 9.46%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Park Towne Apartments....................      $4,826,000             9.46%        $51,000,000
                                                                                   -----------

         2918

---------------


(1) The total net operating income is equal to total revenues of $10,839,422, less total expenses of $5,719,760 and recurring replacement costs of $294,000.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $3,150,560. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $  4,826,000
Capitalization rate.........................................          9.46%
                                                              ------------
Gross valuation of partnership property.....................  $ 51,000,000
Plus: Cash and cash equivalents.............................       750,559
Plus: Other partnership assets, net of security deposits....     2,632,744
Less: Mortgage debt, including accrued interest.............   (38,513,760)
Less: Accounts payable and accrued expenses.................      (854,454)
Less: Other liabilities.....................................      (661,495)
                                                              ------------
Partnership valuation before taxes and certain costs........    14,353,594
Less: Disposition fees......................................      (510,000)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................    (9,418,034)
Less: Closing costs.........................................    (1,275,000)
                                                              ------------
Estimated net valuation of your partnership.................     3,150,560
Percentage of estimated net valuation allocated to holders
  of units..................................................         99.00%
                                                              ------------
Estimated net valuation of units............................     3,119,054
          Total number of units.............................         380.0
                                                              ------------
Estimated valuation per unit................................         8,208
                                                              ============
Cash consideration per unit.................................  $      8,208
                                                              ============



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $8,208 by the $25 liquidation preference of each Preferred OP Unit to get 328.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $8,208 by a price of $38.69 to get 212.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $3,150,560 or 0.55% is the net valuation of your partnership.

         2919


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net loss of your partnership has decreased from $(1,282,804) for the nine months ended September 30, 1997 to $(363,776) for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         2920


        11. The estimated unit value of $8,208, based on a total estimated value of your partnership's property of $51,000,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's indebtedness. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $530.63 per year on the number of Preferred OP Units, or distributions of $530.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. No distributions were paid with respect to your units for the fiscal year ended December 31, 1998. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         2921

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         2922


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2035, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $  8,208
Partnership preferred units.................................     8,208(1)
Partnership common units....................................     8,208(1)
Alternatives:

  Prices on secondary market................................  Not Available
  Estimated liquidation proceeds............................  $  8,208
  Estimated going concern value.............................  $  2,778
  Net book value (deficit)..................................  $(11,148)
  Alternative going concern value...........................  $  3,662(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when a balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Appraisals



     Adjuster's International, Inc. ("AI") is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property, determining the physical condition of the property and what repairs are needed and then estimating the cost of such repairs based upon its experience in making such estimates. AI was retained by us because of its experience in evaluating needed repairs of real property and paid $5,000 by us for its reports. Such payments were not contingent upon completion of the offer. AI has no material relationship with us or our affiliates except for such reports and AI has conducted, is currently conducting and may in the future conduct similar analyses of other property held by us and our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of the reports, which are not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.

         2923

  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30.0%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $2,778 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.

         2924


     Your partnership's property currently has balloon payments due in November 2006. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $3,662 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is ($11,148) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $7,783 per unit, going concern value of $7,540 per unit and liquidation value of $4,239 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(425), $(668) and $(3,969). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."

         2925

                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general

         2926


market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $11,487,865
Operating Expenses..........................................   (6,169,180)
Replacement Reserves -- Net.................................   (1,417,379)
Debt Service................................................   (3,758,976)
Capital Expenditures........................................      (23,000)
                                                              -----------
          Net Cash Flow.....................................  $   119,330
                                                              ===========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be. In fact, actual revenues for the partnership for the year ended December 31, 1998 were less than the budget amounts.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions.

         2927

Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.


     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 9.46%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $9,418,034. Stanger observed that your partnership liquidation value of $3,150,560 was allocated 98% to the limited partners and divided by the total units outstanding of 380 to provide the liquidation value per unit of $8,208.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $4,826,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by: (i) partnership administrative expenses of $105,000 per annum; (ii) cash reserves, and (iii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon:
(i) net operating income for the immediately following year capitalized at a capitalization rate of 10.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of approximately 12%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 380 to achieve management's estimate of going concern value of $2,778 per unit.

         2928


     Review of Secondary Market Prices. [Stanger maintains a database of secondary market information. Stanger observed for its data that no limited partnership units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $8,208 per unit is equal to management's estimate of liquidation value, and reflects a substantial premium to management's estimate of going concern value of $2,778. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 9.75% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.25%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.2% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $7,783, $7,540, and $4,239 representing premiums (discounts) to the offer price of (5)%, (8)% and (48)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the

         2929

units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after

         2930

such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.


                                YOUR PARTNERSHIP


GENERAL



     Park Towne Place Associates Limited Partnership is a Delaware limited partnership which completed a private offering in 1986. Insignia acquired the general partner of your partnership in November 1997. AIMCO acquired Insignia in October 1998. There are currently a total of 446 limited partners of your partnership and a total of 380 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on October 18, 1985 for the purpose of owning an apartment property located in Philadelphia, Pennsylvania, known as "Park Towne Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1959 and consists of 973 apartment units.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Your partnership has received a report from Adjuster's International, Inc. ("AI") that your partnership's property needs deferred maintenance of $9,418,034 primarily for window replacement, elevators, HUAC and driveways and parking lots. AI is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusted and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property and then estimating needed repairs for each part of the building inspected. AI was retained by and paid $2,500 by us for its report and has conducted and may in the

         2931


future conduct similar analyses of other properties held by our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of report, which is not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



     Budgeted renovations or improvements for 1999 total $9,418,034 and are intended to be paid for out of cash flow or borrowings.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $896    $853    $847    $827    $849



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $1,092,170 of $41,300,000 of assessed valuation with a current yearly tax rate of 2.64%. When the proposed improvements are made it is anticipated that the yearly tax rate may be approximately 2.64% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2035 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could

         2932


potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 96% and $913, respectively, at December 31, 1998, compared to 91% and $896, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because the property's location in downtown Philadelphia's growing economic strength. In addition, the general partner noted that it expects to spend approximately $9,418,034 for capital replacements/capital improvements at the property in 1999-2000 to repair/improve the property's interior and exterior as detailed in the attached report from Adjuster's International. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $37,938,212, payable to First Union and La Salle, which bears interest at the rate of 9.13%. The mortgage debt is due in November 2006. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $38,000,000 of limited partnership units in 1986 for $10,000 per unit. Your partnership currently owns one apartment property.

         2933


     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2035, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership and its affiliates will not incur any liability, responsibility or accountability for damages or otherwise to your partnership or any limited partner arising out of any acts performed or any omission by any of them if they believed in good faith that such act or omission was in the best interests of your partnership and such course of conduct did not constitute negligence or misconduct on the part of the general partner. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will, to the extent permitted by law, indemnify and save harmless the general partner and its affiliates against and from any loss, liability, cost or expenses (including reasonable attorneys' fees) or damage sustained by them in connection with your partnership provided that such loss, liability, cost or expense or damage was not the result of negligence or misconduct on the part of the general partners or such persons. The general partner, its affiliates and any placing broker will not be indemnified for liabilities arising under Federal and state securities laws unless (1) there has been a successful adjudication on the merits of each count involving securities law violations, (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction or (3) a court of competent jurisdiction approves settlement of the claims. In such claim for indemnification for Federal or state securities law violation, the party seeking indemnification must place before the court the position of the SEC and any other applicable regulatory agency with respect to the issue of indemnification for securities law violations. Such indemnity will be paid from, and only to the extent of, partnership assets. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership will not incur the cost of the portion of any insurance which insures any party against any liability as to which such party is herein prohibited from being indemnified.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $10,000. From 1993 through 1998 your partnership has paid no distributions.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's

         2934


agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                               NUMBER OF UNITS   PERCENTAGE OF TOTAL UNITS    NUMBER OF
YEAR                             TRANSFERRED            OUTSTANDING          TRANSACTIONS
----                           ---------------   -------------------------   ------------
1994.........................         0                       0                   0
1995.........................         0                       0                   0
1996.........................         0                       0                   0
1997.........................         0                       0                   0
1998.........................         3                    0.79%                  5



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .30% interest in your partnership, including 0 units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:





YEAR                                                          COMPENSATION
----                                                          ------------
1994........................................................    $190,405
1995........................................................      95,634
1996........................................................      95,634
1997........................................................      86,251
1998........................................................      57,624



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:





YEAR                                                          COMPENSATION
----                                                          ------------
1995........................................................    $202,870
1996........................................................     203,451
1997........................................................     196,956
1998........................................................     347,448



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         2935


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP





                                SEPTEMBER 30,                                        DECEMBER 31,
                         ---------------------------   ------------------------------------------------------------------------
                             1998           1997           1997           1996           1995           1994           1993
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
Cash and Cash
  Equivalents..........  $    770,350   $  1,185,818   $    750,559   $  1,210,238   $    507,041   $    253,549   $    719,460
Land & Building........    60,806,024     59,633,964     59,898,899     58,839,159     55,820,226     55,101,665     54,428,778
Accumulated
  Depreciation.........   (30,310,551)   (27,725,956)   (28,372,105)   (25,787,510)   (23,335,722)   (20,892,248)   (18,523,746)
Other Assets...........     3,071,205      3,171,217      3,169,383      3,176,718      1,273,759      1,184,308      1,216,308
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
        Total Assets...  $ 34,841,775   $ 36,265,042   $ 35,795,181   $ 37,674,625   $ 34,509,825   $ 35,647,274   $ 37,840,800
                         ============   ============   ============   ============   ============   ============   ============
Notes Payable..........  $ 38,011,377   $ 38,285,744   $ 38,221,155   $ 38,479,512   $ 33,671,066   $ 33,689,089   $ 33,885,216
Other Liabilities......     1,430,503      1,788,026      1,810,355      1,721,037      1,549,151      1,587,369        781,237
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
        Total
          Liabilities..  $ 39,441,880   $ 40,073,770   $ 40,031,510   $ 40,200,549   $ 35,220,217   $ 35,276,458   $ 34,666,453
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
Partners Capital
  (Deficit)............  $ (4,600,105)  $ (3,808,728)  $ (4,236,329)  $ (2,525,924)  $   (710,392)  $    370,814   $  3,174,347
                         ============   ============   ============   ============   ============   ============   ============



                                                               PARK TOWNE PLACE ASSOC. LP
                         ------------------------------------------------------------------------------------------------------
                             FOR THE NINE MONTHS
                                    ENDED
                                SEPTEMBER 30,                              FOR THE YEAR ENDED DECEMBER 31,
                         ---------------------------   ------------------------------------------------------------------------
                             1998           1997           1997           1996           1995           1994           1993
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
Rental Revenue.........  $  8,158,069   $  7,842,288   $ 10,456,384   $  9,958,898   $  9,885,828   $  9,655,896   $  9,908,226
Other Income...........       349,659        302,080        402,773        296,545        378,029        315,621        394,663
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
        Total
          Revenue......  $  8,507,728   $  8,144,368   $ 10,859,157   $ 10,255,443   $ 10,263,857   $  9,971,517   $ 10,302,889
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
Operating Expenses.....  $  3,209,170   $  3,725,321   $  4,967,094   $  4,409,260   $  4,056,726   $  4,810,719   $  4,373,673
General &
  Administrative.......       226,678        201,725        268,967        251,048        275,629        348,874        379,574
Depreciation...........     1,938,446      1,938,446      2,584,595      2,451,788      2,443,474      2,417,434      2,406,024
Interest Expense.......     2,681,947      2,625,471      3,500,628      3,710,129      3,313,671      3,927,253      4,161,209
Property Taxes.........       815,263        936,209      1,248,278      1,248,750      1,255,565      1,270,768      1,285,376
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
        Total
          Expenses.....  $  8,871,504   $  9,427,172   $ 12,569,562   $ 12,070,975   $ 11,345,065   $ 12,775,048   $ 12,605,856
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net Income (Loss)
  before extraordinary
  items................  $   (363,776)  $ (1,282,804)  $ (1,710,405)  $ (1,815,532)  $ (1,081,208)  $ (2,803,531)  $ (2,302,967)
Extraordinary Items....            --             --             --             --             --             --             --
                         ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net Income (Loss)......  $   (363,776)  $ (1,282,804)  $ (1,710,405)  $ (1,815,532)  $ (1,081,208)  $ (2,803,531)  $ (2,302,967)
                         ============   ============   ============   ============   ============   ============   ============
Net Income (Loss) per
  limited partnership
  unit.................  $    (909.44)  $  (3,207.01)  $  (4,272.00)  $  (4,539.00)  $  (2,703.02)  $  (7,008.83)  $  (5,757.42)
                         ============   ============   ============   ============   ============   ============   ============
Distributions per
  limited partnership
  unit.................  $         --   $         --   $         --   $         --   $         --   $         --   $         --
                         ============   ============   ============   ============   ============   ============   ============

         2936


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW


     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.

RESULTS OF OPERATIONS

  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months
Ended
September 30, 1997

     NET INCOME

     Your Partnership incurred a net loss of $363,776 for the nine months ended September 30, 1998, compared to $1,282,804 for the nine months ended September 30, 1997. The decrease in net loss of $919,028 was primarily the result of an increase in rental revenues, coupled with a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the Partnership Property totaled $8,507,728 for the nine months ended September 30, 1998, compared to $8,144,368 for the nine months ended September 30, 1997, an increase of $363,360, or 4.5%. This increase is primarily due to higher rental rates. In addition, late fees, cleaning and damage fees, and lease cancellation fees increased substantially in comparison to the prior period.

     EXPENSES


     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $3,209,170 for the nine months ended September 30, 1998, compared to $3,725,321 for the nine months ended September 30, 1997, a decrease of $516,151, or 13.9%. This decrease is primarily due to lower advertising expenses and a marked decrease in repairs and maintenance costs.


     GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expenses increased $24,953 to $226,678 for the nine months ended September 30, 1998, compared to $201,725 for the corresponding period of 1997. This increase is due to higher asset management costs.

     DEPRECIATION EXPENSE

     Depreciation expense remained constant for both periods.

     INTEREST EXPENSE

     Interest expense totaled $2,606,083 for the nine months ended September 30, 1998, compared to $2,625,471 for the nine months ended September 30, 1997, a decrease of $19,388, or 0.7%. This decrease is due to a lower outstanding mortgage balance resulting from principal payments made during the period.

         2937

  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996

     NET INCOME

     Your Partnership incurred a net loss of $1,710,405 for the year ended December 31, 1997, compared to a net loss of $1,815,532 for the year ended December 31, 1996. The decrease in net loss of $105,127 was primarily the result of an increase in rental income. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the partnership's property totaled $10,859,157 for the year ended December 31, 1997, compared to $10,255,443 for the year ended December 31, 1996, an increase of $603,714, or 5.9%. This increase is largely due to an increase in rental rates of 5.7%, coupled with a slight increase in occupancy.

     EXPENSES

     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $4,967,094 for the year ended December 31, 1997, compared to $4,409,260 for the year ended December 31, 1996, an increase of $557,834 or 12.6%. This increase is primarily a result of higher management fees, coupled with a general increase in all repair costs such as painting and flooring.

     GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expenses totaled $268,967, an increase of $17,919 for the year ended December 31, 1997, compared to the prior year. This increase is due to higher asset management costs.

     DEPRECIATION EXPENSE

     Depreciation expense increased $132,807 to $2,584,595 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.

     INTEREST EXPENSE

     Interest expense totaled $3,500,628 for the year ended December 31, 1997, compared to $3,710,129 for the year ended December 31, 1996, a decrease of $209,501, or 5.6 %. The decrease is a result of the lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.

  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995

     NET INCOME

     Your Partnership incurred a net loss of $1,815,532 for the year ended December 31, 1996, compared to net loss of $1,081,208 for the year ended December 31, 1995. The increase in net loss of $734,324 was primarily the result of an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the partnership's property totaled $10,255,443 for the year ended December 31, 1996, compared to $10,263,857 for the year ended December 31, 1995, a decrease of $8,414. This decrease is primarily due to an increase in concessions to tenants, which was partially offset by a decrease in vacancy.

         2938

     EXPENSES

     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $4,409,260 for the year ended December 31, 1996, compared to $4,056,726 for the year ended December 31, 1995, an increase of $352,534 or 8.7%. This increase is primarily due to higher maintenance costs for the painting project undertaken in 1996. In addition, workman's compensation insurance increased approximately $10,000 from the prior year.

     DEPRECIATION EXPENSE

     Depreciation expense increased $8,314 to $2,451,788 as of December 31, 1996 due primarily to capitalized additions to the investment property during the year.

     INTEREST EXPENSE

     Interest expense totaled $3,710,129 for the year ended December 31, 1996, compared to $3,313,671 for the year ended December 31, 1995, an increase of $396,458. The increase is due to the partnership refinancing its mortgage on October 2,1996, in which the outstanding indebtedness was increased by approximately $5 million.

     LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1998, Your Partnership had $770,350 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $38,011,377. The mortgage requires monthly installments of principal and interest of approximately $313,249 through maturity on November 1, 2006, when all outstanding principal and interest are due. The note is collateralized by pledge of land and buildings and has a stated interest rate of 9.125%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         2939

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 380 units of your partnership (up to 93.86 units) for consideration per unit of (i) 328.50 Preferred OP Units, (ii) 212.25 Common OP Units, or (iii) $8,208 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         2940

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         2941

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         2942

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         2943

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         2944

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         2945


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         2946


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         2947

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         2948


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         2949


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         2950


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         2951

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         2952

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         2953


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         2954

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         2955


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         2956

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is           Partnership Agreement") or as provided by
December 31, 2035.                                law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
maintain, operate, lease, sell and dispose        Partnership is to conduct any business that
of your partnership's property. Subject to        may be lawfully conducted by a limited
restrictions contained in your partnership's      partnership organized pursuant to the
agreement of limited partnership, your            Delaware Revised Uniform Limited Part-
partnership may perform all acts necessary,       nership Act (as amended from time to time,
advisable or convenient to the business of        or any successor to such statute) (the
your partnership including borrowing money        "Delaware Limited Partnership Act"),
and creating liens.                               provided that such business is to be
                                                  conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         2957
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 382 units for cash and      limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
In addition, the general partner may sell         Unitholder. See "Description of OP
additional limited partnership interests on       Units -- Management by the AIMCO GP" in the
such terms and conditions and the additional      accompanying Prospectus. Subject to Delaware
limited partners will have such rights and        law, any additional partnership interests
obligations as the general partner                may be issued in one or more classes, or one
determines; provided that such additional         or more series of any of such classes, with
limited partnership interests may not             such designations, preferences and relative,
decrease pro rata the interests of the            participating, optional or other special
original limited partners by more than 25%        rights, powers and duties as shall be
and such limited partners may purchase the        determined by the general partner, in its
additional limited partnership interests pro      sole and absolute discretion without the
rata in accordance with the percentage of         approval of any OP Unitholder, and set forth
interests they own for a period of 45 days        in a written document thereafter attached to
after notice of such sale is given to the         and made an exhibit to the AIMCO Operating
original limited partners.                        Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The partnership agreement specifies certain       The AIMCO Operating Partnership may lend or
contracts that are to be entered into with        contribute funds or other assets to its
the general partner and its affiliates. In        subsidiaries or other persons in which it
addition, partners and                            has an equity investment,

         2958
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

their affiliates are authorized to lend           and such persons may borrow funds from the
money to your partnership which will be           AIMCO Operating Partnership, on terms and
evidence by a promissory note which bears         conditions established in the sole and
interest at a commercially reasonable rate        absolute discretion of the general partner.
not in excess of 3% above the prime interest      To the extent consistent with the business
rate charged by the Third First National          purpose of the AIMCO Operating Partnership
Bank of Boston and provide that the               and the permitted activities of the general
obligation of your partnership to make            partner, the AIMCO Operating Partnership may
interest and principal payments thereunder        transfer assets to joint ventures, limited
will be subordinate to the obligation of          liability companies, partnerships,
your partnership to pay unrelated creditors       corporations, business trusts or other
of your partnership but will have priority        business entities in which it is or thereby
over distributions to the partners.               becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money on the credit of       contains no restrictions on borrowings, and
and enter into obligations on behalf of your      the general partner has full power and
partnership and to give as security therefor      authority to borrow money on behalf of the
any partnership's property.                       AIMCO Operating Partnership. The AIMCO
                                                  Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles a limited partner to         written demand with a statement of the
inspect the register containing the names         purpose of such demand and at such OP
and the number of units owned at all              Unitholder's own expense, to obtain a
reasonable times during normal business           current list of the name and last known
hours at the principal office of your             business, residence or mailing address of
partnership.                                      the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership has       All management powers over the business and
the exclusive right to manage and control         affairs of the AIMCO Operating Partnership
the partnership's business, to bind your          are vested in AIMCO-GP, Inc., which is the
partnership by its sole signature and take        general partner. No OP Unitholder has any
any action it deems necessary or advisable        right to participate in or exercise control
in connection with the business of your           or management power over the business and
partnership. No limited partner has any           affairs of the AIMCO Operating Partner-
authority or right to act for or bind your        ship. The OP Unitholders have the right to
partnership or to participate in or have any      vote on certain matters described under
control over your partnership's business,         "Comparison of Your Units and AIMCO OP
except as required by applicable statutes.        Units -- Voting

         2959
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Rights" below. The general partner may not
                                                  be removed by the OP Unitholders with or
                                                  without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.


                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates will not      Agreement, the general partner is not liable
incur any liability, responsibility or            to the AIMCO Operating Partnership for
accountability for damages or otherwise to        losses sustained, liabilities incurred or
your partnership or any limited partner           benefits not derived as a result of errors
arising out of any acts performed or any          in judgment or mistakes of fact or law of
omission by any of them if they believed in       any act or omission if the general partner
good faith that such act or omission was in       acted in good faith. The AIMCO Operating
the best interests of your partnership and        Partnership Agreement provides for
such course of conduct did not constitute         indemnification of AIMCO, or any director or
negligence or misconduct on the part of the       officer of AIMCO (in its capacity as the
general partner. In addition, your                previous general partner of the AIMCO
partnership will, to the extent permitted by      Operating Partnership), the general partner,
law, indemnify and save harmless the general      any officer or director of general partner
partner and its affiliates against and from       or the AIMCO Operating Partnership and such
any loss, liability, cost or expenses             other persons as the general partner may
(including reasonable attorneys' fees) or         designate from and against all losses,
damage sustained by them in connection with       claims, damages, liabilities, joint or
your partnership provided that such loss,         several, expenses (including legal fees),
liability, cost or expense or damage was not      fines, settlements and other amounts
the result of negligence or misconduct on         incurred in connection with any actions
the part of the general partners or such          relating to the operations of the AIMCO
persons. The general partner, its affiliates      Operating Partnership, as set forth in the
and any placing broker will not be                AIMCO Operating

         2960
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

indemnified for liabilities arising under         Partnership Agreement. The Delaware Limited
Federal and state securities laws unless (1)      Partnership Act provides that subject to the
there has been a successful adjudication on       standards and restrictions, if any, set
the merits of each count involving                forth in its partnership agreement, a
securities law violations, (2) such claims        limited partnership may, and shall have the
have been dismissed with prejudice on the         power to, indemnify and hold harmless any
merits by a court of competent jurisdiction       partner or other person from and against any
or (3) a court of competent jurisdiction          and all claims and demands whatsoever. It is
approves settlement of the claims. In such        the position of the Securities and Exchange
claim for indemnification for Federal or          Commission and certain state securities
state securities law violation, the party         administrations that indemnification of
seeking indemnification must place before         directors and officers for liabilities
the court the position of the SEC and any         arising under the Securities Act is against
other applicable regulatory agency with           public policy and is unenforceable pursuant
respect to the issue of indemnification for       to Section 14 of the Securities Act of 1933
securities law violations. Such indemnity         and their respective state securities laws.
will be paid from, and only to the extent
of, partnership assets.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner upon the vote        the business and affairs of the AIMCO
of the limited partners holding 51% of the        Operating Partnership. The general partner
then outstanding units. A general partner         may not be removed as general partner of the
may withdraw voluntarily from your                AIMCO Operating Partnership by the OP
partnership only if another general partner       Unitholders with or without cause. Under the
remains. The general partner has the right        AIMCO Operating Partnership Agreement, the
to admit any person as an additional or           general partner may, in its sole discretion,
substitute general partner with the consent       prevent a transferee of an OP Unit from
of the limited partners owning more than 50%      becoming a substituted limited partner
of the then outstanding units. A limited          pursuant to the AIMCO Operating Partnership
partner may not transfer his interests            Agreement. The general partner may exercise
without the consent of the general partner.       this right of approval to deter, delay or
                                                  hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended upon approval by       set forth in the AIMCO Operating Partnership
the limited partners owning more than 50% of      Agreement, whereby the general partner may,
the units and the general partner.                without the consent of the OP Unitholders,
Amendments to certain sections specified in       amend the AIMCO Operating Partnership
your partnership's agreement of limited           Agreement, amendments to the AIMCO Operating
partnership require the unanimous consent of      Partnership Agreement require the consent of
all of the limited partners. In addition,         the holders of a majority of the outstanding
the general partner may amend your                Common OP Units, excluding AIMCO and certain
partnership's agreement of limited                other limited exclusions (a "Majority in
partnership to comply with the tax laws.          Interest"). Amendments to the AIMCO
                                                  Operating Partnership Agreement may be
                                                  proposed by the

         2961
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  general partner or by holders of a Majority
                                                  in Interest. Following such proposal, the
                                                  general partner will submit any proposed
                                                  amendment to the OP Unitholders. The general
                                                  partner will seek the written consent of the
                                                  OP Unitholders on the proposed amendment or
                                                  will call a meeting to vote thereon. See
                                                  "Description of OP Units -- Amendment of the
                                                  AIMCO Operating Partnership Agreement" in
                                                  the accompanying Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives $60,000 in 1986, increasing              its capacity as general partner of the AIMCO
annually at a rate of 6% and 20% of Cash          Operating Partnership. In addition, the
Flow for any year in which Cash Flow exceeds      AIMCO Operating Partnership is responsible
the forecasted amount for such year and fees      for all expenses incurred relating to the
which may be paid for additional services.        AIMCO Operating Partnership's ownership of
Moreover, the general partner or certain          its assets and the operation of the AIMCO
affiliates may be entitled to compensation        Operating Partnership and reimburses the
for additional services rendered.                 general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, no limited partner is        gross negligence, no OP Unitholder has
liable for any debts, liabilities, contract,      personal liability for the AIMCO Operating
or obligation of your partnership. A limited      Partnership's debts and obligations, and
partner is liable only to make payment of         liability of the OP Unitholders for the
his capital contribution when due under your      AIMCO Operating Partnership's debts and
partnership's agreement of limited                obligations is generally limited to the
partnership. After its capital contribution       amount of their investment in the AIMCO
has been fully paid, no limited partner is        Operating Partnership. However, the
required to make any further capital con-         limitations on the liability of limited
tributions or lend any funds to your              partners for the obligations of a limited
partnership, except as provided under             partnership have not been clearly
applicable law.                                   established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.

         2962
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must diligently and faithfully devote as          generally requires a general partner of a
much of its time, but is not required to          Delaware limited partnership to adhere to
devote its full time, to the business of          fiduciary duty standards under which it owes
your partnership as necessary to conduct the      its limited partners the highest duties of
business of your partnership. The general         good faith, fairness and loyalty and which
partner must at all times act in a fiduciary      generally prohibit such general partner from
manner toward your partnership and the            taking any action or engaging in any
limited partners. The general partner and         transaction as to which it has a conflict of
its affiliates may engage in or possess an        interest. The AIMCO Operating Partnership
interest in other business ventures of every      Agreement expressly authorizes the general
nature and description, including, without        partner to enter into, on behalf of the
limitation, real estate business ventures,        AIMCO Operating Partnership, a right of
whether or not such other enterprises are in      first opportunity arrangement and other
competition with any activities of your           conflict avoidance agreements with various
partnership.                                      affiliates of the AIMCO Operating
                                                  Partnership and the general partner, on such
In general, your partnership's agreement of       terms as the general partner, in its sole
limited partnership and the AIMCO Operating       and absolute discretion, believes are
Partnership Agreement have limitations on         advisable. The AIMCO Operating Partnership
the liability of the general partner but          Agreement expressly limits the liability of
such limitations differ in terms and provide      the general partner by providing that the
more protection for the general partner of        general partner, and its officers and
the AIMCO Operating Partnership.                  directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
                                                  Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to

         2963
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  dividends from the Management Subsidiaries
                                                  (as defined below) or interest paid by the
                                                  Management Subsidiaries does not qualify as
                                                  passive activity income and cannot be offset
                                                  against losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the

         2964
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        OP Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a 66 2/3% of the           the Preferred OP Units will       certain limited matters such
outstanding units and the         have the same voting rights       as certain amendments and
consent of the general            as holders of the Common OP       termination of the AIMCO
partner, your partnership         Units. See "Description of        Operating Partnership
may engage in any business        OP Units" in the accompany-       Agreement and certain
other than as set forth in        ing Prospectus. So long as        transactions such as the
your partnership's agreement      any Preferred OP Units are        institution of bankruptcy
of limited partnership,           outstanding, in addition to       proceedings, an assignment
liquidate or dissolve in          any other vote or consent of      for the benefit of creditors
whole or in part, provided        partners required by law or       and certain transfers by the
that your partnership may         by the AIMCO Operating            general partner of its
not dissolve as long as it        Partnership Agreement, the        interest in the AIMCO
owes obligations to GMAC          affirmative vote or consent       Operating Partnership or the
Commercial Mortgage               of holders of at least 50%        admission of a successor
Corporation, consolidate,         of the outstanding Preferred      general partner.
merge or enter into any form      OP Units will be necessary
of consolidation with or          for effecting any amendment       Under the AIMCO Operating
into any other entity or          of any of the provisions of       Partnership Agreement, the
institute bankruptcy              the Partnership Unit              general partner has the
proceedings. The consent of       Designation of the Preferred      power to effect the
the limited partners holding      OP Units that materially and      acquisition, sale, transfer,
more than 50% of the units        adversely affects the rights      exchange or other
then outstanding is               or preferences of the             disposition of any assets of
necessary to amend your           holders of the Preferred OP       the AIMCO Operating
partnership's agreement of        Units. The creation or            Partnership (including, but
limited partnership with the      issuance of any class or          not limited to, the exercise
approval of the general           series of partnership units,      or grant of any conversion,
partner, subject to certain       including, without                option, privilege or
exceptions; remove or elect       limitation, any partner-          subscription right or any
a general partner and             ship units that may have          other right available in
approve or disapprove the         rights senior or superior to      connection with any assets
sale of all or a material         the Preferred OP Units,           at any time held by the
portion of your                   shall not be deemed to            AIMCO Operating Partnership)
partnership's property. Such      materially adversely affect       or the merger,
vote is also necessary to         the rights or preferences of      consolidation,
approve transactions other        the holders of Preferred OP       reorganization or other
than the decrease, increase       Units. With respect to the        combination of the AIMCO
or refinancing of any             exercise of the above             Operating Partnership with
mortgage which may result in      described voting rights,          or into another entity, all
proceeds which do not             each Preferred OP Units           without the consent of the
constitute Cash Flow.             shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
A general partner may cause                                         The general partner may
the dissolution of your                                             cause the dissolution of the
partnership by retiring.                                            AIMCO Operating Partnership
Your partnership may then be                                        by an "event of withdrawal,"
continued by the remaining                                          as defined in the Delaware
general partner in its sole                                         Limited Partnership Act
discretion or if no general                                         (including, without limi-
partner remains or the                                              tation, bankruptcy), unless,
remaining general partner                                           within 90 days after the
does not elect to continue                                          withdrawal, holders of a
your partnership, the                                               "majority in
limited partners may elect
to continue

         2965
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

your partnership's business                                         interest," as defined in the
by selecting a substitute                                           Delaware Limited Partnership
general partner by unanimous                                        Act, agree in writing, in
consent within ninety days                                          their sole and absolute
after the retirement.                                               discretion, to continue the
                                                                    business of the AIMCO
In general, you have greater                                        Operating Partnership and to
voting rights in your                                               the appointment of a
partnership than you will                                           successor general partner.
have as an OP Unitholder. OP                                        The general partner may
Unitholders cannot remove                                           elect to dissolve the AIMCO
the general partner of the                                          Operating Partnership in its
AIMCO Operating Partnership.                                        sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Cash Flow are       at the rate of $0.50 per          or such portion as the
to be made at reasonable          Preferred OP Unit; provided,      general partner may in its
intervals during the fiscal       however, that at any time         sole and absolute discretion
year as determined by the         and from time to time on or       determine, of Available Cash
general partners, and in any      after the fifth anniversary       (as defined in the AIMCO
event will be made within         of the issue date of the          Operating Partnership
sixty days after the close        Preferred OP Units, the           Agreement) generated by the
of each fiscal year. The          AIMCO Operating Partnership       AIMCO Operating Partnership
distributions payable to the      may adjust the annual             during such quarter to the
partners are not fixed in         distribution rate on the          general partner, the special
amount and depend upon the        Preferred OP Units to the         limited partner and the
operating results and net         lower of (i) 2.00% plus the       holders of Common OP Units
sales or refinancing              annual interest rate then         on the record date es-
proceeds available from the       applicable to U.S. Treasury       tablished by the general
disposition of your part-         notes with a maturity of          partner with respect to such
nership's assets.                 five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the general partner,
                                  cumulative from the date of       the special lim-
                                  original issue. Holders of
                                  Preferred

         2966
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  OP Units will not be              ited partner and holders of
                                  entitled to receive any           Common OP Units with respect
                                  distributions in excess of        to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person who is not a minor,        and the Preferred OP Units        Operating Partnership
except in limited cir-            are not listed on any             Agreement restricts the
cumstances, or an                 securities exchange. The          transferability of the OP
incompetent and such person       Preferred OP Units are            Units. Until the expiration
will become a                     subject                           of

         2967
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

substitute limited partner        to restrictions on transfer       one year from the date on
if: (1) such transfer             as set forth in the AIMCO         which an OP Unitholder
complies with applicable          Operating Partnership             acquired OP Units, subject
securities laws, (2) a            Agreement.                        to certain exceptions, such
written assignment has been                                         OP Unitholder may not
duly executed and                 Pursuant to the AIMCO             transfer all or any por-
acknowledged by the assignor      Operating Partnership             tion of its OP Units to any
and assignee, (3) the             Agreement, until the              transferee without the
approval of the general           expiration of one year from       consent of the general
partner which may be              the date on which a holder        partner, which consent may
withheld in the sole and          of Preferred OP Units             be withheld in its sole and
absolute discretion of the        acquired Preferred OP Units,      absolute discretion. After
general partner has been          subject to certain                the expiration of one year,
granted, (4) the transfer,        exceptions, such holder of        such OP Unitholder has the
when added to all other           Preferred OP Units may not        right to transfer all or any
assignments within the            transfer all or any portion       portion of its OP Units to
preceding twelve months           of its Preferred OP Units to      any person, subject to the
ending on the date of the         any transferee without the        satisfaction of certain con-
proposed assignment would         consent of the general            ditions specified in the
not result in the                 partner, which consent may        AIMCO Operating Partnership
termination of your               be withheld in its sole and       Agreement, including the
partnership under the tax         absolute discretion. After        general partner's right of
code and (5) the assignor         the expiration of one year,       first refusal. See
and assignee have complied        such holders of Preferred OP      "Description of OP Units --
with such other conditions        Units has the right to            Transfers and Withdrawals"
as set forth in your              transfer all or any portion       in the accompanying
partnership's agreement of        of its Preferred OP Units to      Prospectus.
limited partnership.              any person, subject to the
                                  satisfaction of certain           After the first anniversary
There are no redemption           conditions specified in the       of becoming a holder of
rights associated with your       AIMCO Operating Partner-          Common OP Units, an OP
units.                            ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP Units --
                                  equal to the Liquidation          Redemption Rights" in the
                                  Preference of the Preferred       accompanying Prospectus.
                                  OP Units tendered for             Upon receipt of a notice of
                                  redemption, (ii) a number of      redemption, the AIMCO
                                  shares of Class A Common          Operating Partnership may,
                                  Stock of AIMCO that is equal      in its sole and absolute
                                  in Value to the Liquidation       discretion but subject to
                                  Preference of the Preferred       the restrictions on the
                                  OP Units tendered for             ownership of Class A Com-
                                  redemption, or (iii) for          mon Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred Stock        elect to cause AIMCO to
                                  of AIMCO that pay an              acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on                  Stock, based on an exchange
                                                                    ratio of one share of

         2968
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  the Preferred OP Units            Class A Common Stock for
                                  tendered for redemption;          each Common OP Unit, subject
                                  provided that such shares         to adjustment as provided in
                                  are part of a class or            the AIMCO Operating
                                  series of preferred stock         Partnership Agreement.
                                  that is then listed on the
                                  NYSE or another national
                                  securities exchange. The
                                  Preferred OP Units may not
                                  be redeemed at the option of
                                  the AIMCO Operating
                                  Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         2969

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         2970

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         2971

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         2972

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         2973


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         2974


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



         PREFERRED OP UNITS                          CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         2975

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         2976

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation

         2977

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


Preference of the Preferred OP Units              The trustee may sell the Class I Preferred
tendered for redemption, (ii) a number of         Stock held in the trust to AIMCO or a
shares of Class A Common Stock of AIMCO that      person, designated by the trustee, whose
is equal in value to the Liquidation              ownership of the Class I Preferred Stock
Preference of the Preferred OP Units              will not violate the Class I Preferred
tendered for redemption, or (iii) for             Ownership Limit. Upon such sale, the
Preferred OP Units redeemed after a two-year      interest of the charitable beneficiaries in
holding period, a number of shares of Class       the shares sold will terminate and the
I Preferred Stock of AIMCO that pay an            trustee will distribute to the prohibited
aggregate amount of dividends equivalent to       transferee, the lesser of (i) the price paid
the distributions on the Preferred OP Units       by the prohibited transferee for the shares
tendered for redemption; provided that such       or if the prohibited transferee did not give
shares are part of a class or series of           value for the shares in connection with the
preferred stock that is then listed on the        event causing the shares to be held in the
NYSE or another national securities               trust, the market price of such shares on
exchange. The Preferred OP Units may not be       the day of the event causing the shares to
redeemed at the option of the AIMCO               be held in the trust and (ii) the price per
Operating Partnership. See "Description of        share received by the trustee from the sale
Preferred OP Units -- Redemption."                or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         2978

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $95,634 in 1996, $86,251 in 1997 and $57,624 in 1998. The property manager received management fees of $203,451 in 1996, $196,956 in 1997 and $347,448 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         2979

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $770,403 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and positive 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         2980

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Park Towne Place Associates Limited Partnership at December 31, 1997, 1996 and 1995 and for the years then ended, appearing in this Prospectus Supplement have been audited by Reznick Fedder & Silverman, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         2981

                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................   F-2
Condensed Statement of Operations for the nine months ended
  September 30, 1998 (unaudited)............................   F-3
Condensed Statement of Cash Flows for the nine months ended
  September 30, 1998 (unaudited)............................   F-4
Notes to Condensed Financial Statements.....................   F-5
Independent Auditors' Report................................   F-8
Balance Sheets as of December 31, 1997 and 1996.............   F-9
Statements of Operations for the years ended December 31,
  1997 and 1996.............................................  F-10
Statements of Partners' Capital for the years ended December
  31, 1997 and 1996.........................................  F-11
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-12
Notes to Financial Statements...............................  F-13
Independent Auditors' Report................................  F-18
Balance Sheets as of December 31, 1996 and 1995.............  F-19
Statements of Operations for the years ended December 31,
  1996 and 1995.............................................  F-20
Statements of Partners' Capital for the years ended December
  31, 1996 and 1995.........................................  F-21
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-22
Notes to Financial Statements...............................  F-23

         2982


                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                         ASSETS
Cash and cash equivalents...................................                  $   770,350
Restricted escrows..........................................                    1,863,827
Other assets................................................                    1,712,125
Investment property:
  Land......................................................  $  2,000,000
  Building and related personal property....................    58,806,024
                                                              ------------
                                                                60,806,024
                                                              ------------
  Less: Accumulated depreciation............................   (30,310,551)    30,495,473
                                                              ------------    -----------
          Total assets......................................                  $34,841,775
                                                                              ===========
                            LIABILITIES AND PARTNERS' DEFICIT
Other accrued liabilities...................................                    1,430,503
Notes payable...............................................                   38,011,377
          Partners' deficit.................................                   (4,600,105)
                                                                              -----------
          Total Liabilities and Partners' Deficit...........                  $34,841,775
                                                                              ===========

         2983


                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1998           1997
                                                              ----------    ------------
Revenues:
  Rental income.............................................  $8,158,069    $  7,842,288
  Other income..............................................     349,659         302,080
                                                              ----------    ------------
          Total Revenues....................................   8,507,728       8,144,368
Expenses:
  Operating expenses........................................   3,209,170     3,725,321.0
  General and administrative expenses.......................     226,678       201,725.0
  Depreciation expense......................................   1,938,446     1,938,446.0
  Interest expense..........................................   2,681,947     2,625,471.0
  Property tax expense......................................     815,263       936,209.0
                                                              ----------    ------------
          Total Expenses....................................   8,871,504       9,427,172
          Net Loss..........................................  $ (363,776)   $ (1,282,804)
                                                              ==========    ============

         2984


                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP



                 CONDENSED STATEMENT OF CASH FLOWS -- UNAUDITED



                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 1998          1997
                                                              ----------    -----------
Operating Activities:
  Net loss..................................................  $ (363,776)   $(1,282,804)
  Adjustments to reconcile net loss to net cash provided by
     operating activities...................................
  Depreciation and amortization.............................   2,014,310      2,014,310
  Changes in accounts:
     Receivables and deposits and other assets..............    (365,077)      (154,681)
     Accounts payable and accrued expenses..................    (379,852)        66,989
                                                              ----------    -----------
          Net cash provided by operating activities.........     905,605        643,814
                                                              ----------    -----------
Investing Activities:
  Property improvements and replacements....................    (907,125)      (794,805)
  Net decrease in restricted escrows........................     231,089             --
                                                              ----------    -----------
  Net cash used in investing activities.....................    (676,036)      (794,805)
                                                              ----------    -----------
Financing Activities:
  Payments on mortgage......................................    (209,778)      (193,768)
                                                              ----------    -----------
  Net cash used in financing activities.....................    (209,778)      (193,768)
                                                              ----------    -----------
  Net increase (decrease) in cash and cash equivalents......      19,791       (344,759)
  Cash and cash equivalents at beginning of year............     750,559      1,210,238
                                                              ----------    -----------
  Cash and cash equivalents at end of period................  $  770,350    $   865,479
                                                              ==========    ===========

         2985

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


NOTE A -- BASIS OF PRESENTATION


     The accompanying unaudited financial statements of Park Towne Place Associates Limited Partnership as of September 30, 1998 and for the nine months ended September 30, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.


     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         2986

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

             FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                           DECEMBER 31, 1997 AND 1996

         2987

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-8
Financial Statements
  Balance Sheets............................................  F-9
  Statements of Operations..................................  F-10
  Statements of Partners' Capital...........................  F-11
  Statements of Cash Flows..................................  F-12
  Notes to Financial Statements.............................  F-13

         2988

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Park Towne Place Associates Limited Partnership

     We have audited the accompanying balance sheets of Park Towne Place Associates Limited Partnership as of December 31, 1997 and 1996, and the related statements of operations, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Towne Place Associates Limited Partnership as of December 31, 1997 and 1996, and the results of its operations, changes in partners' capital and cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                        /s/ REZNICK FEDDERS & SILVERMAN

Bethesda, Maryland
February 18, 1998

         2989

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                                  DECEMBER 31,

                                     ASSETS

                                                                 1997           1996
                                                              -----------    -----------
Investment in real estate
  Land......................................................  $ 2,000,000    $ 2,000,000
  Building and building improvements........................   54,262,367     52,102,912
  Personal property                                             3,636,532      4,736,247
                                                              -----------    -----------
                                                               59,898,899     58,839,159
  Less: accumulated depreciation............................   28,372,105     25,787,510
                                                              -----------    -----------
                                                               31,526,794     33,051,649
Cash and cash equivalents...................................      750,559      1,210,238
Tenant security deposits -- funded..........................      348,445        236,020
Mortgage escrow deposits....................................    1,240,346        898,273
Replacement reserves........................................      854,570      1,047,124
Prepaid expenses and other assets...........................      189,383        245,084
Deferred costs, net of accumulated amortization of $126,441
  in 1997 and $25,288 in 1996...............................      885,084        986,237
                                                              -----------    -----------
       Total assets.........................................  $35,795,181    $37,674,625
                                                              ===========    ===========

LIABILITIES AND PARTNERS' CAPITAL

Liabilities applicable to investment in real property
  Mortgage payable..........................................  $38,221,155    $38,479,512
Other liabilities
  Accounts payable and accrued expenses.....................      856,255        836,951
  Loans payable -- affiliates...............................      356,872        356,872
  Accrued interest -- mortgage..............................      292,605        292,605
  Tenants security deposits.................................      304,623        234,609
                                                              -----------    -----------
       Total liabilities....................................   40,031,510     40,200,549
Partners' capital...........................................   (4,236,329)    (2,525,924)
                                                              -----------    -----------
       Total liabilities and partners' capital..............  $35,795,181    $37,674,625
                                                              ===========    ===========

                       See notes to financial statements

         2990

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
                            YEARS ENDED DECEMBER 31,

                                                                 1997           1996
                                                              -----------    -----------
Income
  Rental....................................................  $10,456,384    $ 9,958,898
  Interest income...........................................       47,002         31,324
  Other income..............................................      355,771        265,221
                                                              -----------    -----------
       Total income.........................................   10,859,157     10,255,443
                                                              -----------    -----------
Expenses
  Leasing...................................................      412,843        338,424
  General and administrative................................      268,967        251,048
  Management fees...........................................      339,661        305,176
  Utilities.................................................    1,384,814      1,334,489
  Repairs and maintenance...................................    1,774,431      1,613,779
  Ground rent...............................................           --        198,750
  Insurance.................................................      285,292        314,858
  Taxes.....................................................    1,248,278      1,248,750
                                                              -----------    -----------
       Total operating expenses.............................    5,714,286      5,605,274
Other expenses
  Depreciation..............................................    2,584,595      2,451,788
  Amortization..............................................      101,153         25,288
  Interest expense..........................................    3,500,628      3,710,129
  Other expenses............................................      668,900        278,496
                                                              -----------    -----------
       Total other expenses.................................   12,569,562     12,070,975
                                                              -----------    -----------
Net loss....................................................  $(1,710,405)   $(1,815,532)
                                                              ===========    ===========
Net loss allocated to Winthrop Financial Associates.........  $   (68,416)   $   (86,237)
                                                              ===========    ===========
Net loss allocated to Investor Limited Partners.............  $(1,624,885)   $(1,724,756)
                                                              ===========    ===========
Net loss allocated to PTP Properties, Inc...................  $   (17,104)   $    (4,539)
                                                              ===========    ===========
Net loss per unit outstanding -- Investor L.P...............  $    (4,272)   $    (4,539)
                                                              ===========    ===========

                       See notes to financial statements

         2991

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                        STATEMENTS OF PARTNERS' CAPITAL
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                          WINTHROP       INVESTOR          PTP
                                          FINANCIAL       LIMITED      PROPERTIES,
                                         ASSOCIATES      PARTNERS         INC.           TOTAL
                                         -----------    -----------    -----------    -----------
Balance, December 31, 1995.............  $(2,363,966)   $ 1,653,574     $      --     $  (710,392)
Transfer of interest...................      486,409             --      (486,409)             --
  Net loss.............................      (86,237)    (1,724,756)       (4,539)     (1,815,532)
                                         -----------    -----------     ---------     -----------
Balance, December 31, 1996.............   (1,963,794)       (71,182)     (490,948)     (2,525,924)
  Net loss.............................      (68,416)    (1,624,885)      (17,104)     (1,710,405)
                                         -----------    -----------     ---------     -----------
Balance, December 31, 1997.............  $(2,032,210)   $(1,696,067)    $(508,052)    $(4,236,329)
                                         ===========    ===========     =========     ===========

                       See notes to financial statements

         2992

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                            STATEMENT OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,

                                                                 1997            1996
                                                              -----------    ------------
Cash flows from operating activities
  Net loss..................................................  $(1,710,405)   $ (1,815,532)
  Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities
     Depreciation and amortization..........................    2,685,748       2,477,076
     (Increase) decrease in tenant security
       deposits -- funded...................................     (112,425)          8,501
     (Increase) decrease in mortgage escrow deposits........     (342,073)         36,264
     Increase in deferred costs.............................           --      (1,011,525)
     Increase in accrued interest -- mortgage...............           --          15,372
     Decrease in prepaid expenses and other assets..........       55,701          94,138
     Increase (decrease) in accounts payable and accrued
       expenses.............................................       19,304         (44,626)
     Increase in tenant security deposits...................       70,014          39,035
                                                              -----------    ------------
       Net cash provided by (used in) operating
          activities........................................      665,864        (201,297)
                                                              -----------    ------------
Cash flows from investing activities
  Investment in land........................................           --      (2,000,000)
  Investment in rental property.............................   (1,059,740)     (1,018,933)
  Decrease (increase) in reserve for replacements...........      192,554      (1,047,124)
                                                              -----------    ------------
       Net cash used in investing activities................     (867,186)     (4,066,057)
                                                              -----------    ------------
Cash flows from financing activities
  Principal payments on mortgage............................     (258,357)    (33,414,321)
  Proceeds from mortgage....................................           --      38,500,000
  Increase in loans payable -- affiliates...................           --         356,872
  Payments on loans payable -- affiliates...................           --        (472,000)
                                                              -----------    ------------
       Net cash (used in) provided by financing
          activities........................................     (258,357)      4,970,551
                                                              -----------    ------------
       Net (Decrease) Increase in Cash and Cash
          Equivalents.......................................     (459,679)        703,197
Cash and cash equivalents, beginning........................    1,210,238         507,041
                                                              -----------    ------------
Cash and cash equivalents, end..............................  $   750,559    $  1,210,238
                                                              ===========    ============
Supplemental disclosure of cash flow information
  Cash paid during the year for interest....................  $ 3,500,628    $  3,694,757
                                                              ===========    ============

                       See notes to financial statements

         2993

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Park Towne Place Associates Limited Partnership, a Delaware limited partnership, was formed in November 1985 to acquire, renovate and operate a four-building apartment complex known as Park Towne Place (the "Property"). The Property consists of 969 apartment units and recreational and retail facilities situated on approximately 8.95 acres of land. The Partnership will terminate on December 31, 2035, or earlier upon the occurrence of certain events specified in the partnership agreement. The general partner of the Partnership is Winthrop Financial Associates, A Limited Partnership, a Maryland Limited Partnership ("WFA"). The initial limited partner of the Partnership was Three Winthrop Properties, Inc.

     Upon admission of the Investors to the Partnership, profits, losses and cash flow from normal operations were allocated 5% to WFA and 95% to the investor limited partners. The partnership sold 380 limited partnership units.

     Effective September 30, 1996, WFA withdrew from the Partnership as the general partner and assigned 1% of 5% interest to the new general partner, PTP Properties, Inc. WFA retained its remaining 4% interest which was converted to a limited partnership interest but is not considered an investor limited partner. Profits, losses and distributions of the partnership are allocated 1% to the general partner, 4% to WFA and 95% to the investor limited partners.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Rental Property

     Rental property is carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by use of the straight-line method for financial reporting purposes. For income tax purposes, accelerated lives and methods are used.

  Deferred Costs

     Mortgage costs are amortized over the term of the mortgage loan using the straight-line method.

  Rental Income

     Rental income is recognized as rents become due. Rents received in advance are deferred until earned. All leases between the Partnership and tenants of the property are operating leases.

  Income Taxes

     No provision has been made for federal, state or local income taxes in the financial statements of the Partnership. The Partners are required to report on their individual income tax returns their allocable share of income, gains, losses, deductions and credits of the Partnership. The Partnership files its own tax return on the accrual basis.

         2994

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP


                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Cash Equivalents

     For purposes of the statement of cash flows, the Partnership considers all highly liquid investments consisting of a money market fund to be cash equivalents.

NOTE B -- MORTGAGE PAYABLE

     On October 2, 1996, the Partnership refinanced its mortgage through GMAC Commercial Mortgage Corporation. The new mortgage, which had an original balance of $38,500,000, is secured by a deed of trust on the rental property and an assignment of property leases and rents, and is guaranteed by an affiliate of the general partner. The note bears interest at 9.125% per annum. Principal and interest are payable by the partnership in monthly installments of $313,249 through maturity on November 1, 2006, when all outstanding principal and accrued interest are due. Included in interest expense on the statements of operations for the year ended December 31, 1996 is $347,957 of a prepayment penalty paid to the old lender on refinancing its mortgage.

     Under agreements with the mortgage lender, the partnership is required to make monthly escrow deposits for taxes, insurance and replacement of project assets.

     The liability of the partnership under the mortgage note is limited to the underlying value of the real estate collateral plus other amounts deposited with the lender.

     Aggregate annual maturities of the mortgage payable over each of the next five years are as follows:

                   DECEMBER 31,
                   ------------
  1998............................................  $285,095
  1999............................................   312,226
  2000............................................   341,939
  2001............................................   374,479
  2002............................................   410,117

NOTE C -- INVESTMENT IN LAND

     The land on which the property was located was previously owned by 2200 Benjamin Franklin Parkway Associates Limited Partnership (the "fee owner"), and served as landlord under the ground lease. The general partner of the fee owner is Nine St. James Leasing Co., whose shareholders are affiliates of the general partner and WFA.

     On September 30, 1996, the partnership executed an option in their ground lease to purchase the land for $2,000,000 from the fee owner. The partnership financed a portion of the purchase through the refinancing as described in note
B. The remaining balance due to the fee owner at December 31, 1997 and 1996 is $356,872. This amount is noninterest bearing and payable upon sale or refinancing of the property.

NOTE D -- TAXABLE LOSS

     The Partnership's taxable loss for 1997 and 1996 differs from the net loss for financial reporting purposes primarily due to differences in the recognition of depreciation incurred by the Partnership and the recognition

         2995

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP


                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

of interest expense on the mortgage loan under the economic accrual method for tax purposes. The taxable losses for 1997 and 1996 are as follows:

                                                               1997           1996
                                                            -----------    -----------
Net loss for financial reporting purposes.................  $(1,708,604)   $(1,815,532)
Accelerated depreciation on real and personal property....       (5,810)        14,787
Interest expense under the economic accrual method........           --        485,838
Other.....................................................           --             20
                                                            -----------    -----------
Taxable loss..............................................  $(1,714,414)   $(1,314,887)
                                                            ===========    ===========

NOTE E -- RELATED PARTY TRANSACTIONS

     The Partnership has incurred charges by and commitments to companies affiliated by common ownership and management with the general partner and WFA. Related party transactions with the general partner, WFA and its affiliates include the following:

        The Partnership incurred ground rent expense of $198,750 in 1996.

        The Partnership was managed by Winthrop Management (through October 27,
     1997), an affiliate of the general partner and WFA, which received an annual property management fee equal to 2% of gross operating revenues for the properties. Fees of $196,956 and $203,451 were charged to operations for 1997 and 1996, respectively.

        On October 28, 1997, the partnership terminated Winthrop Management as the managing agent and appointed Insignia Residential Group, LP ("Insignia") as the new management agent. (See note G to the financial statements.) The current management agreement provides for a property management fee equal to 3% of the gross operating revenues generated by the properties. Fees of $54,931 were charged to operations for the year ended December 31, 1997.

        Management fees include $87,774 and $101,725 in 1997 and 1996, respectively, representing consulting management fees equal to 1% of gross collections, paid to an affiliate through October 27, 1997. An investor service fee of $77,359 and $95,634 in 1997 and 1996, respectively, was paid to an affiliate and is included in other expenses.

        In May of 1994 an affiliate of the general partner and WFA agreed to advance the Partnership $300,000 in a noninterest bearing revolving line of credit. During 1995, the affiliate advanced an additional $240,000, and the Partnership repaid $68,000 of the advances. During 1996, the outstanding balance of $472,000 was repaid with refinancing proceeds as more fully described in note B.

        Included in other expenses is $18,982 of asset management fees and $8,892 of general partner reimbursement charged to operations in 1997. The amounts are payable to an affiliate of the general partner starting in November 1997. At December 31, 1997, $27,874 remains payable.

NOTE F -- CONCENTRATION OF CREDIT RISK

     The partnership maintains its cash balances in two banks. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1997, the uninsured portion of the cash balance held in one of the banks was $248,445.

NOTE G -- OTHER INFORMATION

     On October 28, 1997, Insignia Financial Group acquired 100% of the Class B Stock of First Winthrop Corporation, an affiliate of the general partner.

         2996

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

             FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

         2997

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-18
Balance Sheets..............................................  F-19
Statements of Operations....................................  F-20
Statements of Partners' Capital.............................  F-21
Statements of Cash Flows....................................  F-22
Notes to Financial Statements...............................  F-23

         2998

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Park Towne Place Associates Limited Partnership

     We have audited the accompanying balance sheets of Park Towne Place Associates Limited Partnership as of December 31, 1996 and 1995, and the related statements of operations, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Towne Place Associates Limited Partnership as of December 31, 1996 and 1995, and the results of its operations, changes in partners' capital and cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                        /s/ REZNICK FEDDERS & SILVERMAN

Bethesda, Maryland
January 24, 1997

         2999

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                     ASSETS

                                                                 1996           1995
                                                              -----------    -----------
Investment in Real Estate
  Land......................................................  $ 2,000,000    $        --
  Building and building improvements........................   52,102,912     52,102,912
  Personal property.........................................    4,736,247      3,717,314
                                                              -----------    -----------
                                                               58,839,159     55,820,226
  Less: accumulated depreciation............................   25,787,510     23,335,722
                                                              -----------    -----------
                                                               33,051,649     32,484,504
Cash and cash equivalents...................................    1,210,238        507,041
Tenant security deposits -- funded..........................      236,020        244,521
Mortgage escrow deposits....................................      898,273        934,537
Replacement reserves........................................    1,047,124             --
Prepaid expenses and other assets...........................      245,084        339,222
Deferred costs, net of accumulated amortization of $25,288
  in 1996...................................................      986,237             --
                                                              -----------    -----------
       Total Assets.........................................  $37,674,625    $34,509,825
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' CAPITAL

Liabilities applicable to investment in real property
  Mortgage payable..........................................  $38,479,512    $33,393,833
Other liabilities
  Accounts payable and accrued expenses.....................      836,951        881,577
  Loans payable -- affiliates...............................      356,872        472,000
  Accrued interest -- mortgage..............................      292,605        277,233
  Tenants security deposits.................................      234,609        195,574
                                                              -----------    -----------
       Total Liabilities....................................   40,200,549     35,220,217
Partners' Capital...........................................   (2,525,924)      (710,392)
                                                              -----------    -----------
Total Liabilities and Partners' Capital.....................  $37,674,625    $34,509,825
                                                              ===========    ===========

                       See notes to financial statements

         3000

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 1996           1995
                                                              -----------    -----------
Income
  Rental....................................................  $ 9,958,898    $ 9,885,828
  Interest income...........................................       31,324         14,859
  Other income..............................................      265,221        363,170
                                                              -----------    -----------
       Total Income.........................................   10,255,443     10,263,857
                                                              -----------    -----------
Expenses
  Leasing...................................................      338,424        312,607
  General and administrative................................      251,048        275,629
  Management Fees...........................................      305,176        304,306
  Utilities.................................................    1,334,489      1,020,416
  Repairs and Maintenance...................................    1,613,779      1,589,236
  Ground Rent...............................................      198,750        265,000
  Insurance.................................................      314,858        299,283
  Taxes.....................................................    1,248,750      1,255,565
                                                              -----------    -----------
       Total Operating Expenses.............................    5,605,274      5,322,042
Other expenses
  Depreciation..............................................    2,451,788      2,443,474
  Amortization..............................................       25,288         87,174
  Interest expense..........................................    3,710,129      3,313,671
  Other expense.............................................      278,496        178,704
                                                              -----------    -----------
       Total Other Expenses.................................   12,070,975     11,345,065
                                                              -----------    -----------
Net Loss....................................................  $(1,815,532)   $(1,081,208)
                                                              ===========    ===========
Net loss allocated to Winthrop Financial Associates.........  $   (86,237)   $   (54,060)
                                                              ===========    ===========
Net loss allocated to Investor Limited Partners.............  $(1,724,756)   $(1,027,148)
                                                              ===========    ===========
Net loss allocated to PTP Properties, Inc. .................  $    (4,539)   $        --
                                                              ===========    ===========
Net loss per unit outstanding -- Investor L.P. .............  $    (4,539)   $    (2,703)
                                                              ===========    ===========

                       See notes to financial statements

         3001

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                        STATEMENTS OF PARTNERS' CAPITAL
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                          WINTHROP       INVESTOR          PTP
                                          FINANCIAL       LIMITED      PROPERTIES,
                                         ASSOCIATES      PARTNERS         INC.           TOTAL
                                         -----------    -----------    -----------    -----------
Balance, December 31, 1994.............  $(2,309,906)   $ 2,680,722     $      --     $   370,816
  Net loss.............................      (54,060)    (1,027,148)           --      (1,081,208)
                                         -----------    -----------     ---------     -----------
Balance, December 31, 1995.............   (2,363,966)     1,653,574            --        (710,392)
Transfer of interest...................      486,409             --      (486,409)             --
  Net loss.............................      (86,237)    (1,724,756)       (4,539)     (1,815,532)
                                         -----------    -----------     ---------     -----------
Balance, December 31, 1996.............  $(1,963,794)   $   (71,182)    $(490,948)    $(2,525,924)
                                         ===========    ===========     =========     ===========

                       See notes to financial statements

         3002

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                  1996           1995
                                                              ------------    -----------
Cash flows from operating activities
  Net loss..................................................  $ (1,815,532)   $(1,081,208)
  Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities
     Depreciation and amortization..........................     2,477,076      2,530,648
     (Increase) decrease in tenant security
       deposits -- funded...................................         8,501       (110,596)
     Decrease in mortgage escrow deposits...................        36,264          3,246
     Increase in deferred costs.............................    (1,011,525)            --
     Increase in accrued interest -- mortgage...............        15,372             --
     Decrease (increase) in prepaid expenses and other
       assets...............................................        94,138       (179,871)
     (Decrease) increase in accounts payable and accrued
       expenses.............................................       (44,626)         3,051
     Increase in tenant security deposits...................        39,035         63,964
                                                              ------------    -----------
       Net cash provided by (used in) operating
          activities........................................      (201,297)     1,229,234
                                                              ------------    -----------
Cash flows from investing activities
  Investment in land........................................    (2,000,000)            --
  Investment in rental property.............................    (1,018,933)      (718,561)
  Increase in reserve for replacements......................    (1,047,124)            --
                                                              ------------    -----------
       Net cash used in investing activities................    (4,066,057)      (718,561)
                                                              ------------    -----------
Cash flows from financing activities
  Principal payments on mortgage............................   (33,414,321)      (295,256)
  Proceeds from mortgage....................................    38,500,000             --
  Increase in loans payable -- affiliates...................       356,872        172,000
  Payments on loans payable -- affiliates...................      (472,000)            --
                                                              ------------    -----------
       Net cash provided by (used in) financing
          activities........................................     4,970,551       (123,256)
                                                              ------------    -----------
Net increase in cash and cash equivalents...................       703,197        387,417
Cash and cash equivalents, beginning........................       507,041        119,624
                                                              ------------    -----------
Cash and cash equivalents, end..............................  $  1,210,238    $   507,041
                                                              ============    ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  3,694,757    $ 3,313,671
                                                              ============    ===========

                       See notes to financial statements

         3003

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Park Towne Place Associates Limited Partnership, a Delaware limited partnership, was formed in November 1985 to acquire, renovate and operate a four-building apartment complex known as Park Towne Place (the "Property"). The Property consists of 969 apartment units and recreational and retail facilities situated on approximately 8.95 acres of land. The Partnership will terminate on December 31, 2035, or earlier upon the occurrence of certain events specified in the Partnership Agreement. The general partner of the Partnership is Winthrop Financial Associates, A Limited Partnership, a Maryland Limited Partnership ("WFA"). The initial limited partner of the Partnership was Three Winthrop Properties, Inc.

     Upon admission of the Investors to the Partnership, profits, losses and cash flow from normal operations were allocated 5% to WFA and 95% to the Investor Limited Partners.

     Effective September 30, 1996, WFA withdrew from the Partnership as the general partner and assigned 1% of 5% interest to the new general partner, PTP Properties, Inc. WFA retained its remaining 4% interest which was converted to a limited partnership interest but is not considered an investor limited partner. Profits, losses and distributions of the partnership are allocated 1% to the general partner, 4% to WFA and 95% to the investor limited partners.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Rental Property

     Rental property is carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by use of the straight-line method for financial reporting purposes. For income tax purposes, accelerated lives and methods are used.

  Deferred Costs

     Mortgage costs are amortized over the term of the mortgage loan using the straight line method.

  Rental Income

     Rental income is recognized as rents become due. Rents received in advance are deferred until earned. All leases between the Partnership and tenants of the property are operating leases.

  Income Taxes

     No provision has been made for Federal, state or local income taxes in the financial statements of the Partnership. The Partners are required to report on their individual income tax returns their allocable share of income, gains, losses, deductions and credits of the Partnership. The Partnership files its own tax return on the accrual basis.

         3004

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP


                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Cash Equivalents

     For purposes of the statement of cash flows, the Partnership considers all highly liquid investments consisting of a money market fund to be cash equivalents. The carrying amount of $1,200,015 approximates fair value because of the short maturity of this instrument.

NOTE B -- MORTGAGE PAYABLE

     On October 2, 1996, the Partnership refinanced its mortgage through GMAC Commercial Mortgage Corporation. The new mortgage, which had an original balance of $38,500,000, is secured by a deed of trust on the rental property and an assignment of property leases and rents, and is guaranteed by an affiliate of the general partner. The note bears interest at 9.125% per annum. Principal and interest are payable by the partnership in monthly installments of $313,249 through maturity on November 1, 2006, when all outstanding principal and accrued interest are due. Included in interest expense on the statements of operations for the year ended December 31, 1996 is $347,957 of a prepayment penalty paid to the old lender on refinancing its mortgage.

     Under agreements with the mortgage lender, the partnership is required to make monthly escrow deposits for taxes, insurance and replacement of project assets.

     The liability of the partnership under the mortgage note is limited to the underlying value of the real estate collateral plus other amounts deposited with the lender.

     Aggregate annual maturities of the mortgage payable over each of the next five years are as follows:

                   DECEMBER 31,
                   ------------
     1997.........................................   $260,321
     1998.........................................    285,095
     1999.........................................    312,226
     2000.........................................    341,939
     2001.........................................    374,479

NOTE C -- INVESTMENT IN LAND

     The land on which the property was located was previously owned by 2200 Benjamin Franklin Parkway Associates Limited Partnership (the "Fee Owner"), and served as landlord under the ground lease. The general partner of the Fee Owner is Nine St. James Leasing Co., whose shareholders are affiliates of the general partner and WFA.

     On September 30, 1996, the partnership executed an option in their ground lease to purchase the land for $2,000,000 from the fee owner. The partnership financed a portion of the purchase through the refinancing as described in Note
B. The remaining balance due to the Fee Owner at December 31, 1996 is $356,872. This amount is noninterest bearing and payable upon sale or refinancing of the property.

NOTE D -- TAXABLE LOSS

     The Partnership's taxable loss for 1996 and 1995 differs from the net loss for financial reporting purposes primarily due to differences in the recognition of depreciation incurred by the Partnership and the recognition

         3005

                PARK TOWNE PLACE ASSOCIATES LIMITED PARTNERSHIP


                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

of interest expense on the Mortgage Loan under the economic accrual method for tax purposes. The taxable losses for 1996 and 1995 are as follows:

                                                               1996           1995
                                                            -----------    -----------
  Net loss for financial reporting purposes.............    $(1,815,532)   $(1,081,208)
  Accelerated depreciation on real and personal
    property............................................         14,787        126,950
  Interest expense under the economic accrual method....        485,838        131,950
  Other.................................................             20        (18,000)
                                                            -----------    -----------
  Taxable loss..........................................    $(1,314,887)   $  (840,308)
                                                            ===========    ===========

NOTE E -- RELATED PARTY TRANSACTIONS

     The Partnership has incurred charges by and commitments to companies affiliated by common ownership and management with the general partner and WFA. Related party transactions with the general partner, WFA and its affiliates include the following:

     The Partnership incurred ground rent expense of $198,750 in 1996 and $265,000 in 1995.

     Management fees includes $101,725 and $101,436 in 1996 and 1995, respectively, representing Consulting Management fees equal to 1% of gross collections, paid to an affiliate. An Investor Service Fee of $95,634 in 1996 and 1995 was paid to an affiliate and is included in other expenses.

     On March 1, 1989, an affiliate took over the on-site management of the property. Management fees include $203,451 and $202,870 in 1996 and 1995, respectively, representing property management fees, equal to 2% of gross collections, paid to the affiliate.

     In May of 1994 an affiliate of the general partner and WFA agreed to advance the Partnership $300,000 in a noninterest bearing revolving line of credit. During 1995, the affiliate advanced an additional $240,000, and the Partnership repaid $68,000 of the advances. During 1996, the outstanding balance of $472,000 was repaid with refinancing proceeds as more fully described in note B.

NOTE F -- CONCENTRATION OF CREDIT RISK

     The partnership maintains its cash balances in two banks. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1996, the uninsured portion of the cash balance held in one of the banks was $4,991.

         3006


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         3007

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         3008

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         3009

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         3010

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         3011

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         3012

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         3013

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         3014

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         3015

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         3016

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)              --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         3017

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         3018

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         3019

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         3020

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         3021

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3022

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3023

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         3024

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3025

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         3026

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         3027

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         3028

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3029

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3030

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3031


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         3032

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         3033


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         3034


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         3035


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         3036


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3037


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         3038

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         3039


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         3040


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3041


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         3042


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         3043


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         3044


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         3045


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         3046


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         3047


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         3048


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3049


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         3050


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         3051


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3052


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         3053

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3054


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         3055

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3056

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re: Park Towne Place Associates
     Limited Partnership


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Park Towne Place Associates Limited Partnership (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $8,208 in cash, or 212.25 Common OP Units of the Purchaser, or 328.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         3057

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         3058

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         3059

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         3060


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         3061


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         3062

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         3063

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         3064

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         3065


                  SUBJECT TO COMPLETION, DATED MARCH   , 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                           Quail Run Associates, L.P.

                        in exchange for your choice of:

            2,434 of our 8.0% Class Two Partnership Preferred Units;


                  1,572.75 of our Partnership Common Units; or



                                $60,845 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on May 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $60,845 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         3066

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
SUMMARY........................................    S-1
  The AIMCO Operating Partnership..............    S-1
  Affiliation with your General Partner........    S-1
  Risk Factors.................................    S-1
  Background and Reasons for the Offer.........    S-5
  Valuation of Units...........................    S-9
  Fairness of the Offer........................   S-10
  Stanger Analysis.............................   S-11
  Your Partnership.............................   S-11
  The Offer....................................   S-12
  Terms of the Offer...........................   S-12
  Certain Federal Income Tax Consequences......   S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................   S-14
  Comparison of Your Units and AIMCO OP Units..   S-14
  Conflicts of Interest........................   S-15
  Source and Amount of Funds and Transactional
    Expenses...................................   S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................   S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......   S-18
  Summary Financial Information of Quail Run
    Associates L.P. ...........................   S-20
  Comparative Per Unit Data....................   S-20
THE AIMCO OPERATING PARTNERSHIP................   S-21
RISK FACTORS...................................   S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................   S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................   S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................   S-22
    Conflicts of Interest with Respect to the
      Offer....................................   S-22
    Possible Subsequent Offer at a Higher
      Price....................................   S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................   S-22
    Holding Units May Result in Greater Future
      Value....................................   S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................   S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................   S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................   S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................   S-23
    Loss of Future Distributions from Your
      Partnership..............................   S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................   S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................   S-24
    Fundamental Change in Nature of
      Investment...............................   S-24
    Fundamental Change in Number of Properties
      Owned....................................   S-24
    Lack of Trading Market for OP Units........   S-24
    Uncertain Future Distributions.............   S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......   S-24
    Possible Redemption of Preferred Stock.....   S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................   S-25
    Limitations on Effecting a Change of
      Control..................................   S-25
    Limitation on Transfer of OP Units.........   S-25
    Limited Voting Rights of Holders of OP
      Units....................................   S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................   S-25
    Litigation Associated with Partnership
      Acquisitions.............................   S-25
    Dilution of Interests of Holders of OP
      Units....................................   S-25



                                                  PAGE
                                                  ----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................   S-25
    Possible Increase in Control of Your
      Partnership by Us........................   S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................   S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........   S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................   S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................   S-26
    Balloon Payments...........................   S-26
SPECIAL FACTORS TO CONSIDER....................   S-26
BACKGROUND AND REASONS FOR THE OFFER...........   S-27
  Background of the Offer......................   S-27
  Alternatives Considered......................   S-28
  Expected Benefits of the Offer...............   S-30
  Disadvantages of the Offer...................   S-31
VALUATION OF UNITS.............................   S-32
FAIRNESS OF THE OFFER..........................   S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................   S-34
  Fairness to Unitholders who Tender their
    Units......................................   S-35
  Fairness to Unitholders who do not Tender
    their Units................................   S-36
  Comparison of Consideration to Alternative
    Consideration..............................   S-36
  Allocation of Consideration..................   S-39
STANGER ANALYSIS...............................   S-39
  Experience of Stanger........................   S-39
  Summary of Materials Considered..............   S-40
  Summary of Reviews...........................   S-41
  Conclusions..................................   S-43
  Assumptions, Limitations and
    Qualifications.............................   S-43
  Compensation and Material Relationships......   S-44
YOUR PARTNERSHIP...............................   S-45
  General......................................   S-45
  Your Partnership and its Property............   S-45
  Property Management..........................   S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................   S-45
  Capital Replacement..........................   S-46
  Borrowing Policies...........................   S-46
  Competition..................................   S-47
  Legal Proceedings............................   S-47
  History of the Partnership...................   S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................   S-47
  Distributions and Transfers of Units.........   S-47
  Beneficial Ownership of Interests in Your
    Partnership................................   S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................   S-48
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................   S-49
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................   S-50
  Overview.....................................   S-50
  Results of Operations........................   S-50
THE OFFER......................................   S-53
  Terms of the Offer; Expiration Date..........   S-53
  Acceptance for Payment and Payment for
    Units......................................   S-53
  Procedure for Tendering Units................   S-54
  Withdrawal Rights............................   S-57

         3067


                                                  PAGE
                                                  ----
  Extension of Tender Period; Termination;
    Amendment..................................   S-57
  Proration....................................   S-58
  Fractional OP Units..........................   S-58
  Future Plans of the AIMCO Operating
    Partnership................................   S-58
  Voting by the AIMCO Operating Partnership....   S-59
  Dissenters' Rights...........................   S-59
  Conditions of the Offer......................   S-59
  Effects of the Offer.........................   S-62
  Certain Legal Matters........................   S-62
  Fees and Expenses............................   S-64
  Accounting Treatment.........................   S-64
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........   S-65
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................   S-65
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................   S-66
  Tax Consequences of Exchanging Units Solely
    for Cash...................................   S-66
  Disguised Sale Treatment.....................   S-66
  Adjusted Tax Basis...........................   S-67
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................   S-67
  Passive Activity Losses......................   S-67
  Tax Reporting................................   S-68
  Foreign Offerees.............................   S-68
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............   S-68
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................   S-70
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....   S-78
DESCRIPTION OF PREFERRED OP UNITS..............   S-83
  General......................................   S-83
  Ranking......................................   S-83



                                                  PAGE
                                                  ----
  Distributions................................   S-83
  Allocation...................................   S-84
  Liquidation Preference.......................   S-84
  Redemption...................................   S-85
  Voting Rights................................   S-85
  Restrictions on Transfer.....................   S-86
DESCRIPTION OF CLASS I PREFERRED STOCK.........   S-86
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................   S-88
CONFLICTS OF INTEREST..........................   S-92
  Conflicts of Interest with Respect to the
    Offer......................................   S-92
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................   S-92
  Competition Among Properties.................   S-92
  Features Discouraging Potential Takeovers....   S-92
  Future Exchange Offers.......................   S-92
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................   S-93
LEGAL MATTERS..................................   S-94
EXPERTS........................................   S-94
INDEX TO FINANCIAL STATEMENTS..................    F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................    P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......    A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................    B-1

         3068

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,173,000, less approximately $155,200 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         3069


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         3070


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2007 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         3071


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         3072


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $3,345,099 of balloon payments due on its mortgage debt on November 15, 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

         3073


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November, 2002 and require balloon payments of $3,345,099. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         3074


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $4,868 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,931.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         3075


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         3076

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   753,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership properties...................    7,173,000
Plus: Cash and cash equivalents.............................       29,912
Plus: Other partnership assets, net of security deposits....      252,399
Less: Mortgage debt, including accrued interest.............   (5,015,781)
Less: Accounts payable and accrued expenses.................       (2,727)
Less: Other liabilities.....................................      (52,346)
                                                              -----------
Partnership valuation before taxes and certain costs........    2,384,457
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (155,200)
Less: Closing costs.........................................     (179,325)
                                                              -----------
Estimates net valuation of your partnership.................    2,049,932
Percentage of estimated net valuation allocated to holders
  of units..................................................        94.98%
                                                              -----------
Estimated net valuation of units............................    1,947,025
          Total number of units.............................         32.0
                                                              -----------
Estimated valuation per unit................................       60,845
                                                              ===========
Cash consideration per unit.................................       60,845
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $60,845 by the $25 liquidation preference of each Preferred OP Unit to get 2,434 Preferred OP Units per unit.

         3077


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $60,845 by a price of $38.69 to get 1,572.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 60,845
Partnership Preferred Units.................................  $ 60,845
Partnership Common Units....................................  $ 60,845
Alternatives:

  Prices on secondary market................................  Not Available
  Estimated liquidation proceeds............................  $ 60,845
  Estimated going concern value.............................  $ 52,774
  Alternative going concern value(1)........................  $ 60,019
  Net book value (deficit)..................................  $(74,050)


---------------


(1) Assumes sale of property when the balloon payment is due instead of refinancing the mortgage.

         3078


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Quail Run Associates, L.P. is a Delaware limited partnership which was formed on May 28, 1984 for the purpose of owning and operating a single apartment property located in Zionsville, Indiana, known as "Quail Run Apartments." Your partnership property consists of 166 units and was built in 1972. Your partnership has no employees. As of September 30, 1998, there were 32 units of limited partnership interest issued and outstanding. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $3,300,000 of limited partnership units in 1986. Between January 1, 1993 and December 31, 1998 your partnership paid no cash distributions totalling per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Your partnership will terminate on December 31, 2007, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $3,970,760, payable to Marine Midland Bank and Bank of America, which bears interest at the rate of 7.60%. The mortgage debt is due November 2002. Your partnership also has a second mortgage note outstanding of $143,487, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, the general partner of your partnership had no loans outstanding to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         3079


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 2,434 of our Class Two Partnership Preferred Units;



     - 1,572.75 of our Partnership Common Units; or



     - $60,845 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 32 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 2,434 Preferred OP Units, 1,572.75 Common OP Units, or $60,845 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on May , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         3080

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         3081


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $60,845 in cash, 2,434 Preferred OP Units or 1,572.75 Common OP Units. Both your units and the OP Units

         3082


are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $60,845.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $22,491 for the fiscal year ended December 31, 1998. The property manager received management fees of $72,948 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $486,760 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         3083

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         3084

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         3085

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         3086


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         3087


          SUMMARY FINANCIAL INFORMATION OF QUAIL RUN ASSOCIATES, L.P.



     The summary financial information of Quail Run Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Quail Run Associates, L.P. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is derived from audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                           QUAIL RUN ASSOCIATES, L.P.



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
OPERATING DATA:
  Total Revenues...............  $ 1,090,969   $ 1,051,548   $ 1,408,880   $ 1,312,973   $ 1,252,296   $ 1,213,937   $ 1,144,883
  Net Income/(Loss)............      158,490       136,154        73,289        78,787        (8,263)      (57,114)     (276,272)
  Net Income (Loss) per limited
    partnership unit...........     4,903.28      4,212.26      2,267.38      2,437.47       (255.64)    (1,766.96)    (8,547.17)
  Distributions per limited
    partnership unit...........           --            --         79.91            --            --            --            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)...................           --            --            --            --            --            --            --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $    90,207   $    16,355   $    29,913   $    76,331   $   129,592   $   133,495   $    43,569
  Real Estate, Net of
    Accumulated Depreciation...    2,289,532     2,358,897     2,273,430     2,230,763     2,204,420     2,108,266     2,242,430
  Total Assets.................    2,722,029     2,662,461     2,628,931     2,625,527     2,625,285     2,580,239     2,649,766
  Notes Payable................    4,420,761     4,517,866     4,518,914     4,608,858     4,691,283     4,766,820     4,836,043
General Partners'
  Capital/(Deficit)............           --            --            --            --            --            --            --
Limited Partners'
  Capital/(Deficit)............           --            --            --            --            --            --            --
Partners' Capital/(Deficit)....   (2,208,642)   (2,304,147)   (2,369,595)   (2,440,301)   (2,519,068)   (2,510,825)   (2,453,711)
Total Distributions............           --            --         2,583            --            --            --            --
Net increase (decrease) in cash
  and cash equivalents.........       60,294       (59,976)      (46,418)      (19,169)          199        89,926       (47,203)
Net cash provided by operating
  activities...................      304,400       215,628       302,159       280,459       336,684       257,805       315,373
Ratio of earnings to fixed
  charges......................       1.59/1        1.48/1        1.17/1        1.18/1        0.98/1        0.87/1        0.40/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO        QUAIL RUN
                                                               OPERATING     ASSOCIATES,
                                                              PARTNERSHIP        L.P.
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $3,931.88          $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $   4,868          $0

         3088

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         3089

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,173,000, less approximately $155,200 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

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present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

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     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2007 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

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sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

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removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $3,345,099 of balloon payments due on its mortgage debt on November 15, 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

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                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .2% interest, consisting of a 0% limited partnership interest and a .2% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

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have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         3096

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on November 15, 2002 and require balloon payments totaling $3,345,099. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's property would require a vote of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale

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was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $4,868 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

         3098

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,931.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         3099


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $753,216             10.50%         $7,173,000
                                                                                    ----------

         3100

---------------


     (1) The total net operating income is equal to total revenues of $1,405,748, less total expenses of $602,732 and recurring replacement costs of $49,800.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $2,049,932. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.

Net operating income (January 1, 1997 to December 31,
  1997).....................................................  $   753,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership..............................    7,173,000
Plus: Cash and cash equivalents.............................       29,912
Plus: Other partnership assets, net of security deposits....      252,399
Less: Mortgage debt, including accrued interest.............   (5,015,781)
Less: Accounts payable and accrued expenses.................       (2,727)
Less: Other liabilities.....................................      (52,346)
                                                              -----------
Partnership valuation before taxes and certain costs........    2,384,457
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (155,200)
Less: Closing costs.........................................     (179,325)
                                                              -----------
Estimated net valuation of your partnership.................    2,049,932
Percentage of estimated net valuation allocated to holders
  of units..................................................        94.98%
                                                              -----------
Estimated net valuation of units............................    1,947,025
          Total number of units.............................         32.0
                                                              -----------
Estimated valuation per unit................................       60,845
                                                              ===========
Cash consideration per unit.................................       60,845
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $60,845 by the $25 liquidation preference of each Preferred OP Unit to get 2,434 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $60,845 by a price of $38.69 to get 1,572.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $2,049,932 or .36% is the net valuation of your partnership.

         3101

                             FAIRNESS OF THE OFFER

POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net loss of your partnership has increased from $136,154 for the nine months ended September 30, 1997 to $158,490 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         3102


        11. The estimated unit value of $60,845, based on a total estimated value of your partnership's property of $7,173,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $4,868 per year on the number of Preferred OP Units, or distributions of $3,931.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         3103

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         3104


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2007, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $ 60,845
Partnership preferred units.................................    60,845(1)
Partnership common units....................................    60,845(1)
Alternatives:

  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $ 60,845
  Estimated going concern value.............................  $ 52,774
  Alternative going concern value(2)........................  $ 60,019
  Net book value (deficit)..................................  $(74,050)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         3105

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25% reflecting real estate risk and leverage risk associated with a debt balance which approximates 70% of real estate value.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $57,842 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $74,050 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $60,592 per unit, going concern value of $41,944 per unit and liquidation value of $55,241 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full

         3106


for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative
Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $253, $(18,901) and $(5,604). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 94.98% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial

         3107

advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $1,425,592
Operating Expenses..........................................    (631,755)
Replacement Reserves -- Net.................................    (156,921)
Debt Service................................................    (450,309)
Capital Expenditures........................................     (32,200)
                                                              ----------
          Net Cash Flow.....................................  $  154,407
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget

         3108


are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at capitalization rate of 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $155,200. Stanger observed that your partnership liquidation

         3109


value of $2,049,932 was allocated 94.98% to limited partners and was divided by the total units outstanding of 32 to provide the liquidation value per unit of $60,845.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $753,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $46,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the property were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11%; and
(ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 32 to achieve management's estimate of going concern value of $52,774 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units were reported traded in the secondary market during 1998 on limited partnership units.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $60,845 per unit is equal to management's estimate of liquidation value, and reflects a 15% premium to management's estimate of going concern value of $52,774. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net

         3110


asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.25%, transaction costs of 2.5% to 5.0%, growth rates of 3%% and a terminal capitalization rate of 10.75%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.75% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 60% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $60,592, $41,944 and $55,241 representing discounts to the offer price of .4%, 30.9% and (9.2)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the

         3111

partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         3112

                                YOUR PARTNERSHIP


GENERAL



     Quail Run Associates, L.P., is a Delaware limited partnership which completed a private offering in 1984. Insignia acquired the general partner of your partnership in December 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 32 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on May 28, 1984 for the purpose of owning an apartment property located in Zionsville, Indiana, known as "Quail Run Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1972 and consists of 166 apartment units. Your partnership's property had an average occupancy rate of approximately 96.49% in 1998, 89.76% in 1997 and 89.76% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations for 1999 total $155,200 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, heating, ventilation and air conditioning systems ("HVAC"), plumbing, electrical, stairwells, landscape and irrigation, drainage, and life support systems.



     Set forth below are the average rents for the apartments for the last five years:



  1997      1996      1995      1994      1993
  ----      ----      ----      ----      ----
  $668      $625      $599      $585      $555



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $112,933 of $1,368,790 of assessed valuation with a current yearly tax rate of 8.25%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 8.66% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2007 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.

         3113


     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 97% and $680, respectively, at December 31, 1998, compared to 90% and $668, respectively, at December 31, 1997. In addition, the general partner noted that it expects to spend approximately $155,200 for capital improvements at the property in 1999 to repair and improve the property's HVAC, plumbing, electrical, stairwells, landscape and irrigation, drainage and life support systems. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $3,970,688, payable to Marine Midland Bank of America, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $143,487, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, the general partner had no loans outstanding to your partnership.

         3114


COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $3,300,000 of limited partnership units in 1986. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2007, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership are not liable to your partnership or any limited partner for any acts or failures to do any act performed by any of them in the absence of their willful malfeasance or gross negligence. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership's agreement of limited partnership does not provide for indemnification of the general partners by your partnership for any acts or omissions performed by them.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The original cost per unit was $31,132. From 1993 through 1998 your partnership has paid no distributions.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in

         3115


your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                                                          PERCENTAGE OF
                                        NUMBER OF UNITS    TOTAL UNITS     NUMBER OF
YEAR                                      TRANSFERRED      OUTSTANDING    TRANSACTIONS
----                                    ---------------   -------------   ------------
1994..................................        0.0            0.00%             0
1995..................................        0.0            0.00%             0
1996..................................        0.0            0.00%             0
1997..................................        0.0            0.00%             0
1998..................................       0.75            2.34%             2



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.2% interest in your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $29,603
1995........................................................     48,022
1996........................................................     50,482
1997........................................................     54,217
1998........................................................     38,668



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                               ----
1994........................................................  $60,707
1995........................................................   61,659
1996........................................................   65,350
1997........................................................   69,823
1998........................................................   72,949



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         3116


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....  $    90,207   $    16,355   $    29,913   $    76,331   $   128,592   $   133,495   $    43,569
Land & Building...............    6,617,837     6,459,063     6,477,989     6,279,871     6,096,135     5,856,607     5,771,073
Accumulated Depreciation......   (4,328,305)   (4,172,854)   (4,204,559)   (4,049,108)   (3,891,715)   (3,748,341)   (3,528,643)
Other Assets..................      342,290       359,897       325,588       318,433       291,273       338,478       363,767
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 2,722,029   $ 2,662,461   $ 2,628,931   $ 2,625,527   $ 2,625,285   $ 2,580,239   $ 2,649,766
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 4,420,761   $ 4,517,866   $ 4,518,914   $ 4,608,858   $ 4,691,283   $ 4,766,820   $ 4,836,043
Other Liabilities.............      509,910       446,742       479,612       456,970       453,090       324,244       267,434
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 4,930,671   $ 4,966,608   $ 4,998,526   $ 5,065,828   $ 5,144,373   $ 5,091,064   $ 5,103,477
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners Capital
          (Deficit)...........  $(2,208,642)  $(2,304,147)  $(2,369,595)  $(2,440,301)  $(2,519,088)  $(2,510,825)  $(2,453,711)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                 QUAIL RUN ASSOCIATES, LP
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED                                  FOR THE YEAR ENDED
                                      SEPTEMBER 30,                                 DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $1,029,867   $  991,159   $1,331,575   $1,244,131   $1,194,163   $1,164,439   $1,105,979
Other Income...................      61,102       60,389       77,305       68,842       58,133       49,498       38,904
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenue..........  $1,090,969   $1,051,548   $1,408,880   $1,312,973   $1,252,296   $1,213,937   $1,144,883
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............  $  426,421   $  407,130   $  566,038   $  525,788   $  530,582   $  437,761   $  474,816
General & Administrative.......      31,489       28,962       45,383       45,581       41,527       51,308       57,095
Depreciation...................     123,746      123,746      164,995      157,393      143,374      219,698      346,893
Interest Expense...............     267,987      275,148      432,170      439,242      445,698      452,809      458,015
Property Taxes.................      82,836       80,408      127,005       66,182       99,378      109,475       84,336
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........  $  932,479   $  915,394   $1,335,591   $1,234,186   $1,260,559   $1,271,051   $1,421,155
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income (Loss)..............  $  158,490   $  136,154   $   73,289   $   78,787   $   (8,263)  $  (57,114)  $ (276,272)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income (loss) per limited
  partnership unit.............  $ 4,903.28   $ 4,212.26   $ 2,267.38   $ 2,437.47   $  (255.64)  $(1,766.96)  $(8,547.17)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............  $       --   $       --   $    79.91   $       --   $       --   $       --   $       --
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

         3117


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $158,490 for the nine months ended September 30, 1998, compared to $136,154 for the nine months ended September 30, 1997. The increase in net income of $22,336 was primarily the result of an increase in rental revenues, partially off-set by an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,090,969 for the nine months ended September 30, 1998, compared to $1,051,548 for the nine months ended September 30, 1997, an increase of $39,421, or 3.75%. This increase is due primarily to an increase in average rental rates of 3.6%, while occupancy remained constant at 97.3%.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $426,421 for the nine months ended September 30, 1998, compared to $407,130 for the nine months ended September 30, 1997, an increase of $19,291, or 4.74%. This increase is due primarily to a $5,000 increase in advertising in efforts to maintain occupancy. The increase is also due to higher maintenance costs in efforts to maintain curb appeal. Partnership Property management expenses totaled $54,457 for the nine months ended September 30, 1998, compared to $52,103 for the nine months ended September 30, 1997, an increase of $2,354. This increase is the result of the increase in revenues, as the cost is a function of rental revenues. Interest expense decreased $7,161 to $267,987 due to lower mortgage indebtedness, resulting from principal payments made during the period. General and administrative, depreciation and property taxes for the nine months ending September 30, 1998 were comparable to the respective costs for the corresponding period from the prior year.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your partnership recognized net income of $73,289 for the year ended December 31, 1997, compared to $78,787 for the year ended December 31, 1996. The decrease in net income of $5,498, or 7.0%, was primarily the result of increased property improvement costs offset by increased rental revenue. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,408,880 for the year ended December 31, 1997, compared to $1,312,973 for the year ended December 31, 1996, an increase of $95,907, or 7.3%. This increase was primarily the result of an increase in occupancy from 93% in 1996 to 97% in 1997.

         3118


In addition, the partnership increased rental rates by an average of 2% in 1998. Other income also increased by $10,050 due to increases in corporate units, cleaning/damage fees, and late payment charges.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $566,038 for the year ended December 31, 1997, compared to $525,788 for the year ended December 31, 1996, an increase of $40,250 or 7.7%. This increase resulted primarily from exterior property maintenance improvements of $23,517. Management expenses totaled $69,823 for the year ended December 31, 1997, an increase of $4,473, or 6.8%. The increase resulted from an increase in rental revenues as management fees are based on a percentage of revenue. Advertising expenses also increased by $4,006 to $41,446 due to increased periodical advertising offset by decreases in newspaper and other advertising.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $45,383 for the year ended December 31, 1997 compared to $45,581 for the year ended December 31, 1996, a decrease of $198 or 0.4%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $432,170 for the year ended December 31, 1997, compared to $439,242 for the year ended December 31, 1996, a decrease of $7,072, or 1.6%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments during 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your partnership recognized net income of $78,787 for the year ended December 31, 1996 compared to a net loss of $8,263 for the year ended December 31, 1997. The increase in net income was primarily the result of an increase in rental revenues due to increased occupancy and also a decrease in property improvement costs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,312,973 for the year ended December 31, 1996, compared to $1,252,296 for the year ended December 31, 1995, an increase of $60,677,or 4.9%. The partnership increased rental rates by an average of 4%, and experienced an increase in occupancy rate by 1% to 93%.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $525,788 for the year ended December 31, 1996, compared to $530,582 for the year ended December 31, 1995, a decrease of $4,794 or 0.9%. Management expenses totaled $65,350 for the year ended December 31, 1996, compared to $61,659 for the year ended December 31, 1995, an increase of $3,691, or 6.0%. The increase resulted from increased revenue considering that management fees are based on a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $45,581 for the year ended December 31, 1996 compared to $41,527 for the year ended December 31, 1995, an increase of $4,054 or 9.8%. The increase is primarily due to office supplies and equipment purchases.

         3119


     DEPRECIATION EXPENSE



     Depreciation expense increased 10% to $157,393 due primarily to capitalized additions to the investment property during the year ended December 31, 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $90,207 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $157,500, was $4,578,261. The mortgages require monthly payments of approximately $37,526 until November 2002, at which time a balloon payment of approximately $3,506,000 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.60%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis. The General Partner is attempting to refinance the existing debt. The General Partner believes that it will be successful, however there can be no assurance that refinancing will be obtained. The Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about its ability to continue as a going concern. The financial statements have been prepared assuming that the Partnership will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

         3120

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 32 units of your partnership (up to 8 units) for consideration per unit of (i) 2,434 Preferred OP Units, (ii) 1,572.75 Common OP Units, or (iii) $60,845 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below).


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         3121

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         3122

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         3123

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         3124

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         3125

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

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addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

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after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

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     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

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in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

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Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

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heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

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                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

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TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         3134


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         3135

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         3136


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         3137

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Available Cash Flow (as defined in your           Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2007.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to               The purpose of the AIMCO Operating
purchase, hold, lease, manage and operate         Partnership is to conduct any business that
your partnership's property. Subject to           may be lawfully conducted by a limited
restrictions contained in your part-              partnership organized pursuant to the
nership's agreement of limited partnership,       Delaware Revised Uniform Limited Part-
your partnership may perform all acts             nership Act (as amended from time to time,
necessary or appropriate in connection            or any successor to such statute) (the
therewith and reasonably related thereto,         "Delaware Limited Partnership Act"),
including borrowing money and creating            provided that such business is to be
liens.                                            conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         3138
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling units for cash and notes to se-           limited partners and to other persons, and
lected persons who fulfill the requirements       to admit such other persons as additional
set forth in your partnership's agreement of      limited partners, on terms and conditions
limited partnership. The capital                  and for such capital contributions as may be
contribution need not be equal for all            established by the general partner in its
limited partners and no action or consent is      sole discretion. The net capital
required in connection with the admission of      contribution need not be equal for all OP
any additional limited partners.                  Unitholders. No action or consent by the OP
                                                  Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Your partnership's agreement of limited           The AIMCO Operating Partnership may lend or
partnership specifies certain contracts to        contribute funds or other assets to its
be entered into with the general partner and      subsidiaries or other persons in which it
its affiliates and the compensa-                  has an equity investment,

         3139
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

tion to be paid under such contracts. In          and such persons may borrow funds from the
addition, the general partner may loan your       AIMCO Operating Partnership, on terms and
partnership such additional sums as the           conditions established in the sole and
general partner deems appropriate and             absolute discretion of the general partner.
necessary for the conduct of your                 To the extent consistent with the business
partnership's business. Such loans by the         purpose of the AIMCO Operating Partnership
general partner or its affiliates will be         and the permitted activities of the general
upon such terms and for such maturities as        partner, the AIMCO Operating Partnership may
the general partner deems reasonable and          transfer assets to joint ventures, limited
will bear interest at a rate the greater of       liability companies, partnerships,
2 1/2% over the base rate then being charged      corporations, business trusts or other
by Third National Bank in Nashville,              business entities in which it is or thereby
Nashville, Tennessee or the actual cost to        becomes a participant upon such terms and
such lender to borrow such funds and the          subject to such conditions consistent with
terms thereof as to security and other            the AIMCO Operating Partnership Agreement
charges or fees will be at least as               and applicable law as the general partner,
favorable to your partnership as those            in its sole and absolute discretion,
negotiated by unaffiliated lenders on             believes to be advisable. Except as
comparable loans for the same purpose in the      expressly permitted by the AIMCO Operating
same locale.                                      Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money in the ordinary        contains no restrictions on borrowings, and
course of business and in connection with         the general partner has full power and
certain loans specified in your                   authority to borrow money on behalf of the
partnership's agreement of limited                AIMCO Operating Partnership. The AIMCO
partnership, which includes loans secured by      Operating Partnership has credit agreements
your partnership's property. However, except      that restrict, among other things, its
for such loans specified in your                  ability to incur indebtedness.
partnership's agreement of limited
partnership, the limited partners owning 51%
of the outstanding units must approve the
mortgaging of all or substantially all of
the assets of your partnership and, in any
case, the general partner may not incur any
indebtedness pursuant to a non-recourse loan
if the creditor will have or acquire, at any
time, as a result of the making of the loan,
any direct or indirect interest in the
profits, capital or property of your
partnership other than as a secured
creditor.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
have access to the current list of the names      purpose of such demand and at such OP
and addresses of all limited partner at the       Unitholder's own expense, to obtain a
principal office of the general partner in        current list of the name and last known
Tennessee at all reasonable times.                business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.

         3140
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                               Management Control


The management and control of your                All management powers over the business and
partnership and its business and affairs          affairs of the AIMCO Operating Partnership
rest exclusively with the general partner,        are vested in AIMCO-GP, Inc., which is the
which has all the rights and power which may      general partner. No OP Unitholder has any
be possessed by the general partner pursuant      right to participate in or exercise control
to applicable law or are necessary, advisa-       or management power over the business and
ble or convenient to the discharge of its         affairs of the AIMCO Operating Partner-
duties under your partnership's agreement of      ship. The OP Unitholders have the right to
limited partnership. Subject to the               vote on certain matters described under
limitations set forth in your partner-            "Comparison of Your Units and AIMCO OP
ship's agreement of limited partnership, the      Units -- Voting Rights" below. The general
general partner has the right, power and          partner may not be removed by the OP
authority to exercise full and complete           Unitholders with or without cause.
discretion in the management and control of
the business of your partnership. Limited         In addition to the powers granted a general
partners may not take part in or interfere        partner of a limited partnership under
in any with the conduct or control of the         applicable law or that are granted to the
business of your partnership and have no          general partner under any other provision of
right or authority to act for or bind your        the AIMCO Operating Partnership Agreement,
partnership in any manner, except as              the general partner, subject to the other
otherwise provided in your partnership's          provisions of the AIMCO Operating
agreement of limited partnership.                 Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or any limited partner for any        to the AIMCO Operating Partnership for
acts or failures to do any act performed by       losses sustained, liabilities incurred or
it in the absence of their willful                benefits not derived as a result of errors
malfeasance or gross negligence. Your             in judgment or mistakes of fact or law of
partnership's agreement of limited                any act or omission if the general partner
partnership does not provide for                  acted in good faith. The AIMCO Operating
indemnification of the general partner by         Partnership Agreement provides for
your partnership for any acts or omissions        indemnification of AIMCO, or any director or
performed by them.                                officer of AIMCO (in its capacity as the
                                                  previous

         3141
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  general partner of the AIMCO Operating
                                                  Partnership), the general partner, any
                                                  officer or director of general partner or
                                                  the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions
                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner for cause          the business and affairs of the AIMCO
upon a vote of the limited partners owning        Operating Partnership. The general partner
at least 51% of the outstanding units. The        may not be removed as general partner of the
general partner may resign with the approval      AIMCO Operating Partnership by the OP
of the limited partners owning at least 51%       Unitholders with or without cause. Under the
of the outstanding units upon the giving of       AIMCO Operating Partnership Agreement, the
notice to any remaining general partner and       general partner may, in its sole discretion,
the limited partners. All the limited             prevent a transferee of an OP Unit from
partners must approve the election of a           becoming a substituted limited partner
substitute or additional general partner. A       pursuant to the AIMCO Operating Partnership
limited partner may not transfer his              Agreement. The general partner may exercise
interests without the written consent of the      this right of approval to deter, delay or
general partner which may be withheld at the      hamper attempts by persons to acquire a
sole discretion of the general partner.           controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to add                                    Agreement,

         3142
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

representations, duties or obligations of         whereby the general partner may, without the
the general partner or its affiliates or          consent of the OP Unitholders, amend the
surrender any right or power granted to the       AIMCO Operating Partnership Agreement,
general partner or their affiliates in your       amendments to the AIMCO Operating
partnership's agreement of limited part-          Partnership Agreement require the consent of
nership for the benefit of the limited            the holders of a majority of the outstanding
partners, to cure any ambiguity, to correct       Common OP Units, excluding AIMCO and certain
or supplement any provision which may be          other limited exclusions (a "Majority in
inconsistent with any other provision             Interest"). Amendments to the AIMCO
provided that the general partner receive an      Operating Partnership Agreement may be
opinion of counsel that such amendment does       proposed by the general partner or by
not adversely affect the rights of the            holders of a Majority in Interest. Following
limited partners and to admit additional or       such proposal, the general partner will
substituted limited partners. Any other           submit any proposed amendment to the OP
amendments to your partnership's agreement        Unitholders. The general partner will seek
of limited partnership must be approved by        the written consent of the OP Unitholders on
the limited partners owning 51% of the            the proposed amendment or will call a
units. The general partner must submit a          meeting to vote thereon. See "Description of
written statement of the proposed amendment       OP Units -- Amendment of the AIMCO Operating
together with their recommendation as to          Partnership Agreement" in the accompanying
such proposed amendment. For the purposes of      Prospectus.
obtaining the consent of the limited
partners, the general partner may require
responses within a specified time, which may
not be less than 30 days, and failure to
respond in such time will constitute a vote
which is consistent with the general
partner's recommendation with respect to
such proposal.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, except as provided           gross negligence, no OP Unitholder has
under applicable law, a limited partner is        personal liability for the AIMCO Operating
not bound by or personally liable for the         Partnership's debts and obligations, and
expenses, liabilities or obligations of your      liability of the OP Unitholders for the
partnership in excess of such limited             AIMCO Operating Partnership's debts and
partners' capital contribution, including         obligations is generally limited to the
deferred payment to be made by such limited       amount of their investment in the AIMCO
partner for its units, and any mandatory          Operating Partnership. However, the
assessments provided for in your partner-         limitations on the liability of limited
ship's agreement of limited partnership           partners for the obligations of a limited
which may                                         partnership

         3143
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

be levied against those limited partners who      have not been clearly established in some
do not pay for issued units entirely in           states. If it were determined that the AIMCO
cash.                                             Operating Partnership had been conducting
                                                  business in any state without compliance
                                                  with the applicable limited partnership
                                                  statute, or that the right or the exercise
                                                  of the right by the holders of OP Units as a
                                                  group to make certain amendments to the
                                                  AIMCO Operating Partnership Agreement or to
                                                  take other action pursuant to the AIMCO
                                                  Operating Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must manage and control your partnership,         generally requires a general partner of a
its business and affairs to the best of its       Delaware limited partnership to adhere to
abilities and must use its best efforts to        fiduciary duty standards under which it owes
carry out the business of your partnership.       its limited partners the highest duties of
The general partner must devote itself to         good faith, fairness and loyalty and which
the business of your partnership to the           generally prohibit such general partner from
extent that they, in their discretion, deem       taking any action or engaging in any
necessary for the efficient carrying on           transaction as to which it has a conflict of
thereof. The general partner must act as a        interest. The AIMCO Operating Partnership
fiduciary with respect to the safekeeping         Agreement expressly authorizes the general
and use of the funds and assets of your           partner to enter into, on behalf of the
partnership. However, the general partner         AIMCO Operating Partnership, a right of
may engage in whatever activities it              first opportunity arrangement and other
chooses, whether or not the same be               conflict avoidance agreements with various
competitive with your partnership, without        affiliates of the AIMCO Operating
having or incurring any obligation to offer       Partnership and the general partner, on such
any interest in such activities to your           terms as the general partner, in its sole
partnership or any limited partner.               and absolute discretion, believes are
                                                  advisable. The AIMCO Operating Partnership
In general, your partnership's agreement of       Agreement expressly limits the liability of
limited partnership and the AIMCO Operating       the general partner by providing that the
Partnership Agreement have limitations on         general partner, and its officers and
the liability of the general partner but          directors will not be liable or accountable
such limitations differ and provide more          in damages to the AIMCO Operating
protection for the general partner of the         Partnership, the limited partners or as-
AIMCO Operating Partnership.                      signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income

         3144
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  or loss when it determines its individual
                                                  Federal income tax liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

         3145

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the vote of the      AIMCO Operating Partnership       OP Unitholders have voting
limited partners owning 51%       Agreement, the holders of         rights only with respect to
of the outstanding units is       the Preferred OP Units will       certain limited matters such
necessary to remove the gen-      have the same voting rights       as certain amendments and
eral partner or any other         as holders of the Common OP       termination of the AIMCO
general partner, approve the      Units. See "Description of        Operating Partnership
resignation of the general        OP Units" in the accompany-       Agreement and certain
partner, change the nature        ing Prospectus. So long as        transactions such as the
of your partnership's busi-       any Preferred OP Units are        institution of bankruptcy
ness and approve, amend your      outstanding, in addition to       proceedings, an assignment
partnership's agreement of        any other vote or consent of      for the benefit of creditors
limited partnership or            partners required by law or       and certain transfers by the
disapprove the sale of all        by the AIMCO Operating            general partner of its
or substantially all of the       Partnership Agreement, the        interest in the AIMCO
assets of your partnership.       affirmative vote or consent       Operating Partnership or the
All limited partners must         of holders of at least 50%        admission of a successor
approve the election of a         of the outstanding Preferred      general partner.
substitute or additional          OP Units will be necessary
general partner.                  for effecting any amendment       Under the AIMCO Operating
The general partner may           of any of the provisions of       Partnership Agreement, the
cause the dissolution of the      the Partnership Unit              general partner has the
your partnership by               Designation of the Preferred      power to effect the
retiring. In such event, the      OP Units that materially and      acquisition, sale, transfer,
business of your partnership      adversely affects the rights      exchange or other
may be continued if, within       or preferences of the             disposition of any assets of
ninety days, the limited          holders of the Preferred OP       the AIMCO Operating
partners holding at least         Units. The creation               Partnership (including, but
51% of the units elect a new                                        not limited to, the exercise
general partner to                                                  or

         3146
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

continue the business of          or issuance of any class or       grant of any conversion,
your partnership, in              series of partnership units,      option, privilege or
reconstituted form if             including, without                subscription right or any
necessary.                        limitation, any partner-          other right available in
In general, you have greater      ship units that may have          connection with any assets
voting rights in your             rights senior or superior to      at any time held by the
partnership than you will         the Preferred OP Units,           AIMCO Operating Partnership)
have as an OP Unitholder. OP      shall not be deemed to            or the merger,
Unitholders can not remove        materially adversely affect       consolidation,
the general partner of the        the rights or preferences of      reorganization or other
AIMCO Operating Partnership.      the holders of Preferred OP       combination of the AIMCO
                                  Units. With respect to the        Operating Partnership with
                                  exercise of the above             or into another entity, all
                                  described voting rights,          without the consent of the
                                  each Preferred OP Units           OP Unitholders.
                                  shall have one (1) vote per
                                  Preferred OP Unit.                The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to
refinancing, is to be             Operating Partner-

         3147
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

shared among the partners.        ship, quarterly cash              cause the AIMCO Operating
Distributions of the              distributions at the rate of      Partnership to distribute
Available Cash Flow will be       $0.50 per Preferred OP Unit;      quarterly all, or such
made in quarterly                 provided, however, that at        portion as the general
installments within 45 days       any time and from time to         partner may in its sole and
after the end of such             time on or after the fifth        absolute discretion
quarter or at such time or        anniversary of the issue          determine, of Available Cash
times as the general part-        date of the Preferred OP          (as defined in the AIMCO
ner deems practical. The          Units, the AIMCO Operating        Operating Partnership
distributions payable to the      Partnership may adjust the        Agreement) generated by the
partners are not fixed in         annual distribution rate on       AIMCO Operating Partnership
amount and depend upon the        the Preferred OP Units to         during such quarter to the
operating results and net         the lower of (i) 2.00% plus       general partner, the special
sales or refinancing              the annual interest rate          limited partner and the
proceeds available from the       then applicable to U.S.           holders of Common OP Units
disposition of your               Treasury notes with a             on the record date es-
partnership's assets.             maturity of five years, and       tablished by the general
                                  (ii) the annual dividend          partner with respect to such
                                  rate on the most recently         quarter, in accordance with
                                  issued AIMCO non-convertible      their respective interests
                                  preferred stock which ranks       in the AIMCO Operating
                                  on a parity with its Class H      Partnership on such record
                                  Cumulative Preferred Stock.       date. Holders of any other
                                  Such distributions will be        Preferred OP Units issued in
                                  cumulative from the date of       the future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the
                                  AIMCO Operating Partnership
                                  and no other dis-

         3148
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  tribution of cash or other        (i) satisfy the requirements
                                  property may be declared or       for qualifying as a REIT
                                  made, directly or                 under the Code and the
                                  indirectly, by the AIMCO          Treasury Regulations and
                                  Operating Partnership with        (ii) avoid any Federal
                                  respect to any Junior Units       income or excise tax
                                  (as defined below), nor           liability of AIMCO. See
                                  shall any Junior Units be         "Description of OP
                                  redeemed, purchased or            Units -- Distributions" in
                                  otherwise acquired for            the accompanying Prospectus.
                                  consideration, nor shall any
                                  other cash or other property
                                  be paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such transferee        and the Preferred OP Units        Operating Partnership
will become a substituted         are not listed on any             Agreement restricts the
limited partner if: (1) the       securities exchange. The          transferability of the OP
transfer is not in respect        Preferred OP Units are            Units. Until the expiration
of fractional units, except       subject to restrictions on        of one year from the date on
in limited circumstances,         transfer as set forth in the      which an OP Unitholder
(2) the assignor and              AIMCO Operating Partnership       acquired OP Units, subject
assignee execute,                 Agreement.                        to certain exceptions, such
acknowledge and deliver                                             OP Unitholder may not
instruments of transfer           Pursuant to the AIMCO             transfer all or any por-
satisfactory to the general       Operating Partnership             tion of its OP Units to any
partner, (3) the transferor       Agreement, until the              transferee without the
pays the transfer fee, (4)        expiration of one year from       consent of the general
the general partner consent,      the date on which a holder        partner, which consent may
which consent will be             of Preferred OP Units             be withheld in its sole and
withheld if, among other          acquired Preferred OP Units,      absolute discretion. After
reasons, the transfer             subject to certain                the expiration of one year,
violates Federal or state         exceptions, such holder of        such OP Unitholder has the
securities laws or results        Preferred OP Units may not        right to transfer all or any
in the termination of your        transfer all or any portion       portion of its OP Units to
partnership for tax purposes      of its Preferred OP Units to      any person, subject to the
and (6) the assignor and          any transferee without the        satisfaction of certain con-
assignee have complied with       consent of the general            ditions specified in the
such other conditions as set      partner, which consent may        AIMCO Operating Partnership
forth in your partnership's       be withheld in its sole and       Agreement, including the
agreement of limited              absolute discretion. After        general partner's right of
partnership.                      the expiration of one year,       first refusal. See
There are no redemption           such holders of Preferred OP      "Description of OP Units --
rights associated with your       Units has the right to            Transfers and Withdrawals"
units.                            transfer all or any portion       in the accompanying
                                  of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                                                    Agreement, to

         3149
        YOUR UNITS             PREFERRED OP UNITS               COMMON OP UNITS


                               After a one-year holding          require the AIMCO Operating
                               period, a holder may redeem       Partnership to redeem all or
                               Preferred OP Units and            a portion of the Common OP
                               receive in exchange               Units held by such party in
                               therefor, at the AIMCO Oper-      exchange for a cash amount
                               ating Partnership's option,       based on the value of shares
                               (i) subject to the terms of       of Class A Common Stock. See
                               any Senior Units (as defined      "Description of OP
                               below), cash in an amount         Units -- Redemption Rights"
                               equal to the Liquidation          in the accompanying
                               Preference of the Preferred       Prospectus. Upon receipt of
                               OP Units tendered for             a notice of redemption, the
                               redemption, (ii) a number of      AIMCO Operating Partnership
                               shares of Class A Common          may, in its sole and
                               Stock of AIMCO that is equal      absolute discretion but
                               in Value to the Liquidation       subject to the restrictions
                               Preference of the Preferred       on the ownership of Class A
                               OP Units tendered for             Common Stock imposed under
                               redemption, or (iii) for          AIMCO's charter and the
                               Preferred OP Units redeemed       transfer restrictions and
                               after a two-year holding          other limitations thereof,
                               period, a number of shares        elect to cause AIMCO to
                               of Class I Preferred Stock        acquire some or all of the
                               of AIMCO that pay an              tendered Common OP Units in
                               aggregate amount of               exchange for Class A Common
                               dividends equivalent to the       Stock, based on an exchange
                               distributions on the              ratio of one share of Class
                               Preferred OP Units tendered       A Common Stock for each Com-
                               or redemption; provided          mon OP Unit, subject to
                               that such shares are part of      adjustment as provided in
                               a class or series of              the AIMCO Operating
                               preferred stock that is then      Partnership Agreement.
                               listed on the NYSE or an-
                               other national securities
                               exchange. The Preferred OP
                               Units may not be redeemed at
                               the option of the AIMCO
                               Operating Partnership. See
                               "Description of Preferred OP
                               Units -- Redemption."

         3150

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         3151

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         3152

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         3153

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         3154


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         3155


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



         PREFERRED OP UNITS                              CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         3156

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         3157

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         3158

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         3159

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $50,482 in 1996, $54,217 in 1997 and $22,491 in 1998. The property manager received management fees of $65,350 in 1996, $69,823 in 1997 and $72,949 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         3160

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $486,760 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         3161

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Quail Run Associates, LP as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.



     The report of KPMG Peat Marwick LLP covering the December 31, 1997 financial statements contains an explanatory paragraph that states that the Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

         3162


                       INDEX TO THE FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................   F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-4
Notes to Condensed Financial Statements.....................   F-5
Independent Auditors' Report................................   F-7
Balance Sheets as of December 31, 1997 and 1996.............   F-8
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996............   F-9
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-10
Notes to Financial Statements...............................  F-11
Independent Auditors' Report................................  F-15
Balance Sheets as of December 31, 1996 and 1995.............  F-16
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1996 and 1995............  F-17
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-18
Notes to Financial Statements...............................  F-19

         3163


                            QUAIL RUN ASSOCIATES, LP



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                        ASSETS

Cash and cash equivalents...................................                $    90,207
Receivables and deposits....................................                     32,771
Restricted escrows..........................................                    194,810
Other assets................................................                    114,709
Investment property:
  Land......................................................  $   332,000
  Building and related personal property....................    6,285,837
                                                              -----------
                                                                6,617,837
  Less: Accumulated depreciation............................   (4,328,305)    2,289,532
                                                              -----------   -----------
          Total Assets......................................                $ 2,722,029
                                                                            ===========

                           LIABILITIES AND PARTNERS' DEFICIT

Other accrued liabilities...................................                $     8,435
Accrued interest............................................                    343,363
Property tax payable........................................                    126,172
Tenant security deposits....................................                     31,940
Notes payable...............................................                  4,420,761
Partners' deficit...........................................                 (2,208,642)
                                                                            -----------
          Total liabilities and partners' deficit...........                $ 2,722,029
                                                                            ===========



                See Accompanying Notes to Financial Statements.

         3164


                            QUAIL RUN ASSOCIATES, LP



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
Revenues:
  Rental income.............................................  $1,029,867   $  991,159
  Other income..............................................      61,102       60,389
                                                              ----------   ----------
          Total revenues....................................   1,090,969    1,051,548
Expenses:
  Operating expenses........................................     426,421      407,130
  General and administrative expenses.......................      31,489       28,962
  Depreciation expense......................................     123,746      123,746
  Interest expense..........................................     267,987      275,148
  Property tax expense......................................      82,836       80,408
                                                              ----------   ----------
          Total expenses....................................     932,479      915,394
          Net income........................................  $  158,490   $  136,154
                                                              ==========   ==========



                See Accompanying Notes to Financial Statements.

         3165


                            QUAIL RUN ASSOCIATES, LP



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
OPERATING ACTIVITIES:
  Net Income................................................  $ 158,490    $ 136,154
  Adjustments to reconcile net income to net cash provided
     by operating activities:...............................         --           --
     Depreciation and amortization..........................    123,746      123,746
     Changes in accounts:...................................         --           --
       Receivables and deposits and other assets............    (10,597)     (36,044)
       Accounts payable and accrued expenses................     32,761       (8,228)
                                                              ---------    ---------
          Net cash provided by operating activities.........    304,400      215,628
INVESTING ACTIVITIES
  Property improvements and replacements....................   (139,848)    (179,192)
  Net increase in restricted escrows........................     (6,105)      (5,420)
                                                              ---------    ---------
          Net cash used in investing activities.............   (145,953)    (184,612)
FINANCING ACTIVITIES
  Payments on mortgage......................................    (98,153)     (90,992)
                                                              ---------    ---------
          Net cash used in financing activities.............    (98,153)     (90,992)
                                                              ---------    ---------
          Net increase (decrease) in cash and cash
            equivalents.....................................     60,294      (59,976)
Cash and cash equivalents at beginning of period............     29,913       76,331
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $  90,207    $  16,355
                                                              =========    =========



                See Accompanying Notes to Financial Statements.

         3166


                            QUAIL RUN ASSOCIATES, LP



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Quail Run Associates, LP of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.



NOTE B -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         3167


                            QUAIL RUN ASSOCIATES, LP



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996


                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         3168


                          INDEPENDENT AUDITORS' REPORT



General Partners


Quail Run Associates, LP:



     We have audited the accompanying balance sheets of Quail Run Associates, LP as of December 31, 1997 and 1996, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quail Run Associates, LP as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



     The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note E to the financial statements, the Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note E. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina


February 24, 1998

         3169


                            QUAIL RUN ASSOCIATES, LP



                                 BALANCE SHEETS



                                     ASSETS



                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Cash and cash equivalents...................................  $    29,913   $    76,331
Receivables and deposits....................................       50,686        48,815
Restricted escrows..........................................      188,705       181,440
Other assets................................................       86,197        88,178
Investment properties:
  Land......................................................      332,000       332,000
  Buildings and related personal property...................    6,145,989     5,947,871
                                                              -----------   -----------
                                                                6,477,989     6,279,871
  Less accumulated depreciation.............................   (4,204,559)   (4,049,108)
                                                              -----------   -----------
                                                                2,273,430     2,230,763
                                                              -----------   -----------
                                                              $ 2,628,931   $ 2,625,527
                                                              ===========   ===========

                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $     2,727   $    61,682
  Payable to affiliate......................................           --         1,171
  Tenant security deposit liabilities.......................       33,777        33,097
  Accrued taxes.............................................      109,583        87,103
  Other liabilities.........................................      333,525       273,917
  Notes payable.............................................    4,518,914     4,608,858
Partners' deficit...........................................   (2,369,595)   (2,440,301)
                                                              -----------   -----------
                                                              $ 2,628,931   $ 2,625,527
                                                              ===========   ===========



                 See Accompanying Notes to Financial Statements

         3170


                            QUAIL RUN ASSOCIATES, LP



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $ 1,331,575    $ 1,244,131
  Other income..............................................       77,305         68,842
                                                              -----------    -----------
          Total revenues....................................    1,408,880      1,312,973
                                                              -----------    -----------
Expenses:
  Operating.................................................      566,038        525,788
  General and administrative................................       45,383         45,581
  Depreciation..............................................      164,995        157,393
  Interest..................................................      432,170        439,242
  Property taxes............................................      127,005         66,182
                                                              -----------    -----------
          Total expenses....................................    1,335,591      1,234,186
                                                              -----------    -----------
          Net income........................................       73,289         78,787
Distributions to partners...................................       (2,583)            --
Partners' deficit at beginning of year......................   (2,440,301)    (2,519,088)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(2,369,595)   $(2,440,301)
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

         3171


                            QUAIL RUN ASSOCIATES, LP



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Cash flows from operating activities:
  Net income................................................   $  73,289     $  78,787
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     164,995       157,393
     Amortization of discounts and loan costs...............      47,535        46,030
     Loss on disposition of property........................       8,577            --
     Change in accounts:
       Receivables and deposits.............................      (1,871)       (5,631)
       Other assets.........................................     (13,008)           --
       Accounts payable.....................................     (58,955)       (4,045)
       Payable to affiliate.................................      (1,171)        1,171
       Tenant security deposit liabilities..................         680          (972)
       Accrued taxes........................................      22,480       (16,918)
       Other liabilities....................................      59,608        24,644
                                                               ---------     ---------
          Net cash provided by operating activities.........     302,159       280,459
                                                               ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................    (216,239)     (183,736)
  Net deposits to restricted escrows........................      (7,265)       (2,341)
                                                               ---------     ---------
          Net cash used in investing activities.............    (223,504)     (186,077)
                                                               ---------     ---------
Cash flows from financing activities:
  Distributions to partners.................................      (2,583)           --
  Payments on notes payable.................................    (122,490)     (113,551)
                                                               ---------     ---------
          Net cash used in financing activities.............    (125,073)     (113,551)
                                                               ---------     ---------
          Net decrease in cash and cash equivalents.........     (46,418)      (19,169)
Cash and cash equivalents at beginning of year..............      76,331        95,500
                                                               ---------     ---------
Cash and cash equivalents at end of year....................   $  29,913     $  76,331
                                                               =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $ 327,820     $ 336,756
                                                               =========     =========



                 See Accompanying Notes to Financial Statements

         3172


                            QUAIL RUN ASSOCIATES, LP



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Quail Run Associates, LP (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated May 31, 1984. The Partnership owns and operates a 166 unit apartment complex, Quail Run Apartments, in Indianapolis, Indiana.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings and personal property are depreciated over a 5 to 25 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996, include unamortized deferred loan costs of $73,189 and $88,178, respectively, which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

         3173

                            QUAIL RUN ASSOCIATES, LP



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Reclassifications



     Certain 1996 amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996, consist of the following:



                                                                1997       1996
                                                              --------   --------
Capital Improvement Escrow -- A portion of the proceeds of
  the 1992 loan refinancing were placed into a capital
  improvement reserve account to be used for certain capital improvements. The capital improvements have been completed and the excess funds will be returned for property
  operations................................................  $ 11,961   $ 11,961
Reserve Escrow -- A portion of the proceeds of the 1992 loan refinancing were placed into a reserve escrow. The funds
  are used for certain repair work, debt service, expenses
  and property taxes or insurance. The funds in the reserve
  escrow exceed the minimum balance required to be
  maintained by the lender during the term of the loan......   176,744    169,479
                                                              --------   --------
                                                              $188,705   $181,440
                                                              ========   ========



NOTE C -- NOTES PAYABLE



     Notes payable at December 31, 1997 and 1996, consist of the following:



                                                                 1997          1996
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $36,617, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $4,102,817    $4,225,307
Second mortgage note payable in interest only monthly
  installments of $909, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     143,487       143,487
Unsecured 12.5% promissory note payable to Jacques-Miller
  Income Fund II, an affiliate, matured in June 1997,
  monthly payments of excess cash flows from the preceding
  year, as defined in the note agreement....................     454,522       454,522
                                                              ----------    ----------
Principal balance at year end...............................   4,700,826     4,823,316
Less unamortized discount...................................    (181,912)     (214,458)
                                                              ----------    ----------
                                                              $4,518,914    $4,608,858
                                                              ==========    ==========



     Accrued interest on the note payable to Jacques-Miller Income Fund II, which is included in other liabilities, was $301,121 and $244,305 at December 31, 1997 and 1996, respectively. The Managing General Partner is currently attempting to either extend the maturity date or refinance the Partnership's unsecured promissory note in order to obtain the funds necessary to satisfy the amount due to Jacques-Miller Income Fund II. The negotiations are expected to be completed during the second quarter of 1998; however, there is no assurance that the negotiations will be successful.

         3174

                            QUAIL RUN ASSOCIATES, LP



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



     Scheduled principal payments of the notes during the years subsequent to December 31, 1997, are as follows:



1998.....................................................  $  586,650
1999.....................................................     142,529
2000.....................................................     153,746
2001.....................................................     165,847
2002.....................................................   3,652,054
                                                           ----------
                                                           $4,700,826
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates, in addition to those disclosed in Note C, are as follows:



                                                               1997      1996
                    TYPE OF TRANSACTION                       AMOUNT    AMOUNT
                    -------------------                       -------   -------
Management fee..............................................  $69,823   $65,350
Partnership administration fee..............................  $15,444   $16,848
Reimbursement for services of affiliates....................  $21,534   $21,031
Construction oversight costs................................  $17,239   $12,603



NOTE E -- GOING CONCERN



     The Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about its ability to continue as a going concern. The Managing General Partner is attempting to refinance the existing debt. The Managing General Partner believes that it will be successful, however there can be no assurance that refinancing will be obtained. The financial statements have been prepared assuming that the Partnership will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

         3175


                           QUAIL RUN, ASSOCIATES, LP



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995


                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         3176


                          INDEPENDENT AUDITORS' REPORT


General Partners


Quail Run, Associates, LP:



     We have audited the accompanying balance sheets of Quail Run Associates, LP as of December 31, 1996 and 1995, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quail Run, Associates, LP as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina


February 26, 1997

         3177


                            QUAIL RUN ASSOCIATES, LP



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
Cash and cash equivalents:
  Unrestricted..............................................  $    76,331    $    95,500
  Restricted-tenant security deposits.......................       33,120         34,092
Accounts receivable.........................................        1,178            340
Escrow for taxes............................................       14,517          8,752
Restricted escrows (Note B).................................      181,440        179,099
Other assets................................................       88,178        103,082
Investment properties (Note C):
  Land......................................................      332,000        332,000
  Buildings and related personal property...................    5,947,871      5,764,135
                                                              -----------    -----------
                                                                6,279,871      6,096,135
  Less accumulated depreciation.............................   (4,049,108)    (3,891,715)
                                                              -----------    -----------
                                                                2,230,763      2,204,420
                                                              -----------    -----------
                                                              $ 2,625,527    $ 2,625,285
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $    61,682    $    65,727
  Payable to affiliate......................................        1,171             --
  Tenant security deposits..................................       33,097         34,069
  Accrued taxes.............................................       87,103        104,021
  Other liabilities (Note C)................................      273,917        249,273
  Notes payable (Note C)....................................    4,608,858      4,691,283
Partners' deficit...........................................   (2,440,301)    (2,519,088)
                                                              -----------    -----------
                                                              $ 2,625,527    $ 2,625,285
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

         3178


                            QUAIL RUN ASSOCIATES, LP



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Revenues:
  Rental income.............................................  $ 1,244,131   $ 1,194,163
  Other income..............................................       68,842        58,133
                                                              -----------   -----------
          Total revenues....................................    1,312,973     1,252,296
                                                              -----------   -----------
Expenses:
  Operating (Note D)........................................      365,962       343,849
  General and administrative (Note D).......................       45,581        41,527
  Maintenance...............................................      159,826       186,733
  Depreciation..............................................      157,393       143,374
  Interest..................................................      439,242       445,698
  Property taxes............................................       66,182        99,378
                                                              -----------   -----------
          Total expenses....................................    1,234,186     1,260,559
                                                              -----------   -----------
Net income (loss)...........................................       78,787        (8,263)
Partners' deficit at beginning of year......................   (2,519,088)   (2,510,825)
                                                              -----------   -----------
Partners' deficit at end of year............................  $(2,440,301)  $(2,519,088)
                                                              ===========   ===========



                 See Accompanying Notes to Financial Statements

         3179


                            QUAIL RUN ASSOCIATES, LP



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Cash flows from operating activities:
  Net income (loss).........................................   $  78,787     $  (8,263)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation...........................................     157,393       143,374
     Amortization of discounts and loan costs...............      46,030        44,629
     Change in accounts:
       Restricted cash......................................         972         4,102
       Accounts receivable..................................        (838)        1,518
       Escrow for taxes.....................................      (5,765)       22,478
       Accounts payable.....................................      (4,045)       50,796
       Payable to affiliate.................................       1,171            --
       Tenant security deposit liabilities..................        (972)       (3,365)
       Accrued taxes........................................     (16,918)          117
       Other liabilities....................................      24,644        81,298
                                                               ---------     ---------
          Net cash provided by operating activities.........     280,459       336,684
                                                               ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................    (183,736)     (239,528)
  Deposits to restricted escrows............................      (7,918)       (5,816)
  Receipts from restricted escrows..........................       5,577        14,127
                                                               ---------     ---------
          Net cash used in investing activities.............    (186,077)     (231,217)
                                                               ---------     ---------
Cash flows from financing activities:
  Payments on notes payable.................................    (113,551)     (105,268)
                                                               ---------     ---------
          Net cash used in financing activities.............    (113,551)     (105,268)
                                                               ---------     ---------
          Net increase (decrease) in cash...................     (19,169)          199
Cash and cash equivalents at beginning of year..............      95,500        95,301
                                                               ---------     ---------
Cash and cash equivalents at end of year....................   $  76,331     $  95,500
                                                               =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $ 336,756     $ 345,042
                                                               =========     =========



                 See Accompanying Notes to Financial Statements

         3180


                            QUAIL RUN ASSOCIATES, LP



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Quail Run Associates, LP (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated May 31, 1984. The Partnership owns and operates a 166 unit apartment complex, Quail Run Apartments in Indianapolis, Indiana.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings and personal property are depreciated over a 5 to 25 year period.



  Other Assets



     Other assets at December 31, 1996 and 1995 consist of deferred loan costs which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of legal counsel's opinion, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Reclassifications



     Certain 1995 amounts have been reclassified to conform to the 1996 presentation. These reclassifications had no impact on net loss or partners' deficit as previously reported.

         3181

                            QUAIL RUN ASSOCIATES, LP



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1996 and 1995 consist of the following:



                                                                1996        1995
                                                              --------    --------
Capital Improvement Escrow -- A portion of the proceeds of
  the loan were placed into a capital improvement reserve
  account to be used for certain capital improvements. The
  capital improvements were completed in calendar year 1996
  and the excess funds will be returned for property
  operations in 1997........................................  $ 11,961    $ 11,178
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan..................................................   169,479     167,921
                                                              --------    --------
                                                              $181,440    $179,099
                                                              ========    ========



NOTE C -- NOTES PAYABLE



     Notes payable at December 31, 1996 and 1995 consist of the following:



                                                                 1996          1995
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $36,617, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $4,225,307    $4,338,858
Second mortgage note payable in interest only monthly
  installments of $909, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     143,487       143,487
Unsecured 12.5% promissory note payable to Jacques-Miller
  Income Fund II, an affiliate, due June 1997, monthly
  payments of excess cash flows from the preceding year, as
  defined in the note agreement.............................     454,522       454,522
                                                              ----------    ----------
Principal balance at year end...............................   4,823,316     4,936,867
Less unamortized discount...................................    (214,458)     (245,584)
                                                              ----------    ----------
                                                              $4,608,858    $4,691,283
                                                              ==========    ==========



     Accrued interest on the note payable to Jacques-Miller Income Fund II, which is included in other liabilities, was $244,305 and $187,490 at December 31, 1996 and 1995, respectively.



     Scheduled principal payments of the notes during the years subsequent to December 31, 1996 are as follows:



1997....................................................   $  577,011
1998....................................................      132,129
1999....................................................      142,529
2000....................................................      153,746
2001....................................................      165,847
Thereafter..............................................    3,652,054
                                                           ----------
                                                           $4,823,316
                                                           ==========

         3182

                            QUAIL RUN ASSOCIATES, LP



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



     The principal balance of the mortgage notes may not be prepaid, in whole or in part, prior to November 15, 1997. Thereafter the principal may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations. The unsecured note may be prepaid at any time without penalty.



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates, in addition to those disclosed in Note C, are as follows:



                                                               1996      1995
                    TYPE OF TRANSACTION                       AMOUNT    AMOUNT
                    -------------------                       -------   -------
Management fee..............................................  $65,350   $61,659
Partnership administration fee..............................  $16,848   $12,298
Reimbursement for services of affiliates....................  $21,031   $21,655
Construction fee............................................  $12,603   $14,069

         3183


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         3184

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         3185

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         3186

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         3187

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         3188

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         3189

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         3190

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         3191

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         3192

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         3193

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)              --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305 (xx)      (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         3194

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         3195

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         3196

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         3197

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         3198

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3199

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3200

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         3201

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3202

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         3203

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         3204

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         3205

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3206

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3207

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3208


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         3209

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         3210


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         3211


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         3212


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         3213


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3214


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         3215

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         3216


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         3217


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3218


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         3219


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         3220


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         3221


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         3222


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         3223


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         3224


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         3225


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3226


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         3227


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         3228


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3229


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         3230

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3231


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         3232

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3233

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re: Quail Run Associates L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Quail Run Associates, L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $60,845 in cash, or 1,572.75 Common OP Units of the Purchaser, or 2,434 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         3234

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         3235

     its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer,
(d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         3236

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         3237


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         3238


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         3239

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         3240

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         3241

Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         3242


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                   Ravensworth Associates Limited Partnership

                        in exchange for your choice of:

            4.00 of our 8.0% Class Two Partnership Preferred Units;


                    2.75 of our Partnership Common Units; or


                                 $100 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $100 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         3243

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Ravensworth
    Associates Limited Partnership.............    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Redemption of Preferred Stock.....    S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25



                                                  PAGE
                                                  -----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-25
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-26
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-28
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-39
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-48
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-52
  Terms of the Offer; Expiration Date..........    S-52
  Acceptance for Payment and Payment for
    Units......................................    S-52
  Procedure for Tendering Units................    S-53
  Withdrawal Rights............................    S-56
  Extension of Tender Period; Termination;
    Amendment..................................    S-56
  Proration....................................    S-57

         3244


                                                  PAGE
                                                  -----
  Fractional OP Units..........................    S-57
  Future Plans of the AIMCO Operating
    Partnership................................    S-57
  Voting by the AIMCO Operating Partnership....    S-58
  Dissenters' Rights...........................    S-58
  Conditions of the Offer......................    S-58
  Effects of the Offer.........................    S-61
  Certain Legal Matters........................    S-61
  Fees and Expenses............................    S-63
  Accounting Treatment.........................    S-63
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-64
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-64
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-65
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-65
  Disguised Sale Treatment.....................    S-65
  Adjusted Tax Basis...........................    S-66
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-66
  Passive Activity Losses......................    S-66
  Tax Reporting................................    S-67
  Foreign Offerees.............................    S-67
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-67
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-69
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-77
DESCRIPTION OF PREFERRED OP UNITS..............    S-82
  General......................................    S-82
  Ranking......................................    S-82



                                                  PAGE
                                                  -----
  Distributions................................    S-82
  Allocation...................................    S-83
  Liquidation Preference.......................    S-83
  Redemption...................................    S-84
  Voting Rights................................    S-84
  Restrictions on Transfer.....................    S-85
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-85
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-87
CONFLICTS OF INTEREST..........................    S-91
  Conflicts of Interest with Respect to the
    Offer......................................    S-91
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-91
  Competition Among Properties.................    S-91
  Features Discouraging Potential Takeovers....    S-91
  Future Exchange Offers.......................    S-91
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-92
LEGAL MATTERS..................................    S-93
EXPERTS........................................    S-93
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         3245

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a controlling ownership interest in the general partner of your partnership, Winthrop Securities Co., Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $12,858,000, less approximately $1,217,055 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         3246


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         3247


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2013 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         3248


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         3249


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $8,875,400 of balloon payments due on its mortgage debt in November 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of

         3250


the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2003 and require balloon payments of $8,875,400. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or

         3251


       cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $8.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $6.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a

         3252

       fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         3253

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.61% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We believe that if your partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $100 per unit. We determined your partnership's value as follows:



Net operating income........................................  $  1,350,000
Capitalization rate.........................................         10.50%
                                                              ------------
Gross valuation of partnership property.....................  $ 12,858,000
Net Cash Shortfall..........................................     1,168,575
Plus: Cash and cash equivalents.............................       578,121
Plus: Other partnership assets, net of security deposits....        45,289
Less: Mortgage debt, including accrued interest.............   (13,014,001)
Less: Accounts payable and accrued expenses.................       (68,578)
Less: Other liabilities.....................................       (26,901)
                                                              ------------
Partnership valuation before taxes and certain costs........     1,538,505
Less: Disposition fees......................................             0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................    (1,217,055)
Less: Closing costs.........................................      (321,450)
                                                              ------------
Estimated net valuation of your partnership.................             0
Percentage of estimated net valuation allocated to holders
  of units..................................................           n/a
                                                              ------------
Estimated net valuation of units............................             0
          Total number of units.............................          50.0
                                                              ------------
Estimated valuation per unit................................             0
                                                              ============
Cash consideration per unit.................................  $          0
                                                              ============



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by the $25 liquidation preference of each Preferred OP Unit to get 4.00 Preferred OP Units per unit.

         3254


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by a price of $38.69 to get 2.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................   $     100
Partnership Preferred Units.................................   $     100
Partnership Common Units....................................   $     100
Alternatives:
  Prices on secondary market................................   Not available
  Estimated liquidation proceeds............................   $     100
  Estimated going concern value.............................   $       0
  Alternative going concern value(1)........................           0
  Net book value (deficit)..................................   $(208,629)


---------------


(1) Assumes sale of properties when balloon payments are due instead of refinancing the mortgages.

         3255


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Ravensworth Associates Limited Partnership is a Massachusetts limited partnership which was formed on June 21, 1983 for the purpose of owning and operating a single apartment property located in Annandale, Virginia, known as "Ravensworth Towers Apartments." Your partnership's property consists of 219 units and was built in 1974. Your partnership has no employees. As of September 30, 1998, there were 50 units of limited partnership interest issued and outstanding, which were held of record by 59 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 380 limited partnership units in 1983. Between January 1, 1993 and December 31, 1998 your partnership paid no cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2013, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $9,730,882, payable to FNMA, which bears interest at the rate of 8.38%. The mortgage debt is due in November 2003. Your partnership also has a second mortgage note outstanding of 2,966,882, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         3256


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 4.00 of our Class Two Partnership Preferred Units;



     - 2.75 of our Partnership Common Units; or



     - $100 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 50 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 4.00 Preferred OP Units, 2.75 Common OP Units, or $100 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on May , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         3257

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         3258


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $100 in cash, 4.00 Preferred OP Units or 2.75 Common OP Units. Both your units and the OP Units are

         3259


subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $100.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $24,155 for the fiscal year ended December 31, 1998. The property manager received management fees of $118,622 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,250 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         3260

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         3261

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         3262

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         3263


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         3264


  SUMMARY FINANCIAL INFORMATION OF RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP



     The summary financial information of Ravensworth Associates Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Ravensworth Associates Limited Partnership for the years ended December 31, 1997 and 1996 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP



                                                                FOR THE NINE MONTHS       FOR THE YEAR ENDED
                                                                ENDED SEPTEMBER 30,          DECEMBER 31,
                                                              -----------------------   -----------------------
                                                                 1998         1997         1997         1996
                                                              ----------   ----------   ----------   ----------
OPERATING DATA:
  Total Revenues............................................  $1,737,515   $1,742,153   $2,330,706   $2,259,496
  Net Income/(Loss).........................................    (240,765)    (129,694)    (195,841)    (459,578)
  Net Income per limited partnership unit...................      (4,815)      (2,594)      (3,917)      (9,192)
  Distributions per limited partnership unit................          --           --           --           --
  Distributions per limited partnership unit (which
    represent a return of capital)..........................          --           --           --           --



                                                                    SEPTEMBER 30,               DECEMBER 31,
                                                              -------------------------   -------------------------
                                                                 1998          1997          1997          1996
                                                              -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents.................................  $   485,939   $   536,753   $   578,121   $   547,609
  Real Estate, Net of Accumulated Depreciation..............    6,724,975     6,958,126     6,851,703     7,137,802
  Total Assets..............................................    7,556,993     7,872,446     7,777,284     8,086,742
  Notes Payable.............................................   12,832,583    12,964,814    12,932,783    13,056,992
                                                              -----------   -----------   -----------   -----------
Partners' Deficit...........................................  $(5,574,962)  $(5,268,050)  $(5,334,197)  $(5,138,356)
Total Distributions.........................................  $        --   $        --   $        --   $        --
Net increase (decrease) in cash and cash equivalents........  $  (121,803)  $   (41,452)  $    30,512   $  (331,578)
Net cash provided by operating activities...................  $   216,491   $   237,514   $   354,105   $(1,842,603)


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                             RAVENSWORTH
                                                                 AIMCO        ASSOCIATES
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $8.00            $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $6.88            $0

         3265

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         3266

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $12,858,000 less approximately $1,217,055 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         3267


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

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     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2013 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

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sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

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removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $8,875,400 of balloon payments due on its mortgage debt in November 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

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                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, no limited partnership interest and controls the general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         3272


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         3273

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $0 for the nine months ended September 30, 1997, to $0 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2003 and require balloon payments totaling $8,875,400. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the property or refinance its indebtedness in 2003 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's properties would require a vote of all the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property,

         3274


would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $8.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

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     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $6.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         3276


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.61% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value           $1,350,042            10.50%        $12,858,000


---------------


     (1) The total net operating income is equal to total revenues of $2,345,011, less total expenses of $929,269 and recurring replacement costs of $65,700.

         3277


     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $0. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. We believe that if your partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $100 per unit.



Net operating income........................................  $  1,350,000
Capitalization rate.........................................         10.50%
                                                              ------------
Gross valuation of partnership property.....................    12,858,000
Net Cash Shortfall..........................................     1,168,575
Plus: Cash and cash equivalents.............................       578,121
Plus: Other partnership assets, net of security deposits....        45,289
Less: Mortgage debt, including accrued interest.............   (13,014,001)
Less: Accounts payable and accrued expenses.................       (68,578)
Less: Other liabilities.....................................       (28,901)
                                                              ------------
Partnership valuation before taxes and certain costs........     1,538,505
Less: Disposition fees......................................             0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................    (1,217,055)
Less: Closing costs.........................................      (321,450)
                                                              ------------
Estimated net valuation of your partnership.................             0
Percentage of estimated net valuation allocated to holders
  of units..................................................      n/a
                                                              ------------
Estimated net valuation of units............................             0
          Total number of units.............................          50.0
                                                              ------------
Estimated valuation per unit................................             0
                                                              ============
Cash consideration per unit.................................             0
                                                              ============



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $100 by the $25 liquidation preference of each Preferred OP Unit to get 4.00 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by a price of $38.69 to get 2.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $0 or 0.00% is the net valuation of your partnership.

         3278


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net loss of your partnership has increased from $(129,694) for the nine months ended September 30, 1997 to $(240,765) for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         3279


        11. The estimated unit value of $100, based on a total estimated value of your partnership's property of $12,858,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $8.00 per year on the number of Preferred OP Units, or distributions of $6.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         3280

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         3281


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2013, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                ---------
Cash offer price............................................    $     100
Partnership preferred units.................................    $     100(1)
Partnership common units....................................    $     100(1)
Alternatives:
                                                                      Not
  Prices on secondary market................................    available
  Estimated liquidation proceeds............................    $     100
  Estimated going concern value.............................    $       0
  Net book value (deficit)..................................    $(208,629)
  Alternative going concern value...........................    $       0(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         3282

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 40%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $0 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in November 2003. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $0 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $(208,629) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $0 per unit, going concern value of $0 per unit and liquidation value of $0 per unit. For an explanation of how Stanger determined such values see "Stanger
Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market

         3283


Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents (discounts) to the offer price of $(100), $(100) and $(100). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. We believe that if your partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $100 per unit. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

         3284

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses and forecasts prepared by your partnership of the estimated current net liquidation value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              RAVENSWORTH
                                                              APARTMENTS
                                                              -----------
Total Revenues..............................................  $ 2,375,722
Operating Expenses..........................................   (1,061,352)
Replacement Reserves -- Net.................................     (214,946)
Debt Service................................................   (1,105,428)
Capital Expenditures........................................            0
                                                              -----------
          Net Cash Flow.....................................  $    (6,004)
                                                              ===========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we

         3285

deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the

         3286


gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at capitalization rate of 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership: (i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $1,217,055. Stanger observed that your partnership liquidation value was negative and therefore a minimum price of $100 was set by AIMCO.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $1,350,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by: (i) partnership administrative expenses of $30,000 per annum; (ii) cash reserves; and (iii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at an 8% interest rate was assumed due in part to the substantial leverage on the property. At the end of the ten-year projection period, the property was assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 40%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was negative and therefore deemed zero.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units of the partnership were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $100 per unit is equal to management's minimum price value, and reflects a $100 premium to management's estimate of going concern value of $0. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing with the third year after the closing of this transaction, preferred stock of AIMCO with a value equal to $25. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1998. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value

         3287


of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 9.75%, transaction costs of 2.5% to 5.0%, growth rates of 3% and terminal capitalization rate of 10.25%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 40% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 40% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (13% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to the property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $0, $0, and $0 representing discounts to the offer price of $100. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), special limited partner and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or

         3288

other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         3289

                                YOUR PARTNERSHIP


GENERAL



     Ravensworth Associates Limited Partnership, is a Massachusetts limited partnership which completed a private offering in 1983. Insignia acquired the general partner of your partnership in November 1997. AIMCO acquired Insignia in October 1998. There are currently a total of 59 limited partners of your partnership and a total of 50 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on June 21, 1983 for the purpose of owning an apartment property located in Annandale, Virginia, known as "Ravensworth Tower Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1974 and consists of 219 apartment units. There are 144 one-bedroom apartments and 75 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 94.81% in 1998.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations for 1999 total $1,217,055 and are intended to be paid for out of cash flow or borrowings. Renovation items include heating, ventilation and air conditioning systems, plumbing, hot water system, electrical, siding trim facia, exterior paint, stairwells, balconies, sidewalks, drives and parking lots, windows, exterior lighting, landscape and irrigation, parking, life support system, pool repair, and elevator service.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $825    $786    $764    $754    $726



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $168,664 of $13,712,560 of assessed valuation with a current yearly tax rate of 1.23%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 1.25% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its

         3290


investment portfolio. Your partnership will terminate on December 31, 2013 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 95% and $821, respectively, at December 31, 1998, compared to 94% and $825, respectively, at December 31, 1997. The general partner expects rental rates to improve in the near future as a result of the pending improvements in addition to the property's desirable location. In addition, the general partner noted that it expects to spend approximately $1,217,055 for capital improvements at the property in 1999-2000 to repair and improve the property's HVAC, plumbing, hot water system, electrical, siding, exterior paint, stairwells, balconies, parking lots. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $9,730,882, payable to

         3291


FNMA, which bears interest at a rate of 8.38%. The mortgage debt is due in November 2003. Your partnership also has a second mortgage note outstanding of $2,966,882, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $3,648,000 of limited partnership units in 1983 for $9,600 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2013, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates will not incur any liability, responsibility or accountability for damages or otherwise to your partnership or any limited partner for any acts or omissions performed or omitted by any of them in good faith on behalf of your partnership and in a manner reasonably believed by them to be within the scope of the authority granted to them by your partnership's agreement of limited partnership and in the best interests of your partnership if they are not guilty of negligence or willful misconduct with respect to such acts of omissions. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will indemnify the general partners for any act performed by them within the scope of the authority conferred upon them by your partnership's agreement of limited partnership; provided, however, that such indemnity will be payable only if the general partners acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of your partnership and the partners and has no reasonable grounds to believe that their conduct was negligent or unlawful. If a general partner is liable for negligence or misconduct in the performance of its duty to your partnership, it will not be indemnified unless, and only to the extent that, the court in which such action or suit was brought determines that in view of all

         3292


the circumstances of the case, despite the adjudication of liability, the general partner is fairly and reasonably entitled to indemnity for those expenses which the court deems proper. Any indemnity will be paid from, and only to the extent of, partnership assets. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $9,600. From 1993 through 1998 your partnership has paid no distributions.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns no interest in your partnership, including no units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                           YEAR                             COMPENSATION
                           ----                             ------------
1994......................................................  Not available
1995......................................................    $ 3,000
1996......................................................      3,000
1997......................................................      2,500
1998......................................................     24,155

         3293


     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                FEES
                            ----                              --------
1994........................................................  Not available
1995........................................................  $107,406
1996........................................................   110,013
1997........................................................    96,770
1998........................................................   118,622



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         3294


                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP



                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                          RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP
                                                         ---------------------------------------------
                                                                                  FOR THE YEAR ENDED
                                                             SEPTEMBER 30,           DECEMBER 31,
                                                         ---------------------   ---------------------
                                                           1998        1997        1997        1996
                                                         ---------   ---------   ---------   ---------
                                                                IN THOUSANDS, EXCEPT UNIT DATA
Cash and Cash Equivalents.............................    $   486     $   537     $   578     $   548
Land & Building.......................................     14,230      13,977      13,992      13,793
Accumulated Depreciation..............................     (7,505)     (7,019)     (7,141)     (6,655)
Other Assets..........................................        346         377         348         401
                                                          -------     -------     -------     -------
          Total Assets................................    $ 7,557     $ 7,872     $ 7,777     $ 8,087
                                                          =======     =======     =======     =======
Notes Payable.........................................    $12,833     $12,965     $12,933     $13,057
Other Liabilities.....................................        299         175         178         168
                                                          -------     -------     -------     -------
          Total Liabilities...........................    $13,132     $13,140     $13,111     $13,225
                                                          -------     -------     -------     -------
Partners Capital (Deficit)............................    $(5,575)    $(5,268)    $(5,334)    $(5,138)
                                                          =======     =======     =======     =======



                                                          RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP
                                                         ---------------------------------------------
                                                                                  FOR THE YEAR ENDED
                                                             SEPTEMBER 30,           DECEMBER 31,
                                                         ---------------------   ---------------------
                                                           1998        1997        1997        1996
                                                         ---------   ---------   ---------   ---------
                                                                IN THOUSANDS, EXCEPT UNIT DATA
Rental Revenue........................................    $ 1,583     $ 1,617     $ 2,168     $ 2,065
Other Income..........................................        155         125         162         195
                                                          -------     -------     -------     -------
          Total Revenue...............................    $ 1,738     $ 1,742     $ 2,330     $ 2,260
                                                          -------     -------     -------     -------
Operating Expenses....................................    $   638     $   539     $   750     $   688
General & Administrative..............................         40          50          74          76
Depreciation..........................................        364         364         486         476
Interest Expense......................................        752         738         982       1,225
Property Taxes........................................        127         124         166         165
Other.................................................         57          57          68          89
                                                          -------     -------     -------     -------
          Total Expenses..............................    $ 1,978     $ 1,872     $ 2,526     $ 2,719
                                                          -------     -------     -------     -------
Net income before extraordinary items.................    $  (240     $  (130)    $  (196)    $  (459)
Extraordinary items...................................         --          --          --          --
                                                          -------     -------     -------     -------
Net Income............................................    $  (240)    $  (130)    $  (196)    $  (459)
                                                          =======     =======     =======     =======

         3295


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



 Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership incurred a net loss of $240,765 for the nine months ended September 30, 1998, compared to $129,694 for the nine months ended September 30, 1997. The increase in net loss of $111,071, or 85.64% was primarily the result of increased operating expenses. This factor discussed in more detail in the following paragraph.



     OPERATING EXPENSES



     Partnership Property operating expenses, primarily consisting of utilities (net of reimbursements received from tenants), repairs and maintenance, marketing, payroll, and taxes, totaled $823,096 for the nine months ended September 30, 1998, compared to $731,018 for the nine months ended September 30, 1997, an increase of $92,078, or 12.6%. This increase is due to several factors. The increase in repairs and maintenance expenses in the current year was the result of improvements made in the current year. In addition, marketing and advertising costs increased as management more intensively marketed the property in newspapers and periodicals.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized net loss of $195,841 for the year ended December 31, 1997, compared to $459,578 for the year December 31, 1996. The decrease in net loss of $263,737, or 57.39% was primarily due to a decrease in interest expense. This factor is discussed in more detail in the following paragraph.



     INTEREST EXPENSE



     Interest expense decreased $243,802 (19.9%) as compared to the prior year. This decrease was due to the Partnership refinancing its existing debt in October 1996 at lower interest rates.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $485,939 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         3296

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 50 units of your partnership (up to 12.50 units) for consideration per unit of (i) 4.00 Preferred OP Units, (ii) 2.75 Common OP Units, or (iii) $100 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

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offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

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  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         3299

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

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  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         3301

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         3302


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         3303


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         3304

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         3305


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         3306


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         3307


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         3308

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         3309

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         3310


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         3311

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         3312


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         3313

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Massachusetts law for the         as a Delaware limited partnership. The AIMCO
purpose of owning and managing Ravensworth        Operating Partnership owns interests (either
Towers Apartments.                                directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash Flow (as defined in your partner-            Operating Partnership's agreement of limited
ship's agreement of limited partnership).         partnership (the "AIMCO Operating
The termination date of your partnership is       Partnership Agreement") or as provided by
December 31, 2013.                                law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
own and operate of your partnership's             Partnership is to conduct any business that
property. Subject to restrictions contained       may be lawfully conducted by a limited
in your partnership's agreement of limited        partnership organized pursuant to the
partnership, your partnership may perform         Delaware Revised Uniform Limited Part-
all act necessary, advisable or convenient        nership Act (as amended from time to time,
to the business of your partnership               or any successor to such statute) (the
including borrowing money and creating            "Delaware Limited Partnership Act"),
liens.                                            provided that such business is to be
                                                  conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         3314
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 50 Class A units for        limited partners and to other persons, and
cash and notes to selected persons who            to admit such other persons as additional
fulfill the requirements set forth in your        limited partners, on terms and conditions
partnership's agreement of limited                and for such capital contributions as may be
partnership. The capital contribution need        established by the general partner in its
not be equal for all limited partners and no      sole discretion. The net capital
action or consent is required in connection       contribution need not be equal for all OP
with the admission of any additional limited      Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership the general partner of        contribute funds or other assets to its
your partnership may employ themselves or         subsidiaries or other persons in which it
their affiliates if necessary or                  has an equity investment,

         3315
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

appropriate to carry out the business and         and such persons may borrow funds from the
affairs of your partnership and pay such          AIMCO Operating Partnership, on terms and
fees, expenses, salaries, wages and other         conditions established in the sole and
compensation to such party as the general         absolute discretion of the general partner.
partner in its sole discretion determine.         To the extent consistent with the business
Your partnership's agreement of limited           purpose of the AIMCO Operating Partnership
partnership also specifies certain contracts      and the permitted activities of the general
that your partnership will or has entered         partner, the AIMCO Operating Partnership may
into with the general partner of your             transfer assets to joint ventures, limited
partnership and certain of their affiliates.      liability companies, partnerships,
Your partnership is allowed to borrow money       corporations, business trusts or other
from the general partner and their                business entities in which it is or thereby
affiliates.                                       becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership may       The AIMCO Operating Partnership Agreement
borrow money in the name and on behalf of         contains no restrictions on borrowings, and
your partnership and, as security therefor,       the general partner has full power and
to mortgage, pledge or otherwise encumber         authority to borrow money on behalf of the
the assets of your partnership. The general       AIMCO Operating Partnership. The AIMCO
partner is authorized to execute and              Operating Partnership has credit agreements
deliver, for and on behalf of your                that restrict, among other things, its
partnership, such notes and other evidences       ability to incur indebtedness.
of indebtedness, contracts, agreements,
assignments, deeds, leases, loan agree-
ments, mortgages and other security
instruments and agreements as they deem
proper, all on such terms and conditions as
they deem proper.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles a limited partner or         written demand with a statement of the
its duly authorized representative to have        purpose of such demand and at such OP
access at all reasonable times to the books       Unitholder's own expense, to obtain a
of account at the principal office of your        current list of the name and last known
partnership or at such other place as the         business, residence or mailing address of
general partner will determine. The general       the general partner and each other OP
partner is not required to deliver or mail        Unitholder.
copies of your partnership's certificate of
limited partnership or copies of
certificates of amendment thereto or
cancellation thereof to the limited
partners, although such documents are
available for review and copying by the
limited partners at your partnership's
principal office.

         3316
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                               Management Control


The overall management and control of the         All management powers over the business and
business and affairs of your partnership is       affairs of the AIMCO Operating Partnership
vested solely in the general partner of your      are vested in AIMCO-GP, Inc., which is the
partnership. The limited partners are not         general partner. No OP Unitholder has any
permitted to take part in the control of the      right to participate in or exercise control
business or affairs of your partnership, to       or management power over the business and
have any voice in the management or               affairs of the AIMCO Operating Partner-
operation of any partnership's property, to       ship. The OP Unitholders have the right to
possess the authority or power to act as          vote on certain matters described under
agent for or on behalf of your partnership        "Comparison of Your Units and AIMCO OP
or any other partner, to do any act which         Units -- Voting Rights" below. The general
would be binding on your partnership or any       partner may not be removed by the OP
other partner nor to incur any expenditure        Unitholders with or without cause.
on behalf of or with respect to your
partnership.                                      In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partners of      forth in the AIMCO Operating Partnership
your partnership and their affiliates will        Agreement, the general partner is not liable
not incur any liability, responsibility or        to the AIMCO Operating Partnership for
accountability for damages or otherwise to        losses sustained, liabilities incurred or
your partnership or any limited partner for       benefits not derived as a result of errors
any acts or omissions performed or omitted        in judgment or mistakes of fact or law of
by any of them in good faith on behalf of         any act or omission if the general partner
your partnership and in a manner reasonably       acted in good faith. The AIMCO Operating
believed by them to be within the scope of        Partnership Agreement provides for
the authority granted to them by your             indemnification of AIMCO, or any director or
partnership's agreement of limited                officer of AIMCO (in its capacity as the
partnership and in                                previous

         3317
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

the best interests of your partnership if         general partner of the AIMCO Operating
they are not guilty of negligence or willful      Partnership), the general partner, any
misconduct with respect to such acts of           officer or director of general partner or
omissions. In addition, your partnership          the AIMCO Operating Partnership and such
will indemnify the general partners for any       other persons as the general partner may
act performed by them within the scope of         designate from and against all losses,
the authority conferred upon them by your         claims, damages, liabilities, joint or
partnership's agreement of limited                several, expenses (including legal fees),
partnership; provided, however, that such         fines, settlements and other amounts
indemnity will be payable only if the             incurred in connection with any actions
general partners acted in good faith and in       relating to the operations of the AIMCO
a manner they reasonably believed to be in,       Operating Partnership, as set forth in the
or not opposed to, the best interests of          AIMCO Operating Partnership Agreement. The
your partnership and the partners and has no      Delaware Limited Partnership Act provides
reasonable grounds to believe that their          that subject to the standards and
conduct was negligent or unlawful. If a           restrictions, if any, set forth in its
general partner is liable for negligence of       partnership agreement, a limited partnership
misconduct in the performance of its duty to      may, and shall have the power to, indemnify
your partnership, it will not be indemnified      and hold harmless any partner or other
unless, and only to the extent that, the          person from and against any and all claims
court in which such action or suit was            and demands whatsoever. It is the position
brought determines that in view of all the        of the Securities and Exchange Commission
circumstances of the case, despite the            and certain state securities administrations
adjudication of liability, the general            that indemnification of directors and
partner is fairly and reasonably entitled to      officers for liabilities arising under the
indemnity for those expenses which the court      Securities Act is against public policy and
deems proper. Any indemnity will be paid          is unenforceable pursuant to Section 14 of
from, and only to the extent of, partnership      the Securities Act of 1933 and their
assets.                                           respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner upon the vote        the business and affairs of the AIMCO
of the limited partners holding more than         Operating Partnership. The general partner
50% of the then outstanding Class A and           may not be removed as general partner of the
Class B units. A general partner may not          AIMCO Operating Partnership by the OP
withdraw voluntarily from your partnership        Unitholders with or without cause. Under the
unless the remaining general partner              AIMCO Operating Partnership Agreement, the
consents, the granting or denying of which        general partner may, in its sole discretion,
will be in the remaining general partner's        prevent a transferee of an OP Unit from
absolute discretion. A limited partner may        becoming a substituted limited partner
not transfer his interests without the            pursuant to the AIMCO Operating Partnership
consent of the general partners.                  Agreement. The general partner may exercise
                                                  this right of approval to deter, delay or
                                                  hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended upon without or        set forth in the AIMCO Operating Partnership
without the con-                                  Agreement,

         3318
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

sent of the general partners if such              whereby the general partner may, without the
proposed amendment is approved by a majority      consent of the OP Unitholders, amend the
in interest of Class A and Class D limited        AIMCO Operating Partnership Agreement,
partners and does not in any manner allow         amendments to the AIMCO Operating
the limited partners to take part in the          Partnership Agreement require the consent of
control of your partnership's business or         the holders of a majority of the outstanding
otherwise modify the limited liability of         Common OP Units, excluding AIMCO and certain
the limited partners, does not extend the         other limited exclusions (a "Majority in
term of your partnership's agreement of           Interest"). Amendments to the AIMCO
limited partnership, does not increase the        Operating Partnership Agreement may be
amount that any limited partner is required       proposed by the general partner or by
to contribute to the capital of your              holders of a Majority in Interest. Following
partnership or require such partner to make       such proposal, the general partner will
a loan to your partnership without such           submit any proposed amendment to the OP
partners written consent, does not alter the      Unitholders. The general partner will seek
rights, powers, obligations or duties of the      the written consent of the OP Unitholders on
general partner without such general              the proposed amendment or will call a
partner's consent, does not affect the            meeting to vote thereon. See "Description of
rights, powers or obligations of Class B or       OP Units -- Amendment of the AIMCO Operating
Class C limited partners and does not alter       Partnership Agreement" in the accompanying
the amendment provisions. The general part-       Prospectus.
ners may, without the consent or approval of
the limited partners amend your
partnership's agreement of limited
partnership to (i) add to the duties or
obligations of the general partners or
surrender any right or power granted to the
general partners by your partnership's
agreement of limited partnership, (ii) cure
any ambiguity, correct or supplement any
provision which may be inconsistent with any
other provision or to add provisions with
respect to matters or questions arising
under your partnership's agreement of
limited partnership which will not be incon-
sistent with any other provisions of your
partnership's agreement of limited
partnership and (iii) delete or add any
provision required to be so deleted or added
by applicable securities laws; provided that
no such amendment may be made which is
adverse to the interests of the limited
partners, does not affect the method of
allocation of cash distribution or net
profits and loses, does not affect the
limited liability of the limited partners
and the status of your partnership as a
partnership for tax purposes.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the

         3319
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  AIMCO Operating Partnership and reimburses
                                                  the general partner for such expenses paid
                                                  by the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, so long as a limited         gross negligence, no OP Unitholder has
partner does not take part in the control of      personal liability for the AIMCO Operating
your partnership business, the liability of       Partnership's debts and obligations, and
such limited partner for the losses, debts        liability of the OP Unitholders for the
and obligations of your partnership will be       AIMCO Operating Partnership's debts and
limited to the amounts contributed and            obligations is generally limited to the
agreed to be contributed by such limited          amount of their investment in the AIMCO
partnership to the capital of your                Operating Partnership. However, the
partnership and such limited partner's share      limitations on the liability of limited
of undistributed net profits; provided,           partners for the obligations of a limited
however, that under applicable partnership        partnership have not been clearly
law, a limited partner may be liable to your      established in some states. If it were
partnership to the extent of previous             determined that the AIMCO Operating Part-
distributions made it in the event that your      nership had been conducting business in any
partnership does not have sufficient assets       state without compliance with the applicable
to discharge its liabilities.                     limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must devote such time and effort to your          generally requires a general partner of a
partnership business as may be necessary to       Delaware limited partnership to adhere to
promote adequately the interests of your          fiduciary duty standards under which it owes
partnership and the mutual interest of the        its limited partners the highest duties of
partners. However, the general partner is         good faith, fairness and loyalty and which
not required to devote substantial time to        generally prohibit such general partner from
your partnership business and any general         taking any action or engaging in any
partner may at any time and from time to          transaction as to which it has a conflict of
time engage in and possess interests in           interest. The AIMCO Operating Partnership
other business ventures of any and every          Agreement expressly authorizes the general
type and description, including, without          partner to enter into, on behalf of the
limitation, the ownership, operation,             AIMCO Operating Partnership, a right of
financing and management of real estate,          first opportunity arrangement and other
which may be competitive with your                conflict avoidance agreements with various
partnership, and neither your partnership         affiliates of the AIMCO Operating
nor any partner will have any right, title        Partnership and the general partner, on such
or interest in or to such independent             terms as the general partner, in its sole
ventures.                                         and absolute discretion, believes are
                                                  advisable. The AIMCO Operating Partnership
In general, your partnership's agreement of       Agreement expressly limits the
limited

         3320
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partnership and the AIMCO Operating               liability of the general partner by
Partnership Agreement have limitations on         providing that the general partner, and its
the liability of the general partner but          officers and directors will not be liable or
such limitations differ and provide more          accountable in damages to the AIMCO
protection for the general partner of the         Operating Partnership, the limited partners
AIMCO Operating Partnership.                      or assignees for errors in judgment or
                                                  mistakes of fact or law or of any act or
                                                  omission if the general partner or such
                                                  director or officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file

         3321
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  state income tax returns and/or pay state
                                                  income taxes in the states in which the
                                                  AIMCO Operating Partnership owns property or
                                                  transacts business, even if they are not
                                                  residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the general          AIMCO Operating Partnership       OP Unitholders have voting
partners may not volunta-         Agreement, the holders of         rights only with respect to
rily sell all or                  the Preferred OP Units will       certain limited matters such
substantially all of your         have the same voting rights       as certain amendments and
partnership's assets at one       as holders of the Common OP       termination of the AIMCO
time unless not less than         Units. See "Description of        Operating Partnership
sixty days prior to the date      OP Units" in the accompany-       Agreement and certain
of such sale the general          ing Prospectus. So long as        transactions such as the
partners deliver to the           any Preferred OP Units are        institution of bankruptcy
Class A limited partners and      outstanding, in addition to       proceedings, an assignment
Class D limited partners, in      any other vote or consent of      for the benefit of creditors
writing, their intention to       partners required by law or       and certain transfers by the
sell and during the               by the AIMCO Operating            general partner of its
thirty-day period im-             Partnership Agreement, the        interest in the AIMCO
mediately following the           affirmative vote or consent       Operating Partnership or the
giving of such notice, they       of holders of at least 50%        admission of a successor
do not receive written            of the                            general partner.
objection to such sale from
the Class A and Class D

         3322

        YOUR UNITS                  PREFERRED OP UNITS                COMMON OP UNITS
limited partners who own          outstanding Preferred OP
more than one-half of the         Units will be necessary for       Under the AIMCO Operating
outstanding Class A and           effecting any amendment of        Partnership Agreement, the
Class D units. Upon a vote        any of the provisions of the      general partner has the
of the majority in interest       Partnership Unit Designation      power to effect the
of the Class A and Class B        of the Preferred OP Units         acquisition, sale, transfer,
limited partners, without         that materially and               exchange or other
the consent of the general        adversely affects the rights      disposition of any assets of
partners, such limited            or preferences of the             the AIMCO Operating
partners may, amend your          holders of the Preferred OP       Partnership (including, but
partnership's agreement of        Units. The creation or            not limited to, the exercise
limited partnership, subject      issuance of any class or          or grant of any conversion,
to certain exceptions,            series of partnership units,      option, privilege or
dissolve your partnership         including, without                subscription right or any
and remove any of the             limitation, any partner-          other right available in
general partners.                 ship units that may have          connection with any assets
                                  rights senior or superior to      at any time held by the
A general partner may cause       the Preferred OP Units,           AIMCO Operating Partnership)
the dissolution of your           shall not be deemed to            or the merger,
partnership by retiring.          materially adversely affect       consolidation,
Your partnership may then be      the rights or preferences of      reorganization or other
continued by the remaining        the holders of Preferred OP       combination of the AIMCO
general partner or, if no         Units. With respect to the        Operating Partnership with
general partner remains, the      exercise of the above             or into another entity, all
Class A and Class D limited       described voting rights,          without the consent of the
partners may elect to             each Preferred OP Units           OP Unitholders.
continue your partner-            shall have one (1) vote per
ship's business by unanimous      Preferred OP Unit.                The general partner may
consent within ninety days                                          cause the dissolution of the
after the retirement of the                                         AIMCO Operating Partnership
general partner.                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
In general, you have greater                                        Limited Partnership Act
voting rights in your                                               (including, without limi-
partnership than you will                                           tation, bankruptcy), unless,
have as an OP Unitholder. OP                                        within 90 days after the
Unitholders cannot remove                                           withdrawal, holders of a
the general partner of the                                          "majority in interest," as
AIMCO Operating Partnership.                                        defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the

         3323
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Net Cash Flow       at the rate of $0.50 per          or such portion as the
(as defined in your               Preferred OP Unit; provided,      general partner may in its
partnership's agreement of        however, that at any time         sole and absolute discretion
limited partnership) are to       and from time to time on or       determine, of Available Cash
be made within ninety days        after the fifth anniversary       (as defined in the AIMCO
after the end of each year.       of the issue date of the          Operating Partnership
The distributions payable to      Preferred OP Units, the           Agreement) generated by the
the partners are not fixed        AIMCO Operating Partnership       AIMCO Operating Partnership
in amount and depend upon         may adjust the annual             during such quarter to the
the operating results and         distribution rate on the          general partner, the special
net sales or refinancing          Preferred OP Units to the         limited partner and the
proceeds available from the       lower of (i) 2.00% plus the       holders of Common OP Units
disposition of your part-         annual interest rate then         on the record date es-
nership's assets.                 applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the general partner,
                                  cumulative from the date of       the special limited partner
                                  original issue. Holders of        and holders of Common OP
                                  Preferred OP Units will not       Units with respect to
                                  be entitled to receive any        distributions of Available
                                  distributions in excess of        Cash, distributions upon
                                  cumulative distributions on       liquidation or other
                                  the Preferred OP Units. No        distributions. See "Per
                                  interest, or sum of money in      Share and Per Unit Data" in
                                  lieu of interest, shall be        the accompanying Prospectus.
                                  payable in respect of any
                                  distribution payment or pay-      The general partner in its
                                  ments on the Preferred OP         sole and absolute discretion
                                  Units that may be in              may distribute to the OP
                                  arrears.                          Unitholders Available Cash
                                                                    on a more frequent basis and
                                  When distributions are not        provide for an appropriate
                                  paid in full upon the             record date.
                                  Preferred OP Units or any
                                  Parity Units (as defined          The AIMCO Operating Partner-
                                  below), all distributions         ship Agreement requires the
                                  declared upon the Preferred       general partner to take such
                                  OP Units and any Parity           reasonable efforts, as
                                  Units shall be declared           determined by
                                  ratably in proportion to the
                                  respective amounts of
                                  distributions accumulated,
                                  ac-

         3324
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  crued and unpaid on the Pre-      it in its sole and absolute
                                  ferred OP Units and such          discretion and consistent
                                  Parity Units. Unless full         with AIMCO's qualification
                                  cumulative distributions on       as a REIT, to cause the
                                  the Preferred OP Units have       AIMCO Operating Partnership
                                  been declared and paid,           to distribute sufficient
                                  except in limited circum-         amounts to enable the
                                  stances, no distributions         general partner to transfer
                                  may be declared or paid or        funds to AIMCO and enable
                                  set apart for payment by the      AIMCO to pay stockholder
                                  AIMCO Operating Partnership       dividends that will (i)
                                  and no other distribution of      satisfy the requirements for
                                  cash or other property may        qualifying as a REIT under
                                  be declared or made,              the Code and the Treasury
                                  directly or indirectly, by        Regulations and (ii) avoid
                                  the AIMCO Operating               any Federal income or excise
                                  Partnership with respect to       tax liability of AIMCO. See
                                  any Junior Units (as de-          "Description of OP
                                  fined below), nor shall any       Units -- Distributions" in
                                  Junior Units be redeemed,         the accompanying Prospectus.
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person if: (1) the general        and the Preferred OP Units        Operating Partnership
partners consent, the             are not listed on any             Agreement restricts the
granting of which will be in      securities exchange. The          transferability of the OP
the general partners'             Preferred OP Units are            Units. Until the expiration
absolute discretion, (2) the      subject to restrictions on        of one year from the date on
transfer, in the opinion of       transfer as set forth in the      which an OP Unitholder
your partnership's counsel,       AIMCO Operating Partnership       acquired OP Units, subject
does not result in a              Agreement.                        to certain exceptions, such
termination of your                                                 OP Unitholder may not
partnership for tax               Pursuant to the AIMCO             transfer all or any por-
purposes, (3) the transferee      Operating Partnership             tion of its OP Units to any
did not own any interest in       Agreement, until the              transferee without the
your partnership's property       expiration of one year from       consent of the general
or in an entity which owned       the date on which a holder        partner, which consent may
any interest in your part-        of Preferred OP Units             be withheld in its sole and
nership's property in 1980        acquired Preferred OP Units,      absolute discretion. After
and (4) the transfer, in the      subject to certain                the expiration of one year,
opinion of counsel to your        exceptions, such holder of        such OP Unitholder has the
partnership, may be effected      Preferred OP Units may not        right to transfer all or any
without registration under        transfer all or any portion       portion of its OP Units to
applicable securities laws.       of its Preferred OP Units to      any person, subject to the
A transferee may become a         any transferee without the        satisfaction of certain con-
substitute partner if, in         consent of the general            ditions specified in the
addition to the foregoing         partner, which consent may        AIMCO Operating Partnership
conditions: (1) the assignor      be withheld in its sole and       Agreement, including the
gives the assignee such           absolute discretion. After        general partner's right of
right, (2) the assignee pays      the expiration of one year,       first refusal. See
the costs and expenses            such holders
incurred in

         3325
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


connection with such              of Preferred OP Units has         "Description of OP Units --
substitution and (3) the          the right to transfer all or      Transfers and Withdrawals"
assignee fulfills such other      any portion of its Preferred      in the accompanying
conditions as may be re-          OP Units to any person,           Prospectus.
quired by the general             subject to the satisfaction
partner.                          of certain conditions             After the first anniversary
There are no redemption           specified in the AIMCO            of becoming a holder of
rights associated with your       Operating Partnership             Common OP Units, an OP
units.                            Agreement, including the          Unitholder has the right,
                                  general partner's right of        subject to the terms and
                                  first refusal.                    conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred Stock        elect to cause AIMCO to
                                  of AIMCO that pay an              acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         3326

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         3327

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         3328

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         3329

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         3330


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         3331


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         3332

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         3333

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         3334

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         3335

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $3,000 in 1996, $2,500 in 1997 and $24,155 in 1998. The property manager received management fees of $110,013 in 1996, $96,770 in 1997 and $118,622 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         3336

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,250 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         3337

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Ravensworth Associates Limited Partnership at December 31, 1997, 1996 and 1995 and for the years then ended, appearing in this Prospectus Supplement have been audited by Barry S. Fishman & Assoc., independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         3338


                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP



                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Accountants' Compilation Report.............................   F-2
Balance Sheet as of September 30, 1998 and 1997
  (Unaudited)...............................................   F-3
Statement of Operations for the nine months ended September
  30, 1998 and 1997 (Unaudited).............................   F-4
Statements of Changes in Partners' Capital Deficit for the
  nine months ended September 30, 1998 and 1997
  (Unaudited)...............................................   F-5
Statements of Cash Flows for the nine months ended September
  30, 1998 and 1997
  (Unaudited)...............................................   F-6
Independent Auditors' Report................................   F-8
Balance Sheets as of December 31, 1997 and 1996.............   F-8
Statements of Operations for the years ended December 31,
  1997 and 1996.............................................  F-10
Statements of Changes in Partners' Capital Deficit for the
  years ended December 31, 1997 and 1996....................  F-11
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-12
Notes to the Financial Statements...........................  F-13

         3339

                        ACCOUNTANTS' COMPILATION REPORT

To the Partners of
Ravensworth Associates Limited Partnership

     We have compiled the accompanying balance sheets of Ravensworth Associates Limited Partnership as of September 30, 1998 and 1997, and the related statements of operations, changes in partners' capital deficit and cash flows for the nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

     A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

     Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Partnership's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

                                            /s/  BARRY FISHMAN & ASSOCIATES,
                                              CHARTERED

January 20, 1999

         3340

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                          SEPTEMBER 30, 1998 AND 1997

                                     ASSETS

                                                                 1998          1997
                                                              -----------   -----------
Real estate, at cost
  Land......................................................  $ 1,000,000   $ 1,000,000
  Building, improvements and equipment, less accumulated
     depreciation of $7,504,715 and $7,019,244,
     respectively...........................................    5,724,975     5,958,126
Cash........................................................      485,939       536,753
Tenant accounts receivable..................................        2,196           899
Mortgage escrow deposits....................................       52,612        54,264
Prepaid expenses............................................       27,949         4,930
Deferred costs, net of accumulated amortization of $99,284
  and $47,483, respectively.................................      263,322       317,474
                                                              -----------   -----------
                                                              $ 7,556,993   $ 7,872,446
                                                              ===========   ===========
                       LIABILITIES AND PARTNERS' CAPITAL DEFICIT
Liabilities
  Notes payable.............................................  $12,832,583   $12,964,814
  Accounts payable and accrued expenses.....................      163,322        61,153
  Accrued interest expense..................................       88,636        82,085
  Prepaid rent..............................................       15,013         2,945
Tenant security deposits....................................       32,401        29,499
                                                              -----------   -----------
          Total liabilities.................................   13,131,955    13,140,496
Partners' capital deficit...................................   (5,574,962)   (5,268,050)
                                                              -----------   -----------
                                                              $ 7,556,993   $ 7,872,446
                                                              ===========   ===========

                      See accountants' compilation report.

         3341

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                 1998         1997
                                                              ----------   ----------
REVENUE
  Rental....................................................  $1,582,590   $1,617,390
  Interest..................................................      12,618       14,915
  Other income..............................................     142,307      109,848
                                                              ----------   ----------
          Total revenue.....................................   1,737,515    1,742,153
                                                              ----------   ----------
OPERATING EXPENSES
  Administrative and office expenses........................      39,883       49,823
  Insurance.................................................      26,231       23,568
  Professional fees.........................................       9,689       10,805
  Management fees...........................................      90,362       87,292
  Marketing.................................................      53,780       34,342
  Payroll costs.............................................     159,006      141,180
  Taxes -- real estate......................................     126,498      124,097
  Other taxes and licenses..................................       7,148        5,829
  Repairs and maintenance...................................     119,438       70,170
  Utilities.................................................     191,061      183,912
                                                              ----------   ----------
          Total operating expenses..........................     823,096      731,018
OTHER EXPENSES
  Interest..................................................     752,234      737,867
  Depreciation..............................................     364,100      364,112
  Amortization..............................................      38,850       38,850
                                                              ----------   ----------
          Total other expenses..............................   1,155,184    1,140,829
                                                              ----------   ----------
          Total expenses....................................   1,978,280    1,871,847
                                                              ----------   ----------
Net loss....................................................  $ (240,765)  $ (129,694)
                                                              ==========   ==========

                      See accountants' compilation report.

         3342

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

               STATEMENTS OF CHANGES IN PARTNERS' CAPITAL DEFICIT
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                 1998          1997
                                                              -----------   -----------
Partners' capital deficit, January 1,.......................  $(5,334,197)  $(5,138,356)
Net loss for the nine months ended September 30,............     (240,765)     (129,694)
                                                              -----------   -----------
Partners' capital deficit, September 30,....................  $(5,574,962)  $(5,268,050)
                                                              ===========   ===========

                      See accountants' compilation report.

         3343

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                1998         1997
                                                              ---------    ---------
Cash flows from operating activities
  Net loss..................................................  $(240,765)   $(129,694)
  Adjustments to reconcile net loss to net cash provided by
     operating activities
     Depreciation...........................................    364,100      364,112
     Amortization...........................................     38,850       38,850
     (Increase) decrease in receivables.....................       (909)       1,661
     (Increase) in mortgage escrow..........................    (39,825)     (40,561)
     (Increase) in other assets.............................    (25,634)      (4,430)
     Increase in accounts payable, accrued expenses and
      prepaid rent..........................................    117,174        8,673
     Decrease (increase) in tenants' security deposits,
      net...................................................      3,500       (1,097)
                                                              ---------    ---------
          Net cash provided by operating activities.........    216,491      237,514
                                                              ---------    ---------
Cash flows from investing activities
  Improvements to property..................................   (237,374)    (184,435)
  Increase in deferred costs................................         --       (2,353)
                                                              ---------    ---------
          Net cash (used in) investing activities...........   (237,374)    (186,788)
                                                              ---------    ---------
Cash flows from financing activities
  Repayment of notes payable................................   (100,200)     (92,178)
                                                              ---------    ---------
          Net cash (used in) financing activities...........   (100,200)     (92,178)
                                                              ---------    ---------
Net (decrease) in cash and cash equivalents.................   (121,083)     (41,452)
Cash and cash equivalents, January 1, ......................    607,022      578,205
                                                              ---------    ---------
Cash and cash equivalents, September 30, ...................  $ 485,939    $ 536,753
                                                              =========    =========
Supplemental cash flow information:
  Interest paid.............................................  $ 744,816    $ 734,982
                                                              =========    =========

                      See accountants' compilation report.

         3344

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

             FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

         3345

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Ravensworth Associates Limited Partnership

     We have audited the accompanying balance sheets of Ravensworth Associates Limited Partnership as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' capital deficit and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ravensworth Associates Limited Partnership as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                            /s/ BARRY S. FISHMAN & ASSOCIATES,
                                              CHARTERED

December 21, 1998

         3346

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                     ASSETS

                                                                 1997          1996
                                                              -----------   -----------
Real estate, at cost
  Land......................................................  $ 1,000,000   $ 1,000,000
  Building, improvements and equipment, less accumulated
     depreciation of $7,140,615 and $6,655,132,
     respectively...........................................    5,851,703     6,137,802
Cash........................................................      578,121       547,609
Tenant accounts receivable..................................        1,287         2,560
Mortgage escrow deposits....................................       12,787        13,704
Other receivables...........................................        2,315           500
Tenant security deposits -- funded..........................       28,901        30,596
Deferred costs, net of accumulated amortization of $60,434
  and $8,633, respectively..................................      302,170       353,971
                                                              -----------   -----------
                                                              $ 7,777,284   $ 8,086,742
                                                              ===========   ===========

                       LIABILITIES AND PARTNERS' CAPITAL DEFICIT

Liabilities
  Notes payable.............................................  $12,932,783   $13,056,992
  Accounts payable..........................................        9,382        18,132
  Accrued interest expense..................................       81,218        79,200
  Other accrued expenses....................................       56,489        38,789
  Prepaid rent..............................................        2,708         1,389
  Tenant security deposits..................................       28,901        30,596
                                                              -----------   -----------
          Total liabilities.................................   13,111,481    13,225,098
          Partners' capital deficit.........................   (5,334,197)   (5,138,356)
                                                              -----------   -----------
                                                              $ 7,777,284   $ 8,086,742
                                                              ===========   ===========

                            See accompanying notes.

         3347

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 30, 1997 AND 1996

                                                                 1997          1996
                                                              ----------    ----------
REVENUE
  Rental....................................................  $2,168,322    $2,064,880
  Interest..................................................      19,179        36,603
  Other income..............................................     143,205       158,012
                                                              ----------    ----------
          Total revenue.....................................   2,330,706     2,259,495
                                                              ----------    ----------
OPERATING EXPENSES
  Administrative and office expenses........................      73,441        75,718
  Insurance.................................................      34,551        33,206
  Professional fees.........................................      11,498        10,275
  Management fees...........................................     119,689       110,013
  Marketing.................................................      45,675        29,181
  Payroll costs.............................................     187,976       171,195
  Taxes -- real estate......................................     166,255       164,512
  Other taxes and licenses..................................       5,728         6,628
  Repairs and maintenance...................................      97,259        89,482
  Utilities.................................................     265,677       256,423
                                                              ----------    ----------
          Total operating expenses..........................   1,007,749       946,633
                                                              ----------    ----------
OTHER EXPENSES
  Interest..................................................     981,514     1,225,316
  Depreciation..............................................     485,483       476,491
  Amortization..............................................      51,801        70,633
                                                              ----------    ----------
          Total other expenses..............................   1,518,798     1,772,440
                                                              ----------    ----------
          Total expenses....................................   2,526,547     2,719,073
                                                              ----------    ----------
Net loss....................................................  $ (195,841)   $ (459,578)
                                                              ==========    ==========

                            See accompanying notes.

         3348

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

               STATEMENTS OF CHANGES IN PARTNERS' CAPITAL DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

Partners' capital deficit, December 31, 1995................  $(4,678,778)
Net loss for the year ended December 31, 1996...............     (459,578)
                                                              -----------
Partners' capital deficit, December 31, 1996................   (5,138,356)
Net loss for the year ended December 31, 1997...............     (195,841)
                                                              -----------
Partners' capital deficit, December 31, 1997................  $(5,334,197)
                                                              ===========

                            See accompanying notes.

         3349

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                1997          1996
                                                              ---------   ------------
Cash flows from operating activities
  Net loss..................................................  $(195,841)  $   (459,578)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities
     Depreciation...........................................    485,483        476,491
     Amortization...........................................     51,801         70,634
     (Increase) in receivables..............................       (542)        (5,694)
     Decrease in mortgage escrow............................        917             --
     Increase (decrease) in accounts payable, accrued
      expenses and prepaid rent.............................     12,287     (1,872,700)
     Decrease in tenants' security deposits, net............         --        (51,756)
                                                              ---------   ------------
          Net cash provided by (used in) operating
            activities......................................    354,105     (1,842,603)
                                                              ---------   ------------
Cash flows from investing activities
  Improvements to property..................................   (199,384)       (83,362)
  Increase in deferred costs................................         --       (362,605)
                                                              ---------   ------------
          Net cash (used in) investing activities...........   (199,384)      (445,967)
                                                              ---------   ------------
Cash flows from financing activities
  Borrowing of notes payable................................         --     12,966,882
  Repayment of notes payable................................   (124,209)        (9,890)
  Payoff of notes payable...................................         --    (11,000,000)
                                                              ---------   ------------
          Net cash provided by (used in) financing
            activities......................................   (124,209)     1,956,992
                                                              ---------   ------------
Net increase (decrease) in cash and cash equivalents........     30,512       (331,578)
Cash and cash equivalents, beginning........................    547,609        879,187
                                                              ---------   ------------
Cash and cash equivalents, end..............................  $ 578,121   $    547,609
                                                              =========   ============
Supplemental cash flow information:
  Interest paid.............................................  $ 979,496   $  3,112,998
                                                              =========   ============

                            See accompanying notes.

         3350

                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. ORGANIZATION

     Ravensworth Associates Limited Partnership (the "Partnership"), a Massachusetts limited partnership, was organized on July 5, 1983 to acquire, own and operate a nine-story residential apartment complex known as Ravensworth Towers Apartments (the "Property"), located in Annandale, Virginia. The Property consists of approximately six acres of land, 219 apartment units, 350 outdoor parking spaces, an outdoor swimming pool and other recreational facilities.

     Stephen A. Goldberg ("Goldberg") and Winthrop Northeast Properties, Inc. ("Winthrop Northeast") are the General Partners. Joseph R. Schuble is the Class B Limited Partner and Linnaeus-Phoenix Associates Limited Partnership ("Linnaeus") is the Class C Limited Partner. The Partnership received $400 of capital contributions from the General Partners and the Class B and C Limited Partners. Investor Limited Partners purchased 50 Units of Limited Partnership Interest at $72,960 per Unit.

     Pursuant to approval of a Recapitalization Proposal by a majority of Class A Limited Partners, Class D Limited Partners were admitted into the Partnership on November 30, 1987. The capital contributions of the Class D Limited Partners totaled $750,000 (of which $705,000 was contributed by Winthrop Northeast) and is being held in a working capital account. The terms of the Class D Units include a special allocation of the first $750,000 of tax losses, a 40% interest in profits and losses thereafter and a 40% interest in cash flow and sale or refinancing proceeds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.

  Depreciation

     Depreciation is calculated generally by the straight line method for real property, and accelerated methods for equipment over the estimated useful lives of the related assets.

  Amortization

     Loan costs are being amortized on a straight-line basis over the term of the loan.

  Income Taxes

     No provision for income taxes is reflected in the accompanying financial statements of the Partnership. Partners are required to report on their individual income tax return their allocable share of income, gains, losses, deductions and credits of the Partnership.

     The Partnership's income tax returns are subject to examination by Federal and state taxing authorities. Because many types of transactions are subject to varying interpretations under Federal and state income tax laws and regulations, an examination of the Partnership's income tax returns may lead to adjustments to the amounts reported in the accompanying financial statements.

     The accompanying financial statements are prepared on a basis of accounting which is different than the accounting basis used in the preparation of Partnership income tax returns. As a result, financial statement net loss from operations is less than the net loss reported on Partnership income tax returns. Also, financial statement accumulated depreciation is less than income tax return accumulated depreciation. The differences are due primarily to the calculation of depreciation expense using certain methods and asset lives for income

         3351
                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

tax purposes which are methods and lives that are not in conformity with generally accepted accounting principles. The differences are as follows:

                                                                1997          1996
                                                             -----------   -----------
Financial statement net loss...............................  $  (195,841)  $  (459,578)
Depreciation adjustment....................................     (152,714)     (152,714)
                                                             -----------   -----------
Income tax return net loss.................................  $  (348,555)  $  (612,292)
                                                             ===========   ===========
Financial statement accumulated depreciation...............  $ 7,140,615   $ 6,655,132
Cumulative adjustments.....................................    5,097,249     4,944,535
                                                             -----------   -----------
Income tax return accumulated depreciation.................  $12,237,864   $11,599,667
                                                             ===========   ===========

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Partnership considers all highly liquid instruments with an initial maturity of six months or less to be cash equivalents for purposes of the statement of cash flows.

  Accounts Receivable

     Management considers all accounts receivable to be collectible.

3. CONCENTRATION OF RISK

     During the year, the Partnership, at times, maintained cash balances in excess of the federally insured maximum of $100,000. Management does not consider the risk to be significant.

4. BUILDING, IMPROVEMENTS AND EQUIPMENT

     The following schedule summarizes building, improvements and equipment at December 31, 1997 and 1996.

RECOVERY PERIOD                                                1997          1996
---------------                                             -----------   -----------
Building and improvements.................................  $11,850,662   $11,735,337
Equipment.................................................    1,141,656     1,057,597
                                                            -----------   -----------
                                                             12,992,318    12,792,934
Accumulated depreciation..................................   (7,140,615)   (6,655,132)
                                                            -----------   -----------
                                                            $ 5,851,703   $ 6,137,802
                                                            ===========   ===========

5. NOTES PAYABLE

  Mortgage Notes

     In October 1996, the Partnership refinanced its existing debt. The Partnership paid off by means of new financing an $11,000,000 purchase money mortgage note along with accrued interest of $1,966,882. The new

         3352
                   RAVENSWORTH ASSOCIATES LIMITED PARTNERSHIP

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

financing arrangement consists of a $10,000,000 first mortgage note payable and a $2,966,882 second mortgage note payable. The Partnership incurred loan costs of $362,605.

     The first mortgage note payable to John Hancock Variable Life Insurance Company bears interest at 8.375% with monthly installments of interest and principal in the amount of $79,682. The loan matures on November 1, 2003. The principal balances at December 31, 1997 and 1996 amounted to $9,865,901 and $9,990,110 respectively.

     Principal payments for the next five years are as follows:

DECEMBER 31,
------------
1998....................................................    $135,020
1999....................................................     146,773
2000....................................................     159,549
2001....................................................     173,435
2002....................................................     188,531

     The second mortgage note payable to Goldberg bears interest at 5% through July 31, 1998 and at 8% until maturity on November 1, 2003.

  Note Payable to Partner

     Goldberg has advanced $100,000 to the Partnership. The loan is non-interest bearing and is unsecured. The loan is payable prior to any distributions to any partners of net cash flow, sale or financing proceeds or proceeds upon liquidation of the Partnership.

6. RELATED PARTY TRANSACTIONS

     Winthrop Northeast, Winthrop Financial Co., Inc. ("Winthrop Financial") and Winthrop Securities Co., Inc. ("Winthrop Securities"), the Selling Agent, are wholly-owned subsidiaries of First Winthrop Corporation ("First Winthrop") which in turn is a wholly-owned subsidiary of Winthrop Financial Associates, A Limited Partnership. Linnaeus, the Class C Limited Partner, is a limited partnership whose general partners are directors of First Winthrop.

     Winthrop Northeast was paid asset management fees of $2,500 and $3,000 for the years ended December 31, 1997 and 1996 respectively.

     Winthrop Management, an affiliate of Winthrop Northeast, was paid a management fee at 5% of the gross receipts for the management of the Property. Fees under this agreement totaled $96,770 and $110,013 for the years ended December 31, 1997 and 1996 respectively.

     Effective October 28, 1997, the Partnership engaged Insignia Residential Group, L.P. to manage the property at the rate of 5% of gross revenues. Fees under this agreement amounted to $19,919. Insignia Residential Group, L.P. is a related party through an affiliation with Winthrop Northeast.

         3353


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted, into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         3354

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         3355

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         3356

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         3357

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         3358

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         3359

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         3360

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         3361

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         3362

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         3363

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         3364

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         3365

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         3366

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         3367

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         3368

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3369

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3370

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         3371

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3372

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         3373

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         3374

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         3375

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3376

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3377

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3378


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         3379

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         3380


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         3381


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         3382


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         3383


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3384


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         3385

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         3386


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         3387


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3388


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         3389


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         3390


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         3391


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         3392


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         3393


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         3394


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         3395


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3396


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         3397


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         3398


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3399


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         3400

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3401


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         3402

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3403

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Ravensworth Associates L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Ravensworth Associates L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $100 in cash, or 2.75 Common OP Units of the Purchaser, or 4 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 31, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         3404

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         3405

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         3406

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         3407


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         3408


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         3409

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         3410

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         3411

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         3412


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of

                             Rivercreek Apartments


                              Limited Partnership

                        in exchange for your choice of:

             959 of our 8.0% Class Two Partnership Preferred Units;


                   619.75 of our Partnership Common Units; or


                                $23,971 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $23,971 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         3413

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Rivercreek
    Apartments Limited Partnership.............    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-46
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF RIVERCREEK
  APARTMENTS LIMITED PARTNERSHIP...............    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58

         3414


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Prorations...................................    S-59
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         3415

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, AmReal Corporation and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In April, 1996, an independent appraiser valued the property on an unencumbered basis to be $4,900,000. We estimate your property to be worth $4,500,000, less approximately $217,588 of deferred maintenance and investment. Therefore, it is possible, that the sale of the property could result in you receiving more per unit than in our offer and you would receive more than our offer if the property was actually sold for such appraised value.

         3416


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         3417


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2019 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $1,918 per year on the number of Preferred OP Units, or distributions of $1,556.88 per year on the number of Common OP Units, that you would receive in exchange for each of your

         3418


partnership's units. During 1998, your partnership paid cash distributions of $15,166.67 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         3419

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,469,000 of balloon payments due on its mortgage debt in January, 2008. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.

         3420


     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in January, 2008 and require balloon payments of $2,469,000. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         3421

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $15,166.67 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,918 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $15,166.67 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,549.38 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:


     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the

         3422


       Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         3423

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income since December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.45% per annum, which resulted in an increase from the initial capitalization rate of 0%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate upward by approximately 0.91%, resulting in a final capitalization rate of 9.34%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   420,000
Capitalization rate.........................................         9.34%
                                                              -----------
Gross valuation of partnership property.....................    4,500,000
Plus: Cash and cash equivalents.............................      144,040
Plus: Other partnership assets, net of security deposits....      283,789
Less: Mortgage debt, including accrued interest.............   (3,800,000)
Less: Accounts payable and accrued expenses.................      (18,569)
Less: Other liabilities.....................................      (22,055)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,087,205
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (217,588)
Less: Closing costs.........................................     (150,500)
                                                              -----------
Estimates net valuation of your partnership.................      719,117
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      719,117
          Total number of units.............................         30.0
                                                              -----------
Estimated valuation per unit................................       23,971
                                                              ===========
Cash consideration per unit.................................  $    23,971
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $23,971 by the $25 liquidation preference of each Preferred OP Unit to get 959 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $23,971 by a price of $38.69 to get 619.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         3424

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;


     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity;


     -  the net book value of your partnership; and



     - recent appraisals for the property for $4,900,000, which appraisals did not take into account the mortgages, other assets and liabilities, costs of sale of the property and over $217,588 of deferred maintenance of the property.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 23,971
Partnership Preferred Units.................................  $ 23,971
Partnership Common Units....................................  $ 23,971
Alternatives:
                                                                   Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $ 23,971
  Estimated going concern value.............................  $ 19,929
  Net book value (deficit)..................................  $(41,467)



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and

         3425

qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Rivercreek Apartments Limited Partnership is a South Carolina limited partnership which was formed on December 27, 1979 for the purpose of owning and operating a single apartment property located in Augusta, Georgia, known as "Rivercreek Apartments." Rivercreek Apartments consists of 234 units and was built in 1980. Your partnership has no employees. As of September 30, 1998, there were 30 units of limited partnership interest issued and outstanding, which were held of record by 31 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $1,560,000 of limited partnership units in 1979. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $15,166.67 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2019, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,469,000, payable to MBL Life Assurance Corp., which bears interest at the rate of 7.25%. The mortgage debt is due on January 1, 2008. Your partnership's agreement of limited partnership does allow your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         3426

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 959 of our Class Two Partnership Preferred Units;



     - 619.75 of our Partnership Common Units; or



     - $23,971 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 30 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 959 Preferred OP Units, 619.75 Common OP Units, or $23,971 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         3427

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         3428


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $23,971 in cash, 959 Preferred OP Units or 619.75 Common OP Units. Both your units and the OP Units are

         3429


subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $23,971.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $8,500 for the fiscal year ended December 31, 1998. The property manager received management fees of $57,074 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $179,783 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         3430

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         3431

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         3432

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         3433


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         3434


   SUMMARY FINANCIAL INFORMATION OF RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



     The summary financial information of Rivercreek Apartments Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Rivercreek Apartments Limited Partnership for the year ended December 31, 1997 is based on audited financial statements and for the year ended December 31, 1996 is based on unaudited financial statements. The summary financial information for 1995, 1994 and 1993 is based on unaudited information which is not included in the Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP





                                            FOR THE NINE MONTHS
                                            ENDED SEPTEMBER 30,              FOR THE YEAR ENDED DECEMBER 31,
                                           ---------------------   ----------------------------------------------------
                                              1998        1997       1997       1996       1995       1994       1993
                                           ----------   --------   --------   --------   --------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues.........................  $      838   $    832   $  1,145   $  1,159   $  1,151   $  1,154   $  1,095
  Net Income/(Loss)......................  $      126   $    (20)  $   (164)  $    (48)  $      2   $    (40)  $    (62)
  Net Income per limited partnership
    unit.................................  $    4,024   $   (639)  $ (5,229)  $ (1,548)  $     53   $ (1,264)  $ (1,980)
  Distributions per limited partnership
    unit.................................  $14,539.17         --         --   $  64.52         --         --         --
  Distributions per limited partnership
    unit (which represent a return of
    capital).............................  $14,539.17         --         --   $  64.52         --         --         --



                                               SEPTEMBER 30,                           DECEMBER 31,
                                           ---------------------   ----------------------------------------------------
                                              1998        1997       1997       1996       1995       1994       1993
                                           ----------   --------   --------   --------   --------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash Equivalents..............  $      280   $     74   $    599   $    157   $    310   $    320   $    233
  Real Estate, Net of Accumulated
    Depreciation.........................  $    1,683   $  1,722   $  1,731   $  1,727   $  1,675   $  1,711   $  1,843
  Total Assets...........................  $    2,223   $  1,943   $  2,534   $  1,981   $  2,031   $  2,069   $  2,112
  Notes Payable..........................  $    3,776   $  3,011   $  3,800   $  3,032   $  3,058   $  3,081   $  3,101
  General Partners' Capital/(Deficit)....  $        5   $      8   $      8   $     10   $     10   $     10   $     10
  Limited Partners' Capital/(Deficit)....  $   (1,651)  $ (1,182)  $ (1,325)  $ (1,163)  $ (1,113)  $ (1,115)  $ (1,075)
  Partners' Deficit......................  $   (1,646)  $ (1,174)  $ (1,317)  $ (1,153)  $ (1,103)  $ (1,105)  $ (1,065)
  Total Distributions....................  $      455   $     --   $     --   $      2   $     --   $     --   $     --
  Book value per limited partnership
    unit.................................  $  (53,258)  $(38,129)  $(42,754)  $(37,516)  $(35,903)  $(35,968)  $(34,677)
  Net increase (decrease) in cash and
    cash equivalents.....................  $     (319)  $    (83)  $    442   $   (153)  $    (10)  $     87   $     22
  Net cash provided by operating
    activities...........................  $      256   $     29   $     11   $     83   $    187   $    152   $    120
  Ratio of earnings to fixed charges.....      1.67/1     0.92/1     0.82/1     0.85/1     1.01/1     0.88/1     0.83/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                              RIVERCREEK
                                                                 AIMCO        APARTMENTS
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,549.38      $15,166.67
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,918.00      $15,166.67

         3435

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         3436

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In April, 1996, an independent appraiser valued the properties on an unencumbered basis to be $4,900,000. We estimate your property to be worth $4,500,000 less approximately $217,588 of deferred maintenance and investment. Therefore, it is possible that the sale of the property could result in you receiving more per unit than in our offer and you would receive more than our offer if the property was actually sold for such appraised value.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could

         3437


be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         3438


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2019 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         3439


is equivalent to distributions of $1,918 per year on the number of Preferred OP Units, or distributions of $1,556.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $15,166.67 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

         3440

holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,469,000 of balloon payments due on its mortgage debt in January, 2008. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

         3441


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 23% interest, consisting of a 0% limited partnership interest and a 23% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         3442


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         3443

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $(20,000) for the nine months ended September 30, 1997, to $126,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on January 1, 2008 and require balloon payments totaling $2,469,000. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2008 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only

         3444


Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's assets could occur only with the consent of the limited partners holding at least a majority of the units of your partnership. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         3445


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $15,166.67 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,918 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $15,166.67 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,549.38 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         3446


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.45% per annum, which resulted in an increase from the initial capitalization rate of 0%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate upward by approximately 0.91%, resulting in a final capitalization rate of 9.34%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall

         3447

       property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $420,226              9.34%         $4,500,000


---------------


     (1) The total net operating income is equal to total revenues of $1,128,567, less total expenses of $641,141 and recurring replacement costs of $67,200.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $719,117. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $   420,000
Capitalization rate.........................................         9.34%
                                                              -----------
Gross valuation of partnership property.....................    4,500,000
Plus: Cash and cash equivalents.............................      144,040
Plus: Other partnership assets, net of security deposits....      283,789
Less: Mortgage debt, including accrued interest.............   (3,800,000)
Less: Accounts payable and accrued expenses.................      (18,569)
Less: Other liabilities.....................................      (22,055)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,087,205
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (217,588)
Less: Closing costs.........................................     (150,500)
Estimates net valuation of your partnership.................      719,117
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
Estimated net valuation of units............................      719,117
          Total number of units.............................         30.0
Estimated valuation per unit................................       23,971
                                                              ===========
Cash consideration per unit.................................  $    23,971
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $23,971 by the $25 liquidation preference of each Preferred OP Unit to get 959 Preferred OP Units per unit.

         3448


     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $23,971 by a price of $38.69 to get 619.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $719,117 or .13% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from a net loss of $(20,000) for the nine months ended September 30, 1997 to $126,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

         3449

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $23,971, based on a total estimated value of your partnership's property of $4,500,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $1,918 per year on the number of Preferred OP Units, or distributions of $1,549.38 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $15,166.67 per unit. See "Comparison of Your Units and AIMCO OP
     Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive

         3450

if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         3451


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2019, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $ 23,971
Partnership preferred units.................................    23,971(1)
Partnership common units....................................    23,971(1)
Alternatives:
  Prices on secondary market................................
                                                              Not available
  Estimated liquidation proceeds............................  $ 23,971
  Estimated going concern value.............................  $ 19,929
  Net book value (deficit)..................................  $(41,467)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

         3452

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 35%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the property and the actual amounts for which the partnership's property or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $19,929 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book (deficit) per unit is ($41,467) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
  Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $20,367 per unit, going concern value of $19,818 per unit and liquidation value of $16,650 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value

         3453


per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated.] For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents discounts to the offer price of $(3,604), $(4,153) and $(7,321). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and

         3454

analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; [(ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property;] (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              RIVERCREEK
                                                              ----------
Total Revenues..............................................  $1,230,915
Operating Expenses..........................................    (623,555)
Replacement Reserves -- Net.................................    (105,570)
Debt Service................................................    (317,282)
Capital Expenditures........................................     (45,800)
                                                              ----------
          Net Cash Flow.....................................  $  138,708
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget

         3455


are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at capitalization rates of 9.34%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and [(iii) extraordinary capital expenditure estimates in the amount of $217,588. and a debt assumption fee of $38,000. Stanger

         3456


observed that your partnership liquidation value of $719,117 was divided by the total units outstanding of 30 to provide the liquidation value per unit of $2,397.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $420,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $20,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 9.84%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 35%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of approximately 12%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 30 to achieve management's estimate of going concern value of $19,929 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $23,971 per unit is equal to management's estimate of liquidation value, and reflects a 20% premium to management's estimate of going concern value of $19,929. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.

         3457


     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.5%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 35% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 35% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (of 12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately more than 80% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $20,367, $19,818, and $16,650 representing (discounts) to the offer price of (15)%, (17)%, and (30)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the

         3458

partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         3459

                                YOUR PARTNERSHIP


GENERAL



     Rivercreek Apartments Limited Partnership, is a South Carolina limited partnership which completed a private offering in 1979. Insignia acquired the general partner of your partnership in December, 1990. AIMCO acquired Insignia in October 1998. There are currently a total of 31 limited partners of your partnership and a total of 30 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on December 27, 1979 for the purpose of owning an apartment property located in Augusta, Georgia, known as "Rivercreek Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1980 and consists of 234 apartment units. There are 112 one-bedroom apartments and 122 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 91% in 1998, 92% in 1997 and 92% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $217,588 and are intended to be paid for out of cash flow or borrowings. Major renovation items include roofing, siding, landscaping and irrigation, drainage, and tennis court repairs.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $403    $396    $402    $405    $376



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $47,432 of $1,680,800 of assessed valuation with a current yearly tax rate of 2.82%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 2.88% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2019 unless earlier dissolved. Your

         3460


partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 91% and $396, respectively, at December 31, 1998, compared to 92% and $403, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects rental rates to improve in the near future because strengthening rental market. In addition, the general partner noted that it expects to spend approximately $217,588 for capital improvements at the property in 1999 to repair and improve the property's landscaping and irrigation, drainage, tennis court, siding and roofing. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $3,766,389, payable to MBL Life Assurance Corp., which bears interest at a rate of 7.25%. The mortgage debt is due on January, 2008.

         3461


Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,560,000 of limited partnership units in 1979 for $31,200 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2019, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable to your partnership or the limited partners for any loss or damage resulting from any act or omission performed or omitted in good faith, pursuant to the authority granted to them to promote the interests of your partnership. Moreover, the general partners are not liable to your partnership or the limited partners because any taxing authorities disallow or adjust any deductions or credits in your partnership income tax returns. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will also indemnify the general partners and their affiliates against any loss, expense, liability, action, or damage resulting from any act or omission performed or omitted in good faith, pursuant to the authority granted to them to promote the interests of your partnership if any court determines that such conduct merits indemnity.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         3462


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $31,200.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1993..................................  $     0           $0                   $0             $      0
1994..................................        0            0                    0                    0
1995..................................       31            0                    0                  233
1996..................................       67            0                    0                  500
1997..................................        0            0                    0
1998..................................   15,167            0                    0              113,750
                                        -------           --                   --             --------
          Total.......................  $15,265           $0                   $0             $114,483
                                        =======           ==                   ==             ========


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                          RIVERCREEK TRANSFER HISTORY



                                           NUMBER UNITS   % OF TOTAL      NUMBER
                  YEAR                     TRANSFERRED      UNITS      TRANSACTIONS
                  ----                     ------------   ----------   ------------
1995.....................................       1          3.33333%         1
1996.....................................       0                0%         0
1997.....................................       0                0%         0
1998.....................................       0                0%         0



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 23% interest in your partnership, including the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         3463


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $12,576
1995........................................................      6,732
1996........................................................         17
1997........................................................     15,009
1998........................................................      8,500



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1995........................................................  $57,055
1996........................................................   57,000
1997........................................................   56,000
1998........................................................   57,074



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         3464


                         SELECTED FINANCIAL INFORMATION


                  OF RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Rivercreek Apartments Limited Partnership taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from financial information which is not included in this Prospectus Supplement. See "Index to Financial Statements."



                                         SEPTEMBER 30,                              DECEMBER 31,
                                     ---------------------   -----------------------------------------------------------
                                        1998        1997        1997         1996       1995        1994         1993
                                     ----------   --------   ----------   ----------   -------   ----------   ----------
                                                            (IN THOUSANDS, EXCEPT PER UNIT DATA)
Cash and Cash Equivalents..........  $      280   $     74   $      599   $      157   $   310   $      320   $      233
Land & Building....................       4,735      4,628        4,674        4,524     4,336        4,187        4,129
Accumulated Depreciation...........      (3,052)    (2,906)      (2,943)      (2,797)   (2,661)      (2,476)      (2,286)
Other Assets.......................         260        147          204           97        46           38           36
                                     ----------   --------   ----------   ----------   -------   ----------   ----------
        Total Assets...............  $    2,223   $  1,943   $    2,534   $    1,981   $ 2,031   $    2,069   $    2,112
                                     ==========   ========   ==========   ==========   =======   ==========   ==========
Notes Payable......................  $    3,776   $  3,011   $    3,800   $    3,032   $ 3,058   $    3,081   $    3,101
Other Liabilities..................          93        106           51          102        76           93           76
                                     ----------   --------   ----------   ----------   -------   ----------   ----------
        Total Liabilities..........  $    3,869   $  3,117   $    3,851   $    3,134   $ 3,134   $    3,174   $    3,177
                                     ----------   --------   ----------   ----------   -------   ----------   ----------
        Partners Capital
          (Deficit)................  $   (1,646)  $ (1,174)  $   (1,317)  $   (1,153)  $(1,103)  $   (1,105)  $   (1,065)
                                     ==========   ========   ==========   ==========   =======   ==========   ==========



                                       FOR THE NINE MONTHS
                                              ENDED                               FOR THE YEAR ENDED
                                          SEPTEMBER 30,                              DECEMBER 31,
                                      ---------------------   ----------------------------------------------------------
                                         1998        1997        1997         1996       1995       1994         1993
                                      ----------   --------   ----------   ----------   ------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER UNIT DATA)
Rental Revenue......................  $      796   $    762   $    1,083   $    1,064   $1,080   $    1,088   $    1,012
Other Income........................          42         70           62           95       71           66           83
                                      ----------   --------   ----------   ----------   ------   ----------   ----------
        Total Revenue...............  $      838   $    832   $    1,145   $    1,159   $1,151   $    1,154   $    1,095
                                      ----------   --------   ----------   ----------   ------   ----------   ----------
Operating Expenses..................         373        453          664          682      563          589          489
General & Administrative............           6         13           21           20       30           42           85
Depreciation........................         109        109          146          136      185          192          182
Interest Expense....................         187        241          327          324      326          329          358
Property Taxes......................          37         36           47           45       45           42           43
                                      ----------   --------   ----------   ----------   ------   ----------   ----------
        Total Expenses..............  $      712   $    852   $    1,205   $    1,207   $1,149   $    1,194   $    1,157
                                      ----------   --------   ----------   ----------   ------   ----------   ----------
Net Income before extraordinary
  items.............................  $      126   $    (20)  $      (60)  $      (48)  $    2   $      (40)  $      (62)
Extraordinary Items.................          --         --         (104)          --       --           --           --
                                      ----------   --------   ----------   ----------   ------   ----------   ----------
Net Income..........................  $      126   $    (20)  $     (164)  $      (48)  $    2   $      (40)  $      (62)
                                      ==========   ========   ==========   ==========   ======   ==========   ==========
Net Income per limited partnership
  unit..............................  $ 4,023.87   $(638.71)  $(5,228.97)  $(1,548.39)  $52.85   $(1,263.97)  $(1,980.00)
                                      ==========   ========   ==========   ==========   ======   ==========   ==========
Distributions per limited
  partnership
  unit..............................  $14,539.17   $     --   $       --   $    64.52   $   --   $       --   $       --
                                      ==========   ========   ==========   ==========   ======   ==========   ==========

         3465


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 To the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $126,000 for the nine months ended September 30, 1998, compared to a net loss of $20,000 for the nine months ended September 30, 1997. The increase in net income of $146,000 was primarily the result of an increase in rental revenues and corresponding decreases in operating expenses and interest expense. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $796,000 for the nine months ended September 30, 1998, compared to $762,000 for the nine months ended September 30, 1997, an increase of $34,000, or 4.46%. This increase is due to a 2.0% increase in rental rates, offset by a 1% decrease in occupancy. Offsetting this increase was a $28,000 decrease in other income, due primarily to lower lease cancellation fees.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $373,000 for the nine months ended September 30, 1998, compared to $453,000 for the nine months ended September 30, 1997, a decrease of $80,000, or 17.66%. The decrease is primarily due to less demand for maintenance coupled with lower property expenses. Partnership Property management expenses totaled $43,000 for the nine months ended September 30, 1998, compared to $42,000 for the nine months ended September 30, 1997, an increase of $1,000, or 2.38%.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $6,000 for the nine month's ended September 30, 1998 compared to $13,000 for the nine months ended September 30, 1997, a decrease of $7,000, or 53.84%. The decrease is primarily due to lower professional fees.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $187,000 for the nine months ended September 30, 1998, compared to $241,000 for the nine months ended September 30,1997, a decrease of $54,000, or 22.41%. The decrease is primarily due to a lower interest rate on the mortgage indebtedness, which was refinanced in the 4th quarter of 1997.

         3466


  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized a net loss of $164,000 for the year ended December 31, 1997, compared to a loss of $48,000 for the year ended December 31, 1996. The increase in net loss of $116,000, or 241.67%, was primarily the result of an extraordinary loss of $104,000 in 1997 related to the refinancing of the first mortgage. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,145,000 for the year ended December 31, 1997, compared to $1,159,000 for the year ended December 31, 1996, a decrease of $14,000, or 1.21%. This change is primarily due to a decrease of $33,000 in other income, which is largely due to lower lease cancellation fees for the year, coupled with a decrease in cleaning and damage fees and deposit forfeitures.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $664,000 for the year ended December 31,1997, compared to $682,000 for the year ended December 31, 1996, a decrease of $18,000 or 2.64%. This decrease is largely due to a decrease in contract exterminating charges. Management expenses were approximately $6,000 which represents a 1.75% decrease from the prior period.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $21,000 for the year ended December 31, 1997 which is comparable to $20,000 in expenses incurred for the year ended December 31, 1996.



     DEPRECIATION EXPENSE



     Depreciation expense increased $10,000 (7.4%) to $146,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



     EXTRAORDINARY LOSS



     During the 4th quarter of 1997, Your Partnership refinanced its mortgage indebtedness. The total indebtedness refinanced was $3,004,000. The new indebtedness of $3,800,000 carries a stated rate of 7.25%. Your Partnership recognized an extraordinary loss of $104,000, resulting from prepayment penalties incurred and the write-off of unamortized loan costs.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership recognized a net loss of $48,000 for the year ended December 31, 1996, compared to net income of $2,000 for the year ended December 31, 1995. The increase in net loss of $50,000 was primarily the result of a decrease in rental revenues and an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,159,000 for the year ended December 31, 1996, compared to $1,151,000 for the year ended December 31, 1995, an increase of $8,000, or 0.70%. Other income increased $24,000 due to increased lease cancellation fees and clearing and damage fees. Partially offsetting this increase was a decrease in average rental rates, which caused rental revenue to decline $16,000.

         3467


     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $682,000 for the year ended December 31, 1996, compared to $563,000 for the year ended December 31, 1995, an increase of $119,000, or 21.14%. This increase is largely due to improvements to the interior of the building and painting of the interior and the exterior, which took place in 1996. Property management expenses of $57,000 were comparable to those of the prior period.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $20,000 for the year ended December 31, 1996 compared to $30,000 for the year ended December 31, 1995, a decrease of $10,000 or 33%. This decrease is due to lower professional fees.



     DEPRECIATION EXPENSE



     Depreciation expense decreased $49,000 to $136,000 for the year ended December 31, 1996. This decrease is the result of part of the building becoming fully depreciated in 1995.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $324,000 for the year ended December 31, 1996, compared to $326,000 for the year ended December 31, 1995, a decrease of $2,000, or .61%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $280,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $3,776,000. The mortgage requires monthly payments of approximately $26,000, including interest at 7.25% per annum, with a balloon payment of $2,469,000 due at maturity in January, 2008. The note is collateralized by all apartment property and related tenant leases. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your Partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         3468

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 30 units of your partnership (up to 7.50 units) for consideration per unit of (i) 959 Preferred OP Units, (ii) 619.75 Common OP Units, or (iii) $23,971 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         3469

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         3470

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         3471

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         3472

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         3473

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         3474


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.



     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell its property or to prepay current mortgages within any specified time period.


VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         3475


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         3476

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         3477


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         3478


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         3479


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         3480

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         3481

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         3482


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         3483

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         3484


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         3485

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under South Carolina law.               as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash From Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2019.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
the land and construct your partnership's         Partnership is to conduct any business that
property for investment and to hold your          may be lawfully conducted by a limited
partnership's property for capital                partnership organized pursuant to the
appreciation and the production of income.        Delaware Revised Uniform Limited Part-
Subject to restrictions contained in your         nership Act (as amended from time to time,
partnership's agreement of limited                or any successor to such statute) (the
partnership, your partnership may do all          "Delaware Limited Partnership Act"),
things necessary for or incidental to the         provided that such business is to be
protection and benefit of your partner-           conducted in a manner that permits AIMCO to
ship, including, borrowing funds and              be qualified as a REIT, unless AIMCO ceases
creating liens.                                   to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         3486
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 30 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
not enter into agreements with themselves or      contribute funds or other assets to its
any of its affiliates, other than those set       subsidiaries or other persons in which it
forth in your partner-                            has an equity investment,

         3487
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ship's agreement of limited partnership.          and such persons may borrow funds from the
However, the general partner may, and in          AIMCO Operating Partnership, on terms and
certain circumstances are required, lend          conditions established in the sole and
such money to your partnership as they, in        absolute discretion of the general partner.
their sole discretion, deem necessary for         To the extent consistent with the business
the payment of any partnership obligations        purpose of the AIMCO Operating Partnership
and expenses. Such loans will be repaid with      and the permitted activities of the general
interest at a rate the lesser of 10 5/8% per      partner, the AIMCO Operating Partnership may
annum or 1% per annum over the then               transfer assets to joint ventures, limited
prevailing prime rate of Citibank, N.A., New      liability companies, partnerships,
York, New York, but in no event to exceed         corporations, business trusts or other
the maximum rate, prior to distributions to       business entities in which it is or thereby
the limited partners, only from available         becomes a participant upon such terms and
funds.                                            subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


Subject to obtaining prior written approval       The AIMCO Operating Partnership Agreement
from the limited partners owning more than        contains no restrictions on borrowings, and
50% of the outstanding units, the general         the general partner has full power and
partner of your partnership is authorized to      authority to borrow money on behalf of the
borrow money and if security is required          AIMCO Operating Partnership. The AIMCO
therefore, to mortgage or subject to any          Operating Partnership has credit agreements
other security device any portion of your         that restrict, among other things, its
partnership's property or other partnership       ability to incur indebtedness.
assets, as the general partner deems, in
their sole discretion, to be in the best
interests of your partnership.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their duly authorized representative to           purpose of such demand and at such OP
review the books and records of your              Unitholder's own expense, to obtain a
partnership upon reasonable notice at             current list of the name and last known
reasonable times at the location where such       business, residence or mailing address of
records are kept by your partnership.             the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership is        All management powers over the business and
solely responsible for the management of          affairs of the AIMCO Operating Partnership
your partnership's business and has all           are vested in AIMCO-GP, Inc., which is the
rights and powers generally conferred by law      general partner. No OP Unitholder has any
or necessary, advisable or consistent in          right to participate in or exercise control
connection therewith. No limited partner may      or management power over the business and
take part in or interfere in any manner with      affairs of the AIMCO Operating Partner-

         3488
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

the conduct or control of the business of         ship. The OP Unitholders have the right to
your partnership and no limited partner has       vote on certain matters described under
the right or authority to act for or bind         "Comparison of Your Units and AIMCO OP
your partnership.                                 Units -- Voting Rights" below. The general
                                                  partner may not be removed by the OP
                                                  Unitholders with or without cause.

                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates are not       Agreement, the general partner is not liable
liable to your partnership or the limited         to the AIMCO Operating Partnership for
partners for any loss or damage resulting         losses sustained, liabilities incurred or
from any act or omission performed or             benefits not derived as a result of errors
omitted in good faith, pursuant to the            in judgment or mistakes of fact or law of
authority granted to them to promote the          any act or omission if the general partner
interests of your partnership. Moreover, the      acted in good faith. The AIMCO Operating
general partner is not liable to your             Partnership Agreement provides for
partnership or the limited partners because       indemnification of AIMCO, or any director or
any taxing authorities disallow or adjust         officer of AIMCO (in its capacity as the
any deductions or credits in your                 previous general partner of the AIMCO
partnership income tax returns. In addi-          Operating Partnership), the general partner,
tion, your partnership will also indemnify        any officer or director of general partner
the general partner and its affiliates            or the AIMCO Operating Partnership and such
against any loss, expense, liability, action      other persons as the general partner may
or damage resulting from any act or omission      designate from and against all losses,
performed or omitted in good faith, pursu-        claims, damages, liabilities, joint or
ant to the authority granted to them to           several, expenses (including legal fees),
promote the interests of your partnership if      fines, settlements and other amounts
any court determines that such conduct            incurred in connection with any actions
merits indemnity.

         3489
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner upon a vote of       the business and affairs of the AIMCO
the limited partners holding a majority of        Operating Partnership. The general partner
the outstanding units. A general partner may      may not be removed as general partner of the
resign at any time provided that such             AIMCO Operating Partnership by the OP
resignation does not cause and accelerate of      Unitholders with or without cause. Under the
specified loans and sixty days prior to the       AIMCO Operating Partnership Agreement, the
effective date of such resignation such           general partner may, in its sole discretion,
general partner nominates as a substitute         prevent a transferee of an OP Unit from
general partner a willing person or entity        becoming a substituted limited partner
who meets the requirements of the tax laws        pursuant to the AIMCO Operating Partnership
and is acceptable to the limited partners. A      Agreement. The general partner may exercise
limited partners may not transfer its units       this right of approval to deter, delay or
without the consent of the general partner.       hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Amendments to your partnership's agreement        With the exception of certain circumstances
of limited partnership may be proposed by         set forth in the AIMCO Operating Partnership
the general partners of your partnership or       Agreement, whereby the general partner may,
by limited partners owning at least 20% of        without the consent of the OP Unitholders,
the then outstanding limited partnership          amend the AIMCO Operating Partnership
interests. Approval by a majority of the          Agreement, amendments to the AIMCO Operating
then outstanding limited partnership              Partnership Agreement require the consent of
interests is necessary to effect an               the holders of a majority of the outstanding
amendment to your partnership's agreement of      Common OP Units, excluding AIMCO and certain
limited partnership. The general partner may      other limited exclusions (a "Majority in
amend your partnership's agreement of             Interest"). Amendments to the AIMCO
limited partnership from time to time to          Operating
effect

         3490
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

changes of a ministerial nature which do not      Partnership Agreement may be proposed by the
materially and adversely affect the rights        general partner or by holders of a Majority
of the limited partners.                          in Interest. Following such proposal, the
                                                  general partner will submit any proposed
                                                  amendment to the OP Unitholders. The general
                                                  partner will seek the written consent of the
                                                  OP Unitholders on the proposed amendment or
                                                  will call a meeting to vote thereon. See
                                                  "Description of OP Units -- Amendment of the
                                                  AIMCO Operating Partnership Agreement" in
                                                  the accompanying Prospectus.



                             Compensation and Fees

In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors

No limited partner is personally liable for       Except for fraud, willful misconduct or
any of the debts of your partnership or any       gross negligence, no OP Unitholder has
of the losses thereof beyond the amount of        personal liability for the AIMCO Operating
his capital contribution to your                  Partnership's debts and obligations, and
partnership, plus an amount equal to its          liability of the OP Unitholders for the
share of undistributed profits of your            AIMCO Operating Partnership's debts and
partnership. When and if a limited partner        obligations is generally limited to the
has rightfully received the return in whole       amount of their investment in the AIMCO
or in part of its contribution to capital,        Operating Partnership. However, the
it may nevertheless be liable to your             limitations on the liability of limited
partnership for any sum, not in excess of         partners for the obligations of a limited
such return with interest necessary to            partnership have not been clearly
discharge your partnership's liabilities to       established in some states. If it were
all creditors who extend credit or whose          determined that the AIMCO Operating Part-
claims arose before such return.                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partner-

         3491

          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship's obligations to the
                                                  same extent as the general partner.

                                Fiduciary Duties


The general partner of your partnership has       Unless otherwise provided for in the
an overriding fiduciary responsibility.           relevant partnership agreement, Delaware law
However, the general partner is not required      generally requires a general partner of a
to devote all of its time of business             Delaware limited partnership to adhere to
efforts to the affairs of your partnership,       fiduciary duty standards under which it owes
but must devote so much of its time and           its limited partners the highest duties of
attention to your partnership as is               good faith, fairness and loyalty and which
necessary and advisable to successfully           generally prohibit such general partner from
manage the affairs of your partnership. In        taking any action or engaging in any
addition, any partner or its affiliates may       transaction as to which it has a conflict of
engage in or hold interests in other              interest. The AIMCO Operating Partnership
business ventures of every kind and               Agreement expressly authorizes the general
description, including ventures in                partner to enter into, on behalf of the
competition with your partnership, in which       AIMCO Operating Partnership, a right of
neither your partnership nor any limited          first opportunity arrangement and other
partners will have any interest.                  conflict avoidance agreements with various
                                                  affiliates of the AIMCO Operating
In general, your partnership's agreement of       Partnership and the general partner, on such
limited partnership and the AIMCO Operating       terms as the general partner, in its sole
Partnership Agreement have limitations on         and absolute discretion, believes are
the liability of the general partner but          advisable. The AIMCO Operating Partnership
such limitations differ and provide more          Agreement expressly limits the liability of
protection for the general partner of the         the general partner by providing that the
AIMCO Operating Partnership.                      general partner, and its officers and
                                                  directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
                                                  Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.

                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset

         3492
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."

                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).

                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.

                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment




The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be
                                                                        retained by the AIMCO Operating
                                                                        Partnership for working capital

         3493
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        and new investments rather than
                                                                        being distributed to the
                                                                        OP Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the approval of      AIMCO Operating Partnership       OP Unitholders have voting
holders of a majority of the      Agreement, the holders of         rights only with respect to
outstanding units is re-          the Preferred OP Units will       certain limited matters such
quired to borrow money, to        have the same voting rights       as certain amendments and
sell or otherwise dispose of      as holders of the Common OP       termination of the AIMCO
your partnership's property,      Units. See "Description of        Operating Partnership
to amend your partnership's       OP Units" in the accompany-       Agreement and certain
agreement of limited              ing Prospectus. So long as        transactions such as the
partnership except in             any Preferred OP Units are        institution of bankruptcy
limited circumstances, to         outstanding, in addition to       proceedings, an assignment
terminate your partnership,       any other vote or consent of      for the benefit of creditors
to remove a general partner       partners required by law or       and certain transfers by the
and to elect a trustee to         by the AIMCO Operating            general partner of its
liquidate and distribute          Partnership Agreement, the        interest in the AIMCO
assets if necessary.              affirmative vote or consent       Operating Partnership or the
                                  of holders of at least 50%        admission of a successor
A general partner may cause       of the outstanding Preferred      general partner.
the dissolution of your           OP Units will be necessary
partnership by retiring           for effecting any amendment       Under the AIMCO Operating
unless, the remaining             of any of the provisions of       Partnership Agreement, the
general partner, or if none,      the Partnership Unit              general partner has the
all of the limited partners       Designation of the Preferred      power to effect the
agree to continue the             OP Units that materially and      acquisition, sale, transfer,
business and elect a              adversely affects the rights      exchange or other
successor general partner.        or preferences of the             disposition of any assets of
                                  holders of the Preferred OP       the AIMCO Operating
In general, you have greater      Units. The creation or            Partnership (including, but
voting rights in your             issuance of any class or          not limited to, the exercise
partnership than you will         series of partnership units,      or grant of any conversion,
have as an OP Unitholder. OP      including, without                option, privilege or
Unitholders can not remove        limitation, any partner-          subscription right or any
the general partner of the        ship units that may have          other right available in
AIMCO Operating Partnership.      rights senior or superior to      connection with any assets
                                  the Preferred OP Units,           at any time held by the
                                  shall not be deemed to            AIMCO Operating Partnership)
                                  materially adversely affect       or the merger,
                                  the rights or preferences of      consolidation,
                                  the holders of Preferred OP       reorganization or other
                                  Units. With respect to the        combination of the AIMCO
                                  exercise of the above             Operating Partnership with
                                  described voting rights,          or into another entity, all
                                  each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,

         3494
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership
                                                                    Act, agree in writing, in
                                                                    their sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.

                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Net Cash From       at the rate of $0.50 per          or such portion as the
Operations are disbursed not      Preferred OP Unit; provided,      general partner may in its
less often then quarterly         however, that at any time         sole and absolute discretion
with respect to each              and from time to time on or       determine, of Available Cash
calendar year. Your part-         after the fifth anniversary       (as defined in the AIMCO
nership has made                  of the issue date of the          Operating Partnership
distributions in the past         Preferred OP Units, the           Agreement) generated by the
and is projected to made          AIMCO Operating Partnership       AIMCO Operating Partnership
distributions in 1999.            may adjust the annual             during such quarter to the
                                  distribution rate on the          general partner, the special
                                  Preferred OP Units to the         limited partner and the
                                  lower of (i) 2.00% plus the       holders of Common OP Units
                                  annual interest rate then         on the record date es-
                                  applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the
                                  Such distributions will be


         3495
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  cumulative from the date of       future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited
                                  be entitled to receive any        partner and holders of
                                  distributions in excess of        Common OP Units with respect
                                  cumulative distributions on       to distributions of
                                  the Preferred OP Units. No        Available Cash,
                                  interest, or sum of money in      distributions upon
                                  lieu of interest, shall be        liquidation or other
                                  payable in respect of any         distributions. See "Per
                                  distribution payment or pay-      Share and Per Unit Data" in
                                  ments on the Preferred OP         the accompanying Prospectus.
                                  Units that may be in
                                  arrears.                          The general partner in its
                                                                    sole and absolute discretion
                                  When distributions are not        may distribute to the OP
                                  paid in full upon the             Unitholders Available Cash
                                  Preferred OP Units or any         on a more frequent basis and
                                  Parity Units (as defined          provide for an appropriate
                                  below), all distributions         record date.
                                  declared upon the Preferred
                                  OP Units and any Parity           The AIMCO Operating Partner-
                                  Units shall be declared           ship Agreement requires the
                                  ratably in proportion to the      general partner to take such
                                  respective amounts of             reasonable efforts, as
                                  distributions accumulated,        determined by it in its sole
                                  accrued and unpaid on the         and absolute discretion and
                                  Preferred OP Units and such       consistent with AIMCO's
                                  Parity Units. Unless full         qualification as a REIT, to
                                  cumulative distributions on       cause the AIMCO Operating
                                  the Preferred OP Units have       Partnership to distribute
                                  been declared and paid,           sufficient amounts to en-
                                  except in limited circum-         able the general partner to
                                  stances, no distributions         transfer funds to AIMCO and
                                  may be declared or paid or        enable AIMCO to pay stock-
                                  set apart for payment by the      holder dividends that will
                                  AIMCO Operating Partnership       (i) satisfy the requirements
                                  and no other distribution of      for qualifying as a REIT
                                  cash or other property may        under the Code and the
                                  be declared or made,              Treasury Regulations and
                                  directly or indirectly, by        (ii) avoid any Federal
                                  the AIMCO Operating               income or excise tax
                                  Partnership with respect to       liability of AIMCO. See
                                  any Junior Units (as de-          "Description of OP
                                  fined below), nor shall any       Units -- Distributions" in
                                  Junior Units be redeemed,         the accompanying Prospectus.
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."



                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his limited              for the Preferred OP Units        for the OP Units. The AIMCO
partnership interest to any       and the Preferred OP Units        Operating Partnership
person provided that: (1)         are not listed                    Agreement re-



         3496
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


such transfer is not in           on any securities exchange.       stricts the transferability
contravention of any              The Preferred OP Units are        of the OP Units. Until the
applicable law or your            subject to restrictions           expiration of one year
partnership's agreement of        on transfer as set forth          from the date on
limited partnership, (ii) a       in the AIMCO Operating            which an OP Unitholder
duly executed and                 Partnership Agreement.            acquired OP Units, subject
acknowledged assignment has                                         to certain exceptions, such
been approved by the general      Pursuant to the AIMCO             OP Unitholder may not
partner and (iii) the             Operating Partnership             transfer all or any por-
transferee represents in          Agreement, until the              tion of its OP Units to any
writing that it satisfies         expiration of one year from       transferee without the
the suitability re-               the date on which a holder        consent of the general
quirements for limited            of Preferred OP Units             partner, which consent may
partners. However, no             acquired Preferred OP Units,      be withheld in its sole and
transfer may occur if in          subject to certain                absolute discretion. After
light of the total of all         exceptions, such holder of        the expiration of one year,
transfers sold or exchanged       Preferred OP Units may not        such OP Unitholder has the
within the period of twelve       transfer all or any portion       right to transfer all or any
consecutive months prior          of its Preferred OP Units to      portion of its OP Units to
there, there might result a       any transferee without the        any person, subject to the
termination of your part-         consent of the general            satisfaction of certain con-
nership for tax purposes in       partner, which consent may        ditions specified in the
the opinion of counsel. In        be withheld in its sole and       AIMCO Operating Partnership
order for a transferee to be      absolute discretion. After        Agreement, including the
substituted as a limited          the expiration of one year,       general partner's right of
partner, in addition to the       such holders of Preferred OP      first refusal. See
above requirements: (1) the       Units has the right to            "Description of OP Units --
assignee must execute an          transfer all or any portion       Transfers and Withdrawals"
irrevocable power of              of its Preferred OP Units to      in the accompanying
attorney appointing the           any person, subject to the        Prospectus.
general partner as the as-        satisfaction of certain
signee's attorney-in-fact,        conditions specified in the       After the first anniversary
(2) a transfer fee must be        AIMCO Operating Partner-          of becoming a holder of
paid, (3) the interest            ship Agreement, including         Common OP Units, an OP
transferred must not be less      the general partner's right       Unitholder has the right,
than one unit or such lesser      of first refusal.                 subject to the terms and
amount as the assignor owned                                        conditions of the AIMCO
and (4) such other                After a one-year holding          Operating Partnership
conditions as are set forth       period, a holder may redeem       Agreement, to require the
in your partnership's             Preferred OP Units and            AIMCO Operating Partnership
agreement of limited              receive in exchange               to redeem all or a portion
partnership must be               therefor, at the AIMCO Oper-      of the Common OP Units held
fulfilled.                        ating Partnership's option,       by such party in exchange
                                  (i) subject to the terms of       for a cash amount based on
There are no redemption           any Senior Units (as defined      the value of shares of Class
rights associated with your       below), cash in an amount         A Common Stock. See
units.                            equal to the Liquidation          "Description of OP
                                  Preference of the Preferred       Units -- Redemption Rights"
                                  OP Units tendered for             in the accompanying
                                  redemption, (ii) a number of      Prospectus. Upon receipt of
                                  shares of Class A Common          a notice of redemption, the
                                  Stock of AIMCO that is equal      AIMCO Operating Partnership
                                  in Value to the Liquidation       may, in its sole and
                                  Preference of the Preferred       absolute discretion but
                                  OP Units tendered for             subject to the restrictions
                                  redemption, or (iii) for          on the ownership of Class A
                                  Preferred OP Units redeemed       Common Stock imposed under
                                  after a two-year holding          AIMCO's charter and the
                                  period, a number of shares        transfer restrictions and
                                  of Class I Preferred Stock        other limitations thereof,
                                  of AIMCO that pay an              elect to cause AIMCO to
                                                                    acquire some or all of the
                                                                    ten-

         3497
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  the Preferred OP Units            Stock, based on an exchange
                                  tendered for redemption;          ratio of one share of Class
                                  provided that such shares         A Common Stock for each Com-
                                  are part of a class or            mon OP Unit, subject to
                                  series of preferred stock         adjustment as provided in
                                  that is then listed on the        the AIMCO Operating
                                  NYSE or another national          Partnership Agreement.
                                  securities exchange. The
                                  Preferred OP Units may not
                                  be redeemed at the option of
                                  the AIMCO Operating
                                  Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         3498

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         3499

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         3500

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         3501

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         3502


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         3503


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         3504

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         3505

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation

         3506

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


Preference of the Preferred OP Units              The trustee may sell the Class I Preferred
tendered for redemption, (ii) a number of         Stock held in the trust to AIMCO or a
shares of Class A Common Stock of AIMCO that      person, designated by the trustee, whose
is equal in value to the Liquidation              ownership of the Class I Preferred Stock
Preference of the Preferred OP Units              will not violate the Class I Preferred
tendered for redemption, or (iii) for             Ownership Limit. Upon such sale, the
Preferred OP Units redeemed after a two-year      interest of the charitable beneficiaries in
holding period, a number of shares of Class       the shares sold will terminate and the
I Preferred Stock of AIMCO that pay an            trustee will distribute to the prohibited
aggregate amount of dividends equivalent to       transferee, the lesser of (i) the price paid
the distributions on the Preferred OP Units       by the prohibited transferee for the shares
tendered for redemption; provided that such       or if the prohibited transferee did not give
shares are part of a class or series of           value for the shares in connection with the
preferred stock that is then listed on the        event causing the shares to be held in the
NYSE or another national securities               trust, the market price of such shares on
exchange. The Preferred OP Units may not be       the day of the event causing the shares to
redeemed at the option of the AIMCO               be held in the trust and (ii) the price per
Operating Partnership. See "Description of        share received by the trustee from the sale
Preferred OP Units -- Redemption."                or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         3507

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $17,000 in 1996, $15,009 in 1997 and $8,500 in 1998. The property manager received management fees of $57,000 in 1996, $56,000 in 1997 and $57,074 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         3508

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $179,783 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus, an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         3509

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited the financial statements of Rivercreek Apartments Limited Partnership at December 31, 1997, and for the year then ended, as set forth in their report. We've included the financial statements of Rivercreek Apartments Limited Partnership in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         3510


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                         INDEX TO FINANCIAL STATEMENTS



                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (Unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-4
Note A -- Basis of Presentation (Unaudited).................  F-4
Independent Auditors' Report................................  F-5
Balance Sheet as of December 31, 1997.......................  F-6
Statement of Operations for the year ended December 31,
  1997......................................................  F-7
Statement of Partners' Deficit/Capital for the year ended
  December 31, 1997.........................................  F-8
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-9
Notes to Financial Statements...............................  F-10
Balance Sheet as of December 31, 1996 (unaudited)...........  F-15
Statement of Operations for the year ended December 31, 1996
  (unaudited)...............................................  F-16
Statement of Partners' Deficit/Capital for the year ended
  December 31, 1996 (unaudited).............................  F-17
Statement of Cash Flows for the year ended December 31, 1996
  (unaudited)...............................................  F-18
Notes to Financial Statements (unaudited)...................  F-19

         3511


                             RIVERCREEK APARTMENTS



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



ASSETS
Cash and cash equivalents...................................                 $   280,125
Receivables and Deposits....................................                      54,451
Restricted Escrows..........................................                      58,600
Other Assets................................................                     145,993
Investment Property
  Land......................................................  $   321,687
  Building and related personal property....................    4,413,463
                                                              -----------
                                                                4,735,150
  Less: Accumulated depreciation............................   (3,051,747)     1,683,403
                                                              -----------    -----------
          Total Assets......................................                 $ 2,222,572
                                                                             ===========

                           LIABILITIES AND PARTNERS' DEFICIT
  Accrued Liabilities.......................................                 $    92,630
  Notes Payable.............................................                   3,775,778
          Partners' deficit.................................                  (1,645,836)
                                                                             -----------
          Total Liabilities and Partners' Deficit...........                 $ 2,222,572
                                                                             ===========



                             See accompanying note.

         3512


                             RIVERCREEK APARTMENTS



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Revenues:
  Rental income.............................................  $795,488    $761,965
  Other income..............................................    42,315      69,671
                                                              --------    --------
          Total revenues....................................   837,803     831,636
Expenses:
  Operating expenses........................................   372,779     453,110
  General and administrative expenses.......................     6,132      12,648
  Depreciation expense......................................   109,355     109,355
  Interest expense..........................................   186,773     240,893
  Property tax expense......................................    36,983      35,789
                                                              --------    --------
          Total expenses....................................   712,022     851,795
          Net income (loss).................................  $125,781    $(20,159)
                                                              ========    ========



                             See accompanying note.

         3513


                             RIVERCREEK APARTMENTS



                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
Operating activities:
  Net Income (loss).........................................  $ 125,781    $(20,159)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    109,355     109,355
     Changes in accounts:
       Receivables and deposits and other assets............    (21,179)    (64,828)
       Accounts payable and accrued expenses................     41,630       4,401
                                                              ---------    --------
          Net cash provided by operating activities.........    255,587      28,769
                                                              ---------    --------
Investing Activities:
  Property improvements and replacements....................    (61,373)   (104,381)
  Net (increase)/decrease in restricted escrows.............    (33,600)     14,000
                                                              ---------    --------
          Net cash used in investing activities.............    (94,973)    (90,381)
                                                              ---------    --------
Financing Activities:
  Payments on mortgage......................................    (24,222)    (21,295)
  Partners' distributions...................................   (455,267)         --
                                                              ---------    --------
          Net cash used in financing activities.............   (479,489)    (21,295)
                                                              ---------    --------
          Net decrease in cash and cash equivalents.........   (318,875)    (82,907)
  Cash and cash equivalents at beginning of year............    599,000     157,000
                                                              ---------    --------
  Cash and cash equivalents at end of period................  $ 280,125    $ 74,093
                                                              =========    ========



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Rivercreek Apartments Limited Partnership as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         3514


                         REPORT OF INDEPENDENT AUDITORS



The Partners


Rivercreek Apartments Limited Partnership



     We have audited the accompanying balance sheet of Rivercreek Apartments Limited Partnership as of December 31, 1997, and the related statements of operations, partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivercreek Apartments Limited Partnership at December 31, 1997, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                            /s/ ERNST & YOUNG LLP



August 31, 1998


Greenville, South Carolina

         3515


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                                 BALANCE SHEET


                               DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                     ASSETS



Cash and cash equivalents:..................................            $   599
Receivables and deposits....................................                 60
Accounts receivable -- General Partners.....................                 13
Restricted escrow (Note C)..................................                 25
Prepaid assets..............................................                  5
Deferred charges (Note C)...................................                101
Investment property (Notes B and C):
  Land......................................................  $   322
  Building and improvements.................................    4,352
                                                              -------
                                                                4,674
  Less accumulated depreciation.............................   (2,943)    1,731
                                                              -------   -------
                                                                        $ 2,534
                                                                        =======

LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................            $    18
  Other liabilities.........................................                 17
  Tenant security deposits payable..........................                 16
  Mortgage note payable (Note C)............................              3,800
                                                                        -------
                                                                          3,851
Partners' capital/(deficit):
  General partners..........................................  $     8
  Limited partners (31 units issued and outstanding)........   (1,325)   (1,317)
                                                              -------   -------
                                                                        $ 2,534
                                                                        =======



                            See accompanying notes.

         3516


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                            STATEMENT OF OPERATIONS


                          YEAR ENDED DECEMBER 31, 1997


                        (IN THOUSANDS, EXCEPT UNIT DATA)



Revenues:
  Rental income.............................................         $    1,083
  Other income..............................................                 62
                                                                     ----------
                                                                          1,145
Expenses:
  Operating.................................................  $664
  General and administrative................................    21
  Depreciation..............................................   146
  Interest (Note B).........................................   327
  Property taxes............................................    47        1,205
                                                              ----   ----------
Loss before extraordinary item..............................                (60)
Extraordinary loss on extinguishment of debt (Note C).......               (104)
                                                                     ----------
Net loss....................................................         $     (164)
                                                                     ==========
Net loss allocated to general partners (1%).................         $       (2)
Net loss allocated to limited partners (99%)................               (162)
                                                                     ----------
                                                                     $     (164)
                                                                     ==========
Per limited partnership unit:
  Loss before extraordinary item............................         $(1,920.29)
  Extraordinary loss on extinguishment of debt..............          (3,308.68)
                                                                     ----------
Net loss....................................................         $(5,228.97)
                                                                     ==========



                            See accompanying notes.

         3517


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                         STATEMENT OF PARTNERS' DEFICIT


                          YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              LIMITED    GENERAL
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   -------
Partners' (deficit)/capital at December 31, 1996............  $(1,163)     $10      $(1,153)
  Net loss..................................................     (162)      (2)        (164)
                                                              -------      ---      -------
Partners' (deficit)/capital at December 31, 1997............  $(1,325)     $ 8      $(1,317)
                                                              =======      ===      =======



                            See accompanying notes.

         3518


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                            STATEMENT OF CASH FLOWS


                          YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



Cash flows from operating activities
  Net loss..................................................   $  (164)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................       146
     Amortization of loan costs.............................         6
     Extraordinary loss on extinguishment of debt...........       104
     Changes in assets and liabilities:
       Receivables and deposits.............................       (24)
       Other assets.........................................        (5)
       Accounts payable.....................................       (27)
       Security deposits payable............................        (3)
       Other liabilities....................................       (22)
                                                               -------
  Net cash provided by operating activities.................        11
Cash flows from investing activities
  Deposits to restricted escrows............................       (11)
  Property improvements and replacements....................      (150)
                                                               -------
  Net cash used in investing activities.....................      (161)
Cash flows from financing activities
  Loan costs................................................      (101)
  Proceeds from refinancing.................................     3,800
  Payoff of mortgage note payable...........................    (3,004)
  Principal payments on mortgage note payable...............       (28)
  Prepayment penalty........................................       (75)
                                                               -------
  Net cash provided by financing activities.................       592
                                                               -------
  Increase in cash and cash equivalents.....................       442
  Cash and cash equivalents at December 31, 1996............       157
                                                               -------
  Cash and cash equivalents at December 31, 1997............   $   599
                                                               =======
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................   $   320
                                                               =======



                            See accompanying notes.

         3519


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                         NOTES TO FINANCIAL STATEMENTS


                               DECEMBER 31, 1997



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Rivercreek Apartments Limited Partnership (the "Partnership") was organized as a limited partnership under the laws of the State of South Carolina pursuant to a Certificate and Agreement of Limited Partnership dated December 27, 1979, and extending to December 31, 2019, unless terminated sooner. Thirty-one units of limited partnership interests, an individual general partnership interest, and a corporate general partnership interest were issued. The Partnership owns and operates a 224-unit apartment complex, Rivercreek Apartments, in Augusta, Georgia.



  Investment Property



     The investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1997.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.

         3520

                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Loan Costs



     Loan costs are being amortized using the straight-line method over the life of the loan.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Partnership Allocations



     Net earnings or loss, distributions to partners, and taxable income or loss are allocated to the partners in accordance with the partnership agreement.



  Restricted Escrows



     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property. The balance in the restricted escrow account at December 31, 1997 was approximately $25,000.



NOTE B -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                          BUILDINGS        COST
                                                                         AND RELATED    CAPITALIZED
                                                                          PERSONAL     SUBSEQUENT TO
                   DESCRIPTION                     ENCUMBRANCES   LAND    PROPERTY      ACQUISITION
                   -----------                     ------------   ----   -----------   -------------
Rivercreek Apartments............................     $3,800      $322     $3,196         $1,156
                                                      ======      ====     ======         ======



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                          BUILDINGS
                                         AND RELATED
                                          PERSONAL              ACCUMULATED      DATE     DEPRECIABLE
          DESCRIPTION             LAND    PROPERTY     TOTAL    DEPRECIATION   ACQUIRED   LIFE - YEARS
          -----------             ----   -----------   ------   ------------   --------   ------------
Rivercreek Apartments...........  $322     $4,352      $4,674      $2,943      11/15/80       5 -30
                                  ====     ======      ======      ======



     The depreciable lives included above are for the buildings and components. The depreciable live for related personal property are for 5 to 7 years.

         3521
                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



Investment property
  Balance at beginning of year..............................   $4,524
  Property improvements.....................................      150
                                                               ------
  Balance at end of year....................................   $4,674
                                                               ======
Accumulated depreciation
  Balance at beginning of year..............................   $2,797
  Additions charged to expense..............................      146
                                                               ------
  Balance at end of year....................................   $2,943
                                                               ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $4,674,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $3,062,000.



NOTE C -- MORTGAGE NOTE PAYABLE



     In December 1997, the Partnership refinanced the mortgage encumbering the investment property. The total indebtedness refinanced was approximately $3,004,000. The new indebtedness of $3,800,000 carries a stated rate of 7.25% and is amortized over thirty years with a balloon payment of $2,469,000 due on January 1, 2008. A Repair Escrow of $25,000 was established with the refinancing proceeds for certain repairs identified at the time of the refinancing. In addition, the new note requires a monthly deposit of approximately $4,000 for a replacement reserve. The Partnership incurred approximately $101,000 in loan costs associated with the refinancing. The Partnership recognized an extraordinary loss of approximately $104,000 resulting from prepayment penalties incurred and the write-off of unamortized loan costs.



     The mortgage note is payable in monthly installments of approximately $26,000. The mortgage note is nonrecourse and is collateralized by all apartment property and related tenant leases. The mortgage note requires prepayment penalties if repaid prior to maturity.



     Principal maturities of the mortgage note payable at December 31, 1997 are as follows (in thousands):



1998.......................................................   $   34
1999.......................................................       39
2000.......................................................       42
2001.......................................................       45
2002.......................................................       49
Thereafter.................................................    3,591
                                                              ------
                                                              $3,800
                                                              ======



NOTE D -- RELATED PARTY TRANSACTIONS



     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1997 (in thousands):



Property management fees....................................   $56
General partner reimbursements..............................     9

         3522
                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     Additionally, the Partnership paid approximately $15,000 to affiliates of Insignia for reimbursements of costs related to the refinancing of Rivercreek in December 1997. These costs were capitalized as loan costs and are being amortized over the term of the loan.



     For the period of January 1, 1997, to August 31, 1997, the Partnership insured its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligations was not significant.



NOTE E -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.



     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except unit data):



Net loss as reported........................................   $     (164)
Add: Depreciation differences...............................           20
                                                               ----------
Federal loss................................................   $     (144)
                                                               ==========
Federal taxable loss per limited partnership unit...........   $(4,598.71)
                                                               ==========



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net liabilities as reported.................................   $(1,317)
Accumulated depreciation....................................      (119)
Syndication and distribution costs..........................       181
Other.......................................................        11
                                                               -------
Net liabilities -- tax basis................................   $(1,244)
                                                               =======



NOTE F -- YEAR 2000 (UNAUDITED)



     The Partnership is dependent upon the General Partner and Insignia for management and administrative services. Insignia has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter (the "Year 2000 Issue"). The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The General Partner believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Partnership.

         3523
                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


NOTE G -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         3524


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                           BALANCE SHEET (UNAUDITED)


                               DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                     ASSETS



Cash and cash equivalents...................................             $   157
Receivables and deposits....................................                  36
Accounts Receivable -- General Partners.....................                  13
Restricted escrows..........................................                  14
Deferred Charges............................................                  34
Investment property (Notes B and C):
  Land......................................................  $   322
  Building and improvements.................................    4,202
                                                              -------
                                                                4,524
  Less accumulated depreciation.............................   (2,797)     1,727
                                                              -------    -------
                                                                         $ 1,981
                                                                         =======

                       LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable and other accrued liabilities............             $    45
  Other liabilities.........................................                  38
  Tenant security deposits payable..........................                  19
  Mortgage notes payable (Note C)...........................               3,032
                                                                         -------
                                                                           3,134
Partners' capital/(deficit):
  General partners..........................................  $    10
  Limited partners (31 units issued and outstanding)           (1,163)    (1,153)
                                                                         $ 1,981
                                                                         =======



                            See accompanying notes.

         3525


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                      STATEMENTS OF OPERATIONS (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



  Revenues:
  Rental income.............................................          $    1,064
  Other income..............................................                  95
                                                                      ----------
                                                                           1,159
Expenses:
  Operating.................................................  $650
  General and administrative................................    20
  Depreciation..............................................   136
  Interest..................................................   324
  Property taxes............................................    45
  Bad debt expense..........................................    32         1,207
                                                              ----    ----------
Net loss....................................................          $      (48)
                                                                      ==========
Net loss allocated to general partners (1%).................          $       (0)
Net loss allocated to limited partners (99%)................                 (48)
                                                                      ----------
                                                                      $      (48)
                                                                      ==========
Net loss per limited partnership unit.......................          $(1,548.39)
                                                                      ==========



                            See accompanying notes.

         3526


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



               STATEMENT OF PARTNERS' CHANGES/DEFICIT (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



                                                              LIMITED    GENERAL
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   -------
Partners' capital/(deficit) at December 31, 1995............  $(1,113)     $10      $(1,103)
  Distributions.............................................       (2)      --           (2)
  Net loss..................................................      (48)      --          (48)
                                                              -------      ---      -------
Partners' capital/(deficit) at December 31, 1996............  $(1,163)     $10      $(1,153)
                                                              =======      ===      =======



                            See accompanying notes.

         3527


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                      STATEMENT OF CASH FLOWS (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



Cash flows from operating activities:
  Net loss..................................................  $ (48)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................    136
     Changes in assets and liabilities:
       Receivables and deposits.............................    (31)
       Accounts payable and accrued interest................     27
       Tenant security deposits payable.....................     (1)
                                                              -----
          Net cash provided by operating activities.........     83
                                                              -----
Cash flows from investing activities:
  Deposits to restricted escrows............................      2
  Property improvements and replacements....................   (188)
                                                              -----
          Net cash used in investing activities.............   (186)
                                                              -----
Cash flows from financing activities:
  Loan costs................................................    (22)
  Distributions to partners.................................     (2)
  Principal payments on mortgage note payable...............    (26)
                                                              -----
          Net cash used in financing activities.............    (50)
                                                              -----
          Decrease in cash and cash equivalents.............   (153)
Cash and cash equivalents at December 31, 1995..............    310
                                                              -----
Cash and cash equivalents at December 31, 1996..............  $ 157
                                                              =====
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $ 324
                                                              =====



                            See accompanying notes.

         3528


                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)


                               DECEMBER 31, 1996


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Rivercreek Apartments Limited Partnership (the "Partnership") was organized as a limited partnership under the laws of the State of South Carolina pursuant to a Certificate and Agreement of Limited Partnership dated December 27, 1979, and extending to December 31, 2019, unless terminated sooner. Thirty-one units of limited partnership interests, an individual general partnership interest, and a corporate general partnership interest were issued. The Partnership owns and operates a 224-unit apartment complex, Rivercreek Apartments, in Augusta, Georgia.



  Investment Property



     The investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.

         3529

                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



  Loan Costs



     Loan costs are being amortized using the straight-line method over the life of the loan.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Partnership Allocations



     Net earnings or loss, distributions to partners, and taxable income or loss are allocated to the partners in accordance with the partnership agreement.



  Restricted Escrows



     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property. The balance in the restricted escrow account at December 31, 1996 was approximately $14,000.



NOTE B -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                        BUILDINGS
                                                                       AND RELATED   COST CAPITALIZED
                                                                        PERSONAL      SUBSEQUENT TO
                  DESCRIPTION                    ENCUMBRANCES   LAND    PROPERTY       ACQUISITION
                  -----------                    ------------   ----   -----------   ----------------
Rivercreek Apartments..........................     $3,032      $322     $3,196           $1,006
                                                    ======      ====     ======           ======



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                          BUILDINGS
                                         AND RELATED
                                          PERSONAL              ACCUMULATED      DATE     DEPRECIABLE
          DESCRIPTION             LAND    PROPERTY     TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
          -----------             ----   -----------   ------   ------------   --------   -----------
Rivercreek Apartments...........  $322     $4,202      $4,524      $2,797      11/15/80      5-30
                                  ====     ======      ======      ======



     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.

         3530

                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



Investment Property
  Balance at beginning of year..............................   $4,336
  Property improvements.....................................      188
                                                               ------
  Balance at end of year....................................   $4,524
                                                               ======
Accumulated Depreciation
  Balance at beginning of year..............................   $2,661
  Additions charged to expense..............................      136
                                                               ------
  Balance at end of year....................................   $2,797
                                                               ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is approximately $4,524,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is approximately $2,936,000.



NOTE C -- MORTGAGE NOTE PAYABLE



     The mortgage note is payable in monthly installments of approximately $29,000 including interest at 10.625% per annum, and matures in 2012. The note is collateralized by all apartment property and related tenant leases. The mortgage note may be prepaid with a prepayment premium of 2% of the outstanding principal balance. The prepayment premium will decrease at the rate of 1/2% each year until it reaches 1%.



     Principal maturities of the mortgage note payable at December 31, 1996 are as follows (in thousands):



1997........................................................   $   29
1998........................................................       32
1999........................................................       35
2000........................................................       39
2001........................................................       44
Thereafter..................................................    2,853
                                                               ------
                                                               $3,032
                                                               ======



NOTE D -- RELATED PARTY TRANSACTIONS



     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1996 (in thousands):



Property management fees....................................   $57
General partner reimbursements..............................   $17



     The Partnership insures its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligations was not significant.

         3531

                   RIVERCREEK APARTMENTS LIMITED PARTNERSHIP



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



NOTE E -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.



     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except unit data):



Net loss as reported........................................  $      (48)
Add:
  Depreciation differences..................................          10
                                                              ----------
Federal taxable loss........................................  $      (38)
                                                              ==========
Federal taxable loss per limited partnership unit...........  $(1,225.81)
                                                              ==========



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net liabilities as reported.................................  $(1,153)
Accumulated depreciation....................................     (139)
Syndication and distribution costs..........................      181
Other.......................................................       11
                                                              -------
Net liabilities -- tax basis................................  $(1,100)
                                                              =======



NOTE F -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         3532

           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.
                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP
         3533

Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred

         3534

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         3535

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         3536

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         3537

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         3538

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         3539

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         3540

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         3541

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         3542

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         3543

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         3544

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         3545

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         3546

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         3547

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3548

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3549

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         3550

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3551

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         3552

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         3553

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         3554

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3555

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3556

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3557


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         3558

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         3559


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



    (i) Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



    (ii) Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



    (iii)Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



    (iv) Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         3560


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         3561


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


   (i) Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



   (ii) Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



   (iii) Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         3562


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3563


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         3564

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         3565


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         3566


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3567


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         3568


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         3569


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         3570


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         3571


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         3572


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         3573


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         3574


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3575


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         3576


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         3577


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3578


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         3579

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3580


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         3581

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3582

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Rivercreek Apartments Limited Partnership


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Rivercreek Apartments Limited Partnership (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $23,971 in cash, or 619.75 Common OP Units of the Purchaser, or 959 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         3583

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         3584

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         3585

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         3586


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         3587


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         3588

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         3589

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexington Avenue                   Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         3590

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         3591


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                           Rivercrest Apartments Ltd.

                        in exchange for your choice of:

          1,799.25 of our 8.0% Class Two Partnership Preferred Units;


                  1,162.75 of our Partnership Common Units; or


                                $44,980 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $44,980 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Although your partnership's agreement of limited partnership provides for termination in the year 2013, the private placement memorandum pursuant to which units were sold in 1983 indicated that the property owned by your partnership might be sold within four to six years of its acquisitions if conditions permitted. Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         3592

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Rivercrest
    Apartments Ltd.............................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Proration....................................    S-59
  Fractional OP Units..........................    S-59

         3593


                                                  PAGE
                                                  -----
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         3594

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, AmReal Corporation and GP Real Estate Services II, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $14,400,000, less approximately $418,624 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit.

         3595


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         3596


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2013 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $3,598.50 per year on the number of Preferred OP Units, or distributions of $2,906.88 per year on the number of Common OP Units, that you would receive in exchange for each of your

         3597


partnership's units. During 1998, your partnership paid cash distributions of $3,300 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         3598

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. Your partnership's private placement memorandum, dated October 24, 1983, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's property would generally be sold within four to six years of their acquisition, provided market conditions permit. The prospectus also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2013. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately a $5,909,000 balloon payment due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment date, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership

         3599


interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require balloon payments of $5,909,000. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         3600

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $3,300 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,598.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $3,300 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,906.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the

         3601

       securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. Further, while the original projected time frame in the original offering document for your partnership units stated that the property may be sold in approximately four to six years from the date of acquisition, such property was not so sold. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         3602

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location A (excellent) and its condition B (good). Generally, we assign an initial capitalization rate of 10.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.18% resulting in a final capitalization rate of 10.07%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income (January 1, 1997 to December 31,
  1997).....................................................  $ 1,450,000
Capitalization rate.........................................        10.07%
Estimated total gross valuation of your partnership's
  property..................................................  $14,400,000
Plus: Cash and cash equivalents.............................      427,469
Plus: Other partnership assets, net of security deposits....      391,242
Less: Mortgage debt, including accrued interest.............   (6,944,876)
Less: Accounts payable and accrued expenses.................     (221,838)
Less: Other liabilities.....................................      (26,262)
Partnership valuation before taxes and certain costs........    8,025,735
Less: Disposition fees......................................     (432,000)
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (418,624)
Less: Closing costs.........................................     (360,000)
Estimated net valuation of your partnership.................    6,815,111
Percentage of estimated net valuation allocated to units....           99%
Estimated net valuation of units............................    6,746,960
          Total number of units.............................          150
Estimated valuation per unit................................       44,980
                                                              -----------
Cash consideration per unit.................................  $    44,980
                                                              -----------



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $44,980 by the $25 liquidation preference of each Preferred OP Unit to get 1,799.25 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $44,980 by a price of $38.69 to get 1,162.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         3603

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................   $ 44,980
Partnership Preferred Units.................................   $ 44,980
Partnership Common Units....................................   $ 44,980
Alternatives:
  Prices on secondary market................................
                                                               Not available
  Estimated liquidation proceeds............................   $ 44,980
  Estimated going concern value.............................   $ 42,334
  Alternative going concern value(1)........................     43,753
  Net book value (deficit)..................................   $(14,793)


---------------


(1) Assumes sale of property when a balloon payment is due instead of refinancing the mortgage.



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and

         3604

qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Rivercrest Apartments Ltd. is a South Carolina limited partnership which was formed on November 30, 1983 for the purpose of owning and operating a single apartment property located in Roswell, Georgia, known as "Rivercrest Apartments." Your Partnership's Property consists of 312 apartment units and was built in 1970. Your partnership has no employees. As of September 30, 1998, there were 150 units of limited partnership interest issued and outstanding, which were held of record by 142 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $8,887,500 of limited partnership units in October 1993. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $3,300 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Your partnership will terminate on December 31, 2013, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $6,727,723, payable to GMAC, which bears interest at the rate of 7.6%. The mortgage debt is due in November, 2002. Your partnership also has a second mortgage note outstanding of $243,117, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         3605

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,799.25 of our Class Two Partnership Preferred Units;



     - 1,162.75 of our Partnership Common Units; or



     - $44,980 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 150 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,799.25 Preferred OP Units, 1,162.75 Common OP Units, or $44,980 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         3606

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         3607


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $44,980 in cash, 1,799.25 Preferred OP Units or 1,162.75 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I

         3608


Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $44,980.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $12,000 for the fiscal year ended December 31, 1998. The property manager received management fees of $140,847.09 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,686,750 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         3609

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         3610

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         3611

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         3612


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         3613


          SUMMARY FINANCIAL INFORMATION OF RIVERCREST APARTMENTS LTD.



     The summary financial information of Rivercrest Apartments Ltd for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Rivercrest Apartments Ltd. for the year ended December 31, 1997 is based on audited financial statements and for the years ended December 31, 1996 is based on unaudited financial statements. The summary financial information for 1995, 1994 and 1993 is based on unaudited financial information which is not in this Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                           RIVERCREST APARTMENTS LTD.



                                          FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues......................  $    2,068   $    2,029   $    2,740   $    2,607   $    2,452   $    2,305   $    2,109
  Net Income/(Loss)...................  $      240   $       47   $       84   $      171   $        8   $      (87)  $     (445)
  Net Income per limited partnership
    unit..............................  $ 1,584.00   $   310.20   $   554.40   $ 1,126.67   $    55.85   $  (574.35)  $(2,937.52)
  Distributions per limited
    partnership unit..................  $ 3,300.00           --           --           --           --           --           --
  Distributions per limited
    partnership unit (which represent
    a return of capital)..............          --           --           --           --           --           --           --



                                             SEPTEMBER 30,                                 DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash Equivalents...........  $      538   $      846   $      928   $      460   $      202   $      147   $      162
  Real Estate, Net of Accumulated
    Depreciation......................  $    8,503   $    8,683   $    8,638   $    8,878   $    9,181   $    9,385   $    9,741
  Total Assets........................  $    9,579   $   10,010   $   10,054   $    9,906   $    9,880   $    9,991   $   10,173
  Notes Payable.......................  $    6,789   $    7,046   $    6,922   $    7,073   $    7,209   $    7,331   $    7,466
General Partners' Capital/(Deficit)...  $      (63)  $      (60)  $      (60)  $      (61)  $      (63)  $      (64)  $      (63)
Limited Partners' Capital/(Deficit)...  $    2,585   $    2,805   $    2,842   $    2,759   $    2,590   $    2,583   $    2,669
Partners' Deficit.....................  $    2,522   $    2,745   $    2,782   $    2,698   $    2,527   $    2,519   $    2,606
Total Distributions...................  $      500   $       --   $       --   $       --   $       --   $       --   $       --
Book value per limited partnership
  unit................................  $17,233.33   $19,273.33   $18,947.73   $18,393.33   $17,266.67   $17,220.00   $17,793.33
Net increase (decrease) in cash and
  cash equivalents....................  $     (390)  $      386   $      468   $      258   $       56   $      (16)  $        5
Net cash provided by operating
  activities..........................  $      559   $      766   $    1,000   $      664   $      510   $      402   $       34
Ratio of earnings to fixed charges....      1.54/1       1.10/1       1.14/1       1.27/1       1.01/1       0.87/1       0.27/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO        RIVERCREST
                                                               OPERATING      APARTMENTS
                                                              PARTNERSHIP        LTD.
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,906.88        $$3,300
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $3,598.50        $3,300

         3614

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         3615

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $14,400,000 less approximately $418,624 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         3616


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         3617


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2013 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         3618


is equivalent to distributions of $3,598.50 per year on the number of Preferred OP Units, or distributions of $2,906.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $3,300 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

         3619

holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. Your partnership's private placement memorandum, dated October 24, 1983, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's property would generally be sold within four to six years of their acquisition, provided market conditions permit. The prospectus also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2013. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $5,909,000 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

         3620


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .68% interest, consisting of a 0% limited partnership interest and a .68% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         3621


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         3622

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $47,000 for the nine months ended September 30, 1997, to $240,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require balloon payments totaling $5,909,000. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all

         3623


limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's properties would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.

         3624


     - Preferred Quarterly Distributions. Your partnership paid distributions of $3,300 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,598.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $3,300 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,906.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true

         3625


       value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. Further, while the original projected time frame in the original offering document for your partnership units stated that the property may be sold in approximately four to six years from the date of acquisition, such property was not so sold. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location A (excellent) and its condition B (good). Generally, we assign an initial capitalization rate of 10.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 0.18% resulting in a final capitalization rate of 10.07%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall

         3626

       property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value           $1,450,381            10.07%        $14,400,000
                                                                                   -----------


---------------


     (1) The total net operating income is equal to total revenues of $2,702,317, less total expenses of $1,158,336 and recurring replacement costs of $93,600.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $6,815,111. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income (January 1, 1997 to December 31,
  1997).....................................................  $ 1,450,000
Capitalization Rate.........................................        10.07%
Estimated total gross valuation of your partnership's
  property..................................................   14,400,000
Plus: Cash and cash equivalents.............................      427,469
Plus: Other partnership assets, net of security deposits....      391,242
Less: Mortgage debt, including accrued interest.............   (6,944,876)
Less: Accounts payable and accrued expenses.................     (221,838)
Less: Other liabilities.....................................      (22,262)
Partnership valuation before taxes and certain costs........    8,025,735
Less: Disposition fees......................................     (432,000)
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (418,624)
Less: Closing costs.........................................     (360,000)
Estimated net valuation of your partnership.................    6,815,111
Percentage of estimated net valuation allocated to units....           99%
Estimated net valuation of units............................    6,746,960
          Total number of units.............................          150
Estimated valuation per unit................................       44,980
                                                              -----------
Cash consideration per unit.................................       44,980
                                                              -----------



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $44,980 by the $25 liquidation preference of each Preferred OP Unit to get 1,799.25 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $44,980 by a price of $38.69 to get 1,162.75 Common OP Units

         3627


       per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $6,815,111 or 1.20% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $47,000 for the nine months ended September 30, 1997 to $240,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

         3628

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $44,980, based on a total estimated value of your partnership's property of $14,400,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $3,598.50 per year on the number of Preferred OP Units, or distributions of $2,906.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $3,300. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

         3629

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         3630


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2013, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $ 44,980
Partnership preferred units.................................  $ 44,980(1)
Partnership common units....................................  $ 44,980(1)
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $ 44,980
  Estimated going concern value.............................  $ 42,334
  Net book value (deficit)..................................  $(14,793)
  Alternative going concern value...........................  $ 43,753(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         3631

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 18%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $42,334 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $(14,793) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $45,116 per unit, going concern value of $44,714 per unit and liquidation value of $42,733 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account

         3632


(i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $136, $(266) and $(2,247). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 99% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and

         3633

analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              RIVERCREST
                                                              -----------
Total Revenues..............................................  $ 2,816,914
Operating Expenses..........................................   (1,123,200)
Replacement Reserves -- Net.................................     (230,478)
Debt Service................................................     (762,981)
Capital Expenditures........................................     (309,600)
                                                              -----------
          Net Cash Flow.....................................  $   390,655
                                                              ===========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget

         3634


are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at capitalization rate of 10.07%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; (iii) extraordinary capital expenditure estimates in the amount of $418,624 and (iv) a 3% fee to the general partner]. Stanger

         3635


observed that your partnership liquidation value of $6,815,111 was divided by the total units outstanding of 150 to provide the liquidation value per unit of $44,980.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $1,450,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by: (i) partnership administrative expenses of $67,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 10.57%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 18%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 12.6%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 150 to achieve management's estimate of going concern value of $42,334 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $44,980 per unit is equal to management's estimate of liquidation value, and reflects a 5.8% premium to management's estimate of going concern value of $42,518. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction preferred stock of AIMCO with a dividend equal to the distributions on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net

         3636


operating income for the property, a direct capitalization rate of 10.25%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.75%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt assuming a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 18% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 18% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (approximately 13% as described above), plus 500 basis points reflecting the additional risk associated with mortgage debt equal to more than 40% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $45,116, $44,714, and $42,733 representing premiums (discounts) to the offer price of .3%, (.5%) and (5.0%). See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the

         3637

partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         3638

                                YOUR PARTNERSHIP


GENERAL



     Rivercrest Apartments Ltd., is a South Carolina limited partnership which completed a private offering in 1983. Insignia acquired the general partner of your partnership in December 1990. AIMCO acquired Insignia in October 1998. There are currently a total of 142 limited partners of your partnership and a total of 150 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on November 30, 1983 for the purpose of owning an apartment property located in Roswell, Georgia, known as "Rivercrest Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1980 and consists of 312 apartment units. Your partnership's property had an average occupancy rate of approximately 94.38% in 1998, 96.47% in 1997 and 96.47% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $418,624 and are intended to be paid for out of cash flow. Renovation items include roofing, heating, ventilation and air conditioning systems, electrical, and exterior paint.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $700    $669    $627    $589    $551



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $186,654 of $4,730,200 of assessed valuation with a current yearly tax rate of 3.95%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 4.02% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2013 unless earlier dissolved. Your

         3639


partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve/remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 94% and $713, respectively, at December 31, 1998, compared to 96% and $700, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because the property is located in a strong economic market. In addition, the general partner noted that it expects to spend approximately $418,624 for capital improvements at the property in 1999 to repair and improve the property's heating, ventilation, and air conditioning systems. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $6,727,723, payable to GMAC, which bears interest at a rate of 7.6%. The mortgage debt is due in November 2002. Your partnership

         3640


also has a second mortgage note outstanding of $243,117, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $8,887,500 of limited partnership units in 1983 for $296,250 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     According to the private placement memorandum dated October 24, 1983, by which units in your partnership were originally offered, the general partner of your partnership (which at the time was not affiliated with AIMCO) indicated that prior partnerships sponsored by affiliates of the general partner had, on average, begun selling their properties during the fourth year after the investments were made and had sold all of their properties after seven years of ownership. The private placement memorandum further stated, however, that the general partner was unable to predict how long the partnership would remain invested in the property and that the partnership acquired such property for investment rather than resale. In any event, according to the private placement memorandum, the general partner anticipated that a disposition of the property would depend on, among other things, the current real estate and money markets, economic climate and income tax consequences to the limited partners. We do not know why your partnership did not sell all of its properties within such holding period.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2013, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable to your partnership or the limited partners for any loss or damage resulting from any act or omission performed or omitted in good faith, pursuant to the authority granted to them to promote the interests of your partnership. Moreover, the general partners will not liable to your partnership or limited partners because any taxing authorities disallow or adjust any deduction or credits in your partnership income tax returns. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's

         3641


agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     The general partners and their affiliates will be indemnified for any loss or damage resulting from any act or omission performed or omitted in good faith pursuant to the authority granted to promote the interests of your partnership, which does not constitute fraud, gross negligence or willful misconduct.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $296,250.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $    0         $    0                 $0             $      0
1994...................................       0              0                  0                    0
1995...................................       0              0                  0                    0
1996...................................       0              0                  0                    0
1997...................................       0              0                  0                    0
1998...................................   3,333          5,000                  0              123,750
                                         ------         ------                 --             --------
          Total........................  $3,333         $5,000                 $0             $123,750
                                         ======         ======                 ==             ========


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .68% interest in your partnership, including no units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         3642


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $14,778
1995........................................................     15,217
1996........................................................     17,000
1997........................................................     21,000
1998 (through December 31)..................................     12,000



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                FEES
                            ----                              --------
1995........................................................  $123,433
1996........................................................   128,000
1997........................................................   136,000
1998 (through December 31)..................................   140,847



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         3643


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Rivercrest Apartment Ltd. taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from unaudited financial information which is not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                                             RIVERCREST APARTMENTS LTD.
                                                         -------------------------------------------------------------------
                                                           SEPTEMBER 30,                      DECEMBER 31,
                                                         -----------------   -----------------------------------------------
                                                          1998      1997      1997      1996      1995      1994      1993
                                                         -------   -------   -------   -------   -------   -------   -------
                                                                           IN THOUSANDS, EXCEPT UNIT DATA
Cash and Cash Equivalents..............................  $   538   $   846   $   928   $   460   $   202   $   147   $   162
Land & Building........................................   16,403    16,039    16,129    15,825    15,609    15,311    15,178
Accumulated Depreciation...............................   (7,900)   (7,356)   (7,491)   (6,947)   (6,428)   (5,926)   (5,437)
Other Assets...........................................      538       481       488       568       497       459       270
                                                         -------   -------   -------   -------   -------   -------   -------
        Total Assets...................................  $ 9,579   $10,010   $10,054   $ 9,906   $ 9,880   $ 9,991   $10,173
                                                         =======   =======   =======   =======   =======   =======   =======
Notes Payable..........................................  $ 6,789   $ 7,046   $ 6,922   $ 7,073   $ 7,209   $ 7,331   $ 7,466
Other Liabilities......................................      268       219       350       135       144       141       101
                                                         -------   -------   -------   -------   -------   -------   -------
        Total Liabilities..............................  $ 7,057   $ 7,265   $ 7,272   $ 7,208   $ 7,353   $ 7,472   $ 7,567
                                                         -------   -------   -------   -------   -------   -------   -------
        Partners Deficit...............................  $ 2,522   $ 2,745   $ 2,782   $ 2,698   $ 2,527   $ 2,519   $ 2,606
                                                         =======   =======   =======   =======   =======   =======   =======



                                                                     RIVERCREST APARTMENTS LTD.
                                             --------------------------------------------------------------------------
                                                FOR THE NINE
                                                MONTHS ENDED                        FOR THE YEAR ENDED
                                                SEPTEMBER 30,                          DECEMBER 31,
                                             -------------------   ----------------------------------------------------
                                               1998       1997      1997       1996       1995      1994        1993
                                             ---------   -------   -------   ---------   ------   --------   ----------
                                                                 IN THOUSANDS, EXCEPT PER UNIT DATA
Rental Revenue.............................  $   1,964   $ 1,937   $ 2,619   $   2,503   $2,346   $  2,207   $    2,064
Other Income...............................        104        92       121         104      106         98           45
                                             ---------   -------   -------   ---------   ------   --------   ----------
        Total Revenue......................  $   2,068   $ 2,029   $ 2,740   $   2,607   $2,452   $  2,305   $    2,109
                                             ---------   -------   -------   ---------   ------   --------   ----------
Operating Expenses.........................  $     792   $   916   $ 1,231   $   1,065   $1,081   $  1,027   $      649
General & Administrative...................         52        50        70          56       59         48          651
Depreciation...............................        409       409       545         519      502        489          479
Interest Expense...........................        444       465       620         636      649        662          610
Property Taxes.............................        131       142       190         160      153        166          164
                                             ---------   -------   -------   ---------   ------   --------   ----------
        Total Expenses.....................  $   1,828   $ 1,982   $ 2,656   $   2,436   $2,444   $  2,392   $    2,554
                                             ---------   -------   -------   ---------   ------   --------   ----------
Net Income before extraordinary items......  $     240   $    47   $    84   $     171   $    8   $    (87)  $     (445)
Extraordinary Items........................         --        --        --          --       --         --           --
                                             ---------   -------   -------   ---------   ------   --------   ----------
Net Income (Loss)..........................  $     240   $    47   $    84   $     171   $    8   $    (87)  $     (445)
                                             =========   =======   =======   =========   ======   ========   ==========
Net Income per limited partnership unit....  $1,584.00   $310.20   $554.40   $1,126.67   $55.85   $(574.35)  $(2,937.52)
                                             =========   =======   =======   =========   ======   ========   ==========
Distributions per limited partnership
  unit.....................................  $3,300.00   $    --   $    --   $      --   $   --   $     --   $       --
                                             =========   =======   =======   =========   ======   ========   ==========

         3644


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



 Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $240,000 for the nine months ended September 30, 1998, $47,000 for the nine months ended September 30, 1997. The increase in net income of $193,000 was primarily the result of an increase in rental revenue and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $2,068,000 for the nine months ended September 30, 1998, compared to $2,029,000 for the nine months ended September 30, 1997, a increase of $39,000, or 1.92%. The Partnership increased rental rates by an average of 4.63%. Also there was a slight increase in income from cleaning and damage fees.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $792,000 for the nine months ended September 30, 1998, compared to $916,000 for the nine months ended September 30, 1997, a decrease of $124,000. The decrease is primarily due to the decrease in maintenance expenses. The property underwent an exterior painting project during the prior period. Partnership property management expenses totaled $104,000 for the nine months ended September 30,1998, compared to $102,000 for the nine months ended September 30,1997, an increase of $2,000, or 1.96%.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $52,000 for the nine months ended September 30, 1998, compared to $50,000 the corresponding period for 1997, an increase of $2,000 or 4%. This increase is due primarily to higher general partner reimbursements.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $444,000 for the nine months ended September 30, 1998, compared to $465,000 for the nine months ended September 30, 1997, a decrease of $21,000, or 4.52%. This decrease is due to a lower principal balance on mortgage indebtedness during the period.



 Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized net income of $84,000 for the year ended December 31, 1997, compared to a net income of $171,000 for the year ended December 31, 1996. The decrease in net income of $87,000 was

         3645


primarily the result of an increase in operating expenses offset by an increase in revenues. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $2,740,000 for the year ended December 31, 1997, compared to $2,607,000 for the year ended December 31, 1996, an increase of $133,000, or 5.10%. This increase is due primarily to a 4.63% increase in rental rates. Other Income increased $17,000, or 16.3% from 1996. This increase is largely due to the increase in cleaning and damage fees and late fees. These increases were offset by slight decreases in deposit forfeitures and lease cancellations fees.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,231,000 for the year ended December 31, 1997, compared to $1,065,000 for the year ended December 31, 1996, a increase of $166,000 or 15.59%. The increase is due primarily to higher costs related to exterior repairs and replacement. Management expenses totaled $136,000 for the year ended December 31, 1997 compared to $128,000 for the year ended December 31, 1996, an increase of $8,000, or 6.25%. The increase resulted from an increase in rental revenues as management fees are calculated based on a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $70,000, an increase of $14,000 for the year ended December 31, 1997, compared to the prior year. This increase is due primarily to higher partnership administrative costs, asset manager fees and increased licenses and permit costs.



     INTEREST EXPENSE



     Interest expense totaled $620,000 for the year ended December 31, 1997, compared to $636,000 for the year ended December 31, 1996, a decrease of $16,000, or 2.52%. The decrease is the result of a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.



 Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership had net income of $171,000 for the year ended December 31, 1996, compared to net income of $8,000 for the year ended December 31, 1995. The increase in net income of $163,000 was primarily the result of an increase in rental revenues and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $2,607,000 for the year ended December 31, 1996, compared to $2, 452,000 for the year ended December 31, 1995, an increase of $155,000, or 6.32%. This increase is primarily due to a 6.70% increase in average rental rates, while occupancy remained stable.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,065,000 for the year ended December 31, 1996, compared to $1,081,000 for the year ended December 31, 1995, a decrease of $16,000 or 1.48%. This decrease is due to a decrease in all advertising costs. Management expenses decreased approximately 8.18% from prior year.

         3646


     INTEREST EXPENSE



     Interest expense totaled $636,000 for the year ended December 31, 1996, compared to $649,000 for the year ended December 31, 1995, a decrease of $13,000, or 2.0%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $538,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $6,789,000. The mortgage requires monthly payments of approximately $64,000 until October, 2002, with a balloon payment of approximately $5,909,0000 due in November 2002. The note is collateralized by pledge of land and buildings and all rents of the property. The note has a stated interest rate of 7.60%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         3647

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 150 units of your partnership (up to 37.5 units) for consideration per unit of (i) 1,799.25 Preferred OP Units, (ii) 1,162.75 Common OP Units, or (iii) $44,980 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         3648

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

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  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         3650

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         3651

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         3652

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         3653


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         3654


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         3655

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         3656


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         3657


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         3658


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         3659

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         3660

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         3661


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         3662

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         3663


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         3664

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under South Carolina law.               as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash From Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2013.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
operate, lease, and manage your                   Partnership is to conduct any business that
partnership's property for investment,            may be lawfully conducted by a limited
capital appreciation and the production of        partnership organized pursuant to the
income. Subject to restrictions contained in      Delaware Revised Uniform Limited Part-
your partnership's agreement of limited           nership Act (as amended from time to time,
partnership, your partnership may do all          or any successor to such statute) (the
things necessary for or incidental to the         "Delaware Limited Partnership Act"),
protection and benefit of your partnership,       provided that such business is to be
including, without limitation, borrowing          conducted in a manner that permits AIMCO to
funds and creating liens.                         be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         3665
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partners of your partnership are      The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 150 units for cash and      limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
not enter into agreements with itself or any      contribute funds or other assets to its
of its affiliates for services, except for        subsidiaries or other persons in which it
agreements for the man-                           has an equity investment,

         3666
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

agement and operations of your partnership's      and such persons may borrow funds from the
property and other such agreements set forth      AIMCO Operating Partnership, on terms and
in your partnership's agreement of limited        conditions established in the sole and
partnership. In addition, your partnership        absolute discretion of the general partner.
is not allowed to make loans to the partner.      To the extent consistent with the business
However, the general partner may, and in          purpose of the AIMCO Operating Partnership
certain circumstances are required to, lend       and the permitted activities of the general
money to your partnership as the general          partner, the AIMCO Operating Partnership may
partner deem necessary for the payment of         transfer assets to joint ventures, limited
any partnership obligations and expenses,         liability companies, partnerships,
which loans, will be repaid with interest at      corporations, business trusts or other
the rate of 1% per annum over the then            business entities in which it is or thereby
prevailing prime rate of The Citizens and         becomes a participant upon such terms and
Southern National Bank of South Carolina for      subject to such conditions consistent with
short-term, unsecured loans (but in no event      the AIMCO Operating Partnership Agreement
to exceed the maximum legal rate) from the        and applicable law as the general partner,
first available cash and prior to any             in its sole and absolute discretion,
distributions to the limited partners;            believes to be advisable. Except as
provided, however, that the managing general      expressly permitted by the AIMCO Operating
partner must first make reasonable efforts        Partnership Agreement, neither the general
to secure loans from an unaffiliated third        partner nor any of its affiliates may sell,
party.                                            transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partners of your partnership are      The AIMCO Operating Partnership Agreement
authorized, on behalf of your partnership,        contains no restrictions on borrowings, and
to borrow funds, execute and issue mortgage       the general partner has full power and
notes and other evidences of indebtedness         authority to borrow money on behalf of the
and secure such indebtedness by mortgage,         AIMCO Operating Partnership. The AIMCO
deed of trust, pledge or other lien;              Operating Partnership has credit agreements
provided, however, that a refinancing of          that restrict, among other things, its
your partnership's property will be in the        ability to incur indebtedness.
sole discretion of the managing general
partner.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their duly authorized representative to           purpose of such demand and at such OP
review the books and records of your              Unitholder's own expense, to obtain a
partnership upon reasonable notice during         current list of the name and last known
business hours at the registered office of        business, residence or mailing address of
your partnership at such limited partners'        the general partner and each other OP
expense.                                          Unitholder.



                               Management Control


The general partner of your partnership is        All management powers over the business and
responsible for and direct the management of      affairs of the AIMCO Operating Partnership
your partnership's business and assets and        are vested in AIMCO-GP, Inc., which is the
has all rights and powers generally               general partner. No OP Unitholder has any
conferred by law or which are necessary,          right to participate in or exercise control
advisable or consistent in connection             or management power over the business and
therewith, subject to the limitations             affairs of the AIMCO Operating Partner-
contained in your partnership's agreement of      ship. The OP Unitholders have the right to
limited partnership.                              vote on

         3667
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

No limited partner has the right to take          certain matters described under "Comparison
part in or interfere in any manner with the       of Your Units and AIMCO OP Units -- Voting
conduct or control of the business of your        Rights" below. The general partner may not
partnership or the right or authority to act      be removed by the OP Unitholders with or
for or bind your partnership.                     without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership are not liable to your           Agreement, the general partner is not liable
partnership or the limited partners and are       to the AIMCO Operating Partnership for
indemnified for any loss or damage resulting      losses sustained, liabilities incurred or
from any act or omission performed or             benefits not derived as a result of errors
omitted in good faith, which does not             in judgment or mistakes of fact or law of
constitute fraud, gross negligence or             any act or omission if the general partner
willful misconduct, pursuant to the               acted in good faith. The AIMCO Operating
authority granted to them to promote the          Partnership Agreement provides for
interests of your partnership. Moreover, the      indemnification of AIMCO, or any director or
general partner is not liable to your             officer of AIMCO (in its capacity as the
partnership of the limited partner because        previous general partner of the AIMCO
any taxing authorities disallow or adjust         Operating Partnership), the general partner,
any deduction or credits in your partnership      any officer or director of general partner
income tax returns.                               or the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions

         3668
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner upon a vote        the business and affairs of the AIMCO
of the limited partners owning more than 50%      Operating Partnership. The general partner
of the units. A general partner may resign        may not be removed as general partner of the
at any time; provided, however that such          AIMCO Operating Partnership by the OP
resignation does not cause the default under      Unitholders with or without cause. Under the
or result in the acceleration of the payment      AIMCO Operating Partnership Agreement, the
of any loan secured by your partnership's         general partner may, in its sole discretion,
property. The affirmative vote or written         prevent a transferee of an OP Unit from
consent of the limited partners holding a         becoming a substituted limited partner
majority of the outstanding units are re-         pursuant to the AIMCO Operating Partnership
quired for the election and admission of a        Agreement. The general partner may exercise
substitute general partner. A limited             this right of approval to deter, delay or
partners may not transfer its units without       hamper attempts by persons to acquire a
the written consent of the managing general       controlling interest in the AIMCO Operating
partner.                                          Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to effect a ministerial change which      Agreement, whereby the general partner may,
does not materially affect the rights of the      without the consent of the OP Unitholders,
limited partners and as required by law. All      amend the AIMCO Operating Partnership
other amendments must be approved by the          Agreement, amendments to the AIMCO Operating
limited partners owning more than 50% of the      Partnership Agreement require the consent of
units, the general partner and, amendments        the holders of a majority of the outstanding
that will adversely affect the rights or          Common OP Units, excluding AIMCO and certain
interests of any general partner, by such         other limited exclusions (a "Majority in
general partner. Limited partners owning at       Interest"). Amendments to the AIMCO
least 20% of the units have the power to          Operating Partnership Agreement may be
propose amendments to the agreement.              proposed by the

         3669
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  general partner or by holders of a Majority
                                                  in Interest. Following such proposal, the
                                                  general partner will submit any proposed
                                                  amendment to the OP Unitholders. The general
                                                  partner will seek the written consent of the
                                                  OP Unitholders on the proposed amendment or
                                                  will call a meeting to vote thereon. See
                                                  "Description of OP Units -- Amendment of the
                                                  AIMCO Operating Partnership Agreement" in
                                                  the accompanying Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives  1/4 of 1% of the gross operating        its capacity as general partner of the AIMCO
revenue of your partnership's property as a       Operating Partnership. In addition, the
partnership administration fee. Moreover,         AIMCO Operating Partnership is responsible
the general partner or certain affiliates         for all expenses incurred relating to the
may be entitled to compensation for addi-         AIMCO Operating Partnership's ownership of
tional services rendered.                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


No limited partner, unless it is deemed to        Except for fraud, willful misconduct or
be taking part in the control of the              gross negligence, no OP Unitholder has
business, is bound by, or is personally           personal liability for the AIMCO Operating
liable for the expenses, liabilities or           Partnership's debts and obligations, and
obligation of your partnership and his            liability of the OP Unitholders for the
liability is limited solely to the amount of      AIMCO Operating Partnership's debts and
his capital contribution to your                  obligations is generally limited to the
partnership, together with the undistributed      amount of their investment in the AIMCO
share of the profits of your partnership          Operating Partnership. However, the
form time to time credited to its capital         limitations on the liability of limited
account and any money or other property           partners for the obligations of a limited
wrongfully paid or conveyed to him on             partnership have not been clearly
account of his contribution, including but        established in some states. If it were
not limited to money or property to which         determined that the AIMCO Operating Part-
creditors were legally entitled, paid or          nership had been conducting business in any
conveyed to a limited partner, and under          state without compliance with the applicable
certain circumstances, interest on returned       limited partnership statute, or that the
capital.                                          right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.

         3670
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                                Fiduciary Duties


The general partner of your partnership           Unless otherwise provided for in the
possess an overriding fiduciary obligation        relevant partnership agreement, Delaware law
to your partnership. However, the general         generally requires a general partner of a
partner is not required to devote all of its      Delaware limited partnership to adhere to
time or business efforts to the affairs of        fiduciary duty standards under which it owes
your partnership, but it must devote so much      its limited partners the highest duties of
of its time and attention to your                 good faith, fairness and loyalty and which
partnership as is necessary and advisable to      generally prohibit such general partner from
successfully manage the affairs of your           taking any action or engaging in any
partnership. In addition, any partner may         transaction as to which it has a conflict of
engage in or possess an interest in other         interest. The AIMCO Operating Partnership
business ventures of every nature and             Agreement expressly authorizes the general
description, whether such ventures are            partner to enter into, on behalf of the
competitive with your partnership or              AIMCO Operating Partnership, a right of
otherwise, including but not limited to, the      first opportunity arrangement and other
acquisition, ownership, financing, leasing,       conflict avoidance agreements with various
operation, management, syndication,               affiliates of the AIMCO Operating
brokerage, sale, construction and                 Partnership and the general partner, on such
development of real property, which may be        terms as the general partner, in its sole
located in the market area or vicinity of         and absolute discretion, believes are
your partnership's property, and neither          advisable. The AIMCO Operating Partnership
your partnership nor the partner will have        Agreement expressly limits the liability of
any rights in or to such independent              the general partner by providing that the
ventures or to income or profits derived          general partner, and its officers and
therefrom.                                        directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
In general, your partnership's agreement of       Partnership, the limited partners or as-
limited partnership and the AIMCO Operating       signees for errors in judgment or mistakes
Partnership Agreement have limitations on         of fact or law or of any act or omission if
the liability of the general partner but          the general partner or such director or
such limitations differ and provide more          officer acted in good faith. See
protection for the general partner of the         "Description of OP Units -- Fiduciary
AIMCO Operating Partnership.                      Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to

         3671
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  dividends from the Management Subsidiaries
                                                  (as defined below) or interest paid by the
                                                  Management Subsidiaries does not qualify as
                                                  passive activity income and cannot be offset
                                                  against losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the

         3672
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        OP Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the limited          AIMCO Operating Partnership       OP Unitholders have voting
partners have voting rights       Agreement, the holders of         rights only with respect to
only with respect to the          the Preferred OP Units will       certain limited matters such
following issues: sale or         have the same voting rights       as certain amendments and
other disposition of your         as holders of the Common OP       termination of the AIMCO
partnership's property,           Units. See "Description of        Operating Partnership
material amendments to your       OP Units" in the accompany-       Agreement and certain
partnership's agreement of        ing Prospectus. So long as        transactions such as the
limited partnership,              any Preferred OP Units are        institution of bankruptcy
termination of your               outstanding, in addition to       proceedings, an assignment
partnership, removal of a         any other vote or consent of      for the benefit of creditors
general partner, election         partners required by law or       and certain transfers by the
and admission of a                by the AIMCO Operating            general partner of its
substitute general partner        Partnership Agreement, the        interest in the AIMCO
and election of a trustee to      affirmative vote or consent       Operating Partnership or the
liquidate and distribute          of holders of at least 50%        admission of a successor
your partnership's assets         of the outstanding Preferred      general partner.
upon retirement of the last       OP Units will be necessary
remaining general partner.        for effecting any amendment       Under the AIMCO Operating
Each matter requires the          of any of the provisions of       Partnership Agreement, the
majority vote of the holders      the Partnership Unit              general partner has the
of units for approval. The        Designation of the Preferred      power to effect the
consent of the general            OP Units that materially and      acquisition, sale, transfer,
partner is required to sell       adversely affects the rights      exchange or other
your partnership's property,      or preferences of the             disposition of any assets of
to amend your partnership's       holders of the Preferred OP       the AIMCO Operating
agreement of limited              Units. The creation or            Partnership (including, but
partnership and to terminate      issuance of any class or          not limited to, the exercise
your partnership.                 series of partnership units,      or grant of any conversion,
                                  including, without                option, privilege or
A general partner may cause       limitation, any partner-          subscription right or any
the dissolution of your           ship units that may have          other right available in
partnership by retiring           rights senior or superior to      connection with any assets
unless, the remaining             the Preferred OP Units,           at any time held by the
general partner, or if none,      shall not be deemed to            AIMCO Operating Partnership)
all of the limited partners,      materially adversely affect       or the merger,
agree to continue your            the rights or preferences of      consolidation,
partnership and elect a           the holders of Preferred OP       reorganization or other
successor general partner by      Units. With respect to the        combination of the AIMCO
the affirmative vote of the       exercise of the above             Operating Partnership with
limited partners holding a        described voting rights,          or into another entity, all
majority of the outstanding       each Preferred OP Units           without the consent of the
units.                            shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
In general, you have greater                                        The general partner may
voting rights in your                                               cause the dissolution of the
partnership than you will                                           AIMCO Operating Partnership
have as an OP Unitholder. OP                                        by an "event of withdrawal,"
Unitholders can not remove                                          as defined in the Delaware
the general partner of the                                          Limited Partnership Act
AIMCO Operating Partnership.                                        (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in

         3673
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    interest," as defined in the
                                                                    Delaware Limited Partnership
                                                                    Act, agree in writing, in
                                                                    their sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Net Cash from       at the rate of $0.50 per          or such portion as the
Operations are to be              Preferred OP Unit; provided,      general partner may in its
distributed no less often         however, that at any time         sole and absolute discretion
than quarterly. The dis-          and from time to time on or       determine, of Available Cash
tributions payable to the         after the fifth anniversary       (as defined in the AIMCO
partners are not fixed in         of the issue date of the          Operating Partnership
amount and depend upon the        Preferred OP Units, the           Agreement) generated by the
operating results and net         AIMCO Operating Partnership       AIMCO Operating Partnership
sales or refinancing pro-         may adjust the annual             during such quarter to the
ceeds available from the          distribution rate on the          general partner, the special
disposition of your               Preferred OP Units to the         limited partner and the
partnership's assets.             lower of (i) 2.00% plus the       holders of Common OP Units
                                  annual interest rate then         on the record date es-
                                  applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the general partner,
                                  cumulative from the date of       the special lim-
                                  original issue. Holders of
                                  Preferred

         3674
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  OP Units will not be              ited partner and holders of
                                  entitled to receive any           Common OP Units with respect
                                  distributions in excess of        to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his limited              for the Preferred OP Units        for the OP Units. The AIMCO
partnership interest to any       and the Preferred OP Units        Operating Partnership
person provided that: (1)         are not listed on any             Agreement restricts the
such transfer is not in           securities exchange. The          transferability of the OP
contravention of any              Preferred OP Units are            Units. Until the expiration
applicable law or                 subject                           of

         3675
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS



your partnership's agreement      to restrictions on transfer       one year from the date on
of limited partnership, (ii)      as set forth in the AIMCO         which an OP Unitholder
a duly executed and               Operating Partnership             acquired OP Units, subject
acknowledged assignment has       Agreement.                        to certain exceptions, such
been approved by the general                                        OP Unitholder may not
partners and (iii) the            Pursuant to the AIMCO             transfer all or any por-
transferee represents in          Operating Partnership             tion of its OP Units to any
writing that it satisfies         Agreement, until the              transferee without the
the suitability re-               expiration of one year from       consent of the general
quirements for limited            the date on which a holder        partner, which consent may
partners. In order for a          of Preferred OP Units             be withheld in its sole and
transferee to be substituted      acquired Preferred OP Units,      absolute discretion. After
as a limited partner, in          subject to certain                the expiration of one year,
addition to the above             exceptions, such holder of        such OP Unitholder has the
requirements: (1) the             Preferred OP Units may not        right to transfer all or any
assignee must execute an          transfer all or any portion       portion of its OP Units to
irrevocable power of              of its Preferred OP Units to      any person, subject to the
attorney appointing the           any transferee without the        satisfaction of certain con-
general partners as the           consent of the general            ditions specified in the
assignee's attor-                 partner, which consent may        AIMCO Operating Partnership
ney-in-fact, (2) the              be withheld in its sole and       Agreement, including the
transfer fee is paid, (3)         absolute discretion. After        general partner's right of
the interest transferred is       the expiration of one year,       first refusal. See
not less than one unit or         such holders of Preferred OP      "Description of OP Units --
such lesser amount owned by       Units has the right to            Transfers and Withdrawals"
the assignor and (4) such         transfer all or any portion       in the accompanying
other conditions as are set       of its Preferred OP Units to      Prospectus.
forth in your partnership's       any person, subject to the
agreement of limited              satisfaction of certain           After the first anniversary
partnership must be               conditions specified in the       of becoming a holder of
fulfilled.                        AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
There are no redemption           the general partner's right       subject to the terms and
rights associated with your       of first refusal.                 conditions of the AIMCO
units.                                                              Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred Stock        elect to cause AIMCO to
                                  of AIMCO that pay an              acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on

         3676
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  the Preferred OP Units            Stock, based on an exchange
                                  tendered for redemption;          ratio of one share of Class
                                  provided that such shares         A Common Stock for each Com-
                                  are part of a class or            mon OP Unit, subject to
                                  series of preferred stock         adjustment as provided in
                                  that is then listed on the        the AIMCO Operating
                                  NYSE or another national          Partnership Agreement.
                                  securities exchange. The
                                  Preferred OP Units may not
                                  be redeemed at the option of
                                  the AIMCO Operating
                                  Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         3677

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         3678

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         3679

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         3680

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         3681


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         3682


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         3683

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         3684

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         3685

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         3686

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner of your partnership receives an annual management fee and may also receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $17,000 in 1996, $21,000 in 1997 and $12,000 in 1998. The property manager received management fees of $128,000 in 1996, $136,000 in 1997 and $140,000 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         3687

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,686,750 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $5,000
Accountant's Fees...........................................  $5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $9,000
Other.......................................................  $11,000
                                                              ------
          Total.............................................  $50,000
                                                              ======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate, at the election of the company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         3688

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.



                                    EXPERTS





     Ernst & Young LLP, independent auditors, have audited the financial statements of Rivercrest Apartments, Ltd. at December 31, 1997, and for the year then ended, as set forth in their report. We've included the financial statements of Rivercrest Apartments, Ltd. in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         3689


                          RIVERCREST APARTMENTS, LTD.


                         INDEX TO FINANCIAL STATEMENTS


Condensed Balance Sheet -- as of September 30, 1998
  (Unaudited)...............................................  F-2
Condensed Statements of Operations -- for the nine months
  ended September 30, 1998 and 1997 (Unaudited).............  F-3
Condensed Statements of Cash Flows -- for the nine months
  ended September 30, 1998 and 1997 (Unaudited).............  F-4
Note A -- Basis of Presentation (unaudited).................  F-5
Independent Auditors' Report................................  F-6
Balance Sheet as of December 31, 1997.......................  F-7
Statement of Operations for the year ended December 31,
  1997......................................................  F-8
Statement of Partners' Capital/(deficit) for the year ended
  December 31, 1997.........................................  F-9
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-10
Notes to Financial Statements...............................  F-11
Balance sheet as of December 31, 1996 (unaudited)...........  F-16
Statement of Operations for the year ended December 31, 1996
  (unaudited)...............................................  F-17
Statement of Partners' Capital/(Deficit) for the year ended
  December 31, 1996 (unaudited).............................  F-18
Statement of Cash Flows for the year ended December 31, 1996
  (unaudited)...............................................  F-19
Notes to Financial Statements (unaudited)...................  F-20

         3690


                           RIVERCREST APARTMENTS LTD.



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                     ASSETS



Cash and cash equivalents...................................                $  538,370
Receivables and deposits....................................                   145,924
Restricted escrows..........................................                   345,736
Other assets................................................                    46,325
Investment property:
  Land......................................................  $ 1,292,618
  Building and related personal property....................   15,110,209
                                                              -----------
                                                               16,402,827
  Less: Accumulated depreciation............................   (7,899,841)   8,502,986
                                                              -----------   ----------
          Total Assets......................................                $9,579,341
                                                                            ==========

                          LIABILITIES AND PARTNERS' CAPITAL

Accounts payable............................................                $    9,161
Accrued liabilities.........................................                    79,153
Property taxes payable......................................                   131,128
Tenant security deposits....................................                    49,186
Notes payable...............................................                 6,788,690
          Partners' capital.................................                 2,522,023
                                                                            ----------
          Total liabilities and partners' capital...........                $9,579,341
                                                                            ==========



                             See accompanying note.

         3691


                           RIVERCREST APARTMENTS LTD.


                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED


                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
Revenues:
  Rental income.............................................  $1,964,006   $1,936,516
  Other income..............................................     104,022       92,345
                                                              ----------   ----------
          Total revenues....................................   2,068,028    2,028,861
Expenses:
  Operating expenses........................................     792,438      915,695
  General and administrative expenses.......................      51,601       50,236
  Depreciation expense......................................     408,750      408,750
  Interest expense..........................................     444,092      465,000
  Property tax expense......................................     131,344      142,316
                                                              ----------   ----------
          Total expenses....................................   1,828,225    1,981,997
                                                              ----------   ----------
Net income..................................................  $  239,803   $   46,864
                                                              ==========   ==========


                             See accompanying note.

         3692


                           RIVERCREST APARTMENTS LTD.



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
Operating activities:
  Net income................................................  $ 239,803   $  46,864
  Adjustments to reconcile net income to net cash provided
     by operating activities:
  Depreciation and Amortization.............................    446,912     541,851
  Changes in accounts:
     Receivables and deposits and other assets..............    (46,621)     93,059
     Accounts Payable and accrued expenses..................    (81,464)     84,158
                                                              ---------   ---------
          Net cash provided by operating activities.........    558,630     765,932
                                                              ---------   ---------
Investing activities
  Property improvements and replacements....................   (273,384)   (214,661)
  Net decrease in restricted escrows........................     (8,039)    (11,182)
                                                              ---------   ---------
  Net cash used in investing activities.....................   (281,423)   (225,843)
                                                              ---------   ---------
Financing activities
  Payments on mortgage......................................   (166,306)   (154,172)
  Partners' Distributions...................................   (500,000)         --
                                                              ---------   ---------
  Net cash used in financing activities.....................   (666,306)   (154,172)
                                                              ---------   ---------
  Net increase (decrease) in cash and cash equivalents......   (389,099)    385,917
  Cash and cash equivalents at beginning of year............    927,469     460,027
                                                              ---------   ---------
  Cash and cash equivalents at end of period................  $ 538,370   $ 845,944
                                                              =========   =========



                             See accompanying note.

         3693


                           RIVERCREST APARTMENTS LTD.



                   NOTE TO FINANCIAL STATEMENTS -- UNAUDITED



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Rivercrest Apartments Ltd. as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         3694

                         REPORT OF INDEPENDENT AUDITORS

The Partners
Rivercrest Apartments, Ltd.

     We have audited the accompanying balance sheet of Rivercrest Apartments, Ltd. (the "Partnership") as of December 31, 1997 and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivercrest Apartments, Ltd., at December 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

August 31, 1998
Greenville, South Carolina

         3695

                          RIVERCREST APARTMENTS, LTD.

                                 BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                     ASSETS

Cash and cash equivalents...................................            $   928
Receivables and deposits....................................                 94
Restricted escrows..........................................                338
Other assets................................................                 56
Investment property (Notes B and D):
  Land......................................................  $ 1,259
  Buildings and related personal property...................   14,870
                                                              -------
                                                               16,129
Less accumulated depreciation...............................   (7,491)    8,638
                                                              -------   -------
                                                                        $10,054
                                                                        =======
                       LIABILITIES AND PARTNERS' CAPITAL
Liabilities:
  Accounts payable..........................................            $   222
  Tenant security deposit liability.........................                 54
  Other liabilities.........................................                 74
  Mortgage note payable (Note B)............................              6,922
                                                                        -------
                                                                          7,272
Partners' capital/(deficit):
  General partners..........................................  $   (60)
  Limited partners (150 units issued and outstanding).......    2,842     2,782
                                                              -------   -------
                                                                        $10,054
                                                                        =======

                            See accompanying notes.

         3696

                          RIVERCREST APARTMENTS, LTD.

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                        (IN THOUSANDS, EXCEPT UNIT DATA)

Revenues:
  Rental income.............................................           $ 2,619
  Other income..............................................               121
                                                                       -------
                                                                         2,740
Expenses:
  Operating.................................................  $1,231
  General and administrative................................      70
  Depreciation..............................................     545
  Interest..................................................     620
  Property taxes............................................     190     2,656
                                                              ------   -------
Net income..................................................           $    84
                                                                       =======
Net income allocated to general partners (1%)...............           $     1
Net income allocated to limited partners (99%)..............                83
                                                                       -------
                                                                       $    84
                                                                       =======
Net income per limited partnership unit.....................           $554.40
                                                                       =======

                            See accompanying notes.

         3697

                          RIVERCREST APARTMENTS, LTD.

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   ------
Capital/(deficit) at December 31, 1996......................    $(61)     $2,759    $2,698
  Net income................................................       1          83        84
                                                                ----      ------    ------
Capital/(deficit) at December 31, 1997......................    $(60)     $2,842    $2,782
                                                                ====      ======    ======

                            See accompanying notes.

         3698

                          RIVERCREST APARTMENTS, LTD.

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

Cash flows from operating activities
  Net income................................................   $   84
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................      545
     Amortization of loan costs and mortgage discount.......       66
     Change in operating assets and liabilities:
       Receivables and deposits.............................      100
       Other assets.........................................      (10)
       Accounts payable.....................................      207
       Tenant security deposit liabilities..................       (6)
       Other liabilities....................................       14
                                                               ------
  Net cash provided by operating activities.................    1,000
Cash flows used in investing activities
  Property improvements and replacements....................     (305)
  Deposits to restricted escrows............................      (19)
                                                               ------
  Net cash used in investing activities.....................     (324)
Cash flows used in financing activities
  Principal payments on mortgage notes payable..............     (208)
                                                               ------
  Net increase in cash......................................      468
  Cash and cash equivalents at December 31, 1996............      460
                                                               ------
  Cash and cash equivalents at December 31, 1997............   $  928
                                                               ======
Supplemental disclosure of cash flow information
  Cash paid for interest expense............................   $  555
                                                               ======

                            See accompanying notes.

         3699

                          RIVERCREST APARTMENTS, LTD.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Rivercrest Apartments, Ltd. (the "Partnership") was organized as a limited partnership under the laws of the State of South Carolina pursuant to a Certificate and Agreement of Limited Partnership dated November 30, 1983 and extending to December 31, 2013, unless terminated sooner. One hundred and fifty limited partnership units were issued. The Partnership owns and operates a 312-unit apartment complex, Rivercrest Apartments, in Roswell, Georgia.

  Investment Property

     Investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1997.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Risks and Uncertainties

     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.

  Cash and Cash Equivalents

     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

  Fair Value of Financial Instruments

     The Partnership believes that the carrying amount of its financial instruments (except for long-term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long-term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.

  Loan Costs

     Loan costs of approximately $88,000 incurred with the financing of long-term debt are amortized on a straight-line basis over the life of the debt. Accumulated amortization is approximately $45,000 at December 31, 1997. These costs are included in "Other Assets".

         3700
                          RIVERCREST APARTMENTS, LTD.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Tenant Security Deposits

     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.

Restricted Escrow

     The Reserve Escrow was established to cover necessary repairs and replacements of existing improvements, debt service, and out-of-pocket expenses incurred for ordinary and necessary administrative tasks and payment of real estate taxes and insurance premiums. The Partnership is required to deposit net operating income (as defined in the mortgage note) to the reserve account until the reserve account equals $1,000 per apartment unit or $312,000 in total. At December 31, 1997, the balance in this reserve account is approximately $338,000, which includes interest earned on such funds.

  Partnership Allocations

     Net earnings or loss, distributions to partners, and taxable income or loss are allocated to the partners in accordance with the partnership agreement.

  Leases

     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.

  Advertising Costs

     The Partnership expenses the costs of advertising as incurred.

  Depreciation

     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.

NOTE B -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                              (IN THOUSANDS)
                                                              --------------
First Mortgage -- payable in monthly installments of
  approximately $62,000 including interest at 7.60% to
  October 2002, with a balloon payment of approximately
  $5,666,000 due in November 2002. The note is
  collateralized by pledge of land and building and all
  rents of the property.....................................      $6,952
Second Mortgage -- payable in monthly installments of
  approximately $2,000 interest only at 7.60% to October
  2002, with a balloon payment of approximately $243,000 due in November 2002. The note is collateralized by pledge of
  land and buildings and all rents of the property..........         243
                                                                  ------
                                                                   7,195
Less unamortized discount...................................        (273)
                                                                  ------
Mortgage notes payable at December 31, 1997.................      $6,922
                                                                  ======

         3701
                          RIVERCREST APARTMENTS, LTD.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Partnership exercised interest rate buy-down options for Rivercrest Apartments, Ltd. when the debt was refinanced, reducing the stated rate from 8.76% to 7.60%. The fee for the interest rate reduction amounted to $564,000 and is being amortized as a loan discount on the straight-line method over the life of the loans. The discount fee is reflected as a reduction of the mortgage notes payable and increases the effective rate of the debt to 8.76%.

     Scheduled principal payments of mortgage notes payable subsequent to December 31, 1997 are as follows (in thousands):

1998.......................................................   $  224
1999.......................................................      241
2000.......................................................      261
2001.......................................................      281
2002.......................................................    6,188
                                                              ------
                                                              $7,195
                                                              ======

NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES

     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.

     The following payments were made to Insignia and its affiliates in 1997 (in thousands):

Property management fees....................................   $136
Reimbursements for services of affiliates...................     21


     For the period of January 1, 1997, to August 31, 1997, the Partnership insured its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligations was not significant.


NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP
                                 (IN THOUSANDS)

                                                                          BUILDINGS        COST
                                                                         AND RELATED    CAPITALIZED
                                                                          PERSONAL     SUBSEQUENT TO
                  DESCRIPTION                    ENCUMBRANCES    LAND     PROPERTY      ACQUISITION
                  -----------                    ------------   ------   -----------   -------------
Rivercrest Apartments
  Roswell, Georgia.............................     $7,195      $1,259     $12,047        $2,823
                                                    ======      ======     =======        ======

         3702
                          RIVERCREST APARTMENTS, LTD.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                         GROSS AMOUNT AT WHICH CARRIED
                                 (IN THOUSANDS)

                                        BUILDINGS
                                       AND RELATED
                                        PERSONAL               ACCUMULATED      DATE      DEPRECIABLE
        DESCRIPTION            LAND     PROPERTY      TOTAL    DEPRECIATION   ACQUIRED   LIFE -- YEARS
        -----------           ------   -----------   -------   ------------   --------   -------------
Rivercrest Apartments,
  Roswell, Georgia..........  $1,259     $14,870     $16,129      $7,491      11/01/83       5-30
                              ======     =======     =======      ======

     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.

     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):

Investment Property
  Balance at beginning of year..............................   $15,824
  Property improvements.....................................       305
                                                               -------
  Balance at end of year....................................   $16,129
                                                               =======
Accumulated Depreciation
  Balance at beginning of year..............................   $ 6,946
  Additions charged to expense..............................       545
                                                               -------
  Balance at end of year....................................   $ 7,491
                                                               =======

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $16,129,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $13,358,000.

NOTE E -- INCOME TAXES

     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

     The following is a reconciliation of reported net income and Federal taxable loss (in thousands, except per unit data):

Net income as reported......................................   $    84
Add (deduct):
  Depreciation differences..................................      (194)
  Rental Income.............................................        14
  Other.....................................................         3
                                                               -------
Net loss -- Federal income tax basis........................   $   (93)
                                                               =======
Federal taxable loss per limited partnership unit...........   $613.80
                                                               =======

         3703
                          RIVERCREST APARTMENTS, LTD.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):

Net assets as reported......................................   $ 2,782
Accumulated depreciation....................................    (5,867)
Syndication fees............................................       841
Other.......................................................        25
                                                               -------
Net deficiency -- tax basis.................................   $(2,219)
                                                               =======

NOTE F -- YEAR 2000 (UNAUDITED)

     The Partnership is dependent upon the General Partner and Insignia for management and administrative services. Insignia has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter (the "Year 2000 Issue"). The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The General Partner believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Partnership.

NOTE G EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         3704


                          RIVERCREST APARTMENTS, LTD.



                           BALANCE SHEET (UNAUDITED)


                               DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                     ASSETS



Cash and cash equivalents:..................................            $  460
Receivables and deposits....................................               194
Restricted escrow...........................................               319
Other assets................................................                55
Investment property (Notes B and C):
  Land......................................................  $ 1,259
  Building and improvements.................................   14,566
                                                              -------
                                                               15,825
  Less accumulated depreciation.............................   (6,947)   8,878
                                                              -------   ------
                                                                        $9,906
                                                                        ======

                      LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
  Accounts payable..........................................            $   15
  Other liabilities.........................................                60
  Tenant security deposits payable..........................                60
  Mortgage note payable (Note C)............................             7,073
                                                                        ------
                                                                         7,208
Partners' capital/(deficit):
  General partners..........................................  $   (61)
  Limited partners (150 units issued and outstanding).......    2,759    2,698
                                                              -------   ------
                                                                        $9,906
                                                                        ======



                            See accompanying notes.

         3705


                          RIVERCREST APARTMENTS, LTD.



                        STATEMENT OF INCOME (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



Revenues:
  Rental income.............................................           $   2,503
  Other income..............................................                 104
                                                                       ---------
                                                                           2,607
Expenses:
  Operating.................................................  $1,065
  General and administrative................................      56
  Depreciation..............................................     519
  Interest..................................................     636
  Property taxes............................................     160       2,436
                                                              ------   ---------
          Net income........................................           $     171
                                                                       =========
          Net income allocated to general partners (1%).....           $       2
          Net income allocated to limited partners (99%)....                 169
                                                                       ---------
                                                                       $     171
                                                                       =========
          Net income per limited partnership unit:..........           $1,126.67
                                                                       =========



                            See accompanying notes.

         3706


                          RIVERCREST APARTMENTS, LTD.



              STATEMENT OF PARTNERS' CAPITAL/(DEFICIT) (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



                                                              LIMITED    GENERAL
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   ------
Partners' capital/(deficit) at December 31, 1995............   $2,590      $(63)    $2,527
  Net income................................................      169         2        171
                                                               ------      ----     ------
Partners' capital/(deficit) at December 31, 1996............   $2,759      $(61)    $2,698
                                                               ======      ====     ======



                            See accompanying notes.

         3707


                          RIVERCREST APARTMENTS, LTD.



                      STATEMENT OF CASH FLOWS (UNAUDITED)


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



Cash flows from operating activities
  Net income................................................   $171
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    519
     Amortization of loan costs and mortgage discount.......     65
     Changes in assets and liabilities:
       Receivables and deposits and other assets............    (82)
       Accounts payable and other liabilities...............     (9)
                                                               ----
          Net cash provided by operating activities.........    664
Cash flows from investing activities
  Net deposits to restricted escrows........................      2
  Property improvements and replacements....................   (216)
                                                               ----
          Net cash used in investing activities.............   (214)
Cash flows from financing activities
  Principal payments on mortgage note payable...............   (192)
                                                               ----
  Net cash used in financing activities.....................   (192)
                                                               ----
  Increase in cash and cash equivalents.....................    258
  Cash and cash equivalents at December 31, 1995............    202
                                                               ----
  Cash and cash equivalents at December 31, 1996............   $460
                                                               ====
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................   $570
                                                               ====



                            See accompanying notes.

         3708


                          RIVERCREST APARTMENTS, LTD.



                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)


                               DECEMBER 31, 1996



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Rivercrest Apartments, Ltd. (the "Partnership") was organized as a limited partnership under the laws of the State of South Carolina pursuant to a Certificate and Agreement of Limited Partnership dated November 30, 1983 and extending to December 31, 2013, unless terminated sooner. One hundred and fifty limited partnership interests were issued. The Partnership owns and operates a 312-unit apartment complex, Rivercrest Apartments, in Roswell, Georgia.



  Investment Property



     The investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.

         3709

                          RIVERCREST APARTMENTS, LTD.



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



  Loan Costs



     Loan costs are being amortized using the straight-line method over the life of the loan and are included in other assets.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Partnership Allocations



     Net earnings or loss, distributions to partners, and taxable income or loss are allocated to the partners in accordance with the partnership agreement.



  Restricted Escrows



     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property. The balance in the restricted escrow account at December 31, 1996 was approximately $319,000.



NOTE B -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                     BUILDINGS AND     COST CAPITALIZED
                                                                    RELATED PERSONAL    SUBSEQUENT TO
DESCRIPTION                                 ENCUMBRANCES    LAND        PROPERTY         ACQUISITION
-----------                                 ------------   ------   ----------------   ----------------
Rivercrest Apartments.....................     $7,073      $1,259       $12,047             $2,519
                                               ======      ======       =======             ======



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                        BUILDINGS AND
                                           RELATED
                                          PERSONAL                ACCUMULATED      DATE     DEPRECIABLE
DESCRIPTION                     LAND      PROPERTY       TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
-----------                    ------   -------------   -------   ------------   --------   -----------
Rivercrest Apartments........  $1,259      $14,566      $15,825      $6,947      11/1/83       5-30
                               ======      =======      =======      ======



     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.

         3710

                          RIVERCREST APARTMENTS, LTD.



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



Investment Property
Balance at beginning of year................................   $15,609
Property improvements.......................................       216
                                                               -------
Balance at end of year......................................   $15,825
                                                               =======
Accumulated Depreciation
Balance at beginning of year................................   $ 6,428
Additions charged to expense................................       519
                                                               -------
Balance at end of year......................................   $ 6,947
                                                               =======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is approximately $ 15,825,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is approximately $12,620,000.



NOTE C -- MORTGAGE NOTE PAYABLE



     Long-term debt consists of the following (dollar amounts in thousands):



First Mortgage -- payable in monthly installments of
  approximately $62, including interest at 7.60% to October
  2002. At November 2002, a balloon payment representing the principal will be due and payable. The note is
  collaterized by pledge of land and building and all rents
  of the property...........................................   $7,159
Second Mortgage -- payable in monthly installments of
  approximately $2, interest only at 7.60% to October 2002.
  At November 2002, a balloon payment representing the
  principal will be due and payable. The note is
  collateralized by pledge of land and buildings and all
  rents of the property.....................................      243
                                                               ------
                                                                7,402
Less unamortized discount...................................     (329)
                                                               ------
Mortgage notes payable at December 31, 1996.................   $7,073
                                                               ======



     The Partnership exercised interest rate buy-down options for Rivercrest Apartments, Ltd. When the debt was refinanced, reducing the stated rate from 8.76% to 7.60%. The fee for the interest rate reduction amounted to approximately $564,000 and is being amortized as a loan discount on the straight-line method over the life of the loans. The discount fee is reflected as a reduction of the mortgage notes payable and increases the effective rate of the debt to 8.76%.



     Principal maturities of the mortgage note payable at December 31, 1996 are as follows (in thousands):



1997........................................................   $  208
1998........................................................      224
1999........................................................      241
2000........................................................      261
2001........................................................      281
Thereafter..................................................    6,187
                                                               ------
                                                               $7,402
                                                               ======

         3711

                          RIVERCREST APARTMENTS, LTD.



            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)



NOTE D -- RELATED PARTY TRANSACTIONS



     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1996 (in thousands):



Property management fees....................................   $128
Reimbursements for services of affiliates...................   $ 17



     The Partnership insures its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligations was not significant.



NOTE E -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.



     The following is a reconciliation of reported net income and Federal taxable loss (in thousands, except unit data):



Net income as reported......................................   $    171
Deduct:
  Depreciation differences..................................       (186)
                                                               --------
Federal taxable loss........................................   $    (15)
                                                               ========
Federal taxable loss per limited partnership unit...........   $(100.00)
                                                               ========



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net assets as reported......................................   $ 2,698
Accumulated depreciation....................................    (5,673)
Other liabilities...........................................         8
Syndication and distribution costs..........................       841
                                                               -------
Net liabilities -- tax basis................................   $(2,126)
                                                               =======



NOTE F -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc. an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         3712


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         3713

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         3714

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         3715

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         3716

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         3717

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         3718

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         3719

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         3720

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         3721

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         3722

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         3723

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         3724

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         3725

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         3726

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         3727

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3728

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3729

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         3730

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3731

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         3732

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         3733

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         3734

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3735

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3736

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3737


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         3738

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         3739


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         3740


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         3741


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         3742


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3743


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         3744

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         3745


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         3746


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3747


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         3748


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         3749


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         3750


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         3751


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         3752


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         3753


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         3754


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3755


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         3756


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         3757


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3758


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         3759

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3760


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         3761

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3762

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Rivercrest Apartments Ltd.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Rivercrest Apartments Ltd. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $44,980 in cash, or 1,162.75 Common OP Units of the Purchaser, or 1,799.25 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         3763

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general party to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         3764

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         3765

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         3766


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         3767


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         3768

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         3769

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         3770

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         3771


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                   Salem Arms of Augusta Limited Partnership


                        in exchange for your choice of:


            4.75 of our 8.0% Class Two Partnership Preferred Units;


                    3.25 of our Partnership Common Units; or


                                 $117 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-23 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $117 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.


     - Recently, Moody's Investors Service revised its outlook for our ratings from stable to negative.


     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         3772

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
SUMMARY........................................    S-1
  The AIMCO Operating Partnership..............    S-1
  Affiliation with your General Partner........    S-1
  Risk Factors.................................    S-1
  Background and Reasons for the Offer.........    S-5
  Valuation of Units...........................    S-9
  Fairness of the Offer........................   S-10
  Your Partnership.............................   S-11
  The Offer....................................   S-12
  Terms of the Offer...........................   S-12
  Certain Federal Income Tax Consequences......   S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................   S-14
  Comparison of Your Units and AIMCO OP Units..   S-14
  Conflicts of Interest........................   S-15
  Source and Amount of Funds and Transactional
    Expenses...................................   S-16
  Summary Financial Information of AIMCO
    Properties, L.P............................   S-17
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......   S-19
  Summary Financial Information of Salem Arms
    of Augusta Limited Partnership.............   S-21
  Comparative Per Unit Data....................   S-21
THE AIMCO OPERATING PARTNERSHIP................   S-22
RISK FACTORS...................................   S-23
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................   S-23
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................   S-23
    Offer Consideration May Not Equal the Value
      of Your Units............................   S-23
    Conflicts of Interest with Respect to the
      Offer....................................   S-23
    Possible Subsequent Offer at a Higher
      Price....................................   S-23
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................   S-24
    Holding Units May Result in Greater Future
      Value....................................   S-24
    Offer Consideration May Not Represent Fair
      Market Value.............................   S-24
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................   S-24
    Offer Consideration May Be Less Than
      Liquidation Value........................   S-24
    Fairness Opinion of Third Party Relied on
      Information We Provided..................   S-24
    Loss of Future Distributions from Your
      Partnership..............................   S-25
    Possible Effect of the Other Exchange
      Offers on Us.............................   S-25
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................   S-25
    Fundamental Change in Nature of
      Investment...............................   S-25
    Fundamental Change in Number of Properties
      Owned....................................   S-25
    Lack of Trading Market for OP Units........   S-25
    Uncertain Future Distributions.............   S-25
    Possible Reduction in Required
      Distributions on Preferred OP Units......   S-25
    Possible Redemption of Preferred Stock.....   S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................   S-26
    Limitations on Effecting a Change of
      Control..................................   S-26
    Limitation on Transfer of OP Units.........   S-26
    Limited Voting Rights of Holders of OP
      Units....................................   S-26
    Market Prices for AIMCO's Securities May
      Fluctuate................................   S-26
    Litigation Associated with Partnership
      Acquisitions.............................   S-26
    Dilution of Interests of Holders of OP
      Units....................................   S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................   S-26



                                                  PAGE
                                                  ----
    Possible Increase in Control of Your
      Partnership by Us........................   S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................   S-27
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........   S-27
    Risk of Inability to Transfer Units for
      12-Month Period..........................   S-27
    Possible Change in Time Frame Regarding
      Sale of Property.........................   S-27
SPECIAL FACTORS TO CONSIDER....................   S-27
BACKGROUND AND REASONS FOR THE OFFER...........   S-28
  Background of the Offer......................   S-28
  Alternatives Considered......................   S-29
  Expected Benefits of the Offer...............   S-31
  Disadvantages of the Offer...................   S-32
VALUATION OF UNITS.............................   S-33
FAIRNESS OF THE OFFER..........................   S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................   S-35
  Fairness to Unitholders who Tender their
    Units......................................   S-36
  Fairness to Unitholders who do not Tender
    their Units................................   S-37
  Comparison of Consideration to Alternative
    Consideration..............................   S-37
  Allocation of Consideration..................   S-40
STANGER ANALYSIS...............................   S-40
  Experience of Stanger........................   S-41
  Summary of Materials Considered..............   S-41
  Summary of Reviews...........................   S-42
  Conclusions..................................   S-44
  Assumptions, Limitations and
    Qualifications.............................   S-45
  Compensation and Material Relationships......   S-46
YOUR PARTNERSHIP...............................   S-46
  General......................................   S-46
  Your Partnership and its Property............   S-46
  Property Management..........................   S-47
  Investment Objectives and Policies; Sale or
    Financing of Investments...................   S-47
  Capital Replacement..........................   S-48
  Borrowing Policies...........................   S-48
  Competition..................................   S-48
  Legal Proceedings............................   S-48
  History of the Partnership...................   S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................   S-49
  Distributions and Transfers of Units.........   S-49
  Beneficial Ownership of Interests in Your
    Partnership................................   S-50
  Compensation Paid to the General Partner and
    its Affiliates.............................   S-50
SELECTED FINANCIAL INFORMATION OF SALEM ARMS OF
  AUGUSTA......................................   S-51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................   S-52
THE OFFER......................................   S-55
  Terms of the Offer; Expiration Date..........   S-55
  Acceptance for Payment and Payment for
    Units......................................   S-55
  Procedure for Tendering Units................   S-56
  Withdrawal Rights............................   S-59
  Extension of Tender Period; Termination;
    Amendment..................................   S-59
  Prorations...................................   S-60
  Fractional OP Units..........................   S-60

         3773


                                                  PAGE
                                                  ----
  Future Plans of the AIMCO Operating
    Partnership................................   S-60
  Voting by the AIMCO Operating Partnership....   S-61
  Dissenters' Rights...........................   S-61
  Conditions of the Offer......................   S-61
  Effects of the Offer.........................   S-64
  Certain Legal Matters........................   S-64
  Fees and Expenses............................   S-66
  Accounting Treatment.........................   S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........   S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................   S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................   S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................   S-68
  Disguised Sale Treatment.....................   S-68
  Adjusted Tax Basis...........................   S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................   S-69
  Passive Activity Losses......................   S-69
  Tax Reporting................................   S-70
  Foreign Offerees.............................   S-70
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............   S-70
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................   S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....   S-79
DESCRIPTION OF PREFERRED OP UNITS..............   S-85
  General......................................   S-85
  Ranking......................................   S-85



                                                  PAGE
                                                  ----
  Distributions................................   S-85
  Allocation...................................   S-86
  Liquidation Preference.......................   S-86
  Redemption...................................   S-87
  Voting Rights................................   S-87
  Restrictions on Transfer.....................   S-88
DESCRIPTION OF CLASS I PREFERRED STOCK.........   S-88
  Comparison of Preferred OP Units and Class I
    Preferred Stock............................   S-90
CONFLICTS OF INTEREST..........................   S-94
  Conflicts of Interest with Respect to the
    Offer......................................   S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................   S-94
  Competition Among Properties.................   S-94
  Features Discouraging Potential Takeovers....   S-94
  Future Exchange Offers.......................   S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................   S-95
LEGAL MATTERS..................................   S-96
EXPERTS........................................   S-96
INDEX TO FINANCIAL STATEMENTS..................    F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................    P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......    A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................    B-1

         3774

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, AmReal Corporation, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-23 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $2,568,000, less approximately $298,378 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         3775


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         3776


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2014 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         3777


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         3778


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

         3779


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in August 2012. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis, but will have to sell its property or refinance its indebtedness to pay such balloon payments.] In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         3780


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $9.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $8.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         3781


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         3782

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 8.50% per annum, which resulted in an increase from the initial capitalization rate of 0.50%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.00%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income (January 1, 1997 to December 31,
  1997).....................................................  $   282,000
Capitalization rate.........................................        11.00%
                                                              -----------
Estimated gross valuation of your partnership's
  property(1)...............................................  $ 2,568,000
Plus: Cash and cash equivalents.............................      169,663
Plus: Other partnership assets, net of security deposits....      115,865
Less: Mortgage debt, including accrued interest.............   (1,301,124)
Less: Notes payable, including accrued interest.............       (8,584)
Less: Accounts payable and accrued expenses.................      (13,489)
                                                              -----------
Less: Other liabilities.....................................    1,530,331
Partnership valuation before taxes and certain costs........            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (298,378)
Less: Closing costs.........................................      (64,200)
                                                              -----------
Estimated net valuation of your partnership.................    1,167,753
Percentage of estimated net valuation allocated to units....        95.00%
                                                              -----------
Estimated net valuation of units............................    1,109,365
          Total number of units.............................      9,500.0
                                                              -----------
Estimated valuation per unit................................          117
                                                              ===========
Cash consideration per unit.................................  $       117
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $117 by the $25 liquidation preference of each Preferred OP Unit to get 4.75 Preferred OP Units per unit.

         3783


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $117 by a price of $38.69 to get 3.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................   $   117
Partnership Preferred Units.................................   $   117
Partnership Common Units....................................   $   117
Alternatives:
  Prices on secondary market................................      Not available
  Estimated liquidation proceeds............................   $   117
  Estimated going concern value.............................   $   113
  Net book value (deficit)..................................   $(26.94)


STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a

         3784

financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Salem Arms of Augusta Limited Partnership is a limited partnership which was formed on July 10, 1974 for the purpose of owning and operating a single apartment property located in Augusta, Georgia, known as "Salem Arms of Augusta." Salem Arms of Augusta consists of 136 units and was built in 1971. Your partnership has no employees. As of September 30, 1998, there were 9,500 units of limited partnership interest issued and outstanding, which were held of record by 15 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold limited partnership units in 1974. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $3.99 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2014, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $1,244,408, payable to Reilly Mortgage, which bears interest at the rate of 8.50%. The mortgage debt is due in August 2012. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner owed no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         3785

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 4.75 of our Class Two Partnership Preferred Units;



     - 3.25 of our Partnership Common Units; or



     - $117 in cash;



in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer. A unit for purposes of this offer represents a 1% interest in your partnership.


     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 9,500 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 4.75 Preferred OP Units, 3.25 Common OP Units, or $117 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

         3786

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.

         3787

     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and

         3788

liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $117 in cash, 4.75 Preferred OP Units or 3.25 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $117.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $7,325 for the fiscal year ended December 31, 1998. The property manager received management fees of $50,711 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.

         3789

SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $277,875 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         3790

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         3791

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         3792

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         3793


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         3794


   SUMMARY FINANCIAL INFORMATION OF SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP



     The summary financial information of Salem Arms of Augusta Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Salem Arms of Augusta Limited Partnership for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. The financial statements for 1995, 1994, and 1993 are not included in this Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP





                                                          FOR THE NINE
                                                          MONTHS ENDED
                                                          SEPTEMBER 30,             FOR THE YEAR ENDED DECEMBER 31,
                                                        -----------------   -----------------------------------------------
                                                         1998      1997      1997      1996      1995      1994      1993
                                                        -------   -------   -------   -------   -------   -------   -------
                                                                       (IN THOUSANDS, EXCEPT PER UNIT DATA)

Operating Data:
  Total Revenues......................................  $   567   $   568   $   786   $   729   $   773   $   766   $   721
  Net Income..........................................  $    81   $    79   $    54   $    82   $   134   $    98   $    77
  Net Income per limited partnership unit.............  $  8.05   $  7.80   $  5.44   $  8.22   $ 13.44   $  9.88   $  7.72
  Distributions per limited partnership unit..........  $    --   $    --   $  0.39   $  0.42   $  2.99   $    --   $    --
  Distributions per limited partnership unit (which
    represent a return of capital)....................  $    --   $    --   $    --   $    --   $    --   $    --   $    --



                                                          SEPTEMBER 30,                      DECEMBER 31,
                                                        -----------------   -----------------------------------------------
                                                         1998      1997      1997      1996      1995      1994      1993
                                                        -------   -------   -------   -------   -------   -------   -------
                                                                       (IN THOUSANDS, EXCEPT PER UNIT DATA)

Balance Sheet Data:
  Cash and Cash Equivalents...........................  $   249   $   206   $    88   $   162   $   105   $   120   $    55
  Real Estate Net of Accumulated Depreciation.........  $   751   $   783   $   775   $   757   $   772   $   772   $   733
  Total Assets........................................  $ 1,145   $ 1,130   $ 1,070   $ 1,061   $ 1,018   $   992   $   885
  Notes Payable.......................................  $ 1,267   $ 1,312   $ 1,301   $ 1,344   $ 1,384   $ 1,420   $ 1,454
  General Partners' Capital/(Deficit).................  $   (21)  $   (24)  $   (25)  $   (28)  $   (31)  $   (36)  $   (42)
  Limited Partners' Capital/(Deficit).................  $  (154)  $  (203)  $  (231)  $  (279)  $  (353)  $  (453)  $  (546)
  Partners' Deficit...................................  $  (175)  $  (227)  $  (255)  $  (307)  $  (384)  $  (489)  $  (589)
  Total Distributions.................................  $    --   $    --   $ 3,857   $ 4,153   $29,862   $    --   $    --
  Book value per limited partnership unit.............  $ 16.24   $ 21.38   $(24.27)  $(29.32)  $(37.15)  $(47.59)  $(57.47)
  Net increase (decrease) in cash and cash
    equivalents.......................................  $   160   $    44   $   (74)  $    57   $   (15)  $    65   $   (60)
  Net cash provided by operating activities...........  $   239   $   147   $   137   $   152   $   146   $   180   $   122
  Ratio of earnings to fixed charges..................   1.94/1    1.89/1    1.48/1    1.71/1    2.14/1    1.81/1    1.62/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                              SALEM ARMS
                                                                 AIMCO        OF AUGUSTA
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $8.13           $  0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $9.50           $  0

         3795

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         3796

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $2,568,000, less approximately $298,378 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         3797


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         3798


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2014 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         3799


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

         3800


removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.


                          SPECIAL FACTORS TO CONSIDER


     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

         3801

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 3.00% interest, consisting of a 0% limited partnership interest and a 3.00% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         3802


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         3803

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $79,000 for the nine months ended September 30, 1997, to $81,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in July 2012. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize

         3804

taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.


     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $0 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $9.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

         3805

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $0 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $8.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         3806


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 8.50% per annum, which resulted in an increase from the initial capitalization rate of 0.50%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.00%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Gross Property Value                 $  282,459            11.00%        $ 2,567,800
                                                                                   -----------

         3807

---------------


     (1) The total net operating income is equal to total revenues of $767,178, less total expenses of $443,919 and recurring replacement costs of $40,800.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $1,167,753. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 95% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $   282,000
Capitalization rate.........................................        11.00%
                                                              -----------
Gross valuation of partnership property.....................    2,568,000
Plus: Cash and cash equivalents.............................      169,663
Plus: Other partnership assets, net of security deposits....      115,865
Less: Mortgage debt, including accrued interest.............   (1,301,124)
Less: Accounts payable and accrued expenses.................       (8,584)
Less: Other liabilities.....................................      (13,489)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,530,331
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (298,378)
Less: Closing costs.........................................      (64,200)
                                                              -----------
Estimated net valuation of your partnership.................    1,167,753
Percentage of estimated net valuation allocated to holders
  of units..................................................        95.00%
                                                              -----------
Estimated net valuation of LP ownership.....................    1,109,365
          Total LP Percentage...............................      9,500.0
                                                              -----------
Estimated valuation per unit................................          117
                                                              ===========
Cash consideration per unit.................................          117
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $117 by the $25 liquidation preference of each Preferred OP Unit to get 4.75 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $117 by a price of $38.69 to get 3.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183 of which, $1,167,753 or 0.21% is the net valuation of your partnership.

         3808


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $79,000 for the nine months ended September 30, 1997 to $81,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         3809


        11. The estimated unit value of $117, based on a total estimated value of your partnership's property of $2,568,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's indebtedness. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $9.50 per year on the number of Preferred OP Units, or distributions of $8.13 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         3810

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         3811


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2014, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $   117
Partnership preferred units.................................      117(1)
Partnership common units....................................      117(1)
Alternatives:
                                                              Not
  Prices on secondary market................................  Available
  Estimated liquidation proceeds............................  $   117
  Estimated going concern value.............................  $   113
  Net book (deficit)........................................  $(26.94)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Appraisals



     Adjuster's International, Inc. ("AI") is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property, determining the physical condition of the property and what repairs are needed and then estimating the cost of such repairs based upon its experience in making such estimates. AI was retained by us because of its experience in evaluating needed repairs of real property and paid $2,500 by us for its reports. Such payments were not contingent upon completion of the offer. AI has no material relationship with us or our affiliates except for such reports and AI has conducted, is currently conducting and may in the future conduct similar analyses of other property held by us and our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of the reports, which are not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is

         3812

our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 18%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 3% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $113 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.

         3813

  Net Book Value


     Net book deficit per unit is $26.94 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



STANGER'S ESTIMATE OF NET ASSET VALUE, GOING CONCERN VALUE AND LIQUIDATION VALUE



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $121 per unit, going concern value of $115 per unit and liquidation value of $115 per unit. For an explanation of how Stanger determined such values see "Stanger
Opinion -- Summary of Reviews -- Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Prices" An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $4.00, $2.00 and $2.00. In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 95% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its

         3814

entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.


SUMMARY OF MATERIALS CONSIDERED



     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.

         3815


     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              SALEM ARMS
                                                              ----------
Total Revenues..............................................  $ 808,056
Operating Expenses..........................................   (445,699)
Replacement Reserves -- Net.................................    (62,606)
Debt Service................................................   (168,115)
Capital Expenditures........................................     (1,800)
                                                              ---------
          Net Cash Flow.....................................  $ 129,936
                                                              =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred

         3816

maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.


     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 11%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $298,378. Stanger observed that your partnership liquidation value of $1,167,753 was allocated 95% to the limited partner and divided by 9,500 to achieve the liquidation value per unit of $113.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $282,459 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $10,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.5%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 18%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.5%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 9,500 to achieve management's estimate of going concern value of $113 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $117 per unit is equal to management's estimate of liquidation value,

         3817


and reflects a 3.5% premium to management's estimate of going concern value. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing with the third year from the closing of this transaction, preferred stock of AIMCO with a dividend equal to the dividend on the Preferred OP Units. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive 0.6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.25%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.75%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 18% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 18% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, 12.89% as described above), plus 500 basis points reflecting the additional risk associated with mortgage debt equal to approximately 50% of property value. The result was rounded. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $121, $115 and $115 representing premiums (discounts) to the offer price of 3.4%, (1.7)% and (1.7)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating

         3818

Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.

         3819


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.


                                YOUR PARTNERSHIP


GENERAL



     Salem Arms of Augusta Limited Partnership, is a South Carolina limited partnership which completed a private offering in 1974. Insignia acquired the general partner of your partnership in December 1990. AIMCO acquired Insignia in October 1998. There are currently a total of 15 limited partners of your partnership and a total of 9,500 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on July 10, 1974 for the purpose of owning an apartment property located in Augusta, Georgia, known as "Salem Arms of Augusta." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1971 and consists of 136 apartment units. There are 36 two-bedroom apartments and 100 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 90.52% in 1998, 91.18% in 1997 and 91.18% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Your partnership has received a report from Adjuster's International, Inc. ("AI") that your partnership's property needs deferred maintenance of $298,378 primarily for roofing, gutters and down specks, and landscape and irrigation. AI is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property and then estimating needed repairs for each part of the building inspected. AI was retained by and paid $2,500 by us for its report and has conducted and may in the future conduct similar analyses of other properties held by our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of report, which is not dated, by AI may

         3820


be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



     Budgeted renovations or improvements for 1999 total $298,378 and are intended to be paid for out of cash flow or borrowings.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $458    $427    $455    $450    $432



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $36,420 of $1,284,640 of assessed valuation with a current yearly tax rate of $2.84%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 2.89% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2014 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership in a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve

         3821


over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 91% and $428, respectively, at December 31, 1998, compared to 91% and $458, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy and at the property rental rates to improve in the near future because of expected improvements and local market economic strength. In addition, the general partner noted that it expects to spend approximately $298,378 for capital improvements at the property in 1999 to repair and improve the property as described in Attached Report from Adjuster's International. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospectus. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $1,244,408, payable to Reilly Mortgage, which bears interest at the rate of 8.50%. The mortgage debt is due in August 2012. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner owed no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.

         3822


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2014, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership are not liable, responsible or accountable in damages or otherwise to any of the partners for any acts performed by it in good faith within the scope of the authority conferred on it by your partnership's agreement of limited partnership. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership's agreement of limited partnership does not provide for the indemnification of the general partners or their affiliates.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $   0              0                  0                     0
1994...................................      0              0                  0                     0
1995...................................   3.14          1,457                  0              7,101.25
1996...................................    .44            163                  0                997.50
1997...................................    .41            152                  0                926.25
1998...................................      0              0                  0                     0
                                         -----          -----                  --             --------
          Total........................  $3.99          1,772                  0              9,025.00


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that

         3823


there have been no units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 3% interest in your partnership, including the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates,
(i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................     $5,712
1995........................................................      5,712
1996........................................................      5,712
1997........................................................      8,650
1998........................................................      7,325



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1995........................................................  $52,269
1996........................................................   47,992
1997........................................................   50,739
1998........................................................   50,711



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         3824


                         SELECTED FINANCIAL INFORMATION


                            OF SALEM ARMS OF AUGUSTA



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Salem Arms of Augusta taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from audited financial statements which are not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                     SEPTEMBER 30,                      DECEMBER 31,
                                                   -----------------   -----------------------------------------------
                                                    1998      1997      1997      1996      1995      1994      1993
                                                   -------   -------   -------   -------   -------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT PER UNIT DATA)
Cash and Cash Equivalents........................  $   249   $   206   $    88   $   162   $   105   $   120   $    55
Land & Building..................................    2,831     2,781     2,793     2,693     2,634     2,569     2,465
Accumulated Depreciation.........................   (2,080)   (1,998)   (2,018)   (1,936)   (1,862)   (1,797)   (1,732)
Other Assets.....................................      145       141       207       142       141       100        97
                                                   -------   -------   -------   -------   -------   -------   -------
        Total Assets.............................  $ 1,145   $ 1,130   $ 1,070   $ 1,061   $ 1,018   $   992   $   885
                                                   =======   =======   =======   =======   =======   =======   =======
Notes Payable....................................  $ 1,267   $ 1,312   $ 1,301   $ 1,344   $ 1,384   $ 1,420   $ 1,454
Other Liabilities................................       53        45        24        24        18        61        20
                                                   -------   -------   -------   -------   -------   -------   -------
        Total Liabilities........................  $ 1,320   $ 1,357   $ 1,325   $ 1,368   $ 1,402   $ 1,481   $ 1,474
                                                   -------   -------   -------   -------   -------   -------   -------
        Partners Deficit.........................  $  (175)  $  (227)  $  (255)  $  (307)  $  (384)  $  (489)  $  (589)
                                                   =======   =======   =======   =======   =======   =======   =======



                                                                               SALEM ARMS
                                                   -------------------------------------------------------------------
                                                     FOR THE NINE
                                                     MONTHS ENDED                    FOR THE YEAR ENDED
                                                     SEPTEMBER 30,                      DECEMBER 31,
                                                   -----------------   -----------------------------------------------
                                                    1998      1997      1997      1996      1995      1994      1993
                                                   -------   -------   -------   -------   -------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT PER UNIT DATA)
Rental Revenue...................................  $   535   $   539   $   748   $   697   $   744   $   735   $   705
Other Income.....................................       32        29        38        32        29        31        16
                                                   -------   -------   -------   -------   -------   -------   -------
        Total Revenue............................  $   567   $   568   $   786   $   729   $   773   $   766   $   721
                                                   -------   -------   -------   -------   -------   -------   -------
Operating Expenses...............................  $   188   $   192   $   300   $   248   $   258   $   277   $   264
General & Administrative.........................      122       120       201       178       164       175       174
Depreciation.....................................       62        62        83        73        66        66        54
Interest Expense.................................       86        89       112       115       118       121       124
Property Taxes...................................       28        26        36        33        33        29        28
                                                   -------   -------   -------   -------   -------   -------   -------
        Total Expenses...........................  $   486   $   489   $   732   $   647   $   639   $   668   $   644
                                                   -------   -------   -------   -------   -------   -------   -------
Net Income before extraordinary items............  $    81   $    79   $    54   $    82   $   134   $    98   $    77
Extraordinary Items..............................       --        --        --        --        --        --        --
                                                   -------   -------   -------   -------   -------   -------   -------
Net Income.......................................  $    81   $    79   $    54   $    82   $   134   $    98   $    77
                                                   =======   =======   =======   =======   =======   =======   =======
Net Income per limited partnership unit..........  $  8.05   $  7.80   $  5.44   $  8.22   $ 13.44   $  9.88   $  7.72
                                                   =======   =======   =======   =======   =======   =======   =======
Distributions per limited partnership unit.......  $    --   $    --   $  0.39   $  0.42   $  2.99   $    --   $    --
                                                   =======   =======   =======   =======   =======   =======   =======

         3825


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $81,000 for the nine months ended September 30, 1998, compared to $79,000 for the nine months ended September 30, 1997. The increase in net income of $2,000 was primarily the result of an increase in other income and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $567,000 for the nine months ended September 30, 1998, compared to $568,000 for the nine months ended September 30, 1997, a decrease of $1,000, or 0.01%. A slight decrease in rental revenues was offset by an increase in other income, primarily higher application fees and other miscellaneous income. Overall, there were no large fluctuations from the prior period.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $188,000 for the nine months ended September 30, 1998, compared to $192,000 for the nine months ended September 30, 1997, a decrease of $4,000, or 2.10%. The decrease is due to lower advertising and general maintenance costs. The decrease in advertising is due to steady occupancy. The property experienced decreases in ground maintenance and is no longer undergoing the remodeling which it incurred in 1997.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses increased $2,000 to $122,000 for the nine months ended September 30, 1998, compared to $120,000 the corresponding period for 1997. This increase is due primarily to higher professional fees and computer maintenance.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $86,000 for the nine months ended September 30, 1998, compared to $89,000 for the nine months ended September 30, 1997, a decrease of $3,000, or 3.37%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized net income of $54,000 for the year ended December 31, 1997, compared to a net income of $82,000 for the year ended December 31, 1996. The decrease in net income of $28,000 was

         3826


primarily the result of an increase in operating and general and administrative expenses, partially offset by an increase in revenues. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $786,000 for the year ended December 31, 1997, compared to $729,000 for the year ended December 31, 1996, an increase of $57,000, or 7.25%. This increase is due primarily to a 7.26% increase in rental rates. Other Income increased $6,000, or 18.75% from 1996. This increase is largely due to higher late fees collected.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $300,000 for the year ended December 31, 1997, compared to $248,000 for the year ended December 31, 1996, an increase of $52,000 or 20.9%. The increase is primarily due to an 18.7% increase in grounds maintenance and general repair of the exterior and interior of the apartment complex. Management expenses of $51,000 for 1997 increased approximately 5.66% from prior year due to the increase in rental revenue.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $201,000, for the year ended December 31, 1997, an increase of $23,000 compared to the prior year. This increase is due primarily to general increases in partnership administrative and asset management costs. Bookkeeping fees increased $3,000 from prior year.



     DEPRECIATION EXPENSE



     Depreciation expense increased $10,000 (13.7%) to $83,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



     INTEREST EXPENSE



     Interest expense totaled $112,000 for the year ended December 31, 1997, compared to $115,000 for the year ended December 31, 1996, a decrease of $3,000, or 2.6%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership had net income of $82,000 for the year ended December 31, 1996, compared to net income of $134,000 for the year ended December 31, 1995. The decrease in net income of $52,000 was primarily the result of a decrease in rental revenues. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $729,000 for the year ended December 31, 1996, compared to $773,000 for the year ended December 31, 1995, a decrease of $44,000, or 6.03%. This decrease is primarily due to a 7% decrease in average rental rates. This decrease is offset by a $3,000 increase in other income, due primarily to higher deposit forfeitures and lease cancellation fees.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $248,000 for the year ended December 31, 1996, compared to $258,000 for the year ended December 31, 1995, a

         3827


decrease of $10,000 or 3.88%. This decrease is due to a general decrease in repair and maintenance costs. Management expenses of $48,000 decreased approximately 8.18% from the prior year. This decrease corresponds to the decrease in rental revenue during the current year.



     DEPRECIATION EXPENSE



     Depreciation expense increased $7,000, or 10.6% due primarily to capitalized additions to the investment property during the year ended December 31, 1996.



     INTEREST EXPENSE



     Interest expense totaled $115,000 for the year ended December 31, 1996, compared to $118,000 for the year ended December 31, 1995, a decrease of $3,000, or 2.5%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $249,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $1,267,000. The mortgage requires monthly payments of approximately $12,897 until July, 2012, including interest at 8.5%. The note is collateralized by pledge of land and buildings and is insured by HUD. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         3828

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 9,500 units of your partnership (up to 2,375 units) for consideration per unit of (i) 4.75 Preferred OP Units, (ii) 3.25 Common OP Units, or (iii) $117 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below).


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim distributions made by your partnership between

         3829

  , 1999, and the expiration of the offer. See "-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         3830

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         3831

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         3832

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         3833

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         3834


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         3835


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         3836

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         3837


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         3838


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         3839


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         3840

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         3841

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         3842


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         3843

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         3844


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         3845

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under South Carolina law.               as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is           Partnership Agreement") or as provided by
December 31, 2014.                                law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
own, develop, operate and manage your             Partnership is to conduct any business that
partnership's property. Subject to                may be lawfully conducted by a limited
restrictions contained in your partnership's      partnership organized pursuant to the
agreement of limited partnership, your            Delaware Revised Uniform Limited Part-
partnership may do all things necessary for       nership Act (as amended from time to time,
or incidental to the protection and benefit       or any successor to such statute) (the
of your partnership, including borrowing          "Delaware Limited Partnership Act"),
funds and creating liens.                         provided that such business is to be
                                                  conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         3846
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


Your partnership's agreement of limited           The general partner is authorized to issue
partnership does not provide for the              additional partnership interests in the
issuance additional limited partnership           AIMCO Operating Partnership for any
interests in your partnership other than          partnership purpose from time to time to the
those that have already been purchased at         limited partners and to other persons, and
the time of the execution of your                 to admit such other persons as additional
partnership's agreement of limited                limited partners, on terms and conditions
partnership. The capital contributions of         and for such capital contributions as may be
the limited partners need not be equal.           established by the general partner in its
                                                  sole discretion. The net capital
                                                  contribution need not be equal for all OP
                                                  Unitholders. No action or consent by the OP
                                                  Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Your partnership's agreement of limited           The AIMCO Operating Partnership may lend or
partnership is silent as to any restrictions      contribute funds or other assets to its
on contracting with the general partner or        subsidiaries or other persons in which it
its affiliates.                                   has an equity investment,

         3847
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  and such persons may borrow funds from the
                                                  AIMCO Operating Partnership, on terms and
                                                  conditions established in the sole and
                                                  absolute discretion of the general partner.
                                                  To the extent consistent with the business
                                                  purpose of the AIMCO Operating Partnership
                                                  and the permitted activities of the general
                                                  partner, the AIMCO Operating Partnership may
                                                  transfer assets to joint ventures, limited
                                                  liability companies, partnerships,
                                                  corporations, business trusts or other
                                                  business entities in which it is or thereby
                                                  becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.


                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money or issue               contains no restrictions on borrowings, and
evidences of indebtedness in furtherance of       the general partner has full power and
any or all of the objects of your                 authority to borrow money on behalf of the
partnership's business and to secure the          AIMCO Operating Partnership. The AIMCO
same by mortgage, pledge or other lien.           Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their duly authorized representative to           purpose of such demand and at such OP
inspect and examine the books of your             Unitholder's own expense, to obtain a
partnership at all times at the principal         current list of the name and last known
office of your partnership.                       business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership           All management powers over the business and
authorized to do any and all things               affairs of the AIMCO Operating Partnership
necessary and proper of the accomplishment        are vested in AIMCO-GP, Inc., which is the
of the objection enumerated in your               general partner. No OP Unitholder has any
partnership's agreement of limited                right to participate in or exercise control
partnership or necessary or incident to the       or management power over the business and
protection and benefit of your partnership.       affairs of the AIMCO Operating Partner-
No limited partner may take part in the           ship. The OP Unitholders have the right to
conduct or control of the business of your        vote on certain matters described under
partnership and no limited partners have the      "Comparison of Your Units and AIMCO OP
right or authority to act for or bind your        Units -- Voting
partnership.

         3848
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Rights" below. The general partner may not
                                                  be removed by the OP Unitholders with or
                                                  without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.


                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable, responsible       Agreement, the general partner is not liable
or accountable in damages or otherwise to         to the AIMCO Operating Partnership for
any of the partners for any acts performed        losses sustained, liabilities incurred or
by it in good faith within the scope of the       benefits not derived as a result of errors
authority conferred on it by your                 in judgment or mistakes of fact or law of
partnership's agreement of limited                any act or omission if the general partner
partnership. Your partnership's agreement of      acted in good faith. The AIMCO Operating
limited partnership does not provide for the      Partnership Agreement provides for
indemnification of the general partner or         indemnification of AIMCO, or any director or
its affiliates.                                   officer of AIMCO (in its capacity as the
                                                  previous general partner of the AIMCO
                                                  Operating Partnership), the general partner,
                                                  any officer or director of general partner
                                                  or the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions
                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating

         3849
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Partnership Agreement. The Delaware Limited
                                                  Partnership Act provides that subject to the
                                                  standards and restrictions, if any, set
                                                  forth in its partnership agreement, a
                                                  limited partnership may, and shall have the
                                                  power to, indemnify and hold harmless any
                                                  partner or other person from and against any
                                                  and all claims and demands whatsoever. It is
                                                  the position of the Securities and Exchange
                                                  Commission and certain state securities
                                                  administrations that indemnification of
                                                  directors and officers for liabilities
                                                  arising under the Securities Act is against
                                                  public policy and is unenforceable pursuant
                                                  to Section 14 of the Securities Act of 1933
                                                  and their respective state securities laws.



                            Anti-Takeover Provisions


Your partnership's agreement of limited           Except in limited circumstances, the general
partnership does not provide for the removal      partner has exclusive management power over
of the general partner. The general partner       the business and affairs of the AIMCO
may resign and a substitute general partner       Operating Partnership. The general partner
may be elected with the consent of the            may not be removed as general partner of the
limited partners holding 51% of the               AIMCO Operating Partnership by the OP
outstanding units. A limited partner may not      Unitholders with or without cause. Under the
transfer its units without the consent of         AIMCO Operating Partnership Agreement, the
the general partner.                              general partner may, in its sole discretion,
                                                  prevent a transferee of an OP Unit from
                                                  becoming a substituted limited partner
                                                  pursuant to the AIMCO Operating Partnership
                                                  Agreement. The general partner may exercise
                                                  this right of approval to deter, delay or
                                                  hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Amendments to your partnership's agreement        With the exception of certain circumstances
of limited partnership must be approved by        set forth in the AIMCO Operating Partnership
the general partner and the limited partners      Agreement, whereby the general partner may,
owning at least 51% of the units.                 without the consent of the OP Unitholders,
                                                  amend the AIMCO Operating Partnership
                                                  Agreement, amendments to the AIMCO Operating
                                                  Partnership Agreement require the consent of
                                                  the holders of a majority of the outstanding
                                                  Common OP Units, excluding AIMCO and certain
                                                  other limited exclusions (a "Majority in
                                                  Interest"). Amendments to the AIMCO
                                                  Operating Partnership Agreement may be
                                                  proposed by the general partner or by
                                                  holders of a Majority in Inter-

         3850
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  est. Following such proposal, the general
                                                  partner will submit any proposed amendment
                                                  to the OP Unitholders. The general partner
                                                  will seek the written consent of the OP
                                                  Unitholders on the proposed amendment or
                                                  will call a meeting to vote thereon. See
                                                  "Description of OP Units -- Amendment of the
                                                  AIMCO Operating Partnership Agreement" in
                                                  the accompanying Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under South Carolina law, the limited             Except for fraud, willful misconduct or
partners are not liable directly or               gross negligence, no OP Unitholder has
indirectly for debts, obligations and             personal liability for the AIMCO Operating
liabilities of your partnership. However, if      Partnership's debts and obligations, and
a limited partner takes actions on behalf of      liability of the OP Unitholders for the
your partnership, such limited partner will       AIMCO Operating Partnership's debts and
be responsible for any liability which may        obligations is generally limited to the
result from such actions.                         amount of their investment in the AIMCO
                                                  Operating Partnership. However, the
                                                  limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.

         3851
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                                Fiduciary Duties


The general partner of your partnership must      Unless otherwise provided for in the
use its best efforts to further the               relevant partnership agreement, Delaware law
interests of your partnership, but it is not      generally requires a general partner of a
prevented from engaging in other businesses.      Delaware limited partnership to adhere to
                                                  fiduciary duty standards under which it owes
In general, your partnership's agreement of       its limited partners the highest duties of
limited partnership and the AIMCO Operating       good faith, fairness and loyalty and which
Partnership Agreement have limitations on         generally prohibit such general partner from
the liability of the general partner but          taking any action or engaging in any
such limitations differ in terms and provide      transaction as to which it has a conflict of
more protection for the general partner of        interest. The AIMCO Operating Partnership
the AIMCO Operating Partnership.                  Agreement expressly authorizes the general
                                                  partner to enter into, on behalf of the
                                                  AIMCO Operating Partnership, a right of
                                                  first opportunity arrangement and other
                                                  conflict avoidance agreements with various
                                                  affiliates of the AIMCO Operating
                                                  Partnership and the general partner, on such
                                                  terms as the general partner, in its sole
                                                  and absolute discretion, believes are
                                                  advisable. The AIMCO Operating Partnership
                                                  Agreement expressly limits the liability of
                                                  the general partner by providing that the
                                                  general partner, and its officers and
                                                  directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
                                                  Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to

         3852
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  dividends from the Management Subsidiaries
                                                  (as defined below) or interest paid by the
                                                  Management Subsidiaries does not qualify as
                                                  passive activity income and cannot be offset
                                                  against losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the

         3853
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        OP Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the approval of      AIMCO Operating Partnership       OP Unitholders have voting
holders of a 66% of the           Agreement, the holders of         rights only with respect to
outstanding units is              the Preferred OP Units will       certain limited matters such
required to terminate your        have the same voting rights       as certain amendments and
partnership. However, if          as holders of the Common OP       termination of the AIMCO
your partnership is               Units. See "Description of        Operating Partnership
dissolved, any group of           OP Units" in the accompany-       Agreement and certain
partner owning at least 60%       ing Prospectus. So long as        transactions such as the
of the total partnership          any Preferred OP Units are        institution of bankruptcy
interests may reform your         outstanding, in addition to       proceedings, an assignment
partnership and continue in       any other vote or consent of      for the benefit of creditors
business under arrangements       partners required by law or       and certain transfers by the
which make proper provisions      by the AIMCO Operating            general partner of its
for its liabilities. The          Partnership Agreement, the        interest in the AIMCO
consent of the limited            affirmative vote or consent       Operating Partnership or the
partners owning 51% of the        of holders of at least 50%        admission of a successor
outstanding units is              of the outstanding Preferred      general partner.
necessary to approve the          OP Units will be necessary
withdrawal of the general         for effecting any amendment       Under the AIMCO Operating
partner and the election of       of any of the provisions of       Partnership Agreement, the
a substitute general              the Partnership Unit              general partner has the
partner. Amendments to your       Designation of the Preferred      power to effect the
partnership's agreement of        OP Units that materially and      acquisition, sale, transfer,
limited partnership require       adversely affects the rights      exchange or other
both the consent of the           or preferences of the             disposition of any assets of
general partner and the           holders of the Preferred OP       the AIMCO Operating
limited partners owing 51%        Units. The creation or            Partnership (including, but
of the units.                     issuance of any class or          not limited to, the exercise
                                  series of partnership units,      or grant of any conversion,
The general partner may           including, without                option, privilege or
cause the dissolution of          limitation, any partner-          subscription right or any
your partnership by               ship units that may have          other right available in
retiring. If another gen-         rights senior or superior to      connection with any assets
eral partner remains, it may      the Preferred OP Units,           at any time held by the
elect to continue your            shall not be deemed to            AIMCO Operating Partnership)
partnership. If there is no       materially adversely affect       or the merger,
general partner remaining,        the rights or preferences of      consolidation,
the holders of a majority of      the holders of Preferred OP       reorganization or other
the units may vote to reform      Units. With respect to the        combination of the AIMCO
your partnership and elect a      exercise of the above             Operating Partnership with
new general partner to            described voting rights,          or into another entity, all
continue the business of          each Preferred OP Units           without the consent of the
your partnership. Upon such       shall have one (1) vote per       OP Unitholders.
occurrence, your part-            Preferred OP Unit.
nership will dissolve and                                           The general partner may
all of the assets and                                               cause the dissolution of the
liabilities of your part-                                           AIMCO Operating Partnership
nership will be contributed                                         by an "event of withdrawal,"
to a new partner which will                                         as defined in the Delaware
be formed and all parties to                                        Limited Partnership Act
your partnership's agreement                                        (including, without limi-
of limited partnership will                                         tation, bankruptcy), unless,
become parties to such new                                          within 90 days after the
partners, and unless                                                withdrawal, holders of a
otherwise agreed to by the                                          "majority in
holder of a majority of the
units out-

         3854
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

standing, your partnership's                                        interest," as defined in the
agreement of limited                                                Delaware Limited Partnership
partnership will constitute                                         Act, agree in writing, in
the limited partnership                                             their sole and absolute
agreement of such new                                               discretion, to continue the
partnership.                                                        business of the AIMCO
                                                                    Operating Partnership and to
In general, you have greater                                        the appointment of a
voting rights in your                                               successor general partner.
partnership than you will                                           The general partner may
have as an OP Unitholder. OP                                        elect to dissolve the AIMCO
Unitholders cannot remove                                           Operating Partnership in its
the general partner of the                                          sole and absolute
AIMCO Operating Partnership.                                        discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners.               quarterly cash distributions      to distribute quarterly all,
                                  at the rate of $0.50 per          or such portion as the
                                  Preferred OP Unit; provided,      general partner may in its
                                  however, that at any time         sole and absolute discretion
                                  and from time to time on or       determine, of Available Cash
                                  after the fifth anniversary       (as defined in the AIMCO
                                  of the issue date of the          Operating Partnership
                                  Preferred OP Units, the           Agreement) generated by the
                                  AIMCO Operating Partnership       AIMCO Operating Partnership
                                  may adjust the annual             during such quarter to the
                                  distribution rate on the          general partner, the special
                                  Preferred OP Units to the         limited partner and the
                                  lower of (i) 2.00% plus the       holders of Common OP Units
                                  annual interest rate then         on the record date es-
                                  applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the general partner,
                                  cumulative from the date of       the special lim-
                                  original issue. Holders of
                                  Preferred

         3855
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  OP Units will not be              ited partner and holders of
                                  entitled to receive any           Common OP Units with respect
                                  distributions in excess of        to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




Upon receiving an offer to        There is no public market         There is no public market
purchase units held by a          for the Preferred OP Units        for the OP Units. The AIMCO
limited partner, such             and the Preferred OP Units        Operating Partnership
limited partner must first        are not listed on any             Agreement restricts the
offer to sell such units to       securities exchange. The          transferability of the OP
the corporate general             Preferred OP Units are            Units. Until the expiration
partner                           subject                           of

         3856

        YOUR UNITS                    PREFERRED OP UNITS                 COMMON OP UNITS
for a period of twenty days       to restrictions on transfer       one year from the date on
on the same terms as the          as set forth in the AIMCO         which an OP Unitholder
offer received. If the            Operating Partnership             acquired OP Units, subject
corporate general partner         Agreement.                        to certain exceptions, such
does not exercise the right                                         OP Unitholder may not
to purchase such units, the       Pursuant to the AIMCO             transfer all or any por-
limited partner may accept        Operating Partnership             tion of its OP Units to any
the offer and transfer such       Agreement, until the              transferee without the
units to a transferee if:         expiration of one year from       consent of the general
(1) such transferee is not a      the date on which a holder        partner, which consent may
minor, insane or                  of Preferred OP Units             be withheld in its sole and
incompetent, (2) the general      acquired Preferred OP Units,      absolute discretion. After
partner consents, which           subject to certain                the expiration of one year,
consent may not be unrea-         exceptions, such holder of        such OP Unitholder has the
sonably withheld, (3) the         Preferred OP Units may not        right to transfer all or any
transferor secures for the        transfer all or any portion       portion of its OP Units to
corporate general partner an      of its Preferred OP Units to      any person, subject to the
opinion of counsel                any transferee without the        satisfaction of certain con-
satisfactory to such gen-         consent of the general            ditions specified in the
eral partner that such            partner, which consent may        AIMCO Operating Partnership
transfer is exempt from or        be withheld in its sole and       Agreement, including the
otherwise in compliance with      absolute discretion. After        general partner's right of
applicable securities laws,       the expiration of one year,       first refusal. See
(4) an appropriate in-            such holders of Preferred OP      "Description of OP Units --
strument of conveyance is         Units has the right to            Transfers and Withdrawals"
executed, (5) the transferee      transfer all or any portion       in the accompanying
has executed your                 of its Preferred OP Units to      Prospectus.
partnership's agreement of        any person, subject to the
limited partnership               satisfaction of certain           After the first anniversary
evidencing its acceptance         conditions specified in the       of becoming a holder of
and agreement of its terms        AIMCO Operating Partner-          Common OP Units, an OP
and (6) the corporate             ship Agreement, including         Unitholder has the right,
general partner has made          the general partner's right       subject to the terms and
appropriate changes to your       of first refusal.                 conditions of the AIMCO
partnership's agreement of                                          Operating Partnership
limited partnership.              After a one-year holding          Agreement, to require the
Notwithstanding the               period, a holder may redeem       AIMCO Operating Partnership
foregoing, a limited partner      Preferred OP Units and            to redeem all or a portion
may transfer by gift or           receive in exchange               of the Common OP Units held
inter vivos trust to or for       therefor, at the AIMCO Oper-      by such party in exchange
the benefit of his immediate      ating Partnership's option,       for a cash amount based on
family.                           (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
There are no redemption           below), cash in an amount         "Description of OP
rights associated with your       equal to the Liquidation          Units -- Redemption Rights"
units.                            Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred Stock        elect to cause AIMCO to
                                  of AIMCO that pay an              acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on

         3857
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  the Preferred OP Units            Stock, based on an exchange
                                  tendered for redemption;          ratio of one share of Class
                                  provided that such shares         A Common Stock for each Com-
                                  are part of a class or            mon OP Unit, subject to
                                  series of preferred stock         adjustment as provided in
                                  that is then listed on the        the AIMCO Operating
                                  NYSE or another national          Partnership Agreement.
                                  securities exchange. The
                                  Preferred OP Units may not
                                  be redeemed at the option of
                                  the AIMCO Operating
                                  Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         3858

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         3859

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         3860

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         3861

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         3862


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         3863


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         3864

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         3865

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation

         3866

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


Preference of the Preferred OP Units              The trustee may sell the Class I Preferred
tendered for redemption, (ii) a number of         Stock held in the trust to AIMCO or a
shares of Class A Common Stock of AIMCO that      person, designated by the trustee, whose
is equal in value to the Liquidation              ownership of the Class I Preferred Stock
Preference of the Preferred OP Units              will not violate the Class I Preferred
tendered for redemption, or (iii) for             Ownership Limit. Upon such sale, the
Preferred OP Units redeemed after a two-year      interest of the charitable beneficiaries in
holding period, a number of shares of Class       the shares sold will terminate and the
I Preferred Stock of AIMCO that pay an            trustee will distribute to the prohibited
aggregate amount of dividends equivalent to       transferee, the lesser of (i) the price paid
the distributions on the Preferred OP Units       by the prohibited transferee for the shares
tendered for redemption; provided that such       or if the prohibited transferee did not give
shares are part of a class or series of           value for the shares in connection with the
preferred stock that is then listed on the        event causing the shares to be held in the
NYSE or another national securities               trust, the market price of such shares on
exchange. The Preferred OP Units may not be       the day of the event causing the shares to
redeemed at the option of the AIMCO               be held in the trust and (ii) the price per
Operating Partnership. See "Description of        share received by the trustee from the sale
Preferred OP Units -- Redemption."                or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         3867

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $5,712 in 1996, $8,650 in 1997 and $7,325 in 1998. The property manager received management fees of $47,992 in 1996, $50,739 in 1997 and $50,711 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         3868

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $277,875 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         3869

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited the financial statements of Salem Arms of Augusta Limited Partnership at December 31, 1997 and 1996, and for the years then ended, as set forth in their report. We've included the financial statements of Salem Arms of Augusta Limited Partnership in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         3870

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF SALEM ARMS OF AUGUSTA, L.P.


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (Unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-4
Note to Condensed Financial Statements (unaudited)..........  F-5
Report of Independent Auditors..............................  F-6
Balance Sheet as of December 31, 1997.......................  F-7
Statement of Profit and Loss for the year ended December 31,
  1997......................................................  F-8
Statement of Changes in Deficit for the year ended December
  31, 1997..................................................  F-11
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-12
Notes to Financial Statements...............................  F-14
Report of Independent Auditors..............................  F-16
Balance Sheet as of December 31, 1996.......................  F-17
Statement of Profit and Loss for the year ended December 31,
  1996......................................................  F-18
Statement of Changes in Deficit for the year ended December
  31, 1996..................................................  F-22
Statement of Cash Flows for the year ended December 31,
  1996......................................................  F-23
Notes to Financial Statements...............................  F-25

         3871


                                   SALEM ARMS



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                        ASSETS
Cash and cash equivalents...................................                 $  248,533
Receivables and Deposits....................................                      7,381
Restricted Escrows..........................................                     69,089
Other Assets................................................                     68,137
Investment property:
  Land......................................................  $   110,968
  Building and related personal property....................    2,720,370
                                                              -----------
                                                                2,831,338
                                                              -----------
  Less: Accumulated depreciation............................   (2,080,321)      751,017
                                                              -----------    ----------
          Total Assets......................................                 $1,144,157
                                                                             ==========
                           LIABILITIES AND PARTNERS' DEFICIT
Accrued Liabilities.........................................                 $   53,305
Notes Payable...............................................                  1,266,397
          Partners' Deficit.................................                   (175,545)
                                                                             ----------
          Total Liabilities and Partners' Deficit...........                 $1,144,157
                                                                             ----------
                                                                             ----------



                             See accompanying note.

         3872


                                   SALEM ARMS



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Revenues:
  Rental income.............................................  $535,208    $538,671
  Other income..............................................    31,797      28,683
                                                              --------    --------
          Total revenues....................................   567,005     567,354
Expenses:
  Operating expenses........................................   187,718     192,243
  General and administrative expenses.......................   122,180     120,399
  Depreciation expense......................................    62,078      62,078
  Interest expense..........................................    86,098      88,927
  Property tax expense......................................    28,432      25,750
                                                              --------    --------
          Total expenses....................................   486,506     489,397
          Net income (loss).................................  $ 80,499    $ 77,957
                                                              ========    ========



                             See accompanying note.

         3873


                                   SALEM ARMS



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Operating activities:
  Net income (loss).........................................  $ 80,499    $ 77,957
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
  Depreciation and amortization.............................    62,078      62,078
  Changes in accounts:
     Receivables and deposits and other assets..............    67,186     (13,754)
     Accounts payable and accrued expenses..................    29,064      20,927
                                                              --------    --------
          Net cash provided by (used in) operating
            activities......................................   238,827     147,208
Investing activities:
  Property improvements and replacements....................   (38,642)    (87,781)
  Net (increase)/decrease in restricted escrows.............    (5,242)     16,579
                                                              --------    --------
  Net cash provided by (used in) investing activities.......   (43,884)    (71,202)
Financing activities:
  Payments on mortgage......................................   (34,727)    (31,906)
                                                              --------    --------
  Net cash provided by (used in) financing activities.......   (34,727)    (31,906)
                                                              --------    --------
  Net increase (decrease) in cash and cash equivalents......   160,216      44,100
  Cash and cash equivalents at beginning of year............    88,317     162,290
                                                              --------    --------
  Cash and cash equivalents at end of period................  $248,533    $206,390
                                                              ========    ========



                             See accompanying note

         3874

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP

                     NOTE TO CONDENSED FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997


NOTE A -- BASIS OF PRESENTATION


     The accompanying unaudited financial statements of Salem Arms as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.


     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         3875

                         REPORT OF INDEPENDENT AUDITORS

The General Partners
Salem Arms of Augusta Limited Partnership

     We have audited the accompanying balance sheet of Salem Arms of Augusta Limited Partnership (FHA Project No. 061-35036-PM) as of December 31, 1997 and the related statements of profit and loss, changes in deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salem Arms of Augusta Limited Partnership at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

February 10, 1998
Greenville, South Carolina

         3876

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                                 BALANCE SHEET
                               DECEMBER 31, 1997

ASSETS
Current assets 1110 Petty cash..............................               $      747
  1120 Unrestricted cash....................................                   74,440
  1130 Tenant accounts receivable, less allowance for
     doubtful accounts of $8,681............................                    9,551
                                                                           ----------
          Total current assets..............................                   84,738
Deposits held in trust-funded
  1191 Tenant security deposits.............................                   13,130
Prepaid expenses 1240 Property insurance....................                    6,091
  1250 Mortgage insurance...................................                    3,392
                                                                           ----------
          Total prepaid expenses............................                    9,483
Restricted deposits and funded reserves
  1310 Mortgage escrow deposits.............................                   29,337
  1320 Reserve for replacements.............................                   63,847
                                                                           ----------
          Total deposits....................................                   93,184
Fixed assets, at cost (Notes 1 and 2) 1410 Land.............  $  110,968
  1420 Building.............................................   2,681,728
                                                              ----------
                                                               2,792,696
          Less accumulated depreciation.....................  (2,018,243)     774,453
                                                              ----------
Other assets
  1910 Partnership cash.....................................                   94,484
                                                                           ----------
                                                                           $1,069,472
                                                                           ==========
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities
  2110 Accounts payable.....................................               $   10,853
  2130 Accrued interest -- mortgage.........................                    9,915
  2320 Mortgage payable, current portion (Note 2)...........                   46,795
                                                                           ----------
          Total current liabilities.........................                   67,563
Deposit and prepayment liabilities
  2191 Tenant security deposits.............................                   13,130
  2210 Rent received in advance.............................                      258
                                                                           ----------
          Total deposit and prepayment liabilities..........                   13,388
Long-term liabilities
  2320 Mortgage payable (Note 2)............................                1,291,209
  Less current portion......................................                  (46,795)
                                                                           ----------
          Total long-term liabilities.......................                1,244,414
                                                                           ----------
          Total liabilities.................................                1,325,365
  3130 Partners' (deficit)..................................                 (255,893)
                                                                           ----------
                                                                           $1,069,472
                                                                           ==========

                            See accompanying notes.

         3877

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                            PROJECT NO. 061-35036-PM

                          STATEMENT OF PROFIT AND LOSS
                          YEAR ENDED DECEMBER 31, 1997

PART I


                   DESCRIPTION OF ACCOUNT                       AMOUNT
                   ----------------------                      --------
Rental Income 5100
  Apartments or Member Carrying Charges (Coops).............   $815,792
  Tenant Assistance Payments................................
  Furniture and Equipment...................................
  Stores and Commercial.....................................
  Garage and Parking Spaces.................................
  Flexible Subsidy Income...................................
  Miscellaneous (specify)...................................
          Total Rent Revenue Potential at 100% Occupancy....    815,792
Vacancies 5200
  Apartments................................................    (67,682)
  Furniture and Equipment...................................
  Stores and Commercial.....................................
  Garage and Parking Spaces.................................
  Miscellaneous (specify)...................................
          Total Vacancies...................................    (67,682)
          Net Rental Revenue Rent Revenue Less Vacancies....    748,110
Elderly and Congregate Services Income 5300
          Total Service Income..............................         --
Financial Revenue 5400
  Interest Income -- Project Operations.....................        670
  Income from Investments -- Residual Receipts..............
  Income from Investments -- Reserve for Replacement........
  Income from Investments -- Miscellaneous*.................      3,664
          Total Financial Revenue...........................      4,334
Other Revenue 5900
  Laundry and Vending.......................................
  NSF and Late Charges......................................     16,088
  Damages and Cleaning Fees.................................      6,567
  Forfeited Tenant Security Deposits........................      5,421
  Other Revenue (specify)**.................................      5,389
          Total Other Revenue...............................     33,465
          Total Revenue.....................................   $785,909

         3878
                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                            PROJECT NO. 061-35036-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)


                   DESCRIPTION OF ACCOUNT                       AMOUNT
                   ----------------------                      --------
Advertising Expenses 6200/6300
  Advertising...............................................   $ 20,712
  Other Administrative Expense..............................     13,994
  Office Salaries...........................................     15,056
  Office Supplies...........................................      9,632
  Office or Model Apartment Rent............................
  Management Fee............................................     50,739
  Manager or Superintendent Salaries........................     22,998
  Manager or Superintendent Rent Free Unit..................     13,983
  Legal Expenses (Project)..................................        201
  Auditing Expenses (Project)...............................      6,641
  Bookkeeping Fees/Accounting Services......................      8,650
  Telephone and Answering Service...........................      6,091
  Bad Debts.................................................     25,171
  Miscellaneous Administrative Expenses (specify)***........      7,153
                                                               --------
          Total Administrative Expenses.....................    201,021
Utilities Expense 6400
  Fuel Oil/Coal.............................................
  Electricity (Light and Misc. Power).......................     15,321
  Water.....................................................      9,392
  Gas.......................................................
  Sewer.....................................................     11,724
                                                               --------
          Total Utilities Expense...........................     36,437
Operating and Maintenance Expenses 6500
  Janitor and Cleaning Payroll..............................
  Janitor and Cleaning Supplies.............................   $  1,290
  Janitor and Cleaning Contract.............................      1,115
  Exterminating Payroll/Contract............................      2,427
  Exterminating Supplies....................................
  Garbage and Trash Removal.................................     10,090
  Security Payroll/Contract.................................      6,265
  Grounds Payroll...........................................      2,190
  Grounds Supplies..........................................      1,195
  Grounds Contract..........................................     19,238
  Repairs Payroll...........................................     42,406
  Repairs Material..........................................     15,526
  Repairs Contract..........................................      9,271
  Elevator Maintenance/Contract.............................
  Heating/Cooling Repairs and Maintenance...................      3,049
  Swimming Pool Maintenance/Contract........................      2,810
  Snow Removal..............................................
  Decorating Payroll/Contract...............................     86,805
  Decorating Supplies.......................................     11,650
  Other.....................................................
  Miscellaneous Operating & Maintenance Exp.*...............      1,162
                                                               --------
          Total Operating & Maintenance Expenses............    216,489
                                                               --------

         3879
                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                            PROJECT NO. 061-35036-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)


                   DESCRIPTION OF ACCOUNT                       AMOUNT
                   ----------------------                      --------
Taxes and Insurance 6700
  Real Estate Taxes.........................................     36,134
  Payroll Taxes (FICA)......................................      8,419
  Miscellaneous Taxes, Licenses and Permits.................        109
  Property and Liability Insurance (Hazard).................     18,807
  Fidelity Bond Insurance...................................
  Workmen's Compensation....................................      6,176
  Health Insurance & Other Employee Benefits................      7,088
  Other Insurance (specify).................................
                                                               --------
          Total Taxes and Insurance.........................     76,733
Financial Expenses 6800
  Interest on Bonds Payable.................................
  Interest on Mortgage Payable..............................    111,758
  Interest on Notes Payable (Long-Term).....................
  Interest on Notes Payable (Short-Term)....................
  Mortgage Insurance Premium/Service Charge.................
  Miscellaneous Financial Expenses..........................
                                                               --------
          Total Financial Expenses..........................    118,096
Elderly & Congregate Service Expenses 6900
          Total Service Expenses -- Schedule Attached.......
          Total Cost of Operations before Depreciation......    648,776
          Profit (Loss) before Depreciation.................    137,133
  Depreciation (Total) -- 6600 (specify)....................    (82,771)
  Operating Profit or (Loss)................................     54,362
Corporate or Mortgagor Entity Expenses 7100
  Officer Salaries..........................................
  Legal Expenses (Entity)...................................
  Taxes (Federal -- State -- Entity)........................
  Other Expenses (Entity)...................................
                                                               --------
          Total Corporate Expenses..........................
                                                               --------
          Net Profit or (Loss)..............................   $ 54,362
                                                               ========

         3880

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                        STATEMENT OF CHANGES IN DEFICIT
                          YEAR ENDED DECEMBER 31, 1997

(Deficit) at December 31, 1996..............................  $(306,398)
Net income..................................................     54,362
Distributions...............................................     (3,857)
                                                              ---------
(Deficit) at December 31, 1997..............................  $(255,893)
                                                              =========

                            See accompanying notes.

         3881

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1997

Source of funds
Operations:
  Revenue:
     Rental income..........................................              $ 705,457
     Other:
       Legal and late fees..................................  $ 16,088
       Cleaning and damage..................................     6,567
       Deposits forfeited...................................    10,810
       Interest income......................................     4,334       37,799
                                                              --------    ---------
                                                                            743,256
     Expenses:
       Administrative.......................................    64,424
       Management fee.......................................    50,739
       Bookkeeper fee.......................................     8,650
       Operating expenses...................................    32,837
       Payrolls.............................................    80,460
       Maintenance fees.....................................   174,083
       Taxes -- payroll.....................................     8,417
       Taxes -- real estate.................................    36,459
       Property insurance...................................    18,270
       Workmen's compensation...............................     6,176
       Health insurance.....................................     7,088
       Interest on mortgage note............................   111,758
       Mortgage insurance premium...........................     6,428
       Miscellaneous taxes and license......................       111      605,900
                                                              --------    ---------
Net cash provided by operating activities...................                137,356
Investing activities
Change in partnership cash..................................                (48,367)
Change in restricted deposits and funded reserves...........                (13,696)
Purchase of fixed assets....................................                (99,608)
Change in petty cash........................................                   (147)
                                                                          ---------
Net cash (used) for investing activities....................               (161,818)
Financing activities
Reduction of long-term debt.................................                (43,001)
Distributions...............................................                 (3,857)
                                                                          ---------
Net cash (used) for financing activities....................                (46,858)
                                                                          ---------
(Decrease) in unrestricted cash.............................                (71,320)
Unrestricted cash at December 31, 1996......................                145,760
                                                                          ---------
Unrestricted cash at December 31, 1997......................              $  74,440
                                                                          =========

         3882

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP


                          FHA PROJECT NO. 061-35036-PM



                     STATEMENT OF CASH FLOWS -- (CONTINUED)

Operating activities
Net income..................................................              $  54,362
Adjustments to adjust net income to net cash provided by
  operating activities:
  Depreciation..............................................                 82,771
  Changes in operating assets and liabilities:
     Prepaid expenses.......................................                    447
     Deposits held in trust.................................                  2,800
     Tenant accounts receivable.............................                 (3,169)
     Accounts payable.......................................                  3,600
     Rent received in advance...............................                   (330)
     Accrued property taxes.................................                   (325)
     Tenant security deposits...............................                 (2,800)
                                                                          ---------
Net cash provided by operating activities...................              $ 137,356
                                                                          =========

                            See accompanying notes.

         3883

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1.  SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The Partnership is organized as a limited partnership formed to acquire an interest in real property located in Augusta, Georgia and operates thereon an apartment complex of 136 units, under Section 221(d)(4) of the National Housing Act. Such projects are regulated by HUD as to rent charges and operating methods. The regulatory agreement limits annual distributions of net operating receipts to "surplus cash" available at the end of each year.

  Depreciation

     Depreciation is computed principally by an accelerated method over estimated useful lives of 3 to 40 years.

  Cash Equivalents

     The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents except for imprest balances of petty cash.

  Income Taxes

     Income taxes have not been recorded in the accompanying financial statements because they accrue directly to the partners.

  Management Agreement

     The Partnership pays management fees equal to 7 percent of gross collections to Insignia Residential Group.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  LONG-TERM DEBT

     A mortgage note is payable in monthly installments of $12,897 until July 2012, including interest at 8.5%, to Reilly Mortgage Group. The note is collateralized by pledge of land and buildings and, in addition, is insured by HUD. The note was confirmed in writing to our independent public accountants. Principal maturities for the next five years are as follows:

1998.......................................................  $46,795
1999.......................................................   50,931
2000.......................................................   55,433
2001.......................................................   60,333
2002.......................................................   65,665

     During the year, the Partnership incurred interest costs on the mortgage note of $111,758 and paid interest costs of $111,758.

         3884
                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3.  RELATED PARTY TRANSACTIONS

     Transactions with affiliates of the general partners are summarized as follows:

RELATED PARTY                                      TYPE OF TRANSACTION    AMOUNT
-------------                                      -------------------    -------
Insignia Residential Group.......................  Management fee         $50,739
Insignia Residential Group.......................  Bookkeeper fee           8,650

4.  FIXED ASSETS AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP

                                                          BUILDINGS        COST
                                                         AND RELATED    CAPITALIZED
                                                          PERSONAL     SUBSEQUENT TO
DESCRIPTION                    ENCUMBRANCES     LAND      PROPERTY      ACQUISITION
-----------                    ------------   --------   -----------   -------------
Salem Arms of Augusta........   $1,291,209    $110,968   $1,410,873     $1,270,855
                                ==========    ========   ==========     ==========

                         GROSS AMOUNT AT WHICH CARRIED

                                   BUILDINGS
                                  AND RELATED                                          DEPRECIABLE
                                   PERSONAL                  ACCUMULATED      DATE       LIFE --
DESCRIPTION              LAND      PROPERTY       TOTAL      DEPRECIATION   ACQUIRED      YEARS
-----------            --------   -----------   ----------   ------------   --------   -----------
Salem Arms...........  $110,968   $2,681,728    $2,792,696    $2,018,243      9/74        3-40
                       ========   ==========    ==========    ==========

     Reconciliation of "Fixed Assets and Accumulated Depreciation":

FIXED ASSETS
Balance at beginning of year................................  $2,693,088
Property improvements.......................................      99,608
                                                              ----------
Balance at end of year......................................  $2,792,696
                                                              ==========
ACCUMULATED DEPRECIATION
Balance at beginning of year................................  $1,935,472
Additions charged to expense................................      82,771
                                                              ----------
Balance at end of year......................................  $2,018,243
                                                              ==========

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $2,745,565. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $2,302,182.

NOTE 5 EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         3885

                         REPORT OF INDEPENDENT AUDITORS

The General Partners
Salem Arms of Augusta Limited Partnership

     We have audited the accompanying balance sheet of Salem Arms of Augusta Limited Partnership (FHA Project No. 061-35036-PM) as of December 31, 1996 and the related statements of profit and loss, changes in deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salem Arms of Augusta Limited Partnership at December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

February 10, 1997
Greenville, South Carolina

         3886

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                                 BALANCE SHEET
                               DECEMBER 31, 1996

ASSETS
Current assets
  1110 Petty cash...........................................               $      600
  1120 Unrestricted cash....................................                  145,760
  1130 Tenant accounts receivable...........................                    6,382
                                                                           ----------
          Total current assets..............................                  152,742
Deposits held in trust -- funded
  1191 Tenant security deposits.............................                   15,930
Prepaid expenses
  1240 Property insurance...................................                    6,628
  1250 Mortgage insurance...................................                    3,302
                                                                           ----------
          Total prepaid expenses............................                    9,930
Restricted deposits and funded reserves
  1310 Mortgage escrow deposits.............................                   22,631
  1320 Reserve for replacements.............................                   56,857
                                                                           ----------
          Total deposits....................................                   79,488
Fixed assets, at cost (Notes 1 and 2)
  1410 Land.................................................  $  110,968
  1420 Building.............................................   2,582,120
                                                              ----------
                                                               2,693,088
          Less accumulated depreciation.....................  (1,935,472)     757,616
                                                              ----------
Other assets
  1910 Partnership cash.....................................                   46,117
                                                                           ----------
                                                                           $1,061,823
                                                                           ==========
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities
  2110 Accounts payable.....................................               $    7,578
  2130 Accrued interest -- mortgage.........................                    9,915
  2320 Mortgage payable, current portion (Note 2)...........                   42,994
                                                                           ----------
          Total current liabilities.........................                   60,487
Deposit and prepayment liabilities
  2191 Tenant security deposits.............................                   15,930
  2210 Rent received in advance.............................                      588
                                                                           ----------
          Total deposit and prepayment liabilities..........                   16,518
Long-term liabilities
  2320 Mortgage payable (Note 2)............................                1,334,210
  Less current portion......................................                  (42,994)
                                                                           ----------
          Total long-term liabilities.......................                1,291,216
                                                                           ----------
          Total liabilities.................................                1,368,221
  3130 Partners' (deficit)..................................                 (306,398)
                                                                           ----------
                                                                           $1,061,823
                                                                           ==========

                            See accompanying notes.
         3887

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                            PROJECT NO. 061-35036-PM

                          STATEMENT OF PROFIT AND LOSS
                          YEAR ENDED DECEMBER 31, 1996

PART I


DESCRIPTION OF ACCOUNT                                         AMOUNT
----------------------                                        --------
Rental Income 5100
  Apartments or Member Carrying Charges (Coops).............  $791,835
  Tenant Assistance Payments................................
  Furniture and Equipment...................................
  Stores and Commercial.....................................
  Garage and Parking Spaces.................................
  Flexible Subsidy Income...................................
  Miscellaneous (specify)...................................
                                                              --------
          Total Rent Revenue Potential at 100% Occupancy....   791,835
Vacancies 5200
  Apartments................................................   (94,418)
  Furniture and Equipment...................................
  Stores and Commercial.....................................
  Garage and Parking Spaces.................................
  Miscellaneous (specify)...................................
                                                              --------
          Total Vacancies...................................   (94,418)
                                                              --------
          Net Rental Revenue Rent Revenue Less Vacancies....   697,417
Elderly and Congregate Services Income 5300
                                                              --------
          Total Service Income (Schedule Attached)..........        --
Financial Revenue 5400
  Interest Income -- Project Operations.....................       411
  Financial Income from Investments -- Residual Receipts....
  Income from Investments -- Reserve for Replacement........
  Income from Investments -- Miscellaneous*.................     3,344
                                                              --------
          Total Financial Revenue...........................     3,755
Other Revenue 5900
  Laundry and Vending.......................................
  NSF and Late Charges......................................     7,813
  Damages and Cleaning Fees.................................     4,926
  Forfeited Tenant Security Deposits........................     6,250
  Other Revenue (specify)**.................................     8,912
                                                              --------
          Total Other Revenue...............................    27,901
                                                              --------
          Total Revenue.....................................  $729,073
                                                              ========

         3888
                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                            PROJECT NO. 061-35036-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)


DESCRIPTION OF ACCOUNT                                         AMOUNT
----------------------                                        --------
Administrative Expenses 6200/6300
  Advertising...............................................  $ 21,739
  Other Administrative Expense..............................     7,699
  Office Salaries...........................................    15,254
  Office Supplies...........................................     8,685
  Office or Model Apartment Rent............................      6312
  Management Fee............................................    47,992
  Manager or Superintendent Salaries........................    23,985
  Manager or Superintendent Rent Free Unit..................    14,968
  Legal Expenses (Project)..................................     1,294
  Auditing Expenses (Project)...............................     6,325
  Bookkeeping Fees/Accounting Services......................     5,712
  Telephone and Answering Service...........................     4,323
  Bad Debts.................................................    13,685
  Miscellaneous Administrative Expenses (specify)***........     5,876
                                                              --------
          Total Administrative Expenses.....................   177,537
Utilities Expense 6400
  Fuel Oil/Coal.............................................
  Electricity (Light and Misc. Power).......................    14,856
  Water.....................................................     9,256
  Gas.......................................................
  Sewer.....................................................     8,036
                                                              --------
          Total Utilities Expense...........................    32,148

         3889
                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                            PROJECT NO. 061-35036-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)


DESCRIPTION OF ACCOUNT                                         AMOUNT
----------------------                                        --------
Operating and Maintenance Expenses 6500
  Janitor and Cleaning Payroll..............................
  Janitor and Cleaning Supplies.............................  $  1,253
  Janitor and Cleaning Contract.............................
  Exterminating Payroll/Contract............................     2,264
  Exterminating Supplies....................................
  Garbage and Trash Removal.................................     8,942
  Security Payroll/Contract.................................       342
  Grounds Payroll...........................................
  Grounds Supplies..........................................     1,553
  Grounds Contract..........................................    15,475
  Repairs Payroll...........................................    50,782
  Repairs Material..........................................    14,641
  Repairs Contract..........................................    13,795
  Elevator Maintenance/Contract.............................
  Heating/Cooling Repairs and Maintenance...................     3,400
  Swimming Pool Maintenance/Contract........................     5,637
  Snow Removal..............................................
  Decorating Payroll/Contract...............................    32,318
  Decorating Supplies.......................................    13,828
  Other.....................................................
  Miscellaneous Operating & Maintenance Exp.****............     1,193
                                                              --------
          Total Operating & Maintenance Expenses............   165,423
Taxes and Insurance 6700
  Real Estate Taxes.........................................    33,017
  Payroll Taxes (FICA)......................................     7,909
  Miscellaneous Taxes, Licenses and Permits.................       487
  Property and Liability Insurance (Hazard).................    18,242
  Fidelity Bond Insurance...................................       204
  Workmen's Compensation....................................      9441
  Health Insurance & Other Employee Benefits................     6,752
  Other Insurance (specify).................................
                                                              --------
          Total Taxes and Insurance.........................    76,052
Financial Expenses 6800
  Interest on Bonds Payable.................................
  Interest on Mortgage Payable..............................   115,250
  Interest on Notes Payable (Long-Term).....................
  Interest on Notes Payable (Short-Term)....................
  Mortgage Insurance Premium/Service Charge.................     7,381
  Miscellaneous Financial Expenses..........................
                                                              --------
          Total Financial Expenses..........................   122,631

         3890
                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                            PROJECT NO. 061-35036-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)


DESCRIPTION OF ACCOUNT                                         AMOUNT
----------------------                                        --------
Elderly & Congregate Service Expenses 6900
          Total Service Expenses - Schedule Attached........
                                                              --------
          Total Cost of Operations before Depreciation......   573,791
                                                              --------
          Profit (Loss) before Depreciation.................   155,282
  Depreciation (Total) -- 6600 (specify)....................   (73,048)
                                                              --------
          Operating Profit or (Loss)........................    82,234
Corporate or Mortgagor Entity Expenses 7100
  Officer Salaries..........................................
  Legal Expenses (Entity)...................................
  Taxes (Federal-State-Entity)..............................
  Other Expenses (Entity)...................................
                                                              --------
          Total Corporate Expenses
                                                              --------
          Net Profit or (Loss)..............................  $ 82,234
                                                              ========



                            See accompanying notes.

         3891

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                        STATEMENT OF CHANGES IN DEFICIT
                          YEAR ENDED DECEMBER 31, 1996

(Deficit) at December 31, 1995..............................  $(384,479)
Net income..................................................     82,234
Distributions...............................................     (4,153)
                                                              ---------
(Deficit) at December 31, 1996..............................  $(306,398)
                                                              =========

                            See accompanying notes.

         3892

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1996

Source of funds
Operations:
  Revenue:
     Rental income..........................................              $666,465
     Other:
       Legal and late fees..................................  $  7,813
       Cleaning and damage..................................     4,926
       Deposits forfeited...................................     6,250
       Interest income......................................     3,755
       Other revenue........................................     8,912      31,656
                                                              --------    --------
                                                                           698,121
  Expenses:
     Administrative.........................................    55,941
     Management fee.........................................    47,992
     Bookkeeper fee.........................................     5,712
     Operating expenses.....................................    33,800
     Payrolls...............................................    90,021
     Maintenance fees.......................................   114,641
     Taxes -- payroll.......................................     7,909
     Taxes -- real estate...................................    32,692
     Property insurance.....................................    19,011
     Fidelity bond..........................................       204
     Workmen's compensation.................................     9,441
     Health insurance.......................................     6,752
     Interest on mortgage note..............................   115,066
     Mortgage insurance premium.............................     6,645
     Miscellaneous taxes and license........................       487     546,314
                                                              --------    --------
Net cash provided by operating activities...................               151,807

Investing activities
Change in partnership cash..................................                 2,732
Change in restricted deposits and funded reserves...........                (3,079)
Purchase of fixed assets....................................               (59,292)
                                                                          --------
Net cash (used) for investing activities....................               (59,639)

Financing activities
Reduction of long-term debt.................................              $(39,575)
Distributions...............................................                (4,153)
                                                                          --------
Net cash (used) for financing activities....................               (43,728)
Increase in unrestricted cash...............................                48,440
Unrestricted cash at December 31, 1995......................                97,320
                                                                          --------
Unrestricted cash at December 31, 1996......................              $145,760
                                                                          ========

         3893

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP


                          FHA PROJECT NO. 061-35036-PM



                     STATEMENT OF CASH FLOWS -- (CONTINUED)

Operating activities
Net income..................................................              $ 82,234
Adjustments to adjust net income to net cash provided by
  operating activities:
  Depreciation..............................................                73,048
  Changes in operating assets and liabilities:
     Prepaid expenses.......................................                   (33)
     Deposits held in trust.................................                (8,430)
     Tenant accounts receivable.............................                  (840)
     Accounts payable.......................................                (1,327)
     Rent received in advance...............................                (1,459)
     Accrued interest -- mortgage...........................                   184
     Tenant security deposits...............................                 8,430
                                                                          --------
Net cash provided by operating activities...................              $151,807
                                                                          ========

                            See accompanying notes.

         3894

                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The Partnership is organized as a limited partnership formed to acquire an interest in real property located in Augusta, Georgia and operates thereon an apartment complex of 136 units, under Section 221(d)4 of the National Housing Act. Such projects are regulated by HUD as to rent charges and operating methods. The regulatory agreement limits annual distributions of net operating receipts to "surplus cash" available at the end of each year.

  Depreciation

     Depreciation is computed principally by an accelerated method over estimated useful lives of 3 to 40 years.

  Cash Equivalents

     The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents except for imprest balances of petty cash.

  Income Taxes

     Income taxes have not been recorded in the accompanying financial statements because they accrue directly to the partners.

  Management Agreement

     The Partnership pays management fees equal to 7 percent of gross collections to Insignia Management Group.

  Financial Accounting Standards Statement No. 107 Disclosures

     The carrying amounts reported in the balance sheet, for those financial instruments described in the schedule of funds in financial institutions included in the supporting data required by HUD listed on the contents page, approximate those assets' fair value. Payment of long-term liabilities are generally dependent upon the Partnership's ability to achieve cash flow, the partners providing additional funds, the sale of the project or refinancing of the mortgage at the end of the Regulatory Agreement. Management believes that estimating the fair value of these long-term liabilities is either not appropriate or, because of excess costs, considers estimation of fair value to otherwise be impracticable.

  Long-Lived Assets

     During 1996, the Partnership adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The adoption of FASB No. 121 did not have a material effect on the Partnership's financial statements.

         3895
                   SALEM ARMS OF AUGUSTA LIMITED PARTNERSHIP
                          FHA PROJECT NO. 061-35036-PM

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  LONG-TERM DEBT

     A mortgage note is payable in monthly installments of $12,897 until July 2012, including interest at 8.5%, to Reilly Mortgage Group. The note is collateralized by pledge of land and buildings and, in addition, is insured by HUD. The note was confirmed in writing to our independent public accountants. Principal maturities for the next five years are as follows:

1997.......................................................  $42,994
1998.......................................................   46,795
1999.......................................................   50,931
2000.......................................................   55,433
2001.......................................................   60,333

     During the year, the Partnership incurred interest costs on the mortgage note of $115,250 and paid interest costs of $115,066.

3.  RELATED PARTY TRANSACTIONS

     Transactions with affiliates of the general partners are summarized as follows:

                  RELATED PARTY                    TYPE OF TRANSACTION    AMOUNT
                  -------------                    -------------------    -------
Insignia Management Group........................    Management fee       $47,992
Insignia Management Group........................    Bookkeeper fee         5,712

NOTE 4 EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         3896


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million or $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP
         3897

Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for
         3898

4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months

         3899

ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997; (xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997, (xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997;
(xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         3900

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         3901

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         3902

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         3903

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         3904

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         3905

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         3906

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)   0          --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         3907

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         3908

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         3909

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         3910

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         3911

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3912

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3913

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         3914

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3915

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         3916

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         3917

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         3918

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         3919

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         3920

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         3921


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         3922

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         3923


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         3924


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         3925


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         3926

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.


(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3927


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         3928

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         3929


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         3930


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         3931


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         3932


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         3933


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         3934


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         3935


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         3936


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         3937


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         3938


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3939


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         3940


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         3941


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         3942


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         3943

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3944


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         3945

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         3946

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Salem Arms of Augusta L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Salem Arms of Augusta L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $117 in cash, or 3.25 Common OP Units of the Purchaser, or 4.75 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         3947

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we revised the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         3948

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         3949

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         3950


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         3951


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         3952

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         3953

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         3954

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         3955


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT


(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                               Shaker Square, LP

                        in exchange for your choice of:

            2,656 of our 8.0% Class Two Partnership Preferred Units;


                  1,716.25 of our Partnership Common Units; or



                              $66,400.00 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 24% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $66,400.00 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         3956

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Shaker
    Square, LP.................................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Redemption of Preferred Stock.....    S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25



                                                  PAGE
                                                  -----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-25
    Possible Increase in Control of Your
      Partnership by Us........................    S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-26
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-28
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Prorations...................................    S-59
  Fractional OP Units..........................    S-59

         3957


                                                  PAGE
                                                  -----
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         3958

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Davidson Properties Inc. & Residual Equities, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $6,140,000, less approximately $179,350 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         3959


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         3960


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2015 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         3961


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         3962


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's

         3963


expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November, 2002. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of

         3964


       $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $5,312 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $4,290.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.

         3965


     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         3966

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   660,000
Capitalization rate.........................................        10.75%
                                                              -----------
Gross valuation of partnership properties...................  $ 6,140,000
Plus: Cash and cash equivalents.............................      164,322
Plus: Other partnership assets, net of security deposits....      351,450
Less: Mortgage debt, including accrued interest.............   (3,562,255)
Less: Accounts payable and accrued expenses.................      (79,529)
Less: Other liabilities.....................................            0
                                                              -----------
Partnership valuation before taxes and certain costs........    3,013,988
Less: Disposition fees......................................      (25,138)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (179,350)
Less: Closing costs.........................................     (153,500)
                                                              -----------
Estimated net valuation of your partnership.................    2,656,000
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................    2,656,000
          Total number of units.............................         40.0
                                                              -----------
Estimated valuation per unit................................  $    66,400
                                                              ===========
Cash consideration per unit.................................  $    66,400
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $66,400 by the $25 liquidation preference of each Preferred OP Unit to get 2,656 Preferred OP Units per unit.

         3967


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $66,400 by a price of $38.69 to get 1,716.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership;



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              ---------
Cash offer consideration....................................  $  66,400
Partnership Preferred Units.................................  $  66,400
Partnership Common Units....................................  $  66,400
Alternatives:
                                                                    Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $  66,400
  Estimated going concern value.............................  $  49,735
  Net book value (deficit)..................................  $(584,112)


STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and

         3968

qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Shaker Square, LP is a Delaware limited partnership which was formed on October 16, 1985 for the purpose of owning and operating a single property located in Whitehall, Ohio, known as "Shaker Square Apartments." The property consists of 194 units. Your partnership has no employees. As of September 30, 1998, there were 40 units of limited partnership interest issued and outstanding, which were held of record by 35 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 40 limited partnership units in 1985. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $7,807.50 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate in July, 2015, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $3,319,331, payable to Marine Midland and Bank of America, which bears interest at the rate of 7.60%. The mortgage debt is due in November, 2002. Your partnership also has a second mortgage note outstanding of $119,949, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         3969

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 2,656 of our Class Two Partnership Preferred Units;



     - 1,716.25 of our Partnership Common Units; or



     - $66,440.00 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 24% of the outstanding 40 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 2,656 Preferred OP Units, 1,716.25 Common OP Units, or $66,400.00 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 24% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         3970

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         3971


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $66,400.00 in cash, 2,656 Preferred OP Units or 1,716.25 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I

         3972


Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $66,400.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $23,798 for the fiscal year ended December 31, 1998. The property manager received management fees of $65,757 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $630,800 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         3973

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         3974

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         3975

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         3976


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         3977


              SUMMARY FINANCIAL INFORMATION OF SHAKER SQUARE, L.P.



     The summary financial information of Shaker Square, L.P. for the 9 months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Shaker Square, L.P. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on historical information for which 1997 has been audited. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                                          FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA:
  Total Revenues......................  $  979,859   $  967,930   $1,299,815   $1,221,122   $1,151,523   $1,195,937   $1,120,177
  Net Income/(Loss)...................      80,411       82,421       68,046      (48,591)     (62,225)      49,211       12,241
  Net Income/(Loss) per limited
    partnership unit..................       1,769        1,813        1,497       (1,069)      (1,369)       1,083          269
  Distributions per limited
    partnership unit..................          --           --           --        2,565        2,200        2,245           --



                                             SEPTEMBER 30,                                 DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents...........  $  264,044   $  165,416   $  164,322   $  154,424   $  294,869   $  384,219   $  356,310
  Real Estate, Net of Accumulated
    Depreciation......................   2,914,953    3,029,174    3,059,174    3,130,587    3,234,635    3,313,210    3,422,088
  Total Assets........................   3,651,539    3,636,950    3,665,601    3,643,843    3,896,716    4,096,597    4,198,244
  Notes Payable.......................   3,343,457    3,413,761    3,398,042    3,473,228    3,542,130    3,605,272    3,663,137
General Partners' Capital/(Deficit)...       1,322          840          517         (163)       1,489        3,111        3,640
Limited Partners' Capital/(Deficit)...     130,833       83,143       51,228      (16,138)     147,413      308,037      360,338
Partners' Capital/(Deficit)...........     132,155       83,983       51,745      (16,301)     148,902      311,148      363,978
Total Distributions...................          --           --           --      116,612      100,021      102,041           --
Book value per limited partnership
  unit................................       2,937        1,866        1,150         (362)       3,309        6,914        8,088
Net increase (decrease) in cash and
  cash equivalents....................      99,721       10,993        9,898     (140,445)     (89,350)      27,909      356,310
Net cash provided by operating
  activities..........................     202,015      154,454      265,060      175,078      208,759      281,584      (41,704)
Ratio of earnings to fixed charges....      1.20/1       1.47/1       1.20/1       0.85/1       0.91/1       1.15/1       1.04/1
LP Units Outstanding..................          45
LP %..................................          99%
OP%...................................           1%


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING      [SHAKER SQUARE,
                                                              PARTNERSHIP           LP]
                                                              ------------   -----------------
                                                               YEAR ENDED       YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1998
                                                              ------------   -----------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $4,290.63          $    0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $5,312.00          $    0

         3978

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         3979

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth 6,140,000 less approximately 179,350 of deferred maintenance and investment. It is possible that the sale of the properties could result in you receiving more per unit than in our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         3980


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         3981


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2015 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         3982


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

         3983


removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

         3984

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.74% interest, consisting of a 1.24% limited partnership interest and a 1.5% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         3985


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         3986

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's [property] would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has decreased from $100,283.00 for the nine months ended September 30, 1997, to $80,411.00 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November, 2002. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require a vote of a majority of the then outstanding units of all of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale

         3987


transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $5,312 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

         3988

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $4,290.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         3989


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Shaker Square, L.P.......................       $660,012             10.75%         $6,140,000
                                                                                    ----------



     (1) The total net operating income is equal to total revenues of $1,291,116, less total expenses of $572,904 and recurring replacement costs of $58,200.

         3990


     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $2,656,000. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $  660,000
Capitalization rate.........................................       10.75%
                                                              ----------
Gross valuation of partnership properties...................  $6,140,000
Plus: Cash and cash equivalents.............................     164,322
Plus: Other partnership assets, net of security deposits....     351,450
Less: Mortgage debt, including accrued interest.............  (3,562,255)
Less: Accounts payable and accrued expenses.................     (79,529)
Less: Other liabilities.....................................           0
                                                              ----------
Partnership valuation before taxes and certain costs........   3,013,988
Less: Disposition fees......................................     (25,138)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................    (179,350)
Less: Closing costs.........................................    (153,500)
                                                              ----------
Estimated net valuation of your partnership.................   2,656,000
Percentage of estimated net valuation allocated to holders
  of units..................................................      100.00%
                                                              ----------
Estimated net valuation of units............................   2,656,000
          Total number of units.............................        40.0
                                                              ----------
Estimated valuation per unit................................  $   66,400
                                                              ----------
Cash consideration per unit.................................  $   66,400
                                                              ----------



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $66,400.00 by the $25 liquidation preference of each Preferred OP Unit to get 2,656 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $66,400.00 by a price of $38.69 to get 1,716.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $2,656,000 or .47% is the net valuation of your partnership.

         3991


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $100,283.00 for the nine months ended September 30, 1997 to $80,411.00 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         3992


        11. The estimated unit value of $66,400, based on a total estimated value of your partnership's property of $6,140,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $5,312.00 per year on the number of Preferred OP Units, or distributions of $4,290.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. There were no distributions with respect to your units for the fiscal year ended December 31, 1998. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         3993

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         3994


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              ---------
Cash offer price............................................  $  66,400
Partnership preferred units.................................     66,400(1)
Partnership common units....................................     66,400(1)
Alternatives:
                                                                    Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $  66,400
  Estimated going concern value.............................  $  49,735
  Net book value (deficit)..................................  $(584,112)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

         3995

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $49,735 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book (deficit) per unit is $584,112 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $62,013 per unit, going concern value of $45,962 per unit and liquidation value of $58,356 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value

         3996


per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(4,387), $(20,438) and $(8,044). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

         3997

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              SHAKER SQUARE
                                                              -------------
Total Revenues..............................................   $1,310,586
Operating Expenses..........................................     (632,736)
Replacement Reserves -- Net.................................      (80,398)
Debt Service................................................     (376,436)
Capital Expenditures........................................     (158,500)
                                                               ----------
          Net Cash Flow.....................................   $   62,516
                                                               ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.

         3998

     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at capitalization rate of 10.75%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $179,350. Stanger observed that your partnership liquidation value of $2,656,000 was divided by the total units outstanding of 40 to achieve the liquidation value per unit of $66,400.

         3999


     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $660,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $50,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.25%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.3%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 40 to achieve management's estimate of going concern value of $49,735 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $66,400 per unit is equal to management's estimate of liquidation value, and reflects a 33% premium to management's estimate of going concern value of $49,735. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year after the closing of the transaction preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 11.0% Stanger utilized deferred maintenance

         4000


estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (approximately 13% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately 60% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $62,013, $45,962, and $58,356 representing (discounts) to the offer price of (6.6%), (30.8%), and (13.8%). See "Fairness of the Offer -- of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

         4001

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         4002

                                YOUR PARTNERSHIP


GENERAL



     Shaker Square, L.P., is a Delaware limited partnership which completed a private offering in 1985. Insignia acquired the general partner of your partnership in December 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 35 limited partners of your partnership and a total of 40 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on October 16, 1985 for the purpose of owning an apartment property located in Whitehall, Ohio, known as "Shaker Square Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property consists of 194 apartment units. There are 194 two-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 95.64% in 1998, 95.88% in 1997 and 95.88% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $179,350 and are intended to be paid for out of cash flow or borrowings. Renovation items include heating, ventilation and air conditioning systems, electrical, sidewalks, drives, parking lot, and fencing.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $524    $495    $467    $490    $463



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $103,208 of $1,669,580 of assessed valuation with a current yearly tax rate of 6.18%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 6.49% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on July 1, 2015 unless earlier dissolved. Your

         4003


partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 96% and $536, respectively, at December 31, 1998, compared to 96% and $489, respectively, at December 31, 1997. In addition/particular, the general partner noted that it expects to spend approximately $179,350 for capital improvements at the property in 1999 to repair the property's HVAC, sidewalks, parking lots and fencing. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $3,319,331, payable to Marine Midland and Bank of America, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $119,949, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the

         4004


general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,656,000 of limited partnership units in 1985 for $66,400 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until July, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable, responsible or accountable, in damages or otherwise to your partnership or any limited partner for any acts performed by any of them which are reasonably believed by them to be within the scope of the authority conferred on them by your partnership's agreement of limited partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     The general partners and their affiliates are entitled to indemnification by your partnership for any and all acts performed by them in the good faith belief that the act or omission was in the best interests of your partnership and which are reasonable within the scope of the authority conferred upon them by your partnership's agreement of limited partnership or by your partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation; provided, however, that such indemnity will be paid out of and only to the extent of partnership assets.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         4005


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $66,400.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $    0         $    0               $    0           $     0
1994...................................   2,551          2,041                1,276            25,000
1995...................................   2,451          2,000                1,226            24,505
1996...................................   2,915          2,332                1,458            28,570
1997...................................       0              0                    0                 0
1998...................................       0              0                    0                 0
                                         ------         ------               ------           -------
          Total........................  $7,917         $6,373               $3,960           $78,075
                                         ======         ======               ======           =======


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                               NUMBER OF UNITS   PERCENTAGE OF TOTAL UNITS    NUMBER OF
YEAR                             TRANSFERRED            OUTSTANDING          TRANSACTIONS
----                           ---------------   -------------------------   ------------
1994.........................          0                   0.00%                  0
1995.........................          0                   0.00%                  0
1996.........................          0                   0.00%                  0
1997.........................        0.5                   1.41%                  1
1998.........................          0                   0.00%                  0



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.74% interest in your partnership, including .5 units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         4006


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $39,992
1995........................................................     41,022
1996........................................................     44,648
1997........................................................     43,130
1998........................................................     23,798



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1994........................................................  $58,606
1995........................................................   57,203
1996........................................................   61,478
1997........................................................   64,410
1998........................................................   65,757



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         4007


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                                 SHAKER SQUARE, PARTNERS, LTD.
                                -----------------------------------------------------------------------------------------------
                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....  $   264,044   $   165,416   $   164,322   $   154,424   $   294,869   $   384,219   $   356,310
Land & Building...............    5,959,599     5,815,911     5,911,892     5,731,915     5,601,904     5,446,960     5,373,191
Accumulated Depreciation......   (3,044,646)   (2,786,737)   (2,852,718)   (2,601,328)   (2,367,271)   (2,153,750)   (1,951,103)
Other Assets..................      472,542       442,360       442,105       358,802       367,212       399,168       419,846
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 3,651,539   $ 3,636,950   $ 3,663,601   $ 3,643,843   $ 3,896,716   $ 4,096,397   $ 4,198,244
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 3,243,457   $ 3,413,761   $ 3,398,042   $ 3,473,228   $ 3,542,130   $ 3,605,272   $ 3,663,137
Other Liabilities.............      175,927       139,206       215,814       186,916       205,684       180,177       171,129
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 3,519,384   $ 3,552,967   $ 3,613,856   $ 3,660,144   $ 3,747,814   $ 3,785,449   $ 3,834,266
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Partners Capital (Deficit)....  $   132,155   $    83,983   $    51,745   $   (16,301)  $   148,902   $   311,148   $   363,978
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                               SHAKER SQUARE, PARTNERS, LTD.
                                    ------------------------------------------------------------------------------------
                                       FOR THE NINE
                                       MONTHS ENDED
                                       SEPTEMBER 30,                     FOR THE YEAR ENDED DECEMBER 31,
                                    -------------------   --------------------------------------------------------------
                                      1998       1997        1997         1996         1995         1994         1993
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
Rental Revenue....................  $922,644   $906,822   $1,220,424   $1,151,592   $1,087,550   $1,139,967   $1,078,463
Other Income......................    57,215     61,108       79,391       69,530       63,973       55,970       41,714
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
        Total Revenue.............  $979,859   $967,930   $1,290,815   $1,221,123   $1,151,523   $1,195,937   $1,120,177
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
Operating Expenses................  $370,322   $361,897   $  518,119   $  569,524   $  548,462   $  493,768   $  451,948
General & Administrative..........    39,786     32,870       48,509       49,378       48,374       41,242       61,048
Depreciation......................   191,928    185,409      251,389      234,057      213,521      202,647      194,772
Interest Expense..................   223,755    230,846      314,859      321,143      326,902      332,332      321,036
Property Taxes....................    73,657     74,487       98,893       95,611       76,489       76,737       79,132
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
        Total Expenses............  $899,448   $885,509   $1,231,769   $1,269,713   $1,213,748   $1,146,726   $1,107,936
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
Net Income (loss) before
  extraordinary items.............  $ 80,411   $ 82,421   $   68,046   $  (48,591)  $  (62,225)  $   49,211   $   12,241
Extraordinary Items...............        --         --           --           --           --           --           --
                                    --------   --------   ----------   ----------   ----------   ----------   ----------
Net Income (Loss).................  $ 80,411   $ 82,421   $   68,046   $  (48,591)  $  (62,225)  $   49,211   $   12,241
                                    ========   ========   ==========   ==========   ==========   ==========   ==========
Net Income per limited partnership
  unit............................  $  1,769   $  1,813   $    1,497   $   (1,069)  $   (1,369)  $    1,083   $      269
                                    ========   ========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit................  $     --   $     --   $       --   $    2,565   $    2,200   $    2,245   $       --
                                    ========   ========   ==========   ==========   ==========   ==========   ==========

         4008


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your partnership recognized net income of $80,411 for the nine months ended September 30, 1998, compared to net income of $82,421 for the nine months ended September 30, 1997. The decrease in net income of $2,010, or 2.44% was primarily the result of an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $977,979 for the nine months ended September 30, 1998, compared to $969,810 for the nine months ended September 30, 1997, an increase of $8,169, or .84%. The Partnership increased rental rates by an average of 1.7%. However, rental rate increases were offset by other income decreases related to decreased cancellation fees.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $370,322 for the nine months ended September 30, 1998, compared to $361,897 for the nine months ended September 30, 1997, an increase of $8,425 or 2.3%. Management expenses totaled $48,903 for the nine months ended September 30, 1998, compared to $48,070 for the nine months ended September 30, 1997, an increase of $833, or 1.73% as management fees are calculated as a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $39,786 for the nine months ended September 30, 1998 compared to $32,870 for the nine months ended September 30, 1997, an increase of $6,916 or 21.04%.



     INTEREST AND EXPENSES



     Interest expense which includes the amortization of deferred financing costs, totaled $223,755 for the nine months ended September 30, 1998, compared to $230,846 for the nine months ended September 30, 1997, a decrease of $7,091, or 3.10%.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your partnership recognized net income of $68,046 for the year ended December 31, 1997, compared to a net loss of $48,591 for the year ended December 31, 1996. The increase in net income of $116,637, or 240.04% was primarily the result of increased revenue and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,299,815 for the year ended December 31, 1997, compared to $1,221,122 for the year ended December 31, 1996, an increase of $78,693, or 6.44%. The Partnership increased rental rates by an average of 2.8% while occupancy increased .2% to

         4009


95.5%. Additionally other income increased by $10,033 or 19.87% due to increased income from lease cancellation fees and laundry income.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $518,119 for the year ended December 31, 1997, compared to $569,524 for the year ended December 31, 1996, a decrease of $51,405 or 9.03%. This is due primarily to a reduction to non-capitalized building improvements and repairs. In 1996, major exterior building improvements were undertaken, thus reducing the amount of 1997 expenses by $47,000.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General administrative expenses totaled $48,509 for the year ended December 31, 1997 compared to $49,378 for the year ended December 31, 1996, a decrease of $869 of 1.76%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $314,859 for the year ended December 31, 1997, compared to $321,143 for the year ended December 31, 1996, a decrease of $6,284, or 1.96%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your partnership recognized a net loss of $48,591 for the year ended December 31, 1996, compared to a net loss of $62,225 for the year ended December 31, 1995. The decrease in net loss of $13,634, or 21.48% was primarily the result of increased revenue over the increase in expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,221,122 for the year ended December 31, 1996, compared to $1,151,523 for the year ended December 31, 1995, an increase of $69,599, or 6.04%. This is primarily due to increased occupancy levels from 90% in 1995 to 95% in 1996.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants) contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $569,524 for the year ended December 31, 1996, compared to $548,462 for the year ended December 31, 1995, an increase of $21,062 or 3.84%. This is primarily due to gutter repair, other maintenance expenses of $5,800 and exterior building maintenance expenses of $45,000. Management expenses totaled $61,478 for the year ended December 31, 1996, compared to $57,203 for the year ended December 31, 1995, an increase of $4,275, or 7.47%. The increase resulted from increased revenues since management fees are calculated based on a percentage of rental revenue.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $49,378 for the year ended December 31, 1996 compared to $48,374 for the year ended December 31, 1995, an increase of $1,004 or 2.08%.

         4010


     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $321,143 for the year ended December 31, 1996, compared to $326,902 for the year ended December 31, 1995, a decrease of $5,759, or 1.76%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $264,044 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $135,645, was $3,343,457. The mortgages require monthly payments of approximately $31,370 until November 2002, at which time a balloon payment of approximately $3,053,358 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.60%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         4011

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 24% of the outstanding 40 units of your partnership (up to 10.8 units) for consideration per unit of (i) 2,656 Preferred OP Units, (ii) 1,716.25 Common OP Units, or (iii) $66,400 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         4012

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         4013

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         4014

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         4015

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         4016

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 24% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 24% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 24% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 24%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         4017


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         4018


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         4019

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         4020


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         4021


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         4022


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         4023

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         4024

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         4025


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         4026

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         4027


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         4028

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is July      Partnership Agreement") or as provided by
1, 2015.                                          law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
finance and operate your partnership's            Partnership is to conduct any business that
property. Subject to restrictions contained       may be lawfully conducted by a limited
in your partnership's agreement of limited        partnership organized pursuant to the
partnership, your partnership may perform         Delaware Revised Uniform Limited Part-
all acts necessary or appropriate in              nership Act (as amended from time to time,
connection therewith and reasonably related       or any successor to such statute) (the
thereto, including acquiring additional real      "Delaware Limited Partnership Act"),
or personal property, borrowing money and         provided that such business is to be
creating liens.                                   conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         4029
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership are       The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 40 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, your partnership may         contribute funds or other assets to its
acquire property or services from, and have       subsidiaries or other persons in which it
other transactions with per-                      has an equity investment,

         4030
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

sons who are partners or who are affiliates       and such persons may borrow funds from the
of partners. Any and all compensation paid        AIMCO Operating Partnership, on terms and
to such persons in connection with services       conditions established in the sole and
performed for your partnership must be            absolute discretion of the general partner.
commensurate with that which would be paid        To the extent consistent with the business
to an independent person for similar              purpose of the AIMCO Operating Partnership
services and all agreements must be in            and the permitted activities of the general
writing. Your partnership may not make loans      partner, the AIMCO Operating Partnership may
to any partners but the general partner may       transfer assets to joint ventures, limited
make loans to your partnership; provided          liability companies, partnerships,
that the interest and fees received by the        corporations, business trusts or other
general partner in connection with such           business entities in which it is or thereby
loans are not in excess of the amounts which      becomes a participant upon such terms and
would be charged by an unrelated bank and         subject to such conditions consistent with
the general partner does not receive a            the AIMCO Operating Partnership Agreement
finder's or placement fee or commission.          and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money and issue              contains no restrictions on borrowings, and
evidences of indebtedness in furtherance of       the general partner has full power and
your partnership business, whether secured        authority to borrow money on behalf of the
or unsecured.                                     AIMCO Operating Partnership. The AIMCO
                                                  Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
receive, for any proper purpose, the name         purpose of such demand and at such OP
and address of each Limited Partner and the       Unitholder's own expense, to obtain a
number of units owned by each limited             current list of the name and last known
partner. Your partnership furnishes such in-      business, residence or mailing address of
formation to any limited partner requesting       the general partner and each other OP
the same in writing, upon payment of all          Unitholder.
costs and expenses of your partnership in
connection with the preparation and
forwarding of such information.



                               Management Control


The general partner of your partnership           All management powers over the business and
manages and controls your partnership and         affairs of the AIMCO Operating Partnership
all aspects of its business. The general          are vested in AIMCO-GP, Inc., which is the
partner has full, exclusive and complete          general partner. No OP Unitholder has any
authority and discretion in the management        right to participate in or exercise control
and control of the business and the               or management power over the busi-
activities

         4031
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

and operations of your partnership. In the        ness and affairs of the AIMCO Operating
exercise of its authority, it makes all           Partnership. The OP Unitholders have the
decisions affecting the conduct of the            right to vote on certain matters described
business of your partnership. The general         under "Comparison of Your Units and AIMCO OP
partner possesses and may enjoy and exercise      Units -- Voting Rights" below. The general
all of the rights and powers of general           partner may not be removed by the OP
partner as provided by applicable laws,           Unitholders with or without cause.
except to the extent any such rights may be
limited or restricted by express provisions       In addition to the powers granted a general
of your agreement. Limited partners may not       partner of a limited partnership under
take part in the management of the business,      applicable law or that are granted to the
affairs and operations of your partnership,       general partner under any other provision of
transact any business for your partnership,       the AIMCO Operating Partnership Agreement,
have any power, right or authority to enter       the general partner, subject to the other
into any agreement, execute or sign               provisions of the AIMCO Operating
documents for, make representation on behalf      Partnership Agreement, has full power and
of nor to otherwise act so as to bind your        authority to do all things deemed necessary
partnership in any manner.                        or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates are not       Agreement, the general partner is not liable
liable, responsible or accountable, in            to the AIMCO Operating Partnership for
damages or otherwise to your partnership or       losses sustained, liabilities incurred or
any limited partner for any acts performed        benefits not derived as a result of errors
by any of them which are reasonably believed      in judgment or mistakes of fact or law of
by them to be within the scope of the             any act or omission if the general partner
authority conferred on them by your               acted in good faith. The AIMCO Operating
partnership's agreement of limited partner-       Partnership Agreement provides for
ship, excepting only acts of malfeasance,         indemnification of AIMCO, or any director or
gross negligence or actual                        officer of AIMCO (in its capacity as the
misrepresentation. In addition, the general       previous general partner of the AIMCO
partner and its affiliates are entitled to        Operating Partnership), the general partner,
indemnification by your partnership for any       any officer or director of general partner
and all acts performed by them in the good        or the AIMCO Operating Partnership and such
faith belief that the act or omission was in      other persons as the general partner may
the best interests of your partnership and        designate from and against all losses,
which are reasonable within the scope of the      claims, damages, liabilities, joint or
authority conferred upon them by your             several, expenses (in-

         4032
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partnership's agreement of limited                cluding legal fees), fines, settlements and
partnership or by your partnership,               other amounts incurred in connection with
excepting only acts of malfeasance, gross         any actions relating to the operations of
negligence or actual misrepresentation; pro-      the AIMCO Operating Partnership, as set
vided, however, that such indemnity will be       forth in the AIMCO Operating Partnership
paid out of and only to the extent of             Agreement. The Delaware Limited Partnership
partnership assets.                               Act provides that subject to the standards
                                                  and restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause and        the business and affairs of the AIMCO
elect a successor general partner upon a          Operating Partnership. The general partner
vote of the limited partners owning a             may not be removed as general partner of the
majority of the outstanding units. A general      AIMCO Operating Partnership by the OP
partner may not transfer, assign, sell,           Unitholders with or without cause. Under the
withdraw or otherwise dispose of its              AIMCO Operating Partnership Agreement, the
interest unless it obtains the prior written      general partner may, in its sole discretion,
consent of those persons owning more than         prevent a transferee of an OP Unit from
50% of the units and satisfies other              becoming a substituted limited partner
conditions set forth in your partnership's        pursuant to the AIMCO Operating Partnership
agreement of limited partnership. Such            Agreement. The general partner may exercise
consent is also necessary for the approval        this right of approval to deter, delay or
of a new general partner. A limited partner       hamper attempts by persons to acquire a
may not transfer his interests without the        controlling interest in the AIMCO Operating
written consent of the general partners.          Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partners to change the name and location of       Agreement, whereby the general partner may,
the principal place of business of your           without the consent of the OP Unitholders,
partnership, change the name or the               amend the AIMCO Operating Partnership
residence of a partner, substitute a limited      Agreement, amendments to the AIMCO Operating
partner, correct an error in your                 Partnership Agreement require the consent of
partnership's agreement of limited                the holders of a majority of the outstanding
partnership and as required by law. Amend-        Common OP Units, excluding AIMCO
ments of specified provisions of your
partnership's

         4033
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

agreement of limited partnership may be made      and certain other limited exclusions (a
only with the prior written consent of all        "Majority in Interest"). Amendments to the
partners. Other amendments must be approved       AIMCO Operating Partnership Agreement may be
by the limited partners owning more than 50%      proposed by the general partner or by
of the units.                                     holders of a Majority in Interest. Following
                                                  such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives $19,000 annually and may receive         its capacity as general partner of the AIMCO
other fees for additional services.               Operating Partnership. In addition, the
Moreover, the general partner or certain          AIMCO Operating Partnership is responsible
affiliates may be entitled to compensation        for all expenses incurred relating to the
for additional services rendered.                 AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, limited partners are         gross negligence, no OP Unitholder has
not subject to assessment nor personally          personal liability for the AIMCO Operating
liable for any of the debts or obligations        Partnership's debts and obligations, and
of your partnership or any of the losses of       liability of the OP Unitholders for the
your partnership beyond its obligations to        AIMCO Operating Partnership's debts and
contribute to the capital of your                 obligations is generally limited to the
partnership as specified in your                  amount of their investment in the AIMCO
partnership's agreement of limited                Operating Partnership. However, the
partnership and as otherwise provided by          limitations on the liability of limited
law.                                              partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain

         4034
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  circumstances for the AIMCO Operating
                                                  Partnership's obligations to the same extent
                                                  as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner has      relevant partnership agreement, Delaware law
fiduciary responsibilities to your                generally requires a general partner of a
partnership in respect of the funds and           Delaware limited partnership to adhere to
assets of your partnership and will take all      fiduciary duty standards under which it owes
actions which may be necessary or                 its limited partners the highest duties of
appropriate for the proper maintenance and        good faith, fairness and loyalty and which
operation of your partnership's property in       generally prohibit such general partner from
accordance with the provisions of your            taking any action or engaging in any
partnership's agreement of limited                transaction as to which it has a conflict of
partnership and in accordance with                interest. The AIMCO Operating Partnership
applicable laws and regulations. The general      Agreement expressly authorizes the general
partner will manage and control the affairs       partner to enter into, on behalf of the
of your partnership to the best of its            AIMCO Operating Partnership, a right of
abilities and use its best efforts to carry       first opportunity arrangement and other
out the business of your partnership as set       conflict avoidance agreements with various
forth in your partnership's agreement of          affiliates of the AIMCO Operating
limited partnership. However, the general         Partnership and the general partner, on such
partner may engage in or hold interests in        terms as the general partner, in its sole
other business ventures of every kind and         and absolute discretion, believes are
description for its own account including,        advisable. The AIMCO Operating Partnership
without limitation, ventures such as those        Agreement expressly limits the liability of
undertaken by your partnership and your           the general partner by providing that the
partnership and the partners will have no         general partner, and its officers and
rights in and to such independent business        directors will not be liable or accountable
ventures or the income and profits derived        in damages to the AIMCO Operating
therefrom.                                        Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
In general, your partnership's agreement of       of fact or law or of any act or omission if
limited partnership and the AIMCO Operating       the general partner or such director or
Partnership Agreement have limitations on         officer acted in good faith. See
the liability of the general partner but          "Description of OP Units -- Fiduciary
such limitations differ and provide more          Responsibilities" in the accompanying
protection for the general partner of the         Prospectus.
AIMCO Operating Partnership.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  consti-

         4035
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  tute "passive activities" (unless the AIMCO
                                                  Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refi-

         4036
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                    issue date of the Preferred OP      nances its assets, the net
                                    Units.                              proceeds therefrom generally will
                                                                        be retained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may amend        as holders of the Common OP       termination of the AIMCO
your partnership's agreement      Units. See "Description of        Operating Partnership
of limited partnership,           OP Units" in the accompany-       Agreement and certain
subject to certain                ing Prospectus. So long as        transactions such as the
limitations; dissolve and         any Preferred OP Units are        institution of bankruptcy
terminate your partnership;       outstanding, in addition to       proceedings, an assignment
remove a general partner for      any other vote or consent of      for the benefit of creditors
cause; approve certain            partners required by law or       and certain transfers by the
changes of or transfers by a      by the AIMCO Operating            general partner of its
general partner and approve       Partnership Agreement, the        interest in the AIMCO
or disapprove the sale of         affirmative vote or consent       Operating Partnership or the
all or substantially all of       of holders of at least 50%        admission of a successor
the assets of your                of the outstanding Preferred      general partner.
partnership.                      OP Units will be necessary
A general partner may cause       for effecting any amendment       Under the AIMCO Operating
the dissolution of your           of any of the provisions of       Partnership Agreement, the
partnership by retiring when      the Partnership Unit              general partner has the
there are no remaining            Designation of the Preferred      power to effect the
general partners unless, the      OP Units that materially and      acquisition, sale, transfer,
limited partners owning more      adversely affects the rights      exchange or other
than 50% of the then              or preferences of the             disposition of any assets of
outstanding units elect a         holders of the Preferred OP       the AIMCO Operating
new general partner who           Units. The creation or            Partnership (including, but
decides to continue your          issuance of any class or          not limited to, the exercise
partnership with the              series of partnership units,      or grant of any conversion,
approval of the limited           including, without                option, privilege or
partners owning more than         limitation, any partner-          subscription right or any
50% of the then outstanding       ship units that may have          other right available in
units.                            rights senior or superior to      connection with any assets
                                  the Preferred OP Units,           at any time held by the
In general, you have greater      shall not be deemed to            AIMCO Operating Partnership)
voting rights in your             materially adversely affect       or the merger,
partnership than you will         the rights or preferences of      consolidation,
have as an OP Unitholder. OP      the holders of Preferred OP       reorganization or other
Unitholders can not remove        Units. With respect to the        combination of the AIMCO
the general partner of the        exercise of the above             Operating Partnership with
AIMCO Operating Partnership.      described voting rights,          or into another entity, all
                                  each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an

         4037
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    "event of withdrawal," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Your          quarterly cash distributions      to distribute quarterly all,
partnership may, but is not       at the rate of $0.50 per          or such portion as the
obligated to, make current        Preferred OP Unit; provided,      general partner may in its
distributions out of its          however, that at any time         sole and absolute discretion
cash funds as the general         and from time to time on or       determine, of Available Cash
partners may, in their dis-       after the fifth anniversary       (as defined in the AIMCO
cretion, determine. The           of the issue date of the          Operating Partnership
distributions payable to the      Preferred OP Units, the           Agreement) generated by the
partners are not fixed in         AIMCO Operating Partnership       AIMCO Operating Partnership
amount and depend upon the        may adjust the annual             during such quarter to the
operating results and net         distribution rate on the          general partner, the special
sales or refinancing              Preferred OP Units to the         limited partner and the
proceeds available from the       lower of (i) 2.00% plus the       holders of Common OP Units
disposition of your               annual interest rate then         on the record date es-
partnership's assets.             applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective
                                  most recently issued AIMCO

         4038
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  non-convertible preferred         interests in the AIMCO
                                  stock which ranks on a            Operating Partnership on
                                  parity with its Class H           such record date. Holders of
                                  Cumulative Preferred Stock.       any other Preferred OP Units
                                  Such distributions will be        issued in the future may
                                  cumulative from the date of       have priority over the
                                  original issue. Holders of        general partner, the special
                                  Preferred OP Units will not       limited partner and holders
                                  be entitled to receive any        of Common OP Units with
                                  distributions in excess of        respect to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         4039
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner by such         are not listed on any             Agreement restricts the
person if: (1) the interest       securities exchange. The          transferability of the OP
being acquired by the             Preferred OP Units are            Units. Until the expiration
assignee consists of an           subject to restrictions on        of one year from the date on
integral multiple of half         transfer as set forth in the      which an OP Unitholder
units, (2) a written assign-      AIMCO Operating Partnership       acquired OP Units, subject
ment has been duly executed       Agreement.                        to certain exceptions, such
and acknowledged by the                                             OP Unitholder may not
assignor and assignee, (3)        Pursuant to the AIMCO             transfer all or any por-
the written approval of the       Operating Partnership             tion of its OP Units to any
general partners which may        Agreement, until the              transferee without the
be withheld in the sole and       expiration of one year from       consent of the general
absolute discretion of the        the date on which a holder        partner, which consent may
general partners has been         of Preferred OP Units             be withheld in its sole and
granted, (4) the assignor or      acquired Preferred OP Units,      absolute discretion. After
the assignee pays a transfer      subject to certain                the expiration of one year,
fee, (5) the transfer will        exceptions, such holder of        such OP Unitholder has the
not result in a termination       Preferred OP Units may not        right to transfer all or any
of your partnership for tax       transfer all or any portion       portion of its OP Units to
purposes and (6) the              of its Preferred OP Units to      any person, subject to the
assignor and assignee have        any transferee without the        satisfaction of certain con-
complied with such other          consent of the general            ditions specified in the
conditions as set forth in        partner, which consent may        AIMCO Operating Partnership
your partnership's agreement      be withheld in its sole and       Agreement, including the
of limited partnership.           absolute discretion. After        general partner's right of
                                  the expiration of one year,       first refusal. See
There are no redemption           such holders of Preferred OP      "Description of OP Units --
rights associated with your       Units has the right to            Transfers and Withdrawals"
units.                            transfer all or any portion       in the accompanying
                                  of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         4040
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         4041

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         4042

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         4043

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         4044

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         4045


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         4046


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         4047

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
                                                  apart for

         4048

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


When distributions are not paid in full upon      payment, except in limited circumstances, no
the Preferred OP Units or any Parity Units,       dividends may be declared or paid or set
all distributions declared upon the               apart for payment by AIMCO and no other
Preferred OP Units and any Parity Units will      distribution of cash or other property may
be declared ratably in proportion to the          be declared or made, directly or indirectly,
respective amounts of distributions               by AIMCO with respect to any shares of Class
accumulated, accrued and unpaid on the            I Junior Stock, nor shall any shares of
Preferred OP Units and such Parity Units.         Class I Junior Stock be redeemed, purchased
Unless full cumulative distributions on the       or otherwise acquired for any consideration,
Preferred OP Units have been declared and         nor shall any other cash or other property
paid, except in limited circumstances, no         be paid or distributed to or for the benefit
distributions may be declared or paid or set      of holders of shares of Class I Junior
apart for payment by the AIMCO Operating          Stock. See "Description of Class I Preferred
Partnership and no other distribution of          Stock -- Dividends."
cash or other property may be declared or
made, directly or indirectly, by the AIMCO
Operating Partnership with respect to any
Junior Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units,                        the charitable beneficiaries.

         4049

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


cash in an amount equal to the Liquidation
Preference of the Preferred OP Units              The trustee may sell the Class I Preferred
tendered for redemption, (ii) a number of         Stock held in the trust to AIMCO or a
shares of Class A Common Stock of AIMCO that      person, designated by the trustee, whose
is equal in value to the Liquidation              ownership of the Class I Preferred Stock
Preference of the Preferred OP Units              will not violate the Class I Preferred
tendered for redemption, or (iii) for             Ownership Limit. Upon such sale, the
Preferred OP Units redeemed after a two-year      interest of the charitable beneficiaries in
holding period, a number of shares of Class       the shares sold will terminate and the
I Preferred Stock of AIMCO that pay an            trustee will distribute to the prohibited
aggregate amount of dividends equivalent to       transferee, the lesser of (i) the price paid
the distributions on the Preferred OP Units       by the prohibited transferee for the shares
tendered for redemption; provided that such       or if the prohibited transferee did not give
shares are part of a class or series of           value for the shares in connection with the
preferred stock that is then listed on the        event causing the shares to be held in the
NYSE or another national securities               trust, the market price of such shares on
exchange. The Preferred OP Units may not be       the day of the event causing the shares to
redeemed at the option of the AIMCO               be held in the trust and (ii) the price per
Operating Partnership. See "Description of        share received by the trustee from the sale
Preferred OP Units -- Redemption."                or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         4050

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner receives a $19,000 annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $44,648 in 1996, $43,130 in 1997 and $23,798 in 1998. The
property manager received management fees of $61,478 in 1996, $64,410 in 1997 and $65,757 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         4051

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $630,800 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         4052

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Shaker Square, Limited as of December 31, 1997 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         4053


                       INDEX TO THE FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-4
Notes to Condensed Financial Statements.....................  F-5

Independent Auditors' Report................................  F-7
Balance Sheets as of December 31, 1997 and 1996
  (unaudited)...............................................  F-8
Statements of Operations and Changes in Partners' Capital
  for the years ended December 31, 1997 and 1996
  (unaudited)...............................................  F-9
Statements of Cash Flows for the years ended December 31,
  1997 and 1996 (unaudited).................................  F-10
Notes to Financial Statements...............................  F-11

         4054


                             SHAKER SQUARE, LIMITED



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                     ASSETS




Cash and cash equivalents...................................                $  264,000
Other assets................................................                   472,542
Investment property:
  Land......................................................  $   425,000
  Building and related personal property....................    5,534,599
                                                              -----------
                                                                5,959,599
  Less: accumulated depreciation............................   (3,044,646)   2,914,953
                                                              -----------   ----------
          Total assets......................................                $3,651,539
                                                                            ==========
                          LIABILITIES AND PARTNERS' DEFICIT
Liabilities and partners' capital:
  Other accrued liabilities.................................                $  175,927
  Notes payable.............................................                 3,343,457
Partners' deficit...........................................                   132,155
                                                                            ----------
          Total liabilities and partners' deficit...........                $3,651,539
                                                                            ==========



              See accompanying notes to the financial statements.

         4055


                             SHAKER SQUARE, LIMITED



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                              FOR THE NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Revenues
  Rental income.............................................  $922,644    $906,822
  Other income..............................................    57,215      61,108
                                                              --------    --------
          Total revenues....................................   979,859     967,930
Expenses:
  Operating expenses........................................   410,108     394,767
  Depreciation expense......................................   191,928     185,409
  Interest expense..........................................   223,755     212,984
  Property tax expense......................................    73,657      74,487
                                                              --------    --------
          Total expenses....................................   899,448     867,647
          Net income........................................  $ 80,411    $100,283
                                                              ========    ========



              See accompanying notes to the financial statements.

         4056


                             SHAKER SQUARE, LIMITED



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                              FOR THE NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Operating Activities:
  Net Income................................................  $ 80,411    $100,283
  Adjustments to reconcile net income (loss) to net cash
     provided by operating Activities:
     Depreciation and Amortization..........................   191,928     185,409
     Changes in accounts:
       Receivables and deposits and other assets............   (30,437)    (83,528)
       Accounts Payable and accrued expenses................   (39,887)    (47,710)
                                                              --------    --------
          Net cash provided by (used in) operating
            activities......................................   202,015     154,454
                                                              --------    --------
Investing Activities:
  Property improvements and replacements....................   (47,707)    (83,996)
                                                              --------    --------
  Net cash provided by (used in) investing activities.......   (47,707)    (83,996)
                                                              --------    --------
Financing Activities:
  Payments on mortgage......................................   (54,585)    (59,467)
  Partners' Distributions...................................        (1)          1
                                                              --------    --------
  Net cash provided by (used in) financing activities.......   (54,586)    (59,466)
                                                              --------    --------
  Net increase (decrease) in cash and cash equivalents......    99,721      10,993
  Cash and cash equivalents at beginning of period..........   164,322     154,424
                                                              --------    --------
  Cash and cash equivalents at end of period................  $264,044    $165,416
                                                              ========    ========



              See accompanying notes to the financial statements.

         4057


                             SHAKER SQUARE, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Shaker Square, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.



NOTE B -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4058


                             SHAKER SQUARE, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996


                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         4059


                          INDEPENDENT AUDITORS' REPORT



General Partners


Shaker Square, Limited:



     We have audited the accompanying balance sheet of Shaker Square, Limited as of December 31, 1997, and the related statements of operations and changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaker Square, Limited as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina


December 9, 1998

         4060


                             SHAKER SQUARE, LIMITED



                                 BALANCE SHEET



                                     ASSETS



                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                                            (UNAUDITED)
Cash and cash equivalents...................................  $   164,322   $   154,424
Receivables and deposits....................................      160,914        80,281
Restricted escrows (Note B).................................      206,537       198,048
Other assets................................................       74,654        80,503
Investment properties (Note C):
  Land......................................................      425,000       425,000
  Buildings and related personal property...................    5,486,892     5,306,915
                                                              -----------   -----------
                                                                5,911,892     5,731,915
     Less accumulated depreciation..........................   (2,852,718)   (2,601,328)
                                                              -----------   -----------
                                                                3,059,174     3,130,587
                                                              -----------   -----------
                                                              $ 3,665,601   $ 3,643,843
                                                              ===========   ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $    66,383   $    33,409
  Tenant security deposit liabilities.......................       23,761        28,942
  Other liabilities.........................................      125,670       124,565
  Mortgage notes payable (Note C)...........................    3,398,042     3,473,228
Partners' capital...........................................       51,745       (16,301)
                                                              -----------   -----------
                                                              $ 3,665,601   $ 3,643,843
                                                              ===========   ===========



                 See Accompanying Notes to Financial Statements

         4061


                             SHAKER SQUARE, LIMITED



            STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' CAPITAL



                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997         1996
                                                              ----------   -----------
                                                                           (UNAUDITED)
Revenues:
  Rental income.............................................  $1,220,424   $1,151,592
  Other income..............................................      79,391       69,530
                                                              ----------   ----------
          Total revenues....................................   1,299,815    1,221,122
                                                              ----------   ----------
Expenses:
  Operating (Note D)........................................     518,119      569,524
  General and administrative (Note D).......................      48,509       49,378
  Depreciation..............................................     251,389      234,057
  Interest..................................................     314,859      321,143
  Property taxes............................................      98,893       95,611
                                                              ----------   ----------
          Total expenses....................................   1,231,769    1,269,713
                                                              ----------   ----------
Net income (loss)...........................................      68,046      (48,591)
Distributions to partners...................................          --     (116,612)
Partners' (deficit) capital at beginning of year............     (16,301)     148,902
                                                              ----------   ----------
Partners' capital (deficit) at end of year..................  $   51,745   $  (16,301)
                                                              ==========   ==========



                  See Accompanying Notes to Fiscal Statements

         4062


                             SHAKER SQUARE, LIMITED



                            STATEMENT OF CASH FLOWS



                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                1997         1996
                                                              ---------   -----------
                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $  68,046    $ (48,591)
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    251,389      234,057
     Amortization of discounts and loan costs...............     40,816       39,629
     Change in accounts:
       Receivables and deposits.............................    (80,633)      21,460
       Other assets.........................................     (7,759)          --
       Accounts payable.....................................     32,974      (21,237)
       Tenant security deposit liabilities..................     (5,181)         894
       Other liabilities....................................      1,105        1,575
                                                              ---------    ---------
          Net cash provided by operating activities.........    300,757      227,787
                                                              ---------    ---------
Cash flows from investing activities:
  Property improvements and replacements....................   (179,977)    (130,009)
  Net deposits to restricted escrows........................     (8,489)       1,359
                                                              ---------    ---------
          Net cash used in investing activities.............   (188,466)    (128,650)
                                                              ---------    ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................   (102,393)     (94,922)
  Distributions to partners.................................         --     (116,612)
                                                              ---------    ---------
          Net cash used in financing activities.............   (102,393)    (211,534)
                                                              ---------    ---------
Net increase (decrease) in cash and cash equivalents........      9,898     (112,397)
Cash and cash equivalents at beginning of year..............    154,424      266,821
                                                              ---------    ---------
Cash and cash equivalents at end of year....................  $ 164,322    $ 154,424
                                                              =========    =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 274,043    $ 281,514
                                                              =========    =========



                 See Accompanying Notes to Financial Statements

         4063


                             SHAKER SQUARE, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                     DECEMBER 31, 1997 AND 1996 (UNAUDITED)



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Shaker Square, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Certificate and Agreement of Limited Partnership dated October 16, 1985. The Partnerships owns and operates a 194 unit multi-family housing complex, Shaker Square Apartments, in Columbus, Ohio.



     The Partnership's Managing General Partner is Davidson Properties, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Depreciation



     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and personal property assets are depreciated over a 5 to 15 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include unamortized deferred loan costs of $66,894 and $80,503, respectively, which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

         4064

                             SHAKER SQUARE, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 were $206,537 and $198,048, respectively, and consist of a reserve escrow established with a portion of the proceeds of the loan. The funds are used for certain repair work, debt service, expenses and property taxes or insurance. The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of the loan.



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997         1996
                                                              ----------   -----------
                                                                           (UNAUDITED)
First mortgage note payable in monthly installments of
  $30,610, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $3,430,162   $3,532,555
Second mortgage note payable in monthly installments of
  $760, interest only at 7.60%, principal due November 2002;
  collateralized by land and buildings......................     119,949      119,949
                                                              ----------   ----------
Principal balance at year end...............................   3,550,111    3,652,504
Less unamortized discount...................................    (152,069)    (179,276)
                                                              ----------   ----------
                                                              $3,398,042   $3,473,228
                                                              ----------   ----------



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:



1998.....................................................  $  110,451
1999.....................................................     119,144
2000.....................................................     128,521
2001.....................................................     138,637
2002.....................................................   3,053,358
                                                           ----------
                                                           $3,550,111
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

         4065

                             SHAKER SQUARE, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                               1997        1996
                    TYPE OF TRANSACTION                       AMOUNT      AMOUNT
                    -------------------                       -------   -----------
                                                                        (UNAUDITED)
Management fee..............................................  $64,410     $61,478
Partnership administration fee..............................  $17,413     $18,996
Reimbursement for services of affiliates....................  $23,717     $22,921
Construction oversight costs................................  $ 2,000     $ 2,731

         4066


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted, into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         4067

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         4068

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         4069

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         4070

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         4071

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         4072

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         4073

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         4074

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         4075

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         4076

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         4077

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         4078

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         4079

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         4080

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         4081

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4082

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4083

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         4084

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4085

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         4086

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         4087

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         4088

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4089

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4090

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4091


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         4092

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         4093


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         4094


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         4095


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         4096


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4097


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         4098

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         4099


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         4100


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4101


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         4102


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         4103


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         4104


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         4105


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         4106


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         4107


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         4108


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4109


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         4110


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         4111


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4112


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         4113

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4114


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         4115

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4116

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Shaker Square L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Shaker Square L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $66,400 in cash, or 1,716.25 Common OP Units of the Purchaser, or 2,656 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         4117

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         4118

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         4119

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         4120


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         4121


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         4122

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         4123

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         4124

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         4125


                  SUBJECT TO COMPLETION, DATED MARCH   , 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                Shannon Manor Apartments, a Limited Partnership

                        in exchange for your choice of:

            27.5 of our 8.0% Class Two Partnership Preferred Units;


                   17.75 of our Partnership Common Units; or


                                 $682 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $682 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.


     - Recently, Moody's Investors Service revised its outlook for our ratings from stable to negative.


     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         4126

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
SUMMARY........................................    S-1
  The AIMCO Operating Partnership..............    S-1
  Affiliation with your General Partner........    S-1
  Risk Factors.................................    S-1
  Background and Reasons for the Offer.........    S-5
  Valuation of Units...........................    S-9
  Fairness of the Offer........................   S-10
  Stanger Analysis.............................   S-10
  Your Partnership.............................   S-11
  The Offer....................................   S-12
  Terms of the Offer...........................   S-12
  Certain Federal Income Tax Consequences......   S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................   S-14
  Comparison of Your Units and AIMCO OP Units..   S-14
  Conflicts of Interest........................   S-15
  Source and Amount of Funds and Transactional
    Expenses...................................   S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................   S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......   S-18
  Summary Financial Information of Shannon
    Manor Apartments, a Limited Partnership....   S-20
  Comparative Per Unit Data....................   S-20
THE AIMCO OPERATING PARTNERSHIP................   S-21
RISK FACTORS...................................   S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................   S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................   S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................   S-22
    Conflicts of Interest with Respect to the
      Offer....................................   S-22
    Possible Subsequent Offer at a Higher
      Price....................................   S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................   S-23
    Holding Units May Result in Greater Future
      Value....................................   S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................   S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................   S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................   S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................   S-23
    Loss of Future Distributions from Your
      Partnership..............................   S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................   S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................   S-24
    Fundamental Change in Nature of
      Investment...............................   S-24
    Fundamental Change in Number of Properties
      Owned....................................   S-24
    Lack of Trading Market for OP Units........   S-24
    Uncertain Future Distributions.............   S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......   S-24
    Possible Redemption of Preferred Stock.....   S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................   S-25
    Limitations on Effecting a Change of
      Control..................................   S-25
    Limitation on Transfer of OP Units.........   S-25
    Limited Voting Rights of Holders of OP
      Units....................................   S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................   S-25
    Litigation Associated with Partnership
      Acquisitions.............................   S-25
    Dilution of Interests of Holders of OP
      Units....................................   S-25



                                                  PAGE
                                                  ----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................   S-25
    Possible Increase in Control of Your
      Partnership by Us........................   S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................   S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........   S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................   S-26
SPECIAL FACTORS TO CONSIDER....................   S-26
BACKGROUND AND REASONS FOR THE OFFER...........   S-26
  Background of the Offer......................   S-26
  Alternatives Considered......................   S-28
  Expected Benefits of the Offer...............   S-30
  Disadvantages of the Offer...................   S-31
VALUATION OF UNITS.............................   S-32
FAIRNESS OF THE OFFER..........................   S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................   S-34
  Fairness to Unitholders who Tender their
    Units......................................   S-35
  Fairness to Unitholders who do not Tender
    their Units................................   S-36
  Comparison of Consideration to Alternative
    Consideration..............................   S-36
  Allocation of Consideration..................   S-39
STANGER ANALYSIS...............................   S-39
  Experience of Stanger........................   S-39
  Summary of Materials Considered..............   S-40
  Summary of Reviews...........................   S-41
  Conclusions..................................   S-43
  Assumptions, Limitations and
    Qualifications.............................   S-43
  Compensation and Material Relationships......   S-44
YOUR PARTNERSHIP...............................   S-45
  General......................................   S-45
  Your Partnership and its Property............   S-45
  Property Management..........................   S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................   S-45
  Capital Replacement..........................   S-46
  Borrowing Policies...........................   S-46
  Competition..................................   S-47
  Legal Proceedings............................   S-47
  History of the Partnership...................   S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................   S-47
  Distributions and Transfers of Units.........   S-48
  Beneficial Ownership of Interests in Your
    Partnership................................   S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................   S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................   S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................   S-51
THE OFFER......................................   S-54
  Terms of the Offer; Expiration Date..........   S-54
  Acceptance for Payment and Payment for
    Units......................................   S-54
  Procedure for Tendering Units................   S-55
  Withdrawal Rights............................   S-58
  Extension of Tender Period; Termination;
    Amendment..................................   S-58
  Proration....................................   S-59
  Fractional OP Units..........................   S-59
  Future Plans of the AIMCO Operating
    Partnership................................   S-59
  Voting by the AIMCO Operating Partnership....   S-60

         4127


                                                  PAGE
                                                  ----
  Dissenters' Rights...........................   S-60
  Conditions of the Offer......................   S-60
  Effects of the Offer.........................   S-63
  Certain Legal Matters........................   S-63
  Fees and Expenses............................   S-65
  Accounting Treatment.........................   S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........   S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................   S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................   S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................   S-67
  Disguised Sale Treatment.....................   S-67
  Adjusted Tax Basis...........................   S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................   S-68
  Passive Activity Losses......................   S-68
  Tax Reporting................................   S-69
  Foreign Offerees.............................   S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............   S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................   S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....   S-78
DESCRIPTION OF PREFERRED OP UNITS..............   S-84
  General......................................   S-84
  Ranking......................................   S-84
  Distributions................................   S-84



                                                  PAGE
                                                  ----
  Allocation...................................   S-85
  Liquidation Preference.......................   S-85
  Redemption...................................   S-86
  Voting Rights................................   S-86
  Restrictions on Transfer.....................   S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........   S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................   S-89
CONFLICTS OF INTEREST..........................   S-93
  Conflicts of Interest with Respect to the
    Offer......................................   S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................   S-93
  Competition Among Properties.................   S-93
  Features Discouraging Potential Takeovers....   S-93
  Future Exchange Offers.......................   S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................   S-94
LEGAL MATTERS..................................   S-95
EXPERTS........................................   S-95
INDEX TO FINANCIAL STATEMENTS..................    F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................    P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......    A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................    B-1

         4128

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, AmReal Corporation, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We value your property to be worth $8,375,000, less approximately $134,928 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         4129


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         4130


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2017 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         4131


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         4132


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



BACKGROUND AND REASONS FOR THE OFFER


  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         4133

  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage note is due in 2014. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $55.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.

         4134

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $44.38 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately

         4135


       receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         4136

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 1.75%, resulting in a final capitalization rate of 8.5%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   712,000
Capitalization rate.........................................          8.5%
                                                              -----------
Gross valuation of partnership properties...................  $ 8,375,000
Plus: Cash and cash equivalents.............................      125,254
Plus: Other partnership assets, net of security deposits....    1,008,487
Less: Mortgage debt, including accrued interest.............   (2,315,539)
Less: Accounts payable and accrued expenses.................       (8,793)
Less: Other liabilities.....................................      (21,457)
                                                              -----------
Partnership valuation before taxes and certain costs........    7,162,952
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (134,928)
Less: Closing costs.........................................     (209,375)
                                                              -----------
Estimates net valuation of your partnership.................    6,818,649
Percentage of estimated net valuation allocated to holders
  of units..................................................        96.49%
                                                              -----------
Estimated net valuation of LP ownership.....................    6,579,314
          Total LP units....................................      9,649.0
                                                              -----------
Estimated valuation per unit................................          682
                                                              ===========
Cash consideration per unit.................................  $       682
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $682 by the $25 liquidation preference of each Preferred OP Unit to get 27.50 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $682 by a price of $38.69 to get 17.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         4137

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................    $682
Partnership Preferred Units.................................    $682
Partnership Common Units....................................    $682
Alternatives:

  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................    $682
  Net book value (deficit)..................................    $ 27
  Going Concern Value.......................................    $607


STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the

         4138

fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Shannon Manor Apartments, a Limited Partnership is a South Carolina limited partnership which was formed on December 22, 1972 for the purpose of owning and operating a single apartment property located in Durham, North Carolina, known as "Shannon Manor". Shannon Manor consists of 230 apartment units and was built in 1970. Your partnership has no employees. As of September 30, 1998, there were 9,649 units of limited partnership interest issued and outstanding, which were held of record by 17 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 9,649 limited partnership units in 1972. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $41.90 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on October 1, 2017, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,232,588, payable to USGI, Inc., which bears interest at the rate of 7.0%. The mortgage debt is due in August 2014. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         4139

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 27.5 of our Class Two Partnership Preferred Units;



     - 17.75 of our Partnership Common Units; or



     - $682 in cash;



in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer. 100 units for purposes of this offer represents a 1% interest in your partnership.


     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 9,649 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 27.50 Preferred OP Units, 17.75 Common OP Units, or $682 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         4140

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         4141


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $682 in cash, 27.50 Preferred OP Units or 17.75 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         4142


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $682.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $8,500 for the fiscal year ended December 31, 1998. The property manager received management fees of $120,745 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,453,190 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         4143

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         4144

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA) 19,045     19,594       20,758
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         4145

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961      $ 442,526
  Property operating expenses...............................     (136,240)      (189,442)
  Owned property management expenses........................       (8,933)       (11,831)
  Depreciation..............................................      (80,420)       (98,853)
                                                                ---------      ---------
                                                                  120,368        142,400
                                                                ---------      ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912         41,676
  Management and other expenses.............................      (14,386)       (23,683)
  Corporate overhead allocation.............................         (196)          (588)
  Depreciation and amortization.............................      (15,243)       (26,480)
                                                                ---------      ---------
                                                                     (913)        (9,075)
  Minority interests in service company business............           --            (10)
                                                                ---------      ---------
  Partnership's shares of income from service company
     business...............................................         (913)        (9,085)
                                                                ---------      ---------
  General and administrative expenses.......................       (8,632)       (21,371)
  Interest expense..........................................      (90,890)      (121,699)
  Interest income...........................................       40,887         21,734
  Minority interest.........................................       (8,548)       (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)       (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851          5,848
  Amortization of Goodwill..................................       (5,071)            --
                                                                ---------      ---------
          Net income........................................    $  24,703      $ (36,125)
                                                                =========      =========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)     $   (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)     $   (1.16)
Distributions paid per Common OP Unit.......................    $    1.69      $    1.85
Book value per Common OP Unit...............................    $   24.52      $   26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439      $ 130,703
Cash used in investing activities...........................      (79,923)    (1,135,038)
Cash provided by (used in) financing activities.............       16,740        955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985      $ 172,733
Weighted average number of Common OP Units outstanding......       74,946         74,094

         4146


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         4147


SUMMARY FINANCIAL INFORMATION OF SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP



     The summary financial information of Shannon Manor Apartments, a Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Shannon Manor Apartments, a Limited Partnership for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. The amounts for 1995, 1994 and 1993 are not included in the Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.



                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP



                                                          FOR THE NINE
                                                             MONTHS
                                                             ENDED
                                                         SEPTEMBER 30,            FOR THE YEAR ENDED DECEMBER 31,
                                                        ----------------     ------------------------------------------
                                                         1998      1997       1997     1996     1995     1994     1993
                                                        ------    ------     ------   ------   ------   ------   ------
                                                                     (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues......................................  $1,253    $1,186     $1,599   $1,523   $1,453   $1,368   $1,322
  Net Income..........................................  $  432    $  313     $  417   $  411   $  404   $  340   $  210
  Net Income per limited partnership unit.............   43.22     31.30      41.65     0.04    40.34    34.01    20.97
  Distributions per limited partnership unit..........    0.00      3.63       0.00     0.00     0.02     0.01     0.01
  Distributions per limited partnership unit (which
    represent a return of capital)....................      --        --         --       --       --       --       --



                                                         SEPTEMBER 30,                        DECEMBER 31,
                                                       -----------------   --------------------------------------------------
                                                        1998      1997      1997      1996       1995       1994       1993
                                                       -------   -------   -------   -------   --------   --------   --------
                                                                        (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash Equivalents..........................  $   675   $   169   $    77   $    71   $    166   $    238   $    212
  Real Estate, Net of Accumulated Depreciation.......  $ 1,876   $ 1,948   $ 1,980   $ 1,840   $  1,275   $  1,211   $  1,162
  Total Assets.......................................  $ 2,970   $ 2,628   $ 2,609   $ 2,377   $  1,988   $  1,803   $  1,614
  Notes Payable......................................  $ 2,246   $ 2,334   $ 2,316   $ 2,386   $  2,452   $  2,514   $  2,571
Total Liabilities....................................  $ 2,306   $ 2,439   $ 2,352   $ 2,500   $  2,499   $  2,550   $  2,614
General Partners Capital (Deficit)...................  $     5   $   (21)  $   (10)  $   (24)  $    (38)  $    (50)  $    (57)
Limited Partners Capital (Deficit)...................  $   659   $   210   $   267   $   (99)  $   (473)  $   (696)  $   (943)
                                                       -------   -------   -------   -------   --------   --------   --------
Partners' Capital (Deficit)..........................  $   664   $   189   $   257   $  (123)  $   (511)  $   (747)  $ (1,000)
Total Distributions..................................  $    24   $    --   $    36   $    23   $    168   $     86   $    109
Book value per limited partnership unit..............  $ 65.98   $ 14.88   $ 26.71   $ (9.87)  $ (47.32)  $ (69.63)  $ (94.30)
Net increase (decrease) in cash and cash
  equivalents........................................  $   598   $    98   $     6   $   (95)  $    (72)  $     26   $     (8)
Net cash provided by operating activities............  $   399   $   357   $   584   $   569   $    499   $    440   $    310
Ratio of earnings to fixed charges...................   4.43/1    2.94/1    3.54/1    3.45/1     3.34/1     2.92/1     2.08/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                               SHANNON
                                                                                MANOR
                                                                 AIMCO       APARTMENTS,
                                                               OPERATING      A LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $44.38         $    0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $55.00         $    0

         4148

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                     CLASS A              PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                           ----------------------------      UNITS
            CALENDAR QUARTERS              HIGH      LOW       DIVIDEND   DISTRIBUTION
            -----------------              ----      ---       --------   ------------
1999
  First Quarter (through March 5)........  $41 5/8   $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter.........................   37 3/8    30        0.5625       0.5625
  Third Quarter..........................   41        30 15/16  0.5625       0.5625
  Second Quarter.........................   38 7/8    36 1/2    0.5625       0.5625
  First Quarter..........................   38 5/8    34 1/4    0.5625       0.5625
1997
  Fourth Quarter.........................   38        32        0.5625       0.5625
  Third Quarter..........................   36 3/16   28 1/8    0.4625       0.4625
  Second Quarter.........................   29 3/4    26        0.4625       0.4625
  First Quarter..........................   30 1/2    25 1/2    0.4625       0.4625
1996
  Fourth Quarter.........................   28 3/8    21 1/8    0.4625       0.4625
  Third Quarter..........................   22        18 3/8    0.4250       0.4250
  Second Quarter.........................   21        18 3/8    0.4250       0.4250
  First Quarter..........................   21 1/8    19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         4149

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We value your property to be worth $8,375,000 although we believe the property needs approximately $134,928 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such

         4150


disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         4151


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of October 1, 2017 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         4152


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

         4153


removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.


     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding

         4154


common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.1% interest, consisting of no limited partnership interest and a 2.1% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.

         4155


     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty under the mortgage on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.

         4156

  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $314,000 for the nine months ended September 30, 1997, to $432,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage note is due in August, 2014. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's property would require a vote of a majority the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.


     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity

         4157


would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $55.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an

         4158


       annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $44.38 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

         4159

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 1.75%, resulting in a final capitalization rate of 8.5%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Shannon Manor Apartments                       $  712,000              8.5%        $ 8,375,000
                                                                                   -----------
Estimated Total Gross Property Value                                               $ 8,375,000


---------------


     (1) The total net operating income is equal to total revenues of $1,599,000, less total expenses of $818,000 and recurring replacement costs of $69,000.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $5,504,399. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

         4160


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 96.49% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $   712,000
Capitalization rate.........................................          8.5%
                                                              -----------
Gross valuation of partnership properties...................  $ 8,375,000
Plus: Cash and cash equivalents.............................      125,254
Plus: Other partnership assets, net of security deposits....    1,008,487
Less: Mortgage debt, including accrued interest.............   (2,315,539)
Less: Accounts payable and accrued expenses.................       (8,793)
Less: Other liabilities.....................................      (21,457)
                                                              -----------
Partnership valuation before taxes and certain costs........    7,162,952
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (134,928)
Less: Closing costs.........................................     (209,375)
                                                              -----------
Estimated net valuation of your partnership.................    6,818,649
Percentage of estimated net valuation allocated to holders
  of units..................................................        96.49%
                                                              -----------
Estimated net valuation of LP ownership.....................    6,579,314
          Total LP units....................................      9,649.0
                                                              -----------
Estimated valuation per unit................................          682
                                                              ===========
Cash consideration per unit.................................  $       682
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $682 by the $25 liquidation preference of each Preferred OP Unit to get 27.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $682 by a price of $38.69 to get 17.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $5,504,399 or .97% is the net valuation of your partnership.

         4161


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $313,000 for the nine months ended September 30, 1997 to $432,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         4162


        11. The estimated unit value of $682, based on a total estimated value of your partnership's property of $7,600,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $55.00 per year on the number of Preferred OP Units, or distributions of $44.38 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         4163

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         4164


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until October 1, 2017, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................    $682
Partnership preferred units.................................     682(1)
Partnership common units....................................     682(1)
Alternatives:

  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................    $682
  Estimated going concern value.............................    $605
  Net book value (deficit)..................................    $ 27


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

         4165

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 14.5%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $607 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book value per unit is only $27 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



STANGER'S ESTIMATE OF NET ASSET VALUE, GOING CONCERN VALUE AND LIQUIDATION VALUE



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $625 per unit, going concern value of $616 per unit and liquidation value of $604 per unit. For an explanation of how Stanger determined such values see "Stanger
Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value

         4166


per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(57), $(66) and $(78). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 96.49% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

         4167

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses and forecasts prepared by your partnership of the estimated current net liquidation value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              SHANNON MANOR
                                                               APARTMENTS
                                                              -------------
Total Revenues..............................................   $1,689,384
Operating Expenses..........................................     (847,290)
Replacement Reserves -- Net.................................      (93,296)
Debt Service................................................     (245,822)
Capital Expenditures........................................     (215,973)
                                                               ----------
          Net Cash Flow.....................................   $  287,003
                                                               ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance

         4168


with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 8.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $134,928. Stanger observed that your partnership liquidation

         4169


value of $6,818,649 was allocated 96.49% to the limited partners and divided by the total units outstanding of 9,649 to achieve the liquidation value per unit of $682.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $712,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $20,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 9.0%; and
(ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 14.5%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 10.9%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 9,649 to achieve management's estimate of going concern value of $607 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units of the partnership were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $682 per unit is equal to management's estimate of liquidation value, and reflects a 12% premium to management's estimate of going concern value of $607. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) preferred stock of AIMCO with a value equal to $25. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 15, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 15, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net

         4170


operating income for the property, a direct capitalization rate of 10%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.5%. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 14.5% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 14.5% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.5% as described above), plus 200 basis points reflecting the additional risk associated with mortgage debt equal to less than 30% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998, adjusted for a $500,000 cash distribution, which we advised Stanger would be made after September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $625, $616, and $604 representing discounts to the offer price of 8.3%, 9.6% and 11.4%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), special limited partner and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or

         4171

misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         4172

                                YOUR PARTNERSHIP


GENERAL



     Shannon Manor Apartments, a Limited Partnership, is a South Carolina limited partnership which closed a private offering in 1972. Insignia acquired the general partner of your partnership in November, 1992. AIMCO acquired Insignia in October, 1998. There are currently a total of 17 limited partners of your partnership and a total of 9,649 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on December 22, 1972 for the purpose of owning an apartment property located in Durham, North Carolina, known as "Shannon Manor." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1970 and consists of 230 apartment units. There are 24 one-bedroom apartments, 138 two-bedroom apartments and 68 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 96.01% in 1998, 98.26% in 1997 and 98.26% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations or improvements for 1999 total $134,928 and are intended to be paid for out of cash flow or borrowings.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $551    $532    $501    $467    $456



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $99,744 of $6,083,062 of assessed valuation with a current yearly tax rate of 1.64%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 1.67% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on October 1, 2017 unless earlier dissolved. Your

         4173


partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 96% and $581, respectively, at December 31, 1998, compared to 98% and $551, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because the property is located in a strong market with a steady upward trend. In addition, the general partner noted that it expects to spend approximately $134,928 for capital improvements at the property in 1999 to improve the property's amenities by adding washer/dryer, fireplace and patio/balcony. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,232,588, payable to USGI, Inc, which bears interest at a rate of 7.0%. The mortgage debt is due in August 2014. Your

         4174


partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $9,649 of limited partnership units in 1972. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until October 1, 2017, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership are not liable to the limited partners for any act or omission performed or omitted in good faith, pursuant to the authority granted to them to promote the interests of your partnership, except for act or omission which constitute fraud or gross negligence. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership's agreement of limited partnership does not provide for indemnification of the general partners and their affiliates.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         4175


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $11.34         $2,297                 $0             $ 27,346
1994...................................    8.92          1,807                  0               21,517
1995...................................   17.45          3,536                  0               42,095
1996...................................     .43             87                  0                1,038
1997...................................    3.77            763                  0                9,083
1998...................................       0              0                  0                    0
                                         ------         ------                 --             --------
          Total........................  $41.91         $8,490                 $0             $101,079
                                         ======         ======                 ==             ========


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions (i.e., excluding transactions believed to be between related parties, family members or the same beneficial owner.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.1% interest in your partnership, including the interest held by us as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         4176


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $13,250
1995........................................................     13,553
1996........................................................     18,540
1997........................................................     22,628
1998........................................................      8,500



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                FEES
                            ----                              --------
                                                                   Not
1994........................................................  available
1995........................................................  $103,821
1996........................................................   108,745
1997........................................................   112,600
1998........................................................   120,745



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         4177


                         SELECTED FINANCIAL INFORMATION


               OF SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Shannon Manor Apartments, a Limited Partnership taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from audited financial statements which are not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                       SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                               -----------------------------------------------------------------------------------------------
                                     SEPTEMBER 30,                                    DECEMBER 31,
                               -------------------------   -------------------------------------------------------------------
                                  1998          1997          1997          1996          1995          1994          1993
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Cash and Cash Equivalents....  $       675   $       169   $        77   $        71   $       166   $       238   $       212
Land & Building..............        5,481         5,372         5,449         5,128         4,431         4,261         4,109
Accumulated Depreciation.....       (3,605)       (3,424)       (3,469)       (3,288)       (3,156)       (3,050)       (2,947)
Other Assets.................          419           511           552           466           547           354           240
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total Assets........  $     2,970   $     2,628   $     2,609   $     2,377   $     1,988   $     1,803   $     1,614
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========
Mortgage & Accrued
  Interest...................  $     2,246   $     2,334   $     2,316   $     2,386   $     2,452   $     2,514   $     2,571
Other Liabilities............           60           105            36           114            47            36            43
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total Liabilities...        2,306         2,439         2,352         2,500         2,499         2,550         2,614
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Partners Capital (Deficit)...  $       664   $       189   $       257   $      (123)  $      (511)  $      (747)  $    (1,000)
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========



                               FOR THE NINE MONTHS ENDED                           FOR THE YEARS ENDED
                                     SEPTEMBER 30,                                    DECEMBER 31,
                               -------------------------   -------------------------------------------------------------------
                                  1998          1997          1997          1996          1995          1994          1993
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental Revenue...............  $     1,195   $     1,123   $     1,520   $     1,469   $     1,382   $     1,288   $     1,259
Other Income.................           58            63            79            54            71            80            63
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total Revenue.......        1,253         1,186         1,599         1,523         1,453         1,368         1,322
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Expenses...........          289           339           426           428           422           372           495
General & Administrative.....          192           188           312           280           267           271           219
Depreciation.................          136           136           181           137           105           103           103
Interest Expense.............          126           132           164           168           173           177           194
Property Taxes...............           78            78            99            99            82           105           101
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total Expenses......          821           873         1,182         1,112         1,049         1,028         1,112
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss) before
  extraordinary items........          432           313           417           411           404           340           210
Extraordinary Items..........           --            --            --            --            --            --            --
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss)............          432           313           417           411           404           340           210
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income per limited
  partnership unit...........        43.22         31.30         41.65          0.04         40.34         34.01         20.97
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========
Distribution per limited
  partnership unit...........         0.00          3.63          0.00          0.00          0.02          0.01          0.01
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========

         4178


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW


     The following discussion and analysis of the results of operations and financial condition of your partnership should be read in conjunction with the audited financial statements of your partnership included herein.

RESULTS OF OPERATIONS

  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months
Ended
  September 30, 1997

  Net Income


     Your partnership recognized net income of $432,000 for the nine months ended September 30, 1998, compared to $313,000 for the nine months ended September 30, 1997. The increase in net income of $119,000, or 37.85% was primarily the result of an increase in rental revenues and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.


  Revenues


     Rental and other property revenues from the partnership's property totaled $1,253,000 for the nine months ended September 30, 1998, compared to $1,186,000 for the nine months ended September 30, 1997 an increase of $67,000, or 5.65%. This increase is due to a rate increase of approximately 6% that management implemented during 1998 and offset slightly by a 2% decrease occupancy to 96% at September 1998. Management cannot predict whether the current occupancy rates will continue.


  Expenses


     The partnership's property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $289,000 for the nine months ended September 30, 1998, compared to $339,000 for the nine months ended September 30, 1997, a decrease of $50,208 or 14.80%. This decrease is due to several factors. During the prior year, the property incurred major landscaping costs, with no similar projects undertaken during the current year. Trash collections, sewer costs and other maintenance costs were lower during the current year. The decrease in maintenance expenses in the current year was the result of improvements made in the prior year. In addition, marketing and advertising costs decreased as management did not have to advertise as heavily since occupancy had improved but management cannot predict whether such occupancy rates will remain at their current level. The partnership's property management expenses totaled $89,000 for the nine months ended September 30, 1998, compared to $85,000 for the nine months ended September 30, 1997, an increase of $4,000, or 4.70%. This increase is due to the increase in revenues, as this expense is a function of rental revenues.


  Interest Expense


     Interest expense on the mortgage indebtedness totaled $126,000 for the nine months ended September 30, 1998, compared to $132,000 for the nine months ended September 30, 1997, a decrease of $6,000, or 4.54%. This decrease is the result of a lower average mortgage balance due to principal payments made during the period.

         4179

  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996

  Net Income


     Your partnership recognized net income of $416,000 for the year ended December 31, 1997, compared to $411,000 for the year ended December 31, 1996. The increase in net income of $5,000, or 1.22% was due to an increase in rental revenues, offset by increases in depreciation and general and administrative expenses. These factors are discussed in more detail in the following paragraphs.


  Revenues


     Rental and other property revenues from the partnership's property totaled $1,599,000 for the year ended December 31, 1997, compared to $1,523,000 for the year ended December 31, 1996, an increase of $76,000, or 4.99%. This increase is due to a rate increase of approximately 4% that your partnership's management implemented during 1997.


  Expenses


     Depreciation expense increased $44,000 (32.11%) over the prior year, resulting from the major capital program the property underwent during the previous two years, in which the property capitalized additions of $321,000
(1997) and $698,000 (1996). General and administrative expenses increased $32,000 (23.35%) over the prior year. This increase is due primarily to an increase in manager rent-free unit expense, as management compensated its on-site manager by providing an apartment unit. There was also an increase in bad debt expense due to a higher amount of past due rent revenue deemed uncollectible. The decrease in interest expense is due to a lower average mortgage balance resulting from principal payments made during the year.


  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995

  Net Income


     Your partnership recognized net income of $411,000 for the year ended December 31, 1996, compared to $403,000 for the year December 31, 1995. The increase in net income of $8,000, or 1.99%, was due to an increase in rental revenues, offset by increases in depreciation and general and administrative expenses. These factors are discussed in more detail in the following paragraphs.


  Revenues


     Rental and other property revenues from the partnership's property totaled $1,523,000 for the year ended December 31, 1996, compared to $1,452,000 for the year ended December 31, 1995, an increase of $71,000, or 4.89%. This increase is due to a rate increase of approximately 6% that management implemented during 1996, partially offset by a 1.5% decrease in occupancy.


  Expenses


     Depreciation expense increased $13,000 (12.38%) over the prior year, resulting from the major capital program the property was undergoing in the current year, in which the property capitalized additions of $698,000. General and administrative expenses increased $13,000 (4.86%) over the prior year. This increase is due primarily to an increase in advertising, as management increased spending in this area in efforts to increase occupancy. The decrease in interest expense is due to a lower average mortgage balance resulting from principal payments made during the year.


LIQUIDITY AND CAPITAL RESOURCES


     As of September 30, 1998, your partnership had $675,000 in cash and cash equivalents. Your partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. The mortgage indebtedness of $2,246,000 requires monthly payments of approximately $20,000 until maturity in

         4180

August 2014. The note, which is collateralized by pledge of land and buildings, has a stated interest rate of 7% and is insured by the U.S. Department of Housing and Urban Development. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of your partnership. Such assets are currently thought to be sufficient for any near-term needs of your partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         4181

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 9,649 units of your partnership (up to 2,412.25 units) for consideration per unit of (i) 27.5 Preferred OP Units, (ii) 17.75 Common OP Units, or (iii) $682 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below).


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim distributions made by your partnership between

         4182

  , 1999, and the expiration of the offer. See "-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         4183

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         4184

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         4185

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         4186

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         4187


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         4188


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         4189

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         4190


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         4191


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         4192


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         4193

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         4194

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         4195


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         4196

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         4197


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         4198

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under South Carolina law.               as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash Receipts (as defined in your                 Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is October 1, 2017.                   law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to               The purpose of the AIMCO Operating
construct, own, improve, maintain, operate,       Partnership is to conduct any business that
lease and dispose of your partnership's           may be lawfully conducted by a limited
property for capital appreciation and the         partnership organized pursuant to the
production of income. Subject to                  Delaware Revised Uniform Limited Part-
restrictions contained in your partnership's      nership Act (as amended from time to time,
agreement of limited partnership, your            or any successor to such statute) (the
partnership may do all things necessary for       "Delaware Limited Partnership Act"),
or incidental to the protection and benefit       provided that such business is to be
of your partnership, including, borrowing         conducted in a manner that permits AIMCO to
funds and creating liens.                         be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         4199
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership,          The general partner is authorized to issue
with the consent of the limited partners, is      additional partnership interests in the
authorized to admit additional limited            AIMCO Operating Partnership for any
partners and allow additional capital             partnership purpose from time to time to the
contributions by current limited partners.        limited partners and to other persons, and
The capital contribution need not be equal        to admit such other persons as additional
for all limited partners.                         limited partners, on terms and conditions
                                                  and for such capital contributions as may be
                                                  established by the general partner in its
                                                  sole discretion. The net capital
                                                  contribution need not be equal for all OP
                                                  Unitholders. No action or consent by the OP
                                                  Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The fact that a partner is employed by, or        The AIMCO Operating Partnership may lend or
is directly or indirectly interested in or        contribute funds or other assets to its
connected with any person, firm or                subsidiaries or other persons in which it
corporation employed by your part-                has an equity investment,

         4200
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

nership to render or perform a service, or        and such persons may borrow funds from the
from whom or which your partnership may buy       AIMCO Operating Partnership, on terms and
merchandise or other property, will not           conditions established in the sole and
prohibit the general partners from executing      absolute discretion of the general partner.
a lease with or employing such person, firm       To the extent consistent with the business
or corporation or from otherwise dealing          purpose of the AIMCO Operating Partnership
with him or it.                                   and the permitted activities of the general
                                                  partner, the AIMCO Operating Partnership may
                                                  transfer assets to joint ventures, limited
                                                  liability companies, partnerships,
                                                  corporations, business trusts or other
                                                  business entities in which it is or thereby
                                                  becomes a participant upon such terms and
                                                  subject to such conditions consistent with
                                                  the AIMCO Operating Partnership Agreement
                                                  and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership may       The AIMCO Operating Partnership Agreement
borrow money for partnership purposes,            contains no restrictions on borrowings, and
mortgage, pledge or encumber any or all of        the general partner has full power and
the property of your partnership as               authority to borrow money on behalf of the
securities for such borrowings or as              AIMCO Operating Partnership. The AIMCO
security for any purchase money mortgage          Operating Partnership has credit agreements
involved in the purchase of your                  that restrict, among other things, its
partnership's property.                           ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership provides that the books of            written demand with a statement of the
account, together with a copy of your             purpose of such demand and at such OP
partnership's agreement of limited part-          Unitholder's own expense, to obtain a
nership and any amendments thereto, will at       current list of the name and last known
all times be maintained at the principal          business, residence or mailing address of
office of your partnership and will be open       the general partner and each other OP
to the reasonable inspection and examination      Unitholder.
of the partners or their duly authorized
representatives.



                               Management Control


The general management, control and conduct       All management powers over the business and
of the business of your partnership is            affairs of the AIMCO Operating Partnership
vested exclusively in the general partner.        are vested in AIMCO-GP, Inc., which is the
All decisions are made by agreement of the        general partner. No OP Unitholder has any
general partner. No limited partner may take      right to participate in or exercise control
part in or interfere in any manner with the       or management power over the business and
conduct or control of the business of your        affairs of the AIMCO Operating Partner-
partner-

         4201
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ship and no limited partner has the right or      ship. The OP Unitholders have the right to
authority to act for or bind your                 vote on certain matters described under
partnership.                                      "Comparison of Your Units and AIMCO OP
                                                  Units -- Voting Rights" below. The general
                                                  partner may not be removed by the OP
                                                  Unitholders with or without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to the             Agreement, the general partner is not liable
limited partners for any act or omission          to the AIMCO Operating Partnership for
performed or omitted in good faith, pursuant      losses sustained, liabilities incurred or
to the authority granted to them to promote       benefits not derived as a result of errors
the interests of your partnership, except         in judgment or mistakes of fact or law of
for any act or omission which constitutes         any act or omission if the general partner
fraud or gross negligence. However, your          acted in good faith. The AIMCO Operating
partnership's agreement of limited part-          Partnership Agreement provides for
nership does not provide for indemnification      indemnification of AIMCO, or any director or
of the general partner and its affiliates.        officer of AIMCO (in its capacity as the
                                                  previous general partner of the AIMCO
                                                  Operating Partnership), the general partner,
                                                  any officer or director of general partner
                                                  or the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other

         4202
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  amounts incurred in connection with any
                                                  actions relating to the operations of the
                                                  AIMCO Operating Partnership, as set forth in
                                                  the AIMCO Operating Partnership Agreement.
                                                  The Delaware Limited Partnership Act
                                                  provides that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Your partnership's agreement of limited           Except in limited circumstances, the general
partnership does not provide for the removal      partner has exclusive management power over
of a general partner by the limited               the business and affairs of the AIMCO
partners. A general partner may not withdraw      Operating Partnership. The general partner
from your partnership without the written         may not be removed as general partner of the
consent of limited partners owning 75% of         AIMCO Operating Partnership by the OP
the units. The unanimous written consent of       Unitholders with or without cause. Under the
all partners is necessary to admit a new          AIMCO Operating Partnership Agreement, the
general partner. A limited partner may            general partner may, in its sole discretion,
transfer its interest in accordance with          prevent a transferee of an OP Unit from
applicable law but such transferee does not       becoming a substituted limited partner
become a substituted limited partner without      pursuant to the AIMCO Operating Partnership
the consent of the general partner and the        Agreement. The general partner may exercise
limited partners.                                 this right of approval to deter, delay or
                                                  hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership does not provide for amendments.      set forth in the AIMCO Operating Partnership
However, your partnership's agreement of          Agreement, whereby the general partner may,
limited partnership has been amended              without the consent of the OP Unitholders,
subsequent to its original filing.                amend the AIMCO Operating Partnership
                                                  Agreement, amendments to the AIMCO Operating
                                                  Partnership Agreement require the consent of
                                                  the holders of a majority of the outstanding
                                                  Common OP Units, excluding AIMCO and certain
                                                  other limited exclusions (a "Majority in

         4203
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Interest"). Amendments to the AIMCO
                                                  Operating Partnership Agreement may be
                                                  proposed by the general partner or by
                                                  holders of a Majority in Interest. Following
                                                  such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under South Carolina law, the limited             Except for fraud, willful misconduct or
partners are not liable directly or               gross negligence, no OP Unitholder has
indirectly for debts, obligations and             personal liability for the AIMCO Operating
liabilities of your partnership. However, if      Partnership's debts and obligations, and
a limited partner takes actions on behalf of      liability of the OP Unitholders for the
your partnership, such limited partner will       AIMCO Operating Partnership's debts and
be responsible for any liability which may        obligations is generally limited to the
result from such actions.                         amount of their investment in the AIMCO
                                                  Operating Partnership. However, the
                                                  limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partner-

         4204
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship's obligations to the same extent as the
                                                  general partner.



                                Fiduciary Duties


The general partner of your partnership may       Unless otherwise provided for in the
engage in or possess an interest in other         relevant partnership agreement, Delaware law
business ventures of every nature and             generally requires a general partner of a
description, including but not limited to         Delaware limited partnership to adhere to
the ownership, financing, leasing,                fiduciary duty standards under which it owes
operation, management, syndication,               its limited partners the highest duties of
brokerage and development of real property;       good faith, fairness and loyalty and which
and neither your partnership nor the              generally prohibit such general partner from
partners will have any rights in or to such       taking any action or engaging in any
independent ventures or to the income or          transaction as to which it has a conflict of
profits derived therefrom. See "Your              interest. The AIMCO Operating Partnership
Partnership -- Fiduciary Responsibility of        Agreement expressly authorizes the general
the General Partner of Your Partnership."         partner to enter into, on behalf of the
                                                  AIMCO Operating Partnership, a right of
In general, your partnership's agreement of       first opportunity arrangement and other
limited partnership and the AIMCO Operating       conflict avoidance agreements with various
Partnership Agreement have limitations on         affiliates of the AIMCO Operating
the liability of the general partner but          Partnership and the general partner, on such
such limitations differ in terms and provide      terms as the general partner, in its sole
more protection for the general partner of        and absolute discretion, believes are
the AIMCO Operating Partnership.                  advisable. The AIMCO Operating Partnership
                                                  Agreement expressly limits the liability of
                                                  the general partner by providing that the
                                                  general partner, and its officers and
                                                  directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
                                                  Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset

         4205
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital

         4206
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the approval of      AIMCO Operating Partnership       OP Unitholders have voting
holders of 75% of the units       Agreement, the holders of         rights only with respect to
is needed to approve the          the Preferred OP Units will       certain limited matters such
withdrawal of a general           have the same voting rights       as certain amendments and
partner and to send a notice      as holders of the Common OP       termination of the AIMCO
to the general partner            Units. See "Description of        Operating Partnership
stating that they have            OP Units" in the accompany-       Agreement and certain
determined that your              ing Prospectus. So long as        transactions such as the
partnership is dissolving         any Preferred OP Units are        institution of bankruptcy
due to an action by the           outstanding, in addition to       proceedings, an assignment
general partners making it        any other vote or consent of      for the benefit of creditors
impossible for your               partners required by law or       and certain transfers by the
partnership to carry on its       by the AIMCO Operating            general partner of its
business in a normal              Partnership Agreement, the        interest in the AIMCO
fashion. Within thirty days       affirmative vote or consent       Operating Partnership or the
of such notice, if all of         of holders of at least 50%        admission of a successor
the limited partners agree        of the outstanding Preferred      general partner.
to continue the business of       OP Units will be necessary
your partnership, a new           for effecting any amendment       Under the AIMCO Operating
general partner may be            of any of the provisions of       Partnership Agreement, the
elected to carry on the           the Partnership Unit              general partner has the
business of your                  Designation of the Preferred      power to effect the
partnership. Upon the vote        OP Units that materially and      acquisition, sale, transfer,
of the general partner and        adversely affects the rights      exchange or other
the limited partners owning       or preferences of the             disposition of any assets of
at least 67% of the units,        holders of the Preferred OP       the AIMCO Operating
your partnership may              Units. The creation or            Partnership (including, but
dissolve and may sell all or      issuance of any class or          not limited to, the exercise
substantially all of its          series of partnership units,      or grant of any conversion,
interest in all partnership       including, without                option, privilege or
assets. The consent of the        limitation, any partner-          subscription right or any
general partner and all           ship units that may have          other right available in
limited partners is               rights senior or superior to      connection with any assets
necessary to admit a general      the Preferred OP Units,           at any time held by the
partner or a limited              shall not be deemed to            AIMCO Operating Partnership)
partner.                          materially adversely affect       or the merger,
                                  the rights or preferences of      consolidation,
In general, you have greater      the holders of Preferred OP       reorganization or other
voting rights in your             Units. With respect to the        combination of the AIMCO
partnership than you will         exercise of the above             Operating Partnership with
have as an OP Unitholder. OP      described voting rights,          or into another entity, all
Unitholders cannot remove         each Preferred OP Units           without the consent of the
the general partner of the        shall have one (1) vote per       OP Unitholders.
AIMCO Operating Partnership.      Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,

         4207
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Net Cash            at the rate of $0.50 per          or such portion as the
Receipts are disbursed at         Preferred OP Unit; provided,      general partner may in its
reasonable intervals as           however, that at any time         sole and absolute discretion
determined by the general         and from time to time on or       determine, of Available Cash
partners in their absolute        after the fifth anniversary       (as defined in the AIMCO
discretion.                       of the issue date of the          Operating Partnership
                                  Preferred OP Units, the           Agreement) generated by the
                                  AIMCO Operating Partnership       AIMCO Operating Partnership
                                  may adjust the annual             during such quarter to the
                                  distribution rate on the          general partner, the special
                                  Preferred OP Units to the         limited partner and the
                                  lower of (i) 2.00% plus the       holders of Common OP Units
                                  annual interest rate then         on the record date es-
                                  applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the
                                  Such distributions will be

         4208
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  cumulative from the date of       future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may not         There is no public market         There is no public market
mortgage its interest but         for the Preferred OP Units        for the OP Units. The AIMCO
may otherwise assign, sell        and the Preferred OP Units        Operating Partnership
or dispose of its                 are not listed                    Agreement re-

         4209
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

interest in accordance with       on any securities exchange.       stricts the transferability
applicable law. A transferee      The Preferred OP Units are        of the OP Units. Until the
may become a substituted          subject to restrictions on        expiration of one year from
limited partner upon the          transfer as set forth in the      the date on which an OP
approval of the general           AIMCO Operating Partnership       Unitholder acquired OP
partner and the consent of        Agreement.                        Units, subject to certain
the limited partners.                                               exceptions, such OP
There are no redemption           Pursuant to the AIMCO             Unitholder may not transfer
rights associated with your       Operating Partnership             all or any portion of its OP
units.                            Agreement, until the              Units to any transferee
                                  expiration of one year from       without the consent of the
                                  the date on which a holder        general partner, which
                                  of Preferred OP Units             consent may be withheld in
                                  acquired Preferred OP Units,      its sole and absolute
                                  subject to certain                discretion. After the
                                  exceptions, such holder of        expiration of one year, such
                                  Preferred OP Units may not        OP Unitholder has the right
                                  transfer all or any portion       to transfer all or any
                                  of its Preferred OP Units to      portion of its OP Units to
                                  any transferee without the        any person, subject to the
                                  consent of the general            satisfaction of certain con-
                                  partner, which consent may        ditions specified in the
                                  be withheld in its sole and       AIMCO Operating Partnership
                                  absolute discretion. After        Agreement, including the
                                  the expiration of one year,       general partner's right of
                                  such holders of Preferred OP      first refusal. See
                                  Units has the right to            "Description of OP Units --
                                  transfer all or any portion       Transfers and Withdrawals"
                                  of its Preferred OP Units to      in the accompanying
                                  any person, subject to the        Prospectus.
                                  satisfaction of certain
                                  conditions specified in the       After the first anniversary
                                  AIMCO Operating Partner-          of becoming a holder of
                                  ship Agreement, including         Common OP Units, an OP
                                  the general partner's right       Unitholder has the right,
                                  of first refusal.                 subject to the terms and
                                                                    conditions of the AIMCO
                                  After a one-year holding          Operating Partnership
                                  period, a holder may redeem       Agreement, to require the
                                  Preferred OP Units and            AIMCO Operating Partnership
                                  receive in exchange               to redeem all or a portion
                                  therefor, at the AIMCO Oper-      of the Common OP Units held
                                  ating Partnership's option,       by such party in exchange
                                  (i) subject to the terms of       for a cash amount based on
                                  any Senior Units (as defined      the value of shares of Class
                                  below), cash in an amount         A Common Stock. See
                                  equal to the Liquidation          "Description of OP
                                  Preference of the Preferred       Units -- Redemption Rights"
                                  OP Units tendered for             in the accompanying
                                  redemption, (ii) a number of      Prospectus. Upon receipt of
                                  shares of Class A Common          a notice of redemption, the
                                  Stock of AIMCO that is equal      AIMCO Operating Partnership
                                  in Value to the Liquidation       may, in its sole and
                                  Preference of the Preferred       absolute discretion but
                                  OP Units tendered for             subject to the restrictions
                                  redemption, or (iii) for          on the ownership of Class A
                                  Preferred OP Units redeemed       Common Stock imposed under
                                  after a two-year holding          AIMCO's charter and the
                                  period, a number of shares        transfer restrictions and
                                  of Class I Preferred Stock        other limitations thereof,
                                  of AIMCO that pay an              elect to cause AIMCO to
                                                                    acquire some or all of the
                                                                    ten-

         4210
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         4211

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         4212

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         4213

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         4214

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         4215


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         4216


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         4217

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         4218

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for

         4219

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      The trustee may sell the Class I Preferred
A Common Stock of AIMCO that is equal in          Stock held in the trust to AIMCO or a
value to the Liquidation Preference of the        person, designated by the trustee, whose
Preferred OP Units tendered for redemption,       ownership of the Class I Preferred Stock
or (iii) for Preferred OP Units redeemed          will not violate the Class I Preferred
after a two-year holding period, a number of      Ownership Limit. Upon such sale, the
shares of Class I Preferred Stock of AIMCO        interest of the charitable beneficiaries in
that pay an aggregate amount of dividends         the shares sold will terminate and the
equivalent to the distributions on the            trustee will distribute to the prohibited
Preferred OP Units tendered for redemption;       transferee, the lesser of (i) the price paid
provided that such shares are part of a           by the prohibited transferee for the shares
class or series of preferred stock that is        or if the prohibited transferee did not give
then listed on the NYSE or another national       value for the shares in connection with the
securities exchange. The Preferred OP Units       event causing the shares to be held in the
may not be redeemed at the option of the          trust, the market price of such shares on
AIMCO Operating Partnership. See                  the day of the event causing the shares to
"Description of Preferred OP                      be held in the trust and (ii) the price per
Units -- Redemption."                             share received by the trustee from the sale
                                                  or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         4220

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $18,540 in 1996, $22,628 in 1997 and $8,500 in 1998. The property manager received management fees of $108,745 in 1996, $112,600 in 1997 and $120,745 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         4221

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,645,155 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or a Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         4222

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.



                                    EXPERTS



     Ernst & Young LLP, independent auditors, have audited the financial statements of Shannon Manor Apartments, a Limited Partnership at December 31, 1997 and 1996, and for the years then ended, as set forth in their report. We've included the financial statements of Shannon Manor Apartments, a Limited Partnership in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         4223

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (Unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997
  (Unaudited)...............................................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-4
Note A -- Basis of Presentation (Unaudited).................  F-4
Independent Auditors' Report................................  F-5
Balance Sheet as of December 31, 1997.......................  F-6
Statement of Profit and Loss for the year ended December 31,
  1997......................................................  F-7
Statement of Changes in Deficit/Equity for the year ended
  December 31, 1997.........................................  F-10
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-11
Notes to Financial Statements...............................  F-12
Independent Auditors' Report................................  F-15
Balance Sheet as of December 31, 1996.......................  F-16
Statement of Profit and Loss for the year ended December 31,
  1996......................................................  F-17
Statement of Changes in Deficit/Equity for the year ended
  December 31, 1996.........................................  F-20
Statement of Cash Flows for the year ended December 31,
  1996......................................................  F-21
Notes to Financial Statements...............................  F-22

         4224

                            SHANNON MANOR APARTMENTS

                            CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1998
                                  (UNAUDITED)

                                     ASSETS


Cash and cash equivalents...................................                $  675,402
Receivables and Deposits....................................                    81,858
Restricted Escrows..........................................                    89,972
Other Assets................................................                   247,323
Investment Property:
  Land......................................................      211,500
  Building and related personal property....................    5,269,497
                                                              -----------
                                                                5,480,997
  Less: Accumulated depreciation............................  $(3,605,149)   1,875,848
                                                              -----------   ----------
          Total Assets:.....................................                $2,970,403
                                                                            ==========

                          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable............................................                $    5,153
Other Accrued Liabilities...................................                     3,347
Property Taxes Payable......................................                    36,321
Tenant Security Deposits....................................                    14,732
Notes Payable...............................................                 2,245,668
Partners' Capital...........................................                   665,182
                                                                            ----------
          Total Liabilities and Partners' Capital...........                $2,970,403
                                                                            ==========

                             See accompanying note.

         4225

                            SHANNON MANOR APARTMENTS

                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
Revenues:
  Rental Income.............................................  $1,194,684   $1,122,822
  Other Income..............................................      58,416       63,247
                                                              ----------   ----------
          Total Revenues....................................   1,253,100    1,186,069
Expenses:
  Operating Expenses........................................     289,071      339,279
  General and Administrative Expenses.......................     192,061      187,633
  Depreciation Expense......................................     135,878      135,878
  Interest Expense..........................................     126,129      131,882
  Property Tax Expense......................................      77,763       77,880
                                                              ----------   ----------
          Total Expenses....................................     820,902      872,552
                                                              ----------   ----------
          Net Income........................................  $  432,198   $  313,517
                                                              ==========   ==========


                             See accompanying note.

         4226

                            SHANNON MANOR APARTMENTS

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
Operating Activities:
  Net Income (loss).........................................  $ 432,198   $ 313,517
  Adjustments to reconcile net income (loss) to net cash
     provided by operating Activities:
     Depreciation and Amortization..........................    135,878     135,878
     Changes in accounts:
       Receivables and deposits and other assets............   (178,583)    (82,853)
       Accounts Payable and accrued expenses................      9,081      (9,167)
                                                              ---------   ---------
          Net cash provided by (used in) operating
            activities......................................    398,574     357,375
                                                              ---------   ---------
Investing Activities
  Property improvements and replacements....................    (31,607)   (244,019)
  Net (increase)/decrease in restricted escrows.............    311,522      37,279
                                                              ---------   ---------
          Net cash provided by (used in) investing
            activities......................................    279,915    (206,740)
                                                              ---------   ---------
Financing Activities
  Distributions to partners.................................    (24,396)         --
  Payments on mortgage......................................    (56,033)    (52,426)
                                                              ---------   ---------
          Net cash provided by (used in) financing
            activities......................................    (80,429)    (52,426)
                                                              ---------   ---------
          Net increase (decrease) in cash and cash
            equivalents.....................................    598,060      98,209
Cash and cash equivalents at beginning of year..............     77,342      71,271
                                                              ---------   ---------
Cash and cash equivalents at end of period..................  $ 675,402   $ 169,480
                                                              =========   =========


NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited financial statements of Shannon Manor Apartments as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.

     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         4227

                         REPORT OF INDEPENDENT AUDITORS

The General Partners
Shannon Manor Apartments, A Limited Partnership

     We have audited the accompanying balance sheet of Shannon Manor Apartments, A Limited Partnership (FHA Project No. 053-35064-PM) as of December 31, 1997 and the related statements of profit and loss, changes in deficit/equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shannon Manor Apartments, A Limited Partnership at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

February 10, 1998
Greenville, South Carolina

         4228

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                                 BALANCE SHEET
                               DECEMBER 31, 1997

                                     ASSETS

Current assets
  Petty cash................................................                $      300
  Unrestricted cash.........................................                    55,585
  Tenant accounts receivable, net of allowance for doubtful
     accounts of $10,087....................................                    10,536
                                                                            ----------
          Total current assets..............................                    66,421
Deposits held in trust -- funded
  Tenant security deposits..................................                    21,457
Prepaid expenses
  Property insurance........................................                    13,246
  Mortgage insurance........................................                     8,057
                                                                            ----------
          Total prepaid expenses............................                    21,303
Restricted deposits and funded reserves
  Mortgage escrow deposits..................................                    75,475
  Reserve for replacements..................................                    79,997
  Paint reserve.............................................                   246,022
                                                                            ----------
          Total deposits....................................                   401,494
Fixed assets, at cost (Notes 1 and 2)
  Land......................................................  $   211,500
  Building..................................................    5,237,890
                                                              -----------
                                                                5,449,390
Less accumulated depreciation...............................   (3,469,271)   1,980,119
                                                              -----------
Other assets
  Partnership cash..........................................                   118,761
                                                                            ----------
                                                                            $2,609,555
                                                                            ==========

                           LIABILITIES AND PARTNERS' EQUITY

Current liabilities
  Accounts payable..........................................                $   13,943
  Accrued interest -- mortgage..............................                    13,838
  Mortgage payable, current portion (Note 2)................                    75,615
                                                                            ----------
          Total current liabilities.........................                   103,396
Deposit and prepayment liabilities
  Tenant security deposits..................................                    21,457
  Rent received in advance..................................                     1,234
                                                                            ----------
          Total deposit and prepayment liabilities..........                    22,691
Long-Term Liabilities
  Mortgage payable (Note 2).................................                 2,301,701
     Less current portion...................................                   (75,615)
                                                                            ----------
          Total long-term liabilities.......................                 2,226,086
                                                                            ----------
          Total liabilities.................................                 2,352,173
  Partners' equity..........................................                   257,382
                                                                            ----------
                                                                            $2,609,555
                                                                            ==========

                            See accompanying notes.

         4229

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                          STATEMENT OF PROFIT AND LOSS
                          YEAR ENDED DECEMBER 31, 1997


                   DESCRIPTION OF ACCOUNT                       AMOUNT
                   ----------------------                     ----------
Rental Income
  Apartments or Member Carrying Charges (Coops).............  $1,734,180
  Miscellaneous (specify) Rent increases not implemented....     (72,130)
                                                              ----------
          Total Rent Revenue Potential at 100% Occupancy....   1,662,050
Vacancies
  Apartments................................................    (142,075)
  Miscellaneous (specify)...................................
                                                              ----------
          Total Vacancies...................................    (142,075)
                                                              ----------
          Net Rental Revenue Rent Revenue Less Vacancies....   1,519,975
Elderly and Congregate Services Income
                                                              ----------
          Total Service Income (Schedule Attached)..........          --
Financial Revenue
  Income from Investments -- Miscellaneous*.................      11,755
                                                              ----------
          Total Financial Revenue...........................      11,755
Other Revenue
  Laundry and Vending.......................................      27,178
  NSF and Late Charges......................................      14,271
  Damages and Cleaning Fees.................................      11,084
  Forfeited Tenant Security Deposits........................         712
  Other Revenues (specify)..................................      13,834
                                                              ----------
          Total Other Revenue...............................      67,079
                                                              ----------
          Total Revenue.....................................  $1,598,809
                                                              ==========
Administrative Expenses
  Advertising...............................................  $   22,174
  Other Administrative Expense..............................      14,683
  Office Salaries...........................................      18,287
  Office Supplies...........................................      13,221
  Office or Model Apartment Rent............................       7,210
  Management Fee............................................     112,600
  Manager or Superintendent Salaries........................      24,201
  Manager or Superintendent Rent Free Unit..................      24,340
  Legal Expenses (Project)..................................          12
  Auditing Expenses (Project)...............................       6,050
  Bookkeeping Fees/Accounting Services......................      14,628
  Telephone and Answering Service...........................       4,663
  Bad Debts.................................................      30,555
  Miscellaneous Administrative Expenses (specify)**.........      11,791
                                                              ----------
          Total Administrative Expenses.....................     304,415
                                                              ----------

         4230
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1997

                   DESCRIPTION OF ACCOUNT                       AMOUNT
                   ----------------------                     ----------
Utilities Expense
  Fuel Oil/Coal.............................................
  Electricity (Light and Misc. Power).......................  $   21,924
  Water.....................................................      32,800
  Gas.......................................................       1,588
  Sewer.....................................................      51,717
                                                              ----------
          Total Utilities Expense...........................     108,029

         4231
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1997


                   DESCRIPTION OF ACCOUNT                       AMOUNT
                   ----------------------                     ----------
Operating and Maintenance Expenses
  Janitor and Cleaning Payroll..............................
  Janitor and Cleaning Supplies.............................  $       10
  Janitor and Cleaning Contract.............................       8,215
  Exterminating Payroll/Contract............................       2,583
  Garbage and Trash Removal.................................      17,656
  Grounds Supplies..........................................       3,900
  Grounds Contract..........................................      36,713
  Repairs Payroll...........................................      68,962
  Repairs Material..........................................      25,116
  Repairs Contract..........................................      33,822
  Heating/Cooling Repairs and Maintenance...................       7,295
  Swimming Pool Maintenance/Contract........................       1,999
  Snow Removal..............................................         172
  Decorating Payroll/Contract...............................      30,619
  Decorating Supplies.......................................       4,727
  Miscellaneous Operating & Maintenance Exp.***.............       1,760
                                                              ----------
          Total Operating & Maintenance Expenses............     243,549
Taxes and Insurance
  Real Estate Taxes.........................................      98,864
  Payroll Taxes (FICA)......................................      10,060
  Miscellaneous Taxes, Licenses and Permits.................       1,294
  Property and Liability Insurance (Hazard).................      36,948
  Workmen's Compensation....................................       7,672
  Health Insurance & Other Employee Benefits................       7,137
  Other Insurance (specify).................................
                                                              ----------
          Total Taxes and Insurance.........................     161,975
Financial Expenses
  Interest on Mortgage Payable..............................     163,821
  Mortgage Insurance Premium/Service Charge.................      11,355
  Miscellaneous Financial Expenses
                                                              ----------
          Total Financial Expenses..........................     175,176
Elderly & Congregate Service Expenses
          Total Cost of Operations Before Depreciation......     993,144
                                                              ----------
          Profit (Loss) Before Depreciation.................     605,665
  Depreciation (Total) -- 6600 (specify)....................    (181,171)
                                                              ----------
          Operating Profit or (Loss)........................     424,494
Corporate or Mortgagor Entity Expenses
  Other Expenses (Entity) General partners fees and
     expenses...............................................       8,000
                                                              ----------
          Total Corporate Expenses..........................       8,000
                                                              ----------
          Net Profit or (Loss)..............................  $  416,494
                                                              ==========


                            See accompanying notes.

         4232

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                     STATEMENT OF CHANGES IN DEFICIT/EQUITY
                          YEAR ENDED DECEMBER 31, 1997

(Deficit) at December 31, 1996..............................  $(122,780)
Net income..................................................    416,494
Distributions...............................................    (36,332)
                                                              ---------
Equity at December 31, 1997.................................  $ 257,382
                                                              =========

                            See accompanying notes.

         4233

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1997

Source of Funds
Operations:
  Revenue:
    Rental income...........................................             $1,451,247
    Other:
      Legal and late fees...................................  $ 14,271
      Laundry income........................................    27,178
      Cleaning and damage...................................    11,084
      Deposits forfeited....................................    14,546
      Interest income.......................................    11,755       78,834
                                                              --------   ----------
                                                                          1,530,081
  Expenses:
    Administrative expenses.................................    72,594
    Management fee..........................................   112,600
    Bookkeeper fee..........................................    18,768
    Operating expenses......................................   109,526
    Payrolls................................................   111,450
    Maintenance fees........................................   174,587
    Taxes -- payroll........................................    10,060
    Taxes -- real estate....................................    98,864
    Taxes -- miscellaneous..................................     1,294
    Property insurance......................................    37,944
    Workmen's compensation..................................     7,672
    Health insurance........................................     7,137
    Interest on mortgage note...............................   163,821
    Mortgage insurance premium..............................    11,553
    Entity expenses.........................................     8,000      945,870
                                                              --------   ----------
Net cash provided by operating activities...................                584,211
Investing activities
Change in partnership cash..................................                 (4,474)
Change in restricted deposits and funded reserves...........                (73,702)
Purchase of fixed assets, including $69,679 of additions
  capitalized and in accounts payable in the prior year.....               (390,712)
                                                                         ----------
Net cash (used) for investing activities....................               (468,888)
Financing activities
Distributions...............................................             $  (36,332)
Reduction of long-term debt.................................                (70,520)
                                                                         ----------
Net cash (used) for financing activities....................               (106,852)
                                                                         ----------
Increase in unrestricted cash...............................                  8,471
Unrestricted cash at December 31, 1996......................                 47,114
                                                                         ----------
Unrestricted cash at December 31, 1997......................             $   55,585
                                                                         ==========
Operating activities
Net income..................................................             $  416,494
Adjustments to adjust net income to net cash provided by
  operating activities:
  Depreciation..............................................                181,171
  Changes in operating assets and liabilities:
    Prepaid expenses........................................                 (1,194)
    Deposits held in trust..................................                  2,400
    Tenant accounts receivable..............................                 (7,049)
    Accounts payable........................................                 (1,497)
    Bookkeeper fee payable..................................                 (4,140)
    Rent received in advance................................                    426
    Tenant security deposits................................                 (2,400)
                                                                         ----------
Net cash provided by operating activities...................             $  584,211
                                                                         ==========

                            See accompanying notes.

         4234

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The Partnership is organized as a limited partnership formed to acquire an interest in real property located in Durham, North Carolina and to operate thereon an apartment complex of 230 units, under Section 221(d)4 of the National Housing Act. Such projects are regulated by HUD as to rent charges and operating methods. The regulatory agreement limits annual distributions of net operating receipts to "surplus cash" available at the end of each year.

  Depreciation

     Depreciation is computed principally by the straight-line and accelerated methods over estimated useful lives of 3 to 40 years.

  Cash Equivalents

     The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents except for imprest balances of petty cash.

  Income Taxes

     Income taxes have not been recorded in the accompanying financial statements because they accrue directly to the partners.

  Management Agreement

     The Partnership pays management fees equal to 7.5 percent of gross collections to Insignia Residential Group.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. LONG-TERM DEBT

     A mortgage note is payable in monthly installments of $19,528 until August 2014, including interest at 7%, to USGI, Inc. The note is collateralized by pledge of land and buildings and, in addition, is insured by HUD. The note was confirmed in writing to our independent public accountants. Principal maturities for the next five years are as follows:

1998......................................................   $75,615
1999......................................................    81,080
2000......................................................    86,946
2001......................................................    93,232
2002......................................................    99,971

     During the year, the Partnership incurred net interest costs on the mortgage note of $163,821 and paid net interest costs of $163,821.

         4235
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3. RELATED PARTY TRANSACTIONS

     Transactions with affiliates of the general partners are summarized as follows:

RELATED PARTY               TYPE OF TRANSACTION              AMOUNT
-------------               -------------------             --------
Insignia Residential Group  Management fee                  $112,600
Insignia Residential Group  Bookkeeper fee                    14,628
AmReal Corporation          General partner reimbursements     8,000

4. FIXED ASSETS AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP

                                                                         BUILDINGS         COST
                                                                        AND RELATED     CAPITALIZED
                                                                         PERSONAL      SUBSEQUENT TO
               DESCRIPTION                  ENCUMBRANCES      LAND       PROPERTY       ACQUISITION
               -----------                  ------------    --------    -----------    -------------
Shannon Manor Apartments.................    $2,301,701     $211,500    $3,175,539      $2,062,351
                                             ==========     ========    ==========      ==========

                         GROSS AMOUNT AT WHICH CARRIED

                                      BUILDINGS
                                     AND RELATED
                                      PERSONAL                  ACCUMULATED      DATE       DEPRECIABLE
      DESCRIPTION           LAND      PROPERTY       TOTAL      DEPRECIATION   ACQUIRED    LIFE -- YEARS
      -----------         --------   -----------   ----------   ------------   --------    -------------
Shannon Manor...........  $211,500   $5,237,890    $5,449,390    $3,469,271      7/74          3-40
                          ========   ==========    ==========    ==========

     Reconciliation of "Fixed Assets and Accumulated Depreciation":

FIXED ASSETS
Balance at beginning of year................................  $5,128,357
Property improvements.......................................     321,033
                                                              ----------
Balance at end of year......................................  $5,449,390
                                                              ==========
ACCUMULATED DEPRECIATION
Balance at beginning of year................................  $3,288,100
Additions charged to expense................................     181,171
                                                              ----------
Balance at end of year......................................  $3,469,271
                                                              ==========

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $5,724,465. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $3,927,037.

         4236
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. INCOME TAXES

     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

     The following is a reconciliation of reported net loss and Federal taxable loss:

Net income as reported......................................  $416,494
Add (deduct):
  Depreciation differences..................................   (40,682)
  Other.....................................................    (1,332)
                                                              --------
Federal taxable (loss) income...............................  $374,480
                                                              ========
Federal taxable (loss) income per limited partnership
  unit......................................................  $  37.07
                                                              ========

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities:

Net assets as reported......................................  $ 257,382
Land and Buildings..........................................    275,076
Accumulated depreciation....................................   (457,766)
Other.......................................................    (14,915)
                                                              ---------
Net assets -- tax basis.....................................  $  59,777
                                                              =========

6. EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4237

                         REPORT OF INDEPENDENT AUDITORS

The General Partners
Shannon Manor Apartments, A Limited Partnership

     We have audited the accompanying balance sheet of Shannon Manor Apartments, A Limited Partnership (FHA Project No. 053-35064-PM) as of December 31, 1996 and the related statements of profit and loss, changes in deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shannon Manor Apartments, A Limited Partnership at December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

February 10, 1997
Greenville, South Carolina

         4238

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                                 BALANCE SHEET
                               DECEMBER 31, 1996

                                     ASSETS

Current assets
  Petty cash................................................  $       300
  Unrestricted cash.........................................       47,114
  Tenant accounts receivable................................        3,487
                                                              -----------
          Total current assets..............................       50,901
Deposits held in trust -- funded
  Tenant security deposits..................................       23,857
Prepaid expenses
  Property insurance........................................       12,250
  Mortgage insurance........................................        7,859
                                                              -----------
          Total prepaid expenses............................       20,109
Restricted deposits and funded reserves
  Mortgage escrow deposits..................................       72,495
  Reserve for replacements..................................       66,697
  Paint reserve.............................................      188,600
                                                              -----------
          Total deposits....................................      327,792
Fixed assets, at cost (Notes 1 and 2)
  Land......................................................  $   211,500
  Building..................................................    4,916,857
                                                              -----------
                                                                5,128,357
Less accumulated depreciation...............................   (3,288,100)
                                                                1,840,257
                                                              -----------
Other assets
  Partnership cash..........................................      114,287
                                                              -----------
                                                              $ 2,377,203
                                                              ===========

                    LIABILITIES AND PARTNERS' DEFICIT

Current liabilities
  Accounts payable..........................................  $    85,119
  Accrued interest -- mortgage..............................       13,838
  Bookkeeper fee payable....................................        4,140
  Mortgage payable, current portion (Note 2)................       70,520
                                                              -----------
          Total current liabilities.........................      173,617
Deposit and prepayment liabilities
  Tenant security deposits..................................       23,857
  Rent received in advance..................................          808
                                                              -----------
          Total deposit and prepayment liabilities..........       24,665
Long-term liabilities
  Mortgage payable (Note 2).................................    2,372,221
     Less current portion...................................      (70,520)
                                                              -----------
          Total long-term liabilities.......................    2,301,701
                                                              -----------
          Total liabilities.................................    2,499,983
Partners' (deficit).........................................     (122,780)
                                                              -----------
                                                              $ 2,377,203
                                                              ===========

                            See accompanying notes.
         4239

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                          STATEMENT OF PROFIT AND LOSS
                          YEAR ENDED DECEMBER 31, 1996


DESCRIPTION OF ACCOUNT                                           AMOUNT
----------------------                                         ----------
Rental Income
  Apartment or member carrying charges (loops)..............   $1,637,340
  Miscellaneous (specify) -- Rent increases not
     implemented............................................      (93,721)
                                                               ----------
          Total Rent Revenue Potential at 100% Occupancy....    1,543,619
Vacancies
  Apartments................................................      (74,874)
  Miscellaneous (specify)...................................
                                                               ----------
          Total Vacancies...................................      (74,874)
                                                               ----------
          Net Rental Revenue Rent Revenue Less Vacancies....    1,468,745
Elderly and Congregate Services Income
                                                               ----------
          Total Service Income (Schedule Attached)..........           --
Financial Revenue
  Interest Income -- Project Operations.....................          629
                                                               ----------
  Income from Investments -- Reserve for Replacement........        1,368
  Income from Investments -- Miscellaneous*.................       15,553
                                                               ----------
          Total Financial Revenue...........................       17,550
Other Revenue
  Laundry and Vending.......................................        9,012
  NSF and Late Charges......................................       10,061
  Damages and Cleaning Fees.................................        7,219
  Forfeited Tenant Security Deposits........................          628
  Other Revenue (specify)**.................................        9,769
                                                               ----------
          Total Other Revenue...............................       36,689
                                                               ----------
          Total Revenue.....................................   $1,522,984
                                                               ==========

         4240
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1996


DESCRIPTION OF ACCOUNT                                           AMOUNT
----------------------                                         ----------
Administrative Expenses
  Advertising...............................................   $   18,879
  Other Administrative Expense..............................       11,168
  Office Salaries...........................................       21,751
  Office Supplies...........................................       15,098
  Office or Model Apartment Rent............................        6,690
  Management Fee............................................      108,745
  Manager or Superintendent Salaries........................       26,550
  Manager or Superintendent Rent Free Unit..................       14,974
  Legal Expenses (Project)..................................          190
  Auditing Expenses (Project)...............................        7,150
  Bookkeeping Fees/Accounting Services......................       11,040
  Telephone and Answering Service...........................        5,394
  Bad Debts.................................................       20,932
  Miscellaneous Administrative Expenses (specify)***........       11,131
                                                               ----------
          Total Administrative Expenses.....................      279,692
Utilities Expense
  Fuel Oil/Coal.............................................
  Electricity (Light and Misc. Power).......................       17,251
  Water.....................................................       31,161
  Gas.......................................................        2,155
  Sewer.....................................................       47,955
                                                               ----------
          Total Utilities Expense...........................       98,522
Operating and Maintenance Expenses
  Janitor and Cleaning Contract.............................   $   10,219
  Exterminating Payroll/Contract............................        2,921
  Exterminating Supplies
  Garbage and Trash Removal.................................        3,719
  Grounds Supplies..........................................        1,716
  Grounds Contract..........................................       35,395
  Repairs Payroll...........................................       65,464
  Repairs Material..........................................       22,988
  Repairs Contract..........................................       53,305
  Heating/Cooling Repairs and Maintenance...................       10,888
  Swimming Pool Maintenance/Contract........................        1,742
  Snow Removal..............................................          247
  Decorating Payroll/Contract...............................       29,243
  Decorating Supplies.......................................        6,942
  Miscellaneous Operating & Maintenance Exp.****............        1,034
                                                               ----------
          Total Operating & Maintenance Expenses............      245,823

         4241
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  STATEMENT OF PROFIT AND LOSS -- (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1996


DESCRIPTION OF ACCOUNT                                           AMOUNT
----------------------                                         ----------
Taxes and Insurance
  Real Estate Taxes.........................................       99,039
  Payroll Taxes (FICA)......................................        8,951
  Property and Liability Insurance (Hazard).................       35,981
  Fidelity Bond Insurance...................................          314
  Workmen's Compensation....................................        8,050
  Health Insurance & Other Employee Benefits................        4,863
                                                               ----------
          Total Taxes and Insurance.........................      157,198
Financial Expenses
  Interest on Bonds Payable.................................
  Interest on Mortgage Payable..............................      168,192
  Mortgage Insurance Premium/Service Charge.................       12,005
  Miscellaneous Financial Expenses -- Loss on disposal of
     fixed assets...........................................        6,035
                                                               ----------
          Total Financial Expenses..........................      186,232
Elderly & Congregate Service Expenses
                                                               ----------
          Total Cost of Operations Before Depreciation......      967,467
                                                               ----------
          Profit (Loss) Before Depreciation.................      555,517
  Depreciation (Total) -- 6600 (specify)....................     (136,731)
                                                               ----------
          Operating Profit or (Loss)........................      418,786
Corporate or Mortgagor Entity Expenses
  Other Expenses (Entity) -- General partners fees and
     expenses...............................................        7,500
                                                               ----------
          Total Corporate Expenses..........................        7,500
                                                               ----------
          Net Profit or (Loss)..............................   $  411,286
                                                               ==========


                            See accompanying notes.

         4242

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                        STATEMENT OF CHANGES IN DEFICIT
                          YEAR ENDED DECEMBER 31, 1996

(Deficit) at December 31, 1995..............................   $(511,318)
Net income..................................................     411,286
Distributions...............................................     (22,748)
                                                               ---------
(Deficit) at December 31, 1996..............................   $(122,780)
                                                               =========

                            See accompanying notes.

         4243

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1996

Source of Funds
Operations:
  Revenue:
    Rental income...........................................             $1,424,142
    Other:
      Legal and late fees...................................  $ 10,061
      Laundry income........................................     9,012
      Cleaning and damage...................................     7,219
      Deposits forfeited....................................    10,397
      Interest income.......................................    17,550       54,239
                                                              --------   ----------
                                                                          1,478,381
  Expenses:
    Administrative expenses.................................    69,010
    Management fee..........................................   108,745
    Bookkeeper fee..........................................     6,900
    Operating expenses......................................    84,165
    Payrolls................................................   113,765
    Maintenance fees........................................   180,359
    Taxes -- payroll........................................     8,951
    Taxes -- real estate....................................    99,039
    Property insurance......................................    37,526
    Fidelity bond...........................................       314
    Workmen's compensation..................................     8,050
    Health insurance........................................     4,863
    Interest on mortgage note...............................   168,576
    Mortgage insurance premium..............................    11,789
    Entity expenses.........................................     7,500      909,552
                                                              --------   ----------
Net cash provided by operating activities...................                568,829
Investing activities
Change in partnership cash..................................                (73,140)
Change in restricted deposits and funded reserves...........                137,956
Purchase of fixed assets, less $69,679 of additions in
  accounts payable at year-end..............................               (637,929)
                                                                         ----------
Net cash (used) for investing activities....................               (573,113)
Financing activities
Distributions...............................................             $  (22,748)
Reduction of long-term debt.................................                (65,766)
                                                                         ----------
Net cash (used) for financing activities....................                (88,514)
                                                                         ----------
(Decrease) in unrestricted cash.............................                (92,798)
Unrestricted cash at December 31, 1995......................                139,912
                                                                         ----------
Unrestricted cash at December 31, 1996......................             $   47,114
                                                                         ==========
Operating activities
Net income..................................................             $  411,286
Adjustments to adjust net income to net cash provided by
  operating activities:
  Depreciation..............................................                136,731
  Loss on disposal..........................................                  6,035
  Changes in operating assets and liabilities:
    Prepaid expenses........................................                 (1,329)
    Deposits held in trust..................................                  1,775
    Tenant accounts receivable..............................                  3,338
    Accounts receivable -- other............................                 14,354
    Accounts payable........................................                      3
    Bookkeeper fee payable..................................                  4,140
    Rent received in advance................................                 (5,345)
    Accrued interest -- mortgage............................                   (384)
    Tenant security deposits................................                 (1,775)
                                                                         ----------
Net cash provided by operating activities...................             $  568,829
                                                                         ==========

                            See accompanying notes.

         4244

                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The Partnership is organized as a limited partnership formed to acquire an interest in real property located in Durham, North Carolina and to operate thereon an apartment complex of 230 units, under Section 221(d)4 of the National Housing Act. Such projects are regulated by HUD as to rent charges and operating methods. The regulatory agreement limits annual distributions of net operating receipts to "surplus cash" available at the end of each year.

  Depreciation

     Depreciation is computed principally by the straight-line and accelerated methods over estimated useful lives of 3 to 40 years.

  Cash Equivalents

     The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents except for imprest balances of petty cash.

  Income Taxes

     Income taxes have not been recorded in the accompanying financial statements because they accrue directly to the partners.

  Management Agreement

     The Partnership pays management fees equal to 7.5 percent of gross collections to Insignia Management Group.

  Financial Accounting Standards Statement No. 107 Disclosures

     The carrying amounts reported in the balance sheet, for those financial instruments described in the schedule of funds in financial institutions included in the supporting data required by HUD listed on the contents page, approximate those assets' fair value. Payment of long-term liabilities are generally dependent upon the Partnership's ability to achieve cash flow, the partners providing additional funds, the sale of the project or refinancing of the mortgage at the end of the Regulatory Agreement. Management believes that estimating the fair value of these long-term liabilities is either not appropriate or, because of excess costs, considers estimation of fair value to otherwise be impracticable.

  Long-Lived Assets

     During 1996, the Partnership adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recognized for long-lived assets used in operations when indictors of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The adoption of FASB No. 121 did not have a material effect on the Partnership's financial statements.

         4245
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. LONG-TERM DEBT

     A mortgage note is payable in monthly installments of $19,528 until August 2014, including interest at 7%, to USGI, Inc. The note is collateralized by pledge of land and buildings and, in addition, is insured by HUD. The note was confirmed in writing to our independent public accountants. Principal maturities for the next five years are as follows:

1997.......................................................  $70,520
1998.......................................................   75,615
1999.......................................................   81,080
2000.......................................................   86,946
2001.......................................................   93,232

     During the year, the Partnership incurred net interest costs on the mortgage note of $168,192 and paid net interest costs of $168,576.

3. RELATED PARTY TRANSACTIONS

     Transactions with affiliates of the general partners are summarized as follows:

RELATED PARTY                         TYPE OF TRANSACTION                     AMOUNT
-------------                         -------------------                    --------
Insignia Management Group             Management fee                         $108,745
Insignia Management Group             Bookkeeper fee                           11,040
AmReal Corporation                    General partner reimbursements            7,500

4. INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP

                                                             BUILDINGS AND     COST CAPITALIZED
                                                                RELATED           SUBSEQUENT
          DESCRIPTION            ENCUMBRANCES     LAND     PERSONAL PROPERTY    TO ACQUISITION
          -----------            ------------   --------   -----------------   ----------------
Shannon Manor..................   $2,372,221    $211,500      $3,175,589          $1,741,318
                                  ==========    ========      ==========          ==========

                         GROSS AMOUNT AT WHICH CARRIED

                                    BUILDINGS AND
                                       RELATED                     ACCUMULATED      DATE     DEPRECIABLE
     DESCRIPTION         LAND     PERSONAL PROPERTY     TOTAL      DEPRECIATION   ACQUIRED   LIFE-YEARS
     -----------       --------   -----------------   ----------   ------------   --------   -----------
Shannon Manor........  $211,500      $4,916,857       $5,128,357    $3,288,100      7-74        3-40
                       ========      ==========       ==========    ==========

         4246
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):


Investment Property
  Balance at beginning of year..............................  $4,430,794
  Property improvements.....................................     707,608
  Removals..................................................     (10,045)
                                                              ----------
          Balance at end of year............................  $5,128,357
                                                              ==========
Accumulated Depreciation
  Balance at beginning of year..............................  $3,155,379
  Additions charged to expense..............................     136,731
  Removals..................................................      (4,010)
                                                              ----------
          Balance at end of year............................  $3,288,100
                                                              ==========


     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is $5,403,432. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is $3,705,184.

5. INCOME TAXES

     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

     The following is a reconciliation of reported net loss and Federal taxable loss:

Net income as reported......................................  $411,286
Add (deduct):
  Depreciation differences..................................   (54,184)
  Unearned income...........................................    (5,345)
  Other.....................................................     3,962
                                                              --------
Federal taxable (loss) income...............................  $355,719
                                                              ========
Federal taxable (loss) income per limited partnership
  unit......................................................  $  35.22
                                                              ========

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities:

Net liabilities as reported.................................  $(122,780)
Land and Buildings..........................................    250,076
Accumulated depreciation....................................   (413,074)
Other.......................................................      7,407
                                                              ---------
Net deficiency -- tax basis.................................  $(278,371)
                                                              =========

         4247
                SHANNON MANOR APARTMENTS, A LIMITED PARTNERSHIP
                          FHA PROJECT NO. 053-35064-PM

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6. EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4248


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         4249

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         4250

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         4251

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         4252

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         4253

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         4254

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         4255

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         4256

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         4257

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         4258

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         4259

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         4260

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         4261

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         4262

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         4263

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4264

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4265

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         4266

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4267

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         4268

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         4269

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         4270

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4271

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4272

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4273


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         4274

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         4275


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         4276


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         4277


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         4278


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4279


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         4280

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         4281


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         4282


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4283


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         4284


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         4285


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         4286


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         4287


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         4288


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         4289


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         4290


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4291


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         4292


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         4293


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4294


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         4295

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4296


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         4297

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4298

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Shannon Manor Apartments, a Limited Partnership


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Shannon Manor Apartments, a Limited Partnership (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $682 in cash, or 17.75 Common OP Units of the Purchaser, or 27.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.


     In the course of our analysis for rendering this opinion, we have, among other things:



          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;



          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;



          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;



          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         4299


          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";



          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.


     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, Special Limited Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.

     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an

         4300

extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         4301

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         4302


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         4303


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         4304

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         4305

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         4306

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         4307


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 12, 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                               Sharon Woods, L.P.

                        in exchange for your choice of:

          1,971.50 of our 8.0% Class Two Partnership Preferred Units;


                   1,274 of our Partnership Common Units; or


                                $49,287 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 23% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $49,287 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO'S ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         4308

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Sharon
    Woods, L.P.................................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-25
    Possible Increase in Control of Your
      Partnership by Us........................    S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-26
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-28
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Review of Appraisal..........................    S-44
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-46
  General......................................    S-46
  Your Partnership and its Property............    S-46
  Property Management..........................    S-46
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-47
  Borrowing Policies...........................    S-47
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-49
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-50
SELECTED FINANCIAL INFORMATION OF SHARON WOODS,
  L.P..........................................    S-51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-52
THE OFFER......................................    S-55
  Terms of the Offer; Expiration Date..........    S-55
  Acceptance for Payment and Payment for
    Units......................................    S-55
  Procedure for Tendering Units................    S-56
  Withdrawal Rights............................    S-59

         4309


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-59
  Proration....................................    S-60
  Fractional OP Units..........................    S-60
  Future Plans of the AIMCO Operating
    Partnership................................    S-60
  Voting by the AIMCO Operating Partnership....    S-61
  Dissenters' Rights...........................    S-61
  Conditions of the Offer......................    S-61
  Effects of the Offer.........................    S-64
  Certain Legal Matters........................    S-64
  Fees and Expenses............................    S-66
  Accounting Treatment.........................    S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-68
  Disguised Sale Treatment.....................    S-68
  Adjusted Tax Basis...........................    S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-69
  Passive Activity Losses......................    S-69
  Tax Reporting................................    S-70
  Foreign Offerees.............................    S-70
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-70
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-79
DESCRIPTION OF PREFERRED OP UNITS..............    S-85
  General......................................    S-85
  Ranking......................................    S-85



                                                  PAGE
                                                  -----
  Distributions................................    S-85
  Allocation...................................    S-86
  Liquidation Preference.......................    S-86
  Redemption...................................    S-87
  Voting Rights................................    S-87
  Restrictions on Transfer.....................    S-88
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-88
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-90
CONFLICTS OF INTEREST..........................    S-94
  Conflicts of Interest with Respect to the
    Offer......................................    S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-94
  Competition Among Properties.................    S-94
  Features Discouraging Potential Takeovers....    S-94
  Future Exchange Offers.......................    S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-95
LEGAL MATTERS..................................    S-96
EXPERTS........................................    S-96
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         4310

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Davidson Properties, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In June, 1998, an independent appraiser valued the property on an unencumbered basis to be $9,500,000. We estimate your property to be worth $7,764,000, less approximately $134,600 of deferred maintenance and investment. Therefore, it is possible,

         4311


that the sale of the property could result in you receiving more per unit than in our offer and you would receive more than our offer if the property was actually sold for such appraised value.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

         4312


     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of July 1, 2015 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         4313


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         4314


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $4,837,000 of balloon payments due on its mortgage debt in October, 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

         4315


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October, 2003 and require balloon payments of $4,837,000. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partner the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         4316


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $0 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,943 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $0 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,185 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         4317


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         4318

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D"' for poor). We have rated your property's location A (excellent) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.80% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   815,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership properties...................    7,764,000
Plus: Cash and cash equivalents.............................      335,401
Plus: Other partnership assets, net of security deposits....      583,082
Less: Mortgage debt, including accrued interest.............   (5,376,902)
Less: Accounts payable and accrued expenses.................     (156,166)
Less: Other liabilities.....................................     (353,866)
                                                              -----------
Partnership valuation before taxes and certain costs........    2,795,549
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (134,600)
Less: Closing costs.........................................     (194,100)
                                                              -----------
Estimated net valuation of your partnership.................    2,466,849
Percentage of estimated net valuation allocated to holders
  of units..................................................        88.91%
                                                              -----------
Estimated net valuation of units............................    2,193,270
          Total number of units.............................         44.5
                                                              -----------
Estimated valuation per unit................................  $    49,287
                                                              ===========
Cash consideration per unit.................................  $    49,287
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $49,287 by the $25 liquidation preference of each Preferred OP Unit to get 1971.50 Preferred OP Units per unit.

         4319


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $49,287 by a price of $38.69 to get 1,274 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;


     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity;


     -  the net book value of your partnership; and



     - recent appraisals for the property for $9,500,000, which appraisals did not take into account the mortgages, other assets and liabilities, costs of sale of the property and approximately $134,600 of deferred maintenance of the property.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $49,287
Partnership Preferred Units.................................  $49,287
Partnership Common Units....................................  $49,287
Alternatives:
                                                              Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $49,287
  Estimated going concern value.............................  $40,375
  Net book value............................................  $24,652

         4320


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Sharon Woods, L.P. is a Delaware limited partnership which was formed on June 28, 1985 for the purpose of owning and operating a single apartment property located in Sharonville, Ohio known as "Timber Ridge Apartments." Timber Ridge Apartments consists of 248 units and was built in 1972. Your partnership has no employees. As of September 30, 1998, there were 44.5 units of limited partnership interest issued and outstanding, which were held of record by 57 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $2,889,000 of limited partnership units in 1983. Between January 1, 1993 and December 31, 1998 your partnership paid no cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on July 1, 2015, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $5,117,299, payable to FNMA, which bears interest at the rate of 7.83%. The mortgage debt is due on October 15, 2003. Your partnership also has a second mortgage note outstanding of $168,300, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no loan outstanding to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         4321


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,971.50 of our Class Two Partnership Preferred Units;



     - 1,274 of our Partnership Common Units; or



     - $49,287 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 23% of the outstanding 44.5 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,971.50 Preferred OP Units, 1,274 Common OP Units, or 49,287 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 23% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         4322

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         4323


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $49,287 in cash, 1,971.50 Preferred OP Units or 1,274 Common OP Units. Both your units and the OP Units

         4324


are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $49,287.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner receives $5,800 annually and may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $33,861 for the fiscal year ended December 31, 1998. The property manager received management fees of $85,230 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $499,031 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         4325

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         4326

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA) .....     29,343         28,422
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         4327

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         4328


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         4329


              SUMMARY FINANCIAL INFORMATION OF SHARON WOODS, L.P.



     The summary financial information of Sharon Woods, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Sharon Woods, L.P. for the year ended December 31, 1997 is based on audited financial statements and for the years ended December 31, 1996 is based on unaudited financial statements. The summary financial information for 1995, 1994, and 1993 is based on unaudited financial information which is not in this Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                        SHARON WOODS LIMITED PARTNERSHIP



                                                                     SHARON WOODS, L.P.
                                  ----------------------------------------------------------------------------------------
                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                  -----------------------   --------------------------------------------------------------
                                     1998         1997         1997         1996         1995         1994         1993
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                              (IN THOUSANDS, EXCEPT UNIT DATA)
OPERATING DATA:
  Total Revenues................  $    1,225   $    1,253   $    1,676   $    1,588   $    1,526   $    1,529   $    1,186
  Net Income/(Loss).............          (5)          64           49          (38)         (93)        (144)        (294)
  Net Income per limited
    partnership unit............      (98.80)    1,264.64       968.24      (755.56)   (1,837.68)   (2,845.44)   (5,809.44)
  Distributions per limited
    partnership unit............          --     3,398.72     3,822.22           --           --           --           --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)....................          --           --           --           --           --           --           --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
Cash and Cash Equivalents......  $       356   $       291   $       335   $       437   $       185   $       278   $       276
  Real Estate, Net of
    Accumulated Depreciation...        5,709         5,836         5,789         5,930         6,076         6,118         5,636
  Total Assets.................        6,474         6,564         6,539         6,747         6,817         6,960         7,043
  Notes Payable................        5,241         5,302         5,296         5,353         5,404         5,452         5,494
  General Partners' Capital/
    (Deficit)..................          140           145           141           157           161           171           187
  Limited Partners' Capital/
    (Deficit)..................          870           906           874         1,002         1,036         1,119         1,247
  Partners'
    Capital/(Deficit)..........        1,010         1,051         1,015         1,159         1,197         1,290         1,434
  Total Distribution...........           --           172           193            (0)            0            (0)           --
  Book value per limited
    partnership unit...........    19,333.33     20,133.33     19,422.22     22,266.67     23,022.22     24,873.97     27,711.11
  Net increase (decrease) in
    cash and cash
    equivalents................           21          (146)         (102)          252           (93)            2           276
  Net cash provided by
    operating activities.......          201           187           290           310           141            50          (157)
  Ratio of earnings to fixed
    charges....................       0.98/1        1.20/1        1.11/1        0.92/1        0.81/1        0.67/1        0.34/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING        SHARON
                                                              PARTNERSHIP    WOODS, L.P.
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $3,185           $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $3,943           $0

         4330

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         4331

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In June 1998, an independent appraiser valued the properties on an unencumbered basis to be $9,500,000. We estimate your property to be worth $7,764,000 although we believe the properties need approximately $134,600 of deferred maintenance and investment not considered by the appraiser. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could

         4332


be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         4333


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER



     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of October 31, 2017 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         4334


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

         4335


removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $4,837,000 of balloon payments due on its mortgage debt in October, 2003. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


                          SPECIAL FACTORS TO CONSIDER


     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

         4336

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.23% interest, consisting of a 2.25% limited partnership interest and a 0.019% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         4337


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         4338

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on October 15, 2003 and require balloon payments totaling $4,837,000. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2003 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. A sale of your partnership's assets could occur only with the consent of the limited partners holding at least a majority of the units of your partnership. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale

         4339


transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $0 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,943 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

         4340

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $0 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,185 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         4341


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D"' for poor). We have rated your property's location A (excellent) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.80% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:



     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided the property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:



                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $815,619              10.5%         $7,764,000


---------------


     (1) The total net operating income is equal to total revenues of $1,653,865, less total expenses of $764,296 and recurring replacement costs of $74,400.

         4342


     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $2,466,849. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 88.91% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $   815,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership properties...................    7,764,000
Plus: Cash and cash equivalents.............................      335,401
Plus: Other partnership assets, net of security deposits....      583,082
Less: Mortgage debt, including accrued interest.............   (5,376,902)
Less: Accounts payable and accrued expenses.................     (156,166)
Less: Other liabilities.....................................     (353,866)
                                                              -----------
Partnership valuation before taxes and certain costs........    2,795,549
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (134,600)
Less: Closing costs.........................................     (194,100)
                                                              -----------
Estimates net valuation of your partnership.................    2,466,849
Percentage of estimated net valuation allocated to holders
  of units..................................................        88.91%
                                                              -----------
Estimated net valuation of units............................    2,193,270
          Total number of units.............................         44.5
                                                              -----------
Estimated valuation per unit................................       49,287
                                                              -----------
Cash consideration per unit.................................       49,287
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $49,287 by the $25 liquidation preference of each Preferred OP Unit to get 1,971.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $49,287 by a price of $38.69 to get 1,274 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $2,466,849 or .43% is the net valuation of your partnership.

         4343


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $64,000 for the nine months ended September 30, 1997 to a net loss of $5,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         4344


        11. The estimated unit value of $49,287, based on a total estimated value of your partnership's property of $7,764,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $3,943 per year on the number of Preferred OP Units, or distributions of $3,185 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         4345

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; (d) the net book value of your units; and (e) the recent appraisals of your partnership's property. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         4346


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until July 1, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $49,287
Partnership preferred units.................................  $49,287(1)
Partnership common units....................................  $49,287(1)
Alternatives:
                                                                  Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $49,287
  Estimated going concern value.............................  $40,375
  Net book value............................................  $24,652


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  [Appraisals



     Your partnership's property was appraised in 1998 by an independent third party appraiser, Appraisal Company of America (the "Appraiser") but not in connection with the offer. According to the appraisal reports, the scope of the appraisals included an inspection of the property and an analysis of the surrounding market. The Appraiser relied principally on the income capitalization approach to valuation and the sales comparison approach, and represented that its report was prepared in accordance with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice. The estimated market value of the fee simple estate of the property was $9,500,000 as of April 3, 1998.



     The total appraised value of the property is $9,500,000 and was not brought down to a per unit basis by us since such appraisal does not reflect the mortgage encumbering the property of $5,304,000 (including interest), other assets and liabilities of the partnership or any costs of sales of the property as reflected in "Valuation of Units." However, using the appraisal amount instead of the "estimated gross valuation of your partnership's property" in the table in the "Valuation of Units" would result in a higher amount per unit than our offer.



     We believe that, based on the condition of the property, the appraisals substantially overstate its value. The appraisals did not take into account the deferred maintenance costs of the partnership's property. Therefore, we believe that the appraisals are less meaningful in assessing the fairness of our offer

         4347


consideration than the analysis described above under "Valuation of Units." On this basis, we believe that our offer consideration is fair in relation to such appraisal amounts. The Appraiser performed the real estate appraisals in the normal course of its business and the executive officers who rendered the report are members of the Appraisal Institute. No limitations were imposed on the Appraiser by the general partner. A copy of the appraisals may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.


     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited

         4348


any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the property and the actual amounts for which the partnership's property or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $40,375 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book value per unit is only $24,652 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $38,281 per unit, going concern value of $35,645 per unit and liquidation value of $34,624 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $11,006, $13,642 and $14,663. In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 88.91% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."

         4349

                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general

         4350


market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses and forecasts prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              SHARON WOODS, L.P.
                                                              ------------------
Total Revenues..............................................      $1,821,185
Operating Expenses..........................................        (868,757)
Replacement Reserves -- Net.................................        (213,183)
Debt Service................................................        (490,404)
Capital Expenditures........................................         (65,400)
                                                                  ----------
          Net Cash Flow.....................................      $  183,441
                                                                  ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions.

         4351

Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.


     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rates ranging from 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership: (i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $134,600. Stanger observed that your partnership liquidation value of $2,466,849 was divided by the total units outstanding of 44.5 to provide the liquidation value per unit of $49,287.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $815,169 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $30,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 44.5 to achieve management's estimate of going concern value of $40,375 per unit.

         4352


     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $49,287 per unit is equal to management's estimate of liquidation value, and reflects a 22% premium to management's estimate of going concern value of $40,375. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distributions on the Preferred OP Units. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5% transaction costs of 2.5% to 5.0%, growth rates of 3% and terminal capitalization rate of 11.0%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (13% as described above), plus a premium basis points reflecting the additional risk associated with mortgage debt equal to more than 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $38,281, $35,645 and $34,624 representing premiums (discounts) to the offer price of (22)%, (28)% and (30)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."

         4353


REVIEW OF APPRAISAL



     Stanger observed that the property was appraised by Appraisal Company of America as of April 3, 1998. The Appraisal was based upon the income appraisal and sales comparison appraisal and did not utilize the cost appraisal. Stanger observed that the property values derived in the income sales comparable appraisals were $9,100,000 and $10,000,000, respectively. Stanger observed that the appraisal weighted each appraisal equally resulting in a value conclusion of $9,500,000.



     Stanger observed that in connection with the appraisers estimate of value using the sales comparable approach, the appraiser identified six sales transactions averaging 32,900 per apartment unit. The appraiser based his conclusion on a per apartment unit value of $40,000. Stanger further observed that the appraiser estimated net operating income (including a reserve for replacements at $450 per apartment unit) at $925,000 and capitalized such income at 10.25% to derive his estimate of value in accordance with the income approach. Stanger observed that net operating income for 1996, 1997 and annualized nine months of 1998, after a $450 per unit replacement reserve is $622,700, $777,000 and $616,000 and vary materially and adversely to the appraisers estimate of net operating income of $925,000. Stanger also observed that the average sales price of the comparable property sales identified by the Appraiser was approximately $32,900 per apartment unit and the appraiser utilized a per apartment unit price of $40,000. Stanger observed that the gross property value determined by AIMCO was based upon net operating income 815,000 and a 10.5% capitalization rate resulting in a gross property value of 7,764,000 or approximately $31,300 per apartment unit, a 5% variance from the average of the sales comparables identified by the appraiser. Stanger advised us that Stanger considered the Appraisal in connection with its preparation of the Fairness Opinion.


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), special limited partner and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness

         4354

Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         4355

                                YOUR PARTNERSHIP


GENERAL



     Sharon Woods, L.P., is a Delaware limited partnership which completed a private offering in 1983. Insignia acquired the general partner of your partnership in December, 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 57 limited partners of your partnership and a total of
44.5 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on June 28, 1985 for the purpose of owning an apartment property located in Sharonville, Ohio, known as "Timber Ridge Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1972 and consists of 248 apartment units. Your partnership's property had an average occupancy rate of approximately 89% in 1998, 92 % in 1997 and 92% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $134,600 and are intended to be paid for out of cash flow or borrowings. Renovation items include exterior paint, stair wells, balconies, sidewalks, parking lot, and pool.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $515    $489    $472    $472    $341



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $108,965 of $2,590,000 of assessed valuation with a current yearly tax rate of 4.21%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 4.42% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on July 1, 2015 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.

         4356


     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 89% and $514, respectively, at December 31, 1998, compared to 92% and $515, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy and rental rates to improve in the near future because the property is located in a strong market. In addition, the general partner noted that it expects to spend approximately $134,600 for capital improvements at the property in 1999 to repair and improve the property's exterior paint, balconies, sidewalks, parking lot and pool. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $5,117,299, payable to FNMA, which bears interest at a rate of 7.83%. The mortgage debt is due on October 15, 2003. Your partnership also has a second mortgage note outstanding of $168,300, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your

         4357


partnership to lend funds to your partnership. As of December 31, 1998, your
general partner had no loan outstanding to your           .



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,889,000 of limited partnership units in 1983 for $64,921 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until July 1, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable, responsible or accountable, in damages or otherwise to your partnership or any limited partner for any acts performed by any of them which are reasonably believed by them to be within the scope of the authority conferred on them by your partnership's agreement of limited partnership and which in good faith, they believed to be in the best interests of your partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     The general partners and their affiliates are entitled to indemnification by your partnership for any and all acts performed by them in the good faith belief that the act or omission was in the best interests of your partnership and which are reasonably within the scope of the authority conferred upon them by your partnership's agreement of limited partnership or by your partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation; provided, however, that such indemnity will be paid out of and only to the extent of partnership assets.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         4358


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $64,921.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
              YEAR ENDED                          ---------------------------------------     LIMITED
             DECEMBER 31                AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
             -----------                -------   ------------------   ------------------   ------------
1993..................................  $ 7,500        $     0                 $0             $ 75,975
1994..................................        0              0                  0                    0
1995..................................        0              0                  0                    0
1996..................................        0              0                  0                    0
1997..................................    3,865         21,000                  0               39,152
1998..................................        0              0                  0                    0
                                        -------        -------                 --             --------
          Total.......................  $11,365        $21,000                 $0             $115,127
                                        =======        =======                 ==             ========


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.23% interest in your partnership, including 1 unit held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         4359


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $26,200
1995........................................................     36,650
1996........................................................     38,000
1997........................................................     38,000
1998........................................................     33,861



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1995........................................................  $77,630
1996........................................................   78,000
1997........................................................   83,000
1998........................................................   85,230



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         4360


                         SELECTED FINANCIAL INFORMATION


                             OF SHARON WOODS, L.P.



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Shannon Manor Apartments, a Limited Partnership taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from unaudited financial information which is not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                SEPTEMBER 30,                             DECEMBER 31,
                                             -------------------   -----------------------------------------------------------
      SELECTED FINANCIAL INFORMATION          1998       1997        1997        1996        1995         1994         1993
      ------------------------------         -------   ---------   ---------   --------   ----------   ----------   ----------
                                                                        (In thousands, except per unit data)
Cash and Cash Equivalents..................  $   356   $     291   $     335   $    437   $      185   $      278   $      276
Land & Building............................    6,995       6,855       6,874      6,748        6,641        6,449        5,773
Accumulated Depreciation...................   (1,286)     (1,019)     (1,085)      (818)        (565)        (331)        (137)
Other Assets...............................      409         437         415        380          556          564        1,131
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
        Total Assets.......................  $ 6,474   $   6,564   $   6,539   $  6,747   $    6,817   $    6,960   $    7,043
                                             =======   =========   =========   ========   ==========   ==========   ==========
Notes Payable..............................  $ 5,341   $   5,302   $   5,296   $  5,353   $    5,404   $    5,452   $    5,494
Other Liabilities..........................      223         211         228        235          216          218          115
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
        Total Liabilities..................  $ 5,464   $   5,513   $   5,524   $  5,588   $    5,620   $    5,670   $    5,609
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
        Partners Capital (Deficit).........  $ 1,010   $   1,051   $   1,015   $  1,159   $    1,197   $    1,290   $    1,434
                                             =======   =========   =========   ========   ==========   ==========   ==========



                                                                               SHARON WOODS
                                             ---------------------------------------------------------------------------------
                                                FOR THE NINE
                                                MONTHS ENDED                           FOR THE YEAR ENDED
                                                SEPTEMBER 30,                             DECEMBER 31,
                                             -------------------   -----------------------------------------------------------
                                              1998       1997        1997        1996        1995         1994         1993
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
Rental Revenue.............................  $ 1,134   $   1,140   $   1,532   $  1,456   $    1,404   $    1,406   $    1,015
Other Income...............................       91         113         144        132          122          123          171
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
        Total Revenue......................  $ 1,225   $   1,253   $   1,676   $  1,588   $    1,526   $    1,529   $    1,186
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
Operating Expenses.........................  $   594   $     559   $     765   $    755   $      764   $      591   $      480
General & Administrative...................       37          28          43         56           30          235          157
Depreciation...............................      201         201         268        253          234          194          137
Interest Expense...........................      313         320         459        465          487          437          446
Property Taxes.............................       85          81          92         97          104          216          260
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
        Total Expenses.....................  $ 1,230   $   1,189   $   1,627   $  1,626   $    1,619   $    1,673   $    1,480
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
Net Income before extraordinary items......  $    (5)  $      64   $      49   $    (38)  $      (93)  $     (144)  $     (294)
Extraordinary Items........................       --          --          --         --           --           --           --
                                             -------   ---------   ---------   --------   ----------   ----------   ----------
Net Income.................................  $    (5)  $      64   $      49   $    (38)  $      (93)  $     (144)  $     (294)
                                             =======   =========   =========   ========   ==========   ==========   ==========
Net Income per limited partnership unit....  $(98.80)  $1,264.64   $  968.24   $(755.56)  $(1,837.68)  $(2,845.44)  $(5,808.44)
                                             =======   =========   =========   ========   ==========   ==========   ==========
Distributions per limited partnership
  unit.....................................  $    --   $3,398.72   $3,822.22   $     --   $       --   $       --   $       --
                                             =======   =========   =========   ========   ==========   ==========   ==========

         4361


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership incurred a loss of $5,000 for the nine months ended September 30, 1998, compared to net income of $64,000 for the nine months ended September 30, 1997. The decrease in net income of $69,000 was primarily the result of a decrease in rental revenues and other income and an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,225,000 for the nine months ended September 30, 1998, compared to $1,253,000 for the nine months ended September 30, 1997, a decrease of $28,000, or 2.23%. The Partnership increased rental rates by an average of 5.3%, which was partially offset by a decrease in occupancy of 3% to 89%. In addition, concessions to tenants increased $28,597. Other Income decreased $22,000 to $91,000, primarily due to lower lease cancellation fees. Further, the property's laundry income, late charges, and cleaning and damage fees decreased in the current period.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $594,000 for the nine months ended September 30, 1998, compared to $559,000 for the nine months ended September 30, 1997, an increase of $35,000, or 6.26%. The increase is primarily due to maintenance expenses. The Partnership incurred costs for interior building improvements, floor covering and interior painting costs in relation to a remodeling project during 1998 as compared to the corresponding period for 1997. In addition, ground maintenance costs increased $6,000. Partnership Property management expenses of $63,000 were comparable to those of the previous period.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses increased $9,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This increase is due primarily to higher asset management fees charged by affiliates of the General Partner for handling partnership administrative matters and an increase in professional fees.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $313,000 for the nine months ended September 30, 1998, compared to $320,000 for the nine months ended September 30, 1997, a decrease of $7,000, or 2.2%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.

         4362


  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized net income of $49,000 for the year ended December 31, 1997, compared to a net loss of $38,000 for the year ended December 31, 1996. The increase in net income of $87,000 was primarily the result of an increase in rental revenues and other income. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,676,000 for the year ended December 31, 1997, compared to $1,588,000 for the year ended December 31, 1996, an increase of $88,000, or 5.54.%. This increase is due primarily to a 5.3% increase in average rental rates.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $765,000 for the year ended December 31, 1997, compared to $755,000 for the year ended December 31, 1996, an increase of $10,000 or 1.32%. The increase is primarily due to the increase in corporate unit expense, while maintenance and other operating costs were comparable to the preceding year. Management expenses totaled $83,000 for the year ended December 31, 1997, compared to $78,000 for the year ended December 31, 1996, an increase of $5,000, or 6.41%. The increase resulted from an increase in rental revenue as management fees are calculated based on a percentage of revenue.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $43,000, a decrease of $13,000 for the year ended December 31, 1997, compared to the prior year. This decrease is due primarily to lower professional fees and general decreases in partnership administrative and asset management costs.



     DEPRECIATION EXPENSE



     Depreciation expense increased $15,000 (5.93%) to $268,000, due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



     INTEREST EXPENSE



     Interest expense totaled $459,000 for the year ended December 31, 1997, compared to $465,000 for the year ended December 31, 1996, a decrease of $6,000, or 1.29%. The decrease is a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership incurred a net loss of $38,000 for the year ended December 31, 1996, compared to a net loss of $93,000 for the year ended December 31, 1995. The decrease in net loss of $55,000 was primarily the result of an increase in rental revenues and a decrease in operating expenses and interest expense. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental revenues from the partnership's property totaled $1,456,000 for the year ended December 31, 1996, compared to $1,404,000 for the year ended December 31, 1995, an increase of $52,000, or 3.7%. This increase is due primarily to a 3.6% increase in rental rates. Other income totaled $132,000 for the year ended

         4363


December 31, 1996, an increase of $10,000 which is due to higher pet fees and lease cancellation fees. In addition, cleaning and damage fees increased slightly in comparison to the prior year.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $755,000 for the year ended December 31, 1996, compared to $764,000 for the year ended December 31, 1995, a decrease of $9,000 or 1.18%. This decrease is primarily due to a decrease in corporate unit expense of $17,452. This is offset by an overall increase in administrative and management fees from 1995.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $56,000, an increase of $26,000 for the year ended December 31, 1996, compared to the prior year. This increase is due primarily to higher partnership administrative expenses and asset management costs.



     DEPRECIATION EXPENSE



     Depreciation expense increased $19,000 (8.12%) to $253,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1996.



     INTEREST EXPENSE



     Interest expense totaled $465,000 for the year ended December 31, 1996, compared to $487,000 for the year ended December 31, 1995, a decrease of $22,000, or 4.52%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $356,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on all mortgage indebtedness was $5,241,000. For the primary mortgage, monthly installments of principal and interest of approximately $40,000 are due through September 2003, with a balloon payment of $4,669,000 due in October 2003. The note is secured by a deed of trust on the Timber Ridge Apartments and has a stated interest rate of 7.83%. The subordinated mortgage note payable requires monthly payments of interest only, totaling approximately $1,000, which are due through September 2003, with a balloon payment of $168,000 due in October 2003. This note bears interest of 7.83% per annum. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         4364

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 23% of the outstanding 44.5 units of your partnership (up to 10.13 units) for consideration per unit of (i) 1971.50 Preferred OP Units, (ii) 1,274 Common OP Units, or (iii) $49,287 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         4365

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         4366

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         4367

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         4368

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         4369

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 23% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 23% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 23% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 23%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         4370


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.



     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to its property or to prepay current mortgages within any specified time period.


VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         4371


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         4372

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         4373


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         4374


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         4375


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         4376

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         4377

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         4378


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         4379

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         4380


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         4381

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is July      Partnership Agreement") or as provided by
1, 2015.                                          law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
and operate your partnership's property.          Partnership is to conduct any business that
Subject to restrictions contained in your         may be lawfully conducted by a limited
partnership's agreement of limited                partnership organized pursuant to the
partnership, your partnership may perform         Delaware Revised Uniform Limited Part-
all acts necessary or appropriate in              nership Act (as amended from time to time,
connection therewith and reasonably related       or any successor to such statute) (the
thereto, including acquiring additional real      "Delaware Limited Partnership Act"),
or personal property, borrowing money and         provided that such business is to be
creating liens.                                   conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         4382
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 45 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, your partnership may         contribute funds or other assets to its
acquire property or services from, and have       subsidiaries or other persons in which it
other transactions with per-                      has an equity investment,

         4383
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

sons who are partners or who are affiliates       and such persons may borrow funds from the
of partners. Any and all compensation paid        AIMCO Operating Partnership, on terms and
to such persons in connection with services       conditions established in the sole and
performed for your partnership must be            absolute discretion of the general partner.
commensurate with that which would be paid        To the extent consistent with the business
to an independent person for similar              purpose of the AIMCO Operating Partnership
services and all agreements must be in            and the permitted activities of the general
writing. Your partnership may not make loans      partner, the AIMCO Operating Partnership may
to any partners but the general partner may       transfer assets to joint ventures, limited
make loans to your partnership; provided          liability companies, partnerships,
that the interest and fees received by the        corporations, business trusts or other
general partner in connection with such           business entities in which it is or thereby
loans are not in excess of the amounts which      becomes a participant upon such terms and
would be charged by an unrelated bank and         subject to such conditions consistent with
the general partner does not receive a            the AIMCO Operating Partnership Agreement
finder's or placement fee or commission.          and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money and issue              contains no restrictions on borrowings, and
evidences of indebtedness in furtherance of       the general partner has full power and
your partnership business, whether secured        authority to borrow money on behalf of the
or unsecured.                                     AIMCO Operating Partnership. The AIMCO
                                                  Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
receive, for any proper purpose, the name         purpose of such demand and at such OP
and address of each limited partner and the       Unitholder's own expense, to obtain a
number of units owned by each limited             current list of the name and last known
partners. Your partnership furnishes such         business, residence or mailing address of
information to any limited partner                the general partner and each other OP
requesting the same in writing, upon payment      Unitholder.
of all costs and expenses of your
partnership in connection with the
preparation and forwarding of such
information.



                               Management Control


The overall management and control of your        All management powers over the business and
partnership business, activities and              affairs of the AIMCO Operating Partnership
operations is vested solely in the general        are vested in AIMCO-GP, Inc., which is the
partner. The general partners have full,          general partner. No OP Unitholder has any
exclusive and complete authority and dis-         right to participate in or exercise control
cretion in the management and control of the      or management power over the busi-
busi-

         4384
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ness, activities and operations of your           ness and affairs of the AIMCO Operating
partnership for the purposes stating in your      Partnership. The OP Unitholders have the
partnership's agreement of limited                right to vote on certain matters described
partnership and may make all decisions            under "Comparison of Your Units and AIMCO OP
affecting the conduct of the business of          Units -- Voting Rights" below. The general
your partnership. The general partner             partner may not be removed by the OP
possesses and may enjoy and exercise all of       Unitholders with or without cause.
the rights and powers of general partner as
more particularly provided under applica-         In addition to the powers granted a general
ble law, except to the extent any such            partner of a limited partnership under
rights are limited or restricted by the           applicable law or that are granted to the
express provisions of your partnership's          general partner under any other provision of
agreement of limited partnership. Limited         the AIMCO Operating Partnership Agreement,
partners may not take part in the management      the general partner, subject to the other
of the business, affairs and operations of        provisions of the AIMCO Operating
your partnership, transact any business for       Partnership Agreement, has full power and
your partnership, do not have any power,          authority to do all things deemed necessary
right or authority to enter into any              or desirable by it to conduct the business
agreement, execute or sign documents for,         of the AIMCO Operating Partnership, to
make representation on behalf of nor to           exercise all powers of the AIMCO Operating
otherwise act so as to bind your partnership      Partnership and to effectuate the purposes
in any manner.                                    of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates are not       Agreement, the general partner is not liable
liable, responsible or accountable, in            to the AIMCO Operating Partnership for
damages or otherwise to your partnership or       losses sustained, liabilities incurred or
any limited partner for any acts performed        benefits not derived as a result of errors
by any of them which are reasonably believed      in judgment or mistakes of fact or law of
by them to be within the scope of the             any act or omission if the general partner
authority conferred on them by your               acted in good faith. The AIMCO Operating
partnership's agreement of limited partner-       Partnership Agreement provides for
ship and which in good faith, they believed       indemnification of AIMCO, or any director or
to be in the best interests of your               officer of AIMCO (in its capacity as the
partnership, excepting only acts of               previous general partner of the AIMCO
malfeasance, gross negligence or actual mis-      Operating Partnership), the general partner,
representation. In addition, the general          any officer or director of general partner
partner and its affiliates are entitled to        or the AIMCO Operating Partnership and such
indemnification by your partnership for any       other persons as the general partner may
and all acts performed by them in the good        designate from and against all losses,
faith belief that the act or omission was in      claims, damages, liabilities, joint or
the best interests of your partnership and        several, expenses (in-
which

         4385
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

are reasonably within the scope of the            cluding legal fees), fines, settlements and
authority conferred upon them by your             other amounts incurred in connection with
partnership's agreement of limited                any actions relating to the operations of
partnership or by your partnership,               the AIMCO Operating Partnership, as set
excepting only acts of malfeasance, gross         forth in the AIMCO Operating Partnership
negligence or actual misrepresentation;           Agreement. The Delaware Limited Partnership
provided, however, that such indemnity will       Act provides that subject to the standards
be paid out of and only to the extent of          and restrictions, if any, set forth in its
partnership assets.                               partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause and        the business and affairs of the AIMCO
elect a successor general partner upon a          Operating Partnership. The general partner
vote of the limited partners owning a             may not be removed as general partner of the
majority of the outstanding units. The            AIMCO Operating Partnership by the OP
general partners may not transfer, assign,        Unitholders with or without cause. Under the
sell, withdraw or otherwise dispose of their      AIMCO Operating Partnership Agreement, the
interest unless it obtains the prior written      general partner may, in its sole discretion,
consent of those persons owning more than         prevent a transferee of an OP Unit from
50% of the units and satisfies other              becoming a substituted limited partner
conditions set forth in your partnership's        pursuant to the AIMCO Operating Partnership
agreement of limited partnership. Such            Agreement. The general partner may exercise
consent is also necessary for the approval        this right of approval to deter, delay or
of a new general partner when there is no         hamper attempts by persons to acquire a
remaining general partner. A limited partner      controlling interest in the AIMCO Operating
may not transfer his interests without the        Partnership. Additionally, the AIMCO
written consent of the general partners           Operating Partnership Agreement contains
which may be withheld at the sole discretion      restrictions on the ability of OP
of the general partners.                          Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partners to change the name and location of       Agreement, whereby the general partner may,
the principal place of business of your           without the consent of the OP Unitholders,
partnership, change the name or the               amend the AIMCO Operating Partnership
residence of a partner, substitute a limited      Agreement, amendments to the AIMCO Operating
partner, correct an error in your                 Partnership Agreement require the consent of
partnership's agreement of limited                the holders of a majority of the outstanding
partnership and as required by law. Amend-        Common OP Units, excluding AIMCO
ments of specified provisions of your
partnership's

         4386
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

agreement of limited partnership may be made      and certain other limited exclusions (a
only with the prior written consent of all        "Majority in Interest"). Amendments to the
partners. Other amendments must be approved       AIMCO Operating Partnership Agreement may be
by the limited partners owning more than 50%      proposed by the general partner or by
of the units.                                     holders of a Majority in Interest. Following
                                                  such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives $5,800 annually and may receive          its capacity as general partner of the AIMCO
other fees for additional services.               Operating Partnership. In addition, the
Moreover, the general partner or certain          AIMCO Operating Partnership is responsible
affiliates may be entitled to compensation        for all expenses incurred relating to the
for additional services rendered.                 AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, limited partners are         gross negligence, no OP Unitholder has
not subject to assessment nor personally          personal liability for the AIMCO Operating
liable for any of the debts or obligations        Partnership's debts and obligations, and
of your partnership or any of losses of your      liability of the OP Unitholders for the
partnership beyond its obligations to             AIMCO Operating Partnership's debts and
contribute to the capital of your                 obligations is generally limited to the
partnership as specified in your                  amount of their investment in the AIMCO
partnership's agreement of limited                Operating Partnership. However, the
partnership and as otherwise provided by          limitations on the liability of limited
law.                                              partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain

         4387
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  circumstances for the AIMCO Operating
                                                  Partnership's obligations to the same extent
                                                  as the general partner.



                                Fiduciary Duties


The general partners have fiduciary               Unless otherwise provided for in the
responsibility for the safekeeping and use        relevant partnership agreement, Delaware law
of all funds and assets of your partnership.      generally requires a general partner of a
The general partners must manage and control      Delaware limited partnership to adhere to
the affairs of your partnership to the best       fiduciary duty standards under which it owes
of their abilities and must exercise good         its limited partners the highest duties of
faith in carrying out the business of your        good faith, fairness and loyalty and which
partnership as set for in your partnership's      generally prohibit such general partner from
agreement of limited partnership. The             taking any action or engaging in any
general partners must devote such time and        transaction as to which it has a conflict of
attention to the business, affairs and            interest. The AIMCO Operating Partnership
operations of your partnership business, as       Agreement expressly authorizes the general
they, in their sole discretion, deem              partner to enter into, on behalf of the
necessary for the property performance of         AIMCO Operating Partnership, a right of
their duties. However, the general partners       first opportunity arrangement and other
may, now and in the future, engage in or          conflict avoidance agreements with various
hold interests in other business ventures of      affiliates of the AIMCO Operating
every kind and description for their own          Partnership and the general partner, on such
account including, without limitation,            terms as the general partner, in its sole
ventures such as those undertaken by your         and absolute discretion, believes are
partnership. Neither your partnership nor         advisable. The AIMCO Operating Partnership
any of the partners will have any right in        Agreement expressly limits the liability of
or to such independent business ventures or       the general partner by providing that the
the income or profits derived therefrom.          general partner, and its officers and
                                                  directors will not be liable or accountable
In general, your partnership's agreement of       in damages to the AIMCO Operating
limited partnership and the AIMCO Operating       Partnership, the limited partners or as-
Partnership Agreement have limitations on         signees for errors in judgment or mistakes
the liability of the general partner but          of fact or law or of any act or omission if
such limitations differ and provide more          the general partner or such director or
protection for the general partner of the         officer acted in good faith. See
AIMCO Operating Partnership.                      "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the

         4388
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  AIMCO Operating Partnership can only be
                                                  offset against other income and loss from
                                                  the AIMCO Operating Partnership). Income of
                                                  the AIMCO Operating Partnership, however,
                                                  attributable to dividends from the
                                                  Management Subsidiaries (as defined below)
                                                  or interest paid by the Management
                                                  Subsidiaries does not qualify as passive
                                                  activity income and cannot be offset against
                                                  losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating

         4389
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may amend        as holders of the Common OP       termination of the AIMCO
your partnership's agreement      Units. See "Description of        Operating Partnership
of limited partnership,           OP Units" in the accompany-       Agreement and certain
subject to certain                ing Prospectus. So long as        transactions such as the
limitations; dissolve and         any Preferred OP Units are        institution of bankruptcy
terminate your partnership;       outstanding, in addition to       proceedings, an assignment
remove a general partner for      any other vote or consent of      for the benefit of creditors
cause; elect a substitute         partners required by law or       and certain transfers by the
general partner and approve       by the AIMCO Operating            general partner of its
or disapprove the sale of         Partnership Agreement, the        interest in the AIMCO
all or substantially all of       affirmative vote or consent       Operating Partnership or the
the assets of your                of holders of at least 50%        admission of a successor
partnership.                      of the outstanding Preferred      general partner.
                                  OP Units will be necessary
A general partner may cause       for effecting any amendment       Under the AIMCO Operating
the dissolution of your           of any of the provisions of       Partnership Agreement, the
partnership by retiring when      the Partnership Unit              general partner has the
there is no remaining             Designation of the Preferred      power to effect the
general partner unless, the       OP Units that materially and      acquisition, sale, transfer,
limited partners owning more      adversely affects the rights      exchange or other
the 50% of the then               or preferences of the             disposition of any assets of
outstanding units elect to        holders of the Preferred OP       the AIMCO Operating
reconstitute your partner-        Units. The creation or            Partnership (including, but
ship and admit a new              issuance of any class or          not limited to, the exercise
general.                          series of partnership units,      or grant of any conversion,
                                  including, without                option, privilege or
In general, you have greater      limitation, any partner-          subscription right or any
voting rights in your             ship units that may have          other right available in
partnership than you will         rights senior or superior to      connection with any assets
have as an OP Unitholder. OP      the Preferred OP Units,           at any time held by the
Unitholders cannot remove         shall not be deemed to            AIMCO Operating Partnership)
the general partner of the        materially adversely affect       or the merger,
AIMCO Operating Partnership.      the rights or preferences of      consolidation,
                                  the holders of Preferred OP       reorganization or other
                                  Units. With respect to the        combination of the AIMCO
                                  exercise of the above             Operating Partnership with
                                  described voting rights,          or into another entity, all
                                  each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-

         4390
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Your          quarterly cash distributions      to distribute quarterly all,
partnership may, but is not       at the rate of $0.50 per          or such portion as the
obligated to, make current        Preferred OP Unit; provided,      general partner may in its
distributions out of its          however, that at any time         sole and absolute discretion
cash funds as the general         and from time to time on or       determine, of Available Cash
partner may, in its discre-       after the fifth anniversary       (as defined in the AIMCO
tion, determine. The              of the issue date of the          Operating Partnership
distributions payable to the      Preferred OP Units, the           Agreement) generated by the
partners are not fixed in         AIMCO Operating Partnership       AIMCO Operating Partnership
amount and depend upon the        may adjust the annual             during such quarter to the
operating results and net         distribution rate on the          general partner, the special
sales or refinancing              Preferred OP Units to the         limited partner and the
proceeds available from the       lower of (i) 2.00% plus the       holders of Common OP Units
disposition of your part-         annual interest rate then         on the record date es-
nership's assets. Your            applicable to U.S. Treasury       tablished by the general
partnership has made              notes with a maturity of          partner with respect to such
distributions in the past         five years, and (ii) the          quarter, in accordance with
and is projected to make          annual dividend rate on the       their respective interests
distributions in 1999.            most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Pre-
                                  Cumulative Preferred

         4391
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  Stock. Such distributions         ferred OP Units issued in
                                  will be cumulative from the       the future may have priority
                                  date of original issue.           over the general partner,
                                  Holders of Preferred OP           the special limited partner
                                  Units will not be entitled        and holders of Common OP
                                  to receive any distributions      Units with respect to
                                  in excess of cumulative           distributions of Available
                                  distributions on the              Cash, distributions upon
                                  Preferred OP Units. No            liquidation or other
                                  interest, or sum of money in      distributions. See "Per
                                  lieu of interest, shall be        Share and Per Unit Data" in
                                  payable in respect of any         the accompanying Prospectus.
                                  distribution payment or pay-
                                  ments on the Preferred OP         The general partner in its
                                  Units that may be in              sole and absolute discretion
                                  arrears.                          may distribute to the OP
                                                                    Unitholders Available Cash
                                  When distributions are not        on a more frequent basis and
                                  paid in full upon the             provide for an appropriate
                                  Preferred OP Units or any         record date.
                                  Parity Units (as defined
                                  below), all distributions         The AIMCO Operating Partner-
                                  declared upon the Preferred       ship Agreement requires the
                                  OP Units and any Parity           general partner to take such
                                  Units shall be declared           reasonable efforts, as
                                  ratably in proportion to the      determined by it in its sole
                                  respective amounts of             and absolute discretion and
                                  distributions accumulated,        consistent with AIMCO's
                                  accrued and unpaid on the         qualification as a REIT, to
                                  Preferred OP Units and such       cause the AIMCO Operating
                                  Parity Units. Unless full         Partnership to distribute
                                  cumulative distributions on       sufficient amounts to en-
                                  the Preferred OP Units have       able the general partner to
                                  been declared and paid,           transfer funds to AIMCO and
                                  except in limited circum-         enable AIMCO to pay stock-
                                  stances, no distributions         holder dividends that will
                                  may be declared or paid or        (i) satisfy the requirements
                                  set apart for payment by the      for qualifying as a REIT
                                  AIMCO Operating Partnership       under the Code and the
                                  and no other distribution of      Treasury Regulations and
                                  cash or other property may        (ii) avoid any Federal
                                  be declared or made,              income or excise tax
                                  directly or indirectly, by        liability of AIMCO. See
                                  the AIMCO Operating               "Description of OP
                                  Partnership with respect to       Units -- Distributions" in
                                  any Junior Units (as de-          the accompanying Prospectus.
                                  fined below), nor shall any
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be                     and the Pre-                      Oper-

         4392

        YOUR UNITS                   PREFERRED OP UNITS                 COMMON OP UNITS
substituted as a limited          ferred OP Units are not           ating Partnership Agreement
partner by such person if:        listed on any securities          restricts the
(1) the interest being            exchange. The Preferred OP        transferability of the OP
acquired by the assignee          Units are subject to              Units. Until the expiration
consists of assignors entire      restrictions on transfer as       of one year from the date on
interest, (2) a written           set forth in the AIMCO            which an OP Unitholder
assignment has been duly          Operating Partnership             acquired OP Units, subject
executed and acknowledged by      Agreement.                        to certain exceptions, such
the assignor and assignee,                                          OP Unitholder may not
(3) the written approval of       Pursuant to the AIMCO             transfer all or any por-
the general partners which        Operating Partnership             tion of its OP Units to any
may be withheld in the sole       Agreement, until the              transferee without the
and absolute discretion of        expiration of one year from       consent of the general
the general partners has          the date on which a holder        partner, which consent may
been granted, (4) the             of Preferred OP Units             be withheld in its sole and
assignor or the assignee          acquired Preferred OP Units,      absolute discretion. After
pays a transfer fee (5) the       subject to certain                the expiration of one year,
transfer will not result in       exceptions, such holder of        such OP Unitholder has the
a termination of your             Preferred OP Units may not        right to transfer all or any
partnership for tax pur-          transfer all or any portion       portion of its OP Units to
poses, (7) the transfer does      of its Preferred OP Units to      any person, subject to the
not violate any applicable        any transferee without the        satisfaction of certain con-
securities laws and (8) the       consent of the general            ditions specified in the
assignor and assignee have        partner, which consent may        AIMCO Operating Partnership
complied with such other          be withheld in its sole and       Agreement, including the
conditions as set forth in        absolute discretion. After        general partner's right of
your partnership's agreement      the expiration of one year,       first refusal. See
of limited partnership.           such holders of Preferred OP      "Description of OP Units --
There are no redemption           Units has the right to            Transfers and Withdrawals"
rights associated with your       transfer all or any portion       in the accompanying
units.                            of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred              elect to cause AIMCO to

         4393
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  Stock of AIMCO that pay an        acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         4394

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         4395

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         4396

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         4397

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         4398


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         4399


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         4400

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         4401

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         4402

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         4403

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner receive $5,800 annually and may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $38,000 in 1996, $38,000 in 1997 and $33,861 in 1998. The property manager received management fees of $78,000 in 1996, $83,000 in 1997 and $85,230 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         4404

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $499,031 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         4405

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Sharon Woods, L.P. at December 31, 1997, and for the year then ended, as set forth in their report. We've included the consolidated financial statements of Sharon Woods, L.P. in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         4406


                               SHARON WOODS, L.P.



                          INDEX TO FINANCIAL STATEMENT



                                                              PAGE
                                                              ----
Condensed Consolidated Balance Sheet as of September 30,
  1998 (Unaudited)..........................................  F-2
Condensed Consolidated Statements of Operations for the nine months ended September 30, 1998 and 1997
  (Unaudited)...............................................  F-3
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1998 and 1997 (Unaudited)......  F-4
Note A -- Basis of Presentation (unaudited).................  F-5
Independent Auditors' Report................................  F-6
Consolidated Balance Sheet as of December 31, 1997..........  F-7
Consolidated Statement of Operations for the year ended
  December 31, 1997.........................................  F-8
Consolidated Statement of Changes in Partners Capital for
  the year ended December 31, 1997..........................  F-9
Consolidated Statement of Cash Flows for the year ended
  December 31, 1997.........................................  F-10
Notes to Consolidated Financial Statements..................  F-11
Consolidated Balance Sheet as of December 31, 1996
  (unaudited)...............................................  F-16
Consolidated Statement of Operations for the year ended
  December 31, 1996 (unaudited).............................  F-17
Consolidated Statement of Changes in Partners Capital for
  the year ended December 31, 1996 (unaudited)..............  F-18
Consolidated Statement of Cash Flows for the year ended
  December 31, 1996 (unaudited).............................  F-19
Notes to Consolidated Financial Statements (unaudited)......  F-20

         4407


                                  SHARON WOODS



               CONDENSED CONSOLIDATED BALANCE SHEET -- UNAUDITED


                                 (IN THOUSANDS)


                               SEPTEMBER 30, 1998



                                    ASSETS
Cash and cash equivalents...................................             $  356
Receivables and deposits....................................                141
Restricted escrows..........................................                112
Other assets................................................                156
Investment property:
  Land......................................................  $   859
  Building and related personal property....................    6,136
                                                              -------
                                                                6,995
  Less: Accumulated depreciation............................   (1,286)    5,709
                                                              -------    ------
          Total assets......................................             $6,474
                                                                         ======
                       LIABILITIES AND PARTNERS' CAPITAL
Accounts payable accrued liabilities........................             $  223
Notes payable...............................................              5,241
          Partners' Capital.................................              1,010
                                                                         ------
          Total liabilities and partners' capital...........             $6,474
                                                                         ======



                             See accompanying note

         4408


                                  SHARON WOODS



          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS -- UNAUDITED


                                 (IN THOUSANDS)



                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Revenues:
  Rental income.............................................  $1,134     $1,140
  Other income..............................................      91        113
                                                              ------     ------
          Total revenues....................................   1,225      1,253
Expenses:
  Operating expenses........................................     594        559
  General and administrative expenses.......................      37         28
  Depreciation expense......................................     201        201
  Interest expense..........................................     313        320
  Property tax expense......................................      85         81
                                                              ------     ------
          Total expenses....................................   1,230      1,189
          Net income (loss).................................  $   (5)    $   64
                                                              ======     ======



                             See accompanying note.

         4409


                                  SHARON WOODS



          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS -- UNAUDITED


                                 (IN THOUSANDS)



                                                               NINE MONTHS
                                                                  ENDED
                                                              SEPTEMBER 30,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Operating activities:
  Net income (loss).........................................  $  (5)   $  64
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
  Depreciation and amortization.............................    201      201
  Changes in accounts:
     Receivables and deposits and other assets..............     10      (54)
     Accounts payable and accrued expenses..................     (5)     (24)
                                                              -----    -----
          Net cash provided by operating activities.........    201      187
Investing activities:
  Property improvements and replacements....................   (121)    (107)
  Net increase in restricted escrows........................     (4)      (3)
                                                              -----    -----
  Net cash used in investing activities.....................   (125)    (110)
Financing activities:
  Payments on mortgage......................................    (55)     (51)
  Partners' distributions...................................     --     (172)
                                                              -----    -----
  Net cash used in financing activities.....................    (55)    (223)
                                                              -----    -----
  Net increase (decrease) in cash and cash equivalents......     21     (146)
  Cash and cash equivalents at beginning of year............    335      437
                                                              -----    -----
  Cash and cash equivalents at end of period................  $ 356    $ 291
                                                              =====    =====



                             See accompanying note.

         4410


                              SHARON WOODS, L. P.


               NOTE TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited consolidated financial statements of Sharon Woods, L.P. as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         4411


                         REPORT OF INDEPENDENT AUDITORS



The Partners


Sharon Woods, L. P.


(A Delaware Limited Partnership)



     We have audited the accompanying consolidated balance sheet of Sharon Woods, L.P. (A Delaware Limited Partnership) as of December 31, 1997 and the related consolidated statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sharon Woods, L.P., at December 31, 1997 and the consolidated results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.



                                            /s/ ERNST & YOUNG LLP



August 31, 1998


Greenville, South Carolina

         4412


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



                           CONSOLIDATED BALANCE SHEET


                               DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                     ASSETS



Cash and cash equivalents...................................            $  335
Receivables and deposits....................................               156
Restricted escrows..........................................               108
Other assets................................................               151
Investment property (Notes B and D):
  Land......................................................  $   859
  Buildings and related personal property...................    6,015
                                                              -------
                                                                6,874
  Less accumulated depreciation.............................   (1,085)   5,789
                                                              -------   ------
                                                                        $6,539
                                                                        ======
                      LIABILITIES AND PARTNERS' CAPITAL
Liabilities:
  Accounts payable..........................................            $   44
  Tenant security deposit liability.........................                50
  Other liabilities.........................................               134
  Mortgage notes payable (Note B)...........................             5,296
                                                                        ------
                                                                         5,524
Partners' capital:
  General partners..........................................  $   141
  Limited partners (45 units issued and outstanding)........      874    1,015
                                                              -------   ------
                                                                        $6,539
                                                                        ======



                            See accompanying notes.

         4413


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



                      CONSOLIDATED STATEMENT OF OPERATIONS


                          YEAR ENDED DECEMBER 31, 1997


                        (IN THOUSANDS, EXCEPT UNIT DATA)



Revenues:
  Rental income.............................................         $ 1,532
  Other income..............................................             144
                                                                     -------
                                                                       1,676
Expenses:
  Operating.................................................  $765
  General and administrative................................    43
  Depreciation..............................................   268
  Interest..................................................   459
  Property taxes............................................    92     1,627
                                                              ----   -------
Net income..................................................         $    49
                                                                     =======
Net income allocated to general partners (11.08%)...........         $     5
Net income allocated to limited partners (88.92%)...........              44
                                                                     -------
                                                                     $    49
                                                                     =======
Net income per limited partnership unit.....................         $968.24
                                                                     =======



                            See accompanying notes.

         4414


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



             CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL


                          YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   ------
Capital at December 31, 1996................................    $157      $1,002    $1,159
  Net income................................................       5          44        49
  Distributions to partners.................................     (21)       (172)     (193)
                                                                ----      ------    ------
Capital at December 31, 1997................................    $141      $  874    $1,015
                                                                ====      ======    ======



                            See accompanying notes.

         4415


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



                      CONSOLIDATED STATEMENT OF CASH FLOWS


                          YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



Cash flows from operating activities
  Net income................................................  $  49
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    268
     Amortization of loan costs and mortgage discount.......     37
     Change in accounts:
       Receivables and deposits.............................    (57)
       Accounts payable.....................................      7
       Tenant security deposit liabilities..................      1
       Other liabilities....................................    (15)
                                                              -----
  Net cash provided by operating activities.................    290
Cash flows from investing activities
  Property improvements and replacements....................   (126)
  Deposits to restricted escrows............................     (5)
                                                              -----
  Net cash used in investing activities.....................   (131)
Cash flows from financing activities
  Principal payments on mortgage notes payable..............    (68)
  Distributions to partners.................................   (193)
                                                              -----
  Net cash used in financing activities.....................   (261)
                                                              -----
  Net decrease in cash and cash equivalents.................   (102)
  Cash and cash equivalents at December 31, 1996............    437
                                                              -----
  Cash and cash equivalents at December 31, 1997............  $ 335
                                                              =====
Supplemental disclosure of cash flow information
  Cash paid for interest....................................  $ 423
                                                              =====
  Distributions payable.....................................  $  21
                                                              =====



                            See accompanying notes.

         4416


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                               DECEMBER 31, 1997



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     The limited partnership was organized for the purpose of acquiring, owning and operating the Timber Ridge Apartments in Sharonville, Ohio. Forty-five units of limited partnership interests, an individual general partner interest, a limited partnership general partner interest, and a corporate general partner interest were issued. The Partnership shall terminate on July 1, 2015, unless terminated sooner, pursuant to the agreement.



  Principles of Consolidation



     The financial statements include the accounts of the Partnership and its majority owned partnerships. All significant interpartnership balances have been eliminated. Minority interest is immaterial and not shown separately in the financial statements.



  Investment Property



     Investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1997.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value of Financial Instruments



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long-term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership approximates its carrying value.

         4417

                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



  Loan Costs



     Loan costs of approximately $258,000 incurred with the financing of long-term debt are amortized on a straight-line basis over the life of the debt. Accumulated amortization is approximately $107,000 at December 31, 1997. These costs are included in "Other Assets".



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Partnership Allocations



     Net income or losses are allocated 88.92% to the limited partners and 11.08% to the general partners in accordance with the partnership agreement. Distributions of available cash (cash-flow) or proceeds from financing or sale of the property are allocated among the limited and general partners in accordance with the partnership agreement.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Restricted Escrows



     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property. The balance in the restricted escrow account at December 31, 1997 was approximately $108,000.

         4418

                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



NOTE B -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable consist of the following:



                                                              (IN THOUSANDS)
                                                              --------------
Mortgage note payable to Lexington Mortgage Company, secured by a deed of trust on the Timber Ridge apartments. This
  note bears interest at a rate of 7.83% per annum. Monthly
  installments of principal and interest of approximately
  $40,000 are due through September 2003, with a balloon
  payment of $4,669,000 due in October 2003.................      $5,191
Subordinated mortgage note payable to Lexington Mortgage
  Company bearing interest of 7.83% per annum. Monthly
  payments of interest only, totaling approximately $1,000,
  are due through September 2003, with a balloon payment of
  $168,000 due in October 2003..............................         168
                                                                  ------
                                                                   5,359
Unamortized discount, net of accumulated amortization of
  approximately $47,000.....................................         (63)
                                                                  ------
                                                                  $5,296
                                                                  ======



     Principal maturities of mortgage notes payable at December 31, 1997 are as follows (in thousands):



1998........................................................  $   73
1999........................................................      79
2000........................................................      86
2001........................................................      93
2002........................................................     100
Thereafter..................................................   4,928
                                                              ------
                                                              $5,359
                                                              ======



     The apartment property is pledged as collateral on the mortgage notes.



NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES



     In January 1991, the Partnership entered into a management contract with Insignia Management Group, an affiliate of Insignia Financial Group, Inc., ("Insignia") who is an affiliate of the managing general partner of Sharon Woods, L.P. As a result, affiliates of Insignia now provide property management and asset management services to the Partnership.



     The following items were incurred with Insignia and its affiliates in 1997 (in thousands):



Property management fees....................................  $83
Reimbursement for investor services, asset management and
  partnership accounting....................................   38



     For the period of January 1, 1997, to August 31, 1997, the Partnership insured its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligations was not significant.

         4419

                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                                            COST
                                                                            BUILDINGS    CAPITALIZED
                                                                           AND RELATED   SUBSEQUENT
                                                                            PERSONAL         TO
                    DESCRIPTION                      ENCUMBRANCES   LAND    PROPERTY     ACQUISITION
                    -----------                      ------------   ----   -----------   -----------
Timber Ridge, Sharonville, Ohio....................     $5,359      $859     $4,867        $1,148
                                                        ======      ====     ======        ======



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                        BUILDINGS
                                       AND RELATED
                                        PERSONAL                ACCUMULATED      DATE      DEPRECIABLE
         DESCRIPTION            LAND    PROPERTY      TOTAL     DEPRECIATION   ACQUIRED   LIFE -- YEARS
         -----------            ----   -----------   --------   ------------   --------   -------------
Timber Ridge..................  $859    $  6,015     $  6,874     $  1,085     03/01/93       5-30
                                ====    ========     ========     ========



     The depreciable lives included above are for the buildings and components. The depreciable live for related personal property are for 5 to 7 years.



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



Investment Property
  Balance at beginning of year..............................  $6,748
  Property improvements.....................................     126
                                                              ------
  Balance at end of year....................................  $6,874
                                                              ======
Accumulated Depreciation
  Balance at beginning of year..............................  $  817
  Additions charged to expense..............................     268
                                                              ------
  Balance at end of year....................................  $1,085
                                                              ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $6,874,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $1,204,000.



NOTE E -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.



     The following is a reconciliation of reported net income and Federal taxable loss (in thousands, except per unit data):



Net income as reported......................................  $    49
Deduct: Depreciation differences............................      (19)
                                                              -------
Federal taxable income......................................  $    30
                                                              =======
Federal taxable income per limited partnership unit.........  $592.80
                                                              =======

         4420

                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net assets as reported......................................  $1,015
Accumulated depreciation....................................    (119)
Syndication fees............................................     182
Other.......................................................      19
                                                              ------
Net assets -- tax basis.....................................  $1,097
                                                              ======



NOTE F -- YEAR 2000 (UNAUDITED)



     The Partnership is dependent upon the General Partner and Insignia for management and administrative services. Insignia has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter (the "Year 2000 Issue"). The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The General Partner believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Partnership.



NOTE G -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4421


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



                    CONSOLIDATED BALANCE SHEET -- UNAUDITED


                               DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                     ASSETS



Cash and cash equivalents...................................           $  437
Receivables and deposits....................................               99
Restricted escrows..........................................              104
Loan costs, net of accumulated amortization of $81..........              177
Investment property (Notes B and D):
  Land......................................................  $  859
  Buildings and related personal property...................   5,889
                                                              ------
                                                               6,748
  Less accumulated depreciation.............................    (818)   5,930
                                                              ------   ------
                                                                       $6,747
                                                                       ======

                      LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
  Accounts payable and other accrued liabilities............           $  205
  Tenant security deposit liability.........................               30
  Mortgage notes payable (Note B)...........................            5,353
                                                                       ------
                                                                        5,588
Partners' capital:
  General partners..........................................  $  157
  Limited partners (45 units issued and outstanding)........   1,002    1,159
                                                              ------   ------
                                                                       $6,747
                                                                       ======



                            See accompanying notes.

         4422


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



               CONSOLIDATED STATEMENT OF OPERATIONS -- UNAUDITED


                          YEAR ENDED DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



Revenues:
  Rental income.............................................           $  1,456
  Other income..............................................                132
                                                                       --------
                                                                          1,588
Expenses:
  Operating.................................................  $740
  General and administrative................................    56
  Depreciation..............................................   253
  Interest..................................................   465
  Bad debt expense..........................................    15
  Property taxes............................................    97        1,626
                                                              ----     --------
          Net loss..........................................           $    (38)
                                                                       ========
Net loss allocated to general partners (11.08%).............                 (4)
Net loss allocated to limited partners (88.92%).............                (34)
                                                                       --------
                                                                       $    (38)
                                                                       ========
          Net loss per limited partnership unit.............           $(755.56)
                                                                       ========



                             See accompanying notes

         4423


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



      CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL -- UNAUDITED


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   ------
Capital at December 31, 1995................................    $161      $1,036    $1,197
  Net loss..................................................      (4)        (34)      (38)
                                                                ----      ------    ------
Capital at December 31, 1996................................    $157      $1,002    $1,159
                                                                ====      ======    ======



                            See accompanying notes.

         4424


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



               CONSOLIDATED STATEMENT OF CASH FLOWS -- UNAUDITED


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



Cash flows from operating activities
  Net loss..................................................  $ (38)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................    253
     Amortization of loan costs and mortgage discount.......     37
     Change in accounts:
       Receivables and deposits and other assets............    (39)
       Accounts payable and other liabilities...............     19
                                                              -----
          Net cash provided by operating activities.........    310
Cash flows from investing activities
  Property improvements and replacements....................   (107)
  Net deposits to restricted escrows........................    111
                                                              -----
          Net cash provided by investing activities.........      4
Cash flows from financing activities
  Principal payments on mortgage notes payable..............    (62)
                                                              -----
          Net cash used in financing activities.............    (62)
                                                              -----
  Net increase in cash and cash equivalents.................    252
  Cash and cash equivalents at December 31, 1995............    185
                                                              -----
  Cash and cash equivalents at December 31, 1996............  $ 437
                                                              =====
Supplemental disclosure of cash flow information
  Cash paid for interest....................................  $ 428
                                                              =====



                            See accompanying notes.

         4425


                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED


                               DECEMBER 31, 1996



NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Organization



     The limited partnership was organized for the purpose of acquiring, owning and operating the Timber Ridge Apartments in Sharonville, Ohio. Forty-five units of limited partnership interests, an individual general partner interest, a limited partnership general partner interest, and a corporate general partner interest were issued. The Partnership shall terminate on July 1, 2015, unless terminated sooner, pursuant to the agreement.



  Principles of Consolidation



     The financial statements include the accounts of the Partnership and its majority owned partnerships. All significant interpartnership balances have been eliminated. Minority interest is immaterial and not shown separately in the financial statements.



  Investment Property



     Investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicated that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value of Financial Instruments



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long-term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership approximates its carrying value.

         4426

                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



  Loan Costs



     Loan costs of approximately $258,000 incurred with the financing of long-term debt are amortized on a straight-line basis over the life of the debt. Accumulated amortization is approximately $81,000 at December 31, 1996.



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Partnership Allocations



     Net income or losses are allocated 88.92% to the limited partners and 11.08% to the general partners in accordance with the partnership agreement. Distributions of available cash (cash-flow) or proceeds from financing or sale of the property are allocated among the limited and general partners in accordance with the partnership agreement.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Restricted Escrows



     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property. The balance in the restricted escrow account at December 31, 1996 was approximately $104,000.

         4427

                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



NOTE B -- MORTGAGE NOTE PAYABLE



     Mortgage note payable consist of the following:



                                                              (IN THOUSANDS)
                                                              --------------
Mortgage note payable to Lexington Mortgage Company, secured by a deed of trust on the Timber Ridge apartments. This
  note bears interest at a rate of 7.83% per annum. Monthly
  installments of principal and interest of approximately
  $40,000 are due through September 2003, with a balloon
  payment of $4,669,000 due in October 2003.................      $5,259
Subordinated mortgage not payable to Lexington Mortgage
  Company bearing interest of 7.83% per annum. Monthly
  payments of interest only, totaling approximately $1,000,
  are due through September 2003, with a balloon payment of
  $168,000 due in October 2003..............................         168
                                                                  ------
                                                                   5,427
Unamortized discount,net of accumulated amortization of
  approximately $36,000.....................................         (74)
                                                                  ------
                                                                  $5,353
                                                                  ======


     Principal maturities of the mortgage note payable at December 31, 1997 are as follows (in thousands):

1997........................................................  $   68
1998........................................................      73
1999........................................................      79
2000........................................................      86
2001........................................................      93
Thereafter..................................................   5,028
                                                              ------
                                                              $5,427
                                                              ======

     The apartment property is pledged as collateral on the mortgage notes.


NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES



     In January 1991, the Partnership entered into a management contract with Insignia Management Group, an affiliate of Insignia Financial Group, Inc., ("Insignia") who is an affiliate of the managing general partner of Sharon Woods, L.P. As a result, affiliates of Insignia now provide property management and asset management services to the Partnership.



The following items were incurred with Insignia and its affiliates in 1996 (in thousands):



Property management fees....................................  $78
Reimbursement for investor services, asset management and
  partnership accounting....................................  $38



     The Partnership insures its property under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the Managing General Partner by virtue of the agent's obligation was not significant.

         4428

                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                       BUILDINGS AND
                                                                          RELATED      COST CAPITALIZED
                                                                         PERSONAL       SUBSEQUENT TO
DESCRIPTION                                      ENCUMBRANCES   LAND     PROPERTY        ACQUISITION
-----------                                      ------------   ----   -------------   ----------------
Timber Ridge
  Sharonville, Ohio............................     $5,353      $859      $4,867            $1,022
                                                    ======      ====      ======            ======



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                            BUILDINGS AND
                                               RELATED
                                              PERSONAL               ACCUMULATED      DATE     DEPRECIABLE
DESCRIPTION                          LAND     PROPERTY      TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
-----------                          ----   -------------   ------   ------------   --------   -----------
Timber Ridge.......................  $859      $5,889       $6,748       $818       03/01/93      5-30



     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



Investment Property
  Balance at beginning of year..............................  $6,641
  Property improvements.....................................     107
                                                              ------
          Balance at end of year............................  $6,748
                                                              ======
Accumulated Depreciation
  Balance at beginning of year..............................  $  565
  Additions charged to expense..............................     253
                                                              ------
          Balance at end of year............................  $  818
                                                              ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is $6,748,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is $917,000.



NOTE E -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

         4429

                               SHARON WOODS, L.P.


                        (A DELAWARE LIMITED PARTNERSHIP)



     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except per unit data):



Net loss as reported........................................  $      (38)
Deduct:
  Depreciation differences..................................         (30)
                                                              ----------
Federal taxable loss........................................  $      (68)
                                                              ==========
Federal taxable loss per limited partnership unit...........  $(1,343.68)
                                                              ==========



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net assets as reported......................................  $1,159
Accumulated depreciation....................................     (99)
Syndication fees............................................     182
Other.......................................................      18
                                                              ------
          Net assets -- tax basis...........................  $1,260
                                                              ======



NOTE F -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc. an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4430


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         4431

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         4432

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         4433

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         4434

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         4435

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         4436

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         4437

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         4438

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         4439

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         4440

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         4441

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         4442

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         4443

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         4444

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         4445

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4446

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4447

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         4448

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4449

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         4450

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         4451

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         4452

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4453

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4454

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4455


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         4456

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         4457


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         4458


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         4459


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         4460


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4461


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         4462

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         4463


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         4464


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4465


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         4466


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         4467


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         4468


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         4469


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         4470


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         4471


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         4472


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4473


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         4474


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         4475


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4476


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         4477

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4478


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         4479

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4480

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Sharon Woods L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Sharon Woods L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $49,287 in cash, or 1,274 Common OP Units of the Purchaser, or 1,971.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         4481

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we received the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         4482

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         4483

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         4484


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         4485


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         4486

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         4487

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         4488

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         4489


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                        Snowden Village Associates, L.P.

                        in exchange for your choice of:

          2,185.00 of our 8.0% Class Two Partnership Preferred Units;


                  1,412.00 of our Partnership Common Units; or


                                $54,621 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $54,621 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         4490

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Snowden
    Village Associates, L.P....................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-25
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-35
  Fairness to Unitholders who Tender their
    Units......................................    S-36
  Fairness to Unitholders who do not Tender
    their Units................................    S-37
  Comparison of Consideration to Alternative
    Consideration..............................    S-37
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-41
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-46
  General......................................    S-46
  Your Partnership and its Property............    S-46
  Property Management..........................    S-47
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-47
  Capital Replacement..........................    S-48
  Borrowing Policies...........................    S-48
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-49
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-50
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-52
THE OFFER......................................    S-55
  Terms of the Offer; Expiration Date..........    S-55
  Acceptance for Payment and Payment for
    Units......................................    S-55
  Procedure for Tendering Units................    S-56
  Withdrawal Rights............................    S-59
  Extension of Tender Period; Termination;
    Amendment..................................    S-59
  Proration....................................    S-60

         4491


                                                  PAGE
                                                  -----
  Fractional OP Units..........................    S-60
  Future Plans of the AIMCO Operating
    Partnership................................    S-60
  Voting by the AIMCO Operating Partnership....    S-61
  Dissenters' Rights...........................    S-61
  Conditions of the Offer......................    S-61
  Effects of the Offer.........................    S-64
  Certain Legal Matters........................    S-64
  Fees and Expenses............................    S-66
  Accounting Treatment.........................    S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-68
  Disguised Sale Treatment.....................    S-68
  Adjusted Tax Basis...........................    S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-69
  Passive Activity Losses......................    S-69
  Tax Reporting................................    S-70
  Foreign Offerees.............................    S-70
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-70
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-80
DESCRIPTION OF PREFERRED OP UNITS..............    S-85
  General......................................    S-85
  Ranking......................................    S-85



                                                  PAGE
                                                  -----
  Distributions................................    S-85
  Allocation...................................    S-86
  Liquidation Preference.......................    S-86
  Redemption...................................    S-87
  Voting Rights................................    S-87
  Restrictions on Transfer.....................    S-88
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-88
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-90
CONFLICTS OF INTEREST..........................    S-94
  Conflicts of Interest with Respect to the
    Offer......................................    S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-94
  Competition Among Properties.................    S-94
  Features Discouraging Potential Takeovers....    S-94
  Future Exchange Offers.......................    S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-95
LEGAL MATTERS..................................    S-96
EXPERTS........................................    S-96
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         4492

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"),AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $8,500,000, less approximately $976,685 of deferred maintenance and investment.

         4493


It is possible that the sale of the property could result in you receiving more per unit than in our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

         4494


     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2020 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         4495


is equivalent to distributions of $4,370 per year on the number of Preferred OP Units, or distributions of $3,530.00 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $3,375 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         4496

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



BACKGROUND AND REASONS FOR THE OFFER


  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26,

         4497


1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and September 2020. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         4498


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $3,375 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $4,370 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $3,375 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,530 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         4499


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         4500

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of [the/each] property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your properties (Snowden Village I and Snowden Village II, respectively) location B
(good) and B (good); and its condition B (good) and B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Both your properties mortgage debt bears interest at 7.6% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your properties' net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 1.49% and 2.18%, respectively, resulting in a final capitalization rate of 8.41% and 8.27%, respectively. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and other evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



SNOWDEN VILLAGE I
Net operating income........................................  $   378,000
Capitalization rate.........................................         8.41%
                                                              -----------
SNOWDEN VILLAGE II
Net operating income........................................      331,000
Capitalization rate.........................................         8.27%
                                                              -----------
Gross valuation of partnership property.....................  $ 8,500,000
Plus: Cash and cash equivalents.............................      217,500
Plus: Other partnership assets, net of security deposits....      254,939
Less: Mortgage debt, including accrued interest.............   (5,285,272)
Less: Accounts payable and accrued expenses.................      (64,703)
Less: Other liabilities.....................................      (29,953)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,592,511
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (976,685)
Less: Closing costs.........................................     (212,500)
                                                              -----------
Estimated net valuation of your partnership.................    2,403,326
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................    2,403,326
          Total number of units.............................         44.0
                                                              -----------
Estimated valuation per unit................................       54,621
                                                              ===========
Cash consideration per unit.................................  $    54,621
                                                              ===========

         4501


     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $54,621 by the $25 liquidation preference of each Preferred OP Unit to get 2,185.00 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $54,621 by a price of $38.69 to get 1,412.00 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership;



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 54,621
Partnership Preferred Units.................................  $ 54,621
Partnership Common Units....................................  $ 54,621
Alternatives:
                                                                   Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $ 54,621
  Estimated going concern value.............................  $ 21,981
  Alternative Going Concern(1)..............................  $ 33,771
  Net book value (deficit)..................................  $(70,583)


---------------


(1) Assumes properties are sold at maturity of a mortgage secured by one of the properties in 2002.

         4502

STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Snowden Village Associates, L.P. is a Delaware limited partnership which was formed on June 21, 1985 for the purpose of owning and operating one property located in Fredericksburg, Virginia, known as "Snowden Village Apartments I" and "Snowden Village Apartments II." Snowden Village Apartments I consists of 132 apartment units and Snowden Village Apartments II consists of 122 apartment units. Your partnership has no employees. As of September 30, 1998, there were 44 units of limited partnership interest issued and outstanding, which were held of record by 73 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $2,745,000 of limited partnership units in 1985. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $3,375 per unit. Your partnership currently one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2020, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,471,646 on Snowden Village Apartments I, payable to Marine Midland Bank and Bank of America, which bears interest at a rate of 7.60%. Such mortgage debt is due November 2002. There is also a mortgage note on Snowden Village Apartments II, the balance of which was $2,668,492, as of September 30, 1998. The note is payable to WMF Huntoon Page, bears interest at 7.50% and is due September 2020. Your partnership also has a second mortgage note outstanding of $89,317, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the

         4503


transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 2,185 of our Class Two Partnership Preferred Units;



     - 1,412.00 of our Partnership Common Units; or



     - $54,621 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 44 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 2,185.00 Preferred OP Units, 1,412.00 Common OP Units, or $54,621 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.

         4504

     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.

         4505

     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.

         4506


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $54,621 in cash, 2,185.00 Preferred OP Units or 1,412.00 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $54,621.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $32,861 for the fiscal year ended December 31, 1998. The property manager received management fees of $91,941 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $600,832 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         4507

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         4508

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         4509

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............      (16,740)        955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         4510


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         4511


       SUMMARY FINANCIAL INFORMATION OF SNOWDEN VILLAGE ASSOCIATES, L.P.



     The summary financial information of Snowden Village Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Snowden Village Associates, L.P. for the year ended December 31, 1997 is based on audited financial statements and for the years ended December 31, 1996, 1995, 1994 and 1993 is based on unaudited financial statements. The amounts for 1995, 1994 and 1993 have been derived from unaudited financial which are not included in this Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                        SNOWDEN VILLAGE ASSOCIATES, L.P.





                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                  -----------------------   --------------------------------------------------------------
                                     1998         1997         1997         1996         1995         1994         1993
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues................  $    1,387   $    1,205   $    1,690   $    1,678   $    1,739   $    1,707   $    1,608
  Net Income (Loss).............         223           50           24          160         (134)        (243)        (383)
  Net Income per limited
    partnership unit............    5,017.50     1,125.00       544.91     3,600.00    (3,015.00)   (5,467.50)   (8,617.50)
  Distributions per limited
    partnership unit............    3,375.00        11.25        11.25     1,113.75           --           --           --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)....................          --           --           --           --           --           --           --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $       380   $       425   $       368   $       314   $       233   $       169   $       147
  Real Estate, Net of
    Accumulated Depreciation...        2,657         2,681         2,694         2,790         2,855         3,137         3,506
  Total Assets.................        3,399         3,490         3,431         3,462         3,454         3,661         3,989
  Notes Payable................        5,149         5,257         5,246         5,371         5,463         5,548         5,600
General Partners' Capital/
  (Deficit)....................          (57)          (58)          (58)          (58)          (60)          (59)          (57)
Limited Partners' Capital/
  (Deficit)....................       (1,850)       (1,895)       (1,922)       (1,945)       (2,054)       (1,921)       (1,680)
Partners' Deficit..............       (1,907)       (1,953)       (1,980)       (2,003)       (2,114)       (1,980)       (1,737)
Total Distributions............          150             1             1            49            --            --            --
Book value per limited
  partnership unit.............      (42,045)      (43,068)      (43,682)      (44,205)      (46,682)      (43,659)      (38,182)
Net increase (decrease) in cash
  and cash equivalents.........           12            69            54            81            64            22           (35)
Net cash provided by operating
  activities...................          406           232           398           377           315           269           101
Ratio of earnings to fixed
  charges......................       1.72/1        1.16/1        1.05/1        1.35/1        0.71/1        0.44/1        0.15/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                               SNOWDEN
                                                                 AIMCO         VILLAGE
                                                               OPERATING     ASSOCIATES,
                                                              PARTNERSHIP        L.P.
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $3,530.00        $3,375
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $4,370.00        $3,375

         4512

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         4513

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $8,500,000 less approximately $976,685 of deferred maintenance and investment not considered by the appraiser. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your

         4514


units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the

         4515

fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2020 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.

         4516


     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $4,370 per year on the number of Preferred OP Units, or distributions of $3,530.00 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $3,375 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

         4517

     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.

         4518


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.992% interest, consisting of no limited partnership interests and a 0.992% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         4519


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         4520

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $50,000 for the nine months ended September 30, 1997, to $223,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on November 2002 and September 2020. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all

         4521


limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $3,375 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive

         4522


       quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $4,370 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $3,375 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,530.00 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true

         4523


       value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of [the/each] property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your properties (Snowden Village I and Snowden Village II, respectively) location B
(good) and B (good); and its condition B (good) and B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Both your properties' mortgage debt bears interest at 7.6% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your properties' net operating income in 1998 increased compared to 1997, we further revised the capitalization rate [downward by approximately 1.49% and 2.18%, respectively], resulting in a final capitalization rate of 8.41% and 8.27%, respectively. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by

         4524

       us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                   ESTIMATED
                                             FISCAL 1997 NET    CAPITALIZATION   GROSS PROPERTY
                 PROPERTY                    OPERATING INCOME        RATE            VALUE
                 --------                    ----------------   --------------   --------------
Snowden Village I..........................      $378,000(1)         8.41%         $4,500,000
Snowden Village II.........................       331,000(2)         8.27           3,900,000
                                                                                   ----------
Estimated Total Gross Property Value.......                                        $8,100,000


---------------


     (1) The total net operating income is equal to total revenues of $913,415, less total expenses of $495,532 and recurring replacement costs of $39,600.



     (2) The total net operating income is equal to total revenues of $778,618, less total expenses of $411,076 and recurring replacement costs of $39,600.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $2,403,326. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

         4525

     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


SNOWDEN VILLAGE I
Net operating income........................................  $   378,000
Capitalization rate.........................................         8.41%
                                                              -----------
SNOWDEN VILLAGE II
Net operating income........................................      331,000
Capitalization rate.........................................         8.27%
                                                              -----------
Gross valuation of partnership property.....................  $ 8,500,000
Plus: Cash and cash equivalents.............................      217,500
Plus: Other partnership assets, net of security deposits....      254,939
Less: Mortgage debt, including accrued interest.............   (5,285,272)
Less: Accounts payable and accrued expenses.................      (64,703)
Less: Other liabilities.....................................      (29,953)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,592,511
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (976,685)
Less: Closing costs.........................................     (212,500)
                                                              -----------
Estimated net valuation of your partnership.................    2,403,326
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................    2,403,326
          Total number of units.............................         44.0
                                                              -----------
Estimated valuation per unit................................       54,621
                                                              ===========
Cash consideration per unit.................................  $    54,621
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $54,621 by the $25 liquidation preference of each Preferred OP Unit to get
       Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $54,621 by a price of $38.69 to get 1,412.00 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $2,403,326 or .42% is the net valuation of your partnership.

         4526


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $50,000 for the nine months ended September 30, 1997 to $223,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         4527


        11. The estimated unit value of $54,621, based on a total estimated value of your partnership's property of $8,500,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $4,370 per year on the number of Preferred OP Units, or distributions of $3,530.00 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $3,375. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         4528

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         4529


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2020, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $ 54,621
Partnership preferred units.................................    54,621(1)
Partnership common units....................................    54,621(1)
Alternatives:
                                                                   Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $ 54,621
  Estimated going concern value.............................  $ 21,981
  Alternative going concern value...........................  $ 33,771
  Net book value (deficit)..................................  $(70,583)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



     Adjuster's International, Inc. ("AI") is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property, determining the physical condition of the property and what repairs are needed and then estimating the cost of such repairs based upon its experience in making such estimates. AI was retained by us because of its experience in evaluating needed repairs of real property and paid $5,000 by us for its reports. Such payments were not contingent upon completion of the offer. AI has no material relationship with us or our affiliates except for such reports and AI has conducted, is currently conducting and may in the future conduct similar analyses of other property held by us and our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of the reports, which are not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and

         4530

assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $21,981 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $70,582 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.

         4531


  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $55,667 per unit, going concern value of $40,987 per unit and liquidation value of $50,814 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." [An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated.] For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $1,046, $(13,634) and $(3,807). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations

         4532

and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                               SNOWDEN      SNOWDEN
                                                              VILLAGE I    VILLAGE II
                                                              ---------    ----------
Total Revenues..............................................  $ 965,877    $ 819,926
Operating Expenses..........................................   (485,267)    (398,966)
Replacement Reserves -- Net.................................    (68,970)     (60,466)
Debt Service................................................   (280,308)    (262,993)
Capital Expenditures........................................     (8,400)      (4,100)
                                                              ---------    ---------
          Net Cash Flow.....................................  $ 122,932    $  93,401
                                                              =========    =========

         4533


     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

         4534

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at capitalization rates ranging from 8.41% to 8.27%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership: (i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $976,685. Stanger observed that your partnership liquidation value of $2,403,326 was divided by the total units outstanding of 44 to provide the liquidation value per unit of $54,621.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $709,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $35,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 8.91% to 8.77%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 10.75%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 44 to achieve management's estimate of going concern value of $21,981 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units of the partnership were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $54,621 per unit is equal to management's estimate of liquidation value, and reflects a substantial premium to management's estimate of going concern value of $21,981. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing with the third year following the closing of this transaction, preferred stock of AIMCO with a distribution equal to the distribution on the Preferred OP Units. Stanger observed that the ten-day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted

         4535


that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO, Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, direct capitalization rates of 10.25% to 10.5%, transaction costs of 2.5% to 5.0%, growth rates of 3% and terminal capitalization rates ranging from 10.75% to 11.0%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the portfolio's estimated internal rate of return derived from the discounted cash flow analysis, 12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 60% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $55,667, $40,987, and $50,814 representing premiums (discounts) to the offer price of 1.9%, 25% and (7%). See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our

         4536


subsidiary), special limited partner and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such

         4537

transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

                                YOUR PARTNERSHIP


GENERAL



     Snowden Village Associates, L.P., is a Delaware limited partnership which completed a private offering in 1985. Insignia acquired the general partner of your partnership in 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 73 limited partners of your partnership and a total of 44 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on June 21, 1985 for the purpose of owning an apartment property located in Fredericksburg, Virginia known as "Snowden Village Apartments I" and "Snowden Village Apartments II." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1970 and consists of 254 apartment units. Your partnership's property had an average occupancy rate of approximately 95.91% in 1998, 91.80% in 1997 and 91.80% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Your partnership has received a report from Adjuster's International, Inc. ("AI") that Snowden Village I needs deferred maintenance of $652,782 primarily for window replacement, HVAC and gutters. AI is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property and then estimating needed repairs for each part of the building inspected. AI was retained by and paid $2,500 by us for its report and has conducted and may in the future conduct similar analyses of other properties held by our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of report, which is not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



     Budgeted renovations or improvements for 1999 total $976,685 and are intended to be paid for out of cash flow or borrowings.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $494    $505    $522    $503    $479



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the Snowden Village I and Snowden Village II, respectively, are $49,863 and 38,786 of $4,298,500 and $3,343,600 of
assessed valuation with a current yearly tax rate of 1.16%

         4538


and 1.16%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 1.1832% and 1.1832% of such improvements, respectively.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2020 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to [improve/remain strong] in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 96% and $554, respectively, at December 31, 1998, compared to 92% and $494, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future due to the continuous growth in areas surrounding Washington D.C. In addition, the general partner noted that it expects to spend approximately $976,685 for capital replacements and improvements at the property in 1999 to update and improve the property's pool, clubhouse, and landscaping. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such

         4539


a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,471,646 on Snowden Village Apartments I, payable to Marine Midland Bank and Bank of America, which bears interest at a rate of 7.60%. Such mortgage debt is due November 2002. There is also a mortgage note on Snowden Village Apartments II, the balance of which was $2,668,492, as of September 30, 1998. The note is payable to WMF Huntoon Page, bears interest at 7.50% and is due September 2020. Your partnership also has a second mortgage note outstanding of $89,397, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,745,000 of limited partnership units in 1985 for $62,386 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2020, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership

         4540


is not liable to your partnership or any limited partner for any acts or failures to do any act performed by it in the absence of its willful malfeasance or gross negligence. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership's agreement of limited partnership does not provide for indemnification of the general partners by your partnership for any acts or omissions performed by them.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $62,386.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $    0         $    0                 $0             $     0
1994...................................       0              0                  0                   0
1995...................................       0              0                  0                   0
1996...................................   1,125            500                  0              12,375
1997...................................       0            500                  0                   0
1998...................................   3,375          1,500                  0              37,125
                                         ------         ------                 --             -------
          Total........................  $4,500         $2,500                 $0             $49,500
                                         ======         ======                 ==             =======


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no units transferred in sale transactions (excluding transactions believed to be between related parties, family members or the same beneficial owner).



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.992% interest in your partnership, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         4541


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $ 5,856
1995........................................................     46,910
1996........................................................     37,461
1997........................................................     53,114
1998........................................................     32,861



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
                                                                  Not
1994........................................................  available
1995........................................................  $86,362
1996........................................................   82,069
1997........................................................   82,982
1998........................................................   91,941



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         4542


                        SNOWDEN VILLAGE ASSOCIATES, L.P.



                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Snowden Village Associates, L.P. taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from financial statements which are not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                                       SNOWDEN VILLAGE ASSOCIATES, L.P.
                                               ---------------------------------------------------------------------------------
                                                   SEPTEMBER 30,                             DECEMBER 31,
                                               ---------------------   ---------------------------------------------------------
                                                 1998        1997       1997       1996        1995         1994         1993
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
SELECTED FINANCIAL INFORMATION
Cash and Cash Equivalents....................  $     380   $     425   $   368   $     314   $     233   $      169   $      147
Land and Building............................      8,788       8,590     8,656       8,530       8,377        8,210        8,076
Accumulated Depreciation.....................     (6,131)     (5,909)   (5,962)     (5,740)     (5,522)      (5,073)      (4,570)
Other Assets.................................        362         384       369         358         366          355          336
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
        Total Assets.........................      3,399       3,490     3,431       3,462       3,454        3,661        3,989
                                               =========   =========   =======   =========   =========   ==========   ==========
Notes Payable................................      5,149       5,257     5,246       5,371       5,463        5,548        5,600
Other Liabilities............................        156         186       165          94         105           93          126
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
        Total Liabilities....................      5,305       5,443     5,411       5,465       5,568        5,641        5,726
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
Partners' Deficit............................     (1,907)     (1,953)   (1,980)     (2,003)     (2,114)      (1,980)      (1,737)
                                               =========   =========   =======   =========   =========   ==========   ==========



                                                                       SNOWDEN VILLAGE ASSOCIATES, L.P.
                                               ---------------------------------------------------------------------------------
                                                FOR THE NINE MONTHS                       FOR THE YEAR ENDED
                                                ENDED SEPTEMBER 30,                          DECEMBER 31,
                                               ---------------------   ---------------------------------------------------------
                                                 1998        1997       1997       1996        1995         1994         1993
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
Rental Revenue...............................  $   1,266   $   1,060   $ 1,506   $   1,538   $   1,590   $    1,534   $    1,459
Other Income.................................        121         145       184         140         149          173          149
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
        Total Revenue........................      1,387       1,205     1,690       1,678       1,739        1,707        1,608
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
Operating Expenses...........................        567         571       863         720         824          639          781
General and Administrative...................         46          26        34          26          36          229          164
Depreciation.................................        169         169       222         217         449          512          507
Interest Expense.............................        311         321       458         466         474          481          451
Property Taxes...............................         71          68        89          89          90           89           88
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
        Total Expenses.......................      1,164       1,155     1,666       1,518       1,873        1,950        1,991
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
Net Income (Loss) before extraordinary
  items......................................        223          50        24         160        (134)        (243)        (383)
Extraordinary items..........................
                                               ---------   ---------   -------   ---------   ---------   ----------   ----------
        Net Income (Loss)....................        223          50        24         160        (134)        (243)        (383)
                                               =========   =========   =======   =========   =========   ==========   ==========
Net Income per limited partnership unit......   5,017.50    1,125.00    544.91    3,600.00   (3,015.00)   (5,467.50)   (8,617.50)
                                               =========   =========   =======   =========   =========   ==========   ==========
Distributions per limited partnership unit...   3,375.00       11.25     11.25    1,113.75          --           --           --
                                               =========   =========   =======   =========   =========   ==========   ==========

         4543


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $223,000 for the nine months ended September 30, 1998, compared to $50,000 for the nine months ended September 30, 1997. The increase in net income of $173,000 was primarily the result of an increase in revenues. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,387,000 for the nine months ended September 30, 1998, compared to $1,205,000 for the nine months ended September 30, 1997, an increase of $182,000, or 15.1%. The increase in revenues is due primarily to an increase in occupancy to 96% for the nine months ended September 30, 1998 as compared to 92% for the nine months ended September 30, 1997. The decrease in Other Income of $24,000 was due primarily to lower lease cancellation fees.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $567,000 for the nine months ended September 30, 1998, compared to $571,000 for the nine months ended September 30, 1997, a decrease of $4,000 which is comparable to the prior year.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $46,000 for the nine months ended September 30, 1998, compared to $26,000 for the nine months ended September 29, 1997, an increase of $20,000, or 77%. This increase was primarily the result of increased partnership administration and asset management costs and an increase in reimbursements paid to the general partner.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $311,000 for the nine months ended September 30, 1998, compared to $321,000 for the nine months ended September 30, 1997, a decrease of $10,000, or 3.1%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized net income of $24,000 for the year ended December 31, 1997, compared to net income of $160,000 for the year ended December 31, 1996. The decrease in net income of $136,000 was

         4544


primarily the result of a decrease in rental revenues and an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,690,000 for the year ended December 31, 1997, compared to $1,678,000 for the year ended December 31, 1996, an increase of $12,000, or 1%. This increase is due primarily to an increase in other income of $44,000, or 31% offset by a decrease in rental revenue of $32,000, or 2%. The increase in other income is due primarily to an increase in lease cancellation fees. The decrease in rental revenues is due to increased competition in the geographic area where the property is located.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $863,000 for the year ended December 31, 1997, compared to $720,000 for the year ended December 31, 1996, an increase of $143,000 or 19.86%. The increase is primarily due to increased maintenance costs of approximately $60,000 as the property incurred additional interior building improvements, grounds maintenance and exterior painting expenses during 1997, with no similar projects during 1996. Additionally during 1997 various other operating expenses increased accounting for the balance of the increase during 1997.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $34,000, an increase of $8,000 for the year ended December 31, 1997, compared to the prior year. This increase is due primarily to general increases in partnership administrative and management costs.



     DEPRECIATION EXPENSE



     Depreciation expense increased $5,000 (2.3%) to $222,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



     INTEREST EXPENSE



     Interest expense totaled $458,000 for the year ended December 31, 1997, compared to $466,000 for the year ended December 31, 1996, a decrease of $8,000, or 1.1% This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership recognized net income of $160,000 for the year ended December 31, 1996, compared to a net loss of $134,000 for the year ended December 31, 1995. The increase in net income of $294,000 was due primarily to a decrease in operating and depreciation expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,678,000 for the year ended December 31, 1996, compared to $1,739,000 for the year ended December 31, 1995, a decrease of $61,000, or 3.5%. This decrease is due primarily to a 2% decrease in occupancy, and a 3% decrease in average rental rates from 1995 to 1996.

         4545


     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $720,000 for the year ended December 31, 1996, compared to $824,000 for the year ended December 31, 1995, a decrease of $104,000 or 12.62%. This decrease is primarily due to a reduction in maintenance expenses as compared to the prior year due to additional maintenance projects at the property in 1995 with no similar projects in 1996.



     DEPRECIATION EXPENSE



     Depreciation expense decreased $232,000, or 52% to $217,000 as part of the initial costs of the buildings and improvements became fully depreciated during 1995.



     INTEREST EXPENSE



     Interest expense totaled $466,000 for the year ended December 31, 1996, compared to $474,000 for the year ended December 31, 1995, a decrease of $8,000, or 1.7%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $380,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the combined outstanding balance on the mortgage indebtedness was $5,149,000. The three mortgages require total monthly payments of approximately $65,000. Two of the mortgages mature in November 2002 at which time a balloon payment of approximately $2,171,000 will be due. The third mortgage matures in September 2020 at which time a balloon payment of approximately $181,000 will be due. The note are collateralized by pledge of land and buildings with stated interest rates from 7.5% to 7.6%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         4546

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 44 units of your partnership (up to 11 units) for consideration per unit of (i) 2,185.00 Preferred OP Units, (ii) 1,412.00 Common OP Units, or (iii) $54,621 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below) although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         4547

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         4548

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         4549

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         4550

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         4551

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         4552


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         4553


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         4554

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         4555


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         4556


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         4557


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         4558

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         4559

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         4560


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         4561

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         4562


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         4563

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Available Cash Flow (as defined in your           Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2020.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to               The purpose of the AIMCO Operating
purchase, hold, lease, manage and operate         Partnership is to conduct any business that
your partnership's property. Subject to           may be lawfully conducted by a limited
restrictions contained in your part-              partnership organized pursuant to the
nership's agreement of limited partnership,       Delaware Revised Uniform Limited Part-
your partnership may perform all act              nership Act (as amended from time to time,
necessary or appropriate in connection            or any successor to such statute) (the
therewith and reasonably related thereto,         "Delaware Limited Partnership Act"),
including borrowing money and creating            provided that such business is to be
liens.                                            conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         4564
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling units for cash and notes to se-           limited partners and to other persons, and
lected persons who fulfill the requirements       to admit such other persons as additional
set forth in your partnership's agreement of      limited partners, on terms and conditions
limited partnership. The capital                  and for such capital contributions as may be
contribution need not be equal for all            established by the general partner in its
limited partners and no action or consent is      sole discretion. The net capital
required in connection with the admission of      contribution need not be equal for all OP
any additional limited partners.                  Unitholders. No action or consent by the OP
                                                  Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Your partnership's agreement of limited           The AIMCO Operating Partnership may lend or
partnership specifies certain contracts to        contribute funds or other assets to its
be entered into with the general partner and      subsidiaries or other persons in which it
its affiliates and the compensa-                  has an equity investment,

         4565
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

tion to be paid under such contracts. In          and such persons may borrow funds from the
addition, the general partner may loan your       AIMCO Operating Partnership, on terms and
partnership such additional sums as the           conditions established in the sole and
general partner deems appropriate and             absolute discretion of the general partner.
necessary for the conduct of your                 To the extent consistent with the business
partnership's business. Such loans by the         purpose of the AIMCO Operating Partnership
general partner or its affiliates will be         and the permitted activities of the general
upon such terms and for such maturities as        partner, the AIMCO Operating Partnership may
the general partner deems reasonable and,         transfer assets to joint ventures, limited
except in limited circumstances, will bear        liability companies, partnerships,
interest at a rate the greater of 2 1/2%          corporations, business trusts or other
over the base rate then being charged by          business entities in which it is or thereby
Third National Bank in Nashville, Nashville,      becomes a participant upon such terms and
Tennessee or the actual cost to such lender       subject to such conditions consistent with
to borrow such funds and the terms thereof,       the AIMCO Operating Partnership Agreement
as to security and other charges or fees,         and applicable law as the general partner,
will be at least as favorable to your             in its sole and absolute discretion,
partnership as those negotiated by                believes to be advisable. Except as
unaffiliated lenders on comparable loans for      expressly permitted by the AIMCO Operating
the same purpose in the same locale.              Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money in the ordinary        contains no restrictions on borrowings, and
course of business and in connection with         the general partner has full power and
certain loans specified in your                   authority to borrow money on behalf of the
partnership's agreement of limited                AIMCO Operating Partnership. The AIMCO
partnership, which include loans secured by       Operating Partnership has credit agreements
your partnership's property. However, except      that restrict, among other things, its
for such loans specified in your                  ability to incur indebtedness.
partnership's agreement of limited
partnership, the limited partners owning 51%
of the outstanding units must approve the
mortgaging of all or substantially all of
the assets of your partnership and, in any
case, the general partner may not incur any
indebtedness pursuant to a non-recourse loan
if the creditor will have or acquire, at any
time, as a result of the making of the loan,
any direct or indirect interest in the
profits, capital or property of your
partnership other than as a secured
creditor.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
have access to the current list of the names      purpose of such demand and at such OP
and addresses of all limited partner at the       Unitholder's own expense, to obtain a
principal office of the general partner in        current list of the name and last known
Tennessee at all reasonable times.                business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.

         4566
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                               Management Control


The management and control of your                All management powers over the business and
partnership and its business and affairs          affairs of the AIMCO Operating Partnership
rest exclusively with the general partner,        are vested in AIMCO-GP, Inc., which is the
which has all the rights and power which may      general partner. No OP Unitholder has any
be possessed by a general partner pursuant        right to participate in or exercise control
to applicable law or are necessary,               or management power over the business and
advisable or convenient to the discharge of       affairs of the AIMCO Operating Partner-
its duties under your partnership's               ship. The OP Unitholders have the right to
agreement of limited partnership. Limited         vote on certain matters described under
partners may not take part in or interfere        "Comparison of Your Units and AIMCO OP
with any with the conduct or control of the       Units -- Voting Rights" below. The general
business of your partnership and have no          partner may not be removed by the OP
right or authority to act for or bind your        Unitholders with or without cause.
partnership in any manner, except that
limited partners may exercise the voting and      In addition to the powers granted a general
other rights provided in your partnership's       partner of a limited partnership under
agreement of limited partnership and under        applicable law or that are granted to the
applicable law.                                   general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or any limited partner for any        to the AIMCO Operating Partnership for
acts or failures to do any act performed by       losses sustained, liabilities incurred or
it in the absence of its willful malfeasance      benefits not derived as a result of errors
or gross negligence. Your partnership's           in judgment or mistakes of fact or law of
agreement of limited partnership does not         any act or omission if the general partner
provide for indemnification of the general        acted in good faith. The AIMCO Operating
partner by your partnership for any acts or       Partnership Agreement provides for
omissions performed by it.                        indemnification of AIMCO, or any director or
                                                  officer of AIMCO (in its capacity as the
                                                  previous

         4567
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  general partner of the AIMCO Operating
                                                  Partnership), the general partner, any
                                                  officer or director of general partner or
                                                  the AIMCO Operating Partnership and such
                                                  other persons as the general partner may
                                                  designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions
                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause after      the business and affairs of the AIMCO
giving notice to such general partner upon a      Operating Partnership. The general partner
vote of the limited partners owning at least      may not be removed as general partner of the
67% of the outstanding units. A general           AIMCO Operating Partnership by the OP
partner may resign with the approval of the       Unitholders with or without cause. Under the
limited partners owning at least 67% of the       AIMCO Operating Partnership Agreement, the
outstanding units upon the giving of notice       general partner may, in its sole discretion,
to any remaining general partner and the          prevent a transferee of an OP Unit from
limited partners. All the limited partners        becoming a substituted limited partner
must approve the election of a substitute         pursuant to the AIMCO Operating Partnership
general partner. A limited partner may not        Agreement. The general partner may exercise
transfer his interests without the written        this right of approval to deter, delay or
consent of the general partner which may be       hamper attempts by persons to acquire a
withheld at the sole discretion of the            controlling interest in the AIMCO Operating
general partner.                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.

         4568
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to add representations, duties or         Agreement, whereby the general partner may,
obligations of the general partner or             without the consent of the OP Unitholders,
affiliates or surrender any right or power        amend the AIMCO Operating Partnership
granted to the general partner or its             Agreement, amendments to the AIMCO Operating
affiliates in your partnership's agreement        Partnership Agreement require the consent of
of limited partnership for the benefit of         the holders of a majority of the outstanding
the limited partners, to cure any ambiguity,      Common OP Units, excluding AIMCO and certain
to correct or supplement any provision which      other limited exclusions (a "Majority in
may be inconsistent with any other provision      Interest"). Amendments to the AIMCO
provided that the general partner receives        Operating Partnership Agreement may be
an opinion of counsel that such amendment         proposed by the general partner or by
does not adversely affect the rights of the       holders of a Majority in Interest. Following
limited partners and to admit additional or       such proposal, the general partner will
substituted limited partners. Any other           submit any proposed amendment to the OP
amendments to your partnership's agreement        Unitholders. The general partner will seek
of limited partnership must be approved by        the written consent of the OP Unitholders on
the limited partners owning 67% of the            the proposed amendment or will call a
units. The general partner must submit a          meeting to vote thereon. See "Description of
written statement of the proposed amendment       OP Units -- Amendment of the AIMCO Operating
together with its recommendation as to such       Partnership Agreement" in the accompanying
proposed amendment. For the purposes of ob-       Prospectus.
taining the consent of the limited partners,
the general partner may require responses
within a specified time, which may not be
less than 30 days, and failure to respond in
such time will constitute a vote which is
consistent with the general partner's
recommendation with respect to such
proposal.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner. Moreover, the general partner or         Operating Partnership. In addition, the
certain affiliates may be entitled to             AIMCO Operating Partnership is responsible
compensation for additional services              for all expenses incurred relating to the
rendered.                                         AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, except as provided           gross negligence, no OP Unitholder has
under applicable law, a limited partner is        personal liability for the AIMCO Operating
not bound by or personally liable for the         Partnership's debts and obligations, and
expenses, liabilities or obligations of your      liability of the OP Unitholders for the
partnership in excess of such limited             AIMCO Operating Partnership's debts and
partner's capital contribution, including         obligations is generally limited to the
deferred payment to be made                       amount of their

         4569
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

by such limited partner for its units, and        investment in the AIMCO Operating
any mandatory assessments provided for in         Partnership. However, the limitations on the
your partnership's agreement of limited           liability of limited partners for the
partnership which may be levied against           obligations of a limited partnership have
those limited partners who do not pay for         not been clearly established in some states.
issued units entirely in cash.                    If it were determined that the AIMCO
                                                  Operating Partnership had been conducting
                                                  business in any state without compliance
                                                  with the applicable limited partnership
                                                  statute, or that the right or the exercise
                                                  of the right by the holders of OP Units as a
                                                  group to make certain amendments to the
                                                  AIMCO Operating Partnership Agreement or to
                                                  take other action pursuant to the AIMCO
                                                  Operating Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


In general, your partnership's agreement of       Unless otherwise provided for in the
limited partnership and the AIMCO Operating       relevant partnership agreement, Delaware law
Partnership Agreement have limitations on         generally requires a general partner of a
the liability of the general partner but          Delaware limited partnership to adhere to
such limitations differ in terms and provide      fiduciary duty standards under which it owes
more protection for the general partner of        its limited partners the highest duties of
the AIMCO Operating Partnership.                  good faith, fairness and loyalty and which
                                                  generally prohibit such general partner from
                                                  taking any action or engaging in any
                                                  transaction as to which it has a conflict of
                                                  interest. The AIMCO Operating Partnership
                                                  Agreement expressly authorizes the general
                                                  partner to enter into, on behalf of the
                                                  AIMCO Operating Partnership, a right of
                                                  first opportunity arrangement and other
                                                  conflict avoidance agreements with various
                                                  affiliates of the AIMCO Operating
                                                  Partnership and the general partner, on such
                                                  terms as the general partner, in its sole
                                                  and absolute discretion, believes are
                                                  advisable. The AIMCO Operating Partnership
                                                  Agreement expressly limits the liability of
                                                  the general partner by providing that the
                                                  general partner, and its officers and
                                                  directors will not be liable or accountable
                                                  in damages to the AIMCO Operating
                                                  Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.

         4570
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

         4571

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the vote of the      AIMCO Operating Partnership       OP Unitholders have voting
limited partners owning 51%       Agreement, the holders of         rights only with respect to
of the outstanding units is       the Preferred OP Units will       certain limited matters such
necessary to change the           have the same voting rights       as certain amendments and
nature of your partnership's      as holders of the Common OP       termination of the AIMCO
business and approve or           Units. See "Description of        Operating Partnership
disapprove the sale of all        OP Units" in the accompany-       Agreement and certain
or substantially all of the       ing Prospectus. So long as        transactions such as the
assets of your partnership.       any Preferred OP Units are        institution of bankruptcy
The consent of the holders        outstanding, in addition to       proceedings, an assignment
of at least 67% of the            any other vote or consent of      for the benefit of creditors
outstanding units is re-          partners required by law or       and certain transfers by the
quired to remove a general        by the AIMCO Operating            general partner of its
partner, amend your               Partnership Agreement, the        interest in the AIMCO
partnership's agreement of        affirmative vote or consent       Operating Partnership or the
limited partnership and to        of holders of at least 50%        admission of a successor
dissolve your partnership         of the outstanding Preferred      general partner.
before its term expires. All      OP Units will be necessary
limited partners must             for effecting any amendment       Under the AIMCO Operating
approve the election of a         of any of the provisions of       Partnership Agreement, the
substitute general partner.       the Partnership Unit              general partner has the
                                  Designation of the Preferred      power to effect the
In general, you have greater      OP Units that materially and      acquisition, sale, transfer,
voting rights in your             adversely affects the rights      exchange or other
partnership than you will         or preferences of the             disposition of any assets of
have as an OP Unitholder. OP      holders of the Preferred OP       the AIMCO Operating
Unitholders cannot remove         Units. The creation or            Partnership (including, but
the general partner of the        issuance of any class or          not limited to, the exercise
AIMCO Operating Partnership.      series                            or grant of any conversion,
                                                                    option,

         4572
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  of partnership units,             privilege or subscription
                                  including, without                right or any other right
                                  limitation, any partner-          available in connection with
                                  ship units that may have          any assets at any time held
                                  rights senior or superior to      by the AIMCO Operating
                                  the Preferred OP Units,           Partnership) or the merger,
                                  shall not be deemed to            consolidation,
                                  materially adversely affect       reorganization or other
                                  the rights or preferences of      combination of the AIMCO
                                  the holders of Preferred OP       Operating Partnership with
                                  Units. With respect to the        or into another entity, all
                                  exercise of the above             without the consent of the
                                  described voting rights,          OP Unitholders.
                                  each Preferred OP Units
                                  shall have one (1) vote per       The general partner may
                                  Preferred OP Unit.                cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operation, sales or               partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly
tributions of the Available       at the rate of $0.50 per
Cash                              Preferred

         4573


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


Flow will be made in              OP Unit; provided, however,       all, or such portion as the
semiannual installments           that at any time and from         general partner may in its
within 45 days after such         time to time on or after the      sole and absolute discretion
period or at such time or         fifth anniversary of the          determine, of Available Cash
times as the general partner      issue date of the Preferred       (as defined in the AIMCO
deems practical. The              OP Units, the AIMCO Operat-       Operating Partnership
distributions payable to the      ing Partnership may adjust        Agreement) generated by the
partners are not fixed in         the annual distribution rate      AIMCO Operating Partnership
amount and depend upon the        on the Preferred OP Units to      during such quarter to the
operating results and net         the lower of (i) 2.00% plus       general partner, the special
sales or refinancing              the annual interest rate          limited partner and the
proceeds available from the       then applicable to U.S.           holders of Common OP Units
disposition of your               Treasury notes with a             on the record date es-
partnership's assets.             maturity of five years, and       tablished by the general
                                  (ii) the annual dividend          partner with respect to such
                                  rate on the most recently         quarter, in accordance with
                                  issued AIMCO non-convertible      their respective interests
                                  preferred stock which ranks       in the AIMCO Operating
                                  on a parity with its Class H      Partnership on such record
                                  Cumulative Preferred Stock.       date. Holders of any other
                                  Such distributions will be        Preferred OP Units issued in
                                  cumulative from the date of       the future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the
                                  cash or other property may
                                  be declared or made,
                                  directly

         4574
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  or indirectly, by the AIMCO       Code and the Treasury
                                  Operating Partnership with        Regulations and (ii) avoid
                                  respect to any Junior Units       any Federal income or excise
                                  (as defined below), nor           tax liability of AIMCO. See
                                  shall any Junior Units be         "Description of OP
                                  redeemed, purchased or            Units -- Distributions" in
                                  otherwise acquired for            the accompanying Prospectus.
                                  consideration, nor shall any
                                  other cash or other property
                                  be paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such transferee        and the Preferred OP Units        Operating Partnership
will become a substituted         are not listed on any             Agreement restricts the
limited partner if: (1) the       securities exchange. The          transferability of the OP
transfer is not in respect        Preferred OP Units are            Units. Until the expiration
of fractional units, except       subject to restrictions on        of one year from the date on
in limited circumstances,         transfer as set forth in the      which an OP Unitholder
(2) the assignor and              AIMCO Operating Partnership       acquired OP Units, subject
assignee execute,                 Agreement.                        to certain exceptions, such
acknowledge and deliver                                             OP Unitholder may not
instruments of transfer           Pursuant to the AIMCO             transfer all or any por-
satisfactory to the general       Operating Partnership             tion of its OP Units to any
partners, (3) the transferor      Agreement, until the              transferee without the
pays the transfer fee, (4)        expiration of one year from       consent of the general
the general partner               the date on which a holder        partner, which consent may
consents, which consent will      of Preferred OP Units             be withheld in its sole and
be withheld if, among other       acquired Preferred OP Units,      absolute discretion. After
reasons, (5) the transfer         subject to certain                the expiration of one year,
violates Federal or state         exceptions, such holder of        such OP Unitholder has the
securities laws or results        Preferred OP Units may not        right to transfer all or any
in the termination of your        transfer all or any portion       portion of its OP Units to
partnership for tax purposes      of its Preferred OP Units to      any person, subject to the
and (6) the assignor and          any transferee without the        satisfaction of certain con-
assignee have complied with       consent of the general            ditions specified in the
such other conditions as set      partner, which consent may        AIMCO Operating Partnership
forth in your partnership's       be withheld in its sole and       Agreement, including the
agreement of limited              absolute discretion. After        general partner's right of
partnership.                      the expiration of one year,       first refusal. See
                                  such holders of Preferred OP      "Description of OP Units --
There are no redemption           Units has the right to            Transfers and Withdrawals"
rights associated with your       transfer all or any portion       in the accompanying
units.                            of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred                         to redeem all or a

         4575
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  OP Units and receive in           portion of the Common OP
                                  exchange therefor, at the         Units held by such party in
                                  AIMCO Operating                   exchange for a cash amount
                                  Partnership's option, (i)         based on the value of shares
                                  subject to the terms of any       of Class A Common Stock. See
                                  Senior Units (as defined          "Description of OP
                                  below), cash in an amount         Units -- Redemption Rights"
                                  equal to the Liquidation          in the accompanying
                                  Preference of the Preferred       Prospectus. Upon receipt of
                                  OP Units tendered for             a notice of redemption, the
                                  redemption, (ii) a number of      AIMCO Operating Partnership
                                  shares of Class A Common          may, in its sole and
                                  Stock of AIMCO that is equal      absolute discretion but
                                  in Value to the Liquidation       subject to the restrictions
                                  Preference of the Preferred       on the ownership of Class A
                                  OP Units tendered for             Common Stock imposed under
                                  redemption, or (iii) for          AIMCO's charter and the
                                  Preferred OP Units redeemed       transfer restrictions and
                                  after a two-year holding          other limitations thereof,
                                  period, a number of shares        elect to cause AIMCO to
                                  of Class I Preferred Stock        acquire some or all of the
                                  of AIMCO that pay an              tendered Common OP Units in
                                  aggregate amount of               exchange for Class A Common
                                  dividends equivalent to the       Stock, based on an exchange
                                  distributions on the              ratio of one share of Class
                                  Preferred OP Units tendered       A Common Stock for each Com-
                                  for redemption; provided          mon OP Unit, subject to
                                  that such shares are part of      adjustment as provided in
                                  a class or series of              the AIMCO Operating
                                  preferred stock that is then      Partnership Agreement.
                                  listed on the NYSE or an-
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         4576

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         4577

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         4578

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         4579

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         4580


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         4581


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         4582

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         4583

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation

         4584

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


Preference of the Preferred OP Units              The trustee may sell the Class I Preferred
tendered for redemption, (ii) a number of         Stock held in the trust to AIMCO or a
shares of Class A Common Stock of AIMCO that      person, designated by the trustee, whose
is equal in value to the Liquidation              ownership of the Class I Preferred Stock
Preference of the Preferred OP Units              will not violate the Class I Preferred
tendered for redemption, or (iii) for             Ownership Limit. Upon such sale, the
Preferred OP Units redeemed after a two-year      interest of the charitable beneficiaries in
holding period, a number of shares of Class       the shares sold will terminate and the
I Preferred Stock of AIMCO that pay an            trustee will distribute to the prohibited
aggregate amount of dividends equivalent to       transferee, the lesser of (i) the price paid
the distributions on the Preferred OP Units       by the prohibited transferee for the shares
tendered for redemption; provided that such       or if the prohibited transferee did not give
shares are part of a class or series of           value for the shares in connection with the
preferred stock that is then listed on the        event causing the shares to be held in the
NYSE or another national securities               trust, the market price of such shares on
exchange. The Preferred OP Units may not be       the day of the event causing the shares to
redeemed at the option of the AIMCO               be held in the trust and (ii) the price per
Operating Partnership. See "Description of        share received by the trustee from the sale
Preferred OP Units -- Redemption."                or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         4585

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $37,461 in 1996, $53,114 in 1997 and $32,861 in 1998. The property manager received management fees of $82,069 in 1996, $82,982 in 1997 and $91,941 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         4586

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $442,585 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $12,000
Other.......................................................  $ 8,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         4587

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.



                                    EXPERTS



     Ernst & Young LLP, independent auditors, have audited the financial statements of Snowden Village Associates, L.P. at December 31, 1997, and for the year then ended, as set forth in their report. We've included the financial statements of Snowden Village Associates, L.P. in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         4588

                       SNOWDEN VILLAGE ASSOCIATES, L. P.
                           INDEX FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (Unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-4
Note A -- Basis of Presentation (unaudited).................  F-4
Independent Auditors' Report................................  F-5
Balance Sheet as of December 31, 1997.......................  F-6
Statement of Operations for the year ended December 31,
  1997......................................................  F-7
Statement of Partners' Deficit for the year ended December
  31, 1997..................................................  F-8
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-9
Notes to Financial Statements...............................  F-10
Balance Sheet as of December 31, 1996 (Unaudited)...........  F-15
Statement of Operations for the year ended December 31, 1996
  (Unaudited)...............................................  F-16
Statement of Partners' Deficit for the year ended December
  31, 1996 (Unaudited)......................................  F-17
Statement of Cash Flows for the year ended December 31, 1996
  (Unaudited)...............................................  F-18
Notes to Financial Statements (Unaudited)...................  F-19

         4589


                         SNOWDEN VILLAGE ASSOCIATES, LP



                      CONDENSED BALANCE SHEET (UNAUDITED)


                               SEPTEMBER 30, 1998



                                         ASSETS
Cash and cash equivalents...................................                 $   379,976
Receivables, deposits and other assets......................                     361,841
Investment property
  Land......................................................  $   465,000
  Building and related personal property....................    8,322,574
                                                              -----------
                                                                8,787,574
  Less: Accumulated depreciation............................   (6,130,789)     2,656,785
                                                              -----------    -----------
          Total assets......................................                 $ 3,398,602
                                                                             ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Accounts payable and other liabilities......................                 $   155,843
Notes payable...............................................                   5,149,562
Partners' deficit...........................................                  (1,906,803)
                                                                             -----------
          Total liabilities and partners' deficit...........                 $ 3,398,602
                                                                             -----------
                                                                             -----------



                             See accompanying note

         4590


                        SNOWDEN VILLAGE ASSOCIATES, L.P.



                 CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $1,265,928    $1,059,734
  Other income..............................................     121,070       145,675
                                                              ----------    ----------
          Total revenues....................................   1,386,998     1,205,409
Expenses:
  Operating expenses........................................     567,348       570,863
  General and administrative expenses.......................      45,991        25,916
  Depreciation expense......................................     168,934       168,934
  Interest expense..........................................     311,164       321,246
  Property tax expense......................................      70,722        67,960
                                                              ----------    ----------
          Total expenses....................................   1,164,159     1,154,919
                                                              ----------    ----------
          Net income........................................  $  222,839    $   50,490
                                                              ==========    ==========



                             See accompanying note

         4591


                        SNOWDEN VILLAGE ASSOCIATES, L.P.



                CONDENSED STATEMENTS OF CASH FLOWS --(UNAUDITED)



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
Operating Activities:
  Net income................................................  $ 222,839    $ 50,490
  Adjustments to reconcile net income to net cash provided
     by operating activities
     Depreciation and amortization..........................    168,934     168,934
     Changes in accounts:
       Receivables and deposits and other assets............     22,692     (53,341)
       Accounts payable and accrued expenses................     (8,492)     66,017
                                                              ---------    --------
          Net cash provided by operating activities.........    405,973     232,100
                                                              ---------    --------
Investing Activities:
  Property improvements and replacements....................   (131,635)    (59,982)
  Net increase in restricted escrows........................    (15,522)    (15,267)
                                                              ---------    --------
          Net cash used in investing activities.............   (147,157)    (75,249)
                                                              ---------    --------
Financing Activities:
  Payments on mortgage......................................    (96,339)    (87,686)
  Partners' Distributions...................................   (150,000)       (500)
                                                              ---------    --------
          Net cash used in financing activities.............   (246,339)    (88,186)
                                                              ---------    --------
          Net increase in cash and cash equivalents.........     12,477      68,665
  Cash and cash equivalents at beginning of year............    367,499     356,261
                                                              ---------    --------
  Cash and cash equivalents at end of period................  $ 379,976    $424,926
                                                              =========    ========



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Snowden Village Associates as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         4592

                         REPORT OF INDEPENDENT AUDITORS

The Partners
Snowden Village Associates, L. P.

     We have audited the accompanying balance sheet of Snowden Village Associates, L. P. as of December 31, 1997, and the related statements of operations, partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snowden Village Associates,
L. P. at December 31, 1997, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP
                                          --------------------------------------

September 1, 1998
Greenville, South Carolina

         4593

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                                 BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                     ASSETS

Cash and cash equivalents...................................            $  368
Receivables and deposits....................................                90
Restricted escrows..........................................               193
Deferred charges, net of amortization of $93................                65
Other assets................................................                21
Apartment property, at cost (Notes A and B):
  Land......................................................  $   465
  Building and improvements.................................    8,191
                                                              -------
                                                                8,656
  Less accumulated depreciation.............................   (5,962)   2,694
                                                              -------   ------
                                                                        $3,431
                                                                        ======

                  LIABILITIES AND PARTNERS' DEFICIT

Liabilities
  Accounts payable..........................................            $   42
  Tenant security deposits payable..........................                59
  Accrued property taxes....................................                19
  Accrued interest payable..................................                26
  Other liabilities.........................................                19
  Mortgage note payable (Notes B and C).....................             5,246
                                                                        ------
                                                                         5,411
Partners' deficit:
  General partners..........................................  $   (58)
  Limited partners (44 units issued and outstanding)........   (1,922)  (1,980)
                                                              -------   ------
                                                                        $3,431
                                                                        ======

                            See accompanying notes.

         4594

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                        (IN THOUSANDS, EXCEPT UNIT DATA)

Revenues:
  Apartment rentals.........................................         $ 1,506
  Other income..............................................             184
                                                                       1,690
Expenses:
  Operating.................................................  $863
  General and Administrative................................    34
  Depreciation..............................................   222
  Interest (Note C).........................................   458
  Property taxes............................................    89     1,666
                                                              ----   -------
Net income..................................................         $    24
                                                                     =======
Net income allocated to General Partners (1%)...............         $     1
Net income allocated to Limited Partners (99%)..............              23
                                                                     -------
                                                                     $    24
                                                                     =======
Net income per limited partnership unit.....................         $544.91
                                                                     =======

                            See accompanying notes.

         4595

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                         STATEMENT OF PARTNERS' DEFICIT
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                              GENERAL   LIMITED
                                                              PARTNER   PARTNER    TOTAL
                                                              -------   -------   -------
Deficit at December 31, 1996................................   $(58)    $(1,945)  $(2,003)
  Distributions.............................................     (1)          0        (1)
  Net income................................................      1          23        24
                                                               ----     -------   -------
Deficit at December 31, 1997................................   $(58)    $(1,922)  $(1,980)
                                                               ====     =======   =======

                            See accompanying notes.

         4596

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

Cash flows from operating activities
  Net income................................................   $  24
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     222
     Amortization...........................................      35
     Changes in assets and liabilities:
       Receivables and deposits.............................     (18)
       Other assets.........................................      10
       Accounts payable.....................................      18
       Security deposits payable............................      18
       Other liabilities....................................       9
                                                               -----
  Net cash provided by operating activities.................     318
Cash flows from investing activities
  Property improvements and replacements....................    (125)
  Change in reserve escrows.................................     (20)
                                                               -----
  Net cash used in investing activities.....................    (145)
Cash flows from financing activities
  Principal payments on mortgage note payable...............    (118)
  Distributions to Partners.................................      (1)
                                                               -----
  Net cash used in financing activities.....................    (119)
                                                               -----
  Increase in cash and cash equivalents.....................      54
  Cash and cash equivalents at December 31, 1996............     314
                                                               -----
  Cash and cash equivalents at December 31, 1997............   $ 368
                                                               =====
Supplemental disclosure of cash flow information Cash paid
  for interest..............................................   $ 411
                                                               =====

                            See accompanying notes.

         4597

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Snowden Village Associates, L. P. (the "Partnership") is a Delaware limited partnership which began operations in 1985 with the purchase of property and improvements in Fredericksburg, Virginia, presently operating as two apartment complexes. The two projects consist of Phase I, a conventional apartment complex, and Phase II, a complex regulated under Section 221(d)4 of the National Housing Act. The general partners of the Partnership are Jacques Miller Associates and Jacques Miller, Inc. (collectively, the "General Partners").

  Investment Property

     The investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1997.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Risks/Uncertainties

     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.

  Cash and Cash Equivalents

     Cash on hand and in banks, and money market funds and certificates of deposit with original maturities of three months or less are considered to be unrestricted cash. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

  Tenant Security Deposits

     Tenant security deposits required from lessees for the duration of the lease as required by the Partnership are included in receivables and deposits. These deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

  Fair Value

     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.

         4598
                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Loan Costs

     Loan costs of approximately $63,000, net of accumulated amortization of approximately $64,000, are being amortized on a straight-line basis over the life of the loan. Unamortized loan costs are included in deferred charges.

  Partnership Allocations

     Net earnings or loss, distributions to partners, and taxable income or loss are allocated to the partners in accordance with the partnership agreement.

  Leases

     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.

  Advertising Costs

     Advertising costs of approximately $34,000 in 1997 were charged to expense as incurred and are included in operating expenses.

  Depreciation

     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 4 to 25 years.

  Restricted Escrows

     Restricted escrows consist of funds established to cover necessary repairs and replacements of existing improvements at the property. The balance in the restricted escrow account at December 31, 1997 was approximately $193,000.

  Income Taxes

     No provision has been made for Federal and state income taxes since such taxes are the personal responsibility of the partners.

NOTE B -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP
                                 (IN THOUSANDS)

                                                                          BUILDINGS        COST
                                                                         AND RELATED    CAPITALIZED
                                                                          PERSONAL     SUBSEQUENT TO
                   DESCRIPTION                     ENCUMBRANCES   LAND    PROPERTY      ACQUISITION
                   -----------                     ------------   ----   -----------   -------------
Snowden Village Phase I..........................     $2,643      $242     $3,093          $622
Snowden Village Phase II.........................      5,359       223      4,116           360
                                                      ------      ----     ------          ----
Totals...........................................     $8,002      $465     $7,209          $982
                                                      ======      ====     ======          ====

         4599
                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                         GROSS AMOUNT AT WHICH CARRIED
                                 (IN THOUSANDS)

                                                              BUILDINGS
                                                                 AND
                                                               RELATED
                                                              PERSONAL              ACCUMULATED      DATE      DEPRECIABLE
                    DESCRIPTION                       LAND    PROPERTY     TOTAL    DEPRECIATION   ACQUIRED   LIFE -- YEARS
                    -----------                       ----   -----------   ------   ------------   --------   -------------
Snowden Village Phase I.............................  $242     $3,715      $3,957      $2,710        1985         4-25
Snowden Village Phase II............................  223       4,476       4,699       3,252        1985         5-25
                                                      ----     ------      ------      ------
Totals..............................................  $465     $8,191      $8,656      $5,962
                                                      ====     ======      ======      ======

     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):

Investment Property Balance at beginning of year............   $8,530
  Property improvements.....................................      126
                                                               ------
  Balance at end of year....................................   $8,656
                                                               ======
Accumulated Depreciation Balance at beginning of year.......   $5,740
  Additions charged to expense..............................      222
                                                               ------
  Balance at end of year....................................   $5,962
                                                               ======

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $8,669,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $5,726,000.

NOTE C -- MORTGAGE NOTES PAYABLE

     The principal terms of the mortgage note payable are as follows (in thousands):

                                            MONTHLY                                         PRINCIPAL
                                            PAYMENT     STATED                PRINCIPAL     BALANCE AT
                                           INCLUDING   INTEREST   MATURITY   BALANCE DUE   DECEMBER 31,
                PROPERTY                   INTEREST      RATE       DATE     AT MATURITY       1997
                --------                   ---------   --------   --------   -----------   ------------
Snowden Village I
  1st mortgage...........................     $23        7.60%    11/1/02      $2,082         $2,554
  2nd mortgage*..........................       1        7.60%    11/1/02          89             89
                                              ---                                             ------
                                               24                                              2,643
Snowden Village II.......................     $21        7.50%     9/1/20      $  181          2,716
                                                                                              ------
                                                                                               5,359
Less unamortized present value discounts
  at 8.76%...............................                                                        113
                                                                                              ------
                                                                                              $5,246
                                                                                              ======

---------------

* Interest-only payments

     The mortgages encumbering Snowden Village I and Snowden Village II are non-recourse and are collateralized by the property and improvements of the Partnership. The mortgages require prepayment penalties if repaid prior to maturity. In addition, the mortgage encumbering Snowden Village II is insured by HUD.

         4600
                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Partnership exercised interest rate buy-downs when one of its mortgages was refinanced, reducing the stated rate from 8.76% to 7.60%. The fee for the interest rate reduction amounted to $207,221 and is being amortized as a loan discount on the interest method over the life of the loans. The discount fee is reflected as a reduction of the mortgage notes payable and increases the effective rate of the debt to 8.76%.

     Scheduled principal payments of mortgage notes payable subsequent to December 31 are as follows (in thousands):

1998.......................................................   $  130
1999.......................................................      140
2000.......................................................      151
2001.......................................................      162
2002.......................................................    2,337
Thereafter.................................................    2,439
                                                              ------
                                                              $5,359
                                                              ======

NOTE D -- RELATED PARTY TRANSACTIONS

     The Partnership has no employees and is dependent on the General Partners and affiliates of Insignia Financial Group, Inc. ("Insignia") for the management and administration of all of the Partnership activities, as provided in the Partnership Agreement. Affiliates of Insignia have ownership interests in the General Partners, with certain affiliates of Insignia providing property management and asset management services to the Partnership. The Partnership Agreement provides for payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership. The following transactions occurred with the General Partners and affiliates during the year (in thousands):

Management fee..............................................   $83
Bookkeeper fee..............................................     8
Partnership administration fee..............................    15
Reimbursement for services of affiliates....................    30
Construction oversight reimbursements.......................     4

     On September 6, 1997, an affiliate of the General Partners purchased Lehman Brothers' Class "D" subordinated bonds of SASCO, 1992-M1. These bonds are secured by 55 multi-family apartment mortgage loan pairs held in Trust, including Snowden Village Phase I owned by the Partnership.

     For the period January 1, 1996 to August 31, 1997 the Partnership insured its property under a master policy through an agency and insurer unaffiliated with Insignia. An affiliate of Insignia acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of Insignia who receives payment on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of Insignia by virtue of the agent's obligations is not significant.

     Insignia entered into an Agreement and Plan of Merger, dated as of May 26, 1998, (as subsequently amended and restated, the "Merger Agreement") with Apartment Investment and Management Company ("AIMCO"), pursuant to which Insignia will merge its national residential property management operations and its controlling interest in Insignia Properties Trust with and into AIMCO, with AIMCO as the survivor. Consummation of the Merger, which is anticipated to occur in the third quarter of 1998, is subject to certain conditions, including the approval of the stockholders of Insignia (but not the approval of the stockholders of AIMCO). If the closing occurs, AIMCO will then control the General Partner of the Partnership.

         4601
                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE E -- INCOME TAXES

     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.

     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except unit data):

Net loss as reported........................................   $       24
Add (deduct):
  Depreciation differences..................................         (159)
  Unearned income...........................................            4
  Accruals and prepaids.....................................           (2)
  Mortgage discount.........................................           (1)
                                                               ----------
Federal taxable loss........................................   $     (134)
                                                               ==========
Federal taxable loss per limited partnership unit...........   $(3,054.20)
                                                               ==========

     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):

Net liabilities as reported.................................   $(1,980)
Land and buildings..........................................        13
Accumulated depreciation....................................       236
Investment in lower tier partnerships.......................    (1,000)
Other.......................................................       (19)
                                                               -------
Net liabilities -- tax basis................................   $(2,750)
                                                               =======

NOTE F -- YEAR 2000 (UNAUDITED)

     The Partnership is dependent upon the General Partner and Insignia for management and administrative services. Insignia has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter (the "Year 2000 Issue"). The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The General Partner believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Partnership.

NOTE G -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4602

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                           BALANCE SHEET (UNAUDITED)
                               DECEMBER 31, 1996

                                     ASSETS

Cash:
  Unrestricted..............................................  $   314,555
  Restricted -- tenant security deposits....................       41,706   $   356,261
                                                              -----------
Taxes and insurance escrow..................................                     30,416
Reserve escrows (Note 1)....................................                    173,216
Deferred charges, net of accumulated amortization of
  $77,033...................................................                     80,456
Other assets................................................                     30,948
Investment properties, at cost (Notes 1 and 2):
  Land......................................................      465,000
  Buildings and related personal property...................    8,065,275
                                                              -----------
                                                                8,530,275
  Less accumulated depreciation.............................   (5,739,703)    2,790,572
                                                              -----------   -----------
                                                                            $ 3,461,869
                                                                            ===========

                          LIABILITIES AND PARTNERSHIP DEFICIT

Liabilities:
  Accounts payable..........................................                $    29,840
  Accrued interest -- mortgage payable......................                     26,293
  Accrued taxes.............................................                     19,393
  Security deposits and other tenant liabilities............                     45,100
  Mortgage notes payable (Note 2)...........................                  5,344,360
                                                                            -----------
                                                                              5,464,986
Partners' deficit...........................................                 (2,003,117)
                                                                            -----------
                                                                            $ 3,461,869
                                                                            ===========

         4603

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                      STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996


Revenues:
  Rental income.............................................              $1,538,427
  Other apartment income....................................                 127,752
  Interest income...........................................                  12,118
                                                                          ----------
                                                                           1,678,297
Expenses:
  Administrative............................................  $242,920
  Operating.................................................   169,564
  Maintenance...............................................   166,367
  Property management fee (Note 3)..........................    82,069
  Partnership administration fee (Note 3)...................    31,605
  Depreciation..............................................   217,337
  Amortization..............................................    35,195
  Interest..................................................   431,041
  Property taxes............................................    88,886
  Insurance.................................................    53,192     1,518,176
                                                              --------    ----------
Net income..................................................              $  160,121
                                                                          ==========

         4604

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                   STATEMENT OF PARTNERS' DEFICIT (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996

Partners' deficit at December 31, 1995......................   $(2,113,738)
  Distributions.............................................       (49,500)
  Net income................................................       160,121
                                                               -----------
Partners' deficit at December 31, 1996......................   $(2,003,117)
                                                               ===========

         4605

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                      STATEMENT OF CASH FLOWS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996

Operating activities
  Net income................................................   $ 160,121
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     252,532
     Changes in assets and liabilities:
       Restricted cash......................................       4,745
       Accounts payable.....................................       2,497
       Other assets.........................................     (11,196)
       Security deposits and other tenant liabilities.......     (12,659)
       Accrued interest -- mortgage.........................        (255)
       Change in tax and insurance escrow...................       2,326
                                                               ---------
          Net cash provided by operating activities.........     398,111
Investing activities
  Property improvements and replacements....................    (153,204)
  Change in reserve escrows.................................      (2,696)
                                                               ---------
          Net cash (used) for investing activities..........    (155,900)
Financing activities
  Payment on mortgage notes payable.........................    (111,529)
  Distributions.............................................     (49,500)
                                                               ---------
          Net cash (used) for financing activities..........    (161,029)
                                                               ---------
Increase in cash............................................      81,182
Cash at December 31, 1995...................................     233,373
                                                               ---------
Cash at December 31, 1996...................................   $ 314,555
                                                               =========

         4606

                       SNOWDEN VILLAGE ASSOCIATES, L. P.

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                               DECEMBER 31, 1996

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Snowden Village Associates, L. P. is a Delaware limited partnership which began operations in 1985 with the purchase of property and improvements in Fredericksburg, Virginia, presently operating as two apartment complexes. The two projects consist of Phase I, a conventional apartment complex, and Phase II, a complex regulated under Section 221(d)4 of the National Housing Act. The regulatory agreement for Phase II limits annual distributions of net operating receipts to "surplus cash" available at the end of each year.

  Depreciation

     Property and improvements are recorded at the Partnership's acquisition cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using the straight-line method.

  Income Taxes

     No provision has been made for Federal and state income taxes since such taxes are the personal responsibility of the partners.

  Partnership Allocations

     Net earnings or loss and taxable income or loss are allocated 99% to the limited partners and 1% to the general partner. Distributions of available cash or proceeds from financing or sale of the property are allocated among the limited partners and the general partners in accordance with the limited partnership agreement.

  Cash Equivalents

     It is the Partnership's policy to classify all liquid short-term investments with a maturity of three months or less as cash equivalents.

  Management Agreements

     The Projects pay management fees equal to 5 percent of gross collections to Insignia Management Group.

  Financial Accounting Standards Statement No. 107 Disclosures

     The carrying amounts reported in the balance sheet for cash and reserve escrows approximate those assets' fair value. Payment of long-term liabilities are generally dependent upon the Partnership's ability to achieve cash flow, the partners providing additional funds, the sale of the project or refinancing of the mortgages at the end of their terms. Management believes that estimating the fair value of these long-term liabilities is either not appropriate or, because of excess costs, considers estimation of fair value to otherwise be impracticable.

  Restricted Escrows -- Reserve Accounts

     A General Reserve Account was established for one of the apartment complexes to cover necessary repairs and replacements of existing improvements, debt service, out-of-pocket expenses incurred for ordinary and necessary administrative tasks, and payment of real property taxes and insurance premiums. The Partnership is required to deposit net operating income (as defined in the mortgage note) from the property to the reserve account until the reserve account equals $1,000 per apartment unit or $132,000 in total.

         4607
                       SNOWDEN VILLAGE ASSOCIATES, L. P.

            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

     The Partnership has also established a reserve for replacements in accordance with the provisions of a regulatory agreement. The restricted cash is held in a separate bank account to be used for replacements with the approval of HUD.

     At December 31, 1996, there was $133,861 in the General Reserve Account and $39,355 in the Reserve for Replacements, totaling $173,216.

  Present Value Discounts

     Periodically, the Partnership incurs debt at below market rates for similar debt. Present value discounts are recorded on the basis of prevailing market rates and are amortized on an interest method over the life of the related debt.

  Loan Costs

     In connection with the refinancing of certain mortgage notes payable in 1992, loan costs of $126,557 were incurred which are being amortized on a straight-line basis over the life of the loans.

  Long-Lived Assets

     During 1996, the Partnership adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recognized for long-lived assets used in operations when indictors of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The adoption of FASB No. 121 did not have a material effect on the Partnership's financial statements.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. MORTGAGE NOTES PAYABLE

     The principal terms of mortgage notes payable are as follows:

                                   MONTHLY                          PRINCIPAL     PRINCIPAL
                                   PAYMENT     STATED                BALANCE      BALANCE AT
                                  INCLUDING   INTEREST   MATURITY     DUE AT     DECEMBER 31,
            PROPERTY              INTEREST      RATE       DATE      MATURITY        1996
            --------              ---------   --------   --------   ----------   ------------
Snowden Village Phase II........   $20,793      7.5%       9/1/20   $  181,355    $2,758,400
Snowden Village Phase I:
  1st mortgage..................    22,793      7.6%     11/15/02    2,082,239     2,630,137
  2nd mortgage..................       566      7.6%     11/15/02       89,317        89,317
                                   -------                                        ----------
                                   $23,359                                         2,719,454
                                   =======                                        ----------
                                                                                   5,477,854
Less unamortized present value
  discounts at 8.76%............                                                     133,494
                                                                                  ----------
                                                                                  $5,344,360
                                                                                  ==========

     Mortgages are collateralized by the related property and improvements of the Partnership.

         4608
                       SNOWDEN VILLAGE ASSOCIATES, L. P.

            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

     During the year, net interest costs incurred were $418,041 and interest paid was $418,296.

     The Partnership exercised interest rate buy-downs when one of its mortgages was refinanced, reducing the stated rate from 8.76% to 7.60%. The fee for the interest rate reduction amounted to $207,221 and is being amortized as a loan discount on the interest method over the life of the loans. The discount fee is reflected as a reduction of the mortgage notes payable and increases the effective rate of the debt to 8.76%.

     Scheduled principal payments of mortgage notes payable subsequent to December 31 are as follows:

1997....................................................   $  119,989
1998....................................................      129,371
1999....................................................      139,836
2000....................................................      150,786
2001....................................................      162,595
Thereafter..............................................    4,775,277
                                                           ----------
                                                           $5,477,854
                                                           ==========

3. RELATED PARTY TRANSACTIONS

     The Partnership has no employees and is dependent on the General Partner and its affiliates for the management and administration of all Partnership activities. The following transactions occurred with the General Partner and its affiliates during the year:

Management fee............................................   $82,069
Bookkeeper fee............................................     5,856
Partnership administration fee............................    31,605

         4609


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         4610

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         4611

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         4612

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         4613

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         4614

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         4615

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         4616

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         4617

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         4618

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         4619

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)              --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         4620

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         4621

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         4622

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         4623

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         4624

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4625

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4626

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         4627

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4628

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         4629

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         4630

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         4631

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4632

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4633

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4634


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         4635

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         4636


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         4637


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         4638


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         4639


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4640


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         4641

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         4642


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         4643


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4644


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         4645


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         4646


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         4647


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         4648


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         4649


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         4650


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         4651


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4652


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         4653


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         4654


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4655


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         4656

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4657


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         4658

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4659

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  SNOWDEN VILLAGE ASSOCIATION LP


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of SNOWDEN VILLAGE ASSOCIATION LP (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $54,621 in cash, or 1,412.00 Common OP Units of the Purchaser, or 2,185 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         4660

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided to the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         4661

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         4662

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         4663


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         4664


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         4665

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         4666

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         4667

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         4668


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                           Sturbrook Investors, Ltd.

                        in exchange for your choice of:

          1,944.50 of our 8.0% Class Two Partnership Preferred Units;


                  1,256.50 of our Partnership Common Units; or


                                $48,611 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $48,611 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Although your partnership's agreement of limited partnership provides for termination in the year 2031, the private placement memorandum pursuant to which the units were sold in 1982 indicated that the property owned by your partnership might be sold within three to seven years of its acquisition if conditions permitted.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         4669

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-8
  Fairness of the Offer........................     S-9
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-11
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-14
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Sturbrook
    Investors, Ltd.............................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-25
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-25
    Possible Lower Distributions...............    S-25
    Uncertain Terms of Preferred Stock.........    S-25
    Redemption Price of Preferred OP Units.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-27
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-33
FAIRNESS OF THE OFFER..........................    S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-35
  Fairness to Unitholders who Tender their
    Units......................................    S-36
  Fairness to Unitholders who do not Tender
    their Units................................    S-37
  Comparison of Consideration to Alternative
    Consideration..............................    S-37
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-41
  Experience of Stanger........................    S-41
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Conclusions..................................    S-45
  Assumptions, Limitations and
    Qualifications.............................    S-45
  Compensation and Material Relationships......    S-46
YOUR PARTNERSHIP...............................    S-46
  General......................................    S-46
  Your Partnership and its Property............    S-46
  Property Management..........................    S-47
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-47
  Capital Replacement..........................    S-48
  Borrowing Policies...........................    S-48
  Competition..................................    S-49
  Legal Proceedings............................    S-49
  History of the Partnership...................    S-49
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-49
  Distributions and Transfers of Units.........    S-50
  Beneficial Ownership of Interests in Your
    Partnership................................    S-50
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-50
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-52
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-53
THE OFFER......................................    S-56
  Terms of the Offer; Expiration Date..........    S-56
  Acceptance for Payment and Payment for
    Units......................................    S-56
  Procedure for Tendering Units................    S-57
  Withdrawal Rights............................    S-60

         4670


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-60
  Proration....................................    S-61
  Fractional OP Units..........................    S-61
  Future Plans of the AIMCO Operating
    Partnership................................    S-61
  Voting by the AIMCO Operating Partnership....    S-62
  Dissenters' Rights...........................    S-62
  Conditions of the Offer......................    S-62
  Effects of the Offer.........................    S-65
  Certain Legal Matters........................    S-65
  Fees and Expenses............................    S-67
  Accounting Treatment.........................    S-67
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-68
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-68
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-69
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-69
  Disguised Sale Treatment.....................    S-69
  Adjusted Tax Basis...........................    S-70
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-70
  Passive Activity Losses......................    S-70
  Tax Reporting................................    S-71
  Foreign Offerees.............................    S-71
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-71
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-73
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-80
DESCRIPTION OF PREFERRED OP UNITS..............    S-86
  General......................................    S-86
  Ranking......................................    S-86



                                                  PAGE
                                                  -----
  Distributions................................    S-86
  Allocation...................................    S-87
  Liquidation Preference.......................    S-87
  Redemption...................................    S-88
  Voting Rights................................    S-88
  Restrictions on Transfer.....................    S-89
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-89
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-91
CONFLICTS OF INTEREST..........................    S-95
  Conflicts of Interest with Respect to the
    Offer......................................    S-95
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-95
  Competition Among Properties.................    S-95
  Features Discouraging Potential Takeovers....    S-95
  Future Exchange Offers.......................    S-95
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-96
LEGAL MATTERS..................................    S-97
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         4671

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Sturbrook Investors, Inc., and the company that manages property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $7,300,000, less approximately $1,612,285 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         4672


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         4673


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2031 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         4674


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         4675


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. Your partnership's private placement memorandum, dated January 1, 1982, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's property would generally be sold within three to seven years of their acquisition, provided market conditions permit. The prospectus also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2031. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $3,256,304 and $139,037 of balloon payments due on its mortgage debts in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership

         4676


interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November, 2002, and require balloon payments of $3,256,304 and $139,037. In December 1997, both first and second mortgages were discounted by $156,000 in the aggregate. The discount is reflected as a reduction of the mortgage notes payable and increases the effective rate of debt to 8.76%. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer

     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership

         4677

interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,889.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,141.25 year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

         4678

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. Further, while the original projected time frame in the original offering document for your partnership units stated that the property may be sold in approximately three to seven years from the date of acquisition, such property was not so sold. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 1.01%, resulting in a

         4679


final capitalization rate of 9.34%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   682,000
Capitalization rate.........................................         9.34%
                                                              -----------
Gross valuation of partnership properties...................    7,300,000
Plus: Cash and cash equivalents.............................      102,420
Plus: Other partnership assets, net of security deposits....      246,092
Less: Mortgage debt, including accrued interest.............   (3,972,381)
Less: Accounts payable and accrued expenses.................      (33,101)
Less: Other liabilities.....................................      (49,636)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,593,394
Less: Disposition fees......................................            0
Less: Disposition fees -- Shearson..........................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................   (1,612,285)
Less: Closing costs.........................................     (182,500)
                                                              -----------
Estimates net valuation of your partnership.................    1,798,609
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................    1,798,609
          Total number of units.............................         37.0
                                                              -----------
Estimated valuation per unit................................       48,611
                                                              ===========
Cash consideration per unit.................................       48,611
                                                              ===========


---------------


(1) See "Valuation of Units" for a determination of the estimated gross valuation for the property and a more detailed explanation of the calculation of the offer price.



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $48,611 by the $25 liquidation preference of each Preferred OP Unit to get 1,944.50 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $48,611 by a price of $38.69 to get 1,256.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


     [RIDER CAP. RATE S-9C MISSING]

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general

         4680

partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.

     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                                PER UNIT
                                                               -----------
Cash offer consideration....................................   $    48,611
Partnership Preferred Units.................................   $    48,611
Partnership Common Units....................................   $    48,611
Alternatives:
                                                                       Not
  Prices on secondary market................................     available
  Estimated liquidation proceeds............................   $    48,611
  Estimated going concern value.............................   $    42,921
  Alternative going concern value(1)........................        39,088
  Net book value (deficit)..................................   $   (56,885)


---------------


(1) Assumes sale of the properties when balloon payments are due instead of refinancing the mortgages.



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO

         4681

Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Sturbrook Investors, Ltd. is a California limited partnership which was formed on October 15, 1981 for the purpose of owning and operating a single apartment property located in Richmond, Virginia, known as "Sunrise V." Sunrise V consists of 229 units and was built in 1972. Your partnership has no employees. As of September 30, 1998, there were 37 units of limited partnership interest issued and outstanding, which were held of record by 36 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $2,624,800 of limited partnership units in 1982. Between January 1, 1993 and December 31, 1998 your partnership paid no cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2031, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $3,256,304, payable to Marine Midland Bank and Bank of America, which bears interest at the rate of 7.6%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $139,037, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,944.50 of our Class Two Partnership Preferred Units;



     - 1,256.50 of our Partnership Common Units; or



     - $48,611 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

         4682

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 37 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,944.50 Preferred OP Units, 1,256.50 Common OP Units, or $48,611 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

         4683

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.

         4684

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $48,611 in cash, 1,944.50 Preferred OP Units or 1,256.50 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $48,611.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.

         4685


     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $13,045 for the fiscal year ended December 31, 1998. The property manager received management fees of $78,953 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $376,531 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         4686

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         4687

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         4688

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         4689


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         4690


           SUMMARY FINANCIAL INFORMATION OF STURBROOK INVESTORS, LTD.



     The summary financial information of Sturbrook Investors, Ltd. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Sturbrook Investors, Ltd. for the years ended December 31, 1997 and 1996, is based on unaudited financial statements. The amounts for 1995, 1994 and 1993 is based on unaudited financial information which is not included in the Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                                                                   STURBROOK INVESTORS, LTD.
                                 ----------------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                   ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                 ------------------------   -------------------------------------------------------------------
                                    1998         1997          1997          1996          1995          1994          1993
                                 ----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
Operating Data:
        Total Revenues.........  $    1,176   $     1,064   $     1,480   $     1,382   $     1,371   $     1,293   $     1,229
  Net Income (loss)............  $      231   $        (9)  $        65   $       (26)  $        94   $        50   $       (96)
  Net Income (Loss) per limited
    partnership unit...........  $ 6,189.19   $   (243.24)  $  1,729.73   $   (702.70)  $  2,513.51   $  1,351.35   $ (2,567.57)
  Distributions per limited
    partnership unit...........          --            --            --            --            --            --            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)...................          --            --            --            --            --            --            --



                                      SEPTEMBER 30,                                    DECEMBER 31,
                                 ------------------------   -------------------------------------------------------------------
                                    1998         1997          1997          1996          1995          1994          1993
                                 ----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
Balance Sheet Data:
  Cash and Cash Equivalents....  $      247   $        17   $        97   $       174   $       209   $       182   $       113
  Real Estate, Net of
    Accumulated Depreciation...  $    3,137   $     3,196   $     3,181   $     3,063   $     3,121   $     3,116   $     3,159
        Total Assets...........  $    3,776   $     3,619   $     3,604   $     3,609   $     3,719   $     3,678   $     3,699
  Notes Payable................  $    3,882   $     3,976   $     3,959   $     4,045   $     4,123   $     4,206   $     4,270
    General Partners' Capital/
      (Deficit)................  $      (32)  $       (35)  $       (34)  $       (35)  $       (35)  $       (36)  $       (37)
    Limited Partners' Capital/
      (Deficit)................  $     (188)  $      (490)  $      (417)  $      (481)  $      (455)  $      (549)  $      (597)
    Partners' Deficit..........  $     (220)  $      (525)  $      (451)  $      (516)  $      (490)  $      (585)  $      (634)
        Total Distributions....  $       --   $        --   $        --   $        --   $        --   $        --   $        --
    Book value per limited
      partnership unit.........  $(5,081.08)  $(13,243.24)  $(11,270.27)  $(13,000.00)  $(12,297.30)  $(14,833.92)  $(16,137.86)
    Net increase (decrease) in
      cash and cash
      equivalents..............  $      150   $      (157)  $       (77)  $       (35)  $        27   $        69   $        12
    Net cash provided by
      operating activities.....  $      423   $       241   $       348   $       224   $       306   $       262   $       116
    Ratio of earnings to fixed
      charges..................        1.89/1        0.97/1        1.18/1        0.93/1        1.26/1        1.13/1        0.75/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO        STURBROOK
                                                               OPERATING      INVESTORS,
                                                              PARTNERSHIP        LTD.
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $3,141.25          $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $ 3889.00          $0

         4691

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         4692

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We value your property to be worth $7,300,000, less approximately $1,612,285 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         4693


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         4694


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



     LACK OF AVAILABILITY OF AUDITED FINANCIAL STATEMENTS. The unaudited financial statements of Sturbrook Investors, Ltd. have been prepared from the books and records of the Partnership in accordance with generally accepted accounting principles. An audit of the Partnership's financial statements could not be completed because the General Partner does not have sufficient audit evidence to support the historical capitalized costs of the Partnership's properties, including the initial construction, which occurred in 1977. Nevertheless, the General Partner believes that such financial statements appropriately reflect the financial condition and results of operations of the Partnership for the periods presented in accordance with generally accepted accounting principles.


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2031 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.

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     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

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     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. Your partnership's private placement memorandum, dated January 1, 1982, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's property would generally be sold within three to seven years of their acquisition, provided market conditions permit. The private placement memorandum also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2031. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing

         4697


economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $3,256,304 and $139,037 of balloon payments due on its mortgage debts in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.00% interest, consisting of a 0% limited partnership interest and a 1.00% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in

         4698

June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.

         4699

  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from a $9,000 loss for the nine months ended September 30, 1997, to net income of $231,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require balloon payments totaling $3,395,341. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you

         4700

would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.


  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.

         4701

     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,889.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,141.25 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the

         4702

       Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. Further, while the original projected time frame in the original offering document for your partnership units stated that the properties may be sold in approximately three to seven years from the date of acquisition, such properties were not so sold. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

         4703

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the/each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for Excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 1.01%, resulting in a final capitalization rate of 9.74%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
                                                                                    ----------
Estimated Total Gross Property Value            $681,930              9.34%         $7,300,000


---------------


     (1) The total net operating income is equal to total revenues of $1,487,913, less total expenses of $737,283 and recurring replacement costs of $68,700.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $1,798,609. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

         4704

     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $   682,000
Capitalization rate.........................................         9.34%
                                                              -----------
Gross valuation of partnership properties...................    7,300,000
Plus: Cash and cash equivalents.............................      102,420
Plus: Other partnership assets, net of security deposits....      246,092
Less: Mortgage debt, including accrued interest.............   (3,972,381)
Less: Accounts payable and accrued expenses.................      (33,101)
Less: Other liabilities.....................................      (49,636)
                                                              -----------
Partnership valuation before taxes and certain costs........    3,593,394
Less: Disposition fees......................................            0
Less: Disposition fees -- Shearson..........................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................   (1,612,285)
Less: Closing costs.........................................     (182,500)
                                                              -----------
Estimates net valuation of your partnership.................    1,798,609
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................    1,798,609
          Total number of units.............................         37.0
                                                              -----------
Estimated valuation per unit................................       48,611
                                                              ===========
Cash consideration per unit.................................       48,611
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $48,611 by the $25 liquidation preference of each Preferred OP Unit to get 1,944.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $48,611 by a price of $38.69 to get 1,256.50 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $1,798,609 or .32% is the net valuation of your partnership.

         4705


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from a $9,000 loss for the nine months ended September 30, 1997 to a net income of $231,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         4706


        11. The estimated unit value of $48,611, based on a total estimated value of your partnership's property of $7,300,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $3,889.00 per year on the number of Preferred OP Units, or distributions of $3,141.25 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. There were no distributions with respect to your units for the fiscal year ended December 31, 1998. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         4707

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         4708


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 30, 2031 unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $ 48,611
Partnership preferred units.................................  $ 48,611(1)
Partnership common units....................................  $ 48,611(1)
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $ 48,611
  Estimated going concern value.............................  $ 42,921
  Net book value (deficit)..................................  $(56,885)
  Alternative going concern value...........................  $ 39,088(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



     Adjuster's International, Inc. ("AI") is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property, determining the physical condition of the property and what repairs are needed and then estimating the cost of such repairs based upon its experience in making such estimates. AI was retained by us because of its experience in evaluating needed repairs of real property and paid $2,500 by us for its reports. Such payments were not contingent upon completion of the offer. AI has no material relationship with us or our affiliates except for such reports and AI has conducted, is currently conducting and may in the future conduct similar analyses of other property held by us and our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of the reports, which are not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant

         4709

information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 16.5%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $42,921 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in November 2002. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $39,088 is based on selling the property when the balloon payment is

         4710


due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $56,885.35 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $47,579 per unit, going concern value of $52,348 per unit and liquidation value of $42,721 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $1,032, $(3,737) and $(5,890). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."

         4711

                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general

         4712


market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              SUNRISE V
                                                              APARTMENTS
                                                              ----------
Total Revenues..............................................  $1,556,021
Operating Expenses..........................................    (718,977)
Replacement Reserves -- Net.................................    (263,215)
Debt Service................................................    (436,544)
Capital Expenditures........................................     (28,626)
                                                              ----------
          Net Cash Flow.....................................  $  108,659
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property

         4713

management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.


     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at capitalization rate of 9.34%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $1,612,285. Stanger observed that your partnership liquidation value of $1,798,609 was divided by the total units outstanding of 37 to provide the liquidation value per unit of $48,611.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $682,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $20,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 9.84%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 16.5%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 11.5%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 37 to achieve management's estimate of going concern value of $44,992 per unit.

         4714


     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $48,611 per unit is equal to management's estimate of liquidation value, and reflects a 8% premium to management's estimate of going concern value of $44,992. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of the transactions, preferred stock of AIMCO with a dividend equal to the distributions on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.5% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 11% Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 18% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 20% discount rate was based upon the property's estimated level internal rate of return of the portfolio derived from the discounted cash flow analysis, (13% as described above), plus

         4715


a premium reflecting the additional risk associated with mortgage debt equal to approximately 55% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $47,579, $52,348, and $42,721 representing premiums (discounts) to the offer price of 2.1%, 7.6% and 12.1%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders;

         4716

(e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.


                                YOUR PARTNERSHIP


GENERAL



     Sturbrook Investors, Ltd, is a California limited partnership which completed a private offering in 1982. Insignia acquired the general partner of your partnership in 1992. AIMCO acquired Insignia in October 1998. There are currently a total of 36 limited partners of your partnership and a total of 37 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on October 15, 1981 for the purpose of owning an apartment property located in Richmond, Virginia, known as "Sunrise V." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1977 and consists of 229 apartment units. Your partnership's property had an average occupancy rate of approximately 96.80% in 1998, 95.63% in 1997 and 95.63% in 1996.

         4717


     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Your partnership has received a report from Adjuster's International, Inc. ("AI") that your partnership's property needs deferred maintenance of $1,612,625 primarily for window replacement, vinyl siding, heating, ventilation and air conditioning systems and pool repair. AI is a loss consulting and public adjusting firm, which does replacement/repair costs and work-in-process analyses. Its staff consists of consultants, senior public adjusters and certified professional public adjusters. AI performed its analysis of the physical condition of the property in the ordinary course of its business by inspecting the property and then estimating needed repairs for each part of the building inspected. AI was retained by and paid $2,500 by us for its report and has conducted and may in the future conduct similar analyses of other properties held by our affiliates in the ordinary course of business. No limitations were imposed on AI by the general partner or us. A copy of report, which is not dated, by AI may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations for 1999 total $1,612,285 and are intended to be paid for out of cash flow or borrowings.



Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $509    $476    $473    $445    $431



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $73,536 of $6,808,900 of assessed valuation with a current yearly tax rate of 1.08%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 1.10% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is not limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2031 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is not limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.

         4718


     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 97% and $536, respectively, at December 31, 1998, compared to 96% and $509, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this occupancy to remain strong in the near future due to promising employment growth in the area. In addition, the general partner noted that it expects to spend approximately $1,612,285 for capital improvements at the property in 1999 to enhance the property's pool, tennis courts, cabinets, and countertops. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



     The mortgage notes payable are non-recourse and require prepayment penalties if repaid prior to maturity and prohibit resale of the property subject to the existing indebtedness. The mortgage notes payable are secured by pledge of the apartment property and by pledge of revenues from the apartment property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $3,256,304, payable to Marine Midland Bank and Bank of America, which bears interest at a rate of 7.6%. The mortgage debt is due in November 2002. Your partnership also has a second mortgage note outstanding of $139,037, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.

         4719


COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,624,800 of limited partnership units in 1982 for $70,941 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     According to the private placement memorandum dated January 1, 1982, by which units in your partnership were originally offered, the general partner of your partnership (which at the time was not affiliated with AIMCO) indicated that prior partnerships sponsored by affiliates of the general partner had, on average, begun selling their properties during the third year after the investments were made and had sold all of their properties after seven years of ownership. The private placement memorandum further stated, however, that the general partner was unable to predict how long the partnership would remain invested in the property and that the partnership acquired such property for investment rather than resale. In any event, according to the private placement memorandum, the general partner anticipated that a disposition of the property would depend on, among other things, the current real estate and money markets, economic climate and income tax consequences to the limited partners. We do not know why your partnership did not sell all of its properties within such holding period.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2031, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable to your partnership or the limited partners for any loss or damage resulting from any act or omission performed or omitted in good faith, pursuant to the authority granted to them to promote the interests of your partnership. Moreover, the general partners will not liable to your partnership or limited partners because any taxing authorities disallow or adjust any deduction or credits in your partnership income tax returns. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     If such a claim for indemnification (other than for expenses incurred in a successful defense) is asserted against your partnership, your partnership will, unless in the opinion of its counsel the matter has been settled

         4720


by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy and will be governed by the final adjudication of such issue.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.


DISTRIBUTIONS AND TRANSFERS OF UNITS

  Distributions


     From 1993 through 1998 your partnership has paid no distributions. The original cost per unit was $70,941.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no units in sale transactions (excluding transactions believed to be between related parties, family members or the same beneficial owner).



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.0% interest in your partnership, including 0 units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $ 5,196
1995........................................................      8,163
1996........................................................      8,726
1997........................................................      5,196
1998........................................................     13,046

         4721


     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
                                                                  Not
1994........................................................  available
1995........................................................  $67,600
1996........................................................   68,988
1997........................................................   73,266
1998........................................................   78,953



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         4722


                         SELECTED FINANCIAL INFORMATION


                          OF STURBROOK INVESTOR, LTD.



SELECTED FINANCIAL INFORMATION



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Woodmere Associates, L.P. taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from unaudited financial information which are not included in this Prospectus Supplement. See 'Index to Financial Statements.'



                                                                   STURBROOK INVESTORS, LTD.
                                        --------------------------------------------------------------------------------
                                           SEPTEMBER 30,                             DECEMBER 31,
                                        --------------------   ---------------------------------------------------------
                                          1998        1997       1997        1996       1995        1994         1993
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
                                                                (IN THOUSANDS, EXCEPT UNIT DATA)
Cash and Cash Equivalents.............  $     247   $     17   $      97   $    174   $     209   $     182   $      113
Land & Building.......................      6,173      5,994       6,038      5,682       5,529       5,334        5,205
Accumulated Depreciation..............     (3,036)    (2,798)     (2,857)    (2,619)     (2,408)     (2,218)      (2,046)
Other Assets..........................        392        406         326        372         389         380          427
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
        Total Assets..................  $   3,776   $  3,619   $   3,604   $  3,609   $   3,719   $   3,678   $    3,699
                                        =========   ========   =========   ========   =========   =========   ==========
Notes Payable.........................  $   3,882   $  3,976   $   3,959   $  4,045   $   4,123   $   4,206   $    4,270
Other Liabilities.....................        114        168          96         80          86          56           63
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
        Total Liabilities.............  $   3,996   $  4,144   $   4,055   $  4,125   $   4,209   $   4,262   $    4,333
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
        Partners' Deficit.............  $    (220)  $   (525)  $    (451)  $   (516)  $    (490)  $    (585)  $     (634)
                                        =========   ========   =========   ========   =========   =========   ==========



                                                                   STURBROOK INVESTORS, LTD.
                                        --------------------------------------------------------------------------------
                                        FOR THE NINE MONTHS
                                               ENDED                              FOR THE YEAR ENDED
                                           SEPTEMBER 30,                             DECEMBER 31,
                                        --------------------   ---------------------------------------------------------
                                          1998        1997       1997        1996       1995        1994         1993
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
Rental Revenue........................  $   1,109   $  1,002   $   1,399   $  1,309   $   1,300   $   1,222   $    1,186
Other Income..........................         67         62          81         73          71          71           43
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
        Total Revenue.................  $   1,176   $  1,064   $   1,480   $  1,382   $   1,371   $   1,293   $    1,229
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
Operating Expenses....................  $     425   $    556   $     721   $    741   $     642   $     618   $      710
General & Administrative..............         25         15          17         13          15          15           15
Depreciation..........................        179        179         238        211         191         172          157
Interest Expense......................        260        267         364        374         367         373          381
Property Taxes........................         56         56          75         69          62          65           62
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
        Total Expenses................  $     945   $  1,073   $   1,415   $  1,408   $   1,277   $   1,243   $    1,325
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
Net Income (Loss) before extraordinary
  items...............................  $     231   $     (9)  $      65   $    (26)  $      94   $      50   $      (96)
Extraordinary Items...................         --         --          --         --          --          --           --
                                        ---------   --------   ---------   --------   ---------   ---------   ----------
Net Income (Loss).....................  $     231   $     (9)  $      65   $    (26)  $      94   $      50   $      (96)
                                        =========   ========   =========   ========   =========   =========   ==========
Net Income (Loss) per limited
  partnership unit....................  $6,189.19   $(243.24)  $1,729.73   $(702.70)  $2,513.51   $1,351.35   $(2,567.57)
                                        =========   ========   =========   ========   =========   =========   ==========
Distributions per limited partnership
  unit................................  $      --   $     --   $      --   $     --   $      --   $      --   $       --
                                        =========   ========   =========   ========   =========   =========   ==========

         4723


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



  NET INCOME



     Your Partnership recognized net income of $231,000 for the nine months ended September 30, 1998, compared to a net loss of $9,000 for the nine months ended September 30, 1997. The increase in net income of $240,000 was primarily the result of an increase in rental revenue and a decrease in operating expenses.



  REVENUES



     Rental and other property revenues from the Partnership Property totaled $1,176,000 for the nine months ended September 30, 1998, compared to $1,064,000 for the nine months ended September 30, 1997. The increase of $112,000, or 10.53%, was primarily due to an increase in rental rates of approximately 4%, combined with a 5% increase in occupancy.



  EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $425,000 for the nine months ended September 30, 1998, compared to $556,000 for the nine months ended September 30, 1997, a decrease of $131,000 or 23.56%. The decrease was primarily the result of lower costs for advertising, resident relations, and exterior property repairs and maintenance. Partnership Property management expenses totaled $59,000 for the nine months ended September 30, 1998, compared to $53,000 for the nine months ended September 30, 1997, an increase of $6,000, or 11.32%. The increase resulted from an increase in rental revenue, as the management fees are a percentage of total revenue.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $25,000 for the nine months ended September 30, 1998 compared to $15,000 for the nine months ended September 30, 1997, an increase of $10,000. The increase is due to an increase in partnership administrative costs and asset management fees.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $260,000 for the nine months ended September 30, 1998, compared to $267,000 for the nine months ended September 30, 1997, a decrease of $7,000. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



  NET INCOME



     Your Partnership recognized net income of $65,000 for the year ended December 31, 1997, compared to a net loss of $26,000 for the year ended December 31, 1996. The increase in net income of $91,000 was primarily the result of an increase in rental revenue, combined with a slight increase in expenses.

         4724


  REVENUES



     Rental and other property revenues from the partnership's property totaled $1,480,000 for the year ended December 31, 1997, compared to $1,382,000 for the year ended December 31, 1996. The increase of $98,000, or 7%, was primarily due to a 7% increase in average rental, while occupancy remained stable at 93%. There was also an increase in other revenue due to increases in lease cancellation fees.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $721,000 for the year ended December 31, 1997, compared to $741,000 for the year ended December 31, 1996, a decrease of $20,000 or 2.7%. This decrease is due primarily to lower maintenance expenses. Management expenses totaled $73,000 for the year ended December 31, 1997, compared to $69,000 for the year ended December 31, 1996, an increase of $4,000. This increase is due to increased rental revenue, as management fees are a function based on a percentage of revenue.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $17,000 for the year ended December 31, 1997 compared to $13,000 for the year ended December 31, 1996, an increase of $4,000. The increase is primarily due to an increase in partnership administrative expenses and asset management fees.



  DEPRECIATION EXPENSE



     Depreciation expense increased $27,000 to $238,000, due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $364,000 for the year ended December 31, 1997, compared to $374,000 for the year ended December 31, 1996, a decrease of $10,000. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



  NET INCOME



     Your Partnership incurred a net loss of $26,000 for the year ended December 31, 1996, compared to net income of $94,000 for the year ended December 31, 1995. The increase in net loss of $120,000 was primarily the result of an increase in operating and other expenses, while revenues remained stable.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $1,382,000 for the year ended December 31, 1996, compared to $1,371,000 for the year ended December 31, 1995. The increase of $11,000, or 0.8%, was primarily due to a 2% increase in average rental rates, off-set by a 1% decrease in occupancy, while other income remained stable.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $741,000 for the year ended December 31, 1996, compared to $642,000 for the year ended December 31, 1995, an increase of $99,000 or 15.4%. This increase is due primarily to higher maintenance and advertising expenses,

         4725


combined with an increase in utilities. Management expenses totaled $69,000 for the year ended December 31, 1996, compared to $68,000 for the year ended December 31, 1995, an increase of $1,000.



  DEPRECIATION EXPENSE



     Depreciation expense increased $20,000 to $211,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1996.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $374,000 for the year ended December 31, 1997, compared to $367,000 for the year ended December 31, 1996, an increase of $7,000. The increase is due to additional amortization of the loan costs associated with the mortgage indebtedness.



  LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $247,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $137,000, was $4,019,000. The mortgages require monthly payments of approximately $36,000 until November, 2002, at which time a balloon payment of approximately $3,539,000 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.6%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         4726

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 35 units of your partnership (up to 9.25 units) for consideration per unit of (i) 1,944.50 Preferred OP Units, (ii) 1,256.50 Common OP Units, or (iii) $48,611 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         4727

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         4728

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         4729

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         4730

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         4731

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         4732


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         4733


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         4734

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         4735


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         4736


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         4737


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         4738

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         4739

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         4740


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         4741

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         4742


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         4743

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under California law.                   as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash from Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2031.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
directly or indirectly, develop, own, hold,       Partnership is to conduct any business that
maintain, operate for the production of           may be lawfully conducted by a limited
income and dispose of property situated in        partnership organized pursuant to the
the United States. Subject to restrictions        Delaware Revised Uniform Limited Part-
contained in your partnership's agreement of      nership Act (as amended from time to time,
limited partnership, your partnership may         or any successor to such statute) (the
perform all act necessary or appropriate in       "Delaware Limited Partnership Act"),
connection therewith and reasonably related       provided that such business is to be
thereto, including borrowing money, creating      conducted in a manner that permits AIMCO to
liens and investing funds in financial            be qualified as a REIT, unless AIMCO ceases
instruments.                                      to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         4744
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The corporate general partner of your             The general partner is authorized to issue
partnership is authorized to issue                additional partnership interests in the
additional limited partnership interests in       AIMCO Operating Partnership for any
your partnership and may admit additional         partnership purpose from time to time to the
limited partners by selling 3 A units and         limited partners and to other persons, and
not less than 26 nor more than 34 B units         to admit such other persons as additional
for cash and notes to selected persons who        limited partners, on terms and conditions
fulfill the requirements set forth in your        and for such capital contributions as may be
partnership's agreement of limited                established by the general partner in its
partnership. The capital contribution need        sole discretion. The net capital
not be equal for all limited partners and no      contribution need not be equal for all OP
action or consent is required in connection       Unitholders. No action or consent by the OP
with the admission of any additional limited      Unitholders is required in connection with
partners.                                         the admission of any additional OP
The general partner is also authorized to         Unitholder. See "Description of OP
issue additional units for sale from time to      Units -- Management by the AIMCO GP" in the
time, the number, price and terms of which        accompanying Prospectus. Subject to Delaware
will be determined at the sole discretion of      law, any additional partnership interests
the general partner. If such additional           may be issued in one or more classes, or one
units are sold on terms other than those at       or more series of any of such classes, with
which the original units were offered or          such designations, preferences and relative,
more than 24 months have passed since the         participating, optional or other special
last amendment adding limited partners,           rights, powers and duties as shall be
those limited partners who purchased the          determined by the general partner, in its
original units will possess preemptive            sole and absolute discretion without the
rights in connection with the sale of             approval of any OP Unitholder, and set forth
additional units.                                 in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
contract with affiliated persons for the          contribute funds or other assets to its
management or supervision of any or all of        subsidiaries or other persons in which it
the assets of your partnership                    has an equity investment,

         4745
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

or for the performance of any other services      and such persons may borrow funds from the
which the general partner deemed necessary        AIMCO Operating Partnership, on terms and
or advisable for the operation of your            conditions established in the sole and
partnership. Any and all compensation paid        absolute discretion of the general partner.
to such affiliated persons in connection          To the extent consistent with the business
with services performed for your partnership      purpose of the AIMCO Operating Partnership
must be reasonable and fair to your               and the permitted activities of the general
partnership and the partners. Such contracts      partner, the AIMCO Operating Partnership may
between your partnership and the general          transfer assets to joint ventures, limited
partner or any affiliates must provide that       liability companies, partnerships,
it may be cancelled at any time by your           corporations, business trusts or other
partnership without penalty upon 60 days          business entities in which it is or thereby
prior written notice. In addition, the            becomes a participant upon such terms and
general partner and its affiliates may lend       subject to such conditions consistent with
money to your partnership which will be           the AIMCO Operating Partnership Agreement
repaid in accordance with the terms of the        and applicable law as the general partner,
advances out of the gross receipts of your        in its sole and absolute discretion,
partnership with interest at the then             believes to be advisable. Except as
prevailing commercial rate or at the highest      expressly permitted by the AIMCO Operating
rate permitted by the applicable usury law,       Partnership Agreement, neither the general
whichever is less. Your partnership may lend      partner nor any of its affiliates may sell,
working capital reserves which are not            transfer or convey any property to the AIMCO
needed to meet partnership expenses or make       Operating Partnership, directly or
distributions as determined in the sole           indirectly, except pursuant to transactions
discretion of the general partner to the          that are determined by the general partner
general partner or its affiliates. Such           in good faith to be fair and reasonable.
loans are payable on demand and bear
interest at the rate of interest charged by
Wells Fargo Bank to its prime commercial
customers for unsecured loans, are otherwise
commercially reasonable and in the
aggregate, do not exceed the amount of
excess working capital reserves of your
partnership.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money on the credit of       contains no restrictions on borrowings, and
and enter into obligations, recourse and          the general partner has full power and
nonrecourse, on behalf of your partnership        authority to borrow money on behalf of the
and to give as security therefor any              AIMCO Operating Partnership. The AIMCO
partnership's property.                           Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their designated representative to inspect        purpose of such demand and at such OP
and, at their sole cost and expense, copy         Unitholder's own expense, to obtain a
the contents of the books and records of          current list of the name and last known
your partnership at the principal place of        business, residence or mailing address of
business of your partnership during normal        the general partner and each other OP
business hours.                                   Unitholder.



                               Management Control


The general partner of your partnership           All management powers over the business and
exclusively manages and controls your             affairs of the AIMCO Operating Partnership
partnership and all aspects of its business.      are vested in AIMCO-GP, Inc., which is the
The general partner has all the                   general partner. No

         4746
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

rights and powers which may be possessed by       OP Unitholder has any right to participate
a general partner under California law.           in or exercise control or management power
Subject to the limitations contained in your      over the business and affairs of the AIMCO
partnership's agreement of limited                Operating Partnership. The OP Unitholders
partnership, the general partner has the          have the right to vote on certain matters
power to perform acts, upon such terms and        described under "Comparison of Your Units
conditions as the general partner deems           and AIMCO OP Units -- Voting Rights" below.
appropriate and in furtherance of your            The general partner may not be removed by
partnership's business. The limited partners      the OP Unitholders with or without cause.
have no right to participate in the
management or control of your partnership,        In addition to the powers granted a general
to act on behalf of your partnership, to          partner of a limited partnership under
bind your partnership, or, except as              applicable law or that are granted to the
specifically authorized in your                   general partner under any other provision of
partnership's agreement of limited                the AIMCO Operating Partnership Agreement,
partnership, to vote upon any matter              the general partner, subject to the other
involving your partnership.                       provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, your partnership, to         forth in the AIMCO Operating Partnership
the extent of its assets, will indemnify and      Agreement, the general partner is not liable
hold harmless the general partner of your         to the AIMCO Operating Partnership for
partnership and its affiliates from any ex-       losses sustained, liabilities incurred or
pense, liability or loss resulting from any       benefits not derived as a result of errors
act or omission by the general partner            in judgment or mistakes of fact or law of
within the scope of the authority conferred       any act or omission if the general partner
by your partnership's agreement of limited        acted in good faith. The AIMCO Operating
partnership, except for acts or omissions         Partnership Agreement provides for
constituting fraud, bad faith, willful            indemnification of AIMCO, or any director or
misconduct or gross negligence, including         officer of AIMCO (in its capacity as the
all such liabilities under Federal and state      previous general partner of the AIMCO
securities laws as permitted by law.              Operating Partnership), the general partner,
Attorneys' fees may be paid as incurred. If       any officer or director of general partner
such a claim for indemnification (other than      or the AIMCO Operating Partnership and such
for expenses incurred in a successful             other persons as the general partner
defense) is

         4747
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

asserted against your partnership, your           may designate from and against all losses,
partnership will, unless in the opinion of        claims, damages, liabilities, joint or
its counsel the matter has been settled by        several, expenses (including legal fees),
controlling precedent, submit to a court of       fines, settlements and other amounts
appropriate jurisdiction the question of          incurred in connection with any actions
whether such indemnification by it is             relating to the operations of the AIMCO
against public policy and will be governed        Operating Partnership, as set forth in the
by the final adjudication of such issue.          AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner upon a vote of       the business and affairs of the AIMCO
the limited partners owning a majority of         Operating Partnership. The general partner
the outstanding units and elect a substi-         may not be removed as general partner of the
tute general partner if no general partner        AIMCO Operating Partnership by the OP
remains. Subject to limitations set forth in      Unitholders with or without cause. Under the
your partnership's agreement of limited           AIMCO Operating Partnership Agreement, the
partnership, a general partner may withdraw       general partner may, in its sole discretion,
from your partnership at any time. An             prevent a transferee of an OP Unit from
additional general partner may be admitted        becoming a substituted limited partner
with the consent of the general partners and      pursuant to the AIMCO Operating Partnership
the limited partners owning a majority of         Agreement. The general partner may exercise
the outstanding units. A limited partner may      this right of approval to deter, delay or
not transfer its interests without the            hamper attempts by persons to acquire a
written consent of the general partner which      controlling interest in the AIMCO Operating
may be withheld at the sole discretion of         Partnership. Additionally, the AIMCO
the corporate general partner.                    Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to add representations, duties or         Agreement, whereby the general partner may,
obligations of the general partner or             without the consent of the OP Unitholders,
surrender a right or power granted to the         amend the AIMCO Operating Partnership
general partner, effect a ministerial change      Agreement, amendments to the AIMCO Operating
which does not materially affect the rights       Partnership Agreement re-
of the limited

         4748
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partners and as required by law. All other        quire the consent of the holders of a
amendments must be approved by the limited        majority of the outstanding Common OP Units,
partners owning more than 50% of the units        excluding AIMCO and certain other limited
and the general partner. Amendments of            exclusions (a "Majority in Interest").
provisions that require the consent of a          Amendments to the AIMCO Operating
greater percentage than a majority may be         Partnership Agreement may be proposed by the
amended only the percentage required in such      general partner or by holders of a Majority
provisions. In addition, any amendment that       in Interest. Following such proposal, the
adversely affects a partner or partners must      general partner will submit any proposed
be approved by the affected parties.              amendment to the OP Unitholders. The general
                                                  partner will seek the written consent of the
                                                  OP Unitholders on the proposed amendment or
                                                  will call a meeting to vote thereon. See
                                                  "Description of OP Units -- Amendment of the
                                                  AIMCO Operating Partnership Agreement" in
                                                  the accompanying Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner but may receive fees for additional       Operating Partnership. In addition, the
services. Moreover, the general partner or        AIMCO Operating Partnership is responsible
certain affiliates may be entitled to             for all expenses incurred relating to the
compensation for additional services              AIMCO Operating Partnership's ownership of
rendered.                                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, no limited partner is        gross negligence, no OP Unitholder has
personally liable for claims against or           personal liability for the AIMCO Operating
debts of your partnership, except as              Partnership's debts and obligations, and
provided under California law.                    liability of the OP Unitholders for the
                                                  AIMCO Operating Partnership's debts and
                                                  obligations is generally limited to the
                                                  amount of their investment in the AIMCO
                                                  Operating Partnership. However, the
                                                  limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the

         4749
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  AIMCO Operating Partnership's business, then
                                                  a holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


The general partner has the responsibility        Unless otherwise provided for in the
for the safekeeping and use of all funds and      relevant partnership agreement, Delaware law
assets of your partnership and must not           generally requires a general partner of a
employ or permit others to employ such funds      Delaware limited partnership to adhere to
or assets in any manner except for the            fiduciary duty standards under which it owes
exclusive benefit of your partnership. Your       its limited partners the highest duties of
partnership's agreement of limited                good faith, fairness and loyalty and which
partnership provides that the general             generally prohibit such general partner from
partner and its affiliates with whom it           taking any action or engaging in any
contracts on behalf of your partnership must      transaction as to which it has a conflict of
devote such of their time to the business of      interest. The AIMCO Operating Partnership
your partnership as they may, in their sole       Agreement expressly authorizes the general
discretion, deem necessary to conduct said        partner to enter into, on behalf of the
business. The general partner and its             AIMCO Operating Partnership, a right of
affiliates may engage for their own account       first opportunity arrangement and other
and for the account of others in any              conflict avoidance agreements with various
business ventures, including the purchase of      affiliates of the AIMCO Operating
real estate properties, the development,          Partnership and the general partner, on such
operation, management or syndication of real      terms as the general partner, in its sole
estate properties, and your partnership will      and absolute discretion, believes are
have no right to participate therein.             advisable. The AIMCO Operating Partnership
However, the general partner must at all          Agreement expressly limits the liability of
times act in the best interests of your           the general partner by providing that the
partnership and in no event contrary to the       general partner, and its officers and
fiduciary relationship that it bears at all       directors will not be liable or accountable
times in relation to your partnership and to      in damages to the AIMCO Operating
each of the partners with regard to your          Partnership, the limited partners or as-
partnership's business.                           signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
In general, your partnership's agreement of       the general partner or such director or
limited partnership and the AIMCO Operating       officer acted in good faith. See
Partnership Agreement have limitations on         "Description of OP Units -- Fiduciary
the liability of the general partner but          Responsibilities" in the accompanying
such limitations differ and provide more          Prospectus.
protection for the general partner of the
AIMCO Operating Partnership.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO

         4750
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Operating Partnership generally can be
                                                  offset against income and loss from other
                                                  investments that constitute "passive
                                                  activities" (unless the AIMCO Operating
                                                  Partnership is considered a "publicity
                                                  traded partnership", in which case income
                                                  and loss from the AIMCO Operating
                                                  Partnership can only be offset against other
                                                  income and loss from the AIMCO Operating
                                                  Partnership). Income of the AIMCO Operating
                                                  Partnership, however, attributable to
                                                  dividends from the Management Subsidiaries
                                                  (as defined below) or interest paid by the
                                                  Management Subsidiaries does not qualify as
                                                  passive activity income and cannot be offset
                                                  against losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Oper-

         4751
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                    after the fifth anniversary of the  ating Partnership sells or refi-
                                    issue date of the Preferred OP      nances its assets, the net
                                    Units.                              proceeds therefrom generally will
                                                                        be retained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the limited          AIMCO Operating Partnership       OP Unitholders have voting
partners owning a majority        Agreement, the holders of         rights only with respect to
of the outstanding units may      the Preferred OP Units will       certain limited matters such
without the concurrence of        have the same voting rights       as certain amendments and
the general partner, vote to      as holders of the Common OP       termination of the AIMCO
amend your partnership's          Units. See "Description of        Operating Partnership
agreement of limited              OP Units" in the accompany-       Agreement and certain
partnership, subject to           ing Prospectus. So long as        transactions such as the
certain limitations;              any Preferred OP Units are        institution of bankruptcy
dissolve and terminate your       outstanding, in addition to       proceedings, an assignment
partnership; remove one or        any other vote or consent of      for the benefit of creditors
more general partners; elect      partners required by law or       and certain transfers by the
one or more general               by the AIMCO Operating            general partner of its
partners; and approve or          Partnership Agreement, the        interest in the AIMCO
disapprove the sale of all        affirmative vote or consent       Operating Partnership or the
or substantially all of the       of holders of at least 50%        admission of a successor
assets of your partnership.       of the outstanding Preferred      general partner.
The limited partners owning       OP Units will be necessary
a majority of the out-            for effecting any amendment       Under the AIMCO Operating
standing units must also          of any of the provisions of       Partnership Agreement, the
approve certain transactions      the Partnership Unit              general partner has the
which may adversely affect        Designation of the Preferred      power to effect the
your partnership.                 OP Units that materially and      acquisition, sale, transfer,
In general, you have greater      adversely affects the rights      exchange or other
voting rights in your             or preferences of the             disposition of any assets of
partnership than you will         holders of the Preferred OP       the AIMCO Operating
have as an OP Unitholder. OP      Units. The creation or            Partnership (including, but
Unitholders cannot remove         issuance of any class or          not limited to, the exercise
the general partner of the        series of partnership units,      or grant of any conversion,
AIMCO Operating Partnership.      including, without                option, privilege or
                                  limitation, any partner-          subscription right or any
                                  ship units that may have          other right available in
                                  rights senior or superior to      connection with any assets
                                  the Preferred OP Units,           at any time held by the
                                  shall not be deemed to            AIMCO Operating Partnership)
                                  materially adversely affect       or the merger,
                                  the rights or preferences of      consolidation,
                                  the holders of Preferred OP       reorganization or other
                                  Units. With respect to the        combination of the AIMCO
                                  exercise of the above             Operating Partnership with
                                  described voting rights,          or into another entity, all
                                  each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO

         4752
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    Operating Partnership by an
                                                                    "event of withdrawal," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Net Cash from       at the rate of $0.50 per          or such portion as the
Operations are to be              Preferred OP Unit; provided,      general partner may in its
distributed from time to          however, that at any time         sole and absolute discretion
time but no less often than       and from time to time on or       determine, of Available Cash
quarterly and not later than      after the fifth anniversary       (as defined in the AIMCO
ninety days after the end of      of the issue date of the          Operating Partnership
the fiscal quarter. The           Preferred OP Units, the           Agreement) generated by the
distributions payable to the      AIMCO Operating Partnership       AIMCO Operating Partnership
partners are not fixed in         may adjust the annual             during such quarter to the
amount and depend upon the        distribution rate on the          general partner, the special
operating results and net         Preferred OP Units to the         limited partner and the
sales or refinancing              lower of (i) 2.00% plus the       holders of Common OP Units
proceeds available from the       annual interest rate then         on the record date es-
disposition of your               applicable to U.S. Treasury       tablished by the general
partnership's assets.             notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in
                                  annual dividend rate on

         4753
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  the most recently issued          accordance with their
                                  AIMCO non-convertible             respective interests in the
                                  preferred stock which ranks       AIMCO Operating Partnership
                                  on a parity with its Class H      on such record date. Holders
                                  Cumulative Preferred Stock.       of any other Preferred OP
                                  Such distributions will be        Units issued in the future
                                  cumulative from the date of       may have priority over the
                                  original issue. Holders of        general partner, the special
                                  Preferred OP Units will not       limited partner and holders
                                  be entitled to receive any        of Common OP Units with
                                  distributions in excess of        respect to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         4754
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner by such         are not listed on any             Agreement restricts the
person if: (1) such trans-        securities exchange. The          transferability of the OP
fer is in compliance with         Preferred OP Units are            Units. Until the expiration
applicable Federal and state      subject to restrictions on        of one year from the date on
securities law, (2) a             transfer as set forth in the      which an OP Unitholder
written assignment has been       AIMCO Operating Partnership       acquired OP Units, subject
duly executed by the as-          Agreement.                        to certain exceptions, such
signor and assignee, (3) the                                        OP Unitholder may not
written approval of the           Pursuant to the AIMCO             transfer all or any por-
general partner which may be      Operating Partnership             tion of its OP Units to any
withheld in the sole and          Agreement, until the              transferee without the
absolute discretion of the        expiration of one year from       consent of the general
general partner has been          the date on which a holder        partner, which consent may
granted and (4) the assignor      of Preferred OP Units             be withheld in its sole and
or the assignee pays a            acquired Preferred OP Units,      absolute discretion. After
transfer fee.                     subject to certain                the expiration of one year,
There are no redemption           exceptions, such holder of        such OP Unitholder has the
rights associated with your       Preferred OP Units may not        right to transfer all or any
units.                            transfer all or any portion       portion of its OP Units to
                                  of its Preferred OP Units to      any person, subject to the
                                  any transferee without the        satisfaction of certain con-
                                  consent of the general            ditions specified in the
                                  partner, which consent may        AIMCO Operating Partnership
                                  be withheld in its sole and       Agreement, including the
                                  absolute discretion. After        general partner's right of
                                  the expiration of one year,       first refusal. See
                                  such holders of Preferred OP      "Description of OP Units --
                                  Units has the right to            Transfers and Withdrawals"
                                  transfer all or any portion       in the accompanying
                                  of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         4755
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         4756

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         4757

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         4758

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         4759

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         4760


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         4761


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



         PREFERRED OP UNITS                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         4762

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
                                                  apart for

         4763

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


When distributions are not paid in full upon      payment, except in limited circumstances, no
the Preferred OP Units or any Parity Units,       dividends may be declared or paid or set
all distributions declared upon the               apart for payment by AIMCO and no other
Preferred OP Units and any Parity Units will      distribution of cash or other property may
be declared ratably in proportion to the          be declared or made, directly or indirectly,
respective amounts of distributions               by AIMCO with respect to any shares of Class
accumulated, accrued and unpaid on the            I Junior Stock, nor shall any shares of
Preferred OP Units and such Parity Units.         Class I Junior Stock be redeemed, purchased
Unless full cumulative distributions on the       or otherwise acquired for any consideration,
Preferred OP Units have been declared and         nor shall any other cash or other property
paid, except in limited circumstances, no         be paid or distributed to or for the benefit
distributions may be declared or paid or set      of holders of shares of Class I Junior
apart for payment by the AIMCO Operating          Stock. See "Description of Class I Preferred
Partnership and no other distribution of          Stock -- Dividends."
cash or other property may be declared or
made, directly or indirectly, by the AIMCO
Operating Partnership with respect to any
Junior Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation

         4764

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


Preference of the Preferred OP Units              The trustee may sell the Class I Preferred
tendered for redemption, (ii) a number of         Stock held in the trust to AIMCO or a
shares of Class A Common Stock of AIMCO that      person, designated by the trustee, whose
is equal in value to the Liquidation              ownership of the Class I Preferred Stock
Preference of the Preferred OP Units              will not violate the Class I Preferred
tendered for redemption, or (iii) for             Ownership Limit. Upon such sale, the
Preferred OP Units redeemed after a two-year      interest of the charitable beneficiaries in
holding period, a number of shares of Class       the shares sold will terminate and the
I Preferred Stock of AIMCO that pay an            trustee will distribute to the prohibited
aggregate amount of dividends equivalent to       transferee, the lesser of (i) the price paid
the distributions on the Preferred OP Units       by the prohibited transferee for the shares
tendered for redemption; provided that such       or if the prohibited transferee did not give
shares are part of a class or series of           value for the shares in connection with the
preferred stock that is then listed on the        event causing the shares to be held in the
NYSE or another national securities               trust, the market price of such shares on
exchange. The Preferred OP Units may not be       the day of the event causing the shares to
redeemed at the option of the AIMCO               be held in the trust and (ii) the price per
Operating Partnership. See "Description of        share received by the trustee from the sale
Preferred OP Units -- Redemption."                or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         4765

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $8,726 in 1996, $5,196 in 1997 and $13,046 in 1998. The property manager received management fees of $68,988 in 1996, $73,266 in 1997 and $78,953 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         4766

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $376,531 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate or ,at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         4767

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.

         4768


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (Unaudited)...............................................  F-2
Condensed Statement of Operations for the nine months ended
  September 30, 1998 and 1997
  (Unaudited)...............................................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-4
Notes to Financial Statements (Unaudited)...................  F-5
Balance Sheet as of December 31, 1997 (Unaudited)...........  F-6
Statement of Income for the year ended December 31, 1997
  (Unaudited)...............................................  F-7
Statement of Changes in Partners' Deficit (Unaudited).......  F-8
Statement of Cash Flows (Unaudited).........................  F-9
Notes to Financial Statements (Unaudited)...................  F-10
Balance Sheet as of December 31, 1996 (Unaudited)...........  F-15
Statement of Operations for the year ended December 31, 1996
  (Unaudited)...............................................  F-16
Statement of Changes in Partners' Deficit (Unaudited).......  F-17
Statement of Cash Flows (Unaudited).........................  F-18
Notes to Financial Statements (Unaudited)...................  F-19

         4769


                           STURBROOK INVESTORS, LTD.



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                    ASSETS
Cash and cash equivalents...................................             $  247
Receivables and deposits....................................                 88
Restricted escrows..........................................                233
Other assets................................................                 71
Investment property
  Land......................................................  $   535
  Building and related personal property....................    5,638
                                                              -------
                                                                6,173
                                                              -------
  Less: Accumulated depreciation............................   (3,036)    3,137
                                                              -------    ------
          Total assets......................................             $3,776
                                                                         ======
                       LIABILITIES AND PARTNERS' DEFICIT
Accounts payable............................................             $   18
Other accrued liabilities...................................                 47
Tenant security deposits....................................                 49
Notes payable...............................................              3,882
          Partners' deficit.................................               (220)
                                                                         ------
          Total liabilities and partners' deficit...........             $3,776
                                                                         ======



                             See accompanying note

         4770


                           STURBROOK INVESTORS, LTD.



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED


                                 (IN THOUSANDS)



                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Revenues:
  Rental income.............................................  $1,109     $1,002
  Other income..............................................      67         62
                                                              ------     ------
          Total Revenues....................................   1,176      1,064
Expenses:
  Operating expenses........................................     425        556
  General and administrative expenses.......................      25         15
  Depreciation expense......................................     179        179
  Interest expense..........................................     260        267
  Property tax expense......................................      56         56
                                                              ------     ------
          Total Expenses....................................     945      1,073
                                                              ------     ------
          Net income (loss).................................  $  231     $   (9)
                                                              ======     ======



                             See accompanying note.

         4771


                           STURBROOK INVESTORS, LTD.



                 CONDENSED STATEMENT OF CASH FLOWS -- UNAUDITED


                                 (IN THOUSANDS)



                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                                  ------------------
                                                                   1998        1997
                                                                  ------      ------
Operating Activities:
  Net income (loss).........................................      $ 231       $  (9)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities.......................
  Depreciation and amortization.............................        207         207
  Changes in accounts:
     Receivables and deposits and other assets..............        (33)        (45)
     Accounts payable and accrued expenses..................         18          88
                                                                  -----       -----
          Net cash provided by operating activities.........        423         241
                                                                  -----       -----
Investing Activities:
  Property improvements and replacements....................       (135)       (312)
  Net (increase) decrease in restricted escrows.............        (42)          2
                                                                  -----       -----
  Net cash used in investing activities.....................       (177)       (310)
                                                                  -----       -----
Financing Activities:
  Payments on mortgage......................................        (96)        (88)
                                                                  -----       -----
  Net cash used in financing activities.....................        (96)        (88)
                                                                  -----       -----
  Net increase (decrease) in cash and cash equivalents......        150        (157)
  Cash and cash equivalents at beginning of year............         97         174
                                                                  -----       -----
  Cash and cash equivalents at end of period................      $ 247       $  17
                                                                  =====       =====



                            See accompanying notes.

         4772


                           STURBROOK INVESTORS, LTD.



                  NOTES TO FINANCIAL STATEMENTS -- (UNAUDITED)


                               SEPTEMBER 30, 1998



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Sturbrook Investors, Ltd. as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the unaudited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         4773


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                           BALANCE SHEET -- UNAUDITED


                               DECEMBER 31, 1997


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                    ASSETS

Cash and cash equivalents...................................             $   97
Receivables and deposits....................................                 60
Other assets................................................                191
Loan costs, net of accumulated amortization of $78..........                 75
  Apartment property, at cost (Notes C and D):
  Land......................................................  $   535
  Buildings and related personal property...................    5,503
                                                              -------
                                                                6,038
  Less accumulated depreciation.............................   (2,857)    3,181
                                                              -------    ------
                                                                         $3,604
                                                                         ======

                       LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................             $   24
  Other liabilities.........................................                 23
  Mortgage notes payable (Notes C and D)....................              3,959
  Tenant security deposit liabilities.......................                 49
                                                                         ------
                                                                          4,055
Partners' deficit:
  Limited Partners (37 units issued and outstanding)........  $  (417)
  General Partner...........................................      (34)     (451)
                                                              -------    ------
                                                                         $3,604
                                                                         ======



                            See accompanying notes.

         4774


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                        STATEMENT OF INCOME -- UNAUDITED


                          YEAR ENDED DECEMBER 31, 1997


                        (IN THOUSANDS, EXCEPT UNIT DATA)



Revenues:
  Rental income.............................................          $  1,399
  Other income..............................................                81
                                                                      --------
                                                                         1,480
Expenses:
  Interest..................................................  $364
  Depreciation..............................................   238
  Operating.................................................   721
  General and administrative................................    17
  Property taxes............................................    75       1,415
                                                              ----    --------
          Net Income........................................          $     65
                                                                      ========
  Net income allocated to general partner (1%)..............          $      1
  Net income allocated to limited partners (99%)............                64
                                                                      --------
                                                                            65
                                                                      ========
  Net income per limited partnership unit...................          $1,729.7
                                                                      ========



                            See accompanying notes.

         4775


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



             STATEMENT OF CHANGES IN PARTNERS' DEFICIT -- UNAUDITED



                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS   TOTAL
                                                              --------   --------   -----
                                                                    (IN THOUSANDS)
Partners' deficit at December 31, 1996......................    $(35)     $(481)    $(516)
  Net income................................................       1         64        65
                                                                ----      -----     -----
Partners' deficit at December 31, 1997......................    $(34)     $(417)    $(451)
                                                                ====      =====     =====



                            See accompanying notes.

         4776

                           STURBROOK INVESTORS, LTD.
                       (A CALIFORNIA LIMITED PARTNERSHIP)


                      STATEMENT OF CASH FLOWS -- UNAUDITED

                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

Operating activities
Net income..................................................   $  65
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................     238
  Amortization of loan costs and discount...................      47
  Changes in accounts:
     Receivables and deposits...............................     (21)
     Other assets...........................................       3
     Accounts payable and accrued liabilities...............      (3)
     Tenant security deposit liabilities....................      19
                                                               -----
Net cash provided by operating activities...................     348
Investing activities
Withdrawals from restricted escrows.........................      50
Property improvements and replacements......................    (356)
                                                               -----
Net cash used in investing activities.......................    (306)
Financing activities
Payments on mortgage notes payable..........................    (119)
                                                               -----
Net decrease in cash and cash equivalents...................     (77)
Cash and cash equivalents at December 31, 1996..............     174
                                                               -----
Cash and cash equivalents at December 31, 1997..............   $  97
                                                               =====
Supplemental disclosure of cash flow information
Cash paid during the year for interest......................   $ 318
                                                               =====

                            See accompanying notes.

         4777


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                   NOTES TO FINANCIAL STATEMENTS -- UNAUDITED


                               DECEMBER 31, 1997



NOTE A -- ORGANIZATION



  Description of Partnership



     Sturbrook Investors, Ltd., a California limited partnership (the "Partnership"), was formed in October 1981 to acquire and operate a 229-unit apartment complex in Richmond, Virginia. This property was acquired from Calmark Asset Management, Inc. (CAMI), an affiliate of the General Partner, Sturbrook Investors, Inc., a California corporation. In January 1993, MAE California, Inc., an affiliate of Insignia Financial Group, Inc., purchased all of the outstanding stock of the Corporate General Partner and assumed the role and obligations of the Managing General Partner of the Partnership. Thirty-seven units of limited partnership interest were issued.



     The Partnership will terminate on December 31, 2031 unless terminated sooner by the retirement or dissolution of the General Partner or unless the Partners elect to continue the Partnership.



  Allocations to Partners



     In general, income and losses from operations and losses upon sale of the property and/or dissolution of the Partnership are allocated 1% to the General Partner and 99% to the Limited Partners.



     Income from disposition or partial disposition of the Partnership's property and income upon termination and liquidation of the Partnership will be allocated as follows:



        a. To all partners until they have been allocated an amount attributable to the recapture of deductions taken that have been previously allocated to them with respect to assets sold.



        b. To all partners until they have been allocated sufficient income to recover any losses previously allocated to them.



        c. Any remaining income will be allocated so as to produce a 5:14 ratio between the aggregate positive adjusted capital account balances of the General Partner and the aggregate positive adjusted capital account balances of the Limited Partners after accounting for the distributions described below.



  Cash Distributions



     Net cash from operations is to be distributed not less than quarterly and not later than ninety days after the end of each fiscal quarter of the Partnership in the following order of priority:



        a. 1% to the General Partner and 99% to the Limited Partners as a class until such time as the Limited Partners have received in the aggregate an amount equal to an 8% per annum cumulative (but not compounded) return on their adjusted investment interest (as defined).



        b. The remainder is allocated 25% to the General Partner and 75% to the Limited Partners as a class. In general, any proceeds remaining after the sale of the properties and dissolution of the Partnership shall be distributed to the Partners in accordance with their capital accounts after payment of certain items specified in the Partnership Agreement.



NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Investment Property



     The investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by

         4778

                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1997.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Loan Costs



     Loan costs are being amortized using the straight-line method over the life of the loan.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.

         4779

                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



  Restricted Escrows



     RESERVE ACCOUNT



     A general Reserve Account was established to cover necessary repairs and replacements of existing improvements, debt service, out-of-pocket expenses incurred for ordinary and necessary administrative tasks, and payment of real property taxes and insurance premiums. The Partnership is required to deposit net operating income (as defined in the mortgage note) to the reserve account until it equals $1,000 per apartment unit or $229,000 in total. The balance at December 31, 1997 is approximately $191,000, which includes interest.



NOTE C -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                    BUILDINGS AND      COST CAPITALIZED
                                                                   RELATED PERSONAL     SUBSEQUENT TO
DESCRIPTION                                  ENCUMBRANCES   LAND       PROPERTY          ACQUISITION
-----------                                  ------------   ----   ----------------   ------------------
Sturbrook Investors, Ltd...................     $3,959      $535        $4,327              $1,176
                                                ======      ====        ======              ======



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                                 BUILDINGS
                                                AND RELATED
                                                 PERSONAL              ACCUMULATED      DATE     DEPRECIABLE
DESCRIPTION                              LAND    PROPERTY     TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
-----------                              ----   -----------   ------   ------------   --------   -----------
Sturbrook Investors, Ltd...............  $535     $5,503      $6,038      $2,857       11/81        5-30
                                         ----     ------      ------      ------



     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



Investment Property
  Balance at beginning of year..............................   $5,682
  Property improvements.....................................      356
                                                               ------
  Balance at end of year....................................   $6,038
                                                               ======
Accumulated Depreciation
  Balance at beginning of year..............................   $2,619
  Additions charged to expense..............................      238
                                                               ------
  Balance at end of year....................................   $2,857
                                                               ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is approximately $6,038,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is approximately $4,752,000.

         4780

                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



NOTE D -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 consist of the following (in thousands):



Mortgage payable to Bank of America, secured by a first deed of trust on the property. This note bears interest at 7.6%
  per annum. Principal and interest payments of $35 are
  payable monthly, with a balloon payment of $3,277 due on
  November 15, 2002.........................................   $3,976
Mortgage payable to Bank of America, secured by a second
  deed of trust on the property. This note bears interest at
  7.6% per annum. Interest only payments of $1 are payable
  monthly, with the principal and unpaid interest due on
  November 15, 2002.........................................      139
                                                               ------
                                                                4,115
Less unamortized loan discounts.............................     (156)
                                                               ------
                                                               $3,959
                                                               ======



     The discount is reflected as a reduction of the mortgage notes payable and increases the effective rate of the debt to 8.76%.



     The mortgage notes payable are non-recourse and require prepayment penalties if repaid prior to maturity and prohibit resale of the property subject to the existing indebtedness. The mortgage notes payable are secured by pledge of the apartment property and by pledge of revenues from the apartment property.



     Scheduled principal payments of mortgage notes payable subsequent to December 31, are as follows (in thousands):



1998........................................................   $  128
1999........................................................      138
2000........................................................      149
2001........................................................      161
2002........................................................    3,539
                                                               ------
                                                               $4,115
                                                               ======



NOTE E - TRANSACTIONS WITH AFFILIATED PARTIES



     Affiliates of Insignia Financial Group, Inc. (Insignia) own the controlling ownership interest in the Partnership's General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1997 (in thousands):



Property management fees....................................   $73
Reimbursements for General Partnership......................   $ 5



     For the period January 1, 1997 to August 31, 1997, the Partnership insured its property under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner who received payments on these obligations from the agent. The amount of

         4781

                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



the Partnership's insurance premiums that accrued to the benefit of the affiliate of the General Partner by virtue of the agent's obligations was not significant.



NOTE F -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.



     The following is a reconciliation of reported net income and Federal taxable income (in thousands, except unit data):



Net income as reported......................................   $      65
Add:
Depreciation differences....................................         130
                                                               ---------
Federal taxable income......................................   $     195
                                                               =========
Federal taxable income per limited partnership unit.........   $5,217.57
                                                               =========



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net liabilities as reported.................................   $  (451)
Accumulated depreciation....................................    (1,895)
Syndication costs...........................................       241
                                                               -------
Net liabilities -- tax basis................................   $(2,105)
                                                               =======



NOTE G -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc. an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4782


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                           BALANCE SHEET -- UNAUDITED


                               DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



                                     ASSETS



Cash and cash equivalents...................................            $  174
Receivables and deposits....................................                39
Other assets................................................               243
Loan costs, net of accumulated amortization of $63..........                90
Apartment property, at cost (Notes C and D):
  Land......................................................  $   535
  Buildings and related personal property...................    5,147
                                                              -------
                                                                5,682
  Less accumulated depreciation.............................   (2,619)   3,063
                                                              -------   ------
                                                                        $3,609
                                                                        ======

                      LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................            $   27
  Other liabilities.........................................                23
  Mortgage notes payable (Notes C and D)....................             4,045
  Tenant security deposits..................................                30
                                                                        ------
                                                                         4,125
Partners' deficit:
  Limited Partners (37 units issued and outstanding)........  $  (481)
  General Partner...........................................      (35)    (516)
                                                              -------   ------
                                                                        $3,609
                                                                        ======



                            See accompanying notes.

         4783


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                      STATEMENT OF OPERATIONS -- UNAUDITED


                          YEAR ENDED DECEMBER 31, 1996


                        (IN THOUSANDS, EXCEPT UNIT DATA)



Revenues:
  Rental income.............................................           $ 1,309
  Other income..............................................                73
                                                                       -------
                                                                         1,382
Expenses:
  Interest..................................................  $374
  Depreciation..............................................   211
  Operating.................................................   741
  General and administrative................................    13
  Property taxes............................................    69       1,408
                                                              ----     -------
                                                              ----     -------
          Net loss..........................................           $   (26)
                                                                       =======
Net loss allocated to general partner (1%)..................           $    --
Net loss allocated to limited partners (99%)................               (26)
                                                                       =======
                                                                       $   (26)
                                                                       =======
          Net loss per limited partnership unit.............           $702.70
                                                                       =======



                            See accompanying notes.

         4784


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



             STATEMENT OF CHANGES IN PARTNERS' DEFICIT -- UNAUDITED


                                 (IN THOUSANDS)



                                                              GENERAL   LIMITED
                                                              PARTNER   PARTNERS   TOTAL
                                                              -------   --------   -----
Partners' deficit at December 31, 1995......................   $(35)     $(455)    $(490)
  Net loss..................................................     --        (26)      (26)
                                                               ----      -----     -----
Partners' deficit at December 31, 1996......................   $(35)     $(481)    $(516)
                                                               ====      =====     =====



                            See accompanying notes.

         4785


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                      STATEMENT OF CASH FLOWS -- UNAUDITED


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



Operating activities
  Net loss..................................................  $ (26)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................    211
     Amortization of loan costs and discount................     48
     Changes in accounts:
       Receivable and deposits..............................     (5)
       Other assets.........................................      2
       Accounts payable and other liabilities...............     (4)
       Tenant security deposits.............................     (2)
                                                              -----
          Net cash provided by operating activities.........    224
Investing activities
  Net, receipts from restricted escrows.....................     13
  Property improvements and replacements....................   (153)
                                                              -----
          Net cash used in investing activities.............   (149)
Financing activities
  Payments on mortgage notes payable........................   (110)
                                                              -----
  Net decrease in cash......................................    (35)
  Cash at December 31, 1995.................................    209
                                                              -----
  Cash at December 31, 1996.................................  $ 174
                                                              =====
Supplemental disclosure of cash flow information
  Cash paid for interest expense............................  $ 326
                                                              =====



                            See accompanying notes.

         4786


                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



                   NOTES TO FINANCIAL STATEMENTS -- UNAUDITED


                               DECEMBER 31, 1996



NOTE A -- ORGANIZATION



  Description of Partnership



     Sturbrook Investors, Ltd., a California limited partnership (the "partnership"), was formed in October 1981 to acquire and operate a 229 unit apartment complex in Richmond, Virginia. this property was acquired from Calmark Asset Management, Inc. (CAMI), an affiliate of Sturbrook Investors, Inc., a California corporation (the "General partner"). In January 1993, MAE California, Inc., an affiliate of Insignia Financial Group, Inc., purchased all of the outstanding stock of the General Partner and assumed role and obligations of the General Partner of the Partnership. Thirty-seven units of limited partnerships interest were issued.



     The Partnership will terminate on December 31, 2031 unless terminated sooner by the retirement or dissolution of the General Partner or unless the Partners elect to continue the Partnership.



  Allocations to Partners



     In general, income and losses from operations and losses upon sale of the property and/or dissolution of the Partnership are allocated 1% to the General Partner and 99% to the Limited Partners.



     Income from disposition or partial disposition of the Partnership's property and income upon termination and liquidation of the Partnership will be allocated as follows:



        a. To all partners until they have been allocated an amount attributable to the recapture of deductions taken that have been previously allocated to them with respect to assets sold.



        b. To all partners until they have been allocated sufficient income to recover any losses previously allocated to them.



        c. Any remaining income will be allocated so as to produce a 5:14 ratio between the aggregate positive adjusted capital account balances of the General Partner and the aggregate positive adjusted capital account balances of the Limited partners after accounting for the distributions described below.



  Cash Distributions



     Net cash from operations is to be distributed not less than quarterly and not later than ninety days after the end of fiscal quarter of the Partnership in the following order of priority:



        a. 1% to the General Partner and 99% to the Limited Partners as a class until such time as the Limited Partners have received in the aggregate an amount equal to an 8% per annum cumulative (but not compounded) return on their adjusted investment interest (as defined).



        b. The remainder is allocated 25% to the General partner and 75% to the Limited Partners as a class. In general, any proceeds remaining after the sale of the properties and dissolution of the Partnership shall be distributed to the Partners in accordance with their capital accounts after payment of certain items specified in the Partnership Agreement.



NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Investment Property



     The investment property is stated at cost. Acquisition fees are capitalized as a cost of real estate. The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by

         4787

                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



those assets are less than the carrying amounts of those assets. No adjustments for impairment of value were necessary for the year ended December 31, 1996.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Risks and Uncertainties



     The real estate business is highly competitive. The Partnership's real property investments are subject to competition from similar types of properties in the vicinities in which they are located and the Partnership is not a significant factor in its industry. In Addition, various limited partnerships have been formed by related parties to engage in business which may be competitive with the Partnership.



  Cash and Cash Equivalents



     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Fair Value



     The Partnership believes that the carrying amount of its financial instruments (except for long term debt) approximates their fair value due to the short term maturity of these instruments. The fair value of the Partnership's long term debt, after discounting the scheduled loan payments at an estimated borrowing rate currently available to the Partnership, approximates its carrying value.



  Tenant Security Deposits



     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits." Deposits are refunded when the Tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Loan Costs



     Loan costs are being amortized using the straight-line method over the life of the loan.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less. Rental revenue is recognized as earned.

         4788

                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



  Advertising Costs



     The Partnership expenses the costs of advertising as incurred.



  Depreciation



     Building and improvements are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 30 years.



  Restricted Escrows



     CAPITAL IMPROVEMENT ACCOUNT



     At December 31, 1996, the balance remaining in the "capital improvement escrow" was approximately $8,000. Upon completion of the scheduled property improvements, any excess funds will be returned for property operations.



     RESERVE ACCOUNT



     In addition to the Capital Improvement Account, a general Reserve Account was established to cover necessary repairs and replacements of existing improvements, debt service, out-of-pocket expenses incurred for ordinary and necessary administrative tasks, and payment of real property taxes and insurance premiums. The Partnership is required to deposit net operating income (as defined in the mortgage note) to the reserve account until it equals $1,000 per apartment unit or $229,000 in total. The balance at December 31, 1996 is approximately $233,000, which includes interest.



NOTE C -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                    BUILDINGS AND     COST CAPITALIZED
                                                                   RELATED PERSONAL    SUBSEQUENT TO
DESCRIPTION                                  ENCUMBRANCES   LAND       PROPERTY         ACQUISITIONS
-----------                                  ------------   ----   ----------------   ----------------
Sturbrook Investors, Ltd...................     $4,045      $535        $4,327              $820
                                                ======      ====        ======              ====



                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                          BUILDINGS AND
                                             RELATED
                                            PERSONAL               ACCUMULATED      DATE     DEPRECIABLE
DESCRIPTION                        LAND     PROPERTY      TOTAL    DEPRECIATION   ACQUIRED   LIFE-YEARS
-----------                        ----   -------------   ------   ------------   --------   -----------
Sturbrook Investors, Ltd.........  $535      $5,147       $5,682      $2,619       11/81        5-30
                                   ====      ======       ======      ======



     The depreciable lives included above are for the buildings and components. The depreciable lives for related personal property are for 5 to 7 years.



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):

         4789

                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



Investment Property
  Balance at beginning of year..............................  $5,529
  Property improvements.....................................     153
                                                              ------
  Balance at end of year....................................  $5,682
                                                              ======
Accumulated Depreciation
  Balance at beginning of year..............................  $2,408
  Additions charged to expense..............................     211
                                                              ------
  Balance at end of year....................................  $2,619
                                                              ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is approximately $5,682,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is approximately $4,643,000.



NOTE D -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1996 consist of the following (in thousands):



Mortgage payable to Bank of America, secured by a first deed of trust on the property. This note bears interest at 7.6%
  per annum. Principal and interest payments of $35 are
  payable monthly, with a balloon payment of $3,277 due on
  November 15, 2002.........................................  $4,094
Mortgage payable to Bank of America, secured by a second
  deed of trust on the property. This note bears interest at
  7.6% per annum. Interest only payments of $1 are payable
  monthly, with the principal and unpaid interest due on
  November 15, 2002.........................................     139
                                                              ------
                                                               4,233
Less unamortized loan discounts.............................    (188)
                                                              ------
                                                              $4,045
                                                              ======



     The discount is reflected as a reduction of the mortgage notes payable and increases to the effective rate of the debt to 8.76%.



     The mortgage notes payable are non-recourse and require prepayment penalties if repaid prior to maturity and prohibit resale of the property subject to the existing indebtedness. The mortgage notes payable are secured by pledge of the apartment property and by pledge of revenues from the apartment property.



     Scheduled principal payments of mortgage notes payable subsequent to December 31, are as follows (in thousands):



1997........................................................  $  119
1998........................................................     128
1999........................................................     138
2000........................................................     149
2001........................................................     160
Thereafter..................................................   3,539
                                                              ------
                                                              $4,233
                                                              ======

         4790

                           STURBROOK INVESTORS, LTD.


                       (A CALIFORNIA LIMITED PARTNERSHIP)



           NOTES TO FINANCIAL STATEMENTS -- UNAUDITED -- (CONTINUED)



NOTE E -- TRANSACTIONS WITH AFFILIATED PARTIES



     Affiliates of Insignia Financial Group, Inc. (Insignia) own the controlling ownership interest in the Partnership's General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1996 (in thousands):



Property management fees....................................  $69
Reimbursements for General Partnership......................  $ 9



     The Partnership insures its property under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the General Partner by virtue of the agent's obligations was not significant.



NOTE F -- INCOME TAXES



     Taxable income or loss of the Partnership is reported in the income tax returns of its partners. Accordingly, no provision for income taxes is made in the financial statements of the Partnership.



     The following is a reconciliation of reported net loss and Federal taxable loss (in thousands, except unit data):



Net loss as reported........................................  $      (26)
Deduct:
  Depreciation differences..................................         (38)
Federal Taxable loss........................................  $      (64)
                                                              ==========
Federal taxable loss per limited partnership unit...........  $(1,712.43)
                                                              ==========



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets and liabilities (in thousands):



Net liabilities as reported.................................  $  (516)
Other liabilities...........................................       (1)
Accumulated depreciation....................................   (2,024)
Syndication costs...........................................      241
                                                              -------
Net liabilities -- tax basis                                  $(2,300)
                                                              =======



NOTE G -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc. an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4791


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         4792

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         4793

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         4794

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         4795

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         4796

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         4797

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         4798

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         4799

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         4800

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         4801

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         4802

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         4803

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         4804

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         4805

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         4806

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4807

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4808

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         4809

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4810

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         4811

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         4812

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         4813

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4814

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4815

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4816


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         4817

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         4818


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         4819


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         4820


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         4821

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.


(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4822


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         4823

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         4824


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         4825


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         4826


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         4827


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         4828


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         4829


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         4830


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         4831


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         4832


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         4833


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4834


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         4835


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         4836


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         4837


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         4838

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4839


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         4840

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         4841

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Sturbrook Investors Ltd.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Sturbrook Investors Ltd. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $48,611 in cash, or 1,256.50 Common OP Units of the Purchaser, or 1,944.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         4842

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         4843

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         4844

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         4845


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         4846


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         4847

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         4848

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         4849

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         4850


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                        Sycamore Creek Associates, L.P.

                        in exchange for your choice of:

            4.00 of our 8.0% Class Two Partnership Preferred Units;


                    2.75 of our Partnership Common Units; or


                                 $100 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $100 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         4851

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Sycamore
    Creek Associates, L.P......................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Redemption of Preferred Stock.....    S-24
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25



                                                  PAGE
                                                  -----
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-25
    Possible Increase in Control of Your
      Partnership by Us........................    S-25
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-26
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-28
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-46
  General......................................    S-46
  Your Partnership and its Property............    S-46
  Property Management..........................    S-46
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-47
  Borrowing Policies...........................    S-47
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58
  Proration....................................    S-59
  Fractional OP Units..........................    S-59

         4852


                                                  PAGE
                                                  -----
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-79
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         4853

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In August 1997, an independent appraiser valued the property on an unencumbered basis to be $9,100,000. We estimate your property to be worth $8,581,000, less approximately $1,365,920 of deferred maintenance and investment. Therefore, it is possible

         4854


that the sale of the property could result in you receiving more per unit than in our offer and you would receive more than our offer if the property was actually sold for such appraised value.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

         4855


     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2008 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         4856


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         4857


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

         4858


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.

         4859


     - Preferred Quarterly Distributions. Your partnership paid distributions of $0 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $8.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $0 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $6.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true

         4860


       value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         4861

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location A (excellent) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We believe that if your partnership was liquidated there would be not enough value to fully discharge all known liabilities. We have, however, decided to offer you $100 per unit. We determined your partnership's value as follows:



Net operating income........................................  $   901,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership properties...................  $ 8,581,000
Plus: Cash and cash equivalents.............................      176,609
Plus: Other partnership assets, net of security deposits....      482,074
Less: Mortgage debt, including accrued interest.............   (7,610,802)
Less: Accounts payable and accrued expenses.................     (403,728)
Less: Other liabilities.....................................      (78,658)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,146,495
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................   (1,365,920)
Less: Closing costs.........................................     (214,525)
                                                              -----------
Estimated net valuation of your partnership.................            0
Percentage of estimated net valuation allocated to holders
  of units..................................................         0.00%
                                                              -----------
Estimated net valuation of units............................            0
          Total number of units.............................         46.0
                                                              -----------
Estimated valuation per unit................................            0
                                                              ===========
Cash consideration per unit.................................  $         0
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by the $25 liquidation preference of each Preferred OP Unit to get 4.00 Preferred OP Units per unit.

         4862


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by a price of $38.69 to get 2.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:

     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;

     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity;


     -  the net book value of your partnership; and



     - recent appraisals for the property for $9,100,000, which appraisals did not take into account the mortgages, other assets and liabilities, costs of sale of the property and over $1,365,920 of deferred maintenance of the property.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $    100
Partnership Preferred Units.................................  $    100
Partnership Common Units....................................  $    100
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $    100
  Estimated going concern value.............................  $      0
  Net book value (deficit)..................................  $(75,395)

         4863


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Sycamore Creek Associates, L.P. is a Delaware limited partnership which was formed on July 13, 1984 for the purpose of owning and operating a single apartment property located in Cincinnati, Ohio, known as "Sycamore Creek Apartments." Sycamore Creek Apartments consists of 295 units and was built in 1979. Your partnership has no employees. As of September 30, 1998, there were 45.99 units of limited partnership interest issued and outstanding, which were held of record by 72 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Between January 1, 1993 and December 31, 1998 your partnership did not pay cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2008, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $7,095,303, payable to Marine Midland and Bank of America, which bears interest at the rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $256,342, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         4864


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 4.00 of our Class Two Partnership Preferred Units;



     - 2.75 of our Partnership Common Units; or



     - $100 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 45.99 units of your partnership for consideration per unit of 4.00 Preferred OP Units,
2.75 Common OP Units, or $100 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on May, 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

         4865

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         4866


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $100 in cash, 4.00 Preferred OP Units or 2.75 Common OP Units. Both your units and the OP Units are

         4867


subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $100.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $39,548.64 for the fiscal year ended December 31, 1998. The property manager received management fees of $105,495 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,150 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         4868

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         4869

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         4870

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961      $ 442,526
  Property operating expenses...............................     (136,240)      (189,442)
  Owned property management expenses........................        8,933        (11,831)
  Depreciation..............................................      (80,420)       (98,853)
                                                                ---------      ---------
                                                                  120,368        142,400
                                                                ---------      ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912         41,676
  Management and other expenses.............................      (14,386)       (23,683)
  Corporate overhead allocation.............................         (196)          (588)
  Depreciation and amortization.............................      (15,243)       (26,480)
                                                                ---------      ---------
                                                                     (913)        (9,075)
  Minority interests in service company business............           --            (10)
                                                                ---------      ---------
  Partnership's shares of income from service company
     business...............................................         (913)        (9,085)
                                                                ---------      ---------
  General and administrative expenses.......................       (8,632)       (21,371)
  Interest expense..........................................      (90,890)      (121,699)
  Interest income...........................................       40,887         21,734
  Minority interest.........................................       (8,548)       (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)       (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851          5,848
  Amortization of Goodwill..................................       (5,071)            --
                                                                ---------      ---------
          Net income........................................    $  24,703      $ (36,125)
                                                                =========      =========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)     $   (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)     $   (1.16)
Distributions paid per Common OP Unit.......................    $    1.69      $    1.85
Book value per Common OP Unit...............................    $   24.52      $   26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439      $ 130,703
Cash used in investing activities...........................      (79,923)    (1,135,038)
Cash provided by (used in) financing activities.............       16,740        955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985      $ 172.733
Weighted average number of Common OP Units outstanding......       74,946         74,094

         4871


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         4872


        SUMMARY FINANCIAL INFORMATION OF SYCAMORE CREEK ASSOCIATES, L.P.



     The summary financial information of Sycamore Creek Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Sycamore Creek Associates, L.P. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                        SYCAMORE CREEK ASSOCIATES, L.P.



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                  -----------------------   --------------------------------------------------------------
                                     1998         1997         1997         1996         1995         1994         1993
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING DATA:
  Total Revenues................  $1,534,326   $1,494,111   $2,188,188   $2,004,396   $1,945,886   $1,962,728   $1,949,820
  Net Income/(Loss).............      93,209      (24,234)     163,481      (46,944)    (130,568)    (166,329)    (322,865)
  Net Income per limited
    partnership unit............       2,006         (522)       3,518       (1,010)      (2,810)      (3,580)      (6,949)
  Distributions per limited
    partnership unit............          --           --           --           --           --           --           --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)....................          --           --           --           --           --           --           --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $    64,511   $    81,573   $   176,610   $    26,198   $    47,135   $   154,046   $   123,421
  Real Estate, Net of
    Accumulated Depreciation...    3,652,983     3,503,005     3,742,574     3,520,681     3,615,857     3,784,245     4,133,574
  Total Assets.................    4,117,498     3,990,610     4,514,857     4,461,521     4,314,024     4,598,813     4,847,640
  Notes Payable................    7,155,171     7,305,472     7,267,097     7,422,113     7,569,042     7,704,803     7,828,473
General Partners' Capital/
  (Deficit)....................   (3,374,190)   (3,655,114)   (3,467,399)   (3,630,880)   (3,583,936)   (3,453,368)   (3,287,039)
Limited Partners' Capital/
  (Deficit)....................           --            --            --            --            --            --            --
Partners' Deficit..............   (3,374,190)   (3,655,114)   (3,467,399)   (3,630,880)   (3,583,936)   (3,453,368)   (3,287,039)
Total Distributions............           --            --            --            --            --            --            --
Book value per limited
  partnership unit.............           --            --            --            --            --            --            --
Net increase (decrease) in cash
  and cash equivalents.........     (112,099)       55,375       150,412       (20,937)     (106,911)       70,235       (78,015)
Net cash provided by operating
  activities...................      112,078       173,659       288,307       255,429            --            --            --
Ratio of earnings to fixed
  charges......................       1.19/1        0.95/1        1.25/1        0.93/1        0.81/1        0.76/1        0.53/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING      SYCAMORE CREEK
                                                              PARTNERSHIP    ASSOCIATES, L.P.
                                                              ------------   ----------------
                                                               YEAR ENDED       YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1998
                                                              ------------   ----------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $6.88              $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $8.00              $0

         4873

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         4874

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. In August 1997, an independent appraiser valued the properties on an unencumbered basis to be $9,100,000. We estimate your property to be worth $8,581,000 less approximately $1,365,920 of deferred maintenance. Therefore, it is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer and you would receive more than our offer if any of the property was actually sold for any of such estimated amounts.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could

         4875


be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         4876


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2008 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         4877


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

         4878


removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

         4879

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.992% interest, consisting of a 0% limited partnership interest and a 0.992% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         4880


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         4881

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from a loss of $24,234 for the nine months ended September 30, 1997, to a net income of $93,209 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.

         4882


     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $8.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.

         4883

     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $6.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous

         4884


       given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location A (excellent) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined your partnership's value as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $901,057             10.50%         $8,581,000


---------------


     (1) The total net operating income is equal to total revenues of $2,030,559, less total expenses of $1,041,002 and recurring replacement costs of $88,500.


     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of

         4885


       your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $4,599. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. We believe that if your partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $100 per unit.



Net operating income........................................     901,000
Capitalization rate.........................................       10.50%
                                                              ----------
Gross valuation of partnership properties...................   8,581,000
Plus: Cash and cash equivalents.............................     176,609
Plus: Other partnership assets, net of security deposits....     482,074
Less: Mortgage debt, including accrued interest.............  (7,610,802)
Less: Accounts payable and accrued expenses.................    (403,728)
Less: Other liabilities.....................................     (78,658)
                                                              ----------
Partnership valuation before taxes and certain costs........   1,146,495
Less: Disposition fees......................................           0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................  (1,365,920)
Less: Closing costs.........................................    (214,525)
                                                              ----------
Estimated net valuation of your partnership.................           0
Percentage of estimated net valuation allocated to holders
  of units..................................................        0.00%
Estimated net valuation of units............................           0
          Total number of units.............................        46.0
                                                              ----------
Estimated valuation per unit................................           0
                                                              ==========
Cash consideration per unit.................................           0
                                                              ==========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $100 by the $25 liquidation preference of each Preferred OP Unit to get 400 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $100 by a price of $38.69 to get 2.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $0 or 0.00% is the net valuation of your partnership.

         4886


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from a loss of $24,234 for the nine months ended September 30, 1997 to a net income of $93,209 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         4887


        11. The estimated unit value of $100, based on a total estimated value of your partnership's property of $8,581,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $8.00 per year on the number of Preferred OP Units, or distributions of $6.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         4888

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         4889


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $    100
Partnership preferred units.................................  $    100(1)
Partnership common units....................................  $    100(1)
Alternatives:
                                                                   Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $    100
  Estimated going concern value.............................  $      0
  Net book value (deficit)..................................  $(75,395)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Appraisals



     Your partnership's property was appraised in 1997 by an independent third party appraiser, R.A. Jackson Appraisal Co., Inc. (the "Appraiser"), in connection with a hearing before the Hamilton County Board of Revisions not in connection with the offer. According to the appraisal reports, the scope of the appraisals included an inspection of the property and an analysis of the surrounding market. The Appraiser relied principally on the income capitalization approach to valuation and secondarily on the sales comparison approach and cost appraisal, and represented that its report was prepared in accordance with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice. The estimated market value of the fee simple estate specified in the report was 9,100,000.



     The total appraised value of the property is $9,100,000 and was not brought down to a per unit basis by us since such appraisal does not reflect the mortgage encumbering the property of $7,480,000 (including interest), other assets and liabilities of the partnership or any costs of sales of the property as reflected in "Valuation of Units." However, using the appraisal amount instead of the "estimated gross valuation of your partnership's property" in the table in the "Valuation of Units" would result in a higher amount per unit than our offer. Previously, an affiliate of your general partner relied on such appraisal amounts to prepare for a hearing before the Hamilton County Board of Revision.

         4890


     We believe that, based on the condition of the property, the appraisals substantially overstate its value. The appraisals did not take into account the deferred maintenance costs of the partnership's property. Therefore, we believe that the appraisals are less meaningful in assessing the fairness of our offer consideration than the analysis described above under "Valuation of Units." On this basis, we believe that our offer consideration is fair in relation to such appraisal amounts. The Appraiser performed the real estate appraisals in the normal course of its business and the executive officers who rendered the report
are members of the Appraisal Institute. The Appraiser was paid $       for the
[1997] appraisals and also appraised the [property] in 199 and has conducted other appraisals of [property] held by our affiliates. No limitations were imposed on the Appraiser by the general partner. A copy of the appraisals may be obtained by contacting the Information Agent at the address and telephone numbers set forth on the back cover page of this Prospectus Supplement.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 40%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.

         4891


     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $0 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $75,395 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $0 per unit, going concern value of $0 per unit and liquidation value of $0 per unit. For an explanation of how Stanger determined such values see "Stanger
Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents discounts to the offer price of $100, $100 and $100. In light of these discounts and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 96.05% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."

         4892

                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general

         4893


market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              SYCAMORE CREEK
                                                              --------------
Total Revenues..............................................   $ 2,237,488
Operating Expenses..........................................    (1,062,243)
Replacement Reserves -- Net.................................      (373,264)
Debt Service................................................      (804,492)
Capital Expenditures........................................       (24,500)
                                                               -----------
          Net Cash Flow.....................................   $   (27,011)
                                                               ===========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions.

         4894

Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.


     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $1,365,920. Stanger observed that your partnership liquidation value was negative and a minimum per unit price of $100 was used.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $901,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $3,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11%; and
(ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 40%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was negative and therefore deemed 0.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.

         4895


     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $100 per unit is equal to management's minimum value, and reflects a 100% premium to management's estimate of going concern value of 0. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive 0.6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.5%. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 40% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 40% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately more than 80% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $0, $0 and $0 representing discounts to the offer price of $100. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."



REVIEW OF APPRAISAL



     Stanger observed that an appraisal was prepared as of January 1, 1996 by R.
A. Jackson Appraisal Co., Inc. on the property. The date of the appraisal is August 29, 1997. The appraisal was prepared in connection with a hearing before the Hamilton County Board of Revision. Stanger observed that the appraiser considered the income sales comparison appraisal and cost appraisal in deriving an estimate of value. The

         4896


concluded value was $9,100,000. Stanger observed that the appraiser relied primarily on the income appraisal wherein a net operating income before real estate taxes was estimated at $1,035,000 and real estates taxes were estimated at $178,000. The resulting estimated net operating income was $857,000 which the appraiser capitalized at a capitalization rate of 9.5%. Stanger further observed that the appraiser estimated replacement revenue at $175,000 per annum ($593 per unit) in the determination.



     Stanger observed that the annualized nine month net operating income from the property before replacement reserve was approximately $1,037,000 and $862,000 after the $175,000 replacement reserve and as such has been relatively flat in terms of growth as compared to the 1996 estimate of net operating income contained in the appraisal.



     Stanger noted that the appraisal identified four sale comparables with values per unit ranging from $23,000 to $28,000 and averaging approximately $29,000. Stanger noted that the average capitalization rate of the four comparable sales use 10.18%.



     Stanger observed that the gross property value calculated by AIMCO for the property was $8,581,000 and that such value calculation resulted in a negative partnership value of $433,950 and that the value of the property would need to exceed approximately $9,020,000 before an amount in excess of the $100 per unit value of your partnership would be exceeded. Stanger noted that the $902,000 amount described above is .8% less than the appraisal.



     Stanger advised AIMCO that Stanger considered the appraisal in connection with preparing the Fairness Opinion.


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and

         4897

the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         4898

                                YOUR PARTNERSHIP


GENERAL



     Sycamore Creek Associates, L.P., is a Delaware limited partnership which completed a private offering in 1984. Insignia acquired the general partner of your partnership in October 1998. AIMCO acquired Insignia in October 1998. There are currently a total of 72 limited partners of your partnership and a total of
45.99 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the [property] described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on July 13, 1984 for the purpose of owning an apartment property located in Cincinnati, Ohio, known as "Sycamore Creek Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1979 and consists of 295 apartment units. Your partnership's property had an average occupancy rate of approximately 89.52%, in 1998, 89.15% in 1997 and 89.15% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations for 1999 total $1,365,920 and are intended to be paid for out of cash flow or borrowings. Renovation items include gutters and downspouts, siding/trim/soffits/facia, exterior paint, balconies, sidewalks, windows, and drainage.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $530    $526    $513    $514    $519



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $209,939 of $3,304,000 of assessed valuation with a current yearly tax rate of 6.35%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 6.67% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2008 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.

         4899


     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 90% and $530, respectively, at December 31, 1998, compared to 92% and $494, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects to remain strong in the near future because of the property's location in a desirable location in greater Cincinnati. In addition, the general partner noted that it expects to spend approximately $1,365,920 for capital expenditures and capital improvements at the property in 1999 to update and improve the property's balconies, paving, windows, landscaping, drainage, and other areas. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. the general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $7,095,303, payable to Marine Midland and Bank of America, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $256,342, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the

         4900


general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the one property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner will not incur any liability to your partnership or any other partner for any mistakes or errors in judgment or for any act or omission believed by it in good faith to be within the scope of authority conferred upon it by your partnership's agreement of limited partnership. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will, to the extent permitted by law, indemnify and save harmless the general partner against and from any personal loss, liability (including attorneys' fees) or damage incurred by it as the result of any act or omission in its capacity as general partner unless such loss, liability or damage results from gross negligence or willful misconduct of the general partner. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     From 1993 through 1998, your partnership has paid no distributions.

         4901


  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 0.992% interest in your partnership, including the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $54,502
1995........................................................     47,090
1996........................................................     71,297
1997........................................................     72,266
1998........................................................     39,549



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                FEES
                            ----                              --------
1994........................................................  $ 98,775
1995........................................................    97,108
1996........................................................    99,666
1997........................................................   101,578
1998........................................................   105,495



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         4902


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                                SYCAMORE CREEK ASSOCIATES, L.P.
                                -----------------------------------------------------------------------------------------------
                                      SEPTEMBER 30,                           FOR THE YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....  $    64,511   $    81,573   $   176,610   $    26,198   $    47,135   $   195,548   $   123,421
Land & Building...............   10,817,378    10,457,015    10,749,179    10,316,901    10,222,790    10,137,293    10,198,903
Accumulated Depreciation......   (7,164,395)   (6,954,010)   (7,006,605)   (6,796,220)   (6,606,933)   (6,353,048)   (6,065,329)
Other Assets..................      400,004       406,032       595,673       914,642       651,032       619,020       530,645
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 4,117,498   $ 3,990,610   $ 4,514,857   $ 4,461,521   $ 4,314,024   $ 4,598,813   $ 4,847,640
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 7,155,171   $ 7,305,472   $ 7,261,097   $ 7,422,113   $ 7,569,042   $ 7,704,803   $ 7,828,473
Other Liabilities.............      336,517       340,252       721,159       670,288       328,918       347,376       306,206
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 7,491,688   $ 7,645,724   $ 7,962,256   $ 8,092,401   $ 7,897,960   $ 8,052,181   $ 8,134,679
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners Deficit......  $(3,374,190)  $(3,655,114)  $(3,457,399)  $(3,630,880)  $(3,583,936)  $(3,453,368)  $(3,287,039)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                             SYCAMORE CREEK ASSOCIATES, L.P.
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED
                                      SEPTEMBER 30,                       FOR THE YEAR ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $1,415,048   $1,374,745   $1,877,740   $1,863,228   $1,816,137   $1,819,632   $1,837,519
Other Income...................     119,278      119,366      310,448      141,168      129,749      143,096      112,301
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenue..........  $1,534,326   $1,494,111   $2,188,188   $2,004,396   $1,945,886   $1,962,728   $1,949,820
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............  $  593,671   $  676,958   $  902,610   $  923,126   $  882,490   $  790,832   $  748,845
General & Administrative.......      50,566       39,919       57,254       60,560       55,031       44,641       65,534
Depreciation...................     157,790      157,790      210,385      189,287      253,885      399,629      580,231
Interest Expense...............     496,760      502,796      666,616      679,466      691,871      703,410      692,298
Property Taxes.................     142,130      140,882      187,842      198,901      193,177      190,545      185,777
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........  $1,441,117   $1,518,345   $2,024,707   $2,051,340   $2,076,454   $2,129,057   $2,272,685
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income before extraordinary
  items........................  $   93,209   $  (24,234)  $  163,481   $  (46,944)  $ (130,568)  $ (166,329)  $ (322,865)
Extraordinary Items............          --           --           --           --           --           --           --
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income (Loss)..............  $   93,209   $  (24,234)  $  163,481   $  (46,944)  $ (130,568)  $ (168,329)  $ (322,865)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income per limited
  partnership unit.............  $    2,006   $     (522)  $    3,518   $   (1,010)  $   (2,810)  $   (3,580)  $   (6,949)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............  $       --   $       --   $       --   $       --   $       --   $       --   $       --
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

         4903


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1998 TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997



  Net Income



     Your Partnership recognized net income of $93,000 for the nine months ended September 30, 1998, compared to a net loss of $24,000 for the nine months ended September 30, 1997. The increase in net income of $117,000 was primarily the result of an increase in revenues, coupled with a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



  Revenues



     Rental and other property revenues from the Partnership Property totaled $1,534,000 for the nine months ended September 30, 1998, compared to $1,494,000 for the nine months ended September 30, 1997, an increase of $40,000, or 2.7%. The Partnership increased rental rates by an average of 3.9%. However, this was offset by a decrease in occupancy of 1% to 90%. Other income was $119,000 for both periods.



  Expenses



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $594,000 for the nine months ended September 30, 1998, compared to $677,000 for the nine months ended September 30, 1997, a decrease of $83,000, or 12.3%. The decrease is due to lower property maintenance expenses as the Partnership incurred higher interior building improvements and interior painting costs during 1997 as compared to 1998. Partnership Property management expenses was $79,000 for the nine months ended September 30, 1998, compared to $75,000 for the nine months ended September 30, 1997, an increase of $4,000. This increase is due to the increase in revenues as management fees are paid based on rental revenues. General and administrative expenses increased $11,000 to $51,000, due primarily to higher partnership administrative and asset management fees.



  Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $497,000 for the nine months ended September 30, 1998, compared to $503,000 for the nine months ended September 30, 1997, a decrease of $6,000, or 1.2%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31,
1996



  Net Income



     Your partnership recognized net income of $163,481 for the year ended December 31, 1997, compared to a net loss of $46,944 for the year ended December 31, 1996. The increase in net income of $210,425 was primarily the result of a casualty gain of $147,000 incurred due to two fires in the clubhouse and a flood. There was also an increase in total revenue and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



  Revenues



     Rental and other property revenues from the partnership's property totaled $2,041,188 for the year ended December 31, 1997, compared to $2,004,396 for the year ended December 31, 1996, an increase of $36,791, or 1.8%. In the current year, the market rent increased approximately 3% while occupancy remained flat, resulting in approximately $15,000 of the increase. Additionally, Laundry income increased $24,000.

         4904


Cleaning and Damage Fees increased $3,000 and legal fees increased by $3,000 which was partially offset by a decrease in Lease cancellation fees of $9,000.



  Expenses



     Operating expenses consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $902,610 for the year ended December 31, 1997, compared to $923,126 for the year ended December 31, 1996, a decrease of $20,516 or 2.2%. The decrease is due roof repairs in the amount of $33,000 and plumbing supplies in the amount of $15,000. These decreases are offset by increases in periodicals of $11,000, special promotions of $7,000, and incentives increased of $6,000. Management expenses totaled $101,578 for the year ended December 31, 1997 compared to $99,666 for the year ended December 31, 1996, an increase of $1,912, or 1.9%.



  General and Administrative Expenses



     General and administrative expenses totaled $57,254 for the year ended December 31, 1997 compared to $60,560 for the year ended December 31, 1996, a decrease of $3,306 or 5.5%. The decrease is primarily due to a decrease in contracted service fees. A decrease in contract painting was partially offset by an increase in contract trash and contract yard.



  Depreciation Expense



     Depreciation expense increased approximately $21,000 due to an increase in fixed assets of $432,000.



  Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $666,616 for the year ended December 31, 1997, compared to $679,466 for the year ended December 31, 1996, a decrease of $12,850, or 1.9%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31,
1995



  Net Income



     Your partnership recognized a net loss of $46,944 for the year ended December 31, 1996, compared to a net loss of $130,568 for the year ended December 31, 1995. The decrease in net loss of $83,624, or 64.1% was primarily the result of a decrease in depreciation expense due to 10 year property becoming fully depreciated in 1995, coupled with an increase in total revenue, offset by an increase in operating expenses. These factors will be discussed further in the following paragraphs.



  Revenues



     Rental and other property revenues from the partnership's property totaled $2,004,396 for the year ended December 31, 1996, compared to $1,945,886 for the year ended December 31, 1995, an increase of $58,510, or 3.0%. The market rent in the current year increased approximately 3% over the prior year, which was offset by the decrease in occupancy rates of approximately 4% over the prior year. Additionally, the increase can be attributed to increases in laundry income and late charges.



  Expenses



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $923,126 for the year ended December 31, 1996, compared to $882,490 for the year ended December 31, 1995, an increase of $40,636 or 4.6% Management expenses totaled $99,666 for the year ended December 31, 1996, compared to $97,108 for the year ended December 31, 1995, an increase of $2,558, or 2.6%. The remaining

         4905


increase is primarily due to net insurance issues of $20,000 an increase in gutter repairs of $14,000, and an increase in plumbing expenses of $6,000, which are offset partially by swimming pool repairs of $10,000.



  General and Administrative Expenses



     General and administrative expenses totaled $60,560 for the year ended December 31, 1996 compared to $55,031 for the year ended December 31, 1995, an increase of $5,529 or 10.0%. The increase is primarily due to a general increase in various administrative expenses.



  Depreciation Expense



     Depreciation expense decreased by $64,598 due to a large asset becoming fully depreciated in the prior year.



  Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $679,466 for the year ended December 31, 1996, compared to $691,871 for the year ended December 31, 1995, a decrease of $12,405, or 1.8%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  Liquidity and Capital Resources



     As of September 30, 1998, your Partnership had $64,511 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $798,207, was $7,353,378. The mortgages require monthly payments of approximately $65,417 until November 2002. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.6%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         4906

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 45.99 units of your partnership (up to 11.50 units) for consideration per unit of (i) 4.00 Preferred OP Units, (ii) 2.75 Common OP Units, or (iii) $100 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below).


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         4907

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         4908

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         4909

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         4910

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         4911

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         4912


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         4913


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         4914

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         4915


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         4916


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court.

         4917

While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.


FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         4918

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         4919

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         4920


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         4921

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         4922


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         4923

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Distributable Cash (as defined in your            Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2008.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
develop, operate, lease, manage and hold for      Partnership is to conduct any business that
investment and the production of income your      may be lawfully conducted by a limited
partnership's property. Subject to                partnership organized pursuant to the
restrictions contained in your partnership's      Delaware Revised Uniform Limited Part-
agreement of limited partnership, your            nership Act (as amended from time to time,
partnership may perform all acts necessary        or any successor to such statute) (the
or appropriate in connection therewith and        "Delaware Limited Partnership Act"),
reasonably related thereto, including             provided that such business is to be
acquiring additional real or personal             conducted in a manner that permits AIMCO to
property, borrowing money and creating            be qualified as a REIT, unless AIMCO ceases
liens.                                            to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         4924
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit up to 35 additional limited         partnership purpose from time to time to the
partners by selling not more than 46 units        limited partners and to other persons, and
for cash and notes to selected persons who        to admit such other persons as additional
fulfill the requirements set forth in your        limited partners, on terms and conditions
partnership's agreement of limited                and for such capital contributions as may be
partnership. The capital contribution need        established by the general partner in its
not be equal for all limited partners. Upon       sole discretion. The net capital
admission of such limited partners, an            contribution need not be equal for all OP
amendment to the Certificate of your              Unitholders. No action or consent by the OP
partnership shall be executed and                 Unitholders is required in connection with
acknowledged by the general partner, the          the admission of any additional OP
original limited partner and by the general       Unitholder. See "Description of OP
partner as attorney-in-fact for the               Units -- Management by the AIMCO GP" in the
additional limited partners.                      accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.

         4925
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, the general partner is       contribute funds or other assets to its
authorized in connection with the management      subsidiaries or other persons in which it
of your partnership to acquire goods from,        has an equity investment, and such persons
or utilize the services of, firms and             may borrow funds from the AIMCO Operating
persons affiliated with the general partner       Partnership, on terms and conditions
in performing its duties and                      established in the sole and absolute
responsibilities under your partnership's         discretion of the general partner. To the
agreement of limited partnership; provided        extent consistent with the business purpose
that terms and conditions of such dealings        of the AIMCO Operating Partnership and the
are as favorable as could be reasonably           permitted activities of the general partner,
obtained from third parties offering similar      the AIMCO Operating Partnership may transfer
goods and services of similar quality and         assets to joint ventures, limited liability
reliability. In the event the general             companies, partnerships, corporations,
partner determines that funds are reasonably      business trusts or other business entities
necessary for acquiring or maintaining and        in which it is or thereby becomes a
protecting the property of your partnership       participant upon such terms and subject to
on commercially reasonable terms from one or      such conditions consistent with the AIMCO
more of the partners without notification to      Operating Partnership Agreement and ap-
any of the other partners, and all or a           plicable law as the general partner, in its
portion of your partnership's property may        sole and absolute discretion, believes to be
be conveyed as security for any                   advisable. Except as expressly permitted by
indebtedness, provided, however, that the         the AIMCO Operating Partnership Agreement,
borrowing from limited partners will be           neither the general partner nor any of its
undertaken only to the extent allowed by          affiliates may sell, transfer or convey any
applicable law. The time and amounts of           property to the AIMCO Operating Partnership,
repayment for such loans will be in the sole      directly or indirectly, except pursuant to
discretion of the general partner and             transactions that are determined by the
payments of principal and interest will be        general partner in good faith to be fair and
fully paid prior to any distribution of           reasonable.
funds to the partners unless such loans
contain a specific provision to the
contrary. The partner who lends money to
your partnership will be considered an
unrelated creditor with respect to such
loans to the extent allowed by applicable
law. Any loans from the general partner or
its affiliates will accrue interest at the
greater of 2 1/2% over the prime interest
rate charged by the Third National Bank in
Nashville, adjusted monthly, or the general
partner's or its affiliate's actual interest
cost in borrowing such amounts.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money in the ordinary        contains no restrictions on borrowings, and
course of business and as security therefore      the general partner has full power and
to mortgage all or any part of the real           authority to borrow money on behalf of the
property of your partnership in addition to       AIMCO Operating Partnership. The AIMCO
obtaining loans specifically provided for in      Operating Partnership has credit agreements
your partnership's agreement of limited           that restrict, among other things, its
partnership. Your partnership may also sell       ability to incur indebtedness.
up to $40,000 of mortgage-backed bonds.

         4926
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
have access to the current list of the names      purpose of such demand and at such OP
and addresses of all limited partners at all      Unitholder's own expense, to obtain a
reasonable times at the principal office of       current list of the name and last known
your partnership.                                 business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.



                               Management Control


Subject to the limitations set forth under        All management powers over the business and
applicable law and the terms of your              affairs of the AIMCO Operating Partnership
partnership's agreement of limited                are vested in AIMCO-GP, Inc., which is the
partnership, the general partner of your          general partner. No OP Unitholder has any
partnership has the power to do all things        right to participate in or exercise control
set forth in your partnership's agreement of      or management power over the business and
limited partnership. The general partner          affairs of the AIMCO Operating Partner-
represents your partnership in all                ship. The OP Unitholders have the right to
transactions with third parties. No limited       vote on certain matters described under
partner has any right or power to take part       "Comparison of Your Units and AIMCO OP
in any way in the management of your              Units -- Voting Rights" below. The general
partnership business except as may be             partner may not be removed by the OP
expressly provided in your partnership's          Unitholders with or without cause.
agreement of limited partnership or by
applicable statutes.                              In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner          forth in the AIMCO Operating Partnership
will not incur any liabil-                        Agreement, the

         4927
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ity to your partnership or any other partner      general partner is not liable to the AIMCO
for any mistakes or errors in judgment or         Operating Partnership for losses sustained,
for any act or omission believed by it in         liabilities incurred or benefits not derived
good faith to be within the scope of              as a result of errors in judgment or
authority conferred upon it by your partner-      mistakes of fact or law of any act or
ship's agreement of limited partnership. In       omission if the general partner acted in
addition, your partnership will, to the           good faith. The AIMCO Operating Partnership
extent permitted by law, indemnify and save       Agreement provides for indemnification of
harmless the general partner against and          AIMCO, or any director or officer of AIMCO
from any personal loss, liability (includ-        (in its capacity as the previous general
ing attorneys' fees) or damage incurred by        partner of the AIMCO Operating Partner-
it as the result of any act or omission in        ship), the general partner, any officer or
its capacity as general partner unless such       director of general partner or the AIMCO
loss, liability or damage results from gross      Operating Partnership and such other persons
negligence or willful misconduct of the           as the general partner may designate from
general partner.                                  and against all losses, claims, damages,
                                                  liabilities, joint or several, expenses (in-
                                                  cluding legal fees), fines, settlements and
                                                  other amounts incurred in connection with
                                                  any actions relating to the operations of
                                                  the AIMCO Operating Partnership, as set
                                                  forth in the AIMCO Operating Partnership
                                                  Agreement. The Delaware Limited Partnership
                                                  Act provides that subject to the standards
                                                  and restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause            the business and affairs of the AIMCO
following written notice to the general           Operating Partnership. The general partner
partner and a failure to cure the injury to       may not be removed as general partner of the
your partnership upon a vote of the limited       AIMCO Operating Partnership by the OP
partners owning a 51% of the outstanding          Unitholders with or without cause. Under the
units. A general partner may not resign           AIMCO Operating Partnership Agreement, the
without the consent of those persons owning       general partner may, in its sole discretion,
51% of the units. Such consent is also            prevent a transferee of an OP Unit from
necessary for the approval of a new general       becoming a substituted limited partner
partner. A limited partner may not transfer       pursuant to the AIMCO Operating Partnership
his interests without the written consent of      Agreement. The general partner may exercise
the general partners which may be withheld        this right of approval to deter, delay or
at the sole discretion of the general             hamper attempts by persons to acquire a
partners.                                         controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of

         4928
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  OP Unitholders to transfer their OP Units.
                                                  See "Description of OP Units -- Transfers
                                                  and Withdrawals" in the accompanying
                                                  Prospectus.



                    Amendment of Your Partnership Agreement


Limited partners owning 51% of the units may      With the exception of certain circumstances
amend your partnership's agreement of             set forth in the AIMCO Operating Partnership
limited partnership, except that any              Agreement, whereby the general partner may,
amendment which adversely affects a limited       without the consent of the OP Unitholders,
partner's interest in your partnership's          amend the AIMCO Operating Partnership
capital, profits or Distributable Cash must       Agreement, amendments to the AIMCO Operating
be approved by such limited partner. On its       Partnership Agreement require the consent of
own motion or the written request of the          the holders of a majority of the outstanding
limited partner owning at least 10% of the        Common OP Units, excluding AIMCO and certain
units, the general partner will submit the        other limited exclusions (a "Majority in
proposed amendment to the limited partner         Interest"). Amendments to the AIMCO
together with its recommendation as to such       Operating Partnership Agreement may be
proposal. The general partner may require a       proposed by the general partner or by
response within a specified time, but not         holders of a Majority in Interest. Following
less than thirty days and failure to respond      such proposal, the general partner will
in such time will constitute a vote which is      submit any proposed amendment to the OP
consistent with the recommendation of the         Unitholders. The general partner will seek
limited partners.                                 the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner but may receive fees for additional       Operating Partnership. In addition, the
services. Moreover, the general partner or        AIMCO Operating Partnership is responsible
certain affiliates may be entitled to             for all expenses incurred relating to the
compensation for additional services              AIMCO Operating Partnership's ownership of
rendered.                                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, the liability of each        gross negligence, no OP Unitholder has
of the limited partners for its share of the      personal liability for the AIMCO Operating
losses or debts of your partnership is            Partnership's debts and obligations, and
limited to the total capital contribution of      liability of the OP Unitholders for the
such limited partner plus, to the extent          AIMCO Operating Partnership's debts and
that such limited partner has rightfully          obligations is generally limited to the
received the return of such capital               amount of their investment in the AIMCO
contribution, any sum, not in excess of such      Operating Partnership.

         4929
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

return, necessary to discharge liabilities        However, the limitations on the liability of
of your partnership to all creditors who          limited partners for the obligations of a
extended credit before such return; provided      limited partnership have not been clearly
that the liability with respect to                established in some states. If it were
rightfully returned capital contributions is      determined that the AIMCO Operating Part-
limited to one year from the date of such         nership had been conducting business in any
return. Notwithstanding the foregoing, the        state without compliance with the applicable
original limited partner only maybe subject       limited partnership statute, or that the
to a mandatory assessment of an amount not        right or the exercise of the right by the
exceeding 50% of its total capital contri-        holders of OP Units as a group to make
bution as provided in your partnership's          certain amendments to the AIMCO Operating
agreement of limited partnership.                 Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must act as a fiduciary with respect of the       generally requires a general partner of a
assets and business of your partnership. The      Delaware limited partnership to adhere to
general partner must use its best efforts to      fiduciary duty standards under which it owes
do all things and perform such duties as may      its limited partners the highest duties of
be reasonably necessary to the successful         good faith, fairness and loyalty and which
operation of your partnership. The general        generally prohibit such general partner from
partner must devote such of its time and          taking any action or engaging in any
that of its employees to your partnership         transaction as to which it has a conflict of
business as may be reasonably necessary to        interest. The AIMCO Operating Partnership
carry on and conduct your partnership's           Agreement expressly authorizes the general
business. However, except as specifically         partner to enter into, on behalf of the
provided in your partnership, the partners        AIMCO Operating Partnership, a right of
may engage in whatever activities they            first opportunity arrangement and other
choose, whether the same be competitive with      conflict avoidance agreements with various
your partnership or otherwise, including          affiliates of the AIMCO Operating
without limitation, the acquisition, owner-       Partnership and the general partner, on such
ship, financing, syndication, development,        terms as the general partner, in its sole
improvement, leasing, operation, management       and absolute discretion, believes are
and brokerage of real property (including         advisable. The AIMCO Operating Partnership
real property that may be in the vicinity of      Agreement expressly limits the liability of
and competitive with real property owned by       the general partner by providing that the
your partnership), without having or              general partner, and its officers and
incurring any obligation to disclose or to        directors will not be liable or accountable
offer any interest in such activities to any      in damages to the AIMCO Operating
party to your partnership's agreement of          Partnership, the limited partners or as-
limited partnership.                              signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
In general, your partnership's agreement of       the general partner or such director or
limited partnership and the AIMCO Operating       officer acted in good faith. See
Partnership Agreement have limitations on         "Description of OP Units -- Fiduciary
the liability of the general partner but          Responsibilities" in the accompanying
such limitations differ and provide more          Prospectus.
protection for the general partner of the
AIMCO Operating Partnership.

         4930
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

         4931

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a 51% of the               the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may amend        as holders of the Common OP       termination of the AIMCO
your partnership's agree-         Units. See "Description of        Operating Partnership
ment of limited partnership,      OP Units" in the accompany-       Agreement and certain
subject to certain                ing Prospectus. So long as        transactions such as the
limitations; dissolve and         any Preferred OP Units are        institution of bankruptcy
terminate your part-              outstanding, in addition to       proceedings, an assignment
nership; remove a general         any other vote or consent of      for the benefit of creditors
partner for cause, approve        partners required by law or       and certain transfers by the
the retirement of a general       by the AIMCO Operating            general partner of its
partner, approve the              Partnership Agreement, the        interest in the AIMCO
admission of a new general        affirmative vote or consent       Operating Partnership or the
partner; and approve or           of holders of at least 50%        admission of a successor
disapprove the sale of all        of the outstanding Preferred      general partner.
or a material portion of          OP Units will be necessary
your partnership's prop-          for effecting any amendment       Under the AIMCO Operating
erty. A general partner may       of any of the provisions of       Partnership Agreement, the
cause the dissolution of          the Partnership Unit              general partner has the
your partnership by               Designation of the Preferred      power to effect the
retiring. In such event, the      OP Units that materially and      acquisition, sale, transfer,
limited partners holding 51%      adversely affects the rights      exchange or other
of the aggregate units may,       or preferences of the             disposition of any assets of
within ninety days of such        holders of the Preferred OP       the AIMCO Operating
occurrence, vote to continue      Units. The creation               Partnership (including, but
the business of your                                                not limited to, the exercise
partnership. If no general                                          or
partner remains in office,
all of

         4932
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

the limited partners may          or issuance of any class or       grant of any conversion,
elect to reform your              series of partnership units,      option, privilege or
partnership and elect a           including, without                subscription right or any
successor general partner         limitation, any partner-          other right available in
whereupon your partnership        ship units that may have          connection with any assets
will be dissolved and all of      rights senior or superior to      at any time held by the
the assets and liabilities        the Preferred OP Units,           AIMCO Operating Partnership)
of your partnership will be       shall not be deemed to            or the merger,
contributed to a new part-        materially adversely affect       consolidation,
nership and all parties to        the rights or preferences of      reorganization or other
your partnership's agreement      the holders of Preferred OP       combination of the AIMCO
of limited partnership will       Units. With respect to the        Operating Partnership with
become parties to such new        exercise of the above             or into another entity, all
partnership.                      described voting rights,          without the consent of the
                                  each Preferred OP Units           OP Unitholders.
In general, you have greater      shall have one (1) vote per
voting rights in your             Preferred OP Unit.                The general partner may
partnership than you will                                           cause the dissolution of the
have as an OP Unitholder. OP                                        AIMCO Operating Partnership
Unitholders can not remove                                          by an "event of withdrawal,"
the general partner of the                                          as defined in the Delaware
AIMCO Operating Partner-                                            Limited Partnership Act
ship.                                                               (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to
refinancing, is to be             Operating Partner-

         4933

        YOUR UNITS                    PREFERRED OP UNITS                 COMMON OP UNITS
shared among the partners.        ship, quarterly cash              cause the AIMCO Operating
Distributions from                distributions at the rate of      Partnership to distribute
Distributable Cash will be        $0.50 per Preferred OP Unit;      quarterly all, or such
made quarterly, on or about       provided, however, that at        portion as the general
January 15, April 15, July        any time and from time to         partner may in its sole and
15 and October 15 for each        time on or after the fifth        absolute discretion
fiscal year, or for such          anniversary of the issue          determine, of Available Cash
shorter period as may be          date of the Preferred OP          (as defined in the AIMCO
applicable. The                   Units, the AIMCO Operating        Operating Partnership
distributions payable to the      Partnership may adjust the        Agreement) generated by the
partners are not fixed in         annual distribution rate on       AIMCO Operating Partnership
amount and depend upon the        the Preferred OP Units to         during such quarter to the
operating results and net         the lower of (i) 2.00% plus       general partner, the special
sales or refinancing pro-         the annual interest rate          limited partner and the
ceeds available from the          then applicable to U.S.           holders of Common OP Units
disposition of your               Treasury notes with a             on the record date es-
partnership's assets. Your        maturity of five years, and       tablished by the general
partnership has not made          (ii) the annual dividend          partner with respect to such
distributions in the past         rate on the most recently         quarter, in accordance with
and is not projected to make      issued AIMCO non-convertible      their respective interests
distributions in 1998. In         preferred stock which ranks       in the AIMCO Operating
general, you have greater         on a parity with its Class H      Partnership on such record
voting rights in your             Cumulative Preferred Stock.       date. Holders of any other
partnership than you will         Such distributions will be        Preferred OP Units issued in
have as an OP Unitholder. OP      cumulative from the date of       the future may have priority
Unitholders cannot remove         original issue. Holders of        over the general partner,
the general partner of the        Preferred OP Units will not       the special limited partner
AIMCO Operating Partnership.      be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the
                                  AIMCO Operating Partnership
                                  and no other dis-

         4934
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  tribution of cash or other        (i) satisfy the requirements
                                  property may be declared or       for qualifying as a REIT
                                  made, directly or                 under the Code and the
                                  indirectly, by the AIMCO          Treasury Regulations and
                                  Operating Partnership with        (ii) avoid any Federal
                                  respect to any Junior Units       income or excise tax
                                  (as defined below), nor           liability of AIMCO. See
                                  shall any Junior Units be         "Description of OP
                                  redeemed, purchased or            Units -- Distributions" in
                                  otherwise acquired for            the accompanying Prospectus.
                                  consideration, nor shall any
                                  other cash or other property
                                  be paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such person will       and the Preferred OP Units        Operating Partnership
become a substitute limited       are not listed on any             Agreement restricts the
partner if: (1) a written         securities exchange. The          transferability of the OP
assignment has been duly          Preferred OP Units are            Units. Until the expiration
executed and acknowledged by      subject to restrictions on        of one year from the date on
the assignor and assignee         transfer as set forth in the      which an OP Unitholder
and delivered to the general      AIMCO Operating Partnership       acquired OP Units, subject
partner, (2) the approval of      Agreement.                        to certain exceptions, such
the general partner which                                           OP Unitholder may not
may be withheld in the sole       Pursuant to the AIMCO             transfer all or any por-
discretion and which will be      Operating Partnership             tion of its OP Units to any
withheld if the general           Agreement, until the              transferee without the
partner reasonably believes       expiration of one year from       consent of the general
that the transfer violates        the date on which a holder        partner, which consent may
applicable securities law or      of Preferred OP Units             be withheld in its sole and
result in adverse tax             acquired Preferred OP Units,      absolute discretion. After
consequences, including the       subject to certain                the expiration of one year,
termination of your               exceptions, such holder of        such OP Unitholder has the
partnership for tax               Preferred OP Units may not        right to transfer all or any
purposes, (3) the assignee        transfer all or any portion       portion of its OP Units to
has agreed to bound by all        of its Preferred OP Units to      any person, subject to the
of the terms of your              any transferee without the        satisfaction of certain con-
partnership's agreement of        consent of the general            ditions specified in the
limited partnership and           partner, which consent may        AIMCO Operating Partnership
absolute discretion of the        be withheld in its sole and       Agreement, including the
general partner has been          absolute discretion. After        general partner's right of
granted, (4) the assignee         the expiration of one year,       first refusal. See
represents he is at least 18      such holders of Preferred OP      "Description of OP Units --
years of age, is a citizen        Units has the right to            Transfers and Withdrawals"
and resident of the U.S.,         transfer all or any portion       in the accompanying
has sufficient financial          of its Preferred OP Units to      Prospectus.
resources to maintain the         any person, subject to the        After the first anniversary
interest acquired and that        satisfaction of certain           of becoming a holder of
he is not acquiring the           conditions specified in the       Common OP Units, an OP
interest with a view to           AIMCO Operating Partner-          Unitholder has the right,
resell the interest and (5)       ship Agreement, including         subject to the terms and
the assignor and assignee         the general partner's right       conditions of the AIMCO
have complied with such           of first refusal.                 Operating Partnership
other conditions as set                                             Agreement, to
forth in your

         4935
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


partnership's agreement of        After a one-year holding          require the AIMCO Operating
limited partnership.              period, a holder may redeem       Partnership to redeem all or
                                  Preferred OP Units and            a portion of the Common OP
There are no redemption           receive in exchange               Units held by such party in
rights associated with your       therefor, at the AIMCO Oper-      exchange for a cash amount
units.                            ating Partnership's option,       based on the value of shares
                                  (i) subject to the terms of       of Class A Common Stock. See
                                  any Senior Units (as defined      "Description of OP
                                  below), cash in an amount         Units -- Redemption Rights"
                                  equal to the Liquidation          in the accompanying
                                  Preference of the Preferred       Prospectus. Upon receipt of
                                  OP Units tendered for             a notice of redemption, the
                                  redemption, (ii) a number of      AIMCO Operating Partnership
                                  shares of Class A Common          may, in its sole and
                                  Stock of AIMCO that is equal      absolute discretion but
                                  in Value to the Liquidation       subject to the restrictions
                                  Preference of the Preferred       on the ownership of Class A
                                  OP Units tendered for             Common Stock imposed under
                                  redemption, or (iii) for          AIMCO's charter and the
                                  Preferred OP Units redeemed       transfer restrictions and
                                  after a two-year holding          other limitations thereof,
                                  period, a number of shares        elect to cause AIMCO to
                                  of Class I Preferred Stock        acquire some or all of the
                                  of AIMCO that pay an              tendered Common OP Units in
                                  aggregate amount of               exchange for Class A Common
                                  dividends equivalent to the       Stock, based on an exchange
                                  distributions on the              ratio of one share of Class
                                  Preferred OP Units tendered       A Common Stock for each Com-
                                  for redemption; provided          mon OP Unit, subject to
                                  that such shares are part of      adjustment as provided in
                                  a class or series of              the AIMCO Operating
                                  preferred stock that is then      Partnership Agreement.
                                  listed on the NYSE or an-
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         4936

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         4937

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         4938

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         4939

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         4940


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         4941


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         4942

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         4943

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         4944

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         4945

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The property manager received management fees of $99,666 in 1996, $101,578 in 1997 and $105,495 in 1998. The AIMCO Operating
Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         4946

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,150 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate; at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         4947

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Sycamore Creek Associates, Limited as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         4948


                       INDEX TO THE FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of June 30, 1998 (unaudited).....  F-2
Condensed Statements of Operations for the six months ended
  June 30, 1998 and 1997 (unaudited)........................  F-3
Condensed Statements of Cash Flows for the six months ended
  June 30, 1998 and 1997 (unaudited)........................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors Report.................................  F-7
Balance Sheets as of December 31, 1997 and 1996.............  F-8
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996............  F-9
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-10
Notes to Financial Statements...............................  F-11
Independent Auditors Report.................................  F-15
Balance Sheets as of December 31, 1995 and 1994.............  F-16
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1995 and 1994............  F-17
Statements of Cash Flows for the years ended December 31,
  1995 and 1994.............................................  F-18
Notes to Financial Statements...............................  F-19

         4949

                       SYCAMORE CREEK ASSOCIATES, LIMITED

                      CONDENSED BALANCE SHEET -- UNAUDITED
                               SEPTEMBER 30, 1998

                                         ASSETS
Cash and cash equivalents...................................                 $    64,511
Receivables and deposits....................................                     110,577
Restricted escrows..........................................                     193,036
Other assets................................................                      96,391
Investment property
  Land......................................................  $   950,000
  Building and related personal property....................    9,867,378
                                                              -----------
                                                               10,817,378
                                                              -----------
  Less: Accumulated depreciation............................   (7,164,395)     3,652,983
                                                              -----------    -----------
          Total assets......................................                 $ 4,117,498
                                                                             ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Accounts payable............................................                 $    71,321
Other accrued liabilities...................................                      51,773
Property taxes payable......................................                     157,407
Tenant security deposits....................................                      56,016
Notes payable...............................................                   7,155,171
          Partners' deficit.................................                  (3,374,190)
                                                                             -----------
          Total liabilities and partners' deficit...........                 $ 4,117,498
                                                                             -----------
                                                                             -----------


                See accompanying notes to financial statements.

         4950

                       SYCAMORE CREEK ASSOCIATES, LIMITED

                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $1,415,048    $1,374,745
  Other income..............................................     119,278       119,366
                                                              ----------    ----------
          Total revenues....................................   1,534,326     1,494,111
Expenses:
  Operating expenses........................................     593,871       676,958
  General and administrative expenses.......................      50,566        39,919
  Depreciation expense......................................     157,790       157,790
  Interest expense..........................................     496,760       502,796
  Property tax expense......................................     142,130       140,882
                                                              ----------    ----------
          Total expenses....................................   1,441,117     1,518,345
          Net income (loss).................................  $   93,209    $  (24,234)
                                                              ==========    ==========


                See accompanying notes to financial statements.

         4951

                       SYCAMORE CREEK ASSOCIATES, LIMITED

                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED


                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Operating activities:
  Net income (loss).........................................  $  93,209    $ (24,234)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities.......................
  Depreciation and amortization.............................    240,047      233,370
  Changes in accounts:
     Receivables and deposits and other assets..............    171,399      315,848
     Accounts payable and accrued expenses..................   (392,577)    (351,325)
                                                              ---------    ---------
          Net cash provided by (used in) operating
            activities......................................    112,078      173,659
                                                              ---------    ---------
Investing activities:
  Property improvements and replacements....................    (68,199)    (140,114)
  Net (increase)/decrease in restricted escrows.............     (6,444)     125,616
                                                              ---------    ---------
  Net cash provided by (used in) investing activities.......    (74,643)     (14,498)
                                                              ---------    ---------
Financing activities:
  Payments on mortgage......................................   (149,534)    (155,501)
                                                              ---------    ---------
  Net cash provided by (used in) financing activities.......   (149,534)    (155,501)
                                                              ---------    ---------
  Net increase (decrease) in cash and cash equivalents......   (112,099)       3,660
  Cash and cash equivalents at beginning of period..........    176,610       77,913
                                                              ---------    ---------
  Cash and cash equivalents at end of period................  $  64,511    $  81,573
                                                              =========    =========



                See accompanying notes to financial statements.

         4952


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         4953


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Sycamore Creek Associates, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.



NOTE B -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         4954


                          INDEPENDENT AUDITORS' REPORT



General Partners


Sycamore Creek Associates, Limited:



     We have audited the accompanying balance sheets of Sycamore Creek Associates, Limited as of December 31, 1997 and 1996, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sycamore Creek Associates, Limited as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                          /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina


March 2, 1998

         4955


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Cash and cash equivalents...................................  $   176,610    $    26,198
Receivables and deposits....................................      231,374        174,574
Insurance proceeds receivable (Note E)......................       50,000        294,000
Restricted escrows (Note B).................................      186,592        309,134
Other Assets................................................      127,707        136,934
Investment properties (Note C):
  Land......................................................      950,000        950,000
  Buildings and related personal property...................    9,799,179      9,366,901
                                                              -----------    -----------
                                                               10,749,179     10,316,901
  Less accumulated depreciation.............................   (7,006,605)    (6,796,220)
                                                              -----------    -----------
                                                                3,742,574      3,520,681
                                                              -----------    -----------
                                                              $ 4,514,857    $ 4,461,521
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable (Note E).................................  $   403,729    $   373,547
  Tenant security deposit liabilities.......................       64,765         51,715
  Accrued taxes.............................................      187,183        198,217
  Other liabilities.........................................       65,482         46,809
  Mortgage notes payable (Note C)...........................    7,261,097      7,422,113
Partners' deficit...........................................   (3,467,399)    (3,630,880)
                                                              -----------    -----------
                                                              $ 4,514,857    $ 4,461,521
                                                              ===========    ===========



                See accompanying notes to financial statements.

         4956


                       SYCAMORE CREEK ASSOCIATE, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $ 1,877,740    $ 1,863,228
  Other income..............................................      163,448        141,168
  Casualty gain (Note E)....................................      147,000             --
                                                              -----------    -----------
          Total revenues....................................    2,188,188      2,004,396
                                                              -----------    -----------
Expenses:
  Operating (Notes D and E).................................      902,610        923,126
  General and administrative (Note D).......................       57,254         60,560
  Depreciation..............................................      210,385        189,287
  Interest..................................................      666,616        679,466
  Property taxes............................................      187,842        198,901
                                                              -----------    -----------
          Total expenses....................................    2,024,707      2,051,340
                                                              -----------    -----------
Net income (loss)...........................................      163,481        (46,944)
Partners' deficit at beginning of year......................   (3,630,880)    (3,583,936)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(3,467,399)   $ 3,630,880
                                                              ===========    ===========



                See accompanying notes to financial statements.

         4957


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Cash flows from operating activities:
  Net income (loss).........................................  $ 163,481     $ (46,944)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation...........................................    210,385       189,287
     Amortization of discounts and loan costs...............     81,289        78,753
     (Gain) loss on casualty events.........................   (147,000)        8,500
     Change in accounts:
       Receivables and deposits.............................    (56,800)      (14,373)
       Other assets.........................................    (13,919)        1,336
       Accounts payable.....................................     30,182        43,344
       Tenant security deposit liabilities..................     13,050         4,920
       Accrued taxes........................................    (11,034)        5,683
       Other liabilities....................................     18,673       (15,077)
                                                              ---------     ---------
          Net cash provided by operating activities.........    288,307       255,429
                                                              ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................   (432,278)      (94,111)
  Insurance proceeds received, net of repairs expense.......    391,000            --
  Net receipts from restricted escrows......................    122,542        20,281
                                                              ---------     ---------
          Net cash provided by (used in) investing
            activities......................................     81,264       (73,830)
                                                              ---------     ---------
Cash flows from financing activities:
  Payments on mortgaged notes payable.......................   (219,159)     (202,536)
                                                              ---------     ---------
          Net cash used in financing activities.............   (219,159)     (202,536)
                                                              ---------     ---------
          Net increase (decrease) in cash and cash
            equivalents.....................................    150,412       (20,937)
Cash and cash equivalents at beginning of year..............     26,198        47,135
                                                              ---------     ---------
Cash and cash equivalents at end of year....................  $ 176,610     $  26,198
                                                              =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 585,327     $ 601,951
                                                              =========     =========



                See accompanying notes to financial statements.

         4958


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Sycamore Creek Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated September 28, 1984. The Partnership owns and operates a 295 unit apartment complex, Sycamore Creek Apartments, in Cincinnati, Ohio.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include unamortized deferred loan costs of $113,787 and $136,934, respectively, which are amortized over the term of the related borrowing. Deferred loan costs are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

         4959

                       SYCAMORE CREEK ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


                           DECEMBER 31, 1997 AND 1996



  Reclassifications



     Certain 1996 amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net loss or partners' deficit as previously reported.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 consist of the following:



                                                                1997        1996
                                                              --------    --------
Capital Improvement Escrow -- A portion of the proceeds of
  the 1992 loan refinancing was placed into a capital
  improvement reserve account to be used for certain capital improvements. The capital improvements were completed in
  1996 and the excess funds were returned for property
  operations. ..............................................  $     --    $  7,971
Reserve Escrow -- A portion of the proceeds of the 1992 loan refinancing was placed into a reserve escrow and
  maintained with the lender. The funds are used for certain repair work, debt service, expenses and property taxes or
  insurance. The funds in the reserve escrow exceed the
  minimum balance required to be maintained by the lender
  during the term of the loan. .............................   186,592     301,163
                                                              --------    --------
                                                              $186,592    $309,134
                                                              ========    ========



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997          1996
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $65,417, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $7,329,744    $7,548,903
Second mortgage note payable in interest only monthly
  installments of $1,624, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     256,342       256,342
                                                              ----------    ----------
Principal balance at year end...............................   7,586,086     7,805,245
Less unamortized discount...................................    (324,989)     (383,132)
                                                              ----------    ----------
                                                              $7,261,097    $7,422,113
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:

1998.....................................................    $236,054
1999.....................................................     254,632
2000.....................................................     274,672
2001.....................................................     296,290
2002.....................................................   6,524,438
                                                           ----------
                                                           $7,586,086
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the

         4960

                       SYCAMORE CREEK ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


                           DECEMBER 31, 1997 AND 1996



excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                    1997       1996
              TYPE OF TRANSACTION                  AMOUNT     AMOUNT
              -------------------                 --------    -------
Management fee..................................  $101,578    $99,666
Partnership administration fee..................  $ 18,427    $19,692
Reimbursement for services of affiliates........  $ 30,526    $33,056
Construction oversight costs....................  $ 23,313    $18,549



NOTE E -- GAIN/LOSS ON CASUALTY EVENTS



     During 1997 the Partnership's operating property experienced a flood which destroyed part of the apartment complex. The Partnership will receive insurance proceeds totaling $397,000. Of this amount, $347,000 had been received as of December 31, 1997. The remaining $50,000 is recorded as a receivable at December 31, 1997. Costs to repair the affected units totaled approximately $531,000, of which $281,000 was capitalized as property improvements and replacements and $250,000 was expensed. This resulted in the Partnership recording a gain on casualty of $147,000 in the 1997 statement of operations. Included in accounts payable at December 31, 1997 is approximately $191,000 related to these repairs.



     During 1996 the clubhouse of the Partnership apartment complex was destroyed by fire. The Partnership received insurance proceeds totaling $294,000, which was recorded as a receivable at December 31, 1996, and recorded a loss on casualty of $8,500 that was included in operating expenses in the 1996 statement of operations. Costs to repair the clubhouse totaled $302,500 which was included in accounts payable at December 31, 1996.

         4961


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1995 AND 1994

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         4962


                          INDEPENDENT AUDITOR'S REPORT



General Partners


Sycamore Creek Associates, Limited:



     We have audited the accompanying balance sheets of Sycamore Creek Associates, Limited as of December 31, 1995 and 1994, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sycamore Creek Associates, Limited as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                          /s/ KPMG PEAT MARWICK LLP


Greenville, South Carolina


February 24, 1996

         4963


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1995           1994
                                                              -----------    -----------
Cash and cash equivalents:
  Unrestricted..............................................  $    47,135    $   154,046
  Restricted -- tenant security deposits....................       48,294         41,502
Accounts receivable.........................................        2,879          3,548
Escrow for taxes............................................      109,028         95,383
Restricted escrows (Note B).................................      329,415        336,863
Other assets................................................      161,416        183,226
Investment properties (Note C):
  Land......................................................      950,000        950,000
  Buildings and related personal property...................    9,272,790      9,187,293
                                                              -----------    -----------
                                                               10,222,790     10,137,293
  Less accumulated depreciation.............................   (6,606,933)    (6,353,048)
                                                              -----------    -----------
                                                                3,615,857      3,784,245
                                                              -----------    -----------
                                                              $ 4,314,024    $ 4,598,813
                                                              ===========    ===========

                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $    27,703    $    30,792
  Tenant security deposits..................................       46,795         41,380
  Accrued taxes.............................................      192,534        189,928
  Other liabilities.........................................       61,886         85,278
  Mortgage notes payable (Note C)...........................    7,569,042      7,704,803
Partners' Deficit...........................................   (3,583,936)    (3,453,368)
                                                              -----------    -----------
                                                              $ 4,314,024    $ 4,598,813
                                                              ===========    ===========



                See accompanying notes to financial statements.

         4964


                       SYCAMORE CREEK ASSOCIATES, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1995           1994
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $ 1,816,137    $ 1,819,632
  Other income..............................................      129,749        143,096
                                                              -----------    -----------
          Total revenues....................................    1,945,886      1,962,728
                                                              -----------    -----------
Expenses:
  Operating.................................................      547,165        477,906
  General and administrative (Note D).......................       55,031         44,641
  Property management fees (Note D).........................       97,108         98,775
  Maintenance...............................................      238,217        167,322
  Depreciation..............................................      253,885        399,629
  Interest..................................................      691,871        703,410
  Property taxes............................................      193,177        190,546
                                                              -----------    -----------
          Total expenses....................................    2,076,454      2,082,229
                                                              -----------    -----------
Loss on disposition of property.............................           --        (46,828)
                                                              -----------    -----------
Net loss....................................................     (130,568)      (166,329)
Partners' deficit at beginning of year......................   (3,453,368)    (3,287,039)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(3,583,936)   $(3,453,368)
                                                              ===========    ===========



                See accompanying notes to financial statements.

         4965


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1995          1994
                                                              ----------    ----------
Cash flows from operating activities:
  Net loss..................................................  $(130,568)    $(166,329)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................    253,885       399,629
     Amortization of discounts and loan costs...............     76,260        73,780
     Loss on disposition of property........................         --        46,828
     Changes in accounts:
       Restricted cash......................................     (6,792)       (1,892)
       Accounts receivable..................................        669        18,735
       Escrow for taxes.....................................    (13,645)        3,427
       Other assets.........................................     (1,336)           --
       Accounts payable.....................................     (3,089)        5,100
       Tenant security deposit liabilities..................      5,415         1,770
       Accrued taxes........................................      2,606         6,965
       Other liabilities....................................    (23,392)       27,337
                                                              ---------     ---------
          Net cash provided by operating activities.........    160,013       415,350
                                                              ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................    (85,497)      (97,128)
  Deposits to restricted escrows............................    (11,356)      (74,916)
  Receipts from restricted escrows..........................     18,804         1,270
                                                              ---------     ---------
          Net cash used in investing activities.............    (78,049)     (170,774)
                                                              ---------     ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................   (188,875)     (174,341)
                                                              ---------     ---------
          Net cash used in financing activities.............   (188,875)     (174,341)
                                                              ---------     ---------
          Net increase (decrease) in cash...................   (106,911)       70,235
Cash and cash equivalents at beginning of year..............    154,046        83,811
                                                              ---------     ---------
Cash and cash equivalents at end of year....................  $  47,135     $ 154,046
                                                              =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during year for interest........................  $ 615,611     $ 630,145
                                                              =========     =========



                See accompanying notes to financial statements.

         4966


                       SYCAMORE CREEK ASSOCIATES, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1995 AND 1994



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Sycamore Creek Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated September 28, 1984. The Partnership owns and operates a 295 unit apartment complex, Sycamore Creek Apartments, in Cincinnati, Ohio.



     The Partnerships' Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Management Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1995 and 1994 include deferred loan costs which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers cash and all highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of legal counsel's opinion, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Fair Value of Financial Instruments



     In 1995, the Partnership implemented Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, which requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The carrying amount of the Partnership's cash and cash equivalents, restricted deposits, funded reserves and financial instruments included in other assets and accrued and other liabilities are reasonable estimates of fair value due to their short-term nature. The Partnership estimates the fair value of its fixed rate mortgages by discounted cash flow analysis, based on estimated borrowing rates currently available to the Partnership. Based on current rates, the carrying amounts of the mortgage notes payable approximate fair value.



  Reclassifications



     Certain 1994 amounts have been reclassified to conform to the 1995 presentation. These reclassifications had no impact on net loss or partners' deficit as previously reported.

         4967

                       SYCAMORE CREEK ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


                           DECEMBER 31, 1995 AND 1994



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1995 and 1994 consist of the following:



                                                                1995        1994
                                                              --------    --------
Capital Improvement Escrow -- A portion of the proceeds of
  the loan were placed into a capital improvement reserve
  account to be used for certain capital improvements. The
  capital improvements were completed in calendar year 1995
  and the excess funds will be returned for property
  operations in 1996........................................  $ 29,344    $ 37,748
Reserve Escrow -- Established with a portion of the proceeds of the loan and maintained with the lender. The funds are
  used for certain repair work, debt service, expenses and
  property taxes or insurance. The funds in the reserve
  escrow exceed the minimum balance required to be
  maintained by the lender during the term of the loan......   300,071     299,115
                                                              --------    --------
                                                              $329,415    $336,863
                                                              ========    ========



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1995 and 1994 consist of the following:



                                                                 1995          1994
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $65,417, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $7,751,439    $7,940,314
Second mortgage note payable in interest only monthly
  installments of $1,624, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...     256,342       256,342
                                                              ----------    ----------
Principal balance at year end...............................   8,007,781     8,196,656
Less unamortized discount...................................    (438,739)     (491,853)
                                                              ----------    ----------
                                                              $7,569,042    $7,704,803
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1995 are as follows:



1996.....................................................  $  202,864
1997.....................................................     218,831
1998.....................................................     236,054
1999.....................................................     254,632
2000.....................................................     274,672
Thereafter...............................................   6,820,728
                                                           ----------
                                                           $8,007,781
                                                           ==========



     The principal balance of the mortgage notes may not be prepaid, in whole or in part, prior to November 15, 1997. Thereafter the principal may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

         4968

                       SYCAMORE CREEK ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


                           DECEMBER 31, 1995 AND 1994



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                            1995       1994
                   TYPE OF TRANSACTION                     AMOUNT     AMOUNT
                   -------------------                     -------    -------
Management fee...........................................  $97,108    $98,775
Partnership administration fee...........................  $19,206    $19,755
Reimbursement for services of affiliates.................  $27,844    $17,658
Construction fee.........................................  $    --    $17,089

         4969


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP

         4970

Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for

         4971

4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country

         4972

Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997; (xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997, (xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         4973

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         4974

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

         4975

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The

         4976

     combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         4977

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         4978

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         4979

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305 (xx)      (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan;

         4980

            (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of

         4981

            $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

         4982

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro

         4983

       forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         4984

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4985

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4986

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         4987

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4988

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         4989

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         4990

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         4991

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         4992

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         4993

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         4994


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         4995

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         4996


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         4997


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         4998


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         4999


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5000


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         5001

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         5002


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         5003


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5004


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         5005


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         5006


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         5007


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========
                                  LIABILITIES AND PARTNERS' CAPITAL
Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         5008


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         5009


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005



(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.

         5010


(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)



(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5011


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)



(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.

         5012


(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)



(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5013


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         5014

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5015


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         5016

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5017

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Sycamore Creek Associates, L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Sycamore Creek Associates, L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $100 in cash, or 2.75 Common OP Units of the Purchaser, or 4.00 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

          1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


          2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


          3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


          4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         5018

          5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


          6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



          7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



          8. Performed a site inspection of the Property;



          9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



          10. Reviewed information provided by the Company relating to debt encumbering the Property; and



          11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP

         5019

Units or Common OP Units if the Offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         5020

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a B.A. from Harvard College, a J.D. from
                                       Harvard Law School and is admitted as a member of the
                                       Massachusetts Bar.

         5021


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was a partner in the law firm of Skadden, Arps, Slate,
                                       Meagher & Flom LLP from 1989 to 1998 and was Managing
                                       Partner of the firm's

         5022


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Brussels, Budapest and Moscow offices from 1992 through
                                       1994. Mr. Foye is also Deputy Chairman of the Long Island
                                       Power Authority and serves as a member of the New York State
                                       Privatization Council. He received a B.A. from Fordham
                                       College and a J.D. from Fordham University Law School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association and the Apartment Association
                                       of Metro Denver. Mr. Ira received a B.S. from Metropolitan
                                       State College in 1975.

         5023

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services,
                                       hydrocarbon and engineering industries.

         5024

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         5025

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         5026


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                          Texas Residential Investors

                              Limited Partnership
                        in exchange for your choice of:

          1,479.50 of our 8.0% Class Two Partnership Preferred Units;


                   956.00 of our Partnership Common Units; or


                                $36,987 in cash.


      Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 18% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $36,987 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns three residential apartment properties. We cannot predict when the properties may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in three properties to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         5027

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-8
  Fairness of the Offer........................     S-9
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Texas
    Residential Investors Limited
    Partnership................................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Properties.......................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-35
  Fairness to Unitholders who Tender their
    Units......................................    S-36
  Fairness to Unitholders who do not Tender
    their Units................................    S-37
  Comparison of Consideration to Alternative
    Consideration..............................    S-37
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-46
  Property Management..........................    S-46
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-47
  Borrowing Policies...........................    S-47
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-49
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-50
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-52
  Overview.....................................    S-52
  Results of Operations........................    S-52
THE OFFER......................................    S-55
  Terms of the Offer; Expiration Date..........    S-55
  Acceptance for Payment and Payment for
    Units......................................    S-55
  Procedure for Tendering Units................    S-56
  Withdrawal Rights............................    S-59

         5028


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-59
  Proration....................................    S-60
  Fractional OP Units..........................    S-60
  Future Plans of the AIMCO Operating
    Partnership................................    S-60
  Voting by the AIMCO Operating Partnership....    S-61
  Dissenters' Rights...........................    S-61
  Conditions of the Offer......................    S-61
  Effects of the Offer.........................    S-64
  Certain Legal Matters........................    S-64
  Fees and Expenses............................    S-66
  Accounting Treatment.........................    S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-68
  Disguised Sale Treatment.....................    S-68
  Adjusted Tax Basis...........................    S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-69
  Passive Activity Losses......................    S-69
  Tax Reporting................................    S-70
  Foreign Offerees.............................    S-70
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-70
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-79
DESCRIPTION OF PREFERRED OP UNITS..............    S-85
  General......................................    S-85
  Ranking......................................    S-85



                                                  PAGE
                                                  -----
  Distributions................................    S-85
  Allocation...................................    S-86
  Liquidation Preference.......................    S-86
  Redemption...................................    S-87
  Voting Rights................................    S-87
  Restrictions on Transfer.....................    S-88
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-88
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-90
CONFLICTS OF INTEREST..........................    S-94
  Conflicts of Interest with Respect to the
    Offer......................................    S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-94
  Competition Among Properties.................    S-94
  Features Discouraging Potential Takeovers....    S-94
  Future Exchange Offers.......................    S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-95
LEGAL MATTERS..................................    S-96
EXPERTS........................................    S-96
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         5029

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a controlling ownership interest in the general partner of your partnership, Winthrop Securities Co., Inc., and the company that manages each property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your three properties to be worth a total of $12,738,000, less approximately $832,623 of deferred maintenance and investment. It is possible, that the sale of the properties could result in you receiving more per unit than in our offer.

         5030


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's properties. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         5031


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2040 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages three properties to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $2,959 per year on the number of Preferred OP Units, or distributions of $2,390 per year on the number of Common OP Units, that you would receive in exchange for each of your

         5032


partnership's units. During 1998, your partnership paid no cash distributions. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         5033

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTIES. It is not known when the properties owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until each property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns three properties. The general partner of your partnership continually considers whether the properties should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the properties will be sold or otherwise disposed of. However, there is no current plan or intention to sell the properties in the near future.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26,

         5034


1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's properties in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in December 2002. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's properties. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may

         5035


       receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $2,390 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,402 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         5036


     - No Proposal to Sell the Properties. We are not proposing to try to liquidate the partnership and sell the partnership's properties and distribute the net proceeds. An arms-length sale of such properties after offering each property for sale through licensed real estate brokers might be a better way to determine the true value of the properties rather than the method we chose. The sale of the properties and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the [property] at the present time. At the current time we do not believe that a sale of the properties would be advantageous given market conditions, the condition of the properties and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the properties and the tax consequences to you and your partners upon a sale of the properties.


     For a description of certain risks of our offer, see "Risk Factors."

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). Generally, we assign the initial capitalization rates as detailed below to properties in these categories. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because two of your properties net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward. See the table below for final capitalization rates used on your properties. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.



                                                                     CAPITALIZATION
                             LOCATION/      INITIAL       MORTGAGE     RATE ADJ.      CAPITALIZATION       FINAL
                             CONDITION   CAPITALIZATION   INTEREST      (DUE TO         RATE ADJ.      CAPITALIZATION
         PROPERTY             RATING          RATE          RATE     INTEREST RATE)    (DUE TO NOI)         RATE
         --------            ---------   --------------   --------   --------------   --------------   --------------
Crossbridge Apartments.....     C/C          11.00%         7.00%         0.00%            0.00%           11.00%
Ryan's Pointe..............     B/B          10.25%         7.60%         0.25%            1.42%            9.08%
The Park at Deerbrook......     B/B          10.25%         7.60%         0.25%            0.83%            9.67%



Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your

         5037


partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



CROSS BRIDGE
Net operating income........................................     334,000
Capitalization rate.........................................       11.00%
RYAN'S POINTE
Net operating income........................................     672,000
Capitalization rate.........................................        9.08%
                                                              ----------
THE PARK AT DEERBROOK
Net operating income........................................     222,000
Capitalization rate.........................................        9.67%
                                                              ----------
Gross valuation of partnership properties...................  12,738,000
Plus: Cash and cash equivalents.............................     583,517
Plus: Other partnership assets, net of security deposits....     720,489
Less: Mortgage debt, including accrued interest.............  (6,102,559)
Less: Accounts payable and accrued expenses.................    (105,090)
Less: Other liabilities.....................................    (576,266)
                                                              ----------
Partnership valuation before taxes and certain costs........   7,258,091
Less: Disposition fees......................................     (60,760)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................    (832,623)
Less: Closing costs.........................................    (318,450)
                                                              ----------
Estimates net valuation of your partnership.................   6,046,258
Percentage of estimated net valuation allocated to holders
  of units..................................................      102.77%(1)
                                                              ----------
Estimated net valuation of units............................   6,213,751
  Total number of units.....................................       168.0
                                                              ----------
Estimated valuation per unit................................      36,987
                                                              ==========
Cash consideration per unit.................................      36,987
                                                              ==========



(1) If the general partner has a deficit capital account upon liquidation of the partnership, the general partner must contribute cash to the partnership in an amount equal to the lesser of (a) the deficiency in the capital account, or (b) 1.01% of the LPs capital contributions, reduced by any previous contributions made by the general partner.



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $36,987 by the $25 liquidation preference of each Preferred OP Unit to get 1,474.50 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $36,987 by a price of $38.69 to get 956 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe

         5038

the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.

     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's properties within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $36,987
Partnership Preferred Units.................................  $36,987
Partnership Common Units....................................  $36,987
Alternatives:
  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $36,987
  Estimated going concern value.............................  $32,302
  Net book value............................................  $44,555



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.

         5039


YOUR PARTNERSHIP



     Your Partnership and its Property. Texas Residential Investors Limited Partnership is a Delaware limited partnership which was formed on May 21, 1991 for the purpose of owning and operating one apartment property in Dallas, Texas and two apartment properties in Houston, Texas, known as "Crossbridge Apartments", "Park at Deerbrook Apartments" and "Ryan's Pointe Apartments," respectively. There are 160 apartment units in Crossbridge Apartments. Park at Deerbrook Apartments has 280 apartment units. In Ryan's Pointe Apartments, there are 100 apartment units. Your partnership has no employees. As of September 30, 1998, there were 168 units of limited partnership interest issued and outstanding, which were held of record by 163 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $10,500,000 of limited partnership units in 1991. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $41,763.17 per unit. Your partnership currently owns three properties.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2040, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership properties within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $4,407,985 on Ryan's Pointe Apartments, payable to Metropolitan Life, which bears interest at a rate of 7.61%. Such mortgage debt is due December 2002. There is also a mortgage note on The Park of Deerbrook Apartments, the balance of which is $1,548,752. This note is payable to Metropolitan Life, bears interest at 7.61% and is due December 2002. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         5040

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,479.50 of our Class Two Partnership Preferred Units;



     - 956 of our Partnership Common Units; or



     - $36,987 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 18% of the outstanding 168 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,479.50 Preferred OP Units, 956 Common OP Units, or $36,987 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 18% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         5041

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         5042


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $36,987 in cash, 1,479.50 Preferred OP Units or 956 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         5043


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $36,987.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's properties and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's properties. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $42,676.95 for the fiscal year ended December 31, 1998. The property manager received management fees of $163,073 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's properties and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's properties is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $1,146,597 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         5044

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         5045

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         5046

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............      (16,740)        955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         5047


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         5048


SUMMARY FINANCIAL INFORMATION OF TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP



     The summary financial information of Texas Residential Investors Limited Partnership the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Texas Residential Investors Limited Partnership for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                  -----------------------   --------------------------------------------------------------
                                     1998         1997         1997         1996         1995         1994         1993
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues................  $2,458,384   $2,380,478   $3,173,970   $2,813,082   $2,865,809   $2,838,748   $2,812,474
  Net Income/(Loss).............     315,068      124,134      165,512     (116,678)     498,026      598,831      378,585
  Net Income per limited
    partnership unit............    1,856.65       731.50       975.34      (687.57)    2,934.80     3,528.83     2,230.95
  Distributions per limited
    partnership unit............                 1,008.17     1,008.17    37,000.00     3,792.93     5,007.25
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)....................          --           --                                                               --



                                       SEPTEMBER 30,                                 DECEMBER 31,
                                  -----------------------   --------------------------------------------------------------
                                     1998         1997         1997         1996         1995         1994         1993
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents.....  $  652,479   $  604,006   $  675,795   $  388,637   $6,620,669   $  892,063   $  975,157
  Real Estate, Net of
    Accumulated Depreciation....  12,083,859   12,035,154   11,964,890   12,250,545   12,438,432   12,514,579   12,651,544
  Total Assets..................  14,602,384   14,302,467   14,301,097   14,306,577   20,375,735   14,524,115   14,889,443
  Notes Payable.................   5,988,917    6,116,060    6,102,560    6,156,558    6,235,909           --           --
  General Partners'
    Capital/(Deficit)...........    (524,990)    (456,993)    (528,141)    (471,472)    (464,083)    (452,591)    (460,287)
  Limited Partners'
    Capital/(Deficit)...........   8,325,242    7,910,799    8,013,325    8,018,840   14,350,351   14,488,145   14,728,108
  Partners' Capital/(Deficit)...   7,800,252    7,443,805    7,485,184    7,547,368   13,886,268   14,025,454   14,267,841
  Total Distributions...........          --      227,596      227,696    6,222,222      637,212      841,218           --
  Book value per limited
    partnership unit............   49,555.01    47,088.09    47,698.36    47,731.19    85,418.76    88,238.96    87,667.31
  Net increase (decrease) in
    cash and cash equivalents...     (29,316)     215,389      287,158   (6,232,032)   5,728,505      (83,094)     975,157
  Net cash provided by operating
    activities..................     336,888      490,589      930,271      207,144      899,536      970,727      736,486
  Ratio of earnings to fixed
    charges.....................      1.79/1       1.38/1       1.36/1       0.75/1           --           --           --


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                                TEXAS
                                                                             RESIDENTIAL
                                                                 AIMCO        INVESTORS
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $2,390           $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................     $2,959           $0

         5049

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         5050

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's properties. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your properties to be worth a total of $12,738,000 less approximately $832,623 of deferred maintenance and investment not considered by the appraiser. It is possible, that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's properties from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such

         5051


disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's properties. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         5052


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2040 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages three properties to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         5053


is equivalent to distributions of $2,959 per year on the number of Preferred OP Units, or distributions of $2,402 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid no cash distributions. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

         5054

holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTIES. It is not known when the properties owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until each property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns three properties. The general partner of your partnership continually considers whether the properties should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the properties will be sold or otherwise disposed of. However, there is no current plan or intention to sell the properties in the near future.

         5055


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 6.548% interest, consisting of a 6.548% limited partnership interest and a 0% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         5056


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         5057

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's properties would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $124,134 for the nine months ended September 30, 1997, to $315,068 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's properties in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in December 2002. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units.

         5058


A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require approval of limited partners owning in the aggregate 50% of the partnership units outstanding. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the properties it owns. The general partner of your partnership considers sale of your partnership's properties from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the properties owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         5059


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of 2,959 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $2,309 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         5060


     - No Proposal to Sell the Properties. We are not proposing to try to liquidate the partnership and sell the partnership's properties and distribute the net proceeds. An arms-length sale of the properties after offering each property for sale through licensed real estate brokers might be a better way to determine the true value of the properties rather than the method we chose. The sale of the properties and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the properties would be advantageous given market conditions, the condition of the properties and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). Generally, we assign the initial capitalization rates as detailed below to properties in these categories. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because two of your properties net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward. See table below for final capitalization rates used on your properties. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.



                                                                     CAPITALIZATION
                             LOCATION/      INITIAL       MORTGAGE     RATE ADJ.      CAPITALIZATION       FINAL
                             CONDITION   CAPITALIZATION   INTEREST      (DUE TO         RATE ADJ.      CAPITALIZATION
PROPERTY                      RATING          RATE          RATE     INTEREST RATE)    (DUE TO NOI)         RATE
--------                     ---------   --------------   --------   --------------   --------------   --------------
Crossbridge Apartments.....     C/C          11.00%         7.00%         0.00%            0.00%           11.00%
Ryan's Pointe..............     B/B          10.25%         7.60%         0.25%            1.42%            9.08%
The Park at Deerbrook......     B/B          10.25%         7.60%         0.25%            0.83%            9.67%



Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:

         5061

     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                   ESTIMATED
                                             FISCAL 1997 NET    CAPITALIZATION   GROSS PROPERTY
                 PROPERTY                    OPERATING INCOME        RATE            VALUE
                 --------                    ----------------   --------------   --------------
Crossbridge Apartments.....................      $334,000(1)        11.00%        $ 3,037,991
Ryan's Pointe Apartments...................      $672,000(2)         9.08%        $ 7,400,000
Park at Deerbrook Apartments...............      $222,000(3)         9.67%        $ 2,300,000
Estimated Total Gross Property Value.......                                       $12,738,000


---------------


     (1) The total net operating income is equal to total revenues of $833,138, less total expenses of $450,959 and recurring replacement costs of $48,000.



     (2) The total net operating income is equal to total revenues of $1,663,366, less total expenses of $907,252 and recurring replacement costs of $84,000.



     (3) The total net operating income is equal to total revenues of $624,557, less total expenses of $372,084 and recurring replacement costs of $30,000.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $6,046,258. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 102.77% of the estimated liquidation proceeds are assumed to be

         5062

       distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.




CROSS BRIDGE
Net operating income........................................      334,000
Capitalization rate.........................................        11.00%
                                                              -----------
RYAN'S POINTE
Net operating income........................................      672,000
Capitalization rate.........................................         9.08%
                                                              -----------
THE PARK AT DEERBROOK
Net operating income........................................      222,000
Capitalization rate.........................................         9.67%
                                                              -----------
Gross valuation of partnership properties...................   12,738,000
Plus: Cash and cash equivalents.............................      583,517
Plus: Other partnership assets, net of security deposits....      720,489
Less: Mortgage debt, including accrued interest.............   (6,102,559)
Less: Accounts payable and accrued expenses.................     (105,090)
Less: Other liabilities.....................................     (576,266)
                                                              -----------
Partnership valuation before taxes and certain costs........    7,258,091
Less: Disposition fees......................................      (60,760)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (832,623)
Less: Closing costs.........................................     (318,450)
                                                              -----------
Estimated net valuation of your partnership.................    6,046,258
Percentage of estimated net valuation allocated to holders
  of units..................................................       102.77%(1)
                                                              -----------
Estimated net valuation of units............................    6,213,751
  Total number of units.....................................        168.0
                                                              -----------
Estimated valuation per unit................................       36,987
                                                              ===========
Cash consideration per unit.................................       36,987
                                                              ===========



(1) If the general partner has a deficit capital account upon liquidation of the partnership, the general partner must contribute cash to the partnership in an amount equal to the lesser of (a) the deficiency in the capital account, or (b) 1.01% of the LPs capital contributions, reduced by any previous contributions made by the general partner.



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $36,987 by the $25 liquidation preference of each Preferred OP Unit to get 1,479.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $36,987 by a price of $38.69 to get 956 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $6,046,258 or 1.06% is the net valuation of your partnership.

         5063


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's properties has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $124,134 for the nine months ended September 30, 1997 to $315,068 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         5064


        11. The estimated unit value of $36,987, based on a total estimated value of your partnership's properties of $12,738,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's properties. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $2,959 per year on the number of Preferred OP Units, or distributions of $2,390 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         5065

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         5066


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2040, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $36,987
Partnership preferred units.................................  $36,987(1)
Partnership common units....................................  $36,987(1)
Alternatives:
                                                                  Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $36,987
  Estimated going concern value.............................  $32,302
  Net book value............................................  $44,555


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

         5067

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 17.5%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $32,302 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book value per unit is $44,555 and above the offer price. Net book value is not considered to reflect a market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $38,928 per unit, going concern value of $35,830 per unit and liquidation value of $36,608 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations under "Fairness of the Offer -- Comparison of Consideration to Alternative
Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably

         5068


could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation
value per unit represents premiums (discounts) to the offer price of $     ,
$     and $     . In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 102.77% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and

         5069

other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses and forecasts prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                              CROSSBRIDGE APTS.   RYAN'S POINTE   PARK AT DEERBROOK
                                              -----------------   -------------   -----------------
Total Revenues..............................      $ 820,978        $1,692,050         $ 638,061
Operating Expenses..........................       (480,238)         (982,345)         (379,889)
Replacement Reserves -- Net.................       (302,771)         (366,754)         (158,747)
Debt Service................................              0          (413,185)         (146,063)
Capital Expenditures........................        (39,900)          (46,360)          (10,900)
                                                  ---------        ----------         ---------
          Net Cash Flow.....................      $  (1,931)       $ (116,594)        $ (57,538)
                                                  =========        ==========         =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.

         5070

     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at capitalization rates ranging from 9.08% to 11.0%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership: (i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and [(iii) extraordinary capital expenditure estimates in the amount of $832,623. A disposition fee of $60,760 and a deficit restoration obligation of 168,681. Stanger observed that your partnership liquidation value of $6,213,751 was divided by the total units outstanding of 168 to provide the liquidation value per unit of $36,987.

         5071


     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $1,228,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by: (i) partnership administrative expenses of $70,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at capitalization rate ranges of 9.58% to 11.5%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 17.5%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 12.1%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 168 to achieve management's estimate of going concern value of $32,302 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $36,987 per unit is equal to management's estimate of liquidation value, and reflects a 15% premium to management's estimate of going concern value $32,302. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing on the third year following the closing of this transaction, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.5%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value,

         5072


liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 17.5% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 17.5% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 45% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, estimates of deficit restoration obligations, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $38,928, $35,830 and $36,608 representing premiums (discounts) to the offer price of 5.2%, (3.1%) and (1.0%). See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with

         5073

respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $15,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.


                                YOUR PARTNERSHIP


GENERAL



     Texas Residential Investors Limited Partnership, is a Delaware limited partnership which completed a private offering in May 21, 1991. Insignia acquired the general partner of your partnership in November 1997. AIMCO acquired Insignia in October 1998. There are currently a total of 163 limited partners of your partnership and a total of 168 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the properties described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.

         5074


YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on May 21, 1991 for the purpose of owning one apartment property in Dallas, Texas and two apartment properties in Houston, Texas, known as "Crossbridge Apartments", "Park at Deerbrook Apartments" and "Ryan's Pointe Apartments," respectively. There are 160 apartment units in Crossbridge Apartments. Park at Deerbrook Apartments has 280 apartment units. In Ryan's Pointe Apartments, there are 100 apartment units. Both Ryan's Pointe Apartments and The Park of Deerbrook Apartments are owned by the partnership but are subject to a mortgage. Your partnership's properties had an average occupancy rate for all three properties of approximately 96.70% in 1998.



     Your partnership's properties provide residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations for 1999 total $832,623 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, gutters and downspouts, plumbing siding/trim/facia/soffits, exterior paint, stairwells, balconies, sidewalks, drives and parking lots, landscape and irrigation, life support systems, pool, heating, ventilation and air conditioning systems, electrical and exterior lighting.



     Set forth below are the average rents for the three apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $466    $411    $417    $403    $377



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the three properties are as follows:



                                1998 TOTAL        1998 ASSESSED     1998 AVERAGE    1999 PROJECTED
       PROPERTY NAME         REAL ESTATE TAXES    PROPERTY VALUE      TAX RATE         TAX RATE
       -------------         -----------------    --------------    ------------    --------------
Crossbridge................      $ 93,910           $3,468,030          2.71%            2.84%
Ryan's Pointe..............       113,859            5,845,400          1.95%            2.05%
The Park at Dearbrook......        68,356            2,437,330          2.81%            2.95%



PROPERTY MANAGEMENT



     Your partnership's properties are managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's properties, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2040 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's properties within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's properties as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited

         5075


partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's properties by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the properties specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's properties primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 466% and $479, respectively, at December 31, 1998, compared to 97% and $466, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy to remain strong rental rates to improve in the near future because of the propertys' locations in favorable markets and due to the amenities which are offered at each property. In addition, the general partner noted that it expects to spend approximately $832,623 for capital expenditures and improvements at the property in 1999 to update and improve the propertys' appearance. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $4,407,985 on Ryans Pointe Apartments, payable to Metropolitan Life, which bears interest at a rate of 7.61%. Such mortgage debt is due December 2002. There is also a mortgage note on The Park of Deerbrook Apartments, the balance of which is $1,548,752. This note is payable to Metropolitan Life, bears interest at 7.61% and is due December 2002. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.

         5076


COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $10,500,000 of limited partnership units in 1991. Your partnership currently owns three apartment properties.



     Your partnership used the funds raised to purchase its properties and it has expended the funds so raised many years ago. Your partnership currently owns the properties described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2040, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership and its affiliates who perform services on behalf of your partnership will not incur any liability, responsibility or accountability for damages or otherwise to your partnership or any limited partner arising out of any acts performed or any omission by any of them if they believed in good faith that such act or omission was in the best interests of your partnership and such course of conduct did not constitute negligence or misconduct on the part of the such person. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will indemnify and save harmless the general partner and its affiliates who perform services on behalf of your partnership, to the full extent permitted by law, against any loss, damage, liability, cost or expense (including reasonable attorneys' fees) incurred by them in connection with your partnership provided that such loss, damage, liability, cost or expense was not the result of negligence or misconduct on the part of such persons. Such indemnity will be paid from, and only to the extent of, partnership assets. However, the general partner, its affiliates and any placing broker will be liable and not be indemnified from any loss, damage or cost resulting from the violation of any federal or state securities law in connection with the sale of units unless (i) there has been a successful adjudication on the merits of each count involving such securities law violation, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction or
(iii) a court of competent jurisdiction approves a settlement of such claim. In such claim for indemnification for federal or state securities law violation, the party seeking indemnification must place before the court the position of the SEC and any other applicable regulatory agency with respect of the issue of indemnification for securities law violations.

         5077


     No partnership funds will be used to purchase any insurance that insures any party against any liability that is prohibited by your partnership's agreement of limited partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31          AMOUNT    AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------          -------   ------------------   ------------------   ------------
1993..................................  $     0           $0                $      0         $        0
1994..................................        0            0                       0                  0
1995..................................    3,793            0                  41,305            157,710
1996..................................   37,037            0                 407,024          1,554,000
1997..................................    1,355            0                  11,090             42,343
1998..................................        0            0                       0                  0
                                        -------           --                --------         ----------
          Total.......................  $42,185           $0                $459,419         $1,754,053
                                        =======           ==                ========         ==========


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



YEAR                                                          DISTRIBUTIONS
----                                                          -------------
1994........................................................     $ 4,300
1995........................................................       3,755
1996........................................................      37,000
1997........................................................       1,000
1998........................................................     [     ]



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 6.548% interest in your partnership, including the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         5078


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $42,877
1995........................................................     45,450
1996........................................................     48,177
1997........................................................     58,706
1998........................................................     42,677



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                FEES
                            ----                              --------
                                                                   Not
1994........................................................  available
1995........................................................  $138,499
1996........................................................   137,205
1997........................................................   152,785
1998........................................................   163,073



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         5079


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                                 TEXAS RESIDENTIAL INVESTORS LP
                                 -----------------------------------------------------------------------------------------------
                                       FOR THE NINE
                                       MONTHS ENDED                                  FOR THE YEAR ENDED
                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents......  $   652,479   $   604,006   $   675,795   $   388,637     6,620,669       892,063   $   975,157
Land & Building................   15,323,023    14,791,879    14,842,560    14,639,835    14,373,866    14,048,403    13,813,472
Accumulated Depreciation.......   (3,239,164)  $(2,756,725)   (2,877,870)   (2,389,290)   (1,935,434)   (1,533,824)   (1,161,929)
Other Assets...................    1,866,046     1,662,308     1,660,612     1,667,395     1,316,634     1,117,473     1,242,742
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets...........  $14,602,384   $14,302,467   $14,301,097   $14,306,577   $20,375,735   $14,524,115   $14,889,443
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable..................    5,988,917     6,116,060     6,102,560     6,156,558     6,235,909            --            --
Other Liabilities..............      813,215       742,602       713,353       602,651       253,558       498,661       601,602
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities......  $ 8,802,132   $ 6,858,661   $ 6,815,913   $ 6,759,209   $ 6,489,467   $   498,661   $   601,602
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners Deficit.......  $ 7,800,252   $ 7,443,806   $ 7,485,184   $ 7,547,368   $13,886,268   $14,025,454   $14,267,841
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                              TEXAS RESIDENTIAL INVESTORS LP
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED                                  FOR THE YEAR ENDED
                                      SEPTEMBER 30,                                 DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $2,343,023   $2,262,952   $3,017,269   $2,661,069   $2,701,538   $2,609,592   $2,444,750
Other Income...................     115,361   $  117,626      156,701      152,013      164,271      229,156      367,724
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenue..........  $2,458,384   $2,380,478   $3,173,970   $2,813,082   $2,865,809   $2,838,748   $2,812,474
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............     840,045   $  936,119   $1,248,159   $1,285,755   $1,214,949   $1,299,665   $1,314,623
General & Administrative.......     271,089   $  294,019      392,025      291,590      343,180      203,187      220,871
Depreciation...................     366,435   $  366,435      488,580      453,856      401,610      371,896      357,901
Interest Expense...............     399,379   $  348,914      465,218      475,477           --           --      183,960
Property Taxes.................     266,368      310,857      414,476      423,082      408,044      365,169      358,534
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........  $2,143,316   $2,256,344   $3,008,458   $2,929,760   $2,367,783   $2,239,917   $2,433,889
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income before extraordinary
  items........................  $  315,068   $  124,134   $  165,512   $ (116,678)  $  498,026   $  598,831   $  378,585
Extraordinary Items
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income (Loss)..............  $  315,068   $  124,134   $  165,512   $ (116,678)  $  498,026   $  598,831   $  378,585
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income per limited
  partnership unit.............  $ 1,856.65   $   731.50   $   975.34   $  (687.57)  $ 2,934.80   $ 3,528.83   $ 2,230.95
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............  $       --   $ 1,008.17   $ 1,008.17   $37,000.00   $ 3,792.93   $ 5,007.25   $       --
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

         5080


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW


     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.

RESULTS OF OPERATIONS

  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997

     NET INCOME

     Your Partnership recognized net income of $315,068 for the nine months ended September 30, 1998, compared to $124,134 for the nine months ended September 30, 1997. The increase in net income of $190,934 was primarily the result of a decrease in overall expenses, coupled with a increase in rental revenues. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the Partnership Property totaled $2,458,384 for the nine months ended September 30, 1998, compared to $2,380,478 for the nine months ended September 30, 1997, an increase of $77,906, or 3.3%. This is due primarily to an increase in rental rates at the property during the period

     EXPENSES

     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $894,957 for the nine months ended September 30, 1998, compared to $936,119 for the nine months ended September 30, 1997, a decrease of $41,162, or 4%. General and administrative expenses decreased $22,930 to $271,089 for the nine months ended September 30, 1998, compared to the corresponding period of 1997. Depreciation expense was comparable for both periods. Interest expense totaled $344,467 for the nine months ended September 30, 1998, compared to $348,914 for the nine months ended September 30, 1997, a decrease of $4,447. This decrease is due to a lower outstanding mortgage balance resulting from principal payments made during the period.

  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996

     NET INCOME

     Your Partnership recognized net income of $165,512 for the year ended December 31, 1997, compared to a net loss of $116,678 for the year ended December 31, 1996. The increase in net income of $282,190 was primarily the result of an increase in rental income. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the partnership's property totaled $3,173,970 for the year ended December 31, 1997, compared to $2,813,082 for the year ended December 31, 1996, an increase of $360,888, or 12.8%.

         5081

     EXPENSES

     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,248,159 for the year ended December 31, 1997, which is comparable to the expenses incurred for the previous year.

     GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expenses totaled $392,025, an increase of $100,435 from prior year.

     DEPRECIATION EXPENSE

     Depreciation expense increased $34,724 to $488,580 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.

     INTEREST EXPENSE

     Interest expense totaled $465,218 for the year ended December 31, 1997, compared to $475,477 for the year ended December 31, 1996, a decrease of $10,259, or 2.2%. The decrease is a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.

  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995

     NET INCOME

     Your Partnership incurred a net loss of $116,678 for the year ended December 31, 1996, compared to net income of $498,026 for the year ended December 31, 1995. The increase in net loss of $614,704 was primarily the result of interest expense related to the property obtaining financing in December of 1995. In addition, rental revenue declined as overall expenses grew. These factors are discussed in more detail in the following paragraphs.

     REVENUES

     Rental and other property revenues from the partnership's property totaled $2,813,082 for the year ended December 31, 1996, compared to $2,865,809 for the year ended December 31, 1995, a decrease of $52,727.

     EXPENSES

     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,285,755 for the year ended December 31, 1996, compared to $1,214,949 for the year ended December 31, 1995, an increase of $70,806 or 5.8%.

     DEPRECIATION EXPENSE

     Depreciation expense increased $52,246, or 13% due primarily to capitalized additions to the investment property during the year ended December 31, 1996.

     INTEREST EXPENSE

     Interest expense totaled $475,477 for the year ended December 31, 1996, compared to $0 for the year ended December 31, 1995. The increase is due to the partnership obtaining a mortgage on the property as of December 28,1995.

     LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1998, Your Partnership had $556,262 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and

         5082

interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $5,988,917. The mortgage requires monthly payments of approximately $46,530 until December, 2002, on which date a balloon payment of approximately $5,656,731 is due. The note is collateralized by pledge of land and buildings and has a stated interest rate of 7.61%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         5083

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 18% of the outstanding 168 units of your partnership (up to 31 units) for consideration per unit of (i) 1,479.50 Preferred OP Units, (ii) 956 Common OP Units, or (iii) $36,987 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         5084

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         5085

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         5086

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         5087

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         5088

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 18% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 18% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 18% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 18%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         5089


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         5090


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         5091

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         5092


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         5093


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         5094


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         5095

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         5096

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         5097


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         5098

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         5099


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         5100

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law for the purpose      as a Delaware limited partnership. The AIMCO
of owning and managing Crossbridge                Operating Partnership owns interests (either
Apartments, Park at Deerbrook Apartments and      directly or through subsidiaries) in
Ryan's Pointe Apartments, respectively.           numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is           Partnership Agreement") or as provided by
December 31, 2040.                                law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
an interest as a general partner in Texas         Partnership is to conduct any business that
Apartment Investors and to hold, own,             may be lawfully conducted by a limited
maintain, sell, transfer, convey, exchange,       partnership organized pursuant to the
otherwise dispose or deal in this                 Delaware Revised Uniform Limited Part-
partnership interest. Subject to                  nership Act (as amended from time to time,
restrictions contained in your partnership's      or any successor to such statute) (the
agreement of limited partnership, your            "Delaware Limited Partnership Act"),
partnership may perform all acts neces-           provided that such business is to be
sary, advisable or convenient to the              conducted in a manner that permits AIMCO to
business of your partnership including            be qualified as a REIT, unless AIMCO ceases
borrowing money and creating liens.               to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         5101
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 105 units for cash and      limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
general partner may increase the total            established by the general partner in its
number of units sold to 168 units in its          sole discretion. The net capital
sole discretion. The capital contribution         contribution need not be equal for all OP
need not be equal for all limited partners        Unitholders. No action or consent by the OP
and no action or consent is required in           Unitholders is required in connection with
connection with the admission of any              the admission of any additional OP
additional limited partners.                      Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
In addition, the general partner may sell         accompanying Prospectus. Subject to Delaware
additional limited partnership interests on       law, any additional partnership interests
such terms and conditions and the additional      may be issued in one or more classes, or one
limited partners will have such rights and        or more series of any of such classes, with
obligations as the general partner                such designations, preferences and relative,
determines; provided that the general             participating, optional or other special
partner must first offer such interests to        rights, powers and duties as shall be
the original limited partners. With the           determined by the general partner, in its
consent of the limited partners holding a         sole and absolute discretion without the
majority of the units, the general partner        approval of any OP Unitholder, and set forth
may also sell other equity interests in your      in a written document thereafter attached to
partnership, other than units, which have         and made an exhibit to the AIMCO Operating
such rights as the general partner may            Partnership Agreement.
determine.



                  Restrictions Upon Related Party Transactions


Your partnership may pay the general partner      The AIMCO Operating Partnership may lend or
or its affiliates fees for various goods and      contribute funds or other assets to its
services, including, without limitation,          subsidiaries or other persons in which it
insurance, insurance broker-                      has an equity investment,

         5102
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

age, mortgage brokerage in connection with        and such persons may borrow funds from the
financings and refinancings of your               AIMCO Operating Partnership, on terms and
partnership's property, management,               conditions established in the sole and
rehabilitation, construction supervision,         absolute discretion of the general partner.
leasing and property brokerage at the then        To the extent consistent with the business
prevailing market rates in the vicinity of        purpose of the AIMCO Operating Partnership
your partnership's property. Although your        and the permitted activities of the general
partnership may not make loans to the             partner, the AIMCO Operating Partnership may
general partner or any of its affiliates,         transfer assets to joint ventures, limited
the partners and their affiliates may lend        liability companies, partnerships,
money to your partnership. Such loans will        corporations, business trusts or other
be evidenced by promissory notes which bear       business entities in which it is or thereby
interests at a commercially reasonably rate       becomes a participant upon such terms and
not in excess of the lesser of the maximum        subject to such conditions consistent with
rate permitted by law and 3% above the "base      the AIMCO Operating Partnership Agreement
rate" of The First National Bank of Boston        and applicable law as the general partner,
and be subordinate to the obligation of your      in its sole and absolute discretion,
partnership to pay unrelated creditors of         believes to be advisable. Except as
your partnership, but have priority over          expressly permitted by the AIMCO Operating
distributions to partners.                        Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money or establish a         contains no restrictions on borrowings, and
lien of credit on the general credit of your      the general partner has full power and
partnership or secure any such debt by            authority to borrow money on behalf of the
mortgage, pledge or other lien on any of the      AIMCO Operating Partnership. The AIMCO
assets of your partnership, and to issue          Operating Partnership has credit agreements
evidences of indebtedness in furtherance of       that restrict, among other things, its
any or all of the purposes of your                ability to incur indebtedness.
partnership and to enter into any agreement
necessary or advisable in connection with
such borrowing.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles a limited partner or         written demand with a statement of the
its duly authorized representative to             purpose of such demand and at such OP
inspect the register containing the names         Unitholder's own expense, to obtain a
and interests owned by the partners at any        current list of the name and last known
reasonable time during normal business hours      business, residence or mailing address of
at the office of your partnership.                the general partner and each other OP
                                                  Unitholder.



                               Management Control


The general partner of your partnership has       All management powers over the business and
the exclusive right to manage and control         affairs of the AIMCO Operating Partnership
the business of your partnership, to bind         are vested in AIMCO-GP, Inc., which is the
your partnership by its sole signature and        general partner. No OP Unitholder has any
to take any action it deems necessary or          right to participate in or exercise control
advisable in connection with the business of      or management power over the business and
your partnership. No limited partner has any      affairs of the AIMCO Operating Partner-
authority or

         5103
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

right to act for or bind your partnership or      ship. The OP Unitholders have the right to
participate in or have any control over your      vote on certain matters described under
partnership business, except as required by       "Comparison of Your Units and AIMCO OP
law.                                              Units -- Voting Rights" below. The general
                                                  partner may not be removed by the OP
                                                  Unitholders with or without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates who           Agreement, the general partner is not liable
perform services on behalf of your                to the AIMCO Operating Partnership for
partnership will not incur any liability,         losses sustained, liabilities incurred or
responsibility or accountability for damages      benefits not derived as a result of errors
or otherwise to your partnership or any           in judgment or mistakes of fact or law of
limited partner arising out of any acts           any act or omission if the general partner
performed or any omission by any of them if       acted in good faith. The AIMCO Operating
they believed in good faith that such act or      Partnership Agreement provides for
omission was in the best interests of your        indemnification of AIMCO, or any director or
partnership and such course of conduct did        officer of AIMCO (in its capacity as the
not constitute negligence or misconduct on        previous general partner of the AIMCO
the part of the such person. In addition,         Operating Partnership), the general partner,
your partnership will indemnify and save          any officer or director of general partner
harmless the general partner and its              or the AIMCO Operating Partnership and such
affiliates who perform services on behalf of      other persons as the general partner may
your partnership, to the full extent              designate from and against all losses,
permitted by law, against any loss, damage,       claims, damages, liabilities, joint or
liability, cost or expenses (including            several, expenses (including legal fees),
reasonable attorneys' fees) incurred by them      fines, settlements and other
in connection with

         5104
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

your partnership provided that such loss,         amounts incurred in connection with any
damage, liability, cost or expense was not        actions relating to the operations of the
the result of negligence or misconduct on         AIMCO Operating Partnership, as set forth in
the part of such persons. Such indemnity          the AIMCO Operating Partnership Agreement.
will be paid from, and only to the extent         The Delaware Limited Partnership Act
of, partnership assets. However, the general      provides that subject to the standards and
partner, its affiliates and any placing           restrictions, if any, set forth in its
broker will be liable and not be indemnified      partnership agreement, a limited partnership
from any loss, damage or cost resulting from      may, and shall have the power to, indemnify
the violation of any Federal or state             and hold harmless any partner or other
securities law in connection with the sale        person from and against any and all claims
of units unless (i) there has been a              and demands whatsoever. It is the position
successful adjudication on the merits of          of the Securities and Exchange Commission
each count involving such securities law          and certain state securities administrations
violation, (ii) such claims have been             that indemnification of directors and
dismissed with prejudice on the merits by a       officers for liabilities arising under the
court of competent jurisdiction or (iii) a        Securities Act is against public policy and
court of competent jurisdiction approves a        is unenforceable pursuant to Section 14 of
settlement of such claim. In such claim for       the Securities Act of 1933 and their
indemnification for Federal or state              respective state securities laws.
securities law violation, the party seeking
indemnification must place before the court
the position of the SEC and any other
applicable regulatory agency with respect of
the issue of indemnification for secu-
rities law violations.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove the general partner upon the vote      the business and affairs of the AIMCO
of the limited partners holding more than         Operating Partnership. The general partner
50% of the then outstanding units. The            may not be removed as general partner of the
general partner may withdraw voluntarily          AIMCO Operating Partnership by the OP
from your partnership only if another             Unitholders with or without cause. Under the
general partner remains or is elected. The        AIMCO Operating Partnership Agreement, the
general partner may admit any person as an        general partner may, in its sole discretion,
additional or substitute general partner if       prevent a transferee of an OP Unit from
the limited partners owning more than 50% of      becoming a substituted limited partner
the then outstanding units consent. A             pursuant to the AIMCO Operating Partnership
limited partner may not transfer his              Agreement. The general partner may exercise
interests without the consent of the general      this right of approval to deter, delay or
partner.                                          hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended upon approval by       set forth in the AIMCO Operating Partnership
the limited partners owning more than 50% of      Agreement, whereby the general partner may,
the units and the general partner. No             without the consent of the OP Unitholders,
amendment may be adopted which affect the         amend the AIMCO Operating Partnership
obligation of the limited partners to             Agreement, amendments to

         5105
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

make their required capital contribution or       the AIMCO Operating Partnership Agreement
affect the timing or the amount of the fees       require the consent of the holders of a
paid by your partnership under your               majority of the outstanding Common OP Units,
partnership's agreement of limited                excluding AIMCO and certain other limited
partnership. Any amendment which adversely        exclusions (a "Majority in Interest").
affects the rights of a specific partner          Amendments to the AIMCO Operating
must be approved by such affected partner.        Partnership Agreement may be proposed by the
Amendments which increase the amount of or        general partner or by holders of a Majority
accelerate the date of payment for capital        in Interest. Following such proposal, the
contributions required to be paid by limited      general partner will submit any proposed
partners, extend the termination date of          amendment to the OP Unitholders. The general
your partnership, adversely affect the            partner will seek the written consent of the
rights of limited partners or amend the           OP Unitholders on the proposed amendment or
amendment provisions required the consent of      will call a meeting to vote thereon. See
all limited partners. The general partner         "Description of OP Units -- Amendment of the
may amend your partnership's agreement of         AIMCO Operating Partnership Agreement" in
limited partnership without the consent of        the accompanying Prospectus.
the limited partners to comply with the
applicable laws and correct any ambiguities.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives $22,500 (which may be increased pro      its capacity as general partner of the AIMCO
rata to up to $36,000 if, in the discretion       Operating Partnership. In addition, the
of the general partner, the offering of           AIMCO Operating Partnership is responsible
units is increased to $16,180,000) beginning      for all expenses incurred relating to the
in 1991, increasing annually at a rate of 6%      AIMCO Operating Partnership's ownership of
beginning in 1992. Moreover, the general          its assets and the operation of the AIMCO
partner or certain affiliates may be              Operating Partnership and reimburses the
entitled to compensation for additional           general partner for such expenses paid by
services rendered.                                the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, no limited partner is        gross negligence, no OP Unitholder has
liable for the debts, liabilities, contacts       personal liability for the AIMCO Operating
or obligations of your partnership. A             Partnership's debts and obligations, and
limited partner is liable only to make            liability of the OP Unitholders for the
payments of its capital contribution when         AIMCO Operating Partnership's debts and
due under your partnership's agreement of         obligations is generally limited to the
limited partnership. After its capital            amount of their investment in the AIMCO
contribution has been fully paid, no limited      Operating Partnership. However, the
partner, except as otherwise required by          limitations on the liability of limited
applicable law, is required to make any           partners for the obligations of a limited
further capital contributions or to make          partnership have not been clearly
loans to your partnership.                        established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pur-

         5106
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  suant to the AIMCO Operating Partnership
                                                  Agreement constituted participation in the
                                                  "control" of the AIMCO Operating
                                                  Partnership's business, then a holder of OP
                                                  Units could be held liable under certain
                                                  circumstances for the AIMCO Operating
                                                  Partnership's obligations to the same extent
                                                  as the general partner.

         5107
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must diligently and faithfully devote as          generally requires a general partner of a
much of its time but is not required to           Delaware limited partnership to adhere to
devote its full time, to the business of          fiduciary duty standards under which it owes
your partnership as necessary to conduct the      its limited partners the highest duties of
business of your partnership and must at all      good faith, fairness and loyalty and which
times act in a fiduciary manner toward your       generally prohibit such general partner from
partnership and the limited partners. The         taking any action or engaging in any
general partner at all times has a fiduciary      transaction as to which it has a conflict of
responsibility for the safekeeping and use        interest. The AIMCO Operating Partnership
of all partnership funds and assets. The          Agreement expressly authorizes the general
general partner may assign some of its            partner to enter into, on behalf of the
general partner functions to affiliate;           AIMCO Operating Partnership, a right of
provided, however, that, notwithstanding any      first opportunity arrangement and other
such assignment, the general partner will         conflict avoidance agreements with various
retain full responsibility to your                affiliates of the AIMCO Operating
partnership for the satisfactory performance      Partnership and the general partner, on such
of all partnership general partner duties.        terms as the general partner, in its sole
Subject to its fiduciary duties, the general      and absolute discretion, believes are
partner and its affiliates may engage in or       advisable. The AIMCO Operating Partnership
possess an interest in other business             Agreement expressly limits the liability of
ventures of every nature and description,         the general partner by providing that the
including without limitation, real estate         general partner, and its officers and
business ventures, whether or not such other      directors will not be liable or accountable
enterprises are in competition with any           in damages to the AIMCO Operating
activities of your partnership.                   Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
In general, your partnership's agreement of       of fact or law or of any act or omission if
limited partnership and the AIMCO Operating       the general partner or such director or
Partnership Agreement have limitations on         officer acted in good faith. See
the liability of the general partner but          "Description of OP Units -- Fiduciary
such limitations differ and provide more          Responsibilities" in the accompanying
protection for the general partner of the         Prospectus.
AIMCO Operating Partnership.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO

         5108
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the

         5109
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        OP Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the general          AIMCO Operating Partnership       OP Unitholders have voting
partner, with the consent of      Agreement, the holders of         rights only with respect to
the limited partners may          the Preferred OP Units will       certain limited matters such
continue the business of          have the same voting rights       as certain amendments and
your partnership after the        as holders of the Common OP       termination of the AIMCO
sale of all or substantially      Units. See "Description of        Operating Partnership
or the assets solely for the      OP Units" in the accompany-       Agreement and certain
purpose of receiving and          ing Prospectus. So long as        transactions such as the
collecting notes received in      any Preferred OP Units are        institution of bankruptcy
consideration of your             outstanding, in addition to       proceedings, an assignment
partnership's assets,             any other vote or consent of      for the benefit of creditors
dissolve your partnership         partners required by law or       and certain transfers by the
and admit an addition or          by the AIMCO Operating            general partner of its
substitute general partner.       Partnership Agreement, the        interest in the AIMCO
The consent of a limited          affirmative vote or consent       Operating Partnership or the
partner will be deemed to be      of holders of at least 50%        admission of a successor
granted if it does not            of the outstanding Preferred      general partner.
refuse to consent in writing      OP Units will be necessary
within thirty days after it       for effecting any amendment       Under the AIMCO Operating
received notice requesting        of any of the provisions of       Partnership Agreement, the
its consent. The holders of       the Partnership Unit              general partner has the
a majority in interest of         Designation of the Preferred      power to effect the
the outstanding units may         OP Units that materially and      acquisition, sale, transfer,
also remove the general           adversely affects the rights      exchange or other
partner, elect a general          or preferences of the             disposition of any assets of
partner, amend your               holders of the Preferred OP       the AIMCO Operating
partnership's agreement of        Units. The creation or            Partnership (including, but
limited partnership, subject      issuance of any class or          not limited to, the exercise
to certain exceptions,            series of partnership units,      or grant of any conversion,
approve or disapprove the         including, without                option, privilege or
sale of all or sub-               limitation, any partner-          subscription right or any
stantially all of the assets      ship units that may have          other right available in
of your partnership and           rights senior or superior to      connection with any assets
terminate your partnership        the Preferred OP Units,           at any time held by the
before the expiration of its      shall not be deemed to            AIMCO Operating Partnership)
term.                             materially adversely affect       or the merger,
                                  the rights or preferences of      consolidation,
In general, you have greater      the holders of Preferred OP       reorganization or other
voting rights in your             Units. With respect to the        combination of the AIMCO
partnership than you will         exercise of the above             Operating Partnership with
have as an OP Unitholder. OP      described voting rights,          or into another entity, all
Unitholders can not remove        each Preferred OP Units           without the consent of the
the general partner of the        shall have one (1) vote per       OP Unitholders.
AIMCO Operating Partnership.      Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in

         5110
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    interest," as defined in the
                                                                    Delaware Limited Partnership
                                                                    Act, agree in writing, in
                                                                    their sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions of Cash Flow (as       at the rate of $0.50 per          or such portion as the
defined in your partnership       Preferred OP Unit; provided,      general partner may in its
agreement) are distributed        however, that at any time         sole and absolute discretion
at reasonable intervals           and from time to time on or       determine, of Available Cash
during the fiscal year as         after the fifth anniversary       (as defined in the AIMCO
determined by the general         of the issue date of the          Operating Partnership
partner, and in any event         Preferred OP Units, the           Agreement) generated by the
are made within sixty days        AIMCO Operating Partnership       AIMCO Operating Partnership
after the close of the            may adjust the annual             during such quarter to the
fiscal year. The                  distribution rate on the          general partner, the special
distributions payable to the      Preferred OP Units to the         limited partner and the
partners are not fixed in         lower of (i) 2.00% plus the       holders of Common OP Units
amount and depend upon the        annual interest rate then         on the record date es-
operating results and net         applicable to U.S. Treasury       tablished by the general
sales or refinancing pro-         notes with a maturity of          partner with respect to such
ceeds available from the          five years, and (ii) the          quarter, in accordance with
disposition of your               annual dividend rate on the       their respective interests
partnership's assets.             most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Preferred OP Units issued in
                                  Cumulative Preferred Stock.       the future may have priority
                                  Such distributions will be        over the general partner,
                                  cumulative from the date of       the special limited partner
                                  original issue. Holders of        and holders of Com-
                                  Preferred OP Units will not
                                  be entitled to

         5111
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  receive any distributions in      mon OP Units with respect to
                                  excess of cumulative              distributions of Available
                                  distributions on the              Cash, distributions upon
                                  Preferred OP Units. No            liquidation or other
                                  interest, or sum of money in      distributions. See "Per
                                  lieu of interest, shall be        Share and Per Unit Data" in
                                  payable in respect of any         the accompanying Prospectus.
                                  distribution payment or pay-
                                  ments on the Preferred OP         The general partner in its
                                  Units that may be in              sole and absolute discretion
                                  arrears.                          may distribute to the OP
                                                                    Unitholders Available Cash
                                  When distributions are not        on a more frequent basis and
                                  paid in full upon the             provide for an appropriate
                                  Preferred OP Units or any         record date.
                                  Parity Units (as defined
                                  below), all distributions         The AIMCO Operating Partner-
                                  declared upon the Preferred       ship Agreement requires the
                                  OP Units and any Parity           general partner to take such
                                  Units shall be declared           reasonable efforts, as
                                  ratably in proportion to the      determined by it in its sole
                                  respective amounts of             and absolute discretion and
                                  distributions accumulated,        consistent with AIMCO's
                                  accrued and unpaid on the         qualification as a REIT, to
                                  Preferred OP Units and such       cause the AIMCO Operating
                                  Parity Units. Unless full         Partnership to distribute
                                  cumulative distributions on       sufficient amounts to en-
                                  the Preferred OP Units have       able the general partner to
                                  been declared and paid,           transfer funds to AIMCO and
                                  except in limited circum-         enable AIMCO to pay stock-
                                  stances, no distributions         holder dividends that will
                                  may be declared or paid or        (i) satisfy the requirements
                                  set apart for payment by the      for qualifying as a REIT
                                  AIMCO Operating Partnership       under the Code and the
                                  and no other distribution of      Treasury Regulations and
                                  cash or other property may        (ii) avoid any Federal
                                  be declared or made,              income or excise tax
                                  directly or indirectly, by        liability of AIMCO. See
                                  the AIMCO Operating               "Description of OP
                                  Partnership with respect to       Units -- Distributions" in
                                  any Junior Units (as de-          the accompanying Prospectus.
                                  fined below), nor shall any
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         5112
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person who is not a minor,        and the Preferred OP Units        Operating Partnership
except in limited cir-            are not listed on any             Agreement restricts the
cumstances, or an                 securities exchange. The          transferability of the OP
incompetent and such person       Preferred OP Units are            Units. Until the expiration
will become a substitute          subject to restrictions on        of one year from the date on
limited partner if: (1) such      transfer as set forth in the      which an OP Unitholder
transfer is of at least  1/2      AIMCO Operating Partnership       acquired OP Units, subject
unit, except in limited           Agreement.                        to certain exceptions, such
circumstances, (2) a                                                OP Unitholder may not
transfer application has          Pursuant to the AIMCO             transfer all or any por-
been completed by the as-         Operating Partnership             tion of its OP Units to any
signor and assignee, (3) the      Agreement, until the              transferee without the
approval of the general           expiration of one year from       consent of the general
partner which may be              the date on which a holder        partner, which consent may
withheld in the sole and          of Preferred OP Units             be withheld in its sole and
absolute discretion of the        acquired Preferred OP Units,      absolute discretion. After
general partner has been          subject to certain                the expiration of one year,
granted, (4) the transfer,        exceptions, such holder of        such OP Unitholder has the
when added to all other           Preferred OP Units may not        right to transfer all or any
assignments within the            transfer all or any portion       portion of its OP Units to
preceding twelve months           of its Preferred OP Units to      any person, subject to the
ending on the date of the         any transferee without the        satisfaction of certain con-
proposed assignment would         consent of the general            ditions specified in the
not result in the                 partner, which consent may        AIMCO Operating Partnership
termination of your               be withheld in its sole and       Agreement, including the
partnership under the tax         absolute discretion. After        general partner's right of
code, (5) if required by the      the expiration of one year,       first refusal. See
general partner, the              such holders of Preferred OP      "Description of OP Units --
assignor or the assignee          Units has the right to            Transfers and Withdrawals"
pays all costs and fees           transfer all or any portion       in the accompanying
associated with the               of its Preferred OP Units to      Prospectus.
transaction, (6) the              any person, subject to the
transfer complies with all        satisfaction of certain           After the first anniversary
applicable law, including         conditions specified in the       of becoming a holder of
Federal and state securities      AIMCO Operating Partner-          Common OP Units, an OP
laws, (7) the transfer of         ship Agreement, including         Unitholder has the right,
the interest is not smaller       the general partner's right       subject to the terms and
than $20,000 or would cause       of first refusal.                 conditions of the AIMCO
your partnership to possess                                         Operating Partnership
the characteristic of "free       After a one-year holding          Agreement, to require the
transferability of                period, a holder may redeem       AIMCO Operating Partnership
interests" under the              Preferred OP Units and            to redeem all or a portion
Treasury Regulations and (8)      receive in exchange               of the Common OP Units held
the assignor and assignee         therefor, at the AIMCO Oper-      by such party in exchange
have complied with such           ating Partnership's option,       for a cash amount based on
other conditions as set           (i) subject to the terms of       the value of shares of Class
forth in your partnership's       any Senior Units (as defined      A Common Stock. See
agreement of limited              below), cash in an amount         "Description of OP
partnership.                      equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
There are no redemption           OP Units tendered for             Prospectus. Upon receipt of
rights associated with your       redemption, (ii) a number of      a notice of redemption, the
units.                            shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         5113
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each
                                  that such shares are part of      Common OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         5114

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         5115

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         5116

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         5117

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         5118


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         5119


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         5120

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         5121

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for

         5122

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      The trustee may sell the Class I Preferred
A Common Stock of AIMCO that is equal in          Stock held in the trust to AIMCO or a
value to the Liquidation Preference of the        person, designated by the trustee, whose
Preferred OP Units tendered for redemption,       ownership of the Class I Preferred Stock
or (iii) for Preferred OP Units redeemed          will not violate the Class I Preferred
after a two-year holding period, a number of      Ownership Limit. Upon such sale, the
shares of Class I Preferred Stock of AIMCO        interest of the charitable beneficiaries in
that pay an aggregate amount of dividends         the shares sold will terminate and the
equivalent to the distributions on the            trustee will distribute to the prohibited
Preferred OP Units tendered for redemption;       transferee, the lesser of (i) the price paid
provided that such shares are part of a           by the prohibited transferee for the shares
class or series of preferred stock that is        or if the prohibited transferee did not give
then listed on the NYSE or another national       value for the shares in connection with the
securities exchange. The Preferred OP Units       event causing the shares to be held in the
may not be redeemed at the option of the          trust, the market price of such shares on
AIMCO Operating Partnership. See                  the day of the event causing the shares to
"Description of Preferred OP                      be held in the trust and (ii) the price per
Units -- Redemption."                             share received by the trustee from the sale
                                                  or other disposition of the shares held in
                                                  the trust. Any proceeds in excess of the
                                                  amount payable to the prohibited transferee
                                                  will be payable to the charitable
                                                  beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         5123

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner of your partnership receives $22,500 (which may be increased pro rata to up to $36,000 if, in the discretion of the general partner, the offering of units is increased to $16,180,000) beginning in 1991, increasing annually at a rate of 6% beginning in 1992 from your partnership but may receive reimbursement for expenses generated in that capacity. The property manager received management fees of $137,205 in 1996, $152,785 in 1997 and $163,073 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         5124

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $1,146,597 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $15,000
Other.......................................................  $ 5,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between negative 0.75% and positive 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         5125

                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statement of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statement of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-7
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................  F-8
Consolidated Statements of Operations for the years ended
  December 31, 1997 and 1996................................  F-9
Consolidated Statements of Changes in Partners' Capital for
  the years ended December 31, 1997 and 1996................  F-10
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997 and 1996................................  F-11
Notes to Consolidated Financial Statements..................  F-12
Independent Auditors' Report................................  F-16
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................  F-17
Consolidated Statements of Operations for the years ended
  December 31, 1996 and 1995................................  F-18
Consolidated Statements of Changes in Partners' Capital for
  the years ended December 31, 1996 and 1995................  F-19
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996 and 1995................................  F-20
Notes to Consolidated Financial Statements..................  F-21

         5126

                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statement of Operations for the nine months ended
  September 30, 1998 (unaudited)............................  F-3
Condensed Statement of Cash Flows for the nine months ended
  September 30, 1998 (unaudited)............................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-7
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................  F-8
Consolidated Statements of Operations for the years ended
  December 31, 1997 and 1996................................  F-9
Consolidated Statements of Changes in Partners' Capital for
  the years ended December 31, 1997 and 1996................  F-10
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997 and 1996................................  F-11
Notes to Consolidated Financial Statements..................  F-12
Independent Auditors' Report................................  F-16
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................  F-17
Consolidated Statements of Operations for the years ended
  December 31, 1996 and 1995................................  F-18
Consolidated Statements of Changes in Partners' Capital for
  the years ended December 31, 1996 and 1995................  F-19
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996 and 1995................................  F-20
Notes to Consolidated Financial Statements..................  F-21

         5127


                         TEXAS RESIDENTIAL INVESTORS LP



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                         ASSETS
Cash and cash equivalents...................................                 $   556,262
Receivables and deposits....................................                     844,964
Other assets................................................                   1,117,299
Investment property
  Land......................................................  $ 1,694,963
  Building and related personal property....................   13,628,060
                                                              -----------
                                                               15,323,023
                                                              -----------
  Less: Accumulated depreciation............................   (3,239,164)    12,083,859
                                                              -----------    -----------
          Total assets......................................                 $14,602,384
                                                                             ===========
                           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable............................................                 $    39,521
Other accrued liabilities...................................                      58,420
Property taxes payable......................................                     619,057
Tenant security deposits....................................                      96,217
Notes payable...............................................                   5,988,917
          Partners' capital.................................                   7,800,252
                                                                             -----------
          Total liabilities and partners' capital...........                 $14,602,384
                                                                             ===========

         5128


                         TEXAS RESIDENTIAL INVESTORS LP



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $2,343,023    $2,262,952
  Other income..............................................     115,361       117,526
                                                              ----------    ----------
          Total revenues....................................   2,458,384     2,380,478
Expenses:
  Operating expenses........................................     894,957       936,119
  General and administrative expenses.......................     271,089       294,019
  Depreciation expense......................................     366,435       366,435
  Interest expense..........................................     344,467       348,914
  Property tax expense......................................     266,368       310,857
                                                              ----------    ----------
          Total expenses....................................   2,143,316     2,256,344
                                                              ----------    ----------
          Net income........................................  $  315,068    $  124,134
                                                              ==========    ==========

         5129


                         TEXAS RESIDENTIAL INVESTORS LP



                 CONDENSED STATEMENT OF CASH FLOWS -- UNAUDITED



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
Operating activities:
  Net income................................................  $ 315,068    $ 124,134
  Adjustments to reconcile net income to net cash provided
     by operating activities:
  Depreciation and amortization.............................    421,347      421,347
  Changes in accounts:
     Receivables and deposits and other assets..............   (269,910)      39,912
     Accounts payable and accrued expenses..................     60,817      (58,462)
                                                              ---------    ---------
          Net cash provided by operating activities.........    527,322      526,931
                                                              ---------    ---------
Investing activities:
  Property improvements and replacements....................   (485,604)    (152,044)
  Net cash used in investing activities.....................   (485,604)    (152,044)
                                                              ---------    ---------
Financing activities:
  Payments on mortgage......................................    (74,598)     (69,782)
                                                              ---------    ---------
  Net cash used in financing activities.....................    (74,598)     (69,782)
                                                              ---------    ---------
  Net decrease in cash and cash equivalents.................    (32,880)     305,105
  Cash and cash equivalents at beginning of year............    589,142      182,335
                                                              ---------    ---------
  Cash and cash equivalents at end of period................  $ 558,262    $ 487,440
                                                              =========    =========

         5130

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997


NOTE A -- BASIS OF PRESENTATION


     The accompanying unaudited financial statements of Texas Residential Investors Limited Partnership and Subsidiary as of September 30, 1998 and for the nine months ended September 30, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.


     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

       CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                           DECEMBER 31, 1997 AND 1996

         5131

                          INDEPENDENT AUDITORS' REPORT

To the Partners
Texas Residential Investors Limited Partnership

     We have audited the accompanying consolidated balance sheets of Texas Residential Investors Limited Partnership and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in partners' capital and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Residential Investors Limited Partnership and Subsidiary as of December 31, 1997 and 1996, and the results of their operations, and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                  /s/ REZNICK FEDDERS & SILVERMAN

Bethesda, Maryland
February 9, 1998

         5132

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                     ASSETS

                                                                 1997            1996
                                                              -----------     -----------
Investment in Real Estate
  Land......................................................  $ 1,755,376     $ 1,755,376
  Buildings and improvements, net of accumulated
     depreciation of $2,877,870 and $2,389,290..............   10,209,314      10,495,169
                                                              -----------     -----------
                                                               11,964,690      12,250,545
Other Assets
  Cash and cash equivalents.................................      589,142         182,335
  Accounts receivable and other assets......................      121,823         133,718
  Repair escrow.............................................       48,200          48,200
  Mortgage escrow deposits..................................      458,540         380,214
  Tenant security deposits -- funded........................       86,653         206,302
  Deferred costs, net of accumulated amortization of
     $330,683 and $459,234..................................    1,032,049       1,105,263
                                                              -----------     -----------
                                                              $14,301,092     $14,306,577
                                                              ===========     ===========

                            LIABILITIES AND PARTNERS' CAPITAL
Liability Applicable to Investment in Real Estate
  Mortgages payable.........................................  $ 6,063,515     $ 6,156,558
                                                              -----------     -----------
Other Liabilities
  Accounts payable..........................................      104,439         103,581
  Accrued real estate taxes.................................      420,834         326,710
  Accrued interest payable -- mortgage......................       39,045              --
  Accrued expense...........................................      101,870          88,223
  Tenant security deposits..................................       86,210          84,137
                                                              -----------     -----------
                                                                  752,398         602,651
                                                              -----------     -----------
Partners' Capital...........................................    7,485,184       7,547,368
                                                              -----------     -----------
                                                              $14,301,092     $14,306,577
                                                              ===========     ===========

                 See notes to consolidated financial statements

         5133

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEAR ENDED DECEMBER 31,

                                                                 1997         1996
                                                              ----------   ----------
Revenue
  Rental....................................................  $3,017,269   $2,661,069
  Interest..................................................      21,102       16,717
  Other.....................................................     135,599      135,296
                                                              ----------   ----------
          Total revenue.....................................   3,173,970    2,813,082
                                                              ----------   ----------
Operating expenses
  Leasing...................................................      75,370       68,072
  General and administrative................................     392,025      291,590
  Management fees...........................................     195,341      185,382
  Utilities.................................................     276,841      272,717
  Repairs and maintenance...................................     307,337      381,099
  Janitorial................................................      36,659       31,098
  Painting and decorating...................................      66,042       75,120
  Insurance.................................................     105,142      123,810
  Taxes.....................................................     414,476      423,082
                                                              ----------   ----------
          Total operating expenses..........................   1,869,233    1,851,970
                                                              ----------   ----------
Other expenses
  Interest expense-mortgage.................................     465,218      475,477
  Depreciation..............................................     488,580      453,856
  Amortization..............................................      73,214       75,469
  Partnership expenses......................................     112,213       72,988
                                                              ----------   ----------
          Total other expenses..............................   1,139,225    1,077,790
                                                              ----------   ----------
          Total expenses....................................   3,008,458    2,929,760
                                                              ----------   ----------
          Net income (loss).................................  $  165,512   $ (116,678)
                                                              ==========   ==========
Net income (loss) allocated to general partner..............  $    1,655   $   (1,167)
                                                              ==========   ==========
Net income (loss) allocated to limited partners.............  $  163,857   $ (115,511)
                                                              ==========   ==========

                 See notes to consolidated financial statements

         5134

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                          GENERAL      LIMITED
                                                          PARTNER     PARTNERS        TOTAL
                                                         ---------   -----------   -----------
Balance, December 31, 1995.............................  $(464,083)  $14,350,351   $13,886,268
  Net loss.............................................     (1,167)     (115,511)     (116,678)
  Distributions to partners............................     (6,222)   (6,216,000)   (6,222,222)
                                                         ---------   -----------   -----------
Balance, December 31, 1996.............................   (471,472)    8,018,840     7,547,368
  Net income...........................................      1,655       163,857       165,512
  Distributions to partners............................    (58,324)     (169,372)     (227,696)
                                                         ---------   -----------   -----------
Balance, December 31, 1997.............................  $(528,141)  $ 8,013,325   $ 7,485,184
                                                         =========   ===========   ===========

                 See notes to consolidated financial statements

         5135

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                                1997          1996
                                                              ---------    -----------
Cash flows from operating activities
  Net income (loss).........................................  $ 165,512    $  (116,678)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities
     Depreciation...........................................    488,580        453,856
     Amortization...........................................     73,214         75,469
     Decrease (increase) in accounts receivable and other
      assets................................................     11,895        (41,400)
     Increase in mortgage escrow deposits...................    (78,326)      (322,470)
     Increase (decrease) in accounts payable................        858        (39,586)
     Increase in accrued real estate taxes..................     94,124        262,238
     Increase (decrease) in net security deposits...........    121,722       (115,479)
     Increase in accrued expenses...........................     13,647         51,194
     Increase in accrued interest payable -- mortgage.......     39,045             --
                                                              ---------    -----------
          Net cash provided by operating activities.........    930,271        207,144
                                                              ---------    -----------
Cash flows from investing activities
  Investment in real estate.................................   (202,725)      (265,969)
                                                              ---------    -----------
          Net cash used in investing activities.............   (202,725)      (265,969)
                                                              ---------    -----------
Cash flows from financing activities
  Mortgages principal payments..............................    (93,043)       (79,351)
  Distributions to partners.................................   (227,696)    (6,222,222)
                                                              ---------    -----------
          Net cash used in financing activities.............   (320,739)    (6,301,573)
                                                              ---------    -----------
          Net increase (decrease) in cash and cash
            equivalents.....................................    406,807     (6,360,398)
Cash and cash equivalents, beginning........................    182,335      6,542,733
                                                              ---------    -----------
Cash and cash equivalents, ending...........................  $ 589,142    $   182,335
                                                              =========    ===========
Supplemental disclosure of cash flow information
  Cash paid during the year for interest....................  $ 426,173    $   475,477
                                                              =========    ===========

                 See notes to consolidated financial statements

         5136

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Texas Residential Investors Limited Partnership (the "Partnership" or the "Investor Partnership"), a limited partnership, was formed on March 21, 1991 under the laws of the State of Delaware for the purpose of holding a general partnership interest in Texas Apartment Investors General Partnership (the "Operating Partnership"). The Operating Partnership has acquired three properties consisting of an aggregate of 540 market-rate rental apartment units, located in the Houston area and in Dallas, Texas. The Investor Partnership will terminate on December 31, 2040, or earlier upon the occurrence of certain events specified in the Investor Partnership Agreement.

     The general partner of the Investor Partnership is Winthrop Properties Limited Partnership ("WPLP"), which is a Delaware limited partnership. The initial limited partner of the Investor Partnership was AC Realty Co., Inc., which withdrew from the Partnership upon the first admission of investors. The Investor Partnership sold 168 limited partnership units at $100,000 per unit.

  Principles of Consolidation and Subsidiary

     The consolidated financial statements include all the accounts of Texas Residential Investors Limited Partnership and its majority-owned subsidiary, Texas Apartment Investors General Partnership. All intercompany balances have been eliminated in consolidation. Pursuant to the Operating Partnership's general partnership agreement, the Investor Partnership has significant control over major decisions, such as the sale or refinancing of the Operating Partnership. Accordingly, the accompanying consolidated financial statements have been consolidated and have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Deferred Costs

     Deferred costs which consist of loan fees, are capitalized and amortized using the straight-line method over the term of the related agreement.

  Investment in Real Estate

     Investment in real estate is carried at cost. The Operating Partnership provides for depreciation of buildings and improvements on the straight-line method over their estimated useful life for financial and reporting purposes. For income tax purposes, accelerated methods and lives are used.

  Rental Income

     Rental income is recognized as rents become due. Rental payments received in advance are deferred until earned. All leases between the Operating Partnership and tenants of the properties are operating leases.

         5137
         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     No provision is made for federal, state or local income taxes in the consolidated financial statements of the Partnership. Partners are required to report on their tax returns their allocable shares of income, gains, losses, deductions and credits of the Partnership.

  Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Investor and Operating Partnerships consider all highly liquid investments with maturities of less than three months to be cash equivalents.

NOTE B -- MORTGAGES PAYABLE

     On December 28, 1995, the Operating Partnership obtained two mortgage loans by the same lender in the aggregate amount of $6,235,909, which are collateralized by deeds of trust on the rental properties. The notes bear interest at a rate of 7.61%. Principal and interest are payable by the Operating Partnership in monthly installments of $46,530. A balloon payment of approximately $5,656,731 and the accrued interest is payable in full on December 1, 2002.

     Under agreements with the mortgage lender, the Operating Partnership is required to make monthly escrow deposits for taxes and insurance. The Operating Partnership was required to make an initial deposit into a repair escrow for repairs to the project upon obtaining the two mortgages in 1995.

     The liability of the Operating Partnership under the mortgage notes is limited to the underlying value of the real estate collateral plus other amounts deposited with the lender.

     Aggregate annual maturities of the mortgages payable over each of the next five years are as follows:

                      DECEMBER 31,
                      ------------
   1998.................................................   $   90,418
   1999.................................................       97,554
   2000.................................................      105,253
   2001.................................................      113,559
   2002.................................................    5,656,731

NOTE C -- ACQUISITION OF THE PROPERTIES

     The Partnership owns a 99.9% general partnership interest in the Operating Partnership which was formed to acquire, renovate, own and operate certain residential apartments located in the Houston and Dallas, Texas metropolitan areas.

     In 1990, the Operating Partnership acquired three separate residential apartment complexes for an aggregate purchase price of $11,935,000 beginning on May 1, 1990, with the purchase of Crossbridge Apartments for $2,660,000. On October 16, 1990, the Park at Deerbrook and Ryan's Pointe Apartments were purchased for $2,350,000 and $6,925,000, respectively.

NOTE D -- RELATED PARTY TRANSACTIONS

     The Investor Partnership and Operating Partnership have incurred charges and commitments to affiliates of its general partner. Related party transactions include the following:

     (a)The Operating Partnership paid to an affiliate of the general partner, Winthrop Management, an annual property management fee equal to 5% of gross operating revenues for the properties through

         5138
         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

        October 27, 1997. Fees of $126,876 and $137,205 were charged to operations for the years ended December 31, 1997 and 1996, respectively.

     (b)On October 28, 1997, the Partnership terminated Winthrop Management as the managing agent, and appointed Insignia Residential Group, L.P. ("Insignia") as the new management agent (see note G to the financial statements). The management agreement provides for a management fee equal to 5% of gross operating revenues for the properties. Fees of $25,909 were charged to operations for the year ended December 31, 1997.

     (c)The Investor Partnership paid an annual administration and investor service fee to an affiliate of Winthrop which were to increase 6% per year. Fees of $42,556 and $48,177 were charged to operations for the years ended December 31, 1997 and 1996, respectively.

     (d)Effective October 28, 1997, the Investor Partnership charged operations for the annual administration and investor service fee and costs reimbursements payable to an affiliate of Insignia. Fees and reimbursements of $16,150 are included in partnership expense for the year ended December 31, 1997. At December 31, 1997, $16,150 remains payable.

     (e)Included in accounts payable at December 31, 1996 was $62,360 due to an affiliate of the general partner in connection with obtaining the Operating Partnership's mortgage loans.

NOTE E -- ALLOCATION OF INCOME, LOSSES AND CASH FLOW

     In accordance with the Investor Partnership Agreement, losses and cash flow are allocated 99% to the limited partners and 1% to the general partner and income is allocated to the partners in proportion to cash distributed to the partners. If there is no such cash available for distribution, income is allocated 95% to the limited partners and 5% to the general partner.

NOTE F -- CONCENTRATION OF CREDIT RISK

     The Operating Partnership maintains its cash balances in two banks. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 by each bank. As of December 31, 1997, the uninsured portion of the cash balances at both banks totaled $364,930.

NOTE G -- OTHER INFORMATION

     On October 28, 1997, Insignia Financial Group acquired 100% of the Class B stock of First Winthrop Corporation, an affiliate of the general partner (WPLP).

         5139

                TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP

             FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                [WINTHROP LOGO]
         5140

                          INDEPENDENT AUDITORS' REPORT

To the Partners
Texas Residential Investors Limited Partnership

     We have audited the accompanying consolidated balance sheets of Texas Residential Investors Limited Partnership and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Residential Investors Limited Partnership and Subsidiary as of December 31, 1996 and 1995, and the results of their operations, and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                  /s/ REZNICK FEDDERS & SILVERMAN

Bethesda, Maryland
February 21, 1997

         5141

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                     ASSETS

                                                                 1996          1995
                                                              -----------   -----------
Investment in Real Estate
  Land......................................................  $ 1,755,376   $ 1,755,376
  Buildings and improvements, net of accumulated
     depreciation of $2,389,290 and $1,935,434..............   10,495,169    10,683,056
                                                              -----------   -----------
                                                               12,250,545    12,438,432
Other Assets
  Cash and cash equivalents.................................      182,335     6,542,733
  Accounts receivable and other assets......................      133,718        92,318
  Repair escrow.............................................       48,200        48,200
  Mortgage escrow deposits..................................      380,214        57,744
  Tenant security deposits -- funded........................      206,302        77,936
  Deferred costs, net of accumulated amortization of
     $459,234
     and $383,765...........................................    1,105,263     1,118,372
                                                              -----------   -----------
                                                              $14,306,577   $20,375,735
                                                              ===========   ===========

                           LIABILITIES AND PARTNERS' CAPITAL
Liability Applicable to Investment in Real Estate
  Mortgages payable.........................................  $ 6,156,558   $ 6,235,909
                                                              -----------   -----------
Other Liabilities
  Accounts payable..........................................      103,581        80,807
  Accrued real estate taxes.................................      326,710        64,472
  Accrued expense and other liabilities.....................       88,223        37,029
  Tenant security deposits..................................       84,137        71,250
                                                              -----------   -----------
                                                                  602,651       253,558
                                                              -----------   -----------
Partners' Capital...........................................    7,547,368    13,886,268
                                                              -----------   -----------
                                                              $14,306,577   $20,375,735
                                                              ===========   ===========

                 See notes to consolidated financial statements

         5142

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEAR ENDED DECEMBER 31,

                                                                 1996           1995
                                                              ----------     ----------
Revenues
  Rental....................................................  $2,661,069     $2,701,538
  Interest..................................................      16,717         42,613
  Other.....................................................     135,296        121,658
                                                              ----------     ----------
          Total revenues....................................   2,813,082      2,865,809
                                                              ----------     ----------
Operating expenses
  Leasing...................................................      68,072         43,003
  General and administrative................................     291,590        343,180
  Management fees...........................................     185,382        183,949
  Utilities.................................................     272,717        274,895
  Repairs and maintenance...................................     381,099        436,893
  Janitorial................................................      31,098         46,370
  Painting and decorating...................................      75,120         58,806
  Insurance.................................................     123,810         92,025
  Taxes.....................................................     423,082        408,044
                                                              ----------     ----------
          Total operating expenses..........................   1,851,970      1,887,165
                                                              ----------     ----------
Other expenses
  Interest expense -- mortgage..............................     475,477             --
  Depreciation..............................................     453,856        401,610
  Amortization..............................................      75,469         45,508
  Partnership expenses......................................      72,988         33,500
                                                              ----------     ----------
          Total other expenses..............................   1,077,790        480,618
                                                              ----------     ----------
          Total expenses....................................   2,929,760      2,367,783
                                                              ----------     ----------
          Net income (loss).................................  $ (116,678)    $  498,026
                                                              ==========     ==========
Net income (loss) allocated to general partner..............  $   (1,167)    $    4,980
                                                              ==========     ==========
Net income (loss) allocated to limited partners.............  $ (115,511)    $  493,046
                                                              ==========     ==========

                 See notes to consolidated financial statements

         5143

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                          GENERAL      LIMITED
                                                          PARTNER     PARTNERS        TOTAL
                                                         ---------   -----------   -----------
Balance, December 31, 1994.............................  $(462,691)  $14,488,145   $14,025,454
  Net income...........................................      4,980       493,046       498,026
  Distributions........................................     (6,372)     (630,840)     (637,212)
                                                         ---------   -----------   -----------
Balance, December 31, 1995.............................   (464,083)   14,350,351    13,886,268
  Net loss.............................................     (1,167)     (115,511)     (116,678)
  Distributions........................................     (6,222)   (6,216,000)   (6,222,222)
                                                         ---------   -----------   -----------
Balance, December 31, 1996.............................  $(471,472)  $ 8,018,840   $ 7,547,368
                                                         =========   ===========   ===========

                 See notes to consolidated financial statements

         5144

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                                 1996          1995
                                                              -----------   ----------
Cash flows from operating activities
  Net income (loss).........................................  $  (116,678)  $  498,026
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities
     Depreciation...........................................      453,856      401,610
     Amortization...........................................       75,469       45,508
     Increase in accounts receivable and other assets.......      (41,400)     (53,573)
     Increase in mortgage escrow deposits...................     (322,470)     (57,744)
     (Decrease) increase in accounts payable................      (39,586)      38,251
     Increase (decrease) in accrued real estate taxes.......      262,238     (269,311)
     Decrease in net security deposits......................     (115,479)     (17,300)
     Increase (decrease) in accrued expenses and other
      liabilities...........................................       51,194           (2)
                                                              -----------   ----------
          Net cash provided by operating activities.........      207,144      585,465
                                                              -----------   ----------
Cash flows from investing activities
  Investment in real estates................................     (265,969)    (325,463)
  Increase in repair escrow.................................           --      (48,200)
                                                              -----------   ----------
          Net cash used in investing activities.............     (265,969)    (373,663)
                                                              -----------   ----------
Cash flows from financing activities
  Mortgages principal payments..............................      (79,351)          --
  Proceeds from mortgage loans..............................           --    6,235,909
  Distributions.............................................   (6,222,222)    (637,212)
  Increase in deferred costs................................           --     (159,829)
                                                              -----------   ----------
          Net cash provided by (used in) financing
            activities......................................   (6,301,573)   5,438,868
                                                              -----------   ----------
          Net increase (decrease) in cash and cash
            equivalents.....................................   (6,360,398)   5,650,670
Cash and cash equivalents, beginning........................    6,542,733      892,063
                                                              -----------   ----------
Cash and cash equivalents, ending...........................  $   182,335   $6,542,733
                                                              ===========   ==========
Supplemental disclosure of cash flow information
  Cash paid during the year for interest....................  $   475,477   $       --
                                                              ===========   ==========

                 See notes to consolidated financial statements

         5145

         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE A -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Texas Residential Investors Limited Partnership (the "Partnership" or the "Investor Partnership"), a limited partnership, was formed on March 21, 1991 under the laws of the State of Delaware for the purpose of holding a general partnership interest in Texas Apartment Investors General Partnership (the "Operating Partnership"). The Operating Partnership has acquired three properties consisting of an aggregate of 540 market-rate rental apartment units, located in the Houston area and in Dallas, Texas. The Investor Partnership will terminate on December 31, 2040, or earlier upon the occurrence of certain events specified in the Investor Partnership Agreement.

     The general partner of the Investor Partnership is Winthrop Properties Limited Partnership ("WPLP"), which is a Delaware limited partnership. The initial limited partner of the Investor Partnership was AC Realty Co., Inc., which withdrew from the Partnership upon the first admission of investors. The Investor Partnership sold 168 limited partnership units at $100,000 per unit.

  Principles of Consolidation and Subsidiary

     The consolidated financial statements include all the accounts of Texas Residential Investors Limited Partnership and its majority-owned subsidiary, Texas Apartment Investors General Partnership. All intercompany balances have been eliminated in consolidation. Pursuant to the Operating Partnership's General Partnership agreement, the Investor Partnership has significant control over major decisions, such as the sale or refinancing of the Operating Partnership. Accordingly, the accompanying consolidated financial statements have been consolidated and have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Deferred Costs

     Deferred costs which consist of loan fees, are capitalized and amortized using the straight-line method over the term of the related agreement.

  Investment in Real Estate

     Investment in real estate is carried at cost. The Operating Partnership provides for depreciation of buildings and improvements on the straight-line method over their estimated useful life for financial and reporting purposes. For income tax purposes, accelerated methods and lives are used.

  Rental Income

     Rental income is recognized as rents become due. Rental payments received in advance are deferred until earned. All leases between the Operating Partnership and tenants of the properties are operating leases.

         5146
         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     No provision is made for federal, state or local income taxes in the consolidated financial statements of the Partnership. Partners are required to report on their tax returns their allocable shares of income, gains, losses, deductions and credits of the Partnership.

  Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Investor and Operating Partnerships consider all highly liquid investments with maturities of less than three months to be cash equivalents. The carrying amount of $171,943 approximates fair value because of the short maturity of this instrument.

NOTE B -- MORTGAGES PAYABLE

     On December 28, 1995, the Operating Partnership obtained two mortgage loans by the same lender in the aggregate amount of $6,235,909 and are collateralized by deeds of trust on the rental properties. The notes bear interest at a rate of 7.62%. Principal and interest are payable by the Operating Partnership in monthly installments of $45,921. A balloon payment of approximately [MISSING COPY]

     Under agreements with the mortgage lender, the Operating Partnership is required to make monthly escrow deposits for taxes and insurance. The Operating Partnership was required to make an initial deposit into a repair escrow for repairs to the project upon obtaining the two mortgages in 1995.

     The liability of the Operating Partnership under the mortgage notes is limited to the underlying value of the real estate collateral plus other amounts deposited with the lender.

     Aggregate annual maturities of the mortgages payable over each of the next five years are as follows:

                      DECEMBER 31,
                      ------------
  1997...................................................   $ 83,804
  1998...................................................     90,418
  1999...................................................     97,554
  2000...................................................    105,253
  2001...................................................    113,559

NOTE C -- ACQUISITION OF THE PROPERTIES

     The Partnership owns a 99.9% general partnership interest in the Operating Partnership which was formed to acquire, renovate, own and operate certain residential apartments located in the Houston and Dallas, Texas metropolitan areas.

     In 1990, the Operating Partnership acquired three separate residential apartment complexes for an aggregate purchase price of $11,935,000 beginning on May 1, 1990, with the purchase of Crossbridge Apartments for $2,660,000. On October 16, 1990, the Park at Deerbrook and Ryan's Pointe Apartments were purchased for $2,350,000 and $6,925,000, respectively.

NOTE D -- RELATED PARTY TRANSACTIONS

     The Investor Partnership and Operating Partnership have incurred charges and commitments to affiliates of its general partner. Related party transactions include the following:

(a) The Operating Partnership pays to an affiliate, Winthrop Management, an annual property management fee equal to 5% of gross operating revenues for the properties. Fees of $137,205 and $138,499 were charged to operations for the years ended December 31, 1996 and 1995, respectively.

         5147
         TEXAS RESIDENTIAL INVESTORS LIMITED PARTNERSHIP AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(b) The Investor Partnership pays an annual administration and investor service fee to an affiliate which increases 6% per year. Fees of $48,177 and $45,450 were charged to operations for the years ended December 31, 1996 and 1995, respectively.

(c) Included in accounts payable at December 31, 1996 is $62,360 due to an affiliate of the general partner in connection with obtaining the operating partnership's mortgage loans.

NOTE E -- ALLOCATION OF INCOME, LOSSES AND CASH FLOW

     In accordance with the Investor Partnership Agreement, losses and cash flow are allocated 99% to the limited partners and 1% to the general partner and income is allocated to the partners in proportion to cash distributed to the partners. If there is no such cash available for distribution, income is allocated 95% to the limited partners and 5% to the general partner.

         5148


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         5149

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         5150

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         5151

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         5152

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         5153

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         5154

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         5155

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         5156

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         5157

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         5158

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)              --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         5159

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         5160

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         5161

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         5162

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         5163

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5164

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5165

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         5166

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5167

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         5168

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         5169

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         5170

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5171

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5172

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5173


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         5174

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         5175


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         5176


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         5177


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         5178


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5179


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         5180

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         5181


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         5182


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5183


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         5184


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         5185


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         5186


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         5187


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         5188


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         5189


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         5190


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5191


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         5192


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         5193


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5194


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         5195

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5196


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         5197

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5198

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION



AIMCO Properties, L.P.

1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  TEXAS RESIDENTIAL INVESTORS L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of TEXAS RESIDENTIAL INVESTORS L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $36,987 in cash, or 960.75 Common OP Units of the Purchaser, or 1,479.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         5199

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         5200

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         5201

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         5202


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         5203


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         5204

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         5205

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         5206

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         5207


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                         Thurber Manor Associates, L.P.


                        in exchange for your choice of:


          1,858.50 of our 8.0% Class Two Partnership Preferred Units;


                  1,201.00 of our Partnership Common Units; or


                                $46,460 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $46,460 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         5208

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Thurber
    Manor Associates, L.P......................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-38
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58

         5209


                                                  PAGE
                                                  -----
  Proration....................................    S-59
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-79
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         5210

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors"
beginning on page S-     of this Prospectus Supplement and on page 2 of the
accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,515,000, less approximately $318,707 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         5211


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         5212


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2008 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $3,717 per year on the number of Preferred OP Units, or distributions of $3,002.50 per year on the number of Common OP Units, that you would receive in exchange for each of your

         5213


partnership's units. During 1998, your partnership made no cash distributions. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         5214

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $1,962,165 of balloon payments due on its mortgage debt in 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership

         5215


interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require balloon payment of $1,962,165. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         5216

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,717 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,002.50 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the

         5217

       securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         5218

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g. "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   378,000
Capitalization rate.........................................        10.75%
                                                              -----------
Gross valuation of partnership property.....................  $ 3,515,000
Plus: Cash and cash equivalents.............................      112,133
Plus: Other partnership assets, net of security deposits....      169,995
Less: Mortgage debt, including accrued interest.............   (2,470,561)
Less: Accounts payable, and accrued interest................      (20,638)
Less: Other liabilities.....................................            0
                                                              -----------
Partnership valuation before taxes and certain costs........    1,305,929
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (318,707)
Less: Closing costs.........................................      (87,875)
                                                              -----------
Estimates net valuation of your partnership.................      899,347
Percentage of estimated net valuation allocated to units....        96.86%
                                                              -----------
Estimated net valuation of units............................      871,125
          Total number of units.............................        18.75
                                                              -----------
Estimated valuation per unit................................       46,460
                                                              ===========
Cash consideration per unit.................................  $    46,460
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $46,460 by the $25 liquidation preference of each Preferred OP Unit to get 1,858.50 Preferred OP Units per unit.

         5219


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $46,460 by a price of $38.69 to get 1,201.00 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:



     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.


     The results of these comparative analyses are summarized as follows:

                                COMPARISON TABLE


                                                               PER UNIT
                                                               --------
Cash offer consideration....................................  $    46,460
Partnership Preferred Units.................................  $    46,460
Partnership Common Units....................................  $    46,460
Alternatives:

  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $    46,460
  Estimated going concern value.............................  $    39,997
  Net book value (deficit)..................................  $(1,027,549)



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and

         5220

qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Thurber Manor Associates, L.P. is a Delaware limited partnership which was formed on July 31, 1984 for the purpose of owning and operating an apartment property located in Columbus, Ohio, known as "Thurber Manor Apartments." Thurber Manor Apartments consists of 115 units and was built in 1965. Your partnership has no employees. As of September 30, 1998, there were 18.75 units of limited partnership interest issued and outstanding, which were held of record by 46 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $1,875,000 of limited partnership units in 1984. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $2,799 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Your partnership will terminate in 2008, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,302,115, payable to Bank of America, which bears interest at the rate of 7.6%. The mortgage debt is due in November, 2002. Your partnership also has a second mortgage note outstanding of 83,190, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         5221

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,858.50 of our Class Two Partnership Preferred Units;



     - 1,201.00 of our Partnership Common Units; or



     - $46,460 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 18.75 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,858.50 Preferred OP Units, 1,201.00 Common OP Units, or $46,460 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         5222

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         5223


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $46,460 in cash, 1,858.50 Preferred OP Units or 1,201.00 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I

         5224


Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $46,460.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $18,316 for the fiscal year ended December 31, 1998. The property manager received management fees of $40,991 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $217,781 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         5225

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         5226

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         5227

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         5228


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         5229


        SUMMARY FINANCIAL INFORMATION OF THURBER MANOR ASSOCIATES, L.P.



     The summary financial information of Thurber Manor Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Thurber Manor Associates, L.P. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                         THURBER MANOR ASSOCIATES, L.P.



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                  ------------------------   -------------------------------------------------------------------
                                     1998         1997          1997          1996          1995          1994          1993
                                  ----------   -----------   -----------   -----------   -----------   -----------   -----------
OPERATING DATA:
  Total Revenues................  $  617,344   $   587,310   $   795,109   $   761,858   $   727,990   $   696,977   $   682,707
  Net Income/(Loss).............      79,733        71,070        67,064        40,456        52,035       (19,820)      (59,165)
  Net Income (Loss) per limited
    partnership unit............         303           270           255           154           198           (75)         (225)
  Distributions per limited
    partnership unit............          --            --            --         57.00         76.00         73.91            --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                  ------------------------   -------------------------------------------------------------------
                                     1998         1997          1997          1996          1995          1994          1993
                                  ----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents.....  $  118,348   $   110,217   $   112,135   $   150,747   $   129,559   $   178,230   $   195,692
  Real Estate, Net of
    Accumulated Depreciation....   1,064,324     1,090,974     1,078,012     1,084,236     1,044,589       983,025     1,037,970
  Total Assets..................   1,440,067     1,435,353     1,437,774     1,466,897     1,435,394     1,444,167     1,530,083
  Notes Payable.................   2,299,758     2,357,605     2,356,670     2,408,823     2,456,618     2,500,418     2,540,556
General Partners' Capital/
  (Deficit).....................    (947,816)   (1,023,598)   (1,027,549)   (1,094,613)   (1,120,069)   (1,152,104)   (1,112,834)
Limited Partners' Capital/
  (Deficit).....................          --            --            --            --            --            --            --
Partners' Deficit...............    (947,816)   (1,023,598)   (1,027,549)   (1,094,613)   (1,120,069)   (1,152,104)   (1,112,834)
Total Distributions.............          --            --            --        15,000        20,000        19,450            --
Net increase (decrease) in cash
  and cash equivalents..........       6,213       (40,530)      (38,612)       21,188       (30,035)      (13,557)       20,965
Net cash provided by operating
  activities....................     118,876        86,390       118,186       209,852       153,331       115,204       135,723
Ratio of earnings to fixed
  charges.......................      1.56/1        1.49/1        1.30/1        1.18/1        1.23/1        0.91/1        0.74/1
                                        1.56          1.49          1.30          1.18          1.23          0.91          0.74


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO
                                                               OPERATING      THURBER MANOR
                                                              PARTNERSHIP    ASSOCIATES, L.P.
                                                              ------------   ----------------
                                                               YEAR ENDED       YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1998
                                                              ------------   ----------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $3,002.50           $ 0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $   3,717           $ 0

         5230

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         5231

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,515,000 less approximately $318,707 of deferred maintenance and investment. It is possible that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         5232


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         5233


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2008 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

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is equivalent to distributions of $3,717 per year on the number of Preferred OP Units, or distributions of $3,002.50 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership made no cash distributions. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

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holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately a $1,962,165 balloon payment due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment date, or it will be in default and could lose the property to foreclosure.

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                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest, consisting of a 0% limited partnership interest and a .992% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

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statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

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ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $71,070 for the nine months ended September 30, 1997, to $79,733 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on November 2002 and require a balloon payment totaling $1,962,165. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered


     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an

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offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's property from your partnership. However, a sale of your partnership's properties would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         5240


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $3,717 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership made no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $3,002.50 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         5241


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall

         5242

       property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Thurber Manor Apartments
Estimated Total Gross Property Value.....       $378,000             10.75%         $3,515,000


---------------


     (1) The total net operating income is equal to total revenues of $790,103, less total expenses of $377,780 and recurring replacement costs of $34,500.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $899,347. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 96.86% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $   378,000
Capitalization rate.........................................        10.75%
                                                              -----------
Gross valuation of partnership properties...................    3,515,000
Plus: Cash and cash equivalents.............................      112,133
Plus: Other partnership assets, net of security deposits....      169,995
Less: Mortgage debt, including accrued interest.............   (2,470,561)
Less: Accounts payable and accrued expenses.................      (20,638)
Less: Other liabilities.....................................            0
                                                              -----------
Partnership valuation before taxes and certain costs........    1,305,929
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (318,707)
Less: Closing costs.........................................      (87,875)
                                                              -----------
Estimated net valuation of your partnership.................      899,347
Percentage of estimated net valuation allocated to holders
  of units..................................................        96.86%
                                                              -----------
Estimated net valuation of units............................      871,125
          Total number of units.............................        18.75
                                                              -----------
Estimated valuation per unit................................       46,460
                                                              ===========
Cash consideration per unit.................................       46,460
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $46,460 by the $25 liquidation preference of each Preferred OP Unit to get 1,858.50 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $46,460 by a price of $38.69 to get 1,201.00 Common OP Units

         5243


       per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $899,347 or .16% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from $71,070 for the nine months ended September 30, 1997 to $79,733 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

         5244

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $46,460, based on a total estimated value of your partnership's property of $3,515,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $3,717 per year on the number of Preferred OP Units, or distributions of $3,002.50 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $ 0 . See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

         5245

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         5246


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2008, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                               PER UNIT
                                                              -----------
Cash offer price............................................  $    46,460
Partnership preferred units.................................       46,460(1)
Partnership common units....................................       46,460(1)
Alternatives:
                                                              Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $    46,460
  Estimated going concern value.............................  $    39,997
  Net book value (deficit)..................................  $(1,027,549)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.


  Estimated Liquidation Proceeds

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         5247

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $39,997 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $(54,803) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 96.86% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $51,888 per unit, going concern value of $41,853 per unit and liquidation value

         5248


of $47,699 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(5,482), $4,607 and $1,239. In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial

         5249

advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property;] (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                               THURBER
                                                                MANOR
                                                              APARTMENTS
                                                              ----------
Total Revenues..............................................  $ 820,935
Operating Expenses..........................................   (396,716)
Replacement Reserves -- Net.................................   (215,615)
Debt Service................................................   (260,604)
Capital Expenditures........................................    (26,100)
                                                              ---------
          Net Cash Flow Deficit.............................  $ (78,100)
                                                              =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.

         5250


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.75%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31,

         5251


1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $318,707. Stanger observed that your partnership liquidation value of $899,347 was allocated 96.86% to the limited partners and divided by the total units outstanding of 18.75 to provide the liquidation value per unit of $46,460.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $378,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $30,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.25%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.25%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 18.75 to achieve management's estimate of going concern value of $39,997 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $46,460 per unit is equal to management's estimate of liquidation value, and reflects a 15% premium to management's estimate of going concern value of $39,997. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year, preferred stock of AIMCO with a dividend equal to the dividend on the Preferred OP Units. Stanger observed that the ten day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.

         5252


     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.75%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rates of 11.25%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (13.25% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 65% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $51,888, $41,853 and $47,699 representing premiums (discounts) to the offer price of 11.6%, (9.9)% and 2.6%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the

         5253

information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         5254

                                YOUR PARTNERSHIP


GENERAL



     Thurber Manor Associates is an Delaware limited partnership which completed a private offering in 1984. Insignia acquired the general partner of your partnership in December 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 46 limited partners of your partnership and a total of
18.75 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on July 31, 1984 for the purpose of owning an apartment property located in Columbus, Ohio, known as "Thurber Manor Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1965 and consists of 115 apartment units. Your partnership's property had an average occupancy rate of approximately 96.61% in 1998, 96.52% in 1997 and 96.52% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations or improvements for 1999 total $318,707 and are intended to be paid for out of cash flow or borrowings. Major renovation items include heating, ventilation and air conditioning systems, ("HVAC"), gutters and downspouts, exterior paint, balconies, sidewalks and fence.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $541    $511    $498    $475    $474



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $57,452 of $1,024,100 of assessed valuation with a current yearly tax rate of 5.61%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 5.89% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2008 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.

         5255


     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 97% and $564, respectively, at December 31, 1998, compared to 97% and $541, respectively, at December 31, 1997. Although there can be no assurance as to the general partner expects this trend to continue in the near future because the market in Augusta, Georgia is very strong. In addition, the general partner noted that it expects to spend approximately $318,707 for capital improvements at the property in 1999 to repair the property's HVAC, gutters, exterior paint, balconies and fence. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,302,115, payable to Marine Midland, Bank of America and FNMA, which bears interest at a rate of 7.60%. The mortgage debt is due in November 2002. Your partnership also has a second mortgage note outstanding of $83,190, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the

         5256


general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,875,000 of limited partnership units in 1984 for $100,000 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, the general partner of your partnership is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner will not incur any liability to your partnership or any other partner for any mistakes or errors in judgment or for any act or omission believed by it in good faith to be within the scope of authority conferred upon it by your partnership's agreement of limited partnership. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is owned by AIMCO. See "Conflicts of Interest".



     Your partnership will, to the extent permitted by law, indemnify and save harmless the general partner against and from any personal loss, liability (including attorneys' fees) or damage incurred by it as the result of any act or omission in its capacity as general partner unless such loss, liability or damage results from gross negligence or willful misconduct of the general partner. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         5257


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $100,000.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $    0         $    0                 $0             $     0
1994...................................   1,000            700                  0               4,688
1995...................................   1,029            720                  0               4,820
1996...................................     771            540                  0               3,615
1997...................................       0              0                  0                   0
1998...................................       0              0                  0                   0
                                         ------         ------                 --             -------
          Total........................  $2,800         $1,960                 $0             $13,123


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest in your partnership, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         5258


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    Not available
1995........................................................    $30,165
1996........................................................     25,434
1997........................................................     26,608
1998........................................................     18,316



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1994........................................................  Not available
1995........................................................  $36,107
1996........................................................   37,726
1997........................................................   39,386
1998........................................................   40,991



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         5259


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents......  $   118,348   $   110,217   $   112,135   $   150,747   $   129,559   $   178,230   $   195,692
Land & Building................    3,233,876     3,173,579     3,182,354     3,101,631     2,982,482     2,855,793     2,798,267
Accumulated Depreciation.......   (2,169,552)   (2,082,605)   (2,104,342)   (2,017,395)   (1,937,893)   (1,872,768)   (1,760,297)
Other Assets...................      257,395       234,162       247,627       231,914       261,246       282,912       296,431
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets...........  $ 1,440,067   $ 1,435,353   $ 1,437,774   $ 1,466,897   $ 1,435,394   $ 1,444,167   $ 1,530,093
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable..................  $ 2,299,758   $ 2,357,605   $ 2,356,670   $ 2,408,823   $ 2,456,618   $ 2,500,418   $ 2,540,556
Other Liabilities..............       88,125       101,346       108,653       152,687        98,845        95,853        94,047
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities......  $ 2,387,883   $ 2,458,951   $ 2,465,323   $ 2,561,510   $ 2,555,463   $ 2,596,271   $ 2,642,927
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Partners Deficit...............  $  (947,816)  $(1,023,598)  $(1,027,549)  $(1,094,613)  $(1,120,069)  $(1,152,104)  $(1,112,834)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                   THURBER MANOR ASSOC., LTD.
                                 -----------------------------------------------------------------------------------------------
                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Rental Revenue.................  $   580,115   $   550,452   $   747,177   $   705,499   $   687,861   $   656,185   $   654,026
Other Income...................       37,229        36,858        47,932        56,360        40,129        40,792        28,681
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Revenue..........  $   617,344   $   587,310   $   795,109   $   761,859   $   727,990   $   696,977   $   682,707
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Expenses.............  $   265,189   $   242,958   $   335,435   $   331,812   $   291,032   $   298,750   $   257,683
General & Administrative.......       22,018        18,519        29,848        29,459        33,719        26,584        49,063
Depreciation...................       65,210        65,210        86,947        79,502        75,185       112,471       162,753
Interest Expense...............      141,362       145,515       219,984       224,343       228,338       232,097       224,392
Property Taxes.................       43,832        44,038        55,831        56,287        47,681        46,895        47,981
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Expenses.........  $   537,611   $   516,240   $   728,045   $   721,403   $   675,955   $   716,797   $   741,872
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income before extraordinary
  items........................  $    79,733   $    71,070   $    67,064   $    40,456   $    52,035   $   (19,820)  $   (59,165)
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Extraordinary Items............           --            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (Loss)..............  $    79,733   $    71,070   $    67,064   $    40,456   $    52,035   $   (19,820)  $   (59,165)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net Income per limited
  partnership unit.............  $       303   $       270   $       255   $       154   $       198   $       (75)  $      (225)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Distributions per limited
  partnership unit.............  $        --   $        --   $        --   $     57.00   $     76.00   $     73.91   $        --
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========

         5260


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



     RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $80,000 for the nine months ended September 30, 1998, compared to $71,000 for the nine months ended September 30, 1997. The increase in net income of $9,000 was primarily the result of an increase in revenues, off-set by an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $617,000 for the nine months ended September 30, 1998, compared to $587,000 for the nine months ended September 30, 1997, an increase of $30,000, or 5%. The Partnership was able to increase rental rates by an average of 4.5%, while occupancy remained constant at 96%. Other income was $37,000 for both periods.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $265,000 for the nine months ended September 30, 1998, compared to $243,000 for the nine months ended September 30, 1997, an increase of $22,000, or 9%. The increase is due primarily to higher property maintenance expenses as the Partnership incurred higher exterior building improvements and landscaping costs during 1998 as compared to 1997. Partnership Property management expenses was $30,000 for the nine months ended September 30, 1998, compared to $29,000 for the nine months ended September 30, 1997, an increase of $1,000. This increase is due to the increase in revenues as management fees are paid based on rental revenues. General and administrative expenses increased $3,000 to $22,000, due to higher partnership administrative and asset management fees.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $141,000 for the nine months ended September 30, 1998, compared to $145,000 for the nine months ended September 30, 1997, a decrease of $4,000, or 2.8%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your partnership recognized net income of $67,064 for the year ended December 31, 1997, compared to $40,456 for the year ended December 31, 1996. The increase in net income of $26,608, or 65.8% was primarily the result of an increase in rental revenue due to an increase in occupancy levels and market rent rates. These factors are discussed in more detail in the following paragraphs.

         5261


     REVENUES



     Rental and other property revenues from the partnership's property totaled $795,109 for the year ended December 31, 1997, compared to $761,859 for the year ended December 31, 1996, an increase of $33,250, or 4.4%. The Partnership increased rental rates by an average of 4%. Occupancy rates also increased 1.4% to 96.5%.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $335,435 for the year ended December 31, 1997, compared to $331,812 for the year ended December 31, 1996, an increase of $3,623 or 1.1%. Management expenses totaled $39,386 for the year ended December 31, 1997, compared to $37,726 for the year ended December 31, 1996, an increase of $1,600, or 4.4%, due to the increase on rental revenue, as management fees are based on a percentage of revenue. Additionally, there was an increase of $1,512 related to maintenance expense for major landscape improvements and gutter repairs.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $29,848 for the year ended December 31, 1997 compared to $29,459 for the year ended December 31, 1996, an increase of $389 or 1.3%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $219,984 for the year ended December 31, 1997, compared to $224,343 for the year ended December 31, 1996, a decrease of $4,359, or 1.9%. The decrease is due to a lower outstanding balance on mortgage indebtedness due to principal payments made during 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your partnership recognized net income of $40,456 for the year ended December 31, 1996, compared to $52,035 for the year ended December 31, 1995. The decrease in net income of $11,579, or 22.3% was primarily the result of a greater increase in the operating expenses than in rental revenue. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $761,859 for the year ended December 31, 1996, compared to $727,990 for the year ended December 31, 1995, an increase of $33,869, or 4.7%. The Partnership increased rental rates by an average of 2.6% while occupancy rates remained consistent at 95%. Additionally, other income increased by $16,231 to $56,360 due to additional laundry income from additional washers and dryers.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $331,812 for the year ended December 31, 1996, compared to $291,032 for the year ended December 31, 1995, an increase of $40,780 or 14%. This increase was primarily the result of an increase in expensed exterior property improvements of $30,966 to $101,923. Management expenses totaled $37,726 for the year ended December 31, 1996, compared to $36,107 for the year ended December 31, 1995, an increase of $1,619, or 4.5% which is due to increased rental revenue as management fees are based on a percentage of revenue.

         5262


     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $29,495 for the year ended December 31, 1996 compared to $33,719 for the year ended December 31, 1995, a decrease of $4,260 or 12.63%. The decrease is primarily due to general decreases in various administrative expenses.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $224,343 for the year ended December 31, 1996, compared to $228,338 for the year ended December 31, 1995, a decrease of $3,995, or 1.8%. The decrease is due to a lower outstanding balance on mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $118,348 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $90,692, was $2,404,680. The mortgages require monthly payments of approximately $21,230 until November 2002, at which time a balloon payment of approximately $2,117,577 will be due. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.6%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         5263

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 18.75 units of your partnership (up to 28.75 units) for consideration per unit of (i) 1,858.50 Preferred OP Units, (ii) 1,201.00 Common OP Units, or (iii) $46,460 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         5264

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         5265

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         5266

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         5267

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         5268

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         5269


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         5270


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         5271

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         5272


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         5273


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         5274


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         5275

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         5276

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         5277


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         5278

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         5279


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         5280

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law for the purpose      as a Delaware limited partnership. The AIMCO
of owning and managing Thurber Manor              Operating Partnership owns interests (either
Apartments.                                       directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Distributable Cash (as defined in your            Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2008.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
develop, operate, lease, manage and hold for      Partnership is to conduct any business that
investment and the production of income your      may be lawfully conducted by a limited
partnership's property. Subject to                partnership organized pursuant to the
restrictions contained in your partnership's      Delaware Revised Uniform Limited Part-
agreement of limited partnership, your            nership Act (as amended from time to time,
partnership may perform all act necessary or      or any successor to such statute) (the
appropriate in connection therewith and           "Delaware Limited Partnership Act"),
reasonably related thereto, including             provided that such business is to be
acquiring additional real or personal             conducted in a manner that permits AIMCO to
property, borrowing money and creating            be qualified as a REIT, unless AIMCO ceases
liens.                                            to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         5281
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit up to 35 additional limited         partnership purpose from time to time to the
partners by selling not more than 18.75           limited partners and to other persons, and
units for cash and notes to selected persons      to admit such other persons as additional
who fulfill the requirements set forth in         limited partners, on terms and conditions
your partnership's agreement of limited           and for such capital contributions as may be
partnership. The capital contribution need        established by the general partner in its
not be equal for all limited partners. Upon       sole discretion. The net capital
admission of such limited partners, an            contribution need not be equal for all OP
amendment to the certificate of your              Unitholders. No action or consent by the OP
partnership must be executed and                  Unitholders is required in connection with
acknowledged by the general partner, the          the admission of any additional OP
original limited partner and by the general       Unitholder. See "Description of OP
partner as attorney-in-fact for the               Units -- Management by the AIMCO GP" in the
additional limited partners.                      accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, the general partner is       contribute funds or other assets to its
authorized in connection with the management      subsidiaries or other persons in which it
of your partnership to                            has an equity investment,

         5282
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

acquire goods from, or utilize the services       and such persons may borrow funds from the
of, firms and persons affiliated with the         AIMCO Operating Partnership, on terms and
general partner in performing its duties and      conditions established in the sole and
responsibilities under your partnership's         absolute discretion of the general partner.
agreement of limited partnership; provided        To the extent consistent with the business
that terms and conditions of such dealings        purpose of the AIMCO Operating Partnership
are as favorable as could be reasonably           and the permitted activities of the general
obtained from third parties offering similar      partner, the AIMCO Operating Partnership may
goods and services of similar quality and         transfer assets to joint ventures, limited
reliability. In the event the general             liability companies, partnerships,
partner determines that funds are reasonably      corporations, business trusts or other
necessary for acquiring or maintaining and        business entities in which it is or thereby
protecting the property of your partnership       becomes a participant upon such terms and
or conducting its business, the general           subject to such conditions consistent with
partner is authorized to borrow funds on          the AIMCO Operating Partnership Agreement
behalf of your partnership on commercially        and applicable law as the general partner,
reasonable terms from one or more of the          in its sole and absolute discretion,
partners without notification to any of the       believes to be advisable. Except as
other partners, and all or a portion of your      expressly permitted by the AIMCO Operating
partnership's property may be conveyed as         Partnership Agreement, neither the general
security for any indebtedness; provided,          partner nor any of its affiliates may sell,
however, that the borrowing from limited          transfer or convey any property to the AIMCO
partners will be undertaken only to the           Operating Partnership, directly or
extent allowed by applicable law. The time        indirectly, except pursuant to transactions
and amounts of repayment for such loans will      that are determined by the general partner
be in the sole discretion of the general          in good faith to be fair and reasonable.
partner and payments of principal and inter-
est will be fully paid prior to any
distribution of funds to the partners unless
such loans contain a specific provision to
the contrary. The partner who lends money to
your partnership will be considered an
unrelated creditor with respect to such
loans to the extent allowed by applicable
law. Any loans from the general partner or
its affiliates will accrue interest at the
greater of 2 1/2% over the prime interest
rate charged by the Third National Bank in
Nashville, adjusted monthly, or the general
partner's or its affiliate's actual interest
cost in borrowing such amounts.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money in the ordinary        contains no restrictions on borrowings, and
course of business and as security therefore      the general partner has full power and
to mortgage all or any part of the real           authority to borrow money on behalf of the
property of your partnership in addition to       AIMCO Operating Partnership. The AIMCO
obtaining loans specifically provided for in      Operating Partnership has credit agreements
your partnership's agreement of limited           that restrict, among other things, its
partnership.                                      ability to incur indebtedness.

         5283
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
have access to the current list of the names      purpose of such demand and at such OP
and address of all limited partners at all        Unitholder's own expense, to obtain a
reasonable times at the principal office of       current list of the name and last known
your partnership.                                 business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.



                               Management Control


Subject to the limitations set forth under        All management powers over the business and
applicable law and the terms of your              affairs of the AIMCO Operating Partnership
partnership's agreement of limited                are vested in AIMCO-GP, Inc., which is the
partnership, the general partner of your          general partner. No OP Unitholder has any
partnership has the power to do all things        right to participate in or exercise control
set forth in your partnership's agreement of      or management power over the business and
limited partnership. The general partner          affairs of the AIMCO Operating Partner-
represents your partnership in all                ship. The OP Unitholders have the right to
transactions with third parties. No limited       vote on certain matters described under
partner has any right or power to take part       "Comparison of Your Units and AIMCO OP
in any way in the management of your              Units -- Voting Rights" below. The general
partnership business except as may be             partner may not be removed by the OP
expressly provided in your partnership's          Unitholders with or without cause.
agreement of limited partnership or by
applicable statutes.                              In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner          forth in the AIMCO Operating Partnership
will not incur any liabil-                        Agreement, the

         5284
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ity to your partnership or any other partner      general partner is not liable to the AIMCO
for any mistakes or errors in judgment or         Operating Partnership for losses sustained,
for any act or omission believed by it in         liabilities incurred or benefits not derived
good faith to be within the scope of              as a result of errors in judgment or
authority conferred upon it by your partner-      mistakes of fact or law of any act or
ship's agreement of limited partnership. In       omission if the general partner acted in
addition, your partnership will, to the           good faith. The AIMCO Operating Partnership
extent permitted by law, indemnify and save       Agreement provides for indemnification of
harmless the general partner against and          AIMCO, or any director or officer of AIMCO
from any personal loss, liability (includ-        (in its capacity as the previous general
ing attorneys' fees) or damage incurred by        partner of the AIMCO Operating Partner-
it as the result of any act or omission in        ship), the general partner, any officer or
its capacity as general partner unless such       director of general partner or the AIMCO
loss, liability or damage results from gross      Operating Partnership and such other persons
negligence or willful misconduct of the           as the general partner may designate from
general partner.                                  and against all losses, claims, damages,
                                                  liabilities, joint or several, expenses (in-
                                                  cluding legal fees), fines, settlements and
                                                  other amounts incurred in connection with
                                                  any actions relating to the operations of
                                                  the AIMCO Operating Partnership, as set
                                                  forth in the AIMCO Operating Partnership
                                                  Agreement. The Delaware Limited Partnership
                                                  Act provides that subject to the standards
                                                  and restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause            the business and affairs of the AIMCO
following written notice to the general           Operating Partnership. The general partner
partner upon a vote of the limited partners       may not be removed as general partner of the
owning a 51% of the outstanding units. A          AIMCO Operating Partnership by the OP
general partner may not resign without the        Unitholders with or without cause. Under the
consent of those persons owning 51% of the        AIMCO Operating Partnership Agreement, the
units. Such consent is also necessary for         general partner may, in its sole discretion,
the approval of a new general partner. A          prevent a transferee of an OP Unit from
limited partner may not transfer his              becoming a substituted limited partner
interests without the written consent of the      pursuant to the AIMCO Operating Partnership
general partners which may be withheld at         Agreement. The general partner may exercise
the sole discretion of the general partners.      this right of approval to deter, delay or
                                                  hamper attempts by persons to acquire a
                                                  controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of

         5285
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  OP Unitholders to transfer their OP Units.
                                                  See "Description of OP Units -- Transfers
                                                  and Withdrawals" in the accompanying
                                                  Prospectus.



                    Amendment of Your Partnership Agreement


Limited partners owning 51% of the units may      With the exception of certain circumstances
amend your partnership's agreement of             set forth in the AIMCO Operating Partnership
limited partnership, except that any              Agreement, whereby the general partner may,
amendment which adversely affects a limited       without the consent of the OP Unitholders,
partner's interest in your partnership's          amend the AIMCO Operating Partnership
capital, profits or Distributable Cash (as        Agreement, amendments to the AIMCO Operating
defined in your partnership's agreement of        Partnership Agreement require the consent of
limited partnership) must be approved by          the holders of a majority of the outstanding
such limited partner. On its own motion or        Common OP Units, excluding AIMCO and certain
the written request of the limited partner        other limited exclusions (a "Majority in
owning at least 10% of the units, the             Interest"). Amendments to the AIMCO
general partner will submit the proposed          Operating Partnership Agreement may be
amendment to the limited partner together         proposed by the general partner or by
with its recommendation as to such proposal.      holders of a Majority in Interest. Following
The general partner may require a response        such proposal, the general partner will
within a specified time, but not less than        submit any proposed amendment to the OP
thirty days and failure to respond in such        Unitholders. The general partner will seek
time will constitute a vote which is              the written consent of the OP Unitholders on
consistent with the recommendation of the         the proposed amendment or will call a
limited partners.                                 meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner but may receive fees for additional       Operating Partnership. In addition, the
services. Moreover, the general partner or        AIMCO Operating Partnership is responsible
certain affiliates may be entitled to             for all expenses incurred relating to the
compensation for additional services              AIMCO Operating Partnership's ownership of
rendered.                                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, the liability of each        gross negligence, no OP Unitholder has
of the limited partners for its share of the      personal liability for the AIMCO Operating
losses or debts of your partnership is            Partnership's debts and obligations, and
limited to the total capital contribution of      liability of the OP Unitholders for the
such limited partner plus, to the extent          AIMCO Operating Partnership's debts and
that such limited partner has rightfully          obligations is generally limited to the
received the return of such capital               amount of their investment in the AIMCO
contribution, any sum, not in excess of such      Operating Partnership.

         5286
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

return, necessary to discharge liabilities        However, the limitations on the liability of
of your partnership to all creditors who          limited partners for the obligations of a
extended credit before such return; provided      limited partnership have not been clearly
that the liability with respect to                established in some states. If it were
rightfully returned capital contributions is      determined that the AIMCO Operating Part-
limited to one year from the date of such         nership had been conducting business in any
return. Notwithstanding the foregoing, the        state without compliance with the applicable
original limited partner only may be subject      limited partnership statute, or that the
to a mandatory assessment of an amount not        right or the exercise of the right by the
exceeding 50% of its total capital contri-        holders of OP Units as a group to make
bution as provided in your partnership's          certain amendments to the AIMCO Operating
agreement of limited partnership.                 Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


In general, your partnership's agreement of       Unless otherwise provided for in the
limited partnership and the AIMCO Operating       relevant partnership agreement, Delaware law
Partnership Agreement have limitations on         generally requires a general partner of a
the liability of the general partner but          Delaware limited partnership to adhere to
such limitations differ in terms and provide      fiduciary duty standards under which it owes
more protection for the general partner of        its limited partners the highest duties of
the AIMCO Operating Partnership. Under your       good faith, fairness and loyalty and which
partnership's agreement of limited                generally prohibit such general partner from
partnership, the general partner must act as      taking any action or engaging in any
a fiduciary with respect of the assets and        transaction as to which it has a conflict of
business of your partnership. The general         interest. The AIMCO Operating Partnership
partner must use its best efforts to do all       Agreement expressly authorizes the general
things and perform such duties as may be          partner to enter into, on behalf of the
reasonably necessary to the successful            AIMCO Operating Partnership, a right of
operation of your partnership. The general        first opportunity arrangement and other
partner must devote such of its time and          conflict avoidance agreements with various
that of its employees to your partnership         affiliates of the AIMCO Operating
business as may be reasonably necessary to        Partnership and the general partner, on such
carry on and conduct your partnership's           terms as the general partner, in its sole
business. However, except as specifically         and absolute discretion, believes are
provided in your partnership, the partners        advisable. The AIMCO Operating Partnership
may engage in whatever activities they            Agreement expressly limits the liability of
choose, whether the same be competitive with      the general partner by providing that the
your partnership or otherwise, including          general partner, and its officers and
without limitation, the acquisition,              directors will not be liable or accountable
ownership, financing, syndication,                in damages to the AIMCO Operating
development, improvement, leasing,                Partnership, the limited partners or as-
operation, management and brokerage of real       signees for errors in judgment or mistakes
property (including real property that may        of fact or law or of any act or omission if
be in the vicinity of and competitive with        the general partner or such director or
real property owned by your partnership),         officer acted in good faith. See
without having or incurring any obligation        "Description of OP Units -- Fiduciary
to disclose or to offer any interest in such      Responsibilities" in the accompanying
activities to any party to your                   Prospectus.
partnership's agreement of limited
partnership.

         5287
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

         5288

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).


                                 Voting Rights



Under your partnership's agree-     Except as otherwise required by     Under the AIMCO Operating
ment of limited partnership, upon   applicable law or in the AIMCO      Partnership Agreement, the OP
the vote of the limited partners    Operating Partnership Agreement,    Unitholders have voting rights
owning a 51% of the outstanding     the holders of the Preferred OP     only with respect to certain lim-
units, the limited partners may     Units will have the same voting     ited matters such as certain
amend your partnership's agree-     rights as holders of the Common OP  amendments and termination of the
ment of limited partnership, sub-   Units. See "Description of OP       AIMCO Operating Partnership
ject to certain limitations;        Units" in the accompanying          Agreement and certain trans-
dissolve and terminate your         Prospectus. So long as any Pre-     actions such as the institution of
partnership; remove a general       ferred OP Units are outstanding,    bankruptcy proceedings, an as-
partner for cause, approve the      in addition to any other vote or    signment for the benefit of credi-
retirement of a general partner,    consent of partners required by     tors and certain transfers by the
approve the admission of a new      law or by the AIMCO Operating       general partner of its interest in
general partner; and approve or     Partnership Agreement, the          the AIMCO Operating Partnership or
disapprove the sale of all or a     affirmative vote or consent of      the admission of a successor
material portion of your            holders of at least 50% of the      general partner.
partnership's property.             outstanding Preferred OP Units
                                    will be necessary for effecting     Under the AIMCO Operating
A general partner may cause the     any amendment of any of the provi-  Partnership Agreement, the gen-
dissolution of your partnership by  sions of the Partnership Unit Des-  eral partner has the power to ef-
retiring. In such event, the        ignation of the Preferred OP Units  fect the acquisition, sale,
limited partners holding 51% of     that materially and adversely af-   transfer, exchange or other
the aggregate units may, within     fects the rights or preferences of  disposition of any assets of the
ninety days of such occurrence,     the holders of the Preferred OP     AIMCO Operating Partnership
vote to continue the business of    Units. The creation or issu-        (including, but not limited to,
your partnership. If no general                                         the exercise or
partner remains

         5289
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

in office, all of the limited       ance of any class or series of      grant of any conversion, option,
partners may elect to reform your   partnership units, including,       privilege or subscription right or
partnership and elect a successor   without limitation, any             any other right available in con-
general partner whereupon your      partnership units that may have     nection with any assets at any
partnership will be dissolved and   rights senior or superior to the    time held by the AIMCO Operating
all of the assets and liabilities   Preferred OP Units, shall not be    Partnership) or the merger,
of your partnership will be         deemed to materially adversely      consolidation, reorganization or
contributed to a new partnership    affect the rights or preferences    other combination of the AIMCO
and all parties to your             of the holders of Preferred OP      Operating Partnership with or into
partnership's agreement of limited  Units. With respect to the          another entity, all without the
partnership will become parties to  exercise of the above described     consent of the OP Unitholders.
such new partnership. In general,   voting rights, each Preferred OP
you have greater voting rights in   Units shall have one (1) vote per   The general partner may cause the
your partnership than you will      Preferred OP Unit.                  dissolution of the AIMCO Oper-
have as an OP Unitholder. OP                                            ating Partnership by an "event of
Unitholders cannot remove the                                           withdrawal," as defined in the
general partner of the AIMCO                                            Delaware Limited Partnership Act
Operating Partnership.                                                  (including, without limitation,
                                                                        bankruptcy), unless, within 90
                                                                        days after the withdrawal, holders
                                                                        of a "majority in interest," as
                                                                        defined in the Delaware Limited
                                                                        Partnership Act, agree in writing,
                                                                        in their sole and absolute
                                                                        discretion, to continue the busi-
                                                                        ness of the AIMCO Operating
                                                                        Partnership and to the appointment
                                                                        of a successor general partner.
                                                                        The general partner may elect to
                                                                        dissolve the AIMCO Operating
                                                                        Partnership in its sole and
                                                                        absolute discretion, with or
                                                                        without the consent of the OP
                                                                        Unitholders. See "Description of
                                                                        OP Units -- Dissolution and
                                                                        Winding Up" in the accompanying
                                                                        Prospectus.
                                                                        OP Unitholders cannot remove the
                                                                        general partner of the AIMCO
                                                                        Operating Partnership with or
                                                                        without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions from                   at the rate of $0.50 per          or such portion as the
Distributable Cash (as            Preferred OP Unit; provided,      general
defined in your partner-          however, that

         5290
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

ship's agreement of limited       at any time and from time to      partner may in its sole and
partnership) will be made         time on or after the fifth        absolute discretion
quarterly, on or about            anniversary of the issue          determine, of Available Cash
January 15, April 15, July        date of the Preferred OP          (as defined in the AIMCO
15 and October 15 for each        Units, the AIMCO Operating        Operating Partnership
fiscal year, or for such          Partnership may adjust the        Agreement) generated by the
shorter period as may be          annual distribution rate on       AIMCO Operating Partnership
applicable. The                   the Preferred OP Units to         during such quarter to the
distributions payable to the      the lower of (i) 2.00% plus       general partner, the special
partners are not fixed in         the annual interest rate          limited partner and the
amount and depend upon the        then applicable to U.S.           holders of Common OP Units
operating results and net         Treasury notes with a             on the record date es-
sales or refinancing pro-         maturity of five years, and       tablished by the general
ceeds available from the          (ii) the annual dividend          partner with respect to such
disposition of your               rate on the most recently         quarter, in accordance with
partnership's assets.             issued AIMCO non-convertible      their respective interests
                                  preferred stock which ranks       in the AIMCO Operating
                                  on a parity with its Class H      Partnership on such record
                                  Cumulative Preferred Stock.       date. Holders of any other
                                  Such distributions will be        Preferred OP Units issued in
                                  cumulative from the date of       the future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by
                                  the AIMCO

         5291
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  Operating Partnership with        income or excise tax
                                  respect to any Junior Units       liability of AIMCO. See
                                  (as defined below), nor           "Description of OP
                                  shall any Junior Units be         Units -- Distributions" in
                                  redeemed, purchased or            the accompanying Prospectus.
                                  otherwise acquired for
                                  consideration, nor shall any
                                  other cash or other property
                                  be paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights



A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such person will       and the Preferred OP Units        Operating Partnership
become a substitute limited       are not listed on any             Agreement restricts the
partner if: (1) a written         securities exchange. The          transferability of the OP
assignment has been duly          Preferred OP Units are            Units. Until the expiration
executed and acknowledged by      subject to restrictions on        of one year from the date on
the assignor and assignee         transfer as set forth in the      which an OP Unitholder
and delivered to the general      AIMCO Operating Partnership       acquired OP Units, subject
partners, (2) the approval        Agreement.                        to certain exceptions, such
of the general partners                                             OP Unitholder may not
which may be withheld in the      Pursuant to the AIMCO             transfer all or any por-
sole discretion and which         Operating Partnership             tion of its OP Units to any
will be withheld if the           Agreement, until the              transferee without the
general partners reasonably       expiration of one year from       consent of the general
believe that the transfer         the date on which a holder        partner, which consent may
violates applicable               of Preferred OP Units             be withheld in its sole and
securities law or result in       acquired Preferred OP Units,      absolute discretion. After
adverse tax consequences,         subject to certain                the expiration of one year,
including the termination of      exceptions, such holder of        such OP Unitholder has the
your partnership for tax          Preferred OP Units may not        right to transfer all or any
purposes, (3) the assignee        transfer all or any portion       portion of its OP Units to
has agreed to be bound by         of its Preferred OP Units to      any person, subject to the
all of the terms of your          any transferee without the        satisfaction of certain con-
partnership's agreement of        consent of the general            ditions specified in the
limited partnership and           partner, which consent may        AIMCO Operating Partnership
absolute discretion of the        be withheld in its sole and       Agreement, including the
general partner has been          absolute discretion. After        general partner's right of
granted, (4) the assignee         the expiration of one year,       first refusal. See
represents he is at least 18      such holders of Preferred OP      "Description of OP Units --
years of age, is a citizen        Units has the right to            Transfers and Withdrawals"
and resident of the U.S.,         transfer all or any portion       in the accompanying
has sufficient financial          of its Preferred OP Units to      Prospectus.
resources to maintain the         any person, subject to the
interest acquired and that        satisfaction of certain           After the first anniversary
he is not acquiring the           conditions specified in the       of becoming a holder of
interest with a view to           AIMCO Operating Partner-          Common OP Units, an OP
resell the interest and (5)       ship Agreement, including         Unitholder has the right,
the assignor and assignee         the general partner's right       subject to the terms and
have complied with such           of first refusal.                 conditions of the AIMCO
other conditions as set                                             Operating Partnership
forth in your partnership's       After a one-year holding          Agreement, to require the
agreement of limited              period, a holder may redeem       AIMCO Operating Partnership
partnership.                      Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
There are no redemption           therefor, at the AIMCO Oper-      by such party in exchange
rights associated with your       ating Partnership's option,
units.

         5292
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  (i) subject to the terms of       for a cash amount based on
                                  any Senior Units (as defined      the value of shares of Class
                                  below), cash in an amount         A Common Stock. See
                                  equal to the Liquidation          "Description of OP
                                  Preference of the Preferred       Units -- Redemption Rights"
                                  OP Units tendered for             in the accompanying
                                  redemption, (ii) a number of      Prospectus. Upon receipt of
                                  shares of Class A Common          a notice of redemption, the
                                  Stock of AIMCO that is equal      AIMCO Operating Partnership
                                  in Value to the Liquidation       may, in its sole and
                                  Preference of the Preferred       absolute discretion but
                                  OP Units tendered for             subject to the restrictions
                                  redemption, or (iii) for          on the ownership of Class A
                                  Preferred OP Units redeemed       Common Stock imposed under
                                  after a two-year holding          AIMCO's charter and the
                                  period, a number of shares        transfer restrictions and
                                  of Class I Preferred Stock        other limitations thereof,
                                  of AIMCO that pay an              elect to cause AIMCO to
                                  aggregate amount of               acquire some or all of the
                                  dividends equivalent to the       tendered Common OP Units in
                                  distributions on the              exchange for Class A Common
                                  Preferred OP Units tendered       Stock, based on an exchange
                                  for redemption; provided          ratio of one share of Class
                                  that such shares are part of      A Common Stock for each Com-
                                  a class or series of              mon OP Unit, subject to
                                  preferred stock that is then      adjustment as provided in
                                  listed on the NYSE or an-         the AIMCO Operating
                                  other national securities         Partnership Agreement.
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         5293

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         5294

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         5295

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         5296

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         5297


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         5298


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         5299

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         5300

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         5301

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         5302

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $25,434 in 1996, $26,608 in 1997 and $18,316 in 1998. The property manager received management fees of $37,726 in 1996, $39,386 in 1997 and $40,991 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         5303

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $217,781 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, of the election of the company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         5304

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Thurber Manor Associates, Limited as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         5305

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (Unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997
  (Unaudited)...............................................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-4
Notes to Condensed Financial Statements.....................  F-5
Independent Auditors' Report................................  F-6
Balance Sheets as of December 31, 1997 and 1996.............  F-7
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1997 and 1996............  F-8
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-9
Notes to Financial Statements...............................  F-10
Independent Auditors' Report................................  F-14
Balance Sheets as of December 31, 1996 and 1995.............  F-15
Statements of Operations and Changes in Partners' Deficit
  for the years ended December 31, 1996 and 1995............  F-16
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-17
Notes to Financial Statements...............................  F-18

         5306


                       THURBER MANOR ASSOCIATES, LIMITED



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                     ASSETS



Cash and cash equivalents...................................                 $  118,348
Receivables and deposits....................................                     76,747
Restricted escrows..........................................                    126,686
Other assets................................................                     53,962
Investment property
  Land......................................................  $   176,415
  Building and related personal property....................    3,057,461
                                                              -----------
                                                                3,233,876
  Less: Accumulated depreciation............................   (2,169,552)    1,064,324
                                                              -----------    ----------
          Total assets......................................                 $1,440,067
                                                                             ==========

                           LIABILITIES AND PARTNERS' DEFICIT

Accounts payable............................................                 $    7,227
Other accrued liabilities...................................                     14,732
Property taxes payable......................................                     43,832
Tenant security deposits....................................                     22,334
Notes payable...............................................                  2,299,758
          Partners' deficit.................................                   (947,816)
                                                                             ----------
          Total liabilities and partners' deficit...........                 $1,440,067
                                                                             ==========



                See Accompanying Notes to Financial Statements.

         5307


                       THURBER MANOR ASSOCIATES, LIMITED



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Revenues:
  Rental income.............................................  $580,115    $550,452
  Other income..............................................    37,229      36,858
                                                              --------    --------
          Total revenues....................................   617,344     587,310
Expenses:
  Operating expenses........................................   265,189     242,958
  General and administrative expenses.......................    22,018      18,519
  Depreciation expense......................................    65,210      65,210
  Interest expense..........................................   141,362     145,515
  Property tax expense......................................    43,832      44,038
                                                              --------    --------
          Total expenses....................................   537,611     516,240
                                                              --------    --------
          Net income........................................  $ 79,733    $ 71,070
                                                              ========    ========



                See Accompanying Notes to Financial Statements.

         5308


                       THURBER MANOR ASSOCIATES, LIMITED



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Operating activities:
  Net income................................................  $ 79,733    $ 71,070
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
  Depreciation and amortization.............................    67,672      65,210
  Changes in accounts:
     Receivables and deposits and other assets..............    (8,001)        (69)
     Accounts payable and accrued expenses..................   (20,528)    (49,821)
                                                              --------    --------
          Net cash provided by (used in) operating
            activities......................................   118,876      86,390
                                                              --------    --------
Investing activities:
  Property improvements and replacements....................   (51,522)    (71,948)
  Net (increase)/decrease in restricted escrows.............    (4,229)     (3,754)
                                                              --------    --------
  Net cash provided by (used in) investing activities.......   (55,751)    (75,702)
                                                              --------    --------
Financing activities:
  Payments on mortgage......................................   (56,912)    (51,218)
                                                              --------    --------
  Net cash provided by (used in) financing activities.......   (56,912)    (51,273)
                                                              --------    --------
  Net increase (decrease) in cash and cash equivalents......     6,213     (40,530)
  Cash and cash equivalents at beginning of period..........   112,135     150,747
                                                              --------    --------
  Cash and cash equivalents at end of period................  $118,348    $110,217
                                                              ========    ========



                See Accompanying Notes to Financial Statements.

         5309


                       THURBER MANOR ASSOCIATES, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Thurber Manor Associates, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.



NOTE B -- SUBSEQUENT EVENT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         5310


                          INDEPENDENT AUDITORS' REPORT



General Partners


Thurber Manor Associates, Limited:



     We have audited the accompanying balance sheets of Thurber Manor Associates, Limited as of December 31, 1997 and 1996, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thurber Manor Associates, Limited as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, SC


February 18, 1998

         5311


                       THURBER MANOR ASSOCIATES, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Cash and cash equivalents...................................  $   112,135    $   150,747
Receivables and deposits....................................       66,274         49,095
Restricted escrows (Note B).................................      122,457        117,424
Other assets................................................       58,896         65,395
Investment properties (Note C):
  Land......................................................      176,415        176,415
  Buildings and related personal property...................    3,005,939      2,925,216
                                                              -----------    -----------
                                                                3,182,354      3,101,631
  Less accumulated depreciation.............................   (2,104,342)    (2,017,395)
                                                              -----------    -----------
                                                                1,078,012      1,084,236
                                                              -----------    -----------
                                                              $ 1,437,774    $ 1,466,897
                                                              ===========    ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $    10,639    $    53,686
  Tenant security deposit liabilities.......................       23,293         24,462
  Accrued taxes.............................................       55,659         55,705
  Other liabilities.........................................       19,062         18,834
  Mortgage notes payable (Note C)...........................    2,356,670      2,408,823
Partners' Deficit...........................................   (1,027,549)    (1,094,613)
                                                              -----------    -----------
                                                              $ 1,437,774    $ 1,466,897
                                                              ===========    ===========



                See accompanying notes to financial statements.

         5312


                       THURBER MANOR ASSOCIATES, LIMITED



            STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                                 1997            1996
                                                              -----------     -----------
Revenues:
  Rental income.............................................  $   747,177     $   705,499
  Other income..............................................       47,932          56,360
                                                              -----------     -----------
          Total revenues....................................      795,109         761,859
                                                              -----------     -----------
Expenses:
  Operating (Note D)........................................      335,435         331,812
  General and administrative................................       29,848          29,459
  Depreciation..............................................       86,947          79,502
  Interest..................................................      219,984         224,343
  Property taxes............................................       55,831          56,287
                                                              -----------     -----------
          Total expenses....................................      728,045         721,403
                                                              -----------     -----------
Net income..................................................       67,064          40,456
Distributions to partners...................................           --         (15,000)
Partners' deficit at beginning of year......................   (1,094,613)     (1,120,069)
                                                              -----------     -----------
Partners' deficit at end of year............................  $(1,027,549)    $(1,094,613)
                                                              ===========     ===========



                See accompanying notes to financial statements.

         5313


                       THURBER MANOR ASSOCIATES, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              ----------    -----------
Cash flows from operating activities:
  Net income................................................   $ 67,064      $  40,456
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     86,947         79,502
     Amortization of discounts and loan costs...............     29,924         29,101
     Change in accounts:
       Receivables and deposits.............................    (17,179)         6,951
       Other assets.........................................     (4,556)            --
       Accounts payable.....................................    (43,047)        48,355
       Tenant security deposit liabilities..................     (1,169)         2,930
       Accrued taxes........................................        (46)         8,685
       Other liabilities....................................        228         (6,128)
                                                               --------      ---------
          Net cash provided by operating activities.........    118,166        209,852
                                                               --------      ---------
Cash flows from investing activities:
  Property improvements and replacements....................    (80,723)      (119,149)
  Net (deposits to) receipts from restricted escrows........     (5,033)        11,326
                                                               --------      ---------
          Net cash used in investing activities.............    (85,756)      (107,823)
                                                               --------      ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (71,022)       (65,841)
  Distributions to partners.................................         --        (15,000)
                                                               --------      ---------
          Net cash used in financing activities.............    (71,022)       (80,841)
                                                               --------      ---------
Net increase (decrease) in cash and cash equivalents........    (38,612)        21,188
Cash and cash equivalents at beginning of year..............    150,747        129,559
                                                               --------      ---------
Cash and cash equivalents at end of year....................   $112,135      $ 150,747
                                                               ========      =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $190,060      $ 195,242
                                                               ========      =========



                See accompanying notes to financial statements.

         5314


                       THURBER MANOR ASSOCIATES, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Thurber Manor Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated August 13, 1984. The Partnership owns and operates a 115 unit apartment complex, Thurber Manor Apartments, in Columbus, Ohio.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include deferred loan costs of $54,339 and $65,395, respectively, which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.



  Reclassifications



     Certain 1996 amounts have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.

         5315

                       THURBER MANOR ASSOCIATES, LIMITED



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 consist of the following:



                                                                1997        1996
                                                              --------    --------
Reserve Escrow -- A portion of the proceeds of the 1992 loan refinancing was placed into a reserve escrow. The funds
  are used for certain repair work, debt service, expenses
  and property taxes or insurance. The funds in the reserve
  escrow exceed the minimum balance required to be
  maintained by the lender during the term of the loan. ....  $122,457    $117,424
                                                              ========    ========



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997          1996
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $21,230, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $2,378,949    $2,449,971
Second mortgage note payable in interest only monthly
  installments of $527, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...      83,190        83,190
                                                              ----------    ----------
Principal balance at year end...............................   2,462,139     2,533,161
Less unamortized discount...................................    (105,469)     (124,338)
                                                              ----------    ----------
                                                              $2,356,670    $2,408,823
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:



1998.....................................................  $   76,612
1999.....................................................      82,642
2000.....................................................      89,146
2001.....................................................      96,162
2002.....................................................   2,117,577
                                                           ----------
                                                           $2,462,139
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

         5316

                       THURBER MANOR ASSOCIATES, LIMITED



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                    1997       1996
               TYPE OF TRANSACTION                 AMOUNT     AMOUNT
               -------------------                 -------    -------
Management fee...................................  $39,386    $37,726
Partnership administration fee...................  $ 7,194    $ 7,545
Reimbursement for services of affiliates.........  $15,573    $14,295
Construction oversight costs.....................  $ 3,841    $ 3,594

         5317


                       THURBER MANOR ASSOCIATES, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

         5318


                          INDEPENDENT AUDITORS' REPORT



General Partners


Thurber Manor Associates, Limited:



     We have audited the accompanying balance sheets of Thurber Manor Associates, Limited as of December 31, 1996 and 1995, and the related statements of operations and changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thurber Manor Associates, Limited as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            /s/ KPMG PEAT MARWICK LLP


Greenville, SC


February 25, 1997

         5319


                       THURBER MANOR ASSOCIATES, LIMITED



                                 BALANCE SHEETS



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
Cash and cash equivalents:
  Unrestricted..............................................  $   150,747    $   129,559
  Restricted-tenant security deposits.......................       24,462         21,532
Accounts receivable.........................................           --          1,494
Escrow for taxes............................................       24,633         33,020
Restricted escrows (Note B).................................      117,424        128,750
Other assets................................................       65,395         76,450
Investment properties (Notes C):
  Land......................................................      176,415        176,415
  Building and related personal property....................    2,925,216      2,806,067
                                                              -----------    -----------
                                                                3,101,631      2,982,482
  Less accumulated depreciation.............................   (2,017,395)    (1,937,893)
                                                              -----------    -----------
                                                                1,084,236      1,044,589
                                                              -----------    -----------
                                                              $ 1,466,897    $ 1,435,394
                                                              ===========    ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
Accounts payable............................................  $    53,686    $     5,331
Tenant security deposits....................................       24,462         21,532
Accrued taxes...............................................       55,705         47,020
Other liabilities...........................................       18,834         24,962
Mortgage notes payable (Note C).............................    2,408,823      2,456,618
Partners' deficit...........................................   (1,094,613)    (1,120,069)
                                                              -----------    -----------
                                                              $ 1,466,897    $ 1,435,394
                                                              ===========    ===========



                See accompanying notes to financial statements.

         5320


                       THURBER MANOR ASSOCIATES, LIMITED



           STATEMENTS OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT



                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1996           1995
                                                              -----------    -----------
Revenues:
  Rental income.............................................  $   705,499    $   687,861
  Other income..............................................       56,360         40,129
                                                              -----------    -----------
          Total revenues....................................      761,859        727,990
                                                              -----------    -----------
Expenses:
  Operating (Note D)........................................      229,889        220,076
  General and administrative (Note D).......................       29,459         33,719
  Maintenance...............................................      101,923         70,956
  Depreciation..............................................       79,502         75,185
  Interest..................................................      224,343        228,338
  Property taxes............................................       56,287         47,681
                                                              -----------    -----------
          Total expenses....................................      721,403        675,955
                                                              -----------    -----------
Net income..................................................       40,456         52,035
Distributions to partners...................................      (15,000)       (20,000)
Partners' deficit at beginning of year......................   (1,120,069)    (1,152,104)
                                                              -----------    -----------
Partners' deficit at end of year............................  $(1,094,613)   $(1,120,069)
                                                              ===========    ===========



                See accompanying notes to financial statements.

         5321


                       THURBER MANOR ASSOCIATES, LIMITED



                            STATEMENTS OF CASH FLOWS



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Cash flows from operating activities:
  Net income................................................  $  40,456     $  52,035
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     79,502        75,185
     Amortization of discounts and loan costs...............     29,101        28,291
     Change in accounts:
       Restricted cash......................................     (2,930)       (2,896)
       Accounts receivable..................................      1,494            69
       Escrow for taxes.....................................      8,387        (2,345)
       Accounts payable.....................................     48,355          (660)
       Tenant security deposit liabilities..................      2,930         2,094
       Accrued taxes........................................      8,685           604
       Other liabilities....................................     (6,128)          954
                                                              ---------     ---------
          Net cash provided by operating activities.........    209,852       153,331
                                                              ---------     ---------
Cash flows from investing activities:
  Property improvements and replacements....................   (119,149)     (136,749)
  Deposits to restricted escrows............................     (5,242)       (5,361)
  Receipts from restricted escrows..........................     16,568        39,780
                                                              ---------     ---------
          Net cash used in investing activities.............   (107,823)     (102,330)
                                                              ---------     ---------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (65,841)      (61,036)
  Distributions to partners.................................    (15,000)      (20,000)
                                                              ---------     ---------
          Net cash used in financing activities.............    (80,841)      (81,036)
                                                              ---------     ---------
Net increase (decrease) in cash and cash equivalents........     21,188       (30,035)
Cash and cash equivalents at beginning of year..............    129,559       159,594
                                                              ---------     ---------
Cash and cash equivalents at end of year....................  $ 150,747     $ 129,559
                                                              =========     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $ 195,242     $ 200,047
                                                              =========     =========



                See accompanying notes to financial statements.

         5322


                       THURBER MANOR ASSOCIATES, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Thurber Manor Associates, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Delaware pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated August 13, 1984. The Partnership owns and operates a 115 unit apartment complex, Thurber Manor Apartments, in Columbus, Ohio.



     The Partnership's Managing General Partner is Jacques-Miller Associates, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Management Group, an affiliate of Insignia.



  Depreciation



     Depreciation is computed principally by use of the declining balance and straight-line methods based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and the personal property assets are depreciated over a 5 to 10 year period.



  Other Assets



     Other assets at December 31, 1996 and 1995 consist of deferred loan costs which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.



  Income Taxes



     On the basis of legal counsel's opinion, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Reclassifications



     Certain 1995 amounts have been reclassified to conform to the 1996 presentation. These reclassifications had no impact on net income or partners' deficit as previously reported.

         5323

                       THURBER MANOR ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1996 and 1995 consist of the following:



                                                                1996        1995
                                                              --------    --------
Capital Improvement Escrow -- A portion of the proceeds of
  the loan were placed into a capital improvement reserve
  account to be used for certain capital improvements. The
  capital improvements were completed in calendar year
  1996. ....................................................  $     --    $ 10,458
Reserve Escrow -- Established with a portion of the proceeds of the loan. The funds are used for certain repair work,
  debt service, expenses and property taxes or insurance.
  The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of
  the loan. ................................................   117,424     118,292
                                                              --------    --------
                                                              $117,424    $128,750
                                                              ========    ========



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1996 and 1995 consist of the following:



                                                                 1996          1995
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $21,230, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $2,449,971    $2,515,812
Second mortgage note payable in interest only monthly
  installments of $527, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...      83,190        83,190
                                                              ----------    ----------
Principal balance at year end...............................   2,533,161     2,599,002
Less unamortized discount...................................    (124,338)     (142,384)
                                                              ----------    ----------
                                                              $2,408,823    $2,456,618
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1996 are as follows:



1997.....................................................  $   71,022
1998.....................................................      76,612
1999.....................................................      82,642
2000.....................................................      89,146
2001.....................................................      96,162
Thereafter...............................................   2,117,577
                                                           ----------
                                                           $2,533,161
                                                           ==========



     The principal balance of the mortgage notes may not be prepaid, in whole or in part, prior to November 15, 1997. Thereafter the principal may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.

         5324

                       THURBER MANOR ASSOCIATES, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                    1996       1995
               TYPE OF TRANSACTION                 AMOUNT     AMOUNT
               -------------------                 -------    -------
Management fee...................................  $37,726    $36,107
Partnership administration fee...................  $ 7,545    $ 7,223
Reimbursement for services of affiliates.........  $14,295    $19,218
Construction oversight costs.....................  $ 3,594    $ 3,724

         5325


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million . AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP

         5326

Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for

         5327

4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country

         5328

Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997; (xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997, (xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         5329

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         5330

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

         5331

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The

         5332

     combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         5333

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         5334

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         5335

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)    7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)              --               32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan;

         5336

            (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of

         5337

            $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

         5338

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro

         5339

       forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         5340

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5341

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5342

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         5343

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5344

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         5345

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         5346

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         5347

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5348

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5349

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5350


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         5351

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         5352


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         5353


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         5354


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         5355


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5356


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         5357

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         5358


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         5359


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5360


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         5361


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         5362


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         5363


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========
                                  LIABILITIES AND PARTNERS' CAPITAL
Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         5364


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         5365


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005



(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.

         5366


(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)



(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5367


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)



(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.

         5368


(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)



(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5369


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         5370

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5371


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         5372

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5373

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Thurber Manor Associates, L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Thurber Manor Associates, L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $46,460 in cash, or 1,201.00 Common OP Units of the Purchaser, or 1,858.50 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         5374

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.


     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, Special Limited Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.

     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP

         5375

Units or Common OP Units if the Offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         5376

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a B.A. from Harvard College, a J.D. from
                                       Harvard Law School and is admitted as a member of the
                                       Massachusetts Bar.

         5377


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was a partner in the law firm of Skadden, Arps, Slate,
                                       Meagher & Flom LLP from 1989 to 1998 and was Managing
                                       Partner of the firm's

         5378


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Brussels, Budapest and Moscow offices from 1992 through
                                       1994. Mr. Foye is also Deputy Chairman of the Long Island
                                       Power Authority and serves as a member of the New York State
                                       Privatization Council. He received a B.A. from Fordham
                                       College and a J.D. from Fordham University Law School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association and the Apartment Association
                                       of Metro Denver. Mr. Ira received a B.S. from Metropolitan
                                       State College in 1975.

         5379

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services,
                                       hydrocarbon and engineering industries.

         5380

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         5381

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         5382


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                        Villa Nova, Limited Partnership

                        in exchange for your choice of:

            1,043 of our 8.0% Class Two Partnership Preferred Units;


                   674.00 of our Partnership Common Units; or


                                $26,070 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $26,070 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         5383

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-11
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Villa Nova,
    Limited Partnership........................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-25
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-25
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25



                                                  PAGE
                                                  -----
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
    Balloon Payments...........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-33
FAIRNESS OF THE OFFER..........................    S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-35
  Fairness to Unitholders who Tender their
    Units......................................    S-36
  Fairness to Unitholders who do not Tender
    their Units................................    S-37
  Comparison of Consideration to Alternative
    Consideration..............................    S-37
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-46
  General......................................    S-46
  Your Partnership and its Property............    S-46
  Property Management..........................    S-46
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-47
  Borrowing Policies...........................    S-47
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-49

         5384


                                                  PAGE
                                                  -----
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-50
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-52
THE OFFER......................................    S-55
  Terms of the Offer; Expiration Date..........    S-55
  Acceptance for Payment and Payment for
    Units......................................    S-55
  Procedure for Tendering Units................    S-56
  Withdrawal Rights............................    S-59
  Extension of Tender Period; Termination;
    Amendment..................................    S-59
  Proration....................................    S-60
  Fractional OP Units..........................    S-60
  Future Plans of the AIMCO Operating
    Partnership................................    S-60
  Voting by the AIMCO Operating Partnership....    S-61
  Dissenters' Rights...........................    S-61
  Conditions of the Offer......................    S-61
  Effects of the Offer.........................    S-64
  Certain Legal Matters........................    S-64
  Fees and Expenses............................    S-66
  Accounting Treatment.........................    S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-68
  Disguised Sale Treatment.....................    S-68
  Adjusted Tax Basis...........................    S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-69
  Passive Activity Losses......................    S-69
  Tax Reporting................................    S-70
  Foreign Offerees.............................    S-70



                                                  PAGE
                                                  -----
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-70
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-79
DESCRIPTION OF PREFERRED OP UNITS..............    S-85
  General......................................    S-85
  Ranking......................................    S-85
  Distributions................................    S-85
  Allocation...................................    S-86
  Liquidation Preference.......................    S-86
  Redemption...................................    S-87
  Voting Rights................................    S-87
  Restrictions on Transfer.....................    S-88
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-88
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-90
CONFLICTS OF INTEREST..........................    S-94
  Conflicts of Interest with Respect to the
    Offer......................................    S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-94
  Competition Among Properties.................    S-94
  Features Discouraging Potential Takeovers....    S-94
  Future Exchange Offers.......................    S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-95
LEGAL MATTERS..................................    S-96
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         5385

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"). AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Davidson Properties, Inc. & Residual Equities , and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,427,000, less approximately $130,000 of deferred maintenance and investment. It is possible, that the sale of the property could result in you receiving more per unit than in our offer.

         5386


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         5387


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 2015 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         5388


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         5389


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $1,963,434 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.

         5390


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require balloon payments of $1,963,434. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's [property]. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         5391


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $2,086.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,693.13 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         5392


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         5393

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of [the/each] property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   360,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership property.....................  $ 3,427,000
Plus: Cash and cash equivalents.............................       46,473
Plus: Other partnership assets, net of security deposits....      170,819
Less: Mortgage debt, including accrued interest.............   (2,489,191)
Less: Accounts payable and accrued expenses.................       (5,848)
Less: Other liabilities.....................................      (20,929)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,128,324
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (130,200)
Less: Closing costs.........................................      (85,675)
                                                              -----------
Estimates net valuation of your partnership.................      912,449
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      912,449
          Total number of units.............................         35.0
                                                              -----------
Estimated valuation per unit................................       26,070
                                                              ===========
Cash consideration per unit.................................  $    26,070
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $26,070 by the $25 liquidation preference of each Preferred OP Unit to get 1,043 Preferred OP Units per unit.

         5394


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $26,070 by a price of $38.69 to get 674.00 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 26,070
Partnership Preferred Units.................................  $  1,043
Partnership Common Units....................................  $ 677.25
Alternatives:
  Prices on secondary market................................
                                                                   Not
                                                              available
  Estimated liquidation proceeds............................  $ 26,070
  Estimated going concern value.............................  $ 21,429
  Alternative going concern value(1)........................  $ 23,739
  Net book value (deficit)..................................  $(40,715)


---------------


(1) Assumes sale of the property when a balloon payment is due instead of refinancing the mortgage.

         5395


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Villa Nova, Limited Partnership is a Tennessee limited partnership which was formed on April 20, 1984 for the purpose of owning and operating a single apartment property located in Indianapolis, Indiana, known as "Villa Nova Apartments." Your partnership's property consists of 126 units and was built in 1972. Your partnership has no employees. As of September 30, 1998, there were 35 units of limited partnership interest issued and outstanding, which were held of record by 45 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership raised net proceeds of approximately $2,012,500 through a private offering in 1984. Between January 1, 1993 and December 31, 1998 your partnership paid no cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on July 1, 2015, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,319,971, payable to Marine Midland, Bank of America and FNMA, which bears interest at the rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of 83,835, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not

         5396


monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.


THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,043 of our Class Two Partnership Preferred Units;



     - 674.00 of our Partnership Common Units; or



     - $26,070 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 35 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,043 Preferred OP Units, 674.00 Common OP Units, or $26,070 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on May , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.
         5397

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.

         5398


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $26,070 in cash, 1,043 Preferred OP Units or 674.00 Common OP Units. Both your units and the OP Units

         5399


are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $26,070.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $17,703.98 for the fiscal year ended December 31, 1998. The property manager received management fees of $42,843.00 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $228,113 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         5400

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         5401

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         5402

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         5403


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         5404


        SUMMARY FINANCIAL INFORMATION OF VILLA NOVA, LIMITED PARTNERSHIP



     The summary financial information of Villa Nova, Limited Partnership, for the nine months ended September 30, 1998 and 1999 is unaudited. The summary financial information for Villa Nova, Limited Partnership for the years ended December 31, 1997 and 1996, is based on unaudited financial statements. The summary financial information for the years ended December 31, 1995, 1994, and 1993 is based on unaudited information. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Conditions and Results of Operations of Your Partnership" included. See "Index to Financial Statements".



                        VILLA NOVA, LIMITED PARTNERSHIP



                                             FOR THE
                                           NINE MONTHS
                                              ENDED
                                          SEPTEMBER 30,                    FOR THE YEAR ENDED DECEMBER 31,
                                      ---------------------   ---------------------------------------------------------
                                        1998        1997        1997        1996        1995        1994        1993
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------
OPERATING DATA:
  Total Revenues....................  $ 628,279   $ 610,245   $ 834,683   $ 775,968   $ 807,989   $ 747,111   $ 689,533
  Net Income/(Loss).................   (150,510)    (21,277)    (39,434)    (70,903)    (13,848)    (48,654)   (203,454)
  Net Income per limited partnership
    unit............................     (4,257)       (602)     (1,115)     (2,006)       (392)     (1,376)     (5,574)
  Distributions per limited
    partnership unit................         --          --          --          --          36          --          --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)........................



                                          FOR THE NINE MONTHS
                                                 ENDED                                  FOR THE YEAR ENDED
                                             SEPTEMBER 30,                                 DECEMBER 31,
                                        -----------------------   --------------------------------------------------------------
                                           1998         1997         1997         1996         1995         1994         1993
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents...........  $   43,696   $   38,099   $   46,475   $   35,399   $   58,330   $   28,547   $   82,091
  Real Estate, Net of Accumulated
    Depreciation......................   1,610,114    1,709,002    1,671,823    1,773,933    1,873,515    1,971,619    2,087,265
  Total Assets........................   1,886,295    1,994,261    1,936,856    2,021,718    2,151,471    2,217,442    2,367,751
  Notes Payable.......................   2,332,232    2,388,964    2,374,717    2,427,764    2,475,420    2,319,551    2,559,993
General Partners' Capital/(Deficit)...      (6,233)      (4,547)      (4,728)      (4,334)      (3,625)      (3,474)      (2,987)
Limited Partners' Capital/(Deficit)...    (617,105)    (450,124)    (468,100)    (439,060)    (358,866)    (343,890)    (295,723)
Partners' Capital/Deficit.............    (623,338)    (454,671)    (472,828)    (433,394)    (362,491)    (347,364)    (298,710)
Total Distributions...................          --           --           --           --        1,279           --           --
Book value per limited partnership
  unit................................     (17,810)     (12,991)     (13,509)      12,383      (10,357)      (9,925)      (8,535)
Net increase (decrease) in cash and
  cash equivalents....................      (2,779)       2,700       11,076      (22,931)      29,783      (53,544)      82,091
Net cash provided by operating
  activities..........................      95,261       90,936      115,648       75,419      119,058        8,028     (169,462)
Ratio of earnings to fixed charges....      0.07/1       0.87/1       0.82/1       0.68/1       0.94/1       0.79/1       0.13/1
                                              0.07         0.87         0.82         0.68         0.94         0.79         0.15


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO       VILLA NOVA,
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,685.00      $       0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,086.00      $       0

         5405

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         5406

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth 3,427,000 less approximately 130,200 of deferred maintenance and investment. It is possible that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         5407


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         5408


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



     LACK OF AVAILABILITY OF AUDITED FINANCIAL STATEMENTS. The unaudited financial statements of Villa Nova, Limited Partnership have been prepared from the books and records of the Partnership in accordance with generally accepted accounting principles. An audit of the Partnership's financial statements could not be completed because the General Partner does not have sufficient audit evidence to support the historical capitalized costs of the Partnership's properties, including the initial construction, which occurred in 1984. Nevertheless, the General Partner believes that such financial statements appropriately reflect the financial condition and results of operations of the Partnership for the periods presented in accordance with generally accepted accounting principles.


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2015 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.

         5409

     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

         5410

     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $1,963,434 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

         5411


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.5% interest, consisting of a 0% limited partnership interest and a 1.5% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         5412


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         5413

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's [property] would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on November 2002 and require balloon payments totaling $1,963,434. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units.

         5414


A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require a vote of the limited partners owning a majority of the outstanding units. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         5415


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $2,086 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,685.00 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         5416


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

         5417

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value.....       $359,801             10.50%         $3,427,000
                                                                                    ----------


---------------


     (1) The total net operating income is equal to total revenues of $834,147, less total expenses of $436,546 and recurring replacement costs of $37,800.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $912,449. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

         5418

     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $   360,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership properties...................    3,427,000
Plus: Cash and cash equivalents.............................       46,473
Plus: Other partnership assets, net of security deposits....      170,819
Less: Mortgage debt, including accrued interest.............   (2,489,191)
                                                              -----------
Less: Accounts payable and accrued expenses.................       (5,848)
Less: Other liabilities.....................................      (20,929)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,128,324
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (130,200)
Less: Closing costs.........................................      (85,675)
                                                              -----------
Estimates net valuation of your partnership.................      912,449
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      912,449
          Total number of units.............................         35.0
                                                              -----------
Estimated valuation per unit................................       26,070
                                                              ===========
Cash consideration per unit.................................       26,070
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $26,070 by the $25 liquidation preference of each Preferred OP Unit to get 1,043.00 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $26,070 by a price of $38.69 to get $674.00 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $912,449 or .16% is the net valuation of your partnership.

         5419


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from a loss of $21,277 for the nine months ended September 30, 1997 to a loss of $150,510 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.
         5420


        11. The estimated unit value of $26,070, based on a total estimated value of your partnership's property of $3,427,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $2,086.00 per year on the number of Preferred OP Units, or distributions of $1,685,000 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. There were no Distributions with respect to your units for the fiscal year ended December 31, 1998. See "Comparison of Your Units and AIMCO OP
     Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         5421

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         5422


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until July 1, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                 PER UNIT
                                                                ----------
Cash offer price............................................    $26,070.00
Partnership preferred units.................................      1,043.00 (1
Partnership common units....................................        677.25 (1
Alternatives:
  Prices on secondary market................................
                                                                Not available
  Estimated liquidation proceeds............................    $   26,070
  Estimated going concern value.............................    $   21,429
  Net book value............................................    $  (40,715)
  Alternative going concern value...........................    $   23,739 (2


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The

         5423

liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $21,429 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



  Net Book Value



     Net book deficit per unit is $40,715 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $22,565 per unit, going concern value of $16,746 per unit and liquidation value of $20,108 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account

         5424


(i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(3,505), $(9,324) and $(5,962). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and
         5425

analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; [(ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                              VILLA NOVA
                                                              APARTMENTS
                                                              ----------
Total Revenues..............................................  $ 857,523
Operating Expenses..........................................   (467,692)
Replacement Reserves -- Net.................................    (60,618)
Debt Service................................................   (263,161)
Capital Expenditures........................................    (43,200)
                                                              ---------
          Net Cash Flow.....................................  $  22,852
                                                              =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget

         5426


are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $130,200. Stanger observed that your

         5427


partnership liquidation value of $912,449 was divided by the total units outstanding of 35 to provide the liquidation value per unit of $26,070.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $360,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $40,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 35 to achieve management's estimate of going concern value of $21,429 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $26,070 per unit is equal to management's estimate of liquidation value, and reflects a 22% premium to management's estimate of going concern value of $21,429. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year after the closing of this transaction, preferred stock of AIMCO with a dividend equal to the dividend of the Preferred OP Units. Stanger observed that ten day average price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, direct capitalization rate of 10.25%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.75%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the property's

         5428


estimated internal rate of return derived from the discounted cash flow analysis, (12.8% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $22,565, $16,746, and $20,108 representing (discounts) to the offer price of (13.4)%, (35.7)% and (22.8)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or
         5429

allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         5430

                                YOUR PARTNERSHIP


GENERAL



     Villa Nova, Limited Partnership, is a Tennessee limited partnership which completed a private offering in 1984. Insignia acquired the general partner of your partnership in December 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 45 limited partners of your partnership and a total of 35 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on April 20, 1984 for the purpose of owning an apartment property located in Indianapolis, Indiana, known as "Villa Nova Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1972 and consists of 126 apartment units. Your partnership's property had an average occupancy rate of approximately 96.81% in 1998, 96.83% in 1997 and 96.83% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Budgeted renovations or improvements for 1999 total $130,200 and are intended to be paid for out of cash flow or borrowings. Renovation items include stairwells, balconies, drives and parking lot, exterior lighting, and landscape and irrigation.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $520    $477    $485    $455    $429



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $80,534 of $876,260 of assessed valuation with a current yearly tax rate of 9.19%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 9.65% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on July 1, 2015 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.

         5431


     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 97% and $512, respectively, at December 31, 1998, compared to 97% and $520, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because the property is located in a strong economic market northeast of Indianapolis. In addition, the general partner noted that it expects to spend approximately $130,200 for capital improvements at the property in 1999 to repair and improve the property's stairwells, balconies, parking lot, exterior lighting. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,319,971, payable to Marine Midland Bank of America and FNMA, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $83,835, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership.

         5432


COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,012,500 of limited partnership units in 1984. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until July 1, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership and its affiliates are not liable, responsible or accountable, in damages or otherwise to your partnership or any limited partner for any acts performed by any of them which are reasonably believed by them to be within the scope of the authority conferred on them by your partnership's agreement of limited partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     The general partner and its affiliate are entitled to indemnification by your partnership for any and all acts performed by them in good faith belief that the act or omission was in the best interests of your partnership and which are reasonably within the scope of the authority conferred upon them by your partnership's agreement of limited partnership or by your partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation; provided, however, that such indemnity will be paid out of and only to the extent of partnership assets. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         5433


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $57,500. From 1993 through 1998 your partnership has paid no distributions.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.50% interest in your partnership, including no units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         5434


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $32,957
1995........................................................     36,505
1996........................................................     37,503
1997........................................................     39,810
1998........................................................     17,704



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                 FEES
                            ----                                -------
                                                                    Not
1994........................................................    Available
1995........................................................    $40,399
1996........................................................     41,083
1997........................................................     41,398
1998........................................................     42,843



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         5435


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                      SEPTEMBER 30,                                    DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1998          1997          1997          1996          1995          1994          1993
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents.....  $    43,696   $    38,099   $    46,475   $    35,399   $    58,330   $    28,547   $    82,091
Land & Building...............    3,547,641     3,489,997     3,492,086     3,440,061     3,389,867     3,346,002     3,324,872
Accumulated Depreciation......   (1,937,527)   (1,780,995)   (1,820,263)   (1,666,120)   (1,516,354)   (1,374,383)   (1,237,607)
Other Assets..................      232,485       247,160       218,550       212,386       219,628       217,276       198,395
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets..........  $ 1,886,295   $ 1,994,261   $ 1,936,856   $ 2,021,718   $ 2,151,471   $ 2,217,442   $ 2,367,751
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable.................  $ 2,332,232   $ 2,388,964   $ 2,374,717   $ 2,427,264   $ 2,475,420   $ 2,319,551   $ 2,559,993
Other Liabilities.............      177,401        59,968        34,967        27,848        38,542        45,255       106,468
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities.....  $ 2,509,633   $ 2,448,932   $ 2,409,684   $ 2,455,112   $ 2,513,962   $ 2,564,806   $ 2,666,461
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Partners Deficit..............  $  (623,338)  $  (454,671)  $  (472,828)  $  (433,394)  $  (362,491)  $  (347,364)  $  (298,710)
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                        VILLA NOVA
                                 ----------------------------------------------------------------------------------------
                                   FOR THE NINE MONTHS
                                          ENDED                                  FOR THE YEAR ENDED
                                      SEPTEMBER 30,                                 DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Rental Revenue.................  $  581,894   $  573,009   $  786,461   $  721,219   $  733,902   $  688,036   $  648,411
Other Income...................      46,385       37,236       48,222       54,749       74,087       59,075       41,122
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Revenue..........  $  628,279   $  610,245   $  834,683   $  775,968   $  807,989   $  747,111   $  689,533
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating Expenses.............  $  410,921   $  263,652   $  386,621   $  359,373   $  338,921   $  314,802   $  404,530
General & Administrative.......      29,873       25,893       41,437       41,886       40,091       34,808       54,144
Depreciation...................     117,264      114,867      154,135      149,774      141,971      136,776      125,899
Interest Expense...............     161,516      165,700      220,250      224,549      228,302      252,365      235,166
Property Taxes.................      59,215       59,410       71,674       71,289       72,552       77,014       73,228
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total Expenses.........  $  778,789   $  631,522   $  874,117   $  846,871   $  821,837   $  795,765   $  892,967
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income before extraordinary
  items........................  $ (150,510)  $  (21,277)  $  (39,434)  $  (70,903)  $  (13,848)  $  (48,654)  $ (203,434)
Extraordinary Items............          --           --           --           --           --           --           --
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income (loss)..............  $ (150,510)  $  (21,277)  $  (39,434)  $  (70,903)  $  (13,848)  $  (48,654)  $ (203,434)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net Income per limited
  partnership unit.............  $   (4,257)  $     (602)  $   (1,115)  $   (2,006)  $     (392)  $   (1,376)  $   (5,754)
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Distributions per limited
  partnership unit.............  $       --   $       --   $       --   $       --   $       36   $       --   $       --
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

         5436


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



VILLA NOVA



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your partnership recognized net loss of $150,510 for the nine months ended September 30, 1998, compared to net loss of $21,277 for the nine months ended September 30, 1997. The decrease in net income of $129,233 or 607.38% was primarily the result of an increase in operating expenses. This is discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $628,279 for the nine months ended September 30, 1998, compared to $610,245 for the nine months ended September 30, 1997, an increase of $18,034, or 2.96%. The increase is primarily due to an increase in the rental rates of approximately 2%.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $410,921 for the nine months ended September 30, 1998, compared to $265,652 for the nine months ended September 30, 1997, an increase of $145,269 or 54.68% due to exterior painting expenses incurred during the first six months of 1998. Management expenses totaled $32,169 for the nine months ended September 30, 1998, compared to $30,398 for the nine months ended September 30, 1997, an increase of $1,771 or 5.83% which can be attributed to the increase in revenues as management fees are calculated as a percentage of revenues.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $29,873 for the nine months ended September 30, 1998 compared to $25,893 for the nine months ended September 30, 1997, an increase of $3,980 or 15.37%. This is primarily due to increased charges related to collection services fees and other various administrative expenses.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $161,516 for the nine months ended September 30, 1998, compared to $165,700 for the nine months ended September 30, 1997, a decrease of $4,184, or 2.53%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your partnership recognized net loss of $39,434 for the year ended December 31, 1997, compared to a net loss of $70,903 for the year ended December 31, 1996. The increase in net income of $31,469 or 44.38% was primarily the result of an increase in rental revenue.

         5437


     REVENUES



     Rental and other property revenues from the partnership's property totaled $834,683 for the year ended December 31, 1997, compared to $775,968 for the year ended December 31, 1996, an increase of $58,715, or 7.57%. This increase can be attributed to an increase in occupancy levels coupled with an increase in rental rates. Occupancy rates increased 1% to 96% in 1997, and rental rates increased 33% over the prior year.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $386,621 for the year ended December 31, 1997, compared to $359,373 for the year ended December 31, 1996, an increase of $27,248 or 7.58%. The increase in expenses can be attributed to an increase in advertising of approximately $5,000, an increase in salaries maintenance of approximately $15,000, and overall increases in other miscellaneous property expenses. Management expenses totaled $41,398 for the year ended December 31, 1997, compared to $41,083 for the year ended December 31, 1996, an increase of $315, or 0.77%.



     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $41,437 for the year December 31, 1997 compared to $41,886 for the year ended December 31, 1996, a decrease of $449 or 1.07%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $220,250 for the year ended December 31, 1997, compared to $224,549 for the year ended December 31, 1996, a decrease of $4,299, or 1.91%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your partnership reorganized a net loss of $70, 903 for the year ended December 31, 1996, compared to a net loss of $13,848 for the year ended December 31, 1995. The decrease in net income of $57,055, or 412% was primarily the result of a decrease in revenues coupled with an increase in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $775,968 the year ended December 31, 1996, compared to $807,989 for the year ended December 31, 1995, a decrease of $32,021 or 3.96%. Rental rates increased approximately 9% over the prior year, however, these were offset by a decrease in occupancy rates.



     EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $359,373 for the year ended December 31, 1996, compared to $338,921 for the year ended December 31, 1995, an increase of $20,452 or 6.03%. The increase is primarily due to increase maintenance costs. Management expenses totaled $41,083 for the year ended December 31, 1996, compared to $40,399 for the year ended December 31, 1995, an increase of $684, or 1.69%.

         5438


     GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $41, 886 for the year ended December 31, 1996 compared to $40,091 for the year ended December 31, 1995, an increase of $1,795 or 4.48%.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $224,549 for the year ended December 31, 1996, compared to $228,302 for the year ended December 31, 1995, a decrease of $3,753, or 1.64%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998 your Partnership had $43,696 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $106,284, was $2,332,232. The mortgages require monthly payments of approximately $21,925 until November 2002. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.6%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         5439

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 35 units of your partnership (up to 8.75 units) for consideration per unit of (i) 1,043 Preferred OP Units, (ii) 674.00 Common OP Units, or (iii) $26,070 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         5440

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         5441

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         5442

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         5443

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to
         5444

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         5445


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         5446


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         5447

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         5448


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         5449


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         5450


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         5451

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         5452

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         5453


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         5454

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         5455


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         5456

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned

Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Tennessee law for the             as a Delaware limited partnership. The AIMCO
purpose of owning and managing Villa Nova         Operating Partnership owns interests (either
Apartments.                                       directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is July      Partnership Agreement") or as provided by
1, 2015.                                          law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
and operate your partnership's property.          Partnership is to conduct any business that
Subject to restrictions contained in your         may be lawfully conducted by a limited
partnership's agreement of limited                partnership organized pursuant to the
partnership, your partnership may perform         Delaware Revised Uniform Limited Part-
all act necessary or appropriate in               nership Act (as amended from time to time,
connection therewith and reasonably related       or any successor to such statute) (the
thereto, including acquiring additional real      "Delaware Limited Partnership Act"),
or personal property, borrowing money and         provided that such business is to be
creating liens.                                   conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         5457
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 35 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, your partnership may         contribute funds or other assets to its
acquire property or services from, and            subsidiaries or other persons in which it
engage in other transactions with                 has an equity investment,

         5458
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

persons who are partners or who are               and such persons may borrow funds from the
affiliates of partners. Any and all               AIMCO Operating Partnership, on terms and
compensation paid to such persons in              conditions established in the sole and
connection with services performed for your       absolute discretion of the general partner.
partnership must be commensurate with that        To the extent consistent with the business
which would be paid to an independent person      purpose of the AIMCO Operating Partnership
for similar services and all agreements must      and the permitted activities of the general
be in writing. Your partnership may not make      partner, the AIMCO Operating Partnership may
loans to any partners but the general             transfer assets to joint ventures, limited
partner may make loans to your partnership;       liability companies, partnerships,
provided that the interest and fees received      corporations, business trusts or other
by the general partner in connection with         business entities in which it is or thereby
such loans are not in excess of the amounts       becomes a participant upon such terms and
which would be charged by an unrelated bank       subject to such conditions consistent with
and the general partner does not receive a        the AIMCO Operating Partnership Agreement
finder's or placement fee or commission.          and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money and issue              contains no restrictions on borrowings, and
evidences of indebtedness in furtherance of       the general partner has full power and
your partnership business, whether secured        authority to borrow money on behalf of the
or unsecured.                                     AIMCO Operating Partnership. The AIMCO
                                                  Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
receive, for any proper purpose, the name         purpose of such demand and at such OP
and address of each limited partner and the       Unitholder's own expense, to obtain a
number of units owned by each limited             current list of the name and last known
partner. Your partnership furnishes such in-      business, residence or mailing address of
formation to any limited partner requesting       the general partner and each other OP
the same in writing, upon payment of all          Unitholder.
costs and expenses of your partnership in
connection with the preparation and
forwarding of such information.



                               Management Control


The overall management and control of your        All management powers over the business and
partnership business, activities and              affairs of the AIMCO Operating Partnership
operations is vested solely in the general        are vested in AIMCO-GP, Inc., which is the
partner of your partnership. The general          general partner. No OP Unitholder has any
partner has full, exclusive and complete          right to participate in or exercise control
authority and discretion in the management        or management power over the busi-
and

         5459
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

control of the business and the activities        ness and affairs of the AIMCO Operating
and operations of your partnership for the        Partnership. The OP Unitholders have the
purposes set forth in your partnership's          right to vote on certain matters described
agreement of limited partnership. In the          under "Comparison of Your Units and AIMCO OP
exercise of its authority, it makes all           Units -- Voting Rights" below. The general
decisions affecting the conduct of the            partner may not be removed by the OP
business of your partnership. The general         Unitholders with or without cause.
partner possesses and may enjoy and exercise
all of the rights and powers of general           In addition to the powers granted a general
partner as more particularly provided under       partner of a limited partnership under
applicable law, except to the extent any          applicable law or that are granted to the
such rights are limited or restricted by the      general partner under any other provision of
express provisions of your partnership's          the AIMCO Operating Partnership Agreement,
agreement of limited partnership. Limited         the general partner, subject to the other
partners may not take part in the management      provisions of the AIMCO Operating
of the business, affairs and operations of        Partnership Agreement, has full power and
your partnership, transact any business for       authority to do all things deemed necessary
your partnership or have any power, right or      or desirable by it to conduct the business
authority to enter into any agreement,            of the AIMCO Operating Partnership, to
execute or sign documents for, make               exercise all powers of the AIMCO Operating
representations on behalf of or to otherwise      Partnership and to effectuate the purposes
act so as to bind your partnership in any         of the AIMCO Operating Partnership. The
manner.                                           AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates are not       Agreement, the general partner is not liable
liable, responsible or accountable, in            to the AIMCO Operating Partnership for
damages or otherwise to your partnership or       losses sustained, liabilities incurred or
any limited partner for any acts performed        benefits not derived as a result of errors
by any of them which are reasonably believed      in judgment or mistakes of fact or law of
by them to be within the scope of the             any act or omission if the general partner
authority conferred on them by your               acted in good faith. The AIMCO Operating
partnership's agreement of limited partner-       Partnership Agreement provides for
ship, excepting only acts of malfeasance,         indemnification of AIMCO, or any director or
gross negligence or actual                        officer of AIMCO (in its capacity as the
misrepresentation. In addition, the general       previous general partner of the AIMCO
partner and its affiliate are entitled to         Operating Partnership), the general partner,
indemnification by your partnership for any       any officer or director of general partner
and all acts performed by them in good faith      or the AIMCO Operating Partnership and such
belief that the act or omission was in the        other persons as the general partner may
best interests of your partnership and which      designate from and against all losses,
are reasonably within the scope of the            claims, damages, liabilities, joint or
authority conferred upon them by your             several, expenses (in-
partner-

         5460
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ship's agreement of limited partnership or        cluding legal fees), fines, settlements and
by your partnership, excepting only acts of       other amounts incurred in connection with
malfeasance, gross negligence or actual           any actions relating to the operations of
misrepresentation; provided, however, that        the AIMCO Operating Partnership, as set
such indemnity will be paid out of and only       forth in the AIMCO Operating Partnership
to the extent of your partnership's assets.       Agreement. The Delaware Limited Partnership
                                                  Act provides that subject to the standards
                                                  and restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner for cause. A         the business and affairs of the AIMCO
general partner may not transfer, assign,         Operating Partnership. The general partner
sell, withdraw or otherwise dispose of its        may not be removed as general partner of the
interest unless it obtains the prior written      AIMCO Operating Partnership by the OP
consent of those persons owning more than         Unitholders with or without cause. Under the
50% of the units and satisfies other              AIMCO Operating Partnership Agreement, the
conditions set forth in your partnership's        general partner may, in its sole discretion,
agreement of limited partnership. Such con-       prevent a transferee of an OP Unit from
sent is also necessary for the approval of a      becoming a substituted limited partner
new general partner. A limited partner may        pursuant to the AIMCO Operating Partnership
not transfer his interests without the            Agreement. The general partner may exercise
written consent of the general partner which      this right of approval to deter, delay or
may be withheld at the sole discretion of         hamper attempts by persons to acquire a
the general partner.                              controlling interest in the AIMCO Operating
                                                  Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to change the name and location of        Agreement, whereby the general partner may,
the principal place of business of your           without the consent of the OP Unitholders,
partnership, change the name or the               amend the AIMCO Operating Partnership
residence of a partner, substitute a limited      Agreement, amendments to the AIMCO Operating
partner, correct an error in your                 Partnership Agreement require the consent of
partnership's agreement of limited                the holders of a majority of the outstanding
partnership and as required by law. Amend-        Common OP Units, excluding AIMCO
ments of specified provisions of your
partnership's

         5461
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

agreement of limited partnership may be made      and certain other limited exclusions (a
only with the prior written consent of all        "Majority in Interest"). Amendments to the
partners. Other amendments must be approved       AIMCO Operating Partnership Agreement may be
by the limited partners owning more than 50%      proposed by the general partner or by
of the units.                                     holders of a Majority in Interest. Following
                                                  such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives $20,000 annually for its services        its capacity as general partner of the AIMCO
as general partner. Moreover, the general         Operating Partnership. In addition, the
partner or certain affiliates may be              AIMCO Operating Partnership is responsible
entitled to compensation for additional           for all expenses incurred relating to the
services rendered.                                AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, limited partners are         gross negligence, no OP Unitholder has
not subject to assessment nor personally          personal liability for the AIMCO Operating
liable for any of the debts or obligations        Partnership's debts and obligations, and
of your partnership or any of the losses of       liability of the OP Unitholders for the
your partnership beyond their obligations to      AIMCO Operating Partnership's debts and
contribute to the capital of your                 obligations is generally limited to the
partnership as specified in your                  amount of their investment in the AIMCO
partnership's agreement of limited                Operating Partnership. However, the
partnership and as otherwise provided by          limitations on the liability of limited
law.                                              partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain

         5462
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  circumstances for the AIMCO Operating
                                                  Partnership's obligations to the same extent
                                                  as the general partner.



                                Fiduciary Duties


In general, your partnership's agreement of       Unless otherwise provided for in the
limited partnership and the AIMCO Operating       relevant partnership agreement, Delaware law
Partnership Agreement have limitations on         generally requires a general partner of a
the liability of the general partner but          Delaware limited partnership to adhere to
such limitations differ in terms and provide      fiduciary duty standards under which it owes
more protection for the general partner of        its limited partners the highest duties of
the AIMCO Operating Partnership.                  good faith, fairness and loyalty and which
                                                  generally prohibit such general partner from
The general partner must manage and control       taking any action or engaging in any
the affairs of your partnership to the best       transaction as to which it has a conflict of
of its abilities and use its best efforts to      interest. The AIMCO Operating Partnership
carry out the business of your partnership        Agreement expressly authorizes the general
as set forth in your partnership's agreement      partner to enter into, on behalf of the
of limited partnership. The general part-         AIMCO Operating Partnership, a right of
ner must devote such time and attention to        first opportunity arrangement and other
the business, affairs and operations of your      conflict avoidance agreements with various
partnership as may be necessary for the           affiliates of the AIMCO Operating
proper performance of its duties. However,        Partnership and the general partner, on such
the general partner may engage in or hold         terms as the general partner, in its sole
interests in other business ventures of           and absolute discretion, believes are
every kind and description for its own            advisable. The AIMCO Operating Partnership
account including, without limitation,            Agreement expressly limits the liability of
ventures such as those undertaken by your         the general partner by providing that the
partnership and your partnership and the          general partner, and its officers and
partners will have no rights in and to such       directors will not be liable or accountable
independent business ventures or the income       in damages to the AIMCO Operating
and profits derived therefrom.                    Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the

         5463
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  AIMCO Operating Partnership can only be
                                                  offset against other income and loss from
                                                  the AIMCO Operating Partnership). Income of
                                                  the AIMCO Operating Partnership, however,
                                                  attributable to dividends from the
                                                  Management Subsidiaries (as defined below)
                                                  or interest paid by the Management
                                                  Subsidiaries does not qualify as passive
                                                  activity income and cannot be offset against
                                                  losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating

         5464
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may amend        as holders of the Common OP       termination of the AIMCO
your partnership's agreement      Units. See "Description of        Operating Partnership
of limited partnership,           OP Units" in the accompany-       Agreement and certain
subject to certain                ing Prospectus. So long as        transactions such as the
limitations; dissolve and         any Preferred OP Units are        institution of bankruptcy
terminate your partnership;       outstanding, in addition to       proceedings, an assignment
remove a general partner for      any other vote or consent of      for the benefit of creditors
cause; and approve or             partners required by law or       and certain transfers by the
disapprove the sale of all        by the AIMCO Operating            general partner of its
or substantially all of the       Partnership Agreement, the        interest in the AIMCO
assets of your partnership.       affirmative vote or consent       Operating Partnership or the
                                  of holders of at least 50%        admission of a successor
In general, you have greater      of the outstanding Preferred      general partner.
voting rights in your             OP Units will be necessary
partnership than you will         for effecting any amendment       Under the AIMCO Operating
have as an OP Unitholder. OP      of any of the provisions of       Partnership Agreement, the
Unitholders cannot remove         the Partnership Unit              general partner has the
the general partner of the        Designation of the Preferred      power to effect the
AIMCO Operating Partnership.      OP Units that materially and      acquisition, sale, transfer,
                                  adversely affects the rights      exchange or other
A general partner may cause       or preferences of the             disposition of any assets of
the dissolution of your           holders of the Preferred OP       the AIMCO Operating
partnership by retiring when      Units. The creation or            Partnership (including, but
there is no remaining             issuance of any class or          not limited to, the exercise
general partner unless,           series of partnership units,      or grant of any conversion,
within sixty days of the          including, without                option, privilege or
retirement of the general         limitation, any partner-          subscription right or any
partner, the limited part-        ship units that may have          other right available in
ners owning more than 50% of      rights senior or superior to      connection with any assets
the then outstanding units        the Preferred OP Units,           at any time held by the
elect a new general partner       shall not be deemed to            AIMCO Operating Partnership)
who decides to continue your      materially adversely affect       or the merger,
partnership with the              the rights or preferences of      consolidation,
approval of the limited           the holders of Preferred OP       reorganization or other
partners owning more than         Units. With respect to the        combination of the AIMCO
50% of the then outstanding       exercise of the above             Operating Partnership with
units.                            described voting rights,          or into another entity, all
                                  each Preferred OP Units           without the consent of the
                                  shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
                                                                    The general partner may
                                                                    cause the dissolution of the
                                                                    AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partner-

         5465
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                                                    ship Act (including, without
                                                                    limitation, bankruptcy),
                                                                    unless, within 90 days after
                                                                    the withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.


                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Your          quarterly cash distributions      to distribute quarterly all,
partnership may, but is not       at the rate of $0.50 per          or such portion as the
obligated to, make current        Preferred OP Unit; provided,      general partner may in its
distributions out of its          however, that at any time         sole and absolute discretion
Cash Flow as the general          and from time to time on or       determine, of Available Cash
partner may, in its discre-       after the fifth anniversary       (as defined in the AIMCO
tion, determine. The              of the issue date of the          Operating Partnership
distributions payable to the      Preferred OP Units, the           Agreement) generated by the
partners are not fixed in         AIMCO Operating Partnership       AIMCO Operating Partnership
amount and depend upon the        may adjust the annual             during such quarter to the
operating results and net         distribution rate on the          general partner, the special
sales or refinancing              Preferred OP Units to the         limited partner and the
proceeds available from the       lower of (i) 2.00% plus the       holders of Common OP Units
disposition of your part-         annual interest rate then         on the record date es-
nership's assets.                 applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective interests
                                  most recently issued AIMCO        in the AIMCO Operating
                                  non-convertible preferred         Partnership on such record
                                  stock which ranks on a
                                  parity with its

         5466
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  Class H Cumulative Preferred      date. Holders of any other
                                  Stock. Such distributions         Preferred OP Units issued in
                                  will be cumulative from the       the future may have priority
                                  date of original issue.           over the general partner,
                                  Holders of Preferred OP           the special limited partner
                                  Units will not be entitled        and holders of Common OP
                                  to receive any distributions      Units with respect to
                                  in excess of cumulative           distributions of Available
                                  distributions on the              Cash, distributions upon
                                  Preferred OP Units. No            liquidation or other
                                  interest, or sum of money in      distributions. See "Per
                                  lieu of interest, shall be        Share and Per Unit Data" in
                                  payable in respect of any         the accompanying Prospectus.
                                  distribution payment or pay-
                                  ments on the Preferred OP         The general partner in its
                                  Units that may be in              sole and absolute discretion
                                  arrears.                          may distribute to the OP
                                                                    Unitholders Available Cash
                                  When distributions are not        on a more frequent basis and
                                  paid in full upon the             provide for an appropriate
                                  Preferred OP Units or any         record date.
                                  Parity Units (as defined
                                  below), all distributions         The AIMCO Operating Partner-
                                  declared upon the Preferred       ship Agreement requires the
                                  OP Units and any Parity           general partner to take such
                                  Units shall be declared           reasonable efforts, as
                                  ratably in proportion to the      determined by it in its sole
                                  respective amounts of             and absolute discretion and
                                  distributions accumulated,        consistent with AIMCO's
                                  accrued and unpaid on the         qualification as a REIT, to
                                  Preferred OP Units and such       cause the AIMCO Operating
                                  Parity Units. Unless full         Partnership to distribute
                                  cumulative distributions on       sufficient amounts to en-
                                  the Preferred OP Units have       able the general partner to
                                  been declared and paid,           transfer funds to AIMCO and
                                  except in limited circum-         enable AIMCO to pay stock-
                                  stances, no distributions         holder dividends that will
                                  may be declared or paid or        (i) satisfy the requirements
                                  set apart for payment by the      for qualifying as a REIT
                                  AIMCO Operating Partnership       under the Code and the
                                  and no other distribution of      Treasury Regulations and
                                  cash or other property may        (ii) avoid any Federal
                                  be declared or made,              income or excise tax
                                  directly or indirectly, by        liability of AIMCO. See
                                  the AIMCO Operating               "Description of OP
                                  Partnership with respect to       Units -- Distributions" in
                                  any Junior Units (as de-          the accompanying Prospectus.
                                  fined below), nor shall any
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         5467
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner by such         are not listed on any             Agreement restricts the
person if: (1) the inter-         securities exchange. The          transferability of the OP
est being acquired by the         Preferred OP Units are            Units. Until the expiration
assignee consists of an           subject to restrictions on        of one year from the date on
integral multiple of half         transfer as set forth in the      which an OP Unitholder
units, (2) a written assign-      AIMCO Operating Partnership       acquired OP Units, subject
ment has been duly executed       Agreement.                        to certain exceptions, such
and acknowledged by the                                             OP Unitholder may not
assignor and assignee, (3)        Pursuant to the AIMCO             transfer all or any por-
the written approval of the       Operating Partnership             tion of its OP Units to any
general partner which may be      Agreement, until the              transferee without the
withheld in the sole and          expiration of one year from       consent of the general
absolute discretion of the        the date on which a holder        partner, which consent may
general partner has been          of Preferred OP Units             be withheld in its sole and
granted, (4) the assignor or      acquired Preferred OP Units,      absolute discretion. After
the assignee pays a transfer      subject to certain                the expiration of one year,
fee, (5) the transfer will        exceptions, such holder of        such OP Unitholder has the
not result in a termination       Preferred OP Units may not        right to transfer all or any
of your partnership for tax       transfer all or any portion       portion of its OP Units to
purposes, (6) the general         of its Preferred OP Units to      any person, subject to the
partner has received an           any transferee without the        satisfaction of certain con-
opinion from counsel that         consent of the general            ditions specified in the
such transfer does not            partner, which consent may        AIMCO Operating Partnership
violate any applicable            be withheld in its sole and       Agreement, including the
securities law and will not       absolute discretion. After        general partner's right of
result in the termination of      the expiration of one year,       first refusal. See
your partnership for tax          such holders of Preferred OP      "Description of OP Units --
purposes and (7) the              Units has the right to            Transfers and Withdrawals"
assignor and assignee have        transfer all or any portion       in the accompanying
complied with such other          of its Preferred OP Units to      Prospectus.
conditions as set forth in        any person, subject to the
your partnership's agreement      satisfaction of certain           After the first anniversary
of limited partnership.           conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         5468
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         5469

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         5470

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         5471

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         5472

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         5473


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         5474


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment

The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         5475

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         5476

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         5477

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         5478

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $37,503 in 1996, $39,810 in 1997 and $17,704 in 1998. The property manager received management fees of $41,083 in 1996, $41,398 in 1997 and $42,843 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.
         5479

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $228,113 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between negative 0.75% and positive 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         5480

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.

         5481

                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statement of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statement of Cash Flows for the nine months ended
  June 30, 1998 and 1997 (unaudited)........................  F-4
Notes to Condensed Financial Statements.....................  F-5
Statements of Assets, Liabilities and Partners' Deficit as
  of December 31, 1997 and 1996 (unaudited).................  F-6
Statements of Revenues and Expenses and Changes in Partners'
  Deficit for the years ended December 31, 1997 and 1996
  (unaudited)...............................................  F-7
Statements of Cash Flows for the years ended December 31,
  1997
  and 1996 (unaudited)......................................  F-8
Notes to Financial Statements...............................  F-9

         5482


                                   VILLA NOVA



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                     ASSETS



Cash and cash equivalents...................................                 $   43,696
Other Assets................................................                    232,485
Investment Property:
  Land......................................................  $   157,350
  Building and related personal property....................    3,390,291
                                                              -----------
                                                                3,547,641
  Less: Accumulated depreciation............................   (1,937,527)    1,610,114
                                                              -----------    ----------
          Total Assets......................................                 $1,886,295
                                                                             ==========

LIABILITIES AND PARTNERS' CAPITAL

Other accrued liabilities...................................                 $  177,401
Notes payable...............................................                  2,332,232
Partners' deficit...........................................                   (623,338)
                                                                             ----------
          Total liabilities and partners' deficit...........                 $1,886,295
                                                                             ==========

         5483


                                   VILLA NOVA



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 1998           1997
                                                              -----------    ----------
Revenues
  Rental income.............................................   $ 581,894      $573,009
  Other income..............................................      46,385        37,236
                                                               ---------      --------
          Total revenues....................................     628,279       610,245
Expenses:
  Operating expenses........................................     440,794       291,545
  Depreciation expense......................................     117,264       114,867
  Interest expense..........................................     161,516       165,700
  Property tax expense......................................      59,215        59,410
                                                               ---------      --------
          Total expenses....................................     778,789       631,522
          Net income........................................   $(150,510)     $(21,277)
                                                               =========      ========

         5484


                                   VILLA NOVA



                 CONDENSED STATEMENT OF CASH FLOWS -- UNAUDITED



                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 1998           1997
                                                              -----------    ----------
Operating activities:
  Net income................................................   $(150,510)     $(21,277)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities.......................
  Depreciation and amortization.............................     117,264       114,867
  Changes in accounts:
     Receivables and deposits and other assets..............     (13,927)      (34,774)
     Accounts payable and accrued expenses..................     142,434        32,120
                                                               ---------      --------
          Net cash provided by (used in) operating
            activities......................................      95,261        90,936
                                                               ---------      --------
Investing activities:
  Property improvements and replacements....................     (55,555)      (49,936)
                                                               ---------      --------
  Net cash provided by (used in) investing activities.......     (55,555)      (49,936)
                                                               ---------      --------
Financing activities:
  Payments on mortgage......................................     (42,485)      (38,300)
                                                               ---------      --------
  Net cash provided by (used in) financing activities.......     (42,485)      (38,300)
                                                               ---------      --------
Partners' distributions
  Net increase (decrease) in cash and cash equivalents......      (2,779)        2,700
  Cash and cash equivalents at beginning of year............      46,475        35,399
                                                               ---------      --------
  Cash and cash equivalents at end of period................   $  43,696      $ 38,099
                                                               =========      ========

         5485


                              VILLA NOVA, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Villa Nova, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with the accounting basis for federal income tax reporting. Accordingly, they do not include all the information and footnotes required by the accounting basis for federal income tax reporting for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         5486

                              VILLA NOVA, LIMITED

                              FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 -- UNAUDITED

         5487


                              VILLA NOVA, LIMITED



                           BALANCE SHEET -- UNAUDITED



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Cash and cash equivalents...................................  $    46,475    $    35,399
Receivables and deposits....................................       31,975         26,319
Restricted escrows (Note B).................................      134,143        128,630
Other assets................................................       52,440         57,437
Investment properties (Note C):
  Land......................................................      157,350        157,350
  Buildings and related personal property...................    3,334,736      3,282,711
                                                              -----------    -----------
                                                                3,492,086      3,440,061
  Less accumulated depreciation.............................   (1,820,263)    (1,666,128)
                                                              -----------    -----------
                                                                1,671,823      1,773,933
                                                              -----------    -----------
                                                              $ 1,936,856    $ 2,021,718
                                                              ===========    ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $     6,002    $        14
  Payable to affiliate (Note D).............................        1,696          1,696
  Tenant security deposits liabilities......................       12,733         12,055
  Other liabilities.........................................       14,536         14,083
  Mortgage notes payable (Note C)...........................    2,374,717      2,427,264
Partners' deficit...........................................     (472,828)      (433,394)
                                                              -----------    -----------
                                                              $ 1,936,856    $ 2,021,718
                                                              ===========    ===========



                See accompanying notes to financial statements.

         5488


                              VILLA NOVA, LIMITED



                          STATEMENTS OF OPERATIONS AND


                          CHANGES IN PARTNERS' DEFICIT


                                  (UNAUDITED)



                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1996
                                                              ---------    ---------
Revenues:
  Rental income.............................................  $ 786,461    $ 721,219
  Other income..............................................     48,222       54,749
                                                              ---------    ---------
          Total revenues....................................    834,683      775,968
                                                              ---------    ---------
Expenses:
  Operating (Note D)........................................    386,621      359,373
  General and administrative (Note D).......................     41,437       41,886
  Depreciation..............................................    154,135      149,774
  Interest..................................................    220,250      224,549
  Property taxes............................................     71,674       71,289
                                                              ---------    ---------
          Total expenses....................................    874,117      846,871
                                                              ---------    ---------
          Net loss..........................................    (39,434)     (70,903)
  Partners' deficit at beginning of year....................   (433,394)    (362,491)
                                                              ---------    ---------
  Partners' deficit at end of year..........................  $(472,828)   $(433,394)
                                                              =========    =========



                 See Accompanying Notes to Financial Statements

         5489


                              VILLA NOVA, LIMITED



                      STATEMENT OF CASH FLOWS -- UNAUDITED



                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
Cash flows from operating activities:
  Net loss..................................................  $(39,434)   $(70,903)
     Adjustments to reconcile net income (loss) to net cash
      provided by operating activities......................
     Depreciation...........................................   154,135     149,774
     Amortization of discounts and loan costs...............    28,714      27,894
     Changes in accounts:
       Receivables and deposits.............................    (5,656)     14,539
       Other assets.........................................    (4,701)         --
       Accounts payable and payable to affiliate............     5,988      (5,660)
       Tenant security deposit liabilities..................       678      (2,243)
       Other liabilities....................................       453      (2,791)
                                                              --------    --------
          Net cash provided by operating activities.........   140,177     110,610
                                                              --------    --------
Cash flows from investing activities:
  Property improvements and replacements....................   (52,025)    (50,194)
  Deposits to restricted escrows............................    (5,513)     (2,870)
                                                              --------    --------
          Net cash used in investing activities.............   (57,538)    (53,064)
                                                              --------    --------
Cash flows from financing activities:
  Payments on mortgage notes payable........................   (71,563)    (66,342)
                                                              --------    --------
          Net cash used in financing activities.............   (71,563)    (66,342)
                                                              --------    --------
Net increase (decrease) in cash and cash equivalents........    11,076      (8,796)
Cash and cash equivalents at beginning of year..............    35,399      44,195
                                                              --------    --------
Cash and cash equivalents at end of year....................  $ 46,475    $ 35,399
                                                              ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $191,536     196,758
                                                              ========    ========



                 See Accompanying Notes to Financial Statements

         5490

                              VILLA NOVA, LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                                  (UNAUDITED)


NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Villa Nova, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Tennessee pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated April 23, 1984. The Partnership owns and operates a 126 unit multi-family housing complex, Villa Nova Apartments, in Indianapolis, Indiana.



     The Partnership's Managing General Partner is Davidson Properties, an affiliate of Insignia Financial Group ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Depreciation



     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and personal property assets are depreciated over a 5 to 15 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include deferred loan costs of $47,739 and $57,437, respectively, which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

         5491
                              VILLA NOVA, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 were $134,143 and $128,630, respectively, and consist of a reserve escrow established with a portion of the proceeds of the loan. The funds are used for certain repair work, debt service, expenses and property taxes or insurance. The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of the loan.



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997         1996
                                                              ----------   ----------
First mortgage note payable in monthly installments of
  $21,394, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $2,397,167   $2,468,730
Second mortgage note payable in interest only monthly
  installments of $531, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...      83,835       83,835
                                                              ----------   ----------
Principal balance at year end...............................   2,481,002    2,552,565
Less unamortized discount...................................    (106,285)    (125,301)
                                                              ----------   ----------
                                                              $2,374,717   $2,427,264
                                                              ==========   ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:



1998....................................................   $   77,196
1999....................................................       83,271
2000....................................................       89,825
2001....................................................       96,895
2002....................................................    2,133,815
                                                           ----------
                                                           $2,481,002
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

         5492
                              VILLA NOVA, LIMITED

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     Transactions with the Managing General Partner and its affiliates are as follows:



                                                   1997        1996
              TYPE OF TRANSACTION                 AMOUNT      AMOUNT
              -------------------                 -------   -----------
                                                            (UNAUDITED)
Property management fee.........................  $41,398     $41,083
Partnership administration fee..................  $20,004     $20,004
Reimbursement for services of affiliates........  $17,998     $15,803
Payable to affiliate -- property management
  fee...........................................  $ 1,696     $ 1,696
Construction fee................................  $   112     $    --

         5493


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         5494

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         5495

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         5496

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         5497

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         5498

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         5499

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         5500

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         5501

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         5502

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         5503

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         5504

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         5505

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         5506

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         5507

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         5508

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5509

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5510

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         5511

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5512

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         5513

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         5514

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         5515

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5516

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5517

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5518


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         5519

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         5520


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         5521


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         5522


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         5523

(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.


(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5524


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         5525

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         5526


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         5527


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5528


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         5529


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         5530


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         5531


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         5532


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         5533


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         5534


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         5535


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5536


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         5537


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         5538


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5539


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         5540

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5541


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         5542

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5543

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Villa Nova Ltd


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Villa Nova Ltd (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $26,070 in cash, or 674.00 Common OP Units of the Purchaser, or 1,043 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         5544

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         5545

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         5546

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         5547


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         5548


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         5549

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         5550

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         5551

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         5552


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 12, 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                      Walker Springs, Limited Partnership

                        in exchange for your choice of:


           319.00 of our 8.0% Class Two Partnership Preferred Units;


                   206.25 of our Partnership Common Units; or


                                $7,971 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 24% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $7,971 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         5553

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Walker
    Springs, Limited Partnership...............    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
    Lack of Availability of Audited Financial
      Statements...............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-25
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-25
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-44
  General......................................    S-44
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-46
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-47
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-48
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-49
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-50
THE OFFER......................................    S-53
  Terms of the Offer; Expiration Date..........    S-53
  Acceptance for Payment and Payment for
    Units......................................    S-53
  Procedure for Tendering Units................    S-54
  Withdrawal Rights............................    S-57
  Extension of Tender Period; Termination;
    Amendment..................................    S-57
  Proration....................................    S-58
  Fractional OP Units..........................    S-58

         5554


                                                  PAGE
                                                  -----
  Future Plans of the AIMCO Operating
    Partnership................................    S-58
  Voting by the AIMCO Operating Partnership....    S-59
  Dissenters' Rights...........................    S-59
  Conditions of the Offer......................    S-59
  Effects of the Offer.........................    S-62
  Certain Legal Matters........................    S-62
  Fees and Expenses............................    S-64
  Accounting Treatment.........................    S-64
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-65
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-65
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-66
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-66
  Disguised Sale Treatment.....................    S-66
  Adjusted Tax Basis...........................    S-67
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-67
  Passive Activity Losses......................    S-67
  Tax Reporting................................    S-68
  Foreign Offerees.............................    S-68
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-68
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-70
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-77
DESCRIPTION OF PREFERRED OP UNITS..............    S-83
  General......................................    S-83
  Ranking......................................    S-83



                                                  PAGE
                                                  -----
  Distributions................................    S-83
  Allocation...................................    S-84
  Liquidation Preference.......................    S-84
  Redemption...................................    S-85
  Voting Rights................................    S-85
  Restrictions on Transfer.....................    S-86
  Description of Class I Preferred Stock.......    S-86
  Comparison of Preferred OP Units and Class I
    Preferred Stock............................    S-88
CONFLICTS OF INTEREST..........................    S-92
  Conflicts of Interest with Respect to the
    Offer......................................    S-92
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-92
  Competition Among Properties.................    S-92
  Features Discouraging Potential Takeovers....    S-92
  Future Exchange Offers.......................    S-92
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-93
LEGAL MATTERS..................................    S-94
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         5555

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP") AIMCO, acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Davidson Properties, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,188,000, less approximately $245,161 of deferred maintenance. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         5556


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         5557


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2015 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         5558


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         5559


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.


     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's

         5560


expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders

         5561


       of Common OP Units. This is equivalent to a distribution of $638.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $515.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's [property] and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.

         5562


     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         5563

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of [the/each] property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location C (fair) and its condition C (fair). Generally, we assign an initial capitalization rate of 11.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   359,000
Capitalization rate.........................................        11.25%
                                                              -----------
Gross valuation of partnership properties...................  $ 3,188,000
Plus: Cash and cash equivalents.............................      101,013
Plus: Other partnership assets, net of security deposits....      272,439
Less: Mortgage debt, including accrued interest.............   (2,672,111)
Less: Accounts payable and accrued expenses.................      (34,579)
Less: Other liabilities.....................................      (35,708)
                                                              -----------
Partnership valuation before taxes and certain costs........      819,054
Less: Disposition fees......................................      (95,640)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (245,161)
Less: Closing costs.........................................      (79,700)
                                                              -----------
Estimates net valuation of your partnership.................      398,553
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      398,553
          Total number of units.............................         50.0
                                                              -----------
Estimated valuation per unit................................        7,971
                                                              ===========
Cash consideration per unit.................................  $     7,971
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $7,971 by the $25 liquidation preference of each Preferred OP Unit to get 319.00 Preferred OP Units per unit.

         5564


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $7,971 by a price of $38.69 to get 206.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $  7,971
Partnership Preferred Units.................................  $  7,971
Partnership Common Units....................................  $  7,971
Alternatives:

  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $  7,971
  Estimated going concern value.............................  $  6,767
  Net book value (deficit)..................................  $(26,225)



STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and

         5565

qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Walker Springs, Limited Partnership is a Tennessee limited partnership which was formed on May 13, 1982 for the purpose of owning and operating a single apartment property located in Knoxville, Tennessee, known as "Walker Springs Apartments." Your partnership's property consists of 168 apartment units and was built in 1974. Your partnership has no employees. As of September 30, 1998, there were 50 units of limited partnership interest issued and outstanding, which were held of record by 63 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold 50 limited partnership units in 1982. Between January 1, 1993 and December 31, 1998 your partnership did not pay cash distributions. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Your partnership will terminate on 2015, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,498,402, payable to Marine Midland, Bank of America and FNMA, which bears interest at the rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $90,284, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         5566

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 319.00 of our Class Two Partnership Preferred Units;



     - 206.25 of our Partnership Common Units; or



     - $7,971 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 24% of the outstanding 50 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 319.00 Preferred OP Units, 206.25 Common OP Units, or $7,971 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 24% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         5567

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         5568


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $7,971 in cash, 319.00 Preferred OP Units or 206.25 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         5569


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $7,971.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $26,283 for the fiscal year ended December 31, 1998. The property manager received management fees of $48,678 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $94,656 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         5570

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         5571

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         5572

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         5573


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         5574


      SUMMARY FINANCIAL INFORMATION OF WALKER SPRINGS, LIMITED PARTNERSHIP



     The summary financial information of Walker Springs, Limited for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Walker Springs, Limited for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                                                               WALKER SPRINGS, LIMITED PARTNERSHIP
                                               FOR THE NINE
                                               MONTHS ENDED
                                               SEPTEMBER 30,                FOR THE YEAR ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              1998       1997       1997       1996       1995       1994       1993
                                            --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Total Revenues............................  $719,345   $684,995   $948,831   $951,121   $962,014   $929,663   $887,429
Net Income/(Loss).........................   (90,026)   (53,479)   (86,660)   (57,363)   (20,862)   (27,196)   (31,648)
  Net Income per limited partnership
    unit..................................    (1,801)    (1,070)    (1,733)    (1,147)      (417)      (544)      (633)
  Distributions per limited partnership
    unit..................................         6         53         --         --         --         --         --
  Distributions per limited partnership
    unit (which represent a return of
    capital)..............................



                                      SEPTEMBER 30,                                 DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    1998         1997         1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $  131,987   $  113,029   $  188,313   $  133,047   $   89,112   $  102,655   $  208,712
  Real Estate, Net of
    Accumulated Depreciation...   1,700,247    1,837,583    1,786,704    1,905,134    2,006,637    2,043,981    2,013,058
  Total Assets.................   2,081,773    2,264,205    2,234,415    2,358,597    2,462,473    2,533,717    2,598,315
  Notes Payable................   2,509,993    2,572,767    2,557,650    2,614,245    2,666,110    2,713,640    2,757,197
  General Partners'
    Capital/(Deficit)..........      (4,870)      (3,614)      (3,972)      (3,106)      (2,532)      (2,324)      (2,052)
  Limited Partners'
    Capital/(Deficit)..........    (482,089)    (357,804)    (393,271)    (307,477)    (250,688)    (230,034)    (203,110)
  Partners'
    Capital/(Deficit)..........    (486,959)    (361,418)    (397,243)    (310,583)    (253,220)    (232,358)    (205,162)
  Total Distributions..........         310        2,644           --           --           --           --           --
  Book value per limited
    partnership unit...........      (9,838)      (7,301)      (8,025)      (6,274)      (5,116)      (4,694)      (4,145)
  Net increase (decrease) in
    cash and cash
    equivalents................     (56,326)     (20,018)     (15,057)      44,935      (13,543)    (106,057)     208,712
  Net cash provided by
    operating activities.......  $   54,587   $  101,100      152,514      200,021      180,270      141,263     (202,225)
  Ratio of earnings to fixed
    charges....................      0.49/1       0.70/1       0.64/1       0.77/1       0.92/1       0.89/1       0.87/1
                                       0.49         0.70         0.64         0.77         0.92         0.89         0.87
LP Units Outstanding...........        49.5
LP%............................         99%
GP%............................          1%


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                                WALKER
                                                                 AIMCO         SPRINGS,
                                                               OPERATING       LIMITED
                                                              PARTNERSHIP    PARTNERSHIP
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................    $515.63           $0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................    $638.00           $0

         5575

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         5576

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,188,000 less approximately $245,161 of deferred maintenance and investment. It is possible that the sale of the properties could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         5577


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         5578


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."



     LACK OF AVAILABILITY OF AUDITED FINANCIAL STATEMENTS. The unaudited financial statements of Walker Springs, Limited have been prepared from the books and records of your partnership in accordance with generally accepted accounting principles. An audit of your partnership's financial statements could not be completed because the general partner does not have sufficient audit evidence to support the historical capitalized costs of the partnership's properties, including the initial construction, which occurred in 1982. Nevertheless, the general partner believes that such financial statements appropriately reflect the financial condition and results of operations of the partnership for the periods presented in accordance with generally accepted accounting principles.


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 2015 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.

         5579

     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.

         5580

     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time.The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.

         5581

                          SPECIAL FACTORS TO CONSIDER


     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.51% interest, consisting of a 1.01% limited partnership interest and a 1.5% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         5582


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         5583

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on November, 2002. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all

         5584


limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of

         5585


$0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $638.00 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $515.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.

         5586


     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location C (fair) and its condition C (fair). Generally, we assign an initial capitalization rate of 11.00% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 11.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We

         5587

       divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Estimated Total Gross Property Value            $358,705             11.25%         $3,188,000
                                                                                    ----------


---------------


     (1) The total net operating income is equal to total revenues of $944,847, less total expenses of $535,742 and recurring replacement costs of $50,400.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $398,553. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $   359,000
Capitalization rate.........................................        11.25%
                                                              -----------
Gross valuation of partnership properties...................    3,188,000
Plus: Cash and cash equivalents.............................      101,013
Plus: Other partnership assets, net of security deposits....      272,439
Less: Mortgage debt, including accrued interest.............   (2,672,111)
Less: Accounts payable and accrued expenses.................      (34,579)
Less: Other liabilities.....................................      (35,708)
                                                              -----------
Partnership valuation before taxes and certain costs........      819,054
Less: Disposition fees......................................      (95,640)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (245,161)
Less: Closing costs.........................................      (79,700)
                                                              -----------
Estimated net valuation of your partnership.................      398,553
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................      398,553
          Total number of units.............................         50.0
                                                              -----------
Estimated valuation per unit................................        7,971
                                                              ===========
Cash consideration per unit.................................        7,971
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $7,971 by the $25 liquidation preference of each Preferred OP Unit to get 319.00 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $7,971 by a price of $38.69 to get 206.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         5588


     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $398,553 or .07% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net loss of your partnership has increased from $53,479 for the nine months ended September 30, 1997 to $90,026 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

         5589

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $7,971, based on a total estimated value of your partnership's property of $3,188,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $638.00 per year on the number of Preferred OP Units, or distributions of $515.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your

         5590

units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         5591


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $  7,971
Partnership preferred units.................................     7,971(1)
Partnership common units....................................     7,971(1)
Alternatives:

  Prices on secondary market................................  Not available
  Estimated liquidation proceeds............................  $  7,971
  Estimated going concern value.............................  $  6,767
  Net book value............................................  $(26,225)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

         5592

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 35%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $6,767 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $(26,225) and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $6,929 per unit, going concern value of $4,526 per unit and liquidation value of $5,394 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value

         5593


per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(1,042), $(3,445) and $(2,577). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnerships believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS

     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.

     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

         5594

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                             WALKER
                                                             SPRINGS
                                                            ---------
Total Revenues............................................  $ 997,606
Operating Expenses........................................   (566,930)
Replacement Reserves -- Net...............................    (76,319)
Debt Service..............................................   (283,344)
Capital Expenditures......................................    (58,145)
                                                            ---------
          Net Cash Flow...................................  $  12,868
                                                            =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.

         5595

     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 11.25%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; (iii) extraordinary capital expenditure estimates in the amount of $245,161; and fees to the general partner of 95,640. Stanger observed that your partnership liquidation value of $398,553 was divided by the total units outstanding of 50 to provide the liquidation value per unit of $7971.

         5596


     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $359,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $30,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.75%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 35%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.8%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 50 to achieve management's estimate of going concern value of $6,767 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $7,971 per unit is equal to management's estimate of liquidation value, and reflects a 18% premium to management's estimate of going concern value of $6,767. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year following the closing of this transaction preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.25%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.75%. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate.

         5597


Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 35% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 35% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.8% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 80% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $6,929, $4,526, and $5,394 representing premiums (discounts) to the offer price of (13%), (43%) and (32%). See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or

         5598

Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.


                                YOUR PARTNERSHIP


GENERAL



     Walker Springs, Limited Partnership, is a Tennessee limited partnership which completed a private offering in 1982. Insignia acquired the general partner of your partnership in 1991. AIMCO acquired Insignia in October 1998. There are currently a total of 63 limited partners of your partnership and a total of 49.5 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.

         5599


YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on May 13, 1982 for the purpose of owning an apartment property located in Knoxville, Tennessee, known as "Walker Springs Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1974 and consists of 168 apartment units. Your partnership's property had an average occupancy rate of approximately 89.33% in 1998, 94.05% in 1997 and 94.05% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $251,161 and are intended to be paid for out of cash flow or borrowings. Renovation items include electrical, siding, stairwells, balconies, sidewalks, parking lot, landscaping and pool.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $446    $435    $451    $427    $415



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $47,644 of $1,720,000 of assessed valuation with a current yearly tax rate of 2.77%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 2.83% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on July 1, 2015 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.

         5600


     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 89% and $444, respectively, at December 31, 1998, compared to 94% and $446, respectively, at December 31, 1997. In particular, the general partner noted that it expects to spend approximately $245,161 for capital improvements at the property in 1999 to repair and improve the property's electrical, siding, stairwells, balconies, sidewalks, parking lot, landscaping and pool. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,498,402, payable to Marine Midland, Bank of America and FNMA, which bears interest at a rate of 7.60%. The mortgage debt is due in November, 2002. Your partnership also has a second mortgage note outstanding of $90,284, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no loans outstanding to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.

         5601


LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $2,395,000 of limited partnership units in 1982 for $47,900 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until July 1, 2015, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable, responsible or accountable, in damages or otherwise to your partnership or any limited partner for any acts performed by any of them which are reasonably believed by them to be within the scope of the authority conferred on them by your partnership's agreement of limited partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     The general partners and their affiliates are entitled to indemnification by your partnership for any and all acts performed by them which are reasonably within the scope of the authority conferred upon them by your partnership's agreement of limited partnership or by your partnership, excepting only acts of malfeasance, gross negligence or actual misrepresentation; provided, however, that such indemnity will be paid out of and only to the extent of partnership assets. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The original cost per unit was $47,900. From 1993 to 1998 your partnership has paid no distributions.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid

         5602


treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                               NUMBER OF UNITS   PERCENTAGE OF TOTAL UNITS    NUMBER OF
YEAR                             TRANSFERRED            OUTSTANDING          TRANSACTIONS
----                           ---------------   -------------------------   ------------
1994.........................        0.0                   0.00%                  0
1995.........................        0.0                   0.00%                  0
1996.........................        0.0                   0.00%                  0
1997.........................        0.0                   0.00%                  0
1998.........................        0.5                  10.01%                  1



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 2.51% interest in your partnership, including .5 units held by us and the interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $32,927
1995........................................................     36,266
1996........................................................     28,641
1997........................................................     25,249
1998........................................................     26,283



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1994........................................................  $48,314
1995........................................................   46,478
1996........................................................   47,212
1997........................................................   23,711
1998........................................................   48,678



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         5603


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP



                                                               WALKER SPRINGS, LIMITED PARTNERSHIP
                                 -----------------------------------------------------------------------------------------------
                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Cash and Cash Equivalents......  $   131,987   $   113,029   $   188,313   $   133,047   $    89,112   $   102,655   $   208,712
Land & Building................    4,582,313     4,517,812     4,519,056     4,435,836     4,340,819     4,194,536     3,990,464
Accumulated Depreciation.......   (2,882,066)   (2,680,229)   (2,732,352)   (2,530,702)   (2,334,182)   (2,150,555)   (1,977,406)
Other Assets...................      249,539       313,593       259,398       320,416       366,724       387,081       376,585
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Assets...........  $ 2,081,773   $ 2,264,205   $ 2,234,415   $ 2,358,597   $ 2,462,473   $ 2,533,717   $ 2,598,315
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Notes Payable..................  $ 2,509,993   $ 2,572,767   $ 2,557,650   $ 2,614,245   $ 2,666,110   $ 2,713,640   $ 2,757,197
Other Liabilities..............       58,739        52,856        74,008        54,935        49,583        52,435        46,280
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Liabilities......  $ 2,568,732   $ 2,625,623   $ 2,631,658   $ 2,669,180   $ 2,715,693   $ 2,766,073   $ 2,803,477
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Partners Deficit.......  $  (486,959)  $  (361,418)  $  (397,243)  $  (310,583)  $  (253,220)  $  (232,358)  $  (205,162)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                               WALKER SPRINGS, LIMITED PARTNERSHIP
                                 -----------------------------------------------------------------------------------------------
                                    FOR THE NINE MONTHS
                                           ENDED                                     FOR THE YEAR ENDED
                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Rental Revenue.................  $   676,237   $   645,172   $   899,815   $   877,481   $   909,495   $   861,110   $   836,041
Other Income...................       43,108        39,823        49,016        73,640        52,519        68,553        51,388
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Revenue..........  $   719,345   $   684,995   $   948,831   $   951,121   $   962,014   $   929,663   $   887,429
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Expenses.............  $   421,683   $   345,960   $   507,200   $   479,494   $   464,618   $   445,154   $   432,253
General & Administrative.......       25,398        20,386        30,488        31,692        33,657        50,219        44,734
Depreciation...................      150,023       149,835       201,650       196,520       183,627       172,800       159,728
Interest Expense...............      175,236       179,742       241,853       246,583       250,917       239,390       243,828
Property Taxes.................       37,031        42,551        54,300        54,195        50,097        49,096        38,534
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total Expenses.........  $   809,371   $   738,474   $ 1,035,491   $ 1,008,484   $   982,876   $   956,859   $   919,077
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (loss) before
  extraordinary items..........  $   (90,026)  $   (53,479)  $   (86,660)  $   (57,363)  $   (20,862)  $   (27,196)  $   (31,648)
Extraordinary Items............           --            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income (loss)..............  $   (90,026)  $   (53,479)  $   (86,660)  $   (57,363)  $   (20,862)  $   (27,196)  $   (31,648)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Net Income per limited
  partnership unit.............  $    (1,801)  $    (1,070)  $    (1,733)  $    (1,147)  $      (417)  $      (544)  $      (633)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Distributions per limited
  partnership unit.............            6            53            --            --            --            --            --
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========

         5604


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



WALKER SPRINGS, LIMITED PARTNERSHIP



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



  NET INCOME



     Your partnership recognized a net loss of $90,026 for the nine months ended September 30, 1998, compared to net loss of $53,479 for the nine months ended September 30, 1997. The decrease in net income of $36,547 or 68% was primarily the result of increased operating expenses. This is discussed in more detail in the following paragraph.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $719,345 for the nine months ended September 30, 1998, compared to $684,995 for the nine months ended September 30, 1997, an increase of $34,350 or 5.01%. The increase is due to increase in rental rates of approximately 5% over the prior year, and an increase in occupancy rates as compared to the prior year.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $421,683 for the nine months ended September 30, 1998, compared to $345,960 for the nine months ended September 30, 1997, an increase of $75,723 or 21.89%. The increase in operating expense is due mainly to increases in non-capitalizable property improvements, including interior painting. Management expenses totaled $36,660 for the nine months ended September 30, 1998, compared to $35,091 for the nine months ended September 30, 1997, an increase of $1,569 or 4.47%.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $25,398 for the nine months ended September 30, 1998 compared to $20,386 for the nine months ended September 30, 1997, an increase of $5,012 or 24.59%. The increase is primarily due to an increase in non-capitalizable personal computer costs.



  INTEREST EXPENSE



     Interest expense which includes the amortization of deferred financing costs, totaled $175,236 for the nine months ended September 30, 1998, compared to $179,742 for the nine months ended September 30, 1997, a decrease of $4,506, or 2.50%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1997



    NET INCOME



     Your partnership recognized a net loss of $86,660 for the year ended December 31, 1997, compared to a net loss of $57,363 for the year ended December 31, 1996. The increase of $29,297, or 51.07% was primarily the result of a increase in operating expenses.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $948,831 for the year ended December 31, 1997, compared to $951,121 for the year ended December 31, 1996, a decrease of $2,290 or

         5605


 .24%. The decrease is due to a decrease in occupancy rates of approximately 2% to 96% offset partially by an increase of 1% in rental rates.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $507,200 for the year ended December 31, 1997, compared to $479,494 for the year ended December 31, 1996, an increase of $27,706 or 5.78%. The increase in operating expenses is attributable to an increase in salary expenses, advertising and rental expenses of $28,000. Management expenses totaled $47,212 for the year ended December 31, 1997, compared to $46,478 for the year ended December 31, 1996, an increase of $734, or 1.58%.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $30,488 for the year ended December 31, 1997 compared to $31,692 for the year ended December 31, 1996, a decrease of $1,204 or 3.80%.



  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $241,853 for the year ended December 31, 1997, compared to $246,583 for the year ended December 31, 1996, a decrease of $4,730, or 1.92%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



 Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



    NET INCOME



     Your partnership recognized a net loss of $57,363 for the year ended December 31, 1996, compared to a net loss of $20,862 for the year ended December 31, 1995. The increase of $36,502, or 174.96% was primarily the result of a decrease in revenues and an increase in operating expenses.



  REVENUES



     Rental and other property revenues from the partnership's property totaled $951,121 for the year ended December 31, 1996, compared to $962,014 for the year ended December 31, 1995, a decrease of $10,893 or 1.13 %. The decrease is due to a decrease in rental rates of approximately 4%, coupled with a decrease in the occupancy rates.



  EXPENSES



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $479,494 for the year ended December 31, 1996, compared to $464,618 for the year ended December 31, 1995, an increase of $14,876 or 3.20%. Management expenses totaled $46,478 for the year ended December 31, 1996, compared to $48,314 for the year ended December 31, 1995, a decrease of $1,836, or 3.80%.



  GENERAL AND ADMINISTRATIVE EXPENSES



     General and administrative expenses totaled $31,692 for the year ended December 31, 1996 compared to $33,657 for the year ended December 31, 1995, a decrease of $1,965 or 5.84%. This is due to general decreases in various administrative expenses.

         5606


  INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $246,583 for the year ended December 31, 1996, compared to $250,917 for the year ended December 31, 1995, a decrease of $4,334, or 1.73%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the year.



  LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, your Partnership had $131,987 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness, excluding discount of $114,462, was $2,509,993. The mortgages require monthly payments of approximately $23,612 until November 2002. The notes are collateralized by pledge of land and buildings and have a stated interest rate of 7.6%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         5607

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 24% of the outstanding 50 units of your partnership (up to 11.88 units) for consideration per unit of (i) 319.00 Preferred OP Units, (ii) 206.25 Common OP Units, or (iii) $7,971 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed

         5608

and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim
distributions made by your partnership between             , 1999, and the
expiration of the offer. See "-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY

         5609

THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered

         5610

that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise;
(iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         5611

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         5612

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 24% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 24% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 24% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 24%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         5613


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         5614


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         5615

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         5616


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         5617


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         5618


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         5619

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         5620

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         5621


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         5622

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         5623


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         5624

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Tennessee law.                    as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is July      Partnership Agreement") or as provided by
1, 2015.                                          law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
and operate your partnership's property.          Partnership is to conduct any business that
Subject to restrictions contained in your         may be lawfully conducted by a limited
partnership's agreement of limited                partnership organized pursuant to the
partnership, your partnership may perform         Delaware Revised Uniform Limited Part-
all acts necessary or appropriate in              nership Act (as amended from time to time,
connection therewith and reasonably related       or any successor to such statute) (the
thereto, including acquiring additional real      "Delaware Limited Partnership Act"),
or personal property, borrowing money and         provided that such business is to be
creating liens.                                   conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         5625
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 50 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, your partnership may         contribute funds or other assets to its
acquire property or services from, and have       subsidiaries or other persons in which it
other transactions with per-                      has an equity investment,

         5626
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

sons who are partners or who are affiliates       and such persons may borrow funds from the
of partners. Any and all compensation paid        AIMCO Operating Partnership, on terms and
to such persons in connection with services       conditions established in the sole and
performed for your partnership must be            absolute discretion of the general partner.
commensurate with that which would be paid        To the extent consistent with the business
to an independent person for similar              purpose of the AIMCO Operating Partnership
services and all agreements must be in            and the permitted activities of the general
writing. Your partnership may not make loans      partner, the AIMCO Operating Partnership may
to any partners but the general partner may       transfer assets to joint ventures, limited
make loans to your partnership; provided          liability companies, partnerships,
that the interest and fees received by the        corporations, business trusts or other
general partner in connection with such           business entities in which it is or thereby
loans are not in excess of the amounts which      becomes a participant upon such terms and
would be charged by an unrelated bank and         subject to such conditions consistent with
the general partner does not receive a            the AIMCO Operating Partnership Agreement
finder's or placement fee or commission.          and applicable law as the general partner,
                                                  in its sole and absolute discretion,
                                                  believes to be advisable. Except as
                                                  expressly permitted by the AIMCO Operating
                                                  Partnership Agreement, neither the general
                                                  partner nor any of its affiliates may sell,
                                                  transfer or convey any property to the AIMCO
                                                  Operating Partnership, directly or
                                                  indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money and issue              contains no restrictions on borrowings, and
evidences of indebtedness in furtherance of       the general partner has full power and
your partnership business, whether secured        authority to borrow money on behalf of the
or unsecured.                                     AIMCO Operating Partnership. The AIMCO
                                                  Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners to      written demand with a statement of the
receive, for any proper purpose, the name         purpose of such demand and at such OP
and address of each limited partner and the       Unitholder's own expense, to obtain a
number of units owned by each limited             current list of the name and last known
partners. Your partnership furnishes such         business, residence or mailing address of
information to any limited partner                the general partner and each other OP
requesting the same in writing, upon payment      Unitholder.
of all costs and expenses of your
partnership in connection with the
preparation and forwarding of such
information.



                               Management Control


The overall management and control of your        All management powers over the business and
partnership business, activities and              affairs of the AIMCO Operating Partnership
operations is vested solely in the general        are vested in AIMCO-GP, Inc., which is the
partner. The general partner has full,            general partner. No OP Unitholder has any
exclusive and complete authority and              right to participate in or exercise control
discretion in the management and control of       or management power over the busi-
the business,

         5627
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

activities and operations of your                 ness and affairs of the AIMCO Operating
partnership for the purposes set forth in         Partnership. The OP Unitholders have the
your partnership's agreement of limited           right to vote on certain matters described
partnership and makes all decisions               under "Comparison of Your Units and AIMCO OP
affecting the conduct of the business of          Units -- Voting Rights" below. The general
your partnership. The general partner             partner may not be removed by the OP
possesses and may enjoy and exercise all of       Unitholders with or without cause.
the rights and powers of general partner as
more particularly provided under applicable       In addition to the powers granted a general
law, except to the extent any such rights         partner of a limited partnership under
may be limited or restricted by the express       applicable law or that are granted to the
provisions of your partnership's agreement        general partner under any other provision of
of limited partnership. Limited partners may      the AIMCO Operating Partnership Agreement,
not take part in the management of the            the general partner, subject to the other
business, affairs and operations of your          provisions of the AIMCO Operating
partnership, transact any business for your       Partnership Agreement, has full power and
partnership, have any power, right or             authority to do all things deemed necessary
authority to enter into any agreement,            or desirable by it to conduct the business
execute or sign documents for, make               of the AIMCO Operating Partnership, to
representation on behalf of nor to otherwise      exercise all powers of the AIMCO Operating
act so as to bind your partnership in any         Partnership and to effectuate the purposes
manner.                                           of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership and its affiliates are not       Agreement, the general partner is not liable
liable, responsible or accountable, in            to the AIMCO Operating Partnership for
damages or otherwise to your partnership or       losses sustained, liabilities incurred or
any limited partner for any acts performed        benefits not derived as a result of errors
by any of them which are reasonably believed      in judgment or mistakes of fact or law of
by them to be within the scope of the             any act or omission if the general partner
authority conferred on them by your               acted in good faith. The AIMCO Operating
partnership's agreement of limited partner-       Partnership Agreement provides for
ship, excepting only acts of malfeasance,         indemnification of AIMCO, or any director or
gross negligence or actual                        officer of AIMCO (in its capacity as the
misrepresentation. In addition, the general       previous general partner of the AIMCO
partner and its affiliates are entitled to        Operating Partnership), the general partner,
indemnification by your partnership for any       any officer or director of general partner
and all acts performed by them which are          or the AIMCO Operating Partnership and such
reasonably within the scope of the authority      other persons as the general partner may
conferred upon them by your partnership's         designate from and against all losses,
agreement of limited partnership or by your       claims, damages, liabilities, joint or
partnership, excepting only acts of mal-          several, expenses (in-

         5628
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

feasance, gross negligence or actual              cluding legal fees), fines, settlements and
misrepresentation; provided, however, that        other amounts incurred in connection with
such indemnity will be paid out of and only       any actions relating to the operations of
to the extent of partnership assets.              the AIMCO Operating Partnership, as set
                                                  forth in the AIMCO Operating Partnership
                                                  Agreement. The Delaware Limited Partnership
                                                  Act provides that subject to the standards
                                                  and restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
owning 75% of the outstanding units may           the business and affairs of the AIMCO
remove the general partner for cause. The         Operating Partnership. The general partner
general partner may not transfer, assign,         may not be removed as general partner of the
sell, withdraw or otherwise dispose of its        AIMCO Operating Partnership by the OP
interest unless it obtains the prior written      Unitholders with or without cause. Under the
consent of those persons owning more than         AIMCO Operating Partnership Agreement, the
50% of the units and satisfies other              general partner may, in its sole discretion,
conditions set forth in your partnership's        prevent a transferee of an OP Unit from
agreement of limited partnership. Such con-       becoming a substituted limited partner
sent is also necessary for the approval of a      pursuant to the AIMCO Operating Partnership
new general partner. A limited partner may        Agreement. The general partner may exercise
not transfer his interests without the            this right of approval to deter, delay or
written consent of the general partner which      hamper attempts by persons to acquire a
may be withheld at the sole discretion of         controlling interest in the AIMCO Operating
the general partner.                              Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the general         set forth in the AIMCO Operating Partnership
partner to change the name and location of        Agreement, whereby the general partner may,
the principal place of business of your           without the consent of the OP Unitholders,
partnership, change the name or the               amend the AIMCO Operating Partnership
residence of a partner, substitute a limited      Agreement, amendments to the AIMCO Operating
partner, correct an error in your                 Partnership Agreement require the consent of
partnership's agreement of limited                the holders of a majority of the
partnership and as required by law. Amend-

         5629
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

ments of specified provisions of your             outstanding Common OP Units, excluding AIMCO
partnership's agreement of limited                and certain other limited exclusions (a
partnership may be made only with the prior       "Majority in Interest"). Amendments to the
written consent of all partners. Other            AIMCO Operating Partnership Agreement may be
amendments must be approved by the limited        proposed by the general partner or by
partners owning 75% of the outstanding            holders of a Majority in Interest. Following
units.                                            such proposal, the general partner will
                                                  submit any proposed amendment to the OP
                                                  Unitholders. The general partner will seek
                                                  the written consent of the OP Unitholders on
                                                  the proposed amendment or will call a
                                                  meeting to vote thereon. See "Description of
                                                  OP Units -- Amendment of the AIMCO Operating
                                                  Partnership Agreement" in the accompanying
                                                  Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives $6,000 annually and may receive          its capacity as general partner of the AIMCO
other fees for additional services.               Operating Partnership. In addition, the
Moreover, the general partner or certain          AIMCO Operating Partnership is responsible
affiliates may be entitled to compensation        for all expenses incurred relating to the
for additional services rendered.                 AIMCO Operating Partnership's ownership of
                                                  its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, limited partners are         gross negligence, no OP Unitholder has
not subject to assessment nor personally          personal liability for the AIMCO Operating
liable for any of the debts or obligations        Partnership's debts and obligations, and
of your partnership or any of losses of your      liability of the OP Unitholders for the
partnership beyond its obligations to             AIMCO Operating Partnership's debts and
contribute to the capital of your                 obligations is generally limited to the
partnership as specified in your                  amount of their investment in the AIMCO
partnership's agreement of limited                Operating Partnership. However, the
partnership and as otherwise provided by          limitations on the liability of limited
law.                                              partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agree-

         5630
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ment constituted participation in the
                                                  "control" of the AIMCO Operating
                                                  Partnership's business, then a holder of OP
                                                  Units could be held liable under certain
                                                  circumstances for the AIMCO Operating
                                                  Partnership's obligations to the same extent
                                                  as the general partner.



                                Fiduciary Duties


In general, your partnership's agreement of       Unless otherwise provided for in the
limited partnership and the AIMCO Operating       relevant partnership agreement, Delaware law
Partnership Agreement have limitations on         generally requires a general partner of a
the liability of the general partner but          Delaware limited partnership to adhere to
such limitations differ in terms and provide      fiduciary duty standards under which it owes
more protection for the general partner of        its limited partners the highest duties of
the AIMCO Operating Partnership. Under your       good faith, fairness and loyalty and which
partnership's agreement of limited                generally prohibit such general partner from
partnership, the general partner must manage      taking any action or engaging in any
and control the affairs of your partnership       transaction as to which it has a conflict of
to the best of its ability and must exercise      interest. The AIMCO Operating Partnership
good faith in carrying out the business of        Agreement expressly authorizes the general
your partnership as set forth in your             partner to enter into, on behalf of the
partnership's agreement of limited                AIMCO Operating Partnership, a right of
partnership. The general partner must devote      first opportunity arrangement and other
such time and attention to the business,          conflict avoidance agreements with various
affairs and operations of your partnership        affiliates of the AIMCO Operating
as may be necessary for the proper                Partnership and the general partner, on such
performance of their duties. However, the         terms as the general partner, in its sole
general partner may engage in or hold             and absolute discretion, believes are
interests in other business ventures of           advisable. The AIMCO Operating Partnership
every kind and description for their own          Agreement expressly limits the liability of
account including, without limitation,            the general partner by providing that the
ventures such as those undertaken by your         general partner, and its officers and
partnership and your partnership and the          directors will not be liable or accountable
partners will have no rights in and to such       in damages to the AIMCO Operating
independent business ventures or the income       Partnership, the limited partners or as-
and profits derived therefrom.                    signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  consti-

         5631
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  tute "passive activities" (unless the AIMCO
                                                  Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refi-

         5632
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                    issue date of the Preferred OP      nances its assets, the net
                                    Units.                              proceeds therefrom generally will
                                                                        be retained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning 75% of the                 the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may remove       as holders of the Common OP       termination of the AIMCO
the general partner for           Units. See "Description of        Operating Partnership
cause and amend your              OP Units" in the accompany-       Agreement and certain
partnership's agreement of        ing Prospectus. So long as        transactions such as the
limited partnership, subject      any Preferred OP Units are        institution of bankruptcy
to certain limitations which      outstanding, in addition to       proceedings, an assignment
require the approval of all       any other vote or consent of      for the benefit of creditors
of the limited partners in        partners required by law or       and certain transfers by the
order to amend of certain         by the AIMCO Operating            general partner of its
provisions of your                Partnership Agreement, the        interest in the AIMCO
partnership's agreement of        affirmative vote or consent       Operating Partnership or the
limited partnership. The          of holders of at least 50%        admission of a successor
consent of the limited part-      of the outstanding Preferred      general partner.
ners owning a majority of         OP Units will be necessary
the outstanding units are         for effecting any amendment       Under the AIMCO Operating
necessary to admit a new          of any of the provisions of       Partnership Agreement, the
general partner. In order         the Partnership Unit              general partner has the
for your partnership to dis-      Designation of the Preferred      power to effect the
solve prior to the expiation      OP Units that materially and      acquisition, sale, transfer,
of its term all limited           adversely affects the rights      exchange or other
partners must consent.            or preferences of the             disposition of any assets of
                                  holders of the Preferred OP       the AIMCO Operating
The general partner may           Units. The creation or            Partnership (including, but
cause the dissolution of          issuance of any class or          not limited to, the exercise
your partnership by retiring      series of partnership units,      or grant of any conversion,
unless the remaining general      including, without                option, privilege or
partner continues your            limitation, any partner-          subscription right or any
partnership or, if there is       ship units that may have          other right available in
no remaining general              rights senior or superior to      connection with any assets
partner, the limited              the Preferred OP Units,           at any time held by the
partners owning more the 50%      shall not be deemed to            AIMCO Operating Partnership)
of the then outstanding           materially adversely affect       or the merger,
units elect a new general         the rights or preferences of      consolidation,
partner who decides to            the holders of Preferred OP       reorganization or other
continue your partnership         Units. With respect to the        combination of the AIMCO
with the approval of the          exercise of the above             Operating Partnership with
limited partners owning more      described voting rights,          or into another entity, all
than 50% of the then              each Preferred OP Units           without the consent of the
outstanding units.                shall have one (1) vote per       OP Unitholders.
                                  Preferred OP Unit.
In general, you have greater                                        The general partner may
voting rights in your                                               cause the dissolution of the
partnership than you will                                           AIMCO
have as an

         5633
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

OP Unitholder. OP                                                   Operating Partnership by an
Unitholders cannot remove                                           "event of withdrawal," as
the general partner of the                                          defined in the Delaware
AIMCO Operating Partnership.                                        Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Your          quarterly cash distributions      to distribute quarterly all,
partnership may, but is not       at the rate of $0.50 per          or such portion as the
obligated to, make current        Preferred OP Unit; provided,      general partner may in its
distributions out of its          however, that at any time         sole and absolute discretion
cash funds as the general         and from time to time on or       determine, of Available Cash
partner may, in its discre-       after the fifth anniversary       (as defined in the AIMCO
tion, determine. The              of the issue date of the          Operating Partnership
distributions payable to the      Preferred OP Units, the           Agreement) generated by the
partners are not fixed in         AIMCO Operating Partnership       AIMCO Operating Partnership
amount and depend upon the        may adjust the annual             during such quarter to the
operating results and net         distribution rate on the          general partner, the special
sales or refinancing              Preferred OP Units to the         limited partner and the
proceeds available from the       lower of (i) 2.00% plus the       holders of Common OP Units
disposition of your part-         annual interest rate then         on the record date es-
nership's assets.                 applicable to U.S. Treasury       tablished by the general
                                  notes with a maturity of          partner with respect to such
                                  five years, and (ii) the          quarter, in accordance with
                                  annual dividend rate on the       their respective
                                  most recently issued AIMCO

         5634
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  non-convertible preferred         interests in the AIMCO
                                  stock which ranks on a            Operating Partnership on
                                  parity with its Class H           such record date. Holders of
                                  Cumulative Preferred Stock.       any other Preferred OP Units
                                  Such distributions will be        issued in the future may
                                  cumulative from the date of       have priority over the
                                  original issue. Holders of        general partner, the special
                                  Preferred OP Units will not       limited partner and holders
                                  be entitled to receive any        of Common OP Units with
                                  distributions in excess of        respect to distributions of
                                  cumulative distributions on       Available Cash,
                                  the Preferred OP Units. No        distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for qualifying as a REIT
                                  and no other distribution of      under the Code and the
                                  cash or other property may        Treasury Regulations and
                                  be declared or made,              (ii) avoid any Federal
                                  directly or indirectly, by        income or excise tax
                                  the AIMCO Operating               liability of AIMCO. See
                                  Partnership with respect to       "Description of OP
                                  any Junior Units (as de-          Units -- Distributions" in
                                  fined below), nor shall any       the accompanying Prospectus.
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."

         5635
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and be substituted as      and the Preferred OP Units        Operating Partnership
a limited partner by such         are not listed on any             Agreement restricts the
person if: (1) the interest       securities exchange. The          transferability of the OP
being acquired by the             Preferred OP Units are            Units. Until the expiration
assignee consists of an           subject to restrictions on        of one year from the date on
integral multiple of half         transfer as set forth in the      which an OP Unitholder
units, (2) a written assign-      AIMCO Operating Partnership       acquired OP Units, subject
ment has been duly executed       Agreement.                        to certain exceptions, such
and acknowledged by the                                             OP Unitholder may not
assignor and assignee, (3)        Pursuant to the AIMCO             transfer all or any por-
the written approval of the       Operating Partnership             tion of its OP Units to any
general partner which may be      Agreement, until the              transferee without the
withheld in the sole and          expiration of one year from       consent of the general
absolute discretion of the        the date on which a holder        partner, which consent may
general partner has been          of Preferred OP Units             be withheld in its sole and
granted, (4) the assignor or      acquired Preferred OP Units,      absolute discretion. After
the assignee pays a transfer      subject to certain                the expiration of one year,
fee, (5) the transfer will        exceptions, such holder of        such OP Unitholder has the
not result in a termination       Preferred OP Units may not        right to transfer all or any
of your partnership for tax       transfer all or any portion       portion of its OP Units to
purposes and (6) the              of its Preferred OP Units to      any person, subject to the
assignor and assignee have        any transferee without the        satisfaction of certain con-
complied with such other          consent of the general            ditions specified in the
conditions as set forth in        partner, which consent may        AIMCO Operating Partnership
your partnership's agreement      be withheld in its sole and       Agreement, including the
of limited partnership.           absolute discretion. After        general partner's right of
There are no redemption           the expiration of one year,       first refusal. See
rights associated with your       such holders of Preferred OP      "Description of OP Units --
units.                            Units has the right to            Transfers and Withdrawals"
                                  transfer all or any portion       in the accompanying
                                  of its Preferred OP Units to      Prospectus.
                                  any person, subject to the
                                  satisfaction of certain           After the first anniversary
                                  conditions specified in the       of becoming a holder of
                                  AIMCO Operating Partner-          Common OP Units, an OP
                                  ship Agreement, including         Unitholder has the right,
                                  the general partner's right       subject to the terms and
                                  of first refusal.                 conditions of the AIMCO
                                                                    Operating Partnership
                                  After a one-year holding          Agreement, to require the
                                  period, a holder may redeem       AIMCO Operating Partnership
                                  Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered                 on the ownership of Class A
                                                                    Common

         5636
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  for redemption, or (iii) for      Stock imposed under AIMCO's
                                  Preferred OP Units redeemed       charter and the transfer
                                  after a two-year holding          restrictions and other
                                  period, a number of shares        limitations thereof, elect
                                  of Class I Preferred Stock        to cause AIMCO to acquire
                                  of AIMCO that pay an              some or all of the ten-
                                  aggregate amount of               dered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         5637

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         5638

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         5639

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         5640

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         5641


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         5642


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK




         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK



                              Nature of Investment




The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         5643

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         5644

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         5645

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         5646

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $28,641 in 1996, $25,249 in 1997 and $26,283 in 1998. The property manager received management fees of $47,212 in 1996, $23,711 in 1997 and $48,678 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         5647

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $94,656 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         5648

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.

         5649

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Balance Sheet -- as of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................  F-3
Condensed Statements of Cash Flows -- for the nine months
  ended September 30, 1998 and 1997 (unaudited).............  F-4
Note A -- Basis of Presentation.............................  F-5
Balance Sheet as of December 31, 1997 and 1996
  (unaudited)...............................................  F-7
Statements of Operations -- for the years ended December 31,
  1997 and 1996 (unaudited).................................  F-8
Statements of Cash Flows -- for the years ended December 31,
  1997 and 1996 (unaudited).................................  F-9
Notes to Financial Statements...............................  F-10

         5650


                      WALKER SPRINGS, LIMITED PARTNERSHIP



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



ASSETS

Cash and cash equivalents...................................                $  131,987
Other assets................................................                   249,539
Investment property
  Land......................................................  $   134,400
  Building and related personal property....................    4,447,913
                                                              -----------
                                                                4,582,313
  Less: Accumulated depreciation............................   (2,882,066)   1,700,247
                                                              -----------   ----------
          Total assets......................................                $2,081,773
                                                                            ==========

LIABILITIES AND PARTNERS' CAPITAL
Other accrued liabilities...................................                $   58,739
Notes payable...............................................                 2,509,993
          Partners' deficit.................................                  (486,959)
                                                                            ----------
          Total liabilities and partners' deficit...........                $2,081,773
                                                                            ==========



                             See accompanying note.

         5651


                      WALKER SPRINGS, LIMITED PARTNERSHIP



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                1998            1997
                                                              --------        --------
Revenues:
  Rental income.............................................  $676,237        $645,172
  Other income..............................................    43,108          39,823
                                                              --------        --------
          Total revenues....................................   719,345         684,995
Expenses:
  Operating expenses........................................   447,081         366,346
  Depreciation expense......................................   150,023         149,835
  Interest expense..........................................   175,236         179,742
  Property tax expense......................................    37,031          42,551
                                                              --------        --------
          Total expenses....................................   809,371         738,474
          Net income........................................  $(90,026)       $(53,479)
                                                              ========        ========



                             See accompanying note.

         5652


                      WALKER SPRINGS, LIMITED PARTNERSHIP



                 CONDENSED STATEMENT OF CASH FLOWS -- UNAUDITED



                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1998          1997
                                                              --------      --------
Operating activities:
  Net income................................................  $(90,026)     $(53,479)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities.......................
  Depreciation and amortization.............................   150,023       149,835
  Changes in accounts:
     Receivables and deposits and other assets..............     9,859         6,823
     Accounts payable and accrued expenses..................   (15,269)       (2,079)
                                                              --------      --------
          Net cash provided by (used in) operating
            activities......................................    54,587       101,100
                                                              --------      --------
Investing activities:
Property improvements and replacements......................   (63,566)      (82,284)
                                                              --------      --------
Net cash provided by (used in) investing activities.........   (63,566)      (82,284)
                                                              --------      --------
Financing activities:
  Payments on mortgage......................................   (47,657)      (41,478)
  Partners' distributions...................................       310         2,644
  Net cash provided by (used in) financing activities.......   (47,347)      (38,834)
                                                              --------      --------
  Net increase (decrease) in cash and cash equivalents......   (56,326)      (20,018)
  Cash and cash equivalents at beginning of year............   188,313       133,047
                                                              --------      --------
  Cash and cash equivalents at end of period................  $131,987      $113,029
                                                              ========      ========



                             See accompanying note.

         5653


                            WALKER SPRINGS, LIMITED



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Walker Springs, Limited as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         5654


                            WALKER SPRINGS, LIMITED



                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996


                                  (UNAUDITED)

         5655


                            WALKER SPRINGS, LIMITED



                                 BALANCE SHEET


                                  (UNAUDITED)



                                     ASSETS



                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Cash and cash equivalents...................................  $   101,015    $   116,072
Receivables and deposits....................................       87,298         75,754
Restricted escrows (Note B).................................      177,053        169,775
Other assets................................................       82,345         91,862
Investment properties (Note C):
  Land......................................................      134,400        134,400
  Buildings and related personal property...................    4,384,656      4,301,436
                                                              -----------    -----------
                                                                4,519,056      4,435,836
  Less accumulated depreciation.............................   (2,732,352)    (2,530,702)
                                                              -----------    -----------
                                                                1,786,704      1,905,134
                                                              -----------    -----------
                                                              $ 2,234,415    $ 2,358,597
                                                              ===========    ===========

LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................  $    34,579    $    18,542
  Tenant security deposit liabilities.......................       18,325         16,975
  Other liabilities.........................................       21,104         19,418
  Mortgage notes payable (Note C)...........................    2,557,650      2,614,245
Partners' deficit...........................................     (397,243)      (310,583)
                                                              -----------    -----------
                                                              $ 2,234,415    $ 2,358,597
                                                              ===========    ===========



                 See Accompanying Notes to Financial Statements

         5656


                            WALKER SPRINGS, LIMITED



            STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' DEFICIT


                                  (UNAUDITED)



                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $  899,815    $  877,481
  Other income..............................................      49,016        73,640
                                                              ----------    ----------
          Total revenues....................................     948,831       951,121
                                                              ----------    ----------
Expenses:
  Operating (Note D)........................................     507,200       479,494
  General and administrative (Note D).......................      30,488        31,692
  Depreciation..............................................     201,650       196,520
  Interest..................................................     241,853       246,583
  Property taxes............................................      54,300        54,195
                                                              ----------    ----------
          Total expenses....................................   1,035,491     1,008,484
                                                              ----------    ----------
Net loss....................................................     (86,660)      (57,363)
Partners' deficit at beginning of year......................    (310,583)     (253,220)
                                                              ----------    ----------
Partners' deficit at end of year............................  $ (387,243)   $ (310,583)
                                                              ==========    ==========



                 See Accompanying Notes to Financial Statements

         5657


                            WALKER SPRINGS, LIMITED



                            STATEMENT OF CASH FLOWS


                                  (UNAUDITED)



                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Cash flows from operating activities:
  Net loss..................................................   $(86,660)     $(57,363)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................    201,650       196,520
     Amortization of discounts and loan costs...............     35,584        34,692
     Change in accounts:
       Receivables and deposits.............................    (11,544)       20,820
       Other assets.........................................     (5,589)           --
       Accounts payable.....................................     16,037         6,052
       Tenant security deposit liabilities..................      1,350        (1,000)
       Other liabilities....................................      1,686           300
                                                               --------      --------
          Net cash provided by operating activities.........    152,514       200,021
                                                               --------      --------
Cash flows from investing activities:
  Property improvements and replacements....................    (83,220)      (95,017)
  Net deposits to restricted escrows........................     (7,278)       11,381
                                                               --------      --------
          Net cash used in investing activities.............    (90,498)      (83,636)
                                                               --------      --------
Cash flows from financing activities:
  Payments on mortgage notes payable........................    (77,073)      (71,450)
                                                               --------      --------
          Net cash used in financing activities.............    (77,073)      (71,450)
                                                               --------      --------
Net (decrease) increase in cash and cash equivalents........    (15,057)       44,935
Cash and cash equivalents at beginning of year..............    116,072        71,137
                                                               --------      --------
Cash and cash equivalents at end of year....................   $101,015      $116,072
                                                               ========      ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................   $206,269      $211,891
                                                               ========      ========



                 See Accompanying Notes to Financial Statements

         5658


                            WALKER SPRINGS, LIMITED



                         NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996


                                  (UNAUDITED)



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Walker Springs, Limited (the "Partnership") was organized as a limited partnership under the laws of the State of Tennessee pursuant to a Limited Partnership Agreement and Certificate of Limited Partnership dated May 13, 1982. The Partnership owns and operates a 168 unit apartment complex, Walker Springs Apartments, in Knoxville, Tennessee.



     The Partnership's Managing General Partner is Davidson Properties, an affiliate of Insignia Financial Group, Inc. ("Insignia"). The property is managed by Insignia Residential Group, an affiliate of Insignia.



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.



  Income Taxes



     On the basis of Treasury Regulations, the general partners believe that the Partnership will be classified as a partnership for Federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Partnership. Taxable income or loss and cash distributions of the Partnership are allocated in accordance with the partnership agreement and the Internal Revenue Code and are reportable in the income tax returns of its partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



  Depreciation



     Depreciation is computed principally by use of the straight-line method based upon the estimated useful lives of various classes of assets; buildings are depreciated over 25 years and personal property assets are depreciated over a 5 to 15 year period.



  Other Assets



     Other assets at December 31, 1997 and 1996 include deferred loan costs of $74,257 and $89,362, respectively, which are amortized over the term of the related borrowing. They are shown net of accumulated amortization.



  Cash and Cash Equivalents



     For purposes of reporting cash flows, the Partnership considers unrestricted cash and unrestricted highly liquid investments, with an original maturity of three months or less when purchased, to be cash and cash equivalents.

         5659

                            WALKER SPRINGS, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.



NOTE B -- RESTRICTED ESCROWS



     Restricted escrow deposits at December 31, 1997 and 1996 were $177,053 and $169,775, respectively, and consist of a reserve escrow established with a portion of the proceeds of the loan. The funds are used for certain repair work, debt service, expenses and property taxes or insurance. The funds in the reserve escrow exceed the minimum balance required to be maintained by the lender during the term of the loan.



NOTE C -- MORTGAGE NOTES PAYABLE



     Mortgage notes payable at December 31, 1997 and 1996 consist of the following:



                                                                 1997          1996
                                                              ----------    ----------
First mortgage note payable in monthly installments of
  $23,040, including interest at 7.60%, due November 2002;
  collateralized by land and buildings......................  $2,581,827    $2,658,900
Second mortgage note payable in interest only monthly
  installments of $572, at a rate of 7.60%, with principal
  due November 2002; collateralized by land and buildings...      90,284        90,284
                                                              ----------    ----------
Principal balance at year end...............................   2,672,111     2,749,184
Less unamortized discount...................................    (114,461)     (134,939)
                                                              ----------    ----------
                                                              $2,557,650    $2,614,245
                                                              ==========    ==========



     Scheduled principal payments of the mortgage notes during the years subsequent to December 31, 1997 are as follows:



1998.....................................................  $   83,139
1999.....................................................      89,683
2000.....................................................      96,741
2001.....................................................     104,355
2002.....................................................   2,298,193
                                                           ----------
                                                           $2,672,111
                                                           ==========



     The principal balance of the mortgage notes may be prepaid in whole upon payment of a penalty of the greater of one percent of the unpaid principal balance at the time of prepayment or the present value of the excess of interest which would be incurred at the stated rate under the notes over the interest which would be incurred at the Treasury constant maturity for U.S. Government obligations.



NOTE D -- TRANSACTIONS WITH AFFILIATED PARTIES



     The Partnership has no administrative or management employees and is dependent on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership is obligated to pay a property management fee equal to 5% of gross monthly collections. In addition to the management fee, the partnership agreement provides for payments to affiliates of a partnership administration fee and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

         5660

                            WALKER SPRINGS, LIMITED



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



     Transactions with the Managing General Partner and its affiliates are as follows:



                                                    1997       1996
               TYPE OF TRANSACTION                 AMOUNT     AMOUNT
               -------------------                 -------    -------
Management fee...................................  $47,212    $46,478
Partnership administration fee...................  $ 5,500    $ 6,000
Reimbursement for services of affiliates.........  $19,749    $20,519
Construction oversight costs.....................  $    --    $ 2,122

         5661


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP

         5662

Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for

         5663

4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country

         5664

Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997; (xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997, (xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         5665

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         5666

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

         5667

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The

         5668

     combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         5669

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         5670

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         5671

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan;

         5672

            (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of

         5673

            $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

         5674

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro

         5675

       forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         5676

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5677

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5678

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         5679

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5680

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         5681

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         5682

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         5683

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5684

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5685

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5686


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         5687

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         5688


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         5689


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         5690


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         5691


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5692


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         5693

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         5694


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         5695


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5696


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         5697


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         5698


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         5699


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========
                                  LIABILITIES AND PARTNERS' CAPITAL
Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         5700


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         5701


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005



(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.

         5702


(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)



(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5703


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)



(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.

         5704


(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)



(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5705


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         5706

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5707


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         5708

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5709

                                                                      APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION



AIMCO Properties, L.P.

1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  WALKER SPRINGS, LIMITED PARTNERSHIP


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of WALKER SPRINGS, LIMITED PARTNERSHIP (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $7,971 in cash, or 206.25 Common OP Units of the Purchaser, or 319 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         5710

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP

         5711

Units or Common OP Units if the Offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         5712

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a B.A. from Harvard College, a J.D. from
                                       Harvard Law School and is admitted as a member of the
                                       Massachusetts Bar.

         5713


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was a partner in the law firm of Skadden, Arps, Slate,
                                       Meagher & Flom LLP from 1989 to 1998 and was Managing
                                       Partner of the firm's

         5714


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Brussels, Budapest and Moscow offices from 1992 through
                                       1994. Mr. Foye is also Deputy Chairman of the Long Island
                                       Power Authority and serves as a member of the New York State
                                       Privatization Council. He received a B.A. from Fordham
                                       College and a J.D. from Fordham University Law School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association and the Apartment Association
                                       of Metro Denver. Mr. Ira received a B.S. from Metropolitan
                                       State College in 1975.

         5715

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services,
                                       hydrocarbon and engineering industries.

         5716

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         5717

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         5718


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                    Wingfield Investors Limited Partnership

                        in exchange for your choice of:

           572.75 of our 8.0% Class Two Partnership Preferred Units;


                   370.25 of our Partnership Common Units; or


                                $14,318 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $14,318 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         5719

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Wingfield
    Investors Limited Partnership..............    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25



                                                  PAGE
                                                  -----
    Litigation Associated with Partnership
      Acquisitions.............................    S-25
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-39
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-45
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-53
  Terms of the Offer; Expiration Date..........    S-53
  Acceptance for Payment and Payment for
    Units......................................    S-53
  Procedure for Tendering Units................    S-54
  Withdrawal Rights............................    S-57

         5720


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-57
  Proration....................................    S-58
  Fractional OP Units..........................    S-58
  Future Plans of the AIMCO Operating
    Partnership................................    S-58
  Voting by the AIMCO Operating Partnership....    S-59
  Dissenters' Rights...........................    S-59
  Conditions of the Offer......................    S-59
  Effects of the Offer.........................    S-62
  Certain Legal Matters........................    S-62
  Fees and Expenses............................    S-64
  Accounting Treatment.........................    S-64
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-65
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-65
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-66
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-66
  Disguised Sale Treatment.....................    S-66
  Adjusted Tax Basis...........................    S-67
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-67
  Passive Activity Losses......................    S-67
  Tax Reporting................................    S-68
  Foreign Offerees.............................    S-68
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-68
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-70
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-83
  General......................................    S-83
  Ranking......................................    S-83



                                                  PAGE
                                                  -----
  Distributions................................    S-83
  Allocation...................................    S-84
  Liquidation Preference.......................    S-84
  Redemption...................................    S-85
  Voting Rights................................    S-85
  Restrictions on Transfer.....................    S-86
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-86
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-88
CONFLICTS OF INTEREST..........................    S-92
  Conflicts of Interest with Respect to the
    Offer......................................    S-92
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-92
  Competition Among Properties.................    S-92
  Features Discouraging Potential Takeovers....    S-92
  Future Exchange Offers.......................    S-92
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-93
LEGAL MATTERS..................................    S-94
EXPERTS........................................    S-94
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         5721

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, United Investors Real Estate Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,389,000, less approximately $110,250 of deferred maintenance. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         5722


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         5723


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2020 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $1,145.50 per year on the number of Preferred OP Units, or distributions of $925.63 per year on the number of Common OP Units, that you would receive in exchange for each of your

         5724


partnership's units. During 1998, your partnership paid cash distributions of $1,188 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         5725

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



BACKGROUND AND REASONS FOR THE OFFER


  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.

         5726


     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October 2003. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.

         5727


     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $1,188 per unit for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,145.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $1,188 per unit for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $925.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

         5728


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         5729

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.80% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   356,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of your partnership property................  $ 3,389,000
Plus: Cash and cash equivalents.............................       96,654
Plus: Other partnership assets, net of security deposits....      138,138
Less: Mortgage debt, including accrued interest.............   (2,533,335)
Less: Accounts payable and accrued expenses.................      (54,020)
Less: Other liabilities.....................................      (25,546)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,010,891
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (110,250)
Less: Closing costs.........................................      (84,725)
                                                              -----------
Estimated net valuation of your partnership.................      815,916
Percentage of estimated net valuation allocated to holders
  of units..................................................        87.74%
                                                              -----------
Estimated net valuation of units............................      715,916
          Total number of units.............................         50.0
                                                              -----------
Estimated valuation per unit................................       14,318
                                                              ===========
Cash consideration per unit.................................  $    14,318
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $14,318 by the $25 liquidation preference of each Preferred OP Unit to get 572.75 Preferred OP Units per unit.

         5730


     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $14,318 by a price of $38.69 to get 370.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.


FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $14,318
Partnership Preferred Units.................................  $14,318
Partnership Common Units....................................  $14,318
Alternatives:
                                                                  Not
  Prices on secondary market................................  available
  Estimated liquidation proceeds............................  $14,318
  Estimated going concern value.............................  $12,133
  Net book value (deficit)..................................  $(3,879)


STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and

         5731

qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Wingfield Investors Limited Partnership is a Kansas limited partnership which was formed on January 25, 1990 for the purpose of owning and operating a single property located in Olathe, Kansas, known as "Wingfield Apartments." Your partnership property consists of 131 units and was built in 1982. Your partnership has no employees. As of September 30, 1998, there were 50 units of limited partnership interest issued and outstanding, which were held of record by 42 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $1,010,350 of limited partnership units in 1990. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $5,984.94 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Your partnership will terminate on December 31, 2020, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,339,518, payable to FNMA, which bears interest at the rate of 7.83%. The mortgage debt is due on October 2003. Your partnership also has a second mortgage note outstanding of $79,560, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         5732

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 572.75 of our Class Two Partnership Preferred Units;



     - 370.25 of our Partnership Common Units; or



     - $14,318 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 50 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 572.75 Preferred OP Units, 370.25 Common OP Units, or $14,318 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         5733

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         5734


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $14,318 in cash, 572.75 Preferred OP Units or 370.25 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         5735


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $14,318.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $9,860 for the fiscal year ended December 31, 1998. The property manager received management fees of $41,443 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $178,975 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         5736

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         5737

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         5738

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         5739


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         5740


    SUMMARY FINANCIAL INFORMATION OF WINGFIELD INVESTORS LIMITED PARTNERSHIP



     The summary financial information of Wingfield Investors Limited Partnership for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Wingfield Investors Limited Partnership for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" included herein. See "Index to Financial Statements."



                    WINGFIELD INVESTORS LIMITED PARTNERSHIP



                                             FOR THE NINE
                                                MONTHS
                                                 ENDED
                                             SEPTEMBER 30,                  FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------   --------------------------------------------------------
                                            1998       1997       1997        1996         1995        1994       1993
                                          --------   --------   ---------   ---------   ----------   --------   --------
OPERATING DATA:
  Total Revenues........................  $624,446   $598,630   $ 796,920   $ 748,276   $  695,115   $680,521   $663,050
  Net Income/(Loss).....................    12,568     47,321      17,631     (19,745)     (77,467)     2,872    (17,387)
  Net Income per limited partnership
    unit................................    248.85     936.96      349.09     (390.95)   (1,533.85)     56.87     (1,688)
  Distributions per limited partnership
    unit................................    891.00     900.00    1,200.00    1,197.00     1,200.00   1,200.00   8,789.30
  Distributions per limited partnership
    unit (which represent a return of
    capital)............................        --         --          --          --           --         --         --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $    95,610   $   139,059   $   141,355   $   213,697   $   319,742   $   330,019       310,516
  Real Estate, Net of
    Accumulated Depreciation...    2,004,513     2,060,014     2,039,214     2,045,296     2,117,722     2,162,869     2,238,807
  Total Assets.................    2,331,791     2,434,770     2,392,635     2,469,371     2,656,268     2,730,163     2,796,406
  Notes Payable................    2,473,220     2,511,149     2,498,987     2,526,425     2,551,728     2,575,063     2,596,580
General Partners' Capital/
  (Deficit)....................      (22,720)      (21,948)      (22,396)      (21,966)      (21,164)      (19,783)      (19,206)
Limited Partners' Capital/
  (Deficit)....................     (204,056)     (128,154)     (171,547)     (129,003)      (49,607)       87,085       144,242
Partners' Capital/(Deficit)....     (226,376)     (149,102)     (193,943)     (150,969)      (70,771)       67,302       125,036
Total Distributions............       45,000        45,454        60,605        60,453        60,606        60,606       443,904
Book value per limited
  partnership unit.............    (4,073.12)    (2,543.08)    (3,430.94)    (2,580.08)      (992.14)     1,741.70            --
Net increase (decrease) in cash
  and cash equivalents.........      (43,449)      (74,638)      (72,342)     (106,045)      (10,277)       19,503       162,516
Net cash provided by operating
  activities...................       84,940        90,238       124,000        12,459       144,077       148,758           168
Ratio of earnings to fixed
  charges......................       1.08/1        1.32/1        1.08/1        0.91/1        0.65/1        1.01/1        0.91/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO           WINGFIELD
                                                               OPERATING     INVESTORS LIMITED
                                                              PARTNERSHIP       PARTNERSHIP
                                                              ------------   -----------------
                                                               YEAR ENDED       YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1998
                                                              ------------   -----------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $  925.63          $1,188
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................    1,145.50           1,188

         5741

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         5742

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $3,389,000 less approximately $110,250 of deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         5743


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         5744


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2020 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         5745


is equivalent to distributions of $1,145.50 per year on the number of Preferred OP Units, or distributions of $925.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of $1,188 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

         5746

holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.

         5747


                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.00% interest, consisting of a 0% limited partnership interest and a 1.00% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         5748


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

         5749

ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has decreased from $47,000 for the nine months ended September 30, 1997, to $13,000 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October 2003. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing your partnership's property; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger

         5750


would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require the consent of a majority in interest of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's property, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's property, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.

         5751


     - Preferred Quarterly Distributions. Your partnership paid distributions of $1,188 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,145.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $1,188 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $925.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true

         5752


       value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.80% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate resulting in a final capitalization rate of 10.50%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We

         5753

       divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Wingfield Investors Limited Partnership         $355,858             10.50%         $3,389,000
                                                                                    ----------


---------------


     (1) The total net operating income is equal to total revenues of $792,587, less total expenses of $397,429 and recurring replacement costs of $39,300.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $815,916. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.



     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 87.74% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.



Net operating income........................................  $   356,000
Capitalization rate.........................................        10.50%
                                                              -----------
Gross valuation of partnership properties...................    3,389,000
Plus: Cash and cash equivalents.............................       96,654
Plus: Other partnership assets, net of security deposits....      138,138
Less: Mortgage debt, including accrued interest.............   (2,533,335)
Less: Accounts payable and accrued expenses.................      (54,020)
Less: Other liabilities.....................................      (25,546)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,010,891
Less: Disposition fees......................................            0
Less: Extraordinary capital expenditures for deferred
  maintenance...............................................     (110,250)
Less: Closing costs.........................................      (84,725)
                                                              -----------
Estimated net valuation of your partnership.................      815,916
Percentage of estimated net valuation allocated to holders
  of units..................................................        87.74%
                                                              -----------
Estimated net valuation of units............................      715,916
          Total number of units.............................         50.0
                                                              -----------
Estimated valuation per unit................................       14,318
                                                              ===========
Cash consideration per unit.................................       14,318
                                                              ===========



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $14,318 by the $25 liquidation preference of each Preferred OP Unit to get 572.75 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $14,318 by a price of $38.69 to get 370.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         5754


     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $815,916 or 0.14% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $47,000 for the nine months ended September 30, 1997 to $13,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

         5755

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $14,318, based on a total estimated value of your partnership's property of $3,389,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $1,145.50 per year on the number of Preferred OP Units, or distributions of $925.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $1,188. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your

         5756

units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         5757


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until 2020, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                --------
Cash offer price............................................    $14,318
Partnership preferred units.................................     14,318(1)
Partnership common units....................................     14,318(1)
Alternatives:
                                                                    Not
  Prices on secondary market................................    available
  Estimated liquidation proceeds............................    $14,318
  Estimated going concern value.............................    $12,133
  Net book value (deficit)..................................    $(3,879)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



  Prices on Secondary Market



     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

         5758

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $12,133 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $193,943 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $15,366 per unit, going concern value of $11,442 per unit and liquidation value of $13,688 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value

         5759


per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $1,048, $(2,876) and $(630). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 87.74% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

         5760

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $ 832,817
Operating Expenses..........................................   (434,424)
Replacement Reserves -- Net.................................    (51,482)
Debt Service................................................   (231,830)
Capital Expenditures........................................    (42,240)
                                                              ---------
          Net Cash Flow.....................................  $  72,841
                                                              =========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.

         5761

     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.5%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $110,250. Stanger observed that your partnership liquidation value of $815,916 was allocated 87.74% to the limited partners and divided by the total units outstanding of 50 to provide the liquidation value per unit of $14,318.

         5762


     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $356,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $30,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.0%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.0%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 50 to achieve management's estimate of going concern value of $12,133 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $14,318 per unit is equal to management's estimate of liquidation value, and reflects a 18% premium to management's estimate of going concern value of $12,133. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year after the close of this transaction preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that ten day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 10.0%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.5%. Stanger utilized deferred maintenance

         5763


estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately 75% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $15,366, $11,442, and $13,688 representing premiums (discounts) to the offer price of 7%, (20)% and (4.4)%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.


     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with

         5764

respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

         5765

                                YOUR PARTNERSHIP


GENERAL



     Wingfield Investors Limited Partnership, is a Kansas limited partnership which completed a private offering in 1990. Insignia acquired the general partner of your partnership in 1990. AIMCO acquired Insignia in October 1998. There are currently a total of 42 limited partners of your partnership and a total of 50 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on January 25, 1990 for the purpose of owning an apartment property located in Olate, Kansas, known as "Wingfield Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1982 and consists of 131 apartment units. Your partnership's property had an average occupancy rate of approximately 96.06% in 1998, 96.95% in 1997 and 96.95% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $110,250 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, stairwells, and balconies.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $468    $445    $425    $414    $407



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $53,149 of $461,599 of assessed valuation with a current yearly tax rate of 11.51%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 11.74% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2020 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.

         5766


     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to remain strong in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 96% and $495, respectively, at December 31, 1998, compared to 97% and $468, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects this trend to continue in the near future because of improving rental market. In addition, the general partner noted that it expects to spend approximately $110,250 for capital improvements at the property in 1999 to repair the property's roof, stairwells and balconies. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospectus. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,339,518, payable to FNMA, which bears interest at a rate of 7.83%. The mortgage debt is due on October 2003. Your partnership also has a second mortgage note outstanding of $79,560, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend

         5767


funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,010,350 of limited partnership units in 1990 for $20,207 per unit. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 2020, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the doing of any act or the failure to do any act by the general partner, which does not constitute fraud, gross negligence or willful malfeasance as determined by a court of competent jurisdiction, pursuant to the authority granted to it to promote the interests of your partnership, the effect of which causes or results in loss or damage to your partnership, if done in good faith, will not subject the general partner or its affiliates to any liability. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will also indemnify and hold harmless the general partners and their affiliates from any claim, loss, expense, liability, action or damage resulting from any act or omission done in good faith which do not constitute fraud, gross negligence or willful malfeasance as determined by a court of competent jurisdiction pursuant to the authority granted to it to promote the interests of your partnership, including, without limitation, reasonable fees and expenses of attorneys engaged by the general partner in defense of such act or omission and other reasonable costs and expenses of litigation and appeal. All costs and expenses incurred in defending any proceeding or action or otherwise will be advanced by your partnership.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         5768


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $19,850.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $    0         $    0                 $0             $     0
1994...................................   1,212            606                  0              15,000
1995...................................   1,212            606                  0              15,000
1996...................................   1,209            605                  0              14,962
1997...................................   1,212            606                  0              15,000
1998...................................   1,200            600                  0              14,850
          Total........................  $6,045         $3,023                 $0             $74,812


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that no units have been transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1.0% interest in your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         5769


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $10,000
1995........................................................     15,000
1996........................................................     15,756
1997........................................................     15,852
1998........................................................      9,860



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1994........................................................  $34,189
1995........................................................   35,097
1996........................................................   36,670
1997........................................................   39,358
1998........................................................   41,443



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         5770


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP





                                                          WINGFIELD INVESTORS LIMITED PARTNERSHIP
                               ---------------------------------------------------------------------------------------------
                                     SEPTEMBER 30,                                    DECEMBER 31,
                               --------------------------   ----------------------------------------------------------------
                                   1998           1997          1997          1996         1995         1994         1993
                               -------------   ----------   ------------   ----------   ----------   ----------   ----------
Cash and Cash
  Equivalents................   $   95,610     $  139,059    $  141,355    $  213,697   $  319,742   $  330,019   $  310,516
Land & Building..............    2,870,035      2,819,732     2,825,382     2,725,659    2,698,040    2,638,610    2,613,623
Accumulated Depreciation.....     (865,522)      (759,718)     (786,168)     (680,363)    (580,318)    (475,741)    (374,816)
Other Assets.................      231,667        235,697       212,066       210,378      218,804      237,275      247,083
                                ----------     ----------    ----------    ----------   ----------   ----------   ----------
        Total Assets.........   $2,331,790     $2,434,770    $2,392,635    $2,469,371   $2,656,268   $2,730,163   $2,796,406
                                ==========     ==========    ==========    ==========   ==========   ==========   ==========
  Notes Payable..............   $2,473,220     $2,511,149    $2,498,987    $2,526,425   $2,551,728   $2,575,063    2,596,580
Other Liabilities............       84,946         72,723        87,591        93,915      200,614       87,798       74,790
                                ----------     ----------    ----------    ----------   ----------   ----------   ----------
        Total Liabilities....   $2,558,166     $2,583,872    $2,586,578    $2,620,340   $2,727,039   $2,662,861   $2,671,370
                                ----------     ----------    ----------    ----------   ----------   ----------   ----------
  Partners Capital
    (Deficit)................   $ (226,376)    $ (149,102)   $ (193,943)   $ (150,969)  $  (70,771)  $   67,302   $  125,036
                                ==========     ==========    ==========    ==========   ==========   ==========   ==========



                                                        WINGFIELD INVESTORS LIMITED PARTNERSHIP
                           -------------------------------------------------------------------------------------------------
                              FOR THE NINE MONTHS
                                     ENDED                                       FOR THE YEAR ENDED
                                 SEPTEMBER 30,                                      DECEMBER 31,
                           --------------------------   --------------------------------------------------------------------
                               1998           1997          1997          1996         1995         1994           1993
                           -------------   ----------   ------------   ----------   ----------   ----------   --------------
Rental Revenue...........   $  579,408     $  548,407    $  735,927    $  698,941   $  668,454   $  651,491   $      639,690
Other Income.............       45,038         50,223        60,993        49,335       45,445       41,468           28,628
                            ----------     ----------    ----------    ----------   ----------   ----------   --------------
        Total Revenues...   $  624,446     $  598,630    $  796,920    $  748,276   $  713,899   $  692,959   $      668,318
                            ----------     ----------    ----------    ----------   ----------   ----------   --------------
Operating Expenses.......   $  331,862     $  265,332    $  380,613    $  368,500   $  364,948   $  294,965   $      283,002
General &
  Administrative.........       12,168         12,567        24,336        24,110       42,953       37,653           70,973
Depreciation.............       79,355         79,355       105,805       100,045      107,117      100,925           95,897
Interest Expense.........      148,105        150,039       217,248       219,473      221,263      210,229          190,787
Property Taxes...........       40,388         44,016        51,287        55,893       55,085       46,315           45,046
                            ----------     ----------    ----------    ----------   ----------   ----------   --------------
        Total Expenses...   $  611,878     $  551,309    $  779,289    $  768,021   $  791,366   $  690,087   $      685,705
                            ----------     ----------    ----------    ----------   ----------   ----------   --------------
  Net Income (loss)
    before extraordinary
    items................   $   12,568     $   47,321    $   17,631    $  (19,745)  $  (77,467)  $    2,872   $      (17,387)
Extraordinary Items......           --             --            --            --           --           --          (67,883)
                            ----------     ----------    ----------    ----------   ----------   ----------   --------------
  Net Income (loss)......   $   12,568     $   47,321    $   17,631    $  (19,745)  $  (77,467)  $    2,872   $      (85,270)
                            ==========     ==========    ==========    ==========   ==========   ==========   ==============
  Net Income (loss) per
    limited partnership
    unit.................   $   248.85     $   936.96    $   349.09    $  (390.95)  $(1,533.85)  $    56.87   $       (1,688)
                            ==========     ==========    ==========    ==========   ==========   ==========   ==============
Distributions per limited
  partnership unit.......   $   891.00     $   900.00    $ 1,200.00    $ 1,197.00   $ 1,200.00   $ 1,200.00   $     8,789.30
                            ==========     ==========    ==========    ==========   ==========   ==========   ==============

         5771

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                              OF YOUR PARTNERSHIP


OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $13,000 for the nine months ended September 30, 1998, compared to $47,000 for the nine months ended September 30, 1997. The decrease in net income of $34,000 was the result of an increase in operating and other expenses, partially off-set by an increase in revenues. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $624,000 for the nine months ended September 30, 1998, compared to $599,000 for the nine months ended September 30, 1997, an increase of $25,000, or 4.2%. This increase is due primarily to a 4% increase in rental rates, while occupancy remained stable at 94%.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $332,000 for the nine months ended September 30, 1998, compared to $265,000 for the nine months ended September 30, 1997, an increase of $67,000, due primarily to higher maintenance costs, specifically parking lot repairs and landscaping and yard maintenance. Partnership Property management expenses totaled $31,000 for the nine months ended September 30, 1998, compared to $29,000 for the nine months ended September 30, 1997, an increase of $2,000. This increase was primarily the result of the increase in rental revenues, as management fees are calculated based on a percentage of revenue.



     INTEREST EXPENSE



     Interest expense decreased $2,000 to $148,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This decrease is due to a lower mortgage indebtedness, resulting from principal payments made during the period.



     Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     Net Income



     Your partnership recognized net income of $17,631 for the year ended December 31,1997, compared to a net loss of $19,745 for the year ended December 31, 1996. The increase in net income of $37,376 or 189.29% was primarily the result of an increase in revenues detailed in the following paragraphs.



     Revenues



     Rental and other property revenues from the partnership's property totaled $796,920 for the year ended December 31, 1997, compared to $748,276 for the year ended December 31, 1996, an increase of $48,644, or 6.50% due to increased rental rates.

         5772


     Expenses



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $380,613 for the year ended December 31,1997 compared to $368,500 for the year ended December 31, 1996, an increase of $12,113 or 3.29%. Management expenses totaled $39,358 for the year ended December 31, 1997, compared to $36,670 for the year ended December 31, 1996, an increase of $2,688, or 7.33%. This resulted from increased revenues, which the fee is based upon.



     General and Administrative Expenses



     General and administrative expenses totaled $24,336 for the year ended December 31, 1997 compared to $24,110 for the year ended December 31, 1996, an increase of $226 or 0.94%.



     Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $217,248 for the year ended December 31, 1997, compared to $219,473 for the year ended December 31,1996, a decrease of $2,225, or 1.01%.



     Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     Net Income



     Your partnership recognized a net loss of $19,745 for the year ended December 31,1996, compared to a net loss of $77,467 for the year ended December 31, 1995. The increase of $57,722, or 74.51% was primarily the result of increased revenues coupled with a slight decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     Revenues



     Rental and other property revenues from the partnership's property totaled $748,276 for the year ended December 31, 1996, compared to $713,899 for the year ended December 31, 1995, an increase of $34,377, or 4.82%.



     Expenses



     Operating expenses, consisting of, utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $368,500 for the year ended December 31,1996 compared to $364,948 for the year ended December 31, 1995, an increase of $3,552 or 0.97%. Management expenses totaled $36,670 for the year ended December 31, 1996, compared to $35,097 for the year ended December 31, 1995, an increase of $1,573, or 4.48%.



     General and Administrative Expenses



     General and administrative expenses totaled $24,110 for the year ended December 31, 1996 compared to $42,953 for the year ended December 31, 1995, a decrease of $18,843 or 43.87%. The decrease is primarily due to reclassing on the financial statements of certain accounts from general and administrative to Operating. Grouped the same way as in 1995, 1996 general and administrative expense would be $44,367.



     Interest Expense



     Interest expense, which includes the amortization of deferred financing costs, totaled $219,473 for the year ended December 31, 1996, compared to $221,263 for the year ended December 31,1995, a decrease of $1,790, or 0.81%.

         5773


     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $96,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $2,482,000. The mortgage requires monthly payments of approximately $19,319 until October, 2003 at which time a balloon payment of approximately $2,291,239 will be due. The note is collateralized by pledge of land and buildings and has a stated interest rate of 7.83%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         5774

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 50 units of your partnership (up to 12.5 units) for consideration per unit of (i) 572.75 Preferred OP Units, (ii) 370.25 Common OP Units, or (iii) $14,318 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer).


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         5775

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         5776

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         5777

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         5778

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to
         5779

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         5780


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         5781


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         5782

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         5783


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         5784


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         5785


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         5786

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         5787

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         5788


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         5789

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         5790


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         5791

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned

Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Kansas law.                       as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Net       sooner pursuant to the terms of the AIMCO
Cash From Operations (as defined in your          Operating Partnership's agreement of limited
partnership's agreement of limited partner-       partnership (the "AIMCO Operating
ship). The termination date of your               Partnership Agreement") or as provided by
partnership is December 31, 2020.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire       The purpose of the AIMCO Operating
and operate your partnership's property for       Partnership is to conduct any business that
investment. Subject to restrictions               may be lawfully conducted by a limited
contained in your partnership's agreement of      partnership organized pursuant to the
limited partnership, your partnership may do      Delaware Revised Uniform Limited Part-
all things necessary for or incidental to         nership Act (as amended from time to time,
the protection and benefit of your                or any successor to such statute) (the
partnership, including, borrowing funds and       "Delaware Limited Partnership Act"),
creating liens.                                   provided that such business is to be
                                                  conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         5792
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 50 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


The general partner of your partnership may       The AIMCO Operating Partnership may lend or
not enter into agreements with itself or any      contribute funds or other assets to its
of its affiliates for services, except as         subsidiaries or other persons in which it
otherwise specifically                            has an equity investment,

         5793
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

provided in your partnership's agreement of       and such persons may borrow funds from the
limited partnership or on a basis no less         AIMCO Operating Partnership, on terms and
favorable to your partnership than that           conditions established in the sole and
which could have been arranged with               absolute discretion of the general partner.
unaffiliated third parties for comparable         To the extent consistent with the business
goods or services. Your partnership may not       purpose of the AIMCO Operating Partnership
lend money to the general partner or its          and the permitted activities of the general
affiliates, but the general partner may lend      partner, the AIMCO Operating Partnership may
such money to your partnership as the             transfer assets to joint ventures, limited
general partner, in its sole discretion,          liability companies, partnerships,
deems necessary for the payment of any            corporations, business trusts or other
partnership obligations and expenses. Such        business entities in which it is or thereby
loans will be repaid with interest at rate        becomes a participant upon such terms and
of 1% per annum over the then prevailing          subject to such conditions consistent with
prime rate of United Missouri Bank of Kansas      the AIMCO Operating Partnership Agreement
City, N.A., but in no event to exceed the         and applicable law as the general partner,
maximum rate, from the first available funds      in its sole and absolute discretion,
of your partnership and prior to                  believes to be advisable. Except as
distributions to the limited partners, only       expressly permitted by the AIMCO Operating
from available funds; provided, however,          Partnership Agreement, neither the general
that the general partner must first make          partner nor any of its affiliates may sell,
reasonable efforts to obtain loans at the         transfer or convey any property to the AIMCO
most favorable rates from unaffiliated            Operating Partnership, directly or
persons.                                          indirectly, except pursuant to transactions
                                                  that are determined by the general partner
                                                  in good faith to be fair and reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to enter into and execute, on          contains no restrictions on borrowings, and
behalf of your partnership, all agreement,        the general partner has full power and
contracts, instruments and related documents      authority to borrow money on behalf of the
in connection with the acquisition,               AIMCO Operating Partnership. The AIMCO
ownership, financing, management,                 Operating Partnership has credit agreements
maintenance, operation and sale of your           that restrict, among other things, its
partnership's property by your partnership,       ability to incur indebtedness.
on such terms as the general partner, in its
reasonable discretion, deems to be in the
best interests of your partnership.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their duly authorized representative to           purpose of such demand and at such OP
inspect and copy the books and records of         Unitholder's own expense, to obtain a
your partnership, including a current list        current list of the name and last known
of the full name and last known business          business, residence or mailing address of
address of each partner set forth in              the general partner and each other OP
alphabetical order, upon reasonable notice        Unitholder.
during business hours at the principal place
of business of your partnership or such
other place or places as may be determined
by the general partner from time to time. In
addition, a limited partner or its duly
authorized representative has the right to
receive by mail, upon written required to
your partnership at such limited partner's
sole cost and expense, a copy of a list of
names and addresses of the limited partners
and the number of

         5794
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

units owned by each of them. However, no limited partner has the right to sell or disclose such list to any other person or to use such list for commercial purposes of any purpose unrelated to the business of your partnership.



                               Management Control


The general partner of your partnership has       All management powers over the business and
full, exclusive and complete discretion in        affairs of the AIMCO Operating Partnership
the management of your partnership's              are vested in AIMCO-GP, Inc., which is the
business and has all rights and powers            general partner. No OP Unitholder has any
generally conferred by law or necessary,          right to participate in or exercise control
advisable or consistent in connection             or management power over the business and
therewith. The general partner must perform       affairs of the AIMCO Operating Partner-
such reasonable acts as may be consistent         ship. The OP Unitholders have the right to
with good business practices in its               vote on certain matters described under
performance as general partner. No limited        "Comparison of Your Units and AIMCO OP
partner may take part in or interfere in any      Units -- Voting Rights" below. The general
manner with the conduct or control of the         partner may not be removed by the OP
business of your partnership and no limited       Unitholders with or without cause.
partner has the right or authority to act
for or bind your partnership.                     In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the doing of any act or      forth in the AIMCO Operating Partnership
the failure to do any act by the general          Agreement, the general partner is not liable
partner, which does not constitute fraud,         to the AIMCO Operating Partnership for
gross negligence or willful malfeasance as        losses sustained, liabilities in-

         5795
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

determined a court of competent                   curred or benefits not derived as a result
jurisdiction, pursuant to the authority           of errors in judgment or mistakes of fact or
granted to it to promote the interests of         law of any act or omission if the general
your partnership, the effect of which causes      partner acted in good faith. The AIMCO
or results in loss or damage to your              Operating Partnership Agreement provides for
partnership, if done in good faith, will not      indemnification of AIMCO, or any director or
subject the general partner or its                officer of AIMCO (in its capacity as the
affiliates to any liability. In addition,         previous general partner of the AIMCO
your partnership will also indemnify and          Operating Partnership), the general partner,
hold harmless the general partners and their      any officer or director of general partner
affiliates from any claim, loss, expense,         or the AIMCO Operating Partnership and such
liability, action or damage resulting from        other persons as the general partner may
any act or omission done in good faith which      designate from and against all losses,
do not constitute fraud, gross negligence or      claims, damages, liabilities, joint or
willful malfeasance as determined by a court      several, expenses (including legal fees),
of competent jurisdiction, pursuant to the        fines, settlements and other amounts
authority granted to them to promote the          incurred in connection with any actions
interests of your partnership, including,         relating to the operations of the AIMCO
without limitation, reasonable fees and           Operating Partnership, as set forth in the
expenses of attorneys engaged by the general      AIMCO Operating Partnership Agreement. The
partner in defense of such act or omission        Delaware Limited Partnership Act provides
and other reasonable costs and expenses of        that subject to the standards and
litigation and appeal. All costs and              restrictions, if any, set forth in its
expenses incurred in defending any                partnership agreement, a limited partnership
proceeding or action or otherwise will be         may, and shall have the power to, indemnify
advanced by your partnership.                     and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, after notice to the          partner has exclusive management power over
general partner, the limited partners may         the business and affairs of the AIMCO
remove such general partner upon a vote of        Operating Partnership. The general partner
the limited partners holding a majority of        may not be removed as general partner of the
the outstanding units. A general partner may      AIMCO Operating Partnership by the OP
resign at any time provided that such             Unitholders with or without cause. Under the
resignation is accepted by the limited            AIMCO Operating Partnership Agreement, the
partners owning more than 50% of the              general partner may, in its sole discretion,
outstanding units and sixty days prior to         prevent a transferee of an OP Unit from
the effective date of such resignation such       becoming a substituted limited partner
general partner nominates as a substitute         pursuant to the AIMCO Operating Partnership
general partner a willing person or entity        Agreement. The general partner may exercise
who meets the requirements of the tax laws.       this right of approval to deter, delay or
A general partner may be admitted only with       hamper attempts by persons to acquire a
the consent of the general partner, if any,       controlling interest in the AIMCO Operating
and a majority-in-interest of the limited         Partnership. Additionally, the AIMCO
partners. A limited partner may not transfer      Operating Partnership Agreement contains
its units without the consent of the general      restrictions on the ability of OP
partner.                                          Unitholders to transfer their OP Units. See

         5796
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Approval by a majority of the then                With the exception of certain circumstances
outstanding limited partnership interests is      set forth in the AIMCO Operating Partnership
necessary to effect an amendment to your          Agreement, whereby the general partner may,
partnership's agreement of limited                without the consent of the OP Unitholders,
partnership. Amendments may be proposed by        amend the AIMCO Operating Partnership
the general partner or by limited partners        Agreement, amendments to the AIMCO Operating
holding 10% or more of the then outstanding       Partnership Agreement require the consent of
units. However, the general partner may           the holders of a majority of the outstanding
amend your partnership's agreement of             Common OP Units, excluding AIMCO and certain
limited partnership from time to time to          other limited exclusions (a "Majority in
effect changes of a ministerial nature which      Interest"). Amendments to the AIMCO
do not materially and adversely affect the        Operating Partnership Agreement may be
rights of the limited partners, as required       proposed by the general partner or by
by law, to add to the representations,            holders of a Majority in Interest. Following
duties or obligations of the general partner      such proposal, the general partner will
or surrender any right or power granted to        submit any proposed amendment to the OP
the general partner under your partnership's      Unitholders. The general partner will seek
agreement of limited partnership for the          the written consent of the OP Unitholders on
benefit of the limited partners, to cure any      the proposed amendment or will call a
ambiguity and to correct or supplement any        meeting to vote thereon. See "Description of
provision in your partnership's agreement of      OP Units -- Amendment of the AIMCO Operating
limited partnership which may be                  Partnership Agreement" in the accompanying
inconsistent with any other provision.            Prospectus.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner but may receive fees for additional       Operating Partnership. In addition, the
services. Moreover, the general partner or        AIMCO Operating Partnership is responsible
certain affiliates may be entitled to             for all expenses incurred relating to the
compensation for additional services              AIMCO Operating Partnership's ownership of
rendered.                                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


No limited partner, unless it is deemed to        Except for fraud, willful misconduct or
be taking part in the control of the              gross negligence, no OP Unitholder has
business of your partnership, is bound by or      personal liability for the AIMCO Operating
personally liable for the expenses,               Partnership's debts and obligations, and
liabilities or obligation of your                 liability of the OP Unitholders for the
partnership. The liability of a limited           AIMCO Operating Partnership's debts and
partner is limited solely to the amount of        obligations is generally limited to the
its contribution to the capital of your           amount of their investment in the AIMCO
partnership, whether or not returned to it,       Operating Partnership. However, the
together with the undistributed share of the      limitations on the liability of limited
profits of your

         5797
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partnership from time to time credited to         partners for the obligations of a limited
such limited partner's capital account and        partnership have not been clearly
any money or other property wrongfully paid       established in some states. If it were
or conveyed to such limited partner on            determined that the AIMCO Operating Part-
account of its contribution, including but        nership had been conducting business in any
not limited to money or property to which         state without compliance with the applicable
creditors were legally entitled, paid or          limited partnership statute, or that the
conveyed to such limited partner, and under       right or the exercise of the right by the
certain circumstances, interest on returned       holders of OP Units as a group to make
capital.                                          certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


The general partner of your partnership is        Unless otherwise provided for in the
not required to devote all of its time or         relevant partnership agreement, Delaware law
business efforts to the affairs of your           generally requires a general partner of a
partnership, but must devote so much of its       Delaware limited partnership to adhere to
time and attention to your partnership as is      fiduciary duty standards under which it owes
necessary and advisable to successfully           its limited partners the highest duties of
manage the affairs of your partnership. The       good faith, fairness and loyalty and which
general partner is not required to manage         generally prohibit such general partner from
your partnership as its sole and exclusive        taking any action or engaging in any
function and it may have other business           transaction as to which it has a conflict of
interests and may engage in other activities      interest. The AIMCO Operating Partnership
in addition to those relating to your             Agreement expressly authorizes the general
partnership, including the rendering of           partner to enter into, on behalf of the
advice or services of any kind to other           AIMCO Operating Partnership, a right of
investors and the making or management of         first opportunity arrangement and other
other investors. Neither your partnership         conflict avoidance agreements with various
nor any partner has rights in or to such          affiliates of the AIMCO Operating
ventures or activities or to the income or        Partnership and the general partner, on such
proceeds derived therefrom, and the pursuit       terms as the general partner, in its sole
of such ventures, even if competitive with        and absolute discretion, believes are
the business of your partnership, will not        advisable. The AIMCO Operating Partnership
be deemed wrongful or improper. In addition,      Agreement expressly limits the liability of
any partner or its affiliates may engage in       the general partner by providing that the
or possess an interest in other business          general partner, and its officers and
ventures of every nature and description,         directors will not be liable or accountable
whether such ventures are competitive with        in damages to the AIMCO Operating
your partnership or otherwise, including but      Partnership, the limited partners or as-
not limited to, the acquisition, ownership,       signees for errors in judgment or mistakes
financing, leasing, operation, management,        of fact or law or of any act or omission if
syndication, brokerage, sale, construction        the general partner or such director or
and development of real property, which may       officer acted in good faith. See
be located in the market area or vicinity of      "Description of OP Units -- Fiduciary
your partnership's property, and neither          Responsibilities" in the accompanying
your partnership nor any partners will have       Prospectus.
any right in or to such independent ventures
or to the income or profits derived
therefrom.
In general, your partnership's agreement of
limited partnership and the AIMCO Operating
Partnership

         5798
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

Agreement have limitations on the liability of the general partner but such limitations differ and provide more protection for the general partner of the AIMCO Operating
Partnership.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

         5799

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, the approval of      AIMCO Operating Partnership       OP Unitholders have voting
holders of a majority of the      Agreement, the holders of         rights only with respect to
outstanding units is re-          the Preferred OP Units will       certain limited matters such
quired to amend your              have the same voting rights       as certain amendments and
partnership's agreement of        as holders of the Common OP       termination of the AIMCO
limited partnership subject       Units. See "Description of        Operating Partnership
to certain limitations, to        OP Units" in the accompany-       Agreement and certain
terminate your partnership,       ing Prospectus. So long as        transactions such as the
to remove a general partner       any Preferred OP Units are        institution of bankruptcy
and elect a replacement           outstanding, in addition to       proceedings, an assignment
therefore and to approve or       any other vote or consent of      for the benefit of creditors
disapprove the sale at one        partners required by law or       and certain transfers by the
time (or in a series of           by the AIMCO Operating            general partner of its
sales pursuant to a single        Partnership Agreement, the        interest in the AIMCO
plan) of all or                   affirmative vote or consent       Operating Partnership or the
substantially all of your         of holders of at least 50%        admission of a successor
partnership's assets except       of the outstanding Preferred      general partner.
sales made in the ordinary        OP Units will be necessary
course of your partnership's      for effecting any amendment       Under the AIMCO Operating
continuing business. All          of any of the provisions of       Partnership Agreement, the
such actions, except the          the Partnership Unit              general partner has the
removal of a general partner      Designation of the Preferred      power to effect the
requires the concurrence of       OP Units that materially and      acquisition, sale, transfer,
the general partner.              adversely affects the rights      exchange or other
                                  or preferences of the             disposition of any assets of
A general partner may cause       holders of the Preferred OP       the AIMCO Operating
the dissolution of your           Units. The creation               Partnership (including, but
partnership by retiring                                             not limited to, the exercise
unless, within ninety days,                                         or
the remaining general part-

         5800
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

ner agrees to continue the        or issuance of any class or       grant of any conversion,
business of the partnership.      series of partnership units,      option, privilege or
If there are no remaining         including, without                subscription right or any
general partners, all of the      limitation, any partner-          other right available in
limited partners may agree        ship units that may have          connection with any assets
to continue the business and      rights senior or superior to      at any time held by the
elect a successor general         the Preferred OP Units,           AIMCO Operating Partnership)
partner by a                      shall not be deemed to            or the merger,
majority-in-interest vote         materially adversely affect       consolidation,
within 90 days of the             the rights or preferences of      reorganization or other
resignation.                      the holders of Preferred OP       combination of the AIMCO
                                  Units. With respect to the        Operating Partnership with
In general, you have greater      exercise of the above             or into another entity, all
voting rights in your             described voting rights,          without the consent of the
partnership than you will         each Preferred OP Units           OP Unitholders.
have as an OP Unitholder. OP      shall have one (1) vote per
Unitholders can not remove        Preferred OP Unit.                The general partner may
the general partner of the                                          cause the dissolution of the
AIMCO Operating Partnership.                                        AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
                                                                    as defined in the Delaware
                                                                    Limited Partnership Act
                                                                    (including, without limi-
                                                                    tation, bankruptcy), unless,
                                                                    within 90 days after the
                                                                    withdrawal, holders of a
                                                                    "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating
among the partners. The           quarterly cash distributions

         5801
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

distributions payable to the      at the rate of $0.50 per          Partnership to distribute
partners are not fixed in         Preferred OP Unit; provided,      quarterly all, or such
amount and depend upon the        however, that at any time         portion as the general
operating results and net         and from time to time on or       partner may in its sole and
sales or refinancing pro-         after the fifth anniversary       absolute discretion
ceeds available from the          of the issue date of the          determine, of Available Cash
disposition of your               Preferred OP Units, the           (as defined in the AIMCO
partnership's assets.             AIMCO Operating Partnership       Operating Partnership
                                  may adjust the annual             Agreement) generated by the
                                  distribution rate on the          AIMCO Operating Partnership
                                  Preferred OP Units to the         during such quarter to the
                                  lower of (i) 2.00% plus the       general partner, the special
                                  annual interest rate then         limited partner and the
                                  applicable to U.S. Treasury       holders of Common OP Units
                                  notes with a maturity of          on the record date es-
                                  five years, and (ii) the          tablished by the general
                                  annual dividend rate on the       partner with respect to such
                                  most recently issued AIMCO        quarter, in accordance with
                                  non-convertible preferred         their respective interests
                                  stock which ranks on a            in the AIMCO Operating
                                  parity with its Class H           Partnership on such record
                                  Cumulative Preferred Stock.       date. Holders of any other
                                  Such distributions will be        Preferred OP Units issued in
                                  cumulative from the date of       the future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the      (i) satisfy the requirements
                                  AIMCO Operating Partnership       for
                                  and no other distribution of
                                  cash or other property

         5802
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  may be declared or made,          qualifying as a REIT under
                                  directly or indirectly, by        the Code and the Treasury
                                  the AIMCO Operating               Regulations and (ii) avoid
                                  Partnership with respect to       any Federal income or excise
                                  any Junior Units (as de-          tax liability of AIMCO. See
                                  fined below), nor shall any       "Description of OP
                                  Junior Units be redeemed,         Units -- Distributions" in
                                  purchased or otherwise            the accompanying Prospectus.
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his limited              for the Preferred OP Units        for the OP Units. The AIMCO
partnership interest to any       and the Preferred OP Units        Operating Partnership
person provided that: (i)         are not listed on any             Agreement restricts the
such transfer is not in           securities exchange. The          transferability of the OP
contravention of your             Preferred OP Units are            Units. Until the expiration
partnership's agreement of        subject to restrictions on        of one year from the date on
limited partnership, (ii) a       transfer as set forth in the      which an OP Unitholder
duly executed and ac-             AIMCO Operating Partnership       acquired OP Units, subject
knowledged assignment has         Agreement.                        to certain exceptions, such
been approved by the general                                        OP Unitholder may not
partner, which approval will      Pursuant to the AIMCO             transfer all or any por-
be in its sole discretion         Operating Partnership             tion of its OP Units to any
and absolute power, and           Agreement, until the              transferee without the
(iii) the transferee              expiration of one year from       consent of the general
represents in writing that        the date on which a holder        partner, which consent may
it satisfies the suit-            of Preferred OP Units             be withheld in its sole and
ability requirements for          acquired Preferred OP Units,      absolute discretion. After
limited partners. However,        subject to certain                the expiration of one year,
no transfer may occur if in       exceptions, such holder of        such OP Unitholder has the
light of the total of all         Preferred OP Units may not        right to transfer all or any
transfers sold or exchanged       transfer all or any portion       portion of its OP Units to
within the period of twelve       of its Preferred OP Units to      any person, subject to the
consecutive months prior          any transferee without the        satisfaction of certain con-
there, there might result a       consent of the general            ditions specified in the
termination of your               partner, which consent may        AIMCO Operating Partnership
partnership for tax purposes      be withheld in its sole and       Agreement, including the
in the opinion of counsel.        absolute discretion. After        general partner's right of
In order for a transferee to      the expiration of one year,       first refusal. See
be substituted as a limited       such holders of Preferred OP      "Description of OP Units --
partner, in addition to the       Units has the right to            Transfers and Withdrawals"
above requirements: (1) the       transfer all or any portion       in the accompanying
assignee must execute an          of its Preferred OP Units to      Prospectus.
irrevocable power of              any person, subject to the
attorney appointing the           satisfaction of certain           After the first anniversary
general partner as the            conditions specified in the       of becoming a holder of
assignee's attorney-in-fact,      AIMCO Operating Partner-          Common OP Units, an OP
(2) an opinion of counsel         ship Agreement, including         Unitholder has the right,
must be received by the           the general partner's right       subject to the terms and
general partner that such         of first refusal.                 conditions of the AIMCO
transfer does not violate                                           Operating Partnership
applicable securities laws,       After a one-year holding          Agreement, to require the
(3) a transfer fee must be        period, a                         AIMCO Operating
paid, (4) the interest
transferred must not be

         5803
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


less than one unit or such        holder may redeem Preferred       Partnership to redeem all or
lesser amount as the              OP Units and receive in           a portion of the Common OP
assignor owned and (5) such       exchange therefor, at the         Units held by such party in
other conditions as are set       AIMCO Operating                   exchange for a cash amount
forth in your partnership's       Partnership's option, (i)         based on the value of shares
agreement of limited              subject to the terms of any       of Class A Common Stock. See
partnership must be               Senior Units (as defined          "Description of OP
fulfilled.                        below), cash in an amount         Units -- Redemption Rights"
                                  equal to the Liquidation          in the accompanying
There are no redemption           Preference of the Preferred       Prospectus. Upon receipt of
rights associated with your       OP Units tendered for             a notice of redemption, the
units.                            redemption, (ii) a number of      AIMCO Operating Partnership
                                  shares of Class A Common          may, in its sole and
                                  Stock of AIMCO that is equal      absolute discretion but
                                  in Value to the Liquidation       subject to the restrictions
                                  Preference of the Preferred       on the ownership of Class A
                                  OP Units tendered for             Common Stock imposed under
                                  redemption, or (iii) for          AIMCO's charter and the
                                  Preferred OP Units redeemed       transfer restrictions and
                                  after a two-year holding          other limitations thereof,
                                  period, a number of shares        elect to cause AIMCO to
                                  of Class I Preferred Stock        acquire some or all of the
                                  of AIMCO that pay an              tendered Common OP Units in
                                  aggregate amount of               exchange for Class A Common
                                  dividends equivalent to the       Stock, based on an exchange
                                  distributions on the              ratio of one share of Class
                                  Preferred OP Units tendered       A Common Stock for each Com-
                                  for redemption; provided          mon OP Unit, subject to
                                  that such shares are part of      adjustment as provided in
                                  a class or series of              the AIMCO Operating
                                  preferred stock that is then      Partnership Agreement.
                                  listed on the NYSE or an-
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         5804

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         5805

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         5806

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         5807

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         5808


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         5809


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         5810

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         5811

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         5812

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         5813

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $15,756 in 1996, $15,852 in 1997 and $9,860 in 1998. The property manager received management fees of $36,670 in 1996, $39,358 in 1997 and $41,443 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.
         5814

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $178,975 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         5815

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     The financial statements of Wingfield Investors Limited Partnership at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus Supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in this Prospectus Supplement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         5816


                       INDEX TO THE FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (unaudited)...............................................   F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (unaudited)...................   F-4
Notes to Condensed Financial Statements.....................   F-5
Independent Auditors' Report................................   F-7
Balance Sheet as of December 31, 1997.......................   F-8
Statements of Operations for the years ended December 31,
  1997 and 1996.............................................   F-9
Statements of Changes in Partners' Deficit for the years
  ended December 31, 1997 and 1996..........................  F-10
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................  F-11
Notes to Financial Statements...............................  F-12
Independent Auditors' Report................................  F-16
Balance Sheet as of December 31, 1996.......................  F-17
Statements of Operations for the years ended December 31,
  1996 and 1995.............................................  F-18
Statements of Changes in Partners' Capital (Deficit) for the
  years ended
  December 31, 1996 and 1995................................  F-19
Statements of Cash Flows for the years ended December 31,
  1996 and 1995.............................................  F-20
Notes to Financial Statements...............................  F-21

         5817


                     WINGFIELD INVESTOR LIMITED PARTNERSHIP



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                        ASSETS
Cash and cash equivalents...................................                $   95,610
Other assets................................................                   231,668
Investment property:
  Land......................................................  $  327,500
  Building and related personal property....................   2,542,535
                                                              ----------
                                                               2,870,035
  Less: Accumulated depreciation............................    (865,522)    2,004,513
                                                              ----------    ----------
          Total assets......................................                $2,331,791
                                                                            ==========
                          LIABILITIES AND PARTNERS' CAPITAL
Other accrued liabilities...................................                $   84,947
Notes payable...............................................                 2,473,220
          Partners' deficit.................................                  (226,376)
                                                                            ----------
          Total liabilities and partners' deficit...........                $2,331,791
                                                                            ==========

         5818


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP



                CONDENSED STATEMENTS OF OPERATIONS -- UNAUDITED



                                                              FOR THE NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Revenues:
  Rental income.............................................  $579,408    $548,407
  Other income..............................................    45,038      50,223
                                                              --------    --------
          Total Revenues....................................   624,446     598,630
Expenses:
  Operating expenses........................................   331,862     265,332
  General and administrative expense........................    12,168      12,567
  Depreciation expense......................................    79,355      79,355
  Interest expense..........................................   148,105     150,039
  Property tax expense......................................    40,388      44,016
                                                              --------    --------
          Total expenses....................................   611,878     551,309
          Net income........................................  $ 12,568    $ 47,321
                                                              ========    ========

         5819


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                              FOR THE NINE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Operating activities:
  Net income................................................  $ 12,568    $ 47,321
  Adjustments to reconcile net income to net cash provided
     by operating activities
  Depreciation and amortization.............................    79,355      79,355
  Changes in accounts:
     Receivables and deposits and other assets..............   (17,305)    (25,319)
     Accounts payable and accrued expenses..................   (11,203)    (12,636)
                                                              --------    --------
          Net cash provided by operating activities.........    63,415      88,721
                                                              --------    --------
Investing activities:
  Property improvements and replacements....................   (44,653)    (94,073)
                                                              --------    --------
  Net cash used in investing activities.....................   (44,653)    (94,073)
                                                              --------    --------
Financing activities:
  Payments on mortgage......................................   (17,211)    (23,832)
  Partners' distributions...................................   (45,000)    (45,454)
                                                              --------    --------
  Net cash used in financing activities.....................   (62,211)    (69,286)
                                                              --------    --------
  Net decrease in cash and cash equivalents.................   (43,449)    (74,638)
  Cash and cash equivalents at beginning of year............   139,059     213,697
                                                              --------    --------
  Cash and cash equivalents at end of period................  $ 95,610    $139,059
                                                              ========    ========

         5820


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                    NOTES TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Wingfield Investors Limited Partnership as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that the accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

         5821


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                              FINANCIAL STATEMENTS


                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                        AND INDEPENDENT AUDITORS' REPORT

         5822


                          INDEPENDENT AUDITORS' REPORT



To the Partners of


Wingfield Investors Limited Partnership


(A Kansas Limited Partnership):



     We have audited the accompanying balance sheet of Wingfield Investors Limited Partnership (a Kansas Limited Partnership) (the "Partnership") as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' deficit, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP



Greenville, South Carolina



February 17, 1998


(except for Note 6, as to which


  the date is March 17, 1998)

         5823


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                                 BALANCE SHEET


                               DECEMBER 31, 1997



                                     ASSETS



Cash and cash equivalents...................................                $  141,355
Receivables and deposits....................................                    36,731
Restricted escrows..........................................                    97,621
Other assets (Note 1).......................................                    77,714
Investment properties -- at cost (Notes 1 and 2):
  Land......................................................  $  327,500
  Buildings and related personal property...................   2,497,882
                                                              ----------
                                                               2,825,382
Less accumulated depreciation...............................    (786,168)    2,039,214
                                                              ----------    ----------
TOTAL ASSETS................................................                $2,392,635
                                                                            ==========

                          LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES:
  Accounts payable..........................................                $   16,965
  Tenant security deposits payable..........................                    25,544
  Accrued property taxes....................................                    25,643
  Other liabilities.........................................                    19,439
  Mortgage notes payable (Note 2)...........................                 2,498,987
PARTNERS' DEFICIT (Note 3):
  General partner...........................................  $  (22,396)
  Limited partners (50 units issued and outstanding)........    (171,547)     (193,943)
                                                              ----------    ----------
TOTAL LIABILITIES AND PARTNERS' DEFICIT.....................                $2,392,635
                                                                            ==========



                       See notes to financial statements.

         5824


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                            STATEMENTS OF OPERATIONS


                     YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                                1997        1996
                                                              --------    --------
REVENUES:
  Rental income.............................................  $735,927    $698,941
  Other income..............................................    60,993      49,335
                                                              --------    --------
          Total revenues....................................   796,920     748,276
                                                              --------    --------
EXPENSES:
  Operating.................................................   380,613     368,500
  General and administrative................................    24,336      24,110
  Depreciation..............................................   105,805     100,045
  Interest..................................................   217,248     219,473
  Property taxes............................................    51,287      55,893
                                                              --------    --------
          Total expenses....................................   779,289     768,021
                                                              --------    --------
NET INCOME (LOSS) (Note 5)..................................  $ 17,631    $(19,745)
                                                              ========    ========
NET INCOME (LOSS) ALLOCATED TO GENERAL PARTNER (1%).........  $    176    $   (197)
NET INCOME (LOSS) ALLOCATED TO LIMITED PARTNERS (99%).......    17,455     (19,548)
                                                              --------    --------
                                                              $ 17,631    $(19,745)
                                                              ========    ========
NET INCOME (LOSS) PER LIMITED PARTNERSHIP UNIT --
  Based on 50 weighted average limited partnership units
     during the years ended December 31, 1997 and 1996......  $    349    $   (391)
                                                              ========    ========



                       See notes to financial statements.

         5825


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT


                     YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                 LIMITED
                                               PARTNERSHIP    GENERAL      LIMITED
                                                  UNITS       PARTNER     PARTNERS       TOTAL
                                               -----------    --------    ---------    ---------
PARTNERS' DEFICIT,
  DECEMBER 31, 1995..........................      50         $(21,164)   $ (49,607)   $ (70,771)
  Partners' distributions....................      --             (605)     (59,848)     (60,453)
  Net loss for the year ended
     December 31, 1996.......................      --             (197)     (19,548)     (19,745)
                                                   --         --------    ---------    ---------
PARTNERS' DEFICIT,
  DECEMBER 31, 1996..........................      50          (21,966)    (129,003)    (150,969)
  Partners' distributions....................      --             (606)     (59,999)     (60,605)
  Net income for the year ended
     December 31, 1997.......................      --              176       17,455       17,631
                                                   --         --------    ---------    ---------
PARTNERS' DEFICIT,
  DECEMBER 31, 1997..........................      50         $(22,396)   $(171,547)   $(193,943)
                                                   ==         ========    =========    =========



                       See notes to financial statements.

         5826


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                            STATEMENTS OF CASH FLOWS


                     YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                                1997         1996
                                                              ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  17,631    $ (19,745)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation...........................................    105,805      100,045
     Amortization of mortgage discount and loan costs.......     17,511       17,238
     Change in operating assets and liabilities:
       Receivables and deposits.............................     (8,337)      (2,183)
       Other assets.........................................     (2,286)      (1,500)
       Accounts payable.....................................     (6,498)     (60,697)
       Tenant security deposits payable.....................      2,786        2,236
       Accrued property taxes...............................     (2,304)         405
       Other liabilities....................................       (308)     (23,340)
                                                              ---------    ---------
          Net cash provided by operating activities.........    124,000       12,459
                                                              ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property improvements and replacements....................    (99,723)     (27,619)
  Net deposits to restricted escrows........................     (3,922)        (749)
                                                              ---------    ---------
          Net cash used in investing activities.............   (103,645)     (28,368)
                                                              ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on mortgage notes payable..............    (32,092)     (29,683)
  Partners' distributions...................................    (60,605)     (60,453)
                                                              ---------    ---------
          Net cash used in financing activities.............    (92,697)     (90,136)
                                                              ---------    ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................    (72,342)    (106,045)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................    213,697      319,742
                                                              ---------    ---------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $ 141,355    $ 213,697
                                                              =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION --
  Cash paid during the year for interest....................  $ 199,738    $ 202,058
                                                              =========    =========



                       See notes to financial statements.

         5827


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                         NOTES TO FINANCIAL STATEMENTS


                     YEARS ENDED DECEMBER 31, 1997 AND 1996



1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Wingfield Investors Limited Partnership (a Kansas Limited Partnership) (the "Partnership") was formed to acquire, own and operate Wingfield Apartments, a 131-unit multifamily residential complex located in Olathe, Kansas. The general partner of the Partnership is United Investors Real Estate, Inc., a Delaware corporation.



  Basis of Accounting



     The accompanying financial statements of the Partnership are prepared on the accrual basis and, therefore, revenue is recorded as earned and costs and expenses are recorded as incurred.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Cash



     Cash and cash equivalents includes cash on hand and in banks, money market funds and certificates of deposit with original maturities of less than three months.



  Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the leases and such deposits are included in receivables and deposits. The security deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.



  Income Taxes



     For income tax purposes, the Partnership reports revenue and costs and expenses on the accrual method. No income tax provisions have been shown in the accompanying statements of operations since the partners are taxed individually.



  Investment Properties



     Investment properties are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of fifteen to forty years for buildings and improvements and five to twelve years for furniture and fixtures.



     The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.



  Other Assets



     Included in other assets are deferred charges which consist of loan costs totaling $126,685 which are amortized over the terms of the related notes. Accumulated amortization as of December 31, 1997 was $52,757.

         5828

                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Advertising



     The Partnership expenses the costs of advertising as incurred. Advertising expense, included in operating expenses, was $25,586 and $15,099 for the years ended December 31, 1997 and 1996, respectively.



  Reclassifications



     Certain reclassifications of prior year balances have been made to conform to the current year's presentation.



2.  MORTGAGE NOTES PAYABLE



     The principal terms of mortgage notes payable are as follows:



                               MONTHLY                                             PRINCIPAL
                               PAYMENT      STATED                  PRINCIPAL      BALANCE AT
                              INCLUDING    INTEREST    MATURITY    BALANCE DUE    DECEMBER 31,
DESCRIPTION                   INTEREST       RATE        DATE      AT MATURITY        1997
-----------                   ---------    --------    --------    -----------    ------------
First mortgage..............   $18,800      7.83%      10/15/03    $2,211,679      $2,453,775
Second mortgage.............       519      7.83%      10/15/03        79,560          79,560
                               -------                                             ----------
                               $19,319                                              2,533,335
                               =======
Less unamortized discount...                                                          (34,348)
                                                                                   ----------
Total.......................                                                       $2,498,987
                                                                                   ==========



     Scheduled maturities of principal are as follows:



YEAR ENDING DECEMBER 31,                                        AMOUNT
------------------------                                      ----------
1998........................................................  $   34,697
1999........................................................      37,513
2000........................................................      40,559
2001........................................................      43,850
2002........................................................      47,410
Thereafter..................................................   2,329,306
                                                              ----------
Total.......................................................  $2,533,335
                                                              ==========



     Mortgages are collateralized by the related property and improvements of the Partnership.



3.  PARTNERS' DEFICIT



  Allocations of Profits and Losses



     In accordance with the partnership agreement, all profits and losses are to be allocated 1% to the general partner and 99% to the limited partners.



  Distributions



     The Partnership allocates distributions 1% to the general partner and 99% to the limited partners. On February 15, 1998, the Partnership paid a distribution to the partners of $15,000.

         5829

                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



4.  RELATED PARTY TRANSACTIONS



     During the years ended December 31, 1997 and 1996 the Partnership paid the following amounts to affiliates of the general partner:



                                                               1997       1996
                                                              -------    -------
Property management fees....................................  $39,358    $36,670
Reimbursement of expenses...................................   15,852     15,756



     In addition, affiliates of the general partner were paid $13,843 and $12,378 during 1997 and 1996, respectively, for construction oversight costs incurred in conjunction with the Partnership's capital improvement and major repair projects.



     For the period from January 1, 1996 to August 31, 1997, the Partnership insured Wingfield Apartments under a master policy through an agency and insurer unaffiliated with the general partner. An affiliate of the general partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the general partner, who received payments on these obligations from the agent. The amount of the Partnership's insurance premiums that accrued to the benefit of the affiliate of the general partner by virtue of the agent's obligations was not significant.



5.  PARTNER TAX INFORMATION



     The following is a reconciliation between net income (loss) as reported in the financial statements and Federal taxable income (loss) allocated to the partners in the Partnership's information returns for the years ended December 31, 1997 and 1996:



                                                               1997        1996
                                                              -------    --------
Net income (loss) as reported...............................  $17,631    $(19,745)
Add (deduct):
  Deferred revenue..........................................     (508)    (23,368)
  Depreciation differences..................................   (2,610)     (7,297)
  Accrued expenses..........................................      200         300
                                                              -------    --------
Federal taxable income (loss)...............................  $14,713    $(50,110)
                                                              =======    ========
Federal taxable income (loss) per limited
  partnership unit..........................................  $   291    $   (992)
                                                              =======    ========



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets at December 31, 1997 and 1996:



                                                                1997         1996
                                                              ---------    ---------
Net deficit as reported.....................................  $(193,943)   $(150,969)
Differences in basis of assets and liabilities:
  Deferred revenue..........................................        525        1,033
  Accumulated depreciation..................................     (5,409)      (2,799)
  Accrued expenses..........................................      7,500        7,300
  Syndication costs.........................................    102,577      102,577
                                                              ---------    ---------
Net assets -- tax basis.....................................  $ (88,750)   $ (42,858)
                                                              =========    =========

         5830

                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



6.  SUBSEQUENT EVENTS



     On March 17, 1998, Insignia Financial Group, Inc. ("Insignia") entered into an agreement to merge its national residential property management operations, and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The closing, which is anticipated to happen in the third quarter of 1998, is subject to customary conditions, including government approvals and the approval of Insignia's shareholders. If the closing occurs, AIMCO will then control the general partner of the Partnership.

         5831


                          INDEPENDENT AUDITORS' REPORT



To the Partners of


Wingfield Investors Limited Partnership


(A Kansas Limited Partnership):



     We have audited the accompanying balance sheet of Wingfield Investors Limited Partnership (a Kansas Limited Partnership) (the "Partnership") as of December 31, 1996, and the related statements of operations, changes in partners' capital (deficit), and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP



Greenville, South Carolina



February 21, 1997

         5832


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                                 BALANCE SHEET


                               DECEMBER 31, 1996



                                     ASSETS



Cash and cash equivalents...................................                $  213,697
Restricted cash -- tenant security deposits.................                    22,758
Accounts receivable.........................................                        40
Escrows for taxes and insurance.............................                     5,596
Restricted escrows..........................................                    93,699
Other assets................................................                     1,500
Deferred charges -- net of accumulated amortization of
  $39,901...................................................                    86,785
Apartment properties -- at cost (Notes 1 and 2):
  Land......................................................  $  327,500
  Buildings, improvements and related personal property.....   2,398,159
                                                              ----------
                                                               2,725,659
  Less accumulated depreciation.............................    (680,363)    2,045,296
                                                              ----------    ----------
TOTAL ASSETS................................................                $2,469,371
                                                                            ==========
                          LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES:
  Accounts payable..........................................                $   23,463
  Accrued and other liabilities:
     Property taxes.........................................  $   27,947
     Tenant security deposits...............................      22,758
     Interest...............................................       8,556
     Unearned rental collections............................       1,035
     Other..................................................      10,156        70,452
                                                              ----------
  Mortgage notes payable (Note 2)...........................                 2,526,425
PARTNERS' DEFICIT (Note 3):
  General partner...........................................     (21,966)
  Limited partners (50 units issued and outstanding)........    (129,003)     (150,969)
                                                              ----------    ----------
TOTAL LIABILITIES AND PARTNERS' DEFICIT.....................                $2,469,371
                                                                            ==========



                       See notes to financial statements.

         5833


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                            STATEMENTS OF OPERATIONS


                     YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                                1996        1995
                                                              --------    --------
REVENUES:
  Rentals...................................................  $698,941    $668,454
  Other income..............................................    35,353      26,661
                                                              --------    --------
          Total revenues....................................   734,294     695,115
                                                              --------    --------
EXPENSES:
  Operating.................................................   153,239     151,373
  Administrative............................................    44,367      42,953
  Property management fees (Note 4).........................    36,670      35,097
  Advertising and rental incentives.........................    29,877      17,913
  Maintenance...............................................   109,833     141,213
  Depreciation..............................................   100,045     107,117
  Amortization of deferred charges..........................    12,858      12,857
  Interest..................................................   206,616     208,406
  Property taxes............................................    55,893      55,085
  Insurance.................................................    18,623      19,352
                                                              --------    --------
          Total expenses....................................   768,021     791,366
                                                              --------    --------
LOSS FROM PROPERTY OPERATIONS...............................   (33,727)    (96,251)
INTEREST INCOME.............................................    13,982      18,784
                                                              --------    --------
NET LOSS (Note 5)...........................................  $(19,745)   $(77,467)
                                                              ========    ========
NET LOSS ALLOCATED TO GENERAL PARTNER (1%)..................  $   (197)   $   (775)
NET LOSS ALLOCATED TO LIMITED PARTNERS (99%)................   (19,548)    (76,692)
                                                              --------    --------
                                                              $(19,745)   $(77,467)
                                                              ========    ========
NET LOSS PER LIMITED PARTNERSHIP UNIT --
  Based on 50 weighted average limited partnership units
     during the years ended December 31, 1996 and 1995......  $   (391)   $ (1,534)
                                                              ========    ========



                       See notes to financial statements.

         5834


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)


                     YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                 LIMITED
                                               PARTNERSHIP    GENERAL      LIMITED
                                                  UNITS       PARTNER     PARTNERS       TOTAL
                                               -----------    --------    ---------    ---------
PARTNERS' CAPITAL (DEFICIT), DECEMBER 31,
  1994.......................................      50         $(19,783)   $  87,085    $  67,302
  Partners' distributions....................      --             (606)     (60,000)     (60,606)
  Net loss for the year ended December 31,
     1995....................................      --             (775)     (76,692)     (77,467)
                                                   --         --------    ---------    ---------
PARTNERS' DEFICIT, DECEMBER 31, 1995.........      50          (21,164)     (49,607)     (70,771)
  Partners' distributions....................      --             (605)     (59,848)     (60,453)
  Net loss for the year ended December 31,
     1996....................................      --             (197)     (19,548)     (19,745)
                                                   --         --------    ---------    ---------
PARTNERS' DEFICIT, DECEMBER 31, 1996.........      50         $(21,966)   $(129,003)   $(150,969)
                                                   ==         ========    =========    =========



                       See notes to financial statements.

         5835


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                            STATEMENTS OF CASH FLOWS


                     YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                                1996         1995
                                                              ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (19,745)   $(77,467)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................    100,045     107,117
     Amortization of deferred charges.......................     12,858      12,857
     Amortization of mortgage discount......................      4,380       4,121
     Loss on disposal of property...........................         --       4,322
     Change in operating assets and liabilities:
       Restricted cash......................................     (2,370)      1,525
       Accounts receivable..................................      1,597        (446)
       Escrow deposits for taxes and insurance..............     (1,410)      7,006
       Other assets.........................................     (1,500)         --
       Accounts payable.....................................    (60,697)     70,254
       Accrued property taxes...............................        405       4,384
       Tenant security deposits liability...................      2,236        (964)
       Accrued interest.....................................         89         (89)
       Unearned rental collections..........................    (23,368)      9,167
       Other liabilities....................................        (61)      4,761
                                                              ---------    --------
          Net cash provided by operating activities.........     12,459     146,548
                                                              ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property improvements and replacements....................    (27,619)    (66,292)
  Deposits to restricted escrows............................     (3,959)     (2,471)
  Receipts from restricted escrows..........................      3,210          --
                                                              ---------    --------
          Net cash used in investing activities.............    (28,368)    (68,763)
                                                              ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on mortgage notes payable..............    (29,683)    (27,456)
  Partners' distributions...................................    (60,453)    (60,606)
                                                              ---------    --------
          Net cash used in financing activities.............    (90,136)    (88,062)
                                                              ---------    --------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................   (106,045)    (10,277)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................    319,742     330,019
                                                              ---------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $ 213,697    $319,742
                                                              =========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION --
  Cash paid during the year for interest....................  $ 202,058    $204,375
                                                              =========    ========



                       See notes to financial statements.

         5836


                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                         NOTES TO FINANCIAL STATEMENTS


                     YEARS ENDED DECEMBER 31, 1996 AND 1995



1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Wingfield Investors Limited Partnership (A Kansas Limited Partnership) (the "Partnership") was formed to acquire, own and operate Wingfield Apartments, a 131-unit multifamily residential complex located in Olathe, Kansas. The general partner of the Partnership is United Investors Real Estate, Inc., a Delaware corporation.



  Basis of Accounting



     The accompanying financial statements of the Partnership are prepared on the accrual basis and, therefore, revenue is recorded as earned and costs and expenses are recorded as incurred.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Cash



     Cash and cash equivalents includes cash on hand and in banks, money market funds and certificates of deposit with original maturities of less than three months.



  Restricted Cash -- Tenant Security Deposits



     The Partnership requires security deposits from lessees for the duration of the lease and such deposits are considered restricted cash. Deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.



  Income Taxes



     For income tax purposes, the Partnership reports revenue and costs and expenses on the accrual method. No income tax provisions have been shown in the accompanying statements of operations since the partners are taxed individually.



  Apartment Properties



     Apartment properties are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of fifteen to forty years for buildings and improvements and five to twelve years for furniture and fixtures.



     During 1995, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The adoption of SFAS No. 121 had no effect on the Partnership's financial statements.

         5837

                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Deferred Charges



     Deferred charges consist of loan costs which are amortized over the terms of the related notes.



  Advertising



     The Partnership expenses the costs of advertising as incurred. Advertising expense, included in operating expenses, was $15,099 and $10,034 for the years ended December 31, 1996 and 1995, respectively.



  Reclassifications



     Certain reclassifications of prior year balances have been made to conform to the current year's presentation.



2.  MORTGAGE NOTES PAYABLE



     The principal terms of mortgage notes payable are as follows:



                                       MONTHLY                                         PRINCIPAL
                                       PAYMENT     STATED                PRINCIPAL     BALANCE AT
                                      INCLUDING   INTEREST   MATURITY   BALANCE DUE   DECEMBER 31,
DESCRIPTION                           INTEREST      RATE       DATE     AT MATURITY       1996
-----------                           ---------   --------   --------   -----------   ------------
First mortgage......................   $18,800      7.83%    10/15/03   $2,211,679     $2,485,867
Second mortgage.....................       519      7.83     10/15/03       79,560         79,560
                                       -------                                         ----------
                                       $19,319                                          2,565,427
                                       =======
Less unamortized discount...........                                                       39,002
                                                                                       ----------
Total...............................                                                   $2,526,425
                                                                                       ==========



     Scheduled maturities of principal are as follows:



YEAR ENDING
DECEMBER 31,                                                    AMOUNT
------------                                                  ----------
1997........................................................  $   32,092
1998........................................................      34,697
1999........................................................      37,513
2000........................................................      40,559
2001........................................................      43,850
Thereafter..................................................   2,376,716
                                                              ----------
Total.......................................................  $2,565,427
                                                              ==========



     Mortgages are collateralized by the related property and improvements of the Partnership.



3.  PARTNERS' EQUITY



  Allocations of Profits and Losses



     In accordance with the partnership agreement, all profit and losses are to be allocated 1% to the general partner and 99% to the limited partners.

         5838

                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Distributions



     The Partnership allocates distributions 1% to the general partner and 99% to the limited partners. Subsequent to December 31, 1996, the Partnership paid a distribution to the partners of $15,150 on February 15, 1997.



4.  RELATED PARTY TRANSACTIONS



     During the years ended December 31, 1996 and 1995 the Partnership paid the following amounts to affiliates of the general partner:



                                                               1996       1995
                                                              -------    -------
Property management fees....................................  $36,670    $35,097
Reimbursement of expenses...................................   15,756     15,000



     In addition, affiliates of the general partner were paid $12,378 and $9,269 during 1996 and 1995, respectively, for construction oversight costs incurred in conjunction with the Partnership's capital improvement and major repair projects.



     The Partnership insures Wingfield Apartments under a master policy through an agency and insurer unaffiliated with the general partner. An affiliate of the general partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the general partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the general partner by virtue of the agent's obligations is not significant.



5.  PARTNER TAX INFORMATION



     The following is a reconciliation between net loss as reported in the financial statements and Federal taxable loss allocated to the partners in the Partnership's information returns for the years ended December 31, 1996 and 1995:



                                                                1996        1995
                                                              --------    --------
Net loss as reported........................................  $(19,745)   $(77,467)
Add (deduct):
  Deferred revenue..........................................   (23,368)      9,165
  Depreciation differences..................................    (7,297)      4,413
  Accrued expenses..........................................       300       4,400
  Loss on disposals.........................................        --      (1,135)
                                                              --------    --------
Federal taxable loss........................................  $(50,110)   $(60,624)
                                                              ========    ========
Federal taxable loss per limited partnership unit...........  $   (992)   $ (1,200)
                                                              ========    ========

         5839

                    WINGFIELD INVESTORS LIMITED PARTNERSHIP


                         (A KANSAS LIMITED PARTNERSHIP)



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



     The following is a reconciliation between the Partnership's reported amounts and Federal tax basis of net assets at December 31, 1996 and 1995:



                                                                1996         1995
                                                              ---------    --------
Net deficit as reported.....................................  $(150,969)   $(70,771)
Differences in basis of assets and liabilities:
  Deferred revenue..........................................      1,033      24,401
  Accumulated depreciation..................................     (2,799)      4,498
  Accrued expenses..........................................      7,300       7,000
  Syndication costs.........................................    102,577     102,577
                                                              ---------    --------
Net assets -- tax basis.....................................  $ (42,858)   $ 67,705
                                                              =========    ========

         5840


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         5841

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         5842

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         5843

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         5844

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         5845

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         5846

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         5847

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         5848

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         5849

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         5850

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(I)     HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         5851

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         5852

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         5853

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         5854

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         5855

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5856

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5857

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         5858

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5859

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         5860

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         5861

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         5862

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         5863

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         5864

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         5865


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         5866

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         5867


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         5868


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         5869


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         5870


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5871


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         5872

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         5873


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         5874


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         5875


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         5876


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         5877


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         5878


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         5879


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         5880


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         5881


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         5882


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5883


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         5884


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         5885


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         5886


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         5887

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5888


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         5889

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         5890

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Wingfield Investors Limited Partnership


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Wingfield Investors Limited Partnership (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $14,318 in cash, or 370.25 Common OP Units of the Purchaser, or 572.75 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         5891

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         5892

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         5893

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         5894


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         5895


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         5896

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         5897

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexington Avenue                   Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         5898

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         5899


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                           Woodmere Associates, L.P.

                        in exchange for your choice of:

           879.25 of our 8.0% Class Two Partnership Preferred Units;


                   568.25 of our Partnership Common Units; or


                                $21,980 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $21,980 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         5900

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Woodmere
    Associates, L.P............................    S-20
  Comparative Per Unit Data....................    S-21
THE AIMCO OPERATING PARTNERSHIP................    S-22
RISK FACTORS...................................    S-23
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-23
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-23
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-23
    Conflicts of Interest with Respect to the
      Offer....................................    S-23
    Possible Subsequent Offer at a Higher
      Price....................................    S-23
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-23
    Holding Units May Result in Greater Future
      Value....................................    S-24
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-24
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-24
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-24
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-24
    Loss of Future Distributions from Your
      Partnership..............................    S-25
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-25
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-25
    Fundamental Change in Nature of
      Investment...............................    S-25
    Fundamental Change in Number of Properties
      Owned....................................    S-25
    Lack of Trading Market for OP Units........    S-25
    Uncertain Future Distributions.............    S-25
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-25
    Possible Redemption of Preferred Stock.....    S-25
    Uncertain Terms of Preferred Stock.........    S-25
    Redemption Price of Preferred OP Units.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-26
    Limitations on Effecting a Change of
      Control..................................    S-26
    Limitation on Transfer of OP Units.........    S-26
    Limited Voting Rights of Holders of OP
      Units....................................    S-26
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-26
    Litigation Associated with Partnership
      Acquisitions.............................    S-26



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-26
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-27
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-27
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-27
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-27
    Balloon Payments...........................    S-27
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-28
  Background of the Offer......................    S-28
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-31
  Disadvantages of the Offer...................    S-32
VALUATION OF UNITS.............................    S-33
FAIRNESS OF THE OFFER..........................    S-35
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-35
  Fairness to Unitholders who Tender their
    Units......................................    S-36
  Fairness to Unitholders who do not Tender
    their Units................................    S-37
  Comparison of Consideration to Alternative
    Consideration..............................    S-37
  Allocation of Consideration..................    S-40
STANGER ANALYSIS...............................    S-40
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-41
  Summary of Reviews...........................    S-42
  Conclusions..................................    S-44
  Assumptions, Limitations and
    Qualifications.............................    S-44
  Compensation and Material Relationships......    S-45
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Properties..........    S-46
  Property Management..........................    S-46
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-47
  Borrowing Policies...........................    S-47
  Competition..................................    S-48
  Legal Proceedings............................    S-48
  History of the Partnership...................    S-48
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-48
  Distributions and Transfers of Units.........    S-49
  Beneficial Ownership of Interests in Your
    Partnership................................    S-49
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-50
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-51
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-52
THE OFFER......................................    S-55
  Terms of the Offer; Expiration Date..........    S-55
  Acceptance for Payment and Payment for
    Units......................................    S-55
  Procedure for Tendering Units................    S-56
  Withdrawal Rights............................    S-59

         5901


                                                  PAGE
                                                  -----
  Extension of Tender Period; Termination;
    Amendment..................................    S-59
  Prorations...................................    S-60
  Fractional OP Units..........................    S-60
  Future Plans of the AIMCO Operating
    Partnership................................    S-60
  Voting by the AIMCO Operating Partnership....    S-61
  Dissenters' Rights...........................    S-61
  Conditions of the Offer......................    S-61
  Effects of the Offer.........................    S-64
  Certain Legal Matters........................    S-64
  Fees and Expenses............................    S-66
  Accounting Treatment.........................    S-66
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-67
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-67
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-68
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-68
  Disguised Sale Treatment.....................    S-68
  Adjusted Tax Basis...........................    S-69
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-69
  Passive Activity Losses......................    S-69
  Tax Reporting................................    S-70
  Foreign Offerees.............................    S-70
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-70
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-72
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-80
DESCRIPTION OF PREFERRED OP UNITS..............    S-85
  General......................................    S-85
  Ranking......................................    S-85



                                                  PAGE
                                                  -----
  Distributions................................    S-85
  Allocation...................................    S-86
  Liquidation Preference.......................    S-86
  Redemption...................................    S-87
  Voting Rights................................    S-87
  Restrictions on Transfer.....................    S-88
  Description of Class I Preferred Stock.......    S-88
  Comparison of Preferred OP Units and Class I
    Preferred Stock............................    S-90
CONFLICTS OF INTEREST..........................    S-94
  Conflicts of Interest with Respect to the
    Offer......................................    S-94
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-94
  Competition Among Properties.................    S-94
  Features Discouraging Potential Takeovers....    S-94
  Future Exchange Offers.......................    S-94
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-95
LEGAL MATTERS..................................    S-96
EXPERTS........................................    S-96
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         5902

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, Jacques-Miller Associates, and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $4,331,000, less approximately $196,990 deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         5903


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         5904


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2012 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock

         5905


for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.

         5906


     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,416,546 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of

         5907


the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require balloon payments of $2,416,546. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.


     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or

         5908


       cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,758.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,420.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.



     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a

         5909

       fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         5910

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of [the/each] property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:



Net operating income........................................  $   466,000
Capitalization rate.........................................        10.75%
                                                              -----------
Gross valuation of partnership property.....................  $ 4,331,000
Plus: Cash and cash equivalents.............................      163,611
Plus: Other partnership assets, net of security deposits....      205,772
Less: Mortgage debt, including accrued interest.............   (3,063,493)
Less: Accounts payable and accrued expenses.................      (76,634)
Less: Other liabilities.....................................       (4,081)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,556,175
Less: Disposition fees......................................     (129,930)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (196,990)
Less: Closing costs.........................................     (108,275)
                                                              -----------
Estimated net valuation of your partnership.................    1,120,980
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................    1,120,980
          Total number of units.............................         51.0
                                                              -----------
Estimated valuation per unit................................       21,980
                                                              ===========
Cash consideration per unit.................................  $    21,980
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $21,980 by the $25 liquidation preference of each Preferred OP Unit to get 879.25 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $21,980 by a price of $38.69 to get 568.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         5911

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                                PER UNIT
                                                                --------
Cash offer consideration....................................    $ 21,980
Partnership Preferred Units.................................    $ 21,980
Partnership Common Units....................................    $ 21,980
Alternatives:
  Prices on secondary market................................
                                                                Not available
  Estimated liquidation proceeds............................    $ 21,980
  Estimated going concern value.............................    $ 18,450
  Alternative going concern value(1)........................    $ 21,880
  Net book value (deficit)..................................    $(21,667)


---------------


(1) Assumes sale of properties when balloon payments are due instead of refinancing the mortgages.


STANGER ANALYSIS


     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's

         5912

investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Woodmere Associates, L.P. is a Delaware limited partnership which was formed on May 28, 1985 for the purpose of owning and operating a single property located in Cincinnati, Ohio, known as "Woodmere Apartments." Woodmere Apartments consists of 150 units and was built in 1971. Your partnership has no employees. As of September 30, 1998, there were 51 units of limited partnership interest issued and outstanding, which were held of record by 41 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $1,887,000 of limited partnership units in 1985. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $2,766.47 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new capital or reinvest cash in new properties. Your partnership will terminate on December 31, 2012, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $2,855,355, payable to Marine Midland, Bank of America and FNMA, which bears interest at the rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $103,182, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         5913

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 879.25 of our Class Two Partnership Preferred Units;



     - 568.25 of our Partnership Common Units; or



     - $21,980 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 51 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 879.25 Preferred OP Units, 568.25 Common OP Units, or $21,980 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         5914

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         5915


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $21,980 in cash, 879.25 Preferred OP Units or 568.25 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         5916


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $21,980.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $20,490 for the fiscal year ended December 31, 1998. The property manager received management fees of $53,662 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $280,245 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         5917

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         5918

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(a)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(b)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         5919

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         5920


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         5921


           SUMMARY FINANCIAL INFORMATION OF WOODMERE ASSOCIATES, L.P.



     The summary financial information of Woodmere Associates, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Woodmere Associates, L.P. for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. The amounts for 1995, 1994 and 1993 are not included in this Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.



                           WOODMERE ASSOCIATES, L.P.



                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                           (IN THOUSANDS, EXCEPT PER UNIT INFORMATION)
Operating Data:
Total Revenues.................  $       777   $       780   $     1,057   $     1,013   $       995   $       976   $       937
  Net Income (Loss)............  $        25   $        61   $        73   $        (1)  $       (81)  $       (87)  $      (109)
    Net Income per limited
      partnership unit.........  $    488.75   $  1,188.85   $  1.417.06   $    (19.41)  $ (1,566.43)  $ (1,681.62)  $ (2,132.60)
    Distributions per limited
      partnership unit.........  $        --   $        --   $        --   $    977.15   $    772.70   $    995.14   $        --
    Distributions per limited
      partnership unit (which
      represent a return
      of capital)..............  $        --   $        --   $        --   $        --   $        --   $        --   $        --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                           (IN THOUSANDS, EXCEPT PER UNIT INFORMATION)
Balance Sheet Data:
  Cash and Cash Equivalents....  $       165   $       163   $       161   $       145   $       226   $       263   $       226
  Real Estate, Net of
    Accumulated Depreciation...  $     1,507   $     1,484   $     1,490   $     1,503   $     1,504   $     1,621   $     1,813
        Total Assets...........  $     1,942   $     1,936   $     1,954   $     1,956   $     2,070   $     2,256   $     2,450
  Notes Payable................  $     2,870   $     2,939   $     2,923   $     2,988   $     3,047   $     3,101   $     3,162
  General Partners'
    Capital/(Deficit)..........  $       (27)  $       (27)  $       (27)  $       (28)  $       (27)  $       (26)  $       (25)
  Limited Partners'
    Capital/(Deficit)..........  $    (1,054)  $    (1,090)  $    (1,078)  $    (1,150)  $    (1,100)  $      (980)  $      (843)
  Partners'
    Capital/(Deficit)..........  $    (1,081)  $    (1,117)  $    (1,105)  $    (1,178)  $    (1,127)  $    (1,006)  $      (868)
        Total Distributions....           --            --            --            50            40            51            --
  Book value per limited
    partnership unit...........  $(20,651.94)  $(21,365.51)  $(21,131.88)  $(22,548.94)  $(21,552.38)  $(19,213.28)  $(16,536.52)
  Net increase (decrease) in
    cash and cash
    equivalents................  $         4   $        18   $        16   $       (81)  $       (37)  $        37   $         6
  Net cash provided by
    operating activities.......  $       185   $       156   $       214   $       141   $       152   $       221   $       143
  Ratio of earnings to fixed
    charges....................       1.13/1        1.30/1        1.27/1        1.00/1        0.71/1        0.70/1        0.58/1

         5922

                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO         WOODMERE
                                                               OPERATING     ASSOCIATES,
                                                              PARTNERSHIP        L.P.
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,420.63      $       0
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,758.50      $       0

         5923

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         5924

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $4,331,000 less approximately $196,990 of deferred maintenance and investment. It is possible that the sale of the properties could result in you receiving more per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no

         5925


present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         5926


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of 2012 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to

         5927


sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER

     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer,

         5928


removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of units without the consent of your general partner (which is our subsidiary). Such consent may be withheld by your general partner in its sole discretion. Your general partner may withhold its consent if such transfer would result in the termination of your partnership for tax purposes which would occur if 50% or more of the total interest in your partnership is transferred within a 12-month period. If we acquire a significant percentage of the interest in your partnership, your general partner may not consent to a transfer for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $2,416,546 of balloon payments due on its mortgage debt in November 2002. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.



                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.

         5929

                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest, consisting of a 0% limited partnership interest and a .992% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or

         5930


have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.


ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its

         5931

assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).


     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in November 2002 and require balloon payments totaling $2,416,546. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2002 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered



     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's properties would require a vote of the limited partner owning a majority of the outstanding units. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and

         5932


possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,758.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

         5933

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid no distributions for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,420.63 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.

         5934


     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition C (fair). Generally, we assign an initial capitalization rate of 10.50% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. Your property's mortgage debt bears interest at 7.60% per annum, which resulted in an increase from the initial capitalization rate of 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 remained relatively unchanged compared to 1997, we made no further revision of the capitalization rate, resulting in a final capitalization rate of 10.75%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Woodmere Apartments......................       $466,000             10.75%         $4,331,000
                                                                                    ----------


---------------


     (1) The total net operating income is equal to total revenues of $1,041,348, less total expenses of $530,757 and recurring replacement costs of $45,000.

         5935


     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $1,120,980. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.


Net operating income........................................  $   466,000
Capitalization rate.........................................        10.75%
                                                              -----------
Gross valuation of partnership properties...................    4,331,000
Plus: Cash and cash equivalents.............................      163,611
Plus: Other partnership assets, net of security deposits....      205,772
Less: Mortgage debt, including accrued interest.............   (3,063,493)
Less: Accounts payable and accrued expenses.................      (76,634)
Less: Other liabilities.....................................       (4,081)
                                                              -----------
Partnership valuation before taxes and certain costs........    1,556,175
Less: Disposition fees......................................     (129,930)
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (196,990)
Less: Closing costs.........................................     (108,275)
                                                              -----------
Estimated net valuation of your partnership.................    1,120,980
Percentage of estimated net valuation allocated to holders
  of units..................................................       100.00%
                                                              -----------
Estimated net valuation of units............................    1,120,980
          Total number of units.............................         51.0
Estimated valuation per unit................................       21,980
                                                              ===========
Cash consideration per unit.................................       21,980
                                                              ===========



     In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $21,980 by the $25 liquidation preference of each Preferred OP Unit to get 879.25 Preferred OP Units per unit.



     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $21,980 by a price of $38.69 to get 568.25 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $1,120,980 or .20% is the net valuation of your partnership.

         5936


                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has decreased from $61,000 for the nine months ended September 30, 1997 to $25,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.

         5937


        11. The estimated unit value of $21,980, based on a total estimated value of your partnership's property of $4,331,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $1,758.50 per year on the number of Preferred OP Units, or distributions of $1,420.63 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $0. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.


     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

         5938

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         5939


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2012, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer price............................................  $21,980
Partnership preferred units.................................   21,980(1)
Partnership common units....................................   21,980(1)
Alternatives:
                                                                  Not
  Prices on secondary market................................  Available
  Estimated liquidation proceeds............................  $21,980
  Estimated going concern value.............................  $18,450
  Net book value (deficit)..................................  $21,667
  Alternative going concern value...........................  $21,880(2)


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         5940

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 25%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $18,450 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $21,667 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.



  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $19,107 per unit, going concern value of $15,309 per unit and liquidation value of $17,093 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account

         5941


(i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $2,873, $6,671 and $4,887. In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and

         5942

analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses and forecasts prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


                                                               WOODMERE
                                                              APARTMENTS
                                                              ----------
Total Revenues..............................................  $1,114,548
Operating Expenses..........................................    (583,916)
Replacement Reserves -- Net.................................    (120,097)
Debt Service................................................    (323,814)
Capital Expenditures........................................      (5,200)
                                                              ----------
          Net Cash Flow.....................................  $  (81,521)
                                                              ==========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.



     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget

         5943


are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 10.75%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; (iii) extraordinary capital expenditure estimates in the amount of $196,990 and a disposition fee to the general partner of

         5944


$129,930. Stanger observed that your partnership liquidation value of $1,120,980 was divided by the total units outstanding of 51 to provide the liquidation value per unit of $21,980.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $466,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by:
(i) partnership administrative expenses of $40,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 11.25%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 25%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 13.3%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 51 to achieve management's estimate of going concern value of $20,729 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $21,980 per unit is equal to management's estimate of liquidation value, and reflects a 19% premium to management's estimate of going concern value. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year following closing, preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten-day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's common share price as of March 5, 1999. Stanger noted that commencing in the third year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.

         5945


     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, direct capitalization rate of 10.25%, transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10.75%. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 25% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 25% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.7% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $19,107, $15,309, and $17,093 representing discounts to the offer price of 13%, 30% and 22%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the

         5946

information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.


                                YOUR PARTNERSHIP


GENERAL



     Woodmere Associates, L.P., is a Delaware limited partnership which completed a private offering in 1985. Insignia acquired the general partner of your partnership in 1992. AIMCO acquired Insignia in October 1998. There are currently a total of 41 limited partners of your partnership and a total of 51 units of your

         5947


partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on May 28, 1985 for the purpose of owning an apartment property located in Cincinnati, Ohio, known as "Woodmere Apartments." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1971 and consists of 150 apartment units. There are 24 one-bedroom apartments, 84 two-bedroom apartments and 42 three-bedroom apartments. Your partnership's property had an average occupancy rate of approximately 92.98% in 1998, 92.67% in 1997 and 92.67% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $196,990 and are intended to be paid for out of cash flow or borrowings. Renovation items include exterior paint, stairwells, balconies, sidewalks, parking lot, and pool.



     Set forth below are the average rents for the apartments for the last five years:



  1997    1996    1995    1994    1993
  ----    ----    ----    ----    ----
  $551    $518    $518    $511    $495



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $76,925 of $1,414,000 of assessed valuation with a current yearly tax rate of 5.44%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 5.71% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2012 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited

         5948


partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to improve in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 93% and $539, respectively, at December 31, 1998, compared to 93% and $551, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy and rental rates to improve in the near future because the Cincinnati market is economically strong. In addition, the general partner noted that it expects to spend approximately $196,990 for capital improvements at the property in 1999 to repair and improve the property's exterior paint, stairwells, balconies, sidewalks, parking lot and pool. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."



BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $2,855,355, payable to Marine Midland, Bank of America and FNMA, which bears interest at a rate of 7.60%. The mortgage debt is due on November 2002. Your partnership also has a second mortgage note outstanding of $103,182, on the same terms as the current mortgage note. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.

         5949


COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $1,887,000 of limited partnership units in 1985. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2012, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partner of your partnership will not incur any liability to your partnership or any limited partner for any mistakes or errors in judgment or for any acts or omissions believed by the general partner in good faith to be within the scope of authority conferred upon it by your partnership agreement. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will, to the extent permitted by law, indemnify and save harmless the general partner against and from any personal loss, liability (including attorneys' fees) or damage incurred by it as the result of any act or omission in its capacity as general partner unless such loss, liability or damage results from gross negligence or willful misconduct by the general partner. As part of its assumption of liabilities in the consolidation, AIMCO will indemnify the general partner of your partnership and their affiliates for periods prior to and following the consolidation to the extent of the indemnity under the terms of your partnership's agreement of limited partnership and applicable law.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.

         5950


DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $37,000.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $    0          $  0                  $0             $     0
1994...................................   1,000             0                   0              12,750
1995...................................     776           397                   0               9,801
1996...................................     990           506                   0              12,496
1997...................................       0             0                   0                   0
1998...................................       0             0                   0                   0
                                         ------          ----                  --             -------
          Total........................  $2,766          $903                  $0             $35,047
                                         ======          ====                  ==             =======


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that there have been no sale transactions including transactions believed to be between related parties, family members or the same beneficial owner.



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a .992% interest in your partnership, including no limited partnership units held by us and the .992% interest held by us, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         5951


COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................    $23,249
1995........................................................     20,524
1996........................................................     30,000
1997........................................................     33,000
1998........................................................     20,490



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                               FEES
                            ----                              -------
1994........................................................  $49,536
1995........................................................   49,536
1996........................................................   50,000
1997........................................................   52,000
1998........................................................   53,662



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         5952


                         SELECTED FINANCIAL INFORMATION


                              OF YOUR PARTNERSHIP


SELECTED FINANCIAL INFORMATION


     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Woodmere Associates, L.P. taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from audited financial statements which are not included in this Prospectus Supplement. See "Index to Financial Statements."



                                                                              WOODMERE ASSOCIATES, LP
                                                        -------------------------------------------------------------------
                                                          SEPTEMBER 30,                      DECEMBER 31,
                                                        -----------------   -----------------------------------------------
                                                         1998      1997      1997      1996      1995      1994      1993
SELECTED FINANCIAL INFORMATION                          -------   -------   -------   -------   -------   -------   -------
Cash and Cash Equivalents.............................  $   165   $   163   $   161   $   145   $   226   $   263   $   226
Land & Building.......................................    4,723     4,582     4,618     4,513     4,410     4,319     4,254
Accumulated Depreciation..............................   (3,216)   (3,098)   (3,128)   (3,010)   (2,906)   (2,698)   (2,441)
Other Assets..........................................      270       289       303       308       340       372       411
                                                        -------   -------   -------   -------   -------   -------   -------
         Total Assets.................................  $ 1,942   $ 1,936   $ 1,954   $ 1,956   $ 2,070   $ 2,256   $ 2,450
                                                        =======   =======   =======   =======   =======   =======   =======
Notes Payable.........................................  $ 2,870   $ 2,939   $ 2,923     2,988   $ 3,047   $ 3,101   $ 3,162
Other Liabilities.....................................      153       114       136       146       150       161       156
                                                        -------   -------   -------   -------   -------   -------   -------
         Total Liabilities............................  $ 3,023     3,053     3,059     3,134     3,197     3,262     3,318
                                                        -------   -------   -------   -------   -------   -------   -------
Partners Deficit......................................  $(1,081)  $(1,117)  $(1,105)  $(1,178)  $(1,127)  $(1,006)  $  (868)
                                                        =======   =======   =======   =======   =======   =======   =======



                                                                         WOODMERE ASSOCIATES, LP
                                             --------------------------------------------------------------------------------
                                             FOR THE NINE MONTHS
                                                    ENDED                              FOR THE YEAR ENDED
                                                SEPTEMBER 30,                             DECEMBER 31,
                                             -------------------   ----------------------------------------------------------
                                              1998       1997        1997       1996        1995         1994         1993
                                             -------   ---------   ---------   -------   ----------   ----------   ----------
Rental Revenue.............................  $   716   $     735   $     992   $   932   $      932   $      921   $      891
Other Income...............................       61          45          65        81           63           55           46
                                             -------   ---------   ---------   -------   ----------   ----------   ----------
         Total Revenue.....................      777         780       1,057     1,013          995          976          937
                                             -------   ---------   ---------   -------   ----------   ----------   ----------
Operating Expenses.........................      374         349         482       554          517          421          428
General & Administrative...................       30          22          36        10           10           33           52
Depreciation...............................       89          89         118       104          208          257          253
Interest Expense...........................      199         204         272       277          281          286          259
Property Taxes.............................       60          55          76        69           60           66           54
                                             -------   ---------   ---------   -------   ----------   ----------   ----------
         Total Expenses....................      752         719         984     1,014        1,076        1,063        1,046
                                             -------   ---------   ---------   -------   ----------   ----------   ----------
Net Income before extraordinary items......  $    25   $      61   $      73   $    (1)  $      (81)  $      (87)  $     (109)
                                             =======   =========   =========   =======   ==========   ==========   ==========
Extraordinary Items........................       --          --          --        --           --           --           --
                                             -------   ---------   ---------   -------   ----------   ----------   ----------
Net Income.................................  $    25   $      61   $      73   $    (1)  $      (81)  $      (87)  $     (109)
                                             =======   =========   =========   =======   ==========   ==========   ==========
Net Income per limited partnership unit....  $488.75   $1,188.85   $1,417.06   $(19.41)  $(1,566.43)  $(1,681.62)  $(2,132.60)
                                             =======   =========   =========   =======   ==========   ==========   ==========
Distributions per limited partnership
  unit.....................................  $    --   $      --   $      --   $977.15   $   772.70   $   995.14   $       --
                                             =======   =========   =========   =======   ==========   ==========   ==========

         5953


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $25,000 for the nine months ended September 30, 1998, compared to $61,000 for the nine months ended September 30, 1997. The decrease in net income of $36,000 was primarily the result of an increase in operating and general and administrative expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $777,000 for the nine months ended September 30, 1998, compared to $780,000 for the nine months ended September 30, 1997, a decrease of $3,000, or 0.38%. The Partnership increased rental rates by an average of 4.4%, which was partially offset by a decrease in occupancy of 2.5% to 92.2%. In addition, bad debt expense increased $14,000. The increase in Other Income of $16,000 was due to higher cleaning and damage fees, lease cancellation fees and pet fees.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $374,000 for the nine months ended September 30, 1998, compared to $349,000 for the nine months ended September 30, 1997, an increase of $25,000, or 7%. The increase is due to higher advertising costs and maintenance expenses. The increase in advertising is due to management's efforts to increase occupancy. The Partnership incurred higher HVAC and yard maintenance costs during 1998 as compared to the corresponding period for 1997. Partnership Property management expenses totaled $40,000 for both periods.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses increased $8,000 for the nine months ended September 30, 1998, compared to the corresponding period for 1997. This increase is due primarily to higher asset management fees charged by affiliates of the General Partner for handling partnership administrative matters.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $199,000 for the nine months ended September 30, 1998, compared to $204,000 for the nine months ended September 30, 1997, a decrease of $5,000, or 2.5%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.

         5954


  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized net income of $73,000 for the year ended December 31, 1997, compared to a net loss of $1,000 for the year ended December 31, 1996. The increase in net income of $74,000 was primarily the result of an increase in revenues and a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,057,000 for the year ended December 31, 1997, compared to $1,013,000 for the year ended December 31, 1996, an increase of $44,000, or 4.34%. This increase is due primarily to a 4% increase in occupancy, along with a slight increase in the rental rates. Partially off-setting the increase was lower revenues for laundry income.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $482,000 for the year ended December 31, 1997, compared to $554,000 for the year ended December 31, 1996, a decrease of $72,000 or 13%. The decrease is primarily due to lower maintenance costs as the property incurred parking lot and exterior painting expenses during 1996, with no similar projects during 1997. Property taxes increased $7,000 due to an increase in the assessed value for the property. Management expenses totaled $52,000 for the year ended December 31, 1997, compared to $51,000 for the year ended December 31, 1996, an increase of $1,000, or 2%.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $36,000, an increase of $20,000 for the year ended December 31, 1997, compared to the prior year. This increase is due primarily to general increases in partnership administrative and management costs.



     DEPRECIATION EXPENSE



     Depreciation expense increased $14,000 (13.5%) to $118,000 due primarily to capitalized additions to the investment property during the year ended December 31, 1997.



     INTEREST EXPENSE



     Interest expense totaled $272,000 for the year ended December 31, 1997, compared to $277,000 for the year ended December 31, 1996, a decrease of $5,000, or 1.8%. The decrease is a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1997.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership incurred a net loss of $1,000 for the year ended December 31, 1996, compared to a net loss of $81,000 for the year ended December 31, 1995. The decrease in the net loss of $80,000 was primarily the result of an increase in revenues and a decrease in depreciation expense. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $1,013,000 for the year ended December 31, 1996, compared to $995,000 for the year ended December 31, 1995, an increase of $18,000, or

         5955


1.8%. This increase is due primarily to a 4% increase in rental rates, coupled with a 2.8% increase in occupancy.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance, totaled $554,000 for the year ended December 31, 1996, compared to $517,000 for the year ended December 31, 1995, an increase of $37,000 or 7.2%. This increase is primarily due to parking lot and exterior painting expenses incurred during 1996, with no similar projects during 1995. Management expenses totaled $51,000 for the year ended December 31, 1996, compared to $50,000 for the year ended December 31, 1995, an increase of $1,000, or 2%.



     DEPRECIATION EXPENSE



     Depreciation expense decreased $104,000 (50%) to $104,000 as half of the initial costs of the buildings and improvements became fully depreciated during 1995.



     INTEREST EXPENSE



     Interest expense totaled $277,000 for the year ended December 31, 1996, compared to $281,000 for the year ended December 31, 1995, a decrease of $4,000, or 1.42%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $165,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $2,870,000. The mortgage requires monthly payments of approximately $27,000 until November, 2002, at which time a balloon payment of approximately $2,520,000 will be due. The note is collateralized by pledge of land and buildings and has a stated interest rate of 7.6%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         5956

                                   THE OFFER
TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 51 units of your partnership (up to 12.75 units) for consideration per unit of (i) 879.25 Preferred OP Units, (ii) 568.25 Common OP Units, or (iii) $21,980 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below).


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The offer consideration shall be reduced by any interim distributions made by your partnership between

         5957

  , 1999, and the expiration of the offer. See "-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         5958

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         5959

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         5960

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         5961

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         5962


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

         5963


after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

         5964

     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         5965


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

         5966


Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

         5967


heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

         5968

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         5969

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         5970


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         5971

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         5972


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         5973

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Delaware law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's           sooner pursuant to the terms of the AIMCO
Distributable Cash (as defined in your            Operating Partnership's agreement of limited
partnership's agreement of limited                partnership (the "AIMCO Operating
partnership). The termination date of your        Partnership Agreement") or as provided by
partnership is December 31, 2012.                 law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
develop, operate, lease, manage and hold for      Partnership is to conduct any business that
investment and production of income with          may be lawfully conducted by a limited
your partnership's property. Subject to           partnership organized pursuant to the
restrictions contained in your partnership's      Delaware Revised Uniform Limited Part-
agreement of limited partnership, your            nership Act (as amended from time to time,
partnership may perform all acts necessary,       or any successor to such statute) (the
advisable or convenient to the business of        "Delaware Limited Partnership Act"),
your partnership including borrowing money        provided that such business is to be
and creating liens.                               conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to qualify as a REIT. The AIMCO Operating
                                                  Partner-

         5974
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  ship is authorized to perform any and all
                                                  acts for the furtherance of the purposes and
                                                  business of the AIMCO Operating Partnership,
                                                  provided that the AIMCO Operating
                                                  Partnership may not take, or refrain from
                                                  taking, any action which, in the judgment of
                                                  its general partner could (i) adversely
                                                  affect the ability of AIMCO to continue to
                                                  qualify as a REIT, (ii) subject AIMCO to
                                                  certain income and excise taxes, or (iii)
                                                  violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 51 units for cash and       limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners, except that the admission of the        Unitholders is required in connection with
limited partners other than those who             the admission of any additional OP
purchase the 51 units and substituted             Unitholder. See "Description of OP
limited partners must be effected by an           Units -- Management by the AIMCO GP" in the
amendment to your partnership's agreement of      accompanying Prospectus. Subject to Delaware
limited partnership executed and                  law, any additional partnership interests
acknowledged by the general partner and all       may be issued in one or more classes, or one
the limited partners. No property other than      or more series of any of such classes, with
cash may be contributed by any limited            such designations, preferences and relative,
partner.                                          participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Under your partnership's agreement of             The AIMCO Operating Partnership may lend or
limited partnership, your partnership may         contribute funds or other assets to its
contract with the general partner or its          subsidiaries or other persons in which it
affiliates for various goods and services as      has an equity investment, and such persons
specified in your partnership's agreement         may borrow funds from the

         5975
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

of limited partnership, provided the terms        AIMCO Operating Partnership, on terms and
and conditions of such dealings are as            conditions established in the sole and
favorable as could be reasonably obtained         absolute discretion of the general partner.
from third parties offering similar goods         To the extent consistent with the business
and services of similar quality and               purpose of the AIMCO Operating Partnership
reliability. In addition, the partners are        and the permitted activities of the general
authorized to lend money to your partnership      partner, the AIMCO Operating Partnership may
on commercially reasonable terms without          transfer assets to joint ventures, limited
notification to any of the other partners         liability companies, partnerships,
and all or a portion of your partnership's        corporations, business trusts or other
property may be conveyed as security for any      business entities in which it is or thereby
indebtedness; provided that such borrowing        becomes a participant upon such terms and
from and granting of security to limited          subject to such conditions consistent with
partners may be undertaken only the extent        the AIMCO Operating Partnership Agreement
allowed under applicable law. All advances        and applicable law as the general partner,
by any partner will be considered a loan and      in its sole and absolute discretion,
the time and amount of the repayment of such      believes to be advisable. Except as
loans will be in the sole discretion of the       expressly permitted by the AIMCO Operating
general partners; provided that interest on       Partnership Agreement, neither the general
such loans shall accrue at the greater of         partner nor any of its affiliates may sell,
2 1/2% over the prime interest rate charged       transfer or convey any property to the AIMCO
by the Third National Bank in Nashville,          Operating Partnership, directly or
adjusted monthly or the general partner's         indirectly, except pursuant to transactions
accrual interest cost in borrowing such           that are determined by the general partner
amounts. The principal and interest with          in good faith to be fair and reasonable.
respect to such loans will be fully paid
prior to the distributions of funds to the
partners unless such loans contain a
specific provision to the contrary. Any
partner who loans money to your partnership
will be considered an unrelated creditor
with respect to such loan to the extent
allowed by applicable law.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to obtain a loan of up to              contains no restrictions on borrowings, and
$1,650,000 from an institutional lender and       the general partner has full power and
a loan in the amount of up to $1,050,000          authority to borrow money on behalf of the
from an affiliate of the general partner and      AIMCO Operating Partnership. The AIMCO
to execute, acknowledge and deliver such          Operating Partnership has credit agreements
documents and instruments, including              that restrict, among other things, its
promissory notes, collection agreements,          ability to incur indebtedness.
deeds to secure debts, deeds of trust,
mortgages, assignments and other documents
and security instruments as may be necessary
or desirable in connection with obtaining
such loan and also borrow money in the
ordinary course of business and as security
therefor to mortgage all or any part of the
real property of your partnership.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles a limited partner to         written demand with a statement of the
inspect the register containing the names         purpose of such demand and at such OP
and addresses of all limited partners at all      Unitholder's own expense, to obtain a
reasonable times at the principal office of       current list of the name and last known
your partnership.                                 business, residence or mailing address of
                                                  the general partner and each other OP
                                                  Unitholder.

         5976
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP


                               Management Control


The managing general partner of your              All management powers over the business and
partnership is primarily responsible for the      affairs of the AIMCO Operating Partnership
day-to-day operations of your partnership.        are vested in AIMCO-GP, Inc., which is the
The general partners represent your               general partner. No OP Unitholder has any
partnership in all transactions with third        right to participate in or exercise control
parties, unless they designate in writing         or management power over the business and
another person as representative of your          affairs of the AIMCO Operating Partner-
partnership. No limited partner has any           ship. The OP Unitholders have the right to
right or power to take part in any way in         vote on certain matters described under
the control of your partnership business          "Comparison of Your Units and AIMCO OP
except as may be expressly provided in your       Units -- Voting Rights" below. The general
partnership's agreement of limited                partner may not be removed by the OP
partnership or by applicable statutes.            Unitholders with or without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership will not incur any               Agreement, the general partner is not liable
liability to your partnership or any limited      to the AIMCO Operating Partnership for
partner for any mistakes or errors in judg-       losses sustained, liabilities incurred or
ment or for any acts or omissions believed        benefits not derived as a result of errors
by the general partner in good faith to be        in judgment or mistakes of fact or law of
within the scope of authority conferred upon      any act or omission if the general partner
it by your partnership agreement. In              acted in good faith. The AIMCO Operating
addition, your partnership will, to the           Partnership Agreement provides for
extent permitted by law, indemnify and save       indemnification of AIMCO, or any director or
harmless the general partner against and          officer of AIMCO (in its capacity as the
from any per-                                     previous

         5977
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

sonal loss, liability (including attorneys'       general partner of the AIMCO Operating
fees) or damage incurred by it as the result      Partnership), the general partner, any
of any act or omission in its capacity as         officer or director of general partner or
general partner unless such loss, liability       the AIMCO Operating Partnership and such
or damage results from gross negligence or        other persons as the general partner may
willful misconduct by the general partner.        designate from and against all losses,
                                                  claims, damages, liabilities, joint or
                                                  several, expenses (including legal fees),
                                                  fines, settlements and other amounts
                                                  incurred in connection with any actions
                                                  relating to the operations of the AIMCO
                                                  Operating Partnership, as set forth in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  Delaware Limited Partnership Act provides
                                                  that subject to the standards and
                                                  restrictions, if any, set forth in its
                                                  partnership agreement, a limited partnership
                                                  may, and shall have the power to, indemnify
                                                  and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, the limited partners         partner has exclusive management power over
may remove a general partner following            the business and affairs of the AIMCO
notice and failure to cure the injury to          Operating Partnership. The general partner
your partnership within a reasonable time         may not be removed as general partner of the
for cause upon the vote of the limited            AIMCO Operating Partnership by the OP
partners holding 67% of the then outstanding      Unitholders with or without cause. Under the
units. A general partner may withdraw             AIMCO Operating Partnership Agreement, the
voluntarily from your partnership with the        general partner may, in its sole discretion,
consent of holders of 67% of the then             prevent a transferee of an OP Unit from
outstanding units. A substitute general           becoming a substituted limited partner
partner may be elected upon the affirmative       pursuant to the AIMCO Operating Partnership
vote of limited partners owning 51% of the        Agreement. The general partner may exercise
units. A limited partner may not transfer         this right of approval to deter, delay or
his interests without the consent of the          hamper attempts by persons to acquire a
general partner which may be withheld at the      controlling interest in the AIMCO Operating
sole discretion of the general partner.           Partnership. Additionally, the AIMCO
                                                  Operating Partnership Agreement contains
                                                  restrictions on the ability of OP
                                                  Unitholders to transfer their OP Units. See
                                                  "Description of OP Units -- Transfers and
                                                  Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


Your partnership's agreement of limited           With the exception of certain circumstances
partnership may be amended by the limited         set forth in the AIMCO Operating Partnership
partners owning                                   Agreement,

         5978
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

more than 67% of the units. Any amendment         whereby the general partner may, without the
which alters a limited partner's interest in      consent of the OP Unitholders, amend the
the capital profits or Distributable Cash of      AIMCO Operating Partnership Agreement,
your partnership must be approved by the          amendments to the AIMCO Operating
affected partner and the general partner          Partnership Agreement require the consent of
except in limited circumstances described in      the holders of a majority of the outstanding
your partnership's agreement of limited           Common OP Units, excluding AIMCO and certain
partnership. Such proposed amendments may be      other limited exclusions (a "Majority in
presented to the limited partners upon the        Interest"). Amendments to the AIMCO
motion of the general partners or receipt of      Operating Partnership Agreement may be
a written request executed by limited             proposed by the general partner or by
partners owning at least 10% of the units         holders of a Majority in Interest. Following
then outstanding. For purposes of obtaining       such proposal, the general partner will
the consent of the limited partners, the          submit any proposed amendment to the OP
general partner may require a response            Unitholders. The general partner will seek
within a specified time, not less than            the written consent of the OP Unitholders on
thirty days from the submission of the            the proposed amendment or will call a
proposal to the limited partners. Failure to      meeting to vote thereon. See "Description of
respond in such time will constitute a vote       OP Units -- Amendment of the AIMCO Operating
which is consistent with the general              Partnership Agreement" in the accompanying
partner's recommendation with respect to          Prospectus.
such proposal.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives an annual fee of 1% of the gross         its capacity as general partner of the AIMCO
collected income from your partnership's          Operating Partnership. In addition, the
property. Moreover, the general partner or        AIMCO Operating Partnership is responsible
certain affiliates may be entitled to             for all expenses incurred relating to the
compensation for additional services              AIMCO Operating Partnership's ownership of
rendered.                                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, the liability of each        gross negligence, no OP Unitholder has
of the limited partners for his share of the      personal liability for the AIMCO Operating
losses and debts of your partnership shall        Partnership's debts and obligations, and
be limited to the total capital contribution      liability of the OP Unitholders for the
of such limited partners (subject to the          AIMCO Operating Partnership's debts and
terms and conditions pursuant to which such       obligations is generally limited to the
capital contribution is to be paid) plus, to      amount of their investment in the AIMCO
the extent that such limited partner              Operating Partnership. However, the
rightfully has received the return of such        limitations on the liability of limited
capital contribution, any sum, not in excess      partners for the obligations of a limited
of such return, necessary to discharge            partnership have not been clearly
liabilities of your partnership to all            established in some states. If it were
creditors who extended credit before such         determined that the AIMCO Operating Part-
return, provided that the liability with          nership had been conducting business in any
respect to rightfully returned capital            state without compliance with the applicable
contribution is limited to one year from the      limited partnership statute, or that the
date of such return.                              right or the exercise of the right by the
                                                  holders of OP Units as a group to

         5979
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  make certain amendments to the AIMCO
                                                  Operating Partnership Agreement or to take
                                                  other action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a
                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


Under your partnership's agreement of             Unless otherwise provided for in the
limited partnership, the general partner          relevant partnership agreement, Delaware law
must devote such of its time and that of its      generally requires a general partner of a
employees to your partnership business as         Delaware limited partnership to adhere to
may be reasonably necessary to carry on and       fiduciary duty standards under which it owes
conduct your partnership's business. The          its limited partners the highest duties of
general partner must use its best effort to       good faith, fairness and loyalty and which
do all other things and perform such other        generally prohibit such general partner from
duties as may be reasonably necessary to the      taking any action or engaging in any
successful operation of your partnership and      transaction as to which it has a conflict of
the general partner must act as a fiduciary       interest. The AIMCO Operating Partnership
with respect to the assets and business of        Agreement expressly authorizes the general
your partnership. The general partner and         partner to enter into, on behalf of the
its affiliates may engage in whatever             AIMCO Operating Partnership, a right of
activities they choose, whether the same be       first opportunity arrangement and other
competitive with your partnership or              conflict avoidance agreements with various
otherwise, including, without limitation,         affiliates of the AIMCO Operating
the acquisition, ownership, financing,            Partnership and the general partner, on such
syndication, development, improvement,            terms as the general partner, in its sole
leasing, operation, management and brokerage      and absolute discretion, believes are
of real property (including real property         advisable. The AIMCO Operating Partnership
that may be in the vicinity of a competitive      Agreement expressly limits the liability of
with real property owned by your                  the general partner by providing that the
partnership), without having or incurring         general partner, and its officers and
any obligation to disclose or to offer any        directors will not be liable or accountable
interest in such activities to your partner-      in damages to the AIMCO Operating
ship or the partners. See "Your                   Partnership, the limited partners or as-
Partnership -- Fiduciary Responsibility of        signees for errors in judgment or mistakes
the General Partner of Your Partnership."         of fact or law or of any act or omission if
                                                  the general partner or such director or
In general, your partnership's agreement of       officer acted in good faith. See
limited partnership and the AIMCO Operating       "Description of OP Units -- Fiduciary
Partnership Agreement have limitations on         Responsibilities" in the accompanying
the liability of the general partner but          Prospectus.
such limitations differ in terms and provide
more protection for the general partner of
the AIMCO Operating Partnership.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.

         5980
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded partnership", in which
                                                  case income and loss from the AIMCO
                                                  Operating Partnership can only be offset
                                                  against other income and loss from the AIMCO
                                                  Operating Partnership). Income of the AIMCO
                                                  Operating Partnership, however, attributable
                                                  to dividends from the Management
                                                  Subsidiaries (as defined below) or interest
                                                  paid by the Management Subsidiaries does not
                                                  qualify as passive activity income and
                                                  cannot be offset against losses from
                                                  "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

         5981

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terest entitling each partner to    holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-
                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units, the            have the same voting rights       as certain amendments and
limited partners may elect a      as holders of the Common OP       termination of the AIMCO
general partner and approve       Units. See "Description of        Operating Partnership
or disapprove the sale of         OP Units" in the accompany-       Agreement and certain
all or a material portion of      ing Prospectus. So long as        transactions such as the
your partnership's property.      any Preferred OP Units are        institution of bankruptcy
The approval of holders of        outstanding, in addition to       proceedings, an assignment
67% of the outstanding units      any other vote or consent of      for the benefit of creditors
is necessary to remove a          partners required by law or       and certain transfers by the
general partner, approve the      by the AIMCO Operating            general partner of its
withdrawal of a general           Partnership Agreement, the        interest in the AIMCO
partner, amend your               affirmative vote or consent       Operating Partnership or the
partnership's agreement of        of holders of at least 50%        admission of a successor
limited partnership, subject      of the outstanding Preferred      general partner.
to certain limitations, and       OP Units will be necessary
terminate your partnership.       for effecting any amendment       Under the AIMCO Operating
                                  of any of the provisions of       Partnership Agreement, the
A general partner may cause       the Partnership Unit              general partner has the
the dissolution of the            Designation of the Preferred      power to effect the
partnership by retiring.          OP Units that materially and      acquisition, sale, transfer,
Upon such event, within           adversely affects the rights      exchange or other
ninety days of the                or preferences of the             disposition of any assets of
retirement, the limited           holders of the Preferred OP       the AIMCO Operating
partners owning 67% of the        Units. The creation               Partnership (including, but
units may vote to continue                                          not limited to, the exercise
the business of your                                                or
partnership.

         5982
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

If no general partner             or issuance of any class or       grant of any conversion,
remains, all of the limited       series of partnership units,      option, privilege or
partner by unanimous consent      including, without                subscription right or any
may vote to reform your           limitation, any partner-          other right available in
partnership and the limited       ship units that may have          connection with any assets
partners holding 67% of the       rights senior or superior to      at any time held by the
units may elect one or more       the Preferred OP Units,           AIMCO Operating Partnership)
successor general partner to      shall not be deemed to            or the merger,
continue the business of          materially adversely affect       consolidation,
your partnership. In such an      the rights or preferences of      reorganization or other
event of such reformation,        the holders of Preferred OP       combination of the AIMCO
your partnership will dis-        Units. With respect to the        Operating Partnership with
solve and all of its assets       exercise of the above             or into another entity, all
and liability will be             described voting rights,          without the consent of the
contributed to a new              each Preferred OP Units           OP Unitholders.
partnership and all parties       shall have one (1) vote per
of your partnership will          Preferred OP Unit.                The general partner may
become parties to the new                                           cause the dissolution of the
partnership.                                                        AIMCO Operating Partnership
                                                                    by an "event of withdrawal,"
In general, you have greater                                        as defined in the Delaware
voting rights in your                                               Limited Partnership Act
partnership than you will                                           (including, without limi-
have as an OP Unitholder. OP                                        tation, bankruptcy), unless,
Unitholders cannot remove                                           within 90 days after the
the general partner of the                                          withdrawal, holders of a
AIMCO Operating Partnership.                                        "majority in interest," as
                                                                    defined in the Delaware
                                                                    Limited Partnership Act,
                                                                    agree in writing, in their
                                                                    sole and absolute
                                                                    discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to
refinancing, is to be             Operating Partner-

         5983
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

shared among the partners.        ship, quarterly cash              cause the AIMCO Operating
Distributions of                  distributions at the rate of      Partnership to distribute
Distributable Cash are to be      $0.50 per Preferred OP Unit;      quarterly all, or such
made quarterly on or about        provided, however, that at        portion as the general
January 15, April 15, July        any time and from time to         partner may in its sole and
15 and October 15. The dis-       time on or after the fifth        absolute discretion
tributions payable to the         anniversary of the issue          determine, of Available Cash
partners are not fixed in         date of the Preferred OP          (as defined in the AIMCO
amount and depend upon the        Units, the AIMCO Operating        Operating Partnership
operating results and net         Partnership may adjust the        Agreement) generated by the
sales or refinancing pro-         annual distribution rate on       AIMCO Operating Partnership
ceeds available from the          the Preferred OP Units to         during such quarter to the
disposition of your               the lower of (i) 2.00% plus       general partner, the special
partnership's assets.             the annual interest rate          limited partner and the
                                  then applicable to U.S.           holders of Common OP Units
                                  Treasury notes with a             on the record date es-
                                  maturity of five years, and       tablished by the general
                                  (ii) the annual dividend          partner with respect to such
                                  rate on the most recently         quarter, in accordance with
                                  issued AIMCO non-convertible      their respective interests
                                  preferred stock which ranks       in the AIMCO Operating
                                  on a parity with its Class H      Partnership on such record
                                  Cumulative Preferred Stock.       date. Holders of any other
                                  Such distributions will be        Preferred OP Units issued in
                                  cumulative from the date of       the future may have priority
                                  original issue. Holders of        over the general partner,
                                  Preferred OP Units will not       the special limited partner
                                  be entitled to receive any        and holders of Common OP
                                  distributions in excess of        Units with respect to
                                  cumulative distributions on       distributions of Available
                                  the Preferred OP Units. No        Cash, distributions upon
                                  interest, or sum of money in      liquidation or other
                                  lieu of interest, shall be        distributions. See "Per
                                  payable in respect of any         Share and Per Unit Data" in
                                  distribution payment or pay-      the accompanying Prospectus.
                                  ments on the Preferred OP
                                  Units that may be in              The general partner in its
                                  arrears.                          sole and absolute discretion
                                                                    may distribute to the OP
                                  When distributions are not        Unitholders Available Cash
                                  paid in full upon the             on a more frequent basis and
                                  Preferred OP Units or any         provide for an appropriate
                                  Parity Units (as defined          record date.
                                  below), all distributions
                                  declared upon the Preferred       The AIMCO Operating Partner-
                                  OP Units and any Parity           ship Agreement requires the
                                  Units shall be declared           general partner to take such
                                  ratably in proportion to the      reasonable efforts, as
                                  respective amounts of             determined by it in its sole
                                  distributions accumulated,        and absolute discretion and
                                  accrued and unpaid on the         consistent with AIMCO's
                                  Preferred OP Units and such       qualification as a REIT, to
                                  Parity Units. Unless full         cause the AIMCO Operating
                                  cumulative distributions on       Partnership to distribute
                                  the Preferred OP Units have       sufficient amounts to en-
                                  been declared and paid,           able the general partner to
                                  except in limited circum-         transfer funds to AIMCO and
                                  stances, no distributions         enable AIMCO to pay stock-
                                  may be declared or paid or        holder dividends that will
                                  set apart for payment by the
                                  AIMCO Operating Partnership
                                  and no other dis-

         5984
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  tribution of cash or other        (i) satisfy the requirements
                                  property may be declared or       for qualifying as a REIT
                                  made, directly or                 under the Code and the
                                  indirectly, by the AIMCO          Treasury Regulations and
                                  Operating Partnership with        (ii) avoid any Federal
                                  respect to any Junior Units       income or excise tax
                                  (as defined below), nor           liability of AIMCO. See
                                  shall any Junior Units be         "Description of OP
                                  redeemed, purchased or            Units -- Distributions" in
                                  otherwise acquired for            the accompanying Prospectus.
                                  consideration, nor shall any
                                  other cash or other property
                                  be paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person and such person will       and the Preferred OP Units        Operating Partnership
become a substitute limited       are not listed on any             Agreement restricts the
partner if: (1) a written         securities exchange. The          transferability of the OP
assignment has been duly          Preferred OP Units are            Units. Until the expiration
executed and acknowledged by      subject to restrictions on        of one year from the date on
the assignor and assignee         transfer as set forth in the      which an OP Unitholder
and delivered to the general      AIMCO Operating Partnership       acquired OP Units, subject
partner, (2) the approval of      Agreement.                        to certain exceptions, such
the general partner which                                           OP Unitholder may not
may be withheld in the sole       Pursuant to the AIMCO             transfer all or any por-
discretion and which will be      Operating Partnership             tion of its OP Units to any
withheld if the general           Agreement, until the              transferee without the
partner reasonably believes       expiration of one year from       consent of the general
that the transfer violates        the date on which a holder        partner, which consent may
applicable securities law or      of Preferred OP Units             be withheld in its sole and
results in adverse tax            acquired Preferred OP Units,      absolute discretion. After
consequences, including the       subject to certain                the expiration of one year,
termination of your               exceptions, such holder of        such OP Unitholder has the
partnership for tax               Preferred OP Units may not        right to transfer all or any
purposes, (3) the assignee        transfer all or any portion       portion of its OP Units to
has agreement to be bound by      of its Preferred OP Units to      any person, subject to the
all of the terms of your          any transferee without the        satisfaction of certain con-
partnership's agreement of        consent of the general            ditions specified in the
limited partnership and           partner, which consent may        AIMCO Operating Partnership
absolute discretion of the        be withheld in its sole and       Agreement, including the
general partner has been          absolute discretion. After        general partner's right of
granted, (4) the assignee         the expiration of one year,       first refusal. See
represents he is at least 18      such holders of Preferred OP      "Description of OP Units --
years of age, is a citizen        Units has the right to            Transfers and Withdrawals"
and resident of the U.S.,         transfer all or any portion       in the accompanying
has sufficient financial          of its Preferred OP Units to      Prospectus.
resources to maintain the         any person, subject to the
interest acquired and that        satisfaction of certain           After the first anniversary
he is not acquiring the           conditions specified in the       of becoming a holder of
interest with a view to           AIMCO Operating Partner-          Common OP Units, an OP
resell the interest and (5)       ship Agreement, including         Unitholder has the right,
the assignor and assignee         the general partner's right       subject to the terms and
have complied with such           of first refusal.                 conditions of the AIMCO
other conditions as set                                             Oper-
forth in

         5985
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


your partnership's agreement                                        ating Partnership Agreement,
of limited partnership.           After a one-year holding          to require the AIMCO
                                  period, a holder may redeem       Operating Partnership to
There are no redemption           Preferred OP Units and            redeem all or a portion of
rights associated with your       receive in exchange               the Common OP Units held by
units.                            therefor, at the AIMCO Oper-      such party in exchange for a
                                  ating Partnership's option,       cash amount based on the
                                  (i) subject to the terms of       value of shares of Class A
                                  any Senior Units (as defined      Common Stock. See "Descrip-
                                  below), cash in an amount         tion of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred Stock        elect to cause AIMCO to
                                  of AIMCO that pay an              acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         5986

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         5987

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         5988

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         5989

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         5990


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         5991


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         5992

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         5993

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         5994

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         5995

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $30,000 in 1996, $33,000 in 1997 and $20,490 in 1998. The property manager received management fees of $50,000 in 1996, $52,000 in 1997 and $53,662 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         5996

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $280,245 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................  $ 5,000
Legal Fees..................................................  $10,000
Printing Fees...............................................  $10,000
Stanger's Fees..............................................  $ 9,000
Other.......................................................  $11,000
                                                              -------
Total.......................................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         5997

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited the financial statements of Woodmere Associates, L.P. at December 31, 1997 and 1996, and for the years then ended, as set forth in their report. We've included the financial statements of Woodmere Associates, L.P. in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         5998


                           WOODMERE ASSOCIATES, L.P.



                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet -- As of September 30, 1998
  (unaudited)...............................................  F-2
Condensed Statements of Operations -- For the nine months
  ended September 30, 1998 and 1997 (unaudited).............  F-3
Condensed Statements of Cash Flows -- For the nine months
  ended September 30, 1998 and 1997 (unaudited).............  F-4
Note A -- Basis of Presentation (unaudited).................  F-4
Independent Auditors' Report................................  F-5
Balance Sheet -- As of December 31, 1997....................  F-6
Statements of Operations -- For the year ended December 31,
  1997......................................................  F-7
Statement of Partners' Deficit -- For the year ended
  December 31, 1997.........................................  F-8
Statement of Cash Flows -- For the year ended December 31,
  1997......................................................  F-9
Notes to Financial Statements...............................  F-10
Independent Auditors' Report................................  F-14
Balance Sheet -- As of December 31, 1996....................  F-15
Statements of Operations -- For the year ended December 31,
  1996......................................................  F-16
Statement of Partners' Deficit -- For the year ended
  December 31, 1996.........................................  F-17
Statement of Cash Flows -- For the year ended December 31,
  1996......................................................  F-18
Notes to Financial Statements...............................  F-19

         5999


                            WOODMERE ASSOCIATES, LP



                            CONDENSED BALANCE SHEET


                               SEPTEMBER 30, 1998


                                  (UNAUDITED)



                                     ASSETS



Cash and cash equivalents...................................                $   165,422
Receivables and Deposits....................................                     49,365
Restricted Escrows..........................................                    165,215
Other Assets................................................                     55,836
Investment Property:
  Land......................................................  $   255,000
  Building and related personal property....................    4,467,940
                                                              -----------
                                                                4,722,940
  Less: Accumulated depreciation............................   (3,216,524)    1,506,416
                                                              -----------   -----------
          Total Assets......................................                $ 1,942,254
                                                                            ===========

                           LIABILITIES AND PARTNERS' CAPITAL

Accounts payable............................................                $    64,623
Property Taxes Payable......................................                     59,681
Tenant Security Deposits....................................                     28,518
Notes Payable...............................................                  2,869,708
Partners' Capital...........................................                 (1,080,276)
                                                                            -----------
          Total Liabilities and Partners' Capital...........                $ 1,942,254
                                                                            ===========



                             See accompanying note.

         6000


                            WOODMERE ASSOCIATES, LP



                       CONDENSED STATEMENTS OF OPERATIONS


                                  (UNAUDITED)



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Revenues:
  Rental Income.............................................  $716,239   $734,822
  Other Income..............................................    60,803     44,899
                                                              --------   --------
          Total Revenues:...................................   777,042    779,721
Expenses:
  Operating Expenses........................................   374,016    349,454
  General and Administrative Expenses.......................    30,412     22,291
  Depreciation Expense......................................    88,500     88,500
  Interest Expense..........................................   199,255    203,506
  Property Tax Expense......................................    59,681     54,726
                                                              --------   --------
          Total Expenses:...................................   751,864    718,477
                                                              --------   --------
          Net Income........................................  $ 25,178   $ 61,244
                                                              ========   ========



                             See accompanying note.

         6001


                            WOODMERE ASSOCIATES, LP


                       CONDENSED STATEMENTS OF CASH FLOWS


                                  (UNAUDITED)



                                                               NINE MONTHS ENDED
                                                                  SEPTEMBER 30
                                                              --------------------
                                                                1998        1997
                                                              ---------   --------
Operating Activities:
  Net Income................................................  $  25,178   $ 61,244
  Adjustments to reconcile net income to net cash provided
     by operating Activities:
  Depreciation and Amortization.............................    115,472    114,574
  Changes in accounts:......................................         --         --
  Receivables and deposits and other assets.................     27,925     12,082
  Accounts Payable and accrued expenses.....................     16,822    (32,152)
                                                              ---------   --------
          Net cash provided by operating activities.........    185,397    155,748
                                                              ---------   --------
Investing Activities
  Property improvements and replacements....................   (104,916)   (68,779)
  Net (increase)/decrease in restricted escrows.............     (5,215)    (3,031)
                                                              ---------   --------
  Net cash used in investing activities.....................   (110,131)   (71,810)
                                                              ---------   --------
Financing Activities
  Distributions to partners.................................         --         --
  Payments on mortgage......................................    (70,844)   (66,021)
                                                              ---------   --------
  Net cash used in financing activities.....................    (70,844)   (66,021)
                                                              ---------   --------
          Net increase (decrease) in cash and cash
            equivalents.....................................      4,422     17,917
  Cash and cash equivalents at beginning of year............    161,000    145,000
                                                              ---------   --------
          Cash and cash equivalents at end of period........  $ 165,422   $162,917
                                                              =========   ========



NOTE A -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Woodmere Associates, L.P. as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.



     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         6002


                         REPORT OF INDEPENDENT AUDITORS



Members of the Partnership


Woodmere Associates, L.P.



     We have audited the accompanying balance sheet of Woodmere Associates, L.P., as of December 31, 1997, and the related statements of operations, partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmere Associates, L.P. at December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                            /s/  ERNST & YOUNG LLP



March 9, 1998


Greenville, South Carolina

         6003


                           WOODMERE ASSOCIATES, L.P.



                                 BALANCE SHEET


                               DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                     ASSETS



Cash and cash equivalents...................................            $   161
Receivables and deposits....................................                 76
Restricted escrows..........................................                160
Other assets................................................                 67
Investment property (Note B):
  Land......................................................  $   255
  Buildings and related personal property...................    4,363
                                                              -------
                                                                4,618
  Less accumulated depreciation.............................   (3,128)    1,490
                                                              -------   -------
                                                                        $ 1,954
                                                                        =======

LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accrued taxes.............................................            $    76
  Tenant security deposits..................................                 30
  Other liabilities.........................................                 30
  Mortgage notes payable (Note B)...........................              2,923
Partners' deficit...........................................             (1,105)
                                                                        -------
                                                                        $ 1,954
                                                                        =======



                            See accompanying notes.

         6004


                           WOODMERE ASSOCIATES, L.P.



                            STATEMENT OF OPERATIONS


                          YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



Revenues:
  Rental income.............................................         $  992
  Other income..............................................             65
                                                                     ------
                                                                      1,057
Expenses:
  Operating.................................................  $482
  General and administrative................................    36
  Depreciation..............................................   118
  Interest..................................................   272
  Property taxes............................................    76      984
                                                              ----   ------
Net income..................................................         $   73
                                                                     ======



                            See accompanying notes.

         6005


                           WOODMERE ASSOCIATES, L.P.



                         STATEMENT OF PARTNERS' DEFICIT


                          YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              LIMITED    GENERAL
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   -------
Partners' deficit at December 31, 1996......................  $(1,150)     $(28)    $(1,178)
  Net income................................................       72         1          73
                                                              -------      ----     -------
Partners' deficit at December 31, 1997......................  $(1,078)     $(27)    $(1,105)
                                                              =======      ====     =======



                            See accompanying notes.

         6006


                           WOODMERE ASSOCIATES, L.P.



                            STATEMENT OF CASH FLOWS


                          YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



Cash flows from operating activities
  Net income................................................  $  73
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    118
     Amortization of discounts and loan costs...............     36
     Changes in assets and liabilities:
       Receivables and deposits.............................      4
       Other assets.........................................     (7)
       Accounts payable.....................................    (25)
       Accrued taxes........................................      7
       Other liabilities....................................      8
                                                              -----
          Net cash provided by operating activities.........    214
                                                              -----
Cash flows from investing activities
  Property improvements and replacements....................   (105)
  Net deposits to restricted escrows........................     (5)
                                                              -----
          Net cash used in investing activities.............   (110)
                                                              -----
Cash flows from financing activities
  Payments on mortgage notes payable........................    (88)
                                                              -----
          Net increase in cash and cash equivalents.........     16
Cash and cash equivalents at December 31, 1996..............    145
                                                              -----
Cash and cash equivalents at December 31, 1997..............  $ 161
                                                              =====
Supplemental disclosure of cash flow information
  Cash paid for interest....................................  $ 236
                                                              =====



                            See accompanying notes.

         6007


                           WOODMERE ASSOCIATES, L.P.



                         NOTES TO FINANCIAL STATEMENTS


                               DECEMBER 31, 1997



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Woodmere Associates, L.P., is a Delaware limited partnership which began operations in 1985 with the purchase of an apartment complex in Cincinnati, Ohio. The Partnership's Managing General Partner is Jacques-Miller Associates.



  Investment Property



     The investment property is recorded at the Partnership's acquisition cost. Buildings and related personal property are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 25 years.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less.



  Income Taxes



     No provision has been made for Federal and state income taxes since such taxes are the personal responsibility of the partners.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.



  Partnership Allocations



     Net earnings or loss and taxable income or loss are allocated 99% to the limited partners and 1% to the general partners. Distributions of available cash or proceeds from financing or sale of the property are allocated among the limited partners and the general partners in accordance with the limited partnership agreement.



  Cash and Cash Equivalents



     It is the Partnership's policy to classify all liquid short-term investments with a maturity of three months or less as cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Tenant Security Deposits



     The Partnership requires security deposits from all apartment lessees for the duration of the lease and includes the deposits in "Receivables and deposits". Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit and the tenant is current on its rental payments.



  Restricted Escrows -- Reserve Account



     At the time of the refinancing of the mortgage notes payable in 1992, the Reserve Escrow was established with the refinancing proceeds. These funds were established to cover necessary repairs and replacements of existing improvements, debt service, out-of-pocket expenses incurred for ordinary and necessary

         6008

                           WOODMERE ASSOCIATES, L.P.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



administrative tasks, and payment of real property taxes and insurance premiums. The Partnership is required to deposit net operating income (as defined in the mortgage note) from the refinanced property to the reserve account until the reserve account equals $1,000 per apartment unit or $150,000 in total. At December 31, 1997, the reserve account balance was approximately $160,000.



  Loan Costs



     In connection with the refinancing of certain mortgage notes payable in 1992, loan costs of approximately $123,000 were incurred which are being amortized on a straight-line basis over the life of the loans. Accumulated amortization as of December 31, 1997, is approximately $63,000.



NOTE B -- MORTGAGE NOTES PAYABLE



     The principal terms of mortgage notes payable are as follows (dollar amounts in thousands):



                                              MONTHLY                          PRINCIPAL    PRINCIPAL
                                              PAYMENT     STATED                BALANCE     BALANCE AT
                                             INCLUDING   INTEREST   MATURITY    DUE AT     DECEMBER 31,
                 PROPERTY                    INTEREST      RATE       DATE     MATURITY        1997
                 --------                    ---------   --------   --------   ---------   ------------
Woodmere Apartments:
  1st mortgage.............................     $26        7.6%     11/15/02    $2,417        $2,951
  2nd mortgage.............................       1        7.6%     11/15/02       103           103
                                                ---                                           ------
                                                $27                                            3,054
Less unamortized discounts at 8.76%........                                                     (131)
                                                                                              ------
                                                                                              $2,923
                                                                                              ======



     Mortgages are collateralized by the related property and improvements of the Partnership.



     The Partnership exercised interest rate buy-down options when the debt was refinanced, reducing the stated rate from 8.76% to 7.60%. The fee for the interest rate reduction amounted to approximately $239,000 and is being amortized as a loan discount on the interest method over the life of the loans. The discount fee is reflected as a reduction of the mortgage notes payable and increases the effective rate of the debt to 8.76%.



     Scheduled principal payments of mortgage notes payable subsequent to December 31, 1997, are as follows (in thousands):



1998........................................................  $   95
1999........................................................     103
2000........................................................     111
2001........................................................     119
2002........................................................   2,626
                                                              ------
                                                              $3,054
                                                              ======



NOTE C -- RELATED PARTY TRANSACTIONS AND BALANCES



     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1997 (in thousands):



Property management fees....................................  $52
Reimbursements for services of affiliates...................   33

         6009

                           WOODMERE ASSOCIATES, L.P.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (In thousands)



                                                                          BUILDINGS        COST
                                                                         AND RELATED    CAPITALIZED
                                                                          PERSONAL     SUBSEQUENT TO
                   DESCRIPTION                     ENCUMBRANCES   LAND    PROPERTY      ACQUISITION
                   -----------                     ------------   ----   -----------   -------------
Woodmere.........................................     $3,054      $255     $3,886          $477
                                                      ======      ====     ======          ====



                         GROSS AMOUNT AT WHICH CARRIED


                                 (In thousands)



                                            BUILDINGS
                                           AND RELATED                                      DEPRECIABLE
                                            PERSONAL              ACCUMULATED      DATE       LIFE --
          DESCRIPTION              LAND     PROPERTY     TOTAL    DEPRECIATION   ACQUIRED      YEARS
          -----------             ------   -----------   ------   ------------   --------   ------------
Woodmere........................  $  255     $4,363      $4,618      $3,128        9/85         5-25
                                  ======     ======      ======      ======       =====        =====



     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):



INVESTMENT PROPERTY
Balance at beginning of year................................  $4,513
Property improvements.......................................     105
                                                              ------
Balance at end of year......................................  $4,618
                                                              ======



ACCUMULATED DEPRECIATION
Balance at beginning of year................................  $3,010
Property improvements.......................................     118
                                                              ------
Balance at end of year......................................  $3,128
                                                              ======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $4,618,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $3,031,000.



NOTE E -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         6010


                         REPORT OF INDEPENDENT AUDITORS



Members of the Partnership


Woodmere Associates, L.P.



     We have audited the accompanying balance sheet of Woodmere Associates, L.P., as of December 31, 1996, and the related statements of operations, partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmere Associates, L.P. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                            /s/  ERNST & YOUNG LLP



February 25, 1997


Greenville, South Carolina

         6011


                           WOODMERE ASSOCIATES, L.P.



                                 BALANCE SHEET


                               DECEMBER 31, 1996


                                 (IN THOUSANDS)



                                     ASSETS



Cash and cash equivalents:
  Unrestricted..............................................            $   145
  Restricted -- tenant security deposits....................                 30
Accounts receivable.........................................                  7
Escrow for taxes............................................                 43
Restricted escrows..........................................                155
Loan costs, net.............................................                 73
Investment property (Note B):
  Land......................................................  $   255
  Buildings and related personal property...................    4,258
                                                              -------
                                                                4,513
  Less accumulated depreciation.............................   (3,010)    1,503
                                                              -------   -------
                                                                        $ 1,956
                                                                        =======

LIABILITIES AND PARTNERS' DEFICIT

Liabilities:
  Accounts payable..........................................            $    25
  Accrued taxes.............................................                 69
  Tenant security deposits..................................                 30
  Other liabilities.........................................                 22
  Mortgage notes payable (Note B)...........................              2,988
Partners' deficit...........................................             (1,178)
                                                                        -------
                                                                        $ 1,956
                                                                        =======



                            See accompanying notes.

         6012


                           WOODMERE ASSOCIATES, L.P.



                            STATEMENT OF OPERATIONS


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



Revenues:
  Rental income.............................................         $  932
  Other income..............................................             81
                                                                     ------
                                                                      1,013
Expenses:
  Operating.................................................  $381
  General and administrative................................    10
  Maintenance...............................................   173
  Depreciation..............................................   104
  Interest..................................................   277
  Property taxes............................................    69    1,014
                                                              ----   ------
Net loss....................................................         $   (1)
                                                                     ======



                            See accompanying notes.

         6013


                           WOODMERE ASSOCIATES, L.P.



                         STATEMENT OF PARTNERS' DEFICIT


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



                                                              LIMITED    GENERAL
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   -------
Partners' deficit at December 31, 1995......................  $(1,099)     $(27)    $(1,126)
  Net loss..................................................       (1)       --          (1)
  Distributions.............................................      (50)       (1)        (51)
                                                              -------      ----     -------
Partners' deficit at December 31, 1996......................  $(1,150)     $(28)    $(1,178)
                                                              =======      ====     =======



                            See accompanying notes.

         6014


                           WOODMERE ASSOCIATES, L.P.



                            STATEMENT OF CASH FLOWS


                          YEAR ENDED DECEMBER 31, 1996


                                 (IN THOUSANDS)



Cash flows from operating activities
  Net (loss)................................................  $  (1)
  Adjustments to reconcile net (loss) to net cash provided
     by operating activities:
     Depreciation...........................................    104
     Amortization of discounts and loan costs...............     35
     Changes in assets and liabilities:
       Restricted cash -- tenant security deposits..........     (1)
       Accounts receivable..................................     (5)
       Escrow for taxes.....................................     13
       Accounts payable.....................................     20
       Tenant security deposit liabilities..................      2
       Accrued taxes........................................      8
       Other liabilities....................................    (34)
                                                              -----
          Net cash provided by operating activities.........    141
                                                              -----
Cash flows from investing activities
  Property improvements and replacements....................   (103)
  Deposits to restricted escrows............................     (4)
  Receipts from restricted escrows..........................     18
                                                              -----
          Net cash used in investing activities.............    (89)
                                                              -----
Cash flows from financing activities
  Payments on mortgage notes payable........................    (82)
  Partners' distributions...................................    (51)
                                                              -----
          Net cash used in financing activities.............   (133)
                                                              -----
Decrease in cash............................................    (81)
Unrestricted cash at December 31, 1995......................    226
                                                              -----
Unrestricted cash at December 31, 1996......................  $ 145
                                                              =====
Supplemental disclosure of cash flow information
  Cash paid for interest....................................  $ 242
                                                              =====



                            See accompanying notes.

         6015


                           WOODMERE ASSOCIATES, L.P.



                         NOTES TO FINANCIAL STATEMENTS


                               DECEMBER 31, 1996



NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES



  Organization



     Woodmere Associates, L.P., is a Delaware limited partnership which began operations in 1985 with the purchase of an apartment complex in Cincinnati, Ohio. The Partnership's Managing General Partner is Jacques-Miller Associates.



  Investment Property



     The investment property is recorded at the Partnership's acquisition cost. In 1995 the Partnership adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The effect of adoption was not material. Buildings and related personal property are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 25 years.



  Leases



     The Partnership generally leases apartment units for twelve-month terms or less.



  Income Taxes



     No provision has been made for Federal and state income taxes since such taxes are the personal responsibility of the partners.



  Fair Value



     In 1995, the Partnership implemented Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," which requires disclosure of fair value information about financial instruments for which it is practical to estimate that value. The carrying amount of the Partnership's cash and cash equivalents approximates fair value due to short-term maturities. The Partnership estimates the fair value of its fixed rate mortgages by discounted cash flow analysis, based on estimated borrowing rates currently available to the Partnership (Note B).



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.



  Partnership Allocations



     Net earnings or loss and taxable income or loss are allocated 99% to the limited partners and 1% to the general partners. Distributions of available cash or proceeds from financing or sale of the property are allocated among the limited partners and the general partners in accordance with the limited partnership agreement.

         6016

                           WOODMERE ASSOCIATES, L.P.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



  Cash and Cash Equivalents -- Unrestricted Cash



     It is the Partnership's policy to classify all liquid short-term investments with a maturity of three months or less as cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.



  Restricted Cash -- Tenant Security Deposits



     The Partnership requires security deposits from all apartment lessees for the duration of the lease and consider the deposits to be restricted cash. Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit.



  Restricted Escrows -- Reserve Account



     At the time of the refinancing of the mortgage notes payable in 1992, the Reserve Escrow was established with the refinancing proceeds. These funds were established to cover necessary repairs and replacements of existing improvements, debt service, out-of-pocket expenses incurred for ordinary and necessary administrative tasks, and payment of real property taxes and insurance premiums. The Partnership is required to deposit net operating income (as defined in the mortgage note) from the refinanced property to the reserve account until the reserve account equals $1,000 per apartment unit or $150,000 in total. At December 31, 1996, the reserve account balance was $153,000.



  Loan Costs



     In connection with the refinancing of certain mortgage notes payable in 1992, loan costs of $123,000 were incurred which are being amortized on a straight-line basis over the life of the loans. Accumulated amortization as of December 31, 1996 is $50,000.



NOTE B -- MORTGAGE NOTES PAYABLE



     The principal terms of mortgage notes payable are as follows (dollar amounts in thousands):



                                              MONTHLY                          PRINCIPAL    PRINCIPAL
                                              PAYMENT     STATED                BALANCE     BALANCE AT
                                             INCLUDING   INTEREST   MATURITY    DUE AT     DECEMBER 31,
                 PROPERTY                    INTEREST      RATE       DATE     MATURITY        1996
                 --------                    ---------   --------   --------   ---------   ------------
Woodmere Apartments:
  1st mortgage.............................     $26        7.6%     11/15/02    $2,417        $3,039
  2nd mortgage.............................       1        7.6%     11/15/02       103           103
                                                ---                                           ------
                                                $27                                            3,142
Less unamortized discounts at 8.76%........                                                     (154)
                                                                                              ------
                                                                                              $2,988
                                                                                              ======



     Mortgages are collateralized by the related property and improvements of the Partnership.



     The Partnership exercised interest rate buy-down options when the debt was refinanced, reducing the stated rate from 8.76% to 7.60%. The fee for the interest rate reduction amounted to $239,000 and is being amortized as a loan discount on the interest method over the life of the loans. The discount fee is reflected as a reduction of the mortgage notes payable and increases the effective rate of the debt to 8.76%.



     The carrying value of the mortgage notes payable approximates its estimated fair value at December 31, 1996.

         6017

                           WOODMERE ASSOCIATES, L.P.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



     Scheduled principal payments of mortgage notes payable subsequent to December 31 are as follows (in thousands):



1997........................................................  $   88
1998........................................................      95
1999........................................................     103
2000........................................................     111
2001........................................................     119
Thereafter..................................................   2,626
                                                              ------
                                                              $3,142
                                                              ======



NOTE C -- RELATED PARTY TRANSACTIONS AND BALANCES



     Affiliates of Insignia Financial Group, Inc. ("Insignia") own the controlling ownership interest in the Partnership's Managing General Partner, with certain affiliates of Insignia providing property management and asset management services to the Partnership.



     The following payments were made to Insignia and its affiliates in 1996 (in thousands):



Property management fees....................................  $50
Reimbursements for services of affiliates...................   30



NOTE D -- FIXED ASSETS AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP



                                                                         BUILDINGS         COST
                                                                        AND RELATED     CAPITALIZED
                                                                         PERSONAL      SUBSEQUENT TO
                 DESCRIPTION                    ENCUMBRANCES    LAND     PROPERTY       ACQUISITION
                 -----------                    ------------    ----    -----------    -------------
Woodmere Apartments...........................     $2,987       $255      $3,886           $372
                                                   ======       ====      ======           ====



                         GROSS AMOUNT AT WHICH CARRIED



                                          BUILDINGS
                                         AND RELATED
                                          PERSONAL              ACCUMULATED      DATE      DEPRECIABLE
          DESCRIPTION             LAND    PROPERTY     TOTAL    DEPRECIATION   ACQUIRED   LIFE -- YEARS
          -----------             ----   -----------   ------   ------------   --------   -------------
Woodmere........................  $255     $4,258      $4,513      $3,010       9/85        5-25
                                  ====     ======      ======      ======



     Reconciliation of "Fixed Assets and Accumulated Depreciation":



FIXED ASSETS
Balance at beginning of year................................  $4,410
Property improvements.......................................     103
                                                              ------
Balance at end of year......................................  $4,513
                                                              ======
ACCUMULATED DEPRECIATION
Balance at beginning of year................................  $2,906
Additions charged to expense................................     104
                                                              ------
Balance at end of year......................................  $3,010
                                                              ======

         6018

                           WOODMERE ASSOCIATES, L.P.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is $4,513,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is $2,827,000.



NOTE E -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT



     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         6019


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         6020

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         6021

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         6022

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         6023

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         6024

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         6025

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         6026

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         6027

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(i)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         6028

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         6029

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii     (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii       (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii     (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)     (35,267)             --               32,136 (xviii    (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix      (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii          6,573 (xviii    (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305(xx)       (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii      5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi              --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         6030

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         6031

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         6032

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         6033

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         6034

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         6035

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         6036

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(i)   ADJUSTMENTS(ii)     REORGANIZATION(iii)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         6037

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         6038

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         6039

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(i)   MERGER(ii)     OFF(iii)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         6040

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         6041

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         6042

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         6043

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(i)   REORGANIZATION(ii)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Re presents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         6044


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         6045

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         6046


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(i)   HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



  (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



 (ii)Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



(iii)Represents the following adjustments occurring as a result of the NHP
     Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



 (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         6047


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         6048


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(i)    MERGER(ii)    SPIN-OFF(iii)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


  (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



 (ii)Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



(iii)Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         6049


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         6050


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         6051

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         6052


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(i)   MERGER(ii)   SPIN-OFF(iii)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         6053


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         6054


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         6055


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         6056


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         6057


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         6058


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         6059


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         6060


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         6061


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         6062


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         6063


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         6064


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         6065


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         6066

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         6067


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         6068

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         6069

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  Woodmere Associates, L.P.


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Woodmere Associates, L.P. (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $21,980 in cash, or 568.25 Common OP Units of the Purchaser, or 879.25 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         6070

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         6071

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         6072

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         6073


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         6074


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         6075

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         6076

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         6077

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         6078


                  SUBJECT TO COMPLETION, DATED MARCH 12, 1999


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH   , 1999)


                             AIMCO Properties, L.P.
        is offering to acquire units of limited partnership interest of


                           Yorktown Towers Associates

                        in exchange for your choice of:

          1,220.75 of our 8.0% Class Two Partnership Preferred Units;


                   788.75 of our Partnership Common Units; or



                                $30,516 in cash.


     Generally, you will not recognize any immediate taxable gain or loss if you exchange your units solely for our securities. However, you will recognize taxable gain or loss if you exchange your units for cash.

     We have retained Robert A. Stanger & Co., Inc. to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view.

     Our offer consideration will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.


     We will only accept a maximum of 25% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.


     You will not pay any fees or commissions if you tender your units.


     Our offer and your withdrawal rights will expire at 5:00 p.m., New York
City time, on May   , 1999, unless we extend the deadline.



     SEE "RISK FACTORS" BEGINNING ON PAGE S-22 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:



     - We determined the offer consideration of $30,516 per unit without any arms-length negotiations. Accordingly, our offer consideration may not reflect the fair market value of your units.



     - Your partnership currently owns one property. We cannot predict when the property may be sold.


     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - Your general partner is a subsidiary of ours and, therefore, has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit, and therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.


     - Unlike your partnership, our policy is to reinvest proceeds from the sale of our properties or refinancing of our indebtedness.



     - We may change our investment, acquisition or financing policies without a vote of our securityholders.



     - It is possible that we may conduct a subsequent offer at a higher price more than one year after this offer.



     - If you acquire our securities, your investment will change from holding an interest in a single property to holding an interest in our large portfolio of properties, thereby fundamentally changing the nature of your investment.



     - Recently, Moody's Investors Service revised its outlook for AIMCO's ratings from stable to negative.



     - There is currently no market for the Partnership Preferred Units or Partnership Common Units.



     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.



     The Attorney General of the State of New York has not passed on or endorsed the merits of this offer. Any representation to the contrary is unlawful.



                                 March   , 1999


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
         6079

                               TABLE OF CONTENTS


                                                  PAGE
                                                  -----
SUMMARY........................................     S-1
  The AIMCO Operating Partnership..............     S-1
  Affiliation with your General Partner........     S-1
  Risk Factors.................................     S-1
  Background and Reasons for the Offer.........     S-5
  Valuation of Units...........................     S-9
  Fairness of the Offer........................    S-10
  Stanger Analysis.............................    S-10
  Your Partnership.............................    S-11
  The Offer....................................    S-12
  Terms of the Offer...........................    S-12
  Certain Federal Income Tax Consequences......    S-14
  Comparison of Your Partnership and the AIMCO
    Operating Partnership......................    S-14
  Comparison of Your Units and AIMCO OP Units..    S-14
  Conflicts of Interest........................    S-15
  Source and Amount of Funds and Transactional
    Expenses...................................    S-15
  Summary Financial Information of AIMCO
    Properties, L.P............................    S-16
  Summary Pro Forma Financial and Operating
    Information of AIMCO Properties, L.P.......    S-18
  Summary Financial Information of Yorktown
    Towers Associates..........................    S-20
  Comparative Per Unit Data....................    S-20
THE AIMCO OPERATING PARTNERSHIP................    S-21
RISK FACTORS...................................    S-22
  Risks to Unitholders Who Tender Their Units
    in the Offer...............................    S-22
    No Third Party Valuation or Appraisal; No
      Arms-Length Negotiation and No General
      Partner Recommendation...................    S-22
    Offer Consideration May Not Equal the Value
      of Your Units............................    S-22
    Conflicts of Interest with Respect to the
      Offer....................................    S-22
    Possible Subsequent Offer at a Higher
      Price....................................    S-22
    Possible Recognition of Taxable Gain on a
      Sale of Your Units.......................    S-22
    Holding Units May Result in Greater Future
      Value....................................    S-23
    Offer Consideration May Not Represent Fair
      Market Value.............................    S-23
    Offer Consideration Based on Our Estimate
      of Liquidation Proceeds..................    S-23
    Offer Consideration May Be Less Than
      Liquidation Value........................    S-23
    Fairness Opinion of Third Party Relied on
      Information We Provided..................    S-23
    Loss of Future Distributions from Your
      Partnership..............................    S-24
    Possible Effect of the Other Exchange
      Offers on Us.............................    S-24
  Risks to Unitholders Exchanging Units for OP
    Units in the Offer.........................    S-24
    Fundamental Change in Nature of
      Investment...............................    S-24
    Fundamental Change in Number of Properties
      Owned....................................    S-24
    Lack of Trading Market for OP Units........    S-24
    Uncertain Future Distributions.............    S-24
    Possible Reduction in Required
      Distributions on Preferred OP Units......    S-24
    Possible Lower Distributions...............    S-24
    Possible Redemption of Preferred Stock.....    S-25
    Possible Recognition of Taxable Gains on OP
      Units....................................    S-25
    Limitations on Effecting a Change of
      Control..................................    S-25
    Limitation on Transfer of OP Units.........    S-25
    Limited Voting Rights of Holders of OP
      Units....................................    S-25
    Market Prices for AIMCO's Securities May
      Fluctuate................................    S-25
    Litigation Associated with Partnership
      Acquisitions.............................    S-25



                                                  PAGE
                                                  -----
    Dilution of Interests of Holders of OP
      Units....................................    S-25
  Risks to Unitholders Who Do Not Tender Their
    Units in the Offer.........................    S-26
    Possible Increase in Control of Your
      Partnership by Us........................    S-26
    Recognition of Gain Resulting from Possible
      Future Reduction in Your Partnership
      Liabilities..............................    S-26
    Possible Termination of Your Partnership
      for Federal Income Tax Purposes..........    S-26
    Risk of Inability to Transfer Units for
      12-Month Period..........................    S-26
    Possible Change in Time Frame Regarding
      Sale of Property.........................    S-26
SPECIAL FACTORS TO CONSIDER....................    S-27
BACKGROUND AND REASONS FOR THE OFFER...........    S-27
  Background of the Offer......................    S-27
  Alternatives Considered......................    S-29
  Expected Benefits of the Offer...............    S-30
  Disadvantages of the Offer...................    S-31
VALUATION OF UNITS.............................    S-32
FAIRNESS OF THE OFFER..........................    S-34
  Position of the General Partner of Your
    Partnership With Respect to the Offer;
    Fairness...................................    S-34
  Fairness to Unitholders who Tender their
    Units......................................    S-35
  Fairness to Unitholders who do not Tender
    their Units................................    S-36
  Comparison of Consideration to Alternative
    Consideration..............................    S-36
  Allocation of Consideration..................    S-39
STANGER ANALYSIS...............................    S-39
  Experience of Stanger........................    S-40
  Summary of Materials Considered..............    S-40
  Summary of Reviews...........................    S-41
  Conclusions..................................    S-43
  Assumptions, Limitations and
    Qualifications.............................    S-43
  Compensation and Material Relationships......    S-44
YOUR PARTNERSHIP...............................    S-45
  General......................................    S-45
  Your Partnership and its Property............    S-45
  Property Management..........................    S-45
  Investment Objectives and Policies; Sale or
    Financing of Investments...................    S-46
  Capital Replacement..........................    S-46
  Borrowing Policies...........................    S-46
  Competition..................................    S-47
  Legal Proceedings............................    S-47
  History of the Partnership...................    S-47
  Fiduciary Responsibility of the General
    Partner of Your Partnership................    S-47
  Distributions and Transfers of Units.........    S-48
  Beneficial Ownership of Interests in Your
    Partnership................................    S-48
  Compensation Paid to the General Partner and
    its Affiliates.............................    S-49
SELECTED FINANCIAL INFORMATION OF YOUR
  PARTNERSHIP..................................    S-50
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF YOUR PARTNERSHIP..........................    S-51
THE OFFER......................................    S-54
  Terms of the Offer; Expiration Date..........    S-54
  Acceptance for Payment and Payment for
    Units......................................    S-54
  Procedure for Tendering Units................    S-55
  Withdrawal Rights............................    S-58
  Extension of Tender Period; Termination;
    Amendment..................................    S-58

         6080


                                                  PAGE
                                                  -----
  Proration....................................    S-59
  Fractional OP Units..........................    S-59
  Future Plans of the AIMCO Operating
    Partnership................................    S-59
  Voting by the AIMCO Operating Partnership....    S-60
  Dissenters' Rights...........................    S-60
  Conditions of the Offer......................    S-60
  Effects of the Offer.........................    S-63
  Certain Legal Matters........................    S-63
  Fees and Expenses............................    S-65
  Accounting Treatment.........................    S-65
CERTAIN FEDERAL INCOME TAX CONSEQUENCES........    S-66
  Tax Consequences of Exchanging Units Solely
    for OP Units...............................    S-66
  Tax Consequences of Exchanging Units for Cash
    and OP Units...............................    S-67
  Tax Consequences of Exchanging Units Solely
    for Cash...................................    S-67
  Disguised Sale Treatment.....................    S-67
  Adjusted Tax Basis...........................    S-68
  Character of Gain or Loss Recognized Pursuant
    to the Offer...............................    S-68
  Passive Activity Losses......................    S-68
  Tax Reporting................................    S-69
  Foreign Offerees.............................    S-69
  Certain Tax Consequences to Non-Tendering and
    Partially-Tendering Offerees...............    S-69
COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO
  OPERATING PARTNERSHIP........................    S-71
COMPARISON OF YOUR UNITS AND AIMCO OP UNITS....    S-78
DESCRIPTION OF PREFERRED OP UNITS..............    S-84
  General......................................    S-84
  Ranking......................................    S-84



                                                  PAGE
                                                  -----
  Distributions................................    S-84
  Allocation...................................    S-85
  Liquidation Preference.......................    S-85
  Redemption...................................    S-86
  Voting Rights................................    S-86
  Restrictions on Transfer.....................    S-87
DESCRIPTION OF CLASS I PREFERRED STOCK.........    S-87
COMPARISON OF PREFERRED OP UNITS AND CLASS I
  PREFERRED STOCK..............................    S-89
CONFLICTS OF INTEREST..........................    S-93
  Conflicts of Interest with Respect to the
    Offer......................................    S-93
  Conflicts of Interest that Currently Exist
    for Your Partnership.......................    S-93
  Competition Among Properties.................    S-93
  Features Discouraging Potential Takeovers....    S-93
  Future Exchange Offers.......................    S-93
SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL
  EXPENSES.....................................    S-94
LEGAL MATTERS..................................    S-95
EXPERTS........................................    S-95
INDEX TO FINANCIAL STATEMENTS..................     F-1
PRO FORMA FINANCIAL INFORMATION OF AIMCO
  PROPERTIES, L.P. ............................     P-1
OPINION OF ROBERT A. STANGER & CO., INC. ......     A-1
DIRECTORS AND EXECUTIVE OFFICERS OF APARTMENT
  INVESTMENT AND MANAGEMENT COMPANY AND
  AIMCO-GP, INC. ..............................     B-1

         6081

                                    SUMMARY

     This summary highlights some of the information in this Prospectus Supplement and the accompanying Prospectus.

THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of Apartment Investment and Management Company, or "AIMCO." AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiary, AIMCO-GP, Inc. ("AIMCO GP"), AIMCO acts as the sole general partner of the AIMCO Operating Partnership. As of December 31, 1998, AIMCO-GP and another AIMCO subsidiary, AIMCO-LP, Inc., a limited partner of the AIMCO Operating Partnership (the "Special Limited Partner"), owned approximately an 83% interest in the AIMCO Operating Partnership. As of December 31, 1998, our portfolio of owned or managed properties included 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, we believe that we are one of the largest owners and managers of multifamily apartment properties in the United States. As of December 31, 1998, we:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     Generally, when we refer to "we," "us" or the "Company" in this prospectus supplement, we are referring to AIMCO and the AIMCO Operating Partnership. The AIMCO Operating Partnership's Partnership Common Units are sometimes referred to herein as the "Common OP Units" and its Class Two Partnership Preferred Units are referred to herein as the "Preferred OP Units." The Common OP Units and the Preferred OP Units are collectively referred to herein as the "OP Units."


     Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

AFFILIATION WITH YOUR GENERAL PARTNER


     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership, MAERIL, Inc., and the company that manages the property owned by your partnership.


RISK FACTORS


     You should carefully consider the risks set forth under "Risk Factors" beginning on page S-22 of this Prospectus Supplement and on page 2 of the accompanying Prospectus. The following highlights some of the risks associated with our offer and the disadvantages of the offer to you and should be considered when you review "Summary -- Background and Reasons for the Offer -- Expected Benefits of the Offer":


RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL. We did not use any third-party appraisal or valuation to determine the value of any property owned by your partnership. We established the terms of our offer, including the exchange ratios and the cash consideration, without any arms-length negotiations.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $17,400,000, less approximately $2,181,040 deferred maintenance and investment. It is possible that the sale of the property could result in you receiving more per unit than in our offer.

         6082


     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Since our subsidiaries receive fees for managing your partnership and its property, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units. If you exchange your units for both cash and OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership. If you tender your units for cash or for both cash and OP Units, the "amount realized" will be measured by the sum of the cash received plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities exceeds your tax basis for the units sold, you will recognize gain. Consequently, your tax liability resulting from such gain could exceed the amount of cash you receive from us.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership, and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of an exchange of units will not be the same for everyone, you should consult your tax advisor before determining whether to tender your units pursuant to our offer.


     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more value if you retain your units until your partnership is liquidated.


     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer

         6083


consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. Even if our cash offer consideration is equal to liquidation value, if you accept OP Units, you may not ultimately receive an amount equal to the cash offer consideration when you sell such OP Units or any AIMCO securities you may receive upon redemption of such OP Units.



     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.



     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. For any units that we acquire from you, you will not receive any future distributions from your partnership's operating cash flow or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from us from our operating cash flow and upon a dissolution, liquidation or wind-up of the AIMCO Operating Partnership.



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from a sale of a property or a refinancing of its indebtedness, to (ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2050 to a much larger partnership with a partnership termination date of 2093.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you tender your units for our OP Units, you will have changed your investment from an interest in a partnership that owns and manages one property to an interest in a partnership that invests in and manages a large portfolio of properties.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This is equivalent to distributions of $2,441.50 per year on the number of Preferred OP Units, or distributions of $1,971.88 per year on the number of Common OP Units, that you would receive in exchange for each of your

         6084


partnership's units. During 1998, your partnership paid cash distributions of $3,443 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions.



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

         6085

  RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. As a result of the offer, we may increase our ability to influence voting decisions with respect to your partnership and, in fact, may be able to control any vote of the limited partners. Also, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent or approval.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investment in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to have to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $11,965,357 of balloon payments due on its mortgage debt in October, 2001. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.


BACKGROUND AND REASONS FOR THE OFFER

  Background of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.

         6086


     On October 1, 1998, we merged with Insignia Financial Group, Inc. In doing so, we acquired a 51% ownership interest in Insignia Properties Trust, which has a 100% ownership interest in the general partner of your partnership and the company that manages the property owned by your partnership. On February 26, 1999, we acquired the remaining 49% interest in Insignia Properties Trust in a merger transaction. One of the consequences of the merger with Insignia is to allow us to make the offer and, if successful, to increase our ownership in your partnership.



     We contacted Robert A. Stanger & Co., Inc. in August 1998 to discuss the possibility of Stanger providing an independent fairness opinion for our offer consideration. We chose Stanger based on Stanger's expertise and strong reputation in this area of work. On August 28, 1998, we entered into an agreement with Stanger to provide such a fairness opinion for your partnership and other partnerships.


  Alternatives Considered

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary):

        Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers. However, a liquidating sale of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners.


        Continuation of Your Partnership Without the Offer. A second alternative would be for your partnership to continue its business without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. We believe it is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. However, there are several risks and disadvantages that result from continuing the operations of your partnership without the offer. If your partnership were to continue operating as presently structured, it could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due in October, 2001 and require balloon payments of $11,965,357. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell its property or refinance its indebtedness to pay such balloon payments. In addition, continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, a partner of your partnership would have no opportunity for liquidity unless he were to sell his units in a private transaction. Any such sale would likely be at a very substantial discount from the partner's pro rata share of the fair market value of your partnership's property. There is currently no market for the Preferred OP Units or Common OP Units.


  Expected Benefits of the Offer


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. The offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to retain or liquidate your investment in your partnership for cash or for units in the AIMCO Operating Partnership.

         6087

     There are four principal advantages of exchanging your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $3,443 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $1,220.75 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of exchanging your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.



     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.



     - Quarterly Distributions. Your partnership paid distributions of $3,443 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25 per unit. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. See "The AIMCO Operating Partnership." Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,971.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units.


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

  Disadvantages of the Offer.


     The principal disadvantages of the offer are:



     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the

         6088

       securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.


     - No Separate Representation of Limited Partners. In structuring the offer and determining the offer consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.



     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of such property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pretax cash proceeds to you than our offer.



     - OP Units. OP Units lack a public market, have transfer restrictions and must be held for one year before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that a sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of the property and the tax consequences to you and your partners upon a sale of the property.


     For a description of certain risks of our offer, see "Risk Factors."

         6089

VALUATION OF UNITS


     We determined the offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 1.30%, resulting in a final capitalization rate of 8.95%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our offer consideration. We determined our offer consideration as follows:





Net operating income........................................  $  1,557,000
Capitalization rate.........................................          8.95%
                                                              ------------
Gross valuation of partnership properties...................  $ 17,400,000
Plus: Cash and cash equivalents.............................     1,027,317
Plus: Other partnership assets, net of security deposits....       467,385
Less: Mortgage debt, including accrued interest.............   (12,445,257)
Less: Accounts payable and accrued expenses.................      (464,443)
Less: Other liabilities.....................................      (134,265)
                                                              ------------
Partnership valuation before taxes and certain costs........     5,850,737
Less: Disposition fees......................................             0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................    (2,181,040)
Less: Closing costs.........................................      (435,000)
                                                              ------------
Estimated net valuation of your partnership.................     3,234,697
Percentage of estimated net valuation allocated to holders
  of units..................................................        100.00%
                                                              ------------
Estimated net valuation of units............................     3,234,697
          Total number of units.............................         106.0
                                                              ------------
Estimated valuation per unit................................        30,516
                                                              ============
Cash consideration per unit.................................  $     30,516
                                                              ============



     In order to determine the number of Preferred OP Units we are offering for each of your units, we divided the cash offer consideration of $30,516 by the $25 liquidation preference of each Preferred OP Unit to get 1,220.75 Preferred OP Units per unit.



     In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $30,516 by a price of $38.69 to get 788.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.

         6090

FAIRNESS OF THE OFFER


     Fairness to Unitholders. Your general partner is our subsidiary. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer. We and your general partner believe that the offer and all forms of consideration offered is fair to you and the other limited partners of your partnership. We have retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to you of our offer consideration. Stanger is not affiliated with us or your general partner. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations.


     If you choose not to tender any units, your interest in your partnership will remain unchanged, except that we may own a larger share of the limited partnership interests in your partnership than we did before the offer. If we acquire a substantial number of units pursuant to the offer, we may be in a position to influence voting decisions with respect to your partnership. Your general partner (which is our subsidiary) has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.


     Comparison of Offer Price to Other Values. In evaluating the offer, your general partner (which is our subsidiary) has compared our offer consideration to:


     - your general partner's estimate of the net proceeds that would be distributed to you and your partners if your partnership was liquidated;



     - your general partner's estimate of the going concern value of your partnership if it continued operating as an independent stand-alone entity; and



     -  the net book value of your partnership.



     The results of these comparative analyses are summarized as follows:


                                COMPARISON TABLE


                                                              PER UNIT
                                                              --------
Cash offer consideration....................................  $ 30,516
Partnership Preferred Units.................................  $ 30,516
Partnership Common Units....................................  $ 30,516
Alternatives:
  Prices on secondary market................................
                                                              Not available
  Estimated liquidation proceeds............................  $ 30,516
  Estimated going concern value.............................  $  9,445
  Alternative going concern value(1)........................  $ 15,524
  Net book value (deficit)..................................  $(18,075)


---------------


(1) Assumes sale of property when balloon payment is due instead of refinancing the mortgage.


STANGER ANALYSIS

     We engaged Stanger to conduct an analysis of our offer and to render its opinion based on the review, analysis, scope and limitations described therein, as to the fairness to you of our offer consideration from a financial point of view. The full text of the opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations on the review and analysis, is set forth in Appendix A

         6091

and should be read in its entirety. We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. We have agreed to indemnify Stanger against certain liabilities arising out of its engagement to render the fairness opinion. Based on its analysis, and subject to the assumptions, limitations and qualifications cited in its opinion, Stanger concluded that our offer consideration is fair to you from a financial point of view. Stanger has rendered similar fairness opinions with regard to the other tender offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer.


YOUR PARTNERSHIP



     Your Partnership and its Property. Yorktown Towers Associates is an Illinois limited partnership which was formed on October 16, 1981 for the purpose of owning and operating a single apartment property located in Lombard, Illinois, known as "Yorktown Apartments -- #333." Your partnership's property consists of 368 units and was built in 1973. Your partnership has no employees. As of September 30, 1998, there were 106 units of limited partnership interest issued and outstanding, which were held of record by 56 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



     Your partnership sold $5,300,000 of limited partnership units in 1981. Between January 1, 1993 and December 31, 1998 your partnership paid cash distributions totalling $3,443 per unit. Your partnership currently owns one property.



     Property Management. Your partnership's property has been managed by an affiliate of ours. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.



     Investment Objectives and Policies; Sale or Financing of Investments. Your partnership will terminate on December 31, 2050, unless earlier dissolved. Your general partner has no present intention to liquidate, sell, finance or refinance your partnership property within any specified time period. An investment in your partnership is a finite life investment in which partners receive regular cash distributions out of your partnership's distributable cash flow, if any, and upon liquidation.



     Borrowing Policies. Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a mortgage note outstanding of $12,302,549, payable to LP Commercial Conduit Mfg. Trust, which bears interest at the rate of 9.84%. The mortgage debt is due in October, 2001. Your partnership's agreement of limited partnership also allows your general partner to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



     Transfers. Your units are not listed on any national securities exchange or quoted on NASDAQ, and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. Your general partner monitors transfers of the units (i) because the admission of the transferee as a substitute limited partner in your partnership requires the consent of your general partner under your partnership agreement, and (ii) in order to track compliance with applicable safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, your general partner does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated.

         6092

THE OFFER

     In exchange for each of your units, we are offering you a choice of:


     - 1,220.75 of our Class Two Partnership Preferred Units;



     - 788.75 of our Partnership Common Units; or



     - $30,516 in cash;


in each case, subject to reduction for any distribution subsequently made by your partnership prior to the expiration of our offer.

     We will accept all of the outstanding units tendered in response to our offer. Our offer is not subject to any minimum number of units being tendered.


     Our offer will expire at 5:00 p.m., New York City time, on May   , 1999,
unless we extend the deadline.


TERMS OF THE OFFER


     General. We are offering to acquire up to 25% of the outstanding 106 units of your partnership, which we do not directly or indirectly own, for consideration per unit of 1,220.75 Preferred OP Units, 788.75 Common OP Units, or $30,516 in cash. If you tender units pursuant to the offer, you may choose to receive any combination of such forms of consideration for your units. The offer is made upon the terms and subject to the conditions set forth in this Prospectus Supplement, the accompanying Prospectus and the accompanying Letter of Transmittal, including the instructions thereto, as the same may be supplemented or amended from time to time (the "Letter of Transmittal"). To be eligible to receive Preferred OP Units, Common OP Units or cash pursuant to the offer, you must validly tender and not withdraw your units on or prior to the Expiration Date. For administrative purposes, the transfer of units tendered pursuant to the offer will be deemed to take effect as of January 1, 1999, although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.



     Expiration Date. Our offer will expire at 5:00 P.M., New York City time, on
May   , 1999, unless extended.


     Conditions of the Offer. Our offer is not conditioned on the tender of any minimum number of units. However, our offer is conditioned on a number of other factors.


     Procedures for Tendering. If you desire to accept our offer, you must complete and sign the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent.



     Proration. If the number of units properly tendered and not withdrawn prior to the Expiration Date exceeds 25% of the outstanding units, upon the terms and subject to the conditions of the offer, we will accept all units properly tendered and not withdrawn prior to the expiration date on a pro rata basis. In the event that proration of tendered units is required, we will determine the final proration factor as promptly as practicable after the expiration date.



     Withdrawal Rights. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer, and unless already accepted for payment as provided for herein, you may withdraw your tender of
units, pursuant to the offer on and after      , 1999.


     Purpose of the Offer. The purpose of our offer is to provide us with an opportunity to increase our investment in apartment properties, and provide you and your partners with an opportunity to liquidate your current investment and to invest in our operating partnership or receive cash, or to retain your units.

     Fractional OP Units. We will issue fractional Common OP Units or Preferred OP Units, if necessary.

     Delivery of OP Units and Cash. We will deliver OP Units and cash as soon as practicable after acceptance of units for purchase.

         6093

     Extension; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, to:

     - extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, any tendered units;

     - terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for;

     - upon the failure to satisfy any of the conditions to the offer, delay the acceptance of, or payment for, any units not already accepted for payment or paid for; and

     - amend the offer in any respect (subject to applicable rules regarding tender offers), including the nature and form of consideration.


     Effects of the Offer. As a result of the offer, we, in our capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners, to the extent of units we purchase pursuant to the offer. The offer will not affect the operation of any property owned by your partnership's because your general partner (which is our subsidiary) and the property manager will remain unchanged.



     Voting by the AIMCO Operating Partnership. If we acquire a substantial number of units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to your partnership.


     Future Plans for Your Partnership. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business. We have no present intention to cause your partnership to sell its property or to prepay the current mortgage within any specified time period.


     Certain Legal Matters. Except as set forth in this section, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, and that might be adversely affected by our acquisition of units as contemplated herein. On the same basis, we are not aware of any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to our acquisition of units pursuant to the offer as contemplated herein that have not been made or obtained. We are not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law.



     Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses. We will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will pay all costs and expenses of printing and mailing this Prospectus Supplement and the accompanying Prospectus and Letter of Transmittal, and the legal and accounting fees and expenses in connection with the offer. We will also pay the fees of Stanger for providing the fairness opinion for the offer. We estimate that our total costs and expenses in making the offer (excluding the purchase price of the units payable to you and your partners) will be approximately $50,000.


     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

     No Dissenters' Rights. You are not entitled to dissenters' (appraisal) rights in connection with the offer.


     Other Offers. The AIMCO Operating Partnership is also making similar exchange offers to approximately 90 other limited partnerships in which it controls the general partner, interests in substantially all of which were acquired in the merger on October 1, 1998 with Insignia Financial Group, Inc. and the

         6094


February 26, 1999 merger with Insignia Properties Trust. Each of such exchange offers is being made by a separate prospectus supplement which is similar to this Prospectus Supplement. Copies of such prospectus supplements may be obtained upon written request from the Information Agent at the address set forth in "-- Information Agent" or on the back cover page of this Prospectus Supplement. The exchange offers may be different for limited partners in each partnership in terms of pricing and percentage of units sought, but the effects of the offers will essentially be the same. In general, we believe that the risk factors (except for certain tax-related risk factors) described herein for this offer will also be applicable to the other offers.



     Information Agent. River Oaks Partnership Services, Inc. is serving as Information Agent in connection with the offer. Its telephone numbers are (888) 349-2005 and (201) 896-1900. Its fax number is (201) 896-0910.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     You will generally not recognize any immediate taxable gain or loss for Federal income tax purposes if you exchange your units solely for Preferred OP Units or Common OP Units. You will recognize a gain or loss for Federal income tax purposes on units you sell for cash. The exchange of your units for cash and OP Units will be treated, for Federal income tax purposes, as a partial sale of such units for cash and as a partial tax-free contribution of such units to our operating partnership.


     THE FOREGOING SUMMARY IS A GENERAL DISCUSSION OF CERTAIN OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES OR IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO YOU WILL DEPEND ON A NUMBER OF FACTORS RELATED TO YOUR TAX SITUATION. YOU SHOULD REVIEW "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" IN THIS PROSPECTUS SUPPLEMENT AND "FEDERAL INCOME TAXATION OF AIMCO AND AIMCO STOCKHOLDERS," "FEDERAL INCOME TAXATION OF THE AIMCO OPERATING PARTNERSHIP AND OP UNITHOLDERS" AND "OTHER TAX CONSEQUENCES" IN THE ACCOMPANYING PROSPECTUS AND CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE OFFER.


COMPARISON OF YOUR PARTNERSHIP AND THE AIMCO OPERATING PARTNERSHIP


     There are a number of significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. For example, your general partner (which is our subsidiary) may be removed by the limited partners while the limited partners of the AIMCO Operating Partnership cannot remove the general partner. Also, your partnership is limited as to the number of limited partner interests it may issue while the AIMCO Operating Partnership has no such limitation.


COMPARISON OF YOUR UNITS AND AIMCO OP UNITS

     There are a number of significant differences between your units, Preferred OP Units and Common OP Units relating to, among other things, the nature of the investment, voting rights, distributions and liquidity and transferability/redemption. For example, unlike the AIMCO OP Units, you have no redemption rights with respect to your units.


     As of March 3, 1999, the AIMCO Operating Partnership had approximately 66,638,534 Common OP Units outstanding (excluding interests held by AIMCO) and no Class Two Partnership Preferred Units outstanding. The number of OP Units you may acquire from us in exchange for your units will represent a lower percentage of the outstanding limited partnership interests in the AIMCO Operating Partnership than that of your current ownership interest in your partnership. In response to our offer, you could elect to receive $30,516 in cash, 1,220.75 Preferred OP Units or 788.75 Common OP Units. Both your units and the OP Units are subject to transfer restrictions and it is unlikely that a real trading market will ever develop for any of such securities. If you subsequently redeem OP Units for AIMCO Class A Common Stock or Class I Preferred

         6095


Stock, we can make no assurance as to the value of such shares of AIMCO stock, at that time, which may be less than the cash offer price of $30,516.


CONFLICTS OF INTEREST


     Conflicts of Interest with Respect to the Offer. Your general partner is our subsidiary and, therefore, has substantial conflicts of interest with respect to the offer, including (i) the fact that replacement of your general partner could result in a decrease or elimination of the management fees paid to an affiliate for managing your partnership's property and (ii) our desire to purchase units at a low price and your desire to sell units at a high price. Your general partner makes no recommendation as to whether you should tender or refrain from tendering your units.



     Conflicts of Interest that Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $35,001 for the fiscal year ended December 31, 1998. The property manager received management fees of $191,780 for the fiscal year ended December 31, 1998. We have no current intention of changing the fee structure for your general partner or the property manager.



     Competition Among Properties. Your partnership's property and other properties owned or managed by us may compete with one another for tenants. However, in some cases it may be difficult to determine precisely the confines of the market area for particular properties and some competition may exist. Furthermore, you should bear in mind that we anticipate acquiring properties in general market areas where your partnership's property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts, staffing and other operational efficiencies. In managing our properties, we will attempt to reduce such conflicts between competing properties by referring prospective tenants to the property considered to be most conveniently located for the tenants' needs.


     Features Discouraging Potential Takeovers. Certain provisions of our governing documents, as well as statutory provisions under certain state laws, could be used by our management to delay, discourage or thwart efforts of third parties to acquire control of us, or a significant equity interest in us.


     Future Exchange Offers. Although we have no current plans to conduct further exchange offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering. If the results of operations were to improve for your partnership under our management, we might pay a higher price for any future exchange offers we may make for units of your partnership. In any event, we will not acquire any units for at least one year after this offer.


SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     We expect that approximately $808,674 will be required to purchase all of the units sought in our offer, if such units are tendered for cash excluding expenses. We will obtain all such funds from cash from operations, equity issuances and short term borrowings. For a detailed description of estimated expenses to be incurred in the offer, see "Source and Amount of Funds and Transactional Expenses."

         6096

            SUMMARY FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.


     The historical summary financial data for AIMCO Properties, L.P. for the nine months ended September 30, 1998 and 1997 is unaudited. The historical summary financial data for AIMCO Properties, L.P. for the years ended December 31, 1997, 1996 and 1995 and for the AIMCO Properties, L.P. Predecessors for the period January 10, 1994 through July 28, 1994, and the year ended December 31, 1993, is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the AIMCO Operating Partnership" included in the accompanying Prospectus. All dollar values are in thousands, except per unit data.


                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............  $  265,700   $  127,083   $  193,006   $100,516   $ 74,947    $  24,894
  Property operating expenses...........    (101,600)     (50,737)     (76,168)   (38,400)   (30,150)     (10,330)
  Owned property management expenses....      (7,746)      (4,344)      (6,620)    (2,746)    (2,276)        (711)
  Depreciation..........................     (59,792)     (23,848)     (37,741)   (19,556)   (15,038)      (4,727)
                                          ----------   ----------   ----------   --------   --------    ---------
                                              96,562       48,154       72,477     39,814     27,483        9,126
                                          ----------   ----------   ----------   --------   --------    ---------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      13,968        9,173       13,937      8,367      8,132        3,217
  Management and other expenses.........      (8,101)      (5,029)      (9,910)    (5,352)    (4,953)      (2,047)
  Corporate overhead allocation.........        (196)        (441)        (588)      (590)      (581)          --
  Other assets, depreciation and
    amortization........................          (3)        (236)        (453)      (218)      (168)        (150)
  Owner and seller bonuses..............          --           --           --         --         --           --
  Amortization of management company
    goodwill............................          --           --         (948)      (500)      (428)          --
                                          ----------   ----------   ----------   --------   --------    ---------
                                               5,668        3,467        2,038      1,707      2,002        1,020
  Minority interests in service company
    business............................          --           48          (10)        10        (29)         (14)
                                          ----------   ----------   ----------   --------   --------    ---------
  Company's shares of income from
    service company business............       5,668        3,515        2,028      1,717      1,973        1,006
                                          ----------   ----------   ----------   --------   --------    ---------
  General and administrative expenses...      (7,444)      (1,408)      (5,396)    (1,512)    (1,804)        (977)
  Interest income.......................      18,244        4,458        8,676        523        658          123
  Interest expense......................     (56,756)     (33,359)     (51,385)   (24,802)   (13,322)      (1,576)
  Minority interest in other
    partnerships........................      (1,052)        (777)       1,008       (111)        --           --
  Equity in losses of unconsolidated
    partnerships(c).....................      (5,078)        (463)      (1,798)        --         --           --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................       8,413          456        4,636         --         --           --
  Amortization of goodwill..............      (5,071)        (711)          --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income from operations................      53,486       19,865       30,246     15,629     14,988        7,702
  Gain on disposition of properties.....       2,783         (169)       2,720         44         --           --
  Provision for income taxes............          --           --           --         --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Income (loss) before extraordinary
    item................................      56,269       19,696       32,966     15,673     14,988        7,702
  Extraordinary item -- early
    extinguishment of debt..............          --         (269)        (269)        --         --           --
                                          ----------   ----------   ----------   --------   --------    ---------
  Net income (loss).....................  $   56,269   $   19,427   $   32,697   $ 15,673   $ 14,988    $   7,702
                                          ==========   ==========   ==========   ========   ========    =========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................         241          109          147         94         56           48
  Total owned apartment units (end of
    period).............................      62,955       28,773       40,039     23,764     14,453       12,513
  Units under management (end of
    period).............................     154,729       71,038       69,587     19,045     19,594       20,758
  Basic earnings per Common OP Unit.....  $     0.80   $     0.53   $     1.09   $   1.05   $   0.86    $    0.42
  Diluted earnings per Common OP Unit...  $     0.79   $     0.53   $     1.08   $   1.04   $   0.86    $    0.42
  Distributions paid per Common OP
    Unit................................  $   1.6875   $   1.3875   $     1.85   $   1.70   $   1.66    $    0.29
  Cash flows provided by operating
    activities..........................      50,825       53,435       73,032     38,806     25,911       16,825
  Cash flows used in investing
    activities..........................    (185,453)    (314,814)    (717,663)   (88,144)   (60,821)    (186,481)
  Cash flows provided by (used in)
    financing activities................     141,221      293,984      668,549     60,129     30,145      176,800

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...............    $ 5,805       $  8,056
  Property operating expenses...........     (2,263)        (3,200)
  Owned property management expenses....         --             --
  Depreciation..........................     (1,151)        (1,702)
                                            -------       --------
                                              2,391          3,154
                                            -------       --------
SERVICE COMPANY BUSINESS:
  Management fees and other income......      6,533          8,069
  Management and other expenses.........     (5,823)        (6,414)
  Corporate overhead allocation.........         --             --
  Other assets, depreciation and
    amortization........................       (146)          (204)
  Owner and seller bonuses..............       (204)          (468)
  Amortization of management company
    goodwill............................         --             --
                                            -------       --------
                                                360            983
  Minority interests in service company
    business............................         --             --
                                            -------       --------
  Company's shares of income from
    service company business............        360            983
                                            -------       --------
  General and administrative expenses...         --             --
  Interest income.......................         --             --
  Interest expense......................     (4,214)        (3,510)
  Minority interest in other
    partnerships........................         --             --
  Equity in losses of unconsolidated
    partnerships(c).....................         --             --
  Equity in earnings of unconsolidated
    subsidiaries(d).....................         --             --
  Amortization of goodwill..............         --             --
                                            -------       --------
  Income from operations................     (1,463)           627
  Gain on disposition of properties.....         --             --
  Provision for income taxes............        (36)          (336)
                                            -------       --------
  Income (loss) before extraordinary
    item................................     (1,499)           291
  Extraordinary item -- early
    extinguishment of debt..............         --             --
                                            -------       --------
  Net income (loss).....................    $(1,499)      $    291
                                            =======       ========
OTHER INFORMATION:
  Total owned properties (end of
    period).............................          4              4
  Total owned apartment units (end of
    period).............................      1,711          1,711
  Units under management (end of
    period).............................     29,343         28,422
  Basic earnings per Common OP Unit.....        N/A            N/A
  Diluted earnings per Common OP Unit...        N/A            N/A
  Distributions paid per Common OP
    Unit................................        N/A            N/A
  Cash flows provided by operating
    activities..........................      2,678          2,203
  Cash flows used in investing
    activities..........................       (924)       (16,352)
  Cash flows provided by (used in)
    financing activities................     (1,032)        14,114

         6097

                                                                   AIMCO PROPERTIES, L.P.
                                          -------------------------------------------------------------------------
                                                                                                         FOR THE
                                                                                                          PERIOD
                                                                                                         JULY 29,
                                            FOR THE NINE MONTHS            FOR THE YEAR ENDED              1994
                                            ENDED SEPTEMBER 30,               DECEMBER 31,               THROUGH
                                          -----------------------   --------------------------------   DECEMBER 31,
                                             1998         1997         1997        1996       1995         1994
                                          ----------   ----------   ----------   --------   --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................  $  132,881   $   49,692   $   81,155   $ 35,185   $ 25,285    $   9,391
Weighted average number of Common OP
  Units outstanding.....................      53,007       24,347       29,119     14,994     11,461       10,920
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................  $2,685,487   $1,250,239   $1,657,207   $865,222   $477,162    $ 406,067
Real estate, net of accumulated
  depreciation..........................   2,355,122    1,107,545    1,503,922    745,145    448,425      392,368
Total assets............................   3,121,949    1,608,195    2,100,510    827,673    480,361      416,361
Total mortgages and notes payable.......   1,275,401      661,715      808,530    522,146    268,692      141,315
Redeemable Partnership Units............     232,405      178,321      197,086     96,064     38,463       32,047
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................          --           --           --         --         --      107,228
Partners' Capital.......................   1,427,087      560,737      960,176    178,462    160,947      137,354

                                           AIMCO PROPERTIES, L.P.'S
                                               PREDECESSORS(A)
                                          --------------------------
                                            FOR THE
                                            PERIOD
                                          JANUARY 10,
                                             1994       FOR THE YEAR
                                            THROUGH        ENDED
                                           JULY 28,     DECEMBER 31,
                                            1994(B)         1993
                                          -----------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
Funds from operations(e)................        N/A            N/A
Weighted average number of Common OP
  Units outstanding.....................        N/A            N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation..........................    $47,500       $ 46,819
Real estate, net of accumulated
  depreciation..........................     33,270         33,701
Total assets............................     39,042         38,914
Total mortgages and notes payable.......     40,873         41,893
Redeemable Partnership Units............         --             --
Mandatorily redeemable 1994 Cumulative
  Senior Preferred Units................         --             --
Partners' Capital.......................     (9,345)        (7,556)

---------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. The proceeds from the offering and such other issuances were contributed by AIMCO to AIMCO Properties, L.P. for 9,075,000 OP Units, 966,000 Preferred Units and 513,514 Common OP Units, respectively. On such date, AIMCO Properties, L.P. and its predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO Properties, L.P. to continue and expand the property management and related businesses of its predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Class A Common Stock that were issued concurrently with the initial public offering were repurchased in 1995.


(b) Represents the period January 10, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO Properties, L.P.


(c) Represents AIMCO Properties, L.P.'s share of earnings from partnerships that own 83,431 apartment units in which partnerships AIMCO Properties, L.P. purchased an equity interest from the NHP Real Estate Companies.

(d) Represents AIMCO Properties, L.P. equity earnings in unconsolidated subsidiaries.


(e) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO", when considered with the financial data determined in accordance with GAAP, provides a useful measure of performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based on the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of its ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of net income to funds from operations:

                                                                                                                    FOR THE
                                                                 FOR THE NINE                                       PERIOD
                                                                 MONTHS ENDED          FOR THE YEAR ENDED         JANUARY 10,
                                                                SEPTEMBER 30,             DECEMBER 31,               1994
                                                              ------------------   ---------------------------      THROUGH
                                                                1998      1997      1997      1996      1995     JULY 28, 1994
                                                              --------   -------   -------   -------   -------   -------------
                                                                                       (IN THOUSANDS)
Net income..................................................  $ 56,269   $19,427   $32,697   $15,673   $14,988      $ 7,702
(Gain) loss on disposition of property......................    (2,783)      169    (2,720)      (44)       --           --
Extraordinary item..........................................        --       269       269        --        --           --
Real estate depreciation, net of minority interests.........    56,900    21,052    33,751    19,056    15,038        4,727
Amortization of goodwill....................................     7,077       711       948       500       428           76
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................        --     2,689     3,584        --        --           --
  Amortization of management contracts......................     4,201       430     1,587        --        --           --
  Deferred taxes............................................     6,134     2,164     4,894        --        --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    17,379     2,781     6,280        --        --           --
  Preferred stock dividends.................................   (12,296)       --      (135)       --    (5,169)      (3,114)
                                                              --------   -------   -------   -------   -------      -------
Funds from operations.......................................  $132,881   $49,692   $81,155   $35,185   $25,285      $ 9,391
                                                              ========   =======   =======   =======   =======      =======

         6098

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION OF AIMCO PROPERTIES, L.P.

     The following table sets forth summary pro forma financial and operating information of AIMCO Properties, L.P. (the AIMCO Operating Partnership) for the nine months ended September 30, 1998 and for the year ended December 31, 1997. The pro forma financial and operating information gives effect to AIMCO's merger with Insignia Financial Group, Inc., the transfer of certain assets and liabilities of Insignia to unconsolidated subsidiaries, a number of transactions completed before the Insignia merger, and a number of exchange offers proposed to be made to limited partnerships formerly controlled or managed by Insignia, including your partnership.


                                                                 AIMCO PROPERTIES, L.P.
                                                              ----------------------------
                                                              FOR THE NINE
                                                                 MONTHS         FOR THE
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                     PER UNIT DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
  Rental and other income...................................    $ 345,961     $   442,526
  Property operating expenses...............................     (136,240)       (189,442)
  Owned property management expenses........................       (8,933)        (11,831)
  Depreciation..............................................      (80,420)        (98,853)
                                                                ---------     -----------
                                                                  120,368         142,400
                                                                ---------     -----------
SERVICE COMPANY BUSINESS:
  Management fees and other income..........................       28,912          41,676
  Management and other expenses.............................      (14,386)        (23,683)
  Corporate overhead allocation.............................         (196)           (588)
  Depreciation and amortization.............................      (15,243)        (26,480)
                                                                ---------     -----------
                                                                     (913)         (9,075)
  Minority interests in service company business............           --             (10)
                                                                ---------     -----------
  Partnership's shares of income from service company
     business...............................................         (913)         (9,085)
                                                                ---------     -----------
  General and administrative expenses.......................       (8,632)        (21,371)
  Interest expense..........................................      (90,890)       (121,699)
  Interest income...........................................       40,887          21,734
  Minority interest.........................................       (8,548)        (10,034)
  Equity in losses of unconsolidated partnerships...........      (23,349)        (43,918)
  Equity in earnings of unconsolidated subsidiaries.........          851           5,848
  Amortization of Goodwill..................................       (5,071)             --
                                                                ---------     -----------
          Net income........................................    $  24,703     $   (36,125)
                                                                =========     ===========
PER OP UNIT DATA:
Basic earnings (loss) per Common OP Unit....................    $    (.12)    $     (1.16)
Diluted earnings (loss) per Common OP Unit..................    $    (.12)    $     (1.16)
Distributions paid per Common OP Unit.......................    $    1.69     $      1.85
Book value per Common OP Unit...............................    $   24.52     $     26.96
CASH FLOW DATA:
Cash provided by operating activities.......................    $  90,439     $   130,703
Cash used in investing activities...........................      (79,923)     (1,135,038)
Cash provided by (used in) financing activities.............       16,740         955,977
OTHER DATA:
Funds from operations(a)....................................    $ 187,985     $   172,733
Weighted average number of Common OP Units outstanding......       74,946          74,094

         6099


                                                              AIMCO PROPERTIES, L.P.
                                                              ----------------------
                                                                   FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                  PER UNIT DATA)
BALANCE SHEET DATA:
Real estate, net of accumulated depreciation................        $2,679,195
Total assets................................................         4,558,819
Total mortgages and notes payable...........................         1,762,105
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust..........................           149,500
Redeemable partnership units................................           320,443
Partners' capital...........................................         1,984,019


---------------


(a) AIMCO Properties, L.P.'s management believes that the presentation of funds from operations or "FFO," when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO Properties, L.P. performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO Properties, L.P., nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO Properties, L.P. calculates FFO based upon the NAREIT definition, as adjusted for the amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on perpetual preferred stock. AIMCO Properties, L.P. management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO Properties, L.P.'s ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO Properties, L.P.'s basis of computing FFO is comparable with that of other REITs.


     The following is a reconciliation of pro forma net income to pro forma funds from operations:


                                                                FOR THE NINE
                                                                MONTHS ENDED      FOR THE YEAR ENDED
                                                             SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                             ------------------   ------------------
                                                                         (IN THOUSANDS)
        Net income (loss).................................        $ 24,703             $(36,125)
        HUD release fee and legal reserve.................              --               10,202
        Real estate depreciation, net of minority
          interests.......................................          76,521               93,050
        Amortization of management contracts..............           9,593               12,790
        Amortization of management company goodwill.......          10,997               12,551
        Equity in earnings of unconsolidated subsidiaries:
          Real estate depreciation........................              --                1,715
          Amortization of management company goodwill.....             959                1,918
          Amortization of management contracts............          23,010               30,516
          Deferred taxes..................................            (713)              (1,356)
        Equity in earnings of other partnerships:
          Real estate depreciation........................          79,559               95,285
        Interest on convertible debentures................          (7,537)             (10,003)
        Preferred unit distributions......................         (29,107)             (37,810)
                                                                  --------             --------
        Funds from operations.............................        $187,985             $172,733
                                                                  ========             ========

         6100


          SUMMARY FINANCIAL INFORMATION OF YORKTOWN TOWERS ASSOCIATES



     The summary financial information of Yorktown Towers Associates for the nine months ended September 30, 1998 and 1997 is unaudited. The summary financial information for Yorktown Towers Associates for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 is based on audited financial statements. The financial statements for 1995, 1994 and 1993 are not included in this Prospectus Supplement. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of your Partnership" included herein. See "Index to Financial Statements."



                                                                   YORKTOWN TOWERS ASSOCIATES
                                 -----------------------------------------------------------------------------------------------
                                    FOR THE NINE MONTHS
                                    ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
  Total Revenues...............  $     2,943   $     2,587   $     3,769   $     3,895   $     3,734   $     3,594   $     3,538
  Net Income/(Loss)............          189          (285)         (272)          (75)           24            94         (298)
  Net Income per limited
    partnership unit...........     1,836.92     (2,744.98)    (2,614.37)      (720.87)       231.88        908.26    (2,862.62)
  Distributions per limited
    partnership unit...........     3,508.25            --            --            --            --            --            --
  Distributions per limited
    partnership unit (which
    represent a return of
    capital)...................           --            --            --            --            --            --            --



                                       SEPTEMBER 30,                                    DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    1998          1997          1997          1996          1995          1994          1993
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA:
  Cash and Cash Equivalents....  $     1,434   $       767   $     1,405   $       626   $       542   $     1,004   $       395
  Real Estate, Net of
    Accumulated Depreciation...        8,735         9,126         9,034         9,454         9,818        10,157        10,492
  Total Assets.................       10,802        11,105        11,205        11,656        11,838        12,517        11,874
  Notes Payable................       12,320        12,416        12,393        12,483        12,564        13,357        12,059
General Partners'
  Capital/(Deficit)............          (46)          (48)          (48)          (45)          (44)          (44)         (44)
Limited Partners'
  Capital/(Deficit)............       (2,045)       (1,881)       (1,868)       (1,599)       (1,525)       (1,548)      (1,642)
Partners' Capital/(Deficit)....       (2,091)       (1,929)       (1,916)       (1,644)       (1,569)       (1,593)      (1,686)
Total Distributions............          365            --            --            --            --            --            --
Book value per limited
  partnership unit.............   (19,857.63)   (18,264.79)   (18,135.92)   (15,524.27)   (14,801.40)   (15,033.28)  (15,941.54)
Net increase (decrease) in cash
  and cash equivalents.........           29           141           779            84          (462)          609           182
Net cash provided by operating
  activities...................  $       603   $        14   $       722   $       315   $       317   $        89   $       205
Ratio of earnings to fixed
  charges......................       1.21/1        0.69/1        0.79/1        0.94/1        0.83/1        0.86/1        0.77/1


                           COMPARATIVE PER UNIT DATA

     Set forth below are cash distributions for OP Units and historical cash distributions per unit of your partnership.


                                                                 AIMCO         YORKTOWN
                                                               OPERATING        TOWERS
                                                              PARTNERSHIP     ASSOCIATES
                                                              ------------   ------------
                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1998
                                                              ------------   ------------
Equivalent cash distributions on the number of Common OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $1,971.88        $3,443
Equivalent cash distributions on the number of Preferred OP
  Units issuable in the offer for each unit of your
  partnership...............................................   $2,441.50        $3,443

         6101

                        THE AIMCO OPERATING PARTNERSHIP


     AIMCO Properties, L.P. is the "AIMCO Operating Partnership." It conducts substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Through its wholly owned subsidiaries, AIMCO GP, the sole general partner of the AIMCO Operating Partnership, and the Special Limited Partner, as of December 31, 1998, AIMCO held approximately an 83% interest in the AIMCO Operating Partnership. Based on apartment unit data compiled by the National Multi Housing Council, we believe that AIMCO is one of the largest owner and manager of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. As of December 31, 1998, AIMCO:



     - owned or controlled 63,086 units in 242 apartment properties;



     - held an equity interest in 170,243 units in 902 apartment properties; and


     - managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.


     AIMCO's Class A Common Stock is listed and traded on the NYSE under the symbol "AIV." On March 5, 1999, the last reported sale price of AIMCO Class A Common Stock on the NYSE was $37.50. The following table shows the high and low reported sales prices and dividends declared per share of AIMCO's Class A Common Stock for the periods indicated. The table also shows the distributions per unit declared on the Common OP Units for the same periods.



                                                      CLASS A             PARTNERSHIP
                                                   COMMON STOCK              COMMON
                                            ---------------------------      UNITS
            CALENDAR QUARTERS               HIGH     LOW       DIVIDEND   DISTRIBUTION
            -----------------               ----     ---       --------   ------------
1999
  First Quarter (through March 5).........  $41 5/8  $36 1/8   $0.6250      $0.6250
1998
  Fourth Quarter..........................   37 3/8   30        0.5625       0.5625
  Third Quarter...........................   41       30 15/16  0.5625       0.5625
  Second Quarter..........................   38 7/8   36 1/2    0.5625       0.5625
  First Quarter...........................   38 5/8   34 1/4    0.5625       0.5625
1997
  Fourth Quarter..........................   38       32        0.5625       0.5625
  Third Quarter...........................   36 3/16  28 1/8    0.4625       0.4625
  Second Quarter..........................   29 3/4   26        0.4625       0.4625
  First Quarter...........................   30 1/2   25 1/2    0.4625       0.4625
1996
  Fourth Quarter..........................   28 3/8   21 1/8    0.4625       0.4625
  Third Quarter...........................   22       18 3/8    0.4250       0.4250
  Second Quarter..........................   21       18 3/8    0.4250       0.4250
  First Quarter...........................   21 1/8   19 3/8    0.4250       0.4250



     The principal executive offices of AIMCO, the AIMCO GP, the Special Limited Partner and the AIMCO Operating Partnership are located at 1873 South Bellaire Street, Denver, Colorado 80222, and their telephone number is (303) 757-8101.

         6102

                                  RISK FACTORS

     The following sets forth certain risks and disadvantages of the offer and should be read and considered when reviewing the potential benefits of the offer set forth in "Background and Reasons for the Offer -- Expected Benefits of the Offer." In addition, you should review the other risks of investing in us beginning on page 2 of our accompanying Prospectus.

RISKS TO UNITHOLDERS WHO TENDER THEIR UNITS IN THE OFFER


     NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION AND NO GENERAL PARTNER RECOMMENDATION. We did not use any third-party appraisal or valuation to determine the value of your partnership's property. We established the terms of our offer, including the exchange ratios and the cash consideration without any arms-length negotiations. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Because of our affiliation with your general partner, your general partner makes no recommendation to you as to whether you should tender your units. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of our offer consideration from a financial point of view.



     OFFER CONSIDERATION MAY NOT EQUAL THE VALUE OF YOUR UNITS. We estimate your property to be worth $17,400,000, less approximately $2,181,040 of deferred maintenance and investment not considered by the appraiser. It is possible, that the sale of the property could result in you receiving more pretax cash per unit than our offer.



     CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER. Your general partner is a subsidiary of AIMCO and the AIMCO Operating Partnership and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The conflict results from the fact that we determined the offer consideration without negotiating with any other party. We did not consult with or negotiate with the general partner or any limited partner. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, your general partner or the manager of your partnership's property from its current position would result in a decrease or elimination of the substantial fees paid to your general partner or the property manager for services provided to your partnership. Such conflicts of interest in connection with our offer and our operation's differ from those conflicts of interest that currently exist for your partnership. Since our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees.



     POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE. It is possible that we may make a subsequent offer at a higher price, but not earlier than one year after this offer. Such a decision will depend on, among other things, the performance of your partnership, prevailing interest rates, and our interest in acquiring additional limited partnership interests.



     POSSIBLE RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS. In general, if you exchange your units solely for our OP Units, it will not be a taxable transaction. If you sell your units for cash, you will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in your units sold. If you exchange your units for cash and our OP Units, it will be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. If you exchange your units for cash or for cash and OP Units, the "amount realized" will be measured by the sum of the cash you receive plus the portion of your partnership's liabilities allocated to the units sold for Federal income tax purposes. To the extent that the amount of cash received plus the allocable share of your partnership's liabilities allocated to such units exceeds your tax basis in the units sold, you will recognize gain. Consequently, the tax liability resulting from such gain could exceed the amount of cash received upon such sale. If you exercise your redemption right with respect to the Preferred OP Units within two years of the date that you transfer your units to the AIMCO Operating Partnership, your exchange of units for OP Units or OP Units and cash could be treated as a disguised sale of your units and you would be required to recognize gain or loss on such

         6103


disguised sale. See "Certain Federal Income Tax Consequences -- Disguised Sales." Although we have no present intention to liquidate or sell your partnership's property or prepay the current mortgage on your partnership's property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. In addition, if the AIMCO Operating Partnership were to be treated as a "publicly traded partnership" for Federal income tax purposes, passive activity losses generated by other passive activity investments held by you, including passive activity loss carryovers attributable to your units, could not be used to offset your allocable share of income generated by the AIMCO Operating Partnership. If you redeem OP Units for shares of AIMCO Class A Common Stock or Preferred Stock, you will recognize gain or loss measured by the difference between the amount realized from our tender offer and your adjusted tax basis in the OP Units exchanged. In addition, if you acquire shares of AIMCO stock, you will no longer be able to use income and loss from your investment to offset "passive" income and losses from other investments, and the distributions from AIMCO will constitute taxable income to the extent of AIMCO's earnings and profits.



     This summary is a general discussion of certain of the anticipated Federal income tax consequences of the offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to you in light of your specific circumstances or if you are subject to special treatment under the Internal Revenue Code of 1986, as amended. The particular tax consequences of the offer to you will depend upon a number of factors related to your individual tax situation, including your tax basis in your units, whether you dispose of all of your units in your partnership and whether the "passive loss" rules apply to your investments. You should review "Certain Federal Income Tax Consequences" in this Prospectus Supplement and "Federal Income Taxation of AIMCO and AIMCO Stockholders," Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" and "Other Tax Consequences" in the accompanying Prospectus. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor before determining whether to tender your units pursuant to our offer.



     HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE. You might receive more pretax cash consideration if you do not tender your units and, instead, continue to hold your units and ultimately receive proceeds from a liquidation of your partnership.



     OFFER CONSIDERATION MAY NOT REPRESENT FAIR MARKET VALUE. There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of your units. However, the offer consideration does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher or lower than the offer consideration.



     OFFER CONSIDERATION BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS. The offer consideration represents only our estimate of the amount you would receive if we liquidated the partnership on a prompt basis. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's property. In doing so, we applied a capitalization rate to your partnership's net operating income for the year ended December 31, 1997. In determining the appropriate capitalization rate, we considered your partnership's results of operations since December 31, 1997. If net operating income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.



     OFFER CONSIDERATION MAY BE LESS THAN LIQUIDATION VALUE. The actual proceeds obtained from a liquidation are highly uncertain and could be more or less than our estimate. Accordingly, our offer consideration could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.


     FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED. Robert
A. Stanger & Co.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is controlled by us). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

         6104


     LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP. If you tender your units in response to our offer, you will transfer all right title and interest in and to all of the units that we accept, and all distributions in respect of such units on or after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of property owned by your partnership or a refinancing of any of its debt. If you tender your units in exchange for OP Units, you will be entitled to future distributions from the operating cash flow of the AIMCO Operating Partnership and upon a dissolution, liquidation or winding-up of the AIMCO Operating Partnership. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



     POSSIBLE EFFECT OF THE OTHER EXCHANGE OFFERS ON US. Concurrently with this offer, we are making or intend to make similar offers to investors in approximately 90 other limited partnerships. If all of these offers had been completed by December 31, 1997, our net income for the nine months ended September 30, 1998 would have been $24,703,000 instead of $41,493,000, based on the assumptions included in the Pro Forma Financial Statements. If we borrow funds for the cash consideration for these offers, our interest costs would increase which could adversely affect our future earnings. If all units in all the offers were purchased for cash and we borrowed all the funds, at current interest rates, our interest expense would increase by $3,064,000 per year. See "Pro Forma Financial Information of AIMCO Properties, L.P."


  RISKS TO UNITHOLDERS EXCHANGING UNITS FOR OP UNITS IN THE OFFER


     FUNDAMENTAL CHANGE IN NATURE OF INVESTMENT. If you tender your units in exchange for our OP Units, you will have changed fundamentally the nature of your investment from (i) a partnership that distributes to its partners the proceeds from the sale of a property or a refinancing of its indebtedness to
(ii) a partnership that reinvests the proceeds from sales of properties and refinancings of its indebtedness. You will have changed from a small partnership with a partnership termination date of December 31, 2050 to a much larger partnership with a partnership termination date of 2093.



     Under the AIMCO Operating Partnership's agreement of limited partnership, the general partner has the ability, without the concurrence of the limited partners, to acquire and dispose of properties and to borrow funds. Further, while it is the intent to distribute net income from operations, sales of properties and refinancings of indebtedness, the general partner may not make such distributions. Proceeds of future asset sales or refinancings by the AIMCO Operating Partnership generally will be reinvested rather than distributed.



     FUNDAMENTAL CHANGE IN NUMBER OF PROPERTIES OWNED. If you exchange your units for OP Units, you will have changed your investment from an interest in a partnership which owns and manages a single property to an interest in the AIMCO Operating Partnership which is in the business of acquiring, marketing, managing and operating a large portfolio of apartment properties. While diversification of assets may reduce certain risks of investment attributable to a single property or entity, there can be no assurance as to the value or performance of our securities and our portfolio of properties as compared to the value of your units and your partnership.



     LACK OF TRADING MARKET FOR OP UNITS. There is no public market for our OP Units. In addition, the AIMCO Operating Partnership's agreement of limited partnership restricts the transferability of OP Units. We have no plans to list the OP Units on a securities exchange. It is unlikely that any person will make a market in the OP Units, or that an active market for the OP Units will develop.


     UNCERTAIN FUTURE DISTRIBUTIONS. Although our operating partnership makes quarterly distributions based on its available cash, there can be no assurance regarding the amounts of available cash that our operating partnership will generate or the portion that we will choose to distribute.


     POSSIBLE REDUCTION IN REQUIRED DISTRIBUTIONS ON PREFERRED OP UNITS. On and after March 1, 2005, we may reduce the rate of distributions required to be paid on the Preferred OP Units, thus reducing the rate of return and possibly encouraging you to redeem such units.



     POSSIBLE LOWER DISTRIBUTIONS. The Preferred OP Units provide for annual distributions of $2.00 per unit and no more. Current annualized distributions with respect to the Common OP Units are $2.50 per unit. This

         6105


is equivalent to distributions of $2,441.50 per year on the number of Preferred OP Units, or distributions of $1,971.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. During 1998, your partnership paid cash distributions of 3,508.25 per unit. Therefore, distributions with respect to the Preferred OP Units and Common OP Units may be substantially less, immediately following our offer, than the distributions with respect to your units.



     POSSIBLE REDEMPTION OF PREFERRED STOCK. On and after March 1, 2005, we may redeem each share of Class I Preferred Stock for $25, plus any accumulated, accrued and unpaid dividends, possibly forcing you to sell such shares to AIMCO or to sell in the open market at a possibly lower price per share than would have occurred without the redemption. If, for example, after five years we redeemed the Class I Preferred Stock for $25 per share, you will have received the present value equivalent of the cash consideration of our offer (assuming annual distributions of $2.00 on each Preferred OP Unit, a discount rate of 8% and without giving effect to the potential tax deferral associated with receiving OP Units instead of cash).



     POSSIBLE RECOGNITION OF TAXABLE GAINS ON OP UNITS. There are certain tax risks associated with the acquisition, retention and disposition of OP Units. Although your general partner (which is our subsidiary) has no present intention to liquidate or sell your partnership's property or prepay the current mortgage on the property within any specified time period, any such action in the future generally will require you to fully recognize any deferred taxable gain if you exchange your units for OP Units. See "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders" in the accompanying Prospectus.



     LIMITATIONS ON EFFECTING A CHANGE OF CONTROL. Our charter has restrictions on the ownership of our equity securities in order to comply with certain REIT tax requirements. The limited partners of the AIMCO Operating Partnership are unable to remove the general partner of the AIMCO Operating Partnership or to vote in the election of AIMCO's directors unless they own shares of AIMCO. As a result, our limited partners and stockholders are limited in their ability to effect a change of control of the AIMCO Operating Partnership and AIMCO.



     LIMITATION ON TRANSFER OF OP UNITS. Investors in our partnership must hold the OP Units for one year, subject to exceptions. Thereafter transfers may be made subject to applicable transfer restrictions.



     LIMITED VOTING RIGHTS OF HOLDERS OF OP UNITS. The AIMCO Operating Partnership is managed and operated by its general partner. Unlike the holders of common stock in a corporation, holders of OP Units have only limited voting rights on matters affecting the AIMCO Operating Partnership's business. Holders of OP Units have no right to elect the general partner on an annual or other continuing basis, and the general partner may not be removed by holders of limited partnership interests. As a result, holders of OP Units have limited influence on matters affecting the operation of the AIMCO Operating Partnership and third parties may find it difficult to attempt to gain control or influence the activities of our operating partnership. Such matters affecting the operation of the AIMCO Operating Partnership include liquidation and distribution policies, property purchases, and potential mergers or acquisitions. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."



     MARKET PRICES FOR AIMCO'S SECURITIES MAY FLUCTUATE. We cannot predict the prices at which our stock will trade in the future. Recently, there have been fluctuations in the trading prices for many REIT equity securities, including ours.



     LITIGATION ASSOCIATED WITH PARTNERSHIP ACQUISITIONS. We often acquire interests in limited partnerships that own apartment properties. In some cases (such as for your partnership), we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. There is a risk that we will be subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. As a result, we may incur costs associated with defending or settling such litigation or paying any judgement if we lose. As of the present time, no limited partners of your partnership have initiated lawsuits on such grounds.


     DILUTION OF INTERESTS OF HOLDERS OF OP UNITS. We may issue an unlimited number of additional OP Units or other securities for such consideration and on such terms as we may establish, without the approval of the

         6106

holders of OP Units. Such securities could have priority over the OP Units as to cash flow, distributions and liquidation proceeds. The effect of any such issuance may be to dilute the interests of holders of OP Units.

RISKS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS IN THE OFFER


     POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US. Because your general partner is a subsidiary of AIMCO, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of your general partner (which is our subsidiary) or the manager of any property owned by your partnership may become more difficult or impossible without our consent.



     RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES. Generally, a decrease in your share of your partnership's liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although your general partner (which is our subsidiary) has no current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause your general partner to reduce the liabilities of your partnership. If the liabilities of your partnership were to be reduced, and you do not tender all of your units pursuant to our offer, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of your partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.



     POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX
PURPOSES. If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable. This would generally decrease the annual average depreciation deductions allocable to you for a number of years if you do not tender all of your units (thereby increasing the taxable income allocable to your units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your units that you choose to retain.



     RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.



     POSSIBLE CHANGE IN TIME FRAME REGARDING SALE OF PROPERTY. It is not known when the property owned by your partnership may be sold. Therefore, there may be no way to liquidate your investments in the partnership in the future until the property is sold and your partnership is liquidated. You may continue to hold the units not exchanged in this offer for an indefinite period of time. The partnership currently owns one property. The general partner of your partnership continually considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when the property will be sold or otherwise disposed of. However, there is no current plan or intention to sell the property in the near future.



     BALLOON PAYMENTS. Your partnership has approximately $11,965,357 of balloon payments due on its mortgage debt in October, 2001. Your partnership will have to refinance such debt or sell its property prior to the balloon payment dates, or it will be in default and could lose the property to foreclosure.

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                          SPECIAL FACTORS TO CONSIDER



     In reviewing the offer, you should pay special attention to the information in the Sections entitled "Background and Reasons for the Offer," "Valuation of Units," "Fairness of the Offer" and "Stanger Analysis," which contain information regarding the background and reasons for the offer, the method of evaluating units in the offer and alternative valuation methods considered, our view as to the fairness of the offer, and the fairness opinion rendered by Stanger.


                      BACKGROUND AND REASONS FOR THE OFFER

BACKGROUND OF THE OFFER

  General


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's property while providing you and other investors with an opportunity to liquidate your current investment and to invest in our OP Units or receive cash, or to retain your units.



     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1% interest, consisting of a 0% limited partnership interest and a 1% general partnership interest, in your partnership.



     On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998 (the "IPT Merger Agreement"), pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Upon consummation of the IPT Merger, each outstanding share of IPT not owned by AIMCO was converted into the right to receive 0.3601 shares of AIMCO's Class A Common Stock (approximately 4,180,000 shares in the aggregate).



     One of the reasons we chose to acquire Insignia is that we would be able to make the exchange offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide the AIMCO Operating Partnership with a larger asset and capital base and increased diversification. As of the date of this offering, the AIMCO Operating Partnership has made offers to approximately 90 of the Insignia Partnerships, including your partnership.


     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making an exchange offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such exchange offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of the Insignia Partnerships limited partnership units of the AIMCO Operating Partnership and/or cash.


     In connection with the Insignia Merger we acquired general partnership interests and certain limited partnership interests in a number of private and public partnerships. Eight private partnerships out of the 90 partnerships involved in the proposed exchange offers do not have audited financial statements prepared in accordance with generally accepted accounting practices ("GAAP"). Certain of these partnerships have audited financial statements prepared on the basis of federal income taxes and others have unaudited financial

         6108


statements which may or may not be prepared on the basis of GAAP or federal income taxes. For the Insignia Partnerships for which exchange offers are being made which do not have audited GAAP financial statements for at least two years, we are making the offer on the basis of either one year of audited GAAP financial statements and one year of unaudited GAAP financial statements or just unaudited GAAP financial statements. We tried to obtain two years of audited GAAP financial statements for all the partnerships for which offers are being made, but because of the inability to locate records from inception of the partnerships which would allow auditors to verify the original purchase price of the properties, no audits were possible. In these cases, the entities which controlled the general partners prior to Insignia are no longer in business or have no current knowledge or records of such partnerships. For the same reasons, we do not have all the records for past years of some of the partnerships. Therefore, for the partnerships without an audit, we did not have invoices, escrow statements, property closing statements or the like to support the original costs of the real property to the satisfaction of independent auditors, in order for them to render an unqualified audit report. Consequently, we have no way to support the original cost of the properties. However, we have general ledgers and related accounting records that enable us to prepare GAAP basis financial statements. These records were taken from the entities that controlled the general partners and were subsequently maintained by us. The amount of capitalized property costs appearing in those books and records has, to our knowledge, been appropriately rolled forward from year to year and used by the general partners of the partnerships in question to prepare tax returns and periodic reports to the investors in the partnerships. Therefore, we believe that the unaudited financial statements included in the prospectus supplements for such partnerships have been prepared in accordance with GAAP.



     In acquiring Insignia and the interests in the Insignia Partnerships, we conducted due diligence with regard to certain of the assets acquired including the major properties held by the Insignia Partnerships. Our due diligence focused on the condition of the major properties and the terms of the partnership agreements. Since Insignia had audited GAAP financial statements and since those partnerships without audited GAAP financial statements are generally smaller, we did not focus on the issue of audited GAAP based financial statements for the smaller partnerships at the time of the merger. Further, for our internal due diligence use, audited tax based financial statements are also used. The total number of Insignia Partnerships we acquired an interest in was approximately 550 of which approximately 25 do not have audited GAAP statements. We were not able to pick and choose the partnerships in which we would acquire an interest. The Insignia Partnerships were part of the business of Insignia. As a consequence, we acquired interests in certain small private partnerships which do not have the ability to obtain audited GAAP financial statements. It is our policy to acquire properties or partnerships with audited GAAP based financial statements. However, in connection with large acquisitions of partnerships interests, such as with the Insignia Merger, we may occasionally acquire a partnership or property without audited GAAP financial statements.


  Previous Tender Offers


     Tender offers have been previously made with respect to certain of the public Insignia Partnerships. However, there have not been any prior tender offers to acquire units of your partnership. Except for such tender offers, we are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.


  Engagement of Fairness Opinion Provider


     The AIMCO Operating Partnership contacted Stanger in August 1998 to discuss the possibility of Stanger providing a fairness opinion for our offer. The AIMCO Operating Partnership chose Stanger based on Stanger's expertise and strong reputation in this area of work. The parties entered into a definitive agreement dated August 28, 1998 with Stanger to provide such a fairness opinion for your partnership and other partnerships.

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ALTERNATIVES CONSIDERED

     The following is a brief discussion of the benefits and disadvantages of alternatives to our offer that could have been pursued by your general partner (which is our subsidiary).

  Liquidation


     Benefits of Liquidation. One alternative to our offer would be for your partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with your partnership's agreement of limited partnership, and then dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of your partnership's assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).



     Disadvantages of Liquidation. A liquidating sale of part or all of your partnership's property would be a taxable event for you and your partners and could result in significant amounts of taxable income to you and your partners. In the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership's assets may trigger a substantial prepayment penalty on the order of 1% of the principal amount of the mortgage. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.


  Continuation of the Partnership Without the Offer


     Benefits of Continuation. Although our offer permits you to continue your investment in your partnership, a second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. Your partnership's net income has increased from $-285,589 for the nine months ended September 30, 1997, to $189,203 for the nine months ended September 30, 1998. It is possible that the private resale market for apartment and retail properties could improve over time, making a sale of your partnership's property in a private transaction at some point in the future a more viable option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases of revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. The General Partner continues to review operations and expects to complete capital expenditures in 1999 and 2000 enabling it to possibly increase rents and lower expenses. In addition, a sale of the property may cause a tax gain to each investor.



     Disadvantages of Continuation. There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership continues operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. Your partnership's mortgage notes are due on October, 2001 and require balloon payments totaling $11,965,357. Your partnership currently has adequate sources of cash to finance its operations on both a short term and long term basis but will have to sell the properties or refinance its indebtedness in 2001 to pay such balloon payments. Continuation of your partnership without the offer would deny you and your partners the benefits that your general partner (which is our subsidiary) expects to result from the offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a very substantial discount from your pro rata share of the fair market value of your partnership's property. Continuation without our offer would deny you and your partners the benefits of diversification into a company which has a much larger and more diverse portfolio of apartment properties.



  Alternative Structures Considered


     Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties; making an offer of only cash for your units; making an

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offer of only Common OP Units for your units; and making an offer of only Preferred OP Units for your units. A merger would require a vote of the limited partners of your partnership. If the merger was approved, all limited partners, including those who wish to retain their units and continue to participate in your partnership, would be forced to participate in the merger transaction. If the merger was not approved, all limited partners, including those who would like to liquidate their investment in your partnership, would be forced to retain their units.



     We also considered purchasing your partnership's properties from your partnership. However, a sale of your partnership's property would require a vote of a majority of the limited partners. If the sale was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the sale transaction, and possibly to recognize taxable income. If the sale was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment.



     In order to give all limited partners in your partnership an opportunity to make their own investment decision, we elected to make an offer directly to you and the other limited partners. We considered making an all cash offer in order to satisfy some limited partners' desire for immediate liquidity. However, an all cash offer would not be desirable for those limited partners who do not desire immediate liquidity and do not want to immediately recognize any taxable income, but might otherwise be interested in disposing of their investment in your partnership and might want an opportunity to control the timing of any realization of taxable income associated with liquidating such investment in the future.



     We considered making an offer of only OP Units, either all Common OP Units or all Preferred OP Units. The primary disadvantage of an all OP Unit offer is that those limited partners who want immediate liquidity would be forced to wait at least one year before exchanging their OP Units for cash or AIMCO stock. We decided to offer limited partners both Common OP Units and Preferred OP Units in order to permit investors to make their own decision as to whether they preferred the possibility of future capital appreciation (Common OP Units) or preferred distribution rights (Preferred OP Units).


     After considering these alternatives, we decided to offer limited partners the possibility of all three forms of consideration: cash, Common OP Units and Preferred OP Units. We think that such an offer will appeal to a large number of limited partners in your partnership, while permitting each one to retain any or all of his or her units and remain a limited partner in your partnership on the same terms as before.

  Sale of Assets


     Your partnership could sell the property it owns. The general partner of your partnership considers sale of your partnership's property from time to time. However, any such sale would likely be a taxable transaction.


EXPECTED BENEFITS OF THE OFFER


     We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in the property owned by your partnership while providing you and other investors with an opportunity to retain or liquidate your investment or to invest in the AIMCO Operating Partnership.


     There are four principal advantages of tendering your units for Preferred OP Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Preferred OP Units.



     - Enhanced Liquidity After One Year. While holders of the Preferred OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Preferred OP Units and receive, at our option, shares of AIMCO's Class A Common Stock or cash. After a two-year holding period, if you choose to redeem your Preferred OP Units, you may receive, at our option, cash, shares of AIMCO's Class I Preferred Stock or shares of AIMCO's Class A

         6111


       Common Stock. AIMCO's Class A Common Stock is, and AIMCO's Class I Preferred Stock is expected to be, currently listed and traded on the NYSE.



     - Preferred Quarterly Distributions. Your partnership paid distributions of $3,443 for the fiscal year ended December 31, 1998. Holders of Preferred OP Units will be entitled to receive quarterly distributions of $0.50 per unit (equivalent to $2.00 on an annualized basis) before any distributions are paid to holders of Common OP Units. This is equivalent to a distribution of $2,441.50 per year on the number of Preferred OP Units you will receive in exchange for each of your partnership units.


     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     There are five principal advantages of tendering your units for Common OP
Units:


     - Tax Deferral. You will generally not recognize any immediate taxable gain if you exchange your units solely for Common OP Units.


     - Enhanced Liquidity After One Year. While the holders of the Common OP Units must hold such units for one year, subject to certain exceptions, after a one-year holding period, you may choose to redeem your Common OP Units and receive, at our option, shares of AIMCO's Class A Common Stock (on a one-for-one basis, subject to adjustment in certain circumstances) or an equivalent amount of cash. AIMCO's Class A Common Stock is listed and traded on the NYSE.


     - Quarterly Distributions. Your partnership paid distributions of $3,443 for the fiscal year ended December 31, 1998. In 1998, we paid quarterly distributions on the Common OP Units totalling $2.25. In January 1999, we increased our distribution rate on each of the Common OP Units to $2.50 on an annual basis. Assuming no change in the level of our distributions, this is equivalent to a distribution of $1,971.88 per year on the number of Common OP Units you will receive in exchange for each of your partnership units. See "The AIMCO Operating Partnership."


     - Growth Potential. Our assets, organizational structure and access to capital enables us to pursue acquisition and development opportunities that are not available to your partnership. You would have the opportunity to participate in the growth of our enterprise and would benefit from any future increase in the AIMCO stock price and from any future increase in distributions on the Common OP Units.

     - Diversification. We have a substantially larger and more diverse portfolio of apartment properties than your partnership.

     The principal advantage if you tender your units for cash is immediate liquidity. However, tendering your units for cash may cause you to recognize taxable gain for Federal income tax purposes.

DISADVANTAGES OF THE OFFER

     The principal disadvantages to the offer are:

     - Lack of Independent Price Determination. We determined the offer price and the terms of the offer, including the exchange ratio for Common OP Units and Preferred OP Units, and the terms of the Preferred OP Units and the Class I Preferred Stock. The terms of the offer and the nature of the securities could differ if they were subject to independent third party negotiations. We determined the offering price and asked Stanger to determine if the price was fair. We did not ask Stanger to determine a fair price.

     - No Separate Representation of Limited Partners. In structuring the offer and the consideration, no one separately represented the interests of the limited partners. Although we have a fiduciary duty to the limited partners, we also have conflicting responsibilities to our equity holders. We did not appoint, or ask the limited partners to appoint, a party to represent only their interests.

         6112


     - No Proposal to Sell the Property. We are not proposing to try to liquidate the partnership and sell the partnership's property and distribute the net proceeds. An arms-length sale of the property after offering it for sale through licensed real estate brokers might be a better way to determine the true value of the property rather than the method we chose. The sale of the property and the liquidation of the partnership might result in greater pre-tax cash proceeds to you than our offer.



     - OP Units. Investing in OP Units has risks that include the lack of a public market, transfer restrictions and a one year holding period before they can be redeemed by a holder. The ultimate return on the OP Units is directly tied to the future price of AIMCO's Class A Common Stock or Class I Preferred Stock. You could ultimately receive less for your OP Units than the cash price in our offer. Further, on or after March 1, 2005, we may redeem the Class I Preferred Stock for $25 per share.



     - Continuation of the Partnership. We are proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of the property at the present time. At the current time we do not believe that the sale of the property would be advantageous given market conditions, the condition of the property and tax considerations. In particular, we considered the changes in the local rental market, the potential for appreciation in the value of a property and the tax consequences to you and your partners on a sale of a property. See also "Your
       Partnership -- General Policy Regarding Sales and Refinancings of Partnership Property."


     For a description of certain risks of our offer, see "Risk Factors."

                               VALUATION OF UNITS


     We determined our cash offer consideration by estimating the value of the property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to the property's annual net operating income. We used your partnership's net operating income for the fiscal year ended December 31, 1997. However, in determining the appropriate capitalization rate, we considered the property's net operating income since December 31, 1997. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We have rated your property's location B (good) and its condition B (good). Generally, we assign an initial capitalization rate of 10.25% to properties in this category. We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. We also considered any changes in your property's net operating income from 1997 to 1998. Because your property's net operating income in 1998 increased compared to 1997, we further revised the capitalization rate downward by approximately 1.30%, resulting in a final capitalization rate of 8.95%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher or lower than our cash offer consideration. We determined our cash offer consideration as follows:


     - First, we estimated the value of the property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (net operating income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. The AIMCO Operating Partnership believes that arms-

         6113

       length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided each property's fiscal 1997 net operating income by its capitalization rate to derive an estimated gross property value as described in the following table:


                                                                                    ESTIMATED
                                             FISCAL 1997 NET     CAPITALIZATION   GROSS PROPERTY
                PROPERTY                   OPERATING INCOME(1)        RATE            VALUE
                --------                   -------------------   --------------   --------------
Yorktown Apartments -- #333                    $1,556,708             8.95%        $17,400,000
                                                                                   -----------
Estimated Total Gross Property Value                                               $17,400,000


---------------


     (1) The total net operating income is equal to total revenues of $3,697,490, less total expenses of $2,030,382 and recurring replacement costs of $110,400.



     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $3,234,697. Closing costs, which are estimated to be 2.5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.


     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our cash offer consideration represents the per unit liquidation proceeds determined in this manner.




Net operating income........................................  $  1,557,000
Capitalization rate.........................................          8.95%
                                                              ------------
Gross valuation of partnership properties...................    17,400,000
Plus: Cash and cash equivalents.............................     1,027,317
Plus: Other partnership assets, net of security deposits....       467,385
Less: Mortgage debt, including accrued interest.............   (12,445,257)
Less: Accounts payable and accrued expenses.................      (464,443)
Less: Other liabilities.....................................      (134,265)
                                                              ------------
Partnership valuation before taxes and certain costs........     5,850,737
Less: Disposition fees......................................             0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................    (2,181,040)
Less: Closing costs.........................................      (435,000)
                                                              ------------
Estimated net valuation of your partnership.................     3,234,697
Percentage of estimated net valuation allocated to holders
  of units..................................................        100.00%
                                                              ------------
Estimated net valuation of units............................     3,234,697
          Total number of units.............................         106.0
                                                              ------------
Estimated valuation per unit................................        30,516
                                                              ============
Cash consideration per unit.................................  $     30,516
                                                              ============



     - In order to determine the number of Preferred OP Units we are offering you, we divided the cash offer consideration of $30,516 by the $25 liquidation preference of each Preferred OP Unit to get 1,220.75 Preferred OP Units per unit.

         6114


     - In order to determine the number of Common OP Units we are offering for each of your units, we divided the cash offer consideration of $30,516 by a price of $38.69 to get 788.75 Common OP Units per unit. The closing price of AIMCO's Class A Common Stock on the NYSE on March 5, 1999 was $37.50.



     The total net valuation of all partnerships in which the AIMCO Operating Partnership is making similar exchange offers, and which were valued using the same methods as used for your partnership, is $568,751,183, of which, $3,234,697 or .57% is the net valuation of your partnership.



                             FAIRNESS OF THE OFFER


POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER; FAIRNESS


     Your general partner is a subsidiary of the AIMCO Operating Partnership. As a result, your general partner has a conflict of interest and makes no recommendation to you as to whether you should tender or refrain from tendering your units. Your general partner did not participate in the structuring of the offer and has substantial conflicts of interest with regard to the offer. However, for all of the reasons discussed herein, we and your general partner believe that the offer and all forms of consideration offered is fair to you and the limited partners of your partnership. We also reasonably believe that the similar offers to the limited partners of the other partnerships are fair to such limited partners. The AIMCO Operating Partnership has retained Stanger to conduct an analysis of the offer and to render an opinion as to the fairness to unitholders of the offer consideration from a financial point of view. Stanger is not affiliated with us or your partnership. Stanger is one of the leaders in the field of analyzing and evaluating complex real estate transactions. However, we provided much of the information used by Stanger in forming its fairness opinion. We believe the information provided to Stanger is accurate in all material respects. See "Stanger Analysis." You should make your decision whether to tender based upon a number of factors, including your financial needs, other financial opportunities available to you and your tax position.


     The terms of our offer have been established by us and are not the result of arms-length negotiations. In evaluating the fairness of the offer, your general partner (which is our subsidiary) and the AIMCO Operating Partnership considered the following factors and information:

        1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.


        2. The estimated value of your partnership's property has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.


        3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "Background and Reasons for the Offer -- Alternatives Considered."


        4. An evaluation of the financial condition and results of operations of your partnership and the AIMCO Operating Partnership and their anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The net income of your partnership has increased from a loss of $285,000 for the nine months ended September 30, 1997 to net income of $189,000 for the nine months ended September 30, 1998. These factors are reflected in our valuation of your partnership.



        5. The method of determining the offer consideration which is intended to provide you with OP Units or cash that are substantially the financial equivalent to your interest in your partnership. See "Valuation of Units."


        6. The opinion of Stanger, an independent third party, that the offer consideration is fair to holders of units from a financial point of view. See "Stanger Analysis"

        7. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

         6115

        8. The fact that the offer generally provides holders of units with the opportunity to receive both cash and OP Units together.

        9. The fact that the offer provides holders of units with the opportunity to defer taxes by electing to accept Preferred OP Units or Common OP Units.

        10. An evaluation of the market price of the Class A Common Stock and the limited information on prices at which Common OP Units and units are transferred. See "Your Partnership -- Distributions and Transfers of Units." No assurance can be given that the Class A Common Stock will continue to trade at its current price.


        11. The estimated unit value of $30,516, based on a total estimated value of your partnership's property of $17,400,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's property. See "Background and Reasons for the Offer". See "Valuation of Units" for a detailed explanation of the methods we used to value your partnership.



        12. Anticipated annualized distributions with respect to the Preferred OP Units are $2.00 and current annualized distributions with respect to the Common OP Units are $2.50. This is equivalent to distributions of $2,441.50 per year on the number of Preferred OP Units, or distributions of $1,971.88 per year on the number of Common OP Units, that you would receive in exchange for each of your partnership's units. Distributions with respect to your units for the fiscal year ended December 31, 1998 were $3,443. See "Comparison of Your Units and AIMCO OP Units -- Distributions."



        13. The fact that if your partnership were liquidated as opposed to continuing, the general partner (which is our subsidiary) would not receive the substantial management fees it currently receives. As discussed in "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," we do not believe that liquidation of the partnership is in the best interests of the unitholders. Therefore, we believe the offer is fair in that the fees paid to the general partner would continue even if the offer was not consummated. We are not proposing to change the current management fee arrangement.


     In evaluating these factors, your general partner (which is our subsidiary) and the AIMCO Operating Partnership did not quantify or otherwise attach particular weight to any of them.

     Your general partner (which is our subsidiary) has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his own decision as to whether or not to tender and what consideration to take. Unlike a merger or other form of partnership reorganization, a majority or more of the holders of limited partnership interests in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than was unilaterally offered by the AIMCO Operating Partnership. We have retained Stanger to conduct an analysis of our offer and to render an opinion as to the fairness to you of the offer consideration from a financial point of view. Although no representative has been retained to act solely on behalf of the limited partners for purposes of negotiating the terms of the offer, we have determined that the transaction is fair to you from a financial point of view. We made this determination based, in part, on the fairness opinion from Stanger and the fact that all limited partners may elect to retain their existing security on the same terms as before our offer.

FAIRNESS TO UNITHOLDERS WHO TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. The terms of the offer have been established by the AIMCO Operating Partnership and are not the result of arms-length negotiations. See "Conflicts of Interest." The general partner of your partnership and the AIMCO Operating Partnership believe that the valuation method described in "Valuation of Units" provides a meaningful indication of value for residential apartment properties and, although there are other ways to value real estate, is a reasonably fair method to determine the consideration offered. Although we believe our offer consideration represents the amount you would receive

         6116

if we currently liquidated your partnership, an actual liquidation might generate a higher or lower price for holders of units. A liquidation in the future might generate a higher or lower price for holders of units.

     The future value of the OP Units received in the offer will depend on some of the same factors that will affect the value of the units, primarily the condition of the real estate markets. However, if you exchange your units for OP Units, you will be able to liquidate your investment only by tendering your OP Units for redemption after a one-year holding period or by selling your OP Units, which may preclude you from realizing the full value of your investment.

FAIRNESS TO UNITHOLDERS WHO DO NOT TENDER THEIR UNITS


     Your general partner (which is our subsidiary) makes no recommendation as to whether you should tender or refrain from tendering your units. If you choose not to tender any units, your interest in your partnership will remain unchanged. The identity of the other limited partners of your partnership may change. If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, AIMCO may be in a position to influence voting decisions with respect to your partnership. AIMCO has no present intention to sell your partnership's property or refinance its indebtedness within any specified time period.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

  General


     To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the cash offer consideration against: (a) the prices at which the units have been sold in the illiquid secondary market, if available; (b) estimates of the value of the units on a liquidation basis; (c) estimates of the going concern value of your units based on continuation of your partnership as a stand-alone entity; and (d) the net book value of your units. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values. See "Valuation of Units."



     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by your general partner (which is our subsidiary) and others. These assumptions relate to, among other things: the operating results since December 31, 1997 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated. The 1998 budget is discussed in "Stanger Analysis -- Summary of Materials Considered" and other projected amounts are discussed in "Stanger Analysis -- Summary of Reviews."


     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's property is sold and changes in availability of capital to finance acquisitions of apartment properties.

         6117


     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2050, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.


                                COMPARISON TABLE


                                                                PER UNIT
                                                                --------
Cash offer price............................................    $ 30,516
Partnership preferred units.................................    $ 30,516 (1
Partnership common units....................................    $ 30,516 (1
Alternatives:
  Prices on secondary market................................    Not available
  Estimated liquidation proceeds............................    $ 30,516
  Estimated going concern value.............................    $  9,445
  Net book value (deficit)..................................    $(18,075)
  Alternative going concern value...........................    $ 15,524 (2


---------------


(1) In our discussion of the offer price as being fair with regard to other methods of valuing your partnership, we believe the number of Common OP Units and Preferred OP Units to be issued per unit in the offer to be equal to the cash price per unit. Therefore, the fairness discussion applies equally to the cash and non-cash forms of consideration being effected. See "Valuation of Units" for details of how the number of OP Units was determined.



(2) Assumes sale of property when balloon payment is due instead of refinancing partnership's indebtedness.


  Prices on Secondary Market


     There is no active market for your units. Your general partner (which is our subsidiary) is unaware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time. See "Your Partnership -- Distributions and Transfers of Units -- Transfers."


  Prior Tender Offers


     There have been no previous tender offers for units of your partnership.



  Estimated Liquidation Proceeds


     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the cash offer consideration. See "Valuation of Units." The liquidation analysis also assumed that your partnership's property was sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or

         6118

distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

  Estimated Going Concern Value


     Going concern value is a measure of the value of your partnership if it continued operating as an independent stand-alone entity. The estimated value of the partnership on a going concern basis is not intended to reflect the distributions payable to limited partners if its assets were to be sold at their current fair market value. The general partner of your partnership estimated the going-concern value of your partnership by analyzing projected cash flows and performing a discounted cash flow analysis. The general partner of your partnership assumed that your partnership will be operated in the same manner as currently, as an independent stand-alone entity, and its assets sold in a liquidation after a ten-year holding period. Distribution and sale proceeds per partnership unit were discounted in the projections at a rate of 30%.



     The general partner of your partnership assumed that real estate selling costs will be incurred which will equal 2.5% of the sales price. This analysis assumes that the partnership property will be sold in a liquidation, at the expiration of the ten-year holding period, to an independent third-party buyer. Upon such liquidation, other balance sheet assets (excluding amortizing assets) and liabilities of your partnership will be sold at their book value, and the net proceeds of sale will be allocated between the general partners and offerees in accordance with your partnership's agreement of limited partnership. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners of your partnership's cash flow from operations might be reduced because relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales are assumed to occur concurrently.



     The going concern method relies on a number of assumptions, including among other things, (i) rental rates for new leases and lease renewals; (ii) improvements needed to prepare an apartment for a new lease or a renewal lease;
(iii) lease periods; (iv) capital expenditures; (v) broker's commissions; and
(vi) discount rates applied to future cash flows. The use of assumptions or variables that differ from those described above could produce substantially different results. Neither we nor the general partner of your partnership solicited any offers or inquiries from prospective buyers of the property owned by your partnership in connection with the preparation of the estimates of value of the properties and the actual amounts for which the partnership's properties or the partnership could be sold could be significantly higher or lower than any of the estimates contained herein. The estimated going concern value of your partnership is $9,445 per unit, which value is below our offer price per unit. Therefore, we believe the offer price is fair in relation to the going concern value.



     Your partnership's property currently has balloon payments due in October, 2001. While the going concern value was based on your partnership refinancing its indebtedness and continuing to own its property, the alternative going concern value of $15,524 is based on selling the property when the balloon payment is due. For the reasons set forth above, we believe the offer consideration is fair in relationship to the alternative going concern value.



     There is currently no market for the Partnership Preferred Units or Partnership Common Units.


  Net Book Value


     Net book deficit per unit is $18,075.47 and is substantially below the offer price. Net book value would not be a fair price to offer since it does not reflect market values for the apartments but original costs less depreciation.

         6119


  Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation
Value



     In rendering its opinion set forth as Appendix A, Stanger did its own independent estimate of your partnership's net asset value of $27,975 per unit, going concern value of $15,809 per unit and liquidation value of $23,812 per unit. For an explanation of how Stanger determined such values see "Stanger Opinion -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices." An estimate of your partnership's net asset value per unit is based on a hypothetical sale of your partnership's property and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have a liquidation value, after provisions in full for all of the other known liabilities of your partnership. The net asset value does not take into account (i) timing considerations discussed under "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration -- Estimated Liquidation Proceeds," and (ii) costs associated with winding up of your partnership. Therefore, the AIMCO Operating Partnership believes that the estimate of net asset value per unit does not necessarily represent the fair market value of a unit or the amount the limited partner reasonably could expect to receive if the partnership's property was sold and the partnership was liquidated. For this above reason, the AIMCO Operating Partnership considers net asset value estimates to be less meaningful in determining the offer consideration than the analysis described above under "Valuation of Units."



     Stanger's estimates of net asset value, going concern value and liquidation value per unit represents premiums (discounts) to the offer price of $(2,541), $(14,707) and $(6,704). In light of these premiums (discounts) and for all the reasons set forth above, the AIMCO Operating Partnership believes the offer price is fair to the limited partners. The AIMCO Operating Partnership believes that the best and most commonly used method of determining the value of a partnership which only owns an apartment is the capitalization of income approach set forth in "Valuation of Units."



ALLOCATION OF CONSIDERATION



     We have allocated the estimated liquidation proceeds in accordance with the liquidation provisions of your partnership agreement of limited partnership. Accordingly, 100% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Since the allocation was made in accordance with the terms of such partnership agreement, we believe the allocation is fair. See "Valuation of Units."


                                STANGER ANALYSIS


     We engaged Stanger, an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer consideration for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide, or has provided, any report, analysis or opinion relating to the fairness of our offer.


     Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer consideration for the units is fair, from a financial point of view, to the unitholders. We determined the offer consideration, and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

     The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Appendix A hereto and should be read in its entirety. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

     We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-- Assumptions, Limitations

         6120

and Qualifications." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

EXPERIENCE OF STANGER

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

SUMMARY OF MATERIALS CONSIDERED


     In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Prospectus Supplement related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the period ended September 30, 1998, which your partnership's management has indicated to be the most current available financial statements at the time; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1996, 1997 and 1998; (v) reviewed operating budgets for your partnership's property for 1998, as prepared by your partnership; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial analyses prepared by your partnership of the estimated current net liquidation value and going concern value of your partnership; (ix) reviewed information provided by AIMCO concerning the AIMCO Operating Partnership, the Common OP Units and the Preferred OP Units; and (x) conducted other studies, analysis and inquiries as Stanger deemed appropriate.



     A summary of the operating budgets per property for the year ended December 31, 1998, which was supplied by your partnership to Stanger, is as follows:


                         FISCAL 1998 OPERATING BUDGETS


Total Revenues..............................................  $ 3,865,516
Operating Expenses..........................................   (1,788,549)
Replacement Reserves -- Net.................................     (192,381)
Debt Service................................................   (1,314,242)
Capital Expenditures........................................      (70,500)
                                                              -----------
          Net Cash Flow.....................................  $   499,844
                                                              ===========



     The above budgets at the time they were made were forward-looking information developed by the general partner of your partnership. Therefore, the budgets were dependent upon future events with respect to

         6121

the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.


     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1998 should not necessarily be considered as indicative of what the audited operating results for fiscal 1998 will be.


     In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

SUMMARY OF REVIEWS

     The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in this Prospectus Supplement is qualified in its entirety by reference to the full text of such opinion.


     Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the third quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.



     Stanger also reviewed historical operating statements for your partnership's property for 1996, 1997, and for the nine month period ending September 30, 1998, the operating budget for 1998, as prepared by your partnership, and discussed with management the current and anticipated operating results of your partnership's property.


     In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt, encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

         6122

     Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.


     Review of Partnership Liquidation Analysis. Stanger reviewed the liquidation value calculation prepared by the management of your partnership. Stanger observed that such liquidation value was based upon the gross property valuation estimate prepared by management, which in turn is based upon fiscal year 1997 net operating income capitalized at a capitalization rate of 8,95%. Stanger further observed that the gross property valuation was adjusted for the following additional items to achieve the liquidation value of your partnership:
(i) cash, other assets, mortgage indebtedness and other liabilities determined as of December 31, 1997; (ii) estimated closing costs equal to approximately 2.5% of gross real estate value; and (iii) extraordinary capital expenditure estimates in the amount of $2,181,040. Stanger observed that your partnership liquidation value of $3,234,697 was divided by the total units outstanding of 106 to provide the liquidation value per unit of $30,516.



     Review of Partnership Going Concern Analysis. Stanger reviewed the going concern value calculation prepared by management of your partnership. Stanger observed that such going concern value was based upon the discounted present value of projected cash flows from the partnership over a ten-year period of operation which is a standard period for going concern analysis for real property assets. Such discounted cash flows were based upon year one net operating income from the real estate portfolio of $1,557,000 escalated at 3% per annum for the ten-year projection period. Net operating income was reduced by: (i) partnership administrative expenses of $60,000 per annum; and (ii) debt service on existing debt through maturity or the end of ten years, whichever occurs first. For debt which matures during the ten-year period, a refinancing at a 7% interest rate was assumed. At the end of the ten-year projection period, the properties were assumed to be sold based upon: (i) net operating income for the immediately following year capitalized at a capitalization rate of 9.45%; and (ii) expenses of sale estimated at 3% of property value. Stanger observed that the proceeds of sale were reduced by the estimated debt balance at the end of the tenth year to provide net proceeds from the sale of your partnership's property.



     The resulting cash flows for the ten-year period were discounted to present value at a discount rate of 30%. Stanger observed that such discount rate was based upon the portfolio real estate discount rate of 11.4%, adjusted for leverage risk and illiquidity risk. Stanger observed that the resulting partnership going concern value was divided by units outstanding of 106 to achieve management's estimate of going concern value of $9,445 per unit.



     Review of Secondary Market Prices. Stanger maintains a database of secondary market information on limited partnership units. Stanger observed for its data that no units were reported traded in the secondary market during 1998.



     Comparison of Offer Price to Liquidation Value, Going Concern Value and Secondary Market Price. Stanger observed that the offer price of $30,516 per unit is equal to management's estimate of liquidation value, and reflects a 21.071% premium to management's estimate of going concern value of $9,445. Stanger further observed that investors may select cash, Common OP Units or Preferred OP Units in exchange for their partnership units or they may elect to continue to hold their partnership units. Stanger further observed that the Common OP Units will be priced at $38.69 per unit, an amount which equals a recent closing price for the common shares into which such Common OP Units are convertible. Furthermore, Stanger observed that the Preferred OP Units to be issued in the transaction will be based upon the liquidation preference of $25. Stanger noted that the Preferred OP Units are redeemable for, at AIMCO's option, either: (i) $25 in cash per Preferred OP Unit; (ii) common stock of AIMCO based upon a ten-day average price at the time of the requested redemption; or (iii) commencing in the third year following the closing of the transaction preferred stock of AIMCO with a dividend equal to the distribution on the Preferred OP Units. Stanger observed that the ten-day average closing price of the AIMCO common stock is $38.48, as of March 5, 1999 and therefore an investor receiving AIMCO common shares in redemption of the Preferred OP Units would receive .6497 shares with a value approximating $25 for each $25 Preferred OP Unit redeemed, based upon AIMCO's average common share price as of March 5, 1999. Stanger noted that commencing in the third

         6123


year, investors redeeming Preferred OP Units may receive from AIMCO Preferred Stock with a dividend equal to the distribution on the AIMCO Preferred OP Units. Stanger observed that the distribution on the Preferred OP Units is set at 8% of $25 and that the average dividend yield on AIMCO's outstanding C, D, G and H Preferred Shares approximates 10.17% as of March 5, 1999. Stanger noted that, based upon the cash dividend yield on the AIMCO Preferred Shares identified above as of March 5, 1999, investors would receive Preferred Shares with a value of approximately $19.67 for each $25 Preferred OP Unit if such redemption occurred after the second year following the closing of the transaction. Stanger further observed that the above analysis does not take into consideration the present value of the earnings on the tax deferral an investor may realize as the result of selecting Preferred OP Units in lieu of cash in a taxable transaction.



     In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, liquidation value and going concern value are based upon Stanger's independent estimate of net operating income for the property, a direct capitalization rate of 9.5% transaction costs of 2.5% to 5.0%, growth rates of 3% and a terminal capitalization rate of 10%. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using a 7% interest rate. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, liquidation value and going concern value. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 30%% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 30% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to approximately 70% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1998. Stanger's review also included a site visit, review of rental rates and occupancy at the properties as well as competing properties. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $27,975, $15,809, and $23,812 representing premiums (discounts) to the offer price of (8.3)%, (48)% and 22%. See "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration."


CONCLUSIONS

     Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer consideration to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other exchange offers being made by the AIMCO Operating Partnership. Stanger rendered the opinions only as to the individual fairness of the offer consideration in each proposed exchange offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

ASSUMPTIONS, LIMITATIONS AND QUALIFICATIONS


     In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained in this Prospectus Supplement or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary), and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also

         6124

relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained in this Prospectus Supplement or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

     Stanger was not requested to, and therefore did not: (i) select the offer consideration or the method of determining the offer consideration; (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer or whether to accept the cash, Preferred OP Units or Common OP Units if the offer is accepted; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership or AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the offer; and (f) any adjustments made to determine the offer consideration and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

     Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer consideration for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.


     In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Appendix A.


COMPENSATION AND MATERIAL RELATIONSHIPS


     Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers. Stanger will be paid a fee by AIMCO of $9,000 with respect to your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at $1,510,000, plus out-of-pocket expenses estimated at $61,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed

         6125

transaction. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.


                                YOUR PARTNERSHIP



GENERAL



     Yorktown Towers Associates, is an Illinois limited partnership which completed a private offering in 1981. Insignia acquired the general partner of your partnership in December, 1993. AIMCO acquired Insignia in October 1998. There are currently a total of 56 limited partners of your partnership and a total of 106 units of your partnership outstanding. Your partnership is in the business of owning and managing residential housing. Currently, your partnership owns and manages the property described below. Your partnership has no employees. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.



YOUR PARTNERSHIP AND ITS PROPERTY



     Your partnership was formed on October 16, 1981 for the purpose of owning an apartment property located in Lombard, Illinois, known as "Yorktown Apartments -- #333." Your partnership's property is owned by the partnership but is subject to a mortgage. The property was built in 1973 and consists of 368 apartment units. Your partnership's property had an average occupancy rate of approximately 87.80% in 1997 and 96.70% in 1996.



     Your partnership's property provides residents with a number of amenities and services, such as 24-hour desk service, exercise room and/or sauna, and party or meeting rooms. Nearly all apartment units are wired for cable television, and many apartment units also offer one or more additional features, such as washer/ dryer, microwave, fireplace, and patio/balcony.



     Presently, there are no plans for any major renovations or improvements for the property. Budgeted renovations or improvements for 1999 total $2,181,040 and are intended to be paid for out of cash flow or borrowings. Renovation items include roofing, heating, ventilation and air conditioning systems, plumbing, electrical, siding trim facia, exterior painting, stairwells, sidewalks, drives and parking lot, windows, landscape and irrigation, parking, life support systems and elevators.



     Set forth below are the average rents for the apartments for the last five years:



1997    1996    1995    1994    1993
----    ----    ----    ----    ----
$793    $812    $779    $751    $744



     The apartments are being depreciated for federal income tax purposes using the acceleration cost recovery method. Depreciation is computed principally by the straight-line and accelerated methods over estimated lives of 3 to 40 years.



     Currently, the real estate taxes on the property are $424,380 of $6,398,020 of assessed valuation with a current yearly tax rate of 6.63%. When the proposed improvements are made it is anticipated that the yearly tax rate may increase by approximately 6.96% of such improvements.



PROPERTY MANAGEMENT



     Your partnership's property is managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

         6126


INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS



     Under your partnership's agreement of limited partnership, your partnership is not permitted to raise new equity and reinvest cash in new properties. Consequently, your partnership is limited in its ability to expand its investment portfolio. Your partnership will terminate on December 31, 2050 unless earlier dissolved. Your partnership has no present intention to liquidate, sell, finance or refinance your partnership's property within any specified time period.



     Generally, your partnership is authorized to acquire, develop, improve, own and operate your partnership's property as an investment and for income producing purposes. The investment portfolio of your partnership is limited to the assets acquired with the initial equity raised through the sale of units to the limited partners of your partnership or the assets initially contributed to your partnership by the limited partners, as well as the debt financing obtained by your partnership within the established borrowing restrictions.



     An investment in your partnership is a finite life investment, with the partners to receive regular cash distributions out of your partnership's distributable cash flow, if available, and to receive cash distributions upon liquidation of your partnership's real estate investments, if available.



     In general, your general partner (which is our subsidiary) regularly evaluates the partnership's property by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the property's specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's property in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's property primarily because it expects the property's operating performance to [improve/remain strong] in the near term. In making this assessment, your general partner noted that occupancy and rental rates at the property were 94% and $814, respectively, at December 31, 1998, compared to 88% and $793, respectively, at December 31, 1997. Although there can be no assurance as to future performance, the general partner expects occupancy to remain strong in the near future. In addition, the general partner noted that it expects to spend approximately $2,181,040 for capital replacements and improvements at the property in 1999 to update and improve the property's clubhouse, exercise room, to replace the roof, and to continue the apartment upgrade plan. These expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the property at the present time would adequately reflect the property's future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the property for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the property.



CAPITAL REPLACEMENT



     Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership."

         6127


BORROWING POLICIES



     Your partnership's agreement of limited partnership allows your partnership to incur debt. As of December 31, 1998, your partnership had a current mortgage note outstanding of $12,302,549, payable to LP Commercial Mfg. Trust, which bears interest at a rate of 9.84%. The mortgage debt is due in October 2001. Your partnership's agreement of limited partnership also allows the general partner of your partnership to lend funds to your partnership. As of December 31, 1998, your general partner had no outstanding loans to your partnership.



COMPETITION



     There are other residential properties within the market area of your partnership's property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's property and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local.



LEGAL PROCEEDINGS



     Your partnership is party to a variety of legal proceedings related to its ownership of the partnership's property and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.



HISTORY OF THE PARTNERSHIP



     Your partnership sold $5,300,000 of limited partnership units in 1981. Your partnership currently owns one apartment property.



     Your partnership used the funds raised to purchase its property and it has expended the funds so raised many years ago. Your partnership currently owns the property described herein, which is subject to a substantial mortgage. Your general partner (which is our subsidiary) has not experienced any material adverse financial developments from January 1, 1997 through the present.



     Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2050, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.



FIDUCIARY RESPONSIBILITY OF THE GENERAL PARTNER OF YOUR PARTNERSHIP



     Under applicable law, your general partner (which is our subsidiary) is accountable to your partnership as a fiduciary. Under your partnership's agreement of limited partnership, the general partners of your partnership and their affiliates are not liable to your partnership or the limited partners for any loss or damage resulting from any act or omission performed or omitted in good faith, pursuant to the authority granted to them to promote the interests of your partnership. Moreover, the general partners will not liable to your partnership or limited partners because any taxing authorities disallow or adjust any deduction or credits in your partnership income tax returns. As a result, unitholders might have a more limited right of action in certain circumstances than they would have in the absence of such a provision in your partnership's agreement of limited partnership. The general partner of your partnership is majority-owned by AIMCO. See "Conflicts of Interest."



     Your partnership will indemnify and hold harmless the general partners from any claim, loss, expense, liability, action or damage resulting from any act or omission done in good faith and in accordance with sound business practices and the terms of your partnership's agreement of limited partnership, including without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the general partners in defense of such act or omission) but the general

         6128


partners will not be entitled to be indemnified or held harmless due to, or arising from, their fraud, bad faith, gross negligence or malfeasance.



     Your partnership's agreement of limited partnership does not limit the amount or type of insurance your partnership may purchase to cover the liability of the general partners of your partnership.



DISTRIBUTIONS AND TRANSFERS OF UNITS



  Distributions





     The following table sets forth the distributions paid per unit in the periods indicated below. The original cost per unit was $50,000.



                                                          TO THE AIMCO OPERATING
                                                        PARTNERSHIP AND AFFILIATES          PRO FORMA AS
                                                  ---------------------------------------     LIMITED
        YEAR ENDED DECEMBER 31           AMOUNT   AS GENERAL PARTNER   AS LIMITED PARTNER    PARTNER(1)
        ----------------------           ------   ------------------   ------------------   ------------
1993...................................  $    0           $0                   $0             $     0
1994...................................       0            0                    0                   0
1995...................................       0            0                    0                   0
1996...................................       0            0                    0                   0
1997...................................       0            0                    0                   0
1998...................................   3,443            0                    0              91,250
                                         ------           --                   --             -------
          Total........................  $3,443           $0                   $0             $91,250
                                         ======           ==                   ==             =======


---------------


(1) Total distributions to the AIMCO Operating Partnership, as limited partner if all units sought in the offer were acquired at the beginning of each period.



  Transfers



     The units are not listed on any national securities exchange or quoted on the NASDAQ System, the Electronic Bulletin Board or the "pink sheets," and there is no established public trading market for the units. Secondary sales activity for the units has been limited and sporadic. The general partner of your partnership monitors transfers of the units (a) because the admission of the transferee as a substitute limited partner in your partnership require the consent of the general partner of your partnership under your partnership's agreement of limited partnership, and (b) in order to track compliance with safe harbor provisions to avoid treatment as a "publicly traded partnership" for tax purposes. However, the general partner of your partnership does not monitor or regularly receive or maintain information regarding the prices at which secondary sale transactions in the units have been effectuated. The general partner of your partnership estimates, based solely on the transfer records of your partnership (or your partnership's transfer agent), that the number of units transferred in privately negotiated transactions or in transactions believed to be between related parties, family members or the same beneficial owner was as follows:



                                          NUMBER OF UNITS    PERCENTAGE OF TOTAL     NUMBER OF
                  YEAR                      TRANSFERRED       UNITS OUTSTANDING     TRANSACTIONS
----------------------------------------        ---                 ----                 --
1994....................................          0                    0                 0
1995....................................          0                    0                 0
1996....................................          0                    0                 0
1997....................................          0                    0                 0
1998....................................        0.5                 1.01%                1



BENEFICIAL OWNERSHIP OF INTERESTS IN YOUR PARTNERSHIP



     Through subsidiaries, AIMCO currently owns, in the aggregate, approximately a 1% interest in your partnership, as general partner of your partnership. Except as set forth above, neither the AIMCO Operating Partnership, nor, to the best of its knowledge, any of its affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past two years, or (iii) have any

         6129


contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.



COMPENSATION PAID TO THE GENERAL PARTNER AND ITS AFFILIATES



     Your general partner (which is our affiliate) received total compensation (which includes all monies paid to the general partner by your partnership including reimbursement for expenses) in respect of its capacity as general partner of your partnership as described in the following table:



                            YEAR                              COMPENSATION
                            ----                              ------------
1994........................................................  Unavailable
1995........................................................  $    92,702
1996........................................................       62,000
1997........................................................       61,000
1998........................................................       73,000



     In addition, a majority-owned subsidiary of AIMCO manages the property of your partnership. Your partnership has historically paid the property management fees as described in the following table:



                            YEAR                                FEES
                            ----                              --------
1995........................................................  $ 66,000
1996........................................................    92,000
1997........................................................   144,000
1998........................................................   191,780



     If the offer had been made in such prior periods, there would not have been any material difference in the compensation that would have been paid to your general partner (which is our affiliate), or the compensation paid to the property manager or AIMCO and its affiliates.

         6130


                         SELECTED FINANCIAL INFORMATION


                         OF YORKTOWN TOWERS ASSOCIATES



     Set forth on page F-1 of this Prospectus Supplement is the Index to the Financial Statements of Your Partnership. You are urged to read the Financial Statements carefully before making any decision whether to tender your units in the offer.



     Below is selected financial information for Yorktown Towers Associates taken from the financial statements described above. The amounts for 1995, 1994 and 1993 have been derived from audited financial statements which are not included in this Prospectus Supplement. See "Index to Financial Statements."



YORKTOWN TOWERS ASSOCIATES



  Selected Financial Information



                                                                         YORKTOWN TOWERS ASSOCIATES
                                               -------------------------------------------------------------------------------
                                                   SEPTEMBER 30,                             DECEMBER 31,
                                               ----------------------   ------------------------------------------------------
                                                 1998         1997         1997        1996      1995      1994        1993
                                               ---------   ----------   ----------   --------   -------   -------   ----------
                                                                    (IN THOUSANDS, EXCEPT PER UNIT DATA)
Cash and Cash Equivalents....................  $   1,434   $      767   $    1,405   $    626   $   542   $ 1,004   $      395
Land & Building..............................     17,731       17,565       17,601     17,463    17,240    17,034       16,845
Accumulated Depreciation.....................     (8,996)      (8,439)      (8,567)    (8,009)   (7,422)   (6,877)      (6,353)
Other Assets.................................        633        1,212          766      1,576     1,478     1,356          987
                                               ---------   ----------   ----------   --------   -------   -------   ----------
        Total Assets.........................  $  10,802   $   11,105   $   11,205   $ 11,656   $11,838   $12,517   $   11,874
                                               =========   ==========   ==========   ========   =======   =======   ==========
Notes Payable................................  $  12,320   $   12,416   $   12,393   $ 12,483   $12,564   $13,357   $   12,059
Other Liabilities............................        573          618          728        817       843       753        1,501
                                               ---------   ----------   ----------   --------   -------   -------   ----------
        Total Liabilities....................  $  12,893   $   13,034   $   13,121   $ 13,300   $13,407   $14,110   $   13,560
                                               ---------   ----------   ----------   --------   -------   -------   ----------
Partners' Deficit............................  $  (2,091)  $   (1,929)  $   (1,916)  $ (1,644)  $(1,569)  $(1,593)  $   (1,686)
                                               =========   ==========   ==========   ========   =======   =======   ==========



                                                                         YORKTOWN TOWERS ASSOCIATES
                                               -------------------------------------------------------------------------------
                                                FOR THE NINE MONTHS
                                                       ENDED                              FOR THE YEAR ENDED
                                                   SEPTEMBER 30,                             DECEMBER 31,
                                               ----------------------   ------------------------------------------------------
                                                 1998         1997         1997        1996      1995      1994        1993
                                               ---------   ----------   ----------   --------   -------   -------   ----------
                                                                    (IN THOUSANDS, EXCEPT PER UNIT DATA)
Rental Revenue...............................  $   2,729   $    2,397   $    3,500   $  3,587   $ 3,439   $ 3,317   $    3,284
Other Income.................................        214          190          269        308       295       277          254
                                               ---------   ----------   ----------   --------   -------   -------   ----------
        Total Revenue........................  $   2,943   $    2,587   $    3,769   $  3,895   $ 3,734   $ 3,594   $    3,538
                                               ---------   ----------   ----------   --------   -------   -------   ----------
Operating Expenses...........................  $   1,011   $    1,115   $    1,642   $  1,591   $ 1,569   $ 1,456   $    1,512
General & Administrative.....................         62           66           92         71       111       107          104
Depreciation.................................        429          429          572        587       545       524          502
Interest Expense.............................        913          919        1,302      1,316     1,323     1,308        1,316
Property Taxes...............................        339          343          433        405       416       384          402
                                               ---------   ----------   ----------   --------   -------   -------   ----------
        Total Expenses.......................  $   2,754   $    2,872   $    4,041   $  3,970   $ 3,964   $ 3,779   $    3,836
                                               ---------   ----------   ----------   --------   -------   -------   ----------
Net Income (loss) before extraordinary
  items......................................  $     189   $     (285)  $     (272)  $    (75)  $  (230)     (185)  $     (298)
Extraordinary Items..........................         --           --           --         --       254       279           --
                                               ---------   ----------   ----------   --------   -------   -------   ----------
Net Income (loss)............................  $     189   $     (285)  $     (272)  $    (75)  $    24   $    94   $     (298)
                                               =========   ==========   ==========   ========   =======   =======   ==========
Net Income per limited partnership unit......  $1,836.92   $(2,744.98)  $(2,614.37)  $(720.87)  $231.88   $908.26   $(2,862.62)
                                               =========   ==========   ==========   ========   =======   =======   ==========
Distributions per limited partnership unit...  $3,508.25   $       --   $       --   $     --   $    --   $    --   $       --
                                               =========   ==========   ==========   ========   =======   =======   ==========

         6131


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS


                              OF YOUR PARTNERSHIP



OVERVIEW



     The following discussion and analysis of the results of operations and financial condition of Your Partnership should be read in conjunction with the audited financial statements of Your Partnership included herein.



RESULTS OF OPERATIONS



  Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1997



     NET INCOME



     Your Partnership recognized net income of $189,000 for the nine months ended September 30, 1998, compared to a net loss of $285,000 for the nine months ended September 30, 1997. The increase in net income of $474,000 was primarily the result of an increase in rental revenues and other income, plus a decrease in operating expenses. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the Partnership Property totaled $2,943,000 for the nine months ended September 30, 1998, compared to $2,587,000 for the nine months ended September 30, 1997, an increase of $356,000, or 13.8%. The increase in revenues is due primarily to a 2% rental rate increase and an increase in occupancy to 94% for the nine months ended September 30, 1998 as compared to 87% for the nine months ended September 30, 1997. The increase in Other Income of $24,000 was due primarily to an increase in lease cancellation fees and laundry income.



     EXPENSES



     Partnership Property operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,011,000 for the nine months ended September 30, 1998, compared to $1,115,000 for the nine months ended September 30, 1997, a decrease of $104,000, or 9.3%. The decrease is due to lower corporate unit expense, employee apartments and lower vacant apartment utilities expense.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $62,000 for the nine months ended September 30, 1998, compared to $66,000 for the nine months ended September 30, 1997, a decrease of $4,000, or 6.0%. This decrease was primarily the result of decreased tax and license fees.



     INTEREST EXPENSE



     Interest expense, which includes the amortization of deferred financing costs, totaled $913,000 for the nine months ended September 30, 1998, compared to $919,000 for the nine months ended September 30, 1997, a decrease of $6,000, or 0.7%. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996



     NET INCOME



     Your Partnership recognized a net loss of $272,000 for the year ended December 31, 1997, compared to a net loss of $75,000 for the year ended December 31, 1996. The increase in the net loss of $197,000 was

         6132


primarily the result of a decrease in revenues and an increase in operating expenses, general and administrative expenses and property tax expense. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $3,769,000 for the year ended December 31, 1997, compared to $3,895,000 for the year ended December 31, 1996, a decrease of $126,000, or 3.2%. This decrease is due primarily to a 1% decrease in occupancy from 1997 to 1996. Additionally, other income decreased $39,000, or 12.6% from 1997 to 1996 due primarily to a reduction in corporate unit rentals of $69,000 offset by an increase in interest income and miscellaneous income.



     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,642,000 for the year ended December 31, 1997, compared to $1,591,000 for the year ended December 31, 1996, an increase of $51,000 or 3.2%. The increase is primarily due to an increase in concessions of approximately $90,000 made during the year in an effort to improve occupancy, offset slightly by a reduction in maintenance costs. Property taxes increased $28,000 due to an increase in the assessed value for the property.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $92,000, an increase of $21,000 for the year ended December 31, 1997, compared to the prior year. This increase is due primarily to general increases in partnership administrative and management costs.



     DEPRECIATION EXPENSE



     Depreciation expense decreased $15,000 (2.5%) to $572,000 due primarily to some assets becoming fully depreciated during the year ended December 31, 1997.



     INTEREST EXPENSE



     Interest expense totaled $1,302,000 for the year ended December 31, 1997, compared to $1,316,000 for the year ended December 31, 1996, a decrease of $14,000, or 1.0 %. This decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during the period.



  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995



     NET INCOME



     Your Partnership recognized a net loss of $75,000 for the year ended December 31, 1996, compared to net income of $24,000 for the year ended December 31, 1995. Net income in 1995, however, included an extraordinary gain of $254,000 realized on the forgiveness of debt; excluding this gain, the Partnership would have recognized a net loss of $230,000. The decrease in net operating loss of $155,000 was primarily the result of an increase in rental revenue and a decrease in general and administrative expense that offset increases in other costs. These factors are discussed in more detail in the following paragraphs.



     REVENUES



     Rental and other property revenues from the partnership's property totaled $3,895,000 for the year ended December 31, 1996, compared to $3,734,000 for the year ended December 31, 1995, an increase of $161,000, or 4.3%. This increase is due primarily to an increase in rental rates and occupancy. Other income increased $13,000, or 4.4% to $308,000 for the year ended December 31, 1996, due to small increases in various other income accounts.

         6133


     EXPENSES



     Operating expenses, consisting of utilities (net of reimbursements received from tenants), contract services, turnover costs, repairs and maintenance, advertising and marketing, and insurance totaled $1,591,000 for the year ended December 31, 1996, compared to $1,569,000 for the year ended December 31, 1995, an increase of $22,000 or 1.4%. This increase is primarily due to a general increase in maintenance expenses at the property.



     GENERAL AND ADMINISTRATIVE EXPENSE



     General and administrative expenses totaled $71,000 for the year ended December 31, 1996, compared to $111,000 for the year ended December 31, 1995, a decrease of $40,000, or 36%. This decrease was primarily the result of a general decrease in partnership administrative and management costs.



     DEPRECIATION EXPENSE



     Depreciation expense increased $42,000, or 7.7% to $587,000 due primarily to depreciation taken on property improvements.



     INTEREST EXPENSE



     Interest expense totaled $1,316,000 for the year ended December 31, 1996, compared to $1,323,000 for the year ended December 31, 1995, a decrease of $7,000, or 0.5%. The decrease is due to a lower outstanding balance on the mortgage indebtedness due to principal payments made during 1996.



     EXTRAORDINARY ITEM



     During 1995, the Partnership recognized a gain on forgiveness of debt of $254,000 when the holder of the subordinated indebtedness forgave the outstanding balance.



     LIQUIDITY AND CAPITAL RESOURCES



     As of September 30, 1998, Your Partnership had $1,434,000 in cash and cash equivalents. Your Partnership's principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital improvements, and distributions paid to limited partners. At September 30, 1998, the outstanding balance on the mortgage indebtedness was $12,320,000. The mortgage requires monthly payments of approximately $110,000 until October, 2001, at which time a balloon payment of approximately $12 million will be due. The note is collateralized by pledge of land and buildings and has a stated interest rate of 9.84%. There are no commitments for material capital expenditures as of September 1998. The sufficiency of existing liquid assets to meet future liquidity and capital expenditure requirements is directly related to the level of capital expenditures required at the property to adequately maintain the physical assets and meet other operating needs of the partnership. Such assets are currently thought to be sufficient for any near-term needs of the partnership. Management believes that your partnership has adequate sources of cash to finance its operations, both on a short-term and long-term basis.

         6134

                                   THE OFFER

TERMS OF THE OFFER; EXPIRATION DATE


     We are offering to acquire up to 25% of the outstanding 106 units of your partnership (up to 26.5 units) for consideration per unit of (i) 1,220.75 Preferred OP Units, (ii) 788.75 Common OP Units, or (iii) $30,516 in cash. If you tender units pursuant to our offer, you may choose to receive any of such forms of consideration for your units or any combination of such forms of consideration.


     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or
after             , 1999 and prior to the date on which we acquire your units pursuant to our offer.


     Upon the terms and subject to the conditions of our offer set forth herein, the AIMCO Operating Partnership will accept (and thereby purchase) units that are validly tendered prior to the expiration of the offer and not withdrawn in accordance with the procedures set forth in "-- Withdrawal Rights." Our offer
will expire at 5:00 p.m., New York City time, on                  , 1999, unless
the AIMCO Operating Partnership in its sole discretion, extends the offer. See "-- Extension of Tender Period; Termination; Amendment" for a description of the AIMCO Operating Partnership's right to extend the period of time during which the offer is open and to amend or terminate the offer.


     If, prior to the expiration of the offer, the AIMCO Operating Partnership increases the offer consideration, everyone whose units are accepted in the offer will receive the increased consideration, regardless of whether their units were tendered before or after the increase in the offer consideration.


     The AIMCO Operating Partnership will, upon the terms and subject to the conditions of the offer, accept for payment and pay for all units validly tendered and not withdrawn prior to the expiration of our offer (subject to proration as described below), although you will be entitled to retain any distributions you may have received after such date and prior to our commencement of this offer.


     Our offer is conditioned on the satisfaction of certain conditions. Our offer is not conditioned upon any minimum amount of units being tendered. See "-- Conditions of the Offer," which sets forth in full the conditions of our offer. The AIMCO Operating Partnership reserves the right (but is not obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the expiration of the offer, any or all of the conditions have not been satisfied or waived, the AIMCO Operating Partnership reserves the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the right of unitholders to withdraw units until the expiration of the offer, retain the units that have been tendered during the period or periods for which the offer is extended, and (iv) amend the offer.


     For administrative purposes, the transfer of units tendered pursuant to our offer will be deemed to take effect as of January 1, 1999 (subject to proration as described below).


     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record
by IRAs and qualified plans, beneficial owners of units, as of             ,
1999.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS


     Upon the terms and subject to the conditions of the offer, the AIMCO Operating Partnership will purchase by accepting for payment and will pay for all units (subject to proration as described below) which are validly tendered and not withdrawn prior to the expiration of the offer as promptly as practicable following the expiration of the offer. A beneficial owner of units whose units are owned of record by an individual retirement account or other qualified plan will not receive direct payment of the offer consideration. Instead, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The

         6135

offer consideration shall be reduced by any interim distributions made by your
partnership between             , 1999, and the expiration of the offer. See
"-- Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, the AIMCO Operating Partnership will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units if, as and when the AIMCO Operating Partnership gives verbal or written notice to the Information Agent of its acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering unitholders for the purpose of receiving cash payments from the AIMCO Operating Partnership and transmitting cash payments to tendering unitholders. OP Units will be issued directly by the AIMCO Operating Partnership to those unitholders who elect to receive OP Units pursuant to the offer.

     If any tendered units are not accepted for payment for any reason, the Letter of Transmittal with respect to such units not purchased may be destroyed by the AIMCO Operating Partnership or its agent. If for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or the AIMCO Operating Partnership is unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to the AIMCO Operating Partnership's rights under "-- Conditions of the Offer," the Information Agent may, nevertheless, on behalf of the AIMCO Operating Partnership retain tendered units, and those units may not be withdrawn except to the extent that the tendering offerees are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


     The AIMCO Operating Partnership reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve the AIMCO Operating Partnership of its obligations under the offer or prejudice your right to receive payment for units validly tendered and accepted for payment pursuant to the offer.


PROCEDURE FOR TENDERING UNITS

  Valid Tender


     To validly tender units pursuant to the offer, a properly completed and duly executed Letter of Transmittal and any other documents required by such Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Prospectus Supplement, on or prior to the expiration of the offer. You may tender all or any portion of your units.


  Signature Requirements

     IF THE LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER OF THE UNITS AND PAYMENT IS TO BE MADE DIRECTLY TO THAT HOLDER, THEN NO SIGNATURE GUARANTEE IS REQUIRED ON THE LETTER OF TRANSMITTAL. Similarly, if the units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     In order to participate in the offer, you must validly tender and not withdraw your units prior to the expiration of the offer.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER OF UNITS, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         6136

  Appointment as Proxy

     By executing the Letter of Transmittal, you will irrevocably appoint the AIMCO Operating Partnership and its designees as your proxies (in the manner set forth in the Letter of Transmittal), each with full power of substitution, to the fullest extent of your rights with respect to your units tendered and accepted for payment by the AIMCO Operating Partnership. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to such units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The AIMCO Operating Partnership and the designees of the AIMCO Operating Partnership will, as to those units, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any meeting of unitholders, by written consent or otherwise. The AIMCO Operating Partnership reserves the right to require that, in order for units to be deemed validly tendered, immediately upon the AIMCO Operating Partnership's acceptance for payment for the units, the AIMCO Operating Partnership must be able to exercise full voting rights with respect to the units, including voting at any meeting of unitholders then scheduled or acting by written consent without a meeting. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with the directions of the AIMCO Operating Partnership. The proxy and power of attorney granted to the AIMCO Operating Partnership upon your execution of the Letter of Transmittal will remain effective and be irrevocable for a period of ten years following the termination of the offer.

  Power of Attorney


     By executing a Letter of Transmittal, you also irrevocably constitute and appoint the AIMCO Operating Partnership and its managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by the AIMCO Operating Partnership. Such appointment will be effective when, and only to the extent that, the AIMCO Operating Partnership accepts the tendered units for payment. You agree not to exercise any rights pertaining to the tendered units without the prior consent of the AIMCO Operating Partnership. Upon such acceptance for payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the AIMCO Operating Partnership and its managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (which is our subsidiary) (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which the AIMCO Operating Partnership acquires such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer,
(iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which the AIMCO Operating Partnership is entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which the AIMCO Operating Partnership is entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.


  Assignment of Interest in Future Distributions and All Other Rights, Etc.

     If you tender units, you will agree to irrevocably sell, assign, transfer, convey and deliver to, or upon the order of, the AIMCO Operating Partnership, all of your right, title and interest in and to such units tendered that are accepted for payment pursuant to the offer, including, without limitation, (i) all of your interest in the capital of your partnership, and interest in all profits, losses and distributions of any kind to which you shall at any time be entitled in respect of the units; (ii) all other payments, if any, due or to become due to you in

         6137

respect of the units, under or arising out of your partnership's agreement of limited partnership, whether as contractual obligations, damages, insurance proceeds, condemnation awards or otherwise; (iii) all of your claims, rights, powers, privileges, authority, options, security interests, liens and remedies, if any, under or arising out of your partnership's agreement of limited partnership or your ownership of the units, including, without limitation, all voting rights, rights of first offer, first refusal or similar rights, and rights to be substituted as a limited partner of your partnership; and (iv) all of your present and future claims, if any, against your partnership or your partners under or arising out of your partnership's agreement of limited partnership for monies loaned or advanced, for services rendered, for the management of your partnership or otherwise.

  Election of Consideration

     You may elect to receive Preferred OP Units, Common OP Units or cash pursuant to our offer, by so indicating in the appropriate space on the Letter of Transmittal. In the event that you tender units but do not indicate on the Letter of Transmittal which type of consideration you want, the AIMCO Operating Partnership will issue Preferred OP Units to you.

 Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to the offer will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. The AIMCO Operating Partnership reserves the absolute right to reject any or all tenders of any particular unit determined by it not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of the AIMCO Operating Partnership's counsel, be unlawful. The AIMCO Operating Partnership also reserves the absolute right to waive or amend any of the conditions of the offer that it is legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit. The AIMCO Operating Partnership's interpretation of the terms and conditions of the offer (including the Letters of Transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any units or will incur any liability for failure to give any such notification.

  Backup Federal Income Tax Withholding


     To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


  FIRPTA Withholding


     To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized pursuant to the offer, you must certify under penalty of perjury that you are not a foreign person. See the instructions to the Letter of Transmittal and "Certain Federal Income Tax Consequences."


  Transfer Taxes


     The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

         6138

  Binding Agreement

     If you tender units pursuant to any of the procedures described above, the acceptance for payment of such units will constitute a binding agreement between you and the AIMCO Operating Partnership on the terms set forth in this Prospectus Supplement.

WITHDRAWAL RIGHTS


     Tenders of units pursuant to the offer may be withdrawn at any time prior to the expiration of our offer, as provided in this Prospectus Supplement, and unless units have been accepted for payment as described in "-- Acceptance For Payment and Payment For Units," tenders of units pursuant to this offer may be
withdrawn on or after          , 1999.


     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Prospectus Supplement. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     If purchase of, or payment for, units is delayed for any reason or if the AIMCO Operating Partnership is unable to purchase or pay for units for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, tendered units may be retained by the Information Agent and may not be withdrawn, except to the extent that participants are entitled to withdrawal rights as set forth herein; subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the AIMCO Operating Partnership, in its sole discretion, which determination shall be final and binding on all parties. Neither the AIMCO Operating Partnership, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     The AIMCO Operating Partnership expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and for, any units, (ii) to terminate the offer and not accept for payment any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "-- Conditions of the Offer," to delay the acceptance for payment of, or for, any units not already accepted for payment or paid for and (iv) to amend the offer in any respect (including, without limitation, increasing or decreasing the number of Preferred OP Units or Common OP Units, or the amount of cash offered, eliminating any of the alternative types of consideration being offered, or increasing or decreasing the percentage of outstanding units being sought). Notice of any such extension, termination or amendment will promptly be disseminated in a manner reasonably designed to inform unitholders of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 7:00 a.m., Denver, Colorado time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the AIMCO Operating Partnership extends the offer, or if the AIMCO Operating Partnership (whether before or after its acceptance for payment of units) is delayed in its payment for units or is unable to

         6139

pay for units pursuant to the offer for any reason, then, without prejudice to the AIMCO Operating Partnership's rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent participants are entitled to withdrawal rights as described in "-- Withdrawal Rights;" subject, however, to the AIMCO Operating Partnership's obligation, pursuant to Rule 14e-1(c), under the Exchange Act, to pay the offer consideration in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If the AIMCO Operating Partnership makes a material change in the terms of the offer, or if it waives a material condition to the offer, the AIMCO Operating Partnership will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to participants. Accordingly, if prior to the expiration of the offer, the AIMCO Operating Partnership increases (other than increases of not more than two percent of the outstanding units) or decreases the number of units being sought, or increases or decreases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used herein, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


PRORATION



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer does not exceed 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will purchase all such units so tendered and not withdrawn.



     If the number of units properly tendered and not withdrawn prior to the expiration of the offer exceeds 25% of the outstanding units, the AIMCO Operating Partnership, upon the terms and subject to the conditions of the offer, will accept for purchase all units properly tendered and not withdrawn prior to the expiration of the offer on a pro rata basis.



     Following the expiration of the offer, the AIMCO Operating Partnership may renew the offer one or more times on the same terms as described in this Prospectus Supplement. If the number of units properly tendered and not withdrawn prior to the expiration of any such renewal (together with units previously purchased in the offer) is 25% or less, the AIMCO Operating Partnership will purchase such units so tendered and not withdrawn. If the number of units in your partnership properly tendered and not withdrawn prior to the expiration of any such renewal (together with any units previously purchased in this offer) is greater than 25%, the AIMCO Operating Partnership will purchase units in the order of priority described in the preceding paragraph.



     In the event that proration of tendered units is required, the AIMCO Operating Partnership will determine the final proration factor as promptly as practicable after the expiration of the offer or any renewal of the offer.


FRACTIONAL OP UNITS

     We will issue fractional Common OP Units or Preferred OP Units, if necessary.

FUTURE PLANS OF THE AIMCO OPERATING PARTNERSHIP


     As described above under "Background and Reasons for the Offer," the AIMCO Operating Partnership owns the general partner of your partnership and thereby controls the management of your partnership. In

         6140


addition, AIMCO owns the company that manages your partnership's property. The AIMCO Operating Partnership currently intends that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on your partnership's financial condition or results of operations.



     After the completion or termination of the offer, the AIMCO Operating Partnership and its affiliates may acquire additional units or sell units. However, the AIMCO Operating Partnership and its affiliates will not acquire any additional units for a period of at least one year after completion of the offer. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the AIMCO Operating Partnership or other consideration. The AIMCO Operating Partnership also may consider selling some or all of the units it acquires pursuant to the offer to persons not yet determined, which may include affiliates of the AIMCO Operating Partnership. The AIMCO Operating Partnership may also buy your partnership's property, although it has no present intention to do so. There can be no assurance, however, that the AIMCO Operating Partnership will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.


     We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. We do not have any present plans or proposals which relate to or would result in any material changes in your partnership's structure or business such as a merger, reorganization or liquidation. We have no present intention to cause your partnership to sell any of its properties or to prepay current mortgages within any specified time period.

VOTING BY THE AIMCO OPERATING PARTNERSHIP


     If the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, the AIMCO Operating Partnership may be in a position to influence or control voting decisions with respect to your partnership. Under your partnership's agreement of limited partnership, holders of outstanding units are entitled to take action with respect to a variety of matters, including dissolution and most types of amendments to your partnership's agreement of limited partnership. See "Comparison of Your Units and AIMCO OP Units -- Voting Rights."


DISSENTERS' RIGHTS

     Neither your partnership's agreement of limited partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with or as a result of the offer. In addition, we are not extending appraisal rights in connection with the offer. You have the opportunity to make your own decision on whether to tender your units in the offer.

     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of your partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, as described under "Comparison of Your Partnership and the AIMCO Operating Partnership -- Review of Investor Lists," you have the right under your partnership's agreement of limited partnership to obtain a list of the limited partners.

CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the offer, the AIMCO Operating Partnership shall not be required to accept for payment and pay for any units tendered pursuant to the offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend the offer if at any time from or

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after the date of this Prospectus Supplement and at or before the expiration date of the offer, including any extension thereof, any of the following shall occur:


        (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that, in the reasonable judgment of the AIMCO Operating Partnership, is or may be materially adverse to your partnership or the value of your units to the AIMCO Operating Partnership, or the AIMCO Operating Partnership shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in the reasonable judgment of the AIMCO Operating Partnership, has or may have material significance with respect to the value of your partnership or the value of your units to the AIMCO Operating Partnership; or


        (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the AIMCO Operating Partnership, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the AIMCO Operating Partnership, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or


        (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the AIMCO Operating Partnership of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the AIMCO Operating Partnership (or any affiliates of the AIMCO Operating Partnership) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in the ability of the AIMCO Operating Partnership to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or any of its affiliates of the entity serving as your general partner (which is our subsidiary) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on the ability of the AIMCO Operating Partnership or any of its affiliates to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the AIMCO Operating Partnership or any of its affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by it on all matters properly presented to unitholders or (v) might result, in the sole judgment of the AIMCO Operating Partnership, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by the AIMCO Operating

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     Partnership as a result of the transactions contemplated by the offer or the value of units to the AIMCO Operating Partnership; or

        (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the AIMCO Operating Partnership, its general partner or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the reasonable judgment of the AIMCO Operating Partnership, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

        (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities,
     (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the AIMCO Operating Partnership, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

        (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the AIMCO Operating Partnership shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or


        (g) with respect to the cash portion of the offer consideration only, the AIMCO Operating Partnership shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or



        (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.


     The foregoing conditions are for the sole benefit of the AIMCO Operating Partnership and may be asserted by the AIMCO Operating Partnership regardless of the circumstances giving rise to such conditions or may be waived by the AIMCO Operating Partnership in whole or in part at any time and from time to time

         6143


in its reasonable discretion. The failure by the AIMCO Operating Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.


EFFECTS OF THE OFFER

  Future Control by AIMCO


     Because the general partner of your partnership is a subsidiary of AIMCO, AIMCO has control over the management of your partnership. If the AIMCO Operating Partnership acquires units in the offer, AIMCO will increase its ability to influence voting decisions with respect to your partnership or may control such voting decisions. Furthermore, in the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the general partner of your partnership (which general partner is controlled by AIMCO) without AIMCO's consent may become more difficult or impossible. AIMCO also controls the company that manages your partnership's property. In the event that the AIMCO Operating Partnership acquires a substantial number of units pursuant to the offer, removal of the property manager may become more difficult or impossible.



  Effect on Trading Market


     If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, the AIMCO Operating Partnership does not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.


  Distributions to the AIMCO Operating Partnership


     As a result of the offer, the AIMCO Operating Partnership, in its capacity as a limited partner of your partnership, will participate in any subsequent distributions to limited partners to the extent of its interest in your partnership, including the units purchased pursuant to this offer.

  Partnership Business

     This offer will not affect the operation of your partnership's property. The AIMCO Operating Partnership will continue to control the general partner of your partnership and the property manager will remain the same. Consummation of the offer will not affect your partnership's agreement of limited partnership, the financial condition or results of operations of your partnership, the business and properties owned, the management compensation payable to your general partner (which is our subsidiary) or its affiliates or any other matter relating to your partnership, except it would result in the AIMCO Operating Partnership substantially increasing its ownership of units of your partnership. We will receive future distributions from your partnership for any units we purchase.

CERTAIN LEGAL MATTERS

     General. Except as set forth in this section, the AIMCO Operating Partnership is not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by the AIMCO Operating Partnership's acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by the AIMCO Operating Partnership pursuant to the offer as contemplated herein, other than the filing with the SEC of a Tender Offer

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Statement on Schedule 14D-1 and any amendments required thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the AIMCO Operating Partnership to elect to terminate the offer without purchasing units hereunder. The AIMCO Operating Partnership's obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this section.


     Antitrust. The AIMCO Operating Partnership does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by this offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to this offer.

     State Laws. The AIMCO Operating Partnership is not aware of any jurisdiction in which the making of the offer is not in compliance with applicable law. If the AIMCO Operating Partnership becomes aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, the AIMCO Operating Partnership will make a good faith effort to comply with any such law. If, after such good faith effort, the AIMCO Operating Partnership cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the AIMCO Operating Partnership, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

  Certain Litigation


     On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which subsidiaries of IPT act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by
(a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were

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heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.



FEES AND EXPENSES



     The AIMCO Operating Partnership will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. The AIMCO Operating Partnership has retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with the offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominees to forward materials relating to the offer to beneficial owners of the units. The AIMCO Operating Partnership will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. The AIMCO Operating Partnership will also pay all costs and expenses of printing and mailing this Prospectus Supplement, the accompanying Prospectus, the Letter of Transmittal, and the legal and accounting fees in connection with this offer. The AIMCO Operating Partnership will also pay the fees of Stanger for providing the fairness opinion for the offer. The AIMCO Operating Partnership estimates that its total costs and expenses in making the offer (excluding the purchase price of the units) will be approximately $50,000.


ACCOUNTING TREATMENT

     Upon consummation of the offer, the AIMCO Operating Partnership will account for its investment in the units acquired in the offer under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

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                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following summary is a general discussion of certain Federal income tax consequences of the offer that may be relevant to (i) persons who tender some or all of their units in exchange for OP Units pursuant to the offer, (ii) persons who tender some or all of their units for cash pursuant to the offer and (iii) persons who do not tender any of their units pursuant to the offer. This discussion is based upon the Internal Revenue Code of 1986 as amended ("the Code"), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this offer and all of which are subject to change or differing interpretations, possibly retroactively. Such summary is based on the assumptions that the AIMCO Operating Partnership and your partnership will be operated in accordance with their respective organizational documents and partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes). This summary assumes that your units and any OP Units that you receive in the offer constitute capital assets (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus Supplement. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion with regard to the discussion of the tax consequences of the offer contained in this Prospectus Supplement under the heading "Certain Federal Income Tax Consequences" and in the attached Prospectus under headings "Federal Income Taxation of AIMCO and AIMCO Stockholders" and "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders." You may obtain a copy of such opinion by sending a written request to the AIMCO Operating Partnership.


     THE FEDERAL INCOME TAX TREATMENT OF AN OFFEREE PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF SELLING OR EXCHANGING UNITS PURSUANT TO THE OFFER OR OF A DECISION NOT TO SELL OR EXCHANGE IN LIGHT OR YOUR SPECIFIC TAX SITUATION.

TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR OP UNITS


     Except as described below, you will not recognize gain or loss for Federal income tax purposes upon an exchange of units solely for OP Units. You may recognize gain upon such exchange, where, immediately prior to such exchange, the amount of liabilities of your partnership allocable to the units transferred by you exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after such exchange. In such event, any such excess would be treated as a deemed distribution to you of cash from the AIMCO Operating Partnership. Such deemed cash distribution would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain.


     The AIMCO Operating Partnership anticipates that, under most circumstances, you will be allocated an amount of the AIMCO Operating Partnership liabilities, as determined immediately after an exchange of units pursuant to the offer, at least equal to the amount of liabilities of your partnership that were allocable to such units prior to such exchange. Accordingly, the AIMCO Operating Partnership anticipates that most persons who participate in the tender offer would not recognize gain or loss as a result of an exchange of units solely for OP Units pursuant to the offer.

     If you are considering exchanging units for OP Units pursuant to the offer, please read the description under the heading "Federal Income Taxation of the AIMCO Operating Partnership and OP Unitholders -- Tax Consequences Upon Contribution of Property to the AIMCO Operating Partnership" in the accompanying Prospectus.

         6147

TAX CONSEQUENCES OF EXCHANGING UNITS FOR CASH AND OP UNITS


     In general, if you exchange your units for cash and OP Units, it should be treated, for Federal income tax purposes, as a partial taxable sale of such units for cash and as a partial tax-free contribution of such units to the AIMCO Operating Partnership. Your adjusted tax basis in your transferred units should be allocated between the portion of such units deemed sold and the portion of such units deemed contributed to the AIMCO Operating Partnership.



     You should recognize gain or loss in an amount equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in units allocable to the portion of such units deemed sold. Your "amount realized" on such sale should be equal to the sum of the amount of cash received by you pursuant to the offer (that is, the offer consideration) plus the amount of your partnership's liabilities deemed transferred for Federal income tax purposes as additional consideration in the sale. For purposes of these partial sale rules, the amount of your partnership's liabilities deemed transferred in the exchange should be equal to the lesser of (i) the excess of the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange over the amount of such liabilities allocable to you as determined immediately after the exchange or (ii) the product of (A) the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange and (B) your "net equity percentage" with respect to such units. Your "net equity percentage" should be equal to the percentage determined by dividing (x) the cash you received in the exchange by (y) the excess of the gross fair market value of the units transferred by you in the exchange over the amount of your partnership's liabilities allocable to you in respect of the transferred units immediately prior to the exchange. Thus, your tax liability resulting from such sale of units could exceed the amount of cash received by you upon such sale.



     To the extent that your transfer of units in exchange for OP units is treated as a tax-free contribution to the AIMCO Operating Partnership, you should generally not recognize any gain or loss. You may recognize gain upon such exchange if the amount of your partnership's liabilities allocable to you, as determined immediately prior to the exchange, in respect of the portion of units that are treated as being transferred in a tax-free contribution exceeds the amount of the AIMCO Operating Partnership liabilities allocable to you, as determined immediately after the exchange. In this event, such excess should be treated as a deemed distribution of cash from the AIMCO Operating Partnership to you. Such deemed cash distribution should be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your OP Units, and thereafter as a taxable gain. You should have a holding period in the OP Units received pursuant to the portion of the exchange that is treated as a tax free contribution that includes the holding period of your units transferred in exchange therefor.


TAX CONSEQUENCES OF EXCHANGING UNITS SOLELY FOR CASH

     In general, you will recognize gain or loss on a sale of a unit pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The "amount realized" with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer (that is, the offer consideration) plus the amount of the liabilities of your partnership allocable to such unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from such sale of units could exceed the amount of cash received upon such sale.


DISGUISED SALE TREATMENT



     In general, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a "disguised" sale if the second transfer would not have occurred but for the first transfer, and the second transfer "is not dependent on the entrepreneurial risks of the partnership operations." In such event, the partner is treated as if he or she sold the contributed property to the partnership as of the date of such contribution. In addition, unless certain exceptions apply, transfers of money or other property between a partnership and a partner that are made

         6148


within two years of each other must be reported to the IRS and are presumed to be a "disguised" sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.



     While there is no authority applying the disguised sale rules to the exercise of a redemption right by a partner with respect to a partnership interest received in exchange for property, the exercise of a redemption right with respect to Preferred OP Units within two years of the date of the transfer of your units to the AIMCO Operating Partnership may be treated as a disguised sale. If this treatment were to apply, you would be treated for Federal income tax purposes as if, on the date of the transfer of your units, the AIMCO Operating Partnership transferred to you an obligation to transfer the redemption proceeds to you and you would be required to recognize gain on the disguised sale in such earlier year.


ADJUSTED TAX BASIS


     If you acquired your units for cash, your initial tax basis in your units is equal to such cash investment in the partnership increased by your share of partnership's liabilities at the time such units were acquired. Your initial tax basis generally has been increased by (i) your share of your partnership's income and gains and (ii) any increases in your share of liabilities of your partnership, and has been decreased (but not below zero) by (i) your share of cash distributions from your partnership, (ii) any decreases in your share of liabilities of your partnership, (iii) your share of losses of your partnership, and (iv) your share of nondeductible expenditures of your partnership that are not chargeable to capital. For purposes of determining your adjusted tax basis in units immediately prior to a disposition of such units, your adjusted tax basis in such units will include your allocable share of your partnership's income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of your partnership's liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit. The initial adjusted tax basis of the OP Units received by you in exchange for your units pursuant to the offer will be equal to (i) the sum of your adjusted tax basis in such transferred units plus any gain recognized in the exchange and reduced by (ii) cash received or deemed received in the exchange.


CHARACTER OF GAIN OR LOSS RECOGNIZED PURSUANT TO THE OFFER

     Except as described below, the gain or loss that you recognize on a sale or exchange of a unit pursuant to the offer generally will be treated as a capital gain or loss and will be treated as long-term capital gain or loss if your holding period for the unit exceeds one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit attributable to your share of "unrealized receivables" of your partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture with respect to certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your partnership) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender units in the offer, you will be allocated a share of your partnership's taxable income or loss for the year of tender with respect to any units sold or exchanged. You will not receive any future distributions on units that you tender on or after the date on which such units are accepted for purchase, and accordingly, you may not receive any distributions with respect to such income or loss. Such allocation and any cash distributed by your partnership to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

PASSIVE ACTIVITY LOSSES

     The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units. An individual, as well as

         6149

certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive activity losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your partnership is treated as a passive activity, you may be able to shelter gain from the sale of your units pursuant to the offer with such losses in the manner described below. If you sell all or a portion of your units pursuant to the offer and recognize a gain on such sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. If you sell all or a portion of your units pursuant to the offer and recognizes a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from your partnership or other investments that may be used to offset gain from the sale of your units pursuant to the offer.


TAX REPORTING



     If you tender any units, you must file an information statement with your Federal income tax return for the year of the tender which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer consideration, you may have to provide the AIMCO Operating Partnership with your correct taxpayer identification number. See the instructions to the Letter of Transmittal.


FOREIGN OFFEREES

     Gain recognized by a foreign person on a transfer of a unit for cash, OP Units, or a combination thereof, pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). In such event, under the FIRPTA provisions of the Code, the AIMCO Operating Partnership will be required to deduct and withhold 10% of the amount realized by a foreign person on the disposition. Amounts would be creditable against the foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return. See the Instructions to the Letter of Transmittal.

CERTAIN TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING OFFEREES


     Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes (a "Termination"). It is possible that the AIMCO Operating Partnership's acquisition of units pursuant to the offer could result in a Termination of your partnership. If a purchase of units results in a Termination, the following Federal income tax events will be deemed to occur. The terminated Partnership (the "Old Partnership") will be deemed to have contributed all of its assets (subject to its liabilities) (the "Hypothetical Contribution") to a new partnership (the "New Partnership") in exchange for an interest in the New Partnership and, immediately thereafter, the Old Partnership will be deemed to have distributed interests in the New Partnership (the "Hypothetical Distribution") to the AIMCO Operating Partnership and offerees who do not tender all of their units (a "Remaining Offeree") in proportion to their respective interests in the Old Partnership in liquidation of the Old Partnership.


     A Remaining Offeree will not recognize any gain or loss upon the Hypothetical Distribution or upon the Hypothetical Contribution and the capital accounts of the Remaining Offerees in the Old Partnership will

         6150


carry over intact to the New Partnership. Any Termination may change (and possibly shorten) a Remaining Offeree's holding period with respect to its units in your partnership for Federal income tax purposes.



     The New Partnership's adjusted tax basis in its assets will carry over from the Old Partnership's basis in such assets immediately before the Termination. Any Termination may also subject the assets of the New Partnership to depreciable lives in excess of those currently applicable to the Old Partnership. This would generally decrease the annual average depreciation deductions allocable to the Remaining Offerees for a number of years following consummation of the Offer (thereby increasing the taxable income allocable to their retained units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.



     Section 704(c) of the Code will apply to the future allocations of income, gain, loss and deductions with respect to any New Partnership assets among the AIMCO Operating Partnership and the Remaining Offerees following the consummation of the offer only to the extent that such assets were Section 704(c) property in the hands of the Old Partnership immediately prior to the Hypothetical Contribution. Moreover, subject to the Code's anti-abuse regulations, the New Partnership will not be required to apply the same Section 704(c) allocation method applied by the Old Partnership. The Hypothetical Contribution will not trigger a new five-year holding period for purposes of measuring post-contribution appreciation of assets for the offeree who contributed such assets.


     Elections as to certain tax matters previously made by the Old Partnership prior to Termination will not be applicable to the New Partnership unless the New Partnership chooses to make the same elections.

     Additionally, upon a Termination, the Old Partnership's taxable year will close for all offerees. In the case of a Remaining Offeree reporting on a tax year other than a calendar year, the closing of your partnership's taxable year may result in more than 12 months' taxable income or loss of the Old Partnership being includible in such Offeree's taxable income for the year of Termination.

     YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE OR EXCHANGE OF UNITS PURSUANT TO THE OFFER.

         6151

                     COMPARISON OF YOUR PARTNERSHIP AND THE
                          AIMCO OPERATING PARTNERSHIP


     The information below highlights a number of the significant differences between your partnership and the AIMCO Operating Partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, and investor rights. The section immediately following this section compares certain of the respective legal rights associated with the ownership of units with Common OP Units and Preferred OP Units. These comparisons are intended to assist you in understanding how your investment will be changed if, as a result of the offer, your units are exchanged for Common OP Units or Preferred OP Units. FOR A DISCUSSION OF CERTAIN OF THE SIGNIFICANT DIFFERENCES BETWEEN THE AIMCO OPERATING PARTNERSHIP AND AIMCO, SEE "COMPARISON OF THE AIMCO OPERATING PARTNERSHIP AND AIMCO" IN THE ACCOMPANYING PROSPECTUS. For a comparison of certain legal rights associated with an investment in the Common OP Units and the Class A Common Stock, and a similar comparison in respect of the Preferred OP Units and the Class I Preferred Stock, see "Comparison of Common OP Units and Class A Common Stock" in the accompanying Prospectus and "Comparison of Preferred OP Units and Class I Preferred Stock" herein, respectively.



          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                     Form of Organization and Assets Owned


Your partnership is a limited partnership         The AIMCO Operating Partnership is organized
organized under Illinois law.                     as a Delaware limited partnership. The AIMCO
                                                  Operating Partnership owns interests (either
                                                  directly or through subsidiaries) in
                                                  numerous multifamily apartment properties.
                                                  The AIMCO Operating Partnership conducts
                                                  substantially all of the operations of
                                                  AIMCO, a corporation organized under
                                                  Maryland and as a REIT.



                             Duration of Existence


Your partnership was presented to limited         The term of the AIMCO Operating Partnership
partners as a finite life investment, with        continues until December 31, 2093, unless
limited partners to receive regular cash          the AIMCO Operating Partnership is dissolved
distributions out of your partnership's Cash      sooner pursuant to the terms of the AIMCO
Flow (as defined in your partnership's            Operating Partnership's agreement of limited
agreement of limited partnership). The            partnership (the "AIMCO Operating
termination date of your partnership is           Partnership Agreement") or as provided by
December 31, 2050.                                law. See "Description of OP Units --
                                                  General" and "Description of OP
                                                  Units -- Dissolution and Winding Up" in the
                                                  accompanying Prospectus.



                        Purpose and Permitted Activities


Your partnership has been formed to acquire,      The purpose of the AIMCO Operating
own, operate, manage, rent, lease and repair      Partnership is to conduct any business that
your partnership's property. Subject to           may be lawfully conducted by a limited
restrictions contained in your partnership's      partnership organized pursuant to the
agreement of limited partnership, your            Delaware Revised Uniform Limited Part-
partnership may perform all acts necessary        nership Act (as amended from time to time,
or appropriate in connection therewith and        or any successor to such statute) (the
reasonably related thereto, including             "Delaware Limited Partnership Act"),
borrowing money and creating liens.               provided that such business is to be
                                                  conducted in a manner that permits AIMCO to
                                                  be qualified as a REIT, unless AIMCO ceases
                                                  to

         6152
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  qualify as a REIT. The AIMCO Operating
                                                  Partnership is authorized to perform any and
                                                  all acts for the furtherance of the purposes
                                                  and business of the AIMCO Operating
                                                  Partnership, provided that the AIMCO
                                                  Operating Partnership may not take, or
                                                  refrain from taking, any action which, in
                                                  the judgment of its general partner could
                                                  (i) adversely affect the ability of AIMCO to
                                                  continue to qualify as a REIT, (ii) subject
                                                  AIMCO to certain income and excise taxes, or
                                                  (iii) violate any law or regulation of any
                                                  governmental body or agency (unless such ac-
                                                  tion, or inaction, is specifically consented
                                                  to by AIMCO). Subject to the foregoing, the
                                                  AIMCO Operating Partnership may invest in or
                                                  enter into partnerships, joint ventures, or
                                                  similar arrangements. The AIMCO Operating
                                                  partnership currently invests, and intends
                                                  to continue to invest, in a real estate
                                                  portfolio primarily consisting of
                                                  multifamily rental apartment properties.


                               Additional Equity


The general partner of your partnership is        The general partner is authorized to issue
authorized to issue additional limited            additional partnership interests in the
partnership interests in your partnership         AIMCO Operating Partnership for any
and may admit additional limited partners by      partnership purpose from time to time to the
selling not more than 106 units for cash and      limited partners and to other persons, and
notes to selected persons who fulfill the         to admit such other persons as additional
requirements set forth in your partnership's      limited partners, on terms and conditions
agreement of limited partnership. The             and for such capital contributions as may be
capital contribution need not be equal for        established by the general partner in its
all limited partners and no action or             sole discretion. The net capital
consent is required in connection with the        contribution need not be equal for all OP
admission of any additional limited               Unitholders. No action or consent by the OP
partners.                                         Unitholders is required in connection with
                                                  the admission of any additional OP
                                                  Unitholder. See "Description of OP
                                                  Units -- Management by the AIMCO GP" in the
                                                  accompanying Prospectus. Subject to Delaware
                                                  law, any additional partnership interests
                                                  may be issued in one or more classes, or one
                                                  or more series of any of such classes, with
                                                  such designations, preferences and relative,
                                                  participating, optional or other special
                                                  rights, powers and duties as shall be
                                                  determined by the general partner, in its
                                                  sole and absolute discretion without the
                                                  approval of any OP Unitholder, and set forth
                                                  in a written document thereafter attached to
                                                  and made an exhibit to the AIMCO Operating
                                                  Partnership Agreement.



                  Restrictions Upon Related Party Transactions


Your partnership's agreement of limited           The AIMCO Operating Partnership may lend or
partnership specifically provides for fees        contribute funds or other assets to its
to the general partner                            subsidiaries or

         6153
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

and to its affiliates to be paid in               other persons in which it has an equity
consideration of performing services which        investment, and such persons may borrow
do not constitute the duties or obligations       funds from the AIMCO Operating Partnership,
of the general partner as general partner of      on terms and conditions established in the
your partnership. Such fees are paid only         sole and absolute discretion of the general
from capital contribution or from such funds      partner. To the extent consistent with the
as are approved by the Department of Housing      business purpose of the AIMCO Operating
and Urban Development. The general partner        Partnership and the permitted activities of
may lend funds to your partnership in its         the general partner, the AIMCO Operating
discretion and charge interest thereon.           Partnership may transfer assets to joint
                                                  ventures, limited liability companies,
                                                  partnerships, corporations, business trusts
                                                  or other business entities in which it is or
                                                  thereby becomes a participant upon such
                                                  terms and subject to such conditions
                                                  consistent with the AIMCO Operating
                                                  Partnership Agreement and applicable law as
                                                  the general partner, in its sole and
                                                  absolute discretion, believes to be
                                                  advisable. Except as expressly permitted by
                                                  the AIMCO Operating Partnership Agreement,
                                                  neither the general partner nor any of its
                                                  affiliates may sell, transfer or convey any
                                                  property to the AIMCO Operating Partnership,
                                                  directly or indirectly, except pursuant to
                                                  transactions that are determined by the
                                                  general partner in good faith to be fair and
                                                  reasonable.



                               Borrowing Policies


The general partner of your partnership is        The AIMCO Operating Partnership Agreement
authorized to borrow money for partnership        contains no restrictions on borrowings, and
purposes and, if security is required             the general partner has full power and
therefor, to pledge, mortgage or subject to       authority to borrow money on behalf of the
any other security device any portion of          AIMCO Operating Partnership. The AIMCO
your partnership assets.                          Operating Partnership has credit agreements
                                                  that restrict, among other things, its
                                                  ability to incur indebtedness.



                            Review of Investor Lists


Your partnership's agreement of limited           Each OP Unitholder has the right, upon
partnership entitles the limited partners or      written demand with a statement of the
their duly authorized representatives to          purpose of such demand and at such OP
inspect and copy from the books and               Unitholder's own expense, to obtain a
documents of your partnership at the              current list of the name and last known
principal place of business of your               business, residence or mailing address of
partnership during normal business hours          the general partner and each other OP
upon reasonable notice.                           Unitholder.



                               Management Control


The general partner of your partnership has       All management powers over the business and
sole responsibility for the management of         affairs of the AIMCO Operating Partnership
your partnership's business with all rights       are vested in AIMCO-GP, Inc., which is the
and powers generally conferred by law or          general partner. No OP Unitholder has any
necessary, advisable or consistent in             right to participate in or exercise control
connection therewith. Limited partners may        or management power over the business and
not take part in the management, conduct or       affairs of the AIMCO Operating Partner-
control of the business of your partnership.      ship. The OP Unitholders have the right to
                                                  vote on

         6154
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  certain matters described under "Comparison
                                                  of Your Units and AIMCO OP Units -- Voting
                                                  Rights" below. The general partner may not
                                                  be removed by the OP Unitholders with or
                                                  without cause.
                                                  In addition to the powers granted a general
                                                  partner of a limited partnership under
                                                  applicable law or that are granted to the
                                                  general partner under any other provision of
                                                  the AIMCO Operating Partnership Agreement,
                                                  the general partner, subject to the other
                                                  provisions of the AIMCO Operating
                                                  Partnership Agreement, has full power and
                                                  authority to do all things deemed necessary
                                                  or desirable by it to conduct the business
                                                  of the AIMCO Operating Partnership, to
                                                  exercise all powers of the AIMCO Operating
                                                  Partnership and to effectuate the purposes
                                                  of the AIMCO Operating Partnership. The
                                                  AIMCO Operating Partnership may incur debt
                                                  or enter into other similar credit,
                                                  guarantee, financing or refinancing
                                                  arrangements for any purpose upon such terms
                                                  as the general partner determines to be
                                                  appropriate, and may perform such other acts
                                                  and duties for and on behalf of the AIMCO
                                                  Operating Partnership as are provided in the
                                                  AIMCO Operating Partnership Agreement. The
                                                  general partner is authorized to execute,
                                                  deliver and perform certain agreements and
                                                  transactions on behalf of the AIMCO
                                                  Operating Partnership without any further
                                                  act, approval or vote of the OP Unitholders.



                    Management Liability and Indemnification


Under your partnership's agreement of             Notwithstanding anything to the contrary set
limited partnership, the general partner of       forth in the AIMCO Operating Partnership
your partnership is not liable to your            Agreement, the general partner is not liable
partnership or any limited partner for any        to the AIMCO Operating Partnership for
acts performed or omission to do any act          losses sustained, liabilities incurred or
which was done in good faith and in               benefits not derived as a result of errors
accordance with sound business practices and      in judgment or mistakes of fact or law of
your partnership's agreement of limited           any act or omission if the general partner
partnership. In addition, except as specifi-      acted in good faith. The AIMCO Operating
cally set forth in your partnership's             Partnership Agreement provides for
agreement of limited partnership, the             indemnification of AIMCO, or any director or
general partner is not liable to the limited      officer of AIMCO (in its capacity as the
partners because any taxing authorities           previous general partner of the AIMCO
disallowed or adjusted income, deductions or      Operating Partnership), the general partner,
credits in your partnership's income tax          any officer or director of general partner
returns. Moreover, your partnership will          or the AIMCO Operating Partnership and such
indemnify and hold harmless the general           other persons as the general partner may
partner from any claim, loss, expense,            designate from and against all losses,
liability, action or damage resulting from        claims, damages, liabilities, joint or
any act or omission done in good faith and        several, expenses (including legal fees),
in accordance with sound business practices       fines, settlements and other amounts
and the terms of your partnership's               incurred in connection with any actions
agreement of limited partnership, in-

         6155
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

cluding without limitation, reasonable costs      relating to the operations of the AIMCO
and expenses of litigation and appeal             Operating Partnership, as set forth in the
(including reasonable fees and expenses of        AIMCO Operating Partnership Agreement. The
attorneys engaged by the general partners in      Delaware Limited Partnership Act provides
defense of such act or omission) but the          that subject to the standards and
general partner will not be entitled to be        restrictions, if any, set forth in its
indemnified or held harmless due to, or           partnership agreement, a limited partnership
arising from, its fraud, bad faith, gross         may, and shall have the power to, indemnify
negligence or malfeasance.                        and hold harmless any partner or other
                                                  person from and against any and all claims
                                                  and demands whatsoever. It is the position
                                                  of the Securities and Exchange Commission
                                                  and certain state securities administrations
                                                  that indemnification of directors and
                                                  officers for liabilities arising under the
                                                  Securities Act is against public policy and
                                                  is unenforceable pursuant to Section 14 of
                                                  the Securities Act of 1933 and their
                                                  respective state securities laws.



                            Anti-Takeover Provisions


Under your partnership's agreement of             Except in limited circumstances, the general
limited partnership, if the limited partners      partner has exclusive management power over
receive a declaratory judgment that the           the business and affairs of the AIMCO
following actions will not be deemed to be        Operating Partnership. The general partner
taking part in the control of the business        may not be removed as general partner of the
or receive a satisfactory opinion of counsel      AIMCO Operating Partnership by the OP
approved by limited partners owning 75% of        Unitholders with or without cause. Under the
the outstanding units, the limited partners       AIMCO Operating Partnership Agreement, the
may remove a general partner and elect a new      general partner may, in its sole discretion,
general partner upon a vote of the limited        prevent a transferee of an OP Unit from
partners owning more than 75% of the              becoming a substituted limited partner
outstanding units. If such judgment or            pursuant to the AIMCO Operating Partnership
opinion is not obtained, the consent of all       Agreement. The general partner may exercise
of the limited partners is necessary for          this right of approval to deter, delay or
such actions. A general partner may sell up       hamper attempts by persons to acquire a
to 50% of its interests owned at the time of      controlling interest in the AIMCO Operating
formation with the consent of 51% or more of      Partnership. Additionally, the AIMCO
the limited partners. A limited partner may       Operating Partnership Agreement contains
not transfer its interests without the            restrictions on the ability of OP
written consent of the general partners           Unitholders to transfer their OP Units. See
which may be withheld at the sole discretion      "Description of OP Units -- Transfers and
of the general partners.                          Withdrawals" in the accompanying Prospectus.



                    Amendment of Your Partnership Agreement


The general partner may, and, at the request      With the exception of certain circumstances
of limited partners owning more than 75% of       set forth in the AIMCO Operating Partnership
the outstanding units, will, submit to the        Agreement, whereby the general partner may,
limited partners the text of any proposed         without the consent of the OP Unitholders,
amendment to your partnership's agreement of      amend the AIMCO Operating Partnership
limited partnership. If the limited partners      Agreement, amendments to the AIMCO Operating
obtain a declaratory judgment that such           Partnership Agreement require the consent of
action will not constitute control of your        the holders of a majority of the outstanding
partnership or receive such an opinion of         Common OP Units, excluding AIMCO and certain
counsel, a proposed amendment will be             other limited exclusions (a "Majority in
adopted if, within ninety days after the          Interest"). Amendments to the AIMCO
submission of the proposal to the limited         Operating

         6156
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

partners, the limited partners owning 90% of      Partnership Agreement may be proposed by the
the units give their consent. However, if no      general partner or by holders of a Majority
such judgment or opinion is obtained,             in Interest. Following such proposal, the
proposals will require the consent of all         general partner will submit any proposed
limited partners to be effective. In any          amendment to the OP Unitholders. The general
event, amendments which reduce the                partner will seek the written consent of the
obligations of the general partners, affect       OP Unitholders on the proposed amendment or
the rights or restrictions regarding              will call a meeting to vote thereon. See
assignability of the units, modify the term       "Description of OP Units -- Amendment of the
of your partnership, amend the provisions         AIMCO Operating Partnership Agreement" in
regarding power of attorney or reduce the         the accompanying Prospectus.
rights or interests or enlarge the
obligations of the limited partners require
the consent of all limited partners. In
addition, certain provisions are not subject
to amendment.



                             Compensation and Fees


In addition to the right to distributions in      The general partner does not receive
respect of its partnership interest and           compensation for its services as general
reimbursement for all fees and expenses as        partner of the AIMCO Operating Partnership.
set forth in your partnership's agreement of      However, the general partner is entitled to
limited partnership, the general partner          payments, allocations and distributions in
receives no fee for its services as general       its capacity as general partner of the AIMCO
partner but may receive fees for additional       Operating Partnership. In addition, the
services. Moreover, the general partner or        AIMCO Operating Partnership is responsible
certain affiliates may be entitled to             for all expenses incurred relating to the
compensation for additional services              AIMCO Operating Partnership's ownership of
rendered.                                         its assets and the operation of the AIMCO
                                                  Operating Partnership and reimburses the
                                                  general partner for such expenses paid by
                                                  the general partner. The employees of the
                                                  AIMCO Operating Partnership receive
                                                  compensation for their services.



                             Liability of Investors


Under your partnership's agreement of             Except for fraud, willful misconduct or
limited partnership, limited partners are         gross negligence, no OP Unitholder has
not bound by or personally liable for, the        personal liability for the AIMCO Operating
expenses, liabilities or obligations of your      Partnership's debts and obligations, and
partnership and the liabilities of each           liability of the OP Unitholders for the
limited partner is limited solely to the          AIMCO Operating Partnership's debts and
amount of its contribution to the capital of      obligations is generally limited to the
your partnership required under your              amount of their investment in the AIMCO
partnership's agreement of limited                Operating Partnership. However, the
partnership.                                      limitations on the liability of limited
                                                  partners for the obligations of a limited
                                                  partnership have not been clearly
                                                  established in some states. If it were
                                                  determined that the AIMCO Operating Part-
                                                  nership had been conducting business in any
                                                  state without compliance with the applicable
                                                  limited partnership statute, or that the
                                                  right or the exercise of the right by the
                                                  holders of OP Units as a group to make
                                                  certain amendments to the AIMCO Operating
                                                  Partnership Agreement or to take other
                                                  action pursuant to the AIMCO Operating
                                                  Partnership Agreement constituted
                                                  participation in the "control" of the AIMCO
                                                  Operating Partnership's business, then a

         6157
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  holder of OP Units could be held liable
                                                  under certain circumstances for the AIMCO
                                                  Operating Partnership's obligations to the
                                                  same extent as the general partner.



                                Fiduciary Duties


The general partner is not required to            Unless otherwise provided for in the
devote all of its time or business efforts        relevant partnership agreement, Delaware law
to the affairs of your partnership, but must      generally requires a general partner of a
devote so much of such time and attention to      Delaware limited partnership to adhere to
your partnership as is reasonably neces-          fiduciary duty standards under which it owes
sary and advisable to manage the affairs of       its limited partners the highest duties of
your partnership to the best advantage of         good faith, fairness and loyalty and which
your partnership. The general partner may         generally prohibit such general partner from
engage in or possess an interest in other         taking any action or engaging in any
business ventures of every nature and             transaction as to which it has a conflict of
description, including, but not limited to,       interest. The AIMCO Operating Partnership
the acquisition, ownership, financing,            Agreement expressly authorizes the general
leasing, operation, management, syndication,      partner to enter into, on behalf of the
brokerage, sale, construction and                 AIMCO Operating Partnership, a right of
development of real property, and neither         first opportunity arrangement and other
your partnership nor the partners shall have      conflict avoidance agreements with various
any rights in and to such independent             affiliates of the AIMCO Operating
business venture or the income and profits        Partnership and the general partner, on such
derived therefrom.                                terms as the general partner, in its sole
                                                  and absolute discretion, believes are
In general, your partnership's agreement of       advisable. The AIMCO Operating Partnership
limited partnership and the AIMCO Operating       Agreement expressly limits the liability of
Partnership Agreement have limitations on         the general partner by providing that the
the liability of the general partner but          general partner, and its officers and
such limitations differ and provide more          directors will not be liable or accountable
protection for the general partner of the         in damages to the AIMCO Operating
AIMCO Operating Partnership.                      Partnership, the limited partners or as-
                                                  signees for errors in judgment or mistakes
                                                  of fact or law or of any act or omission if
                                                  the general partner or such director or
                                                  officer acted in good faith. See
                                                  "Description of OP Units -- Fiduciary
                                                  Responsibilities" in the accompanying
                                                  Prospectus.


                            Federal Income Taxation


In general, there are no material                 The AIMCO Operating Partnership is not
differences between the taxation of your          subject to Federal income taxes. Instead,
partnership and the AIMCO Operating               each holder of OP Units includes in income
Partnership.                                      its allocable share of the AIMCO Operating
                                                  Partnership's taxable income or loss when it
                                                  determines its individual Federal income tax
                                                  liability.
                                                  Income and loss from the AIMCO Operating
                                                  Partnership may be subject to the passive
                                                  activity limitations. If an investment in an
                                                  OP Unit is treated as a passive activity,
                                                  income and loss from the AIMCO Operating
                                                  Partnership generally can be offset against
                                                  income and loss from other investments that
                                                  constitute "passive activities" (unless the
                                                  AIMCO Operating Partnership is considered a
                                                  "publicity traded

         6158
          YOUR PARTNERSHIP                      AIMCO OPERATING PARTNERSHIP

                                                  partnership", in which case income and loss
                                                  from the AIMCO Operating Partnership can
                                                  only be offset against other income and loss
                                                  from the AIMCO Operating Partnership).
                                                  Income of the AIMCO Operating Partnership,
                                                  however, attributable to dividends from the
                                                  Management Subsidiaries (as defined below)
                                                  or interest paid by the Management
                                                  Subsidiaries does not qualify as passive
                                                  activity income and cannot be offset against
                                                  losses from "passive activities."
                                                  Cash distributions by the AIMCO Operating
                                                  Partnership are not taxable to a holder of
                                                  OP Units except to the extent they exceed
                                                  such Partner's basis in its interest in the
                                                  AIMCO Operating Partnership (which will
                                                  include such OP Unitholder's allocable share
                                                  of the AIMCO Operating Partnership's nonre-
                                                  course debt).
                                                  Each year, OP Unitholders receive a Schedule
                                                  K-1 tax form containing tax information for
                                                  inclusion in preparing their Federal income
                                                  tax returns.
                                                  OP Unitholders are required, in some cases,
                                                  to file state income tax returns and/or pay
                                                  state income taxes in the states in which
                                                  the AIMCO Operating Partnership owns
                                                  property or transacts business, even if they
                                                  are not residents of those states. The AIMCO
                                                  Operating Partnership may be required to pay
                                                  state income taxes in certain states.

                  COMPARISON OF YOUR UNITS AND AIMCO OP UNITS


        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                              Nature of Investment



The partnership interests in your   The Preferred OP Units constitute   The Common OP Units constitute
partnership constitute equity in-   equity interests entitling each     equity interests entitling each OP
terests entitling each partner to   holder of Preferred OP Units, when  Unitholder to such partner's pro
its pro rata share of               and as declared by the board of     rata share of cash distributions
distributions to be made to the     directors of the general partner    made from Available Cash (as such
partners of your partnership.       of the AIMCO Operating Part-        term is defined in the AIMCO
                                    nership, quarterly cash distribu-   Operating Partnership Agreement)
                                    tion at a rate of $0.50 per         to the partners of the AIMCO
                                    Preferred OP Unit, subject to ad-   Operating Partnership. To the
                                    justments from time to time on or   extent the AIMCO Operating
                                    after the fifth anniversary of the  Partnership sells or refinances
                                    issue date of the Preferred OP      its assets, the net proceeds
                                    Units.                              therefrom generally will be re-

         6159
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                                                        tained by the AIMCO Operating
                                                                        Partnership for working capital
                                                                        and new investments rather than
                                                                        being distributed to the OP
                                                                        Unitholders (including AIMCO).



                                 Voting Rights


Under your partnership's          Except as otherwise required      Under the AIMCO Operating
agreement of limited              by applicable law or in the       Partnership Agreement, the
partnership, upon the vote        AIMCO Operating Partnership       OP Unitholders have voting
of the limited partners           Agreement, the holders of         rights only with respect to
owning a majority of the          the Preferred OP Units will       certain limited matters such
outstanding units, approve        have the same voting rights       as certain amendments and
or disapprove the sale of         as holders of the Common OP       termination of the AIMCO
all or substantially all of       Units. See "Description of        Operating Partnership
the assets of your                OP Units" in the accompany-       Agreement and certain
partnership. The approval of      ing Prospectus. So long as        transactions such as the
all the limited partners is       any Preferred OP Units are        institution of bankruptcy
necessary for your                outstanding, in addition to       proceedings, an assignment
partnership to engage in any      any other vote or consent of      for the benefit of creditors
other business than as set        partners required by law or       and certain transfers by the
forth in your partnership's       by the AIMCO Operating            general partner of its
agreement of limited              Partnership Agreement, the        interest in the AIMCO
partnership. If the limited       affirmative vote or consent       Operating Partnership or the
partners receive a                of holders of at least 50%        admission of a successor
declaratory judgment that         of the outstanding Preferred      general partner.
the following actions will        OP Units will be necessary
not be deemed to be taking        for effecting any amendment       Under the AIMCO Operating
part in the control of the        of any of the provisions of       Partnership Agreement, the
business or receive a             the Partnership Unit              general partner has the
satisfactory opinion of           Designation of the Preferred      power to effect the
counsel approved by limited       OP Units that materially and      acquisition, sale, transfer,
partners owning 75% or more       adversely affects the rights      exchange or other
of the outstanding units,         or preferences of the             disposition of any assets of
the limited partners owning       holders of the Preferred OP       the AIMCO Operating
90% or more of all of the         Units. The creation or            Partnership (including, but
units may amend your              issuance of any class or          not limited to, the exercise
partnership's agreement of        series of partnership units,      or grant of any conversion,
limited partnership, sub-         including, without                option, privilege or
ject to certain limitations;      limitation, any partner-          subscription right or any
the limited partners owning       ship units that may have          other right available in
more than 66 2/3% may             rights senior or superior to      connection with any assets
authorized the dissolution        the Preferred OP Units,           at any time held by the
and termination of your           shall not be deemed to            AIMCO Operating Partnership)
partnership; and the limited      materially adversely affect       or the merger,
partners owning 75% or more       the rights or preferences of      consolidation,
of the outstanding units may      the holders of Preferred OP       reorganization or other
remove a general partner and      Units. With respect to the        combination of the AIMCO
elect a new general partner.      exercise of the above             Operating Partnership with
However, in the absence of        described voting rights,          or into another entity, all
such determination or             each Preferred OP Units           without the consent of the
opinion, the consent of all       shall have one (1) vote per       OP Unitholders.
of the limited partners is        Preferred OP Unit.
required.                                                           The general partner may
A general partner may cause                                         cause the dissolution of the
the dissolution of the your                                         AIMCO Operating Partnership
partnership by retiring when                                        by an "event of withdrawal,"
there are no remaining                                              as defined in the Delaware
general partners, unless the                                        Limited Partner-
limited partners owning more
the 75% of the then out-

         6160
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

standing units elect a new                                          ship Act (including, without
general partner within sixty                                        limitation, bankruptcy),
days of such retirement.                                            unless, within 90 days after
In general, you have greater                                        the withdrawal, holders of a
voting rights in your                                               "majority in interest," as
partnership than you will                                           defined in the Delaware
have as an OP Unitholder. OP                                        Limited Partnership Act,
Unitholders cannot remove                                           agree in writing, in their
the general partner of the                                          sole and absolute
AIMCO Operating Partnership.                                        discretion, to continue the
                                                                    business of the AIMCO
                                                                    Operating Partnership and to
                                                                    the appointment of a
                                                                    successor general partner.
                                                                    The general partner may
                                                                    elect to dissolve the AIMCO
                                                                    Operating Partnership in its
                                                                    sole and absolute
                                                                    discretion, with or without
                                                                    the consent of the OP
                                                                    Unitholders. See "Descrip-
                                                                    tion of OP
                                                                    Units -- Dissolution and
                                                                    Winding Up" in the accom-
                                                                    panying Prospectus.
                                                                    OP Unitholders cannot remove
                                                                    the general partner of the
                                                                    AIMCO Operating Partnership
                                                                    with or without cause.



                                 Distributions


Your partnership's agreement      Holders of Preferred OP           Subject to the rights of
of limited partnership            Units will be entitled to         holders of any outstanding
specifies how the cash            receive, when and as              Preferred OP Units, the
available for distribution,       declared by the board of          AIMCO Operating Partnership
whether arising from              directors of the general          Agreement requires the
operations or sales or            partner of the AIMCO              general partner to cause the
refinancing, is to be shared      Operating Partnership,            AIMCO Operating Partnership
among the partners. Dis-          quarterly cash distributions      to distribute quarterly all,
tributions from Cash Flow         at the rate of $0.50 per          or such portion as the
will be determined by the         Preferred OP Unit; provided,      general partner may in its
general partners as of the        however, that at any time         sole and absolute discretion
last day of each semi-annual      and from time to time on or       determine, of Available Cash
period of each fiscal year        after the fifth anniversary       (as defined in the AIMCO
and will be distributed at        of the issue date of the          Operating Partnership
convenient periodic               Preferred OP Units, the           Agreement) generated by the
intervals, not less than          AIMCO Operating Partnership       AIMCO Operating Partnership
semi-annually, within sixty       may adjust the annual             during such quarter to the
days after the close of such      distribution rate on the          general partner, the special
semi-annual period. The           Preferred OP Units to the         limited partner and the
distributions payable to the      lower of (i) 2.00% plus the       holders of Common OP Units
partners are not fixed in         annual interest rate then         on the record date es-
amount and depend upon the        applicable to U.S. Treasury       tablished by the general
operating results and net         notes with a maturity of          partner with respect to such
sales or refinancing              five years, and (ii) the          quarter, in accordance with
proceeds available from the       annual dividend rate on the       their respective interests
disposition of your               most recently issued AIMCO        in the AIMCO Operating
partnership's assets.             non-convertible preferred         Partnership on such record
                                  stock which ranks on a            date. Holders of any other
                                  parity with its Class H           Pre-
                                  Cumulative Preferred

         6161
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS

                                  Stock. Such distributions         ferred OP Units issued in
                                  will be cumulative from the       the future may have priority
                                  date of original issue.           over the general partner,
                                  Holders of Preferred OP           the special limited partner
                                  Units will not be entitled        and holders of Common OP
                                  to receive any distributions      Units with respect to
                                  in excess of cumulative           distributions of Available
                                  distributions on the              Cash, distributions upon
                                  Preferred OP Units. No            liquidation or other
                                  interest, or sum of money in      distributions. See "Per
                                  lieu of interest, shall be        Share and Per Unit Data" in
                                  payable in respect of any         the accompanying Prospectus.
                                  distribution payment or pay-
                                  ments on the Preferred OP         The general partner in its
                                  Units that may be in              sole and absolute discretion
                                  arrears.                          may distribute to the OP
                                                                    Unitholders Available Cash
                                  When distributions are not        on a more frequent basis and
                                  paid in full upon the             provide for an appropriate
                                  Preferred OP Units or any         record date.
                                  Parity Units (as defined
                                  below), all distributions         The AIMCO Operating Partner-
                                  declared upon the Preferred       ship Agreement requires the
                                  OP Units and any Parity           general partner to take such
                                  Units shall be declared           reasonable efforts, as
                                  ratably in proportion to the      determined by it in its sole
                                  respective amounts of             and absolute discretion and
                                  distributions accumulated,        consistent with AIMCO's
                                  accrued and unpaid on the         qualification as a REIT, to
                                  Preferred OP Units and such       cause the AIMCO Operating
                                  Parity Units. Unless full         Partnership to distribute
                                  cumulative distributions on       sufficient amounts to en-
                                  the Preferred OP Units have       able the general partner to
                                  been declared and paid,           transfer funds to AIMCO and
                                  except in limited circum-         enable AIMCO to pay stock-
                                  stances, no distributions         holder dividends that will
                                  may be declared or paid or        (i) satisfy the requirements
                                  set apart for payment by the      for qualifying as a REIT
                                  AIMCO Operating Partnership       under the Code and the
                                  and no other distribution of      Treasury Regulations and
                                  cash or other property may        (ii) avoid any Federal
                                  be declared or made,              income or excise tax
                                  directly or indirectly, by        liability of AIMCO. See
                                  the AIMCO Operating               "Description of OP
                                  Partnership with respect to       Units -- Distributions" in
                                  any Junior Units (as de-          the accompanying Prospectus.
                                  fined below), nor shall any
                                  Junior Units be redeemed,
                                  purchased or otherwise
                                  acquired for considera-
                                  tion, nor shall any other
                                  cash or other property be
                                  paid or distributed to or
                                  for the benefit of holders
                                  of Junior Units. See
                                  "Description of Preferred OP
                                  Units -- Distributions."


                Liquidity and Transferability/Redemption Rights




A limited partner may             There is no public market         There is no public market
transfer his units to any         for the Preferred OP Units        for the OP Units. The AIMCO
person if: (i) the                and the Pre-                      Oper-

         6162

        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS
transferee is a citizen and       ferred OP Units are not           ating Partnership Agreement
resident of the United            listed on any securities          restricts the
States, (ii) the transferor       exchange. The Preferred OP        transferability of the OP
delivers to the general           Units are subject to              Units. Until the expiration
partner a satisfactory,           restrictions on transfer as       of one year from the date on
unqualified opinion of            set forth in the AIMCO            which an OP Unitholder
counsel that the transfer         Operating Partnership             acquired OP Units, subject
does not violate Federal or       Agreement.                        to certain exceptions, such
state securities laws, (iii)                                        OP Unitholder may not
the transferee executes a         Pursuant to the AIMCO             transfer all or any por-
statement that it is              Operating Partnership             tion of its OP Units to any
acquiring the units for           Agreement, until the              transferee without the
investment and (iv) the           expiration of one year from       consent of the general
general partner consents to       the date on which a holder        partner, which consent may
the transfer, the granting        of Preferred OP Units             be withheld in its sole and
or denial of which is in its      acquired Preferred OP Units,      absolute discretion. After
sole discretion and will be       subject to certain                the expiration of one year,
denied if such transfer will      exceptions, such holder of        such OP Unitholder has the
result in the termination of      Preferred OP Units may not        right to transfer all or any
your partnership for income       transfer all or any portion       portion of its OP Units to
tax purposes. Such                of its Preferred OP Units to      any person, subject to the
transferee may be substi-         any transferee without the        satisfaction of certain con-
tuted as a limited partner        consent of the general            ditions specified in the
if, in addition to the above      partner, which consent may        AIMCO Operating Partnership
requirements: (i) a written       be withheld in its sole and       Agreement, including the
assignment has been duly          absolute discretion. After        general partner's right of
executed and acknowledged by      the expiration of one year,       first refusal. See
the assignor and assignee,        such holders of Preferred OP      "Description of OP Units --
(ii) the assignor or the          Units has the right to            Transfers and Withdrawals"
assignee pays a transfer          transfer all or any portion       in the accompanying
fee, (iii) an amendment to        of its Preferred OP Units to      Prospectus.
the certificate of limited        any person, subject to the
partnership is filed and          satisfaction of certain           After the first anniversary
(iv) the assignor and as-         conditions specified in the       of becoming a holder of
signee have complied with         AIMCO Operating Partner-          Common OP Units, an OP
such other conditions as set      ship Agreement, including         Unitholder has the right,
forth in your partnership's       the general partner's right       subject to the terms and
agreement of limited              of first refusal.                 conditions of the AIMCO
partnership.                                                        Operating Partnership
There are no redemption           After a one-year holding          Agreement, to require the
rights associated with your       period, a holder may redeem       AIMCO Operating Partnership
units.                            Preferred OP Units and            to redeem all or a portion
                                  receive in exchange               of the Common OP Units held
                                  therefor, at the AIMCO Oper-      by such party in exchange
                                  ating Partnership's option,       for a cash amount based on
                                  (i) subject to the terms of       the value of shares of Class
                                  any Senior Units (as defined      A Common Stock. See
                                  below), cash in an amount         "Description of OP
                                  equal to the Liquidation          Units -- Redemption Rights"
                                  Preference of the Preferred       in the accompanying
                                  OP Units tendered for             Prospectus. Upon receipt of
                                  redemption, (ii) a number of      a notice of redemption, the
                                  shares of Class A Common          AIMCO Operating Partnership
                                  Stock of AIMCO that is equal      may, in its sole and
                                  in Value to the Liquidation       absolute discretion but
                                  Preference of the Preferred       subject to the restrictions
                                  OP Units tendered for             on the ownership of Class A
                                  redemption, or (iii) for          Common Stock imposed under
                                  Preferred OP Units redeemed       AIMCO's charter and the
                                  after a two-year holding          transfer restrictions and
                                  period, a number of shares        other limitations thereof,
                                  of Class I Preferred              elect to cause AIMCO to

         6163
        YOUR UNITS             PREFERRED OP UNITS          COMMON OP UNITS


                                  Stock of AIMCO that pay an        acquire some or all of the
                                  aggregate amount of               tendered Common OP Units in
                                  dividends equivalent to the       exchange for Class A Common
                                  distributions on the              Stock, based on an exchange
                                  Preferred OP Units tendered       ratio of one share of Class
                                  for redemption; provided          A Common Stock for each Com-
                                  that such shares are part of      mon OP Unit, subject to
                                  a class or series of              adjustment as provided in
                                  preferred stock that is then      the AIMCO Operating
                                  listed on the NYSE or an-         Partnership Agreement.
                                  other national securities
                                  exchange. The Preferred OP
                                  Units may not be redeemed at
                                  the option of the AIMCO
                                  Operating Partnership. See
                                  "Description of Preferred OP
                                  Units -- Redemption."

         6164

                       DESCRIPTION OF PREFERRED OP UNITS

GENERAL


     The Preferred OP Units are the Class Two Partnership Preferred Units of the AIMCO Operating Partnership.


RANKING


     The Preferred OP Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the AIMCO Operating Partnership, effectively rank:(i) prior or senior to the Class I High Performance Units, the Common OP Units and any other interest in the AIMCO Operating Partnership if the holders of Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of such interest (the Common OP Units and such other interests are collectively referred to herein as "Junior Units");
(ii) on a parity with the Class B Partnership Preferred Units, the Class C Partnership Preferred Units, the Class D Partnership Preferred Units, the Class G Partnership Preferred Units, the Class H Partnership Preferred Units, the Class J Partnership Preferred Units, the Class K Partnership Preferred Units and with any other interest in the AIMCO Operating Partnership if the holders of such interest and the Preferred OP Units shall be entitled to the receipt of distributions and amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accumulated, accrued and unpaid distributions or stated preferences, without preference or priority of one over the other ("Parity Units"); and (iii) junior to the Class F Partnership Preferred Units, the Class One Partnership Preferred Units and any other interest in the AIMCO Operating Partnership if the holders of such interest shall be entitled to the receipt of distributions or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Preferred OP Units ("Senior Units"). Junior Units, Parity Units and Senior Units may be issued from time to time by the AIMCO Operating Partnership without any approval or consent by holders of the Preferred OP Units.


     Although proceeds upon liquidation, dissolution or winding up of the AIMCO Operating Partnership will be made in accordance with the positive balance of all partners capital accounts, the AIMCO Operating Partnership creates, to the extent possible, the preference upon such events by specially allocating income, if necessary, to the Preferred OP Units in an amount equal to their liquidation preference.

DISTRIBUTIONS


     Holders of Preferred OP Units are entitled to receive, when and as declared by the board of directors of the general partner of the AIMCO Operating Partnership, quarterly cash distributions at the rate of $0.50 per Preferred OP Unit (equivalent to 8.0% per annum of the $25 stated liquidation preference); provided, however, that at any time and from time to time on or after March 1, 2005, the AIMCO Operating Partnership may adjust the annual distribution rate on the Preferred OP Units to the lower of (i) 2.0% plus the annual interest rate then applicable to U.S. Treasury notes with a maturity of five years, and (ii) the annual dividend rate on the most recently issued AIMCO non-convertible preferred stock which ranks on a parity with its Class H Cumulative Preferred Stock. A reduction in the distribution rate will reduce your rate of return on the Preferred OP Units and possibly encourage you to redeem such units. Such adjustment shall become effective upon the date the AIMCO Operating Partnership issues a notice to such effect to the holders of the Preferred OP Units. Such distributions are cumulative from the date of original issue, whether or not in any distribution period or periods such distributions have been declared, and shall be payable quarterly on February 15, May 15, August 15 and November 15 of each year (or, if not a business day, the next succeeding business day) (each a "Distribution Payment Date"), commencing on the first such date occurring after the date of original issue. If the Preferred OP Units are issued on any day other than a Distribution Payment Date, the first distribution payable on such Preferred OP Units will be prorated for the portion of the quarterly period that such Preferred OP Units are outstanding on the basis of twelve 30-day months and a 360-day year. Distributions are payable in arrears to holders of record as they appear on the records of the AIMCO Operating Partnership at the close of business on the February 1, May 1, August 1 or

         6165

November 1, as the case may be, immediately preceding each Distribution Payment Date. Holders of Preferred OP Units will not be entitled to receive any distributions in excess of cumulative distributions on the Preferred OP Units. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Preferred OP Units that may be in arrears. Holders of any Preferred OP Units that are issued after the date of original issuance are entitled to receive the same distributions as holders of any Preferred OP Units issued on the date of original issuance.

     When distributions are not paid in full upon the Preferred OP Units or any Parity Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Preferred OP Units and any Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Preferred OP Units and accumulated, accrued and unpaid on such Parity Units. Except as set forth in the preceding sentence, unless distributions on the Preferred OP Units equal to the full amount of accumulated, accrued and unpaid distributions have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past distribution periods, no distributions shall be declared or paid or set apart for payment by the AIMCO Operating Partnership with respect to any Parity Units. Unless full cumulative distributions (including all accumulated, accrued and unpaid distributions) on the Preferred OP Units have been declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions or distributions paid in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) may be declared or paid or set apart for payment by the AIMCO Operating Partnership and no other distribution of cash or other property may be declared or made, directly or indirectly, by the AIMCO Operating Partnership with respect to any Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common OP Units made for purposes of an employee incentive or benefit plan of AIMCO, the AIMCO Operating Partnership or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Units), directly or indirectly, by the AIMCO Operating Partnership (except by conversion into or exchange for Junior Units, or options, warrants or rights to subscribe for or purchase Junior Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Units. Notwithstanding the foregoing provisions of this paragraph, the AIMCO Operating Partnership shall not be prohibited from (i) declaring or paying or setting apart for payment any distribution on any Parity Units or (ii) redeeming, purchasing or otherwise acquiring any Parity Units, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

ALLOCATION

     Holders of Preferred OP Units will be allocated net income of the AIMCO Operating Partnership in an amount equal to the distributions made on such holder's Preferred OP Units during the taxable year. Holders of Preferred OP Units also will generally be allocated any net loss of the AIMCO Operating Partnership that is not allocated to holders of Common OP Units or other interests of the AIMCO Operating Partnership.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership, before any allocation of income or gain by the AIMCO Operating Partnership shall be made to or set apart for the holders of any Junior Units, to the extent possible, the holders of Preferred OP Units shall be entitled to be allocated income and gain to effectively enable them to receive a liquidation preference (the "Liquidation Preference") of $25 per Preferred OP Unit, plus accumulated, accrued and unpaid distributions (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further allocation of income or gain. Until the holders of the Preferred OP Units have been paid the Liquidation Preference in full, no allocation of income or gain will be made to any holder of Junior Units upon the liquidation, dissolution or winding up of the AIMCO Operating Partnership. If, upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, the assets of the AIMCO Operating Partnership, or proceeds thereof, distributable among the holders of Preferred OP Units shall be

         6166

insufficient to pay in full the above described preferential amount and liquidating payments on any Parity Units, then following certain allocations made by the AIMCO Operating Partnership, such assets, or the proceeds thereof, shall be distributed among the holders of Preferred OP Units and any such Parity Units ratably in the same proportion as the respective amounts that would be payable on such Preferred OP Units and any such Parity Units if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of the AIMCO Operating Partnership will not include a consolidation or merger of the AIMCO Operating Partnership with one or more partnerships, corporations or other entities, or a sale or transfer of all or substantially all of the AIMCO Operating Partnership's assets. Upon any liquidation, dissolution or winding up of the AIMCO Operating Partnership, after all allocations shall have been made in full to the holders of Preferred OP Units and any Parity Units to enable them to receive their Liquidation Preference, any Junior Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred OP Units and any Parity Units shall not be entitled to share therein.

REDEMPTION


     The Preferred OP Units may not be redeemed at the option of the AIMCO Operating Partnership, and will not be required to be redeemed or repurchased by the AIMCO Operating Partnership or AIMCO except if a holder of a Preferred OP Unit effects a redemption, as described below. The AIMCO Operating Partnership or AIMCO may purchase Preferred OP Units from time to time in the open market, by tender or exchange offer, in privately negotiated purchases or otherwise. After a one-year holding period, a holder may redeem Preferred OP Units and receive in exchange therefor, at the AIMCO Operating Partnership's option, (i) subject to the terms of any Senior Units, cash in an amount equal to the Liquidation Preference of the Preferred OP Units tendered for redemption, (ii) a number of shares of Class A Common Stock of AIMCO that is equal in Value to the Liquidation Preference of the Preferred OP Units tendered for redemption, or
(iii) for Preferred OP Units redeemed after a two-year holding period, a number of shares of Class I Preferred Stock of AIMCO that pay an aggregate amount of dividends equivalent to the distributions on the Preferred OP Units tendered for redemption; provided that such shares are part of a class or series of preferred stock that is then listed on the NYSE or another national securities exchange. The "Value" of shares of Class A Common Stock will be determined based on a 10-day average trading price of the shares, as set forth in the AIMCO Operating Partnership's agreement of limited partnership. Before issuing any preferred stock upon redemption of Preferred OP Units, AIMCO will register the issuance and sale of such shares under the Securities Act of 1933. If shares of Class I Preferred Stock or Class A Common Stock of AIMCO are issued in exchange for any Preferred OP Units tendered for redemption, the Preferred OP Units that are acquired by AIMCO will be converted to a class of AIMCO Operating Partnership units that corresponds to the class of stock so issued.


VOTING RIGHTS

     Except as otherwise required by applicable law or in the AIMCO Operating Partnership's agreement of limited partnership, the holders of the Preferred OP Units will have the same voting rights as holders of the Common OP Units. See "Description of OP Units" in the accompanying Prospectus. So long as any Preferred OP Units are outstanding, in addition to any other vote or consent of partners required by law or by the AIMCO Operating Partnership's agreement of limited partnership, the affirmative vote or consent of holders of at least 50% of the outstanding Preferred OP Units will be necessary for effecting any amendment of any of the provisions of the Partnership Unit Designation of the Preferred OP Units that materially and adversely affects the rights or preferences of the holders of the Preferred OP Units. The creation or issuance of any class or series of AIMCO Operating Partnership units, including, without limitation, any AIMCO Operating Partnership units that may have rights senior or superior to the Preferred OP Units, will not be deemed to materially adversely affect the rights or preferences of the holders of Preferred OP Units. With respect to the exercise of the above described voting rights, each Preferred OP Unit will have one (1) vote per Preferred OP Unit.

         6167

RESTRICTIONS ON TRANSFER

     Preferred OP Units will be subject to the same restrictions on transfer applicable to Common OP Units, as set forth in the AIMCO Operating Partnership's agreement of limited partnership.


                     DESCRIPTION OF CLASS I PREFERRED STOCK



     The Class I Preferred Stock (a) ranks prior to the Class A Common Stock and the Class E Preferred Stock, and any other class or series of capital stock of AIMCO if the holders of the Class I Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class I Junior Stock"), (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class G Preferred Stock, the Class H Preferred Stock, the Class J Preferred Stock and with any other class or series of capital stock of AIMCO, if the holders of such class of stock or series and the Class I Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding-up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class I Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO if the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of the Class I Preferred Stock ("Class I Senior Stock").



     Holders of Class I Preferred Stock are entitled to receive cash dividends at the rate of 8.0% per annum of the $25 liquidation preference (equivalent to $2.00 per annum per share). Such dividends are cumulative from the date of original issue, and are payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO may be made to or set apart for the holders of any shares of Class I Junior Stock, the holders of Class I Preferred Stock are entitled to receive a liquidation preference of $25 per share (the "Class I Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution are insufficient to pay the preference described above and any liquidating payments on any other shares of any class or series of Class I Parity Stock, then such proceeds will be distributed among the holders of Class I Preferred Stock and any such other Class I Parity Stock ratably in the same proportion as the respective amount that would be payable on such Class I Preferred Stock and any such other Class I Parity Stock if all amounts payable thereon were paid in full.



     On and after March 1, 2005, AIMCO may redeem shares of Class I Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class I Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class I Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions.



     Holders of shares of Class I Preferred Stock have no voting rights, except that if distributions on Class I Preferred Stock or any series or class of Class I Parity Stock are in arrears for six or more quarterly periods, the number of directors constituting the AIMCO board of directors will be increased by two and the holders of Class I Preferred Stock (voting together as a single class with all other shares of Class I Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class I Preferred Stock called for the purpose. The affirmative vote of the holders of two-thirds of the outstanding shares of Class I Preferred Stock will be required to amend the AIMCO charter in any manner that would adversely affect the rights of the holders of Class I Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class I Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise.



     Ownership of shares of Class I Preferred Stock by any person will be limited such that the sum of the aggregate value of all capital stock of AIMCO (including all shares of Class I Preferred Stock) owned

         6168


directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all shares of capital stock of AIMCO over
(ii) the aggregate value of all shares of capital stock of AIMCO (the "Class I Preferred Ownership Limit"). The AIMCO board of directors may waive such ownership limit if evidence satisfactory to the AIMCO board of directors and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. As a condition of such waiver, the AIMCO board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. If shares of Class I Preferred Stock in excess of the Class I Preferred Ownership Limit, or shares of Class I Preferred Stock which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee would acquire no rights to the Class I Preferred Stock. Shares of Class I Preferred Stock transferred in excess of the Class I Preferred Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Class I Preferred Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of Class I Preferred Stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the Class I Preferred Stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the Class I Preferred Stock on the date that AIMCO determines to purchase the Class I Preferred Stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO board of directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Class I Preferred Stock bear a legend referring to the restrictions described above.

         6169


                      COMPARISON OF PREFERRED OP UNITS AND


                            CLASS I PREFERRED STOCK



                               PREFERRED OP UNITS


                            CLASS I PREFERRED STOCK



                              Nature of Investment


The Preferred OP Units constitute equity          The Class I Preferred Stock constitutes an
interests entitling each holder of Preferred      equity interest entitling each holder of
OP Units to receive, when and as declared by      Class I Preferred Stock to receive, when and
the board of directors of the general             as declared by the AIMCO board of directors,
partner of the AIMCO Operating Partnership,       cash distribution at a rate of $2.00 per
quarterly cash distribution at a rate of          annum per share.
$0.50 per Preferred OP Unit, subject to
adjustments from time to time on or after
the fifth anniversary of the issue date of
the Preferred OP Units.



                                 Voting Rights


Except as otherwise required by applicable        Holders of Class I Preferred Stock do not
law or in the AIMCO Operating Partnership's       have any voting rights, except as set forth
agreement of limited partnership, the             below and except as otherwise required by
holders of the Preferred OP Units will have       applicable law.
the same voting rights as holders of the
Common OP Units. See "Description of OP           If and whenever dividends on any shares of
Units" in the accompanying Prospectus. So         Class I Preferred Stock or any series or
long as any Preferred OP Units are                class of Class I Parity Stock are in arrears
outstanding, in addition to any other vote        for six or more quarterly periods (whether
or consent of partners required by law or by      or not consecutive), the number of directors
the AIMCO Operating Partnership's agreement       then constituting the AIMCO board of
of limited partnership, the affirmative vote      directors shall be increased by two (if not
or consent of holders of at least 50% of the      already increased by reason of similar types
outstanding Preferred OP Units will be            of provisions with respect to shares of
necessary for effecting any amendment of any      voting preferred stock), and the holders of
of the provisions of the Partnership Unit         shares of Class I Preferred Stock, together
Designation of the Preferred OP Units that        with the holders of shares of all other
materially and adversely affects the rights       voting preferred stock then entitled to
or preferences of the holders of the              exercise similar voting rights, voting as a
Preferred OP Units. The creation or issuance      single class regardless of series, will be
of any class or series of AIMCO Operating         entitled to vote for the election of two
Partnership units, including, without             additional directors of AIMCO. Whenever
limitation, any AIMCO Operating Partnership       dividends in arrears and dividends for the
units that may have rights senior or              current quarterly dividend period have been
superior to the Preferred OP Units, will not      paid or declared and set aside in respect of
be deemed to materially adversely affect the      the outstanding shares of the Class I
rights or preferences of the holders of           Preferred Stock and the voting preferred
Preferred OP Units. With respect to the           stock, then the right of the holders of
exercise of the above described voting            Class I Preferred Stock and the voting
rights, each Preferred OP Units will have         preferred stock to elect such additional two
one (1) vote per Preferred OP Unit.               directors will cease and the terms of office
                                                  of such directors will terminate.
                                                  The affirmative vote or consent of at least
                                                  66 2/3% of the votes entitled to be cast by
                                                  the holders of Class I Preferred Stock and
                                                  Class I Parity Stock entitled to vote on
                                                  such matters, voting as a single class, will
                                                  be required to (i) authorize, create,
                                                  increase the authorized amount of, or issue
                                                  any shares of any class of Class I Senior
                                                  Stock or any security convertible into
                                                  shares of any class of Class I Senior Stock,
                                                  or (ii) amend, alter or repeal any provision
                                                  of, or add any provision to, the AIMCO
                                                  charter or

         6170

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


                                                  by-laws, if such action would materially
                                                  adversely affect the voting powers, rights
                                                  or preferences of the holders of the Class I
                                                  Preferred Stock; provided, however, that no
                                                  such vote of the Class I Preferred
                                                  Stockholders shall be required if, at or
                                                  prior to the time such proposed change,
                                                  provisions are made for the redemption of
                                                  all outstanding shares of Class I Preferred
                                                  Stock. The amendment of the AIMCO charter to
                                                  authorize, create, increase or decrease the
                                                  authorized amount of or to issue Class I
                                                  Junior Stock, Class I Preferred Stock or any
                                                  shares of any class of Class I Parity Stock
                                                  shall not be deemed to materially adversely
                                                  affect the voting powers, rights or
                                                  preferences of the holders of Class I
                                                  Preferred Stock.
                                                  With respect to the exercise of the above
                                                  described voting rights, each share of Class
                                                  I Preferred Stock will have one vote per
                                                  share, except that when any other class or
                                                  series of preferred stock has the right to
                                                  vote with the Class I Preferred Stock as a
                                                  single class, then the Class I Preferred
                                                  Stock and such other class or series shall
                                                  have one quarter of one vote per $25 of
                                                  stated liquidation preference.



                                 Distributions


Holders of Preferred OP Units are entitled        Holders of Class I Preferred Stock are
to receive, when and as declared by the           entitled to receive, when and as declared by
board of directors of the general partner of      the AIMCO board of directors, out of funds
the AIMCO Operating Partnership, quarterly        legally available for payment, cash
cash distributions at the rate of $0.50 per       dividends at the rate of $2.00 per annum per
Preferred OP Unit; provided, however, that        share. Such dividends are cumulative from
at any time and from time to time on or           the date of original issue. Holders of Class
after the fifth anniversary of the issue          I Preferred Stock are not be entitled to
date of the Preferred OP Units, the AIMCO         receive any dividends in excess of
Operating Partnership may adjust the annual       cumulative dividends on the Class I
distribution rate on the Preferred OP Units       Preferred Stock. No interest, or sum of
to the lower of (i) 2.00% plus the annual         money in lieu of interest, shall be payable
interest rate then applicable to U.S.             in respect of any dividend payment or
Treasury notes with a maturity of five            payments on the Class I Preferred Stock that
years, and (ii) the annual dividend rate on       may be in arrears.
the most recently issued AIMCO
non-convertible preferred stock which ranks       When dividends are not paid in full upon the
on a parity with its Class H Cumulative           Class I Preferred Stock or any other class
Preferred Stock. Such distributions will be       or series of Class I Parity Stock, all
cumulative from the date of original issue.       dividends declared upon the Class I
Holders of Preferred OP Units will not be         Preferred Stock and any shares of Class I
entitled to receive any distributions in          Parity Stock will be declared ratably in
excess of cumulative distributions on the         proportion to the respective amounts of
Preferred OP Units. No interest, or sum of        dividends accumulated, accrued and unpaid on
money in lieu of interest, shall be payable       the Class I Preferred Stock and such Class I
in respect of any distribution payment or         Parity Stock. Unless dividends equal to the
payments on the Preferred OP Units that may       full amount of all accumulated, accrued and
be in arrears.                                    unpaid dividends on the Class I Preferred
                                                  Stock have been paid, or declared and set
When distributions are not paid in full upon      apart for payment, except in limited
the Preferred OP Units or any Parity Units,       circumstances, no dividends may be declared
all                                               or paid or set apart for

         6171

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


distributions declared upon the Preferred OP      payment by AIMCO and no other distribution
Units and any Parity Units will be declared       of cash or other property may be declared or
ratably in proportion to the respective           made, directly or indirectly, by AIMCO with
amounts of distributions accumulated,             respect to any shares of Class I Junior
accrued and unpaid on the Preferred OP Units      Stock, nor shall any shares of Class I
and such Parity Units. Unless full                Junior Stock be redeemed, purchased or
cumulative distributions on the Preferred OP      otherwise acquired for any consideration,
Units have been declared and paid, except in      nor shall any other cash or other property
limited circumstances, no distributions may       be paid or distributed to or for the benefit
be declared or paid or set apart for payment      of holders of shares of Class I Junior
by the AIMCO Operating Partnership and no         Stock. See "Description of Class I Preferred
other distribution of cash or other property      Stock -- Dividends."
may be declared or made, directly or
indirectly, by the AIMCO Operating
Partnership with respect to any Junior
Units, nor shall any Junior Units be
redeemed, purchased or otherwise acquired
for consideration, nor shall any other cash
or other property be paid or distributed to
or for the benefit of holders of Junior
Units. See "Description of Preferred OP
Units -- Distributions."



                    Liquidity and Transferability/Redemption


There is no public market for the Preferred       Ownership of shares of Class I Preferred
OP Units and the Preferred OP Units are not       Stock by any person will be limited such
listed on any securities exchange. The            that the sum of the aggregate value of all
Preferred OP Units are subject to certain         equity stock (including all shares of Class
restrictions on transferability set forth in      I Preferred Stock) owned directly or
the AIMCO Operating Partnership Agreement.        constructively by such person may not exceed
                                                  8.7% (or 15% in the case of certain parties)
Pursuant to the AIMCO Operating                   of the aggregate value of all outstanding
Partnership's agreement of limited                shares of equity stock. Further, certain
partnership, until the expiration of one          transfers which may have the effect of
year from the date on which a holder of           causing AIMCO to lose its status as a REIT
Preferred OP Units acquired Preferred OP          are void ab initio.
Units, subject to certain exceptions, such
holder of Preferred OP Units may not              If any transfer of Class I Preferred Stock
transfer all or any portion of its Preferred      occurs which, if effective, would result in
OP Units to any transferee without the            any person beneficially or constructively
consent of the general partner, which             owning Class I Preferred Stock in excess or
consent may be withheld in its sole and           in violation of the Class I Preferred
absolute discretion. After the expiration of      Ownership Limit, such shares of Class I
one year, such holders of Preferred OP Units      Preferred Stock in excess of the Class I
has the right to transfer all or any portion      Preferred Ownership Limit will be
of its Preferred OP Units to any person,          automatically transferred to a trustee in
subject to the satisfaction of certain            his capacity as trustee of a trust for the
conditions specified in the AIMCO Operating       exclusive benefit of one or more charitable
Partnership's agreement of limited                beneficiaries designated by AIMCO, and the
partnership, including the general partner's      prohibited transferee will generally have no
right of first refusal.                           rights in such shares, except upon sale of
                                                  the shares by the trustee. The trustee will
After a one-year holding period, a holder         have all voting rights and rights to
may redeem Preferred OP Units and receive in      dividends with respect to shares of Class I
exchange therefor, at the AIMCO Operating         Preferred Stock held in the trust, which
Partnership's option, (i) subject to the          rights will be exercised for the benefit of
terms of any Senior Units, cash in an amount      the charitable beneficiaries.
equal to the Liquidation Preference of the
Preferred OP Units tendered for                   The trustee may sell the Class I Preferred
                                                  Stock held

         6172

         PREFERRED OP UNITS                       CLASS I PREFERRED STOCK


redemption, (ii) a number of shares of Class      in the trust to AIMCO or a person,
A Common Stock of AIMCO that is equal in          designated by the trustee, whose ownership
value to the Liquidation Preference of the        of the Class I Preferred Stock will not
Preferred OP Units tendered for redemption,       violate the Class I Preferred Ownership
or (iii) for Preferred OP Units redeemed          Limit. Upon such sale, the interest of the
after a two-year holding period, a number of      charitable beneficiaries in the shares sold
shares of Class I Preferred Stock of AIMCO        will terminate and the trustee will
that pay an aggregate amount of dividends         distribute to the prohibited transferee, the
equivalent to the distributions on the            lesser of (i) the price paid by the
Preferred OP Units tendered for redemption;       prohibited transferee for the shares or if
provided that such shares are part of a           the prohibited transferee did not give value
class or series of preferred stock that is        for the shares in connection with the event
then listed on the NYSE or another national       causing the shares to be held in the trust,
securities exchange. The Preferred OP Units       the market price of such shares on the day
may not be redeemed at the option of the          of the event causing the shares to be held
AIMCO Operating Partnership. See                  in the trust and (ii) the price per share
"Description of Preferred OP                      received by the trustee from the sale or
Units -- Redemption."                             other disposition of the shares held in the
                                                  trust. Any proceeds in excess of the amount
                                                  payable to the prohibited transferee will be
                                                  payable to the charitable beneficiaries.
                                                  On and after March 1, 2005, AIMCO may, at
                                                  its option, redeem shares of Class I
                                                  Preferred Stock, in whole or from time to
                                                  time in part, at a cash redemption price
                                                  equal to 100% of the Class I Liquidation
                                                  Preference plus all accumulated, accrued and
                                                  unpaid dividends to the date fixed for
                                                  redemption. If full cumulative dividends on
                                                  all outstanding shares of Class I Preferred
                                                  Stock have not been paid or declared and set
                                                  apart for payment, no shares of Class I
                                                  Preferred Stock may be redeemed unless all
                                                  outstanding shares of Class I Preferred
                                                  Stock are simultaneously redeemed and
                                                  neither AIMCO nor any of its affiliates may
                                                  purchase or acquire shares of Class I
                                                  Preferred Stock otherwise than pursuant to a
                                                  purchase or exchange offer made on the same
                                                  terms to all holders of Class I Preferred
                                                  Stock. The redemption price for the Class I
                                                  Preferred Stock (other than any portion
                                                  thereof consisting of accumulated, accrued
                                                  and unpaid dividends) will be payable solely
                                                  with the proceeds from the sale by AIMCO of
                                                  capital stock of AIMCO or the sale by the
                                                  AIMCO Operating Partnership of partnership
                                                  interests in the AIMCO Operating Partnership
                                                  (whether or not such sale occurs
                                                  concurrently with such redemption).

         6173

                             CONFLICTS OF INTEREST

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER


     The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary on February 26, 1999 of AIMCO when IPT merged with AIMCO. Accordingly, the general partner of your partnership, has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's property, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership property. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk
Factors -- Risks to Unitholders Who Tender Their Units in the Offer -- Conflicts of Interest with Respect to the Offer."


CONFLICTS OF INTEREST THAT CURRENTLY EXIST FOR YOUR PARTNERSHIP


     We own both the general partner of your partnership and the manager of your partnership's property. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $62,000 in 1996, $61,000 in 1997 and $35,001 in 1998. The property manager received management fees of $144,000 in 1996, $94,787 in 1997 and $191,780 in 1998. The AIMCO Operating Partnership has no current intention of changing the fee structure for the general partner or for the manager of your partnership's property.


COMPETITION AMONG PROPERTIES

     Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. AIMCO's policy is to limit its management to properties which do not compete with one another. Furthermore, you should bear in mind that AIMCO anticipates acquiring properties in general market areas where your partnership property is located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, the AIMCO Operating Partnership will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

FEATURES DISCOURAGING POTENTIAL TAKEOVERS

     Certain provisions of AIMCO's governing documents, as well as statutory provisions under certain state laws, could be used by AIMCO's management to delay, discourage or thwart efforts of third parties to acquire control of, or a significant equity interest in, AIMCO and the AIMCO Operating Partnership. See "Comparison of Your Partnership and the AIMCO Operating Partnership."

FUTURE EXCHANGE OFFERS

     If the results of operations were to improve for your partnership under AIMCO's management, AIMCO might be required to pay a higher price for any future exchange offers it may make for units of your partnership. Although we have no current plans to conduct future exchange offers for your units, our plans may change based on future circumstances. However, we will not acquire any additional units for a period of at least one year after completion of the offer. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

         6174

             SOURCE AND AMOUNT OF FUNDS AND TRANSACTIONAL EXPENSES


     The AIMCO Operating Partnership expects that approximately $50,000 will be required to purchase all of the units sought in the offer, if such units are tendered for cash excluding expenses as itemized below. The AIMCO Operating Partnership will obtain all such funds from cash from operations, equity issuances and short term borrowings. The AIMCO Operating Partnership will pay all of the costs of the offer and not your partnership.


     Below is an itemized statement of the estimated expenses incurred and to be incurred in the offer by the AIMCO Operating Partnership:


Information Agent Fees......................................  $ 5,000
Accountant's Fees...........................................    5,000
Legal Fees..................................................   10,000
Printing Fees...............................................   10,000
Stanger's Fees..............................................    9,000
Other.......................................................   11,000
                                                              -------
          Total.............................................  $50,000
                                                              =======



     If funds are borrowed to consummate the offer, we intend to use our amended and restated credit agreement with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. The credit agreement provides a revolving credit facility of up to $100 million, including a swing line of up to $30 million. The AIMCO Operating Partnership is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at the election of the Company, plus an applicable margin. The AIMCO Operating Partnership elects which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and positive 1.25% in the case of base rate loans, depending upon a ratio of the AIMCO Operating Partnership's consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to the AIMCO Operating Partnership under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require the AIMCO Operating Partnership to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.6 to 1.0 through December 31, 1998, 1.7 to
1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits the AIMCO Operating Partnership from distributing more than 80% of its Funds From Operations (as defined) to holders of OP Units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.



     We may obtain funds pursuant to a credit agreement entered into by our subsidiary, Insignia Properties, L.P. ("IPLP"), with Lehman Commercial Paper, Inc., as syndication agent, First Union National Bank, as administrative agent and the lenders from time to time parties thereto. Pursuant to the credit agreement, the lenders have made available to IPLP a revolving credit facility of up to $50,000,000 at any one time outstanding which matures in a single installment on December 30, 2000. Loans may be borrowed by IPLP at a rate based upon the adjusted LIBOR Rate (as defined in the credit agreement) or the Base Rate (as defined in the credit agreement). IPLP is obligated to pay a commitment fee at a rate of 0.25% per annum on the undrawn portion of the line of credit. The credit agreement includes customary covenants and restrictions on IPLP's ability to, among other things, incur debt or contingent obligations, grant liens, sell assets, make distributions or make investments. In addition, the credit agreement contains certain financial covenants. The AIMCO Operating Partnership intends to repay any funds borrowed out of working capital in the ordinary course of business.

         6175

                                 LEGAL MATTERS


     Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion to the effect that the Common OP Units and the Preferred OP Units offered by this Prospectus Supplement will be validly issued, fully paid and nonassessable. Skadden, Arps, Slate, Meagher & Flom LLP will deliver an opinion as to the status of AIMCO as a REIT and with regard to the discussion of the tax consequences described in this Prospectus Supplement and the attached Prospectus. Skadden, Arps, Slate, Meagher & Flom LLP has previously performed certain legal services on behalf of AIMCO and the AIMCO Operating Partnership and their affiliates.



     The two opinions of Skadden, Arps, Slate, Meagher & Flom LLP are not attached to this Prospectus Supplement. However, upon receipt of a written request by a unitholder or representative so designated in writing, a copy of such opinions will be sent by the Information Agent.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited the financial statements of Yorktown Towers Associates at December 31, 1997 and 1996, and for the years then ended, as set forth in their report. We've included the financial statements of Yorktown Towers Associates in the prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         6176

                           YORKTOWN TOWERS ASSOCIATES

                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Condensed Balance Sheet as of September 30, 1998
  (Unaudited)...............................................  F-2
Condensed Statements of Operations for the nine months ended
  September 30, 1998 and 1997
  (Unaudited)...............................................  F-3
Condensed Statements of Cash Flows for the nine months ended
  September 30, 1998 and 1997 (Unaudited)...................  F-4
Note to Condensed Financial Statements (unaudited)..........  F-5
Independent Auditors' Report................................  F-6
Balance Sheet as of December 31, 1997.......................  F-7
Statement of Operations for the year ended December 31,
  1997......................................................  F-8
Statement of Changes in Partners' Deficit for the year ended
  December 31, 1997.........................................  F-9
Statement of Cash Flows for the year ended December 31,
  1997......................................................  F-10
Notes to Financial Statements...............................  F-11
Independent Auditors' Report................................  F-15
Balance Sheet as of December 31, 1996.......................  F-16
Statement of Operations for the year ended December 31,
  1996......................................................  F-17
Statement of Changes in Partners' Deficit for the year ended
  December 31, 1996.........................................  F-18
Statement of Cash Flows for the year ended December 31,
  1996......................................................  F-19
Notes to Financial Statements...............................  F-20

         6177


                           YORKTOWN TOWERS ASSOCIATES



                      CONDENSED BALANCE SHEET -- UNAUDITED


                               SEPTEMBER 30, 1998



                                         ASSETS
Cash and cash equivalents...................................                 $ 1,434,292
Receivables and deposits....................................                      64,586
Restricted escrows..........................................                     172,016
Other assets................................................                     396,132
Investment property:
  Land......................................................  $ 1,475,040
  Building and related personal property....................   16,255,574
                                                              -----------
                                                               17,730,614
  Less: Accumulated depreciation............................   (8,995,521)     8,735,093
                                                              -----------    -----------
          Total assets......................................                 $10,802,119
                                                                             ===========
                           LIABILITIES AND PARTNERS' DEFICIT
Accounts payable............................................                 $    30,268
Other accrued liabilities...................................                     144,156
Property taxes payable......................................                     345,741
Tenant security deposits....................................                      52,701
Notes payable...............................................                  12,320,589
          Partners' deficit.................................                  (2,091,336)
                                                                             -----------
          Total liabilities and partners' deficit...........                 $10,802,119
                                                                             ===========



                             See accompanying note.

         6178


                           YORKTOWN TOWERS ASSOCIATES



                 CONDENSED STATEMENT OF OPERATIONS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
Revenues:
  Rental income.............................................  $2,728,628    $2,397,303
  Other income..............................................     214,187       190,182
                                                              ----------    ----------
          Total revenues....................................   2,942,815     2,587,485
Expenses:
  Operating expenses........................................   1,011,135     1,114,998
  General and administrative expenses.......................      61,502        66,550
  Depreciation expense......................................     429,000       429,000
  Interest expense..........................................     912,829       919,273
  Property tax expense......................................     339,146       343,253
                                                              ----------    ----------
          Total expenses....................................   2,753,612     2,873,074
          Net income (loss).................................  $  189,203    $ (285,589)
                                                              ==========    ==========



                             See accompanying note.

         6179


                           YORKTOWN TOWERS ASSOCIATES



                CONDENSED STATEMENTS OF CASH FLOWS -- UNAUDITED



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------    ---------
Operating Activities:
  Net income (loss).........................................  $  189,203    $(285,589)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................     429,000      429,000
     Changes in accounts:
       Receivables and deposits and other assets............     139,743       68,220
       Accounts payable and accrued expenses................    (155,134)    (197,919)
                                                              ----------    ---------
          Net cash provided by operating activities.........     602,812       13,712
Investing activities:
  Property improvements and replacements....................    (130,093)    (101,506)
  Net (increase)/decrease in restricted escrows.............      (6,016)     295,428
                                                              ----------    ---------
  Net cash provided by (used in) investing activities.......    (136,109)     193,922
Financing activities:
  Payments on mortgage......................................     (72,411)     (66,442)
  Partners' Distributions...................................    (365,000)          --
                                                              ----------    ---------
  Net cash used in financing activities.....................    (437,411)     (66,442)
                                                              ----------    ---------
  Net increase in cash and cash equivalents.................      29,292      141,192
  Cash and cash equivalents at beginning of year............   1,405,000      626,000
                                                              ----------    ---------
  Cash and cash equivalents at end of period................  $1,434,292    $ 767,192
                                                              ==========    =========



                             See accompanying note.

         6180

                           YORKTOWN TOWERS ASSOCIATES


                     NOTE TO CONDENSED FINANCIAL STATEMENTS


             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997


NOTE A -- BASIS OF PRESENTATION


     The accompanying unaudited financial statements of Yorktown Towers Associates as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and all such adjustments are of a recurring nature.


     The financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1997. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

         6181

                         REPORT OF INDEPENDENT AUDITORS

To the Partners of
Yorktown Towers Associates (a Limited Partnership)

     We have audited the accompanying balance sheet of Yorktown Towers Associates, as of December 31, 1997, and the related statement of operations, changes in partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yorktown Towers Associates at December 31, 1997, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

March 13, 1998
Greenville, South Carolina

         6182

                           YORKTOWN TOWERS ASSOCIATES

                                 BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                     ASSETS

Cash and cash equivalents...................................            $ 1,405
Receivables and deposits....................................                274
Restricted escrows..........................................                166
Other assets................................................                326
Investment property (Note B):
  Land......................................................  $ 1,475
  Buildings and related personal property...................   16,126
                                                              -------
                                                               17,601
  Less accumulated depreciation.............................   (8,567)    9,034
                                                              -------   -------
                                                                        $11,205
                                                                        =======
                       LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................            $     5
  Tenant security deposit liabilities.......................                 73
  Other liabilities.........................................                650
  Mortgage note payable (Note B)............................             12,393
Partners' deficit:
  General partner...........................................                (48)
  Limited partners (103 units issued and outstanding).......             (1,868)
                                                                        -------
                                                                         (1,916)
                                                                        -------
                                                                        $11,205
                                                                        =======

                            See accompanying notes.

         6183

                           YORKTOWN TOWERS ASSOCIATES

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

Revenues:
  Rental income.............................................             $3,500
  Other income..............................................                264
  Gain on disposal of property..............................                  5
                                                                         ------
          Total revenues....................................              3,769
Expenses:
  Operating (Note C)........................................  $1,642
  General and administrative (Note C).......................      92
  Depreciation..............................................     572
  Interest..................................................   1,302
  Property taxes............................................     433      4,041
                                                              ------     ------
          Net loss..........................................             $ (272)
                                                                         ======

                            See accompanying notes.

         6184

                           YORKTOWN TOWERS ASSOCIATES

                   STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                 (IN THOUSANDS)

                                                              GENERAL   LIMITED
                                                              PARTNER   PARTNERS    TOTAL
                                                              -------   --------   -------
Partners' deficit at December 31, 1996......................   $(45)    $(1,599)   $(1,644)
  Net loss for the year ended December 31, 1997.............     (3)       (269)      (272)
                                                               ----     -------    -------
Partners' deficit at December 31, 1997......................   $(48)    $(1,868)   $(1,916)
                                                               ====     =======    =======

                            See accompanying notes.

         6185

                           YORKTOWN TOWERS ASSOCIATES

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

Cash flows from operating activities
  Net loss..................................................  $ (272)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................     572
     Amortization of loan costs.............................      77
     Gain on disposal of property...........................      (5)
     Changes in accounts:
       Receivables and deposits.............................     460
       Other assets.........................................     (21)
       Accounts payable.....................................     (59)
       Tenant security deposit liabilities..................     (59)
       Other liabilities....................................      29
                                                              ------
          Net cash provided by operating activities.........     722
Cash flows from investing activities
  Property improvements and replacements....................    (161)
  Proceeds from sale of property............................      14
  Net withdrawals from restricted escrows...................     294
                                                              ------
  Net cash provided by investing activities.................     147
Cash flows from financing activities
  Principal payments on mortgage note payable...............     (90)
                                                              ------
  Increase in cash and cash equivalents.....................     779
  Cash and cash equivalents at December 31, 1996............     626
                                                              ------
  Cash and cash equivalents at December 31, 1997............  $1,405
                                                              ======
Supplemental disclosure of cash flow information
  Cash paid during the year for interest....................  $1,225
                                                              ======

                            See accompanying notes.

         6186

                           YORKTOWN TOWERS ASSOCIATES

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Yorktown Towers Associates (the "Partnership") is an Illinois limited partnership organized in November 1981 to acquire and operate a residential property located in Lombard, Illinois.

     The General Partner ("General Partner") is MAERIL, Inc., an affiliate of Insignia Financial Group, Inc.

  Allocation of Profits, Gains, Losses and Cash Distributions

     Pursuant to the terms of the Partnership Agreement, losses will be allocated 99% to the Limited Partners and 1% to the General Partner. Profits will be allocated in accordance with distributions of cash flow (as described below). Profits from the sale, exchange or other distribution of the Partnership's property will be allocated to the General Partner in an amount equal to the greater of 1% of such profits or the amount of cash distributable to the General Partner from any such sale or refinancing (as described below). Losses from the sale, exchange or other distribution of the Partnership property will be allocated 1% to the General Partner. The remaining sale, exchange or other distribution profits and losses will be allocated to the Limited Partners.

     Distributions of cash flow of the Partnership will be allocated first to the Limited Partners in an amount ranging from 5% to 14% per annum on a non-cumulative basis of their aggregate capital contributions, and the balance 66 2/3% to the Limited Partners and 33 1/3% to the General Partner. Distributions of proceeds arising from the sale or refinancing of the Partnership property will be allocated 66 2/3% to the Limited Partners and 33 1/3% to the General Partner. However, all such distributions to the General Partner are subordinated to the Limited Partners' receipt of their capital, plus the stipulated return thereon.

  Loan Costs

     Loan costs of $538,000 incurred with the financing of the mortgage note payable are included in "Other assets" and are being amortized on a straight-line basis over the life of the loan. Accumulated amortization at December 31, 1997 is $248,000.

  Income Taxes

     The financial statements include only those assets and liabilities and revenues and expenses which relate to the business of the Partnership. No provision has been made for Federal income taxes since such taxes are the personal responsibility of the partners.

  Depreciation

     Depreciation is computed utilizing the straight-line method over an estimated useful life of 10 to 40 years for buildings and improvements and 5 years for furniture and fixtures.

  Cash and Cash Equivalents

     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

         6187
                           YORKTOWN TOWERS ASSOCIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Tenant Security Deposits

     The Partnership requires security deposits from all lessees for the duration of the lease and such deposits are included in "Receivables and deposits". Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit.

  Leases

     The Partnership generally leases apartment units for twelve-month terms or less.

  Restricted Escrows

     1) Capital Improvement Reserves

     At the time of the refinancing of the mortgage note payable, $365,000 of the proceeds were designated for "capital improvement escrows" for certain capital improvements. During 1997, the balance in this escrow was withdrawn to fund capital improvements at the property.

     2) Replacement Reserve Account

     In addition to the Capital Improvement Reserves, replacement reserves of $147,000 were established with the refinancing proceeds. These funds were established to cover necessary repairs and replacements of existing improvements, debt service, out-of-pocket expenses incurred for ordinary and necessary administrative tasks, and payment of real property taxes and insurance premiums. At December 31, 1997, the balance was $166,000.

  Investment Property

     The investment property is stated at cost. The Partnership records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Advertising Costs

     Advertising costs ($54,000 in 1997) are charged to expense as they are incurred and are included in operating expenses.

NOTE B -- MORTGAGE NOTE PAYABLE (DOLLAR AMOUNTS IN THOUSANDS)

     The Principal terms of the mortgage note payable are as follows:

Mortgage note payable to Lexington Mortgage Company, secured by a deed of trust on the Yorktown Towers Apartments. This note bears interest at a rate of 9.84% per annum. Monthly
  installments of principal and interest of $110 are due
  through October 2001......................................   $12,393
                                                               =======

         6188
                           YORKTOWN TOWERS ASSOCIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The mortgage note payable is non-recourse to the Partnership and is secured by pledge of the investment property and by pledge of revenues from the property. The note may be repaid prior to maturity, including a prepayment penalty of a minimum of 1% of the outstanding balance.

     Scheduled principal payments of the mortgage note payable subsequent to December 31, 1997, are as follows:

1998......................................................   $    99
1999......................................................       109
2000......................................................       121
2001......................................................    12,064
                                                             -------
                                                             $12,393
                                                             =======

NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership has no employees and is dependent on the General Partner and its affiliates for the management and administration of all Partnership activities. The partnership agreement provides for payments to affiliates of the General Partner for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

     The following payments were paid to the affiliates of the General Partner in 1997 (in thousands):

Property management fees....................................   $144
Reimbursement for investor services, asset management and
  partnership accounting....................................     61

NOTE D -- INVESTMENT PROPERTY AND ACCUMULATED DEPRECIATION

                          INITIAL COST TO PARTNERSHIP
                                 (IN THOUSANDS)

                                                                        BUILDINGS
                                                                       AND RELATED    COST CAPITALIZED
                                                                        PERSONAL       SUBSEQUENT TO
               DESCRIPTION                   ENCUMBRANCES     LAND      PROPERTY        ACQUISITION
               -----------                   ------------    ------    -----------    ----------------
Yorktown Towers...........................     $12,393       $1,475      $11,684           $4,442
                                               =======       ======      =======           ======

                         GROSS AMOUNT AT WHICH CARRIED
                                 (IN THOUSANDS)

                                      BUILDINGS
                                     AND RELATED
                                      PERSONAL                 ACCUMULATED       DATE       DEPRECIABLE
      DESCRIPTION           LAND      PROPERTY       TOTAL     DEPRECIATION    ACQUIRED    LIFE -- YEARS
      -----------          ------    -----------    -------    ------------    --------    -------------
Yorktown Towers.........   $1,475      $16,126      $17,601       $8,567        11/81          5-40
                           ======      =======      =======       ======

         6189
                           YORKTOWN TOWERS ASSOCIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Reconciliation of "Investment Property and Accumulated Depreciation" (in thousands):

INVESTMENT PROPERTY
Balance at beginning of year................................    $17,463
Property disposals..........................................        (19)
Property improvements.......................................        157
                                                                -------
          Balance at end of year............................    $17,601
                                                                =======
ACCUMULATED DEPRECIATION
Balance at beginning of year................................    $ 8,009
Property disposals..........................................        (14)
Additions charged to expense................................        572
                                                                -------
          Balance at end of year............................    $ 8,567
                                                                =======

     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1997 is $17,601,000. The accumulated depreciation taken for Federal income tax purposes at December 31, 1997 is $15,327,000.

NOTE E -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT

     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         6190

                         REPORT OF INDEPENDENT AUDITORS

To the Partners of
Yorktown Towers Associates (a Limited Partnership)

     We have audited the accompanying balance sheet of Yorktown Towers Associates, as of December 31, 1996, and the related statement of operations, changes in partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yorktown Towers Associates as of December 31, 1996, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                            /s/ ERNST & YOUNG LLP

March 4, 1997
Greenville, South Carolina

         6191

                           YORKTOWN TOWERS ASSOCIATES

                                 BALANCE SHEET
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                     ASSETS


Cash and cash equivalents:
  Unrestricted..............................................             $    626
  Restricted -- tenant security deposits....................                  134
Accounts receivable.........................................                   12
Escrow for taxes............................................                  588
Restricted escrows..........................................                  460
Other assets................................................                  382
Investment property (Note B and D):
  Land......................................................  $ 1,475
  Buildings and related personal property...................   15,988
                                                              -------
                                                               17,463
  Less accumulated depreciation.............................   (8,009)      9,454
                                                              -------    --------
                                                                         $ 11,656
                                                                         ========

                        LIABILITIES AND PARTNERS' DEFICIT
Liabilities:
  Accounts payable..........................................             $     64
  Tenant security deposits..................................                  132
  Other liabilities.........................................                  621
  Mortgage note payable (Note B)............................               12,483
Partners' deficit:
  General partners..........................................                  (45)
  Limited partners (103 units issued and outstanding).......               (1,599)
                                                                         --------
                                                                           (1,644)
                                                                         --------
                                                                         $ 11,656
                                                                         ========


                            See accompanying notes.

         6192

                           YORKTOWN TOWERS ASSOCIATES

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

Revenues:
  Rental income.............................................   $3,587
  Other income..............................................      308
                                                               ------
          Total revenues....................................    3,895
Expenses:
  Operating.................................................    1,229
  General and administrative................................       71
  Maintenance...............................................      362
  Depreciation..............................................      587
  Interest..................................................    1,316
  Property taxes............................................      405
                                                               ------
          Total expenses....................................    3,970
                                                               ------
          Net loss..........................................   $  (75)
                                                               ======

                            See accompanying notes.

         6193

                           YORKTOWN TOWERS ASSOCIATES

                   STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                 (IN THOUSANDS)

                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   -------
Partners' deficit at December 31, 1995......................    $(44)    $(1,525)   $(1,569)
  Net loss for the year ended December 31, 1996.............      (1)        (74)       (75)
                                                                ----     -------    -------
Partners' deficit at December 31, 1996......................    $(45)    $(1,599)   $(1,644)
                                                                ====     =======    =======

                            See accompanying notes.

         6194

                           YORKTOWN TOWERS ASSOCIATES

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

Cash flows from operating activities
  Net loss..................................................   $  (75)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................      587
     Amortization of loan costs.............................       77
     Changes in accounts:
       Accounts receivable..................................       (5)
       Escrow for taxes.....................................     (240)
       Other assets.........................................       (2)
       Accounts payable.....................................      (31)
       Tenant security deposit liabilities..................      (11)
       Other liabilities....................................       15
                                                               ------
          Net cash provided by operating activities.........      315
Cash flows from investing activities
  Property improvements and replacements....................     (222)
  Deposits to restricted escrows............................      (25)
  Withdrawals from restricted escrows.......................       97
                                                               ------
          Net cash used in investing activities.............     (150)
Cash flows from financing activities
  Principal payments on mortgage note payable...............      (81)
                                                               ------
  Increase in cash..........................................       84
  Unrestricted cash at December 31, 1995....................      542
                                                               ------
  Unrestricted cash December 31, 1996.......................   $  626
                                                               ======
Supplemental disclosure of cash flow information
  Cash paid for interest....................................   $1,233
                                                               ======

                            See accompanying notes.

         6195

                           YORKTOWN TOWERS ASSOCIATES

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Yorktown Towers Associates ("Partnership") is an Illinois limited partnership organized in November 1981 to acquire and operate a residential property located in Lombard, Illinois.

     VMS Realty Investment Ltd. and VMS Realty, Inc., the Partnership's former general partners, withdrew from the Partnership and transferred their partnership interests to MAERIL, Inc., (the "General Partner") an affiliate of Insignia Financial Group, Inc., effective February 23, 1995.

  Allocation of Profits, Gains, Losses and Cash Distributions

     Pursuant to the terms of the Partnership Agreement, losses will be allocated 99% to the Limited Partners and 1% to the General Partners. Profits will be allocated in accordance with distributions of cash flow (as described below). Profits from the sale, exchange or other distribution of the Partnership's property will be allocated to the General Partners in an amount equal to the greater of 1% of such profits or the amount of cash distributable to the General Partners from any such sale or refinancing (as described below). Losses from the sale, exchange or other distribution of the Partnership property will be allocated 1% to the General Partners. The remaining sale, exchange or other distribution profits and losses will be allocated to the Limited Partners.

     Distributions of cash flow of the Partnership will be allocated first to the Limited Partners in an amount ranging from 5% to 14% per annum on a non-cumulative basis of their aggregate capital contributions, and the balance 66 2/3% to the Limited Partners and 33 1/3% to the General Partners. Distributions of proceeds arising from the sale or refinancing of the Partnership property will be allocated 66 2/3% to the Limited Partners and 33 1/3% to the General Partners. However, all such distributions to the General Partners are subordinated to the Limited Partners' receipt of their capital, plus the stipulated return thereon.

  Escrow for Taxes

     All escrow funds are currently held by the Partnership and are designated for the payment of real estate taxes.

  Loan Costs

     Loan costs of $538,000 incurred with the financing of the mortgage note payable are included in "Other assets" and are being amortized on a straight-line basis over the life of the loan. Accumulated amortization at December 31, 1996 is $171,000.

  Income Taxes

     The financial statements include only those assets and liabilities and revenues and expenses which relate to the business of the Partnership. No provision has been made for Federal income taxes since such taxes are the personal responsibility of the partners.

  Depreciation

     Depreciation is computed utilizing the straight-line method over an estimated useful life of 10 to 40 years for buildings and improvements and 5 years for furniture and fixtures.

         6196
                           YORKTOWN TOWERS ASSOCIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Cash and Cash Equivalents -- Unrestricted Cash

     The Partnership considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

  Restricted Cash -- Tenant Security Deposits

     The Partnership requires security deposits from all lessees for the duration of the lease and considers the deposits to be restricted cash. Deposits are refunded when the tenant vacates the apartment if there has been no damage to the unit.

  Leases

     The Partnership generally leases apartment units for twelve-month terms or less.

  Restricted Escrows

     1) Capital Improvement Reserves

     At the time of the refinancing of the mortgage note payable, $365,000 of the proceeds were designated for "capital improvement escrows" for certain capital improvements. At December 31, 1996 the balance in the escrow was $301,000, which includes interest earned on these funds. Upon completion of the scheduled property improvements, any excess will be returned to the property for operations.

     2) Replacement Reserve Account

     In addition to the Capital Improvement Reserves, replacement reserves of $147,000 were established with the refinancing proceeds. These funds were established to cover necessary repairs and replacements of existing improvements, debt service, out-of-pocket expenses incurred for ordinary and necessary administrative tasks, and payment of real property taxes and insurance premiums. At December 31, 1996, the balance was $159,000.

  Investment Property

     The Partnership accounts for its investment property in accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Advertising Costs

     Advertising costs ($66,000 in 1996) are charged to expense as they are incurred and are included in operating expenses.

         6197
                           YORKTOWN TOWERS ASSOCIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- MORTGAGE NOTE PAYABLE (DOLLAR AMOUNTS IN THOUSANDS)

     The principal terms of the mortgage note payable are as follows:

Mortgage note payable to Lexington Mortgage Company, secured by a deed of trust on the Yorktown Towers Apartments. This note bears interest at a rate of 9.84% per annum. Monthly
  installments of principal and interest of $110 are due
  through October 2001......................................    $12,483
                                                                =======

     The mortgage note payable is non-recourse to the Partnership and is secured by pledge of the investment property and by pledge of revenues from the property. The note may be repaid prior to maturity, including a prepayment penalty of a minimum of 1% of the outstanding balance. It may not be repaid prior to October 15, 1997.

     Scheduled principal payments of the mortgage note payable for the five years subsequent to December 31, 1996, are as follows:

1997......................................................   $    90
1998......................................................        99
1999......................................................       109
2000......................................................       121
2001......................................................    12,064
                                                             -------
                                                             $12,483
                                                             =======

NOTE C -- TRANSACTIONS WITH AFFILIATED PARTIES

     The Partnership has no employees and is dependent on the General Partner and its affiliates for the management and administration of all Partnership activities. The partnership agreement provides for payments to affiliates of the General Partner for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

     The following payments were paid to the affiliates of the General Partners in 1996 (in thousands):

Property management fees....................................   $92
Reimbursement for investor services, asset management and
  partnership accounting....................................    62


NOTE D -- FIXED ASSETS AND ACCUMULATED DEPRECIATION



                          INITIAL COST TO PARTNERSHIP


                                 (IN THOUSANDS)



                                                                         BUILDINGS         COST
                                                                        AND RELATED     CAPITALIZED
                                                                         PERSONAL      SUBSEQUENT TO
                DESCRIPTION                   ENCUMBRANCES     LAND      PROPERTY       ACQUISITION
                -----------                   ------------    ------    -----------    -------------
Yorktown Towers.............................    $12,483       $1,475      $11,684         $4,304
                                                =======       ======      =======         ======

         6198
                           YORKTOWN TOWERS ASSOCIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


                         GROSS AMOUNT AT WHICH CARRIED


                                 (IN THOUSANDS)



                                        BUILDINGS
                                       AND RELATED
                                        PERSONAL                 ACCUMULATED       DATE      DEPRECIABLE
        DESCRIPTION           LAND      PROPERTY       TOTAL     DEPRECIATION    ACQUIRED    LIFE-YEARS
        -----------          ------    -----------    -------    ------------    --------    -----------
Yorktown Towers............  $1,475      $15,988      $17,463       $8,009        11/81         5-40
                             ======      =======      =======       ======



     Reconciliation of "Fixed Assets and Accumulated Depreciation" (in thousands):



FIXED ASSETS
Balance at beginning of year................................    $17,241
Property improvements.......................................        222
                                                                -------
Balance at end of year......................................    $17,463
                                                                =======
ACCUMULATED DEPRECIATION
Balance at beginning of year................................    $ 7,422
Additions charged to expense................................        587
                                                                -------
Balance at end of year......................................    $ 8,009
                                                                =======



     The aggregate cost of the investment property for Federal income tax purposes at December 31, 1996 is $17,463. The accumulated depreciation taken for Federal income tax purposes at December 31, 1996 is $15,135.



NOTE E -- EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT


     On March 17, 1998, Insignia Financial Group, Inc., an affiliate of the corporate general partner of the Partnership, entered into an agreement to merge its national residential property management operations and its controlling interest in Insignia Properties Trust, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The merger was completed effective October 1, 1998, and accordingly, as of that date AIMCO acquired the corporate general partner and the company that manages the Partnership.

         6199


           PRO FORMA FINANCIAL INFORMATION OF AIMCO PROPERTIES, L.P.

                   AS OF SEPTEMBER 30, 1998 AND FOR THE YEAR
                        ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

INTRODUCTION


     On October 1, 1998, Apartment Investment and Management Company ("AIMCO") completed its merger with Insignia Financial Group ("IFG") ("the IFG Merger"). In the IFG Merger, IFG's common stock was converted into 8,423,751 shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("Class E Preferred Stock") whose issue date market value approximately equaled $292 million. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Class E Preferred Stock will be entitled to a special dividend of approximately $50 million in the aggregate. When that special dividend is paid in full, the Class E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO assumed approximately $411 million in indebtedness and other liabilities of IFG and its subsidiaries and subsidiaries of AIMCO, assumed approximately $149.5 million of convertible securities and purchased approximately $5 million of IFG stock prior to the Merger. AIMCO and Insignia Properties Trust ("IPT") have completed a merger in which IPT has merged into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). In the IPT Merger, shares of IPT common stock not held by AIMCO were converted into 4,826,745 shares of AIMCO Class A Common Stock whose market value approximately equaled $152 million. AIMCO assumed approximately $68 million in indebtedness. In connection with the IFG Merger and the IPT Merger, AIMCO incurred approximately $55 million in transaction costs for a combined transactional value of approximately $1,183 million. AIMCO contributed substantially all the assets and liabilities of Insignia acquired in the Insignia Merger to AIMCO Properties, L.P. (together with its subsidiaries and other controlled entities, the "Partnership") (and together with entities in which that Partnership has a controlling financial interest, the "Company") in exchange for 8,423,751 Class E Preferred Units. The Class E Preferred Units have terms substantially the same as the Class E Preferred Stock. In addition, AIMCO contributed substantially all the assets and liabilities of IPT acquired in the IPT Merger to the Partnership in exchange for 4,826,745 limited partnership units in the Partnership ("OP Units"). In connection with the IFG Merger, the Partnership assumed property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units. Insignia Properties Trust ("IPT"), which prior to the IFG Merger was a subsidiary of IFG, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.


     Immediately following the IFG Merger, in order to satisfy certain requirements of the Internal Revenue Code of 1986 (the "Code") applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "IFG Reorganization") of the assets and operations of IFG whereby IFG's operations are being conducted through corporations (the "Unconsolidated Subsidiaries") in which the Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     In May and September of 1997, AIMCO directly or indirectly through a subsidiary, acquired (the "NHP Stock Purchase") an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP. On December 8, 1997, AIMCO acquired the remaining shares of NHP Common Stock in a merger transaction accounted for as a purchase (the "NHP Merger"). As a result of the NHP Merger, AIMCO issued 6,759,148 shares of AIMCO Common Stock, valued at $180.8 million, and paid $86.5 million in cash. The total cost of the purchase of NHP was $349.5 million. Substantially all assets and liabilities of NHP were contributed by AIMCO to the Partnership.

     In June 1997, the Company purchased a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP

         6200

Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"). The Company paid aggregate consideration of $54.8 million in cash and warrants that entitle the holders to purchase 399,999 shares of AIMCO Common Stock at an exercise price of $36.00 per share. The Company engaged in a reorganization (the "NHP Real Estate Reorganization") of its interests in the NHP Real Estate Companies, which resulted in certain of the assets of the NHP Real Estate Companies being owned by a limited partnership (the "Unconsolidated Partnership") in which the Partnership holds 99% limited partner interest and certain directors and officers of AIMCO directly or indirectly, hold a 1% general partner interest.

     Immediately following the NHP Merger, in order to satisfy certain requirements of the Code applicable to AIMCO's status as a REIT, AIMCO engaged in a reorganization (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through Unconsolidated Subsidiaries in which the AIMCO Operating Partnership holds non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO hold, directly or indirectly, all of the voting common stock, representing a 5% economic interest. As a result of the controlling ownership interest in the Unconsolidated Subsidiaries held by others, the Partnership accounts for its interest in the Unconsolidated Subsidiaries on the equity method.

     On May 8, 1998, AIMCO completed a merger with Ambassador Apartments, Inc. ("Ambassador"), pursuant to which Ambassador was merged into AIMCO (the "Ambassador Merger"). Each outstanding share of stock ("Ambassador Common Stock") of Ambassador, other than those shares held by AIMCO or Ambassador, were converted into 0.553 (the "Conversion Ratio") shares of AIMCO Common Stock. Any outstanding options to purchase Ambassador Common Stock were converted, at the election of the option holder, into cash or options to purchase AIMCO Common Stock at such options' then current exercise price divided by the Conversion Ratio. In accordance with the Agreement and Plan of Merger, dated December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Ambassador Merger Agreement"), the outstanding shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador, (the "Ambassador Preferred Stock") were redeemed and converted into Ambassador Common Stock prior to the Ambassador Merger. Following the consummation of the Ambassador Merger, a subsidiary of the Partnership was merged with and into the Ambassador Operating Partnership (the "Ambassador OP Merger"). Each outstanding unit of limited partnership interest in the Ambassador Operating Partnership was converted into the right to receive
0.553 OP Units, and as a result, the Ambassador Operating Partnership became a 99.9% owned subsidiary partnership of the Partnership.

     Also during 1997, the Partnership (i) (a) acquired 44 properties for aggregate purchase consideration of $467.4 million, of which $56 million was paid in the form of 1.9 million OP Units (b) paid $34.2 million in cash and issued OP Units valued at $7.3 million in connection with the acquisition of partnership interests through tender offers in certain partnerships ((a) and (b) together are the "1997 Property Acquisitions") and (c) paid $19.9 million to acquire 886,600 shares of Ambassador Common Stock (together with the 1997 Property Acquisitions, the "1997 Acquisitions"); (ii) sold (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of AIMCO Class B Cumulative Convertible Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of AIMCO Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million; of which all proceeds were contributed by AIMCO to the Partnership in exchange for 16,367,000 OP Units, 750,000 Class B Preferred Units, and 2,400,000 Class C Preferred Units (collectively, the "1997 Stock Offerings"); and (iii) sold five real estate properties (the "1997 Dispositions").

     Also during 1998, AIMCO (i) (a) sold 4,200,000 shares of its Class D Cumulative Preferred Stock for net proceeds of $101.5 million (the "Class D Preferred Stock Offering"); (b) sold 4,050,000 shares of its Class G Cumulative Preferred Stock for net proceeds of $98.0 million (the "Class G Preferred Stock Offering"); (c) sold 2,000,000 shares of its Class H Cumulative Preferred Stock for net proceeds of $48.1 million (the "Class H Preferred Stock Offering"); and
(d) sold 1,000,000 shares of its Class J Cumulative Convertible Preferred Stock in a private placement for $100.0 million (the "Class J Preferred
         6201

Stock Offering"); of which all proceeds were contributed by AIMCO to the Partnership in exchange for 4,050,000 Class G Preferred Units, 2,000,000 Class H Preferred Units and 1,000,000 shares of Class J Preferred Units (collectively, the "1998 Stock Offerings"); (ii) purchased 29 properties for aggregate purchase consideration of $312.7 million, of which $52.2 million was paid in the form of OP Units (the "1998 Acquisitions"); (iii) sold two real estate properties (the "1998 Dispositions"); (iv) contracted to purchase two properties for aggregate purchase consideration of $62.1 million, of which $26.4 million will be paid in the form of OP units (the "Probable Purchases") and (v) sold 1,400,000 Class B Preferred Partnership Units of a subsidiary and warrants to purchase 875,000 shares of AIMCO Class A Common Stock for $35.0 million (the "Preferred Partnership Unit Offering").


PRO FORMA FINANCIAL INFORMATION OF THE PARTNERSHIP (INSIGNIA MERGER)



     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) the purchase of nine properties for an aggregate purchase price of $62.5 million; (ii) the Class J Preferred Stock Offering; (iii) the Probable Purchases; (iv) the IFG Merger; (v) the IPT Merger; (vi) the IFG Reorganization; and (vii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions;
(iv) the NHP Real Estate Acquisition; (v) the NHP Real Estate Reorganization;
(vi) the NHP Stock Purchase; (vii) the NHP Merger; (viii) the NHP Reorganization; (ix) the 1998 Stock Offerings; (x) the 1998 Acquisitions; (xi) the Probable Purchases; (xii) the 1998 Dispositions; (xiii) the Ambassador Merger; (xiv) the IFG Merger; (xv) the merger between IPT and Angeles Mortgage Investment Trust ("AMIT") ("the AMIT Merger"); (xvi) the IPT Merger; (xvii) the IFG Reorganization; and (xviii) the Preferred Partnership Unit offering.



     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) and Pro Forma Consolidated Statement of Cash Flows (Insignia Merger) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; (v) the Ambassador Merger; (vi) the IFG Merger; (vii) the AMIT Merger; (viii) the IPT Merger; (ix) the IFG Reorganization; and (x) the Preferred Partnership Unit offering.



     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the following historical financial statements: (i) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (ii) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; (iii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iv) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (v) the audited Consolidated Financial Statements of IFG for the year ended December 31, 1997; (vi) the audited Consolidated Financial Statements of AMIT for the year ended December 31, 1997;
(vii) the unaudited Consolidated Financial Statements of IFG for the nine months ended September 30, 1998; (viii) the unaudited Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998; (ix) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (x) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (xi) the unaudited Financial Statements of NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (xii) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (xiii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (xiv) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (xv) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997;
(xvi) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997;
(xvii) the unaudited Statement of

         6202

Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xviii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xix) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership, A Limited Partnership for the nine months ended September 30, 1997;
(xx) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997; (xxi) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the year ended December 31, 1997,
(xxii) the audited Combined Historical Summary or Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the year ended December 31, 1997; (xxiii) the audited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the year ended December 31, 1997; (xxiv) the audited Historical Summary of Gross Income and Direct Operating Expenses of the Calhoun Beach Club Apartments for the year ended December 31, 1997; (xxv) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities I for the nine months ended September 30, 1998; (xxvi) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Cirque Apartment Communities for the three months ended March 31, 1998; (xxvii) the unaudited Combined Historical Summary of Gross Income and Direct Operating Expenses of the Realty Investment Apartment Communities II for the nine months ended September 30, 1998; and (xxviii) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Calhoun Beach Club Apartments for the nine months ended September 30, 1998. The following Pro Forma Financial Information should be read in conjunction with such financial statements and the notes thereto incorporated by reference herein.


     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the 1997 Acquisitions, the 1998 Acquisitions, and the Probable Purchases are adjusted to estimated fair market value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information may differ from the amounts ultimately determined.



     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.

         6203

                             AIMCO PROPERTIES, L.P.


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                        IN THOUSANDS, EXCEPT SHARE DATA

                                            COMPLETED
                                           TRANSACTIONS                        IFG           AIMCO BEFORE           IFG
                                           AND PROBABLE        IFG            MERGER              IFG          REORGANIZATION
                           HISTORICAL(A)   PURCHASES(B)   HISTORICAL(C)   ADJUSTMENTS(D)   REORGANIZATION(E)   ADJUSTMENTS(F)
                           -------------   ------------   -------------   --------------   -----------------   --------------
Real estate..............   $2,355,122       $202,332       $ 44,488        $  23,880(G)      $2,625,822          $     --
Property held for sale...       42,212             --             --               --             42,212                --
Investments in
  securities.............           --             --             --          443,513(G)
                                                                             (443,513)(H)             --                --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........      127,082             --             --               --            127,082            59,195(I)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....      246,847             --        232,892          444,570(G)         924,309                --
Mortgage notes
  receivable.............           --             --         20,916               --             20,916
Cash and cash
  equivalents............       43,681          6,107         73,064               --            122,852           (17,897)(J)
Restricted cash..........       83,187             --          2,691               --             85,878            (1,352)(J)
Accounts receivable......       11,545             --         54,060          (32,234)(G)         33,371            (5,471)(J)
Deferred financing
  costs..................       21,835             --          7,020           (7,020)(G)         21,835                --
Goodwill.................      120,503             --         19,503          111,018(G)         251,024                --
Property management
  contracts..............           --             --         86,419           31,147(G)         117,566           (79,195)(I)
Other assets.............       69,935             --         20,128           (4,533)(G)         85,530            (2,860)(J)
                            ----------       --------       --------        ---------         ----------          --------
        Total Assets.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========
Secured notes payable....   $  774,676       $122,568       $ 29,002        $      --         $  926,246          $     --
Secured tax-exempt bond
  financing..............      399,925             --             --               --            399,925                --
Secured short-term
  financing..............       50,000        (50,000)       332,691         (300,000)(G)         32,691                --
Unsecured short-term
  financing..............       50,800        (50,800)            --          300,000(G)         300,000                --
Accounts payable, accrued
  and other
  liabilities............      131,799             --         33,241           50,000(G)
                                                                               53,333(G)
                                                                                4,935(G)
                                                                                2,525(G)         275,833           (27,580)(J)
Deferred tax liability...           --             --         18,802            1,198(G)          20,000           (20,000)(I)
Security deposits and
  prepaid rents..........       13,171             --          3,533           (3,533)            13,171                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,420,371         21,768        417,269          108,458          1,967,866           (47,580)
Minority interest........       42,086         37,345        108,485         (108,485)(G)         79,431                --
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................           --             --        144,282            5,218            149,500                --
Redeemable Partnership
  Units..................      232,405         45,176             --               --            277,581                --
Partners' capital and
  shareholders' equity
  Common stock...........           --             --            320             (320)(G)             --                --
  Additional paid-in
    capital..............           --             --        (86,959)          86,959(G)              --                --
  Distributions in excess
    of earnings..........           --             --        (22,216)          22,216(G)              --                --
  General and Special
    Limited Partner......    1,039,525          4,150             --          443,513(H)
                                                                                9,269(G)       1,496,457                --
  Preferred Units........      387,562        100,000             --               --            487,562                --
                            ----------       --------       --------        ---------         ----------          --------
                             1,427,087        104,150       (108,855)         561,637          1,984,019                --
                            ----------       --------       --------        ---------         ----------          --------
        Total Liabilities
          and Equity.....   $3,121,949       $208,439       $561,181        $ 566,828         $4,458,397          $(47,580)
                            ==========       ========       ========        =========         ==========          ========


                           PRO FORMA
                           ----------
Real estate..............  $2,625,822
Property held for sale...      42,212
Investments in
  securities.............
                                   --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries...........     186,277(K)
Investments in and notes
  receivable from
  unconsolidated real
  estate partnerships....     924,309
Mortgage notes
  receivable.............      20,916
Cash and cash
  equivalents............     104,955
Restricted cash..........      84,526
Accounts receivable......      27,900
Deferred financing
  costs..................      21,835
Goodwill.................     251,024
Property management
  contracts..............      38,371
Other assets.............      82,670
                           ----------
        Total Assets.....  $4,410,817
                           ==========
Secured notes payable....  $  926,246
Secured tax-exempt bond
  financing..............     399,925
Secured short-term
  financing..............      32,691
Unsecured short-term
  financing..............     300,000
Accounts payable, accrued
  and other
  liabilities............
                              248,253
Deferred tax liability...          --
Security deposits and
  prepaid rents..........      13,171
                           ----------
                            1,920,286
Minority interest........      79,431
Company-obligated
  mandatorily redeemable
  convertible securities
  of a subsidiary
  trust..................     149,500
Redeemable Partnership
  Units..................     277,581
Partners' capital and
  shareholders' equity
  Common stock...........          --
  Additional paid-in
    capital..............          --
  Distributions in excess
    of earnings..........          --
  General and Special
    Limited Partner......
                            1,496,457
  Preferred Units........     487,562
                           ----------
                            1,984,019
                           ----------
        Total Liabilities
          and Equity.....  $4,410,817
                           ==========

         6204

---------------

(A) Represents the unaudited historical consolidated financial position of the Partnership as of September 30, 1998.

(B) Represents adjustments to reflect the purchase of ten properties for an aggregate purchase price of $140.2 million; the Class J Preferred Stock Offering; the Probable Purchases; and the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical consolidated financial position of IFG as of September 30, 1998.

(D)  Represents the following adjustments occurring as a result of the IFG
     Merger: (i) the issuance of 8,423,751 shares of AIMCO Common Stock, based on consideration to holders of IFG common stock outstanding as of the date of the IFG Merger; (ii) the issuance of 4,826,745 shares of AIMCO Class A Common Stock to holders of IPT common stock (other than AIMCO); (iii) the payment of a special dividend of $50,000; (iv) the assumption of $149,500 of the convertible debentures of IFG; (v) the allocation of the combined purchase price of IFG and IPT based on the preliminary estimates of relative fair market value of the assets and liabilities of IFG and IPT; and (vi) the contribution by AIMCO of substantially all the assets and liabilities of Insignia and IPT to the Partnership in exchange for OP Units.

(E) Represents the effects of AIMCO's acquisition of IFG immediately after the IFG Merger. These amounts do not give effect to the IFG Reorganization, which includes the transfers of certain assets and liabilities of IFG to the combined Unconsolidated Subsidiaries. The IFG Reorganization occurred immediately after the IFG Merger so that AIMCO could maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the IFG Merger and related transactions.

(F) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party property management operations. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) In connection with the IFG Merger and the IPT Merger, AIMCO became obligated to issue a total of 13,250,496 shares of AIMCO Common Stock

     The total purchase price of IFG and IPT is $1,128,009, as follows:

   Issuance of 8,423,751 shares of AIMCO Common Stock in the
     IFG Merger, at $34.658 per share..........................   $  291,949
   Issuance of 4,826,745 shares of AIMCO Common Stock in the
     IPT Merger, at $31.50 per share...........................      151,564
   Assumption of Convertible Debentures........................      149,500
   Assumption of liabilities as indicated in the Merger
     Agreement.................................................      397,459
   Transaction costs...........................................       53,333
   Generation of deferred tax liability........................       20,000
   Special dividend............................................       50,000
   Purchase of IFG Common Stock prior to merger................        4,935
   Consideration for options...................................        9,269
                                                                  ----------
             Total.............................................   $1,128,009
                                                                  ==========

         6205

     The purchase price was allocated to the various assets of IFG acquired in the IFG Merger, as follows:

   Purchase price..............................................   $1,128,009
   Historical basis of IFG's assets acquired...................     (561,181)
                                                                  ----------
     Step-up to record the fair value of IFG's assets
        acquired...............................................   $  566,828
                                                                  ==========

     This step-up was applied to IFG's assets as follows:

   Real estate.................................................   $ 23,880
   Investment in real estate partnerships......................    444,570
   Decrease in accounts receivable.............................    (32,234)
   Decrease in deferred loan costs.............................     (7,020)
   Management contracts........................................     31,147
   Increase in goodwill........................................    111,018
   Reduction in value of other assets..........................     (4,533)
                                                                  --------
             Total.............................................   $566,828
                                                                  ========

     The fair value of IFG's assets, primarily the real estate and management contracts, was calculated based on estimated future cash flows of the underlying assets.

     As of September 30, 1998, IFG's stockholder's equity was $(108,855), which is detailed as follows:

   Common stock................................................   $     320
   Additional paid-in capital..................................     (86,959)
   Distributions in excess of earnings.........................     (22,216)
                                                                  ---------
             Total.............................................   $(108,855)
                                                                  =========

     Upon completion of the IFG Merger, the entire amount of the stockholder's equity was eliminated.

     In addition, the minority interest in other partnerships of IFG of $108,485 will be eliminated upon the IPT Merger.

     At the time of the IFG Merger, AIMCO obtained unsecured short-term financing of $300 million. The proceeds were used to repay secured short-term financing of IFG that AIMCO assumed.

(H) Represents the issuance of a total of 13,250,496 OP Units to AIMCO and the concurrent issuance of 13,250,496 shares of AIMCO Common Stock to IFG and IPT stockholders, in exchange for all the shares of IFG and IPT common stock.

     In accordance with the IFG Merger Agreement, AIMCO became obligated to issue 8,423,751 shares of Class E Preferred Stock, approximately equal to $292 million. Each share of Class E Preferred Stock will automatically convert to one share of AIMCO Common Stock upon the payment of the special dividend thereon. As such, for the purpose of preparing the pro forma financial statements, AIMCO's management believes that the Class E Preferred Stock is substantially the same as AIMCO Common Stock, and that the fair value of the Class E Preferred Stock approximates the fair value of the AIMCO Common Stock. Upon the payment of the special dividend on the Class E Preferred Stock and the conversion of the Class E Preferred Stock to AIMCO Common Stock, the former IFG stockholders will own approximately 15.0% of the AIMCO Common Stock and the IPT stockholders will own approximately 7.3% of AIMCO Common Stock. The special dividend on the Class E Preferred Stock is intended to represent a distribution in an amount at least equal to the earnings and profits of IFG at the time of the IFG Merger, to which AIMCO succeeds.

     Concurrent with the issuance of Class E Preferred Stock, the Partnership will issue comparable Class E Preferred Units to AIMCO. The Class E Preferred Units will have terms substantially the same as the Class E Preferred Stock.

(I) Represents the increase in the Partnership's investment in Unconsolidated Subsidiaries to reflect the contribution or sale of property management contracts, including the related deferred tax liability, in exchange for preferred stock and a note payable from the Unconsolidated Subsidiaries. These assets and

         6206

     liabilities are valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(J) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries,

(K) Represents notes receivable from the Unconsolidated Subsidiaries of $95,000, advances to the Unconsolidated Subsidiaries of $42,792, and equity in the Unconsolidated Subsidiaries of $48,485. The combined pro forma balance sheet of the Unconsolidated Subsidiaries as of September 30, 1998 is presented below, which reflects the effects of the IFG Merger, the IPT Merger, and the IFG Reorganization as if such transactions had occurred as of September 30, 1998.

         6207

                          UNCONSOLIDATED SUBSIDIARIES


             PRO FORMA CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)

                            AS OF SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             IFG
                                                         HISTORICAL   REORGANIZATION(I)    PRO FORMA
                                                         ----------   -----------------    ---------
ASSETS
Real estate............................................   $ 22,376        $     --         $ 22,376
Cash and cash equivalents..............................     16,919          17,897(ii)       34,816
Restricted cash........................................      5,507           1,352(ii)        6,859
Management contracts...................................     47,846          79,195(iii)     127,041
Accounts receivable....................................     13,109           5,471(ii)       18,580
Deferred financing costs...............................      3,117              --            3,117
Goodwill...............................................     43,544              --           43,544
Other assets...........................................     51,498           2,860(ii)       54,358
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable..................................   $114,302        $ 45,000(iii)    $159,302
Accounts payable, accrued and other liabilities........     56,773          27,580(ii)       84,353
Security deposits and deferred income..................        334              --(ii)          334
Deferred tax liability.................................         --          20,000(iii)      20,000
                                                          --------        --------         --------
                                                           171,409          92,580          263,989
Common stock...........................................      2,061             747(iv)        2,808
Preferred stock........................................     34,290          14,195(iii)      48,485
Retained earnings......................................     (3,844)             --           (3,844)
Notes receivable on common stock purchases.............         --            (747)(iv)        (747)
                                                          --------        --------         --------
                                                            32,507          14,195           46,702
                                                          --------        --------         --------
                                                          $203,916        $106,775         $310,691
                                                          ========        ========         ========

---------------

(i) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the transfer of assets valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG. The Partnership received non-voting preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(ii) Represents certain assets and liabilities of IFG, primarily related to the management operations of IFG, contributed or sold by the Partnership to the Unconsolidated Subsidiaries, valued at the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the transfer or sale of management contracts, the establishment of an intercompany note, and the establishment of the related estimated net deferred Federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of IFG, and the historical tax basis.

(iv) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

         6208

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     COMPLETED
                                                    TRANSACTIONS
                                                        AND                                            AMBASSADOR
                                                      PROBABLE           NHP          AMBASSADOR     PURCHASE PRICE     IFG AS
                                    HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                    -------------   ------------   ---------------   -------------   --------------   -----------
Rental and other property
  revenues........................    $193,006        $120,337(I)
                                                        11,012(J)      $ 6,660         $ 93,329         $    --        $  6,912
Property operating expenses.......     (76,168)        (59,466)(I)
                                                        (4,860)(J)      (2,941)         (36,088)             --          (3,307)
Owned property management
  expense.........................      (6,620)         (4,327)(I)
                                                          (602)(J)        (282)              --              --              --
Depreciation......................     (37,741)        (26,645)(I)
                                                        (2,172)(J)      (1,414)         (18,979)         (5,997)(O)        (966)
                                      --------        --------         -------         --------         -------        --------
Income from property operations...      72,477          33,277           2,023           38,262          (5,997)          2,639
                                      --------        --------         -------         --------         -------        --------
Management fees and other
  income..........................      13,937              --           7,813               --              --          94,330
Management and other expenses.....      (9,910)             --          (5,394)              --              --         (57,615)
Corporate overhead allocation.....        (588)             --              --               --              --              --
Amortization......................      (1,401)             --          (5,800)              --              --         (16,768)
                                      --------        --------         -------         --------         -------        --------
Income from service company
  business........................       2,038              --          (3,381)              --              --          19,947
Minority interest in service
  company business................         (10)             --              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
AIMCO's share of income from
  service company business........       2,028              --          (3,381)              --              --          19,947
                                      --------        --------         -------         --------         -------        --------
General and administrative
  expenses........................      (5,396)             --          (1,025)          (7,392)          7,392(P)      (21,199)
Interest expense..................     (51,385)         (3,451)(K)
                                                        (2,497)(L)      (5,462)         (26,987)           (221)(Q)      (9,035)
Interest income...................       8,676              --           1,900               --              --          10,967
Minority interest.................       1,008             458(M)           16             (851)            705(R)      (12,871)
Equity in losses of unconsolidated
  partnerships....................      (1,798)           (122)(N)      (8,542)             405              --          12,515
Equity in earnings of
  unconsolidated subsidiaries.....       4,636              --           5,790               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income (loss) from operations.....      30,246          27,665          (8,681)           3,437           1,879           2,963
Income tax provision..............          --              --              --               --              --           1,701
Gain on dispositions of
  property........................       2,720          (2,720)             --               --              --              80
                                      --------        --------         -------         --------         -------        --------
Income (loss) before extraordinary
  item............................      32,966          24,945          (8,681)           3,437           1,879           4,744
Extraordinary item -- early
  extinguishment of debt..........        (269)            269              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Net income........................      32,697          25,214          (8,681)           3,437           1,879           4,744
Income attributable to preferred
  unitholders.....................       2,315          39,859              --               --              --              --
                                      --------        --------         -------         --------         -------        --------
Income attributable to common
  unitholders.....................    $ 30,382        $(14,645)        $(8,681)        $  3,437         $ 1,879        $  4,744
                                      ========        ========         =======         ========         =======        ========
Basic earnings per OP unit........    $   1.09
                                      ========
Diluted earnings per OP unit......    $   1.08
                                      ========
Weighted average OP units
  outstanding.....................      27,732
                                      ========
Weighted average OP units and
  equivalents outstanding.........      28,113
                                      ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)    PRO FORMA
                                    --------------   --------------    ---------
Rental and other property
  revenues........................
                                       $     --         $     --       $ 431,256
Property operating expenses.......
                                             --               --        (182,830)
Owned property management
  expense.........................
                                             --               --         (11,831)
Depreciation......................
                                         (2,350)(S)           --         (96,264)
                                       --------         --------       ---------
Income from property operations...       (2,350)              --         140,331
                                       --------         --------       ---------
Management fees and other
  income..........................           --          (74,404)(X)      41,676
Management and other expenses.....           --           49,236(X)      (23,683)
Corporate overhead allocation.....           --               --            (588)
Amortization......................      (32,699)(T)       30,188(Y)      (26,480)
                                       --------         --------       ---------
Income from service company
  business........................      (32,699)           5,020          (9,075)
Minority interest in service
  company business................           --               --             (10)
                                       --------         --------       ---------
AIMCO's share of income from
  service company business........      (32,699)           5,020          (9,085)
                                       --------         --------       ---------
General and administrative
  expenses........................           --            6,249(X)      (21,371)
Interest expense..................
                                        (14,750)              --        (113,788)
Interest income...................           --              191(Z)       21,734(BB)
Minority interest.................        1,552(U)            --          (9,983)
Equity in losses of unconsolidated
  partnerships....................      (29,995)(V)           --         (27,537)
Equity in earnings of
  unconsolidated subsidiaries.....           --           (4,578)(AA)      5,848(DD)
                                       --------         --------       ---------
Income (loss) from operations.....      (78,242)           6,882         (13,851)
Income tax provision..............       (1,701)(W)           --              --
Gain on dispositions of
  property........................          (80)              --              --
                                       --------         --------       ---------
Income (loss) before extraordinary
  item............................      (80,023)           6,882         (13,851)
Extraordinary item -- early
  extinguishment of debt..........           --               --              --
                                       --------         --------       ---------
Net income........................      (80,023)           6,882         (13,851)
Income attributable to preferred
  unitholders.....................           --               --          42,174(CC)
                                       --------         --------       ---------
Income attributable to common
  unitholders.....................     $(80,023)        $  6,882       $ (56,025)(BB)
                                       ========         ========       =========
Basic earnings per OP unit........                                     $   (0.83)(BB)
                                                                       =========
Diluted earnings per OP unit......                                     $   (0.83)(BB)
                                                                       =========
Weighted average OP units
  outstanding.....................                                        67,522
                                                                       =========
Weighted average OP units and
  equivalents outstanding.........                                        68,366
                                                                       =========

         6209

---------------

(A) Represents the Partnership's audited consolidated results of operations for the year ended December 31, 1997.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997: (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings; (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings;
       (v) the 1998 Acquisitions; (vi) the Probable Purchases; (vii) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed, as follows:

                                    NHP
                                REAL ESTATE          NHP               NHP                 NHP               NHP
                                PURCHASE(i)     HISTORICAL(ii)   ADJUSTMENTS(iii)   REORGANIZATION(iv)   TRANSACTIONS
                                -----------     --------------   ----------------   ------------------   ------------
   Rental and other property
     revenues.................    $ 6,660(v)       $ 16,842          $    --             $(16,842)(xvii)   $ 6,660
   Property operating
     expenses.................     (2,941)(v)        (8,411)              --                8,411 (xvii)    (2,941)
   Owned property management
     expense..................       (282)(v)          (862)              --                  862 (xvii)      (282)
   Depreciation...............     (1,414)(vi)       (2,527)            (693)(xi)           3,220 (xvii)    (1,414)
                                  -------          --------          -------             --------          -------
   Income from property
     operations...............      2,023             5,042             (693)              (4,349)           2,023
                                  -------          --------          -------             --------          -------
   Management fees and other
     income...................      1,405(vii)       72,176               --              (65,768)(xviii)     7,813
   Management and other
     expenses.................     (2,263)(viii)    (35,267)             --                32,136 (xviii)   (5,394)
   Amortization...............         --            (9,111)          (4,432)(xii)          7,743 (xix)     (5,800)
                                  -------          --------          -------             --------          -------
   Income from service company
     business.................       (858)           27,798           (4,432)             (25,889)          (3,381)
                                  -------          --------          -------             --------          -------
   General and administrative
     expenses.................         --           (16,266)           8,668 (xiii)         6,573 (xviii)   (1,025)
   Interest expense...........     (5,082)(ix)      (10,685)              --               10,305 (xx)      (5,462)
   Interest income............        540(v)          1,963               --                 (603)(xxi)      1,900
   Minority interest..........         16(v)             --               --                   --               16
   Equity in losses of
     unconsolidated
     partnerships.............     (3,905)(x)            --           (4,631)(xiv)             (6)          (8,542)
   Equity in earnings of
     unconsolidated
     subsidiaries.............         --                --           (4,636)(xv)          10,426 (xxii)     5,790
                                  -------          --------          -------             --------          -------
   Income (loss) from
     operations...............     (7,266)            7,852           (5,724)              (3,543)          (8,681)
   Income tax provision.......         --            (3,502)           3,502 (xvi)             --               --
                                  -------          --------          -------             --------          -------
   Net income (loss)..........    $(7,266)         $  4,350          $(2,222)            $ (3,543)         $(8,681)
                                  =======          ========          =======             ========          =======

---------------

        (i) Represents the adjustment to record activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. The historical financial statements of the NHP Real Estate Companies consolidate certain real estate partnerships in which they have an interest that will be presented on the equity method by the Partnership as a result of the NHP Real Estate Reorganization. In addition, represents adjustments to record additional depreciation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.

        (ii)Represents the unaudited consolidated results of operations of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).

         6210

        (iii)
            Represents the following adjustments occurring as a result of the NHP Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate; (iii) the incremental amortization of the purchase price adjustment related to the management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships based on the purchase price adjustment related to real estate and an estimated average life of 20 years.

        (iv)Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership: (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related revenues and expenses primarily related to the management operations and other businesses owned by NHP and (ii) the historical results of operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.

        (v) Represents adjustments to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997.

        (vi)Represents incremental depreciation related to the consolidated real estate assets purchased from the NHP Real Estate Companies. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (vii)
            Represents the adjustment to record the revenues from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997.

        (viii)
            Represents $4,878 related to the adjustment to record the expenses from ancillary businesses purchased from the NHP Real Estate Companies as if the acquisition had occurred on January 1, 1997, less $2,615 related to a reduction in personnel costs pursuant to a restructuring plan, approved by the Company's senior management, assuming that the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and the date of completion.

        (ix)Represents adjustments in the amount of $3,391 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as the increase in interest expense in the amount of $1,691 related to borrowings on the Partnership's credit facilities of $55,807 to finance the NHP Real Estate Acquisition.

        (x) Represents adjustments in the amount of $2,432 to reflect the acquisition of the NHP Real Estate Companies and the corresponding historical results of operations as if they had occurred on January 1, 1997, as well as amortization of $1,473 related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xi)Represents incremental depreciation related to the real estate assets purchased from NHP. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

        (xii)
            Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management and other business operated by the Unconsolidated

         6211

            Subsidiaries, based on the Partnership's new basis as adjusted by the allocation of the combined purchase price of NHP including amortization of management contracts of $3,782, depreciation of furniture, fixtures and equipment of $2,018 and amortization of goodwill of $7,743, less NHP's historical depreciation and amortization of $9,111. Management contracts are amortized using the straight-line method over the weighted average life of the contracts estimated to be approximately 15 years. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated life of 3 years. Goodwill is amortized using the straight-line method over 20 years.

        (xiii)
            Represents a reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan, approved by the Company's senior management, specifically identifying all significant actions to be taken to complete the restructuring plan, assuming that the NHP Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997.

        (xiv)
            Represents adjustment for amortization of the increased basis in investments in real estate partnerships, as a result of the allocation of the combined purchase price of NHP and the NHP Real Estate Companies, based on an estimated average life of 20 years.

        (xv)Represents the reversal of equity in earnings in NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP, as a result of the Partnership's acquisition of 100% of the NHP Common Stock.

        (xvi)
            Represents the reversal of NHP's income tax provision due to the restructuring of the management business to the Unconsolidated Subsidiaries.

        (xvii)
            Represents the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership pursuant to the NHP Reorganization.

        (xviii)
            Represents the historical income and expenses associated with certain assets and liabilities of NHP that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xix)
            Represents the amortization and depreciation of certain management contracts and other assets of NHP, based on the Partnership's new basis resulting from the allocation of the purchase price of NHP, that will be contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations and other businesses owned by NHP.

        (xx)Represents interest expense of $6,020 related to the contribution of NHP's 12 real estate properties containing 2,905 apartment units to the Unconsolidated Partnership and interest expense of $4,285 related to the certain assets and liabilities that will be contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxi)
            Represents the interest income of $5,000 earned on notes payable of $50,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $4,750 reflected in the equity in earnings of the Unconsolidated Subsidiaries operating results, offset by $853 in interest income primarily related to the management operations and other businesses owned by NHP contributed or sold to the Unconsolidated Subsidiaries pursuant to the NHP Reorganization.

        (xxii)
            Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

(D) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of operations to conform to the Partnership's Statement of Operations presentation. The Ambassador historical statement of operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of

         6212

       interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of Holdings as if these transactions had occurred on January 1, 1997. These adjustments are detailed, as follows:

                                           IFG           AMIT        HOLDINGS          IFG
                                      HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                      -------------   ----------   -------------   -----------
   Rental and other property
     revenues.......................    $   6,646      $   266       $      --      $  6,912
   Property operating expenses......       (3,251)         (56)             --        (3,307)
   Depreciation.....................         (966)          --              --          (966)
                                        ---------      -------       ---------      --------
   Income from property
     operations.....................        2,429          210              --         2,639
                                        ---------      -------       ---------      --------
   Management fees and other
     income.........................      389,626           --        (295,296)       94,330
   Management and other expenses....     (315,653)          --         258,038       (57,615)
   Amortization.....................      (31,709)        (303)         15,244       (16,768)
                                        ---------      -------       ---------      --------
   Income from service company
     business.......................       42,264         (303)        (22,014)       19,947
                                        ---------      -------       ---------      --------
   General and administrative
     expenses.......................      (20,435)      (1,351)            587       (21,199)
   Interest expense.................       (9,353)          --             318        (9,035)
   Interest income..................        4,571        6,853            (457)       10,967
   Minority interest................      (12,448)        (382)            (41)      (12,871)
   Equity in income (losses) of
     unconsolidated partnership.....       10,027        2,639            (151)       12,515
                                        ---------      -------       ---------      --------
   Income (loss) from operations....       17,055        7,666         (21,758)        2,963
   Income tax provision.............       (6,822)        (180)          8,703         1,701
   Gain on sale of property.........           --           80              --            80
                                        ---------      -------       ---------      --------
   Net income (loss)................       10,233        7,566         (13,055)        4,744
                                        =========      =======       =========      ========

---------------

        (i) Represents the audited consolidated results of operations of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
            Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger;
       (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

         6213

(I) Represents adjustments to reflect the 1997 Property Acquisitions and the 1998 Acquisitions, less the 1997 Dispositions and the 1998 Dispositions as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                          1997 PROPERTY       1997           1998           1998
                          ACQUISITIONS    DISPOSITIONS   ACQUISITIONS   DISPOSITIONS    TOTAL
                          -------------   ------------   ------------   ------------   --------
   Rental and other
     property
     revenues...........    $ 88,589        $(4,081)       $ 39,132       $(3,303)     $120,337
   Property operating
     expense............     (44,109)         1,944         (18,655)        1,354       (59,466)
   Owned property
     management
     expense............      (3,233)           133          (1,349)          122        (4,327)
   Depreciation.........     (16,839)           452         (10,946)          688       (26,645)

(J) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1997. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(K)    Represents adjustments to interest expense for the following:

   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1997
     Property Acquisitions.....................................   $(29,490)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1997 Dispositions and
     the 1997 Stock Offerings..................................     19,568
   Repayments on the Partnership's credit facilities with
     proceeds from a dividend received from one of the
     Unconsolidated Subsidiaries...............................      1,889
   Borrowings on the Partnership's credit facilities and other loans and mortgages assumed in connection with the 1998
     Acquisitions..............................................    (15,994)
   Repayments on the Partnership's credit facilities and other indebtedness with proceeds from the 1998 Dispositions and
     the 1998 Stock Offerings..................................     20,113
   Repayments on AIMCO's credit facilities and other
     indebtedness with proceeds from the Preferred Partnership
     Unit Offering.............................................        463
                                                                  --------
                                                                  $ (3,451)
                                                                  ========

(L) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the Probable Purchases.

(M) Represents (i) loss of $181 related to limited partners in consolidated partnerships acquired in connection with the 1997 Property Acquisitions and the 1998 Property Acquisitions and (ii) income of $502 allocable to the Partnership Preferred Units.

(N) Represents the reduction in the Partnership's earnings in unconsolidated partnerships as a result of the consolidation of additional partnerships resulting from additional ownership acquired through tender offers.

(O) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

         6214

(P) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

   Duplication of public company expenses......................   $  724
   Reduction in salaries and benefits..........................    4,197
   Merger related costs........................................      524
   Other.......................................................    1,947
                                                                  ------
                                                                  $7,392
                                                                  ======

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(Q) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $3,833 related to borrowings under the Partnership's credit facilities.

(R) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(S) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(T) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $38,885, amortization of goodwill of $6,526, and depreciation of furniture, fixtures, and equipment of $3,753, less IFG's historical depreciation and amortization of $16,465. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(U) Represents elimination of minority interest of IPT resulting from the IPT merger.

(V) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(W)    Represents the reversal of IFG's income tax provision.

(X) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(Y) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Z) Represents interest income of $3,825 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries by the Partnership, net of the elimination of the Partnership's share of the related interest expense of $3,634 reflected on the equity in earnings of the Unconsolidated Subsidiaries.

(AA) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         6215

(BB) The following table presents the net impact to pro forma net loss applicable to holders of OP Units and net loss per OP Units assuming the interest rate per annum increases by 0.25%:

   Increase in interest expense................................   $    938
                                                                  ========
   Net income..................................................   $(14,789)
                                                                  ========
   Net loss attributable to OP unitholders.....................   $(56,963)
                                                                  ========
   Basic loss per OP unit......................................   $  (0.84)
                                                                  ========
   Diluted loss per OP unit....................................   $  (0.84)
                                                                  ========

(CC) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these Preferred Units had been issued as of January 1, 1997.

(DD) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(2,536), plus the elimination of intercompany interest expense of $8,384. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Ambassador Merger, the NHP Merger, the NHP Reorganization, the IFG Merger, and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         6216

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                          REORGANIZATION              IFG
                                          HISTORICAL(I)   ADJUSTMENTS(II)     REORGANIZATION(III)     PRO FORMA
                                          -------------   ---------------     -------------------     ---------
Rental and other property revenues......    $  6,194         $  6,371(iv)          $     --           $ 12,565
Property operating expenses.............      (3,355)          (3,531)(iv)               --             (6,886)
Owned property management expense.......        (147)            (478)(iv)               --               (625)
Depreciation expense....................      (1,038)            (767)(iv)               --             (1,805)
                                            --------         --------              --------           --------
Income from property operations.........       1,654            1,595                    --              3,249
                                            --------         --------              --------           --------
Management fees and other income........      23,776           41,992(v)             74,404(x)         140,172
Management and other expenses...........     (11,733)         (20,403)(v)           (49,236)(x)        (81,372)
Amortization............................      (3,726)          (4,017)(v)           (30,188)(xi)       (37,931)
                                            --------         --------              --------           --------
Income from service company.............       8,317           17,572                (5,020)            20,869
General and administrative expense......          --           (6,573)(v)            (6,249)(x)        (12,822)
Interest expense........................      (6,058)          (5,849)(vi)           (3,825)(xii)      (15,732)
Interest income.........................       1,001             (148)(v)                --                853
Minority interest.......................      (2,819)           2,198(viii)              --               (621)
Equity in losses of unconsolidated
  partnerships..........................      (1,028)           1,028(iv)                --                 --
Equity in earnings of Unconsolidated
  Subsidiaries..........................       2,943           (2,943)(vii)              --                 --
                                            --------         --------              --------           --------
Income (loss) from operations...........       4,010            6,880               (15,094)            (4,204)
Income tax provision....................      (1,902)          (3,013)(ix)            6,450(xiii)        1,535
                                            --------         --------              --------           --------
Net income (loss).......................    $  2,108         $  3,867              $ (8,644)          $ (2,669)
                                            ========         ========              ========           ========
Income attributable to preferred
  unitholders...........................    $  2,198         $  3,478              $ (8,212)          $ (2,536)
                                            ========         ========              ========           ========
Income (loss) attributable to common
  unitholders...........................    $    (90)        $    389              $   (432)          $   (133)
                                            ========         ========              ========           ========

---------------

(i) Represents the historical results of operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997.

(ii) Represents adjustments related to the NHP Reorganization, which includes the sale or contribution of 14 properties containing 2,725 apartment units from the unconsolidated partnerships to the Unconsolidated Subsidiaries, as well as the sale or contribution of 12 properties containing 2,905 apartment units from the Unconsolidated Subsidiaries to the Unconsolidated Partnership.

(iii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iv) Represents adjustments for the historical results of operations of the 14 real estate properties contributed or sold to the Unconsolidated Subsidiaries, offset by the historical results of operations of the 12 real estate properties contributed or sold to the Unconsolidated Partnership, with additional depreciation recorded related to the Partnership's new basis resulting from the allocation of purchase price of NHP and the NHP Real Estate Companies.

         6217

(v) Represents adjustments to reflect income and expenses associated with certain assets and liabilities of NHP contributed or sold to the Unconsolidated Subsidiaries.

(vi) Represents adjustments of $6,058 to reverse the historical interest expense of the Unconsolidated Subsidiaries, which resulted from its original purchase of NHP Common Stock, offset by $2,622 related to the contribution or sale of the 14 real estate properties, $4,285 related to assets and liabilities transferred from the Partnership to the Unconsolidated Subsidiaries and $5,000 related to a note payable to the Partnership.

(vii) Represents the reversal of the historical equity in earnings of NHP for the period in which NHP was not consolidated by the Unconsolidated Subsidiaries.

(viii)Represents the minority interest in the operations of the 14 real estate properties.

(ix) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill which is not deductible for tax purposes.

(x) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(xi) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(xii) Represents adjustment for interest expense related to a note payable to the Partnership.

(xiii)Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         6218

                             AIMCO PROPERTIES, L.P.


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  COMPLETED
                                                                 TRANSACTIONS                      AMBASSADOR
                                                                 AND PROBABLE     AMBASSADOR     PURCHASE PRICE      IFG AS
                                                 HISTORICAL(A)   PURCHASES(B)    HISTORICAL(C)   ADJUSTMENTS(D)    ADJUSTED(E)
                                                 -------------   ------------    -------------   --------------    -----------
Rental and other property revenues.............    $ 265,700       $ 19,603(H)     $                $               $
                                                                      8,398(I)       35,480              --            8,126
Property operating expenses....................     (101,600)        (9,009)(H)
                                                                     (3,745)(I)     (14,912)             --           (2,585)
Owned property management expense..............       (7,746)          (728)(H)
                                                                       (459)(I)          --              --               --
Depreciation...................................      (59,792)        (4,886)(H)
                                                                     (2,624)(I)      (7,270)         (1,420)(M)         (904)
                                                   ---------       --------        --------         -------         --------
Income from property operations................       96,562          6,550          13,298          (1,420)           4,637
                                                   ---------       --------        --------         -------         --------
Management fees and other income...............       13,968             --              --              --           71,155
Management and other expenses..................       (8,101)            --              --              --          (41,477)
Corporate overhead allocation..................         (196)            --              --              --               --
Amortization...................................           (3)            --              --              --          (13,986)
                                                   ---------       --------        --------         -------         --------
Income from service company business...........        5,668             --              --              --           15,692
                                                   ---------       --------        --------         -------         --------
General and administrative expenses............       (7,444)            --          (5,278)          5,278(N)       (61,386)
Interest expense...............................      (56,756)         1,975(J)
                                                                     (2,469)(K)     (10,079)            145(O)       (24,871)
Interest income................................       18,244             (1)             --              --           22,501
Minority interest..............................       (1,052)           160(L)         (252)            252(P)       (14,159)
Equity in losses of unconsolidated
  partnerships.................................       (5,078)            --             (71)             --           13,492
Equity in earnings of unconsolidated
  subsidiaries.................................        8,413             --              --              --               --
Amortization of goodwill.......................       (5,071)            --              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) from operations..................       53,486          6,215          (2,382)          4,255          (44,094)
Income tax provision...........................           --             --              --              --            1,180
Gain on dispositions of property...............        2,783         (2,783)             --              --            6,576
                                                   ---------       --------        --------         -------         --------
Net income.....................................       56,269          3,432          (2,382)          4,255          (36,338)
Income attributable to preferred unitholders...       16,320         16,094              --              --               --
                                                   ---------       --------        --------         -------         --------
Income (loss) attributable to common
  unitholders..................................    $  39,949       $(12,662)       $ (2,382)        $ 4,255         $(36,338)
                                                   =========       ========        ========         =======         ========
Basic earnings (loss) per OP Unit..............    $    0.80
                                                   =========
Diluted earnings (loss) per OP Unit............    $    0.79
                                                   =========
Weighted average OP Units outstanding..........       50,420
                                                   =========
Weighted average OP Unit and equivalents
  outstanding..................................       50,544
                                                   =========


                                                      IFG               IFG
                                                     MERGER        REORGANIZATION
                                                 ADJUSTMENTS(F)    ADJUSTMENTS(G)    PRO FORMA
                                                 --------------    --------------    ---------
Rental and other property revenues.............     $                 $              $
                                                          --                --         337,307
Property operating expenses....................
                                                          --                --        (131,851)
Owned property management expense..............
                                                          --                --          (8,933)
Depreciation...................................
                                                      (1,583)(Q)            --         (78,479)
                                                    --------          --------       ---------
Income from property operations................       (1,583)               --         118,044
                                                    --------          --------       ---------
Management fees and other income...............           --           (56,211)(W)      28,912
Management and other expenses..................           --            35,192(W)      (14,386)
Corporate overhead allocation..................           --                --            (196)
Amortization...................................      (23,895)(R)        22,641(X)      (15,243)
                                                    --------          --------       ---------
Income from service company business...........      (23,895)            1,622            (913)
                                                    --------          --------       ---------
General and administrative expenses............       45,823(S)         14,375(W)       (8,632)
Interest expense...............................
                                                       7,045                --         (85,010)(AA)
Interest income................................           --               143(Y)       40,887
Minority interest..............................        6,622(T)             --          (8,429)
Equity in losses of unconsolidated
  partnerships.................................      (18,577)(U)            --         (10,234)
Equity in earnings of unconsolidated
  subsidiaries.................................           --            (7,562)(Z)         851(CC)
Amortization of goodwill.......................           --                --          (5,071)
                                                    --------          --------       ---------
Income (loss) from operations..................       15,435             8,578          41,493
Income tax provision...........................       (1,180)(V)            --              --
Gain on dispositions of property...............       (6,576)               --              --
                                                    --------          --------       ---------
Net income.....................................        7,679             8,578          41,493
Income attributable to preferred unitholders...           --                --          32,414(BB)
                                                    --------          --------       ---------
Income (loss) attributable to common
  unitholders..................................     $  7,679          $  8,578       $   9,079(AA)
                                                    ========          ========       =========
Basic earnings (loss) per OP Unit..............                                      $    0.13(AA)
                                                                                     =========
Diluted earnings (loss) per OP Unit............                                      $    0.13(AA)
                                                                                     =========
Weighted average OP Units outstanding..........                                         68,554
                                                                                     =========
Weighted average OP Unit and equivalents
  outstanding..................................                                         69,218
                                                                                     =========

         6219

---------------

(A) Represents the Partnership's unaudited consolidated results of operations for the nine months ended September 30, 1998.

(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1998: (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions; (iii) the Probable Purchases; (iv) the 1998 Dispositions; and (v) the Preferred Partnership Unit Offering.

(C) Represents the unaudited historical statement of operations of Ambassador for the four months ended April 30, 1998. Certain reclassifications have been made to Ambassador's historical Statement of Operations to conform to the Partnership's Statement of Operations presentation.

(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.

(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger and the spin-off of the common stock of Holdings as if these transactions had occurred on January 1, 1998. These adjustments are detailed, as follows:

                                                                            HOLDINGS
                                                  IFG           AMIT          SPIN-           IFG
                                             HISTORICAL(I)   MERGER(II)     OFF(III)      AS ADJUSTED
                                             -------------   ----------   -------------   -----------
   Rental and other property revenues......    $   7,566       $  560       $      --      $  8,126
   Property operating expenses.............       (2,585)          --              --        (2,585)
   Depreciation............................         (904)          --              --          (904)
                                               ---------       ------       ---------      --------
   Income from property operations.........        4,077          560              --         4,637
                                               ---------       ------       ---------      --------
   Management fees and other income........      311,475           --        (240,320)       71,155
   Management and other expenses...........     (252,295)          --         210,818       (41,477)
   Amortization............................      (26,781)         (48)         12,843       (13,986)
                                               ---------       ------       ---------      --------
   Income from service company business....       32,399          (48)        (16,659)       15,692
                                               ---------       ------       ---------      --------
   General and administrative expenses.....      (66,272)        (675)          5,561       (61,386)
   Interest expense........................      (24,164)          --            (707)      (24,871)
   Interest income.........................       18,817        4,193            (509)       22,501
   Minority interest.......................      (14,159)          --              --       (14,159)
   Equity in losses of unconsolidated
     partnerships..........................       12,169                        1,323        13,492
                                               ---------       ------       ---------      --------
   Income (loss) from operations...........      (37,133)       4,030         (10,991)      (44,094)
   Income tax provision....................       (4,772)          --           5,952         1,180
   Gain on disposition of property.........        5,888          688              --         6,576
                                               ---------       ------       ---------      --------
   Item income (loss)......................    $ (36,017)      $4,718       $  (5,039)     $(36,338)
                                               =========       ======       =========      ========

       ----------------------

        (i)
          Represents the unaudited consolidated results of operations of IFG for the nine months ended September 30, 1998.

          Certain reclassifications have been made to IFG's historical statement of operations to conform to the Partnership's statement of operations presentation.

        (ii)
          Represents the historical statement of operations of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT Merger closed prior to the IFG Merger.

        (iii)
          Represents the distribution of two shares of Holdings common stock for each three shares of IFG common stock to holders of IFG common stock.

(F)    Represents the following adjustments occurring as a result of the IFG
       Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts

         6220

       resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.

(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(H) Represents adjustments to reflect the 1998 Acquisitions, less the 1998 Dispositions as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

       These adjustments are as follows:

                                                      1998           1998
                                                  ACQUISITIONS   DISPOSITIONS    TOTAL
                                                  ------------   ------------   -------
     Rental and other property revenues.........    $20,554         $(951)      $19,603
     Property operating expense.................     (9,385)          376        (9,009)
     Owned property management expense..........       (765)           37          (728)
     Depreciation...............................     (4,979)           93        (4,886)

(I) Represents adjustments to reflect the Probable Purchases as if they had occurred on January 1, 1998. These pro forma operating results are based on historical results of the properties, except for depreciation, which is based on the Partnership's investment in the properties.

(J)    Represents adjustments to interest expense for the following:

     Borrowings on the Partnership's credit facilities and
        other loans and mortgages assumed in connection with
        the 1998 Acquisitions..................................   $(8,698)
     Repayments on the Partnership's credit facilities and
        other indebtedness with proceeds from the 1998
        Dispositions and the 1998 Stock
        Offerings..............................................    10,326
     Repayments on AIMCO's credit facilities and other
        indebtedness with proceeds from the Preferred
        Partnership Unit Offering..............................       347
                                                                  -------
                                                                  $ 1,975
                                                                  =======

(K) Represents adjustments to interest expense related to the assumption of mortgage debt in connection with the probable purchases.

(L) Represents (i) loss of $537 related to limited partners in consolidated partnerships acquired in connection with the 1998 Acquisitions and (ii) income of $377 allocable to the Partnership Preferred Units.

(M) Represents incremental depreciation related to the real estate assets purchased in connection with the Ambassador Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(N) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Ambassador Merger, as follows:

     Duplication of public company expenses....................   $  355
     Reduction in salaries and benefits........................    2,482
     Merger related costs......................................    1,212
     Other.....................................................    1,229
                                                                  ------
                                                                  $5,278
                                                                  ======

         6221

       The reduction in salaries and benefits is pursuant to a restructuring plan, approved by the Company's senior management, assuming that the Ambassador Merger had occurred on January 1, 1998 and that the restructuring plan was completed on January 1, 1998. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(O) Represents the decrease in interest expense of $1,480 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Ambassador Merger, offset by an increase in interest expense of $1,335 related to borrowings under the Partnership's line of credit.

(P) Represents elimination of minority interest in Jupiter-I, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Ambassador Merger.

(Q) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the IFG Merger and IPT Merger, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(R) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG, including amortization of property management contracts of $30,096, amortization of goodwill of $4,895, and depreciation of furniture, fixtures, and equipment of $2,842, less IFG's historical depreciation and amortization of $13,938. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years.

(S) Represents the elimination of merger related expenses recorded by IFG during the nine months ended September 30, 1998. In connection with the IFG Merger, certain IFG executives will receive one-time lump-sum payments in connection with the termination of their employment and option agreements. The total of these lump sum payments is estimated to be approximately $50,000.

(T) Represents elimination of minority interest in IPT resulting from the IPT merger.

(U) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of IFG and IPT, based on an estimated average life of 20 years, and based on the Partnership's new basis resulting from the allocation of the purchase price of IFG and IPT.

(V)    Represents the reversal of IFG's income tax provision.

(W) Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(X) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(Y) Represents interest income of $2,861 earned on notes payable of $45,000 to the Partnership issued as consideration for certain assets and liabilities sold to the Unconsolidated Subsidiaries of the Partnership, net of the elimination of the Partnership's share of the related interest expense of $2,718 reflected in the equity in earnings of the Unconsolidated Subsidiaries.

(Z) Represents the Partnership's equity in earnings of the Unconsolidated Subsidiaries.

         6222

(AA) The following table presents the net impact to pro forma net income applicable to holders of shares of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

   Increase in interest........................................  $   702
                                                                 =======
   Net income..................................................  $40,791
                                                                 =======
   Net income attributable to OP Unitholders...................  $ 8,377
                                                                 =======
   Basic loss per OP Unit......................................  $  0.12
                                                                 =======
   Diluted loss per OP Unit....................................  $  0.12
                                                                 =======

(BB) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units the Class G Preferred Units, the Class H Preferred Units and the Class J Preferred Units as if these stock offerings had occurred as of January 1, 1997.

(CC) Represents the Partnership's equity in earnings in the Unconsolidated Subsidiaries of $(1,867) plus the elimination of intercompany interest of $2,718. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the nine months ended September 30, 1998 is presented below, which represents the effects of the Ambassador Merger, the IFG Merger and the IFG Reorganization as if these transactions had occurred as of January 1, 1997.

         6223

                          UNCONSOLIDATED SUBSIDIARIES


        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                              IFG
                                                       HISTORICAL(I)   REORGANIZATION(II)    PRO FORMA
                                                       -------------   ------------------    ---------
Rental and other property revenues...................    $  9,910           $     --         $  9,910
Property operating expense...........................      (5,139)                --           (5,139)
Owned property management expense....................        (345)                --             (345)
Depreciation expense.................................      (1,026)                --           (1,026)
                                                         --------           --------         --------
Income from property operations......................       3,400                 --            3,400
                                                         --------           --------         --------
Management fees and other income.....................      57,665             56,211(iii)     113,876
Management and other expenses........................     (36,221)           (35,192)(iii)    (71,413)
Amortization.........................................      (2,111)           (22,641)(iv)     (24,752)
                                                         --------           --------         --------
Income from service company..........................      19,333             (1,622)          17,711
General and administrative expense...................          --            (14,375)(iii)    (14,375)
Interest expense.....................................      (6,931)            (2,861)(v)       (9,792)
Interest income......................................         617                 --              617
Minority interest....................................        (526)                --             (526)
                                                         --------           --------         --------
Income (loss) from operations........................      15,893            (18,858)          (2,965)
Income tax provision.................................      (7,037)             8,037(vi)        1,000
                                                         --------           --------         --------
Net income (loss)....................................    $  8,856           $(10,821)        $ (1,965)
                                                         ========           ========         ========
Income (loss) attributable to preferred
  stockholders.......................................    $  8,413           $(10,280)        $ (1,867)
                                                         ========           ========         ========
Income (loss) attributable to common stockholders....    $    443           $   (541)        $    (98)
                                                         ========           ========         ========

---------------

(i) Represents the Unconsolidated Subsidiaries historical consolidated results of operations.

(ii) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the combined Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily related to the management operations owned by IFG. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(iii)Represents the historical income and expenses associated with certain assets and liabilities of IFG that were contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG.

(iv) Represents the depreciation and amortization of certain management contracts and furniture, fixtures, and equipment contributed or sold to the Unconsolidated Subsidiaries, primarily related to the management operations of IFG, based on the Partnership's new basis resulting from the allocation of the purchase price of IFG.

(v) Represents adjustment for interest expense related to a note payable to the Partnership.

(vi) Represents the estimated Federal and state tax provisions, which are calculated on the pro forma operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

         6224


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)


                                                    COMPLETED
                                                   TRANSACTIONS                                       AMBASSADOR         IFG
                                                   AND PROBABLE         NHP          AMBASSADOR     PURCHASE PRICE       AS
                                   HISTORICAL(A)   PURCHASES(B)   TRANSACTIONS(C)   HISTORICAL(D)   ADJUSTMENTS(E)   ADJUSTED(F)
                                   -------------   ------------   ---------------   -------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................   $  32,697      $  25,214        $  (8,681)       $   3,437        $  1,879       $  4,744
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................      43,520         28,817            7,354           20,372           5,997         17,248
   Gain on investments............          --             --              (12)              --              --             --
   (Gain) loss on disposition of
    properties....................      (2,720)         2,720           (3,882)              --              --            (80)
   Minority interests.............      (1,008)          (458)             (16)             851            (705)        12,871
   Equity in earnings of
    unconsolidated partnerships...       1,798            122            8,542             (405)             --        (12,515)
   Equity in earnings of
    unconsolidated subsidiaries...      (4,636)            --           (5,790)              --              --             --
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................         269           (269)              --               --              --         (5,366)
   Changes in operating assets and
    operating liabilities.........       3,112             --            5,314           (3,523)             --         (4,384)
                                     ---------      ---------        ---------        ---------        --------       --------
      Total adjustments...........      40,335         30,932           11,510           17,295           5,292          7,774
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) operating activities...      73,032         56,146            2,829           20,732           7,171         12,518
      Net cash used in
       discontinued operations....          --             --           (7,999)              --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) continuing
       operations.................      73,032         56,146           (5,170)          20,732           7,171         12,518
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................      21,792         19,627(I)            --               --              --             --
 Purchase of real estate..........    (376,315)      (220,995)(J)       (4,114)         (24,179)             --             --
 Additions to real estate,
   investments and property held
   for sale.......................     (26,966)        (5,217)(K)         (522)         (19,033)             --         (4,154)
 Proceeds from sale of property
   held for sale..................         303             --               --               --              --             --
 Purchase of general and limited
   partnership interests..........    (199,146)            --           (1,208)              --              --        (76,104)
 Purchase of management
   contracts......................          --             --          (11,686)              --              --        (36,868)
 Purchase of/additions to notes
   receivable.....................     (59,787)            --           (4,236)              --              --        (17,647)
 Proceeds from repayments of notes
   receivable.....................          --             --              214            1,000              --          8,838
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....      45,791             --            3,097            3,183              --         42,615
 Contribution to unconsolidated
   subsidiaries...................     (42,879)            --               --               --              --             --
 Proceeds from sale of
   securities.....................          --             --              642               --              --             --
 Purchase of investments held for
   sale...........................          --             --              (73)              --              --             --
 Purchase of NHP mortgage loans...     (60,575)            --               --               --              --             --
 Purchase of Ambassador common
   stock..........................     (19,881)            --               --               --              --             --
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash used in investing
       activities.................    (717,663)      (206,585)         (17,886)         (39,029)             --        (83,320)
                                     ---------      ---------        ---------        ---------        --------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............     225,436        122,568(L)       145,519          156,746              --        111,001
 Principal repayments on secured
   notes payable..................     (12,512)            --         (141,032)        (141,676)             --        (12,697)
 Proceeds from secured short-term
   financing......................      19,050             --               --               --              --             --
 Repayments on secured short-term
   financing......................          --       (259,027)(M)         (434)              --              --             --
 Principal repayments on unsecured
   short-term notes payable.......         (79)       (50,800)(M)           --               --              --             --
 Proceeds (payoff) from unsecured
   short-term financing...........     (12,500)            --               --               --              --             --
 Principal repayments on secured
   tax-exempt bond financing......      (1,487)            --               --               --              --             --
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................    (162,008)            --               --               --              --             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................      (6,387)            --             (245)          (8,095)             --         (2,305)
 Proceeds from issuance of common
   and preferred stock, net.......     643,224        357,389(N)         6,286           28,946              --         62,420
 Proceeds from exercises of
   employee stock options and
   warrants.......................         871             --               --            3,195              --          7,487
 Repurchase of common stock.......          --             --               --               --              --         (3,283)
 Principal repayments received on
   notes due from Officers........      25,957             --               --            1,323              --             --
 Investments made by minority
   interests......................          --             --               --               --              --            249
 Receipt of contributions from
   minority interests.............          --         37,345(O)            --               --              --             --
 Payments of distribution to
   minority interests.............          --         (2,713)(P)           --               --              --             --
 Payment of distributions.........     (44,660)       (19,396)(Q)      (11,503)(T)      (15,717)        (12,173)(U)     (2,695)
 Payment of distributions to
   limited partners...............          --         (5,193)(R)           --               --             (15)(U)         --
 Payment of preferred unit
   distributions..................        (846)       (39,859)(S)           --           (2,279)             --             --
 Payment of distributions to
   minority interests.............      (5,510)            --               --           (3,700)             --        (12,578)
 Net transactions with
   Insignia/ESG...................          --             --               --               --              --        (57,612)
                                     ---------      ---------        ---------        ---------        --------       --------
      Net cash provided by (used
       in) financing activities...     668,549        140,314           (1,409)          18,743         (12,188)        89,987
                                     ---------      ---------        ---------        ---------        --------       --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      23,918        (10,125)         (24,465)             446          (5,017)        19,185
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............      13,170             --           36,277            4,002              --         64,447
                                     ---------      ---------        ---------        ---------        --------       --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................   $  37,088      $ (10,125)       $  11,812        $   4,448        $ (5,017)      $ 83,632
                                     =========      =========        =========        =========        ========       ========


                                         IFG              IFG
                                        MERGER       REORGANIZATION       PRO
                                    ADJUSTMENTS(G)   ADJUSTMENTS(H)      FORMA
                                    --------------   --------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss)................     $(80,023)        $  6,882      $   (13,851)
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and
    amortization..................       35,049          (30,188)         128,169
   Gain on investments............           --               --              (12)
   (Gain) loss on disposition of
    properties....................           80               --           (3,882)
   Minority interests.............       (1,552)              --            9,983
   Equity in earnings of
    unconsolidated partnerships...       29,995               --           27,537
   Equity in earnings of
    unconsolidated subsidiaries...           --            4,578           (5,848)
   Extraordinary (gain) loss on
    early extinguishment of
    debt..........................        5,366               --
   Changes in operating assets and
    operating liabilities.........           --               --              519
                                       --------         --------      -----------
      Total adjustments...........       68,938          (25,610)         156,466
                                       --------         --------      -----------
      Net cash provided by (used
       in) operating activities...      (11,085)         (18,728)         142,615
      Net cash used in
       discontinued operations....           --               --           (7,999)
                                       --------         --------      -----------
      Net cash provided by (used
       in) continuing
       operations.................      (11,085)         (18,728)         134,616
                                       --------         --------      -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of real
   estate.........................           --               --           41,419
 Purchase of real estate..........           --               --         (625,603)
 Additions to real estate,
   investments and property held
   for sale.......................           --               --          (55,892)
 Proceeds from sale of property
   held for sale..................           --               --              303
 Purchase of general and limited
   partnership interests..........           --               --         (276,458)
 Purchase of management
   contracts......................           --               --          (48,554)
 Purchase of/additions to notes
   receivable.....................           --               --          (81,670)
 Proceeds from repayments of notes
   receivable.....................           --               --           10,052
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries....           --               --           94,686
 Contribution to unconsolidated
   subsidiaries...................           --               --          (42,879)
 Proceeds from sale of
   securities.....................           --               --              642
 Purchase of investments held for
   sale...........................           --               --              (73)
 Purchase of NHP mortgage loans...           --               --          (60,575)
 Purchase of Ambassador common
   stock..........................           --               --          (19,881)
                                       --------         --------      -----------
      Net cash used in investing
       activities.................           --               --       (1,064,483)
                                       --------         --------      -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings.............           --               --          761,270
 Principal repayments on secured
   notes payable..................           --               --         (307,917)
 Proceeds from secured short-term
   financing......................           --               --           19,050
 Repayments on secured short-term
   financing......................           --               --         (259,461)
 Principal repayments on unsecured
   short-term notes payable.......           --               --          (50,879)
 Proceeds (payoff) from unsecured
   short-term financing...........           --               --          (12,500)
 Principal repayments on secured
   tax-exempt bond financing......           --               --           (1,487)
 Net borrowings (paydowns) on the
   Company's revolving credit
   facilities.....................           --               --         (162,008)
 Payment of loan costs, net of
   proceeds from interest rate
   hedge..........................           --               --          (17,032)
 Proceeds from issuance of common
   and preferred stock, net.......           --               --        1,098,265
 Proceeds from exercises of
   employee stock options and
   warrants.......................           --               --           11,553
 Repurchase of common stock.......           --               --           (3,283)
 Principal repayments received on
   notes due from Officers........           --               --           27,280
 Investments made by minority
   interests......................           --               --              249
 Receipt of contributions from
   minority interests.............           --               --           37,345
 Payments of distribution to
   minority interests.............           --               --           (2,713)
 Payment of distributions.........      (24,513)(V)           --         (130,657)
 Payment of distributions to
   limited partners...............           --               --           (5,208)
 Payment of preferred unit
   distributions..................           --               --          (42,984)
 Payment of distributions to
   minority interests.............           --               --          (21,788)
 Net transactions with
   Insignia/ESG...................           --               --          (57,612)
                                       --------         --------      -----------
      Net cash provided by (used
       in) financing activities...      (24,513)              --          879,483
                                       --------         --------      -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.............      (35,598)         (18,728)         (50,384)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD..............           --               --          117,896
                                       --------         --------      -----------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD........................     $(35,598)        $(18,728)     $    67,512
                                       ========         ========      ===========

         6225

---------------


(A) Represents the Partnership's audited consolidated statement of cash flows for the year ended December 31, 1997.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1997 Acquisitions; (ii) the 1997 Stock Offerings;
     (iii) the 1997 Dispositions; (iv) the 1998 Stock Offerings; (v) the 1998 Acquisitions; (vi) the Probably Purchases; (vii) the 1998 Dispositions; and
     (viii) the Preferred Partnership Unit Offering.



(C) Represents adjustments to reflect the purchase of the NHP Real Estate Companies, the NHP Merger, and the NHP Reorganization, as if the transactions had taken place on January 1, 1997. These adjustments are detailed as follows:



                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income (loss).................   $ (7,266)       $  4,350          $(2,222)            $ (3,543)        $  (8,681)
     Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization...      4,058           9,134            5,125              (10,963)            7,354
       Gain on investments.............        (12)             --               --                   --               (12)
       (Gain) loss on disposition of
         properties....................     (3,882)             --               --                   --            (3,882)
       Minority interests..............        (16)             --               --                   --               (16)
       Equity in earnings of
         unconsolidated partnerships...      3,905              --            4,631                    6             8,542
       Equity in earnings of
         unconsolidated subsidiaries...         --              --            4,636              (10,426)           (5,790)
       Changes in operating assets and
         operating liabilities.........     (1,036)          6,350               --                   --             5,314
                                          --------        --------          -------             --------         ---------
           Total adjustments...........      3,017          15,484           14,392              (21,383)           11,510
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) operating
             activities................     (4,249)         19,834           12,170              (24,926)            2,829
           Net cash used in
             discontinued operations...         --          (7,999)              --                   --            (7,999)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) continuing
             operations................     (4,249)         11,835           12,170              (24,926)           (5,170)
                                          --------        --------          -------             --------         ---------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...........         --          (4,114)              --                   --            (4,114)
     Additions to real estate,
       investments and property held
       for sale........................       (522)             --               --                   --              (522)
     Purchase of general and limited
       partnership interests...........     (1,208)             --               --                   --            (1,208)
     Purchase of management
       contracts.......................         --         (11,686)              --                   --           (11,686)
     Purchase of/additions to notes
       receivable......................         --          (4,236)              --                   --            (4,236)
     Proceeds from repayments of notes
       receivable......................        214              --               --                   --               214
     Distributions from investments in
       real estate partnerships and
       unconsolidated subsidiaries.....      3,097              --               --                   --             3,097
     Proceeds from sale of
       securities......................        642              --               --                   --               642
     Purchase of investments held for
       sale............................        (73)             --               --                   --               (73)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) investing
             activities................      2,150         (20,036)              --                   --           (17,886)
                                          --------        --------          -------             --------         ---------

         6226


                                             NHP
                                         REAL ESTATE        NHP               NHP                 NHP               NHP
                                         PURCHASE(I)   HISTORICAL(II)   ADJUSTMENTS(III)   REORGANIZATION(IV)   TRANSACTIONS
                                         -----------   --------------   ----------------   ------------------   ------------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes
       payable borrowings..............   $ 74,019        $ 71,500          $    --             $     --         $ 145,519
     Principal repayments on secured
       notes payable...................    (71,256)        (69,776)              --                   --          (141,032)
     Repayments on secured short-term
       financing.......................       (434)             --               --                   --              (434)
     Payment of loan costs, net of
       proceeds from interest rate
       hedge...........................         --            (245)              --                   --              (245)
     Proceeds from issuances of common
       and preferred stock, net........         --           6,286               --                   --             6,286
     Payment of distributions..........     (2,000)             --           (9,503)                  --           (11,503)
                                          --------        --------          -------             --------         ---------
           Net cash provided by (used
             in) financing
             activities................        329           7,765           (9,503)                  --            (1,409)
                                          --------        --------          -------             --------         ---------
   NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS..................     (1,770)           (436)           2,667              (24,926)          (24,465)
   CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD...............     25,795          10,482               --                   --            36,277
                                          --------        --------          -------             --------         ---------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD............................   $ 24,025        $ 10,046          $ 2,667             $(24,926)        $  11,812
                                          ========        ========          =======             ========         =========



---------------



      (i)Represents the adjustment to record cash flow activity from January 1, 1997 to the date of acquisition, as if the acquisition of the NHP Real Estate Companies had occurred on January 1, 1997. In addition, represents adjustments to record additional deprecation and amortization related to the increased basis in the assets of the NHP Real Estate Companies as a result of the allocation of the purchase price of the NHP Real Estate Companies and additional interest expense incurred in connection with borrowings incurred by the Partnership to consummate the NHP Real Estate Acquisition.



      (ii)
         Represents the unaudited consolidated statement of cash flows of NHP for the period from January 1, 1997 through December 8, 1997 (date of the NHP Merger).



      (iii)
         Represents the following adjustments occurring as a result of the NHP
         Merger: (i) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (ii) the incremental depreciation of the purchase price adjustment related to real estate;
         (iii) the incremental amortization of the purchase price adjustment related to management contracts, furniture, fixtures and equipment, and goodwill; (iv) the reversal of equity in earnings of NHP during the pre-merger period when the Partnership held a 47.62% interest in NHP; and (v) the amortization of the increased basis in investments in real estate partnerships, based on the purchase price adjustment related to real estate and an estimated average life of 20 years.



      (iv)
         Represents adjustments related to the NHP Reorganization, whereby the Partnership contributed or sold to the Unconsolidated Subsidiaries and the Unconsolidated Partnership; (i) certain assets and liabilities of NHP, primarily related to the management operations and other businesses owned by NHP and (ii) 12 real estate properties containing 2,905 apartment units. The adjustments represent (i) the related cash flow activity primarily related to the management operations of such real estate partnerships contributed, with additional depreciation and amortization recorded related to the Partnership's new basis resulting from the allocation of the combined purchase price of NHP and the NHP Real Estate Companies.



(D) Represents the audited historical statement of cash flows of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. The Ambassador

         6227


     historical statement of cash flows excludes an extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.



(E) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(F) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).....................    $  10,233       $  7,566       $(13,055)       $  4,744
     Adjustments to reconcile net income to
        net cash provided by (used in)
        operating activities:
        Depreciation and amortization......       32,675             63        (15,490)         17,248
        Gain on disposition of property....           --            (80)            --             (80)
        Minority interests.................       12,448            382             41          12,871
        Equity in earnings of
          unconsolidated partnerships......      (10,027)        (2,639)           151         (12,515)
        Extraordinary gain on early
          extinguishment of debt...........       (5,366)            --             --          (5,366)
        Changes in operating assets and
          liabilities......................           --         (2,405)        (1,979)         (4,384)
                                               ---------       --------       --------        --------
             Total adjustments.............       29,730         (4,679)       (17,277)          7,774
                                               ---------       --------       --------        --------
   Net cash provided by (used in) operating
     activities............................       39,963          2,887        (30,332)         12,518
                                               ---------       --------       --------        --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to real estate, investments
        and property held for sale.........       (7,695)           665          2,876          (4,154)
     Purchase of general and limited
        partnership interests..............      (93,118)            --         17,014         (76,104)
     Purchase of management contracts......      (99,540)            --         62,672         (36,868)
     Purchase of/additions to notes
        receivable.........................       (9,172)       (14,251)         5,776         (17,647)
     Proceeds from repayments of notes
        receivable.........................        4,523          7,552         (3,237)          8,838
     Distributions from investments in real
        estate partnerships and
        unconsolidated subsidiaries........       44,823             --         (2,208)         42,615
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               investing activities........     (160,179)        (6,034)        82,893         (83,320)
                                               ---------       --------       --------        --------

         6228


                                                                                 NEW
                                                  IFG            AMIT         INSIGNIA           IFG
                                             HISTORICAL(I)    MERGER(II)    SPIN-OFF(III)    AS ADJUSTED
                                             -------------    ----------    -------------    -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable
        borrowings.........................    $ 118,141       $     --       $ (7,140)       $111,001
     Principal repayments on secured notes
        payable............................      (15,682)            --          2,985         (12,697)
     Payment of loan costs, net of proceeds
        from interest rate hedge...........       (2,305)            --             --          (2,305)
     Proceeds from issuance of common and
        preferred stock, net...............       62,420             --             --          62,420
     Proceeds from exercises of employee
        stock options and warrants.........        7,487             --             --           7,487
     Repurchase of common stock............       (3,283)            --             --          (3,283)
     Investment made by minority
        interests..........................          249             --             --             249
     Payment of distributions..............           --         (2,695)            --          (2,695)
     Payment of distributions to minority
        interests..........................      (12,578)            --             --         (12,578)
     Net transactions with Insignia/ESG....           --             --        (57,612)        (57,612)
                                               ---------       --------       --------        --------
             Net cash provided by (used in)
               financing activities........      154,449         (2,695)       (61,767)         89,987
                                               ---------       --------       --------        --------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS...........................       34,233         (5,842)        (9,206)         19,185
   CASH AND CASH EQUIVALENTS AT BEGINNING
     OF PERIOD.............................       54,614          9,789             44          64,447
                                               ---------       --------       --------        --------
   CASH AND CASH EQUIVALENTS AT END OF
     PERIOD................................    $  88,847       $  3,947       $ (9,162)       $ 83,632
                                               =========       ========       ========        ========


---------------


      (i)Represents the audited consolidated statement of cash flows of IFG for the year ended December 31, 1997, as reported in IFG's Annual Report on Form 10-K. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock.



(G) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(H) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(I) Represents proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997.

         6229


(J) Represents the use of cash to purchase the 1998 Acquisitions and the Probable Purchases, as if these acquisitions occurred on January 1, 1997.



(K) Represents cash payments for capital improvements of $300 per unit on the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases.



(L) Represents notes payable assumed in connection with the 1998 Acquisitions and the Probable Purchases, assuming these transactions occurred January 1, 1997.



(M) Represents net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions, the Probable Purchases, the 1998 Stock Offerings and the Preferred Partnership Unit Offering occurred January 1, 1997.



(N) Represents cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997.



(O) Represents contributions from minority interests assuming the Preferred Partnership Unit Offering occurred January 1, 1997.



(P) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(Q) Represents distributions paid on the 1997 Stock Offerings as if these occurred on January 1, 1997.



(R) Represents distributions paid to limited partners on OP Units issued in connection with the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(S) Represents preferred unit distributions paid on the Class B Preferred Stock, the Class C Preferred Stock and the 1998 Stock Offerings as if these occurred on January 1, 1997.



(T) Represents historical distributions of $2,000 and pro forma distributions on the shares issued in the NHP Merger as if these shares had been issued on January 1, 1997.



(U) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(V) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         6230


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (INSIGNIA MERGER)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)


                                                      COMPLETED
                                                     TRANSACTIONS
                                                         AND                          AMBASSADOR
                                                       PROBABLE      AMBASSADOR     PURCHASE PRICE     IFG AS        IFG MERGER
                                     HISTORICAL(A)   PURCHASE(B)    HISTORICAL(C)   ADJUSTMENTS(D)   ADJUSTED(E)   ADJUSTMENTS(F)
                                     -------------   ------------   -------------   --------------   -----------   --------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................    $  56,269       $  3,432       $ (2,382)        $ 4,255        $ (36,338)      $  7,679
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...       67,344          7,512          7,520           1,420           14,890         25,478
   (Gain) loss on disposition of
    properties.....................       (2,783)         2,783             --              --           (6,576)         6,576
   Minority interests..............        1,052           (160)           252            (252)          14,159         (6,622)
   Equity in earnings of
    unconsolidated partnerships....        5,078             --             71              --          (13,492)        18,577
   Equity in earnings of
    unconsolidated subsidiaries....       (8,413)            --             --              --               --             --
   Non-cash compensation...........           --             --             --              --              796             --
   Changes in operating assets and
    operating liabilities..........      (67,722)            --          5,948              --           (7,775)            --
                                       ---------       --------       --------         -------        ---------       --------
      Total adjustments............       (5,444)        10,135         13,791           1,168            2,002         44,009
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) operating activities...       50,825         13,567         11,409           5,423          (34,336)        51,688
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........      (63,839)        63,839(H)          --              --           27,122             --
 Additions to real estate..........      (47,878)        (1,198)(I)    (17,759)             --            9,309             --
 Proceeds from sale of property and
   investments held for sale.......       19,627        (19,627)(J)         --              --              (35)            --
 Additions to property held for
   sale............................       (1,986)            --             --              --               --             --
 Purchase of general and limited
   partnership interests...........      (27,016)            --             --              --           17,420             --
 Purchase of/additions to notes
   receivable......................      (72,445)            --             --              --          (27,589)            --
 Proceeds from repayments/sale of
   notes receivable................       21,562             --             --              --           21,185             --
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....          513             --          1,063              --           22,053             --
 Payment of trust based preferred
   dividends.......................           --             --             --              --           (7,415)            --
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................        4,492             --             --              --           13,423             --
 Contribution to unconsolidated
   subsidiaries....................      (13,032)            --             --              --               --             --
 Purchase of investments held for
   sale............................       (4,935)            --             --              --               --             --
 Redemption of OP Units............         (516)            --             --              --               --             --
 Merger costs......................           --             --             --              --           (1,402)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) investing activities...     (185,453)        43,014        (16,696)             --           74,071             --
                                       ---------       --------       --------         -------        ---------       --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............       77,489             --         37,162              --          177,234             --
 Principal repayments on secured
   notes payable...................      (56,262)            --             --              --            4,239             --
 Principal advances on secured
   tax-exempt bond financing.......           --             --         21,784              --               --             --
 Principal repayments on secured
   tax-exempt bond financing.......       (1,436)            --             --              --               --             --
 Net borrowings/repayments on
   secured short-term financing....      (30,693)       209,027(K)     (43,002)             --               --             --
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --             --          2,513              --               --             --
 Principal repayments on unsecured
   short-term notes payable........           --             --             --              --            2,644             --
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................       (5,727)            --             --              --              (83)            --
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................      253,239       (253,239)(L)         --              --               --             --
 Repurchase of common stock........      (10,972)            --             --              --               --             --
 Proceeds from exercises of
   employee stock options and
   warrants........................           --             --          9,761              --            6,533             --
 Principal repayments received on
   notes due from Officers.........        8,084             --             --              --               --             --
 Payments of distributions to
   minority interests..............           --         (2,034)(M)         --              --               --             --
 Payment of distributions..........      (73,322)            --             --          (3,701)(P)       (8,606)       (22,360)(Q)
 Payment of distributions to
   limited partners................      (10,251)        (1,919)(N)         --              (5)(P)         (494)            --
 Payment of preferred unit
   distributions...................      (10,916)       (16,094)(O)         --              --               --             --
 Proceeds from issuance of High
   Performance Units...............        1,988             --             --              --               --             --
 Net transactions with
   Insignia/ESG....................           --             --             --              --         (241,003)            --
                                       ---------       --------       --------         -------        ---------       --------
      Net cash provided by (used
        in) financing activities...      141,221        (64,259)        28,218          (3,706)         (59,536)       (22,360)
                                       ---------       --------       --------         -------        ---------       --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................        6,593         (7,678)        22,931           1,717          (19,801)        29,328
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............       37,088        (10,125)         4,448          (5,017)          83,632        (35,598)
                                       ---------       --------       --------         -------        ---------       --------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................    $  43,681       $(17,803)      $ 27,379         $(3,300)       $  63,831       $ (6,270)
                                       =========       ========       ========         =======        =========       ========


                                          IFG
                                     REORGANIZATION      PRO
                                     ADJUSTMENTS(G)     FORMA
                                     --------------   ---------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net Income (loss).................     $  8,578      $  41,493
 Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization...      (22,641)       101,523
   (Gain) loss on disposition of
    properties.....................           --             --
   Minority interests..............           --          8,429
   Equity in earnings of
    unconsolidated partnerships....           --         10,234
   Equity in earnings of
    unconsolidated subsidiaries....        7,562           (851)
   Non-cash compensation...........           --            796
   Changes in operating assets and
    operating liabilities..........           --        (69,549)
                                        --------      ---------
      Total adjustments............      (15,079)        50,582
                                        --------      ---------
      Net cash provided by (used
        in) operating activities...       (6,501)        92,075
                                        --------      ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchase of real estate...........           --         27,122
 Additions to real estate..........           --        (57,526)
 Proceeds from sale of property and
   investments held for sale.......           --            (35)
 Additions to property held for
   sale............................           --         (1,986)
 Purchase of general and limited
   partnership interests...........           --         (9,596)
 Purchase of/additions to notes
   receivable......................           --       (100,034)
 Proceeds from repayments/sale of
   notes receivable................           --         42,747
 Distributions from investments in
   real estate partnerships and
   unconsolidated subsidiaries.....           --         23,629
 Payment of trust based preferred
   dividends.......................           --         (7,415)
 Cash received in connection with
   Ambassador Merger and AMIT
   Merger..........................           --         17,915
 Contribution to unconsolidated
   subsidiaries....................           --        (13,032)
 Purchase of investments held for
   sale............................           --         (4,935)
 Redemption of OP Units............           --           (516)
 Merger costs......................           --         (1,402)
                                        --------      ---------
      Net cash provided by (used
        in) investing activities...           --        (85,064)
                                        --------      ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from secured notes
   payable borrowings..............           --        291,885
 Principal repayments on secured
   notes payable...................           --        (52,023)
 Principal advances on secured
   tax-exempt bond financing.......           --         21,784
 Principal repayments on secured
   tax-exempt bond financing.......           --         (1,436)
 Net borrowings/repayments on
   secured short-term financing....           --        135,332
 Net borrowings (paydowns) on the
   revolving credit facilities.....           --          2,513
 Principal repayments on unsecured
   short-term notes payable........           --          2,644
 Payment of loan costs, net of
   proceeds from interest rate
   hedge...........................           --         (5,810)
 Proceeds from issuance of common
   stock and preferred stock,
   net.............................           --             --
 Repurchase of common stock........           --        (10,972)
 Proceeds from exercises of
   employee stock options and
   warrants........................           --         16,294
 Principal repayments received on
   notes due from Officers.........           --          8,084
 Payments of distributions to
   minority interests..............           --         (2,034)
 Payment of distributions..........           --       (107,989)
 Payment of distributions to
   limited partners................           --        (12,669)
 Payment of preferred unit
   distributions...................           --        (27,010)
 Proceeds from issuance of High
   Performance Units...............           --          1,988
 Net transactions with
   Insignia/ESG....................           --       (241,003)
                                        --------      ---------
      Net cash provided by (used
        in) financing activities...           --         19,578
                                        --------      ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................       (6,501)        26,589
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD...............      (18,728)        55,700
                                        --------      ---------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD............................     $(25,229)     $  82,289
                                        ========      =========

         6231

---------------


(A) Represents the Partnership's unaudited consolidated statement of cash flows for the nine months ended September 30, 1998.



(B) Represents adjustments to reflect the following as if they had occurred on January 1, 1997; (i) the 1998 Stock Offerings; (ii) the 1998 Acquisitions;
     (iii) the Probably Purchases; (iv) the 1998 Dispositions and (v) the Preferred Partnership Unit Offering.



(C) Represents the unaudited historical statement of cash flows of Ambassador for the four months ended April 20, 1998. Certain reclassifications have been made to Ambassador's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation.



(D) Represents the following adjustments occurring as a result of the Ambassador Merger: (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction of interest expense, resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter-I, L.P.



(E) Represents adjustments to reflect the IFG Merger, the AMIT Merger, the IPT Merger, and the spin-off of New Insignia as if those transaction had occurred on January 1, 1997. These adjustments are detailed as follows:



                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).........................................    $ (36,017)     $  4,718      $  (5,039)     $(36,338)
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization...........................       27,685            48        (12,843)       14,890
       Gain on disposition of property.........................       (5,888)         (688)            --        (6,576)
       Minority interests......................................       14,159            --             --        14,159
       Equity in earnings of unconsolidated partnerships.......      (12,169)           --         (1,323)      (13,492)
       Non-cash compensation...................................          796            --             --           796
       Changes in operating assets and liabilities.............      (18,853)       (1,499)        12,577        (7,775)
                                                                   ---------      --------      ---------      --------
           Total adjustments...................................        5,730        (2,139)        (1,589)        2,002
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) operating
             activities........................................      (30,287)        2,579         (6,628)      (34,336)
                                                                   ---------      --------      ---------      --------
   CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of real estate...................................       (3,804)           --         30,926        27,122
     Additions to real estate..................................       (2,252)          (25)        11,586         9,309
     Proceeds from sales of property and investments held for
       sale....................................................           --           161           (196)          (35)
     Purchase of general and limited partnership interests.....      (44,270)           --         61,690        17,420
     Purchases of / additions to notes receivable..............      (17,107)      (15,407)         4,925       (27,589)
     Proceeds from repayments/sale of notes receivable.........          151        23,672         (2,638)       21,185
     Distributions from investments in real estate partnerships
       and unconsolidated subsidiaries.........................       21,360            --            693        22,053
     Payment of trust based preferred dividends................       (7,415)           --             --        (7,415)
     Cash received in connection with AMIT Merger..............       13,423            --             --        13,423
     Merger costs..............................................       (1,402)           --             --        (1,402)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) investing
             activities........................................      (41,316)        8,401        106,986        74,071
                                                                   ---------      --------      ---------      --------

         6232


                                                                                                   NEW
                                                                      IFG           AMIT        INSIGNIA          IFG
                                                                 HISTORICAL(I)   MERGER(II)   SPIN-OFF(III)   AS ADJUSTED
                                                                 -------------   ----------   -------------   -----------
   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from secured notes payable borrowings............      186,000            --         (8,766)      177,234
     Principal repayments on secured notes payable.............       (1,874)           --          6,113         4,239
     Principal repayments on unsecured short-term notes
       payable.................................................        2,644            --             --         2,644
     Payment of loan costs, net of proceeds from interest rate
       hedge...................................................          (83)           --             --           (83)
     Proceeds from exercises of employee stock options and
       warrants................................................        6,533            --             --         6,533
     Payment of distributions..................................       (6,541)       (2,065)            --        (8,606)
     Payment of distributions minority interests...............         (494)           --             --          (494)
     Net transactions with Insignia/ESG........................     (118,424)           --       (122,579)     (241,003)
                                                                   ---------      --------      ---------      --------
           Net cash provided by (used in) financing
             activities........................................       67,761        (2,065)      (125,232)      (59,536)
                                                                   ---------      --------      ---------      --------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (3,842)        8,915        (24,874)      (19,801)
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       88,847         3,947         (9,162)       83,632
                                                                   ---------      --------      ---------      --------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  85,005      $ 12,862      $ (34,036)     $ 63,831
                                                                   =========      ========      =========      ========


---------------


      (i)Represents the unaudited consolidated statement of cash flows of IFG for the nine months ended September 30, 1998. Certain reclassifications have been made to IFG's historical statement of cash flows to conform to the Partnership's statement of cash flows presentation. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



      (ii)
         Represents the historical statement of cash flows of AMIT, as well as pro forma adjustments related to the AMIT Merger. The AMIT merger closed prior to the IFG Merger.



      (iii)
         Represents the distribution of two shares of New Insignia common stock for each three shares of IFG common stock to holders of IFG common stock. In addition, the cash and cash equivalents at the beginning of the period has been adjusted.



(F) Represents the following adjustments occurring as a result of the IFG Merger and the IPT Merger; (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the amortization of goodwill and property management contracts resulting from the IFG Merger; (iii) the increase in interest expense resulting from the net increase in debt; and (iv) the elimination of the income tax provision.



(G) Represents adjustments related to the IFG Reorganization, whereby, following the IFG Merger, the Partnership contributed or sold to the Unconsolidated Subsidiaries certain assets and liabilities of IFG, primarily management contracts and related working capital assets and liabilities related to IFG's third party management operations. The adjustments reflect the related cash flow activity primarily related to the management operations owned by IFG, with additional amortization recorded related to the Partnership's new basis resulting from the allocation of the purchase price of IFG.



(H) Represents adjustment to remove the use of cash to purchase the 1998 Acquisitions, as if these acquisitions occurred on January 1, 1997; therefore, the purchases are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(I) Represents cash payments for capital improvements of $300 per unit on the 1998 Acquisitions.



(J) Represents adjustment to remove the proceeds from the sale of the 1998 Dispositions, as if these dispositions occurred on January 1, 1997; therefore, the proceeds are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(K) Represents adjustment to remove net principal repayments assuming the 1998 Acquisitions, the 1998 Dispositions and the 1998 Stock Offerings occurred January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.



(L) Represents adjustment to remove cash proceeds from the 1998 Stock Offerings, as if these offerings occurred on January 1, 1997; therefore, the repayments are included on the Pro Forma Consolidated Statement of Cash Flows for the year ended December 31, 1997.

         6233


(M) Represents pro forma distributions on the units issued in the Preferred Partnership Unit Offering as if these units had been issued January 1, 1997.



(N) Represents distributions paid to limited partners on OP Units issued in connection with the 1998 Acquisitions and the Probable Purchases, as if the issuance of the OP Units occurred on January 1, 1997.



(O) Represents preferred unit distributions paid on the 1998 Stock Offerings as if these occurred on January 1, 1997.



(P) Represents pro forma distributions and distributions to limited partners on the shares issued in the Ambassador Merger as if these shares had been issued on January 1, 1997.



(Q) Represents pro forma distributions on the shares issued in the IFG Merger and IPT Merger as if these shares had been issued on January 1, 1997.

         6234


                       PRO FORMA FINANCIAL INFORMATION OF


                             AIMCO PROPERTIES, L.P.


                               (EXCHANGE OFFERS)



INTRODUCTION



     AIMCO Properties L.P. (the "Partnership") intends to offer to purchase limited partnership interests in syndicated real estate limited partnerships in which AIMCO holds partnership interests. The Partnership, is subject to applicable law, plans to offer to purchase certain of such limited partnership interests in exchange for (i) equity securities of the Partnership; (ii) cash or
(iii) a combination of such equity securities and cash. Such offers are expected to include terms that will allow limited partners to continue to hold their limited partnership interests.



     The following Pro Forma Consolidated Balance Sheet (Exchange Offers) of the Partnership as of September 30, 1998 has been prepared as if each of the following transactions had occurred as of September 30, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The following Pro Forma Consolidated Statement of Operations (Exchange Offers) and Pro Forma Consolidated Statement of Cash Flows (Exchange Offers) of the Partnership for the nine months ended September 30, 1998 has been prepared as if each of the following transactions had occurred as of January 1, 1998: (i) all the transactions discussed in the Pro Forma Financial Statements (Insignia Merger) appearing elsewhere herein; and (ii) the acceptance of exchange offers by limited partners in 91 limited partnerships.



     The Pro Forma Financial Information (Exchange Offers) is based, in part, on the historical financial statements of the partnerships in which the Exchange Offers are made. The Pro Forma Financial Information (Exchange Offers) is also based, in part, on the Pro Forma Financial Information (Insignia Merger) of the Partnership included elsewhere herein. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Angeles Mortgage Investment Trust ("AMIT") for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Insignia for the nine months ended September 30, 1998; and (iv) the unaudited Consolidated Financial Statements of AMIT for the period from January 1, 1998 to September 17, 1998. The Pro Forma Financial Information (Insignia Merger) is also based, in part, upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of the Partnership for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of Ambassador for the four months ended April 30, 1998; (iv) the unaudited Consolidated Financial Statements of the Partnership for the nine months ended September 30, 1998; and (v) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997, September 19, 1997, October 15, 1997, December 1, 1997 and
November 2, 1998. The following Pro Forma Financial Information (Exchange Offers) should be read in conjunction with such financial statements and notes thereto.



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared under the assumption that after the exchange offers are accepted, AIMCO will own varying ownership percentages of each partnership, and that the limited partners will choose to elect to receive 35% of the consideration in the form of equity securities of AIMCO Properties, L.P. and 65% of the consideration in the form of cash. The

         6235


interest to be acquired in each of the partnerships, the estimated purchase price for each partnership, including cash, common units, or preferred units is summarized below:



                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Angeles Income Properties, Ltd. II....................     26.70        $  4,946    $ 3,215    $1,731
Angeles Income Properties, Ltd. III...................     30.63           2,156      1,401       755
Angeles Income Properties, Ltd. IV....................     18.64           1,154        750       404
Angeles Income Properties, Ltd. 6.....................     37.29           4,523      2,940     1,583
Angeles Opportunity Properties, Ltd...................     37.94           1,729      1,124       605
Angeles Partners VII..................................     24.86             610        397       213
Angeles Partners VIII.................................     24.80               0          0         0
Angeles Partners IX...................................     18.92           1,171        761       410
Angeles Partners X....................................     22.97             709        461       248
Angeles Partners XI...................................     21.83             205        133        72
Angeles Partners XII..................................     11.89           2,877      1,870     1,007
Angeles Partners XIV..................................     24.93               0          0         0
Baywood Partners, Ltd.................................     25.00             347        226       121
Brampton Associates Partnership.......................     25.00             382        248       134
Buccaneer Trace Limited Partnership...................     25.00               2          1         1
Burgundy Court Associates, L.P........................     25.00           1,074        698       376
Calmark/Fort Collins, Ltd.............................     25.00             192        125        67
Calmark Heritage Park II Ltd..........................     25.00              47         31        16
Casa Del Mar Associates Limited Partnership...........     21.16             503        327       176
Catawba Club Associates, L.P..........................     25.00              85         55        30
Cedar Tree Investors Limited Partnership..............     25.00           1,037        674       363
Century Properties Fund XVI...........................     12.52             831        540       291
Century Properties Fund XVIII.........................     13.08             474        308       166
Century Properties Fund XIX...........................     15.30           1,765      1,147       618
Century Properties Growth Fund XXII...................     21.43           4,977      3,235     1,742
Chapel Hill, Limited..................................     21.15             569        370       199
Chestnut Hill Associates Limited Partnership..........     26.75           1,582      1,028       554
Coastal Commons Limited Partnership...................     25.00             566        368       198
Consolidated Capital Institutional Properties/2 &
  Consolidated Capital Equity Properties/2............     18.98           7,320      4,758     2,562
Consolidated Capital Institutional Properties/3.......     16.37           6,770      4,401     2,369
Consolidated Capital Properties III...................     13.02           1,134        737       397
Consolidated Capital Properties IV....................     18.04           9,407      6,112     3,295
Consolidated Capital Properties V.....................     16.69             560        364       196
Consolidated Capital Properties VI....................     25.82             556        361       195
DFW Apartment Investors Limited Partnership...........     35.65           2,719      1,767       952
DFW Residential Investors Limited Partnership.........     37.60           1,092        710       382
Davidson Diversified Real Estate I, L.P...............     34.78             627        408       219
Davidson Diversified Real Estate II, L.P..............     35.11           1,318        857       461
Davidson Diversified Real Estate III, L.P.............     21.76               0          0         0
Davidson Growth Plus, L.P.............................     23.91           2,304      1,498       806
Davidson Income Real Estate, L.P......................     30.81           2,691      1,749       942
Drexel Burnham Lambert Real Estate Associates II......     19.58             994        646       348
Four Quarters Habitat Apartment Associates, Ltd.......     25.00             174        113        61
Fox Strategic Housing Income Partners.................     33.18           2,414      1,569       845
Georgetown of Columbus Associates, L.P................     25.00             227        148        79
HCW Pension Real Estate Fund Limited Partnership......     32.64           2,368      1,539       829
Investors First-Staged Equity.........................     49.00             306        199       107
Johnstown/Consolidated Income Partners................     25.66           1,871      1,216       655
La Colina Partners, Ltd...............................     25.00             583        379       204
Lake Eden Associates, L.P.............................     25.00             632        411       221
Landmark Associates, L.P..............................     25.00              48         31        17

         6236


                                                        INTEREST TO     ESTIMATED
                                                        BE ACQUIRED     PURCHASE
                   PARTNERSHIP NAME                    IN PARTNERSHIP     PRICE      CASH     OP UNITS
                   ----------------                    --------------   ---------   -------   --------
Minneapolis Associates II Limited Partnership.........     25.00        $      2    $     1    $    1
Multi-Benefit Realty Fund "87-1-Class A & Class B.....     21.89           1,657      1,077       580
National Property Investors 8.........................     11.13             988        642       346
Northbrook Apartments, Ltd............................     25.00             209        136        73
Olde Mill Investors Limited Partnership...............      8.75             170        111        59
Orchard Park Apartments Limited Partnership...........     25.00               1          1         0
Park Town Place Associates Limited Partnership........     24.70             298        194       104
Quail Run Associates, L.P.............................     25.00             487        317       170
Ravensworth Associates Limited Partnership............     25.00               1          1         0
Rivercreek Apartments Limited Partnership.............     25.00             180        117        63
Rivercrest Apartments, Limited........................     25.00           1,687      1,097       590
Riverside Park Associates L.P.........................     13.69             590        384       206
Salem Arms of Augusta Limited Partnership.............     25.00             278        181        97
Shaker Square, L.P....................................     23.75             631        410       221
Shannon Mannor Apartments, Limited Partnership........     25.00           1,170        761       409
Sharon Woods, L.P.....................................     22.75             499        324       175
Shelter Properties III................................     15.20           1,960      1,274       686
Shelter Properties IV.................................     50.52          12,764      8,295     4,469
Shelter Properties VI.................................     13.78           1,919      1,247       672
Shelter Properties VII Limited Partnership............     26.65           1,975      1,284       691
Snowden Village Associates, L.P.......................     25.00             443        288       155
Springhill Lake Investors Limited Partnership.........     11.84           2,908      1,890     1,018
Sturbrook Investors, Ltd..............................     25.00             377        245       132
Sycamore Creek Associates, L.P........................     25.00               1          1         0
Texas Residential Investors Limited Partnership.......     18.45           1,147        746       401
Thurber Manor Associates, Limited Partnership.........     25.00             218        142        76
U.S. Realty Partners Limited Partnership..............     25.00           1,441        937       504
United Investors Growth Properties....................     39.01             165        107        58
United Investors Growth Properties II.................     25.00             351        228       123
United Investors Income Properties....................     23.44           1,977      1,285       692
Villa Nova, Limited Partnership.......................     25.00             228        148        80
Walker Springs, Limited...............................     23.99              95         62        33
Wingfield Investors Limited Partnership...............     25.00             179        116        63
Winrock-Houston Limited Partnership...................     13.60           1,041        677       364
Winthrop Apartment Investors Limited Partnership......     31.60           1,318        857       461
Winthrop Growth Investors 1 Limited Partnership.......     27.94           1,233        801       432
Winthrop Texas Investors Limited Partnership..........      5.27             158        103        55
Woodmere Associates, L.P..............................     25.00             280        182        98
Yorktown Towers Associates............................     25.00             809        526       283
                                                                        --------    -------    ------
Total (See adjustment C to the Pro Forma Consolidated
  Balance Sheet)......................................                  $122,463    $79,601    42,862
                                                                        ========    =======    ======



     The unaudited Pro Forma Financial Information (Exchange Offers) has been prepared using the purchase method of accounting whereby the assets and liabilities of NHP, the NHP Real Estate Companies, Ambassador, IFG, IPT, the Exchange Offers, the 1997 Acquisitions, the 1998 Acquisitions and the Probable Purchases are adjusted to estimated fair market value, based on preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair market value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Exchange Offers) may differ from the amounts ultimately determined.

         6237


     The following unaudited Pro Forma Financial Information (Exchange Offers) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the Partnership that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions, results of operations or cash flows. In the opinion of the Partnership's management, all material adjustments necessary to reflect the effects of these transactions have been made.



                             AIMCO PROPERTIES, L.P.



             PRO FORMA CONSOLIDATED BALANCE SHEET (EXCHANGE OFFERS)


                            AS OF SEPTEMBER 30, 1998



                                     ASSETS



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                             (IN THOUSANDS, EXCEPT UNIT DATA)
Real estate.......................................    $2,625,822         $ 12,764(C)
                                                                           26,954(D)
                                                                           13,655(E)     $2,679,195
Property held for sale............................        42,212               --            42,212
Investments in and notes receivable from
  unconsolidated subsidiaries.....................       186,277               --           186,277
Investments in and notes receivable from
  unconsolidated partnerships.....................       924,309          109,699(C)
                                                                          (13,655)(E)
                                                                           (8,161)(F)
                                                                              816(G)      1,013,008
Mortgage notes receivable.........................        20,916               --            20,916
Cash and cash equivalents.........................       104,955            2,620(D)        107,575
Restricted cash...................................        84,526            1,807(D)         86,333
Accounts receivable...............................        27,900            1,081(D)         28,981
Deferred financing costs..........................        21,835               --            21,835
Goodwill..........................................       251,024               --           251,024
Property management contracts.....................        38,371               --            38,371
Other assets......................................        82,670              422(D)         83,092
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

Secured notes payable.............................    $  926,246         $ 23,642(D)     $  949,888
Secured tax-exempt bond financing.................       399,925               --           399,925
Secured short-term financing......................        32,691               --            32,691
Unsecured short-term financing....................       300,000           79,601(C)        379,601
Accounts payable, accrued and other liabilities...       248,253              826(D)        249,079
Security deposits and deferred income.............        13,171              255(D)         13,426
                                                      ----------         --------        ----------
                                                       1,920,286          104,324         2,024,610
Minority interests................................        79,431              816(G)         80,247
Company obligated mandatorily redeemable
  convertible securities of a subsidiary trust....       149,500               --           149,500
Redeemable common partnership units...............       277,581            8,161(D)
                                                                           (8,161)(F)
                                                                           30,616(C)        308,197
Redeemable preferred partnership units............            --           12,246(C)         12,246
Partner's capital
  General and Special Limited Partner.............     1,496,457               --         1,496,457
  Preferred Units.................................       487,562               --           487,562
                                                      ----------         --------        ----------
                                                       1,984,019               --         1,984,019
                                                      ----------         --------        ----------
                                                      $4,410,817         $148,002        $4,558,819
                                                      ==========         ========        ==========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."

         6238


(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical balance sheet data as of September 30, 1998 (unaudited) related to the 91 real estate partnerships is as follows (dollars in thousands):



Real estate.................................................  $1,082,652
Cash........................................................     151,024
Total assets................................................   1,493,409
Mortgages payable...........................................   1,585,196
Partners' capital (deficit).................................    (171,740)



(C) Represents the purchase price paid by the Partnership to the limited partners in order to obtain additional ownership by AIMCO in 91 real estate partnerships. For the purposes of the pro-forma presentation, it is assumed: (i) 65% of the purchase price is funded with cash by drawing down on the Partnership's unsecured short term credit facility; (ii) 25% of the purchase price is funded by the issuance of 749,362 OP Units at $40 per OP Unit; and (iii) 10% of the purchase price is funded by the issuance of 8% Preferred OP Units.



(D) Represents historical balance sheet data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(E) Represent the adjustment to real estate recorded in the IFG Merger related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(F) Represents the elimination of the partners' capital in the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.



(G) Represents minority interest of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional partnership interests.

         6239


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                    INSIGNIA MERGER                       PRO FORMA
                                                     PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                    ---------------   --------------   ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations..............     $ 431,256         $ 11,270(C)      $ 442,526
Property operating expenses.......................      (182,830)          (6,612)(C)      (189,442)
Owned property management expense.................       (11,831)              --           (11,831)
Depreciation......................................       (96,264)          (2,589)(C)       (98,853)
                                                       ---------         --------         ---------
Income from property operations...................       140,331            2,069           142,400
                                                       ---------         --------         ---------
Management fees and other income..................        41,676               --            41,676
Management and other expenses.....................       (23,683)              --           (23,683)
Corporate overhead allocation.....................          (588)              --              (588)
Amortization......................................       (26,480)              --           (26,480)
                                                       ---------         --------         ---------
Income from service company business..............        (9,075)              --            (9,075)
Minority interest in service company business.....           (10)              --               (10)
                                                       ---------         --------         ---------
Partnership's share of income from service company
  business........................................        (9,085)              --            (9,085)
                                                       ---------         --------         ---------
General and administrative expenses...............       (21,371)              --           (21,371)
Interest expense..................................      (113,788)          (5,691)(D)
                                                                           (2,220)(C)      (121,699)(H)
Interest income...................................        21,734                             21,734
Minority interests................................        (9,983)             (51)(E)       (10,034)
Equity in losses of unconsolidated partnerships...       (27,537)         (16,864)(F)
                                                                              483(G)        (43,918)(I)
Equity in earnings of Unconsolidated
  Subsidiaries....................................         5,848               --             5,848
                                                       ---------         --------         ---------
Net income (loss).................................       (13,851)         (22,274)          (36,125)(H)
Income attributable to Preferred Unitholders......        42,174              980            43,154(J)
                                                       ---------         --------         ---------
Income (loss) attributable to OP Unitholders......       (56,025)        $(23,254)        $ (79,279)(H)
                                                       =========         ========         =========
Basic earnings (loss) per OP Unit.................          (.83)                         $   (1.16)(H)
                                                       =========                          =========
Diluted earnings (loss) per OP Unit...............     $    (.83)                         $   (1.16)(H)
                                                       =========                          =========
Weighted average OP Units outstanding.............        67,522                             68,287
                                                       =========                          =========
Weighted average OP Units and equivalents
  outstanding.....................................        68,366                             69,131
                                                       =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $456,968
Operating expense...........................................    249,097
Depreciation................................................     87,344
Interest....................................................    138,778
Net income..................................................     15,005

         6240


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $10,740 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $6,124 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net loss, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                     8% PREFERRED
                           PRO FORMA     CASH      COMMON OP UNITS     OP UNITS
                           ---------   ---------   ---------------   ------------
Interest expense.........  $(121,699)  $(124,763)     $(116,008)      $(116,008)
Net loss.................    (36,125)    (39,189        (30,434)        (30,434)
Preferred unit
  distributions..........     43,154      42,174         42,174          51,971
Net loss attributable to
  OP Unitholders.........    (79,279)    (81,363)       (72,608)        (82,405)
Net loss per OP Unit.....      (1.16)      (1.20)         (1.03)          (1.22)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Increase in interest
  expense..................  $  1,137    $  1,245      $    938         $    938
Net loss...................   (37,262)    (40,434)      (31,372)         (31,372)
Net loss attributable to OP
  Unitholders..............   (80,416)    (82,608)      (73,546)         (83,343)
Net loss per OP Unit.......     (1.18)      (1.22)        (1.04)           (1.23)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, the Partnership will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The amount included in the pro forma financial statements assume an acceptance rate of 100%. The following table shows the effect on equity in earnings of unconsolidated partnerships, net loss, net loss attributable to OP Unitholders, and net loss per OP Unit in the event that the Partnership will have an acceptance rate of 50% of the interests tendered and will own varying percentages of each partnership:



Equity in earnings of unconsolidated partnerships...........  $(36,510)
Net loss....................................................   (26,084)
Net loss attributable to OP Unitholders.....................   (68,784)
Net loss per OP Unit........................................     (1.01)

         6241


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         6242


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                     INSIGNIA MERGER                       PRO FORMA
                                                      PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                     ---------------   --------------   ---------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property operations...............     $ 337,307         $  8,654(C)      $ 345,961
Property operating expenses........................      (131,851)          (4,389)(C)      (136,240)
Owned property management expense..................        (8,933)              --            (8,933)
Depreciation.......................................       (78,479)          (1,941)(C)       (80,420)
                                                        ---------         --------         ---------
Income from property operations....................       118,044            2,324           120,368
                                                        ---------         --------         ---------
Management fees and other income...................        28,912               --            28,912
Management and other expenses......................       (14,386)              --           (14,386)
Corporate overhead allocation......................          (196)              --              (196)
Amortization.......................................       (15,243)              --           (15,243)
                                                        ---------         --------         ---------
Income from service company business...............          (913)              --              (913)
Minority interest in service company business......            --               --                --
                                                        ---------         --------         ---------
Partnership's share of income from service company
  business.........................................          (913)              --              (913)
                                                        ---------         --------         ---------
General and administrative expenses................        (8,632)              --            (8,632)
Interest expense...................................       (85,010)          (4,250)(D)
                                                                            (1,630)(C)       (90,890)(H)
Interest income....................................        40,887                             40,887
Minority interests.................................        (8,429)            (119)(E)        (8,548)
Equity in losses of unconsolidated partnerships....       (10,234)         (13,156)(F)
                                                                                41(G)        (23,349)(I)
Equity in earnings of Unconsolidated
  Subsidiaries.....................................           851               --               851
Amortization of goodwill...........................        (5,071)              --            (5,071)
                                                        ---------         --------         ---------
Net income (loss)..................................        41,493          (16,790)           24,703(H)
Income attributable to Preferred Unitholders.......        32,414              735            33,149(J)
                                                        ---------         --------         ---------
Income (loss) attributable to OP Unitholders.......     $   9,079         $(17,525)        $  (8,446)(H)
                                                        =========         ========         =========
Basic earnings (loss) per OP Unit..................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Diluted earnings (loss) per OP Unit................     $     .13                          $    (.12)(H)
                                                        =========                          =========
Weighted average OP Units outstanding..............        68,554                             69,319
                                                        =========                          =========
Weighted average OP Units and equivalents
  outstanding......................................        69,218                             69,983
                                                        =========                          =========


---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical operating data (unaudited) for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



Revenue.....................................................   $338,937
Operating expense...........................................    182,529
Depreciation................................................     64,127
Interest....................................................    103,756
Net income..................................................     (9,329)

         6243


(C) Represents historical statement of operations data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(D) Represents the increase in interest expense related to borrowings to pay the cash portion of the purchase price of the partnership interests. The interest rate used in the calculation of interest expense was LIBOR plus 1.75%.



(E) Represents the minority interests share of net income of the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(F) Represents the changes in the Partnership's equity in losses from the 91 real estate partnerships of (i) $8,552 resulting from the Partnership's increase in the ownership based on the historical operating results of the 91 real estate partnerships; and (ii) amortization of $4,604 related to the increased basis in investments in real estate partnerships, as a result of the allocation of the purchase price of the partnership interests, based on an estimated average life of 20 years.



(G) Represents the elimination of the equity earnings related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) The pro forma financial statements have been prepared under the assumption that the limited partners will elect 65% of the consideration to be paid in cash, 25% of the consideration to be paid in the form of common OP Units, and 10% of the consideration to be paid in the form of 8% Preferred OP Units. The following table shows the effect on interest expense, net income, preferred unit distributions, and net loss per OP Unit in the event that the limited partners elect to receive all their consideration in cash, common OP Units, and 8% Preferred OP Units, respectively:



                                                                      8% PREFERRED
                             PRO FORMA     CASH     COMMON OP UNITS     OP UNITS
                             ---------   --------   ---------------   ------------
Interest expense...........  $(90,890)   $(93,184)     $(86,640)        $(86,640)
Net income.................    24,703      22,409        28,953           28,953
Preferred unit
  distributions............    33,149      32,414        32,414           39,762
Net loss attributable to OP
  Unitholders..............    (8,446)    (10,005)       (3,461)         (10,809)
Net loss per OP Unit.......      (.12)       (.15)         (.05)            (.16)



     In addition, the following table presents the net impact to interest expense, net loss, and net loss per OP Unit assuming the interest rate per annum increases by 0.25%:



                                                                       8% PREFERRED
                               PRO FORMA    CASH     COMMON OP UNITS     OP UNITS
                               ---------   -------   ---------------   ------------
Increase in interest
  expense....................   $   851    $   931       $   702         $   702
Net income...................    24,703     21,478        28,251          28,251
Net loss attributable to OP
  Unitholders................    (9,296)   (10,936)       (4,163)        (11,511)
Net loss per OP Unit.........      (.13)      (.16)         (.06)           (.17)



(I) The pro forma financial statements have been prepared under the assumption that after the exchange offers are accepted, AIMCO will own 49% of certain 88 Partnerships, 25% of two Partnerships, and 100% of one Partnership. The following table shows the effect on equity in earnings of unconsolidated partnerships, net income, net income (loss) attributable to OP Unitholders, and net loss per OP Unit in the event the Partnership will own varying percentages of each partnership.



Equity in earnings of unconsolidated partnerships...........    $(17,797)
Net income..................................................      32,216
Net income (loss) attributable to OP Unitholders............        (593)
Net income (loss) per OP Unit...............................        (.01)

         6244


(J) Represents the net income attributable to holders of the Class B Preferred Units, the Class C Preferred Units, the Class D Preferred Units, the Class G Preferred Units, the Class H Preferred Units, the Class J Preferred Units and the 8% Preferred OP Units as if these Preferred Units had been issued as of January 1, 1997.

         6245


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................    $  (13,851)        $(22,274)(C)    $  (36,125)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................       128,169            2,589(D)        130,758
    Gain on investments.....................................           (12)              --               (12)
    (Gain) loss on disposition of properties................        (3,882)              --            (3,882)
    Minority interests......................................         9,983               51            10,034
    Equity in earnings of unconsolidated partnerships.......        27,537           16,864(E)
                                                                                       (483)(F)        43,918
    Equity in earnings of unconsolidated subsidiaries.......        (5,848)              --            (5,848)
    Extraordinary (gain) loss on early extinguishment of
      debt..................................................                             --
    Changes in operating assets and operating liabilities...           519             (660)(G)          (141)
                                                                ----------         --------        ----------
        Total adjustments...................................       156,466           18,361           174,827
                                                                ----------         --------        ----------
        Net cash provided by (used in) operating
          activities........................................       142,615           (3,913)          138,702
        Net cash used in discontinued operations............        (7,999)              --            (7,999)
                                                                ----------         --------        ----------
        Net cash provided by (used in) continuing
          operations........................................       134,616           (3,913)          130,703
                                                                ----------         --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of real estate.........................        41,419               --            41,419
  Purchase of real estate...................................      (625,603)              --          (625,603)
  Additions to real estate, investments and property held
    for sale................................................       (55,892)          (1,024)(G)       (56,916)
  Proceeds from sale of property held for sale..............           303               --               303
  Purchase of general and limited partnership interests.....      (276,458)         (79,601)(H)      (356,059)
  Purchase of management contracts..........................       (48,554)              --           (48,554)
  Purchase of/additions to notes receivable.................       (81,670)              --           (81,670)
  Proceeds from repayments of notes receivable..............        10,052               --            10,052
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        94,686           10,070(I)        104,756
  Contribution to unconsolidated subsidiaries...............       (42,879)              --           (42,879)
  Proceeds from sale of securities..........................           642               --               642
  Purchase of investments held for sale.....................           (73)              --               (73)
  Purchase of NHP...........................................       (60,575)              --           (60,575)
  Purchase of Ambassador common stock.......................       (19,881)              --           (19,881)
                                                                ----------         --------        ----------
        Net cash used in investing activities...............    (1,064,483)         (70,555)       (1,135,038)
                                                                ----------         --------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       761,270               --           761,270
  Principal repayments on secured notes payable.............      (307,917)            (713)(G)      (308,630)
  Proceeds from secured short-term financing................        19,050           79,601(H)         98,651
  Repayments on secured short-term financing................      (259,461)              --          (259,461)
  Principal repayments on unsecured short-term notes
    payable.................................................       (50,879)              --           (50,879)
  Proceeds (payoff) from unsecured short-term financing.....       (12,500)              --           (12,500)
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,487)              --            (1,487)
  Net borrowings (paydowns) on the Company's revolving
    credit facilities.......................................      (162,008)              --          (162,008)
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................       (17,032)              --           (17,032)
  Proceeds from issuance of common and preferred stock,
    net.....................................................     1,098,265               --         1,098,265
  Proceeds from exercises of employee stock options and
    warrants................................................        11,553               --            11,553
  Repurchase of common stock................................        (3,283)              --            (3,283)
  Principal repayments received on notes due from
    Officers................................................        27,280               --            27,280
  Investments made by minority interests....................           249               --               249
  Receipt of contributions from minority interests..........        37,345               --            37,345
  Payments of distributions to minority interests...........        (2,713)              --            (2,713)
  Payment of distributions..................................      (130,657)              --          (130,657)
  Payment of distributions to limited partners..............        (5,208)          (1,415)(J)        (6,623)
  Payment of preferred unit distributions...................       (42,984)            (979)(K)       (43,963)
  Payment of distributions to minority interests............       (21,788)              --           (21,788)
  Net transactions with Insignia/ESG........................       (57,612)              --           (57,612)
                                                                ----------         --------        ----------
        Net cash provided by financing activities...........       879,483           76,494           955,977
                                                                ----------         --------        ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       (50,384)           2,026           (48,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       117,896            2,291           120,187
                                                                ----------         --------        ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $   67,512         $  4,317        $   71,829
                                                                ==========         ========        ==========

         6246

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the year ended December 31, 1997 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 65,372
        Cash used in investing activities.........................   (11,713)
        Cash used in financing activities.........................   (74,617)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 20 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the cash portion of the purchase price (and additional borrowings by the Partnership) related to the acquisition by the Partnership of additional limited partnership interests in 91 real estate limited partnerships.



(I) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(J) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.85 per Common OP Unit.



(K) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         6247


                             AIMCO PROPERTIES, L.P.



        PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (EXCHANGE OFFERS)


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998


                                 (IN THOUSANDS)



                                                              INSIGNIA MERGER                       PRO FORMA
                                                               PRO FORMA(A)     ADJUSTMENTS(B)   EXCHANGE OFFERS
                                                              ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss).........................................     $  41,493         $(16,790)(C)     $  24,703
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       101,523            1,941(D)        103,464
    (Gain) loss on disposition of properties................            --               --                --
    Minority interests......................................         8,429              119             8,548
    Equity in earnings of unconsolidated partnerships.......        10,234           13,156(E)
                                                                                        (41)(F)        23,349
    Equity in earnings of unconsolidated subsidiaries.......          (851)              --              (851)
    Non-cash compensation...................................           796               --               796
    Changes in operating assets and operating liabilities...       (69,549)             (21)(G)       (69,570)
                                                                 ---------         --------         ---------
        Total adjustments...................................        50,582           15,154            65,736
                                                                 ---------         --------         ---------
        Net cash provided by operating activities...........        92,075           (1,636)           90,439
                                                                 ---------         --------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of real estate...................................        27,122               --            27,122
  Additions to real estate..................................       (57,526)            (668)(G)       (58,194)
  Proceeds from sale of property and investments held for
    sale....................................................           (35)              --               (35)
  Additions to property held for sale.......................        (1,986)              --            (1,986)
  Purchase of general and limited partnership interests.....        (9,596)              --            (9,596)
  Purchase of/additions to notes receivable.................      (100,034)              --          (100,034)
  Proceeds from repayments/sale of notes receivable.........        42,747               --            42,747
  Distributions from investments in real estate partnerships
    and unconsolidated subsidiaries.........................        23,629            5,809(H)         29,438
  Payment of trust based preferred dividends................        (7,415)              --            (7,415)
  Cash received in connection with Ambassador Merger and
    AMIT Merger.............................................        17,915               --            17,915
  Contribution to unconsolidated subsidiaries...............       (13,032)              --           (13,032)
  Purchase of investments held for sale.....................        (4,935)              --            (4,935)
  Redemption of OP Units....................................          (516)              --              (516)
  Merger costs..............................................        (1,402)              --            (1,402)
                                                                 ---------         --------         ---------
        Net cash used in investing activities...............       (85,064)           5,141           (79,923)
                                                                 ---------         --------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from secured notes payable borrowings............       291,885               --           291,885
  Principal repayments on secured notes payable.............       (52,023)              --           (52,023)
  Principal advances on secured tax-exempt bond financing...        21,784               --            21,784
  Principal repayments on secured tax-exempt bond
    financing...............................................        (1,436)              --            (1,436)
  Net borrowings/ repayments on secured short-term
    financing...............................................       135,332               --           135,332
  Net borrowings (paydowns) on the revolving credit
    facilities..............................................         2,513             (812)(G)         1,701
  Principal repayments on unsecured short-term notes
    payable.................................................         2,644               --             2,644
  Payment of loan costs, net of proceeds from interest rate
    hedge...................................................        (5,810)              --            (5,810)
  Proceeds from issuance of common stock and preferred
    stock, net..............................................            --               --                --
  Repurchase of common stock................................       (10,972)              --           (10,972)
  Proceeds from exercises of employee stock options and
    warrants................................................        16,294               --            16,294
  Principal repayments received on notes due from
    Officers................................................         8,084               --             8,084
  Receipt of contributions from minority interests..........            --               --                --
  Payments of distributions to minority interests...........        (2,034)                            (2,034)
  Payment of distributions..................................      (107,989)              --          (107,989)
  Payment of distributions to limited partners..............       (12,669)          (1,291)(I)       (13,960)
  Payment of preferred unit distributions...................       (27,010)            (735)(J)       (27,745)
  Proceeds from issuance of High Performance Units..........         1,988               --             1,988
  Net transactions with Insignia/ESG........................      (241,003)              --          (241,003)
                                                                 ---------         --------         ---------
        Net cash provided by financing activities...........        19,578           (2,838)           16,740
                                                                 ---------         --------         ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        26,589              667            27,256
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............        55,700            4,316            60,016
                                                                 ---------         --------         ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $  82,289         $  4,983         $  87,272
                                                                 =========         ========         =========

         6248

---------------


(A)  See "Pro Forma Financial Information (Insignia Merger)."



(B) Represents adjustments related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships. Selected historical cash flow data for the nine months ended September 30, 1998 related to the 91 real estate partnerships is as follows (dollars in thousands):



        Cash provided by operating activities.....................  $ 76,113
        Cash used in investing activities.........................   (22,616)
        Cash used in financing activities.........................   (42,273)



(C) Represents the pro forma net loss related to the Partnership's purchase of additional limited partnership interests in 91 real estate partnerships.



(D) Represents additional deprecation related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests, based on the Partnership's new basis in the real estate. Buildings and improvements are depreciated on the straight-line method over a period of 30 years and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.



(E) Represents the increase in the Partnership's equity in earnings from the 90 real estate partnerships resulting from the Partnership's corresponding increase in ownership.



(F) Represents the elimination of the equity earnings related to one real estate partnership that will be consolidated as a result of the Partnership's purchase of the additional limited partnership interests.



(G) Represents historical cash flow data related to the one real estate partnership that will be consolidated as a result of the Partnership's purchase of additional limited partnership interests.



(H) Represents the distributions to be received for the additional partnership interests acquired by the Partnership in the 91 real estate partnerships, based on the historical distributions paid per partnership unit.



(I) Represents adjustments for distributions paid on the Common OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at the historical distribution amount of $1.6875 per Common OP Unit.



(J) Represents adjustments for distributions paid on the Preferred OP Units assumed to be issued by the Partnership to acquire the additional limited partnership interests in 91 real estate limited partnerships, at a distribution rate of 8% per Preferred OP Unit.

         6249

                                   APPENDIX A
                    OPINION OF ROBERT A. STANGER & CO., INC.


                          PRELIMINARY FORM OF OPINION


AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222


Re:  York Towers Associated


Gentlemen:


     You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of York Towers Associated (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $30,516 in cash, or 788.75 Common OP Units of the Purchaser, or 1,220.75 Preferred OP Units of the Purchaser, or a combination of any of such forms of consideration. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for any or a combination of such forms of consideration. The amount of cash, Common OP Units or Preferred OP Units offered per Unit is referred to herein as the "Offer Price."


     You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

     Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

     Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

     In the course of our analysis for rendering this opinion, we have, among other things:

        1. Reviewed a draft of the Prospectus Supplement related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;


        2. Reviewed the Partnership's financial statements for the years ended December 31, 1996 and 1997, and the quarterly report for the period ending September 30, 1998, which the Partnership's management has indicated to be the most current available financial statements;


        3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage;


        4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1996 and 1997, and the nine months ending September 30, 1998;

         6250

        5. Reviewed the 1998 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Prospectus Supplement under the section "Stanger Analysis -- Summary of Materials Considered";


        6. Reviewed the estimate of liquidation value and going concern value provided by the general partner to Stanger. Such estimates are described in the Prospectus Supplement under the section "Fairness of the Offer -- Comparison of Consideration to Alternative Consideration." In addition, we reviewed the 1998 operating budgets for each property provided by the Partnership;



        7. Discussed with management market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;



        8. Performed a site inspection of the Property;



        9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;



        10. Reviewed information provided by the Company relating to debt encumbering the Property; and



        11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.



     In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Prospectus Supplement or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner, and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Prospectus Supplement or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.


     In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

     We have not been requested to, and therefore did not: (i) select the Offer Price or the method of determining the Offer Price in connection with the Offer;
(ii) make any recommendation to the Partnership or
         6251

its partners with respect to whether to accept or reject the Offer or whether to accept the cash, Preferred OP Units or Common OP Units if the Offer is accepted;
(iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to effect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the relative value of the cash, Preferred OP Units or Common OP Units to be issued in connection with the Offer; and (f) any adjustments made to determine the Offer price and the net amounts distributable to the Limited Partners, including but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the Offer Price for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price for the Units.

     Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analysis and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

     The summary of the opinion set forth in the Prospectus Supplement does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Prospectus Supplement is not meant to indicate that such analysis was given greater weight than any other analysis.

     Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price is fair to the Limited Partners of the Partnership from a financial point of view.

                                            Yours truly,

                                            Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March   , 1999

         6252

                                                                      APPENDIX B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                      AND
                                 AIMCO-GP, INC.

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Timothy R. Garrick, Vice President -- Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                              POSITION
                    ----                                              --------
Terry Considine..............................  Chairman of the Board of Directors and Chief Executive
                                                 Officer
Peter K. Kompaniez...........................  Vice Chairman, President and Director
Thomas W. Toomey.............................  Executive Vice President -- Finance and Administration
Joel F. Bonder...............................  Executive Vice President, General Counsel and
                                               Secretary
Patrick J. Foye..............................  Executive Vice President
Paul J. McAuliffe............................  Executive Vice President -- Capital Markets
Robert Ty Howard.............................  Executive Vice President -- Ancillary Services
Steven D. Ira................................  Executive Vice President and Co-Founder
Harry G. Alcock..............................  Senior Vice President -- Acquisitions
Troy D. Butts................................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...........................  Director
J. Landis Martin.............................  Director
Thomas L. Rhodes.............................  Director
John D. Smith................................  Director


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
Terry Considine......................  Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a

         6253


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       B.A. from Harvard College, a J.D. from Harvard Law School
                                       and is admitted as a member of the Massachusetts Bar.
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       since July 1998. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder was appointed Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as
                                       Vice President and Deputy General Counsel of NHP from June
                                       1991 to March 1994 and as Associate General Counsel of NHP
                                       from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with
                                       the Washington, D.C. law firm of Lane & Edson, P.C. From
                                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from Washington
                                       University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was

         6254


                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       a partner in the law firm of Skadden, Arps, Slate, Meagher &
                                       Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992
                                       through 1994. Mr. Foye is also Deputy Chairman of the Long
                                       Island Power Authority and serves as a member of the New
                                       York State Privatization Council. He received a B.A. from
                                       Fordham College and a J.D. from Fordham University Law
                                       School.
Paul J. McAuliffe....................  Mr. McAuliffe was appointed Executive Vice
                                       President -- Capital Markets in February 1999. Prior to
                                       joining AIMCO, Mr. McAuliffe was Senior Managing Director of
                                       Secured Capital Corp and prior to that time had been a
                                       Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led
                                       AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. from
                                       1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                       College and an MBA from University of Virginia, Darden
                                       School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association

         6255

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       and the Apartment Association of Metro Denver. Mr. Ira
                                       received a B.S. from Metropolitan State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur Andersen LLP in
                                       Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family
                                       real estate investment trusts. Mr. Butts holds a Bachelor of
                                       Business Administration degree in Accounting from Angelo
                                       State University and is a Certified Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET,

         6256

                NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                ----                          ---------------------------------------------
                                       Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.
Timothy R. Garrick...................  Mr. Garrick has been Vice President -- Accounting of the general partner and AIMCO since October 1, 1998. Prior to
                                       that date, Mr. Garrick served as Vice
                                       President -- Accounting Services of Insignia Financial Group
                                       from June 1997 until October 1998. From 1992 until June of
                                       1997, Mr. Garrick served as Vice President of Partnership
                                       Accounting for Insignia Financial Group. From 1987 to 1990,
                                       Mr. Garrick served as Investment Advisor for U.S. Shelter
                                       Corporation. From 1984 to 1987, Mr. Garrick served as
                                       Partnership Investment Analyst for U.S. Shelter Corporation.
                                       From 1979 to 1984, Mr. Garrick worked on the audit staff of
                                       Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexingon Avenue                    Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992
                                       , he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board , Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute.
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road                    1994. Mr. Smith is Principal and President of John D. Smith
Suite 831                              Developments. Mr. Smith has been a shopping center
Atlanta, GA 30326                      developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shop ping Centers and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

         6257

     Questions and requests for assistance or for additional copies of this Prospectus Supplement and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

              By Mail:                         By Overnight Courier:                        By Hand:
            P.O. Box 2065                        111 Commerce Road                      111 Commerce Road
   S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                            Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                 By Telephone:

                            TOLL FREE (888) 349-2005

                                       or

                                 (201) 896-1900

                                    By Fax:


                                 (201) 896-0910



         6258

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

AIMCO

     AIMCO's Charter limits the liability of AIMCO's directors and officers to AIMCO and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of AIMCO or its stockholders to obtain other relief, such as an injunction or rescission.

     AIMCO's Charter and Bylaws require AIMCO to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (x) was committed in bad faith or (y) was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

     AIMCO has entered into agreements with certain of its officers, pursuant to which AIMCO has agreed to indemnify such officers to the fullest extent permitted by applicable law.

THE AIMCO OPERATING PARTNERSHIP

     The AIMCO Operating Partnership Agreement requires the AIMCO Operating Partnership to indemnify its directors and officers (each an "Indemnitee") to the fullest extent authorized by applicable law against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorney's fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the AIMCO Operating Partnership. Such indemnification continues after the Indemnitee ceases to be a director or officer. The right to indemnification includes the right to be paid by the AIMCO Operating Partnership the expenses incurred in defending any proceeding in advance of its final disposition upon the delivery of an undertaking by or on behalf of the Indemnitee to repay all amounts

         6259

advanced if a final judicial decision is rendered that such Indemnitee did not meet the standard of conduct permitting indemnification under the AIMCO Operating Partnership Agreement or applicable law.

     The Partnership maintains insurance, at its expense, to protect against any liability or loss, regardless of whether any director or officer is entitled to indemnification under the AIMCO Operating Partnership Agreement or applicable law.

ITEM 21. EXHIBITS.

     (a)


        4.1    (1)          Specimen certificate for Class A Common Stock.
        4.2    (1)          Specimen certificate for Common OP Unit.
        5.1    (2)          Opinion of Piper & Marbury L.L.P. regarding the validity of the Class A Common Stock and Preferred Stock offered
                               hereby.
        5.2    (2)          Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                               regarding the validity of the Common OP Units and the
                               Preferred OP Units offered hereby.
        8.1    (4)          Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                               regarding tax matters.
       12.1    (5)          Calculation of ratio of earnings to fixed charges.
       12.2    (5)          Calculation of ratio of earnings to combined fixed charges and preferred stock dividends.
       23.1    (4)          Consent of Ernst & Young LLP, Dallas, Texas.
       23.2    (4)          Consent of Ernst & Young LLP, Chicago, Illinois.
       23.3    (4)          Consent of Ernst & Young LLP, Greenville, South Carolina.
       23.4    (4)          Consent of Ernst & Young LLP, Indianapolis, Indiana.
       23.5    (5)          Consent of Arthur Andersen LLP.
       23.6    (2)          Consent of Piper & Marbury L.L.P. (included in opinion filed as Exhibit 5.1).
       23.7    (2)          Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                               (included in opinion filed as Exhibit 5.2).
       23.8                 Consents of KPMG Peat Marwick LLP with respect to financial statements of the following entities:
       23.8.1  (4)          -- Baywood Partners, Ltd.
       23.8.2  (4)          -- Burgundy Court Associates, L.P.
       23.8.3  (4)          -- Catawba Club Associates, L.P.
       23.8.4  (4)          -- Georgetown of Columbus Associates, L.P.
       23.8.5  (4)          -- La Colina Partners, Ltd.
       23.8.6  (4)          -- Lake Eden Associates, L.P.
       23.8.7  (4)          -- Landmark Associates, Ltd.
       23.8.8  (4)          -- Northbrook Apartments, Ltd.
       23.8.9  (4)          -- Shaker Square, L.P.
       23.8.10 (4)          -- Thurber Manor Associates, Limited Partnership.
       23.8.11 (4)          -- Quail Run Associates, L.P.
       23.8.12 (4)          -- Sycamore Creek Associates, L.P.
       23.9    (5)          Consent of Portock, Bye & Co. (Brampton Associates
                               Partnership).
       23.10                Consents of Ernst & Young LLP, Greenville, South Carolina
                               with respect to financial statements of the following
                               entities:
       23.10.1 (4)          -- Rivercreek Apartments Limited Partnership.
       23.10.2 (5)          -- Shearson/Calmark Heritage Park II Ltd.
       23.10.3 (4)          -- Yorktown Towers Associates.
       23.10.4 (4)          -- Shannon Manor Apartments, a Limited Partnership.
       23.10.5 (4)          -- Woodmere Associates, L.P.

         6260


       23.10.6 (4)        -- Salem Arms of Augusta Limited Partnership.
       23.10.7 (4)        -- Coastal Commons Limited Partnership.
       23.10.8 (4)        -- Snowden Village Associates, L.P.
       23.10.9 (4)        -- Sharon Woods, L.P.
       23.10.10(4)        -- Rivercrest Apartments, Limited.
       23.10.11(5)        -- Angeles Income Properties, Ltd. II.
       23.10.12(5)        -- Angeles Income Properties, Ltd. III.
       23.10.13(5)        -- Angeles Income Properties, Ltd. IV.
       23.10.14(5)        -- Angeles Income Properties, Ltd. 6.
       23.10.15(5)        -- Angeles Opportunity Properties, Ltd.
       23.10.16(5)        -- Angeles Partners VII.
       23.10.17(5)        -- Angeles Partners VIII.
       23.10.18(5)        -- Angeles Partners IX.
       23.10.19(5)        -- Angeles Partners X.
       23.10.20(5)        -- Angeles Partners XI.
       23.10.21(5)        -- Angeles Partners XII.
       23.10.22(5)        -- Angeles Partners XIV.
       23.10.23(5)        -- Consolidated Capital Institutional Properties/2.
       23.10.24(5)        -- Consolidated Capital Institutional Properties/3.
       23.10.25(5)        -- Consolidated Capital Properties III.
       23.10.26(5)        -- Consolidated Capital Properties IV.
       23.10.27(5)        -- Consolidated Capital Properties V.
       23.10.28(5)        -- Consolidated Capital Properties VI.
       23.10.29(5)        -- Davidson Diversified Real Estate I, L.P.
       23.10.30(5)        -- Davidson Diversified Real Estate II, L.P.
       23.10.31(5)        -- Davidson Diversified Real Estate III, L.P.
       23.10.32(5)        -- Davidson Growth Plus, L.P.
       23.10.33(5)        -- Davidson Income Real Estate, L.P.
       23.10.34(5)        -- Investors First-Staged Equity.
       23.10.35(5)        -- Johnstown/Consolidated Income Partners.
       23.10.36(5)        -- Multi-Benefit Realty Fund '87-1.
       23.10.37(5)        -- Shelter Properties III.
       23.10.38(5)        -- Shelter Properties VI.
       23.10.39(5)        -- Shelter Properties VII Limited Partnership.
       23.10.40(5)        -- U.S. Realty Partners Limited Partnership.
       23.10.41(5)        -- Shelter Properties IV
       23.11              Consents of Deloitte & Touche
       23.11.1 (5)        -- HCW Pension Real Estate Fund Limited Partnership.
       23.11.2 (5)        -- United Investors Growth Properties.
       23.11.3 (5)        -- United Investors Growth Properties II.
       23.11.4 (5)        -- United Investors Income Properties.
       23.11.5 (4)        -- Ceader-Tree Investors Limited Partnership.
       23.11.6 (4)        -- Wingfield Investors Limited Partnership.
       23.12   (4)        Consents (1997 and 1996) of Reznick Fedder & Silverman (Burnsville Apartments, LP
                             (Minneapolis Associates II Limited Partnership), Chestnut Hill Associates Limited
                             Partnership, DFW Apartment Investors Limited Partnership, DFW Residential Investors
                             Limited Partnership, Olde Mill Investors Limited Partnership, Park Towne Place
                             Associates Limited Partnership and Texas Residential Investors Limited Partnership,
                             Winthrop Apartment Investors Limited Partnership).

         6261


 (5).1                 23   Riverside Park Associates L.P.
       23.12.2 (5)          -- Springhill Lake Investors Limited Partnership.
       23.13   (4)          Consent of Barry S. Fishman & Associates (Ravensworth
                               Associates Limited Partnership).
       23.14                Consents of Imowitz Koenig LLP with respect to financial
                               statements of the following entities:
       23.14.1 (5)          -- Winthrop Apartment Investors Limited Partnership.
       23.14.2 (5)          -- Winrock -- Houston Limited Partnership.
       23.14.3 (5)          -- Century Properties Fund XVI.
       23.14.4 (5)          -- Century Properties Fund XVIII.
       23.14.5 (5)          -- Century Properties Fund XIX.
       23.14.6 (5)          -- Century Properties Growth Fund XXII.
       23.14.7              -- [Reserved].
       23.14.8 (5)          -- Fox Strategic Housing Income Partners.
       23.14.9 (5)          -- National Property Investors 8.
       23.14.10(5)          -- Winthrop Growth Investors 1 Limited Partnership.
       23.15.1 (5)          Consent of Pannell Kerr Forster PC (Drexel Burnham Lambert
                               Real Estate Associates II).
       23.16   (4)          Consent of Beers & Cutler PLLC (Realty Investment Apartment
                               Communities I)
       23.17   (4)          Consent of Ernst & Young LLP, Denver, Colorado.
       24.1    (5)          Power of Attorney for Apartment Investment and Management
                               Company.
       24.2    (5)          Power of Attorney for AIMCO Properties, L.P.
       99.1    (6)          Physical Inspection Reports of Adjuster's International,
                               Inc. relating to Shelter Properties IV
       99.2    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Landmark
                               Associates, L.P. in the Section "Your Partnership -- Your
                               Partnership and its Property."
       99.3    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Orchard Park
                               Apartments, Limited Partnership in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.4    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Park Towne
                               Associates Limited Partnership in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.5    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Salem Arms of
                               Augusta Limited Partnership in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.6    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Snowden
                               Village Associates, L.P. in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.7    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Sturbrook
                               Investors, Ltd. in the Section "Your Partnership -- Your
                               Partnership and its Property."
       99.8    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Sycamore
                               Creek Associates, L.P. in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.9    (4)          Summary of Appraisal for Timber Ridge Apartments (Sharon
                               Woods, L.P.)
       99.10   (4)          Summary of Appraisal for Landmark Woods Apartments (Landmark
                               Associates, Ltd.)
       99.11   (4)          Summary of Appraisal for Scotch Pines East Apartments
                               (CallMart Fort Collins Ltd.)

         6262


       99.12   (4)        Summary of Appraisal of Sycamore Creek Apartments, (Sycamore Creek Associates, L.P.)
       99.13   (4)        Summary of Appraisal of Buccaneer Trace Apartments (Buccaneer Trace Limited Partnership)


---------------

(1) Incorporated by reference from AIMCO's Registration Statement on Form 8-A filed on July 19, 1994.

(2)  To be filed by amendment.

(3)  Incorporated by reference from AIMCO's Form 8-K filed on July 2, 1998.

(4)  Filed herewith.


(5)  Previously filed.



(6) Incorporated by reference from AIMCO Properties, L.P.'s Schedule 13E-3 filed on February 12, 1999.



   (b) Financial Statement Schedules

       Not Applicable.

   (c) Report, opinion or appraisal

      (i)See Appendix A to each Prospectus Supplement.


      (ii)
         Summaries of appraisals referred to in the Prospectus Supplement of Shelter Properties IV in the Section "Fairness of the
         Offer -- Appraisals" are incorporated by reference to Exhibit (z)(I) to the Form 14D-1 of Shelter Properties IV filed by Cooper River Properties, L.L.C. on July 21, 1998.


ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrants' annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit

         6263

plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (f) The undersigned registrants hereby undertake to not issue securities under this registration statement in order to effect any "roll-up transaction" (as such term is defined paragraph (c) of Item 901 of Regulation S-K). Furthermore, the undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning an offer to purchase partnership interests in exchange for securities issued under this registration statement, prior to commencing such an offer, if pursuant to the provisions of subparagraph (iv), (vii) or (viii) of paragraph (c)(2) of Item 901 of Regulation S-K, such transaction would be excluded from the definition of a "roll-up transaction."

         6264

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Apartment Investment and Management Company has duly caused this Amendment No. 8 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 11th day of March, 1999.


                                            APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY

                                            By:   /s/ PETER K. KOMPANIEZ
                                              ----------------------------------
                                                     Peter K. Kompaniez,
                                                 Vice Chairman and President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement on Form S-4 has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                /s/ TERRY CONSIDINE*                   Chairman and Chief Executive     March 11, 1999
-----------------------------------------------------    Officer
                   Terry Considine

               /s/ PETER K. KOMPANIEZ                  Vice Chairman and President      March 11, 1999
-----------------------------------------------------
                 Peter K. Kompaniez

                 /s/ TROY D. BUTTS*                    Senior Vice President and        March 11, 1999
-----------------------------------------------------    Chief Financial Officer
                    Troy D. Butts

               /s/ RICHARD S. ELLWOOD*                 Director                         March 11, 1999
-----------------------------------------------------
                 Richard S. Ellwood

                /s/ J. LANDIS MARTIN*                  Director                         March 11, 1999
-----------------------------------------------------
                  J. Landis Martin

                /s/ THOMAS L. RHODES*                  Director                         March 11, 1999
-----------------------------------------------------
                  Thomas L. Rhodes

                 /s/ JOHN D. SMITH*                    Director                         March 11, 1999
-----------------------------------------------------
                    John D. Smith

             *By: /s/ PETER K. KOMPANIEZ
  ------------------------------------------------
       Peter K. Kompaniez, as Attorney-in-Fact
          for each of the persons indicated

         6265

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, AIMCO Properties, L.P. has duly caused this Amendment No. 8 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 11th day of March, 1999.


                                            AIMCO PROPERTIES, L.P.

                                            By: AIMCO-GP, INC.
                                              its General Partner

                                            By:   /s/ PETER K. KOMPANIEZ
                                              ----------------------------------
                                                     Peter K. Kompaniez,
                                                 Vice Chairman and President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement on Form S-4 has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                /s/ TERRY CONSIDINE*                   Chairman and Chief               March 11, 1999
-----------------------------------------------------    Executive Officer
                   Terry Considine

               /s/ PETER K. KOMPANIEZ                  Vice Chairman and President      March 11, 1999
-----------------------------------------------------
                 Peter K. Kompaniez

                 /s/ TROY D. BUTTS*                    Senior Vice President and        March 11, 1999
-----------------------------------------------------    Chief Financial Officer
                    Troy D. Butts

             *By: /s/ PETER K. KOMPANIEZ
  ------------------------------------------------
     Peter K. Kompaniez, as Attorney-in-Fact for
            each of the persons indicated

         6266

                               INDEX TO EXHIBITS


         EXHIBIT
          NUMBER                                    DESCRIPTION
         -------                                    -----------
        4.1    (1)          Specimen certificate for Class A Common Stock.
        4.2    (1)          Specimen certificate for Common OP Unit.
        5.1    (2)          Opinion of Piper & Marbury L.L.P. regarding the validity of the Class A Common Stock and Preferred Stock offered
                               hereby.
        5.2    (2)          Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                               regarding the validity of the Common OP Units and the
                               Preferred OP Units offered hereby.
        8.1    (4)          Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                               regarding tax matters.
       12.1    (5)          Calculation of ratio of earnings to fixed charges.
       12.2    (5)          Calculation of ratio of earnings to combined fixed charges and preferred stock dividends.
       23.1    (4)          Consent of Ernst & Young LLP, Dallas, Texas.
       23.2    (4)          Consent of Ernst & Young LLP, Chicago, Illinois.
       23.3    (4)          Consent of Ernst & Young LLP, Greenville, South Carolina.
       23.4    (4)          Consent of Ernst & Young LLP, Indianapolis, Indiana.
       23.5    (5)          Consent of Arthur Andersen LLP.
       23.6    (2)          Consent of Piper & Marbury L.L.P. (included in opinion filed as Exhibit 5.1).
       23.7    (2)          Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                               (included in opinion filed as Exhibit 5.2).
       23.8                 Consents of KPMG Peat Marwick LLP with respect to financial statements of the following entities:
       23.8.1  (4)          -- Baywood Partners, Ltd.
       23.8.2  (4)          -- Burgundy Court Associates, L.P.
       23.8.3  (4)          -- Catawba Club Associates, L.P.
       23.8.4  (4)          -- Georgetown of Columbus Associates, L.P.
       23.8.5  (4)          -- La Colina Partners, Ltd.
       23.8.6  (4)          -- Lake Eden Associates, L.P.
       23.8.7  (4)          -- Landmark Associates, Ltd.
       23.8.8  (4)          -- Northbrook Apartments, Ltd.
       23.8.9  (4)          -- Shaker Square, L.P.
       23.8.10 (4)          -- Thurber Manor Associates, Limited Partnership.
       23.8.11 (4)          -- Quail Run Associates, L.P.
       23.8.12 (4)          -- Sycamore Creek Associates, L.P.
       23.9    (5)          Consent of Portock, Bye & Co. (Brampton Associates
                               Partnership).
       23.10                Consents of Ernst & Young LLP, Greenville, South Carolina
                               with respect to financial statements of the following
                               entities:
       23.10.1 (4)          -- Rivercreek Apartments Limited Partnership.
       23.10.2 (4)          -- Shearson/Calmark Heritage Park II Ltd.
       23.10.3 (4)          -- Yorktown Towers Associates.
       23.10.4 (4)          -- Shannon Manor Apartments, a Limited Partnership.
       23.10.5 (4)          -- Woodmere Associates, L.P.
       23.10.6 (4)          -- Salem Arms of Augusta Limited Partnership.

         6267


         EXHIBIT
          NUMBER                                    DESCRIPTION
         -------                                    -----------
       23.10.7 (4)          -- Coastal Commons Limited Partnership.
       23.10.8 (4)          -- Snowden Village Associates, L.P.
       23.10.9 (4)          -- Sharon Woods, L.P.
       23.10.10(4)          -- Rivercrest Apartments, Limited.
       23.10.11(5)          -- Angeles Income Properties, Ltd. II.
       23.10.12(5)          -- Angeles Income Properties, Ltd. III.
       23.10.13(5)          -- Angeles Income Properties, Ltd. IV.
       23.10.14(5)          -- Angeles Income Properties, Ltd. 6.
       23.10.15(5)          -- Angeles Opportunity Properties, Ltd.
       23.10.16(5)          -- Angeles Partners VII.
       23.10.17(5)          -- Angeles Partners VIII.
       23.10.18(5)          -- Angeles Partners IX.
       23.10.19(5)          -- Angeles Partners X.
       23.10.20(5)          -- Angeles Partners XI.
       23.10.21(5)          -- Angeles Partners XII.
       23.10.22(5)          -- Angeles Partners XIV.
       23.10.23(5)          -- Consolidated Capital Institutional Properties/2.
       23.10.24(5)          -- Consolidated Capital Institutional Properties/3.
       23.10.25(5)          -- Consolidated Capital Properties III.
       23.10.26(5)          -- Consolidated Capital Properties IV.
       23.10.27(5)          -- Consolidated Capital Properties V.
       23.10.28(5)          -- Consolidated Capital Properties VI.
       23.10.29(5)          -- Davidson Diversified Real Estate I, L.P.
       23.10.30(5)          -- Davidson Diversified Real Estate II, L.P.
       23.10.31(5)          -- Davidson Diversified Real Estate III, L.P.
       23.10.32(5)          -- Davidson Growth Plus, L.P.
       23.10.33(5)          -- Davidson Income Real Estate, L.P.
       23.10.34(5)          -- Investors First-Staged Equity.
       23.10.35(5)          -- Johnstown/Consolidated Income Partners.
       23.10.36(5)          -- Multi-Benefit Realty Fund '87-1.
       23.10.37(5)          -- Shelter Properties III.
       23.10.38(5)          -- Shelter Properties VI.
       23.10.39(5)          -- Shelter Properties VII Limited Partnership.
       23.10.40(5)          -- U.S. Realty Partners Limited Partnership.
       23.10.41(5)          -- Shelter Properties IV
       23.11                Consents of Deloitte & Touche.
       23.11.1 (5)          -- HCW Pension Real Estate Fund Limited Partnership.
       23.11.2 (5)          -- United Investors Growth Properties.
       23.11.3 (5)          -- United Investors Growth Properties II.
       23.11.4 (5)          -- United Investors Income Properties.
       23.11.5 (4)          -- Ceader-Tree Investors Limited Partnership.
       23.11.6 (4)          -- Wingfield Investors Limited Partnership.

         6268


         EXHIBIT
          NUMBER                                    DESCRIPTION
         -------                                    -----------
       23.12   (4)          Consents (1997 and 1996) of Reznick Fedder & Silverman
                               (Burnsville Apartments, LP (Minneapolis Associates II
                               Limited Partnership), Chestnut Hill Associates Limited
                               Partnership, DFW Apartment Investors Limited Partnership,
                               DFW Residential Investors Limited Partnership, Olde Mill
                               Investors Limited Partnership, Park Towne Place
                               Associates Limited Partnership and Texas Residential
                               Investors Limited Partnership, Winthrop Apartment
                               Investors Limited Partnership).
       23.12.1 (5)          -- Riverside Park Associates L.P.
       23.12.2 (5)          -- Springhill Lake Investors Limited Partnership.
       23.13   (4)          Consent of Barry S. Fishman & Associates (Ravensworth
                               Associates Limited Partnership).
       23.14                Consents of Imowitz Koenig LLP with respect to financial
                               statements of the following entities:
       23.14.1 (5)          -- Winthrop Apartment Investors Limited Partnership.
       23.14.2 (5)          -- Winrock -- Houston Limited Partnership.
       23.14.3 (5)          -- Century Properties Fund XVI.
       23.14.4 (5)          -- Century Properties Fund XVIII.
       23.14.5 (5)          -- Century Properties Fund XIX.
       23.14.6 (5)          -- Century Properties Growth Fund XXII.
       23.14.7              -- [Reserved].
       23.14.8 (5)          -- Fox Strategic Housing Income Partners.
       23.14.9 (5)          -- National Property Investors 8.
       23.14.10(5)          -- Winthrop Growth Investors 1 Limited Partnership.
       23.15.1 (5)          Consent of Pannell Kerr Forster PC (Drexel Burnham Lambert
                               Real Estate Associates II).
       23.16   (4)          Consent of Beers & Cutler PLLC (Realty Investment Apartment
                               Communities I).
       23.17   (4)          Consent of Ernst & Young, LLP, Denver, Colorado.
       24.1    (5)          Power of Attorney for Apartment Investment and Management
                               Company.
       24.2    (5)          Power of Attorney for AIMCO Properties, L.P.
       99.1    (6)          Physical Inspection Reports of Adjuster's International,
                               Inc. relating to Shelter Properties IV.
       99.2    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Landmark
                               Associates, L.P. in the Section "Your Partnership -- Your
                               Partnership and its Property."
       99.3    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Orchard Park
                               Apartments, Limited Partnership in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.4    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Park Towne
                               Associates Limited Partnership in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.5    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Salem Arms of
                               Augusta Limited Partnership in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.6    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Snowden
                               Village Associates, L.P. in the Section "Your
                               Partnership -- Your Partnership and its Property."

         6269


         EXHIBIT
          NUMBER                                    DESCRIPTION
         -------                                    -----------
       99.7    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Sturbrook
                               Investors, Ltd. in the Section "Your Partnership -- Your
                               Partnership and its Property."
       99.8    (4)          Physical inspection report of Adjuster's International, Inc.
                               referred to in the Prospectus Supplement of Sycamore
                               Creek Associates, L.P. in the Section "Your
                               Partnership -- Your Partnership and its Property."
       99.9    (4)          Summary of Appraisal for Timber Ridge Apartments (Sharon
                               Woods, L.P.)
       99.10   (4)          Summary of Appraisal for Landmark Woods Apartments (Landmark
                               Associates, Ltd.)
       99.11   (4)          Summary of Appraisal for Scotch Pines East Apartments
                               (CallMart Fort Collins Ltd.)
       99.12   (4)          Summary of Appraisal of Sycamore Creek Apartments, (Sycamore
                               Creek Associates, L.P.)
       99.13   (4)          Summary of Appraisal of Buccaneer Trace Apartments
                               (Buccaneer Trace Limited Partnership)


---------------

(1) Incorporated by reference from AIMCO's Registration Statement on Form 8-A filed on July 19, 1994.

(2)  To be filed by amendment.

(3)  Incorporated by reference from AIMCO's Form 8-K filed on July 2, 1998.

(4)  Filed herewith.


(5)  Previously filed.



(6) Incorporated by reference from AIMCO Properties, L.P.'s Schedule 13E-3 filed on February 12, 1999.



   (b) Financial Statement Schedules

       Not Applicable.

   (c) Report, opinion or appraisal

        (i)
          See Appendix A to each Prospectus Supplement.

        (ii)
          Summaries of appraisals referred to in the Prospectus Supplement of Shelter Properties IV in the Section "Fairness of the
          Offer -- Appraisals" are incorporated by reference to Exhibit (z)(I) to the Form 14D-1 of Shelter Properties IV filed by Cooper River Properties, L.L.C. on July 21, 1998.